Filed Pursuant to Rule 424(b)(3)
Registration No. 333-153128

To the Stockholders of Clearwire Corporation:

We cordially invite you to attend a special meeting of stockholders of Clearwire Corporation, which we refer to as Clearwire, which will be held at the Woodmark Hotel, 1200 Carillon Point, Kirkland, Washington 98033, on Thursday, November 20, 2008, at 9:00 a.m., Pacific Standard Time.

At the special meeting, we will ask you to consider and vote on, among other matters, a proposal to approve and adopt the Transaction Agreement and Plan of Merger, which we refer to as the Transaction Agreement, dated as of May 7, 2008, by and among Clearwire, Sprint Nextel Corporation, which we refer to as Sprint, Comcast Corporation, which we refer to as Comcast, Time Warner Cable Inc., which we refer to as Time Warner Cable, Bright House Networks, LLC, which we refer to as Bright House Networks, Google Inc., which we refer to as Google, and Intel Corporation, which we refer to as Intel, including the issuance of common stock of New Clearwire Corporation, which we refer to as New Clearwire, contemplated therein. In the proxy statement/prospectus accompanying this notice, we refer to Comcast, Time Warner Cable, Bright House Networks and Google collectively as the Strategic Investors, to the Strategic Investors together with Intel as the Investors, and to the transactions contemplated by the Transaction Agreement as the Transactions.

Pursuant to the Transaction Agreement, Clearwire and Sprint will combine their respective Worldwide Inter-Operability for Microwave Access, which we refer to as WiMAX, businesses in conjunction with the Investors’ contribution of an aggregate of $3.2 billion in capital to the new company.

We are proposing the Transactions because we believe they will enable us to realize our vision for, and will expedite the deployment of, the first nationwide next generation Internet Protocol, which we refer to as IP, based mobile broadband network, providing a true mobile broadband experience for consumers, businesses, public safety organizations and educational institutions. The board of directors of Clearwire believes the Transactions are strategically and financially beneficial to Clearwire and will create a stronger company with the potential to create significant value for stockholders.

At the special meeting, we will also ask you to consider and vote on, among other matters, a proposal to adopt the restated certificate of incorporation of New Clearwire, a new wholly-owned subsidiary formed by Clearwire, and a proposal to approve and adopt the New Clearwire Corporation 2008 Stock Compensation Plan, which we refer to as the New Clearwire Stock Plan, each of which is contemplated as part of the Transactions.

For a discussion of the risks relating to the Transactions, see the section titled “Risk Factors” beginning on page 30 of this proxy statement/prospectus.

If the Transactions are completed, New Clearwire, the registrant of the registration statement of which this proxy statement/prospectus forms a part, expects to issue up to 166,326,321 shares of its Class A common stock, par value $0.0001 per share, which we refer to as the New Clearwire Class A Common Stock, to holders of Clearwire Class A common stock, par value $0.0001 per share, which we refer to as the Clearwire Class A Common Stock, on the closing of the Transactions. Such Clearwire stockholders will be entitled to receive one share of New Clearwire Class A Common Stock in exchange for each share of Clearwire Class A Common Stock they hold as of the closing. On October 16, 2008, the last reported sales price of Clearwire Class A Common Stock, which trades on the NASDAQ Stock Market, which we refer to as NASDAQ, under the symbol “CLWR,” was $7.50 per share. We expect that shares of New Clearwire Class A Common Stock will trade on NASDAQ under the symbol “CLWR” after completion of the Transactions.

Clearwire’s board of directors has approved the Transaction Agreement, including the issuance of shares of New Clearwire Class A Common Stock and New Clearwire Class B common stock, par value $0.0001 per share, which we refer to as New Clearwire Class B Common Stock, and which we refer to together with New Clearwire Class A Common Stock as New Clearwire Common Stock, the restated certificate of incorporation of New Clearwire and the New Clearwire Stock Plan, and recommends that you vote “FOR” the proposal to approve and adopt the Transaction Agreement, including the issuance of New Clearwire Common Stock, that you vote “FOR” the proposal to adopt the restated certificate of incorporation of New Clearwire and that you vote “FOR” the proposal to approve and adopt the New Clearwire Stock Plan, all of which are described in detail in the accompanying proxy statement/prospectus.

Your vote is important regardless of the number of shares you own. We would like all Clearwire stockholders to attend the special meeting in person. However, to ensure your representation at the special meeting, you are urged to complete, date, sign and return the enclosed proxy card as promptly as possible in the enclosed postage prepaid envelope or submit your voting instructions by Internet or by telephone if those options are available to you.

Thank you for your continued support and we look forward to seeing you on November 20, 2008.

Sincerely,

Benjamin G. Wolff
Chief Executive Officer
Clearwire Corporation

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the transactions described in this proxy statement/prospectus or the New Clearwire Common Stock to be issued pursuant to the Transaction Agreement or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated October 16, 2008, and is expected to first be mailed to the stockholders of Clearwire on or about October 21, 2008.

Clearwire Corporation
4400 Carillon Point
Kirkland, Washington 98033

PROXY STATEMENT/PROSPECTUS
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
NOTICE OF SPECIAL MEETING IS ENCLOSED

NOTICE IS HEREBY GIVEN that Clearwire Corporation, which we refer to as Clearwire, will hold a special meeting of its stockholders at the Woodmark Hotel, 1200 Carillon Point, Kirkland, Washington 98033 on Thursday, November 20, 2008, at 9:00 a.m., Pacific Standard Time. The purpose of this special meeting is:

1. To consider and vote on a proposal to approve and adopt the Transaction Agreement and Plan of Merger, which we refer to as the Transaction Agreement, dated as of May 7, 2008, by and among Clearwire, Sprint Nextel Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc. and Intel Corporation, a copy of which is attached as Annex A to the proxy statement/prospectus accompanying this notice, and the Transactions, including the issuance of the common stock of a direct, wholly-owned subsidiary of Clearwire, which we refer to as New Clearwire, which will become the indirect parent of Clearwire under the Transaction Agreement.

2. To consider and vote on a proposal to adopt the restated certificate of incorporation of New Clearwire (which would be filed immediately before, and would be conditioned on the completion of, the merger contemplated by the Transaction Agreement), a copy of which is attached as Annex B to the proxy statement/prospectus accompanying this notice.

3. To consider and vote on a proposal to approve and adopt the New Clearwire Stock Plan, a copy of which is attached as Annex H to the proxy statement/prospectus accompanying this notice.

4.  To approve the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposals above.

5. To transact any other matters as may properly come before the special meeting and any adjournment or postponement of the special meeting.

The record date for stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting is October 15, 2008. If you wish to vote your shares of Clearwire common stock at the special meeting, the inspector of elections will be available to record your vote at the special meeting site beginning at 9:00 a.m., Pacific Standard Time, on the date of the special meeting.

Clearwire’s board of directors recommends that you vote “FOR” the proposal to approve and adopt the Transaction Agreement, including the issuance of shares of New Clearwire Common Stock, “FOR” the proposal to adopt the restated certificate of incorporation of New Clearwire (which would be filed immediately before, and would be conditioned on the completion of, the merger contemplated by the Transaction Agreement), “FOR” the proposal to approve and adopt the New Clearwire Stock Plan and “FOR” the adjournment proposal (if necessary), each of which is described in detail in the accompanying proxy statement/prospectus. Your attention is directed to the accompanying proxy statement/prospectus, which you should read carefully, for a discussion of the Transaction Agreement and the transactions contemplated thereby.

Your vote is important. You are cordially invited to attend the special meeting, but whether or not you expect to attend in person, you are urged to complete, date and sign the enclosed proxy card and return it in the enclosed postage prepaid envelope or follow the alternative proxy submission procedures described on the proxy card and in the accompanying proxy statement/prospectus so that your shares can be voted. If you attend, you may withdraw your proxy and vote in person.

By Order of the Board of Directors,

Broady Hodder
Corporate Secretary

Kirkland, Washington
October 16, 2008

SOURCES OF ADDITIONAL INFORMATION

The registration statement of which this proxy statement/prospectus forms a part, along with the exhibits filed herewith, contains important business and financial information about Clearwire that is not included in or delivered with this proxy statement/prospectus. You can obtain documents filed with the registration statement, without charge, by requesting them in writing or by telephone from Clearwire at the following address and telephone number:

Clearwire Corporation
4400 Carillon Point
Kirkland, Washington 98033
(425) 216-4735
Attention: Investor Relations

If you would like to request documents, please do so by November 13, 2008, in order to receive them before the special meeting.

You should only rely on the information contained in this proxy statement/prospectus to vote at the special meeting. No person is authorized to give any information or to make any representation not contained in this proxy statement/prospectus and, if given or made, that information or representation should not be relied on as having been authorized.

See the discussion below under the section titled “Where You Can Find Additional Information” beginning on page 274 of this proxy statement/prospectus.

SUBMITTING PROXIES BY MAIL, TELEPHONE OR INTERNET

As a Clearwire stockholder, you may submit your proxy:

•	by mail, by signing and dating each proxy card you receive, indicating your voting preference on each proposal and returning each proxy card in the postage prepaid envelope which accompanied that proxy card;

•	by telephone, by calling the toll-free number 1-800-690-6903 in the United States, Canada or Puerto Rico on a touch-tone phone and following the recorded instructions; or

•	through the Internet, by going to the website www.proxyvote.com, entering the information requested on your computer screen and following the instructions.

If you are a beneficial owner (but not the holder of record) of shares of common stock of Clearwire, please refer to your proxy card or the information forwarded by your bank, broker or other holder of record to see which proxy submission options are available to you.

Except as specifically noted, stock or stock-related numbers in this proxy statement/prospectus related to any period before the completion of the merger have not been adjusted to show the effect of the proposed conversion of shares of Clearwire Class B common stock, par value $0.0001 per share, which we refer to as Clearwire Class B Common Stock, discussed in this proxy statement/prospectus.

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QUESTIONS AND ANSWERS

The following are some questions that you, as a stockholder of Clearwire, may have regarding the Transactions and the answers to those questions. Clearwire urges you to read carefully the remainder of this proxy statement/prospectus, including the annexes, because the information in this section does not provide all of the information that might be important to you with respect to the Transactions and how to vote your shares. In this proxy statement/prospectus, unless the context requires otherwise, references to “Clearwire” refer to Clearwire Corporation and its consolidated subsidiaries before the completion of the Transactions, references to “New Clearwire” refer to New Clearwire Corporation and its consolidated subsidiaries following the completion of the Transactions, and references to the “Company,” “we,” “our,” or “us” refer to Clearwire Corporation and its consolidated subsidiaries, before completion of the Transactions, or New Clearwire Corporation and its consolidated subsidiaries, after the completion of the Transactions, as the context requires. Throughout this proxy statement/prospectus we refer to the combined company as New Clearwire; however, following the completion of all of the Transactions described in this proxy statement/prospectus, the newly combined company will be renamed Clearwire Corporation.

Questions and Answers About the Transactions

Q:	Why am I receiving this proxy statement/prospectus?

A:	We are delivering this proxy statement/prospectus to you because you are a Clearwire stockholder and Clearwire and Sprint have agreed to combine their respective WiMAX businesses, in conjunction with a capital contribution from each of the Investors, under the terms of the Transaction Agreement, which are described more fully in this proxy statement/prospectus. A copy of the Transaction Agreement, which we encourage you to review, is attached as Annex A to this proxy statement/prospectus. In order to complete the Transactions, Clearwire stockholders must vote to approve certain matters. This proxy statement/prospectus contains important information about the Transactions. You should read it carefully. Your vote is important. We encourage you to vote as soon as possible after carefully reviewing this proxy statement/prospectus and the Transaction Agreement.

Q:	Why are Clearwire, Sprint and the Investors proposing the Transactions?

A:	Clearwire, Sprint and the Investors wish to combine the Clearwire and Sprint WiMAX businesses, with the Investors contributing an aggregate of $3.2 billion to the new company, in an effort to expedite the development of a nationwide wireless broadband network, expedite the commercial availability of wireless broadband services over the wireless broadband network, enable the offering of a greater depth and breadth of wireless broadband services and promote wireless broadband development. Clearwire and Sprint believe that the combination of their WiMAX businesses, together with the capital contributed by the Investors, under the terms of the Transaction Agreement, will provide the potential for substantial strategic and financial benefits to their stockholders and customers and the communities they serve.

Q:	How much dilution will current stockholders of Clearwire Class A Common Stock experience?

A:	Current stockholders of Clearwire Class A Common Stock will experience dilution of approximately 72% to 75% as a result of the Transactions.

Q:	What will Sprint stockholders be entitled to receive pursuant to the Transactions?

A:	Sprint stockholders will not receive any consideration pursuant to the Transactions. Sprint stockholders will only indirectly share in the positions held by Sprint and its subsidiaries in New Clearwire and Clearwire Communications LLC, which we refer to as Clearwire Communications, following the completion of the Transactions through their ownership of Sprint stock.

Q:	Are there risks associated with the Transactions?

A:	Yes. We may not achieve the expected benefits of the Transactions because of the risks and uncertainties discussed in the section titled “Risk Factors” beginning on page 30 of this proxy statement/prospectus, which you should read carefully. Those risks include, among other things, risks relating to the uncertainty that we will be able to satisfy the closing conditions and complete the Transactions and, if we do so, that we will be able to successfully integrate the existing Clearwire business with the spectrum and certain other assets associated with the development and operations of Sprint’s WiMAX business, which we refer to as the Sprint WiMAX Business, and uncertainties relating to the performance of the combined businesses following the completion of the Transactions.

Q:	How will my rights as a New Clearwire stockholder after the Transactions differ from my current rights as a Clearwire stockholder?

A:	After the Transactions, your rights as a stockholder will be governed by the restated certificate of incorporation of New Clearwire, which we refer to as the New Clearwire Charter, a copy of which is attached as Annex B to this proxy statement/prospectus, rather than the current fourth amended and restated certificate of incorporation of Clearwire, which we refer to as the Clearwire Charter. A comparison of your rights as a stockholder under these two governing documents is discussed in the section titled “Comparison of Stockholder Rights and Corporate Governance Matters” beginning on page 150 of this proxy statement/prospectus.

Q:	How will my rights as a New Clearwire stockholder differ from the rights of Sprint and the Investors, other than Google, as holders of New Clearwire Class B Common Stock and Clearwire Communications Class B Common Interests?

A:	In accordance with the Transaction Agreement, at the closing of the Transactions, which we refer to as the Closing, all shares of Clearwire Class A Common Stock held by each of Clearwire’s stockholders, including Eagle River Holdings, LLC, which we refer to as Eagle River, Intel, Bell Canada, which we refer to as Bell, and Motorola Inc., which we refer to as Motorola, will be exchanged for New Clearwire Class A Common Stock. After the Transactions, Sprint and the Investors, other than Google, will own shares of New Clearwire Class B Common Stock, which have equal voting rights to New Clearwire Class A Common Stock, but have only nominal economic rights. Unlike the holders of New Clearwire Class A Common Stock, the holders of New Clearwire Class B Common Stock have no right to dividends and no right to any proceeds on liquidation other than the par value of the New Clearwire Class B Common Stock. Sprint and the Investors, other than Google, will hold their economic rights through ownership of Class B non-voting common interests in Clearwire Communications, which we refer to as Clearwire Communications Class B Common Interests. After the Transactions, Google will own shares of New Clearwire Class A Common Stock, as will you.

Q:	What will happen to Clearwire’s dividend policy as a result of the Transactions?

A:	Clearwire’s dividend policy has been, and it is expected that New Clearwire’s dividend policy will be, to retain earnings, if any, for use in the operation and expansion of our business. We do not anticipate paying any cash dividends in the foreseeable future.

Q:	What are the material tax consequences to Clearwire stockholders resulting from the Transactions?

A:	We believe that Clearwire stockholders will not recognize any gain or loss for United States federal income tax purposes as a result of the conversion of Clearwire Class B Common Stock into Clearwire Class A Common Stock, which we refer to as the Conversion, or the merger of Clearwire with and into Clearwire Sub LLC, which we refer to as Clearwire Sub, with Clearwire Sub surviving as a direct, wholly-owned subsidiary of Clearwire Communications, which we refer to as the Merger, and we have obtained an opinion from Davis Wright Tremaine LLP, tax counsel to Clearwire and New Clearwire, to this effect. Receipt of a tax opinion to the same effect at Closing is a condition to the completion of the Conversion and the Merger. See the section titled “Material United States Federal Income Tax Consequences of The Conversion and The Merger” beginning on page 89 of this proxy statement/prospectus.

Q:	How will the income and loss of Clearwire Communications be taxed?

A:	It is intended that Clearwire Communications will be classified as a partnership for federal income tax purposes following the Closing. As such, Clearwire Communications will not itself be subject to federal income tax. Clearwire Communications will file a federal partnership information return that reports its items of income, gain, loss and deduction for each year. New Clearwire will be required to take into account for federal income tax purposes its distributive share of the items of income, gain, loss and deduction of Clearwire Communications (which will include the items of income, gain, loss and deduction of Clearwire Sub, the various Sprint entities contributed to Clearwire Communications and, in general, any other partnership or limited liability company in which Clearwire Communications holds an interest) for the taxable year of Clearwire Communications that ends within or with the taxable year of New Clearwire. New Clearwire will be taxed on its distributive share of income and gain, whether or not cash or other property is distributed to New Clearwire. As a consequence, New Clearwire’s share of the taxable income of Clearwire Communications may exceed the cash or other property actually distributed to New Clearwire by Clearwire Communications.

Clearwire Communications is required to make distributions to New Clearwire in amounts necessary to pay all taxes reasonably determined by New Clearwire to be payable with respect to its distributive share of the taxable income of Clearwire Communications, after taking into account the net operating loss deductions and other tax benefits reasonably expected to be available to New Clearwire.

Q:	How will the Transactions affect Clearwire’s net operating losses?

A:	At present, Clearwire has substantial net operating losses, which we refer to as NOLs, for United States federal income tax purposes. In particular, Clearwire believes that its cumulative tax loss as of June 30, 2008, for United States federal income tax purposes, was approximately $1.2 billion. A portion of Clearwire’s NOLs is subject to certain annual limitations imposed under Section 382 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. New Clearwire will succeed to these NOLs in the Merger and, subject to the existing Section 382 limitation and the possibility of further limitations under Section 382 and Section 384 of the Code arising after the Closing, these NOLs generally are expected to be available to offset items of income and gain allocated to New Clearwire by Clearwire Communications. See “Risk Factors — Risks Related to New Clearwire’s Business after the Transactions — The ability of New Clearwire to use its net operating losses to offset its income and gain will be subject to limitation, and may be subject to further limitation after the Transactions.”

Q:	When will the Transactions be completed?

A:	We are working to complete the Transactions as quickly as possible. If approved by the Clearwire stockholders, we expect to complete the Transactions in the fourth quarter of 2008. However, it is possible that other factors could require us to complete the Transactions at a later time or not complete them at all. For a discussion of the conditions to the Transactions, see the section titled “The Transaction Agreement — Conditions to Closing” beginning on page 103 of this proxy statement/prospectus.

Q:	What should Clearwire stockholders do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, including the annexes, Clearwire stockholders should vote their shares as soon as possible so that their shares will be represented and voted at the special meeting. Please follow the instructions set forth on the enclosed proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Questions and Answers About the Special Meeting

Q:	What are Clearwire stockholders being asked to vote on at the special meeting?

A:	At the special meeting, Clearwire’s stockholders are being asked to consider and vote on four proposals:

Proposal No. 1: To approve and adopt the Transaction Agreement, including the issuance of shares of New Clearwire Common Stock contemplated by the Transaction Agreement.

Proposal No. 2: To adopt the New Clearwire Charter (which would be filed immediately before, and would be conditioned on the completion of, the Merger).

Proposal No. 3: To approve and adopt the New Clearwire Stock Plan (which would be conditioned on completion of the Transactions).

Proposal No. 4: To approve the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposals above.

You may also be asked to act on other business, if any, that may properly come before the special meeting (or any adjournment or postponement thereof). We currently do not anticipate that any other business will be presented at the special meeting.

Q:	What vote is required to approve each proposal?

A:	The affirmative vote of the holders of a majority of the voting power of the outstanding shares of Clearwire Class A Common Stock and Clearwire Class B Common Stock, which we refer to together as the Clearwire Common Stock, entitled to vote at the special meeting, voting together as a single class, is required to approve Proposal No. 1 and Proposal No. 2. The approval of Proposal No. 3 requires the affirmative vote of the majority of the total votes cast on the proposal. The Transactions cannot be completed unless both the Transaction Agreement is approved and adopted and the New Clearwire Charter is adopted. The affirmative vote of the holders of a majority of the voting power of the outstanding shares of Clearwire Common Stock present in person or by proxy, voting together as a single class, regardless of whether a quorum is present, is required to approve Proposal No. 4.

Q:	What constitutes a quorum?

A:	Stockholders holding a majority of the votes attributable to the issued and outstanding shares of Clearwire capital stock entitled to vote at the special meeting must be present in person or represented by proxy in order to constitute a quorum to conduct business. Abstentions and broker non-votes will be included for purposes of determining whether a quorum is present at the special meeting.

Q:	How does Clearwire’s board of directors recommend that I vote on each of the proposals?

A:	After careful consideration, Clearwire’s board of directors recommends by a unanimous vote of all directors voting on the matters, that you vote:

“FOR” Proposal No. 1 — the approval and adoption of the Transaction Agreement, including the issuance of shares of New Clearwire Common Stock;

“FOR” Proposal No. 2 — the adoption of the New Clearwire Charter (which would be filed immediately before, and would be conditioned on the completion of, the Merger);

“FOR” Proposal No. 3 — the approval and adoption of the New Clearwire Stock Plan (which would be conditioned on the completion of the Transactions); and

“FOR” Proposal No. 4 — adjournment of the special meeting, if necessary.

For a more complete description of the recommendations of Clearwire’s board of directors as well as the reasons underlying the recommendations, see the sections titled “Information About the Special Meeting and Voting — Recommendations to Clearwire Stockholders” and “The Transactions — Reasons for the Transactions; Recommendation of the Board of Directors” beginning on pages 60 and 74, respectively, of this proxy statement/prospectus.

Q:	When and where is the special meeting of Clearwire stockholders?

A:	The special meeting of Clearwire stockholders will be held at the Woodmark Hotel, 1200 Carillon Point, Kirkland, Washington 98033 on Thursday, November 20, 2008 at 9:00 a.m., Pacific Standard Time.

Q:	Who can vote at the Clearwire special meeting?

A:	Holders of Clearwire Common Stock can vote their shares at the special meeting if they were holders of record of those shares at the close of business on October 15, 2008, the record date for the special meeting. Each share of Clearwire Class A Common Stock outstanding on the record date will be entitled to one vote on each matter presented for action at the special meeting. Each share of Clearwire Class B Common Stock outstanding on the record date will be entitled to ten votes on each matter presented for action at the special meeting.

Q:	How can Clearwire stockholders vote?

A:	Clearwire stockholders of record may vote before the special meeting in one of the following ways:

• use the toll-free number shown on your proxy card;

• visit the website shown on your proxy card to submit a proxy via the Internet; or

• complete, sign, date and return the enclosed proxy card in the enclosed postage prepaid envelope.

You may also cast your vote in person at the special meeting.

Q:	If my shares of Clearwire Common Stock are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:	No. Your broker will vote your shares only if you provide instructions to your broker on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Under the rules applicable to broker-dealers, brokers, banks and other nominee record holders holding shares in “street name” have the authority to vote on routine proposals when they have not received instructions from beneficial owners. However, brokers, banks and other nominee record holders are precluded from exercising their voting discretion with respect to the approval of non-routine matters such as the approval and adoption of the Transaction Agreement proposal and the New Clearwire Charter proposal set forth in this proxy statement/prospectus. As a result, absent specific instructions from the beneficial owner, brokers, banks and other nominee record holders are not empowered to vote those “street name” shares. Because the vote required for approval and adoption of the Transaction Agreement and the vote required for adoption of the New Clearwire Charter are each based on a percentage of the shares outstanding, broker non-votes will have the same effect as a vote against the Transaction Agreement proposal and the New Clearwire Charter proposal. However, broker non-votes will have no effect on the outcome of the vote for the New Clearwire Stock Plan proposal or the adjournment proposal because the vote required for approval of these proposals is based on the number of shares actually voted, whether in person or by proxy.

Q:	If I am not going to attend the special meeting should I return my proxy card(s)?

A:	Yes. Returning your proxy card(s) ensures that your shares will be represented at the special meeting, even if you are unable to or do not attend.

Q:	Can Clearwire stockholders change their vote after they mail their proxy card?

A:	Yes. If you are a holder of record of Clearwire Common Stock and have properly completed and submitted your proxy card, you can change your vote in any of the following ways:

• by sending a written notice to the corporate secretary of Clearwire that is received before the special meeting stating that you revoke your proxy;

• by properly completing a new proxy card bearing a later date and properly submitting it so that it is received before the special meeting;

• by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically, if you are eligible to do so, and following the instructions on the proxy card;

• by calling the telephone number specified on your proxy card before the special meeting, if you are eligible to do so, and following the instructions on the proxy card; or

• by attending the special meeting and voting in person.

Simply attending the special meeting will not revoke a proxy. If you are a Clearwire stockholder whose shares are held in “street name” by your broker or nominee and you have directed that person to vote your shares, you should instruct your broker or nominee to change or revoke your vote.

Q:	What if a Clearwire stockholder does not vote on the proposals or abstains from voting?

A:	If you are a Clearwire stockholder and you fail to respond with a vote or fail to instruct your broker or other nominee how to vote on the proposal to approve and adopt the Transaction Agreement or the proposal to adopt the New Clearwire Charter, it will have the same effect as a vote against these proposals. Both of the Transaction Agreement proposal and the New Clearwire Charter proposal must be approved for the Transactions to occur.

If you are a Clearwire stockholder and you fail to respond with a vote or fail to instruct your broker or other nominee how to vote on the proposal to approve and adopt the New Clearwire Stock Plan, assuming a quorum is present, or the adjournment proposal, it will have no effect with respect to such proposals.

If you respond and abstain from voting, your proxy will have the same effect as a vote against all of the proposals described in this proxy statement/prospectus.

If you respond but do not indicate how you want to vote on any proposal, your proxy will be counted as a vote in favor of such proposals.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return separately all of the proxy cards or voting instruction cards that you receive (or submit your proxy via the Internet or by telephone) to ensure that all of your shares are voted.

Q:	Should I send in my stock certificates now?

A:	No. After the Transactions are complete, Clearwire will send holders of Clearwire Common Stock written instructions for exchanging their stock certificates for shares of New Clearwire Class A Common Stock in uncertificated book-entry form, unless a physical certificate is requested by such holder.

Q:	Who can answer my questions?

A:	If you are a Clearwire stockholder and you have any questions about the Transactions, the special meeting, or if you need assistance in voting your shares, please contact:

D.F. King & Co., Inc. 48 Wall Street New York, New York 10005 1-800-859-8509

You may also obtain additional information from documents filed with the Securities and Exchange Commission, which we refer to as the SEC, by following the instructions in the section titled “Where You Can Find Additional Information” beginning on page 274 of this proxy statement/prospectus.

TRADEMARKS AND TRADE NAMES

We own, have rights or will own or acquire rights to trademarks, service marks, copyrights and trade names that we use in conjunction with the operation of our business including, without limitation, Clearwire® and XOHMtm. This proxy statement/prospectus also includes trademarks, service marks and trade names of other companies, including, without limitation, Sprint®, iDEN® and Boost Mobile®. Each trademark, service mark or trade name of any other company appearing in this proxy statement/prospectus belongs to its holder. Use or display by us of other parties’ trademarks, service marks or trade names is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of the trademark, service mark or trade name owner. See “Risk Factors — Risks Related to New Clearwire’s Business after the Transactions — We could be subject to claims that we have infringed on the proprietary rights of others, which claims would likely be costly to defend, could require us to pay damages and could limit our ability to use necessary technologies in the future.”

SUMMARY

The following summary highlights information contained elsewhere in this proxy statement/prospectus. It may not contain all the information that may be important to you. You should read this entire proxy statement/prospectus carefully, including the sections titled “Risk Factors,” “Clearwire Management’s Discussion and Analysis of Financial Condition and Results of Operations and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Sprint WiMAX Business,” our historical consolidated financial statements and related notes and the Sprint WiMAX Business’ financial statements and related notes, all included elsewhere in this proxy statement/prospectus.

The Companies (see page 62)

Clearwire Corporation

Clearwire, a Delaware corporation, builds and operates next generation wireless broadband networks that enable fast, simple, portable, reliable and affordable Internet communications. Clearwire’s wireless broadband networks cover entire communities and deliver a high-speed Internet connection that creates a new communications path into the home or office, and anywhere within its coverage area. Clearwire’s services consist primarily of providing wireless broadband connectivity to more than 16.8 million people in the United States and Europe in 50 markets, ranging from major metropolitan areas to small, rural communities. Clearwire conducts its operations through its domestic and international subsidiaries. Clearwire also offers Voice-over-Internet Protocol, which we refer to as VoIP, telephony services in most of its domestic markets. As it evolves its existing networks and services, Clearwire plans to deploy the standards-based mobile WiMAX service in its new markets. Clearwire holds approximately 15.8 billion MHz-POPs (defined as the product of the number of megahertz, which we refer to as MHz, associated with a spectrum license multiplied by the estimated population of the license’s service area, which we refer to as POPs) of owned or leased spectrum, including spectrum subject to pending acquisition or leases, in the United States, and is subject to regulation by the Federal Communications Commission, which we refer to as the FCC. Clearwire also holds 8.7 billion MHz-POPs in Europe. Clearwire’s principal executive offices are located at 4400 Carillon Point, Kirkland, Washington 98033, telephone: (425) 216-7600. Clearwire’s website address is http://www.clearwire.com. Information on or accessed through Clearwire’s website is not incorporated into this proxy statement/prospectus and is not a part of this proxy statement/prospectus.

Shares of Clearwire Class A Common Stock are traded on NASDAQ under the symbol “CLWR.”

New Clearwire Corporation

New Clearwire, a Delaware corporation, was formed by Clearwire for the purpose of engaging in the Transactions. New Clearwire will also act as the managing member of Clearwire Communications. Immediately after the completion of the Transactions, New Clearwire’s equity capital will consist solely of the New Clearwire Class A Common Stock and New Clearwire Class B Common Stock issued pursuant to the Transactions. The New Clearwire Class A Common Stock and New Clearwire Class B Common Stock each will have one vote per share and will vote together as a single class on all matters. Subject to restrictions imposed by the amended and restated operating agreement governing Clearwire Communications, which we refer to as the Operating Agreement, holders of New Clearwire Class B Common Stock will have the right to exchange one share of New Clearwire Class B Common Stock and one Clearwire Communications Class B Common Interest for one share of New Clearwire Class A Common Stock. New Clearwire Class B Common Stock will have only nominal economic rights. Unlike the holders of New Clearwire Class A Common Stock, the holders of New Clearwire Class B Common Stock will have no right to dividends and no right to any proceeds on liquidation other than the par value of the New Clearwire Class B Common Stock. New Clearwire’s corporate governance is outlined in the New Clearwire Charter and the equityholders’ agreement to be entered into at the Closing among Sprint, Eagle River and the Investors, which we refer to as the Equityholders’ Agreement. The New Clearwire Charter and the Equityholders’ Agreement are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus. New Clearwire will be renamed Clearwire Corporation following completion of the Transactions.

Sprint Nextel Corporation

Sprint, a Kansas corporation, offers a comprehensive range of wireless and wireline communications products and services that are designed to meet the needs of individual consumers, businesses and government customers. Sprint is widely recognized for developing, engineering and deploying innovative technologies, including two wireless networks serving nearly 52 million customers at the end of the second quarter of 2008; industry-leading mobile data services; instant national and international walkie-talkie capabilities; and a global Tier 1 Internet backbone. Sprint operates its WiMAX broadband assets under the XOHMtm brand name. The Sprint WiMAX Business, including the XOHMtm name, will be contributed to New Clearwire as part of the Transactions.

Sprint Sub

Sprint Sub LLC, which we refer to as Sprint Sub, a Delaware limited liability company, will be formed by Sprint as a direct, wholly-owned subsidiary of Sprint HoldCo LLC, which we refer to as Sprint HoldCo, for the purpose of engaging in the Transactions. Before the Closing, its assets will consist of the Sprint WiMAX Business, including XOHM, which is currently a division of Sprint that is developing a nationwide advanced wireless broadband network designed to mobilize the Internet, bring wireless innovation to devices and deliver new mobile multimedia applications to consumer, business and government customers. The equity interests of Sprint Sub and its subsidiaries, including the Sprint WiMAX Business and the XOHMtm name, will be contributed to New Clearwire as part of the Transactions.

The Investors

As part of the Transactions, Comcast, Time Warner Cable, Bright House Networks, Intel and Google will invest an aggregate of $3.2 billion in New Clearwire and its subsidiaries.

Comcast Corporation

Comcast, a Pennsylvania corporation, is the nation’s leading provider of entertainment, information and communications products and services. With approximately 24.6 million cable customers, 14.4 million high-speed Internet customers, and 5.6 million voice customers, Comcast is principally involved in the development, management and operation of broadband cable systems and in the delivery of programming content.

Comcast’s content networks and investments include E! Entertainment Television, Style Network, The Golf Channel, VERSUS, G4, PBS KIDS Sprout, TV One, ten Comcast SportsNet networks and Comcast Interactive Media, which develops and operates Comcast’s Internet business. Comcast also has a majority ownership in Comcast-Spectacor, whose major holdings include the Philadelphia Flyers NHL hockey team, the Philadelphia 76ers NBA basketball team and two large multipurpose arenas in Philadelphia.

Time Warner Cable Inc.

Time Warner Cable, a Delaware corporation, together with its subsidiaries, is the second-largest cable operator in the United States, with technologically advanced, well-clustered systems located mainly in New York, the Carolinas, Ohio, southern California and Texas. As of June 30, 2008, Time Warner Cable served approximately 14.7 million customers who subscribe to one or more of its video, high-speed data and voice services.

Bright House Networks, LLC

Bright House Networks, a Delaware limited liability company, is the nation’s sixth largest multiple systems operator with approximately 2.4 million customers in several large markets, including Bakersfield, California, Birmingham, Alabama, Detroit, Michigan, Indianapolis, Indiana, Orlando, Florida and Tampa, Florida, along with several other smaller systems in Alabama and the Florida Panhandle. Bright House Networks provides cable programming, digital phone, high-speed data and other similar cable, voice and data services.

Intel Corporation

Intel, a Delaware corporation, is the world’s largest semiconductor chip manufacturer, based on revenue, and a developer of advanced integrated digital technology products, primarily integrated circuits, for industries such as computing and communications. Intel also develops platforms, defined as integrated suites of digital computing technologies that are designed and configured to work together to provide an optimized user computing solution compared to ingredients that are used separately. Intel offers products at various levels of integration to allow customers flexibility to create advanced computing and communications systems and products. Intel Capital Corporation, Intel’s global investment organization, makes equity investments in innovative technology start-ups and companies worldwide. Intel Capital Corporation invests in a broad range of companies offering hardware, software, and services targeting enterprise, home, mobility, health, consumer Internet, semiconductor manufacturing and cleantech.

Google Inc.

Google, a Delaware corporation, is a global technology leader focused on improving the ways people connect with information. Google’s innovations in web search and advertising have made its web site a top Internet destination and its brand one of the most recognized in the world. Google maintains the largest, most comprehensive index of web sites and other online content, and it makes this information freely available to anyone with an Internet connection. Google’s automated search technology helps people obtain nearly instant access to relevant information from its vast online index.

The Transactions (see page 62)

On May 7, 2008, Clearwire entered into the Transaction Agreement with Sprint, Comcast, Time Warner Cable, Bright House Networks, Google and Intel to combine Clearwire’s and Sprint’s WiMAX wireless broadband businesses, with the Investors contributing an aggregate of $3.2 billion in capital to the new company. Clearwire and Sprint believe that the combination of their WiMAX wireless broadband businesses, in conjunction with the contribution of capital from the Investors, will provide the potential for substantial strategic and financial benefits to their stockholders, customers and the communities they serve.

The Transactions will be governed by the terms of the Transaction Agreement and the other agreements related to the Transactions that are attached as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus is a part. For more information on the Transaction Agreement, see the section titled “The Transaction Agreement” and the Transaction Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Transaction Agreement, including the exhibits thereto, carefully and in its entirety.

The voting agreement entered into on May 7, 2008 among Eagle River, Clearwire, Sprint and the Investors, which we refer to as the Eagle River Voting Agreement, and the voting agreement entered into on May 7, 2008 among Intel, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Clearwire, Sprint and the Strategic Investors, which we refer to as the Intel Voting Agreement, provide, among other things, that each outstanding share of Clearwire Class B Common Stock held by Eagle River and Intel and certain of its affiliates, respectively, will be converted into one share of Clearwire Class A Common Stock before the Merger (but after the vote of the Clearwire stockholders at the special meeting). The Eagle River Voting Agreement and the Intel Voting Agreement are attached as Annex D and Annex E, respectively, to this proxy statement/prospectus.

The Transaction Agreement provides that, on the terms and subject to the conditions set forth in the Transaction Agreement, among other things:

•	Formation of New Clearwire Entities. Clearwire will form New Clearwire as its direct, wholly-owned subsidiary. New Clearwire will then form Clearwire Communications as its direct, wholly-owned subsidiary, which will in turn form Clearwire Sub as its direct, wholly-owned subsidiary.

•	The Merger of Clearwire into Clearwire Sub. Following the Conversion, Clearwire will merge with and into Clearwire Sub, with Clearwire Sub surviving as a direct, wholly-owned subsidiary of Clearwire

Communications. In the Merger, each share of Clearwire Class A Common Stock will be converted into the right to receive one share of New Clearwire Class A Common Stock, and each option and warrant to purchase shares of Clearwire Class A Common Stock will be converted into an option or warrant, as applicable, to purchase the same number of shares of New Clearwire Class A Common Stock.

•	Formation of New Sprint Entities and the Contribution. Sprint will form Sprint HoldCo and in turn cause Sprint HoldCo to form Sprint Sub. Sprint will cause the Sprint WiMAX Business to be held entirely by one or more wholly-owned subsidiaries of Sprint Sub. Following the Merger, Sprint HoldCo will contribute all of the equity interests in Sprint Sub to Clearwire Communications in exchange for Clearwire Communications Class B Common Interests. We refer to the contribution of the equity interests of Sprint Sub to Clearwire Communications in exchange for Clearwire Communications Class B Common Interests as the Contribution.

•	The Class B Purchase. Following the Merger, Sprint will also cause Sprint HoldCo to purchase, for $37,000 in cash, 370 million shares of New Clearwire Class B Common Stock. These shares are entitled to one vote each but have only nominal equity rights. We refer to this purchase of New Clearwire Class B Common Stock by Sprint HoldCo as the Class B Purchase. Immediately following the Class B Purchase, New Clearwire will contribute the cash that it receives from Sprint HoldCo in the Class B Purchase to Clearwire Communications in exchange for voting equity interests in Clearwire Communications, which we refer to as the Clearwire Communications Voting Interests.

•	Investor Contributions to New Clearwire and Clearwire Communications.

•	Investors (other than Google). Following the Contribution and the Class B Purchase, the Investors, other than Google, will invest in Clearwire Communications a total of $2.7 billion in exchange for Clearwire Communications Voting Interests and Clearwire Communications Class B Common Interests. Immediately following the receipt by the Investors, other than Google, of Clearwire Communications Voting Interests and Clearwire Communications Class B Common Interests, each of the Investors, other than Google, will contribute to New Clearwire its Clearwire Communications Voting Interests in exchange for an equal number of shares of New Clearwire Class B Common Stock.

•	Google. Also following the Contribution and the Class B Purchase, Google will invest $500 million in New Clearwire in exchange for New Clearwire Class A Common Stock. New Clearwire will then contribute the $500 million that it receives from Google to Clearwire Communications in exchange for Clearwire Communications Voting Interests and Class A non-voting common interests in Clearwire Communications, which we refer to as the Clearwire Communications Class A Common Interests. We refer to the Clearwire Communications Class A Common Interests and the Clearwire Communications Class B Common Interests together as the Clearwire Communications Common Interests.

The number of shares of New Clearwire Class A Common Stock and Clearwire Communications Class B Common Interests, as applicable, that the Investors receive pursuant to the Transaction Agreement will initially be based on a purchase price of $20.00 per share or interest, as applicable, but is subject to a post-closing adjustment based on the trading prices of New Clearwire Class A Common Stock on NASDAQ over 15 randomly-selected trading days during the 30-trading day period ending on the 90th day after the Closing date. The final price per share or interest, as applicable, will be based on the volume weighted average price on those randomly selected days, and is subject to a cap of $23.00 per share or interest, as applicable, and a floor of $17.00 per share or interest, as applicable. The aggregate number of shares or interests, as applicable, that each Investor ultimately receives for its investment in New Clearwire and Clearwire Communications, as applicable, will be equal to its investment amount divided by the volume weighted average price per share of New Clearwire Class A Common Stock. The number of shares of New Clearwire Class B Common Stock ultimately received by each Investor other than Google will be equal to the number of the Investor’s Clearwire Communications Class B Common Interests, as so adjusted. The number of Clearwire Communications Class B Common Interests and shares of New Clearwire Class B Common Stock received by Sprint HoldCo in connection with the Contribution and the Class B Purchase, respectively, will not be adjusted.

As the New Clearwire Class B Common Stock has only nominal economic rights, immediately after the Closing, Sprint and the Investors, other than Google, will hold their economic rights in the combined WiMAX business through the ownership of Clearwire Communications Class B Common Interests. At Closing, the initial members will hold in the aggregate 100% of the economic rights in Clearwire Communications, which will be allocated as follows: New Clearwire will hold 29% to 31%, Sprint will hold 49% to 52% and the Investors, other than Google, will hold 17% to 21%.

New Clearwire Structure

The following is a diagram illustrating the structure of New Clearwire, its subsidiaries and its stockholders on completion of the Transactions:

1 With respect to the shares of New Clearwire Class B Common Stock and the Clearwire Communications Interests purchased by Intel as part of the Transactions.

2 Includes Eagle River, Motorola, Bell and Intel (with respect to the Clearwire Common Stock held by Intel before the Closing).

3 Sprint will hold its equity interests in New Clearwire and Clearwire Communications through Sprint HoldCo.

The following table shows the amount each Investor has agreed to contribute to New Clearwire or Clearwire Communications as part of the Transactions, along with its respective ownership percentage of New Clearwire after the Closing (dollars in millions):

	Investment	% Ownership(1)

Comcast	$1,050	7.2%
Intel(2)	1,000	6.9
Time Warner Cable	550	3.8
Google(3)	500	3.4
Bright House Networks	100	0.7

Total cash investment	$3,200	22.0%

(1)	Ownership percentages represent voting rights and are on an in-the-money, fully diluted basis assuming a final purchase price of $20 per share or interest, as applicable, of New Clearwire Class A Common Stock or Clearwire Communications Class B Common Interests, as applicable. Actual ownership percentages are subject to the post-closing adjustment, see the section titled “The Transaction Agreement — Post-Closing Adjustment” beginning on page 98 of this proxy statement/prospectus.

(2)	The percentage ownership listed for Intel does not include shares of Clearwire Common Stock owned before the Closing.

(3)	Google will hold its investment in New Clearwire Class A Common Stock. The other Investors will hold Clearwire Communications Class B Common Interests and New Clearwire Class B Common Stock.

Under the terms of the Transaction Agreement, before the Closing, Clearwire must operate its business in the ordinary course and, among other things, must not engage in certain actions related to its business and its assets unless it obtains the consent of Sprint and a 75% majority in interest of the Investors, based on the amount to be invested by the Investors at the Closing. The Sprint WiMAX Business is subject to substantially similar pre-Closing operational restrictions.

New Clearwire Charter; New Clearwire Common Stock (see page 175)

Following the completion of the Merger, the New Clearwire Charter will govern the rights of the holders of New Clearwire Common Stock. For a summary of the differences in the rights of Clearwire stockholders compared to those of New Clearwire stockholders, see the section titled “Comparison of Stockholder Rights and Corporate Governance Matters” beginning on page 149 of this proxy statement/prospectus.

In general, the New Clearwire Charter will provide that the approval of the holders of at least a majority of all of the votes cast by the stockholders present and entitled to vote at a stockholder meeting at which a quorum is present will be required for corporate action that requires a stockholder vote. However, the New Clearwire Charter will provide that the approval of the holders of at least 75% of all of the outstanding shares of capital stock of New Clearwire entitled to vote in the election of directors, voting together as a single class, will be required to approve certain actions constituting a change of control of New Clearwire or Clearwire Communications.

Under the New Clearwire Charter, holders of New Clearwire Common Stock will be subject to certain transfer restrictions. In addition, a holder of New Clearwire Class B Common Stock will be able to exchange one share of New Clearwire Class B Common Stock together with one Clearwire Communications Class B Common Interest for one share of New Clearwire Class A Common Stock. If any holder of New Clearwire Class B Common Stock attempts to transfer a share of New Clearwire Class B Common Stock without a corresponding Clearwire Communications Class B Common Interest, that share of New Clearwire Class B Common Stock will be redeemed by New Clearwire for its par value.

Recommendations to Clearwire Stockholders (see pages 60 and 74)

The Clearwire board of directors has approved the Transaction Agreement, the New Clearwire Charter and the New Clearwire Stock Plan, and has determined that the Transaction Agreement and the Transactions, including the Merger and the issuance of shares of New Clearwire Common Stock as contemplated by the Transaction Agreement, the New Clearwire Charter and the New Clearwire Stock Plan, are advisable, fair to, and in the best interests of Clearwire and its stockholders, and recommends that Clearwire stockholders vote “FOR” the approval and adoption of the Transaction Agreement, including the issuance of shares of New Clearwire Common Stock, “FOR” the adoption of the New Clearwire Charter and “FOR” the approval and adoption of the New Clearwire Stock Plan.

Opinion of Clearwire’s Financial Advisor (see page 78)

Morgan Stanley & Co. Incorporated, which we refer to as Morgan Stanley, on May 5, 2008, rendered its oral opinion to the Clearwire board of directors (subsequently confirmed in writing) that, as of that date and based on and subject to the assumptions, qualifications and limitations discussed in such opinion, the consideration to be received by holders of shares of Clearwire Class A Common Stock pursuant to the Merger was fair, from a financial point of view, to such holders. The full text of the written opinion of Morgan Stanley, dated May 7, 2008, which discusses, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in connection with the opinion, is attached as Annex G to this proxy statement/prospectus. Clearwire stockholders are urged to read this opinion carefully in its entirety.

The Morgan Stanley opinion is directed to the Clearwire board of directors and addresses only the fairness, from a financial point of view, of the consideration to be received by the holders of Clearwire Class A Common Stock pursuant to the Merger to such holders as of the date of the opinion. The Morgan Stanley opinion does not constitute a recommendation to any Clearwire stockholder as to how any such stockholder should vote at the special meeting. The opinion also does not address the prices at which shares of New Clearwire Class A Common Stock will trade following the completion of the Merger or at any other time.

As compensation for its services in connection with the Transactions, Clearwire has agreed to pay Morgan Stanley a fee of $30 million, of which $24 million is contingent upon the consummation of the Transactions. Clearwire has also agreed to reimburse Morgan Stanley for certain expenses incurred by Morgan Stanley, including fees of outside legal counsel, and to indemnify Morgan Stanley and related parties against certain liabilities and expenses arising out of Morgan Stanley’s engagement.

Regulatory Matters (see page 85)

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act, the Transactions cannot be completed until we have made required notification filings and provided certain information and materials to the Federal Trade Commission, which we refer to as the FTC, and the Antitrust Division of the United States Department of Justice and until specified waiting periods have expired without the imposition of a Burdensome Condition. In addition, the step of the Transactions related to the transfer of the Sprint WiMAX Business is subject to, and the parties’ obligations to effect the transfer are conditioned on, approval by the FCC without the imposition of a Burdensome Condition. The FCC approval process includes a public comment period, which ended on August 11, 2008, and, as of the date of this proxy statement/prospectus, each of Clearwire and Sprint is awaiting FCC approval. The waiting period required under the HSR Act expired on July 11, 2008. As of the date of this proxy statement/prospectus, each of Clearwire and Sprint is in the process of seeking the remaining required approvals.

No Appraisal Rights (see page 86)

Clearwire stockholders do not have any right to an appraisal of the value of their shares in connection with the Transactions under Section 262 of the Delaware General Corporation Law, which we refer to as the DGCL.

Listing of New Clearwire Common Stock (see page 87)

We will apply for listing of New Clearwire Class A Common Stock on NASDAQ under the trading symbol “CLWR.” If the Transactions are completed, (1) shares of New Clearwire Class A Common Stock are expected to be traded on NASDAQ immediately following the completion of the Transactions and (2) Clearwire Class A Common Stock will cease to be listed on NASDAQ and will be deregistered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act.

Additional Interests of Clearwire’s Directors and Officers in the Transactions (see page 92)

When Clearwire stockholders consider Clearwire’s board of directors’ recommendation that they vote in favor of the Transaction Agreement proposal, the New Clearwire Charter proposal and the New Clearwire Stock Plan proposal, Clearwire stockholders should be aware that Clearwire’s executive officers and directors may have interests in the Transactions that may be different from, or in addition to, the interests of Clearwire’s stockholders. Those interests include, among other things, the accelerated vesting of equity-based awards, specified severance benefits payable under certain circumstances, grants of awards under the New Clearwire Stock Plan and the appointment of directors and officers of Clearwire to the New Clearwire board of directors and management team. As a result, the directors and officers of Clearwire may be more likely to recommend the approval of the Transaction Agreement proposal, the New Clearwire Charter proposal and the New Clearwire Stock Plan proposal than if they did not have these interests.

Benjamin G. Wolff, Clearwire’s Chief Executive Officer, John A. Butler, Clearwire’s Chief Financial Officer and Executive Vice President, Craig O. McCaw, Clearwire’s Chairman, Perry S. Satterlee, Clearwire’s Chief Operating Officer, R. Gerard Salemme, Clearwire’s Executive Vice President — Strategy, Policy and External Affairs, Scott Richardson, Clearwire’s Chief Strategy Officer and Executive Vice President, John Saw, Clearwire’s Chief Technology Officer and Vice President, Hope F. Cochran, Clearwire’s Senior Vice President, Finance and Treasurer, Broady R. Hodder, Clearwire’s Vice President, General Counsel and Secretary, and Robert M. DeLucia, Clearwire’s Chief Accounting Officer, would be entitled upon a change in control and in the event of a termination of their employment under certain circumstances following a change of control, to the benefits set forth below. Completion of the Transactions will be a change in control for these purposes.

The following table sets forth estimates of the amounts to which each executive officer would be entitled (1) on the Closing and (2) on termination of the executive’s employment following the Closing under certain circumstances set forth in Clearwire’s Change in Control Severance Plan. See the section titled “Additional Interests of Clearwire’s Directors and Officers in the Transactions” beginning on page 92 of this proxy statement/prospectus. These estimates assume (1) that the Closing occurred on September 30, 2008, (2) that, for the second case, the executive’s employment is terminated immediately following the Closing and (3) a closing price as of September 30, 2008 of $11.88 with respect to each share underlying the executive’s outstanding equity awards.

			Value of
	Cash	Continued	Accelerated
Executive Officer	Severance ($)	Health Care ($)	Equity(1) ($)	Gross-Up ($)

Benjamin G. Wolff
Closing	—	—	3,994,600	—
Termination following Closing	4,500,000	—	3,994,600	2,333,201
Perry S. Satterlee
Closing	—	—	772,200	—
Termination following Closing	2,000,000	22,354	772,200	—
John A. Butler
Closing	—	—	356,400	—
Termination following Closing	1,020,000	14,243	356,400	552,895
Scott Richardson
Closing	—	—	608,850	—
Termination following Closing	1,200,000	22,354	608,850	—
John Saw, PhD
Closing	—	—	321,652	—
Termination following Closing	1,050,000	22,354	321,652	497,523
Hope F. Cochran
Closing	—	—	89,100	—
Termination following Closing	623,280	22,354	89,100	261,563
Broady R. Hodder
Closing	—	—	123,404	—
Termination following Closing	825,000	22,354	123,404	374,895
R. Gerard Salemme
Closing	—	—	679,350	—
Termination following Closing	1,080,000	—	679,350	578,194
Robert M. DeLucia
Closing	—	—	—	—
Termination following Closing	343,444	11,176	89,100	—

(1)	Amounts represent the intrinsic value of the equity.

In addition, four of our directors will receive an acceleration in the vesting of their equity ownership in Clearwire upon Closing, with the following approximate values:

Value of
Accelerated
Director	Equity(1) ($)

Richard Emerson	4,287
Nicolas Kauser	490,004
Craig O. McCaw	2,450,002
Stuart Sloan	1,840

(1)	Amounts represent the intrinsic value of the equity.

Clearwire’s board of directors was aware of these interests and considered them, among other matters, in approving the Transaction Agreement and the Transactions contemplated thereby. Clearwire’s stockholders should consider these and other interests of Clearwire’s directors and executive officers that are described in this proxy statement/prospectus. See the section titled “Additional Interests of Clearwire’s Directors and Officers in the Transactions” beginning on page 92 of this proxy statement/prospectus.

Sprint Pre-Closing Financing (see page 99)

Sprint has agreed to provide certain financing for the operations of the Sprint WiMAX Business between April 1, 2008 and the Closing. Subject to certain exceptions, before the Contribution, the liability for the total amount of this financing, up to a limit specified in a budget shared by Sprint with the Investors, will be assumed by Sprint Sub, which will be a wholly-owned subsidiary of New Clearwire after the Closing. Sprint Sub will repay, or cause to be repaid, this amount in full on the first business day after the Closing, in part via a cash payment to Sprint and in part by the issuance of a secured promissory note to Sprint or its subsidiaries.

Conditions to the Completion of the Transactions (see page 103)

Completion of the Transactions is subject to various conditions, including, among other customary closing conditions, the approval and adoption of the Transaction Agreement by Clearwire’s stockholders, the adoption of the New Clearwire Charter by Clearwire’s stockholders, the effectiveness of a registration statement relating to the registration of the New Clearwire Class A Common Stock to be issued in the Merger, the maintenance by Clearwire and Sprint of a minimum number of MHz-POPs coverage from their respective and combined spectrum holdings, the receipt of the consent of the FCC to certain of the Transactions without the imposition of a Burdensome Condition (please see the section titled “The Transaction Agreement — Government Approvals” beginning on page 106 of this proxy statement/prospectus for an explanation of the term “Burdensome Condition”) on any party to the Transaction Agreement, the expiration or termination of applicable waiting periods under the HSR Act (this condition has been satisfied as of July 11, 2008), receipt by Clearwire of the required tax opinion relating to the treatment of the Conversion and the Merger as a tax-free reorganization for federal income tax purposes, receipt by Clearwire Communications of the required tax opinion relating to its classification following the Closing as a partnership for federal income tax purposes, the consent of the lenders under Clearwire’s senior term loan facility to the Transactions or the refinancing of the senior term loan facility, and contribution by the Investors of at least $3.1 billion.

Clearwire Non-Solicitation (see page 108)

Clearwire has agreed that it and its subsidiaries will not, among other things, authorize or permit any of its or their officers, directors or other representatives to, directly or indirectly:

•	solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal; or

•	participate in any discussions or negotiations with, or otherwise cooperate in any way with or participate in any effort by, any person or group that is seeking to make or has made an Acquisition Proposal.

However, as more fully described under “The Transaction Agreement — Clearwire Non-Solicitation” below, the Transaction Agreement does not prohibit Clearwire, prior to the receipt of its stockholders’ approval of the Transactions, from considering and engaging in negotiations or discussions with any person or group that has made an unsolicited bona fide Acquisition Proposal if Clearwire’s board of directors determines in good faith, after consultation with its outside advisors, that:

•	the Acquisition Proposal is or is reasonably likely to lead to a Superior Proposal; and

•	failing to take such action would be inconsistent with its fiduciary duties.

Please see the section titled “The Transaction Agreement — Clearwire Non-Solicitation” beginning on page 108 of this proxy statement/prospectus for an explanation of the terms “Acquisition Proposal” and “Superior Proposal.”

Sprint Non-Solicitation (see page 110)

Sprint has agreed that it and its subsidiaries will not authorize or permit any of its or their officers, directors or other representatives to, directly or indirectly:

•	solicit, initiate or take any action to knowingly facilitate or encourage the submission of any proposal to acquire or invest in all or any portion of the Sprint WiMAX Business; or

•	participate in any discussions or negotiations with, or otherwise cooperate in any way with or participate in any effort by, any person or group that is seeking to make or has made a proposal to acquire or invest in all or any portion of the Sprint WiMAX Business.

Termination of the Transaction Agreement (see page 111)

The Transaction Agreement may be terminated at any time before the Closing:

•	by mutual written consent of the parties;

•	by any party, if:

•	the Closing has not occurred by May 29, 2009, which we refer to as the Termination Date, for any reason other than the delay or non-performance of the party seeking to terminate, subject to certain conditions; or

•	if the required approval of the Clearwire stockholders is not obtained at the Clearwire special meeting;

•	by Clearwire, Sprint or any Investor (other than Bright House Networks) if:

•	subject to a cure period, any other party to the Transaction Agreement breaches its representations, warranties, covenants or other agreements contained in the Transaction Agreement, which breach would cause the failure of the closing conditions relating to the breach of representations and warranties or relating to the performance of obligations to be satisfied and such condition is incapable of being satisfied by the Termination Date; or

•	by Clearwire, if:

•	before the receipt of required approval of the Clearwire stockholders, the board of directors of Clearwire adversely modifies its recommendation to its stockholders with respect to the proposals related to the Transactions or recommends voting for an alternative transaction, which we refer to collectively as an Adverse Recommendation Change (in order to exercise this termination right, Clearwire must, simultaneously with the termination, enter into a definitive agreement with respect to the alternative transaction and pay Sprint the termination fee described below).

Termination Fee (see page 112)

Clearwire has agreed to pay Sprint a termination fee of $60 million if:

•	any party terminates the Transaction Agreement due to an Adverse Recommendation Change;

•	any party terminates the Transaction Agreement due to Clearwire’s failure to perform (or cure within the specified time periods) any of its covenants or other agreements contained in the Transaction Agreement, which breach would cause the failure of the closing condition relating to the performance of Clearwire’s obligations to be satisfied and such condition is incapable of being satisfied by the Termination Date; or

•	either the Termination Date is reached or Clearwire stockholder approval of the Transactions is not received and each of the following occurs:

•	before the special meeting, an Acquisition Proposal has been made to Clearwire or directly to Clearwire’s stockholders or has otherwise become publicly known, or any person has publicly announced an intention to make an Acquisition Proposal; and

•	within 12 months after the termination of the Transaction Agreement, Clearwire or any of its subsidiaries enters into a definitive contract to consummate, or otherwise close, or the Clearwire board of directors recommends to its stockholders, any transaction whereby a third party merges with or into Clearwire, acquires Clearwire, acquires more than 50% of the assets of Clearwire and its subsidiaries, or acquires more than 50% of the outstanding shares of Clearwire capital stock.

Equityholders’ Agreement (see page 114)

In connection with the Transactions, Clearwire has agreed to cause New Clearwire to enter into, at the Closing, the Equityholders’ Agreement with Sprint, Eagle River and the Investors. The Equityholders’ Agreement will provide that, among other things:

•	the board of directors of New Clearwire will initially consist of 13 members, including:

•	seven directors nominated by Sprint, at least one of whom will be independent;

•	two directors nominated by the Strategic Investors as a group;

•	one director, who must be independent, nominated by the unanimous agreement of Intel and the Strategic Investors as a group;

•	one director nominated by Intel;

•	one director nominated by Eagle River; and

•	one independent director to be nominated by New Clearwire’s Nominating Committee, which we refer to as the Nominating Committee;

•	each of Intel, Eagle River, the Strategic Investors, as a group, and Bright House Networks will have the right to have an observer at meetings of the board of directors of New Clearwire, subject to certain limitations;

•	75% of the outstanding voting power of New Clearwire will be required to approve (1) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving New Clearwire or Clearwire Communications, (2) any issuance of capital stock of New Clearwire or Clearwire Communications that constitutes a change of control of New Clearwire or Clearwire Communications, respectively, or (3) any sale or disposition of all or substantially all the assets of New Clearwire or Clearwire Communications;

•	the approval of each of Sprint, Intel and the representative for the Strategic Investors, as a group, so long as each of Sprint, Intel and the Strategic Investors, as a group, respectively, owns securities representing at least 5% of the outstanding voting power of New Clearwire, will be required to take certain fundamental actions with respect to New Clearwire or Clearwire Communications;

•	for so long as Eagle River owns at least 50% of the shares of New Clearwire Common Stock received by it in the Merger and the proposed action would disproportionately and adversely affect Eagle River, the public stockholders of New Clearwire or New Clearwire in its capacity as a member of Clearwire Communications, the approval of Eagle River will be required to amend the New Clearwire Charter, the bylaws of New Clearwire, which we refer to as the New Clearwire Bylaws, a copy of which is attached as Annex F to this proxy statement/prospectus, or the Operating Agreement or to change the size of the board of directors of New Clearwire; and

•	subject to certain conditions, the approval of each of Sprint, Intel and the Strategic Investors, as a group, will be required to approve New Clearwire’s entry into a transaction involving the sale of a certain percentage of the consolidated assets of New Clearwire and its subsidiaries to, or the merger of New Clearwire with, certain specified competitors of Sprint, Intel and the Strategic Investors.

The Equityholders’ Agreement will also provide for certain restrictions on transfers of shares of New Clearwire by Sprint, Eagle River, the Investors and their permitted transferees and designees under the Equityholders’ Agreement, which we refer to collectively as the Equityholders, and each individually as an Equityholder. In addition, the Equityholders’ Agreement will provide a right of first offer related to certain transfers of New Clearwire equity securities, as well as preemptive rights and tag-along rights. Under the Equityholders’ Agreement, the Equityholders will not be able to purchase any New Clearwire Common Stock for at least five years after the Closing, subject to certain exceptions, including the acquisition by an Equityholder of 100% of the outstanding New Clearwire Common Stock that has been approved by a majority of the disinterested directors and a majority of the disinterested stockholders of New Clearwire.

Voting Agreements (see page 119)

In connection with the Transactions, Eagle River entered into the Eagle River Voting Agreement with Clearwire, Sprint and the Investors. Pursuant to the Eagle River Voting Agreement, Eagle River has agreed, subject to certain conditions, to vote shares of Clearwire Common Stock representing not less than 40% of the total voting power of all capital stock of Clearwire outstanding as of May 7, 2008 (on a non-fully diluted basis), as follows:

•	in favor of the approval and adoption of the Transaction Agreement and the Merger at the special meeting (and any adjournment or postponement thereof); and

•	except with the written consent (which may be withheld by each in its sole discretion) of Sprint and four of the five Investors, against any Acquisition Proposal.

The Eagle River Voting Agreement also provides that Eagle River will convert its shares of Clearwire Class B Common Stock into shares of Clearwire Class A Common Stock immediately before completion of the Merger.

In addition, Intel, Intel Capital Corporation and Intel Capital (Cayman) Corporation entered into the Intel Voting Agreement with Clearwire, Sprint and the Strategic Investors. Pursuant to the Intel Voting Agreement, each Intel party has agreed that at the special meeting (or any adjournment, postponement or continuation thereof) it will vote its shares of Clearwire Common Stock in the same proportion as the Clearwire stockholders (excluding each Intel party and its affiliates, Eagle River and its affiliates and any director or executive officer of Clearwire); provided, that such vote in favor of approval of the Transactions will only be required if a majority of Clearwire stockholders (excluding each Intel party and its affiliates, Eagle River and its affiliates and any director or executive officer of Clearwire) has voted in favor of the approval of the Transactions.

The Intel Voting Agreement also provides that each of Intel, Intel Capital Corporation and Intel Capital (Cayman) Corporation will convert its shares of Clearwire Class B Common Stock into shares of Clearwire Class A Common Stock immediately before completion of the Merger.

The Eagle River Voting Agreement and the Intel Voting Agreement are attached as Annex D and Annex E, respectively, to this proxy statement/prospectus.

Registration Rights Agreement (see page 121)

In connection with the Transactions, Clearwire has agreed to cause New Clearwire to enter into, at the Closing, a registration rights agreement with Sprint, Eagle River and the Investors, which we refer to as the Registration Rights Agreement. A copy of the Registration Rights Agreement is filed as an exhibit to the registration statement on Form S-4 of which this proxy/statement prospectus is a part. The Registration Rights Agreement will grant certain customary registration rights, including demand registration rights and piggyback registration rights, with respect to the shares of New Clearwire Common Stock held by Sprint, Eagle River and the Investors. The Registration Rights Agreement also governs how registration expenses will be paid on exercise of the rights granted.

Operating Agreement (see page 123)

In connection with Clearwire’s entry into the Transaction Agreement, Clearwire has also agreed to cause Clearwire Communications to be governed by the Operating Agreement, pursuant to which the business and operations of Clearwire Communications will be managed by New Clearwire, as managing member. Among other things, the Operating Agreement will contain certain pre-emptive rights, rights of first offer and tag-along rights with respect to, as well as certain restrictions on transfer of, Clearwire Communications equity securities. In general, under the Operating Agreement, Clearwire Communications may make distributions to its members, including New Clearwire, from time to time at the discretion of New Clearwire, in its capacity as managing member of Clearwire Communications. Such distributions generally will be made to the members, including New Clearwire, on a pro rata basis in proportion to the number of Clearwire Communications Common Interests held by each member at the record date for the distribution. Clearwire Communications generally may not make any distributions, other than tax distributions, to its members unless a corresponding distribution or dividend is paid by New Clearwire to its stockholders contemporaneously with the distributions made to the members of Clearwire Communications.

Commercial Agreements among New Clearwire, Clearwire Communications, Sprint, Intel and the Strategic Investors (see page 126)

In connection with Clearwire’s entry into the Transaction Agreement, Clearwire has also agreed to cause New Clearwire and Clearwire Communications to enter into, at the Closing, several commercial agreements with Sprint and certain of the Investors relating to, among other things, access rights to towers that Sprint owns or leases, resales by Clearwire Communications and certain Investors of bundled second generation wireless communications, which we refer to as 2G, and third generation wireless communications, which we refer to as 3G, services from Sprint, resales by Sprint and certain Investors of Clearwire Communications’s fourth generation wireless communications, which we refer to as 4G, services, most favored reseller status with respect to economic and non-economic terms of certain service agreements, collective development of new 4G services, creation of desktop and mobile applications on the New Clearwire network, the embedding of WiMAX chips into various New Clearwire network devices and the development of Internet services and protocols.

Share Ownership of Clearwire’s Directors and Executive Officers (see page 265)

On October 15, 2008, which is the record date for determining those Clearwire stockholders who are entitled to vote at the special meeting, the directors and executive officers of Clearwire and their affiliates beneficially owned shares of Clearwire Class A Common Stock, representing approximately 17.4% of the shares of Clearwire Class A Common Stock and 5.8% of the aggregate voting power of Clearwire outstanding on the record date, and shares of Clearwire Class B Common Stock, representing approximately 65.4% of the shares of Clearwire Class B Common Stock and 43.7% of the aggregate voting power of Clearwire outstanding on the record date. Subject to the terms of the Intel Voting Agreement and the Eagle River Voting Agreement, to Clearwire’s knowledge, the directors and executive officers of Clearwire and their affiliates intend to vote their Clearwire Common Stock in favor of the Transaction Agreement proposal, in favor of the New Clearwire Charter proposal and in favor of the New Clearwire Stock Plan proposal.

Treatment of Clearwire Stock Options, Warrants and Other Equity-Based Awards (see page 97)

On completion of the Merger, all outstanding stock options or warrants to purchase Clearwire Class A Common Stock, and all other Clearwire equity-based awards, will be converted into awards that relate to shares of New Clearwire Class A Common Stock that will vest on, and otherwise be subject to, the same terms and conditions as the corresponding Clearwire award. The number of shares of New Clearwire Class A Common Stock underlying the New Clearwire stock option, warrant or other equity-based award, as applicable, will equal the number of shares of Clearwire Class A Common Stock underlying the corresponding Clearwire stock option, warrant or other equity-based award, as applicable. The per share exercise price of each New Clearwire stock option, warrant or other equity-based award, as applicable, will equal the exercise price of the corresponding Clearwire stock option, warrant or other equity-based award, as applicable.

Market Prices and Dividends and Other Distributions

Market Prices

The table below presents the closing sales price per share of Clearwire Class A Common Stock, which trades on NASDAQ under the symbol “CLWR.” These prices are presented on two dates:

•	May 6, 2008, the last trading day before the public announcement of the signing of the Transaction Agreement; and

•	October 16, 2008, the latest practicable date before the date of this proxy statement/prospectus.

Clearwire Class A
Common Stock

May 6, 2008	$16.46
October 16, 2008	$7.50

We urge you to obtain current market quotations for Clearwire Class A Common Stock. We cannot give any assurance as to the future prices or markets for Clearwire Class A Common Stock or New Clearwire Class A Common Stock.

Sprint Sub’s equity interests are not listed for trading on any exchange or automated quotation service.

Dividends and Other Distributions

Neither Clearwire nor New Clearwire has paid any dividends on its respective shares of Class A Common Stock and New Clearwire does not plan to pay dividends on the New Clearwire Class A Common Stock for the foreseeable future. All decisions regarding the declaration and payment of dividends will be at the discretion of New Clearwire’s board of directors and will be evaluated from time to time by New Clearwire’s board of directors in light of New Clearwire’s financial condition, earnings, cash flows, growth prospects, funding requirements, applicable law and other factors that New Clearwire’s board of directors deems relevant.

Sprint Sub has not paid any dividends on its equity interests and does not plan to pay dividends on its equity interests for the foreseeable future.

SELECTED HISTORICAL AND PRO FORMA CONDENSED COMBINED FINANCIAL DATA

Selected Historical Financial Data of Clearwire

The following table sets forth selected consolidated financial data for Clearwire. The selected financial information set forth below under the captions “Statement of Operations Data” and “Other Financial Data” for the years ended December 31, 2007, 2006 and 2005 and the “Balance Sheet Data” as of December 31, 2007 and 2006 are derived from our audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The selected financial information set forth below under the captions “Statement of Operations Data” and “Other Financial Data” for the six months ended June 30, 2008 and 2007, and the “Balance Sheet Data” as of June 30, 2008 are derived from our unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus. The “Statement of Operations Data” and “Other Financial Data” for the year ended December 31, 2004 and for the period from October 27, 2003 (inception) to December 31, 2003 and the “Balance Sheet Data” as of December 31, 2005, 2004 and 2003 are derived from our audited consolidated financial statements not included in this proxy statement/prospectus. In the opinion of management, the consolidated financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary to state fairly our results of operations as of and for the periods presented. Historical results are not necessarily indicative of results to be expected for future periods.

The selected historical consolidated financial data should be read in conjunction with “Clearwire Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus.

							October 27,
							2003
	Six Months						(Inception) to
	Ended June 30,		Year Ended December 31,				December 31,
	2008	2007	2007	2006(1)	2005(1)	2004(1)	2003
			(In thousands, except per share data)

Statement of Operations Data:
Service revenues	$110,091	$64,759	$151,440	$67,598	$8,451	$243	$25
Equipment and other revenues (including related party sales)	—	—	—	32,583	25,003	15,035	—

Total revenues	110,091	64,759	151,440	100,181	33,454	15,278	25
Cost of goods and services (exclusive of items shown separately below)
Cost of service	80,367	40,048	107,281	50,438	13,086	3,031	110
Cost of equipment (including related party costs)	—	—	—	19,674	10,483	9,816	—
Selling, general, and administrative	193,878	156,032	360,666	214,669	106,211	24,201	1,074
Transaction related expenses	10,224	—	—	—	—	—	—
Research and development	1,030	1,023	1,397	8,890	9,639	5,805	22
Depreciation and amortization	56,986	35,899	84,694	40,902	11,913	2,552	27
Spectrum lease expense	64,207	28,265	96,417	23,516	9,356	2,987	163
Gain on sale of NextNet	—	—	—	(19,793)	—	—	—

Total operating expenses	406,692	261,267	650,455	338,296	160,688	48,392	1,396

								October 27,
								2003
	Six Months							(Inception) to
	Ended June 30,		Year Ended December 31,					December 31,
	2008	2007	2007		2006(1)	2005(1)	2004(1)	2003
			(In thousands, except per share data)

Operating loss	$(296,601)	$(196,508)	$(499,015)		$(238,115)	$(127,234)	$(33,114)	$(1,371)
Interest income (expense) — net	(42,007)	(12,319)	(30,543)		(41,851)	(8,018)	1,160	—
Foreign currency transaction gains (losses) — net	691	(68)	363		235	20	172	—
Loss on extinguishment of debt	—	—	(159,193	)(2)	—	—	—	—
Other-than-temporary impairment loss and realized loss on investments	(32,767)	—	(35,020)		—	—	—	—
Other (expense) income — net	(1,209)	1,744	1,801		2,150	300	(292)	—
Income tax provision	(3,584)	(2,729)	(5,427)		(2,981)	(1,459)	—	—
Minority interest in net loss of consolidated subsidiaries	2,345	1,967	4,244		1,503	387	20	—
Losses from equity investees	(2,311)	(2,807)	(4,676)		(5,144)	(3,946)	(988)	—

Net loss	$(375,443)	$(210,720)	$(727,466)		$(284,203)	$(139,950)	$(33,042)	$(1,371)

Net loss per common share	$(2.29)	$(1.37)	$(4.58)		$(2.93)	$(1.97)	$(0.90)	$(0.88)
Other Financial Data:
Capital expenditures	$115,390	$164,604	$361,861		$191,747	$132,724	$12,815	$64

(1)	A significant portion of our historical revenues were generated from equipment sales through our former subsidiary, NextNet Wireless, Inc., which we refer to as NextNet, including 32.5%, 74.7% and 98.4% of our total revenues for the years ended December 31, 2006, 2005 and 2004, respectively. All of our cost of equipment for the years ended December 31, 2006, 2005 and 2004 were attributable to these revenues generated by NextNet. The net loss for the year ended December 31, 2006 includes $7.9 million in direct selling, general and administrative expense, $7.2 million in direct research and development expense, and $1.4 million in direct depreciation and amortization that we expect to be non-recurring following the NextNet sale. Our net loss for the year ended December 31, 2006 also includes the recognition of a $19.8 million gain on the sale of NextNet.

(2)	In connection with the retirement of the $620.7 million senior secured notes due 2010 and the repayment of the $125.0 million term loan, we recorded a $159.2 million loss on extinguishment of debt, which was primarily due to the write-off of the unamortized portion of the proceeds allocated to the warrants originally issued in connection with the senior secured notes and the related deferred financing costs.

	As of June 30,		As of December 31,
	2008	2007	2007	2006	2005	2004	2003
	(In thousands)

Operating Data:
Network covered population:
United States(1)	13,861	10,005	13,550	8,551	3,788	480	—
International(2)	2,934	1,553	2,726	995	765	—	—
Network covered households:(3)
United States	5,544	4,002	5,420	3,447	1,515	192	—
International	1,135	649	1,095	409	326	—	—
Subscribers:(4)
United States	410	270	350	184	56	4	—
International	51	29	44	22	6	—	—

(1)	Represents our estimate of the number of natural persons resident in the geographic areas in which our wireless broadband service is commercially available. Our calculation of covered population in the United States is based on our estimate of covered households multiplied by 2.5 persons per household.

(2)	Represents our estimate of the number of natural persons resident in the geographic areas in which our wireless broadband service is commercially available for our consolidated subsidiaries only, and excludes data regarding our equity investees. Our calculation of covered population is based on estimates from the Economist Intelligence Unit database covered households multiplied by 2.3, 3.0 and 2.9 persons per household, for Ghent and Brussels, Belgium; Dublin, Ireland; and Seville, Spain, respectively.

(3)	Represents our estimate of the number of single residence homes, apartments and condominium units in the geographic areas in which our wireless broadband service is commercially available. Our estimate is based on information extrapolated from 2000 United States census data and other market information.

(4)	Represents the number of individuals and business or governmental entities receiving wireless broadband connectivity through our network.

	As of
	June 30,	As of December 31,
	2008	2007	2006	2005	2004	2003
	(In thousands)

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$528,087	$943,764	$1,101,674	$125,648	$91,438	$2,721
Property, plant and equipment — net	$632,766	$572,329	$302,798	$145,584	$13,126	$892
Total assets	$2,378,689	$2,685,969	$2,068,373	$627,918	$263,305	$29,229
Total debt (net of discount of $0, $0, $110,007, $50,385, $0 and $0)	$1,250,625	$1,256,875	$645,688	$209,961	$—	$—
Total stockholders’ equity	$832,118	$1,163,832	$1,257,609	$318,692	$241,370	$27,841

Selected Historical Financial Data of the Sprint WiMAX Business

The following table sets forth selected financial data for the Sprint WiMAX Business, a development stage enterprise. The selected financial data for the Sprint WiMAX Business represent the collective assets, related liabilities and activities of the Sprint WiMAX Business, including any allocations from Sprint and other non-WiMAX Sprint entities that have acted on behalf of the Sprint WiMAX Business. The acquisition of the Sprint WiMAX Business’ assets was funded by Sprint and includes significant amounts of FCC licenses. Principal operations did not commence until January 1, 2007, at which time the Sprint WiMAX Business qualified as a business.

The selected financial information set forth below under the caption “Statement of Operations Data” for the year ended December 31, 2007 and the “Balance Sheet Data” as of December 31, 2007 are derived from the Sprint WiMAX Business’ audited financial statements included elsewhere in this proxy statement/prospectus. The selected financial information set forth below under the caption “Statement of Operations Data” for the six months ended June 30, 2008 and 2007 and the “Balance Sheet Data” as of June 30, 2008 are derived from the Sprint WiMAX Business’ unaudited financial statements included elsewhere in this proxy statement/prospectus. In the opinion of management of the Sprint WiMAX Business, the financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary to state fairly our results of operations as of and for the periods presented. Historical results are not necessarily indicative of results to be expected for future periods.

The selected historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Sprint WiMAX Business” and the Sprint WiMAX Business’ financial statements and related notes included elsewhere in this proxy statement/ prospectus.

	Six Months Ended		Year Ended
	June 30,		December 31,
	2008	2007	2007
	(In thousands)

Statement of Operations Data:
Net operating revenues	$—	$—	$—
Direct and allocated costs and expenses
Spectrum expense	33,093	26,004	60,051
Network costs	52,438	8,360	48,865
General and administrative	66,946	34,336	99,490
Depreciation and amortization	16,302	162	3,979

	168,779	68,862	212,385

Operating loss	(168,779)	(68,862)	(212,385)
Other income	2,854	1,754	4,022

Loss from operations before income taxes	(165,925)	(67,108)	(208,363)
Income tax expense	(11,078)	(7,265)	(16,362)

Net loss	$(177,003)	$(74,373)	$(224,725)

	As of	As of
	June 30,	December 31,
	2008	2007
	(In thousands)

Balance Sheet Data:
Total current assets	$7,645	$8,399
Total assets	3,619,717	3,144,158
Deferred tax liability, net	692,058	679,222
Business equity	2,927,659	2,464,936
Total liabilities and business equity	3,619,717	3,144,158

Selected Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2008 and for the year ended December 31, 2007 give effect to the Transactions as if they were consummated on January 1, 2007 and includes all adjustments that give effect to events that are directly attributable to the Transactions, expected to have a continuing impact, and that are factually supportable. The unaudited pro forma condensed combined balance sheet as of June 30, 2008 gives effect to the Transactions as if they had been consummated on June 30, 2008 and includes all adjustments which give effect to events that are directly attributable to the Transactions and that are factually supportable. The pro forma adjustments are based on the information available at the time of the preparation of this proxy statement/prospectus. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” on page 134.

The unaudited pro forma condensed combined financial information that follows is presented for informational purposes only and is not intended to represent or be indicative of the combined results of operations or financial position that would have been reported had the Transactions been completed as of January 1, 2007 or June 30, 2008, and should not be taken as representative of the future consolidated results of operations or financial position of New Clearwire.

	Six Months Ended	Year Ended
	June 30,	December 31,
	2008	2007
	(In thousands, except per share data)

Statement of Operations Data:
Revenues	$110,091	$151,440
Operating loss	$(503,577)	$(877,595)
Loss before income taxes, non-controlling interests and losses from equity investees	$(574,226)	$(1,096,102)
Net loss	$(155,133)	$(296,427)
Net loss per common share:
Basic	$(0.82)	$(1.56)
Diluted	$(0.85)	$(1.62)
Weighted average common shares outstanding:
Basic	189,773	189,773
Diluted	694,773	694,773

As of
June 30,
2008
(In thousands)

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$3,437,409
Total assets	$11,909,532
Total debt	$1,250,625
Total liabilities	$1,735,704
Non-controlling interests	$7,398,046
Total stockholders’ equity	$2,775,782

COMPARATIVE PER SHARE INFORMATION (UNAUDITED)

The following table shows per share data regarding losses from continuing operations and book value per share for Clearwire and New Clearwire on a historical and pro forma combined basis, respectively. The pro forma book value per share information was computed as if the Transactions had been completed on June 30, 2008. The pro forma loss from continuing operations information was computed as if the Transactions had been completed on January 1, 2007. These amounts do not necessarily reflect future per share amounts of earnings (losses) from continuing operations and book value per share of New Clearwire.

The following unaudited comparative per share data is derived from the historical consolidated financial statements of Clearwire and the unaudited pro forma condensed combined financial information of New Clearwire. The information below should be read in conjunction with the financial statements and accompanying notes of Clearwire, which are included in this proxy statement/prospectus. We urge you also to read the section titled “Selected Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 28 of this proxy statement/prospectus. Per share data for the Sprint WiMAX Business has not been presented as the entity does not have a historical equity structure.

	As of or for the	As of or for the
	Six Months Ended	Year Ended
	June 30,	December 31,
	2008	2007

Clearwire — Historical:
Book value per share	$5.07	$7.09
Cash dividends per share	$—	$—
Diluted and basic net loss per share from continuing operations	$(2.29)	$(4.58)
New Clearwire Pro Forma Combined:
Book value per share	$14.63	n/a
Cash dividends declared per share	n/a	n/a
Net loss per common share:
Basic	$(0.82)	$(1.56)
Diluted	$(0.85)	$(1.62)

RISK FACTORS

Clearwire stockholders should carefully consider the following factors, in addition to those factors discussed elsewhere in this proxy statement/prospectus, before voting at the special meeting.

Risks Related to the Transactions

Failure to complete the Transactions may result in material adverse consequences to Clearwire’s business and operations.

The Transactions are subject to several closing conditions, including the approval and adoption of the Transaction Agreement and the adoption of the New Clearwire Charter by Clearwire’s stockholders, the effectiveness of a registration statement relating to the registration of the New Clearwire Class A Common Stock to be issued in the Merger, maintenance by Clearwire and contribution by Sprint of a minimum number of MHz-POPs from their individual and combined spectrum holdings, the absence of any action taken or any applicable law proposed or enacted by any governmental authority that would reasonably be expected to result in the imposition of a Burdensome Condition on New Clearwire, the receipt of FCC consent without the imposition of a Burdensome Condition on any party to the Transaction Agreement, the receipt by Clearwire and Clearwire Communications of required tax opinions, contribution by the Investors of at least $3.1 billion, the consent of the lenders under our senior term loan facility to the Transactions or the refinancing of the senior term loan facility and other customary closing conditions. In addition, the parties must obtain certain other approvals and consents from the FCC, and must wait for the expiration or termination of applicable waiting periods under the HSR Act before consummating the Transactions (the condition relating to the expiration of the HSR waiting period has been satisfied as of July 11, 2008). If any one of these conditions is not satisfied or waived, the Transactions may not be completed. The closing conditions that Clearwire’s stockholders approve and adopt the Transaction Agreement and adopt the New Clearwire Charter, that a registration statement relating to the registration of the New Clearwire Class A Common Stock to be issued in the Merger be effective, that FCC consent has been obtained and that the expiration or termination of applicable waiting periods under the HSR Act has occurred may not be waived by the parties to the Transaction Agreement and each must be satisfied for the Transactions to be completed. See the section titled “The Transaction Agreement — Conditions to Closing” beginning on page 103 of this proxy statement/prospectus for a more detailed discussion.

The parties have not yet obtained all regulatory clearances, consents and approvals required to complete the Transactions. Governmental or regulatory agencies could still seek to block or challenge the Transactions or could impose restrictions they deem necessary or desirable in the public interest as a condition to approving the Transactions. If these approvals are not received, then none of Clearwire, Sprint or the Investors will be obligated to complete the Transactions. If the approvals are received, but the applicable regulatory agency imposes any condition that would restrict a party’s freedom of action with respect to its assets or business, require a party to dispose of a material portion of its assets, require a party to pay any significant amounts in order to receive required consents or waivers, or adversely affect its rights under the Transaction Agreement, alter the Transaction Agreement, the Equityholders’ Agreement, the Registration Rights Agreement or the commercial agreements entered into in connection with the Transactions, or would have certain other effects, then the party subject to such conditions would not be required to complete the Transactions.

If Clearwire’s stockholders do not approve and adopt the Transaction Agreement and adopt the New Clearwire Charter or if the Transactions are not completed for any other reason, Clearwire would be subject to a number of risks, including the following:

•	Clearwire would not realize the anticipated benefits of the proposed Transactions, including any anticipated synergies from combining Clearwire and the Sprint WiMAX Business;

•	Clearwire may be required to pay a termination fee of $60 million if the Transaction Agreement is terminated due to an adverse change in our board of director’s recommendation to our stockholders to approve the Transactions in order to allow us to proceed with an alternative acquisition, as a result of our failure to close the Transactions within 12 months of the date of the Transaction Agreement if an alternative acquisition proposal is made before our stockholders’ meeting to vote on the Transactions and we enter into an alternative acquisition within 12 months following the termination, or solely due to our material breach of a covenant in the Transaction Agreement;

•	the trading price of Clearwire Common Stock may experience increased volatility to the extent that the current market prices reflect a market assumption that the Transactions will be completed;

•	Clearwire would continue to be exposed to the general competitive pressures and risks discussed elsewhere in this proxy statement/prospectus, which pressures and risks may be increased if the Transactions are not completed;

•	matters relating to the Transactions (including integration planning) have required and will continue to require substantial commitments of time and resources by our management, which could otherwise have been devoted to other opportunities that may have been beneficial to us; and

•	Clearwire could be unable to obtain necessary funding on acceptable terms or at all, which could significantly impact our ability to build out our network or launch new markets and may jeopardize our ability to continue to operate.

The occurrence of any of these events individually or in combination could have a material adverse effect on the results of operations or the trading price of Clearwire Common Stock.

Each of Clearwire’s business and the Sprint WiMAX Business will be subject to business uncertainties and contractual restrictions while the Transactions are pending that could adversely affect it.

Uncertainty about the effect of the Transactions on employees and customers may have an adverse effect on each of Clearwire’s and Sprint’s WiMAX businesses, regardless of whether the Transactions are eventually completed, and, consequently, on the newly formed New Clearwire. Although Clearwire and Sprint have taken steps designed to reduce any adverse effects, these uncertainties may impair Clearwire’s and Sprint’s ability to attract, retain and motivate key personnel until the Transactions are completed, or the Transaction Agreement is terminated, and for a period of time thereafter, and could cause customers, suppliers and others that deal with Clearwire or Sprint to seek to change existing business relationships with Clearwire or Sprint.

Employee retention and recruitment may be particularly challenging during the pendency of the Transactions, as employees and prospective employees may experience uncertainty about their future roles with New Clearwire. The departure of existing key employees or the failure of potential key employees to accept employment with New Clearwire, despite Clearwire’s and Sprint’s retention and recruiting efforts, could have a material adverse impact on Clearwire’s and New Clearwire’s business, financial condition and operating results, regardless of whether the Transactions are eventually completed.

The pursuit of the Transactions and the preparation for the integration of Clearwire and the Sprint WiMAX Business have placed and will continue to place a significant burden on management and internal resources. There is a significant degree of difficulty and management distraction inherent in the process of closing the Transactions and integrating Clearwire’s business and the Sprint WiMAX Business, which could cause an interruption of, or loss of momentum in, the activities of our existing businesses, regardless of whether the Transactions are eventually completed. Before and immediately following the Closing, our management team will be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage our existing business, service existing customers, attract new customers and develop new services or strategies. One potential consequence of such distractions could be the failure of management to realize other opportunities that could be beneficial to Clearwire. If our senior management is not able to effectively manage the process leading up to and immediately following the Transactions, or if any significant business activities are interrupted as a result of the integration process, our business could suffer.

In addition, the Transaction Agreement restricts Clearwire and Sprint, without the consent of the other and 75% in interest of the Investors (based on the amount to be invested by the Investors at the Closing), from making certain acquisitions and taking other specified actions until the Transactions occur or the Transaction Agreement is terminated. These restrictions may prevent Clearwire and Sprint from pursuing otherwise attractive business opportunities and making other changes to their businesses before completion of the Transactions or termination of the Transaction Agreement. For a description of the restrictive covenants applicable to Clearwire and the Sprint WiMAX Business, see the section titled “The Transaction Agreement — Operations of Clearwire and Sprint Pre-Closing” beginning on page 106 of this proxy statement/prospectus.

The integration of Clearwire and the Sprint WiMAX Business following the Closing will present significant challenges that may result in a decline in the anticipated benefits of the Transactions.

The Transactions involve the integration of two companies’ WiMAX wireless broadband businesses that previously operated independently. The difficulties of combining the companies’ WiMAX wireless broadband operations include:

•	integrating successfully each company’s operations, technologies, products and services;

•	coordinating marketing efforts to effectively promote the products of New Clearwire and its subsidiaries;

•	the necessity of coordinating geographically separated organizations, systems and facilities;

•	hiring the right persons from each company’s WiMAX businesses to manage New Clearwire and its subsidiaries after the Closing and preserving the morale of other employees;

•	integrating personnel with diverse business backgrounds and business cultures;

•	reducing the costs associated with each company’s operations;

•	consolidating and rationalizing information technology platforms and administrative infrastructures as well as accounting systems and related financial reporting activities; and

•	preserving important relationships of both Clearwire and Sprint and resolving potential conflicts that may arise.

Furthermore, it is possible that the integration process could result in the loss of key employees, the disruption of Clearwire’s ongoing businesses or the Sprint WiMAX Business, inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers and employees or to achieve the anticipated benefits of the Transactions. The loss of key employees could adversely affect Clearwire’s ability to successfully conduct its business, which could have an adverse effect on Clearwire’s financial results and the value of its common stock. In addition, the diversion of management’s attention and any delays or difficulties encountered in connection the integration of Clearwire and the Sprint WiMAX Business could have an adverse effect on the business, results of operations, financial condition or prospects of the combined businesses under New Clearwire after the Transactions are completed.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of Clearwire’s businesses, as well as the Sprint WiMAX Business. If Clearwire or New Clearwire experience difficulties with the integration process, the anticipated benefits of the Transactions may not be realized fully or at all, or may take longer to realize than expected. These integration matters could have an adverse effect on each of Clearwire, the Sprint WiMAX Business and New Clearwire during this transition period and for an undetermined period after completion of the Transactions.

Clearwire stockholders may experience dilution in the percentage of common stock held by them in the event that the price paid by the Investors is adjusted downward pursuant to the Transaction Agreement.

The number of shares of New Clearwire Class A Common Stock and Clearwire Communications Class B Common Interests, as applicable, that the Investors receive pursuant to the Transaction Agreement will initially be based on a purchase price of $20.00 per share or interest, as applicable, but is subject to a post-closing adjustment based on the trading prices of New Clearwire Class A Common Stock on NASDAQ over 15 randomly-selected trading days during the 30-trading day period ending on the 90th day after the Closing date. The final price per share or interest, as applicable, paid by the Investors will be based on the volume weighted average price on such randomly selected days, and is subject to a cap of $23.00 per share or interest, as applicable, and a floor of $17.00 per share or interest, as applicable. The number of shares of New Clearwire Class B Common Stock ultimately received by each Investor other than Google will be equal to the number of the Investor’s Clearwire Communications Class B Common Interests, as so adjusted. The number of Clearwire Communications Class B Common Interests and shares of New Clearwire Class B Common Stock received by Sprint HoldCo in connection with the Contribution and the Class B Purchase, respectively, will not be adjusted.

The aggregate number of shares or interests, as applicable, that each Investor ultimately receives will be equal to its investment amount divided by the volume weighted average price per share of New Clearwire Class A Common Stock over the measurement period. As a result, if the volume weighted average price of New Clearwire Class A Common Stock on such days is lower than $20.00, the number of shares or interests, as applicable, received by the Investors will be increased pursuant to the purchase price adjustment. If this occurs, the percentage of the fully diluted shares of New Clearwire Common Stock held by Clearwire stockholders will decrease as a result of the purchase price adjustment. The number of fully diluted shares of New Clearwire Common Stock held by Clearwire stockholders immediately following the Transactions will represent 25% to 28% of the voting power of New Clearwire if the price at which the shares are sold is $17.00 to $23.00, based on the number of shares of Clearwire Common Stock, options and warrants outstanding as of August 4, 2008. See the section titled “The Transaction Agreement — Post-Closing Adjustment” beginning on page 98 of this proxy statement/prospectus.

Clearwire and New Clearwire will incur significant transaction-related and restructuring costs in connection with the Transactions.

Clearwire expects to incur costs associated with combining the operations of Clearwire and the Sprint WiMAX Business, as well as transaction fees and other costs related to the Transactions. New Clearwire also will incur restructuring and integration costs in connection with the Transactions. Clearwire is in the early stages of assessing the magnitude of these costs and, therefore, is not able to provide estimates of these costs. The costs related to restructuring will be included as a liability in the purchase price allocation or expensed as incurred, depending on the nature of the restructuring activity. Although Clearwire expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction, transaction-related and restructuring costs over time, any net benefit may not be achieved in the near term, or at all.

The Transaction Agreement contains provisions that may discourage other companies from trying to acquire Clearwire.

The Transaction Agreement contains provisions that may discourage a third party from submitting a business combination proposal to Clearwire that might result in greater value to Clearwire stockholders than the Transactions. The Transaction Agreement generally prohibits Clearwire from soliciting any Acquisition Proposal. In addition, if the Transaction Agreement is terminated by Clearwire or Sprint in circumstances that obligate Clearwire to pay a termination fee and to reimburse transaction expenses to Sprint, Clearwire’s financial condition may be adversely affected as a result of the payment of the termination fee and transaction expenses, which might deter third parties from proposing alternative business combination proposals.

The corporate opportunity provisions in the New Clearwire Charter could enable certain of our stockholders to benefit from corporate opportunities that might otherwise be available to us.

The New Clearwire Charter will contain provisions related to corporate opportunities that may be of interest to both New Clearwire and certain of our stockholders, including Sprint, Eagle River and the Investors, who are referred to in the New Clearwire Charter as the Founding Stockholders. These provisions will provide that unless a director is an employee of New Clearwire, such person will not have a duty to present to New Clearwire a corporate opportunity of which he or she becomes aware, except where the corporate opportunity is expressly offered to such person in his or her capacity as a director of New Clearwire.

In addition, the New Clearwire Charter will expressly provide that our Founding Stockholders may, and will have no duty not to, engage in any businesses that are similar to or competitive with that of New Clearwire, do business with our competitors, customers and suppliers, and employ New Clearwire’s employees or officers. The Founding Stockholders or their affiliates may deploy competing wireless broadband networks or purchase broadband services from other providers. Further, we may also compete with the Founding Stockholders or their affiliates in the area of employee recruiting and retention. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by the Founding Stockholders to themselves or their other affiliates or we lose key personnel to them. For a more complete description of the terms of the New Clearwire Charter, see the section titled “Description of New Clearwire Capital Stock” beginning on page 175 of this proxy statement/prospectus.

Members of our management and board of directors have interests in the Transactions that are different from, or in addition to, those of other stockholders and that could have influenced their decision to support or approve the Transactions.

In considering whether to approve the Transaction Agreement, Clearwire stockholders should recognize that some of the members of management and the board of directors of Clearwire have interests in the Transactions that differ from, or are in addition to, their interests as stockholders of Clearwire. For example, as of September 30, 2008, Eagle River was the holder of approximately 65% of Clearwire Class B Common Stock and approximately 13% of Clearwire Class A Common Stock. Eagle River, Inc., which we refer to as ERI, is the manager of Eagle River. ERI and Eagle River are both controlled by Craig McCaw. In addition, Benjamin G. Wolff and R. Gerard Salemme receive a salary from Clearwire as executives of Clearwire and are also compensated by ERI. In addition, they, along with Nicolas Kauser, a director of Clearwire, hold membership interests in Eagle River. Under the terms of the Equityholders’ Agreement, Eagle River will have certain rights, including the right to nominate one member of the board of directors of New Clearwire. In addition, under the Registration Rights Agreement, Eagle River has the right to cause New Clearwire to register its shares of New Clearwire Class A Common Stock in certain circumstances. For a more complete description of the interests and benefits of Clearwire’s management and directors, see the section titled “Additional Interests of Clearwire’s Directors and Officers in the Transactions” beginning on page 92 of this proxy statement/prospectus.

Under the New Clearwire Charter, New Clearwire will be able to issue more shares of common stock than currently authorized under the Clearwire Charter. Any future issuances of common stock could have a dilutive effect on the earnings per share and voting power of New Clearwire stockholders.

If the Transaction Agreement is approved and adopted by the Clearwire stockholders, and the New Clearwire Charter is adopted by the Clearwire stockholders, New Clearwire will be able to issue more shares of common stock than currently authorized under the Clearwire Charter. If the board of directors of New Clearwire elects to issue additional shares of common stock in the future, whether in public offerings, in connection with mergers and acquisitions, or otherwise, such additional issuances could dilute the earnings per share and voting power of New Clearwire stockholders.

Sprint is subject to exclusivity provisions and other restrictions under its arrangements with the remaining independent Sprint PCS Affiliates that may require changes to the terms of the Transactions as contemplated by the Transaction Agreement.

Sprint’s arrangements with its three remaining independent third-party personal communication services, which we refer to as PCS, affiliates, which we refer to as Sprint PCS Affiliates, restrict the ability of Sprint to own, operate, build or manage specified wireless communication networks or to sell certain wireless services within specified geographic areas. Sprint has pending litigation in multiple jurisdictions against the Sprint PCS Affiliates regarding actions that Sprint may take in the future in connection with the Transactions. The Sprint PCS Affiliates assert that Sprint’s completion of the Transactions may be inconsistent with Sprint’s obligations under Sprint PCS’s agreements with them, particularly with respect to the restrictions noted above. Sprint believes the restrictions in the Sprint PCS Affiliate agreements should not impede the completion of the Transactions. However, a court may ultimately require Sprint to modify its plans for consummating the Transactions in the Sprint PCS Affiliate territories.

Risks Related to New Clearwire’s Business after the Transactions

We are an early stage company, we have a history of operating losses and we expect to continue to realize significant net losses for the foreseeable future.

We are at an early stage of implementing our business strategy. We have recorded a net loss in each reporting period since our inception and we cannot anticipate with certainty what our earnings, if any, will be in any future period. However, we expect to continue to incur significant net losses as we develop and deploy our network in new and existing markets, expand our services and pursue our business strategy. We intend to invest significantly in our business before we expect cash flow from operations will be adequate to cover our anticipated expenses. In addition, at this stage of our development we are subject to the following risks:

•	our results of operations may fluctuate significantly, which may adversely affect the value of an investment in New Clearwire Class A Common Stock;

•	we may be unable to develop and deploy our next generation wireless broadband network, expand our services, meet the objectives we have established for our business strategy or grow our business profitably, if at all;

•	because of our limited operating history, it may be difficult to predict accurately our key operating and performance metrics utilized in budgeting and operational decisions;

•	our next generation wireless broadband network will rely on mobile WiMAX technology that is new and has not been widely deployed; and

•	our network and related technologies may fail or the quality and number of services we are able to provide may decline if our network operates at maximum capacity for an extended period of time or fails to perform to our expectations.

If we are unable to execute our business strategy and grow our business, either as a result of the risks identified in this section or for any other reason, our business, prospects, financial condition and results of operations will be materially and adversely affected.

Our substantial indebtedness and restrictive debt covenants could limit our financing options and liquidity position and may limit our ability to grow our business.

In 2007, we borrowed $1.25 billion under a senior term loan facility. We used a portion of the proceeds to repay and retire existing loans and secured notes. The remainder of the proceeds will be used for expansion plans, spectrum acquisition, and general working capital purposes. Our senior term loan facility provides for quarterly principal payments, with the remaining balance due on the final maturity date. In general, borrowings under the facility bear interest based, at our option, at either the Euro dollar rate or on an alternate base rate, in each case plus a margin. It is a condition to closing under the Transaction Agreement that we either obtain the consent of lenders under our senior term loan facility to the Transactions or that we refinance the senior term loan facility, in each case in compliance with the Transaction Agreement. If we obtain the consent of the lenders under the credit agreement or refinance the senior term loan facility prior to the Closing, such action is likely to result in significant additional fees being paid to the lenders or in changes to the terms of the credit agreement, including potential increases in the interest rate payable on the loans. A refinancing of the senior term loan facility would require us to prepay the existing loans, which the credit agreement permits at a price equal to 101% of face value.

In addition, under the Transaction Agreement, subject to certain exceptions, Sprint Sub, which will be a wholly-owned subsidiary of New Clearwire after the Closing, will assume the liability for the total amount of the financing incurred by Sprint to finance the operations of the Sprint WiMAX Business between April 1, 2008 and the Closing, up to a specified limit. Sprint Sub will repay, or cause to be repaid, this amount in full on the first business day after the Closing via a cash payment to Sprint and, depending on the amount financed, in part by the issuance of a secured promissory note to Sprint or its subsidiaries. As a result, the total indebtedness of New Clearwire and its subsidiaries could substantially increase following completion of the Transactions.

Our substantial indebtedness could have important consequences to the holders of New Clearwire Common Stock, such as:

•	we may not be able to obtain additional financing to fund working capital, operating losses, capital expenditures or acquisitions, including spectrum acquisitions, on terms acceptable to us, or at all;

•	we may be unable to refinance our indebtedness on terms acceptable to us, or at all;

•	our substantial indebtedness may make us more vulnerable to economic downturns and limit our ability to withstand competitive pressure; and

•	cash flows from operations and investing activities have been negative since inception and will continue to be so for some time, and our remaining cash, if any, may be insufficient to operate our business.

Additionally, covenants in the credit agreement governing our term loan facility impose operating and financial restrictions on us. These restrictions prohibit or limit our ability, and the ability of our subsidiaries, to, among other things:

•	pay dividends to our stockholders;

•	incur, or cause certain of our subsidiaries to incur, additional indebtedness;

•	permit liens on or conduct sales of any assets pledged as collateral;

•	sell all or substantially all of our assets or consolidate or merge with or into other companies;

•	repay existing indebtedness; and

•	engage in transactions with affiliates.

A breach of any of these covenants could result in a default under our senior term loan facility. If a default causes our debt repayment obligations to be accelerated, our assets may be insufficient to repay the amount due in full. If we are unable to repay or refinance those amounts, the collateral agent for our senior term loan facility could proceed against the assets pledged to secure these obligations, which include substantially all of our assets.

These restrictions may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business opportunities. Moreover, we may seek additional debt financing on terms that include more restrictive covenants, may require repayment on an accelerated schedule or may impose other obligations that limit our ability to grow our business, acquire needed assets, or take other actions we might otherwise consider appropriate or desirable.

If we do not obtain additional financing, our business prospects, financial condition and results of operations will be adversely affected.

We believe our cash, cash equivalents and marketable securities, together with the proceeds of the investment in New Clearwire and Clearwire Communications by the Investors, afford us adequate liquidity for at least the next 12 months to fund operating losses, capital expenditures, working capital and current spectrum acquisition commitments, although we may raise additional capital during this period if acceptable terms are available. We also expect to require substantial additional capital in the long-term to fund our business, including further operating losses, network expansion plans and spectrum acquisitions, and our success and viability will depend on our ability to raise such additional capital on reasonable terms. The amount and timing of our long-term capital needs will depend in part on the extent of our network deployment, which we may adjust based on available capital and, to a lesser degree, based on the schedule on which mobile WiMAX products become available, both of which are difficult to estimate at this time. If we cannot secure sufficient additional funding we may forego strategic opportunities or delay, scale back and eliminate network deployments, operations, spectrum acquisitions and investments. Additionally, as our operations grow and expand, it may become more difficult to modulate our business plans and strategies based on the availability of funding.

We may not be able to secure adequate additional financing when needed on acceptable terms or at all. To raise additional capital, we may issue additional equity securities in public or private offerings, potentially at a price lower than the market price of our common stock at the time of such issuance. We will likely seek significant additional debt financing, in the short-term and the long-term, and, as a result, will likely incur significant interest expense. Our existing level of debt may make it more difficult for us to obtain this debt financing, may reduce the amount of money available to finance our operations and other business activities, may expose us to the risk of increasing interest rates, may make us more vulnerable to general economic downturns and adverse industry conditions, and may reduce our flexibility in planning for, or responding to, changing business and economic conditions. We also may decide to sell additional debt or equity securities in our domestic or international subsidiaries, which may dilute our ownership interest in or reduce or eliminate our income, if any, from those entities. The recent turmoil in the economy, and the worldwide financial markets in particular, may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms.

We have committed to deploy a wireless broadband network using mobile WiMAX technologies and would incur significant costs to deploy alternative technologies, even if there are alternative technologies available in the future that would be technologically superior or more cost effective.

Under the Intel Market Development Agreement, described elsewhere in this proxy statement/prospectus, we have committed to undertake certain marketing efforts with respect to our mobile WiMAX service and are subject to certain restrictions on our ability to commercially deploy alternative wireless broadband or data technology in our services for a period of three years after the Closing as long as certain requirements are satisfied. We have expended significant resources and made substantial investments to deploy a wireless broadband network using mobile WiMAX technologies. We depend on original equipment manufacturers to develop and produce mobile WiMAX equipment that will operate on our network. While we have initiated field trials of mobile WiMAX jointly conducted with Intel and Motorola, we cannot assure you that commercial quantities of mobile WiMAX equipment that meets our requirements will become available on the schedule we expect, or at all, or that vendors will continue to develop and produce mobile WiMAX equipment in the long term, which may require us to deploy alternative technologies. Other competing technologies, such as Long Term Evolution, which we refer to as LTE, and Ultra Mobile Broadband, may be developed that have advantages over mobile WiMAX, and operators of other networks based on those competing technologies may be able to deploy these alternative technologies at a lower cost and more quickly than the cost and speed with which we deploy our networks, which may allow those operators to compete more effectively, assuming they have adequate spectrum resources, or may require us to deploy such technologies when we are permitted to do so.

Additionally, mobile WiMAX may not perform as we expect, once deployed on a commercial basis, and therefore we may not be able to deliver the quality or types of service we expect. The process of upgrading our current markets from Expedience technology to mobile WiMAX may cost more or be more difficult to undertake than we expect. We also may discover unanticipated costs associated with deploying and maintaining our network or delivering services we must offer in order to remain competitive. These risks could reduce our subscriber growth, increase our costs of providing services or increase our churn. Churn is an industry term we use to measure the rate at which subscribers terminate service. We calculate this metric by dividing the number of subscribers who terminate their service in a given month by the average number of subscribers during that month, in each case excluding those who subscribe for and terminate our service within 30 days for any reason or in the first 90 days of service under certain circumstances.

If third parties fail to develop and deliver the equipment that we need for both our existing and future networks, we may be unable to execute our business strategy or operate our business.

We currently depend on third parties to develop and deliver complex systems, software and hardware products and components for our network in a timely manner, and at a high level of quality. Motorola is our sole supplier of equipment and software for the Expedience system currently deployed in our operating markets. The Expedience system consists of network components used by us and subscriber equipment used by our subscribers. To successfully continue to operate in most of our existing markets, Motorola must continue to support the Expedience system, including continued production of the software and hardware components. Any failure by Motorola to meet these needs may impair our ability to operate in our current markets. If Motorola failed to meet our needs we may not be able to find another supplier on terms acceptable to us, or at all.

For our planned mobile WiMAX deployment in new markets and the transition of our existing markets to mobile WiMAX, we are relying on third parties to continue to develop the network components and subscriber equipment necessary for us to build and operate our mobile WiMAX networks. As mobile WiMAX is a new and highly sophisticated technology, we cannot be certain that these third parties will be successful in their development efforts. The development process for new mobile WiMAX network components and subscriber equipment may be lengthy, has been subject to some short term delays and may still encounter more significant delays. If these third parties are unable or unwilling to develop new mobile WiMAX network components and subscriber equipment on a timely basis that perform according to our expectations, we may be unable to deploy a mobile WiMAX network in our new markets or to transition our existing markets to mobile WiMAX when we expect, or at all. If we are unable to deploy mobile WiMAX in a timely manner, we may be unable to execute our business strategy and our prospects and results of operations would be harmed.

Many of our competitors are better established and have significantly greater resources than we have, which may make it difficult to attract and retain subscribers.

The market for broadband, voice and related services is highly competitive, and we compete with several other companies within each of our markets. Many of our competitors are well established with larger and better developed networks and support systems, longer-standing relationships with customers and suppliers, greater name recognition and greater financial, technical and marketing resources than we have. Our competitors may subsidize competing services with revenue from other sources and, thus, may offer their products and services at prices lower than ours. Our competitors may also reduce the prices of their services significantly or may offer broadband connectivity packaged with other products or services. For example, a number of broadband providers recently offered significant price reductions on their services. We may not be able to reduce our prices or otherwise combine our services with other products or services to remain competitive with these offerings, which may make it more difficult to attract and retain subscribers.

Our current competitors include:

•	3G, cellular, PCS and other wireless providers offering wireless broadband services and capabilities, including developments in existing cellular and PCS technology that may increase network speeds or have other advantages over our services, and the introduction of future technologies such as LTE, which may enable these providers to offer services that are comparable or superior to ours;

•	incumbent and competitive local exchange carriers providing digital subscriber line, which we refer to as DSL, services over their existing wide, metropolitan and local area networks;

•	wireline operators offering high-speed Internet connectivity services and voice communications over cable or fiber optic networks;

•	satellite and fixed wireless service providers offering or developing broadband Internet connectivity and VoIP and other telephony services;

•	municipalities and other entities operating wireless fidelity, which we refer to as Wi-Fi, networks, some of which are free or subsidized;

•	Internet service providers offering dial-up Internet connectivity;

•	electric utilities and other providers offering or planning to offer broadband Internet connectivity over power lines; and

•	resellers, mobile virtual network operators, which we refer to as MVNOs, or wholesalers providing wireless Internet or other wireless services using infrastructure developed and operated by others.

Our planned mobile VoIP services will also face significant competition. Primarily, our mobile VoIP service offering will compete with many of our current competitors that also provide voice communications services. Additionally, we may face competition from companies that offer VoIP telephony services over networks operated by third parties.

We expect other existing and prospective competitors to adopt technologies or business plans similar to ours, or seek other means to develop services competitive with ours, particularly if our services prove to be attractive in our target markets. There can be no assurances that there will be sufficient customer demand for services offered over our network in the same markets to allow multiple operators, if any, to succeed. Additionally, AT&T Inc., which we refer to as AT&T, and Verizon Wireless Inc., which we refer to as Verizon Wireless, among others, have announced plans to deploy LTE technology. This service may provide significant competition when it becomes available in the future.

As of December 31, 2007, we have remediated our previous material weaknesses and other significant deficiencies. If we fail to maintain an effective system of internal control, we may not be able to report our financial results accurately, safeguard our assets or prevent fraud. Any inability to report and file our financial results in an accurate and timely manner could harm our business and adversely impact the trading price of New Clearwire Class A Common Stock.

We produce our consolidated financial statements in accordance with the requirements of accounting principles generally accepted in the United States, which we refer to as U.S. GAAP, and maintain effective internal controls under the rules as promulgated by the SEC. Effective internal controls are necessary to provide reliable financial reports, safeguard our assets and prevent fraud. If we cannot provide reliable financial reports, safeguard our assets or prevent fraud, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business, brand and reputation with investors may be harmed. Additionally, if we do not continue to maintain the controls and procedures we have established, we could have additional weaknesses or deficiencies in the future and the reliability of our Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K may be compromised.

We and our independent public accountants identified material weaknesses in our internal controls during 2005 and 2006. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. In 2007, we remediated our material weaknesses and significant deficiencies identified during 2005 and 2006. In addition, based on the work we performed during 2007 and 2008 on our internal control over financial reporting, we have not identified any new material weaknesses or significant deficiencies during 2007 or 2008. However, we cannot provide assurance that material weaknesses in our internal control over financial reporting will not be discovered in the future. Any failure to implement controls in order to remediate material weaknesses or significant deficiencies that may be identified, or any difficulties encountered in their timely implementation, could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements.

We may experience difficulties in constructing, upgrading and maintaining our network, which could adversely affect customer satisfaction, increase subscriber churn and costs incurred, and decrease our revenues.

Our success depends on developing and providing services that give subscribers a high quality experience. We expect to expend significant resources in constructing, maintaining and improving our network.

Additionally, as the number of subscribers using our network increases, as the usage habits of our subscribers change and as we increase our service offerings, we may need to upgrade our network to maintain or improve the quality of our services. If we do not successfully maintain or implement upgrades to our network, the quality of our services may decline and the rate of our subscriber churn may increase.

We may experience quality deficiencies, cost overruns and delays with our construction, maintenance and upgrade projects, including the portions of those projects not within our control. The construction of our network requires permits and approvals from numerous governmental bodies, including municipalities and zoning boards. Such entities often limit the expansion of transmission towers and other construction necessary for our network. Failure to receive approvals in a timely fashion can delay new market deployments and upgrades in existing markets and raise the cost of completing construction projects. In addition, we typically are required to obtain rights from land, building and tower owners to install the antennas and other equipment that provide our service to our subscribers. We may not be able to obtain, on terms acceptable to us or at all, the rights necessary to construct our network and expand our services.

We also may face challenges in managing and operating our network. These challenges could include ensuring the availability of subscriber equipment that is compatible with our network and managing sales, advertising, customer support, and billing and collection functions of our business while providing reliable network service that meets our subscribers’ expectations. Our failure in any of these areas could adversely affect customer satisfaction, increase subscriber churn, increase our costs, decrease our revenues and otherwise have a material adverse effect on our business, prospects, financial condition and results of operations.

If we do not obtain and maintain rights to use licensed spectrum in one or more markets, we may be unable to operate in these markets, which could adversely affect our ability to execute our business strategy.

To offer our services using licensed spectrum both in the United States and internationally, we depend on our ability to acquire and maintain sufficient rights to use spectrum through ownership or long-term leases in each of the markets in which we operate or intend to operate. Obtaining the necessary amount of licensed spectrum in these markets can be a long and difficult process that can be costly and require a disproportionate amount of our resources. We may not be able to acquire, lease or maintain the spectrum necessary to execute our business strategy. In addition, we have in the past and may continue to spend significant resources to acquire spectrum in additional or existing markets, even if the amount of spectrum actually acquired in certain markets is not adequate to deploy our network on a commercial basis in all such markets.

Using licensed spectrum, whether owned or leased, poses additional risks to us, including:

•	inability to satisfy build-out or service deployment requirements on which some of our spectrum licenses or leases are, or may be, conditioned;

•	adverse changes to regulations governing our spectrum rights;

•	inability to use a portion of the spectrum we have acquired or leased due to interference from licensed or unlicensed operators in our band or in adjacent bands;

•	refusal by the FCC or one or more foreign licensing authorities to recognize our acquisition or lease of spectrum licenses from others or our investments in other license holders;

•	inability to offer new services or to expand existing services to take advantage of new capabilities of our network resulting from advancements in technology due to regulations governing our spectrum rights;

•	inability to control leased spectrum due to contractual disputes with, or the bankruptcy or other reorganization of, the license holders, or third parties;

•	failure of the FCC or other regulators to renew our spectrum licenses as they expire;

•	failure to obtain extensions or renewals of spectrum leases, or an inability to renegotiate such leases, on terms acceptable to us before they expire;

•	potentially significant increases in spectrum prices, because of increased competition for the limited supply of licensed spectrum both in the United States and internationally; and

•	invalidation of our authorization to use all or a significant portion of our spectrum, resulting in, among other things, impairment charges related to assets recorded for such spectrum.

We expect the FCC to make additional spectrum available from time to time. Additionally, other companies hold spectrum rights that could be made available for lease or sale. The availability of additional spectrum in the marketplace could change the market value of spectrum rights generally and, as a result, may adversely affect the value of our spectrum assets.

Interruption or failure of our information technology and communications systems could impair our ability to provide our services, which could damage our reputation and harm our operating results.

We have experienced service interruptions in some markets in the past and may experience service interruptions or system failures in the future. Any service interruption adversely affects our ability to operate our business and could result in an immediate loss of revenues. If we experience frequent or persistent system or network failures, our reputation and brand could be permanently harmed. We may make significant capital expenditures in an effort to increase the reliability of our systems, but these capital expenditures may not achieve the results we expect.

Our services depend on the development and continuing operation of various information technology and communications systems, some of which are not within our control. Neither the Sprint WiMAX Business nor Clearwire currently has in place information technology and communication systems that will meet all of our future business requirements. Thus, we must be able to develop these information technology and communication systems, and any failure to do so may limit our ability to offer the services we intend to offer and may adversely affect our operating results. Any damage to or failure of our current or future information technology and communications systems could result in interruptions in our service. Interruptions in our service could reduce our revenues and profits, and our brand could be damaged if people believe our network is unreliable. Our systems are vulnerable to damage or interruption from earthquakes and other natural disasters, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning may not be adequate. The occurrence of a natural disaster or unanticipated problems at our network centers could result in lengthy interruptions in our service and adversely affect our operating results.

Acquisitions, investments and other strategic transactions could result in operating difficulties, dilution and distractions from our core business.

We have entered, and may in the future enter, into strategic transactions, including strategic supply and service agreements and acquisitions of other assets and businesses. Any such transactions can be risky, may require a disproportionate amount of our management and financial resources and may create unforeseen operating difficulties or expenditures, including:

•	difficulties in integrating acquired technologies and operations into our business while maintaining uniform standards, controls, policies and procedures;

•	obligations imposed on us by counterparties in such transactions that limit our ability to obtain additional financing, our ability to compete in geographic areas or specific lines of business, or other aspects of our operational flexibility;

•	increasing cost and complexity of assuring the implementation and maintenance of adequate internal control and disclosure controls and procedures, and of obtaining the reports and attestations required under the Exchange Act;

•	increasing cost and complexity in the proper application of U.S. GAAP;

•	difficulties in consolidating and preparing our financial statements due to poor accounting records, weak financial controls and, in some cases, procedures at acquired entities not based on U.S. GAAP particularly those entities in which we lack control; and

•	inability to predict or anticipate market developments and capital commitments relating to the acquired company, business or technology.

In the past, some of our business acquisitions have given rise to significant deficiencies in financial reporting controls in certain areas such as cash, inventory, fixed assets, prepaid site rentals, value-added tax receivables and depreciation expense, as well as inconsistent preparation of monthly routine elimination entries that resulted in intercompany transactions not properly eliminated in consolidation at year end.

In addition, acquisitions of, and investments in, businesses organized outside the United States often can involve additional risks, including:

•	difficulties, as a result of distance, language, legal or culture differences, in developing, staffing and managing foreign operations;

•	lack of control over our equity investees and other business relationships;

•	currency exchange rate fluctuations;

•	longer payment cycles;

•	credit risk and higher levels of payment fraud;

•	foreign exchange controls that might limit our control over, or prevent us from repatriating, cash generated outside the United States;

•	potentially adverse tax consequences;

•	expropriation or nationalization of assets;

•	differences in regulatory requirements that may make it difficult to offer all of our services;

•	unexpected changes in regulatory requirements;

•	difficulties in foreign corporate law that have and may create additional administrative burdens and legal risks;

•	increased management time and resources to manage overseas operations;

•	trade barriers and import and export restrictions; and

•	political or social unrest and economic instability.

Further, the Equityholders’ Agreement will impose certain restrictions on acquisitions of, and investments in, businesses organized outside the United States by requiring the prior approval of at least ten of the 13 directors of New Clearwire (except that if there are ten or fewer directors on the board of directors at any time, these actions will require the unanimous approval of the board of directors) to fund (1) the expansion of the business purpose of New Clearwire, (2) activities outside of the United States, other than the maintenance of New Clearwire’s current operations and assets located outside of the United States, or (3) the acquisition of spectrum outside of the United States.

The anticipated benefit of any of our strategic transactions may never materialize. Future investments, acquisitions or dispositions, or similar arrangements could result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. Any such transactions may require us to obtain additional equity or debt financing, which may not be available on favorable terms, or at all. We have experienced certain of these risks in connection with our acquisitions and investments in the past, and the occurrence of any of these risks in the future may have a material adverse effect on our business. Additionally, the uncertainty in the credit markets may adversely affect the value and liquidity of some of our short-term investments. For a more detailed discussion of this issue, see Note 5, Short-Term Investments, in the notes to our consolidated financial statements.

A number of our significant business arrangements are between us and parties that have an investment in or a fiduciary duty to us, and the terms of those arrangements may not be beneficial to us.

We are party to a number of services, development, supply and licensing agreements with parties that have an ownership or fiduciary relationship with us, including current agreements between us and Intel and Motorola and, following the Closing, we will become a party to various commercial agreements with Sprint and the Investors. These relationships may create actual or potential conflicts of interest, and may cause the parties to these arrangements to make decisions or take actions that do not reflect our best interests.

Our current commercial agreements with Intel and Motorola were entered into concurrently with purchases of our shares of capital stock by each of these entities or their affiliates. Our current commercial agreement with Intel will terminate concurrently with the Closing and will be superseded by the Intel Market Development Agreement, which we are entering into concurrently with the Closing. Following the Transactions, none of Intel, Motorola or any of our other debt or equity security holders, including, after completion of the Transactions, Sprint and the Investors, or any of their respective affiliates, is obligated to purchase equity from, or contribute or lend funds to, us or any of our subsidiaries or equity investees.

In addition, in connection with the Transactions, we have authorized New Clearwire to enter into commercial agreements with service providers that will have an ownership or fiduciary relationship with New Clearwire that provide for, among other things, access rights to towers that Sprint owns or leases, resales by Clearwire Communications and certain Investors of bundled 2G and 3G services from Sprint, resales by Sprint and certain Investors of Clearwire Communications’s 4G services, most favored reseller status with respect to economic and non-economic terms of certain service agreements, collective development of new 4G services, creation of desktop and mobile applications on the New Clearwire network, the embedding of mobile WiMAX chips into various New Clearwire network devices and the development of Internet services and protocols. Except for the agreements with Google and Intel, none of these agreements restricts these parties from entering into similar arrangements with other parties. See the section titled “Certain Agreements Related to the Transactions — Commercial Agreements among New Clearwire, Clearwire Communications, Sprint, Intel and the Strategic Investors” beginning on page 126 of this proxy statement/prospectus.

The industries in which we operate are continually evolving, which makes it difficult to evaluate our future prospects and increases the risk of your investment. Our products and services may become obsolete, and we may not be able to develop competitive products or services on a timely basis or at all.

The broadband services industry is characterized by rapid technological change, competitive pricing, frequent new service introductions, evolving industry standards and changing regulatory requirements. Additionally, our planned deployment of mobile WiMAX depends on the continued development of new network equipment and subscriber devices based on the mobile WiMAX standard. Although we have begun mobile WiMAX field trials which have yielded positive initial results, each of these development efforts faces a number of continuing technological and operational challenges. We believe that our success depends on our ability to anticipate and adapt to these and other challenges and to offer competitive services on a timely basis. We face a number of difficulties and uncertainties associated with our reliance on future technological development, such as:

•	existing service providers may use more traditional and commercially proven means to deliver similar or alternative services;

•	new service providers may use more efficient, less expensive technologies, including products not yet invented or developed;

•	consumers may not subscribe to our services or may not be willing to pay the amount we expect to receive for our services;

•	we may not be able to realize economies of scale;

•	our subscribers may elect to cancel our services at rates that are greater than we expect;

•	we may be unable to respond successfully to advances in competing technologies in a timely and cost-effective manner;

•	we may lack the financial and operational resources necessary to enable the development and deployment of network components and software that do not currently exist and that may require substantial upgrades to or replacements of existing infrastructure; and

•	existing, proposed or undeveloped technologies may render our existing or planned services less profitable or obsolete.

As our services and those offered by our competitors develop, businesses and consumers, including our current subscribers, may not accept our services as an attractive alternative to other means of receiving wireless broadband services.

We rely on highly skilled executives and other personnel. If we cannot retain and motivate key personnel, we may be unable to implement our business strategy.

Our future success depends largely on the expertise and reputation of the anticipated members of our senior management team, including Benjamin G. Wolff, who will serve as New Clearwire’s Chief Executive Officer, Barry West, who will serve as New Clearwire’s President, and Perry Satterlee, who will serve as New Clearwire’s Chief Operating Officer. In addition, we intend to hire additional highly skilled individuals to staff our operations. Loss of any of our key personnel or the inability to recruit and retain qualified individuals for our domestic and international operations could adversely affect our ability to implement our business strategy and operate our business.

In addition, to successfully introduce our services in new markets and grow our business in existing domestic and international markets, we rely on the skills of our general managers in these markets. If we cannot hire, train and retain motivated and well-qualified individuals to serve as general managers in our markets, we may face difficulties in attracting, recruiting and retaining various sales and support personnel in those markets, which may lead to difficulties in growing our subscriber base.

On completion of the Transactions, New Clearwire and its subsidiaries may be considered subsidiaries of Sprint under certain of Sprint’s agreements relating to its indebtedness.

On completion of the Transactions, Sprint is expected to own approximately 49% to 52% of the voting power of New Clearwire on a fully-diluted basis. As a result, New Clearwire and its subsidiaries may be considered subsidiaries of Sprint under certain of Sprint’s agreements relating to its indebtedness. Those agreements govern the incurrence of indebtedness and certain other activities of Sprint’s subsidiaries. Thus, our actions may result in a violation of covenants in Sprint’s debt obligations, which may cause Sprint’s lenders to declare due and payable all of Sprint’s outstanding loan obligations, thereby severely harming Sprint’s financial condition, operations and prospects for growth. The determination of whether or not we would be considered a subsidiary under Sprint’s debt agreements is complex and subject to interpretation. Under the Equityholders’ Agreement, if we intend to take any action that may be prohibited under the terms of certain Sprint debt agreements, then Sprint will be obligated to deliver to us an officer’s certificate, which we refer to as a Compliance Certificate, and legal opinion from a nationally recognized law firm stating that our proposed actions do not violate those debt agreements. If Sprint notifies us that it cannot deliver the Compliance Certificate and legal opinion, Sprint will be obligated to take certain actions to ensure that we are no longer considered a subsidiary under its debt agreements. These actions may include surrendering board seats and voting stock. The unusual nature of this arrangement may make it more difficult for us to obtain financing on favorable terms or at all. Moreover, regardless of whether we receive a Compliance Certificate and legal opinion as described above, we cannot be sure our actions will not violate Sprint’s debt covenants, and, if there is a violation, that Sprint’s lenders will waive such non-compliance and forbear from enforcing their rights, which could include accelerated collection of Sprint’s obligations. For a more complete description of the Equityholders’ Agreement, see the section titled “Certain Agreements Related to the Transactions — Equityholders’ Agreement” beginning on page 114 of this proxy statement/prospectus.

Certain aspects of our VoIP residential telephony services differ from traditional telephone service, which may limit the attractiveness of our services.

We intend to continue to offer residential VoIP telephony as a value added service with our wireless broadband Internet service. Our residential VoIP telephony services differ from traditional phone service in several respects, including:

•	our subscribers may experience lower call quality than they experience with traditional wireline telephone companies, including static, echoes and transmission delays;

•	our subscribers may experience higher dropped-call rates than they experience with traditional wireline telephone companies; and

•	a power loss or Internet access interruption may cause our service to be interrupted.

If our subscribers do not accept the differences between our residential VoIP telephony services and traditional telephone service, they may not adopt or keep our residential VoIP telephony services or our other services, or may choose to retain or return to service provided by traditional telephone companies.

Although we are compliant with the FCC’s November 28, 2005 mandate that all interconnected VoIP providers transmit all 911 calls to the appropriate public safety answering point, our VoIP emergency calling service is significantly more limited than the emergency calling services offered by traditional telephone companies. Our VoIP emergency calling service can transmit to a dispatcher at a public safety answering point only the location information that the subscriber has registered with us, which may at times be different from the actual location at the time of the call due to the portability of our services. As a result, if our subscribers fail to properly register or update their registered locations, our emergency calling systems may not assure that the appropriate public safety answering point is reached and may cause significant delays, or even failures, in callers’ receipt of emergency assistance. Our failure to develop or operate an adequate emergency calling service could subject us to substantial liabilities and may result in delays in subscriber adoption of our VoIP services or our other services, abandonment of our services by subscribers, and litigation costs, damage awards and negative publicity, any of which could harm our business, prospects, financial condition or results of operations.

Finally, potential changes by the FCC to current intercarrier compensation mechanisms could result in significant changes to our costs of providing VoIP telephony, thereby eliminating pricing benefits between VoIP telephony services and traditional telephone services and our potential profitability.

We may be unable to protect our intellectual property, which could reduce the value of our services and our brand.

Our ability to compete effectively depends on our ability to protect our proprietary network and system designs. We may not be able to safeguard and maintain our proprietary rights. We rely on patents, trademarks and policies and procedures related to confidentiality to protect our intellectual property. Some of our intellectual property, however, is not covered by any of these protections.

Our pending patent applications may not be granted or, in the case of patents issued or to be issued, the claims allowed may not be sufficiently broad to protect our intellectual property. Even if all of our patent applications were issued and were sufficiently broad, our patents may be challenged or invalidated. In addition, the United States Patent and Trademark Office may not grant federal registrations based on our pending trademark applications. Even if federal registrations are granted, these trademark rights may be challenged. Moreover, patent and trademark applications filed in foreign countries may be subject to laws, rules and procedures that are substantially different from those of the United States, and any foreign patents may be difficult and expensive to obtain and enforce. We could, therefore, incur substantial costs in prosecuting patent and trademark infringement suits or otherwise protecting our intellectual property rights.

Following the Transactions, Sprint, Eagle River and the Investors will be our largest stockholders, and as a result they together effectively will have control over us and may have actual or potential interests that may diverge from yours.

As discussed above, Sprint, Eagle River and the Investors are expected to own a majority of the voting power of New Clearwire’s Common Stock on completion of the Transactions. Sprint, Eagle River and the Investors may have interests that diverge from those of other holders of our capital stock. Each of Sprint, Eagle River and the Investors will be a party to the Equityholders’ Agreement, which will provide that the board of directors of New Clearwire will consist of 13 directors, of which seven directors will be nominated by Sprint, two directors will be nominated by the Strategic Investors as a group, one independent director will be nominated by the Investors as a group, one director will be nominated by Intel, one director will be nominated by Eagle River, and one independent director will be nominated by the Nominating Committee. One of Sprint’s nominated directors and the director nominated by the Investors as a group, each must be independent. Mr. McCaw, who controls Eagle River, is expected to be designated to serve as Chairman of New Clearwire.

In addition, the Equityholders’ Agreement will require, among other things, the approval of:

•	75% of the voting power of all outstanding stock of New Clearwire for certain actions, including any merger, consolidation, share exchange or similar transaction and any issuance of capital stock that would constitute a change of control of New Clearwire or any of its subsidiaries;

•	each of Sprint, Intel and the representative for the Strategic Investors, as a group, so long as each of Sprint, Intel and the Strategic Investors, as a group, respectively, owns securities representing at least 5% of the outstanding voting power of New Clearwire, in order to:

•	amend the New Clearwire Charter, the New Clearwire Bylaws or the Operating Agreement;

•	change the size of the board of directors of New Clearwire;

•	liquidate New Clearwire or Clearwire Communications or declare bankruptcy of New Clearwire or its subsidiaries;

•	effect any material capital reorganization of New Clearwire or any of its material subsidiaries, other than a financial transaction (including securities issuances) in the ordinary course of business;

•	take any action that could cause Clearwire Communications or any of its material subsidiaries to be taxed as a corporation for federal income tax purposes; and

•	subject to certain exceptions, issue any New Clearwire Class B Common Stock or any equity interests of Clearwire Communications;

•	Eagle River, for so long as Eagle River owns at least 50% of the shares of New Clearwire Common Stock received by it in the Merger and the proposed action would disproportionately and adversely affect Eagle River, the public stockholders of New Clearwire or New Clearwire in its capacity as a member of Clearwire Communications, in order to amend the New Clearwire Charter, the New Clearwire Bylaws or the Operating Agreement or to change the size of the board of directors of New Clearwire; and

•	each of Sprint, Intel and the Strategic Investors, as a group, so long as each of Sprint, Intel and the Strategic Investors, as a group, respectively, owns both (1) at least 50% of the number of shares of New Clearwire Common Stock received by it in the Transactions and (2) securities representing at least 5% of the outstanding voting power of New Clearwire, in order for New Clearwire to enter into a transaction involving the sale of a certain percentage of the consolidated assets of New Clearwire and its subsidiaries to, or the merger of New Clearwire with, certain specified competitors of Sprint, Intel and the Strategic Investors.

The Equityholders’ Agreement will also contain provisions related to restrictions on transfer of New Clearwire Common Stock, rights of first offer and preemptive rights.

As a result, Sprint, Eagle River and the Investors may be able to cause us to take, or prevent the taking of, actions that may conflict with your best interests as a stockholder, which could adversely affect our results of operations and the trading price of New Clearwire Class A Common Stock.

We could be subject to claims that we have infringed on the proprietary rights of others, which claims would likely be costly to defend, could require us to pay damages and could limit our ability to use necessary technologies in the future.

Competitors or other persons may have independently developed or patented technologies or processes that are substantially equivalent or superior to ours or that are necessary to permit us to deploy and operate our network, whether based on Expedience or mobile WiMAX technology, or to offer additional services, such as VoIP, or competitors may develop or patent such technologies or processes in the future. These persons may claim that our services and products infringe on these patents or other proprietary rights. For instance, certain third parties claim that they hold patents relating to certain aspects of mobile WiMAX and VoIP technology. These third parties may seek to enforce these patent rights against the operators of mobile WiMAX networks and VoIP telephony service providers, such as us. Defending against infringement claims, even meritless ones, would be time consuming, distracting and costly. If we are found to be infringing the proprietary rights of a third party, we could be enjoined from using such third party’s rights, may be required to pay substantial royalties and damages, and may no longer be able to use the intellectual property subject to such rights on acceptable terms or at all. Failure to obtain licenses to intellectual property held by third parties on reasonable terms, or at all, could delay or prevent the development or deployment of our services and could cause us to expend significant resources to develop or acquire non-infringing intellectual property.

If our data security measures are breached, subscribers may perceive our network and services as not secure.

Our network security and the authentication of our subscriber credentials are designed to protect unauthorized access to data on our network. Because techniques used to obtain unauthorized access to or to sabotage networks change frequently and may not be recognized until launched against us, we may be unable to anticipate or implement adequate preventive measures against unauthorized access or sabotage. Consequently, unauthorized parties may overcome our network security and obtain access to data on our network, including on a device connected to our network. In addition, because we operate and control our network and our subscribers’ Internet connectivity, unauthorized access or sabotage of our network could result in damage to our network and to the computers or other devices used by our subscribers. An actual or perceived breach of network security, regardless of our responsibility, could harm public perception of the effectiveness of our security measures, adversely affect our ability to attract and retain subscribers, expose us to significant liability and adversely affect our business prospects.

Our business will depend on a strong brand, and if we do not develop, maintain and enhance our brands, our ability to attract and retain subscribers may be impaired and our business and operating results adversely affected.

We believe that our brands will be a critical part of our business. Developing, maintaining and enhancing our brands may require us to make substantial investments with no assurance that these investments will be successful. If we fail to develop, promote and maintain strong brands, or if we incur significant expenses to promote the brands and are still unsuccessful in maintaining a strong brand, our business, prospects, operating results and financial condition may be adversely affected. We anticipate that developing, maintaining and enhancing our brands will become increasingly important, difficult and expensive, most notably after the Transactions, when we will be focused on integrating the brands of the Sprint WiMAX Business with those of Clearwire.

We are subject to extensive regulation that could limit or restrict our activities and adversely affect our ability to achieve our business objectives. If we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.

Our acquisition, lease, maintenance and use of spectrum licenses are extensively regulated by federal, state, local and foreign governmental entities. These regulations are subject to change over time. In addition, a number of other federal, state, local and foreign privacy, security and consumer laws also apply to our business, including our interconnected VoIP telephony service. These regulations and their application are subject to continual change as new legislation, regulations or amendments to existing regulations are adopted from time to time by governmental or regulatory authorities, including as a result of judicial interpretations of such laws and regulations. For example, it is also possible that the FCC could subject our capital stock to foreign ownership limitations. If our capital stock were to become subject to such limitations, owners of our capital stock may become subject to obligatory redemption provisions, such as those in the New Clearwire Charter. Such restrictions may also decrease the value of our stock by reducing the pool of potential investors in our company and making the acquisition of control of us by potential foreign investors more difficult. Current regulations directly affect the breadth of services we are able to offer and may impact the rates, terms and conditions of our services. FCC spectrum licensing, service and other current or future rules, or interpretations of current or future rules, could affect the breadth of the IP-based broadband services we are able to offer, including IP telephony, video and certain other services. Regulation of companies that offer competing services, such as cable and DSL providers and incumbent telecommunications carriers, also affects our business indirectly.

In order to provide “interconnected” VoIP service, we need to obtain, on behalf of our customers, North American Numbering Plan telephone numbers, the availability of which may be limited in certain geographic areas of the United States and subject to other regulatory restrictions. As an “interconnected” VoIP and facilities-based wireless broadband provider, we were required under FCC rules, by May 2007, to comply with the Communications Assistance for Law Enforcement Act, which we refer to as CALEA, which requires service providers to build certain capabilities into their networks and to accommodate wiretap requests from law enforcement agencies.

In addition, the FCC or other regulatory authorities may in the future restrict our ability to manage subscribers’ use of our network, thereby limiting our ability to prevent or manage subscribers’ excessive bandwidth demands. To maintain the quality of our network and user experience, we manage our network by limiting the bandwidth used by our subscribers’ applications, in part by restricting the types of applications that may be used over our network. These practices are set forth in our Acceptable Use Policy. Some providers and users of these applications have objected to this practice. If the FCC or other regulatory authorities were to adopt regulations that constrain our ability to employ bandwidth management practices, excessive use of bandwidth-intensive applications would likely reduce the quality of our services for all subscribers. A decline in the quality of our services could harm our business, or even result in litigation from dissatisfied subscribers.

In certain of our international markets, we may be required to obtain a license for the use of regulated radio frequencies from national, provincial or local regulatory authorities before providing our services. Where required, regulatory authorities may have significant discretion in granting the licenses and in determining the conditions for use of the frequencies covered by the licenses, and are often under no obligation to renew the licenses when they expire. Additionally, even where we currently hold a license or successfully obtain a license in the future, we may be required to seek modifications to the license or the regulations applicable to the license to implement our business strategy. For example, in certain international markets, the licenses we hold, and the applicable rules and regulations, currently do not specifically permit us to provide mobile services. Thus, before offering mobile services to our subscribers in those markets, absent action by the regulatory authorities to modify the licenses and applicable rules, we may need to obtain the approval of the proper regulatory authorities.

The breach of a license or applicable law, even if inadvertent, can result in the revocation, suspension, cancellation or reduction in the term of a license or the imposition of fines. In addition, regulatory authorities may grant new licenses to third parties, resulting in greater competition in territories where we already have rights to licensed spectrum. In order to promote competition, licenses may also require that third parties be granted access to our bandwidth, frequency capacity, facilities or services. We may not be able to obtain or retain any required license, and we may not be able to renew our licenses on favorable terms, or at all.

Our wireless broadband and VoIP telephony services may become subject to greater or different state or federal regulation in the future. The scope of any additional regulations or changes in the existing regulations that may apply to 2.5 gigahertz, which we refer to as GHz, wireless broadband and VoIP telephony services providers and the impact of such regulations on providers’ competitive position are presently unknown.

New Clearwire will be a “controlled company” within the meaning of the NASDAQ Marketplace Rules and will rely on exemptions from certain corporate governance requirements.

On completion of the Transactions, Sprint is expected to beneficially own approximately 49% to 52% of the outstanding voting power of New Clearwire. In addition, the Investors are expected to collectively own approximately 25% to 30% and Eagle River is expected to own approximately 5% of the outstanding voting power of New Clearwire. The Equityholders’ Agreement will govern the voting of shares of the New Clearwire Common Stock held by each of the parties thereto in certain circumstances, including with respect to the election of the individuals nominated to the board of directors of New Clearwire by Sprint, Eagle River and the Investors.

As a result of the combined voting power of Sprint, Eagle River and the Investors and the Equityholders’ Agreement, we expect to rely on exemptions from certain NASDAQ corporate governance standards. Under the NASDAQ Marketplace Rules, a company of which more than 50% of the voting power is held by a single person or a group of people is a “controlled company” and may elect not to comply with certain NASDAQ Global Select Market corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the compensation of officers be determined, or recommended to the board of directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors; and

•	director nominees be selected, or recommended for the board of directors’ selection, by a majority of the independent directors or a nominating committee comprised solely of independent directors with a written charter or board resolution addressing the nomination process.

Unless we choose to no longer rely on these exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ Global Select Market corporate governance requirements.

Since our initial public offering in March 2007, the market price of our common stock has been and may continue to be volatile.

The trading price of Clearwire Class A Common Stock following our initial offering has been volatile and could be subject to further fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	quarterly variations in our results of operations or those of our competitors, either alone or in comparison to analyst’s expectations;

•	announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments;

•	announcements by us regarding the entering into, or termination of, material transactions;

•	disruption to our operations or those of other companies critical to our network operations;

•	the emergence of new competitors or new technologies;

•	market perceptions relating to the deployment of mobile WiMAX networks by other operators;

•	our ability to develop and market new and enhanced products on a timely basis;

•	seasonal or other variations in our subscriber base;

•	commencement of, or our involvement in, litigation;

•	availability of additional spectrum;

•	dilutive issuances of our stock or the stock of our subsidiaries, or the incurrence of additional debt including on the exercise of outstanding warrants and options;

•	changes in our board or management;

•	adoption of new or different accounting standards;

•	after the consummation of the Transactions, Sprint’s performance may have an effect on the market price of the New Clearwire Class A Common Stock even though New Clearwire is a separate, stand-alone company;

•	changes in governmental regulations or the status of our regulatory approvals;

•	changes in earnings estimates or recommendations by securities analysts;

•	announcements regarding mobile WiMAX and other technical standards;

•	the availability or perceived availability of additional capital and market perceptions relating to our access to such capital; and

•	general economic conditions and slow or negative growth of related markets.

In addition, the stock market in general, and the market for shares of technology companies in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. We expect the price of Clearwire Class A Common Stock and New Clearwire Class A Common Stock will be subject to continued volatility. In addition, in the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation or stockholder derivative suits have often been instituted against those companies. Such litigation, if instituted against us, could result in substantial costs and divert our management’s attention and resources.

New Clearwire may sustain financial losses if Sprint fails to fulfill its indemnification obligations to New Clearwire.

Under the Transaction Agreement, Sprint must indemnify New Clearwire and its subsidiaries against certain losses relating to, among other things, any breach of certain of Sprint’s representations as to the Sprint WiMAX Business, any pre-Closing taxes incurred by any of Sprint’s subsidiaries and any liabilities unrelated to the Sprint WiMAX Business. These indemnification obligations generally continue until the statute of limitations for the applicable claim has expired. The indemnification obligations regarding Sprint’s representations as to the Sprint WiMAX Business and for liabilities unrelated to the Sprint WiMAX Business, however, each survive for three years from Closing. Sprint’s indemnification obligations are generally unlimited, with the exception of a $25 million deductible for claims based on a breach of representation that Sprint’s subsidiaries that hold the Sprint WiMAX Business have, subject to certain limited exceptions, a specific, limited set of liabilities at Closing.

We cannot provide any assurances that Sprint will fulfill its indemnification obligations in accordance with the Transaction Agreement. If it turns out that the representations made by Sprint as to the Sprint WiMAX Business, for which Sprint is obligated to indemnify New Clearwire under the Transaction Agreement, are inaccurate, New Clearwire may sustain significant financial losses. If Sprint fails to fulfill its indemnification obligations under the Transaction Agreement to indemnify and defend New Clearwire for any such financial loss or claim, as the case may be, it could adversely affect New Clearwire’s financial condition, cash flows and results of operations. In addition, if the time period for any indemnification claims has expired by way of the statue of limitations or by operation of the three year period in the Transaction Agreement, New Clearwire’s business, prospects, operating results and financial condition may be adversely affected.

Our businesses outside the United States operate in a competitive environment different than the environment within the United States. Any difficulties in managing these businesses could occupy a disproportionate amount of our management’s attention and disrupt our operations.

Clearwire operates or holds spectrum outside of the United States through its subsidiaries in Belgium, Ireland, Germany, Poland, Romania and Spain and has an investment in Mexico. Subject to the limitations imposed by the Equityholders’ Agreement, New Clearwire may elect to pursue additional opportunities in certain international markets through acquisitions and strategic alliances; however, its focus will be on markets within the United States. Our activities outside the United States operate in different environments than we face in the United States, particularly with respect to regulation of competition and spectrum. Due to these differences, our activities outside the United States may require a disproportionate amount of our management and financial resources, which could disrupt our operations and adversely affect our business elsewhere.

In a number of international markets, we face substantial competition from local service providers that offer or may offer their own wireless broadband or VoIP telephony services and from other companies that provide Internet connectivity services. We may face heightened challenges in gaining market share, particularly in certain European countries, where a large portion of the population already has broadband Internet connectivity and incumbent companies already have a dominant market share in their service areas. Furthermore, foreign providers of competing services may have a substantial advantage over us in attracting subscribers due to a more established brand, greater knowledge of local subscribers’ preferences and access to significant financial or strategic resources.

In addition, in some international markets, foreign governmental authorities may own or control the incumbent telecommunications companies operating under their jurisdiction. Established relationships between government-owned or government-controlled telecommunications companies and their traditional local telecommunications providers often limit access of third parties to these markets. The successful expansion of our international operations in some markets may depend on our ability to locate, form and maintain strong relationships with established local communication services and equipment providers. Failure to establish these relationships or to market or sell our products and services successfully could limit our ability to attract subscribers to our services.

The tax allocation methods to be adopted by Clearwire Communications are likely to result in disproportionate allocations of taxable income.

New Clearwire (through the merger of Clearwire with and into Clearwire Sub) and Sprint will contribute to Clearwire Communications assets that have a material amount of built-in gain for income tax purposes — meaning that the fair market value ascribed to those assets at the time of contribution, as reflected in the initial capital account balances and percentage interests in Clearwire Communications received by New Clearwire and Sprint, is greater than the current basis of those assets for tax purposes. We refer to contributed assets that have a fair market value that exceeds the tax basis of those assets on the date of contribution as built-in gain assets. Under Section 704(c) of the Code, items of income, gain, loss or deduction of Clearwire Communications must be allocated among its members for tax purposes in a manner that takes account of the difference between the tax basis and the fair market value of the built-in gain assets. The built-in gain assets of Clearwire Communications with the largest amounts of built-in gain will be spectrum and other intangible property.

After Closing, Clearwire Communications will maintain a capital account for each member, which will reflect the fair market value of the property contributed by that member to Clearwire Communications and the amount of which generally will correspond to the member’s percentage interest in Clearwire Communications. For capital account purposes, Clearwire Communications will amortize the value of the contributed built-in gain assets, generally on a straight-line basis over a period of up to 15 years, and each member will be allocated amortization deductions, generally on a pro rata basis in proportion to the number of Clearwire Communications Common Interests held by the member as compared to the total number of Clearwire

Communications Common Interests. Tax amortization on a built-in gain asset, which will be based on the tax basis of that asset, will be allocated first to the non-contributing members (meaning members other than New Clearwire, in the case of former Clearwire assets, and members other than Sprint, in the case of former Sprint assets), in an amount up to the capital account amortization allocated to that member with respect to that asset. Thus, the consequence of the built-in gain will be that New Clearwire, in the case of former Clearwire assets, will be allocated amortization deductions for tax purposes that are less than its share of the capital account amortization with respect to those assets. In this circumstance, New Clearwire will recognize over time, in the form of lower tax amortization deductions, the built-in gain for which it was given economic credit at the time of formation of Clearwire Communications.

If there is not enough tax basis in a built-in gain asset to make tax allocations of amortization deductions to the non-contributing members in an aggregate amount equal to their capital account amortization with respect to that asset, then the regulations under Section 704(c) of the Code permit the members to choose one of several methods to account for this difference. Under the Operating Agreement, all of the built-in gain assets contributed by New Clearwire and 50% of the built-in gain in the assets contributed by Sprint will be accounted for under the so-called “remedial” method. Under that method, the non-contributing members will be allocated “phantom” tax amortization deductions in the amount necessary to cause their tax amortization deductions to be equal to their capital account amortization on the built-in gain asset, and the contributing member (New Clearwire, in the case of former Clearwire assets) will be allocated a matching item of phantom ordinary income. The remedial method is intended to ensure that the entire tax burden with respect to the built-in gain on a built-in gain asset is borne by the contributing member. Under the Operating Agreement, the remaining 50% of the built-in gain in the assets contributed by Sprint will be accounted for under the so-called “traditional” method. Under that method, the tax amortization deductions allocated to the non-contributing members with respect to a built-in gain asset are limited to the actual tax amortization arising from the built-in gain asset. The effect of the traditional method is that some of the tax burden with respect to the built-in gain on a built-in gain asset is shifted to the non-contributing members, in the form of reduced tax amortization deductions.

The use of the remedial method for all of the former Clearwire assets, but for only a portion of the former Sprint assets, means that New Clearwire will bear the entire tax burden with respect to the built-in gain on the former Clearwire assets, and will have shifted to it a portion of the tax burden with respect to the built-in gain on the former Sprint assets. Accordingly, New Clearwire is likely to be allocated a share of the taxable income of Clearwire Communications that exceeds its proportionate economic interest in Clearwire Communications, and New Clearwire may incur a material liability for taxes. However, subject to the existing and possible future limitations on the use of New Clearwire’s NOLs under Section 382 and Section 384 of the Code, New Clearwire’s NOLs are generally expected to be available to offset, to the extent of these NOLs, items of income and gain allocated to New Clearwire by Clearwire Communications. See “Risk Factors — Risks Related to New Clearwire’s Business after the Transactions — The ability of New Clearwire to use its net operating losses to offset its income and gain will be subject to limitation, and may be subject to further limitation after the Transactions.” Clearwire Communications is required to make distributions to New Clearwire in amounts necessary to pay all taxes reasonably determined by New Clearwire to be payable with respect to its distributive share of the taxable income of Clearwire Communications, after taking into account the net operating loss deductions and other tax benefits reasonably expected to be available to New Clearwire. See “Certain Agreements Related to the Transactions — Operating Agreement” and “Risk Factors — Risks Related to New Clearwire’s Business after the Transactions — Mandatory tax distributions may deprive Clearwire Communications of funds that are required in its business.”

Sales of certain former Clearwire assets by Clearwire Communications may trigger taxable gain to New Clearwire.

If Clearwire Communications sells in a taxable transaction a former Clearwire asset that had built-in gain at the time of its contribution to Clearwire Communications, then, under Section 704(c) of the Code, the tax gain on the sale of the asset generally will be allocated first to New Clearwire in an amount up to the remaining (unamortized) portion of the built-in gain on the former Clearwire asset. Under the Operating

Agreement, unless Clearwire Communications has a bona fide non-tax business need (as defined in the Operating Agreement), Clearwire Communications will not enter into a taxable sale of former Clearwire assets that are intangible property and that would cause New Clearwire to be allocated under Section 704(c) more than $10 million of built-in gains during any 36-month period. For this purpose, Clearwire Communications will have a bona fide non-tax business need with respect to the sale of former Clearwire assets, if (1) the taxable sale of the former Clearwire assets will serve a bona fide business need of Clearwire Communications’s wireless broadband business and (2) neither the taxable sale nor the reinvestment or other use of the proceeds is significantly motivated by the desire to obtain increased income tax benefits for the members or to impose income tax costs on New Clearwire. Accordingly, New Clearwire may recognize built-in gain on the sale of former Clearwire assets (1) in an amount up to $10 million, in any 36-month period, and (2) in greater amounts, if the standard of bona fide non-tax business need is satisfied. If Clearwire Communications sells former Clearwire assets with unamortized built-in gain, then New Clearwire is likely to be allocated a share of the taxable income of Clearwire Communications that exceeds its proportionate economic interest in Clearwire Communications, and may incur a material liability for taxes. However, subject to the existing and possible future limitations on the use of New Clearwire’s NOLs under Section 382 and Section 384 of the Code, New Clearwire’s NOLs are generally expected to be available to offset, to the extent of these NOLs, items of income and gain allocated to New Clearwire by Clearwire Communications. See “Risk Factors — Risks Related to New Clearwire’s Business after the Transactions — The ability of New Clearwire to use its net operating losses to offset its income and gain will be subject to limitation, and may be subject to further limitation after the Transactions.” Clearwire Communications is required to make distributions to New Clearwire in amounts necessary to pay all taxes reasonably determined by New Clearwire to be payable with respect to its distributive share of the taxable income of Clearwire Communications, after taking into account the net operating loss deductions and other tax benefits reasonably expected to be available to New Clearwire. See “Certain Agreements Related to the Transactions — Operating Agreement” and “Risk Factors — Risks Related to New Clearwire’s Business after the Transactions — Mandatory tax distributions may deprive Clearwire Communications of funds that are required in its business.”

Sprint and the Investors may shift to New Clearwire the tax burden of additional built-in gain through a holding company exchange.

Under the Operating Agreement, Sprint or an Investor may effect an exchange of Clearwire Communications Class B Common Interests and New Clearwire Class B Common Stock for New Clearwire Class A Common Stock by transferring to New Clearwire a holding company that owns the Clearwire Communications Class B Common Interests and New Clearwire Class B Common Stock in a transaction intended to be tax-free for United States federal income tax purposes (which the Operating Agreement refers to as a holding company exchange). In particular, if New Clearwire, as the managing member of Clearwire Communications has approved a taxable sale by Clearwire Communications of former Sprint assets that are intangible property and that would cause Sprint to be allocated under Section 704(c) of the Code more than $10 million of built-in gain during any 36-month period, then, during a specified 15-business-day period, Clearwire Communications will be precluded from entering into any binding contract for the taxable sale of the former Sprint assets, and Sprint will have the right to transfer Clearwire Communications Class B Common Interests and New Clearwire Class B Common Stock to one or more holding companies, and to transfer those holding companies to New Clearwire in holding company exchanges. In any holding company exchange, New Clearwire will succeed to all of the built-in gain and other tax characteristics associated with the transferred Clearwire Communications Class B Common Interests, including (1) in the case of a transfer by Sprint, any remaining portion of the built-in gain existing at the formation of Clearwire Communications and associated with the transferred Clearwire Communications Class B Common Interests, and any Section 704(c) consequences associated with that built-in gain, and (2) in the case of any transfer, any built-in gain arising after the formation of Clearwire Communications and associated with the transferred Clearwire Communications Class B Common Interests. Section 384 of the Code may limit the ability of New Clearwire to use its NOLs arising before the holding company exchange to offset any built-in gain of Sprint or an Investor to which New Clearwire succeeds in such an exchange. Accordingly, New Clearwire may incur a material liability for taxes as a result of a holding company exchange, even if it has substantial NOLs. Clearwire Communications is required to make distributions to New Clearwire in amounts necessary to pay all taxes reasonably determined by New Clearwire to be payable with respect to its distributive share of the taxable income of Clearwire Communications, after taking into account the net operating loss deductions and other tax benefits reasonably expected to be available to New Clearwire. See “Certain Agreements Related to the Transactions — Operating Agreement” and “Risk Factors — Risks Related to New Clearwire’s Business after the Transactions — Mandatory tax distributions may deprive Clearwire Communications of funds that are required in its business.”

Mandatory tax distributions may deprive Clearwire Communications of funds that are required in its business.

Under the Operating Agreement, Clearwire Communications will make distributions to its members, generally on a pro rata basis in proportion to the number of Clearwire Communications Common Interests held by each member, in amounts so that the aggregate portion distributed to New Clearwire in each instance will be the amount necessary to pay all taxes then reasonably determined by New Clearwire to be payable with respect to its distributive share of the taxable income of Clearwire Communications (including any items of income, gain, loss or deduction allocated to New Clearwire under the principles of Section 704(c) of the Code), after taking into account all net operating loss deductions and other tax benefits reasonably expected to be available to New Clearwire. These mandatory tax distributions, which must be made on a pro rata basis to all members even if those members are allocated less income, proportionately, than is New Clearwire, may deprive Clearwire Communications of funds that are required in its business.

Tax loans Clearwire Communications may be required to make to Sprint in connection with the sale of certain former Sprint built-in gain assets may deprive Clearwire Communications of funds that are required in its business.

Under the Operating Agreement, if Clearwire Communications or any of its subsidiaries enters into a transaction that results in the recognition of any portion of the built-in gain with respect to a former Sprint asset (other than in connection with the dissolution of Clearwire Communications or the disposition of certain specified Sprint assets), Clearwire Communications will be required, upon delivery by Sprint of a timely request therefor, to make a tax loan to Sprint on the terms set forth in the Operating Agreement. The principal amount of any tax loan to Sprint will be the amount by which the built-in gain recognized by Sprint on the sale of former Sprint assets exceeds any tax losses allocated by Clearwire Communications to Sprint in the taxable year in which the sale of such built in gain assets occurs, multiplied by then-highest marginal federal and state income tax rates applicable to corporations resident in the state in which Sprint’s principal corporate offices are located (taking into account the deductibility of state taxes for federal income tax purposes). Interest on any tax loan will be payable by Sprint to Clearwire Communications semiannually at a floating rate equal to the higher of (a) the interest rate for Clearwire Communications’s unsecured floating rate indebtedness and (b) the interest rate for Sprint’s unsecured floating rate indebtedness plus 200 basis points. Principal on any tax loan to Sprint is payable in equal annual installments from the loan date to the later of (x) the 15th anniversary of the Closing of the Transactions or (y) the first anniversary of the loan date. Any tax loan that Clearwire Communications is required to make to Sprint may deprive Clearwire Communications of funds that are required in its business.

The ability of New Clearwire to use its net operating losses to offset its income and gain will be subject to limitation, and may be subject to further limitation after the Transactions.

At present, Clearwire has substantial NOLs for United States federal income tax purposes. In particular, Clearwire believes that its cumulative tax loss as of June 30, 2008, for United States federal income tax purposes, was approximately $1.2 billion. A portion of Clearwire’s NOLs is subject to certain annual limitations imposed under Section 382 of the Code. New Clearwire will succeed to these NOLs in the Merger, and subject to the existing Section 382 limitation, and the possibility of further limitations under Sections 382 and 384 arising after the closing of the Transactions, these NOLs generally will be available to offset items of income and gain allocated to New Clearwire by Clearwire Communications.

The use by New Clearwire of its NOLs may be further limited if New Clearwire is affected by an “ownership change,” within the meaning of Section 382 of the Code. Broadly, New Clearwire will have an ownership change if, over a three-year period, the portion of the stock of New Clearwire, by value, owned by one or more “five-percent stockholders” increases by more than 50 percentage points. An exchange by Sprint or an Investor of Clearwire Communications Class B Common Interests and New Clearwire Class B Common Stock for New Clearwire Class A Common Stock may cause or contribute to an ownership change of New Clearwire. New Clearwire has no control over the timing of any such exchange. If New Clearwire undergoes an ownership change, then the amount of the pre-ownership change NOLs of New Clearwire that may be used to offset income of New Clearwire arising in each taxable year after the ownership change generally will be limited to the product of the fair market value of the stock of New Clearwire at the time of the ownership change and a specified rate based on long-term tax-exempt bond yields.

Separately, under Section 384 of the Code, New Clearwire may not be permitted to offset built-in gain in assets acquired by it in certain tax-free transactions, if the gain is recognized within five years of the acquisition of the built-in gain assets, with NOLs arising before the acquisition of the built-in gain assets. Section 384 may apply to built-in gain to which New Clearwire succeeds in the case of a holding company exchange by Sprint or an Investor.

Any limitation on the ability of New Clearwire to use its NOLs to offset income allocable to New Clearwire increases the likelihood that Clearwire Communications will be required to make a tax distribution to New Clearwire. If Clearwire Communications does not have sufficient liquidity to make those distributions, it may be forced to borrow funds, issue equity or sell assets on terms that are unfavorable to Clearwire Communications. Sales of assets in order to enable Clearwire Communications to make the necessary distributions could further increase the tax liability of New Clearwire, resulting in the need to make additional distributions and, as discussed above, possible additional tax loans to Sprint.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains “forward-looking statements” within the meaning of the securities laws. The statements in this proxy statement/prospectus regarding agreements between Sprint, Clearwire and the Investors and the benefits to Sprint and Clearwire of the arrangements contemplated by the agreements; plans for the development and deployment of a next generation wireless broadband network based on mobile WiMAX technology; the timing, availability, capabilities, coverage, and costs of our network; products and services to be offered on our network; and other statements that are not historical facts are forward-looking statements. The words “will,” “would,” “may,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “believe,” “target,” “designed” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are projections reflecting management’s judgment and assumptions based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.

Future performance cannot be assured. Actual results may differ materially from those in the forward-looking statements due to a variety of factors, including, but not limited to:

•	the ability of the parties to complete the Transactions and satisfy the conditions thereunder, including obtaining the required stockholder, FCC and Department of Justice approvals;

•	the uncertainties related to the implementation of each company’s respective WiMAX business strategies;

•	the costs and business risks associated with deploying our network and offering products and services utilizing mobile WiMAX technology;

•	the ability of third-party suppliers, software developers and other vendors to perform requirements and satisfy obligations necessary to create products and software designed to support desired features and functionality, under agreements with one or both of Clearwire and Sprint;

•	the impact of adverse network performance; and

•	other risks referenced in the section of this proxy statement/prospectus titled “Risk Factors.”

Clearwire believes the forward-looking statements in this proxy statement/prospectus are reasonable; however, you should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date of this proxy statement/prospectus. Clearwire is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this proxy statement/prospectus.

INFORMATION ABOUT THE SPECIAL MEETING AND VOTING

This proxy statement/prospectus is being furnished to Clearwire stockholders as part of the solicitation of proxies by the Clearwire board of directors for use at the special meeting. This proxy statement/prospectus and the enclosed form of proxy are first being mailed to our stockholders on or about October 21, 2008.

Date, Time and Place of Special Meeting

The special meeting will be held on Thursday, November 20, 2008 at 9:00 a.m., Pacific Standard Time, at the Woodmark Hotel, 1200 Carillon Point, Kirkland, Washington 98033.

Purpose of the Special Meeting

The purpose of the special meeting is to take action on the following:

•	to approve and adopt the Transaction Agreement, including the issuance of New Clearwire Common Stock contemplated by the Transaction Agreement;

•	to adopt the New Clearwire Charter (which would be filed immediately before, and would be conditioned on the completion of, the Merger);

•	to approve and adopt the New Clearwire Stock Plan (which would be conditioned on the completion of the Transactions); and

•	to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the above proposals.

You may also be asked to act on other business, if any, that may properly come before the special meeting (or any adjournment or postponement thereof). We currently do not anticipate that any other business will be presented at the special meeting.

Record Date for the Special Meeting

The Clearwire board of directors has fixed the close of business on October 15, 2008 as the record date for determination of stockholders entitled to notice of and to vote at the special meeting.

Shares Entitled to Vote

Shares entitled to vote at the special meeting are shares of Clearwire Class A Common Stock and Clearwire Class B Common Stock held as of the close of business on the record date, October 15, 2008. On the record date for the special meeting, there were approximately 135,807,774 shares of Clearwire Class A Common Stock outstanding and 28,596,685 shares of Clearwire Class B Common Stock outstanding, which were held by approximately 207 holders of record. At the special meeting, each stockholder is entitled to one vote for each share of Clearwire Class A Common Stock and ten votes for each share of Clearwire Class B Common Stock held by that stockholder at the close of business on the record date. Shares of Clearwire Class A Common Stock and Clearwire Class B Common Stock will vote together as a single class. Shares of Clearwire Common Stock held by Clearwire in its treasury will not be voted.

Quorum, Abstentions and Broker Non-Votes

A quorum of our stockholders is necessary to hold a valid meeting. The presence in person or by proxy at the special meeting of holders of a majority of the votes attributable to the issued and outstanding shares of Clearwire capital stock entitled to vote at the special meeting constitutes a quorum. Shares held by us in our treasury do not count towards a quorum. If a quorum is not present at the special meeting, it is expected that the meeting will be adjourned to solicit additional proxies. If a new record date is set for an adjourned meeting, then a new quorum will have to be established.

SEC rules require that specifically designated blank spaces be provided on the proxy card for stockholders to mark if they wish to abstain on one or more of the proposals. Votes withheld in connection with the approval and adoption of the Transaction Agreement will count as a vote against the approval and adoption of the Transaction Agreement. Votes withheld in connection with the adoption of the New Clearwire Charter will count as a vote against adoption of the New Clearwire Charter. Abstentions and broker non-votes count as present for establishing a quorum.

A broker non-vote occurs on an item when the broker is not permitted to vote on that item without instruction from the beneficial owner of the shares of Clearwire capital stock and the beneficial owner gives no instruction as to voting of the shares. Under these circumstances, a stockholder’s broker may be authorized to vote for it on some routine items, but is prohibited from voting on other items. Under NASDAQ rules, your broker or bank does not have discretionary authority to vote your shares on the proposal to approve and adopt the Transaction Agreement, the proposal to adopt the New Clearwire Charter or the proposal to approve and adopt the New Clearwire Stock Plan. Without your voting instructions, a broker non-vote will occur with respect to your shares on those items for which a stockholder’s broker cannot vote.

Vote Required

The approval and adoption of the Transaction Agreement and the adoption of the New Clearwire Charter each require the affirmative vote of the holders of a majority of the voting power of the Clearwire Common Stock outstanding and entitled to vote at the special meeting, voting together as a single class, with each share of Clearwire Class A Common Stock entitled to one vote and each share of Clearwire Class B Common Stock entitled to ten votes. Abstentions and broker non-votes have the same effect as votes against these proposals. The approval and adoption of the New Clearwire Stock Plan requires the affirmative vote of the majority of the total votes cast on the proposal. The adjournment proposal requires the affirmative vote of the holders of a majority of voting power of the Clearwire Common Stock outstanding and present at the special meeting in person or by proxy, voting together as a single class, regardless of whether a quorum is present. Abstentions will have the effect of a vote against the New Clearwire Stock Plan proposal or on the adjournment proposal, but broker non-votes are not counted as votes cast on these two proposals.

Shares Beneficially Owned by Our Directors and Officers

On October 15, 2008, which is the record date for determining those Clearwire stockholders who are entitled to vote at the special meeting, directors and executive officers of Clearwire and their affiliates beneficially owned shares of Clearwire Class A Common Stock, representing approximately 17.4% of the shares of Clearwire Class A Common Stock and 5.8% of the aggregate voting power of Clearwire outstanding on the record date, and shares of Clearwire Class B Common Stock, representing approximately 65.4% of the shares of Clearwire Class B Common Stock and 43.7% of the aggregate voting power of Clearwire outstanding on the record date.

Although none of the members of the board of directors of Clearwire or its executive officers has individually executed a voting agreement, subject to the terms of the Intel Voting Agreement and the Eagle River Voting Agreement and to Clearwire’s knowledge, the directors and executive officers of Clearwire and their affiliates intend to vote their Clearwire Common Stock in favor of the Transaction Agreement proposal, the New Clearwire Charter proposal and the New Clearwire Stock Plan proposal.

Voting at the Special Meeting

If you are a stockholder of record, you may vote in person by ballot at the special meeting or by submitting a proxy. We recommend you submit your proxy even if you plan to attend the special meeting. If you attend the special meeting, you may vote by ballot, thereby canceling any proxy previously submitted.

Voting instructions are included on your proxy card. If you properly give your proxy and submit it to us in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. You may vote for or against the proposals or abstain from voting.

How to Vote by Proxy

By Telephone or Internet

If you are a stockholder of record, you can submit your proxy by telephone by calling the toll-free telephone number on your proxy card or by Internet by accessing the website identified on your proxy card. Telephone and Internet voting are available 24 hours a day and will be accessible beginning on October 22, 2008 at 9:00 a.m., Eastern Standard Time, until 11:59 p.m., Eastern Standard Time, on November 19, 2008. If you hold your shares indirectly in the name of a bank, broker or other nominee, as a “street-name stockholder,” you will receive instructions from your bank, broker or other nominee describing how to vote your shares. If you submit your proxy by telephone or Internet, please do not mail your proxy card.

By Mail

If you are a stockholder of record and choose to submit your proxy by mail, please complete each proxy card you receive, date and sign it, and return it in the postage prepaid envelope which accompanied that proxy card. If you hold your shares indirectly in the name of a bank, broker or other nominee, as a “street-name stockholder,” you will receive instructions from your bank, broker or other nominee describing how to vote your shares.

Proxies Without Instruction

If you are a stockholder of record and submit your proxy but do not make specific choices, your proxy will follow Clearwire’s board of directors’ recommendations and your shares will be voted:

•	“FOR” the proposal to approve and adopt the Transaction Agreement, including the issuance of shares of New Clearwire Common Stock contemplated by the Transaction Agreement;

•	“FOR” the proposal to adopt the New Clearwire Charter;

•	“FOR” the proposal to approve and adopt the New Clearwire Stock Plan;

•	“FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in favor the above proposals; and

•	in accordance with the recommendation of Clearwire’s board of directors on any matter that may properly come before the special meeting and any adjournment or postponement of the special meeting.

Revocation of Proxies

You may revoke your proxy at any time before the time your shares are voted. If you are a stockholder of record, your proxy can be revoked in several ways:

•	by entering a new vote by telephone or the Internet before 11:59 p.m., Eastern Standard Time, on November 19, 2008;

•	by delivering a written revocation to our corporate secretary that is received before the special meeting;

•	by submitting another valid proxy bearing a later date that is received before the special meeting; or

•	by attending the special meeting and voting your shares in person.

If your shares are held in “street name” through a bank, broker, custodian or other record holder, you must check with your bank, broker, custodian or other record holder to determine how to revoke your proxy.

Solicitation of Proxies

This solicitation is being made on behalf of Clearwire and its board of directors. Clearwire will pay the costs of soliciting proxies from its stockholders. In addition to this mailing, proxies may be solicited by our directors, officers or employees in person or by telephone, through the Internet or by electronic transmission. None of the directors, officers or employees will be directly compensated for these services. Clearwire will reimburse brokers, bank nominees and other institutional holders for their reasonable out-of-pocket expenses in forwarding proxy materials to the beneficial owners of Clearwire Common Stock and for obtaining voting instructions. Clearwire has engaged the firm of D.F. King & Co. to assist in the solicitation of proxies and will pay D.F. King & Co. an estimated fee of $4,500 plus out-of-pocket expenses for its services.

The extent to which these proxy soliciting efforts will be necessary depends entirely on how promptly proxies are submitted. You should submit your proxy without delay by telephone, by the Internet or by mail.

Other Business; Adjournments

We are not currently aware of any other business to be acted on at the special meeting. If, however, other matters are properly brought before the special meeting, or any adjourned meeting, your proxies include discretionary authority on the part of the individuals appointed to vote your shares or act on those matters according to their best judgment.

If a quorum is not present, adjournments may be made in accordance with Clearwire’s amended and restated bylaws, which we refer to as the Clearwire Bylaws, by the vote of a majority of the voting power of the outstanding shares of Clearwire Common Stock present in person or by proxy, without further notice other than by an announcement made at the meeting (as long as a new record date for the adjourned meeting is not fixed by Clearwire’s board of directors).

Clearwire Stockholder Account Maintenance

All communications concerning accounts of Clearwire’s stockholders of record, including address changes, name changes, inquiries as to requirements to transfer shares of Clearwire Common Stock and similar issues can be handled by calling Clearwire’s transfer agent, American Stock Transfer & Trust Company, toll-free, at (800) 937-5449.

Stockholder Communications With Board of Directors

Any matter intended for the Clearwire board of directors, or for any individual member or members of the Clearwire board of directors, should be delivered to Clearwire’s Secretary at 4400 Carillon Point, Kirkland, Washington 98033, with a request to forward the same to the intended recipient. In general, all stockholder communications delivered to Clearwire’s Secretary for forwarding to the Clearwire board of directors or specified members will be forwarded in accordance with the stockholder’s instructions. However, Clearwire’s Secretary reserves the right not to forward to members any abusive, threatening or otherwise inappropriate materials.

Recommendations to Clearwire Stockholders

Proposal No. 1 — Approval and Adoption of the Transaction Agreement

It is a condition to completion of the Transactions, as well as a requirement under Delaware law, that Clearwire stockholders approve and adopt the Transaction Agreement. Accordingly, Clearwire is asking its stockholders to approve and adopt the Transaction Agreement. Pursuant to the Transaction Agreement, Clearwire will be merged with and into Clearwire Sub and each outstanding share of Clearwire Class A Common Stock will be converted into the right to receive one share of New Clearwire Class A Common Stock.

It also is a condition to completion of the Transactions that the shares of New Clearwire Class A Common Stock issued in the Transactions be authorized for listing on NASDAQ or the New York Stock Exchange, which we refer to as the NYSE, subject only to official notice of issuance. Pursuant to the NASDAQ Marketplace Rules, as a prerequisite to listing approval, a company is required to obtain stockholder approval before issuing common stock if the common stock to be issued has voting power in the aggregate equal to or in excess of 20% of the aggregate voting power outstanding before such issuance of common stock. Assuming a purchase price of $20 per share, if the Transactions are completed, not including shares issued to Clearwire stockholders as of the effective time of the Merger, New Clearwire will issue to Sprint and the Investors, in the aggregate, approximately 530 million shares of New Clearwire Common Stock in the Transactions, or approximately 76% of the voting power outstanding on the date of this proxy statement/prospectus assuming no post-closing adjustment pursuant to the Transaction Agreement. Therefore, under the NASDAQ Marketplace Rules, New Clearwire must obtain the approval of its stockholders, who were stockholders of Clearwire immediately before the Closing, for the issuance of shares of New Clearwire Common Stock in the Transactions.

Clearwire is asking its stockholders to approve the proposal to approve and adopt the Transaction Agreement, including the issuance of shares of New Clearwire Common Stock contemplated thereby. This proposal is conditioned on the approval of the New Clearwire Charter proposal, and the approval of both this proposal and the New Clearwire Charter proposal is required to effect the Merger and complete the Transactions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

THE TRANSACTIONS WILL NOT BE COMPLETED UNLESS, AMONG OTHER THINGS, THE CLEARWIRE STOCKHOLDERS APPROVE THE TRANSACTION AGREEMENT PROPOSAL. UNDER THE TRANSACTION AGREEMENT, COMPLETION OF THE TRANSACTIONS IS SUBJECT TO THE SATISFACTION (OR, IF LEGALLY PERMITTED, WAIVER) OF SPECIFIED CLOSING CONDITIONS. APPROVAL AND ADOPTION BY THE CLEARWIRE STOCKHOLDERS OF THE TRANSACTION AGREEMENT IS ONE OF THOSE CONDITIONS. CLEARWIRE, SPRINT AND THE INVESTORS MAY NOT WAIVE THE REQUIREMENT FOR CLEARWIRE STOCKHOLDERS TO APPROVE AND ADOPT THE TRANSACTION AGREEMENT.

Proposal No. 2 — Adoption of the New Clearwire Charter

Clearwire is asking its stockholders to adopt the New Clearwire Charter, which will govern the rights of the holders of New Clearwire Common Stock. For a summary of the differences in the rights of Clearwire stockholders compared to those of New Clearwire stockholders, see the section titled “Comparison of Stockholder Rights and Corporate Governance Matters” beginning on page 150 of this proxy statement/prospectus. This proposal is conditioned upon the approval of the Transaction Agreement proposal, and the approval of both this proposal and the Transaction Agreement proposal is required to effect the Merger and complete the Transactions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

THE TRANSACTIONS WILL NOT BE COMPLETED UNLESS, AMONG OTHER THINGS, THE CLEARWIRE STOCKHOLDERS APPROVE THE NEW CLEARWIRE CHARTER PROPOSAL. CLEARWIRE, SPRINT AND THE INVESTORS MAY NOT WAIVE THE REQUIREMENT FOR CLEARWIRE STOCKHOLDERS TO ADOPT THE NEW CLEARWIRE CHARTER.

Proposal No. 3 — Approval and Adoption of the New Clearwire Stock Plan

Clearwire is asking its stockholders to approve and adopt the New Clearwire Stock Plan, pursuant to which Clearwire will issue certain equity-based incentives to its employees, directors and other persons. For a summary of the New Clearwire Stock Plan, see the section titled “New Clearwire Stock Plan” beginning on page 166 of this proxy statement/prospectus. This proposal is conditioned on the approval of the Transaction Agreement proposal and approval of the New Clearwire Charter proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

Proposal No. 4 — Adjournment of the Special Meeting

If Clearwire fails to receive a sufficient number of votes to approve Proposal No. 1, Proposal No. 2 or Proposal No. 3, Clearwire may propose to adjourn the meeting for the purpose of soliciting additional proxies in favor of any of the above proposals. Clearwire does not intend to propose to adjourn the special meeting if there are sufficient votes in favor of each of Proposal No. 1, Proposal No. 2 and Proposal No. 3.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

THE TRANSACTIONS

The Companies

Clearwire Corporation

Clearwire Corporation
4400 Carillon Point
Kirkland, Washington 98033
(425) 216-7600

Clearwire, a Delaware corporation, builds and operates next generation wireless broadband networks that enable fast, simple, portable, reliable and affordable Internet communications. Clearwire’s wireless broadband networks cover entire communities and deliver a high-speed Internet connection that creates a new communications path into the home or office, and anywhere within its coverage area. Clearwire’s services consist primarily of providing wireless broadband connectivity to more than 16.8 million people in the United States and Europe in 50 markets, ranging from major metropolitan areas to small, rural communities. Clearwire conducts its operations through its domestic and international subsidiaries. Clearwire also offers VoIP telephone services in most of its domestic markets. As it evolves its existing networks and services, Clearwire plans to deploy the standards-based mobile WiMAX service in its new markets. Clearwire holds approximately 15.8 billion MHz-POPs of owned or leased spectrum, including spectrum subject to pending acquisition or leases, in the United States, and is subject to regulation by the FCC. Clearwire also holds 8.7 billion MHz-POPs in Europe.

Shares of Clearwire Class A Common Stock are traded on NASDAQ under the symbol “CLWR.”

For additional information about Clearwire and its business, see the section titled “Where You Can Find Additional Information” beginning on page 274 of this proxy statement/prospectus.

New Clearwire Corporation

New Clearwire
4400 Carillon Point
Kirkland, Washington 98033
(425) 216-7600

New Clearwire, a Delaware corporation, will act as the managing member of Clearwire Communications. New Clearwire was formed solely for the purpose of entering into the Transaction Agreement and completing the Transactions. It has not conducted, and prior to the Closing will not conduct, any business operations. After the Closing, New Clearwire will be the managing member of Clearwire Communications, which will own all of the assets of Clearwire and the Sprint WiMAX Business. Immediately after the completion of the Transactions, New Clearwire’s equity capital will consist solely of the New Clearwire Class A Common Stock and New Clearwire Class B Common Stock issued pursuant to the Transactions. The New Clearwire Class A Common Stock and New Clearwire Class B Common Stock each will have one vote per share and will vote together as a single class on all matters. Subject to restrictions imposed by the New Clearwire Charter, the Equityholders’ Agreement and the Operating Agreement, holders of New Clearwire Class B Common Stock will have the right to exchange one share of New Clearwire Class B Common Stock and one Clearwire Communications Class B Common Interest for one share of New Clearwire Class A Common Stock. New Clearwire Class B Common Stock will have only nominal economic rights. Unlike the holders of New Clearwire Class A Common Stock, the holders of New Clearwire Class B Common Stock will have no right to dividends and no right to any proceeds on liquidation other than the par value of the New Clearwire Class B Common Stock. New Clearwire’s corporate governance is outlined in the New Clearwire Charter and the Equityholders’ Agreement, which are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus.

For additional information about New Clearwire and its business, see the section titled “Where You Can Find Additional Information” beginning on page 274 of this proxy statement/prospectus.

Sprint Nextel Corporation

Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
(800) 829-0965

Sprint Nextel Corporation was incorporated in 1938 under the laws of Kansas and is mainly a holding company, with its operations primarily conducted by its subsidiaries. Sprint is a global communications company offering a comprehensive range of wireless and wireline communications products and services that are designed to meet the needs of individual consumers, businesses and government customers.

Sprint has organized its operations to meet the needs of its targeted customer groups through focused communications solutions that incorporate the capabilities of its wireless and wireline services to meet their specific needs. Sprint is one of the three largest wireless companies in the United States based on the number of wireless subscribers. Sprint owns extensive wireless networks and a global long distance, Tier 1 Internet backbone.

Sprint is widely recognized for developing, engineering and deploying innovative technologies, including two wireless networks serving nearly 52 million customers at the end of the second quarter of 2008; industry-leading mobile data services; instant national and international walkie-talkie capabilities; and a global Tier 1 Internet backbone.

Sprint operates its WiMAX broadband assets under the XOHMtm brand name. The Sprint WiMAX Business, including the XOHMtm name, will be contributed to New Clearwire as part of the Transactions.

For additional information about Sprint and its business, see the section titled “Where You Can Find Additional Information” beginning on page 274 of this proxy statement/prospectus.

Sprint Sub

Sprint Sub
6200 Sprint Parkway
Overland Park, Kansas 66251
(800) 829-0965

Sprint Sub was formed for the purpose of engaging in the Transactions. Before the Closing, its assets will consist of the Sprint WiMAX Business, including XOHM, which is currently a division of Sprint that is developing a nationwide advanced wireless broadband network designed to mobilize the Internet, bring wireless innovation to devices and deliver new mobile multimedia applications to consumer, business and government customers. XOHM is working with ecosystem partners and others to incorporate WiMAX technology in a range of computing, portable multi-media, interactive and other consumer electronic devices, including the availability of XOHM WiMAX service in vehicles for navigation information, news and entertainment. The equity interests of Sprint Sub and its subsidiaries, the Sprint WiMAX Business and the XOHMtm name will be contributed to New Clearwire as part of the Transactions.

The Investors

As part of the Transactions, Comcast, Time Warner Cable, Bright House Networks, Intel and Google will invest an aggregate of $3.2 billion in New Clearwire and its subsidiaries.

Comcast Corporation

Comcast Corporation
One Comcast Center
1701 John F. Kennedy Boulevard
Philadelphia, Pennsylvania 19103
(215) 286-1700

Comcast, a Pennsylvania corporation, is the nation’s leading provider of entertainment, information and communications products and services. With approximately 24.6 million cable customers, 14.4 million high-speed Internet customers, and 5.6 million voice customers, Comcast is principally involved in the development, management and operation of broadband cable systems and in the delivery of programming content.

Comcast’s content networks and investments include E! Entertainment Television, Style Network, The Golf Channel, VERSUS, G4, PBS KIDS Sprout, TV One, ten Comcast SportsNet networks and Comcast Interactive Media, which develops and operates Comcast’s Internet business. Comcast also has a majority ownership in Comcast-Spectacor, whose major holdings include the Philadelphia Flyers NHL hockey team, the Philadelphia 76ers NBA basketball team and two large multipurpose arenas in Philadelphia.

Time Warner Cable Inc.

Time Warner Cable Inc.
One Time Warner Center
North Tower
New York, New York 10019
(203) 328-0600

Time Warner Cable, a Delaware corporation, together with its subsidiaries, is the second-largest cable operator in the United States, with technologically advanced, well-clustered systems located mainly in New York, the Carolinas, Ohio, southern California and Texas. As of June 30, 2008, Time Warner Cable served approximately 14.7 million customers who subscribe to one or more of its video, high-speed data and voice services.

Bright House Networks, LLC

Bright House Networks, LLC
c/o Advance/Newhouse Partnership
5000 Campuswood Drive
East Syracuse, New York 13057
(315) 438-4100

Bright House Networks, a Delaware limited liability company, is the nation’s sixth largest multiple systems operator with approximately 2.4 million customers in several large markets, including Bakersfield, California, Birmingham, Alabama, Detroit, Michigan, Indianapolis, Indiana, Orlando, Florida and Tampa, Florida, along with several other smaller systems in Alabama and the Florida Panhandle. Bright House Networks provides cable programming, digital phone, high-speed data and other similar cable, voice and data services.

Intel Corporation

Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054-1549
(408) 765-8080

Intel, a Delaware corporation, is the world’s largest semiconductor chip manufacturer, based on revenue, and a developer of advanced integrated digital technology products, primarily integrated circuits, for industries such as computing and communications. Intel also develops platforms, defined as integrated suites of digital computing technologies that are designed and configured to work together to provide an optimized user computing solution compared to ingredients that are used separately. Intel offers products at various levels of integration to allow customers flexibility to create advanced computing and communications systems and products. Intel Capital Corporation, Intel’s global investment organization, makes equity investments in innovative technology start-ups and companies worldwide. Intel Capital Corporation invests in a broad range of companies offering hardware, software, and services targeting enterprise, home, mobility, health, consumer Internet, semiconductor manufacturing and cleantech.

Google Inc.

Google Inc.
1600 Amphitheatre Parkway
Mountain View, California 94043
(650) 253-0000

Google, a Delaware corporation, is a global technology leader focused on improving the ways people connect with information. Google’s innovations in web search and advertising have made its web site a top Internet destination and its brand one of the most recognized in the world. Google maintains the largest, most comprehensive index of web sites and other online content, and it makes this information freely available to anyone with an Internet connection. Google’s automated search technology helps people obtain nearly instant access to relevant information from its vast online index.

General

The Transaction Agreement and related documents provide that, on the terms and subject to the conditions set forth in the Transaction Agreement, among other things:

•	The Conversion: The Eagle River Voting Agreement and the Intel Voting Agreement provide, among other things, that each outstanding share of Clearwire Class B Common Stock held by Eagle River and Intel and certain of its affiliates, respectively, will be converted into one share of Clearwire Class A Common Stock before the Merger (but after the vote of the Clearwire stockholders at the special meeting).

•	Formation of New Clearwire Entities: Clearwire will form New Clearwire as its direct, wholly-owned subsidiary. New Clearwire will then form Clearwire Communications as its direct, wholly-owned subsidiary, which will in turn form Clearwire Sub as its direct, wholly-owned subsidiary.

•	Formation of New Sprint Entities: Sprint will form Sprint HoldCo, and in turn cause Sprint HoldCo to form Sprint Sub. Sprint will cause the Sprint WiMAX Business to be held in its entirety by one or more wholly-owned subsidiaries of Sprint Sub.

•	The Merger: Following the Conversion, Clearwire will merge with and into Clearwire Sub, with Clearwire Sub surviving as a direct, wholly-owned subsidiary of Clearwire Communications. In the Merger, each share of Clearwire Class A Common Stock will be converted into the right to receive one share of New Clearwire Class A Common Stock, and each option and warrant to purchase shares of Clearwire Class A Common Stock will be converted into an option or warrant, as applicable, to purchase the same number of shares of New Clearwire Class A Common Stock.

•	The Contribution: Following the Merger, Sprint HoldCo will contribute all of the equity interests in Sprint Sub to Clearwire Communications in exchange for Clearwire Communications Class B Common Interests.

•	The Class B Purchase: Following the Merger, Sprint will cause Sprint HoldCo to purchase, for $37,000 in cash, 370 million shares of New Clearwire Class B Common Stock. These shares are entitled to one vote each but have only nominal equity rights. Unlike the holders of New Clearwire Class A Common Stock, the holders of New Clearwire Class B Common Stock have no right to dividends and no right to any proceeds on liquidation other than the par value of the New Clearwire Class B Common Stock. Immediately following the Class B Purchase, New Clearwire will contribute the $37,000 that it receives from Sprint HoldCo in the Class B Purchase to Clearwire Communications in exchange for Clearwire Communications Voting Interests.

•	Investor Contributions to New Clearwire and Clearwire Communications: Following the Contribution and the Class B Purchase:

•	the Investors, other than Google, will invest in Clearwire Communications a total of $2.7 billion in exchange for Clearwire Communications Voting Interests and Clearwire Communications Class B Common Interests. Immediately following the receipt by the Investors, other than Google, of Clearwire Communications Voting Interests and Clearwire Communications Class B Common Interests, each of the Investors, other than Google, will contribute to New Clearwire its Clearwire Communications Voting Interests in exchange for an equal number of shares of New Clearwire Class B Common Stock; and

•	Google will invest $500 million in New Clearwire in exchange for New Clearwire Class A Common Stock. New Clearwire will then contribute the $500 million that it receives from Google to Clearwire Communications in exchange for Clearwire Communications Voting Interests and Clearwire Communications Class A Common Interests.

The Clearwire board of directors is using this proxy statement/prospectus to solicit proxies from the holders of Clearwire Common Stock for use at the Clearwire special meeting at which the Transaction Agreement proposal, the New Clearwire Charter proposal and the New Clearwire Stock Plan proposal will be considered and voted on. This proxy statement/prospectus is also being used by New Clearwire as a prospectus related to the offering of shares of its Class A Common Stock in exchange for shares of Clearwire Class A Common Stock in connection with the Transactions.

Background of the Transactions

In pursuing strategies to enhance stockholder value, Clearwire regularly considered opportunities for investments and strategic transactions. The arrival at the final terms of the proposed Transactions followed a lengthy process, lasting approximately two years, and involved the consideration by senior management and the board of directors of Clearwire of several specific alternative transactions, as described in more detail below.

From June 2006 through early April 2007, senior management of Clearwire, Sprint and Intel had a number of discussions, both in person and by telephone, regarding the terms of their possible collaboration in the construction of a nationwide WiMAX network. They discussed various high-level issues relating to the companies’ businesses and possible ways in which the parties could work together to facilitate the aggressive deployment of WiMAX on a nationwide basis. No agreements were reached, but each expressed interest in continuing these discussions. During the time of these discussions, Clearwire went public on March 8, 2007 through an initial public offering.

From mid-April 2007 to July 16, 2007, senior management of Clearwire and Sprint participated in several discussions regarding the terms of a proposed arrangement in which each party would assume responsibility for building and operating a WiMAX network in certain territories throughout the United States. As a result of these discussions, the parties reached agreement on the general terms of a proposed joint-build arrangement in which Sprint would be responsible for building its network in geographic areas covering approximately 185 million people, while Clearwire would focus on areas covering approximately 115 million people. The joint build contemplated that the parties would work jointly on product and service evolution, shared infrastructure, branding, marketing and distribution, and that each party’s customers would be entitled to roam in the other party’s deployed areas. The parties would also exchange and/or lease certain spectrum licenses and leases to enable each company to build out its portion of the network, to enhance service opportunities and value added products in each party’s build-out territory and to exchange other assets associated with this spectrum. The non-binding letter of intent provided, among other things, that the joint-build arrangement between the parties was subject to the execution of mutually acceptable definitive agreements, a review of the transaction by the Department of Justice, and approval of spectrum license and lease assignments and transfers to be effected between the parties by the FCC. Throughout the discussions between Clearwire and Sprint regarding the joint-build arrangement, Clearwire’s senior management regularly discussed the opportunities with the Clearwire board members, including providing a detailed update on the discussions with Sprint at a meeting of the board on June 27, 2007.

On July 16, 2007, at a scheduled meeting of Clearwire’s board of directors, Clearwire’s board of directors approved the terms of the letter of intent. The letter of intent was signed by Clearwire and Sprint on July 18, 2007, and the joint-build arrangement was publicly announced by the parties on July 19, 2007.

After announcing the execution of the letter of intent on July 19, 2007, senior management of Clearwire and Sprint and their respective legal counsel began working on completion of the definitive agreements for the joint-build arrangement. Over the succeeding three months, the representatives of the parties held several meetings in person and via telephone to negotiate the terms of those agreements. Also during this period, the parties conducted further due diligence review of the spectrum licenses, leases and other network assets to be exchanged or subleased as part of the joint-build arrangement.

In late September and early October 2007, while negotiations of the definitive agreements for the joint-build arrangement were continuing, Mr. Wolff held discussions with Gary Forsee, Sprint’s then Chief Executive Officer, and Keith Cowan, Sprint’s President of Strategic Planning. They discussed unresolved issues regarding the definitive agreements relating to the joint-build arrangement, and each expressed interest in exploring alternative transaction structures that might simplify the arrangement so that Clearwire and Sprint would be better positioned to achieve their respective business objectives.

Throughout October 2007 and early November 2007, the parties continued to work diligently on the definitive agreements related to the joint-build arrangement, but they also held several discussions related to possible alternative transaction structures for the joint-build arrangement, including a modified form of the joint-build arrangement that would involve an exchange of spectrum assets and a roaming agreement between the parties. The parties also began to discuss a potential alternative transaction in which Sprint would contribute all of its assets related to its WiMAX business to Clearwire in exchange for a majority equity interest in Clearwire, and the new entity would seek to raise additional capital. On October 30, 2007, Mr. Cowan delivered a “discussion framework” for an alternative transaction, which was named Project Grand Slam.

On November 7, 2007, Clearwire and Sprint determined that it would be impossible to complete final definitive agreements related to the joint-build arrangement primarily due to the parties’ inability to reach agreement on (1) the inclusion of certain markets in their respective build-out territories, (2) defining common products and services, and backoffice systems, (3) a plan for marketing the parties’ WiMAX services under a common brand on a nationwide basis and (4) a resolution for potential sales channel conflicts. As a result, the parties mutually agreed to terminate the letter of intent for the joint-build arrangement. The parties further agreed to continue discussing ways in which the parties would be able to work together to achieve the parties’ respective business objectives, including the possibility of roaming, frequency interference coordination, spectrum exchanges, technology evolution and development and network standards.

On November 9, 2007, Clearwire and Sprint each issued press releases announcing the termination of their letter of intent related to the joint-build arrangement, and indicated their continuing discussions regarding potential alternative relationships.

On November 14 and 15, 2007, Messrs. Wolff, Scott Richardson, Clearwire’s Chief Strategy Officer and Executive Vice President, John Saw, Clearwire’s Chief Technology Officer and Vice President, and Robert Mechaley, Vice Chairman of Clearwire, met at Comcast’s corporate headquarters in Philadelphia, Pennsylvania with Michael Angelakis, Comcast’s Chief Financial Officer, Robert Pick, Comcast’s Senior Vice President and Arvind Sodhani, Intel Capital Corporation’s President and Intel’s Executive Vice President, and representatives of Google, to provide information about Clearwire’s business and future business plans and to discuss the possibility of a strategic partnership among the companies in a transaction excluding Sprint.

After the meetings in Philadelphia, Clearwire and Comcast continued to exchange and discuss high-level information about a potential strategic partnership between the companies and other possible strategic investors, including Time Warner Cable and Bright House Networks, which the parties referred to as Project

Rain. The discussions centered on an investment from Comcast and the other potential strategic partners in Clearwire and possible commercial agreements between the parties.

While the Project Rain discussions were ongoing, senior management of Clearwire and Sprint continued to discuss possibilities for working together in deploying WiMAX networks. At various times, these discussions included representatives of Intel and other possible strategic partners, but through December did not involve Comcast or the other parties to the Project Rain discussions.

In early December 2007, Messrs. Wolff and Cowan continued discussions regarding a possible combination of Sprint’s WiMAX business with Clearwire and a strategic investment in the combined business from Intel and additional third party investors.

On December 10, 2007, Mr. Wolff met in Reston, Virginia with Paul Saleh, Sprint’s then-acting Chief Executive Officer, to discuss the possible combination of Sprint’s WiMAX business with Clearwire.

On December 11, 2007, Messrs. Wolff and Cowan further discussed the general terms of a possible combination of the WiMAX businesses of Sprint and Clearwire, including a general framework for the possible business combination, corporate governance issues, the relative valuations of their respective WiMAX businesses, commercial agreements that would be put in place between Sprint and the combined business and the need for additional funding for the combined businesses from third parties.

On December 12, 2007, Mr. Cowan delivered to Mr. Wolff a draft term sheet for the proposed Project Grand Slam transaction.

On December 13, 2007, Messrs. Wolff and Cowan discussed the Project Grand Slam term sheet prepared by Sprint, including the relative valuation of the parties’ WiMAX businesses, corporate governance issues, equity transfer restrictions to be imposed on Sprint, minority rights and the commercial agreements to be entered into between the parties. Following these discussions, Mr. Wolff delivered a revised draft term sheet to Mr. Cowan. Messrs. Wolff and Cowan discussed the revised term sheet in multiple conversations throughout the day.

Later on December 13, 2007, Mr. Wolff delivered the draft term sheet being discussed between Clearwire and Sprint to Sriram Viswanathan, Vice President of Intel Capital Corporation, for review by Intel.

Over the next few days, from December 14 until December 16, 2007, Messrs. Wolff, Cowan and Viswanathan continued to discuss the proposed terms of Project Grand Slam, including the size of the proposed investment by Intel and other possible third-party investors, corporate governance and stockholders’ rights issues, and to exchange draft term sheets.

On December 17 and 18, 2007, senior management of Clearwire, Sprint, Intel and, on December 17, a potential strategic investor, met to discuss and negotiate general terms of Project Grand Slam. They discussed issues relating to the strategic goals and interests of each of the parties and the relationship of each of Clearwire and Sprint in the proposed transaction, as well as the valuation for a proposed equity investment by Intel and the other potential strategic investors, the equity ownership structure, and the corporate governance and structure of Project Grand Slam. Legal counsel for each of the parties also attended these meetings. The parties also had general discussions about the terms of possible commercial agreements among the parties following the completion of the transactions. Mr. Sodhani resigned from the Clearwire board of directors effective December 23, 2007.

In late December 2007 and early January 2008, while extensive daily discussions on Project Grand Slam continued between Clearwire, Sprint and Intel, Messrs. Wolff and Cowan discussed the possibility of exploring whether additional strategic and financial investors would be interested in providing funds for the proposed combination of Clearwire’s and Sprint’s WiMAX businesses, including the proposed strategic investors that were involved in the Project Rain discussions with Clearwire.

On January 7, 2008, Messrs. Wolff, Angelakis and Pick met in Las Vegas, Nevada to discuss Comcast’s potential involvement as a strategic investor in Project Rain.

On January 9 through January 11, 2008, Messrs. Wolff, Cowan, Sodhani and Viswanathan, along with other members of senior management of the companies and their outside legal advisors, met at the offices of Gibson, Dunn & Crutcher LLP in Palo Alto, California to discuss the proposed terms for Project Grand Slam, including the potential investment by Intel and the potential strategic investor, corporate governance issues and the commercial agreements to be entered into by the parties.

On January 11, 2008, at a special meeting of the Clearwire board of directors, the senior management of Clearwire provided the directors with a high-level overview of the proposed terms of Project Grand Slam and Project Rain and the progress of negotiations with the other parties over the past several weeks. The board of directors discussed with senior management the strategic rationale for each of the proposed transactions and the relative advantages and disadvantages of each. The Clearwire board of directors determined that it was in the best interests of Clearwire and its stockholders to pursue each of the strategic transactions for a period of time, until the terms of each were more fully developed, and it instructed management to proceed with the negotiations relating to both alternative transactions.

From January 15 through January 18, 2008, senior management from Clearwire and Sprint met in New York City with representatives of Intel and another potential strategic investor to discuss the Project Grand Slam commercial arrangements, corporate governance issues and the business model.

Also on January 18, 2008, Messrs. Wolff and Cowan met with Messrs. Angelakis and Pick in Philadelphia, Pennsylvania to discuss expanding Project Rain to include a combination of Clearwire’s and Sprint’s WiMAX businesses with a concurrent strategic investment by Comcast, other cable companies including Time Warner Cable, Bright House Networks and Google. The parties also discussed Comcast’s and the other companies’ interest in obtaining the ability to resell wireless services to be offered by the combined business.

On January 21, 2008, Mr. Cowan delivered a draft term sheet prepared by Clearwire and Sprint to Messrs. Angelakis and Pick for Project Rain, which included the initial proposed terms for the proposed strategic investment.

On January 25, 2008, Mr. Wolff and Nicolas Kauser, a Clearwire director, met in Oakland, California with Mr. Cowan and Dan Hesse, Sprint’s newly appointed chief executive officer, to discuss the proposed transactions involving Clearwire and Sprint, including the status of each of Project Grand Slam and Project Rain.

In early February 2008, each of Clearwire and Sprint established an electronic data room to be used for legal, financial and operational due diligence, and both Clearwire and Sprint posted extensive and detailed information about their respective WiMAX businesses in their respective data rooms.

During February, March and April 2008, senior management of each of Clearwire and Sprint met regularly with their respective outside legal, financial and other professional advisors to discuss the structure of the proposed transactions, as well as regulatory considerations and approvals, potential synergies and other matters that would arise in the course of a potential combination of Clearwire’s and Sprint’s WiMAX businesses. At the same time, each of Clearwire and Sprint conducted its due diligence review of the other’s financial results, operations, assets, legal documentation and other matters and exchanged drafts of definitive agreements. The parties also discussed and negotiated the terms of the commercial agreements to be entered into by the new company and Sprint, including a number of network services and tower agreements.

In February 2008, while the negotiations regarding Project Grand Slam and Project Rain continued on parallel paths, the financial advisors to Clearwire and Sprint also approached five other potential strategic investors and 12 other potential financial investors about making an investment in a combined WiMAX business, and the parties held preliminary discussions about such an investment with some of these potential investors.

From February 4, 2008, through February 7, 2008, Messrs. Richardson and Cowen and Scott Hopper, Clearwire’s Vice President, Corporate Development, met in Palo Alto, California with other members of senior management and representatives of Clearwire, Sprint and Intel to discuss the proposed commercial terms and equity ownership structure of Project Grand Slam. Among other things, the parties discussed the obligations that Intel was willing to undertake as part of the commercial relationship between Intel and the new company and the consideration that Intel was seeking as compensation for such undertakings. The parties discussed and exchanged draft term sheets for both the strategic investment and commercial agreement.

On February 18, 2008, senior executives of Clearwire, including Craig McCaw, its Chairman, Comcast, including Brian Roberts, its Chief Executive Officer, and Google met in Hillsboro, Oregon to experience the technological capabilities of the mobile WiMAX wireless network that Clearwire has built, including a 20 mile drive segment demonstrating the use of WiMAX communications in automobiles. The parties further discussed the proposed terms of Project Rain, including the proposed investment and commercial agreements.

On February 21, 2008 and February 22, 2008, Messrs. Wolff, Cowan and Viswanathan met in San Francisco, California, to discuss Project Grand Slam. They discussed unresolved issues related to each of the equity and commercial term sheets, including valuation, corporate governance, commercial commitments and payments, and build-out and coverage timelines.

On February 28 and 29, 2008, senior management from each of Clearwire, Sprint, Comcast, Google, Time Warner Cable and Bright House Networks met in the New York offices of Kirkland & Ellis LLP, outside legal counsel to Clearwire, to negotiate the term sheets outlining the investment and commercial agreements with respect to Project Rain and to discuss the business plan for the combined company. The discussions included negotiations regarding the structure of the combined company, board representation and governance rights of the respective companies, majority and supermajority voting issues, standstill obligations, business plan and budget issues, share transfer restrictions and the form of investment and investment price. The parties also discussed the terms pursuant to which Sprint and the potential strategic investors would be able to resell WiMAX services to be offered by the combined company, including pricing, bundling obligations, the term of the agreement, marketing obligations, a most favored nations provision and the scope of services subject to the agreement. Representatives of Morgan Stanley, Citigroup Inc., Lehman Brothers Holdings Inc., Merrill Lynch & Co., Inc., Davis Wright Tremaine LLP, Kirkland & Ellis LLP, King & Spalding LLP, Davis Polk & Wardwell and Wilson Sonsini Goodrich & Rosati, Professional Corporation also attended the meetings. These term sheet negotiations resumed on March 6, 2008 and continued through March 7, 2008. During the negotiations, the parties discussed and came to initial agreement on some of the general terms related to the structure of the company, corporate governance, the form of the investment, equityholder rights and the commercial arrangements to be entered into by the parties, including general terms of agreements that would allow Sprint and the strategic investors to resell mobile WiMAX services to be offered by the new company and a services agreement with Google. However, many issues remained unresolved, including, among others, the investment price, issues requiring supermajority board or stockholder approval and the financial terms of the commercial agreements.

In late February and early March 2008, Clearwire and Sprint delivered initial drafts of the definitive investment agreements for Project Rain to each of the potential investors, including the Transaction Agreement, Equityholders’ Agreement and other documents.

On March 11, 2008, members of the senior management of Clearwire, Sprint and Intel and their respective legal counsel met in Palo Alto, California to discuss the terms of the commercial relationship to be entered into between Intel and the combined business in connection with Project Grand Slam. As a result of the conversations, the parties reached general agreement on certain of the remaining open terms for the Intel commercial agreement.

From March 7 through March 14, 2008, senior executives of Clearwire, Sprint and the potential investors in Project Rain discussed and negotiated the amount and price of the investors’ possible equity investment in the combined business. The financial advisors of each of the parties participated in these discussions. The parties to Project Rain reached agreement on a preliminary valuation methodology, subject to resolution of all other issues, on March 14, 2008.

On March 14, 2008, at a special meeting of the Clearwire board of directors, the senior management team of Clearwire updated the board of directors on the Project Rain and Project Grand Slam negotiations.

Mr. Wolff described the status of discussions and other members of senior management made presentations regarding certain business and financial matters relating to Clearwire, Sprint and the potential transactions, and provided an update regarding due diligence. Representatives of Kirkland & Ellis LLP reviewed with the Clearwire board of directors their fiduciary obligations in the context of considering the several proposed transactions. Clearwire’s legal advisors and senior management then responded to questions from members of the Clearwire board of directors.

On March 15 and 16, 2008, Messrs. Wolff and Cowan discussed the addition of Intel to Project Rain with the potential strategic investors, and the parties agreed to approach Intel. Following the discussions with the investors, Messrs. Wolff and Cowan held separate discussions with Intel about joining as a party to Project Rain. Over the course of the next few days, Clearwire, Sprint, Intel and the strategic investors discussed the terms of Intel’s participation in Project Rain. Among the terms discussed by the parties were changes to the corporate governance terms that would be necessary to accommodate the inclusion of Intel in Project Rain. Following these discussions, the parties agreed to add Intel as a party to the transaction. As a result, Clearwire’s management shifted its focus toward Project Rain and discontinued the separate discussions with Intel regarding Project Grand Slam.

On March 17 and March 18, 2008, representatives of Clearwire, Sprint and each of Comcast, Time Warner Cable and Bright House Networks met in Kirkland, Washington to discuss the companies’ WiMAX businesses and a number of preliminary due diligence matters. The parties also discussed business and technical issues related to the proposed reseller agreement that would be entered into by the companies in connection with the transaction.

In mid-March 2008, Clearwire and Sprint provided access to the electronic data room to each of the potential investors in Project Rain. Commencing in mid-March 2008 and continuing through April and early May 2008, representatives of the companies and each of the potential investors in Project Rain, along with their outside legal, financial and accounting advisors, exchanged requests for information and responses to those requests, exchanged additional information and reviewed and discussed all such information.

On March 21, 2008, Mr. Wolff provided the Clearwire board of directors with an update on the status of the Project Rain discussions and an expected timeline for the board to be presented with a final proposal for its consideration. During these discussions, the Clearwire board of directors expressed its agreement with management’s decision to shift its focus away from Project Grand Slam to Project Rain, and directed management to continue to pursue Project Rain.

From March 25, 2008 through March 28, 2008 and from April 1, 2008 through April 3, 2008, senior executives of Clearwire, Sprint and the Investors, along with their respective outside legal counsel and financial advisors, met in New York City to negotiate the terms of the Transaction Agreement, the Equityholders’ Agreement and the other merger and investment agreements. The negotiations focused on the remaining open issues under each of the agreements, which included, among other items, business plans and budgets for the combined company, the voting requirements of Eagle River and Intel under each party’s voting agreement, permitted use of the investment proceeds, the Sprint pre-closing financing terms and amount, minimum spectrum coverage requirements, interim operating covenants (including Clearwire’s ability to raise additional debt or equity capital prior to the closing), termination rights and fees, Sprint’s indemnification obligations, actions requiring supermajority board or stockholder approval, Sprint and Investor standstill obligations and exceptions, tax issues, conditions to closing the Transactions, transferability of interests in the combined company and Sprint’s credit agreement and potential impact on the combined company. The parties resolved various open issues involving the interim operating covenants, conditions to closing, non-solicitation covenants, termination fees and other provisions relating to a possible competing takeover proposal. They also agreed on various governance matters. The number of Clearwire Communications Class B Common Interests and shares of New Clearwire Class B Common Stock to be issued to Sprint in the Transactions was determined. During this period, Clearwire’s, Sprint’s and the potential investors’ respective outside legal counsel exchanged and discussed several revised drafts of the Transaction Agreement and the other merger and investment agreements.

The parties also held multiple separate discussions about each of the commercial agreements, including the 4G MVNO Agreement, the 3G MVNO Agreement, the Intel Market Development Agreement and the Google Products and Services Agreement, each as described in the section titled “Certain Agreements Related to the Transactions — Commercial Agreements among New Clearwire, Clearwire Communications, Sprint, Intel and the Strategic Investors” beginning on page 126 of this proxy statement/prospectus. During these discussions, the parties resolved a number of issues related to the scope of the parties’ rights under the agreements and the obligations of each of the parties. Legal counsel for the parties exchanged multiple drafts of the proposed commercial agreements throughout the course of the discussions. Clearwire and Sprint also distributed to each other revised drafts of their respective disclosure letters.

From April 9, 2008 through April 11, 2008, senior executives of Clearwire, Sprint and the Investors, along with their respective outside legal counsel and financial advisors, met at the New York offices of Davis Polk & Wardwell to negotiate the terms of the Transaction Agreement, the Equityholders’ Agreement and the other merger and investment agreements. The negotiations again focused on the remaining open issues under each of the agreements. The parties agreed to limitations on the amount of the Sprint pre-closing financing that would be subject to reimbursement under the Transaction Agreement, including a cap on the reimbursement for the period ending December 31, 2008, and the parties agreed to the closing conditions related to minimum spectrum holdings in large markets. The parties resolved various other open issues involving tax allocations, the interim operating covenants and conditions to closing. They also agreed on various governance matters. During this period, Clearwire’s, Sprint’s and the Investors’ respective outside legal counsel exchanged and discussed several revised drafts of the Transaction Agreement and the other merger and investment agreements. Concurrently, the parties continued discussions on each of the commercial agreements and exchanged revised drafts of the commercial agreements. Various issues under each of the commercial agreements were resolved by the parties. Clearwire and Sprint also distributed to the other revised drafts of their respective disclosure letters.

From April 11, 2008 through April 21, 2008, legal counsel for the parties exchanged multiple drafts of the commercial agreements. As a result of these discussions, Google and Clearwire reached agreement on the scope of an agreement to be entered into by the parties at the Closing of the Transactions relating to innovative uses of excess spectrum.

From April 22, 2008 through April 25, 2008, senior executives of Clearwire, Sprint and the Investors, along with their respective outside legal counsel and financial advisors, met at the New York offices of Davis Polk & Wardwell to continue negotiating the terms of the Transaction Agreement, the Equityholders’ Agreement and the other merger and investment agreements. The negotiations focused on the remaining open issues. The parties agreed on the scope of Sprint’s indemnification obligations for undisclosed liabilities, the form of repayment for Sprint’s pre-closing financing, the Sprint ownership threshold at which proportional adjustments to the parties’ board representation would begin and the amount of equity that Clearwire would be permitted to issue pre-closing. Google informed the other parties of its election to invest in New Clearwire Class A Common Stock rather than in Clearwire Communications as had been previously discussed and notified the parties of the amount of its investment. During this period, Clearwire’s, Sprint’s and the Investors’ respective outside legal counsel exchanged and discussed several revised drafts of the Transaction Agreement and the Ancillary Agreements. Clearwire and Sprint also distributed to each other and to the Investors revised drafts of their respective disclosure letters. During these meetings, the parties held multiple separate discussions about each of the commercial agreements. In connection with the Intel Market Development Agreement, the parties finally resolved issues related to the subscribers covered, the attach rate targets, the scope of Intel’s indemnification obligations and the co-branding and exclusivity provisions. The parties also held discussions on the Google Products and Services Agreement during which they finally resolved the scope of the services to be purchased, the related exclusivity provisions and the revenue split between Google and Clearwire Communications from advertising.

On April 27, 2008, at a special meeting of the Clearwire board of directors, the senior management of Clearwire provided the directors with an update on Project Rain and the progress of negotiations with the other parties over the past several weeks. The board of directors discussed with management changes in the proposed terms of Project Rain since the board had last discussed these terms. The Clearwire board of directors determined that it was in the best interests of Clearwire and its stockholders to continue to pursue the negotiations relating to Project Rain.

After the conclusion of the meetings in New York and continuing through early May 2008, the parties held numerous telephone conferences to discuss the remaining open issues under the Transaction Agreement, Equityholders’ Agreement and the other Ancillary Agreements. The parties focused on resolving open issues under the commercial agreements, including primarily issues that remained open under the 4G MVNO Agreement and 3G MVNO Agreement. These issues included the pricing at which Sprint and certain of the Investors would have the right to resell 4G services offered by Clearwire Communications, and the pricing at which Clearwire Communications and certain of the Investors would have the right to resell 2G and 3G services offered by Sprint. In addition, in connection with the Intel Market Development Agreement, the parties agreed on the final length of the term of the agreement, the coverage target for the mobile WiMAX network and the co-branding and trademark license terms. Sprint, Clearwire and the Investors also reached agreement on the final terms of certain commercial agreements between Sprint and Clearwire Communications, including an agreement covering Sprint’s and Clearwire’s intellectual property rights, an agreement related to use of cell towers and a number of network services agreements. As a result of these discussions, the parties were successfully able to resolve each of the open issues. During these discussions, legal counsel for the parties exchanged revised drafts of each of these agreements and completed due diligence.

On May 5, 2008, at a special meeting of Clearwire’s board of directors, representatives of Morgan Stanley made a presentation to the Clearwire board of directors regarding Project Rain. Representatives of Morgan Stanley reviewed the financial terms of the Transactions and delivered an oral opinion, subsequently confirmed in writing on May 7, 2008, to the Clearwire board of directors that, as of May 7, 2008, and based on and subject to the assumptions, qualifications and limitations set forth in its opinion, the consideration to be received by holders of Clearwire Class A Common Stock in the proposed Merger was fair, from a financial point of view, to such holders. Representatives of Kirkland & Ellis LLP and Clearwire’s in-house counsel updated the board of directors on the current terms of the Transaction Agreement, the Equityholders’ Agreement, the commercial agreements and the other merger and investment agreements relating to the Transactions, the potential risks of the proposed Transactions and other legal issues associated with the Transactions. Kirkland & Ellis LLP again reviewed with the Clearwire board of directors their fiduciary duties in their consideration of the Transactions and the process that had been followed in connection with the Transactions. Kirkland & Ellis LLP also reviewed the various aspects of the Transactions in which Clearwire officers or directors might be said to have interests that were separate from or in addition to the interests of Clearwire stockholders generally, including, without limitation, the interests of Messrs. McCaw, Wolff, Kauser and Salemme in Eagle River and the benefits to Eagle River of the Transactions, which matters are described under the section titled “Additional Interests of Clearwire’s Directors and Officers in the Transactions,” beginning on page 92 of this proxy statement/prospectus. Clearwire’s legal and financial advisors then responded to questions from the members of the Clearwire board of directors. The Clearwire board of directors reviewed and discussed the principal issues in the Transactions, and the proposed corporate structure, the consideration, closing conditions, termination rights, termination fees, regulatory conditions and limitations on Clearwire to consider alternative proposals. Following the presentations, and after further discussion, the Clearwire board of directors approved and adopted, by a unanimous vote of all directors participating, the Transaction Agreement and the Transactions, declared the Transaction Agreement and the Transactions advisable, fair to, and in the best interests of, Clearwire and its stockholders and recommended that Clearwire’s stockholders vote their shares in favor of approval and adoption of the Transaction Agreement, including the issuance of shares of New Clearwire Common Stock and the adoption of the New Clearwire Charter. David Perlmutter, a member of the Clearwire board of directors, is an Executive Vice President of Intel. Given his position at Intel and Intel’s participation in the Transactions, Mr. Perlmutter did not participate in any board discussions regarding the Transactions and was not present for, and abstained from, all board votes and other actions relating to the Transactions.

On May 5, 2008 and May 6, 2008, Clearwire, Sprint, the Investors and their respective legal counsel agreed upon all final revisions to all of the definitive documents. The parties also completed their review of the final open due diligence issues for each of Clearwire and Sprint. None of the revisions altered the material terms of the agreements.

On the morning of May 7, 2008, the parties executed the Transaction Agreement, the Eagle River Voting Agreement, the Intel Voting Agreement and the 3G MVNO Agreement and the Transactions were announced the same day by press release.

Reasons for the Transactions; Recommendation of the Board of Directors

The Clearwire board of directors, acting with the advice of our management and financial and legal advisors, evaluated the Transaction Agreement and the Transactions. The board of directors determined that the Transaction Agreement and the Transactions, including the issuance of New Clearwire Common Stock and the adoption of the New Clearwire Charter, are advisable, fair to and in the best interests of Clearwire and its stockholders. In reaching these determinations, the Clearwire board of directors carefully considered a variety of factors, including the following:

•	the strategic nature of the business combination, the complementary nature of Clearwire’s and Sprint’s coverage areas and WiMAX spectrum, and the Clearwire board of director’s belief that the combined company will be a stronger company than Clearwire on its own, with an increased strategic position and presence in major markets, greater opportunity for growth and an improved ability to develop technology;

•	its analysis of the business, operations, financial performance and condition, earnings and prospects of Clearwire as a separate entity and Clearwire and the Sprint WiMAX Business on a combined basis;

•	the other strategic alternatives reasonably available to Clearwire to enhance stockholder value, including remaining as a separate entity and pursuing a strategic business combination with other third parties, and whether any of those strategic alternatives were more likely to enhance stockholder value, in each case taking into consideration the potential rewards, risks and uncertainties associated with those options;

•	the opportunity for Clearwire stockholders to have an interest in a larger company with a broader and more diverse asset base and, as stockholders of New Clearwire, to benefit from future growth of the combined company;

•	the capital contributions to be made by the Investors;

•	the fact that other public companies have pursued a similar tax structure;

•	the current industry, economic and market conditions and trends, including the likelihood of increasing competition in the wireless industry and other industry trends;

•	the size and scope of the combined WiMAX business, which are expected to allow New Clearwire to compete more effectively in the increasingly competitive wireless industry;

•	the fact that the combined company is expected to be financially stronger, with larger market capitalization, than Clearwire as a separate entity, and have the ability to attract a broader group of investors and to participate in larger scale transactions;

•	the greater visibility of New Clearwire to analysts and investors, as compared to Clearwire as a separate entity;

•	the results of Clearwire’s financial, legal and operational due diligence of the Sprint WiMAX Business;

•	the opinion of Morgan Stanley, Clearwire’s financial advisor, rendered orally on May 5, 2008, and subsequently confirmed in writing on May 7, 2008, to the effect that, as of the date of the opinion and based on and subject to the assumptions, qualifications and limitations set forth in the opinion, the consideration to be received by the holders of shares of Clearwire Class A Common Stock pursuant to the Merger was fair from a financial point of view to such holders;

•	the presentations by and discussions with Clearwire’s senior management and representatives of Kirkland & Ellis LLP regarding the terms and conditions of the Transaction Agreement and the other agreements to be entered into by Clearwire, New Clearwire and Clearwire Communications as part of the Transactions, and the fiduciary duties of the board of directors in considering the Merger and reasonably available alternatives to it;

•	that Clearwire’s stockholders will own approximately 25% to 28% of the voting stock of New Clearwire on a fully diluted basis and, through New Clearwire’s ownership of Clearwire Communications Common Interests, will own approximately 25% to 28% of the economic rights in Clearwire Communications, after the completion of the Transactions;

•	the proposed corporate governance structure of New Clearwire, including the fact that New Clearwire will be a separate company;

•	that New Clearwire’s board of directors will consist of industry leaders;

•	that New Clearwire’s senior management will include senior officers of each of Clearwire and Sprint;

•	the likelihood that the Conversion and the Merger each would be a tax-free reorganization for United States federal income tax purposes to Clearwire and its stockholders;

•	the ability of the parties to consummate the Transactions, including the conditions to the obligations of each of the parties to consummate the Transactions and the likelihood that the Transactions would receive the necessary regulatory approvals;

•	the terms and conditions of the other agreements to be entered into by Clearwire, New Clearwire and Clearwire Communications in connection with the Transactions, including the various commercial agreements with Sprint and certain Investors;

•	the representations and warranties of Sprint and the Investors pursuant to the Transaction Agreement;

•	the other terms and conditions of the Transaction Agreement, including the customary restrictions imposed on the conduct of business of the Sprint WiMAX Business in the period before Closing; and

•	the fact that the Transactions are subject to the approval of Clearwire’s stockholders and have the support of Clearwire’s two largest stockholders.

The Clearwire board of directors also identified and considered a number of potentially adverse factors concerning the Transactions, including the following:

•	the risk that the Transactions might not be completed in a timely manner or at all, the possible negative effect of public announcement and the pendency of the Transactions on Clearwire’s sales, operating results, customers and stockholders and the potential harm to Clearwire as a result if the Transactions are not completed;

•	the risk that provisions in the Transaction Agreement may have the effect of discouraging others potentially interested in a business combination with Clearwire from pursuing that business combination, even if it were more favorable to the stockholders of Clearwire than the Transactions, including the restrictions on the ability of Clearwire to solicit offers for alternative business transactions and the requirement that Clearwire pay a termination fee of $60 million to Sprint in certain circumstances;

•	that following the completion of the Transactions, Sprint is expected to own approximately 49% to 52% of the voting power of New Clearwire and, together with the Investors, who are expected to collectively own approximately 25% to 30% of the voting power of New Clearwire, will control New Clearwire;

•	that under the Transaction Agreement, Clearwire is subject to a variety of restrictions on the conduct of its business in the period before Closing, which may delay or prevent Clearwire from pursuing business opportunities that may arise or preclude actions that would be advisable if Clearwire were to remain a separate company;

•	the transaction costs associated with pursuit of the Transactions;

•	the fact that the value of the New Clearwire Common Stock that the Investors will receive in the Transactions is uncertain because the Transaction Agreement provides for an adjustment to the number of shares of New Clearwire Common Stock and Clearwire Communications Common Interests to be issued to the Investors based on the market price of New Clearwire Class A Common Stock, which will fluctuate;

•	the fact that the transaction would or would likely trigger certain payment obligations under change of control agreements entered into between Clearwire and certain of its officers;

•	the challenges of combining Clearwire’s business with the Sprint WiMAX Business and the risk of diverting management resources for an extended period of time to accomplish this combination;

•	the risk that the anticipated synergies to New Clearwire might not be fully realized, if at all;

•	the potential for the loss of key employees of Clearwire and Sprint who may be important to the ongoing success of New Clearwire and the integration of Clearwire and the Sprint WiMAX Business; and

•	the other risks described under the section titled “Risk Factors” beginning on page 30 of this proxy statement/prospectus.

After taking into consideration all of the factors set forth above, all members of the Clearwire board of directors who participated in discussions regarding the Transactions unanimously agreed that the expected benefits of the Transactions outweighed the risks and that the Transactions are advisable, fair to and in the best interests of Clearwire and its stockholders. David Perlmutter, a member of the Clearwire board of directors, is an Executive Vice President of Intel. Given his position at Intel and Intel’s participation in the Transactions, Mr. Perlmutter did not participate in any discussions of the Clearwire board of directors regarding the Transactions and was not present for, and abstained from, all votes and other actions of the Clearwire board of directors relating to the Transactions.

The foregoing discussion of information and factors considered by the Clearwire board of directors is not intended to be exhaustive but is believed to include the material factors considered by the Clearwire board of directors. In view of the wide variety of factors considered by it, the Clearwire board of directors did not find it practical to quantify or otherwise assign relative weight to the specific factors considered. In addition, the Clearwire board of directors did not reach any specific conclusion on each factor considered but conducted an overall analysis of these factors. Individual members of the Clearwire board of directors may have given different weight to different factors.

THE CLEARWIRE BOARD OF DIRECTORS RECOMMENDS BY A UNANIMOUS VOTE OF ALL DIRECTORS VOTING ON THE MATTERS, THAT CLEARWIRE STOCKHOLDERS VOTE “FOR” THE APPROVAL AND ADOPTION OF THE TRANSACTION AGREEMENT, INCLUDING THE ISSUANCE OF SHARES OF NEW CLEARWIRE COMMON STOCK, AND “FOR” THE ADOPTION OF THE NEW CLEARWIRE CHARTER, AS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS.

Projected Financial Data

Clearwire does not, as a matter of course, publicly disclose projections as to its future financial performance for periods beyond one year. During our consideration of opportunities for strategic transactions relating to the joint development of a nationwide WiMAX network, as described in the section titled “The Transactions — Background of the Transactions” beginning on page 66 of this proxy statement/prospectus, we provided our financial advisor, Morgan Stanley, with the following financial projections of Clearwire’s operating performance:

•	consolidated financial projections for Clearwire on a stand-alone basis compiled by the management of Clearwire for the period from January 1, 2008 through December 31, 2016 assuming 125 million covered POPs by the end of such period, which are referred to below as the 125 million Covered POPs Case; and

•	consolidated financial projections for Clearwire on a stand-alone basis compiled by the management of Clearwire for the period from January 1, 2008 through December 31, 2016 assuming 175 million covered POPs by the end of such period (based on management projections prepared in January 2008), which are referred to below as the 175 million Covered POPs Case; and

•	consolidated financial projections for New Clearwire jointly compiled by the managements of Clearwire and Sprint for the period from January 1, 2008 through December 31, 2016, which are referred to below as the New Clearwire Case.

We refer to the 125 million Covered POPs Case, collectively with the 175 million Covered POPs Case and the New Clearwire Case, as the Projections. The Projections provided to Morgan Stanley were utilized by Morgan Stanley, at the direction of Clearwire’s board of directors, for purposes of its analyses in connection with its opinion and were provided to Clearwire’s board of directors in connection with its consideration of the Transactions. The Projections are set forth in the following tables (in millions):

	Clearwire Stand-alone
	Fiscal Year Ended December 31,
	2008	2009	2010	2011	2012	2013	2014	2015	2016

125 million Covered POPs Case
Revenue	$206	$358	$700	$1,341	$2,089	$2,959	$3,897	$4,829	$5,622
EBITDA	$(214)	$(159)	$(135)	$26	$231	$530	$930	$1,456	$1,979
Capital Expenditures & Spectrum Expense	$320	$296	$632	$710	$521	$510	$460	$270	$195
Unlevered Free Cash Flow	$(609)	$(450)	$(767)	$(686)	$(287)	$24	$398	$799	$1,156
175 million Covered POPs Case
Revenue	$206	$358	$706	$1,372	$2,169	$3,112	$4,152	$5,266	$6,395
EBITDA	$(214)	$(161)	$(153)	$6	$212	$516	$900	$1,348	$1,932
Capital Expenditures & Spectrum Expense	$321	$309	$667	$753	$577	$586	$637	$601	$423
Unlevered Free Cash Flow	$(609)	$(465)	$(820)	$(749)	$(361)	$(66)	$270	$563	$1,007

	New Clearwire
	Fiscal Year Ended December 31,
	2008	2009	2010	2011	2012	2013	2014	2015	2016

New Clearwire Case
Revenue	$0	$400	$1,730	$3,690	$5,454	$7,210	$8,980	$10,938	$12,836
EBITDA	$(588)	$(744)	$(610)	$662	$1,780	$2,813	$3,605	$4,820	$5,959
Capital Expenditures & Spectrum Expense	$1,089	$1,325	$1,362	$421	$492	$716	$940	$982	$1,152
Unlevered Free Cash Flow	$(1,677)	$(1,915)	$(2,029)	$164	$863	$1,298	$1,628	$2,313	$2,898

The Projections were not prepared with a view to public disclosure and are included in this proxy statement/prospectus only because such information was made available, in whole or in part, to Clearwire, Sprint and the Investors in connection with their review of the Transactions. The Projections were not prepared with a view to compliance with published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Clearwire’s nor Sprint’s independent registered public accounting firm, nor any other independent registered public accounting firm, has compiled, examined, or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Projections.

The development of the Projections entailed numerous assumptions about Clearwire’s industry, markets, products and services, and Clearwire’s ability to execute on its planned mobile WiMAX deployment. Although the Projections are presented with numerical specificity, the Projections reflect numerous assumptions, estimates and judgments as to future events made by the management of Clearwire and Sprint that each believed were reasonable at the time the Projections were prepared. These Projections do not take into account any revenues or expenses expected to be generated by our mobile VoIP service, which we have subsequently included in our business model. The updated business model was disclosed publicly in Clearwire’s webcast presentation on June 12, 2008. In addition, these Projections do not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to the Transactions or any changes to our operations or strategy that may be implemented after completion of the Transactions. For the foregoing reasons, the inclusion of Projections in this proxy statement/prospectus should not be regarded as an indication that the Projections will be necessarily predictive of actual future events, and they should not be relied on as such.

No one has made or makes any representation to any stockholder regarding the information included in these Projections. The inclusion of this information should not be regarded as an indication that Clearwire, Clearwire’s board of directors, New Clearwire, Sprint, the Investors, Morgan Stanley or any other recipient of this information considered, or now considers, the Projections to be necessarily predictive of actual future results. Except to the extent required by applicable federal securities laws, neither Clearwire nor New Clearwire intends, and expressly disclaims any responsibility, to update or otherwise revise the Projections to reflect circumstances existing after the date when prepared or to reflect the occurrence of future events even in the event that any of the assumptions underlying the Projections are shown to be in error.

Opinion of Clearwire’s Financial Advisor

Clearwire retained Morgan Stanley to act as its financial advisor in connection with the Transactions. Morgan Stanley is an internationally recognized investment banking firm that is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, and private placements and for corporate and other purposes. Clearwire selected Morgan Stanley on the basis of its substantial experience in comparable transactions, its expertise and reputation and its familiarity with Clearwire. On May 5, 2008, Morgan Stanley rendered its oral opinion, which opinion was subsequently confirmed in a written opinion dated May 7, 2008, to Clearwire’s board of directors, to the effect that as of such date and based on and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be received by holders of shares of Clearwire Class A Common Stock pursuant to the Merger was fair, from a financial point of view, to such holders.

THE FULL TEXT OF MORGAN STANLEY’S WRITTEN FAIRNESS OPINION DATED MAY 7, 2008, IS ATTACHED AS ANNEX G TO THIS PROXY STATEMENT/PROSPECTUS. YOU SHOULD READ THE OPINION IN ITS ENTIRETY FOR A DISCUSSION OF THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, FACTORS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MORGAN STANLEY IN RENDERING ITS OPINION. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. MORGAN STANLEY’S OPINION IS DIRECTED TO CLEARWIRE’S BOARD OF DIRECTORS AND ADDRESSES ONLY THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF CLEARWIRE CLASS A COMMON STOCK PURSUANT TO THE MERGER TO SUCH HOLDERS AS OF THE DATE OF THE OPINION. MORGAN STANLEY’S OPINION DID NOT IN ANY MANNER ADDRESS THE PRICES AT WHICH THE NEW CLEARWIRE CLASS A COMMON STOCK WILL TRADE FOLLOWING COMPLETION OF THE TRANSACTIONS, AND MORGAN STANLEY EXPRESSED NO OPINION OR RECOMMENDATION TO THE STOCKHOLDERS OF CLEARWIRE AS TO HOW TO VOTE AT THE SPECIAL MEETING TO BE HELD IN CONNECTION WITH THE TRANSACTIONS.

In arriving at its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Clearwire;

•	reviewed certain internal financial statements and other financial and operating data concerning Clearwire and the Sprint WiMAX Business, respectively;

•	reviewed certain financial projections for Clearwire prepared by the management of Clearwire on a stand-alone basis and certain financial projections for New Clearwire jointly prepared by the managements of Clearwire and Sprint;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the Transactions prepared by the management of Clearwire and Sprint, respectively;

•	discussed the past and current operations, financial condition and prospects of Clearwire, including information relating to certain strategic, financial and operational benefits anticipated from the Transactions, with senior executives of Clearwire;

•	discussed the past and current operations, financial condition and prospects of the Sprint WiMAX Business, including information relating to certain strategic, financial and operational benefits anticipated from the Transactions, with senior executives of Sprint;

•	reviewed the pro forma impact of the Transactions on New Clearwire’s cash flow, consolidated capitalization and financial ratios;

•	reviewed the reported prices and trading activity for the Clearwire Class A Common Stock;

•	compared the financial performance of Clearwire and the prices and trading activity of Clearwire Class A Common Stock with that of certain other publicly-traded companies comparable to Clearwire and its securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions and the results of certain recent auctions of wireless spectrum by the FCC;

•	participated in certain discussions and negotiations among representatives of Clearwire, Sprint and the Investors and their respective financial and legal advisors;

•	reviewed the Transaction Agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied on, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Clearwire and Sprint and which formed a substantial basis for the opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Transactions, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Clearwire and Sprint of the future financial performance of Clearwire, the Sprint WiMAX Business and New Clearwire. In addition, Morgan Stanley assumed that the Transactions will be consummated in accordance with the terms set forth in the Transaction Agreement and the related documents without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Transactions will have the tax treatment as described in the Transaction Agreement. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transactions, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed

Transactions. Morgan Stanley relied on, without independent verification, the assessment by the respective managements of Clearwire and Sprint of:

•	the strategic, financial and other benefits expected to result from the Transactions;

•	the timing and risks associated with the integration of Clearwire and the Sprint WiMAX Business;

•	New Clearwire’s ability to retain key employees of Clearwire and the Sprint WiMAX Business, respectively; and

•	the validity of, and risks associated with, Clearwire’s and Sprint WiMAX Business’ existing and future technologies, intellectual property, products, services and business models.

Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor and has relied on, without independent verification, the assessment of Clearwire and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Clearwire’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Clearwire Class A Common Stock pursuant to the Merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Clearwire or the Sprint WiMAX Business, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of the opinion. Events occurring after the date of the opinion may affect the opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm the opinion.

In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party other than Sprint with respect to the acquisition, business combination or other extraordinary transaction involving Clearwire.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice. For purposes of its analysis, Morgan Stanley took into account the terms of the Contribution and the investment by the Investors. However, Morgan Stanley’s opinion only addressed the fairness, from a financial point of view, of the consideration to be received by the holders of shares of Clearwire Class A Common Stock pursuant to the Merger, and Morgan Stanley’s opinion did not address the fairness or any aspect of the Contribution, the investment by the Investors or any related or unrelated transaction or agreement. In particular, Morgan Stanley expressed no opinion as to the relative fairness of any portion of the consideration to be received by the holders of any existing class of common stock of Clearwire.

The following is a summary of the material financial analyses used by Morgan Stanley in connection with providing its opinion to Clearwire’s board of directors. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Rather, the analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s fairness opinion.

Equity Research Price Target Analysis

Morgan Stanley reviewed the price targets estimated by selected equity research analysts of the Clearwire Class A Common Stock published during the period from January 31, 2008 through March 26, 2008.

This review indicated the following:

		Target Price Per Share of
		Clearwire
Equity Research Analyst	Date	Class A Common Stock

Jefferies	January 31, 2008	$18.00
Merrill Lynch	March 5, 2008	$20.00
Pacific Crest	March 5, 2008	$18.00
Soleil	March 5, 2008	$21.00
ThinkEquity	March 5, 2008	$29.00
Wachovia	March 5, 2008	$13.50
Citigroup	March 10, 2008	$17.00
Stanford	March 26, 2008	$20.00

Morgan Stanley also noted that the range of price targets for the Clearwire Class A Common Stock was $13.50 to $29.00 per share, compared to the minimum price in the investment of $17.00 per share and the maximum price in the investment of $23.00 per share. Morgan Stanley further noted that certain of the price targets fell at or below the minimum price in the investment of $17.00 per share and certain of the price targets were above the maximum price in the investment of $23.00 per share.

Historical Trading Analysis

Morgan Stanley reviewed the historical trading ranges of the Clearwire Class A Common Stock for various periods ending on March 25, 2008 (the last trading day before published reports regarding a potential transaction) to provide it with background and perspective for how the Clearwire Class A Common Stock has historically traded on a stand-alone basis. This review indicated the following:

Time Period Ended March 25, 2008	High	Low	Average

30 days	$17.24	$10.41	$13.23
90 days	$17.64	$10.41	$13.94
Since Clearwire’s initial public offering (March 7, 2007)	$33.30	$10.41	$19.26

Using the average historical trading ranges of the Clearwire Class A Common Stock for the 30-day and 90-day periods summarized above and for the period since Clearwire’s initial public offering, Morgan Stanley also calculated the premiums and discounts to those average prices implied by the minimum price in the investment of $17.00 per share and the maximum price in the investment of $23.00 per share. This analysis showed the following:

	Premium Implied by	Premium Implied by
	$17.00 Per Share	$23.00 Per Share
	Price of Clearwire	Price of Clearwire
Time Period Ended March 25, 2008	Class A Common Stock	Class A Common Stock

30 day — average price of $13.23 per share	28.5%	73.9%
90 day — average price of $13.94 per share	22.0%	65.0%
Since Clearwire’s initial public offering — average price of $19.26 per share	(11.7)%	19.4%

Morgan Stanley also noted that the average closing prices of the Clearwire Class A Common Stock during the 30-day and 90-day periods ended March 25, 2008 were $13.23 and $13.94, respectively, compared to the minimum price in the investment of $17.00 per share and the maximum price in the investment of $23.00 per share.

Discounted Cash Flow Analysis

As part of its analysis, and in order to estimate the present value of the Clearwire Class A Common Stock and the New Clearwire Class A Common Stock, respectively, Morgan Stanley performed a discounted cash flow analysis for Clearwire and New Clearwire. A discounted cash flow analysis is designed to provide insight into the value of a company as a function of its future cash flows and terminal value. Morgan Stanley’s discounted cash flow analysis was based on the following four sets of financial projections:

•	the 125 million Covered POPs Case;

•	the 175 million Covered POPs Case;

•	consolidated financial projections for Clearwire on a stand-alone basis compiled from public research reports covering the period from January 1, 2008 through December 31, 2011 and extrapolations therefrom for the period from January 1, 2012 through December 31, 2016, which are referred to below as the Research Case; and

•	the New Clearwire Case.

In each case other than the Research Case, Clearwire’s international assets were valued at $0.03 per MHz-POP, or $300 million in the aggregate.

Morgan Stanley performed a discounted cash flow analysis for Clearwire on a stand-alone basis using the 125 million Covered POPs Case, the 175 million Covered POPs Case and the Research Case, with the following assumptions and considerations:

•	Morgan Stanley calculated a range of terminal values at the end of the projection period by applying a multiple to projected 2016 earnings before interest, taxes, depreciation and amortization, which we refer to as EBITDA, for Clearwire. The EBITDA multiple range used was 7.0x to 9.0x and the discount rate range was 12.0% to 14.0%.

Morgan Stanley performed a discounted cash flow analysis for New Clearwire using the New Clearwire Case, with the following assumptions and considerations:

•	Morgan Stanley calculated a range of terminal values at the end of the projection period by applying a multiple to projected 2016 EBITDA for New Clearwire. The EBITDA multiple range used was 7.0x to 9.0x and the discount rate range was 12.0% to 14.0%. For purposes of this analysis, the New Clearwire Case assumed that Clearwire raises an aggregate of $3.2 billion pursuant to the investment at $17.00 per share, which is the minimum price per share at which the investment by the Investors will be made.

Morgan Stanley calculated a range of equity value per share of Clearwire Class A Common Stock and New Clearwire Class A Common Stock as set forth below, compared to the minimum price in the investment of $17.00 per share and the maximum price in the investment of $23.00 per share:

Estimated per Share Range of
Clearwire Stand-Alone	Clearwire Class A Common Stock

125 million Covered POPs Case	$19.88 to $31.28
175 million Covered POPs Case	$17.50 to $28.55
Research Case	$16.23 to $26.98

Estimated per Share Range of
New Clearwire
New Clearwire	Class A Common Stock

New Clearwire Case	$22.99 to $32.39

To take into account the potential dilution that might occur for Clearwire on a stand-alone basis as a result of raising a portion of the additional funding requirements to build the network contemplated by the 125 million Covered POPs Case, the 175 million Covered POPs Case and the Research Case, Morgan Stanley also calculated a range of equity values per share of Clearwire Class A Common Stock using those three cases assuming that Clearwire raises an initial $1.5 billion in equity at $13.23 per share, which represented the average trading price of the Clearwire Class A Common Stock for the 30-day period ended March 25, 2008, as set forth below, compared to the minimum price in the investment of $17.00 per share and the maximum price in the investment of $23.00 per share:

Estimated per Share Range of
Clearwire Stand-Alone	Clearwire Class A Common Stock

125 million Covered POPs Case	$17.43 to $24.75
175 million Covered POPs Case	$15.92 to $23.01
Research Case	$15.10 to $22.01

Morgan Stanley noted that the low end and the high end of the estimated range of equity values per share for the New Clearwire Case was greater than the low end and the high end, respectively, of the range of equity values per share for Clearwire on a stand-alone basis for each of the 125 million Covered POPs Case, the 175 million Covered POPs Case and the Research Case, including those cases taking into account the potential dilution that might occur as a result of raising a portion of the additional funding requirements to build the network as illustrated above.

Discounted Equity Value Analysis

Morgan Stanley performed a discounted equity value analysis of the implied present value per share of Clearwire Class A Common Stock on a stand-alone basis and New Clearwire Class A Common Stock based on projected future equity values using the 125 million Covered POPs Case, the 175 million Covered POPs Case and the New Clearwire Case, by applying a multiple range of 7.0x to 9.0x to projected 2016 EBITDA and a cost of equity range of 13.0% to 15.0% for purposes of discounting such future equity values to an implied present value per share. For purposes of this analysis, the New Clearwire Case assumes that Clearwire raises an aggregate of $3.2 billion pursuant to the investment by the Investors at $17.00 per share, which is the minimum price per share at which the investment by the Investors will be made.

Morgan Stanley calculated a range of equity value per share of Clearwire Class A Common Stock and New Clearwire Class A Common Stock as set forth below, compared to the minimum price in the investment of $17.00 per share and the maximum price in the investment of $23.00 per share:

Estimated per Share Range of
Clearwire Stand-Alone	Clearwire Class A Common Stock

125 million Covered POPs Case	$19.20 to $28.51
175 million Covered POPs Case	$16.40 to $25.20

Estimated per Share Range of
New Clearwire
New Clearwire	Class A Common Stock

New Clearwire Case	$20.54 to $28.98

To take into account the potential dilution that might occur for Clearwire on a stand-alone basis as a result of raising a portion of the additional funding requirements to build the network contemplated by the 125 million Covered POPs Case and the 175 million Covered POPs Case, Morgan Stanley also calculated a range of equity values per share of Clearwire Class A Common Stock using those two cases assuming that Clearwire raises an initial $1.5 billion in equity at $13.23 per share, which represented the average trading price of the Clearwire Class A Common Stock for the 30-day period ended March 25, 2008, as set forth below, compared to the minimum price in the investment of $17.00 per share and the maximum price in the investment of $23.00 per share:

Estimated per Share Range of
Clearwire Stand-Alone	Clearwire Class A Common Stock

125 million Covered POPs Case	$15.28 to $21.74
175 million Covered POPs Case	$13.47 to $19.67

Morgan Stanley noted that the low end and the high end of the estimated range of equity values per share for the New Clearwire Case was greater than the low end and the high end, respectively, of the range of equity values per share for Clearwire on a stand-alone basis for each of the 125 million Covered POPs Case and the

175 million Covered POPs Case, including those cases taking into account the potential dilution that might occur as a result of raising a portion of the additional funding requirements to build the network as illustrated above.

Miscellaneous

In connection with the review of the Transactions by Clearwire’s board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Clearwire or New Clearwire. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of Clearwire. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the consideration to be received by holders of shares of Clearwire Class A Common Stock pursuant to the Merger from a financial point of view to such stockholders and in connection with the delivery of its opinion to Clearwire’s board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of Clearwire Class A Common Stock or New Clearwire Class A Common Stock might actually trade.

The consideration to be paid pursuant to the Merger as well as the consideration to be paid pursuant to the Contribution and the Class B Purchase were each determined through arm’s-length negotiations between Clearwire and Sprint and were each approved by each company’s board of directors. Morgan Stanley provided advice to Clearwire during these negotiations. Morgan Stanley did not, however, recommend any specific merger consideration to Clearwire or that any specific merger consideration constituted the only appropriate merger consideration for the Merger.

Morgan Stanley’s opinion and its presentation to Clearwire’s board of directors was one of many factors taken into consideration by Clearwire’s board of directors in deciding to approve, adopt and authorize the Transaction Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of Clearwire’s board of directors with respect to the consideration to be received by Clearwire’s stockholders pursuant to the Transaction Agreement or of whether Clearwire’s board of directors would have been willing to agree to a different merger consideration.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Morgan Stanley’s securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Clearwire, Sprint, the Investors or any other company, or any currency or commodity, that may be involved in the Transactions, or any related derivative instrument. In the two years before the date hereof, Morgan Stanley has provided financial advisory and financing services for Clearwire and certain of the Investors and has received fees in connection with such services. Morgan Stanley may also seek to provide such services to Clearwire, Sprint or the Investors in the future and expects to receive fees for the rendering of these services.

As compensation for its services in connection with the Transactions, Clearwire has agreed to pay Morgan Stanley a fee of $30 million, of which $24 million is contingent upon the consummation of the Transactions. Clearwire has also agreed to reimburse Morgan Stanley for certain expenses incurred by Morgan Stanley, including fees of outside legal counsel, and to indemnify Morgan Stanley and related parties against certain liabilities and expenses arising out of Morgan Stanley’s engagement.

Accounting Treatment

The Merger and the Contribution will be accounted for as a reverse acquisition under the purchase method of accounting in accordance with U.S. GAAP. As a result, the Sprint WiMAX Business will be treated as the acquirer and Clearwire will be treated as the “acquired” company for financial reporting purposes, and the assets and liabilities of Clearwire will be recorded, as of the completion of the Merger and the Contribution, at their respective fair values and consolidated with the historical carryover value of the assets of the Sprint WiMAX Business. The reported financial condition and results of operations of the combined company issued after completion of the Merger will reflect New Clearwire’s balances and results after completion of the Merger but will not be restated retroactively to reflect the historical financial position or results of operations of Clearwire. Following the completion of the Merger, the earnings of New Clearwire will reflect purchase accounting adjustments, including increased amortization and depreciation expense for acquired assets and assumed liabilities.

Regulatory Matters Relating to the Transactions

General

To complete the Transactions, Clearwire and Sprint need to obtain approvals or consents from, or make filings with, a number of United States federal antitrust and other regulatory authorities. The material United States federal approvals, consents and filings are described below. The approvals are collectively referred to in this proxy statement/prospectus as the required statutory approvals.

Each party to the Transaction Agreement has agreed to use its Reasonable Best Efforts (for an explanation of the term “Reasonable Best Efforts,” please see the section titled “The Transaction Agreement — Government Approvals” beginning on page 107 of this proxy statement/prospectus) to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate and effect the Merger and the Transactions, including using its Reasonable Best Efforts to obtain all governmental approvals necessary for the consummation of the Merger and the Transactions, including FCC consent and termination of the waiting period under the HSR Act (the condition relating to the expiration of the HSR waiting period has been satisfied as of July 11, 2008). However, it is a condition to completion of the Transactions that the required statutory approvals do not impose terms or conditions that would constitute a Burdensome Condition on any of Clearwire, Sprint or the Investors, see the section titled “The Transaction Agreement — Government Approvals” beginning on page 107 of this proxy statement/prospectus.

Clearwire currently intends to submit the Transaction Agreement proposal, the New Clearwire Charter proposal and the New Clearwire Stock Plan proposal to its stockholders at the special meeting. It is possible that a governmental agency will not have approved the Transactions by the date of the special meeting, which could delay completion of the Transactions for a significant period of time after Clearwire stockholders have voted on the Transaction Agreement proposal, the New Clearwire Charter proposal and the New Clearwire Stock Plan proposal. Any delay in the completion of the Transactions could diminish the anticipated benefits of the Transactions or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the Transactions. In addition, it is possible that, among other things, a governmental agency could condition its approval of the Transactions on Clearwire and Sprint entering into an agreement to divest a portion of their combined businesses or assets or to restrict the operations of the combined businesses in accordance with specified business conduct rules. No additional stockholder approval is expected to be required for any decision by Clearwire after the special meeting to agree to any terms and conditions necessary to resolve any regulatory objections to the Transactions.

As more fully described in the section titled “The Transaction Agreement — Termination” beginning on page 111 of this proxy statement/prospectus, the Transaction Agreement may be terminated by any party if the Closing has not occurred by May 29, 2009 for any reason other than the delay or non-performance of the party seeking to terminate, except that, if the conditions to Closing relating to FCC consent or the termination of the waiting period under the HSR Act are the only unsatisfied conditions, the Termination Date will automatically be extended to the last business day of August 2009.

Antitrust Matters

The Merger is subject to review by the Antitrust Division of the United States Department of Justice under the HSR Act. Clearwire and Sprint filed the required notification and report forms with the FTC and the Antitrust Division on June 10, 2008. The waiting period required under the HSR Act expired on July 11, 2008. The parties are free to move forward with the Closing once the other closing conditions are satisfied. The Department of Justice is continuing to review certain issues relating to the disclosure of competitive information, the coordination of business decisions following the Closing and the rights of the parties to nominate directors to the New Clearwire board of directors, to ensure ongoing compliance with antitrust laws.

Federal Communications Commission

Each of Clearwire and Sprint holds certain licenses and lease grants, each of which is authorized by the FCC. FCC approval is required before the transfer of control of any entity holding such FCC licenses or leases. The FCC will review whether the transfer of control of such entities and authorizations thereof is in the public interest. The parties filed their applications with the FCC on June 6, 2008 and amended them pursuant to the FCC’s request on June 24, 2008. All comments and petitions with respect to the Transactions were required to be filed with the FCC by July 24, 2008. All replies to these petitions, including Clearwire’s reply, were filed by August 4, 2008. Final responses to these replies were filed by August 11, 2008. The formal public comment period with respect to the FCC approval process ended on August 11, 2008, and, as of the date of this proxy statement/prospectus, both Clearwire and Sprint are awaiting FCC approval.

There can be no assurance that the reviewing authorities will permit the applicable statutory waiting periods to expire or that the reviewing authorities will terminate the applicable statutory waiting periods at all or otherwise approve the Transactions without restrictions or conditions that would have a material adverse effect on New Clearwire if the Transactions were completed. These restrictions and conditions could include mandatory licenses, sales or other dispositions of assets, divestitures, or the holding separate of assets or businesses or implementation of adverse rate or operating conditions. If any such restrictions or conditions constituted a Burdensome Condition, some of the parties to the Transaction Agreement would be permitted to terminate the Transaction Agreement, subject to certain conditions.

No Appraisal Rights

Holders of Clearwire Common Stock do not have appraisal rights under Section 262 of the DGCL in connection with the Transactions.

Federal Securities Laws Consequences; Stock Transfer Restrictions

The registration statement of which this proxy statement/prospectus is a part does not cover any resales of the New Clearwire Common Stock to be received by the stockholders of Clearwire upon completion of the

Merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

All shares of New Clearwire Class A Common Stock received by Clearwire stockholders pursuant to the Merger will be freely transferable, except that shares of New Clearwire Class A Common Stock received by persons who are deemed to be “affiliates” of New Clearwire under the Securities Act of 1933, or the Securities Act, at the time of the Clearwire special meeting may be resold by them only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of New Clearwire for such purposes generally include individuals or entities that control, are controlled by or are under common control with, New Clearwire, as the case may be, and include directors and certain executive officers of New Clearwire.

Stock Exchange Listing

It is a condition to the Transactions that the shares of New Clearwire Class A Common Stock issuable pursuant to the Transactions be approved for listing on NASDAQ or the NYSE, subject only to official notice of issuance. Shares of New Clearwire Class A Common Stock are expected to be traded on NASDAQ under the symbol “CLWR” immediately following the completion of the Transactions. If the Transactions are completed, Clearwire Class A Common Stock will cease to be listed on NASDAQ and its shares will be deregistered under the Exchange Act.

Business Relationships between Sprint and Clearwire

In the ordinary course of business during the three years ended December 31, 2007 and the six months ended June 30, 2008, Sprint and Clearwire, directly or through their respective subsidiaries, have entered into the following agreements and arrangements:

Market Operations Agreement.  On October 18, 2004, subsequently amended on September 30, 2005, certain Clearwire and Sprint subsidiaries entered into a market operation, spectrum lease and sublicense agreement, or the Market Operations Agreement, pursuant to which Clearwire leases and subleases certain Broadband Radio Service, which we refer to as BRS, and Educational Broadband Service, which we refer to as EBS, licenses for use in its wireless network. Since that time, the parties have negotiated both together and separately certain amendments, and new leases with EBS license holders as well as performed in accordance with the Market Operations Agreement. This agreement included certain ancillary agreements relating to the transition of services and assets and certain operations of the channels being leased to Clearwire.

Nextel Corporate Account Term Service Agreement.  On June 8, 2005, a subsidiary of Nextel Communications, Inc. (which is a subsidiary of Sprint) and a subsidiary of Clearwire entered into a corporate account term service agreement, pursuant to which Clearwire purchases cell phone service at corporate rates.

Detroit Agreements.  On September 24, 2005, SpeedChoice of Detroit, LLC, a subsidiary of Sprint, Clearwire and Speednet, LLC, entered into a joint bidding arrangement relating to the acquisition and lease of certain spectrum in Detroit, Michigan. Under the arrangement, Sprint serves as the primary lessee of the channels and then subleases certain channels to Speednet, LLC and Clearwire. The agreements are currently the subject of litigation between Clearwire and Sprint.

Seattle Agreement.  On October 3, 2005, Sprint and Clearwire entered into a letter agreement with respect to the coordination of the operations of the F and G channel groups owned by Clearwire and the E channel group and H3 channel operated by Sprint in the Seattle, Washington market area to reduce interference between the channels prior to the transition of the BRS and EBS channels as required by the FCC.

Nextel Agreement.  On October 24, 2005, certain subsidiaries of Clearwire entered into three purchase and sale agreements with Nextel Acquisitions, Inc., a subsidiary of Nextel Communications, Inc., which is a subsidiary of Sprint. Under each of these agreements, each party sold certain licenses and assigned certain leases to the other party. Most of the transactions contemplated under these agreements have been consummated. However, the remaining agreement has been amended to extend through August 31, 2008 with respect to the few lease agreements that have not yet been assigned to Clearwire Spectrum Holdings LLC, and we expect that this agreement will be further extended.

Master Settlement Agreement.  On October 13, 2006, Clearwire, Nextel Spectrum Acquisition Corp., TDI Acquisition Corp., and American Telecasting of Seattle, Inc. entered into a master settlement agreement to settle certain litigation between the parties. This agreement was subsequently amended on March 9, 2007 and May 30, 2007.

Las Vegas Agreements.  On February 15, 2007, Clearwire and Sprint entered into a joint bidding arrangement for the submission of a response to a request for proposal with the Clark County School District for the lease of certain EBS channels in Las Vegas, Nevada. Sprint and Clearwire’s bid was selected. Sprint serves as the primary lessee in the lease agreement with the Clark County School District. Sprint and Clearwire entered into a sublease agreement on April 18, 2008, pursuant to which Sprint subleases to Clearwire certain of the channels leased to Sprint by Clark County School District.

Joint Build Letter of Intent.  Clearwire and Sprint discussed alternative transactions before arriving at the final form of the Transactions. In 2007, Clearwire and Sprint entered into a non-binding term sheet which was publicly announced with respect to a joint build of their respective WiMAX networks. Clearwire and Sprint diligently pursued negotiations of definitive documents with respect to such arrangement, but terminated that letter of intent on November 9, 2007. In addition, Clearwire and Sprint are parties to certain non-disclosure and confidentiality agreements with respect to certain confidential information disclosed throughout the negotiation process and related to each party’s respective WiMAX networks. See the section titled “The Transactions — Background of the Transactions” for a more detailed discussion.

Short Term Leases.  On July 17, 2008, certain subsidiaries of Clearwire and Sprint entered into a series of short term spectrum leases. Under these short term spectrum leases, a subsidiary of Sprint will sublease to a subsidiary of Clearwire certain spectrum in the Portland, Oregon market until the closing of the Transactions. If the Transaction Agreement is terminated without consummating the Transactions, then the short term lease will terminate on the later of such termination or December 18, 2009. In consideration for the Portland short term lease, certain subsidiaries of Clearwire will lease to a subsidiary of Sprint certain spectrum in Atlanta, Georgia; Miami, Florida; Richmond, Virginia; and Bristol, Tennessee for Sprint’s use during NASCARtm races in those cities through the term of the Portland short term lease. In addition, on July 23, 2008 a subsidiary of Clearwire and a subsidiary of Sprint entered into a short term lease to sublease Clearwire certain spectrum in the Seattle, Washington market for the purpose of testing equipment. As consideration for the lease, Sprint will be able to access and participate in the testing. The term of the Seattle sublease ends on January 1, 2009, but may be terminated by Sprint if Clearwire ceases the testing.

Site Leases.  Clearwire has from time to time leased certain tower sites and other related space from Sprint or its subsidiaries.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF
THE CONVERSION AND THE MERGER

The following summarizes the material United States federal income tax consequences of the Conversion and the Merger. This summary is based on the Code, the Treasury regulations promulgated under the Code, and interpretations of the Code and the Treasury regulations by the courts and the Internal Revenue Service, which we refer to as the IRS, all as they exist as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary is limited to stockholders of Clearwire and New Clearwire that are United States holders, as defined immediately below. A United States holder is a beneficial owner of common stock of Clearwire or New Clearwire that is, for United States federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if (1) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (2) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations.

Further, this summary does not discuss all of the tax considerations that may be relevant to a stockholder of Clearwire or New Clearwire in light of its particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the United States federal income tax laws, such as:

•	insurance companies;

•	dealers or traders in securities or currencies;

•	tax-exempt organizations;

•	financial institutions;

•	broker-dealers;

•	mutual funds;

•	S corporations;

•	entities classified as partnerships for United States federal income tax purposes and investors in such entities;

•	holders that hold their shares as part of a hedge, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	holders that are subject to the alternative minimum tax; or

•	holders who acquired their shares on the exercise of employee stock options or otherwise as compensation.

In addition, this summary is limited to stockholders that hold Clearwire Common Stock and New Clearwire Common Stock as a capital asset. Finally, this summary does not address any estate, gift or other non-income tax consequences or any state, local or non-United States tax consequences.

CLEARWIRE STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL, STATE AND LOCAL AND NON-UNITED STATES TAX CONSEQUENCES OF THE TRANSACTIONS TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

The Conversion and the Merger

Clearwire has received the opinion of Davis Wright Tremaine LLP, tax counsel to Clearwire and New Clearwire, to the effect that, on the basis of the facts and assumptions set forth in such opinion and the representations and covenants set forth in certificates obtained from officers of Clearwire and New Clearwire, each of the Conversion and the Merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code. Receipt of a tax opinion to the same effect at Closing is a condition to the completion of the Conversion and the Merger. Any change in currently applicable law, which may or may not apply retroactively, or the failure of any factual representation, covenant or assumption to be true, correct and complete in all material respects, could affect the validity of such opinion. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or on any court. If the IRS were to successfully challenge the tax-free reorganization status of the Conversion or the Merger, the tax consequences would be very different than those set forth below.

As set forth in the tax opinion of Davis Wright Tremaine LLP, a copy of which is filed as an exhibit to the registration statement on Form S-4 of which this proxy statement/prospectus is a part, the United States federal income tax consequences of the Conversion and the Merger will be as follows:

•	holders of shares of Clearwire Class B Common Stock will not recognize gain or loss on the exchange of such shares for shares of Clearwire Class A Common Stock in the Conversion;

•	a Clearwire stockholder’s aggregate tax basis in the Clearwire Class A Common Stock received in the Conversion will equal the stockholder’s aggregate tax basis in the Clearwire Class B Common Stock surrendered in exchange therefor;

•	a Clearwire stockholder’s holding period for the Clearwire Class A Common Stock received in the Conversion will include the holding period of the shares of Clearwire Class B Common Stock surrendered in exchange therefor;

•	holders of shares of Clearwire Class A Common Stock will not recognize gain or loss on the exchange of such shares for shares of New Clearwire Class A Common Stock in the Merger;

•	a Clearwire stockholder’s aggregate tax basis in the New Clearwire Class A Common Stock received in the Merger will equal the stockholder’s aggregate tax basis in the Clearwire Class A Common Stock surrendered in exchange therefor;

•	a Clearwire stockholder’s holding period for the New Clearwire Class A Common Stock received in the Merger will include the holding period of the shares of Clearwire Class A Common Stock surrendered in exchange therefor; and

•	neither Clearwire nor New Clearwire will recognize gain or loss in the Conversion or the Merger.

Certain holders of Clearwire Common Stock, which we refer to as significant holders, will have tax reporting obligations in connection with the Conversion and the Merger. For these purposes, a significant holder is a person that, immediately before the Conversion or the Merger, as applicable, (1) owns at least 5%, by vote or value, of the total outstanding Clearwire Common Stock if the shares owned by that holder are publicly traded, (2) owns at least 1%, by vote or value, of the total outstanding Clearwire Common Stock if the shares owned by that holder are not publicly traded, or (3) holds securities of Clearwire with a tax basis of $1 million or more.

Each significant holder that receives shares of Clearwire Class A Common Stock in exchange for its Clearwire Class B Common Stock in the Conversion will be required to file certain statements with such holder’s United States federal income tax return as set forth in Treasury Regulations Section 1.368-3(b), including statements describing the basis of the shares surrendered and the fair market value of the shares received in the Conversion. Each holder, whether or not a significant holder, will be required to retain permanent records necessary to determine gain or loss from a subsequent disposition of such shares in accordance with the requirements of Treasury Regulations Section 1.368-3(d).

Each significant holder that receives shares of New Clearwire Class A Common Stock in the Merger will be required to file certain statements with the holder’s United States federal income tax returns as set forth in Treasury Regulations Section 1.368-3(b), including statements describing the basis of the shares surrendered and the fair market value of the shares received in the Merger. Each holder, whether or not a significant holder, will be required to retain permanent records necessary to determine gain or loss from a subsequent disposition of such shares in accordance with the requirements of Treasury Regulations Section 1.368-3(d).

ADDITIONAL INTERESTS OF CLEARWIRE’S DIRECTORS AND OFFICERS IN THE TRANSACTIONS

In considering the recommendations of the board of directors of Clearwire to vote in favor of the approval and adoption of the Transaction Agreement, including the issuance of shares of New Clearwire Common Stock contemplated by the Transaction Agreement, and in favor of the adoption of the New Clearwire Charter, stockholders of Clearwire should be aware that members of the board of directors and certain of Clearwire’s executive officers have agreements or arrangements that provide them with interests in the Transactions that may be different from, or in addition to, the interests of Clearwire’s stockholders. During its deliberations in determining to recommend to the stockholders of Clearwire that they vote in favor of the approval and adoption of the Transaction Agreement and in favor of the adoption of the New Clearwire Charter, the Clearwire board of directors was aware of and considered these agreements and arrangements, among other matters.

Clearwire’s executive officers are entitled to specified payments and benefits (1) immediately on the Closing and (2) on terminations of their employment under certain circumstances during specified periods following the Closing.

Full Vesting and “Gross-Up” on the Closing

Pursuant to resolutions adopted by Clearwire’s Compensation Committee in 2006, on the Closing, the stock options and restricted stock units held by Messrs. Wolff, Satterlee, John Butler, Richardson, Saw, Broady Hodder and Salemme and Ms. Hope Cochran, and the restricted shares held by Messrs. Wolff, Satterlee, Butler, Richardson and Salemme, will fully vest. Pursuant to Clearwire’s change in control severance plan effective March 25, 2008, as amended, which we refer to as the Change in Control Severance Plan, on the Closing, each of these executives would also be entitled to a “gross-up” of any golden parachute excise taxes imposed under Section 4999 of the Code on the payments and benefits that the executive receives in connection with the Transactions.

Termination of Employment without Cause or for Good Reason following the Closing

Pursuant to the Change in Control Severance Plan, on a termination of an executive officer’s employment by Clearwire without cause or, subject to certain limitations, by the executive for good reason that occurs (1) within 24 months following the Closing or (2) during the period between the date on which Clearwire’s board of directors approved the Transactions (i.e., May 5, 2008) and the Closing, if the termination occurs at the request or instruction of a third party attempting to effectuate the Transactions, the executive will be entitled to the following payments and benefits:

•	a lump-sum cash severance payment in an amount equal to a multiple of the executive’s target annual compensation (generally, the sum of the executive’s annual base salary, commissions and target bonus). This multiple is 300% for Mr. Wolff, 200% for Messrs. Satterlee, Butler, Richardson, Saw, Hodder and Salemme and Ms. Cochran and 100% for Robert DeLucia;

•	continuation of the executive’s health care coverage, at no increased cost to the executive, for up to 24 months for Messrs. Wolff, Satterlee, Butler, Richardson, Saw, Hodder and Salemme and Ms. Cochran, and for up to 12 months for Mr. DeLucia;

•	full vesting of all equity awards held by the executive;

•	for Messrs. Wolff, Satterlee, Butler, Richardson, Saw, Hodder and Salemme and Ms. Cochran, extension of the post-termination period during which the executive’s equity awards remain exercisable until the earlier of (1) the end of their original term and (2) one year after termination of the executive’s employment; and

•	a “gross-up” of any golden parachute excise taxes imposed under Section 4999 of the Code on the payments and benefits that the executive receives in connection with the Transactions.

With respect to Messrs. Richardson, Satterlee and DeLucia, the Change in Control Severance Plan defines “cause” in reference to the definitions in the executives’ employment agreements. With respect to the other executive officers, “cause” generally means the executive’s:

•	indictment for, or conviction of, a felony, a crime involving fraud or a crime that would negatively affect Clearwire’s reputation if the executive remained in his or her position;

•	material violation of a key Clearwire policy;

•	continued insubordination or gross dereliction of duty after written warning;

•	willful or grossly negligent conduct that is demonstrably and significantly injurious to Clearwire and its subsidiaries; or

•	willful and material breach of Clearwire’s Employee Confidentiality and Intellectual Property Agreement.

For Messrs. Wolff, Satterlee, Butler, Richardson, Saw, Hodder and Salemme and Ms. Cochran, the existence of “cause” must be affirmed by a resolution adopted by at least two-thirds of Clearwire’s board of directors.

With respect to Messrs. Richardson and Satterlee, the Change in Control Severance Plan defines “good reason” in reference to the definitions in the executives’ employment agreements. With respect to the other executive officers, “good reason” generally means:

•	the occurrence of a significant, adverse change in the executive’s duties, responsibilities or authority as compared to those immediately before the Closing;

•	a relocation of the executive’s principal office to a location more than 30 miles from the executive’s then-current office;

•	a reduction of the executive’s base salary or bonus potential, or any other significant adverse financial consequence associated with ongoing employment following the Closing; or

•	Clearwire’s breach of its obligations to the executive (subject to Clearwire’s 20-business day cure right).

The following table sets forth estimates of the amounts to which each executive officer would be entitled (1) on the Closing and (2) on termination of the executive’s employment following the Closing under the circumstances set forth in Clearwire’s Change in Control Severance Plan as described above. These estimates assume (1) that the Closing occurred on September 30, 2008, (2) that, for the second case, the executive’s employment is terminated immediately following the Closing and (3) a closing price as of September 30, 2008 of $11.88 with respect to each share underlying the executive’s outstanding equity awards.

			Value of
	Cash	Continued	Accelerated
Executive Officer	Severance ($)	Health Care ($)	Equity(1) ($)	Gross-Up ($)

Benjamin G. Wolff
Closing	—	—	3,994,600	—
Termination following Closing	4,500,000	—	3,994,600	2,333,201
Perry S. Satterlee
Closing	—	—	772,200	—
Termination following Closing	2,000,000	22,354	772,200	—
John A. Butler
Closing	—	—	356,400	—
Termination following Closing	1,020,000	14,243	356,400	552,895
Scott Richardson
Closing	—	—	608,850	—
Termination following Closing	1,200,000	22,354	608,850	—
John Saw, PhD
Closing	—	—	321,652	—
Termination following Closing	1,050,000	22,354	321,652	497,523
Hope F. Cochran
Closing	—	—	89,100	—
Termination following Closing	623,280	22,354	89,100	261,563
Broady R. Hodder
Closing	—	—	123,404	—
Termination following Closing	825,000	22,354	123,404	374,895
R. Gerard Salemme
Closing	—	—	679,350	—
Termination following Closing	1,080,000	—	679,350	578,194
Robert M. DeLucia
Closing	—	—	—	—
Termination following Closing	343,444	11,176	89,100	—

(1)	Amounts represent the intrinsic value of the equity.

In addition, four of our directors will receive an acceleration in the vesting of their equity ownership in Clearwire upon Closing, with the following approximate values:

Value of
Director	Accelerated Equity(1)($)
Richard Emerson	4,287
Nicolas Kauser	490,004
Craig O. McCaw	2,450,002
Stuart Sloan	1,840

(1)	Amounts represent the intrinsic value of the equity.

As of September 30, 2008, Eagle River was the holder of approximately 65% of Clearwire Class B Common Stock and approximately 13% of Clearwire Class A Common Stock, and following the completion of the Transactions, Eagle River will own approximately 5% of New Clearwire Class A Common Stock. ERI and Eagle River are both controlled by Craig McCaw, who is our Chairman and is expected to be New Clearwire’s Chairman. Although Messrs. Wolff and Salemme receive a salary from us, they are also compensated by ERI, and, along with Mr. Kauser, hold membership interests in Eagle River. Clearwire believes that the compensation paid by ERI to these executives relates to such executives’ services to ERI and not to those executives’ services to Clearwire or to the advisory services ERI previously provided to Clearwire. Under the terms of the Equityholders’ Agreement, Eagle River will have certain rights, including the right to nominate one member of the board of directors of New Clearwire. In addition, under the Registration Rights Agreement, Eagle River has the right to cause New Clearwire to register its shares of New Clearwire Common Stock in certain circumstances.

David Perlmutter, a member of the Clearwire board of directors, is an Executive Vice President of Intel. Given his position at Intel and Intel’s participation in the Transactions, Mr. Perlmutter did not participate in any discussions of the Clearwire board of directors regarding the Transactions and was not present for, and abstained from, all votes and other actions of the Clearwire board of directors relating to the Transactions.

For a further description of the ownership of Clearwire capital stock and options and other equity-based awards by its directors and executive officers, see the sections titled “Security Ownership of Certain Beneficial Owners and Management of Clearwire” and “Executive Officers and Executive Compensation” beginning on pages 265 and 242, respectively, of this proxy statement/prospectus.

We also have entered into indemnification agreements that require us to indemnify each of Messrs. Richard Emerson, Stuart Sloan, Wolff, Salemme, Kauser, Perlmutter, Michael Sabia, Peter Currie and Michelangelo Volpi, to the fullest extent permitted by law for any claims made against each of these persons because he or she is, was or may be deemed to be a stockholder, director, officer, employee, controlling person, agent or fiduciary of Clearwire or any of our subsidiaries. We are obligated to pay the expenses of these persons in connection with any claims that are subject to the agreement. We have also agreed to indemnify our officers and directors pursuant to the terms of the Clearwire Charter, which provides for indemnification of our directors and executive officers who have not otherwise entered into an indemnification agreement with us as described above.

We have also entered into an indemnification agreement, dated November 13, 2003, with Flux Fixed Wireless, LLC, which we refer to as FFW, a limited liability company wholly-owned by Mr. McCaw and Eagle River, which we refer to as the FFW Indemnification Agreement. Eagle River retains some of our directors and officers, including Mr. McCaw as chairman and chief executive officer, Mr. Wolff as president, and Mr. Kauser and Mr. Salemme as principals. Pursuant to the FFW Indemnification Agreement, Clearwire agreed to indemnify, defend and hold harmless FFW and any of its directors, officers, partners, employees, agents and spouses and each of its and their affiliates, each, an Indemnitee, to the fullest extent permitted by law for any claims made against an Indemnitee by reason of the fact that the Indemnitee is, was or may be deemed a stockholder, director, officer, employee, controlling person, agent or fiduciary of Clearwire or any subsidiary of Clearwire. Clearwire is obligated to pay the expenses of any Indemnitee in connection with any claims which are subject to the agreement.

With respect to indemnifications involving New Clearwire, the New Clearwire Charter will allow New Clearwire to indemnify its officers and directors to the fullest extent permitted by the DGCL or other applicable law. It also will contain provisions that provide for the indemnification of directors of New Clearwire for third party actions and actions by or in the right of New Clearwire that mirror Section 145 of the DGCL.

New Clearwire also has and intends to maintain director and officer liability insurance, subject to the terms of the Equityholders’ Agreement. Insofar as indemnification for liabilities arising under the Securities Act may be permitted with respect to directors, officers or persons controlling us under the foregoing provisions, New Clearwire has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

THE TRANSACTION AGREEMENT

This section of this proxy statement/prospectus describes the material provisions of the Transaction Agreement. The following description is subject to, and is qualified in its entirety by reference to, the Transaction Agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. We encourage you to read the full text of the Transaction Agreement because it is the legal document that governs the Transactions. This section is not in any way intended to provide you with factual information about Clearwire or New Clearwire. Such information can be found elsewhere in this proxy statement/prospectus (including the attached annexes) and in the other public filings that Clearwire makes with the SEC, which are available without charge at www.sec.gov. See the section titled “Where You Can Find Additional Information” beginning on page 274 of this proxy statement/prospectus.

Structure of the Transactions

The Transaction Agreement and related documents provide that the following transactions will occur:

•	The Conversion: Pursuant to the terms of the Eagle River Voting Agreement and the Intel Voting Agreement, each share of outstanding Clearwire Class B Common Stock will be converted into one share of Clearwire Class A Common Stock before the Merger (but after the vote of the Clearwire stockholders at the special meeting).

•	Formation of New Clearwire Entities: Before the Closing, Clearwire will form New Clearwire as its direct, wholly-owned subsidiary. New Clearwire will then form Clearwire Communications as its direct, wholly-owned subsidiary. Clearwire Communications will in turn form Clearwire Sub as its direct, wholly-owned subsidiary.

•	Formation of New Sprint Entities: In addition, before the Closing Sprint will form or cause to be formed Sprint HoldCo, and in turn cause Sprint HoldCo to form Sprint Sub, and will cause the Sprint WiMAX Business to be held in its entirety by one or more wholly-owned subsidiaries of Sprint Sub.

•	The Merger: Following the Conversion, Clearwire will merge with and into Clearwire Sub, with Clearwire Sub surviving as a direct, wholly-owned subsidiary of Clearwire Communications.

•	Merger Consideration; Treatment of Options and Stock-Based Awards: In the Merger, each share of Clearwire Class A Common Stock will be converted into the right to receive one share of New Clearwire Class A Common Stock. In the Merger, each outstanding option under any agreement, plan or arrangement to purchase shares of Clearwire Class A Common Stock, whether or not exercisable or vested, will be converted into an option to acquire, on the same terms and conditions as were applicable to the original option, the same number of whole shares of New Clearwire Class A Common Stock (rounded down to the nearest whole share) as the holder of the option would have been entitled to receive under the Merger had the holder exercised the option in full immediately before the Closing. The exercise price for each option will be adjusted, if necessary, to equal (rounded up to the nearest whole cent):

•	the aggregate exercise price of Clearwire Class A Common Stock purchasable under the option; divided by

•	the aggregate number of whole shares of New Clearwire Class A Common Stock deemed purchasable under the option, as adjusted.

In the Merger, each outstanding warrant to purchase shares of Clearwire Class A Common Stock, whether or not exercisable or vested, will be deemed to constitute a warrant to acquire, on the same terms and conditions as were applicable to the original warrant, the same number of whole shares of New Clearwire Class A Common Stock as the holder of the warrant would have been entitled to receive under the Merger had the holder exercised the warrant in full immediately before the Closing, at a price per share equal to the price set forth in the original warrant.

•	The Contribution: Following the Merger, Sprint will cause all of the capital stock of Sprint Sub to be transferred to Clearwire Communications, free and clear of any encumbrance, in exchange for the issuance of 370 million Clearwire Communications Class B Common Interests to Sprint HoldCo.

•	The Class B Purchase: Following the Merger, Sprint will also cause Sprint HoldCo to purchase, for $37,000 in cash, 370 million shares of New Clearwire Class B Common Stock. Immediately following the Class B Purchase, New Clearwire will contribute the $37,000 it received from Sprint HoldCo to Clearwire Communications in exchange for 370 million Clearwire Communications Voting Interests.

•	Investor (Other than Google) Contributions to Clearwire Communications: Following the Contribution and the Class B Purchase:

•	Comcast will contribute $1.05 billion to Clearwire Communications in exchange for 52.5 million Clearwire Communications Class B Common Interests and 52.5 million Clearwire Communications Voting Interests;

•	Time Warner Cable will contribute $550 million to Clearwire Communications in exchange for 27.5 million Clearwire Communications Class B Common Interests and 27.5 million Clearwire Communications Voting Interests;

•	Bright House Networks will contribute $100 million to Clearwire Communications in exchange for 5 million Clearwire Communications Class B Common Interests and 5 million Clearwire Communications Voting Interests; and

•	Intel will contribute $1.0 billion to Clearwire Communications in exchange for 50 million Clearwire Communications Class B Common Interests and 50 million Clearwire Communications Voting Interests.

•	Immediately following the issuance of interests in Clearwire Communications, described above, each of Comcast, Time Warner Cable, Bright House Networks and Intel will transfer all of its Clearwire Communications Voting Interests to New Clearwire in exchange for New Clearwire’s issuance to such Investor of an equal number of shares of New Clearwire Class B Common Stock.

•	Google Contribution to New Clearwire: Following the Contribution and the Class B Purchase, and simultaneously with the investments by the other Investors described above, Google will purchase from New Clearwire, and New Clearwire will issue to Google, 25 million shares of New Clearwire Class A Common Stock for an aggregate amount of $500 million. New Clearwire will then contribute the $500 million it received from Google to Clearwire Communications in exchange for 25 million Clearwire Communications Class A Common Interests and 25 million Clearwire Communications Voting Interests.

Post-Closing Adjustment

The number of shares of New Clearwire Class A Common Stock and Clearwire Communications Class B Common Interests, as applicable, that the Investors receive pursuant to the Transaction Agreement will initially be based on a purchase price of $20.00 per share or interest, as applicable, but is subject to a post-closing adjustment based on the trading prices of New Clearwire Class A Common Stock on NASDAQ over 15 randomly-selected trading days during the 30-trading day period ending on the 90th day after the Closing date. The final price per share or interest, as applicable, will be based on the volume weighted average price on those randomly selected days, and is subject to a cap of $23.00 per share or interest, as applicable, and a floor of $17.00 per share or interest, as applicable. The aggregate number of shares or interests, as applicable, that each Investor ultimately receives for its investment in New Clearwire and Clearwire Communications, as applicable, will be equal to its investment amount divided by such volume weighted average price per share of New Clearwire Class A Common Stock. The number of shares of New Clearwire Class B Common Stock ultimately received by each Investor other than Google will be equal to the number of the Investor’s Clearwire Communications Class B Common Interests, as so adjusted. The number of Clearwire Communications Class B

Common Interests and shares of New Clearwire Class B Common Stock received by Sprint HoldCo in connection with the Contribution and the Class B Purchase, respectively, will not be adjusted.

Surrender and Payment; Lost Certificates

Clearwire has designated its transfer agent, American Stock Transfer, as the exchange agent for purposes of exchanging the merger consideration, as described above. Promptly after the Closing, New Clearwire will cause American Stock Transfer to send you a letter of transmittal and instructions advising you how to surrender your shares of Clearwire Common Stock in exchange for shares of New Clearwire Common Stock. American Stock Transfer will send you the shares of New Clearwire Common Stock that you are entitled to as a result of the Merger after:

•	you have surrendered to it any certificates you have representing your shares of Clearwire Common Stock, together with a properly completed letter of transmittal; or

•	if your shares are not in certificated form, it has received an “agent’s message” confirming the book-entry transfer of your shares.

You should not forward your stock certificates to American Stock Transfer without a letter of transmittal, and you should not return your stock certificates with the enclosed proxy.

If any portion of the merger consideration that is made available to American Stock Transfer is not claimed within twelve months after the Closing, it will be returned to New Clearwire on demand.

The transmittal letter instructions will tell you what to do if you have lost your stock certificate, or if it has been stolen or destroyed. You will have to provide an affidavit to that effect and, if required by New Clearwire, post a bond in an amount that New Clearwire reasonably deems necessary as an indemnity against any claim that may be made against it with respect to such certificate.

Sprint Pre-Closing Financing

Sprint has agreed to finance the operations of the Sprint WiMAX Business between April 1, 2008 and the Closing, subject to certain limitations. Before the Contribution, Sprint Sub will assume the obligation to repay Sprint and its subsidiaries for the full amount that Sprint finances for Sprint Sub during this period, which we refer to as the Sprint Financing Amount, except that Sprint Sub will not assume (1) any portion of the Sprint Financing Amount that was not incurred to fund the Sprint WiMAX Business, (2) the principal amount of the Sprint Financing Amount in excess of Sprint’s budget for the Sprint WiMAX Business, which has been shared with the Investors and which is subject to change based on the Closing date or with the consent of Clearwire and the Investors, and (3) any portion of the Sprint Financing Amount to the extent not incurred in substantial compliance in the aggregate with Sprint’s budget for the Sprint WiMAX Business for this period (provided that, for purposes of clause (3), spending a lesser amount on the Sprint WiMAX Business will not constitute substantial non-compliance). Assuming the Closing occurs on December 31, 2008, the operating budget for the Sprint WiMAX Business for this period will not exceed $426 million. If the Sprint Financing Amount is less than or equal to $213 million, Sprint Sub will be required to pay the Sprint Financing Amount in cash to Sprint on the first business day after the Closing. If the Sprint Financing Amount is greater than $213 million, but less than or equal to $426 million, Sprint Sub will be required to pay $213 million in cash to Sprint on the first business day after the Closing, and the remainder of the Sprint Financing Amount will be repaid in the form of a secured promissory note issued by Sprint Sub to Sprint (or its subsidiaries). Finally, if the Sprint Financing Amount is greater than $426 million, with the approval of Clearwire and the Investors, Sprint Sub will be required to repay 50% of the Sprint Financing Amount in cash to Sprint on the first business day after the Closing, and 50% of the Sprint Financing Amount will be repaid in the form of a secured promissory note issued by Sprint Sub to Sprint (or its subsidiaries). New Clearwire will have the ability to access the books and records of Sprint after the Closing to verify the Sprint Financing Amount.

Representations and Warranties

The Transaction Agreement contains representations and warranties made by each of Clearwire, Sprint and the Investors to the other parties as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Transaction Agreement and may be subject to important qualifications and limitations agreed to by Clearwire, Sprint and the Investors in connection with negotiating its terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or may have been used for the purpose of allocating risk between Clearwire, Sprint and the Investors rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Transaction Agreement as statements of factual information.

The representations and warranties made by Clearwire and Sprint relate to, among other things:

•	corporate organization and existence, qualification to conduct business and corporate standing and power;

•	corporate authority to enter into, and carry out the obligations under, the Transaction Agreement and enforceability of the Transaction Agreement;

•	absence of a breach of such party’s certificate of incorporation, bylaws, law or certain spectrum licenses and other material agreements as a result of the Transactions;

•	legal proceedings;

•	validity of pending or present FCC spectrum licenses and their compliance with FCC rules;

•	validity of leases of spectrum rights and their material compliance with applicable laws;

•	good and marketable title to, and good operating condition of, network assets used in connection with the leases of spectrum rights and their material compliance with applicable environmental laws;

•	tax matters;

•	the existence of certain types of agreements of such party, and the validity and enforceability thereof;

•	compliance with laws;

•	required approvals and consents as a result of the Transactions;

•	certain non-FCC licenses;

•	absence of certain changes or events;

•	employee benefit plans;

•	labor and employment matters;

•	the payment of fees to finders or brokers in connection with the Transactions;

•	information supplied for use in this proxy statement/prospectus; and

•	certain ancillary agreements related to the Transactions.

Clearwire also made representations and warranties relating to, among other things:

•	receipt by the board of directors of a fairness opinion from our financial advisor;

•	required stockholder votes;

•	our capital structure;

•	filings with the SEC;

•	our financial statements and the absence of undisclosed liabilities;

•	our internal control over financial reporting and disclosure controls and procedures; and

•	applicability of anti-takeover statutes.

Sprint also made representations and warranties relating to, among other things:

•	absence of liabilities of Sprint Sub and its subsidiaries; and

•	ownership of Clearwire capital stock.

The representations and warranties made by each Investor relate to, among other things:

•	corporate organization and existence, qualification to conduct business and corporate standing and power;

•	corporate authority to enter into, and carry out the obligations under, the Transaction Agreement and enforceability of the Transaction Agreement;

•	absence of a breach of such party’s certificate of incorporation, bylaws, law or certain spectrum licenses and other material agreements as a result of the Transactions;

•	such party’s intent with respect to its investment under the Transaction Agreement, its knowledge and access to information with respect to Clearwire and the Sprint WiMAX Business and other securities law matters;

•	availability of sufficient funding to consummate the Transactions;

•	required approvals and consents as a result of the Transactions;

•	the payment of fees to finders or brokers in connection with the Transactions;

•	information supplied for use in this proxy statement/prospectus;

•	ownership of Clearwire capital stock; and

•	certain ancillary agreements related to the Transactions.

Many of Clearwire’s representations and warranties are qualified by a material adverse effect standard. For purposes of the Transaction Agreement, the term “Clearwire Material Adverse Effect” is defined to mean any state of facts, change, event, effect or occurrence that, when taken together with all other states of facts, changes, events, effects or occurrences, is or would be reasonably likely to be materially adverse to:

•	the ability of Clearwire and New Clearwire to consummate any of the Transactions; or

•	the condition (financial or otherwise), business, assets or liabilities of Clearwire and its subsidiaries taken as a whole, other than those which arise out of or result from any of the following, either alone or in combination:

•	any change in the market price of Clearwire capital stock after the date of the Transaction Agreement (but not excluding any underlying circumstance, change, event, fact, development or effect that may have caused that change in market price);

•	changes, circumstances or conditions generally affecting any industry in which Clearwire or any of its subsidiaries participate and not having a materially disproportionate effect on Clearwire and its subsidiaries as compared to other companies in its industry;

•	changes generally affecting United States or global economic conditions or financial, banking or securities markets;

•	the suspension of trading in or the delisting of Clearwire’s securities on NASDAQ or any other national securities exchange or other trading market (but not excluding any underlying circumstance, change, event, fact, development or effect that may have caused the suspension or delisting);

•	changes resulting from a change in any applicable law, rule, regulation or U.S. GAAP or official interpretation thereof or other accounting requirement or principle and not having a materially disproportionate effect on Clearwire and its subsidiaries as compared to other companies in its industry;

•	changes resulting from any act of God;

•	changes resulting from any act of war or terrorism (or any escalation thereof) or any national or international political or social event or condition and not uniquely targeting or having a unique or materially disproportionate effect on Clearwire and its subsidiaries; or

•	changes, facts, circumstances or conditions attributable solely to the announcement or existence of the Transaction Agreement or any of the Transactions.

Many of Sprint’s representations and warranties are qualified by a material adverse effect standard. For purposes of the Transaction Agreement, the term “Sprint Material Adverse Effect” is defined to mean any state of facts, change, event, effect or occurrence that, when taken together with all other states of facts, changes, events, effects or occurrences, is or would be reasonably likely to be materially adverse to:

•	the ability of Sprint, Sprint HoldCo, Sprint Sub and the wholly-owned subsidiaries of Sprint Sub that do or will hold the Sprint WiMAX Business to consummate any of the Transactions; or

•	the condition (financial or otherwise), business, assets or liabilities of the Sprint WiMAX Business taken as a whole, other than those which arise out of or result from any of the following, either alone or in combination:

•	any change in the market price of Sprint capital stock after the date of the Transaction Agreement (but not excluding any underlying circumstance, change, event, fact, development or effect that may have caused that change in market price);

•	changes, circumstances or conditions generally affecting any industry in which Sprint or any of its subsidiaries participate and not having a materially disproportionate effect on Sprint and its subsidiaries;

•	changes generally affecting United States or global economic conditions or financial, banking or securities markets;

•	changes resulting from a change in any applicable law, rule, regulation or U.S. GAAP or official interpretation thereof or other accounting requirement or principle and not having a materially disproportionate effect on Sprint and its subsidiaries as compares to other companies in its industry;

•	changes resulting from any act of God;

•	changes result from any act of war or terrorism (or escalation thereof) or any national or international political or social event or condition, and not uniquely targeting or having a unique or materially disproportionate effect on Sprint and its subsidiaries; or

•	changes, facts, circumstances or conditions attributable solely to the announcement or existence of the Transaction Agreement or any of the Transactions.

Many of the Investors’ representations and warranties are qualified by a material adverse effect standard. For purposes of the Transaction Agreement, the term “Investor Material Adverse Effect” is defined to mean with respect to any Investor, any state of facts, change, event, effect or occurrence that, when taken together with all other states of facts, changes, events, effects or occurrences, is or would be reasonably likely to be materially adverse to the ability of such Investor to consummate the Transactions.

The representations and warranties of the parties generally do not survive the completion of the Transactions, except that certain of Sprint’s representations and warranties relating to the Sprint WiMAX Business survive for three years from Closing and certain tax representations and warranties made by Sprint will survive until the statute of limitations for the applicable claim has expired.

Conditions to Closing

Conditions to the Obligations of Each Party

Each party’s obligation to complete the Transactions is subject to the satisfaction or waiver of the following conditions, among others:

•	the approval and adoption of the Transaction Agreement and the Transactions contemplated thereby by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Clearwire Common Stock entitled to vote at the special meeting, voting together as a single class (the satisfaction of this condition may not be waived);

•	the adoption of the New Clearwire Charter by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Clearwire Common Stock entitled to vote at the special meeting, voting together as a single class (the satisfaction of this condition may not be waived);

•	the effectiveness of the registration statement, of which this proxy statement/prospectus forms a part, for the registration of the New Clearwire Class A Common Stock to be issued pursuant to the Merger, and the absence of any stop order suspending the effectiveness of the registration statement and any proceeding, or threat of a proceeding, for that purpose by the SEC (the satisfaction of this condition may not be waived);

•	the expiration or termination of the applicable waiting periods under the HSR Act and any applicable foreign antitrust laws, in each case without the imposition of a Burdensome Condition on any party to the Transaction Agreement, which condition has been satisfied as of July 11, 2008;

•	the receipt of the consent to certain of the Transactions of the FCC and any applicable foreign governmental authority governing telecommunications services, in each case without imposition of a Burdensome Condition;

•	the approval for listing by NASDAQ or the NYSE of the New Clearwire Class A Common Stock to be issued pursuant to the Transactions and on conversion of any shares of New Clearwire Class B Common Stock, subject only to official notice of issuance (the satisfaction of this condition may not be waived);

•	Clearwire’s receipt of an opinion of Tax Counsel, defined as Davis Wright Tremaine LLP, Kirkland & Ellis LLP or other legal counsel nationally recognized in federal income tax matters and reasonably acceptable to Sprint and the Investors, to the effect that each of the Conversion and the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code;

•	Clearwire Communications’s receipt of an opinion of Tax Counsel to the effect that Clearwire Communications should be treated as a partnership following the Closing for United States federal income tax purposes;

•	the receipt of the required consent of lenders under Clearwire’s credit agreement to the execution of the Transaction Agreement and the consummation of the Transactions, or the refinancing of that credit agreement; and

•	the absence of any law or any injunction, writ, restraining order or other order by any governmental authority prohibiting or preventing completion of the Transactions (the satisfaction of this condition may not be waived).

Conditions to the Obligation of Sprint

Sprint’s obligation to complete the Transactions is also subject to the satisfaction or waiver of the following conditions, among others:

•	the representations and warranties made by Clearwire and each of the Investors must be true and correct as of the date of the Transaction Agreement and as of the date of the Closing as though made on and as of that date (except that representations and warranties made as of a particular date need only be true and correct as of that date) without giving effect to any exception in such representation relating to materiality or material adverse effect, except where the failure of any of the representations or warranties (other than those pertaining to Clearwire’s capitalization and the absence of certain events at Clearwire) to be so true and correct would not have a Clearwire Material Adverse Effect or an Investor Material Adverse Effect, respectively;

•	each of Clearwire and the Investors must have performed in all material respects all of their respective obligations under the Transaction Agreement;

•	as of the Closing, the number of MHz-POPs that are covered by Clearwire’s licenses and spectrum rights and subject to Clearwire’s In-Leases (as defined in the Transaction Agreement), less the number of MHz-POPs covered by the spectrum rights that are subject to Clearwire’s Out-Leases (as defined in the Transaction Agreement), must exceed a specified minimum amount;

•	contributions by the Investors at Closing of an aggregate amount of at least $3.1 billion; and

•	the absence of any action taken, or any applicable law or interpretation thereof proposed, enacted or enforced by any governmental authority after the date of the Transaction Agreement as a result of or arising out of the Transactions that would reasonably be expected to result in the imposition of any Burdensome Condition on New Clearwire or any of its subsidiaries, provided that Sprint will only be entitled to assert a breach of this condition if Clearwire is invoking its corresponding closing condition, and the events giving rise to such Burdensome Condition must arise out of or relate to one or more Investors being a party to the Transaction Agreement or the Transactions (the satisfaction of this condition may not be waived if such action, law or interpretation make the Transactions not legally permissible).

Conditions to the Obligation of Clearwire

Clearwire’s obligation to complete the Transactions is also subject to the satisfaction or waiver of the following conditions, among others:

•	the representations and warranties made by Sprint and each of the Investors must be true and correct as of the date of the Transaction Agreement and as of the date of the Closing as though made on and as of that date (except that representations and warranties made as of a particular date need only be true and correct as of that date) without giving effect to any exception in such representation relating to materiality or material adverse effect, except where the failure of any of the representations or warranties (other than those pertaining to the ownership and sufficiency of the Sprint WiMAX Business as of the Closing and the solvency of Sprint) to be so true and correct would not have a Sprint Material Adverse Effect or an Investor Material Adverse Effect, respectively;

•	each of Sprint and the Investors must have performed in all material respects all of their respective obligations under the Transaction Agreement;

•	as of the Closing, the number of MHz-POPs that are covered by Sprint’s licenses and spectrum rights and subject to Sprint’s In-Leases (as defined in the Transaction Agreement), less the number of MHz-POPs covered by the spectrum rights that are subject to Sprint’s Out-Leases (as defined in the Transaction Agreement), must exceed a specified minimum amount;

•	contributions by the Investors at Closing of an aggregate amount of at least $3.1 billion; and

•	the absence of any action taken, or any applicable law or interpretation thereof proposed, enacted or enforced by any governmental authority after the date of the Transaction Agreement as a result of or arising out of the Transactions that would reasonably be expected to result in the imposition of any Burdensome Condition on New Clearwire or any of its subsidiaries, provided that Clearwire will only be entitled to assert a breach of this condition if Sprint is invoking its corresponding closing condition, and the events giving rise to such Burdensome Condition must arise out of or relate to one or more Investors being a party to the Transaction Agreement or the Transactions (the satisfaction of this condition may not be waived if such action, law or interpretation make the Transactions not legally permissible).

Conditions to the Obligations of the Investors

Each Investor’s obligation to complete the Transactions is also subject to the satisfaction or waiver of the following conditions:

•	the representations and warranties made by Sprint and Clearwire must be true and correct as of the date the Transaction Agreement and as of the date of the Closing as though made on and as of that date (except that representations and warranties made as of a particular date need only be true and correct as of that date) without giving effect to any exception in such representation relating to materiality or material adverse effect, except where the failure of any of the representations or warranties (other than those pertaining to the ownership and sufficiency of the Sprint WiMAX Business as of the Closing, the solvency of Sprint, Clearwire’s capitalization and the solvency of Clearwire) to be so true and correct would not have a Sprint Material Adverse Effect or a Clearwire Material Adverse Effect, respectively;

•	each of Sprint and Clearwire must have performed in all material respects all of their respective obligations under the Transaction Agreement;

•	as of the Closing:

•	the aggregate of Clearwire’s and Sprint’s MHz-POPs must exceed a specified minimum amount; and

•	with respect to the top 100 Basic Trading Areas, which we refer to as BTAs, (by population) referenced in the Transaction Agreement, Clearwire and Sprint combined must hold certain specified minimum amounts of spectrum bandwidth in the 2.5 GHz spectrum band in each BTA and hold above a specified average spectrum bandwidth across all of the BTAs, in each case, with the exception of certain specified BTAs;

•	with respect to each Investor, the contemporaneous contribution by each other Investor (other than Bright House Networks) of its investment;

•	the absence of any action taken, or any applicable law or interpretation thereof proposed, enacted or enforced by any governmental authority after the date of the Transaction Agreement as a result of or arising out of the Transactions that would reasonably be expected to result in the imposition of any Burdensome Condition on any Investor or materially reduce or materially interfere with the benefits to be recognized by that Investor in the Transactions and the transactions contemplated by any of the commercial agreements to be entered into in connection therewith, certain other specified related agreements, the Equityholders’ Agreement or the Registration Rights Agreement, which we refer to collectively as the Ancillary Agreements (the satisfaction of this condition may not be waived if such action, law or interpretation make the Transactions not legally permissible);

•	the absence of any action taken, or any applicable law or interpretation thereof proposed, enacted or enforced by the FCC after the date of the Transaction Agreement that would reasonably be expected to:

•	result in the imposition of any Burdensome Condition on any Investor, New Clearwire or any of their respective subsidiaries where such Burdensome Condition relates, in whole or part, to a segment of the wireless business of a type within the scope of the Transaction Agreement or any Ancillary Agreement; or

•	materially reduce or materially interfere with the benefits to be recognized by that Investor in the Transactions and the transactions contemplated by the Ancillary Agreements;

provided that this condition shall be deemed satisfied if such action, law or interpretation results from any act of such Investor that is unrelated to such Investor being a party to the Transaction Agreement (the satisfaction of this condition may not be waived if such action, law or interpretation make the Transactions not legally permissible); and

•	the notice of termination of the master supply agreement among Clearwire, Clearwire LLC, Bell and BCE Nexxia Corporation shall not have been withdrawn by Clearwire.

In the event that any party determines to waive a material condition to the Transactions and such change in the terms of the Transactions renders the disclosure that Clearwire previously provided to its stockholders materially misleading, Clearwire intends to re-solicit stockholder approval.

Operations of Clearwire and Sprint Pre-Closing

In the Transaction Agreement, each of Clearwire and Sprint has undertaken separate covenants that place restrictions on it and its subsidiaries until the earlier of the Closing and the termination of the Transaction Agreement. In general, Clearwire and its subsidiaries and Sprint and its subsidiaries, with respect to the Sprint WiMAX Business, are required to conduct their respective businesses in the ordinary course and to use their Reasonable Best Efforts to preserve intact their respective business organizations and relationships with third parties. Clearwire and Sprint have also agreed to certain specific obligations which (subject to exceptions described in the Transaction Agreement) are substantially, but not entirely, comparable. Among the most significant obligations that Clearwire and Sprint (with respect to the Sprint WiMAX Business) and their respective subsidiaries have agreed to are the following:

•	maintain each license or lease of spectrum in full force and effect under all applicable laws in the ordinary course of business consistent with past practice and use Reasonable Best Efforts to preserve the scope of each lease of spectrum and the scope of the underlying licenses;

•	subject to certain exceptions, not take any action or fail to take any action, which action or failure to act would reasonably be expected to cause the impairment of any material spectrum license (including those leased);

•	not create, assume or incur any indebtedness for borrowed money or guarantee the indebtedness of any other person, other than as permitted by the Transaction Agreement;

•	not merge or consolidate with any other entity, other than as permitted by the Transaction Agreement;

•	subject to certain exceptions, including with respect to certain spectrum acquisitions and swaps in the ordinary course of business, not sell or acquire any business or assets (other than those of Clearwire International LLC) where the consideration is in excess of $25 million in the aggregate for all such sales or acquisitions;

•	not issue, deliver, grant or sell any of its capital stock or any securities convertible into any shares of capital stock, or any rights, warrants or options to acquire any shares of its capital stock or convertible securities or any stock appreciation rights, phantom stock plans or stock equivalents, subject to certain exceptions including, in the case of Clearwire, the issuance of Clearwire Class A Common Stock, or warrants exercisable for shares of Clearwire Class A Common Stock, or non-voting preferred stock or debt convertible into Clearwire Class A Common Stock, in third-party financings (1) up to a maximum of $500 million at a purchase, exercise or conversion price of no less than $20.00 per share, and/or (2) at a purchase, exercise or conversion price of no less than $20.00 per share to repay its obligations under its credit agreement;

•	in the case of Clearwire, not alter, amend or create any obligations with respect to employment terms or agreements, compensation, bonus, severance, benefits, change of control payments, equity awards, tax gross-ups or any other payments, to its directors, executives, officers, employees or consultants, other than ordinary course annual compensation increases, ordinary course merit-based compensation increases or ordinary course hiring, terminations and promotions;

•	not sell, lease or transfer any spectrum license or lease, other than certain spectrum swaps in the ordinary course of business;

•	in the case of Clearwire, not offer to market the products and services of any mobile voice carrier other than Sprint and its affiliates;

•	not enter or permit its subsidiaries to enter into any wholesale/resale, MVNO, co-branding or service bundling agreement with any third party (in the case of Clearwire, solely with respect to certain domestic Clearwire subsidiaries); and

•	in the case of Clearwire, not enter into a new line of business.

Government Approvals

Each party to the Transaction Agreement has agreed to use its Reasonable Best Efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate and make effective the Merger and the Transactions, including using its Reasonable Best Efforts to obtain all governmental approvals necessary for the consummation of the Merger and the Transactions, including FCC consent and termination of the waiting period under the HSR Act (the condition relating to the expiration of the HSR waiting period has been satisfied as of July 11, 2008). However, nothing in the Transaction Agreement will require a party to:

•	accept the imposition of a Burdensome Condition; or

•	litigate or participate in the litigation of any proceeding, whether judicial or administrative, brought by any governmental authority, the FCC or other person or appeal any order (A) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the consummation of the Transactions or that questions the validity or legality of the Transactions or seeks damages in connection therewith or (B) seeking to impose any Burdensome Condition on or with respect to such party or over which such Party has an approval right pursuant to the Transaction Agreement, except to the extent such party determines in its reasonable good faith judgment that there is a reasonable prospect of success in relation to such litigation and that the participation by such party in such litigation would not pose a material risk of the imposition of a Burdensome Condition on or with respect to such party or over which such Party has an approval right pursuant to the Transaction Agreement.

For purposes of the Transaction Agreement, “Reasonable Best Efforts” means efforts that a prudent person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously and as reasonably as possible, except that such person will not be required to take actions that would result in a material adverse change in the benefits to that person of the Transaction Agreement or dispose of a material asset (unless otherwise provided in the Transaction Agreement).

For purposes of the Transaction Agreement, each of the following is a “Burdensome Condition”:

•	any obligation of Clearwire or Sprint to license, dispose of or hold separate a material portion of its or its affiliates’ assets, or to commit or agree to such action;

•	any obligation of any party or any of its affiliates to (provided that neither Clearwire nor Sprint may invoke any of the following as a Burdensome Condition unless both Clearwire and Sprint do so and the condition arises out of or relates to one or more Investors being a party to the Transaction Agreement or the Transactions):

•	license, dispose or hold separate any portion of that party’s or any of its affiliates’ assets;

•	accept any condition, limitation, obligation, commitment, or requirement or take any other action imposed or proposed by a governmental authority that:

•	restricts or limits that party’s or any of its affiliates’ freedom of action, or requires any party or its affiliates to take any action, with respect to its assets or businesses, either presently or in the future;

•	alters the rights or obligations of New Clearwire or that party under the Transaction Agreement or any of the Ancillary Agreements;

•	limits that party’s or any of its affiliates’ ability to exercise full rights of ownership of the Clearwire Communications Class B Common Interests, New Clearwire Class A Common Stock or New Clearwire Class B Common Stock;

•	limits that party’s or any of its affiliates’ ability to exercise fully its rights under, or would require any amendment to, any Ancillary Agreement; or

•	reduces or negatively interferes with the benefits to be recognized that party’s or any of its affiliates in the Transactions or any of the transactions contemplated by the Ancillary Agreements;

•	pay any significant amounts in connection with seeking the consents, waivers or actions required by these Transactions (excluding any mandatory filing fees and other customary costs and expenses); or

•	commit or agree to any of the foregoing;

•	any obligation of Sprint or any of its affiliates to:

•	accept any material condition, limitation, obligation, commitment or requirement or action imposed or proposed by a governmental authority that:

•	materially restricts or materially limits Sprint’s or any of its affiliates’ freedom of action, or requires Sprint or any of its affiliates to take any material action, with respect to any of Sprint’s or any of its affiliates’ material assets or any material portion of Sprint’s or any of its affiliates’ businesses, in either case, present or future which condition, restriction or limitation has a materially negative impact on Sprint and its affiliates;

•	materially and negatively alters the material rights or obligations of Sprint or any of its affiliates under any of the provisions or arrangements contemplated by the Transaction Agreement or any of the Ancillary Agreements to which Sprint or any of its affiliates is a party;

•	materially limits Sprint’s or any of its affiliates’ ability to exercise full rights of ownership of any shares of New Clearwire Class B Common Stock or any Clearwire Communications Class B Common Units or any shares of New Clearwire Class A Common Stock;

•	materially limits Sprint’s or any of its affiliates’ ability to exercise fully its rights (including its governance rights) under, or would require any material amendment or modification to, any Ancillary Agreement to which Sprint or its affiliates is a party which amendment or modification materially and negatively impacts Sprint, its affiliates or the benefits Sprint or its affiliates would have received if such amendment or modification had not been required; or

•	materially reduces or materially and negatively interferes with the benefits to be recognized by Sprint and its affiliates in the Transactions and the transactions contemplated by the Ancillary Agreements to which Sprint or its affiliates are a party;

•	pay any material amounts in connection with seeking the consents, waivers or actions required by these Transactions (excluding any mandatory filing fees and other customary costs and expenses); or

•	commit or agree to any of the foregoing; and

•	anything that will require any party to, or without the consent of such party, permits Clearwire, Sprint, New Clearwire or their respective affiliates to accept the imposition of any condition, limitation, obligation, commitment or requirement on New Clearwire or any of its subsidiaries that materially reduces or interferes, or would be reasonably likely to materially reduce or interfere, with the benefits to be recognized by such party pursuant to the Transactions and the transactions contemplated by the Ancillary Agreements.

Clearwire Non-Solicitation

Under the Transaction Agreement, Clearwire has agreed to, and has agreed to cause its subsidiaries and its and their respective officers, directors, employees and other representatives to, terminate any and all existing activities, discussions and negotiations, if any, with any person, entity or group conducted prior to May 7, 2008, related to any Acquisition Proposal.

The Transaction Agreement provides that, in general, Clearwire and its subsidiaries will not authorize or permit any of its or their officers, directors or other representatives to, directly or indirectly:

•	solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal;

•	participate in any discussions or negotiations with, or otherwise cooperate in any way with or participate in any effort by, any person or group that is seeking to make or has made an Acquisition Proposal;

•	make an Adverse Recommendation Change;

•	grant any waiver or release under any standstill or similar agreement with respect to any equity securities of Clearwire or any of its subsidiaries;

•	enter into any agreement relating to an Acquisition Proposal (other than a confidentiality agreement entered into in accordance with the terms of the Transaction Agreement); or

•	propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

Notwithstanding the foregoing restrictions, Clearwire’s board of directors, either directly or through advisors, agents or other intermediaries, may, before the approval of the Transaction Agreement by Clearwire’s stockholders:

•	engage in negotiations or discussions with any person that has made an unsolicited bona fide written Acquisition Proposal that the board of directors determines in good faith, after consultation with its outside legal and financial advisors, is or is reasonably likely to lead to a Superior Proposal; and

•	furnish non-public information to the person that has made such an Acquisition Proposal pursuant to a confidentiality agreement with terms no less favorable to Clearwire than those contained in the confidentiality agreement entered into with Sprint, if, in each case, the board of directors determines in good faith by a majority vote, after considering advice from its outside legal counsel, that failing to take such action would be inconsistent with its fiduciary duties under applicable law. In addition, the board of directors may only take the foregoing actions if Clearwire has first delivered a written notice to the other parties that it intends to take any such action.

After the date of the Transaction Agreement, Clearwire is obligated to promptly (within 48 hours) notify the other parties of its receipt of any Acquisition Proposal, of any direct notification (regardless of form) that a person is considering making an Acquisition Proposal or of any request for information by any person that has made, or may be considering making, an Acquisition Proposal.

An “Acquisition Proposal” means, in respect of Clearwire, any offer, proposal or inquiry relating to (1) any acquisition or purchase of 20% or more of the consolidated assets of Clearwire and its subsidiaries or over 20% of any class of equity or voting securities of Clearwire or any of its subsidiaries whose assets, individually or in the aggregate, represent more than 20% of the consolidated assets of Clearwire, (2) any tender or exchange offer that, if completed, would result in a person beneficially owning 20% or more of any class of equity or voting securities of Clearwire or any of its subsidiaries whose assets, individually or in the aggregate, represent more than 20% of the consolidated assets of Clearwire or (3) any merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Clearwire or any of its subsidiaries whose assets, individually or in the aggregate, represent more than 20% of the consolidated assets of Clearwire.

A “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal for at least a majority of the outstanding shares of Clearwire capital stock on terms that Clearwire’s board of directors determines in good faith by a majority vote, after consultation with its legal and financial advisors and taking into account those matters deemed relevant in good faith by the board of directors, including among other things, all the terms and conditions of the Acquisition Proposal, including any termination fees, expense reimbursement provisions, conditions to completion and long-term strategic considerations, are more favorable from a financial point of view to the stockholders of Clearwire than the Transactions and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Clearwire board of directors.

Clearwire’s Ability to Change Recommendation

Notwithstanding the non-solicitation restrictions imposed on Clearwire by the Transaction Agreement, Clearwire and its board of directors may effect an Adverse Recommendation Change if:

•	Clearwire has not received the approval of the Transaction Agreement by its stockholders;

•	Clearwire has received an unsolicited bona fide written Acquisition Proposal;

•	Clearwire’s board of directors determines in good faith, after consulting its financial and legal advisors, that the Acquisition Proposal constitutes a Superior Proposal; and

•	Clearwire’s board of directors determines in good faith, after consulting its legal counsel, that failing to take such action would be inconsistent with its fiduciary duties under applicable law.

However, Clearwire’s board of directors may not make an Adverse Recommendation Change unless:

•	Clearwire gives at least five business days’ prior written notice to each of the other parties of its intention to make an Adverse Recommendation Change, which notice must include the current version of any proposed agreement or a detailed summary of all material terms of any proposal and the identity of the offeror; and

•	the other parties do not propose, within five business days’ after their receipt of Clearwire’s notice, adjustment to the terms of the Transaction Agreement that would enable Clearwire’s board of directors to proceed with its recommendation of the Transaction Agreement to its stockholders without an Adverse Recommendation Change.

Under the Transaction Agreement, any material amendment to the Acquisition Proposal is deemed to be a new Acquisition Proposal, which requires notice and restarts the five business day period described above.

Sprint Non-Solicitation

Under the Transaction Agreement, Sprint has agreed to, and has agreed to cause its subsidiaries and its and their respective officers, directors, employees and other representatives to, terminate any and all existing activities, discussions or negotiations, if any, with any person, entity or group conducted before May 7, 2008, related to any potential sale or other disposition of all, substantially all or a material portion of the Sprint WiMAX Business.

The Transaction Agreement provides that, in general, Sprint and its subsidiaries will not authorize or permit any of its or their officers, directors or other representatives to, directly or indirectly:

•	solicit, initiate or take any action to knowingly facilitate or encourage the submission of any proposal to acquire or invest in all or any portion of the Sprint WiMAX Business;

•	participate in any discussions or negotiations with, or otherwise cooperate in any way with or participate in any effort by, any person or group that is seeking to make or has made a proposal to acquire or invest in all or any portion of the Sprint WiMAX Business;

•	grant any waiver or release under any standstill or similar agreement with respect to any assets of the Sprint WiMAX Business;

•	enter into any agreement relating to a proposal to acquire or invest in all or any portion of the Sprint WiMAX Business; or

•	propose publicly or agree to do any of the foregoing related to any proposal to acquire or invest in all or any portion of the Sprint WiMAX Business.

Stockholder Litigation

Clearwire will give Sprint and the Investors the opportunity to participate in the defense or settlement of any stockholder litigation against Clearwire or its directors relating to the Transactions. Clearwire has agreed that it will not settle any such litigation without the prior consent (not to be unreasonably withheld) of Sprint and the Investors.

Director and Officer Indemnification

The Transaction Agreement provides that all rights to indemnification, expense advancement and exculpation existing in favor of any current or former director, officer or employee of Clearwire or any of its subsidiaries and contained in the organizational documents of such entities, in each case as in effect on May 7, 2008, will survive the Closing and remain in full force and effect for a period of at least six years thereafter.

For a period of six years after the Closing, Clearwire Sub will maintain in effect the current directors’ and officers’ liability insurance policies applicable to Clearwire and its subsidiaries, or provide replacement policies providing at least the same coverage on terms and conditions that are no less favorable to the covered parties.

Clearwire Stockholder Meeting

Clearwire has agreed to use its reasonable best efforts to convene and hold a stockholders’ meeting as soon as reasonably practicable for purposes of voting on the Transaction Agreement and related matters. Clearwire has also agreed to use its reasonable best efforts to obtain stockholder approval of the Transaction Agreement.

Termination

The Transaction Agreement may be terminated at any time before the Closing:

•	by mutual written consent of the parties; or

•	by any party, if:

•	the Closing has not occurred by the Termination Date for any reason other than the delay or non-performance of the party seeking to terminate, provided that:

•	if the receipt of FCC consent or the termination of the waiting period under the HSR Act are the only unsatisfied conditions, the Termination Date will automatically be extended to the last business day of August 2009; and

•	if the failure of the Investors to contribute a total of at least $3.1 billion is the only unsatisfied condition, either Clearwire or Sprint may extend the Termination Date by two months to allow the other parties to cause the breaching Investor to contribute its share of funds; or

•	the required approval of the Clearwire stockholders is not obtained at the Clearwire special meeting; or

•	by Clearwire, if:

•	subject to a cure period, any other party breaches its representations, warranties, covenants or other agreements contained in the Transaction Agreement, which breach would cause the failure of the closing conditions relating to the breach of representations and warranties or relating to the performance of obligations to be satisfied and such condition is incapable of being satisfied by the Termination Date; or

•	before the receipt of required approval of the Clearwire stockholders, the board of directors of Clearwire makes an Adverse Recommendation Change (in order to exercise this termination right, Clearwire must simultaneously with the termination, enter into a definitive agreement with respect to the alternative transaction and pay Sprint the termination fee described below); or

•	by Sprint, if:

•	subject to a cure period, any other party breaches its representations, warranties, covenants or other agreements contained in the Transaction Agreement, which breach would cause the failure of the closing conditions relating to the breach of representations and warranties or relating to the performance of obligations to be satisfied and such condition is incapable of being satisfied by the Termination Date; or

•	Clearwire’s board of directors makes an Adverse Recommendation Change; or

•	by any Investor (other than Bright House Networks), if:

•	subject to a cure period, any other party breaches its representations, warranties, covenants or other agreements contained in the Transaction Agreement, which breach would cause the failure of the closing conditions relating to the breach of representations and warranties or relating to the performance of obligations to be satisfied and such condition is incapable of being satisfied by the Termination Date; or

•	Clearwire’s board of directors makes an Adverse Recommendation Change.

Termination Fee

Clearwire has agreed to pay Sprint a termination fee of $60 million if:

•	any party terminates the Transaction Agreement due to an Adverse Recommendation Change made by Clearwire’s board of directors;

•	any party terminates the Transaction Agreement due to Clearwire’s failure to perform (or cure within the specified time periods) any of its covenants or other agreements contained in the Transaction Agreement, which breach would cause the failure of the closing condition relating to the performance of Clearwire’s obligations to be satisfied and such condition is incapable of being satisfied by the Termination Date; or

•	either the Termination Date is reached or Clearwire stockholder approval of the Transactions is not received and each of the following occurs:

•	before the special meeting, an Acquisition Proposal has been made to Clearwire or directly to Clearwire’s stockholders or has otherwise become publicly known, or any person has publicly announced an intention to make an Acquisition Proposal; and

•	within 12 months after the termination of the Transaction Agreement, Clearwire or any of its subsidiaries enters into a definitive contract to consummate, or otherwise close, or the Clearwire board of directors recommends to its stockholders, any transaction whereby a third party merges with or into Clearwire, acquires Clearwire, acquires more than 50% of the assets of Clearwire and its subsidiaries, or acquires more than 50% of the outstanding shares of Clearwire capital stock.

Indemnification

Under the Transaction Agreement, Sprint must indemnify New Clearwire and its subsidiaries against losses relating to any breach of certain of Sprint’s representations as to the Sprint WiMAX Business, for any pre-Closing taxes of its subsidiaries holding the Sprint WiMAX Business, and for any liabilities of such subsidiaries and liabilities not related to the Sprint WiMAX Business.

Sprint’s indemnification obligations generally continue until the expiration of the statute of limitations for the applicable claim; however, indemnification obligations for breach of the representations as to the Sprint

WiMAX Business and the lack of any liabilities of any subsidiaries holding the Sprint WiMAX Business, each survive for three years from the Closing. Sprint’s indemnification obligations are generally unlimited, with the exception of a $25 million deductible for claims based on a breach of the representation that, subject to certain limited exceptions, Sprint’s subsidiaries that hold the Sprint WiMAX Business have a specific, limited set of liabilities as of the Closing.

Amendment and Waiver

The parties may amend the Transaction Agreement at any time before the Closing. However, after Clearwire’s stockholders have adopted the Transaction Agreement, stockholder approval must be obtained for any amendment that by law or in accordance with the rules of any relevant stock exchange requires stockholder approval. All amendments must be in writing signed by all of the parties. Any provision of the Transaction Agreement may be waived, but only if the waiver is in writing and is signed by the party against whom it is to be effective.

Specific Performance

If any party violates, fails or refuses to perform any covenant or agreement made by it in the Transaction Agreement, the other parties may, subject to the terms of the Transaction Agreement and in addition to any remedy at law for damages or other relief, seek to enforce specific performance of the covenant or agreement or seek any other equitable relief.

CERTAIN AGREEMENTS RELATED TO THE TRANSACTIONS

The following summary describes the material provisions of certain agreements that have been or will be entered into in connection with the completion of the Transactions. Certain of these agreements are attached as annexes or exhibits to this proxy statement/prospectus and are incorporated into this proxy statement/prospectus. The rights and obligations of the parties to these agreements are governed by the express terms and conditions of the agreements, and not by this summary. This summary may not contain all of the information about the agreements that may be important to you and is qualified in its entirety by reference to the complete text of the incorporated agreements. We encourage you to read the incorporated agreements carefully and in their entirety for a more complete understanding of these agreements.

Equityholders’ Agreement

As part of the Transactions, New Clearwire, Sprint, Eagle River and the Investors have agreed to enter into the Equityholders’ Agreement, which will set forth certain rights and obligations of the Equityholders with respect to the governance of New Clearwire, transfer restrictions on New Clearwire Common Stock, rights of first refusal and pre-emptive rights, among other things. As the holders of approximately 75% to 84% of the total voting power of New Clearwire, Sprint, Eagle River and the Investors will together effectively have control of New Clearwire.

Corporate Governance

The Equityholders’ Agreement will provide that the board of directors of New Clearwire will consist of 13 directors, of which, initially:

•	seven directors will be nominated by Sprint (one of whom must qualify (for so long as there are not more than two independent designees) as an independent director and for service on New Clearwire’s Audit Committee, which we refer to as the Audit Committee, under NASDAQ rules and federal securities laws and be willing to serve on the Audit Committee);

•	one director will be nominated by Eagle River;

•	one director will be nominated by Intel;

•	two directors will be nominated by the Strategic Investors as a group;

•	one independent director (who must qualify for service on the Audit Committee under NASDAQ rules and federal securities laws and be willing to serve on the Audit Committee) will be nominated by Intel and the Strategic Investors as a group; and

•	one independent director (who must qualify for service as chairman of the Audit Committee under NASDAQ rules and federal securities laws and be willing to serve as chairman of the Audit Committee) will be nominated by the Nominating Committee.

The number of nominees that an Equityholder has the right to nominate will be subject to adjustment if the number of shares of New Clearwire Common Stock held by such Equityholder is reduced below a certain level, generally 50% of the number of shares it held at the Closing of the Transactions, as adjusted pursuant to the Transaction Agreement. In addition, subject to certain exceptions, if Sprint transfers 25% of the number of shares of New Clearwire Common Stock or equity interests of Clearwire Communications received by it in the Transactions to any other Equityholder, the number of nominees that each of Sprint and such transferee Equityholder will be entitled to nominate will be adjusted to be a number equal to the percentage of its respective voting power of New Clearwire multiplied by thirteen; and if Sprint undergoes certain change of control transactions, Sprint will only be entitled to nominate a number of directors equal to the lesser of (1) the percentage of its voting power of New Clearwire multiplied by thirteen and (2) six. Furthermore, (1) each of Eagle River and Intel will have the right to designate a board observer for so long as Eagle River and Intel, respectively, has the right to nominate a person for service as a director of New Clearwire and (2) each of Bright House Networks and the Strategic Investors, as a group, will have the right to designate a board observer for so long as each of Bright House Networks and the Strategic Investors, as a group, respectively, owns at least 50% of the number of shares of New Clearwire Common Stock received by them in the Transactions.

The Equityholders’ Agreement will provide, among other things, that:

The Audit Committee will initially consist of three or more independent directors, including Sprint’s designated director that qualifies as an independent director and the independent director designated by Intel and the Strategic Investors. The Audit Committee will perform the duties usually reserved for an audit committee, including reviewing and recommending to the full board of directors any transaction involving New Clearwire or any of its controlled affiliates on the one hand, and any Equityholder, any affiliate of any Equityholder or any director, officer, employee or associate of New Clearwire, an Equityholder or any affiliate of any Equityholder on the other hand, which we refer to as a Related Party Transaction, and the approval of a majority of the Audit Committee will be required to approve any matter before it.

Subject to certain limitations and qualifications, the Nominating Committee will consist of five members, including two of Sprint’s designated directors, Eagle River’s designated director, one of the Strategic Investors’ designated directors and Intel’s designated director. The Nominating Committee will perform the functions usually reserved for a nominating committee, and the approval of four of the five members of the Nominating Committee will be required to nominate any director the Nominating Committee is responsible for nominating.

Subject to certain limitations and qualifications, New Clearwire’s Compensation Committee, which we refer to as the Compensation Committee, will consist of four members, including one of Sprint’s designated directors, one of the Strategic Investors’ designated directors, Eagle River’s designated director and the independent director designated by Intel and the Strategic Investors. The Compensation Committee will, among other things, determine compensation for the chief executive officer of New Clearwire and Clearwire Communications and all executive officers of New Clearwire and Clearwire Communications who report directly to the chief executive officer, and the approval of two-thirds of the Compensation Committee will be required to approve such compensation and no other approval of the board of directors will be required with respect to such matters.

The Transactions Committee will consist of all directors other than those directors designated by Sprint who are employees or directors of Sprint or any its affiliates, or who would not be independent directors of Sprint if they were to sit on the board of directors of Sprint or any of its affiliates. Other than the Audit Committee, the Nominating Committee, the Compensation Committee, the Transactions Committee and a possible executive committee, New Clearwire will establish no other committees other than special committees that may be created from time to time. If the board of directors delegates any authority to a special committee or to an executive committee, then each of Sprint, Intel, Eagle River and the Strategic Investors will be entitled to designate at least one designee to any such committee for so long as it has the right to nominate at least one director, unless such designation would in the good faith determination of a majority of the independent directors be inappropriate as a result of a conflict of interest on the part of such designee, the party designating such designee or any of their respective affiliates. Any such designation by Sprint, Intel, Eagle River or the Strategic Investors must be initially made within a reasonable period of time following receipt of written notification of the formation of such committee.

Under the Equityholders’ Agreement, New Clearwire will be required to deliver to Sprint, Eagle River, Intel and each Strategic Investor certain quarterly and annual financial statements as well as certain budget variance analyses, subject to certain minimum New Clearwire stock ownership requirements on the part of each Equityholder.

The Equityholders’ Agreement will provide that certain actions will require the prior approval of at least ten of the 13 directors of New Clearwire, except that if there are ten or fewer directors on the board of directors at any time, these actions will require the unanimous approval of the board of directors. These actions include:

•	the appointment or removal of the chief executive officer of New Clearwire and Clearwire Communications or of any officer that reports directly to the chief executive officer (except that if Sprint’s ownership in New Clearwire falls below 50% of its ownership at the Closing, as adjusted pursuant to the Transaction Agreement, and Sprint no longer nominates a majority of board of directors, the removal of those officers (other than the chief executive officer) will no longer require such approval);

•	the acquisition or disposition of, or the entry into a joint venture involving the contribution by New Clearwire or any of its subsidiaries of, assets with a book value in excess of 20% of the consolidated book value of the assets of New Clearwire and its subsidiaries, subject to certain exceptions;

•	any change of control of New Clearwire or any of its subsidiaries;

•	any action not in accordance with the business purpose of New Clearwire; and

•	the funding of (1) the expansion of the business purpose of New Clearwire, (2) activities outside of the United States, other than the maintenance of New Clearwire’s current operations and assets located outside of the United States, or (3) the acquisition of spectrum outside of the United States.

The Equityholders’ Agreement will further provide that the following actions will require the prior approval of a majority of the disinterested directors of New Clearwire:

•	any Related Party Transaction; and

•	any transfer of shares by the holder of the largest voting interest in New Clearwire as between Sprint, the Strategic Investors (treated as a single holder) and Intel (as long as such holder holds at least 26% of the aggregate voting power of New Clearwire), which we refer to as the Principal Equityholder, that constitutes a change of control of New Clearwire or any of its material subsidiaries.

Under the Equityholders’ Agreement, the approval of each of Sprint, Intel and the representative of the Strategic Investors so long as Sprint, Intel or the Strategic Investors, as a group, own at least 5% of the outstanding voting power of New Clearwire, will be required to:

•	amend the New Clearwire Charter, the New Clearwire Bylaws or the Operating Agreement;

•	change the size of the board of directors of New Clearwire;

•	liquidate New Clearwire or Clearwire Communications or declare bankruptcy of New Clearwire or its material subsidiaries;

•	effect any material capital reorganization of New Clearwire or any of its material subsidiaries, other than a financing transaction in the ordinary course of business;

•	take any action that would cause Clearwire Communications or any of its material subsidiaries to be taxed as a corporation for federal income tax purposes; and

•	subject to certain exceptions, issue any New Clearwire Class B Common Stock or any equity interests of Clearwire Communications.

The Equityholders’ Agreement will also provide that amending the New Clearwire Charter, the New Clearwire Bylaws or the Operating Agreement or changing the size of New Clearwire’s board of directors will also require the approval of Eagle River if Eagle River then owns at least 50% of the shares of New Clearwire Common Stock held by it immediately before the Closing of the Transactions and the proposed action would disproportionately and adversely affect Eagle River, the public stockholders of New Clearwire or New Clearwire in its capacity as a member of Clearwire Communications in any material respect as compared to the impact of such action on Sprint, Intel and the Strategic Investors as stockholders of New Clearwire and members of Clearwire Communications.

The Equityholders’ Agreement will also provide that any amendment to the Operating Agreement will require the prior approval of a majority of the directors who have been nominated as independent directors by the Nominating Committee and those directors who are independent directors nominated by one or more Equityholders other than those independent directors who are current or former directors, officers or employees of the nominating Equityholder. For as long as any of Sprint, Intel, or the Strategic Investors as a group, owns at least 50% of the number of shares of New Clearwire stock received by it in the Transactions and holds securities representing at least 5% of the outstanding voting power of New Clearwire, the written consent of such party will be required before New Clearwire enters into a transaction involving the sale of a certain percentage of the consolidated assets of New Clearwire and its subsidiaries to, or the merger of New Clearwire with, certain specified competitors of Sprint, Intel and the Strategic Investors.

The approval of securities representing at least 75% of the outstanding voting power of New Clearwire will be required to approve (1) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving New Clearwire or Clearwire Communications, (2) any issuance of capital stock of New Clearwire or Clearwire Communications that constitutes a change of control of New Clearwire or Clearwire Communications, respectively or (3) any sale or disposition of all or substantially all the assets of New Clearwire or Clearwire Communications.

Restrictions on Transfer

Under the Equityholders’ Agreement, until the adjustment to the number of shares that each Investor receives pursuant to the Transactions,

•	Equityholders (other than Eagle River), but not any other holders of New Clearwire Class A Common Stock who are not parties to the Equityholders’ Agreement, will be prohibited from:

•	transferring, directly or indirectly, any equity securities of New Clearwire;

•	entering into any hedging transactions with respect to any equity securities of New Clearwire; or

•	converting New Clearwire Class B Common Stock and Clearwire Communications Class B Common Interests into New Clearwire Class A Common Stock;

•	all Equityholders will be prohibited from acquiring or agreeing to acquire any equity securities of New Clearwire; and

•	New Clearwire will be prohibited from issuing, selling, redeeming or paying any dividends on, any equity securities of New Clearwire.

Subject to certain conditions, Equityholders may transfer their shares of New Clearwire Class B Common Stock, along with the corresponding Clearwire Communications Class B Common Interests, to any then-existing holder of New Clearwire Class B Common Stock, to certain affiliates of such holder, or to persons who are not then-existing holders of New Clearwire Class B Common Stock. If an Equityholder or any transferee of an Equityholder transfers any New Clearwire Class B Common Stock or Clearwire Communications Class B Common Interests without also transferring to the same party an identical number of Clearwire Communications Class B Common Interests or New Clearwire Class B Common Stock, respectively, then the New Clearwire Class B Common Stock corresponding to those transferred shares or interests, as applicable, will be redeemed by New Clearwire for par value.

Further, an Equityholder or its transferee may transfer its New Clearwire Class B Common Stock and Clearwire Communications Class B Common Interests only on notice to New Clearwire, in accordance with the Clearwire Communications Operating Agreement and, in the case of a transferee, on delivery of a required transfer agreement to New Clearwire. Unless certain conditions are satisfied, none of Sprint, Intel, the Strategic Investors or their permitted transferees may transfer their respective New Clearwire Class B Common Stock and Clearwire Communications Class B Common Interests if such transfer or transfers would result in the transferee having voting power in New Clearwire equal to or greater than 50% of the voting power that Sprint will receive in the Transactions. An Equityholder that is a Securities Holding Company (as defined in the Equityholders’ Agreement) may transfer its New Clearwire Class B Common Stock and Clearwire Communications Class B Common Interests through the transfer by the holder of 100% of the securities in such Securities Holding Company of all of its securities in such Securities Holding Company, subject to certain restrictions.

Additionally, the Principal Equityholder is prohibited from transferring any New Clearwire equity securities to certain specified competitors of the Strategic Investors, Intel or Sprint under certain circumstances.

Right of First Offer

If an Equityholder desires to transfer any of its New Clearwire equity securities to a person other than an Equityholder or permitted transferee of such Equityholder, it will be required to first offer to sell such equity securities to the other Equityholders on the same terms and conditions as it had proposed to make such transfer, subject to certain limitations. If the other Equityholders accept the offer, collectively, for all but not less than all of the subject equity securities, the Equityholders will consummate the purchase. If the offer to the other Equityholders is over-subscribed, the subject equity securities will be allocated among the accepting Equityholders pro rata based on their then-current ownership of New Clearwire capital stock. If the offer to other Equityholders is not fully subscribed, the offer will be deemed to have been rejected and the selling Equityholder may proceed with the proposed sale, subject to certain limitations. Certain transfers, however, will not be subject to this right of first offer, including open market transfers by Eagle River, transfers by Intel of the New Clearwire Class A Common Stock received by it pursuant to the Merger, transfers that are part of a business combination that constitutes a change of control of New Clearwire or Clearwire Communications and that are approved by the board of directors of New Clearwire and the stockholders of New Clearwire in accordance with applicable law and the terms of the Equityholders’ Agreement and certain “spin-off” transactions by the Equityholders.

Tag-Along Rights

If the Principal Equityholder elects to sell all or any portion of its New Clearwire equity securities, which we refer to as the Sale Shares, in a transaction after which the transferee would hold voting power of New Clearwire greater than 50% of the voting power that Sprint will have at the Closing of the Transactions, as adjusted pursuant to the Transaction Agreement, each other Equityholder, subject to certain conditions, will have the option to sell a pro rata portion of its shares, instead of the Sale Shares, and the number of Sale Shares to be sold by the Principal Equityholder will be reduced accordingly by the applicable number of equity securities to be included in the sale by the other Equityholders.

Preemptive Rights

If New Clearwire proposes to issue any securities, other than in certain issuances, each Equityholder will have the right to purchase its pro rata share of such securities, based on such holder’s voting power in New Clearwire before such issuance.

Standstill Agreement

The Equityholders’ Agreement will provide that Sprint, Intel and the Strategic Investors will not be able to purchase any common stock of New Clearwire for at least five years after the Closing of the Transactions, subject to certain exceptions, which exceptions include the acquisition by an Equityholder of 100% of the outstanding common stock of New Clearwire where such acquisition has been approved by a majority of both the board of directors and stockholders of New Clearwire. Eagle River will not be subject to this restriction.

Sprint Debt Agreements

On completion of the Transactions, Sprint is expected to own approximately 49% to 52% of the voting power of New Clearwire on a fully-diluted basis. As a result, New Clearwire and its subsidiaries may be considered subsidiaries of Sprint under certain of Sprint’s agreements relating to its indebtedness. Those agreements govern the incurrence of indebtedness and certain other activities of Sprint’s subsidiaries. Covenants in Sprint’s debt instruments may purport to restrict New Clearwire’s financial and operating flexibility and, if New Clearwire’s actions result in a violation of those covenants, Sprint’s lenders may declare due and payable all outstanding loan obligations, thereby severely harming Sprint’s financial condition, operations and prospects for growth. The determination of whether or not New Clearwire would be considered a subsidiary under Sprint’s debt agreements is complex and subject to interpretation, however, under the Equityholders’ Agreement, Sprint agrees that if New Clearwire or any of its subsidiaries proposes to incur any indebtedness or take any other action that could violate the terms of Sprint’s debt agreements, Sprint will deliver a Compliance Certificate and a legal opinion from a nationally recognized law firm, certifying that the proposed indebtedness or other action will not violate Sprint’s debt agreements. If Sprint notifies New Clearwire that it is unable to deliver a Compliance Certificate and the accompanying legal opinion and the Transactions Committee of New Clearwire determines that New Clearwire should proceed with the proposed indebtedness or other action, Sprint is obligated to take whatever action is necessary (including surrendering New Clearwire Class B Common Stock or governance rights with respect to New Clearwire and its subsidiaries), to enable Sprint to deliver a Compliance Certificate and the accompanying legal opinion, and Sprint will deliver a Compliance Certificate and the accompanying legal opinion at the closing of the proposed indebtedness or other action. With respect to certain of Sprint’s outstanding credit agreements, Sprint agrees to use its Reasonable Best Efforts (as defined in the Equityholders’ Agreement) to cause any amendment thereto or refinancing thereof not to contain restrictions on the ability of New Clearwire and its subsidiaries to incur indebtedness or take any other actions, and in no event to enter into any agreement in connection with any such amendment or refinancing that is more restrictive with respect to New Clearwire than a certain specified prior agreement. Going forward, Sprint agrees that neither it nor any of its affiliates will enter into any agreement that restricts the ability of New Clearwire and its subsidiaries to incur indebtedness or take any other actions.

Voting Agreements

Concurrently with the execution and delivery of the Transaction Agreement, each of Eagle River, Intel, Intel Capital Corporation and Intel Capital (Cayman) Corporation entered into voting agreements with Sprint and the Strategic Investors.

The Eagle River Voting Agreement

Agreement to Vote.  Under the terms of the Eagle River Voting Agreement, Eagle River represented that as of May 7, 2008 it beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) 17,232,005 shares of Clearwire Class A Common Stock and 18,690,953 shares of Clearwire Class B Common Stock, which we refer to as the Eagle River Subject Shares, which collectively represented approximately 48.4% of the total voting power of Clearwire on May 7, 2008 based on the number of shares of Clearwire Class A Common Stock and Clearwire Class B Common Stock outstanding as of April 30, 2008. Pursuant to the Eagle River Voting Agreement, Eagle River has agreed that it will vote shares of Clearwire Common Stock constituting not less than 40% of the total voting power of all capital stock of Clearwire outstanding as of May 7, 2008 (on a non-fully diluted basis) that is entitled to vote on that matter, which we refer to as the Eagle River Voting Share Amount, as follows:

•	in favor of approval and adoption of the Transaction Agreement and the Merger at the special meeting (and any adjournment or postponement thereof); and

•	except with the written consent (which may be withheld by each in its sole discretion) of Sprint, Clearwire and four of the five Investors, against any Acquisition Proposal.

Agreement to Convert.  The Eagle River Voting Agreement provides that Eagle River will convert its shares of Clearwire Class B Common Stock into shares of Clearwire Class A Common Stock on a 1:1 basis pursuant to the Conversion immediately before completion of the Merger (but after the vote of the Clearwire stockholders at the special meeting).

Certain Restrictions.  The Eagle River Voting Agreement provides that Eagle River will not transfer or convert any of the Eagle River Subject Shares, grant any proxies (other than the Clearwire proxy card in connection with the special meeting), deposit any Eagle River Subject Shares into any voting trust or enter into any voting agreement with respect to any of the Eagle River Subject Shares. Eagle River may, however, distribute its Eagle River Subject Shares to any of its members provided that each such member agrees in writing to be bound by and comply with the terms of the Eagle River Voting Agreement. Furthermore, Eagle River and any of its members may transfer the Eagle River Subject Shares so long as the Eagle River Subject Shares retained collectively by Eagle River and all of its members after the transfer constitute at least the applicable Eagle River Voting Share Amount then in effect, unless a transfer is made by a member of Eagle River for estate planning purposes and such member retains direct or indirect sole voting control over such Eagle River Subject Shares through the date of the special meeting.

Non-Solicitation.  The Eagle River Voting Agreement further provides that, subject to certain limited exceptions, Eagle River will not, nor will it permit any affiliate controlled by it to make, directly or indirectly, a solicitation of proxies or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of capital stock of Clearwire intended to facilitate an Acquisition Proposal or to cause stockholders of Clearwire not to vote to approve and adopt the Transaction Agreement. Eagle River agreed in the Eagle River Voting Agreement that it will not, and will direct any investment banker, attorney, agent or other adviser or representative of Eagle River not to, directly or indirectly, through any officer, director, agent or otherwise, enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to any persons, other than the parties to the Transaction Agreement, relating to any Acquisition Proposal.

Termination.  The Eagle River Voting Agreement will automatically terminate:

•	on the earlier to occur of (a) the approval and adoption of the Transaction Agreement at the special meeting (and any adjournment, postponement or continuation thereof), (b) termination of the Transaction Agreement, unless the termination is effected pursuant to certain sections of the Transaction Agreement in connection with an Adverse Recommendation Change by Clearwire’s board of directors as a result of a Superior Proposal and (c) six months after termination of the Transaction Agreement if the Transaction Agreement is terminated in connection with an Adverse Recommendation Change by Clearwire’s board of directors as a result of a Superior Proposal; or

•	at any time on the mutual written agreement of each of Sprint, Clearwire and four of the five Investors.

If the Transaction Agreement is terminated, but the Eagle River Voting Agreement remains in effect in accordance with clause (c) above, the Eagle River Voting Share Amount will automatically be reduced from 40% to 25% of the total voting power of all capital stock of Clearwire outstanding as of May 7, 2008 (on a non-fully diluted basis).

The Intel Voting Agreement

Agreement to Vote.  Under the terms of the Intel Voting Agreement, Intel, Intel Capital Corporation and Intel Capital (Cayman) Corporation, which we refer to collectively as the Intel Stockholders, and each individually as an Intel Stockholder, represented that as of May 7, 2008, Intel Capital (Cayman) Corporation beneficially owned (within the meaning of Rule 13d-3 under the Securities Act) 3,333,333 shares of Clearwire Class A Common Stock and Intel Capital Corporation beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) 23,427,601 shares of Clearwire Class A Common Stock and 9,905,732 shares of Clearwire Class B Common Stock which we refer to collectively as the Intel Subject Shares. The Intel Subject Shares represented 29.8% of the total voting power of Clearwire on May 7, 2008, based on the number of shares of Clearwire Class A Common Stock and Clearwire Class B Common Stock outstanding as of April 30, 2008. Pursuant to the Intel Voting Agreement, each Intel Stockholder has agreed that at the special meeting (or any adjournment, postponement or continuation thereof) it will vote the Intel Subject Shares owned by each Intel Stockholder as of the record date with respect to the special meeting in at least the same proportion as the Clearwire stockholders (excluding each Intel Stockholder and its affiliates, Eagle River and its affiliates and any director or executive officer of Clearwire); provided, that such vote in favor of approval of the Transactions will only be required if a majority of Clearwire stockholders (excluding each Intel Stockholder and its affiliates, Eagle River and its affiliates and any director or executive officer of Clearwire) has voted in favor of the approval of the Transactions.

Agreement to Convert.  The Intel Voting Agreement provides that Intel will convert its shares of Clearwire Class B Common Stock into shares of Clearwire Class A Common Stock on a 1:1 basis pursuant to the Conversion immediately before completion of the Merger (but after the vote of the Clearwire stockholders at the special meeting).

No Transfer Restrictions.  Each Intel Stockholder may transfer its Intel Subject Shares without restriction.

Non-Solicitation.  Pursuant to the Intel Voting Agreement, each Intel Stockholder will not, nor will it permit any affiliate controlled by it to make, directly or indirectly, a solicitation of proxies or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of capital stock of Clearwire to cause stockholders of Clearwire not to vote to approve and adopt the Transaction Agreement. Pursuant to the Intel Voting Agreement, each Intel Stockholder agrees it will not, and will direct any investment banker, attorney, agent or other adviser or representative of the Intel Stockholder not to, directly or indirectly, through any officer, director, agent or otherwise, enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information related thereto to any person other than the parties to the Transactions.

Termination.  The Intel Voting Agreement will terminate:

•	on the earliest to occur of: (a) the approval and adoption of the Transaction Agreement at the special meeting, (b) provided that the special meeting has concluded, the failure of the Clearwire stockholders to approve and adopt the Transaction Agreement and the Transactions at the special meeting, (c) May 7, 2009 and (d) the termination of the Transaction Agreement; or

•	at any time on written agreement of each of Sprint, Clearwire and three of the four Strategic Investors.

Registration Rights Agreement

As part of the Transactions, New Clearwire, Sprint, Eagle River, Intel and the Strategic Investors have agreed to enter into the Registration Rights Agreement, which will set forth certain registration rights of Sprint, Eagle River, Intel and the Strategic Investors with respect to their shares of New Clearwire Common Stock.

Demand Registration Rights; Required Shelf Registration

Each of the Strategic Investors, Sprint, Eagle River and Intel will be entitled to a specified number of demands, varying from one to eight, that New Clearwire prepare and file with the SEC a registration statement relating to the sale of its New Clearwire Class A Common Stock and any common stock of New Clearwire issued in respect of New Clearwire Class A Common Stock or other securities of New Clearwire issued with respect to such common stock, which we refer to collectively as the Registrable Securities, including in an underwritten offering, provided that such Registrable Securities have an aggregate price to the public of not less than $50 million. In addition, if New Clearwire becomes eligible to use Form S-3, each of the Strategic Investors, Sprint, Eagle River and Intel may also demand that New Clearwire prepare and file with the SEC a registration statement on Form S-3 relating to the sale of their Registrable Securities, provided that the Registrable Securities to be sold have an aggregate price to the public of not less than $10 million. After New Clearwire becomes eligible to use Form S-3, New Clearwire is required to file a shelf registration statement with the SEC providing for the registration and sale of the Registrable Securities on a delayed or continuous basis.

On receipt of a demand notice, New Clearwire will be required to, as soon as practicable, give notice of such requested registration to all persons that may be entitled to participate in such sale. Thereafter, New Clearwire must, as soon as practicable, effect such registration and all qualifications and compliances as may be required. Additionally, with respect to a demand registration, New Clearwire will be required to keep the registration statement effective, subject to certain exceptions, for at least 270 days from the effective time of such registration statement or such shorter period in which all Registrable Securities have been sold.

With respect to a shelf registration, New Clearwire must (a) prepare and file a shelf registration statement with the SEC as promptly as practicable, but no later than 60 days, after New Clearwire becomes eligible to use Form S-3 and (b) use its commercially reasonable efforts to have the shelf registration statement declared effective as promptly as reasonably practicable after filing. New Clearwire will be required to use reasonable efforts to keep the shelf registration effective, subject to certain limitations, until the earlier of the date on which (1) all the Registrable Securities have been sold thereunder and (2) another registration statement is filed. For as long as the Strategic Investors, Sprint, Eagle River and Intel are entitled to demand registration of their New Clearwire securities, they will be entitled to demand that New Clearwire effect an offering, which we refer to as a Takedown, under the shelf registration statement. On that demand, New Clearwire will be required to promptly give notice of such requested Takedown to all persons that may be entitled to participate in such offering, and promptly supplement the prospectus included in the shelf registration statement so as to permit the sale of the securities covered by the requested Takedown and any other securities requested to be included by those entitled to participate in such sale, provided that such securities have an aggregate price to the public of not less than $10 million. For as long as the Strategic Investors, Sprint, Eagle River and Intel are entitled to demand registration of their New Clearwire securities, they will be entitled to demand that New Clearwire effect an underwritten offering under the shelf registration statement.

New Clearwire will be permitted to postpone the filing of a registration statement, or in the case of a shelf registration, suspend such shelf registration, for up to 90 days in any 12-month period, if New Clearwire’s board of directors determines in good faith that the registration and offering (a) would materially and adversely affect or materially interfere with any pending material financing or transaction under consideration by New Clearwire or (b) would require disclosure of any information that has not been, and is not otherwise required to be, disclosed to the public, the premature disclosure of which would materially and adversely affect New Clearwire.

No demands for registration may be made between the Closing of the Transactions and the date of adjustment pursuant to the Transaction Agreement.

In addition, with respect to underwritten offerings of securities, each of the Strategic Investors, Sprint, Eagle River and Intel agrees that, for a period of 90 days (subject to one extension of not more than 17 days in certain circumstances) after the effective date of the registration statement, it will not (1) transfer or purchase, or enter any agreement to transfer or purchase, any shares of New Clearwire Common Stock or any securities convertible into New Clearwire Common Stock held immediately before the effectiveness of the registration statement for such offering, or (2) subject to certain exceptions, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of New Clearwire Common Stock.

Piggyback Registration Rights

The Registration Rights Agreement will also provide each of the Strategic Investors, Sprint, Eagle River and Intel with piggyback registration rights such that if New Clearwire proposes to file a registration statement in connection with a public offering of any class of New Clearwire Common Stock, with certain limited exceptions, New Clearwire will be required to give prompt written notice of such proposed filing to each of the Strategic Investors, Sprint, Eagle River and Intel and register such number of securities as each of the Strategic Investors, Sprint, Eagle River and Intel may request in writing within 20 days of receiving such notice.

In connection with any underwritten offering, if the managing underwriter determines in its good faith that market factors require a reduction in the number of shares that may be offered, the shares that New Clearwire is registering for its own account will have first priority to be included in such registration, shares of each of the Strategic Investors, Sprint, Eagle River and Intel will have second priority, and shares held by other holders will have third priority. All piggyback registration rights will be in addition to any demand registration rights, and no piggyback registration of shares will relieve New Clearwire of its obligation to provide a demand registration in accordance with the Registration Rights Agreement.

Expenses

New Clearwire will bear all registration expenses specified in the Registration Rights Agreement as well as all other expenses incurred by it in connection with the performance of its obligations under the Registration Rights Agreement. Each of the Strategic Investors, Sprint, Eagle River and Intel will bear all transfer taxes and brokerage and underwriters’ discounts and commissions relating to any registration or sale of their respective shares.

Indemnification

The Registration Rights Agreement will require New Clearwire to indemnify each holder of Registrable Securities against certain losses that may be suffered by such holders in connection with registrations made pursuant to the Registration Rights Agreement. Furthermore, each holder whose Registrable Securities are included in a registration statement agrees to indemnify New Clearwire and each other holder of Registrable Securities to the extent that any losses result from information furnished in writing by that holder expressly for use in the registration statement.

Operating Agreement

General

As part of the Transactions, Clearwire has agreed to cause Clearwire Communications to be governed by the Operating Agreement, which will provide that the business and operations of Clearwire Communications will be managed by New Clearwire, as managing member, and will set forth, among other things, certain transfer restrictions on membership interests in Clearwire Communications, rights of first refusal and pre-emptive rights.

Allocations and Distributions

Under the Operating Agreement, items of income, gain, loss or deduction of Clearwire Communications generally will be allocated among the members for capital account purposes and for tax purposes in a manner that results in the capital account balance of each member, immediately after making the allocation, being as nearly as possible equal to the amount of the distributions that would be made to the member if Clearwire Communications sold all of its assets for cash and distributed its net assets in liquidation. Under the Operating Agreement, liquidating distributions made by Clearwire Communications generally will be made on a pro rata basis to the holders of Clearwire Communications Common Interests. Accordingly, it is expected that, subject to the discussion of Section 704(c) immediately below, items of income, gain, loss or deduction of Clearwire Communications generally will be allocated among the members, including New Clearwire, on a pro rata basis in proportion to the number of Clearwire Communications Common Interests held by each member.

New Clearwire (through the Merger) and Sprint will transfer to Clearwire Communications assets, which we refer to as built-in gain assets, whose fair market value is greater than the current basis of those assets for tax purposes. Section 704(c) of the Code and the Treasury regulations thereunder require taxpayers that contribute built-in-gain property to a partnership to take into account the difference between the value of the contributed property for capital account purposes (initially equal to the fair market value of the contributed property on contribution) and the tax basis of the property through allocations of income, gain, loss and deduction of the partnership, using one of the permissible methods described in the Treasury regulations under Section 704(c). Under the Operating Agreement, all of the built-in gain assets contributed by New Clearwire and 50% of the built-in gain in the assets contributed by Sprint will be accounted for under the so-called “remedial” method. Under that method, the non-contributing members will be allocated “phantom” tax amortization deductions in the amount necessary to cause their tax amortization deductions to be equal to their amortization with respect to the built-in gain assets for capital account purposes, and the contributing member (New Clearwire, in the case of former Clearwire assets) will be allocated a matching item of “phantom” ordinary income. Under the Operating Agreement, the remaining 50% of the built-in gain in the assets contributed by Sprint will be accounted for under the so-called “traditional” method. Under that method, the tax amortization deductions allocated to the non-contributing members with respect to a built-in gain asset are limited to the actual tax amortization arising from that asset. The effect of the traditional method is that some of the burden of the built-in gain on a built-in gain asset is shifted to the non-contributing members, in the form of reduced tax amortization deductions.

If, after Closing, Clearwire Communications sells a built-in gain asset in a taxable transaction, then the tax gain on the sale of the asset generally will be allocated first to the contributing member (New Clearwire or Sprint) in an amount up to the remaining (unamortized) portion of the built-in gain that was previously credited to New Clearwire or Sprint (as the case may be) for capital account purposes.

In general, under the Operating Agreement, Clearwire Communications may make distributions to its members, including New Clearwire, from time to time at the discretion of New Clearwire, in its capacity as managing member of Clearwire Communications. Such distributions generally will be made to the members, including New Clearwire, on a pro rata basis in proportion to the number of Clearwire Communications Common Interests held by each member at the record date for the distribution. Clearwire Communications generally may not make any distributions, other than tax distributions, to its members unless a corresponding distribution or dividend is paid by New Clearwire to its stockholders contemporaneously with the distributions made to the members of Clearwire Communications.

If New Clearwire would be liable for tax on the income and gains of Clearwire Communications allocated to it under the Operating Agreement, then three business days prior to each date on which New Clearwire is required to make a deposit or payment of taxes, Clearwire Communications will be required to make distributions to its members, generally on a pro rata basis in proportion to the number of Clearwire Communications Common Interests held by each member, in amounts so that the aggregate portion distributed to New Clearwire in each instance will be the amount necessary to pay all taxes then reasonably determined by New Clearwire to be payable with respect to its distributive share of the taxable income of Clearwire Communications (including any items of income, gain, loss or deduction allocated to New Clearwire under the principles of Section 704(c) of the Code), after taking into account all net operating loss deductions and other tax benefits reasonably expected to be available to New Clearwire.

Exchange of Interests

The Operating Agreement will provide that holders of Clearwire Communications Class B Common Interests (other than New Clearwire and its subsidiaries) will have the right to exchange one Clearwire Communications Class B Common Interest and one share of New Clearwire Class B Common Stock for one share of New Clearwire Class A Common Stock, subject to adjustment of the exchange rate as provided in the Operating Agreement. In addition, under the Operating Agreement, Sprint or an Investor may effect an exchange of Clearwire Communications Class B Common Interests and New Clearwire Class B Common Stock for New Clearwire Class A Common Stock by transferring to New Clearwire a holding company that owns the Clearwire Communications Class B Common Interests and New Clearwire Class B Common Stock in a transaction which the Operating Agreement refers to as a holding company exchange.

At any time that a share of New Clearwire Class B Common Stock is exchanged for a share of New Clearwire Class A Common Stock, one Clearwire Communications Class B Common Interest will be cancelled without any further consideration, and one Clearwire Communications Class A Common Interest and one Clearwire Communications Voting Interest will be issued to New Clearwire. In general, at any time that shares of New Clearwire Class A Common Stock are redeemed, repurchased, acquired, cancelled or terminated by New Clearwire, the managing member will cause the same number of Clearwire Communications Class A Common Interests and the same number of Clearwire Communications Voting Interests held by New Clearwire to be redeemed, repurchased, acquired, cancelled or terminated by Clearwire Communications for the same consideration, if any, as the consideration paid by New Clearwire for the New Clearwire Class A Common Stock, with the intention that the number of Clearwire Communications Class A Common Interests held by New Clearwire will equal the number of shares of New Clearwire Class A Common Stock outstanding.

At any time that New Clearwire issues any equity securities (other than compensatory options issued pursuant to an incentive plan or equity securities issued to fund other business activities of New Clearwire that have been approved by the board of directors of New Clearwire), the following will occur: (1) New Clearwire will contribute to the capital of Clearwire Communications an amount of cash equal to the issue price of the New Clearwire Class A Common Stock or other equity securities and (2) Clearwire Communications will issue Clearwire Communications Common Interests or other securities as follows: (a) in the case of an issuance of a number of shares of New Clearwire Class A Common Stock, Clearwire Communications will issue an equal number of Clearwire Communications Class A Common Interests to New Clearwire and an equal number of Clearwire Communications Voting Interests registered in the name of New Clearwire; and (b) in the case of an issuance of any securities not covered under (a) above, Clearwire Communications will issue to New Clearwire an equal number of Clearwire Communications Common Interests or other securities (including Clearwire Communications Voting Interests, if applicable) with rights, terms and conditions that are substantially the same as those of the New Clearwire equity securities issued.

Restrictions on Transfer

Subject to certain conditions, members may transfer their interests in Clearwire Communications (either with or without the corresponding shares of New Clearwire Class B Common Stock) to then-existing holders of interests in Clearwire Communications or to certain affiliates of the member. However, the Operating Agreement will provide that each member of Clearwire Communications will not permit its interests in Clearwire Communications to be held (whether by initial holders or transferees) by more than a specified number of holders, and will not transfer (whether directly or indirectly) any interest in Clearwire Communications, or take any other action, that would result in Clearwire Communications having more than 100 partners for United States federal income tax purposes.

Further, a member or its transferee may transfer its interests in Clearwire Communications only on notice to Clearwire Communications, in accordance with the Operating Agreement and, in the case of a transferee, on delivery of a required transfer agreement to Clearwire Communications. Unless certain conditions are satisfied, none of Sprint, Intel, the Strategic Investors or their permitted transferees may transfer their respective interests in Clearwire Communications if such transfer or transfers would result in the transferee having voting power in New Clearwire equal to or greater than 50% of the voting power that Sprint will have at the Closing of the Transactions, as adjusted pursuant to the Transaction Agreement. A member that is a Securities Holding Company (as defined in the Operating Agreement) may transfer its interests in Clearwire Communications through the transfer by the holder of 100% of the securities in such Securities Holding Company of all of its securities in such Securities Holding Company, subject to certain restrictions.

Preemptive Rights

If Clearwire Communications proposes to issue any new equity securities, other than in certain issuances, each member of Clearwire Communications, including Eagle River but excluding New Clearwire, will have the right to purchase its pro rata share of such equity securities, based on the number of equity securities held by such holder before such issuance. Eagle River’s pro rata share will be determined based on the number of equity securities that correspond to the number of shares of New Clearwire Common Stock that Eagle River would have been entitled to purchase as its pro rata share under the Equityholders’ Agreement had the issued equity securities been New Clearwire Common Stock issued by New Clearwire.

Rights of First Offer

If a member desires to transfer any of its Clearwire Communications Common Interests to a person other than a member or permitted transferee of such member, it must first offer to sell such Clearwire Communications Common Interests to the other members (and to Eagle River) on the same terms and conditions as it had proposed to make such transfer. The subject Clearwire Communications Common Interests will be allocated among the accepting members pro rata based on their ownership of Clearwire Communications Common Interests. If the other members accept the offer, collectively, for all but not less than all of the subject Clearwire Communications Common Interests, the members will consummate such purchase. If the offer to the other members is over-subscribed, the subject Clearwire Communications Common Interests will be allocated among the accepting members pro rata based on their then ownership of Clearwire Communications

Common Interests. If the offer to the other members is not fully subscribed, the offer shall be deemed to have been rejected and the selling member may proceed with the proposed sale, subject to certain limitations. If Eagle River exercises its right of first offer and acquires Clearwire Communications Common Interests, then, if not previously admitted as a member, it will be admitted as a member of Clearwire Communications by the managing member. Certain transfers are not subject to this right of first offer, however, including transfers that are part of a business combination that constitutes a change of control of New Clearwire or Clearwire Communications and certain “spin-off” transactions.

Tag-Along Rights

If the Principal Member (as defined in the Operating Agreement) elects to sell all or any portion of its Clearwire Communications Common Interests, which we refer to as the Sale Interests, in a transaction after which the transferee would hold voting power of Clearwire Communications greater than 50% of the voting power that Sprint will have at the Closing of the Transactions, as adjusted pursuant to the Transaction Agreement, each other member (excluding New Clearwire, but including Eagle River if Eagle River has become a member) will have the option to sell a pro rata portion of its Clearwire Communications Common Interests, instead of the Sale Interests, and the number of Sale Interests to be sold by the Principal Member will be reduced by the applicable number of Clearwire Communications Common Interests to be included in the sale by the other members.

Other Tax Matters

The Operating Agreement will provide that Clearwire Communications will be treated as a partnership for federal and all applicable state and local income tax purposes unless New Clearwire causes Clearwire Communications to be treated other than as a partnership in accordance with, and subject to the conditions of, the Equityholders’ Agreement.

Unless there is a “bona fide non-tax business need” (as defined in the Operating Agreement) for doing so, Clearwire Communications and its subsidiaries are precluded from entering into a taxable disposition of former Clearwire assets or former Sprint assets that are intangible property and that would cause the recognition of built-in gain in excess of $10 million to be allocated to New Clearwire or Sprint under Section 704(c) of the Code during any period of 36 months. Certain notification procedures must be complied with prior to Clearwire Communications entering into such a disposition.

If Clearwire Communications or any of its subsidiaries enters into a transaction that results in the recognition of any portion of the built-in gain with respect to a former Sprint asset, subject to certain exceptions, Clearwire Communications is required, upon request by Sprint, to make a tax loan to Sprint on specified terms. The principal amount of any tax loan to Sprint will be the amount by which the built-in gain recognized by Sprint on the sale of former Sprint assets exceeds any tax losses allocated by Clearwire Communications to Sprint in the taxable year in which the sale of such built-in gain assets occurs, multiplied by specified tax rates. Interest on any tax loan will be payable by Sprint semiannually at a specified floating rate.

Amendment

The Operating Agreement may be amended by the written consent of the managing member, members (other than the managing member) collectively holding a percentage interest of at least 66 2/3% in Clearwire Communications, the independent designees nominated to New Clearwire’s board of directors, and each of Sprint, Intel, and the Strategic Investors as a group, for so long as Sprint, Intel or the Strategic Investors as a group, respectively, has a percentage interest of at least 5% in New Clearwire.

Commercial Agreements among New Clearwire, Clearwire Communications, Sprint, Intel and the Strategic Investors

In connection with the completion of the Transactions, New Clearwire will, and will cause Clearwire Communications to, enter into certain commercial agreements with Sprint and the Investors, which will relate to the bundling and reselling of New Clearwire’s WiMAX services and Sprint’s 3G services, the embedding of WiMAX chips into various devices, and the development of Internet services and protocols, among other things.

Agreements with Respect to Intellectual Property

Intellectual Property Agreement.  Clearwire has agreed to cause Clearwire Communications to enter into an intellectual property agreement with Sprint, which we refer to as the Intellectual Property Agreement, pursuant to which Sprint will assign and cause its controlled affiliates to assign to New Clearwire, and all persons in which New Clearwire is the owner, directly or indirectly, of at least 50% of the person’s voting stock, all of Sprint’s right, title and interest in certain WiMAX patent applications, certain trademarks, and certain other software and other proprietary information related to its WiMAX business. In addition, Sprint will grant and cause its controlled affiliates to grant to New Clearwire, and all persons in which New Clearwire is the owner of at least 50% of the person’s voting stock, non-exclusive licenses to exercise any rights with respect to certain proprietary software and certain WiMAX-related proprietary information owned by Sprint or its controlled affiliates prior to the effective date of the Intellectual Property Agreement and not otherwise assigned to New Clearwire or any persons in which New Clearwire is the owner of at least 50% of the person’s voting stock.

Under the Intellectual Property Agreement, Sprint and Clearwire Communications will cooperate in connection with:

•	the preparation, filing, prosecution, maintenance and defense of each other’s patents;

•	any suit for infringement of each other’s patents brought by New Clearwire, Sprint or their controlled affiliates against a third party; and

•	executing any applicable documents requested by one another to perfect ownership and register patent assignments with any patent office.

Further, New Clearwire and Sprint will not assert their respective patent rights against each other for a period of ten years from date of the agreement (or 15 years with respect to patents related to VoIP owned by Sprint and its subsidiaries) or for so long as Sprint has an ownership interest in Clearwire Communications, whichever is longer. Subject to certain exceptions, all intellectual property assigned or licensed would be assigned or licensed, as applicable, “as is,” without any representations, warranties or indemnifications. Sprint and New Clearwire may potentially cooperate in defending third-party infringement suits by asserting patents for the benefit of the other.

MVNO Agreements

3G MVNO Agreement.  At the Closing, Clearwire Communications will exercise an option to become a party to a non-exclusive MVNO Support Agreement entered into on May 7, 2008, among Sprint Spectrum L.P. d/b/a Sprint, Comcast MVNO II, LLC, TWC Wireless, LLC and BHN Spectrum Investments, LLC, which we refer to as the 3G MVNO Agreement. Under the 3G MVNO Agreement, Sprint agrees to sell its code division multiple access, which we refer to as CDMA, mobile voice and data communications service, which we refer to as the PCS Service, for the purpose of resale by the other parties to each of their respective end user customers. Certain related entities, affiliates and purchases of divested cable operations are also authorized in certain circumstances to purchase under the 3G MVNO Agreement for resale to their respective end users. The PCS Service includes Sprint’s existing core network services, other network elements and information that enable a third party to provide services over the network, or core network enablers, and, subject to certain limitations and exceptions, new core network services, core network enablers and certain customized services. The 3G MVNO Agreement specifically excludes access to Sprint’s Integrated Digital Enhanced Network, which we refer to as iDEN, and services operating on a 2.5 GHz spectrum or any unlicensed spectrum, except as provided in the 3G MVNO Agreement with respect to certain converged products and services. Sprint has the right to implement network controls as long as they are implemented consistently across the retail and wholesale base and notice is provided.

Subject to certain exceptions, each of Comcast MVNO II, LLC, TWC Wireless, LLC and BHN Spectrum Investments, LLC and any other parties, including Clearwire Communications, permitted to become a party to the 3G MVNO Agreement that elect the option to do so, which we refer to as the 3G MVNOs, may market and sell the PCS Service provided that it does so as part of a defined bundle of products and services (each 3G MVNO has its own unique bundling terms). Also, subject to certain exceptions, the 3G MVNOs are restricted from reselling the PCS Service to other resellers. Subject to certain exceptions, the 3G MVNOs generally may not target market their respective end users activated on the Sprint network to switch to a competing wireless network or mass migrate their respective end users activated on the Sprint network to another competing wireless network.

With certain exceptions, the pricing of the PCS Service is primarily volume or usage based pricing with provisions to ensure long-term price competitiveness. Each 3G MVNO receives price protections designed to keep the Sprint offering market competitive with offerings to other similar resellers, taking into account a number of factors. Each 3G MVNO also receives protections from Sprint entering agreements with more favorable terms. With certain exceptions, each 3G MVNO will have the right to opt into any agreement related to the wireless broadband services between Sprint and any other 3G MVNO on substantially identical terms.

While each party is responsible for procuring its own devices, Sprint is obligated to provide commercially reasonable assistance in obtaining terms from device manufacturers that are more favorable than those terms that could be obtained independently. Each 3G MVNO is responsible for the relationship with the end user customer, including pricing, care and billing. Each 3G MVNO has the right to “tag along” with Sprint to successor networks to which Sprint migrates its comparable CDMA base, and, in certain circumstances, Sprint has a “drag along” right to force these parties to transition to such a successor network.

Each of Clearwire Communications, Google and Intel and their respective controlled affiliates have the option to become a party to the 3G MVNO Agreement under the same general terms as the initial 3G MVNOs. In addition, each party to the 3G MVNO Agreement has customary indemnification obligations.

The 3G MVNO Agreement has an initial term that ends on December 31, 2018 with, subject to certain scale conditions, the 3G MVNOs unilateral option to renew for up to two additional successive five-year periods by notice to Sprint. Following expiration of the second five-year renewal, the 3G MVNO Agreement automatically renews for successive three-year renewal periods unless Sprint or another party to the 3G MVNO Agreement provides notice of its intent not to renew at least 90 days prior to the end of the term then in effect. Sprint is permitted to terminate the 3G MVNO Agreement with respect to any 3G MVNO on such other 3G MVNOs:

•	failure to pay undisputed amounts;

•	material breach;

•	dissolution, bankruptcy or written admission of inability to pay debts; or

•	entry into a business combination transaction pursuant to which such 3G MVNO becomes an affiliate of or acquires a business that competes with Sprint (based on criteria specified in the 3G MVNO Agreement).

Each 3G MVNO is permitted to terminate the agreement on:

•	Sprint’s material breach;

•	Sprint’s dissolution, bankruptcy or written admission of inability to pay debts;

•	material degradation of Sprint’s network;

•	Sprint’s entry into a business combination transaction pursuant to which Sprint becomes an affiliate of or acquires a business that competes with any 3G MVNO (based on criteria specified in the 3G MVNO Agreement); or

•	beyond a certain defined threshold, sale of licenses if Sprint does not enter into a service assumption agreement or loss of licenses in markets.

After the termination of the 3G MVNO Agreement, Sprint has varying obligations to provide post termination transition assistance pursuant to varying phase out periods, based on the circumstances giving rise to the termination.

4G MVNO Agreement.  Under a non-exclusive 4G MVNO Agreement that Clearwire has agreed to cause Clearwire Communications to enter into at Closing with Comcast MVNO II, LLC, TWC Wireless, LLC, BHN Spectrum Investments, LLC and Sprint Spectrum L.P., which we refer to as the 4G MVNO Agreement, Clearwire Communications will sell its wireless broadband services to the other parties to the 4G MVNO Agreement, for the purposes of the purchasers marketing and reselling the wireless broadband services to each of their respective end user customers. The wireless broadband services to be provided under the 4G MVNO Agreement are generally comprised of those services provided by Clearwire Communications to its retail customers, or standard network services, and certain other wireless broadband services, or non-standard network services requested by Comcast MVNO II, LLC, TWC Wireless, LLC and BHN Spectrum Investments, LLC and any other parties permitted to become a party to the 4G MVNO Agreement that exercise the option to do so, which we refer to as the 4G MVNOs. Under the 4G MVNO Agreement, Clearwire Communications will, among other things, use commercially reasonable efforts to provide support services to each of the 4G MVNOs and to develop by certain prescribed dates certain wireless service and network elements.

Subject to certain exceptions, each 4G MVNO may market and sell the wireless broadband service provided that it does so as part of a defined bundle (each 4G MVNO has a unique bundle requirement). Also, subject to certain exceptions, the 4G MVNOs will be restricted from reselling the wireless broadband service to other resellers.

During the first seven years, Clearwire Communications will have the exclusive right to develop and contract with original equipment manufacturers, which we refer to as OEMs, regarding embedded devices, including devices capable of functioning on a mobile WiMAX network, and will exclusively work with OEMs to embed client managers. For a period of time and subject to certain exceptions, the 4G MVNOs generally may not target market their respective end users activated on the Clearwire Communications network to switch to a competing wireless network or mass migrate their respective end users activated on the Clearwire Communications network to another competing wireless network.

With certain exceptions, each 4G MVNO will have the right to opt into any agreement related to the wireless broadband services between Clearwire Communications and any other 4G MVNO. Similar opt-in rights and bundling service protections will be available with respect to any 4G agency agreement entered into between Clearwire Communications and any 4G MVNO. In certain circumstances, any purchaser of the divested cable television system of a multiple system operator that will be a party to the 4G MVNO Agreement or Sprint wireless operations will be authorized to purchase services under the 4G MVNO Agreement.

With certain exceptions, the pricing of the wireless broadband service will be primarily a discount from Clearwire Communication’s retail price for similar services and pricing determinations will differ between standard and non-standard service offerings. Each 4G MVNO will receive price protections in the form of certain terms and conditions that are designed to keep the Clearwire Communications offering market competitive with offerings to other similar resellers. Subject to certain qualifications, each 4G MVNO will be entitled to more favorable economic and non-economic terms for the wireless broadband services provided by Clearwire Communications or certain of its affiliates to any other reseller.

While each party will be responsible for procuring its own devices, Clearwire Communications will be obligated to provide commercially reasonable assistance in obtaining terms from device manufacturers that are more favorable than those terms that could be obtained independently. In addition, the 4G MVNO Agreement will include certain protections from any party’s exclusive arrangements with device manufacturers. Clearwire Communications will have the right to implement network controls as long as they are implemented consistently across the retail and wholesale base and notice was provided. Each 4G MVNO will be responsible for the relationship with the end user customer, pricing, care and billing with respect to the wireless broadband service. The 4G MVNO Agreement will provide for broad operational support capabilities that will be provided by Clearwire Communications.

Google and Intel and their respective controlled affiliates will have the option to become a party to the 4G MVNO Agreement under the same general terms as the 4G MVNOs. The 4G MVNO Agreement will have a five-year initial term with perpetual automatic five-year renewals, unless any 4G MVNO elects solely as to itself to provide notice of its intent not to renew at least 180 days prior to the end of the term then in effect. The 4G MVNO Agreement will further provide that Clearwire Communications cannot enter into any other agreement that contains exclusivity provisions that are binding on any 4G MVNO or its customers or otherwise limit any 4G MVNO’s ability to provide services to such 4G MNVO customers. Clearwire Communications will have customary indemnification obligations under the 4G MVNO Agreement. Clearwire Communications will be permitted to terminate the 4G MVNO Agreement with respect to any 4G MVNO on such other 4G MVNOs:

•	failure to pay undisputed amounts;

•	material breach; or

•	dissolution, bankruptcy or written admission of inability to pay debts.

If Intel becomes a party to the 4G MVNO Agreement, Clearwire Communications will also be permitted to terminate the 4G MVNO Agreement with respect to Intel if Clearwire Communications has the right to terminate the Intel Market Development Agreement (as defined below) between Intel and Clearwire Communications as a result of an event of default under the Intel Market Development Agreement. Each 4G MVNO will be permitted to terminate the 4G MVNO on Clearwire Communications’s:

•	material breach;

•	dissolution, bankruptcy or written admission of inability to pay debts; or

•	change in control (unless Sprint or any of its controlled affiliates is the surviving entity).

Sales Agreements

4G Authorized Sales Representative Agreement.  Clearwire has agreed to cause Clearwire Communications to enter into an authorized sales representative agreement, which we refer to as the 4G ASR Agreement, pursuant to which Sprint may act as a non-exclusive sales representative on behalf of Clearwire Communications, to solicit subscribers to purchase Clearwire Communications services. These subscribers will enter into service agreements with Clearwire Communications and will be customers of Clearwire Communications with respect to the services provided by Clearwire Communications. The 4G ASR Agreement will have an initial term of one year and will be extended beyond the initial one-year term only if neither party gives notice that it does not wish to extend the 4G ASR Agreement. The compensation payable by Clearwire Communications to the authorized sales representative will be negotiated before Closing.

3G National Retailer Agreement.  Sprint has agreed to cause Sprint Solutions, Inc. and other Sprint affiliated entities, which we refer to collectively as the Sprint Entities, to enter into a national retailer agreement, which we refer to as the 3G Retailer Agreement, pursuant to which Clearwire Communications may act as a non-exclusive sales representative on behalf of the Sprint Entities to solicit subscribers to purchase services from the Sprint Entities. These subscribers will enter into subscription agreements with Sprint Solutions, Inc. or another Sprint affiliate, and will be customers of such Sprint entity with respect to the services provided by Sprint. The 3G Retailer Agreement will have an initial term of one year and will be extended beyond the initial one-year term only if neither party gives notice that it does not wish to extend the 3G Retailer Agreement. The compensation payable by Sprint to Clearwire Communications for the activation of Sprint’s services will be negotiated before Closing.

Intel Market Development Agreement

Clearwire has agreed to cause Clearwire Communications to enter into a market development agreement with Intel, which we refer to as the Intel Market Development Agreement, pursuant to which Clearwire Communications will promote the use of certain notebook computers and mobile Internet devices on the New Clearwire network, and Intel would develop, market, sell and support WiMAX embedded chipsets for use in certain notebook computers and mobile Internet devices that may be used on the New Clearwire network. The Intel Market Development Agreement will last for a term of seven years from the date of the agreement, with Intel having the option to renew the agreement for successive one year terms up to a maximum of 13 additional years provided that Intel meets certain requirements. If Intel elects to renew the agreement for the maximum 20-year term, the agreement will thereafter automatically renew for successive one-year renewal periods until either party terminates the agreement. In addition, any time during the initial seven-year term, Intel may elect to become a party to the 4G MVNO Agreement or a party to both the 4G MVNO Agreement and the 3G MVNO Agreement. Any election with respect to the 4G MVNO Agreement must be on the same terms and conditions as those offered to the other 4G MNVOs, and includes an obligation on Intel to bundle additional services with WiMAX access service. If Intel elects to become a party to the 4G MVNO Agreement or a party to both the 4G MVNO Agreement and the 3G MVNO Agreement, and if such election is made in the first three years of the Intel Market Development Agreement, the Intel Market Development Agreement will terminate three years from the date of the agreement. If such election is made more than three years after the date of the Intel Market Development Agreement but before the end of the seventh year of the Intel Market Development Agreement, then the Intel Market Development Agreement will terminate at the time such election becomes effective.

Under the Intel Market Development Agreement, Clearwire Communications will pay to Intel a portion of the access revenues received from some retail customers using certain Intel-based notebook computers, or other mutually agreed on devices on the New Clearwire network, for a defined period of time, which we do not believe will have a significant impact on our profitability. Subject to certain qualifications, Clearwire Communications will also pay to Intel a one-time fixed payment for each new qualifying Intel-based device activated on Clearwire Communications’s network during the initial term. Intel has committed, subject to certain conditions and limitations, to help ensure, during a specified period, the commercial availability of notebook computers and mobile Internet devices that operate on the New Clearwire network. In addition, Intel will provide engineering and validation with respect to the use of certain notebook computers on the New Clearwire network, including supporting interoperability testing. Subject to a number of conditions, Intel has committed to spend, or cause others to spend, specified amounts on marketing within the first seven-year period, and Clearwire Communications will spend, or cause others to spend, set amounts on marketing within a specified time frame. Intel has agreed to develop a co-branding construct to promote the New Clearwire network and will also be obligated to conduct direct marketing and indirect marketing programs and activities. Clearwire Communications will commit to achieving a minimum POPs coverage during the initial term.

Under the Intel Market Development Agreement, for a period of three years, Clearwire Communications will not be permitted to commercially deploy any wireless broadband or data technology, except for WiMAX and complementary services (including Wi-Fi, for example). Clearwire Communications will be relieved of this restriction if WiMAX service does not meet the minimum performance requirements. The Intel Market Development Agreement will also provide that Intel and Clearwire Communications will become involved with Open Patent Alliance, LLC, an entity formed to protect and promote the global implementation of WiMAX and to create patent pools for licensing of patent claims essential to WiMAX technology, and make certain capital contributions when due to Open Patent Alliance, LLC. The Intel Market Development Agreement will be terminable by either party without penalty on default of the other party. Subject to certain conditions, either party will be permitted to transfer the agreement on the occurrence of a change in control.

Google/New Clearwire Agreements

Google Products and Services Agreement.  Clearwire has agreed to cause Clearwire Communications to enter into a products and services agreement with Google, which we refer to as the Google Products and Services Agreement, pursuant to which Clearwire Communications and Google will collaborate on a variety of products and services. Google will provide advertising services to Clearwire Communications for use with certain websites and devices, and Clearwire Communications will utilize these Google advertising services on an exclusive basis for its retail customers. Google will pay Clearwire Communications a percentage of the revenue that Google generates from these advertising services. Google will also provide a suite of hosted communications services, including email, instant messaging and calendar functionality, to New Clearwire for integration into New Clearwire’s desktop portal offering. Furthermore, Clearwire Communications will support the open-source Android platform, will work with Google to offer certain other Google applications, and will explore working with Google on a variety of other potential products and services. The Google Products and Services Agreement will have a term of three years.

Google Spectrum Agreement.  Clearwire has agreed to cause Clearwire Communications to enter into a spectrum agreement with Google, which we refer to as the Google Spectrum Agreement, pursuant to which Clearwire Communications will make available to Google certain of its excess 2.5 GHz spectrum in various markets, if Clearwire Communications determines there is any, for experimental usage by Google and for development of alternative applications by third parties operating under the direction and approval of New Clearwire and Google. The third-party use of New Clearwire’s spectrum beyond that used for WiMAX technology can not be utilized in a manner that will interfere with New Clearwire’s use of the its spectrum for WiMAX technology, and will be subject to availability. The revenue generated from the spectrum usage other than for WiMAX technology, if any, will be shared by Google and New Clearwire. The Google Spectrum Agreement provides for an initial term of five years from the date of the agreement. The Google Spectrum Agreement will be terminable by either party on default of the other party.

Clearwire Communications/Sprint Network Agreements

Master Site Agreement.  Clearwire has agreed to cause Clearwire Communications to enter into a master site agreement with Sprint, which we refer to as the Master Site Agreement, pursuant to which Sprint and Clearwire Communications will establish the contractual framework and procedures for the leasing of tower and antenna collocation sites to each other. Leases for specific sites will be negotiated by Sprint and Clearwire Communications on request by the lessee. The leased premises may be used by the lessee for any activity in connection with the provision of wireless communications services, including attachment of antennas to the towers at the sites. The term of the Master Site Agreement will be ten years from execution. The term of each lease for each specific site will be five years, but the lessee has the right to extend the term for up to an additional 20 years. The lessee will be responsible for payment of a monthly fee per site to the other party. The lessee is also responsible for the utility costs and for certain additional fees.

Master Agreement for Network Services.  Clearwire has agreed to cause Clearwire Communications to enter into a master agreement for network services with the Sprint Entities, which we refer to as the Master Agreement for Network Services, pursuant to which the Sprint Entities and Clearwire Communications will establish the contractual framework and procedures for Clearwire Communications to purchase network services from Sprint Entities. Clearwire Communications may order various services from the Sprint Entities, including IP network transport services, data center collocation, toll-free services and access to the following business platforms: voicemail, instant messaging services, location-based systems and media server services. Clearwire Communications will not be obligated to purchase these services from the Sprint Entities. The Sprint Entities will provide a service level agreement that is consistent with the service levels provided to similarly situated customers. Pricing will be specified in separate product attachments for each type of service; in general, the pricing is based on the mid-point between fair market value of the service and the Sprint Entities’ fully allocated cost for providing the service. The term of the Master Agreement for Network Services will be five years, but Clearwire Communications will have the right to extend the term for an additional five years.

IT Master Services Agreement.  Clearwire has agreed to cause Clearwire Communications to enter into an IT master services agreement with the Sprint Entities, which we refer to as the IT Master Services Agreement, pursuant to which the Sprint Entities and Clearwire Communications will establish the contractual framework and procedures for Clearwire Communications to purchase information technology, which we refer to as IT, application services from the Sprint Entities. Clearwire Communications may order various information technology application services from the Sprint Entities, including human resources applications, supply chain and finance applications, device management services, data warehouse services, credit/address check, IT help desk services, repair services applications, customer trouble management, coverage map applications, network operations support applications, and other services. The specific services requested by Clearwire Communications will be identified in Statements of Work to be completed by the Sprint Entities and Clearwire Communications. The Sprint Entities will provide service levels consistent with the service levels the Sprint Entities provide to their affiliates for the same services. Pricing will be specified in each separate Statement of Work for each type of service. The term of the IT Master Services Agreement will be five years, but Clearwire Communications will have the right to extend the term for an additional five years.

Subscription Agreement

Under a subscription agreement entered into between CW Investment Holdings LLC, which we refer to as CW Investment Holdings, and Clearwire, which we refer to as the Subscription Agreement, CW Investment Holdings will purchase, for an aggregate amount of $10 million, a number of shares of New Clearwire Class A Common Stock at the same per-share purchase price paid by the Investors under the Transaction Agreement, as such price is adjusted under the Transaction Agreement. The closing of the subscription will occur on the first business day following the adjustment date described in the Transaction Agreement or as soon thereafter as reasonably practicable and mutually agreed on. The obligations of the parties under the Subscription Agreement are subject to the closing of the Transactions and the determination of the post-closing adjustment to the purchase price paid by the Investors in accordance with the Transaction Agreement. Each party’s obligation under the Subscription Agreement will also be conditioned on the fulfillment of certain conditions, including the accuracy of each party’s respective representations and warranties. Each party must indemnify the other for any breaches of the terms of the Subscription Agreement. The Subscription Agreement terminates:

•	automatically on the termination of the Transaction Agreement;

•	on the mutual written agreement of the parties;

•	on notice by CW Investment Holdings to Clearwire or New Clearwire if the closing of the subscription has not occurred by the first anniversary of the date of the Subscription Agreement; and

•	on notice by CW Investment Holdings, on the one hand, or by Clearwire or New Clearwire, on the other hand, if the conditions to the closing of the subscription are incapable of being satisfied and have not been waived by the applicable party.

Under the Subscription Agreement, for so long as any member of CW Investment Holdings is a director of New Clearwire, New Clearwire must provide such director with a copy of any arrangement or agreement entered into with or on behalf of any other Founding Stockholder (as such term is defined in the New Clearwire Charter), board member, board observer, or officer of New Clearwire containing a waiver, supplement to or modification of any of the provisions regarding the allocation of corporate opportunities, competing with the business of New Clearwire and its subsidiaries or any other matters covered by Article 11 of the New Clearwire Charter. Such director, at his option, will be entitled to receive the benefit of any provisions in any such arrangement or agreement that are more favorable, as a whole, to persons party thereto than those set forth in the New Clearwire Charter or other existing arrangements to which such director may be subject. While CW Investment Holdings does not have a right under the Subscription Agreement to appoint a director to the board of directors of New Clearwire, it is possible that a member of CW Investment Holdings will be appointed to New Clearwire’s board of directors by a party to the Equityholders’ Agreement. Further, CW Investment Holdings will receive certain tag-along rights under the Equityholders’ Agreement and piggyback registration rights under the Registration Rights Agreement. See the sections titled “Certain Agreements Related to the Transactions — The Equityholders’ Agreement — Tag-Along Rights” and “Certain Agreements Related to the Transactions — Registration Rights Agreement,” respectively.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2008 and for the year ended December 31, 2007 give effect to the Transactions as if they were consummated on January 1, 2007 and includes all adjustments that give effect to events that are directly attributable to the Transactions, expected to have a continuing impact, and that are factually supportable. The unaudited pro forma condensed combined balance sheet as of June 30, 2008 gives effect to the Transactions and the Subscription Agreement as if they had been consummated on June 30, 2008 and includes all adjustments which give effect to events that are directly attributable to the Transactions and that are factually supportable. The notes to the unaudited pro forma condensed combined financial information describe the pro forma amounts and adjustments presented below.

The Transactions will be accounted for as a reverse acquisition with the Sprint WiMAX Business considered the accounting acquirer in accordance with U.S. GAAP. As a result, the Clearwire assets acquired and liabilities assumed as part of the Transactions will be recorded at fair value in purchase accounting, with the excess between the estimated purchase consideration and the fair value of the assets acquired and liabilities assumed allocated to goodwill. The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the preliminary allocation of the estimated purchase consideration to the identifiable tangible and intangible assets and liabilities of Clearwire. The allocation of the estimated purchase consideration is preliminary and based on valuations derived from significant estimates and assumptions by management. While management believes that its preliminary estimates and assumptions underlying the valuations are reasonable, different estimates and assumptions could have resulted in different valuations assigned to individual assets acquired and liabilities assumed, and the resulting amount of goodwill. In addition, the estimated purchase consideration itself is preliminary. The final purchase consideration will depend on the actual share price of New Clearwire Class A Common Stock as of the Closing. The number of shares issued to the Investors will be adjusted pursuant to the purchase price adjustment contemplated in the Transaction Agreement. The significant assumptions, including the estimated purchase consideration, are described in more detail in the notes to the unaudited pro forma condensed combined financial information. The final purchase accounting adjustments may be materially different from the preliminary pro forma adjustments presented herein. The purchase method of accounting under Statement of Financial Accounting Standards, which we refer to as SFAS, No. 141, “Business Combinations,” was applied based on management’s expectation that the Transactions will close in the fourth quarter of 2008. If the Transactions close subsequent to 2008, they will be accounted for under the new standard for business combinations in accordance with SFAS No. 141(R), “Business Combinations,” which may have significant impacts on the determination of the purchase consideration, the reporting of transaction costs, and the valuation of the assets acquired and liabilities assumed. Additionally, on January 1, 2009, New Clearwire will adopt SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” The new accounting standards will mainly impact the purchase accounting in the following areas:

•	transaction costs incurred by Sprint would not be included as a part of the purchase consideration; rather, these costs would be capitalized until SFAS No. 141(R) is applied at which time all such costs will be expensed. Any costs incurred subsequent to adoption of SFAS No. 141(R) will be expensed as incurred. Reference should be made to Note 1 of the Unaudited Pro Forma Condensed Combined Financial Information regarding the estimated transaction costs to be incurred by Sprint and included in the purchase consideration in accordance with SFAS No. 141; and

•	non-controlling interests held by the Investors would not be recorded between the liabilities and equity section; rather, these non-controlling interests would be recorded in equity.

In connection with the plan to integrate the operations of the Sprint WiMAX Business and Clearwire, management expects that certain non-recurring charges such as transaction costs and stock compensation expenses will be incurred. Management also expects that certain synergies might be realized due to operating efficiencies or future revenue synergies expected to result from the Transactions. However, the amount and extent of those synergies cannot be quantified at this time. Therefore, no pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information to reflect any such costs or benefits.

Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information that follows is presented for informational purposes only and is not intended to represent or be indicative of the combined results of operations or financial position that would have been reported had the Transactions been completed as of January 1, 2007 or June 30, 2008, and should not be taken as representative of the future consolidated results of operations or financial position of New Clearwire.

The following unaudited pro forma condensed combined balance sheet as of June 30, 2008 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2007 and the six months ended June 30, 2008 were prepared using (1) the audited financial statements of the Sprint WiMAX Business for the year ended December 31, 2007; (2) the unaudited condensed financial statements of the Sprint WiMAX Business as of and for the six months ended June 30, 2008; (3) the audited consolidated financial statements of Clearwire for the year ended December 31, 2007; and (4) the unaudited condensed consolidated financial statements of Clearwire as of and for the six months ended June 30, 2008, all included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information should be read in conjunction with these separate historical financial statements and accompanying notes thereto. The unaudited pro forma condensed combined financial information should also be read in conjunction with information contained in “Risk Factors,” “The Transactions” and “Selected Historical and Pro Forma Condensed Combined Financial Data” for each of Clearwire and the Sprint WiMAX Business, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of each of Clearwire and the Sprint WiMAX Business.

NEW CLEARWIRE CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of June 30, 2008

	Historical
		Assets not				Purchase
		Contributed				Accounting				New Clearwire
	Sprint	and Liabilities		Sprint WiMAX	Historical	and Investors’				Corporation
	WiMAX(2)	not Assumed(3)		as Adjusted	Clearwire	Contributions(4)		Other		Pro Forma
	(In thousands)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$—		$—	$349,350	$3,172,509	(4a)	$(263,187	)(3a),(5)	$3,258,672
Short-term investments	—	—		—	178,737	—		—		178,737
Restricted cash	—	—		—	1,183	—		—		1,183
Accounts receivable	—	—		—	4,818	—		—		4,818
Notes receivable, short-term	—	—		—	1,500	—		—		1,500
Inventory	—	—		—	3,258	—		—		3,258
Prepaids and other assets	7,645	—		7,645	32,117	—		—		39,762

Total current assets	7,645	—		7,645	570,963	3,172,509		(263,187)		3,487,930
Property, plant and equipment, net	822,095	(106,787	)(a)	715,308	632,766	(40,184	)(4b)	106,787	(3a)	1,414,677
Restricted cash	—	—		—	9,595	—		—		9,595
Long-term investments	—	—		—	64,766	—		—		64,766
Notes receivable, long-term	—	—		—	5,214	—		—		5,214
Prepaid spectrum license fees	263,952	—		263,952	519,201	—		—		783,153
Spectrum licenses and other intangible assets, net	2,517,390	—		2,517,390	495,894	781,954	(4c)	—		3,795,238
Favorable spectrum lease contracts	—	—		—	—	1,500,700	(4c)	—		1,500,700
Goodwill	—	—		—	38,763	768,486	(4e)	—		807,249
Investments in equity investees	—	—		—	12,288	24,452	(4d)	—		36,740
Other assets	8,635	(8,635	)(a)	—	29,239	(24,289	)(4f)	—		4,270
						(680	)(4g)

TOTAL ASSETS	$3,619,717	$(115,422)		$3,504,295	$2,378,689	$6,182,948		$(156,400)		$11,909,532

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$—	$156,400	(b)	$156,400	$101,359	$(6,649	)(4i)	$(156,400	)(5)	$94,710
Deferred rent-current	—	—		—	606	(606	)(4h)	—		—
Deferred revenue	—	—		—	11,985	—		—		11,985
Current portion of long-term debt	—	—		—	22,500	—	(4f)	—		22,500

Total current liabilities	—	156,400		156,400	136,450	(7,255)		(156,400)		129,195
Long-term debt	—	—		——	1,228,125	—	(4f)	—		1,228,125
Unfavorable spectrum lease contracts	—	—		—	—	75,700	(4c)			75,700
Deferred tax liabilities	692,058	(692,058	)(a)	—	45,986	213,849	(4g)	—		259,835
Other long-term liabilities	—	—		—	124,511	(81,662	)(4h)	—		42,849

Total liabilities	692,058	(535,658)		156,400	1,535,072	200,632		(156,400)		1,735,704
NON-CONTROLLING INTERESTS	—	—		—	11,499	7,386,547	(4j)	—		7,398,046
STOCKHOLDERS’ EQUITY
Equity	2,927,659	420,236		3,347,895	2,357,036	(2,929,149	)(4j)	—		2,775,782
Accumulated other comprehensive income, net	—	—		—	36,557	(36,557	)(4j)	—		—
Accumulated deficit	—	—		—	(1,561,475)	1,561,475	(4j)	—		—

Total stockholders’ equity	2,927,659	420,236		3,347,895	832,118	(1,404,231)		—		2,775,782

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,619,717	$(115,422)		$3,504,295	$2,378,689	$6,182,948		$(156,400)		$11,909,532

See the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information

NEW CLEARWIRE CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the six months ended June 30, 2008

	Historical						New Clearwire
	Sprint		Purchase				Corporation
	WiMAX(2)	Clearwire	Accounting(4)		Other		Pro Forma
	(In thousands, except per share data)

REVENUES	$—	$110,091	$—		$—		$110,091
OPERATING EXPENSES:
Cost of goods and services and network costs (exclusive of a portion of depreciation and amortization shown below):	52,438	80,367	—		8,507	(4h)	141,312
Selling, general and administrative expense	66,946	193,878	—		945	(4h)	261,769
Transaction related expenses	—	10,224	—		—		10,224
Research and development	—	1,030	—		—		1,030
Depreciation and amortization	16,302	56,986	(17,580	)(4b)	—		77,041
			21,333	(4c)
Spectrum lease expense	33,093	64,207	26,389	(4c)	—		122,292
			(1,397	)(4k)

Total operating expenses	168,779	406,692	28,745		9,452		613,668

OPERATING LOSS	(168,779)	(296,601)	(28,745)		(9,452)		(503,577)
OTHER INCOME (EXPENSE):
Interest income	—	12,298	—		—		12,298
Interest expense	—	(54,305)	—		3,186	(4f)	(51,119)
Foreign currency gains, net	—	691	—		—		691
Other-than-temporary impairment loss and realized loss on investments	—	(32,767)	—		—		(32,767)
Other income (expense), net	2,854	(1,209)	(1,397	)(4k)	—		248

Total other income (expense), net	2,854	(75,292)	(1,397)		3,186		(70,649)

LOSS BEFORE INCOME TAXES, NON-CONTROLLING INTERESTS AND LOSSES FROM EQUITY INVESTEES	(165,925)	(371,893)	(30,142)		(6,266)		(574,226)
Income tax provision	(11,078)	(3,584)	14,662	(4l)	—		—

LOSS BEFORE NON-CONTROLLING INTERESTS AND LOSSES FROM EQUITY INVESTEES	(177,003)	(375,477)	(15,480)		(6,266)		(574,226)
Non-controlling interests in net loss of consolidated subsidiaries	—	2,345	414,505	(4m)	4,554	(4m)	421,404
Losses from equity investees	—	(2,311)	—		—		(2,311)

NET LOSS	$(177,003)	$(375,443)	$399,025		$(1,712)		$(155,133)

Net loss per common share, basic		$(2.29)					$(0.82	)(6)

Net loss per common share, diluted		$(2.29)					$(0.85	)(6)

Weighted average common shares outstanding, basic		164,096					189,773

Weighted average common shares outstanding, diluted		164,096					694,773

See the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information

NEW CLEARWIRE CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the year ended December 31, 2007

	Historical						New Clearwire
	Sprint		Purchase				Corporation
	WiMAX(2)	Clearwire	Accounting(4)		Other		Pro Forma
	(In thousands, except per share data)

REVENUES	$—	$151,440	$—		$—		$151,440
OPERATING EXPENSES:
Cost of goods and services and network costs (exclusive of a portion of depreciation and amortization shown below):	48,865	107,281	—		49,414	(4h)	205,560
Selling, general and administrative expense	99,490	360,666	—		5,490	(4h)	465,646
Research and development	—	1,397	—		—		1,397
Depreciation and amortization	3,979	84,694	16,761	(4b)	—		149,980
			44,546	(4c)
Spectrum lease expense	60,051	96,417	52,778	(4c)	—		206,452
			(2,794	)(4k)

Total operating expenses	212,385	650,455	111,291		54,904		1,029,035

OPERATING LOSS	(212,385)	(499,015)	(111,291)		(54,904)		(877,595)
OTHER INCOME (EXPENSE):
Interest income	—	65,736	—		—		65,736
Interest expense	—	(96,279)	—		2,857	(4f)	(93,422)
Foreign currency gains, net	—	363	—		—		363
Loss on extinguishment of debt	—	(159,193)	—		—		(159,193)
Other-than-temporary impairment loss and realized loss on investments	—	(35,020)	—		—		(35,020)
Other income (expense), net	4,022	1,801	(2,794	)(4k)	—		3,029

Total other income (expense), net	4,022	(222,592)	(2,794)		2,857		(218,507)

LOSS BEFORE INCOME TAXES, NON-CONTROLLING INTERESTS AND LOSSES FROM EQUITY INVESTEES	(208,363)	(721,607)	(114,085)		(52,047)		(1,096,102)
Income tax provision	(16,362)	(5,427)	21,789	(4l)	—		—

LOSS BEFORE NON-CONTROLLING INTERESTS AND LOSSES FROM EQUITY INVESTEES	(224,725)	(727,034)	(92,296)		(52,047)		(1,096,102)
Non-controlling interests in net loss of consolidated subsidiaries	—	4,244	762,276	(4m)	37,831	(4m)	804,351
Losses from equity investees	—	(4,676)	—		—		(4,676)

NET LOSS	$(224,725)	$(727,466)	$669,980		$(14,216)		$(296,427)

Net loss per common share, basic		$(4.58)					$(1.56	)(6)

Net loss per common share, diluted		$(4.58)					$(1.62	)(6)

Weighted average common shares outstanding, basic		158,737					189,773

Weighted average common shares outstanding, diluted		158,737					694,773

See the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Notes to New Clearwire Corporation

Unaudited Pro Forma Condensed Combined Financial Information

1.	Basis of Presentation

On May 7, 2008, Clearwire, Sprint and the Investors entered into the Transaction Agreement, pursuant to which Clearwire and Sprint agreed to combine their respective WiMAX businesses, in conjunction with a $3.2 billion capital contribution from the Investors. Following the closing of the Transactions, CW Investment Holdings will invest $10.0 million in New Clearwire. Concurrent with the closing of the Transactions, New Clearwire will enter into commercial agreements with each of the Investors, which will establish the framework for development of the WiMAX business.

Upon completion of the Transactions, Sprint will own the largest interest in New Clearwire with an effective voting and economic interest in New Clearwire and its subsidiaries of approximately 51% on a fully-diluted basis, based on the initial purchase price of $20.00 per share and assuming no post-closing adjustment. The Transactions will be accounted for under SFAS No. 141 as a reverse acquisition with the Sprint WiMAX Business deemed to be the acquirer.

Purchase Consideration

As a result of the Transactions, Clearwire’s net assets will be acquired and each share of Clearwire Class A Common Stock will be exchanged for one share of New Clearwire Class A Common Stock, and each option and warrant to purchase shares of Clearwire Class A Common Stock and each share of restricted stock will be exchanged for an option or warrant to purchase the same number of shares of New Clearwire Class A Common Stock, or a restricted share of New Clearwire Class A Common Stock, as applicable.

The total purchase consideration to acquire Clearwire has been estimated as approximately $3.6 billion, as follows (in thousands, except per share amount):

Number of shares of Clearwire Class A Common Stock exchanged in the Transactions(i)	164,273
Implied value per share of New Clearwire Class A Common Stock(ii)	$20

Fair value of Clearwire Class A Common Stock exchanged	$3,285,466
Fair value adjustment for Clearwire stock options exchanged(iii)	179,224
Fair value adjustment for restricted stock and restricted stock units exchanged(iv)	12,314
Fair value adjustment for warrants exchanged(v)	154,637
Estimated transaction costs(vi)	45,635
Net loss from settlement of pre-existing relationships (vii)	(42,000)

Preliminary estimated fair value of purchase consideration for Clearwire	$3,635,276

(i)	The number of shares of Clearwire Class A Common Stock exchanged in the Transactions assumes the completion of the Conversion before the closing of the Transactions. This number reflects the total issued and outstanding shares of Clearwire Class A Common Stock and Clearwire Class B Common Stock as of June 30, 2008.

(ii)	The purchase consideration to acquire Clearwire was determined based on the fair value of New Clearwire Common Stock. The fair value of New Clearwire Common Stock was estimated using the initial price at which the cash contributions will be made by the Investors on the closing of the Transactions, which is estimated to be $20.00 per share. However, the number of shares issued to the Investors is subject to a post-closing adjustment based on the trading prices of New Clearwire Class A Common Stock on NASDAQ over 15 randomly-selected trading days during the 30-day period ending on the 90th day after the closing of the Transactions, with a floor of $17.00 per share and a cap of $23.00 per share.

(iii)	In accordance with the Transaction Agreement, all Clearwire stock options issued and outstanding at the closing of the Transactions will be exchanged on a one-for-one basis for New Clearwire stock options

Notes to New Clearwire Corporation

Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

with equivalent terms. The fair value of the vested stock options exchanged is included in the calculation of purchase consideration using a Black-Scholes option pricing model.

(iv)	In accordance with the Transaction Agreement, all Clearwire restricted stock and restricted stock units issued and outstanding at the closing of the Transactions will be exchanged on a one-for-one basis for New Clearwire restricted stock and restricted stock units, respectively with equivalent terms. The fair value of the portion of vested restricted stock and restricted stock units exchanged is included in the calculation of purchase consideration at a fair value equal to an unrestricted share.

(v)	In accordance with the Transaction Agreement, all Clearwire warrants issued and outstanding at the closing of the Transactions will be exchanged on a one-for-one basis for New Clearwire warrants with equivalent terms. The fair value of the warrants exchanged is included in the calculation of purchase consideration using a Black-Scholes option pricing model.

(vi)	Estimated transaction costs incurred by Sprint will be included in the purchase consideration. Included in the estimate of total transaction costs are $40.0 million in investment banking fees and $5.6 million in other professional fees.

(vii)	Before the Closing, Sprint leases spectrum to Clearwire through various spectrum lease arrangements. As part of the Transactions, Sprint will contribute both the spectrum lease agreements and the spectrum assets underlying those agreements to the Sprint WiMAX Business. As a result of the Closing of the Transactions, the spectrum lease agreements are effectively terminated, and the settlement of those agreements is accounted for as a separate element apart from the business combination. The settlement gain or loss to be recognized from the termination is valued based on the amount by which the agreements are favorable or unfavorable to the Sprint WiMAX Business as compared to current market rates. Based on preliminary estimates, the spectrum lease agreements are considered to be unfavorable to the Sprint WiMAX Business (as accounting acquirer) by approximately $42.0 million on a net basis. As such, the Sprint WiMAX Business will reduce the purchase consideration paid and record a non-recurring loss of approximately $42.0 million related to the settlement of the unfavorable spectrum lease agreements.

The fair value amounts for Clearwire Class A Common Stock, stock options, restricted stock and restricted stock units and warrants were estimated using the $20.00 per share price as discussed in (ii) above. Based on the $17.00 to $23.00 range, the total purchase consideration could range from $3.1 billion to $4.2 billion, respectively.

Commercial Agreements

In connection with the Transactions, Clearwire has agreed to cause New Clearwire or its subsidiaries to enter into several commercial agreements with Sprint and certain of the Investors relating to, among other things, resales by Clearwire Communications and certain Investors of bundled 2G and 3G wireless communications services from Sprint, resale by Sprint and certain Investors of New Clearwire’s 4G wireless communications services, most favored reseller status with respect to economic and non-economic terms of certain service agreements, collective development of new 4G wireless communications services, creation of desktop and mobile applications of the New Clearwire network, the embedding of WiMAX chips into various New Clearwire network devices, the development of internet services and protocols and other infrastructure agreements such as access rights to Sprint owned or leased towers. Management has performed a preliminary assessment of these commercial agreements to consider whether any adjustments were deemed necessary. The following factors, among others, were considered in the assessment: the lack of a developed market for 4G services, the variability of pricing terms in light of future market conditions, the arms-length nature of negotiated terms, and market participant perspectives. Based on the assessment of these agreements, no separate asset, liability, revenue or expense has been recorded in these unaudited pro forma condensed combined financial information to reflect the nature of the commercial agreements nor were any purchase price adjustments deemed necessary given the information that is available to date.

Notes to New Clearwire Corporation

Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

Purchase Price Allocation

The following table sets forth a preliminary allocation of the estimated purchase consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of Clearwire, with the excess recorded as goodwill, assuming that the Transactions closed on June 30, 2008.

Fair Value of Net
Assets Acquired
(In thousands)

Current assets acquired	$570,963
Property, plant and equipment	592,582
Other non-current assets	639,786
Intangible assets	1,277,848
Favorable spectrum lease contracts	1,500,700
Goodwill	807,249
Assumed debt	(1,250,625)
Current liabilities less current portion of debt	(113,344)
Unfavorable spectrum lease contracts	(75,700)
Deferred tax liability	(259,835)
Other non-current liabilities and non-controlling interests	(54,348)

Total purchase price	$3,635,276

For property, plant and equipment and intangible assets, including spectrum lease contracts, preliminary estimates were based on the midpoint of a range of fair values. Three different valuation methodologies were used in estimating the fair value ranges of the aforementioned assets: (i) the income approach, (ii) the market approach and (iii) the cost approach. In estimating the fair values, consideration has also been given to both the intent of New Clearwire with respect to whether the assets contributed by Clearwire will be held, sold or abandoned, and certain assumptions that management believes would be made by market participants.

The actual adjustments to the consolidated financial statements upon the closing of the Transactions will be based on Clearwire’s net assets acquired as of that date and will depend on a number of factors, which cannot be predicted with any certainty. The purchase price allocation may change materially based upon the receipt of more detailed information and upon closing of the Transactions. Therefore, the actual allocations will differ from the pro forma adjustments presented and may differ materially.

2.	Historical Sprint WiMAX Financial Information

These amounts have been derived from the historical audited statement of operations of the Sprint WiMAX Business for the year ended December 31, 2007 and the historical unaudited balance sheet and statement of operations of the Sprint WiMAX Business as of and for the six months ended June 30, 2008, each included elsewhere in this proxy statement/prospectus. Certain adjustments have been made to conform line item presentation in the unaudited pro forma condensed combined financial information.

Notes to New Clearwire Corporation

Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

3.	Adjustments to Historical Sprint WiMAX Financial Information

a. These adjustments relate to amounts that were included on the unaudited historical balance sheet of the Sprint WiMAX Business as of June 30, 2008 prepared on a carve-out basis that will not be contributed to New Clearwire. Specifically, these amounts include the following items:

(i) Sprint WiMAX Business’ deferred tax liabilities will not be transferred to New Clearwire. Therefore, the existing balance of the Sprint WiMAX Business’ deferred tax liabilities is not included in the unaudited pro forma condensed combined balance sheet for New Clearwire.

(ii) Included in the Sprint WiMAX Business historical financial statements is $106.8 million related to WiMAX equipment purchased from Samsung Telecommunications America LLC, which we refer to as Samsung Telecom, under a Master Supply Agreement between Sprint/United Management Company and Samsung Telecom. Under the terms of the Transaction Agreement, New Clearwire will be required to purchase this equipment within 12 months of the Closing of the Transactions, for a purchase price equal to Sprint’s cost in that equipment. A pro forma adjustment in the amount of $106.8 million has been included to remove the balance from the Sprint WiMAX Business financial statement assets transferred to New Clearwire. A separate entry has been recorded to reflect the subsequent purchase of the equipment from Sprint in the “other” column. Additionally, New Clearwire will be required to purchase additional Samsung Telecom WiMAX equipment under the terms of the original Master Supply Agreement up to a total purchase price, including the equipment referenced above, of $167.0 million over the 12-month period subsequent to the Closing of the Transactions. No adjustment has been recorded to reflect these future purchases.

(iii) Sprint WiMAX Business’ capitalized transaction costs will not be transferred to or reimbursed by New Clearwire. This adjustment removes the capitalized transaction costs. However, this amount is included in the $45.6 million of the estimated transaction costs that are included in the purchase consideration calculation (see Note 1 — Purchase Consideration).

b. Represents the reclassification of $155.0 million pre-closing financing and the accrual of interest of $1.4 million from business equity to accrued expenses. The $155.0 million was provided by Sprint to finance the operations of the Sprint WiMAX Business between April 1, 2008 and the Closing of the Transactions. This balance will be assumed by Sprint Sub at the Closing of the Transactions. See Note 5 for further details.

4.	Pro Forma Adjustments related to Purchase Accounting and Investors’ Contributions

a. Represents the total of $3.2 billion cash to be contributed by the following investors on the date of closing, net of estimated transaction fees of $37.5 million expected to be paid by New Clearwire, upon the consummation of the Transactions and the investment by CW Investment Holdings (in thousands):

Comcast	$1,050,000
Intel	1,000,000
Time Warner Cable	550,000
Bright House Networks	100,000
Sprint	37

Cash proceeds from investments in Clearwire Communications	2,700,037

Google	500,000
CW Investment Holdings	10,000

3,210,037
Less: Total estimated transaction fees to be incurred by Clearwire of $41.1 million less fees already paid of $3.6 million	(37,528)

Net cash proceeds	$3,172,509

Notes to New Clearwire Corporation

Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

b. Represents the decrease in value resulting from the preliminary allocation of purchase price to property, plant and equipment. Management determined the fair value of Clearwire’s property, plant and equipment to be $592.6 million compared to its carrying value of $632.8 million as of June 30, 2008.

The adjustments to the unaudited pro forma condensed combined statements of operations represent adjustments to record depreciation and amortization expense related to the new basis of property, plant and equipment, which have been recorded at their estimated fair value on a pro forma basis and will be depreciated and amortized over the estimated remaining useful lives on a straight-line basis.

The following table illustrates the estimated remaining useful lives that management has assumed for each class of property, plant and equipment in arriving at the pro forma adjustment.

Estimated Remaining
Useful Life
(Years)

Network and base station equipment	5
Customer premise equipment	1
Furniture, fixtures and equipment	2
Leasehold improvements	The lesser of the leasehold agreement or 5

c. Represents the adjustments to record the fair value of identifiable intangible assets on a pro forma basis as of June 30, 2008, and the related adjustments to amortization and spectrum lease expense calculated on a straight-line basis for the six months ended June 30, 2008 and the year ended December 31, 2007. These identifiable intangible assets include:

•	Existing technology — Represents Clearwire’s BOSS Billing System software code, which relates to the IntralSP software business, and has been determined to have an estimated useful life of approximately four years.

•	Customer relationships — Represents relationships with software customers of our IntraISP software business which have been determined to have a useful life of approximately four years.

•	Owned spectrum licenses — Represents Clearwire’s (i) domestic owned 2.5 GHz FCC licenses, which have been determined to have an indefinite useful life; and (ii) internationally owned licenses, some of which have been determined to have an indefinite useful life, and some of which have estimated useful lives in a range from five to 21 years.

•	Subscriber relationships — Represents relationships with the U.S. domestic subscribers that will have an estimated useful life of approximately seven years, while those relating to the international business will have an estimated useful life of approximately four years.

•	Trademarks — Represents the Clearwire brand that has been estimated to have a useful life of approximately 15 years.

•	Favorable/unfavorable spectrum lease contracts — Represents Clearwire’s domestic spectrum lease contracts for 2.5 GHz FCC licenses that have remaining useful lives that are dependent on the terms of the lease. These terms, some of which include expected renewal periods, have a weighted average remaining useful life of 27 years.

Notes to New Clearwire Corporation

Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

	Net Book	Estimated Fair		Estimated
	Value	Value	Pro Forma	Remaining Useful
Spectrum Leases and Other Intangibles	at June 30, 2008	at June 30, 2008	Adjustment	Life
				(Years)
	(In thousands)

Existing technology	$2,969	$2,969	$—	4
Customer relationships	3,979	3,979	—	4
Patents and other	1,089	—	(1,089)	n/a
Owned spectrum-international	76,761	136,700	59,939	5 to 21
Owned spectrum-international	13,000	36,700	23,700	Indefinite
Owned spectrum-U.S. domestic	398,096	850,000	451,904	Indefinite
Subscriber relationships-international	—	15,000	15,000	4
Subscriber relationships-U.S. domestic	—	212,500	212,500	7
Trademarks	—	20,000	20,000	15

	495,894	1,277,848	781,954
Favorable spectrum lease contracts	—	1,500,700	1,500,700	27
Unfavorable spectrum lease contracts	—	(75,700)	(75,700)	27

	$495,894	$2,702,848	$2,206,954

Indefinite lived intangible assets are not subject to amortization but will be tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired.

d. Represents the adjustment to record the fair value of the equity method investment in MVS Net S.A. de C.V. of $36.7 million as of June 30, 2008.

e. Represents the adjustment to record goodwill resulting from the Transactions and the elimination of the historical goodwill balance. Goodwill represents the excess of the estimated purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed. See determination of the goodwill in the table relating to the preliminary allocation of the estimated purchase consideration in Note 1 above. Goodwill resulting from the acquisition is considered an indefinite lived asset and is not subject to amortization. The goodwill will be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

f. Represents the write-off of deferred financing fees of $24.3 million as a result of the application of purchase accounting. Amortization of the deferred financing fees, in the amount of $3.2 million and $2.9 million for the six months ended June 30, 2008 and the year ended December 31, 2007, respectively, has been reversed as if the Transactions were consummated on January 1, 2007.

The closing of the Transactions would result in an event of default under the current terms of the credit agreement underlying the senior term loan facility unless the prior consent of the lenders is obtained. The occurrence of an event of default would permit the lenders under the credit agreement to accelerate the maturity of the loans. However, as described elsewhere in this proxy statement/prospectus, it is a condition to the parties’ obligations to complete the Transactions that the lenders under the senior term loan facility first consent to the Transactions or that the senior term loan facility be refinanced by Clearwire. Accordingly, it has been assumed for purposes of preparing the unaudited pro forma condensed combined financial information that the condition to closing of the Transactions will be satisfied and that the loans under the senior term loan facility will remain outstanding over the same term after the Closing. On that basis, management has estimated the fair value of the outstanding debt at Closing to be equal to its face value.

If we obtain the consent of the lenders under the credit agreement or refinance the senior term loan facility prior to the Closing, such action is likely to result in significant additional fees being paid to the

Notes to New Clearwire Corporation

Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

lenders or in changes to the terms of the credit agreement, including potential increases in the interest rate payable on the loans. A refinancing of the senior term loan facility would require us to prepay the existing loans, which the credit agreement permits at a price equal to 101% of face value. As the terms of any consent or refinancing are currently unknown, no adjustment has been made to the unaudited pro forma condensed combined financial information for the effect of any consent or refinancing.

g. Represents adjustments to reflect the recognition of deferred tax assets and liabilities as a result of recording the acquired assets and assumed liabilities of Clearwire at their fair value. New Clearwire records a deferred tax balance based on the difference between the basis for U.S. GAAP and tax purposes of its investment in the partnership. A valuation allowance is recorded for deferred tax assets in excess of the tax-effected taxable temporary differences that are expected to reverse, as their realization is not deemed to be more likely than not.

h. Represents the elimination of (i) the tower and site lease deferred liability of $38.3 million and $0.6 million, which is the difference between the rent expense on a straight-line basis and the actual rent payable; and (ii) the deferred rent liability on spectrum lease of $43.4 million, which is the difference between the rent expense on a straight-line basis and the actual rent payable. These do not represent liabilities that will be assumed by New Clearwire.

Rent expense has been recalculated after the Transactions on a straight-line basis. The difference between the historical rent expense and the pro forma straight-line rent expense is $9.5 million for the six months ended June 30, 2008 and $54.9 million for the year ended December 31, 2007. Clearwire entered into a significant number of new lease agreements during the last month of 2007. For pro forma purposes, the leases are assumed to have been outstanding for the entire year. These pro forma adjustments are classified as “Cost of goods and services and network costs” and “Selling, general and administrative expense” depending on the use of the leased item.

i. Represents the net reduction of the transaction costs balance. As of June 30, 2008, Clearwire has accrued $6.6 million of transaction related costs on its historical financial statements. Management expects to incur an additional $30.9 million of transaction costs, which include investment banking fees of $27.0 million and other professional fees of $3.9 million. Upon the consummation of the Transactions, New Clearwire will pay the $37.5 million accrued balance with proceeds received.

j. Represents the elimination of Clearwire equity balances as a result of the Transactions being accounted for as a reverse acquisition as described above and the recording of the 72.7% non-controlling interests in the Clearwire Communications subsidiary. New Clearwire will consolidate Clearwire Communications, and the Clearwire Communications Class B Common Interests represent the non-controlling interests in the consolidated subsidiary. The total non-controlling interests is calculated by multiplying the Clearwire Communications Class B Common Interests ownership percentage by Clearwire Communications’s net equity immediately after the Transactions are complete. Clearwire Communications’s net equity is equal to the sum of: (i) cash contributions made by the Investors, (ii) the fair value of Clearwire’s net assets as determined in purchase accounting, and (iii) the Sprint WiMAX Business net assets contributed at their historical carryover basis.

k. Represents the elimination of the inter-company revenues and related expenses associated with the historical agreements between the Sprint WiMAX Business and Clearwire where Clearwire leases spectrum licenses from the Sprint WiMAX Business. The revenues and related expenses were $2.8 million in the year ended December 31, 2007 and $1.4 million in the six months ended June 30, 2008.

l. Represents the adjustment to the pro forma income tax expense for each period which was determined by computing the pro forma effective tax rates for each period, giving effect to the Transactions. New Clearwire expects to generate net operating losses for tax purposes into the foreseeable future and thus has recorded a valuation allowance for the deferred tax assets not expected to be realized. For the year ended

Notes to New Clearwire Corporation

Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

December 31, 2007 and for the six months ended June 30, 2008, no tax benefit was recognized as a full valuation allowance is recorded on the current losses.

m. Represent the allocation of a portion of the pro forma combined net loss to the non-controlling interests in consolidated subsidiaries based on the Clearwire Communications Class B Common Interests’ ownership in Clearwire Communications upon completion of the Transactions. This adjustment is based on pre-tax loss because income tax consequences associated with any loss allocated to the Clearwire Communications Class B Common Interests will be incurred directly by the Investors (other than Google) and by Sprint.

As the Investors and Sprint do not have an obligation to fund any deficit of Clearwire Communications that may arise in the future, losses to the non-controlling interests will only be allocated to the extent that such allocation would not result in a deficit balance for the non-controlling interests on the unaudited pro forma condensed combined balance sheet. The non-controlling interests did not have a deficit balance as of the date of the unaudited pro forma condensed combined balance sheet.

5.	Sprint Pre-Closing Financing Agreement

The Sprint WiMAX Business will assume the liability for the Sprint Financing Amount provided by Sprint to finance the operations of the Sprint WiMAX Business between April 1, 2008 and the closing of the Transactions, as described under the heading “The Transaction Agreement — Sprint Pre-Closing Financing” elsewhere in this proxy statement/prospectus. If the Sprint Financing Amount is less than or equal to $213.0 million, New Clearwire will be required to repay the outstanding amount in cash to Sprint on the first business day after closing. If the Sprint Financing Amount is greater than $213.0 million but less than or equal to $426.0 million, New Clearwire will be required to pay $213.0 million in cash to Sprint with the remainder to be repaid in the form of a secured promissory note issued to Sprint (or its subsidiaries). Finally, if the Sprint Financing Amount is greater than $426.0 million, New Clearwire will be required to pay 50% of the amount in cash to Sprint and 50% in the form of a promissory note issued to Sprint (or its subsidiaries) on the terms described above. The amount of the Sprint Financing Amount as of June 30, 2008 was $156.4 million (including accrued interest of $1.4 million). Accordingly, this adjustment reflects the payment of cash of $156.4 million to Sprint.

6.	Pro Forma Loss per Share

The New Clearwire combined pro forma net loss per share assumes that the New Clearwire Common Stock to be issued to Sprint and the Investors in the Transactions was outstanding from the beginning of the periods presented. Accordingly, the weighted average shares outstanding for New Clearwire reflects: (i) the Conversion; (ii) the New Clearwire Class A Common Stock exchanged for Clearwire Class A Common Stock in the Merger, (iii) the sale of New Clearwire Class A Common Stock to Google and CW Investment Holdings, (iv) the sale of New Clearwire Class B Common Stock and Clearwire Communications Class B Common Interests to the Investors (other than Google); and (v) the issuance of New Clearwire Class B Common Stock and Clearwire Communications Class B Common Interests to Sprint in the Contribution. The shares of New Clearwire Class B Common Stock have nominal equity rights. These shares have no right to dividends of New Clearwire and no right to any proceeds on liquidation other than the par value of New Clearwire Class B Common Stock. However, the holders of the New Clearwire Class B Common Stock will be allocated income (loss) in the New Clearwire consolidated financial statements in accordance with their Clearwire Communications Class B Common Interests.

Notes to New Clearwire Corporation

Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

The following table presents the pro forma number of New Clearwire shares outstanding as if the Transactions had been consummated on January 1, 2007 (in thousands):

	Basic	Diluted

New Clearwire Class A Common Stock held by existing stockholders(i)	164,273	164,273
New Clearwire Class A Common Stock sold to Google(i)	25,000	25,000
New Clearwire Class A Common Stock sold to CW Investment Holdings(i)	500	500
New Clearwire Class B Common Stock issued to Sprint(ii)	—	370,000
New Clearwire Class B Common Stock sold to Comcast(ii)	—	52,500
New Clearwire Class B Common Stock sold to Intel(ii)	—	50,000
New Clearwire Class B Common Stock sold to Time Warner Cable(ii)	—	27,500
New Clearwire Class B Common Stock sold to Bright House Networks(ii)	—	5,000

Weighted average New Clearwire Class A Common Stock outstanding	189,773	694,773

(i)	Shares outstanding related to New Clearwire Class A Common Stock held by Clearwire stockholders has been derived from the sum of the number of shares of Clearwire Class A Common Stock and Clearwire Class B Common Stock issued and outstanding at June 30, 2008, and subject to conversion of each share of Clearwire Class A Common Stock and Clearwire Class B Common Stock into the right to receive one share of New Clearwire Class A Common Stock.

The basic weighted average shares outstanding related to New Clearwire Class A Common Stock are the shares issued in the Transactions and assumed to be outstanding for the entire period for which loss per share is being calculated.

The computation of pro forma diluted New Clearwire Class A Common Stock outstanding for the six months ended June 30, 2008 and the year ended December 31, 2007 did not include the effects of the following options, shares of nonvested restricted stock, restricted stock units and warrants, as the inclusion of these securities would have been anti-dilutive (in thousands):

	Six Months Ended	Year Ended
	June 30, 2008	December 31, 2007

New Clearwire Class A Common Stock subject to outstanding warrants	18,517	18,064
New Clearwire Class A Common Stock subject to outstanding stock options	18,213	14,249
New Clearwire Class A Common Stock subject to outstanding nonvested restricted stock	41	63
New Clearwire Class A Common Stock subject to outstanding restricted stock units	699	101

	37,470	32,477

(ii)	Holders of New Clearwire Class B Common Stock will be entitled at any time to exchange one share of New Clearwire Class B Common Stock, in combination with one Clearwire Communications Class B Common Interest, for one share of New Clearwire Class A Common Stock.

As a result of the post-closing purchase price adjustment contemplated in the Transaction Agreement, Clearwire Communications may be required to issue additional Clearwire Communications Class B Common Interests and shares of New Clearwire Class B Common Stock or repurchase (for no consideration) certain Clearwire Communications Class B Common Interests and shares of New Clearwire Class B Common Stock. The calculation of pro forma diluted loss per share for the six months ended June 30, 2008 and the year ended

Notes to New Clearwire Corporation

Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

December 31, 2007 did not include the effects of the potential issuance of additional Clearwire Communications Class B Common Interests and shares of New Clearwire Class B Common Stock because such amounts will be indeterminable until after closing.

Shares of New Clearwire Class B Common Stock have no impact on pro forma basic net loss per share because they do not participate in net income (loss) or distributions. However, the hypothetical exchange of Clearwire Communications Class B Common Interests together with New Clearwire Class B Common Stock for New Clearwire Class A Common Stock may have a dilutive effect on pro forma diluted loss per share due to certain tax effects. As previously mentioned, that exchange would result in a decrease to the non-controlling interests and a corresponding increase in net loss attributable to the New Clearwire Class A Common Stock. Further, to the extent that all of the Clearwire Communications Class B Common Interests and New Clearwire Class B Common Stock are converted to New Clearwire Class A Common Stock, the partnership structure will not exist and New Clearwire will recognize a tax provision related to indefinite lived intangible assets. Net loss available to holders of New Clearwire Class A Common Stock, assuming conversion of the Clearwire Communications Class B Common Interests and New Clearwire Class B Common Stock, is as follows (in thousands):

	Six Months
	Ended	Year Ended
	June 30,	December 31,
	2008	2007

Pro forma net loss	$(155,133)	$(296,427)
Non-controlling interests in net loss of consolidated subsidiaries	(421,404)	(804,351)
Less: Pro forma tax adjustment resulting from creation of LLC	(14,662)	(21,789)

Net loss available to all stockholders, assuming the exchange	$(591,199)	$(1,122,567)

The pro forma net loss per share available to holders of New Clearwire Class A Common Stock on a basic and diluted basis is calculated as follows (in thousands, except per share amounts):

	Six Months		Year Ended
	Ended June 30, 2008		December 31, 2007
	Basic	Diluted	Basic	Diluted

Pro forma net loss available to holders of New Clearwire Class A Common Stock	$(155,133)	$(591,199)	$(296,427)	$(1,122,567)
Weighted average New Clearwire Class A Common Stock outstanding	189,773	694,773	189,773	694,773

Basic and diluted pro forma net loss per share of New Clearwire Class A Common Stock	$(0.82)	$(0.85)	$(1.56)	$(1.62)

The change in diluted loss per share is due to the hypothetical loss of partnership status for Clearwire Communications upon conversion of all Clearwire Communications Class B Common Interests and the conversion of the non-controlling interests as discussed above.

7.	Non-recurring Charges

Article 11 of Regulation S-X requires that pro forma adjustments reflected in the unaudited pro forma statement of operations have a continuing impact on the results of operations. The following charges are reflected only in the unaudited pro forma condensed combined balance sheet information (as changes to stockholders’ equity and/or accruals/outlays of cash) as such charges will be incurred at the time of the Transactions and are not expected to have an ongoing impact on the results of operations after the Transactions.

Notes to New Clearwire Corporation

Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

Transaction Costs

Clearwire estimates that it will incur approximately $41.1 million in transaction costs for services provided by the investment banks and other professional service providers in connection with the Transactions. Of the total of $41.1 million, $3.6 million has been paid and $6.6 million accrued in the historical consolidated financial statements of Clearwire as of June 30, 2008. Of the remaining $30.9 million, $27.0 million of investment banking fees is contingent on the closing of the Transactions. These additional costs have not been reflected in the unaudited pro forma condensed combined statements of operations.

Stock Compensation

The accelerated vesting of certain members of management’s stock options results in a one-time charge of approximately $44.9 million. This charge has not been reflected in the unaudited pro forma condensed combined financial information.

Settlement of Pre-existing Relationships

The settlement of pre-existing spectrum lease agreements between the Sprint WiMAX Business and Clearwire as a result of purchase accounting results in a one-time charge of approximately $42.0 million on a net basis. This charge has not been reflected in the unaudited pro forma condensed combined statement of operations. Reference should be made to Note 1 of the unaudited pro forma condensed combined financial information for more information on this non-recurring charge.

COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS

After the completion of the Transactions, stockholders of Clearwire will become stockholders of New Clearwire and will become subject to the New Clearwire Charter and the New Clearwire Bylaws. In addition, New Clearwire, Sprint, Eagle River, and the Investors will enter into the Equityholders’ Agreement which will govern certain rights of the parties thereto and modify the rights of those stockholders under the New Clearwire Charter and New Clearwire Bylaws, forms of which are attached to this proxy statement/prospectus as Annexes B and F, respectively. After the completion of the Transactions, Sprint, Eagle River and the Investors will own approximately 49% to 52%, 5% and 25% to 30%, respectively, of the voting power of New Clearwire and, as a group, will have the ability to control New Clearwire.

While there are substantial similarities between the charters and bylaws of Clearwire and New Clearwire, some differences do exist, including differences resulting from provisions of the Equityholders’ Agreement. The following is a summary of the material differences between the rights of Clearwire stockholders and the rights of New Clearwire stockholders. While we believe that this summary covers the material differences between the rights of stockholders of Clearwire and stockholders of New Clearwire, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Clearwire and New Clearwire stockholders and it is qualified in its entirety by reference to Delaware law, the full text of the charters and bylaws of Clearwire and New Clearwire, the Equityholders’ Agreement and the various documents referenced in this summary. You should carefully read this entire proxy statement/prospectus and the other documents referenced in this proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of Clearwire and being a stockholder of New Clearwire, including the full discussion of the Equityholders’ Agreement in the section titled “Certain Agreements Related to the Transactions — Equityholders’ Agreement.”

	Clearwire	New Clearwire

Authorized Capital Stock	The authorized capital stock of Clearwire consists of 355 million shares of stock, consisting of 300 million shares of Class A Common Stock, par value $0.0001 per share, 50 million shares of Class B Common Stock, par value $0.0001 per share and 5 million shares of preferred stock, par value $0.0001 per share.	The authorized capital stock of New Clearwire will consist of 2.065 billion shares of stock, consisting of 1.3 billion shares of Class A Common Stock, par value $0.0001 per share, 750 million shares of Class B Common Stock, par value $0.0001 per share and 15 million shares of preferred stock, par value $0.0001 per share.
Voting Rights	The Clearwire Charter provides that holders of Clearwire Class A Common Stock are entitled to one vote for each share of Clearwire Class A Common Stock held and holders of Clearwire Class B Common Stock are entitled to ten votes for each share of Clearwire Class B Common Stock held, in each case, on each matter submitted to a vote of stockholders. Holders of Clearwire Class A Common Stock and Clearwire Class B Common Stock vote together as a single class of Clearwire Common Stock on each matter submitted to a vote of stockholders.	The New Clearwire Charter will provide that holders of New Clearwire Class A Common Stock are entitled to one vote for each share of New Clearwire Class A Common Stock held and holders of New Clearwire Class B Common Stock are entitled to one vote for each share of New Clearwire Class B Common Stock held, in each case, on each matter submitted to a vote of stockholders, except that holders of New Clearwire Class A Common Stock and New Clearwire Class B Common Stock, as the case may be, will have no voting power with respect to, and will not be entitled to vote on, any amendment to the New Clearwire Charter that relates solely to the terms of one or more outstanding class or series of New Clearwire Common Stock (other

	Clearwire	New Clearwire

than the New Clearwire Class A Common Stock or New Clearwire Class B Common Stock, as applicable) or preferred stock if the holders of the affected class or series are entitled to vote on such terms, either separately or together with the holders of one or more other classes or series. Holders of New Clearwire Class A Common Stock and New Clearwire Class B Common Stock will vote together as a single class of New Clearwire Common Stock on each matter submitted to a vote of stockholders.
Number of Directors	The Clearwire Bylaws provide that the number of directors shall be not less than five nor more than 13 as fixed from time to time by a majority vote of the entire board of directors or by a vote of the majority of the outstanding shares entitled to vote thereon.	The New Clearwire Bylaws will provide that number of directors shall be as determined from time to time by a majority vote of the entire board of directors or by a majority stockholder vote. In addition, the New Clearwire Bylaws will require that the board of directors establish committees, the composition of which will be established in accordance with the Equityholders’ Agreement.
In accordance with the Equityholders’ Agreement, the first board of directors will consist of 13 directors, the nominees of which, as well as the committees they compose, will be set forth in the Equityholders’ Agreement. Further, as described in the Equityholders’ Agreement, subject to certain minimum ownership thresholds, any change in the authorized size of the board of directors requires the approval of Intel, Sprint, and the Strategic Investors as a group and in certain circumstances will also require the approval of Eagle River. See “Certain Agreements Related to the Transactions — Equityholders’ Agreement.”
Election of Directors	The Clearwire Bylaws provide that directors are elected at each annual meeting of stockholders by a plurality of the votes cast by stockholders entitled to vote and present in person or by proxy at the meeting.	The New Clearwire Charter will provide that the directors, other than the first board of directors, will be determined by resolution of the board of directors or by the stockholders at the annual meeting or a special meeting of stockholders. Directors will be elected by a plurality of the votes cast by stockholders entitled to vote thereon and present in person or

	Clearwire	New Clearwire

by proxy at the annual meeting or the special meeting, as applicable.
	Under a voting agreement entered into on August 29, 2006, among Clearwire, Eagle River, Intel Pacific, Inc. and Intel Capital Corporation, which we refer to as the 2006 Voting Agreement, each party agreed that Eagle River, Intel Pacific, Inc. and any person or entity to whom Eagle River or Intel Pacific, Inc. transfers their respective shares of Clearwire capital stock, and any person or entity to whom Clearwire may issue and sell shares of Clearwire Class B Common Stock, or securities convertible into or exchangeable for Clearwire Class B Common Stock, must vote its shares in any election of Clearwire’s directors as may be necessary to elect as director or directors (1) two individuals designated by Intel Pacific, Inc. so long as Intel Pacific, Inc. and Intel Capital Corporation, and their respective affiliates, hold at least 15% of the outstanding capital stock of Clearwire; (2) one individual designated by Intel Pacific, Inc. so long as Intel Pacific, Inc. and Intel Capital Corporation, and their respective affiliates, hold at least 7.5% but less than 15% of the outstanding capital stock of Clearwire; and (3) four individuals designated by Eagle River. The 2006 Voting Agreement will be terminated in connection with the Transactions.	In accordance with the Equityholders’ Agreement, subject to certain limitations and qualifications, Sprint, Eagle River, Intel and the Strategic Investors may designate a specified number of directors to the New Clearwire board of directors. New Clearwire has agreed that it will use its Reasonable Best Efforts (as defined in the Equityholders’ Agreement) to cause the election of each of those designees to the board of directors. Each Equityholder has agreed that it will vote any equity securities of New Clearwire over which it has the power to vote in favor of the director nominees designated by the Equityholders and certain independent director nominees. See “Certain Agreements Related to the Transactions — Equityholders’ Agreement” and “Directors of New Clearwire.”
Removal of Directors	The Clearwire Bylaws provide that any director or the entire board may be removed, with or without cause, with the approval of a majority of the outstanding shares entitled to vote at an election of directors.	The New Clearwire Bylaws will provide that, except as provided in the New Clearwire Charter and in the Equityholders’ Agreement, any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.
	Under the 2006 Voting Agreement, each party agreed that Eagle River, Intel Pacific, Inc. and any person or entity to whom Eagle River or Intel Pacific, Inc. transfers their respective shares of Clearwire capital stock, and any person or entity to whom Clearwire may issue and sell shares of Clearwire Class B Common Stock, or securities convertible into or	The Equityholders’ Agreement will set forth certain agreements of the parties thereto with respect to the removal of directors. See “Certain Agreements Related to the Transactions — Equityholders’ Agreement.”

	Clearwire	New Clearwire

exchangeable for Clearwire Class B Common Stock, must vote its shares in any matter necessary to ensure that (1) no director elected pursuant to the 2006 Voting Agreement may be removed other than for cause unless such removal is approved by the affirmative vote of the party entitled to designate such director, or the person or entity originally entitled to designate such director is no longer entitled to designate such director; and (2) any vacancies created by the resignation, removal, or death of a director elected pursuant to the 2006 Voting Agreement shall be filled in accordance with the 2006 Voting Agreement.
Vacancies on the Board of Directors	The Clearwire Bylaws provide that in the case of any vacancy in the Clearwire board of directors, however created, such vacancy shall be filled by majority vote of the directors then in office or by a vote of the majority of the outstanding shares entitled to vote thereon.	The New Clearwire Bylaws will provide that, except as provided in the New Clearwire Charter and in the Equityholders’ Agreement, in the case of any vacancy in the board of directors, however created, the vacancy will be filled by a majority vote of the directors then in office or, if not by the directors, by the stockholders.
The Equityholders’ Agreement will set forth certain agreements of the parties thereto with respect to the vacancies on New Clearwire’s board of directors. See “Certain Agreements Related to the Transactions — Equityholders’ Agreement.”
Required Stockholder Vote	Pursuant to the Clearwire Bylaws, unless applicable law, the Clearwire Charter or the Clearwire Bylaws require a different vote, any corporate action to be taken by stockholder vote at any meeting duly called and held at which a quorum is present, shall be authorized by a majority of the votes cast by the stockholders entitled to vote and present in person or by proxy at the meeting; provided that where a separate vote of a class or classes is required, corporate action to be taken by such class or classes shall be authorized by a majority of the votes cast by such class or classes.	Pursuant to the New Clearwire Bylaws, unless applicable law, the New Clearwire Charter, the New Clearwire Bylaws, any stock exchange rules applicable to New Clearwire or the Equityholders’ Agreement require a different vote, any corporate action to be taken by stockholder vote at any meeting duly called and held at which a quorum is present, must be authorized by a majority of the votes cast by the stockholders entitled to vote and present in person or by proxy at the meeting; provided that where a separate vote of a class or classes is required, corporate action to be taken by such class or classes shall be

Clearwire	New Clearwire

authorized by a majority of the votes cast by such class or classes. The New Clearwire Bylaws will provide that holders of a majority in voting power of the outstanding capital stock entitled to vote constitutes a quorum, except as otherwise provided by statute, the New Clearwire Charter or the New Clearwire Bylaws. Where a separate vote by class or classes is required, a majority of the voting power of such class or classes will constitute a quorum for such matter.
In addition, under the New Clearwire Charter, approval of the holders of at least 75% in voting power of all of the outstanding shares of capital stock of New Clearwire entitled to vote in the election of directors, voting together as a single class, will be required to approve: (1) any merger, consolidation, share exchange or similar transaction involving New Clearwire or Clearwire Communications, that upon completion, would constitute a change of control of New Clearwire or Clearwire Communications, respectively; (2) the issuance of capital stock of New Clearwire or of Clearwire Communications that, upon completion, would constitute a change of control of New Clearwire or Clearwire Communications, respectively; and (3) any sale or other disposition of all or substantially all of the assets of New Clearwire or Clearwire Communications.
Under the Equityholders’ Agreement, the approval of each of Sprint, Intel and the representative of the Strategic Investors for so long as Sprint, Intel or the Strategic Investors, as a group, own securities representing at least 5% of the outstanding voting power of New Clearwire, will be required to (1) amend the New Clearwire Charter, the New Clearwire Bylaws or the Operating Agreement; (2) change the size of the board of directors of New Clearwire; (3) subject to certain exceptions, issue any New Clearwire Class B Common Stock or equity interests of Clearwire Communications; (4) undertake any

	Clearwire	New Clearwire

material capital reorganization of New Clearwire or any of its material subsidiaries, other than a financing transaction in the ordinary course of business; (5) undertake any liquidation of New Clearwire or Clearwire Communications or bankruptcy of New Clearwire or its subsidiaries; and (6) take any action that would cause Clearwire Communications or any of its material subsidiaries to be taxed as a corporation for federal income tax purposes.
The Equityholders’ Agreement will also provide that amending the New Clearwire Charter, the New Clearwire Bylaws or the Operating Agreement or changing the size of New Clearwire’s board of directors will also require the approval of Eagle River if Eagle River then owns at least 50% of the shares of New Clearwire Common Stock held by it immediately before the Closing of the Transactions and the proposed action would disproportionately and adversely affect Eagle River, the public stockholders of New Clearwire or New Clearwire in its capacity as a member of Clearwire Communications.
In addition to any stockholder approvals, the approval of at least ten out of the 13 directors (or, if there are fewer than ten directors, all of the directors) on New Clearwire’s board of directors will be required for certain transactions. See “Certain Agreements Related to the Transactions — Equityholders’ Agreement.”
Stockholder Action by Written Consent	The Clearwire Bylaws expressly permit stockholders to take action by written consent, if the consent is signed by the holders of outstanding stock having not fewer than the minimum number of votes assigned under the Clearwire Charter that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present.	Both the New Clearwire Charter and the New Clearwire Bylaws will expressly permit stockholders to take action by written consent if the consent is signed by the holders of outstanding stock having not fewer than the minimum number of votes under the New Clearwire Charter that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voting.

	Clearwire	New Clearwire

Amendment of the Certificate of Incorporation	The Clearwire Charter may be amended by the affirmative vote of the holders of a majority of the voting rights of all classes of stock entitled to vote. However, in order to amend, alter, change or repeal the sections of the Clearwire Charter that deal with stockholder and director liability, indemnification, certain business combinations, right to amend the Clearwire Charter and the DGCL Section 203 election, the affirmative vote of the holders of 66 2/3% of the voting power of all of the outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, is required, and, with respect to the sections covering corporate opportunity and certain stockholder transactions with Clearwire, the affirmative vote of 75% of all of the outstanding shares of capital stock of the corporation entitled to vote in the election of directors, voting together as a single class, is required.	The New Clearwire Charter may be amended by the affirmative vote of the holders of a majority of outstanding New Clearwire stock entitled to vote thereon. However, in order to amend or repeal the New Clearwire Charter provisions covering the exchange of Class B Common Stock and Class B Common Interests for Class A Common Stock, the affirmative vote of the holders of at least 75% of the outstanding shares of Class B Common Stock will be required. In addition, in order to amend the provisions of the New Clearwire Charter covering (1) corporate opportunities and certain stockholder transactions and (2) certain supermajority stockholder approvals, the affirmative vote of the holders of at least 75% of the outstanding shares of capital stock of New Clearwire entitled to vote in the election of directors will be required. See “Required Stockholder Vote” above.
The Equityholders’ Agreement will provide that, subject to certain minimum ownership thresholds, any amendment to the New Clearwire Charter will require the approval of Sprint, Intel and the Strategic Investors as a group and in certain circumstances also will require the approval of Eagle River. See “Certain Agreements Related to the Transactions — Equityholders’ Agreement.”
Amendment of Bylaws	The Clearwire Charter provides that the Clearwire Bylaws may be amended or repealed by the board of directors, and any bylaw made by the board of directors may be amended or repealed by the board of directors or the stockholders in accordance with the Clearwire Bylaws. The Clearwire Bylaws provide that the board of directors may amend the Clearwire Bylaws except as otherwise provided by law or the Clearwire Charter.	The New Clearwire Charter will provide that, subject to any additional vote required by the New Clearwire Charter, the New Clearwire Bylaws or the Equityholders’ Agreement, the board of directors may repeal, alter, amend and rescind the New Clearwire Bylaws or may adopt new bylaws. The New Clearwire Bylaws will provide that, subject to the New Clearwire Charter and agreements entered into by the stockholders (including the Equityholders’ Agreement), the board

	Clearwire	New Clearwire

of directors may amend, alter or repeal the New Clearwire Bylaws or adopt new bylaws. Subject to agreements entered into by the stockholders (including the Equityholders’ Agreement), the stockholders may only adopt, amend, alter or repeal the New Clearwire Bylaws by an affirmative vote of at least 50% of the voting power of all outstanding shares of New Clearwire stock entitled to vote generally at an election of directors, voting together as a single class.
The Equityholders’ Agreement will provide that any amendment to the New Clearwire Bylaws will require the approval of Sprint, Intel and the Strategic Investors voting together as a group and in certain circumstances will also require the approval of Eagle River. See “Certain Agreements Related to the Transactions — Equityholders’ Agreement.”
Special Meeting of Stockholders	The Clearwire Bylaws provide that special meetings of the stockholders may be called at any time by the chairman of the board, the chief executive officer or the president, or, on proper notice to Clearwire, by holders of at least a majority of all of the votes attributable to the outstanding shares of Clearwire’s common stock taken together as a single class.	The New Clearwire Charter and the New Clearwire Bylaws will provide that special meetings of the stockholders may be called only by a majority of the board of directors, the chairman of the board, the chief executive officer, the president, the holders of at least 66 2/3% in voting power of all of the then-outstanding shares of New Clearwire Class B Common Stock or the holders of at least 50% in voting power of all of the then-outstanding shares of New Clearwire Class A Common Stock.
Delivery and Notice Requirements of Stockholder Nominations and Proposals	The Clearwire Bylaws provide that for a stockholder proposal to be brought properly before an annual meeting, the stockholder must notify the corporate secretary of Clearwire not less than 60 days nor more than 90 days before the first anniversary of the preceding year’s annual meeting. However, if the actual date of the annual meeting is more than 30 days from that anniversary date, then notice must be delivered no later than the	The New Clearwire Bylaws will include a stockholder notice provision similar to that of the Clearwire Bylaws. However, under the New Clearwire Bylaws, for a stockholder to nominate a director, in the event that the number of directors to be elected has increased and there is no public announcement by New Clearwire naming nominees for the additional directorships at least 100 days before the first anniversary

Clearwire	New Clearwire

close of business on the earlier of the seventh day following the date on which notice of the date of the meeting was mailed or a public announcement was made.	of the preceding year’s annual meeting, such stockholder notice will be timely with respect to the additional directorships if delivered to the corporate secretary of New Clearwire no later than the seventh day following the day on which such public announcement is first made by New Clearwire.

Further, the stockholders’ notice must include, in addition to the stockholder’s name and address, (1) the class and number of shares of New Clearwire capital stock beneficially owned by the stockholder; (2) any option, warrant convertible security, stock appreciation right or similar right with an exercise or conversion privilege at a price related to or value derived from any class or series of New Clearwire capital stock including those subject to settlement in a derivative instrument and any other opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of New Clearwire capital stock; (3) any proxy, contract, arrangement, understanding or relationship pursuant to which the stockholder has a right to vote any shares of New Clearwire capital stock; (4) any participation involving the stockholder profiting or sharing in any profit derived from any decrease in the value of New Clearwire capital stock, otherwise known as a “short interest”; (5) any rights to dividends on the shares of New Clearwire capital stock that are separated or separable from the underlying shares of New Clearwire capital stock; (6) an interest in shares of New Clearwire capital stock or derivative instruments held by a general or limited partnership in which such stockholder is a general partner or owns an interest in a general partner; and (7) any performance-related fees (other than an asset-based fee) that such stockholder is entitled to based on any increase or decrease in the value of shares of capital stock of New Clearwire or any derivative

	Clearwire	New Clearwire

instruments including without limitation any such interests held by members of such stockholder’s immediate family sharing the same household. In addition, the stockholders’ notice must provide a representation as to whether the stockholder intends to or is part of a group that intends to deliver a proxy statement or form of proxy to holders of at least the percentage of New Clearwire’s outstanding capital stock required to approve or adopt the proposal or elect the nominee or otherwise solicit proxies from stockholders in support of the proposal or nomination.
Preemptive Rights	The Clearwire Charter does not provide that stockholders possess any preemptive right to subscribe to additional issuances of its capital stock.	The New Clearwire Charter will provide that, except as set forth in the Equityholders’ Agreement, New Clearwire stockholders will have no preemptive rights to subscribe to additional issuances of the New Clearwire’s capital stock.
The Equityholders’ Agreement will provide for certain preemptive rights of the parties thereto. See “Certain Agreements Related to the Transactions — Equityholders’ Agreement.”
Dividend Rights	The Clearwire Charter provides that holders of Clearwire Common Stock are entitled to receive dividends, if any, as may be declared by the Clearwire board of directors out of funds lawfully available for the payment of dividends, whether payable in cash, property or shares of capital stock of Clearwire, subject to any preferential rights of any outstanding Clearwire preferred stock as determined by Clearwire’s board of directors and the restrictions set forth in the DGCL.	The New Clearwire Charter will provide that holders of New Clearwire Class A Common Stock will be entitled to receive dividends, if any, as may be declared by the New Clearwire board of directors out of funds lawfully available for the payment of dividends, payable in cash or property, subject to any preferential dividend rights of any outstanding New Clearwire preferred stock and the restrictions set forth in the DGCL. Subject to the terms of the Operating Agreement, the rights of any New Clearwire preferred stock and the restrictions on any indebtedness of New Clearwire, if a distribution will be paid in respect of Clearwire Communications Common Interests, New Clearwire will declare and pay a dividend on New Clearwire Class A Common Stock equal to the amount per share paid in respect of each Clearwire Communications Common Interest in the distribution. New

Clearwire	New Clearwire

Clearwire will not declare or pay any dividends, other than stock dividends, in respect of New Clearwire Class B Common Stock. In no event will any stock dividends be declared or made on New Clearwire Class A Common Stock or New Clearwire Class B Common Stock, as the case may be, unless contemporaneously therewith (a) the shares of New Clearwire Class A Common Stock or New Clearwire Class B Common Stock, as the case may be, at the time outstanding are treated in the same proportion and the same manner and (b) the stock dividend has been reflected in the same economically equivalent manner on all Clearwire Communications Common Interests. Stock dividends with respect to New Clearwire Class A Common Stock may only be paid with New Clearwire Class A Common Stock. Stock dividends with respect to New Clearwire Class B Common Stock may only be paid with New Clearwire Class B Common Stock.
Board Committees	Under the Clearwire Bylaws, the board of directors has the authority to designate committees, each consisting of one or more of the directors, along with any non-directors provided for in board resolutions. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in place of any absent or disqualified member.

Any committee, to the extent provided in the resolution approved by every member of the board of directors and permitted by law, shall have and may exercise all the powers and authority of the board of directors in the management of the business, property, and affairs of Clearwire.	Under the New Clearwire Bylaws, the board of directors will be required to form an audit committee, a nominating committee, a compensation committee and a transactions committee, the composition of which will be established in accordance with the Equityholders’ Agreement. Subject to the Equityholders’ Agreement, the board of directors may designate an executive committee consisting of one or more directors. Other than these committees, New Clearwire will establish no other committees of the board of directors other than those special committees the board of directors creates in its discretion in order to carry out its fiduciary duties, provided that the composition of any committee to which the board of directors delegates any authority shall be determined in accordance with the Equityholders’ Agreement.
The establishment of any additional committee of the board of directors and the delegation of duties to such committee will require the approval of at least ten members of the board of

	Clearwire	New Clearwire

directors (or, if there are fewer than ten members of the board of directors, all of such members of the board of directors), or a majority of the disinterested directors if the establishment of the committee is for the purpose of reviewing a related party transaction.
Subject to the agreements entered into by the stockholders, any committee, to the extent provided in the resolution of the board of directors, will have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of New Clearwire, except that no committee will have the power or authority of the board of directors in reference to (1) approving or adopting, or recommending to the stockholders for approval, any action or matter expressly required by the DGCL or other applicable law to be submitted to stockholders for approval or (2) adopting, amending, or repealing any bylaw of New Clearwire.

The Equityholders’ Agreement will include certain provisions with respect to committees of New Clearwire’s board of directors. See “Certain Agreements Related To The Transactions — Equityholders’ Agreement.”
Exculpation and Indemnification of Directors and Officers	The Clearwire Charter eliminates the personal liability of directors to Clearwire or its stockholders for or with respect to any acts or omissions in the performance of each director’s duties as a director of Clearwire to the fullest extent permissible under Delaware law.	The New Clearwire Charter will eliminate the personal liability of directors to New Clearwire or its stockholders for monetary damages for any breach of fiduciary duty as a director to the fullest extent permissible under Delaware law.
	The Clearwire Charter provides that Clearwire shall indemnify its directors and executive officers to the fullest extent not prohibited by Delaware law or other applicable law, though the extent of indemnification may be modified by the Clearwire Bylaws or through individual contracts.	The New Clearwire Charter will provide that New Clearwire shall indemnify its directors and executive officers to the fullest extent permitted by Delaware law or other applicable law. New Clearwire will not be required to indemnify any director or executive officer in connection with any proceeding initiated by such person unless the proceeding was authorized by the board of directors.

Clearwire	New Clearwire

Expenses incurred by directors and executive officers in connection with proceedings for which they are indemnified will be paid by Clearwire as incurred and before final disposition of such proceedings; provided, however, that if Delaware law requires, such payment will be made on receipt of an undertaking by or on behalf of such person to repay the amount if it is determined ultimately that such person is not entitled to be indemnified by Clearwire.	Expenses incurred by directors and executive officers in connection with proceedings for which they are indemnified will be paid by New Clearwire as incurred and before final disposition of such proceedings; provided that such payment will be made on receipt of an undertaking on behalf of such person to repay the amount if it is determined ultimately that such person is not entitled to be indemnified by New Clearwire. New Clearwire will be required to pay expenses incurred by directors and executive officers in connection with proceedings initiated by such persons only if the commencement of the proceedings by such person was authorized by the board of directors.
If a claim is not paid in full by Clearwire within 60 calendar days after a written claim has been received by Clearwire, except for a claim of advancement of expenses before final disposition of proceedings, in which case the applicable period will be 20 calendar days, the director or executive officer may bring suit against Clearwire to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by Clearwire to recover an advancement of expenses pursuant to the terms of an undertaking, such director or executive officer will also be entitled to expenses related to the prosecution or defense of such suit. In any suit brought by the director or executive officer to enforce a right to indemnification, except for advance of expenses, it shall be a defense that the director or executive officer has not met any applicable standard for indemnification as set forth under Delaware law, with the burden of proof that such director or executive officer is not entitled to indemnification or to advancement of expenses will be on Clearwire.	If a claim is not paid in full by New Clearwire within 30 calendar days after a written claim has been received by New Clearwire, the director or executive officer may bring suit against Clearwire to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, such director or executive officer will also be entitled to the expenses of prosecuting the claims to the fullest extent permitted by law. In any such action, New Clearwire will have the burden of proving that such director or executive officer is not entitled to the requested indemnification or advancement of expenses under applicable law.
Any person serving as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture or other enterprise, at least 50% of	Any person serving as a director, officer, employee or agent of Clearwire Communications or another corporation, partnership, limited liability company, joint venture or

	Clearwire	New Clearwire

	whose equity interests are owned by Clearwire, will be conclusively presumed to be serving in such capacity at the request of Clearwire.	other enterprise, at least 50% of whose equity interests are owned directly or indirectly by New Clearwire, will be conclusively presumed to be serving in such capacity at the request of New Clearwire.
Certain Business Combination Restrictions	Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person is an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless: (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of 2/3 of the holders of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this Delaware law.	The New Clearwire Charter will provide that New Clearwire will not be subject to Section 203 of the DGCL.
Although a Delaware corporation to which Section 203 applies may elect not to be governed by Section 203, the Clearwire Charter expressly elects to be governed by Section 203. However, the Clearwire Charter declares that, notwithstanding Section 203, none of Mr. McCaw, Eagle River, Intel or their affiliates will be deemed to be an “interested stockholder” as defined by Section 203.
Corporate Opportunities	The Clearwire Charter provides that neither Intel nor any of Mr. McCaw, Eagle River and their affiliates,	The New Clearwire Charter will provide that none of the Founding Stockholders (as such term is defined

Clearwire	New Clearwire

collectively, the Eagle River Entities, or any director, officer, stockholder, member, manager or employee of Intel or the Eagle River Entities has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business of Clearwire or from employing any of Clearwire’s officers or employees. In the event that Intel or an Eagle River Entity, for so long as Intel or such Eagle River Entity serves as one of Clearwire’s directors or officers, acquires knowledge of a potential transaction or matter which may be a corporate opportunity for them and Clearwire, Clearwire will not have any expectancy in such corporate opportunity, and Intel or such Eagle River Entity will not have any duty to communicate or offer such corporate opportunity to Clearwire and may pursue or acquire such corporate opportunity for themselves or direct such opportunity to another person. The Clearwire Charter also provides that any of its directors or officers who also serve as a director, officer or employee of Clearwire will have fully satisfied his or her fiduciary duties to Clearwire and Clearwire’s stockholders with respect to such transaction, and will not be obligated to communicate information regarding the corporate opportunity to Clearwire, if the corporate opportunity is offered or disclosed in accordance with the policy set forth in the Clearwire Charter, which states, in general, that unless a director is an employee of Clearwire, such person will not have a duty to present to Clearwire a corporate opportunity of which he or she becomes aware, except where the corporate opportunity is expressly offered to such person in his or her capacity as an employee, officer or director of Clearwire.	in the New Clearwire Charter) has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business of New Clearwire or from employing any of New Clearwire’s officers or employees. In the event that a Founding Stockholder acquires knowledge of a potential transaction or matter that may be a corporate opportunity for it and New Clearwire, New Clearwire will have no interest or expectancy in such corporate opportunity, and such Founding Stockholder may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person or otherwise not present the corporate opportunity to New Clearwire. In addition, if any of New Clearwire’s directors or officers serve as a director, officer, member, manager or employee of any of the Founding Stockholders and independently learns of a potential transaction or matter which may be a corporate opportunity for New Clearwire and a Founding Stockholder, such person will have no duty to present that corporate opportunity to New Clearwire.

The New Clearwire Charter will also provide that any of its directors or officers who also serve as a director, officer, stockholder, member, manager or employee of a Founding Stockholder will have fully satisfied his or her fiduciary duties to New Clearwire and New Clearwire’s stockholders with respect to such transaction, will not be obligated to communicate information regarding the corporate opportunity to New Clearwire or the Founding Stockholder, and will, to the fullest extent permitted by law, be presumed to have acted in good faith, if the corporate opportunity is offered or disclosed in accordance with the policy set forth in the New Clearwire Charter. Such policy states, in general, that unless a director is an employee of New Clearwire, such person will not have a duty to present to New Clearwire a corporate opportunity of which he or she becomes aware,

	Clearwire	New Clearwire

except where the corporate opportunity is expressly offered to such person primarily in his or her capacity as a director of New Clearwire.
Transfer Restrictions	Under the Clearwire Charter, Clearwire may restrict ownership of shares of capital stock of Clearwire if such ownership would violate or be inconsistent with the federal communications laws and regulations or limit Clearwire’s business activities under the federal communications laws. Clearwire has the right to redeem such shares.	The New Clearwire Charter will contain similar restrictions on the ownership of shares of capital stock of New Clearwire that would violate federal communications law regarding foreign ownership and will provide that New Clearwire may redeem from any holder causing such violation a sufficient number of shares of New Clearwire capital stock to eliminate the violation at a market price determined in accordance with the New Clearwire Charter.
Under the Clearwire Charter, at any time or from time to time each share of Clearwire Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. In addition, if a holder of Clearwire Class B Common Stock should at any time own less than 5% of the outstanding Clearwire Class B Common Stock, or if such a holder shall transfer shares of Clearwire Class B Common Stock other than in a transfer permitted under the Clearwire Charter, then such shares will automatically convert to the same number of shares of Clearwire Class A Common Stock.	In addition, under the New Clearwire Charter, one share of New Clearwire Class B Common Stock may be exchanged for one share of New Clearwire Class A Common Stock only when exchanged in combination with one Clearwire Communications Class B Common Interest. Following the exchange, the shares of New Clearwire Class B Common Stock surrendered in the exchange will be retired, will cease to be outstanding, and may not be reissued.

The Equityholders’ Agreement will provide that if an Equityholder or any transferee of an Equityholder transfers any New Clearwire Class B Common Stock or Clearwire Communications Class B Common Interests without also transferring to the same party an identical number of Clearwire Communications Class B Common Interests or New Clearwire Class B Common Stock, respectively, then the New Clearwire Class B Common Stock corresponding to those transferred shares or interests, as applicable, will be redeemed by New Clearwire for par value.
The Equityholders’ Agreement will set forth certain agreements of the parties thereto with respect to transfer restrictions. See “Certain Agreements Related to the Transactions — Equityholders’ Agreement — Restrictions on Transfer.”

NEW CLEARWIRE STOCK PLAN

Approval of the New Clearwire Stock Plan

In connection with the Transactions, the Clearwire board of directors is proposing the adoption of the New Clearwire Stock Plan. If approved by Clearwire’s stockholders, the New Clearwire Stock Plan will only become effective on the consummation of the Transactions. If the Transactions are not consummated, or if Clearwire’s stockholders do not approve the New Clearwire Stock Plan, the New Clearwire Stock Plan will not become effective and awards will not be granted thereunder.

The following is a summary of certain principal features of the New Clearwire Stock Plan. This summary is qualified in its entirety by reference to the complete text of the New Clearwire Stock Plan, which is attached to this proxy statement/prospectus as Annex H. Throughout this summary and unless the context otherwise requires, words that are capitalized but not defined herein have the meanings ascribed to them in the New Clearwire Stock Plan. Stockholders are urged to read the actual text of the New Clearwire Stock Plan in its entirety. The key terms and provisions of the New Clearwire Stock Plan, including eligibility for participation and the types of awards that may be granted under the New Clearwire Stock Plan, are substantially similar to those of the Clearwire Corporation 2007 Stock Compensation Plan, which we refer to as the Prior Plan. The primary purpose of adopting the New Clearwire Stock Plan and submitting the New Clearwire Stock Plan for stockholder approval is to enable compliance with Section 162(m) of the Code and to increase the number of shares reserved by New Clearwire for equity incentive grants to service providers of New Clearwire and its affiliates. For purposes of this section, references to “Shares” or a “Share” refer to a share or shares of Clearwire Class A Common Stock before completion of the Transactions, or New Clearwire Class A Common Stock, after completion of the Transactions, as applicable.

The Clearwire board of directors unanimously recommends a vote “FOR” the approval of the New Clearwire Stock Plan.

Description of the New Clearwire Stock Plan

Purpose

The New Clearwire Stock Plan is intended to further the growth and profitability of New Clearwire by increasing incentives and encouraging share ownership on the part of the employees, independent contractors and members of the board of directors of New Clearwire and its Subsidiaries and Related Companies (each as defined in the New Clearwire Stock Plan). The New Clearwire Stock Plan is intended to permit the grant of awards that constitute incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and other stock awards.

Administration

The New Clearwire Stock Plan will be administered by the Compensation Committee of the board of directors of New Clearwire, which we refer to as the Committee. Except as provided in or pursuant to the Equityholders’ Agreement, if the Committee consists of more than one member, a quorum shall consist of not fewer than two members of the Committee and a majority of a quorum may authorize any action. Subject to applicable law, the Committee may delegate its authority under the New Clearwire Stock Plan to any other person or persons (except that the Committee may not delegate to an individual the authority to grant an award to him or herself). References to the Committee will refer to the board of directors of New Clearwire if the Committee ceases to exist and the board of directors of New Clearwire does not appoint a successor Committee.

The Committee is required to administer the New Clearwire Stock Plan in accordance with the New Clearwire Stock Plan’s provisions. The Committee will have all powers and discretion necessary or appropriate to administer the New Clearwire Stock Plan and to control its operation, including, but not limited to, the power to (1) determine which employees, independent contractors and members of the board of directors of New Clearwire will be eligible to receive awards, and to grant awards, (2) prescribe the form, amount, timing and other terms and conditions of each award, (3) interpret the New Clearwire Stock Plan and the written agreement setting forth the terms and conditions applicable to an award, which we refer to as the Award Agreements, (4) adopt such procedures as it deems necessary or appropriate to permit participation in the New Clearwire Stock Plan by eligible employees, independent contractors and members of the Board, (5) adopt such rules as it deems necessary or appropriate for the administration, interpretation and application of the New Clearwire Stock Plan, (6) interpret, amend or revoke any such procedures or rules, (7) correct any technical defect(s) or technical omission(s), or reconcile any technical inconsistency(ies), in the New Clearwire Stock Plan and/or any Award Agreement, (8) accelerate the vesting or payment of any award, (9) extend the period during which a stock option may be exercisable, and (10) make all other decisions and determinations that may be required pursuant to the New Clearwire Stock Plan and/or any Award Agreement or as the Committee deems necessary or advisable to administer the New Clearwire Stock Plan.

Except as provided in or pursuant to the Equityholders’ Agreement, the acts of the Committee will be either (1) acts of a majority of the members of the Committee present at any meeting at which a quorum is present or (2) acts approved in writing by all of the members of the Committee without a meeting. A majority of the Committee will constitute a quorum. The Committee’s determinations under the New Clearwire Stock Plan need not be uniform and may be made selectively among individuals, whether or not such individuals are similarly situated. Each member of the Committee is entitled, in good faith, to rely or act upon any report or other information furnished to that member by any employee of New Clearwire or any of its Subsidiaries, Affiliates (as defined in the New Clearwire Stock Plan), or Related Companies, New Clearwire’s independent certified public accountants or any executive compensation consultant or other professional retained by New Clearwire to assist in the administration of the New Clearwire Stock Plan.

New Clearwire will effect grants of awards under the New Clearwire Stock Plan, in accordance with the determinations made by the Committee, by written agreements and/or other instruments in such form as approved by the Committee.

Shares Available For Awards

Subject to adjustment described below under the section titled “Changes in Capital Structure,” the number of shares available for grants of awards under the New Clearwire Stock Plan will be 80,000,000 shares of Clearwire Class A Common Stock. Shares awarded under the New Clearwire Stock Plan may be either authorized but unissued shares, authorized and issued shares reacquired and held as treasury shares or a combination thereof. Unless prohibited by applicable law or exchange rules, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by New Clearwire or any Subsidiary or Affiliate will not reduce the shares available for grants of awards under the New Clearwire Stock Plan.

On consummation of the Transactions, the shares reserved under the New Clearwire Stock Plan will be converted into shares of New Clearwire Class A Common Stock, with the number of shares of New Clearwire Class A Common Stock reserved for issuance under the New Clearwire Stock Plan equaling the number of shares of New Clearwire Class A Common Stock into which the number of shares of Clearwire Class A Common Stock reserved hereunder would be converted pursuant to the Transaction Agreement if they were then outstanding. Subject to adjustment described below under the section titled “Changes in Capital Structure,” (1) in no event may more than 20,000,000 Shares be issued upon the exercise of an incentive stock option granted under the New Clearwire Stock Plan and (2) the maximum number of Shares that may be subject to stock options or stock appreciation rights granted to any individual in any 12-month period is 4,000,000.

To the extent that Shares are subject to an outstanding stock option (except to the extent Shares are issued or delivered by New Clearwire in connection with the exercise of a tandem stock appreciation right) or other award are not issued or delivered by reason of (1) the expiration, cancellation, forfeiture or other termination of such award, (2) the withholding of the Shares in satisfaction of applicable federal, state or local taxes or (3) of the settlement of all or a portion of such award in cash, then the Shares will again be available under the New Clearwire Stock Plan.

The closing price per share of Clearwire Class A Common Stock on October 16, 2008 was $7.50.

Term of the New Clearwire Stock Plan

Unless earlier terminated by the board of directors of New Clearwire, as described below under the section titled “Amendment and Termination,” the New Clearwire Stock Plan will terminate ten years after adoption by the board of directors of New Clearwire, unless earlier terminated by the board of directors of New Clearwire and no further awards will be granted under the New Clearwire Stock Plan. The termination of the New Clearwire Stock Plan will not affect any awards granted prior to the termination of the New Clearwire Stock Plan.

Eligibility

The persons eligible to receive awards under the New Clearwire Stock Plan are the members of the board of directors, officers, employees and independent contractors of New Clearwire, a Subsidiary or a Related Company and any individual to whom New Clearwire, a Subsidiary or a Related Company has extended a formal, written offer of employment, in either case, who are designated by the Committee, which we refer to as Eligible Individuals. As of June 30, 2008, there were 10 directors and approximately 2,475 employees of Clearwire and the Sprint WiMAX Business who could have been eligible to receive an award under the New Clearwire Stock Plan, assuming the Transactions had been completed prior to such date and all such persons remained with New Clearwire and its Subsidiaries. Persons receiving awards, which we refer to as Participants, will enter into individual Award Agreements with New Clearwire that contain the terms and conditions of the award established by the Committee.

Stock Options

Stock options may be granted to Participants at such times, and subject to such terms and conditions, as determined by the Committee in its sole discretion. An award of stock options may include incentive stock options, which we refer to as ISOs, non-qualified stock options, which we refer to as NQSOs, or a combination thereof; provided, however, that an ISO may only be granted to an employee of New Clearwire or a Subsidiary and no ISO will be granted more than ten years after the earlier of (1) the date the New Clearwire Stock Plan is adopted by the board of directors of New Clearwire or (2) the date the New Clearwire Stock Plan is approved by Clearwire’s stockholders.

Each stock option will be evidenced by an Award Agreement that specifies the exercise price, the expiration date of the stock option, the number of Shares to which the stock option pertains, any conditions to the exercise of all or a portion of the stock option, and such other terms and conditions as the Committee, in its discretion, determines. The Award Agreement pertaining to a stock option will designate such stock option as an ISO or an NQSO. Notwithstanding any such designation, to the extent that the aggregate “Fair Market Value” (as determined as of the grant date) of Shares with respect to which stock options designated as ISOs are exercisable for the first time by a Participant during any calendar year (under the New Clearwire Stock Plan or any other plan of New Clearwire, or any parent or subsidiary as defined in Section 424 of the Code) exceeds $100,000, such stock options shall constitute NQSOs. For purposes of the preceding sentence, ISOs will be taken into account in the order in which they are granted.

For purposes of the New Clearwire Stock Plan, “Fair Market Value” on any date means (1) the closing price in the primary trading session for a Share on such date on the stock exchange, if any, on which Shares are primarily traded (or if no Shares were traded on such date, then on the most recent previous date on which any Shares were so traded), (2) if clause (1) is not applicable, the closing price of the Shares on such date on NASDAQ at the close of the primary trading session (or if no Shares were traded on such date, then on the most recent previous date on which any Shares were so traded) or (3) if neither clause (1) nor clause (2) is applicable, the value of a Share for such date as established by the Committee, using any reasonable method of valuation.

The exercise price with respect to Shares subject to a stock option will be determined by the Committee in its sole discretion; provided, however, that the exercise price will be not less than one hundred percent (100%) of the Fair Market Value of a Share on the grant date; and provided further, that the exercise price with respect to an ISO granted to a Ten Percent Holder (as defined in the New Clearwire Stock Plan) will not be less than one hundred ten percent (110%) of the Fair Market Value of a Share on the grant date.

Each stock option will terminate no later than the expiration date specified in the Award Agreement pertaining to such stock option; provided, however, that the expiration date with respect to a stock option will not be later than the tenth anniversary of its grant date and the expiration date with respect to an ISO granted to a ten percent holder will not be later than the fifth anniversary of its grant date.

Subject to the expiration dates described immediately above, stock options granted under the New Clearwire Stock Plan will be exercisable at such times, and will be subject to such restrictions and conditions, as the Committee determines in its sole discretion. The exercise of a stock option is contingent on payment by the Participant of the amount sufficient to pay all taxes required to be withheld by any governmental agency. Such payment may be in any form approved by the Committee.

Stock options will be exercised by the Participant’s delivery of a written notice of exercise to the Chief Financial Officer of New Clearwire (or his or her designee), setting forth the number of Shares with respect to which the stock option is to be exercised, accompanied by full payment of the exercise price with respect to each such Share and an amount sufficient to pay all taxes required to be withheld by any governmental agency. The exercise price shall be payable to New Clearwire in full in cash or its equivalent. The Committee, in its sole discretion, also may permit exercise (1) by tendering previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the aggregate exercise price of the Shares with respect to which the stock option is to be exercised, or (2) by any other means which the Committee, in its sole discretion, determines to both provide legal consideration for the Shares, and to be consistent with the purposes of the New Clearwire Stock Plan, including, without limitation, through a registered broker-dealer pursuant to such cashless exercise procedures which are, from time to time, deemed acceptable by the Committee. As soon as practicable after receipt of a written notification of exercise and full payment for the Shares with respect to which the stock option is exercised, New Clearwire will deliver to the Participant Share certificates (which may be in book entry form) for such Shares with respect to which the stock option is exercised.

ISOs are not transferable, except by will or the laws of descent. The Committee may impose such additional restrictions on any Shares acquired pursuant to the exercise of a stock option as it may deem advisable, including, but not limited to, restrictions related to applicable federal securities laws, the requirements of any national securities exchange or system upon which Shares are then listed or traded, or any blue sky or state securities laws.

Stock Appreciation Rights

Stock appreciation rights, which we refer to as SARs, may be granted to such Participants at such times, and subject to such terms and conditions, as determined by the Committee in its sole discretion; provided, however, that any tandem SAR (i.e., a SAR granted in tandem with a stock option) related to an ISO will be granted at the same time that such ISO is granted. The Committee, subject to the provisions of the New Clearwire Stock Plan, will have complete discretion to determine the terms and conditions of SARs granted under the New Clearwire Stock Plan. Without limiting the foregoing, the price at which a SAR may be exercised with respect to a Share, which we refer to as the Base Price, with respect to Shares subject to a tandem SAR shall be the same as the exercise price with respect to the Shares subject to the related stock option.

Each SAR grant will be evidenced by an Award Agreement that will specify the Base Price (which will not be less than one hundred percent (100%) of the Fair Market Value of a Share on the grant date), the term of the SAR, the conditions of exercise, and such other terms and conditions as the Committee, in its sole discretion, determines. Each SAR will terminate no later than the tenth anniversary of its grant date; provided, however, that the expiration date with respect to a tandem SAR will not be later than the expiration date of the related stock option.

Unless otherwise specified in the Award Agreement pertaining to a SAR, a SAR may be exercised by the Participant’s (1) delivery of a written notice of exercise to the Chief Financial Officer of New Clearwire (or his or her designee) setting forth the number of whole SARs which are being exercised, (2) in the case of a tandem SAR, surrender to New Clearwire any stock options which are cancelled by reason of the exercise of such SAR, and (3) execution of such documents as New Clearwire may reasonably request. Except as otherwise provided in the relevant Award Agreement, upon exercise of a SAR, the Participant will be entitled to receive payment from New Clearwire in an amount determined by multiplying: (i) the amount by which the Fair Market Value of a Share on the date of exercise exceeds the Base Price specified in the Award Agreement pertaining to such SAR by (ii) the number of Shares with respect to which the SAR is exercised. Payment to a Participant upon the exercise of the SAR will be made, as determined by the Committee in its sole discretion, either (a) in cash, (b) in Shares with a Fair Market Value equal to the amount of the payment or (c) in a combination thereof, as set forth in the applicable Award Agreement.

Restricted Stock and Restricted Stock Units

A grant of restricted stock is an award of Shares that may be forfeited back to New Clearwire if certain requirements are not met, such as continued employment for a specified period of time. Further, the shares may not be sold or disposed of prior to the end of the restricted period specified by the Committee. The Committee may set additional restrictions on restricted stock as it may deem advisable or appropriate in the individual Award Agreements. A Participant who has been granted restricted stock generally has the right to vote the Shares, unless otherwise determined by the Committee. During the period of restriction, Participants holding Shares of restricted stock shall be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the applicable Award Agreement but any such dividends or distributions will be deposited with New Clearwire and will be subject to the same restrictions on transferability and forfeitability as the Shares of restricted stock with respect to which they were paid.

Restricted stock units, which we refer to as RSUs, are similar to restricted shares except that no Shares are actually awarded to the Participant on the date of grant. Instead, Shares are delivered to the Participant upon satisfaction of all applicable terms and conditions specified in the award. A holder of an RSU does not have voting rights or any entitlement to dividends or other distributions until the Shares are delivered upon the completion of the restricted period.

Performance Awards

The Committee will have the authority to grant awards under the New Clearwire Stock Plan that are contingent upon the achievement of specified performance goals, which we refer to as Performance Goals. Such Performance Goals are to be specified in the relevant Award Agreement and may be based on such criteria as the Committee may determine. Performance Goals may be expressed in terms of earnings per Share, net income, revenue growth, market share, ratings, rank, market valuation, cash flow, cash flow per Share, adjusted earnings before interest, taxes and depreciation, Share price, pre-tax profits, net earnings, return on equity or assets, sales, any combination of the foregoing or, with respect to Performance Awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code, such other criteria as the Committee may determine. Performance Goals may be in respect of the performance of New Clearwire, any of its Subsidiaries, Related Companies or Affiliates or any combination thereof on either a consolidated, business unit or divisional level. Performance Goals may be absolute or relative (to prior performance of New Clearwire or to the performance of one or more other entities or external indices) and may be expressed in terms of a progression within a specified range. Before the vesting, payment, settlement or lapsing of any restrictions with respect to any performance-based award that is intended to constitute “performance-based compensation” made to a Participant who is subject to Section 162(m) of the Code, the Committee will certify in writing that the specified applicable Performance Goals have been satisfied to the extent necessary for such award to qualify as performance-based compensation. Performance Awards may be made in the form of Performance Units or Performance Shares.

Performance Units may be denominated in Shares or a specified dollar amount and, contingent on the attainment of specified Performance Goals within a specified performance cycle, represent the right to receive payment of (1) in the case of Share-denominated Performance Units, the Fair Market Value of a Share on the date the Performance Unit was granted, the date the Performance Unit became vested or any other date specified by the Committee, (2) in the case of dollar-denominated Performance Units, the specified dollar amount or (3) a percentage (which may be more than 100%) of the amount described in clause (1) or (2) depending on the level of Performance Goal attainment; provided, however, that, the Committee may at the time a Performance Unit is granted specify a maximum amount payable in respect of a vested Performance Unit. Each Award Agreement will specify the number of Performance Units to which it relates, the Performance Goals which must be satisfied in order for the Performance Units to vest and the performance cycle within which such Performance Goals must be satisfied. A Participant will become vested with respect to the Performance Units to the extent that the Performance Goals set forth in the Award Agreement are satisfied for the applicable performance cycle and payment to Participants in respect of vested Performance Units will be made in accordance with the terms of the relevant Award Agreement. Such payments may be made entirely in Shares valued at their Fair Market Value, entirely in cash, or in such combination of Shares and cash as the Committee in its discretion determines at any time prior to such payment.

The Committee, in its discretion, may grant awards of Performance Shares to Eligible Individuals, the terms and conditions of which will be set forth in an Award Agreement between New Clearwire and the Eligible Individual. Each Award Agreement may require that an appropriate legend be placed on Share certificates. The Committee will provide at the time an award of Performance Shares is made the time or times at which the actual Shares represented by such award will be issued in the name of the Participant; provided, however, that no Performance Shares will be issued until the Participant has executed an Award Agreement evidencing the award, the appropriate blank stock powers and, in the discretion of the Committee, an escrow agreement and any other documents which the Committee may require as a condition to the issuance of such Performance Shares.

Restrictions upon Performance Shares will lapse and such Performance Shares will become vested at such time or times and on such terms, conditions and satisfaction of Performance Goals as the Committee may, in its discretion, determine at the time an award is granted. Upon the lapse of the restrictions on Performance Shares, the Committee will cause a stock certificate to be delivered to the Participant with respect to such Shares, free of all restrictions hereunder. The Committee may also impose such other restrictions and conditions on the Performance Shares, if any, as it deems appropriate.

Until the vesting of Performance Units or the lapsing of any restrictions on Performance Shares, as the case may be, such Performance Units or Performance Shares will not be sold, transferred or otherwise disposed of and will not be pledged or otherwise hypothecated by a Participant.

Subject to adjustment described below under the section titled “Changes in Capital Structure,” (1) the maximum number of Shares that may be subject to performance-based awards granted to any Eligible Individual in any 12-month period is 4,000,000 and (2) the maximum amount that can be paid out in cash to any Participant in respect of any cash-settled Performance Awards granted to such Participant in any 12-month period that is not expressed in the form of Share equivalents is the Fair Market Value of 4,000,000 Shares as of the date of grant.

Other Stock Awards

Subject to the provisions of the New Clearwire Stock Plan, the Committee may develop sub-plans or grant other equity-based awards on such terms as it may determine, including, but not limited to, awards designed to comply with or take advantage of applicable local laws of jurisdictions outside of the United States.

Tax Withholding; Other Terms of Awards

Before the delivery of any Shares or cash pursuant to an award (or exercise thereof), New Clearwire will have the power and the right to deduct or withhold, or require a Participant to remit to New Clearwire, an amount sufficient to satisfy any federal, state, local and foreign taxes of any kind (including, but not limited to, the Participant’s Federal Insurance Contributions Act and State Disability Insurance obligations) which the Committee, in its sole discretion, deems necessary to be withheld or remitted to comply with the Code and/or any other applicable law, rule or regulation with respect to such award (or exercise thereof). The Committee, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit or require a Participant to satisfy all or part of the tax withholding obligations in connection with an award by

(1) having New Clearwire withhold otherwise deliverable Shares, or (2) delivering to New Clearwire already-owned Shares having a Fair Market Value equal to the amount required to be withheld. Awards granted under the New Clearwire Stock Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the Participant’s death, except that a Participant may, unless otherwise specified in a particular Award Agreement, transfer, without consideration, awards other than ISOs to such Participant’s “immediate family” as defined in the New Clearwire Stock Plan.

Changes in Capital Structure

The board of directors of New Clearwire will equitably adjust any or all of (1) the number of Shares or other securities of New Clearwire (or number and kind of other securities or property) with respect to which awards may be granted, (2) the number of Shares or other securities of New Clearwire (or number and kind of other securities or property) subject to outstanding awards, and (iii) the exercise price or Base Price with respect to any award, or make provision for an immediate cash payment to the holder of an outstanding award in consideration for the cancellation of such award in the event that any extraordinary dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, change of control or exchange of Shares or other securities of New Clearwire, or other corporate transaction or event, which we refer to as a Corporate Event, affects the Shares.

If New Clearwire enters into or is or may become involved in any Corporate Event or a Change in Control (as defined in the New Clearwire Stock Plan), the board of directors of New Clearwire will, before such Corporate Event and effective upon such Corporate Event, take such action as it deems appropriate, including, but not limited to, replacing awards with substitute awards in respect of the Shares, other securities or other property of the surviving corporation or any affiliate of the surviving corporation on such terms and conditions, as to the number of shares, pricing and otherwise, which will substantially preserve the value, rights and benefits of any affected awards granted under the New Clearwire Stock Plan as of the date of the consummation of the Corporate Event or a Change in Control. New Clearwire will also have the right, but not the obligation, to cancel each Participant’s awards immediately before such Corporate Event and to pay to each affected Participant in connection with the cancellation of such Participant’s awards, an amount equal that the Committee, in its sole discretion, in good faith determines to be the equivalent value of such award (e.g., in the case of a stock option, the amount of the spread).

Upon receipt by any affected Participant of any such substitute awards (or payment) as a result of any such Corporate Event, such Participant’s affected awards for which such substitute awards (or payment) were received will then be cancelled without the need for obtaining the consent of any such affected Participant. Any actions or determinations of the Committee in this regard need not be uniform as to all outstanding awards, nor treat all Participants identically.

Amendment and Termination

The board of directors of New Clearwire may amend, suspend or terminate the New Clearwire Stock Plan, or any part thereof, at any time and for any reason, subject to any requirement of stockholder approval required by applicable law, rule or regulation, including, without limitation, Sections 162(m) and 422 of the Code and the rules of the NASDAQ Global Market. In addition, the board of directors of New Clearwire may amend the New Clearwire Stock Plan and any Award Agreement, including without limitation retroactive amendments, without stockholder approval as necessary to avoid the imposition of any taxes under Section 409A of the Code. Subject to the preceding sentence, the amendment, suspension or termination of the New Clearwire Stock Plan or any Award Agreement will not, without the consent of the Participant, materially adversely alter or impair any rights or obligations under any award theretofore granted to such Participant. No award may be granted during any period of suspension or after termination of the New Clearwire Stock Plan.

Federal Income Tax Consequences of Awards of Options

The following is a brief description of the federal income tax consequences generally arising with respect to awards of stock options under the New Clearwire Stock Plan.

The grant of a stock option does not give rise to any tax consequences for the Participant or New Clearwire. The exercise of a stock option has different tax consequences depending on whether the stock option is an ISO or an NQSO. Upon exercise of an ISO, the Participant recognizes no income for regular income tax purposes, but the stock option spread is taken into account in computing liability for the alternative minimum tax. Upon exercise of an NQSO, the Participant recognizes ordinary income equal to the excess, on the date of exercise, of the fair market value of the Shares acquired on exercise of the stock option over the exercise price.

The disposition of Shares acquired upon exercise of a stock option may have different tax consequences depending on whether the stock option is an ISO or an NQSO and the timing of the disposition. Upon the disposition of Shares acquired upon exercise of an ISO before the Participant has held those Shares for at least two years from the date the stock option was granted and at least one year from the date the stock option was exercised, which we refer to as the ISO Holding Periods, the Participant recognizes ordinary income equal to the lesser of (1) the excess of the fair market value of the Shares on the date of exercise of the ISO over the exercise price and (2) the excess of the amount realized on the disposition of those Shares over the exercise price. Upon a disposition of Shares acquired upon the exercise of an NQSO or upon exercise of an ISO when the ISO Holding Periods have been met, the Participant will recognize capital gain or loss equal to the difference between the sales price of such Shares and the Participant’s tax basis in the Shares. That gain or loss will be long-term if the Shares have been held for more than one year as of the date of disposition. The Participant’s tax basis in the Shares generally will be equal to the exercise price of the stock option plus the amount of any ordinary income recognized in connection with the stock option.

Section 409A of the Code provides that participants in certain “deferred compensation” arrangements will be subject to immediate taxation and, among other penalties, will be required to pay an additional 20% tax on the value of vested deferred compensation if the requirements of Section 409A are not satisfied. Stock options may be considered “deferred compensation” for purposes of Section 409A unless certain requirements are met. New Clearwire expects that stock options granted under the New Clearwire Stock Plan will meet these requirements and, thus, will not be subject to Code Section 409A, but no assurances to this effect can be given.

The entity for which services are provided will generally be entitled to a tax deduction equal to the amount that the Participant recognizes as ordinary income in connection with a stock option. Such entity is not entitled to a tax deduction relating to any amount that constitutes a capital gain for a Participant. Accordingly, such entity will not be entitled to any tax deduction with respect to an ISO if the Participant holds the Shares for the requisite ISO Holding Periods prior to disposing of the Shares.

Section 162(m) of the Code generally disallows a public company’s tax deduction for compensation in excess of $1,000,000 paid in any taxable year to New Clearwire’s chief executive officer or any of its other three highest compensated officers other than its chief financial officer, which we refer to as the Covered Employees. Compensation that qualifies as Performance-Based Compensation, however, is excluded from the $1,000,000 deductibility cap. New Clearwire intends that stock options and certain other awards granted to employees whom the Committee expects to be Covered Employees at the time a deduction arises in connection with the awards qualify as Performance-Based Compensation such that deductions with respect to stock options and such other awards will not be subject to the $1,000,000 cap under Section 162(m) of the Code. Future changes in Section 162(m) of the Code or the regulations thereunder may adversely affect the ability of New Clearwire to ensure that stock options or other awards under the New Clearwire Stock Plan will qualify as Performance-Based Compensation such that deductions are not limited by Section 162(m) of the Code.

Awards made under the New Clearwire Stock Plan may provide for accelerated vesting and/or accelerated payment in the event of a change in control of New Clearwire. If there is a change in control of New Clearwire, amounts paid under the New Clearwire Stock Plan may be characterized as “parachute payments” under Section 280G of the Code. An employee who is a “disqualified individual” with respect to New Clearwire (generally, an officer, highly compensated individual or 1% stockholder) and who receives “parachute payments” will be subject to a 20% excise tax on any “excess parachute payment” pursuant to Code Section 4999 and the entity for which services are provided will be denied a deduction with respect to such excess parachute payment pursuant to Code Section 280G. An individual is generally deemed to have received a “parachute payment” if such individual receives compensation that (1) is contingent upon a change in the ownership or control of New Clearwire and (2) exceeds, in the aggregate, an amount equal to three times the individual’s “base amount”. The “base amount” is generally the average of the annual compensation of such individual for the five years preceding the change in ownership or control. An “excess parachute payment” with respect to any individual is the excess of the total parachute payments to such individual over such individual’s base amount.

The foregoing discussion, which is general in nature and is not intended to be a complete description of the federal income tax consequences of the New Clearwire Stock Plan, is intended for the information of stockholders considering how to vote on the New Clearwire Stock Plan proposal and not as tax guidance to Participants in the New Clearwire Stock Plan. This discussion does not address the effects of other federal taxes or taxes imposed under state, local or foreign tax laws. Participants in the New Clearwire Stock Plan should consult a tax adviser as to the tax consequences of participation.

DESCRIPTION OF NEW CLEARWIRE CAPITAL STOCK

The following summary of the terms of the capital stock of New Clearwire is not meant to be complete and is qualified in its entirety by reference to the New Clearwire Charter and the New Clearwire Bylaws. Copies of the New Clearwire Charter and New Clearwire Bylaws, substantially in the form proposed to be effective as of the completion of the Transactions, are attached as Annexes B and F, respectively, to this proxy statement/prospectus.

Authorized Capital Stock

Under the New Clearwire Charter, New Clearwire will have the authority to issue 2.065 billion shares of stock, initially consisting of 1.3 billion shares of Class A Common Stock, par value $0.0001 per share, 750 million shares of Class B Common Stock, par value $0.0001 per share and 15 million shares of preferred stock, par value $0.0001 per share. On completion of the Transactions, assuming a share price of $20.00 per share and based upon the aggregate number of shares of Clearwire Common Stock outstanding as of September 30, 2008, there will be 189,403,213 shares of New Clearwire Class A Common Stock and 505,000,000 shares of New Clearwire Class B Common Stock outstanding.

Under the Transaction Agreement, the price to be paid by the Investors pursuant to the Transaction Agreement will initially be based on a purchase price of $20.00 per share or interest, as applicable, but is subject to post-closing adjustment based on the trading prices of New Clearwire Class A Common Stock on NASDAQ over 15 randomly-selected trading days during the 30-trading day period ending on the 90th day after the Closing date. The final price per share will be based on the volume weighted average price on such randomly selected days, and is subject to a cap of $23.00 per share and a floor of $17.00 per share. The aggregate number of shares each Investor ultimately receives for its investment in New Clearwire will be equal to its investment amount divided by such volume weighted average price per share of New Clearwire Class A Common Stock. Based on the aggregate number of shares of Clearwire Common Stock outstanding as of September 30, 2008, (1) if the price paid by the Investors is adjusted pursuant to these provisions to $17.00 per share, there will be 193,814,978 shares of New Clearwire Class A Common Stock and 528,823,529 shares of New Clearwire Class B Common Stock outstanding, and (2) if the price paid by the Investors is adjusted to $23.00 per share, there will be 186,142,343 shares of New Clearwire Class A Common Stock and 487,391,304 shares of New Clearwire Class B Common Stock outstanding.

Subject to adjustment and to applicable lockup periods, holders of New Clearwire Class B Common Stock will be entitled to exchange one share of New Clearwire Class B Common Stock, together with one Clearwire Communications Class B Common Interest, for one share of New Clearwire Class A Common Stock.

New Clearwire Common Stock

New Clearwire Common Stock Outstanding

The shares of New Clearwire Class A Common Stock and New Clearwire Class B Common Stock issued pursuant to the Transactions will be duly authorized, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of New Clearwire Class A Common Stock and New Clearwire Class B Common Stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of New Clearwire preferred stock which New Clearwire may designate and issue in the future.

To the greatest extent permitted by applicable Delaware law, the shares of New Clearwire Class A Common Stock will be uncertificated, and transfer will be reflected by book-entry, unless a physical certificate is requested by a holder.

Voting Rights

Holders of New Clearwire Class A Common Stock will be entitled to one vote for each share of New Clearwire Class A Common Stock held. Holders of New Clearwire Class B Common Stock will be entitled to one vote for each share of New Clearwire Class B Common Stock held. Holders of New Clearwire

Class A Common Stock and New Clearwire Class B Common Stock will vote together as a single class on each matter submitted to a stockholder vote. Holders of New Clearwire Class A Common Stock and New Clearwire Class B Common Stock, as the case may be, will have no voting power with respect to, and will not be entitled to vote on, any amendment to the New Clearwire Charter that relates solely to the terms of one or more outstanding classes or series of New Clearwire Common Stock (other than the respective class or classes held by such holder) or preferred stock if the holders of the class or series affected by such amendment are entitled to vote on such terms, either separately or together with the holders of one or more other classes or series.

The New Clearwire Bylaws will provide that unless provided otherwise in the New Clearwire Bylaws, New Clearwire Charter, the Equityholders’ Agreement or under applicable laws or rules, any corporate action that requires stockholder approval must be authorized by a majority of the votes cast by the stockholders entitled to vote and present in person or by proxy at a meeting duly called and held at which a quorum is present; provided that where a separate vote of a class or classes is required, corporate action to be taken by such class or classes must be authorized by a majority of the votes cast by such class or classes. The New Clearwire Bylaws will provide that the New Clearwire stockholders may only adopt, amend, alter or repeal the New Clearwire Bylaws by an affirmative vote of not less than 50% of the voting power of all outstanding shares of New Clearwire stock entitled to vote generally at an election of directors, voting together as a single class. Further, the New Clearwire Bylaws will also provide that, subject to the New Clearwire Charter and agreements entered into by the New Clearwire stockholders (including the Equityholders’ Agreement), the board of directors may adopt, amend, alter or repeal the New Clearwire Bylaws.

The New Clearwire Charter may be amended by the affirmative vote of the holders of a majority of the voting rights of all classes of capital stock of New Clearwire entitled to vote. However, the New Clearwire Charter will provide that, in order to amend or repeal certain sections of the New Clearwire Charter, including the sections covering supermajority approval of certain transactions constituting a change of control of New Clearwire or Clearwire Communications and corporate opportunities and certain stockholder transactions, the approval of the holders of at least 75% of all of the then-outstanding shares of capital stock of New Clearwire entitled to vote in the election of directors will be required. In addition, to amend the provision of the New Clearwire Charter covering the exchange of new Clearwire Class B Common Stock and Clearwire Communications Class B Common Interests for New Clearwire Class A Common Stock, the approval of the holders of at least 75% in voting power of the Class B Common Stock will be required.

Further, the Equityholders’ Agreement will provide that any amendment to the New Clearwire Charter or the New Clearwire Bylaws will require the approval of Sprint, Intel and the Strategic Investors as a group and in certain circumstances also will require the approval of Eagle River.

Dividend Rights

Only the holders of New Clearwire Class A Common Stock will be entitled to receive dividends, if any, payable in cash or property, as may be declared by New Clearwire’s board of directors out of funds legally available for the payment of dividends, subject to any preferential dividend rights of outstanding New Clearwire preferred stock and the restrictions set forth in the DGCL.

Liquidation Rights

On the consolidation, merger, recapitalization, reorganization or similar event or liquidation, dissolution or winding up of New Clearwire, the holders of New Clearwire Class A Common Stock and New Clearwire Class B Common Stock will be entitled to share pari passu in the net assets of New Clearwire available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding New Clearwire preferred stock up to their per share par value amounts and subject to the structurally prior rights of equityholders of Clearwire Communications as set forth in the Operating Agreement. After all New Clearwire Class A Common Stock and New Clearwire Class B Common Stock holders have received their per share par value amounts, the holders of all outstanding shares of New Clearwire Class A Common Stock will be entitled to receive the remaining net assets ratably in proportion to each holder’s respective number of shares of New Clearwire Class A Common Stock.

Preemptive Rights

Under the New Clearwire Charter, the holders of New Clearwire Class A Common Stock and Class B Common Stock will have no preemptive rights except as set forth in the Equityholders’ Agreement. The Equityholders’ Agreement, however, will provide that if New Clearwire proposes to issue any securities, other than in certain issuances, each Equityholder will have the right to purchase its pro rata share of such securities, based on such holder’s voting power in New Clearwire before such issuance. See “Certain Agreements Related to the Transactions — Equityholders’ Agreement.”

Exchange Rights

Under the New Clearwire Charter and subject to restrictions imposed in the Operating Agreement, the holders of New Clearwire Class B Common Stock will be entitled to exchange one share of New Clearwire Class B Common Stock and one Clearwire Communications Class B Common Interest for one share of New Clearwire Class A Common Stock.

Use of Certain Proceeds

Pursuant to the New Clearwire Charter, except to the extent that the board of directors of New Clearwire has approved the expansion of New Clearwire’s business activities to include other business activities, and has approved the funding of any such other business activities out of net proceeds from the issuance of equity securities in accordance with the Equityholders’ Agreement, the net proceeds from any issuance of New Clearwire equity securities will be contributed to Clearwire Communications. In addition, except to the extent that the board of directors of New Clearwire has approved the expansion of New Clearwire’s business activities to include other business activities, and has approved the funding of any such other business activities out of net proceeds of any indebtedness issued or incurred by New Clearwire, New Clearwire, to the extent permitted by law and subject to restrictions imposed under the Operating Agreement, will be required to lend the net proceeds to Clearwire Communications on substantially the same terms and conditions as the indebtedness issued or incurred by New Clearwire.

Change in Control Provisions

Under the New Clearwire Charter, approval of the holders of at least 75% of all of the outstanding shares of capital stock of New Clearwire entitled to vote in the election of directors, voting together as a single class, will be required to approve: (1) any merger, consolidation, share exchange or similar transaction involving New Clearwire or Clearwire Communications, that upon completion, would constitute a change of control of New Clearwire or Clearwire Communications, respectively, (2) the issuance of capital stock of New Clearwire or of Clearwire Communications that, upon completion, would constitute a change of control of New Clearwire or Clearwire Communications, respectively and (3) any sale or other disposition of all or substantially all of the assets of New Clearwire or Clearwire Communications.

In addition, the Equityholders’ Agreement will provide that the approval of Sprint, Intel and the Strategic Investors as a group (for so long as each maintains certain minimum ownership interests in New Clearwire) will be required for any restructuring or reorganization of New Clearwire (excluding certain financings in the ordinary course of business), any bankruptcy of New Clearwire or its subsidiaries, or any liquidation, dissolution or winding up of New Clearwire or Clearwire Communications. In addition, the approval of at least ten directors (or, if there are fewer than ten directors, then all of the directors) on New Clearwire’s board of directors will be required before any change of control transaction. See “Certain Agreements Related to the Transactions — Equityholders’ Agreement.”

Transfer Restrictions

Under the New Clearwire Charter, one share of New Clearwire Class B Common Stock may only be transferred in exchange for one share of New Clearwire Class A Common Stock when exchanged in combination with one Clearwire Communications Class B Common Interest. Following the exchange, the shares of New Clearwire Class B Common Stock surrendered in the exchange will be retired, will cease to be outstanding, and may not be reissued. Under the Equityholders’ Agreement, if any shares of New Clearwire Class B Common Stock or Clearwire Communications Class B Common Interests are transferred without also transferring to the same transferee an identical number of Clearwire Communications Class B Common Interests or shares of New Clearwire Class B Common Stock, respectively, then the transferred shares of New Clearwire Class B Common Stock or the shares of New Clearwire Class B Common Stock corresponding to those transferred Clearwire Communications Class B Common Interests, as applicable, will be redeemed by New Clearwire for par value.

Further, under the New Clearwire Charter, if a holder of New Clearwire Common Stock acquires additional shares, or is otherwise attributed with ownership of such shares, that would cause New Clearwire to violate any requirement of the federal communications laws regarding foreign ownership, then New Clearwire may, at the option of its board of directors, redeem from the holder a sufficient number of shares to eliminate the violation, at a market price determined in accordance with the New Clearwire Charter.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless: (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of 2/3 of the holders of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Under the New Clearwire Charter, New Clearwire will opt out of Section 203 of the DGCL, and will therefore not be subject to Section 203.

New Clearwire Preferred Stock

New Clearwire Preferred Stock Outstanding

On completion of the Transactions, no shares of New Clearwire preferred stock will be issued and outstanding.

Blank Check Preferred Stock

Under the New Clearwire Charter, New Clearwire’s board of directors will have the authority to issue preferred stock in one or more classes or series, and to fix for each class or series the voting powers and the distinctive designations, preferences and relative, participation, optional or other special rights and such qualifications, limitations or restrictions, as may be stated and expressed in the resolution or resolutions adopted by New Clearwire’s board of directors providing for the issuance of such class or series as may be permitted by the DGCL, including dividend rates, conversion rights, terms of redemption and liquidation preferences and the number of shares constituting each such class or series, without any further vote or action by the stockholders of New Clearwire.

Corporate Opportunities and Transactions with Founding Stockholders

In recognition that directors, officers, stockholders, members, managers or employees of any Founding Stockholder (as such term is defined in the New Clearwire Charter) may engage in similar activities or lines of business to those of New Clearwire, the New Clearwire Charter will provide for the allocation of certain corporate opportunities between New Clearwire and the Founding Stockholders. Specifically, none of the Founding Stockholders will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business to those of New Clearwire, competing against New Clearwire, doing business with any competitor, customer or supplier of New Clearwire or employing any officer or employee of New Clearwire. In the event that a Founding Stockholder acquires knowledge of a potential transaction or matter which may be a corporate opportunity for it and New Clearwire, New Clearwire will not have any expectancy in such corporate opportunity, and such Founding Stockholder will not have any duty to communicate or offer such corporate opportunity to Clearwire and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if any director, officer, member, manager or employee of any Founding Stockholder acquires knowledge, in his capacity as a director, board observer or officer of New Clearwire, of a potential transaction or matter which may be a corporate opportunity for Clearwire and a Founding Stockholder, New Clearwire will not have any expectancy in such corporate opportunity as long as the Founding Stockholder also learns of or develops such opportunity independently.

The New Clearwire Charter will provide that any of New Clearwire’s directors or officers who also serves as a director, officer or employee of a Founding Stockholder and who acquires knowledge of a potential transaction that may be a corporate opportunity of New Clearwire and the Founding Stockholder (1) will have fully satisfied and fulfilled his or her fiduciary duty to New Clearwire and its stockholders with respect to such transaction; (2) will not be obligated to communicate information regarding the corporate opportunity to New Clearwire or the Founding Stockholder; (3) will be presumed to have acted in good faith and in a manner reasonably believed to be in the best interests of New Clearwire; and (4) will not be deemed to have breached any duty of loyalty to New Clearwire or its stockholders and not to have derived improper benefit therefrom, if the corporate opportunity is offered or disclosed in accordance with the policy set forth in the New Clearwire Charter. Such policy states, in general, that unless a director is an employee of New Clearwire, such person will not have a duty to present to New Clearwire a corporate opportunity of which he or she becomes aware, except where the corporate opportunity is expressly offered to such person primarily in his or her capacity as a director of New Clearwire.

By becoming a stockholder in our company, you will be deemed to have notice of and consented to these provisions of the New Clearwire Charter. Any amendment to the foregoing provisions of the New Clearwire Charter requires the affirmative vote of at least 75% of the voting power of all of the then-outstanding shares of New Clearwire capital stock.

Transfer Agent and Registrar

American Stock Transfer & Trust Company is the transfer agent and registrar for the New Clearwire Common Stock.

Listing of New Clearwire Common Stock

We will apply for listing of New Clearwire Class A Common Stock on NASDAQ under the trading symbol “CLWR.”

BUSINESS

Clearwire

Clearwire builds and operates next generation wireless broadband networks that provide entire communities with high-speed residential Internet access services, residential voice services and mobile Internet services. Our wireless broadband networks not only create a new communications path into the home or office, but also provide a broadband connection anytime and anywhere within our coverage area. Today, we operate our networks in 50 markets covering approximately 16.8 million people, and we have approximately 461,000 wireless broadband subscribers, which we believe makes us the largest operator of next generation wireless broadband networks in the world. In some of our most mature markets, our penetration of homes is nearly 20% and in some of our markets our gross margins are exceeding 80%.

We are in the process of expanding the geographic coverage of our networks, and currently have networks under various stages of design and construction that cover more than 36 million additional people. The next markets that we intend to launch include Atlanta, Georgia, Portland, Oregon, Las Vegas, Nevada and Grand Rapids, Michigan. All of the new networks that we are building utilize standards based mobile WiMAX technology. We believe mobile WiMAX technology will enable us to offer mobile and fixed communications services over a single next generation wireless network competitive with services offered by both wireline and other wireless operators, as well as new services not previously offered by either. There are more than 100 end user devices that are currently in the mobile WiMAX certification process, and many more in development, which we believe will enable us to deliver a broader range of mobile communications services than we offer today. In the future, we expect manufacturers to offer a number of handheld communications and consumer electronic devices that will be enabled to communicate using our mobile WiMAX network. These devices could include notebook computers, ultra mobile personal computers, which we refer to as UMPCs, personal data assistants, which we refer to as PDAs, gaming consoles, MP3 players, mobile Internet devices and other handheld devices.

Clearwire’s service is both competitive with and complementary to existing wireline and wireless networks. Our subscribers are able to access the same rich content, applications and services as subscribers of wireline broadband services, while also experiencing much of the freedom and flexibility that large scale wireless networks enable. We believe our current pre-WiMAX network combines some of the best features of cellular, cable modem, DSL and Wi-Fi networks into a single service offering that legacy networks do not currently match. As our capabilities evolve with the introduction of mobile WiMAX, we also expect to develop and offer additional innovative and differentiated products and services. These may include services such as mobile broadcast video, video on demand for mobile media players, mobile video conferencing, advanced telematics, multiplayer online games and other services.

We believe our customers buy our wireless broadband Internet access services today because our services are:

•	Fast. We offer connectivity speeds that typically exceed cellular networks and we believe offer a competitive alternative to wireline broadband offerings.

•	Simple. Our services are easy to acquire and use, with little or no professional installation typically required.

•	Portable. Unlike wired networks, our customers can access our network from anywhere within our coverage area.

•	Reliable. We use licensed radio frequencies, or spectrum, which enables us to minimize interference common on certain wireless networks that use unlicensed or shared radio frequencies.

•	Affordable. We offer a value proposition that is competitive while recognizing the unique benefits of our service offerings.

Clearwire was founded by telecommunications pioneer Craig O. McCaw, its Chairman, in October 2003, and Clearwire launched its first market in August 2004. As of June 30, 2008, Clearwire offered its services to approximately 16.8 million people in the United States and Europe. As of June 30, 2008, Clearwire’s network in the United States was deployed in 46 markets and covers an estimated 13.9 million people. Clearwire’s markets range from major metropolitan areas to small, rural communities, and all sizes in between. As of June 30, 2008, Clearwire also offered its wireless broadband services in Ghent and Brussels, Belgium, Dublin, Ireland and Seville, Spain, where its network covers approximately 2.9 million people.

Clearwire currently conducts its operations through its domestic and international subsidiaries. Clearwire’s operations in the United States are primarily conducted through its subsidiary, Clearwire US LLC, and its spectrum leases and licenses in the United States are primarily held by separate holding companies. Internationally, Clearwire’s operations are conducted through Clearwire International, LLC, its wholly-owned subsidiary, which indirectly holds investments in Europe and Mexico.

Subscribers have rapidly adopted our services as we have grown from approximately 62,000 wireless broadband Internet subscribers as of December 31, 2005 to approximately 461,000 as of June 30, 2008. We believe that substantially all of the households we cover in the United States have access to cable modem and/or DSL Internet services, leading us to conclude that our rapid subscriber growth rates reflect the mass market appeal and robust customer demand for our differentiated services, even in the presence of these wireline broadband alternatives. With the advent of mobile WiMAX and the expected introduction of mobile WiMAX in mobile devices, we believe demand for our services will expand from the current cable/DSL replacement business to more mobile wireless uses with the advent of new form factors like PC express cards and embedded chipsets in devices.

Our pre-WiMAX network, utilized in the markets in which we offered our services as of June 30, 2008, relies on network infrastructure equipment that is based on non-line-of-sight, which we refer to as NLOS, Orthogonal Frequency Division Multiplexing, which we refer to as OFDM, Expedience technologies acquired from Motorola. We intend to deploy a network based on the mobile WiMAX standard in our new markets. In addition, we expect manufacturers to offer a number of handheld communications and consumer electronic devices that will be enabled to communicate using our mobile WiMAX network.

In addition, Clearwire currently has an agreement with Intel to jointly develop, promote and market a mobile WiMAX service offering as a co-branded service available over Clearwire’s mobile WiMAX network in the United States. This service will target users of notebook computers, UMPCs and other mobile computing devices containing Intel microprocessors.

We are an early stage company, and as such we are investing heavily in building our network and acquiring other assets necessary to expand our business. As a result, we have a history of operating losses and expect to have significant losses in the future. As of June 30, 2008, our accumulated deficit was approximately $1.56 billion, and our total indebtedness was approximately $1.25 billion.

XOHM

Like Clearwire, Sprint, through its XOHM business unit, is in the process of deploying next generation mobile WiMAX networks in the United States. Sprint began formal next generation network planning in early 2005 after the completion of 4G mobile data field trials in Raleigh-Durham, North Carolina. During August 2006, Sprint selected mobile WiMAX technology as the technology choice for its next generation wireless network. Since this decision, Sprint formed a dedicated business unit, built a world-class multi-vendor technology lab, and helped build a global ecosystem around the technology.

Sprint is in the process of completing construction of its initial mobile WiMAX networks in Washington, DC, Baltimore, Maryland and Chicago, Illinois, and it has made substantial progress in a number of other markets throughout the country.

Sprint is one of the industry leaders in creating a thriving mobile WiMAX ecosystem. Sprint has worked with silicon vendors, such as Intel, Beceem Communications Inc. and Marvell Technology Group Ltd., and device vendors, such as ASUSTek Computer Incorporation, ZTE, ZyXEL Communications Inc., Nokia Corporation, which we refer to as Nokia, Motorola, Fujitsu Limited, Samsung, Lenovo Group, Toshiba Corporation and Panasonic Corporation of North America for the development, manufacturing and distribution of mobile WiMAX products. Sprint has also made significant progress in working with infrastructure vendors and back office systems vendors to significantly advance system and device interoperability. Sprint expects the progress it has made with vendors to increase demand for and speed the adoption of mobile WiMAX services.

In connection with the Transactions, Sprint will contribute all of its 2.5 GHz spectrum holdings and its WiMAX-related assets, including network assets, infrastructure and the XOHMtm brand, to Clearwire Communications. Sprint and Clearwire have also entered into commercial agreements which will give Clearwire access to certain of Sprint’s existing telecommunications infrastructure at below market rates, including communication towers, co-location facilities, and fiber.

New Clearwire’s Business Strategy

New Clearwire intends to grow its business by pursuing the following strategies:

•	Redefining the broadband user experience. We plan to deliver a robust, rich and consistent communications experience to devices of all shapes and sizes. We expect to offer our consumers and business customers a fast and mobile broadband connection that enables enhanced access to information, applications and online entertainment, while also creating new ways for people to communicate with each other. Our mobile WiMAX network will be designed to serve our subscribers’ Internet and voice communications needs, while also providing subscribers with the flexibility to access our services anywhere and anytime in our coverage area, whether at home, in the office or on the road. We expect that our subscribers will eventually be able to select from a number of service offerings, including Internet and voice communications service offerings, that will be designed to satisfy their varying needs. We expect our mobile WiMAX services to offer faster speeds, greater bandwidth and lower latency than are currently available from other wireless service providers and will also appeal to subscribers as simple, easy to buy and use, reliable and affordable.

•	Deploying our service broadly and increasing our subscriber base rapidly. We intend to broadly deploy our mobile WiMAX network in markets throughout the United States. We are targeting our mobile WiMAX network to cover between 60 and 80 million people in the United States by the end of 2009 and between 120 and 140 million people by the end of 2010. The timing and extent of our new market roll-outs will largely be determined by the timing of completion of the Transactions and our access to additional funding. We believe that this deployment will enable us to rapidly increase our subscriber base. Our mobile WiMAX network should enable us to offer our services to a range of subscribers, from individuals, households and businesses to market segments that depend on mobile communications, such as public safety personnel, field salespeople, traveling professionals, contractors, real estate agents and others. Our services should allow us not only to target subscribers that desire a mobile network connection, but to offer a viable alternative to existing wireline services. To reach potential subscribers, we plan to offer our services through multiple sales channels, including direct and indirect sales representatives, Company-owned retail stores, independent dealers, Internet sales, telesales, national retail chains and wholesale arrangements with third parties, including our strategic partners. Additionally, under the commercial agreements, we will be able to offer our subscribers access to Sprint’s CDMA and EVDO Rev. A network, which will expand the geographic area in which our subscribers will be able to receive service while we are building our network and potentially allow us to offer dual mode devices to subscribers.

•	Taking advantage of our leading spectrum position. On completion of the Transactions, we will hold more wireless spectrum in the United States than any other mobile carrier, with holdings expected to exceed more than 42 billion MHz-POPs of spectrum in the 2.5 GHz (2495-2690 MHz) band in our portfolio, including spectrum we will own, lease or have pending agreements to acquire or lease. We will hold approximately 150 MHz of spectrum on average in the Top 100 markets in the United States. In Europe, we continue to hold approximately 8.7 billion MHz-POPs of spectrum predominantly in the 3.5 GHz band, with a varying amount of spectrum in each of our markets. We believe that consumers will demand greater access to information, applications and online entertainment over the Internet, each of which will require service providers to be able to offer greater bandwidth access. With our planned mobile WiMAX network and leading spectrum position, we believe that we are uniquely positioned to satisfy this demand. We believe that our significant spectrum holdings, both in terms of spectrum depth and breadth, in the 2.5 GHz band will be optimal for delivering broadband access services, and our substantial spectrum depth will allow us to offer premium services and data intensive multimedia content.

•	Offering premium value-added services and content. We intend to generate incremental revenues, leverage our cost structure and improve subscriber retention by offering a variety of premium services and content over our network. We intend initially to focus on voice services as a primary premium service. We currently offer VoIP telephony services on a fixed basis to our subscribers’ homes and offices in each of our markets and expect to offer mobile VoIP telephony services in each of our markets within 2 to 3 years after the Closing. Other future service and content offerings may include live videoconferencing, online games and music broadcast programming, video on demand, and location based services. We believe that our planned mobile WiMAX deployment will enable us to offer additional premium services and content over our network as manufacturers develop and sell devices that take advantage of the capabilities of mobile WiMAX technology.

•	Achieving Efficient Economics. We believe our economic model for deploying our network combines meaningful early coverage while optimizing the capital outlay required for us to build the network and obtain subscribers. We believe our business requires significantly lower fixed capital and operating expenditures relative to other wireless and wireline broadband service providers. Our deployment plan is based on replicable and scalable individual market builds, allowing us to repeat our build-out processes as we expand. Under our commercial agreements, we expect to be able to leverage existing Sprint network infrastructure to both accelerate the build-out and reduce the costs of network deployment, including utilizing its towers, collocation facilities and fiber resources. We also expect to achieve lower subscriber acquisition costs due to manufacturers’ plans to embed mobile WiMAX chipsets into consumer electronic devices, such as notebook computers, UMPCs, PDAs, gaming consoles, MP3 players, and other handheld devices. This should reduce subscriber acquisition costs by reducing subsidies and leveraging OEM distribution networks. As our capabilities evolve, we also expect to generate incremental revenue from our subscriber base by developing and offering premium products and services, such as VoIP telephony services.

•	Leveraging key strategic relationships. We expect to benefit from our key strategic relationships with industry-leaders that have a strong track record of driving technology innovation, delivering premium content, and marketing compelling products and services to consumers, including Sprint, Intel, Google, Comcast, Time Warner Cable and Bright House Networks. We believe these relationships place us in an advantageous position with respect to access to existing wireless infrastructure, cutting edge online applications, proven distribution channels and subscriber devices with embedded WiMAX capabilities.

Services

Clearwire currently offers its services in both United States and international markets. Our services today consist primarily of providing wireless broadband connectivity, and in 45 of our domestic markets, we also offer VoIP telephony services. Our service revenue accounted for virtually all of our total revenues in 2007 and the first half of 2008. Before the launch of our first market in August 2004, equipment and other revenue accounted for all of our total revenues. Domestic sales accounted for approximately 82% of our service revenue for the six months ended June 30, 2008, while our international sales accounted for approximately 18% of service revenue over the same period. We began introducing VoIP telephony services in a limited number of our markets in 2006 and completed a much broader deployment in 2007.

New Clearwire expects to offer its services primarily in markets throughout the United States. We are targeting New Clearwire’s mobile WiMAX network to cover between 60 and 80 million people in the United States by the end of 2009 and between 120 and 140 million people by the end of 2010. We plan to offer our subscribers a number of Internet and voice services, including mobile services, as our primary service offerings, and we will also offer value-added services through partnerships with device manufacturers/

developers, value-added application developers, and content development companies. Unlike 3G, 4G WiMAX applications will be Internet-based with open Application Programming Interfaces, which we refer to as APIs, that can be accessed on a variety of electronic devices. This approach should encourage the continual creation of new applications and the services to support them. Among others, New Clearwire expects to be able to eventually offer live videoconferencing, recorded video, online gaming and music and location-based services as value-added services.

Clearwire Wireless Broadband Services

We believe that current Clearwire subscribers are attracted to our current wireless broadband services primarily because our existing networks combine certain features of cable modem, DSL and cellular networks into a single service offering at an attractive price. While we serve a large variety of subscribers, we believe that the majority of our subscriber base can be divided into the following broad categories:

•	subscribers who require a portable or mobile high-speed Internet connection, such as on-the-go professionals, field salespeople, contractors, police and fire personnel and others;

•	subscribers who value the flexibility of a portable or mobile wireless broadband service;

•	subscribers who desire a simple way to obtain and use high-speed Internet access at a reasonable price; and

•	subscribers who are dissatisfied with other service offerings, often because of perceived or actual poor quality of service, slow speeds, price, the requirement to participate in undesired bundled offers, difficulty of installation or unsatisfactory customer service.

Based on a subscriber survey we conducted in the second quarter of 2008, approximately 59% of our new domestic subscribers in that quarter reported they were subscribers of either DSL or cable modem service at the time that they subscribed for our services, while approximately 23% of our new domestic subscribers in that month were Internet users migrating from dial-up to broadband and a small minority of our new domestic subscribers were subscribers of other services or they were first time Internet subscribers. As of June 30, 2008, approximately 68% of our United States subscribers selected one of our premium offerings that offer increased download speeds and additional features, such as ClearPremium or ClearPremium Plus.

In our markets in the United States and internationally, our subscribers generally make their payments through an automatic charge to a credit or debit card or bank account. In the future, we expect to offer additional forms of payment as we target new customer segments. For example, in the United States, we expect to implement a point of sale system and begin accepting cash payments at Clearwire retail outlets in 2009, for those subscribers who prefer the convenience of paying with cash.

To use our current services, our subscribers must obtain one of our residential modems or PC cards. Our subscribers generally lease a residential modem from us at a rate of $4.99 per month or a PC card at $6.99 per month in our United States markets. We also offer modems and PC cards for sale to those subscribers who prefer to own rather than lease. We require subscribers under our “no contract” payment plan to purchase a modem or PC card in order to subscribe for our broadband services.

Clearwire Residential VoIP Telephony Service

As a part of our plan to offer value-added services to increase subscriber demand and generate incremental revenue from our wireless broadband subscribers, in April 2006, we began offering VoIP telephony services in a limited number of our domestic markets, which we call Clearwire Internet Phone Service. As of June 30, 2008, we offered our VoIP telephony services more broadly in 45 out of our 46 domestic markets. We continue to explore options for deploying VoIP telephony services in our international markets, but we do not have specific plans to deploy VoIP telephony services in those markets in the near term.

In our VoIP markets, we are currently offering a single VoIP telephony service plan that provides subscribers with unlimited local and long distance calling, including calls within the United States, Canada, and Puerto Rico, for a fixed monthly fee of $34.99 per month with various promotional discounts available.

Our VoIP telephony service permits calls outside these countries on a charge-per-call basis. Our VoIP telephony service package includes enhanced calling features such as voice mail, call waiting, 3-way calling and caller ID. Our service is also E911 (as defined below) compliant and offers number portability. In addition, our subscribers can set a range of telephony options online, such as call forwarding and call blocking. We provide optional email notification of voicemail messages through which a subscriber may choose to receive a voicemail message attached as a file to an email message.

Our VoIP telephony service is facilities-based, which means that the service is provided across our network and switches through infrastructure we control. We believe this allows us to deliver better average call quality than is generally available on non facilities-based VoIP systems, while using less data capacity.

Future Mobile WiMAX Services

New Clearwire expects to deploy its mobile WiMAX network in all future domestic market launches. We plan to offer fixed and mobile Internet services and fixed voice services in each of our markets following the completion of the Transactions. Following the launch of a market, we expect that potential subscribers will be able to immediately activate service through either a recurring subscription or a use-based (e.g., one-time, daily, weekly) billing model of service. We also expect to introduce service bundles that will include multiple devices on a single subscription and multiple subscriptions for a single family or business.

We also intend to offer a variety of premium services and content over our mobile WiMAX network. We intend to focus on voice services as our primary premium service. We plan to initially offer VoIP telephony services on a fixed basis to our subscribers’ homes and offices in each of our markets. Within two to three years after the Closing, we plan to offer mobile VoIP telephony services in each of our markets over our mobile WiMAX network. Other future premium service and content offerings may include live videoconferencing, recorded video, online games and music and location based services. We believe that manufacturers will enable a broad array of handheld communications and consumer electronic devices to work on our mobile WiMAX network, which may include notebook computers, UMPCs, PDAs, gaming consoles, MP3 players, and other productivity and mobile Internet devices. As these products are introduced, we intend to explore offering new services designed to take advantage of the capabilities of these devices.

As with our current services, we intend to initially require our subscribers to generally make their payments through an automatic charge to a credit or debit card or bank account. However, we also expect to implement a point of sale system that will allow our subscribers to make cash payments, and we expect that we may offer additional forms of payment in the future as we target new customer segments.

Markets Served and Deployment

Clearwire Markets

We use the term “market” to refer to one or more municipalities in a geographically distinct location in which we provide our services. Our markets range from major metropolitan areas to small, rural communities, and markets of all sizes in between.

We pursue market clustering opportunities which allow our customers to roam in areas of regional interest. A clustering strategy can also deliver cost efficiencies and sales and marketing synergies compared to areas in which markets are not deployed in a geographic cluster.

As of June 30, 2008, we offered our services in 46 markets in the United States covering an estimated 13.9 million people and we had approximately 410,000 subscribers in the United States.

Our initial mobile WiMAX markets are expected to include Atlanta, Georgia, Portland, Oregon, Las Vegas, Nevada and Grand Rapids, Michigan. We expect to start adding mobile WiMAX customers in Portland, Oregon by the end of the fourth quarter of 2008, with commercial launches to follow.

Outside the United States, as of June 30, 2008, Clearwire offered its wireless broadband services in Ghent and Brussels, Belgium, Dublin, Ireland and Seville, Spain, where our network covers approximately 2.9 million people.

As of June 30, 2008, we have approximately 51,000 subscribers in Belgium, Ireland and Spain. We also have minority investments in a company that offers services in Mexico.

XOHM Markets

As of June 30, 2008, Sprint did not offer mobile WiMAX services for sale to subscribers in any markets. Sprint is in the process of completing construction of its initial mobile WiMAX networks in Washington, DC, Baltimore, Maryland and Chicago, Illinois, and it has made progress in a number of other markets throughout the country.

New Clearwire Markets

New Clearwire will continue to operate the existing Clearwire pre-WiMAX services after the Closing until those markets are upgraded to mobile WiMAX. We expect the majority of the markets to be upgraded in 2009. New Clearwire will also initially operate in the mobile WiMAX markets launched by Clearwire and Sprint before the Closing.

After the Closing, beginning in 2009, we expect New Clearwire to continue to deploy mobile WiMAX in markets across the United States. We are targeting our mobile WiMAX network to cover between 60 and 80 million people in the United States by the end of 2009 and between 120 and 140 million people by the end of 2010.

Sales and Marketing

Clearwire Sales and Marketing

Our current marketing efforts include reliance on a full range of integrated marketing campaigns and sales activities, including advertising, direct marketing, public relations and events to support our direct sales teams, company-owned retail stores, mall and portable kiosks, large volume electronic stores, authorized representatives and resellers.

We believe that we currently have a strong local presence in our markets, which enhances our ability to design marketing campaigns tailored to the preferences of the local community. We advertise across a broad range of media, including print, billboards, online, and radio and television broadcast media, with television only recently introduced selectively in some of our larger markets. We also conduct community awareness campaigns that focus on grass-roots marketing efforts, and host local community events where potential subscribers can experience our service. Our direct marketing efforts have included direct mailings and delivering door hangers to potential subscribers in our network coverage area.

We currently use multiple distribution channels to reach potential subscribers, including:

Direct

Clearwire has hired salespeople to sell its services directly to consumers. Our salespeople also set up mobile kiosks at local community and sporting events and near retail establishments or educational institutions to demonstrate our services. Each of these salespeople carries a supply of modems, so that a new subscriber can activate his or her account and receive equipment while at the mobile kiosk. As of June 30, 2008, we employed approximately 370 salespeople in the United States. We generally compensate these employees on a salary plus commission basis. Our direct sales teams are expanding their focus to include acquiring small and medium sized business accounts as subscribers, particularly with the introduction of the PC cards.

Indirect

Clearwire’s indirect sales channels include a variety of authorized representatives, such as traditional cellular retailers, satellite television dealers and computer sales and repair stores. These authorized representatives typically operate retail stores but, subject to our approval, can also extend their sales efforts online. Authorized representatives assist in developing awareness of and demand for our service by promoting our services and brand as part of their own advertising and direct marketing campaigns. We compensate these dealers solely on the basis of commission. As of June 30, 2008, we had approximately 2,210 authorized representatives in the United States.

We also offer our services pursuant to distribution agreements through national retail chains, and we believe that the percentage of our total sales from this indirect sales channel will continue to increase.

Clearwire Owned and Operated Retail Outlets

Clearwire markets its products and services through a number of Clearwire-operated retail outlets, including retail stores, but primarily kiosks located in malls and shopping centers. We generally compensate the employees at these locations on an hourly basis plus commissions.

Internet and Telephone Sales

We direct prospective subscribers to our website or our telesales centers in our advertising. Our website is a fully functional sales channel where subscribers can check pricing and service availability, research service plans and activate accounts using a credit card. Prospective subscribers can also call into one of our telesales centers to activate service.

New Clearwire Sales and Marketing

We expect New Clearwire to initially utilize the same sales and marketing strategy as Clearwire. However, with the deployment of mobile WiMAX networks, New Clearwire will also focus its sales and marketing efforts on additional channels that are not currently used by Clearwire, including embedded consumer electronic devices and wholesale services.

Embedded Devices

An important component of New Clearwire’s distribution strategy is expected to include embedding mobile WiMAX into consumer electronic devices, which is the current distribution model for Wi-Fi devices. As mobile WiMAX is standards-based technology that is already being adopted internationally, chipset and device vendors and manufacturers have committed to developing and integrating these chipsets into a number of consumer electronic devices such as notebook computers, UMPCs, PDAs, gaming consoles, MP3 players and other handheld devices. Vendors and manufacturers that have committed to mobile WiMAX include chip vendors such as Intel, Beceem Communications Inc. and Marvell Technology Group Ltd. and device manufacturers such as ASUSTek Computer Incorporation, ZTE, ZyXEL Communications Inc., Fujitsu Limited, Samsung, Lenovo Group, Toshiba Corporation and Panasonic Corporation of North America. Embedding mobile WiMAX chipsets into consumer electronic devices is expected to provide greater exposure to potential subscribers who will be able to purchase devices compatible with our network through the vendors’ and manufacturers’ existing distribution channels. We believe that embedding mobile WiMAX technology into consumer electronic devices will enable those who purchase these devices to immediately activate services within our mobile WiMAX market coverage areas without the need for professional installation or a separate visit to a New Clearwire retail or other location.

Wholesale Distribution

Under the 4G MVNO Agreement, each of the 4G MVNOs will be entitled to market and resell wireless broadband services over our network to their end user customers as part of a defined bundle, subject to certain exceptions. We expect the 4G MVNOs to resell the wireless broadband services under their own brand names. Any purchasers of wireless broadband services through the 4G MVNOs will remain customers of the 4G MVNOs, but New Clearwire will be entitled to receive payment directly from the 4G MVNOs for providing the wireless broadband services to those customers. In addition to the 4G MVNOs, New Clearwire may seek to enter into other wholesale relationships with other third parties. Any wholesale arrangements, including the 4G MVNO Agreement, should provide New Clearwire with significant additional distribution channels for its services.

Customer Service and Technical Support

New Clearwire will be focused on providing a simple, yet comprehensive, set of set-up and self-service tools. The intent is to support an environment where customers acquire their mobile WiMAX devices from a variety of distribution channels and have the option to easily subscribe and initiate self-activation through an online web-based portal. While pursuing a self-service strategy, there will still be a need for live support for technical and non-technical customer issues.

We believe reliable customer service and technical support are critical to attracting and retaining subscribers and we currently provide the following support for all subscribers:

•	toll-free, live telephone and email-based assistance available seven days a week;

•	resources on our website that cover frequently asked questions and provide signal and networking tips;

•	online account access and, for VoIP subscribers, web-based resources that allow them to control their telephony features and settings; and

•	a network of service technicians available to provide on-site customer assistance and technical support.

In October 2006, Clearwire opened a call center in Las Vegas, Nevada currently staffed with approximately 260 customer service and technical support personnel. In April 2007, Clearwire opened a second call center in Milton, Florida currently staffed with approximately 230 customer service representatives.

Our Networks

Pre-WiMAX Network

Our pre-WiMAX network, in both our domestic and international markets, relies on the Expedience wireless broadband access system that supports delivery of any IP-compatible broadband applications, including high-speed Internet access and VoIP telephony services. This system, which is manufactured by NextNet, a wholly-owned subsidiary of Motorola, is comprised of base station transceivers, a network management system, and modems used by our subscribers. Expedience operates over our spectrum in the 2.5 GHz band in the United States and in the 3.5 GHz band in Europe. We believe that the Expedience system has certain key advantages over competing technologies that are currently available, such as:

•	simple self-installation by subscribers and provisioning of modems, with no software installation required on the subscriber’s computer;

•	easy network and tower installation and deployment requirements;

•	flexible and scalable architecture that can service large metropolitan or small rural areas;

•	ability to provide overlapping coverage from multiple sites for reliable and robust connectivity; and

•	enhanced reliability and reduced latency provided by linking our towers via a microwave mesh network that carries the majority of our backhaul traffic over licensed and unlicensed frequencies.

In 2009, we expect New Clearwire to continue to deploy mobile WiMAX in markets across the United States. We expect our mobile WiMAX network to cover between 60 and 80 million people in the United States by the end of 2009 and between 120 and 140 million people by the end of 2010.

Mobile WiMAX Network

The mobile WiMAX network is based on the IEEE mobile Worldwide Interoperability of Microwave Access 802.16e-2005 standard. On adopting the mobile WiMAX standard, we believe our mobile WiMAX network will continue to support fixed, portable and mobile service offerings using a network architecture that shares the key advantages of our current pre-WiMAX network. However, with more than 100 end user devices that are currently in the mobile WiMAX certification process, and many more in development, we believe mobile WiMAX technology will enable us to deliver a broader range of mobile communications services than we offer today.

In the future, we will evaluate the option to deploy other technologies on our network that are complementary or, in certain cases, alternatives to mobile WiMAX. Technologies, such as Wi-Fi, may complement our mobile WiMAX network by allowing us to offer additional services to consumers. Additionally, once our commitment to deploy mobile WiMAX lapses, we may elect to deploy alternative technologies to mobile WiMAX, if and when they become available, on our network either in place of, or together with, mobile WiMAX. We believe that due to our spectrum depth and common network core, deploying other technologies on our network would be at a lower cost than building a new network.

Technology

Mobile WiMAX

Most of the next generation wireless technologies (i.e., Expedience, mobile WiMAX, LTE and Ultra Mobile Broadband) use OFDM technology to improve performance in non-line-of-sight areas. OFDM allows subdivision of bandwidth into multiple frequency sub-carriers so that data can be divided and transmitted separately to ensure a higher reliability of packet data reception at the receiving end. This characteristic of OFDM enables a 4G network to more efficiently serve subscribers in urban and suburban settings compared to existing 3G technologies. Current mobile WiMAX technology is based on a Time Division Duplex, which we refer to as TDD, physical layer. TDD allows upstream and downstream links to a network to co-exist on the same radio frequency channel. Relative to the other technologies mobile WiMAX has the following advantages:

•	Open Standard. Mobile WiMAX technology is based on the 802.16 IEEE standard. It is an open standard that builds off the success of the 802.11 IEEE standard more commonly known as Wi-Fi. We expect mobile WiMAX to attract many technology vendors in the IT and consumer electronic industries just as Wi-Fi has done. Intel, which has been a leading proponent of Wi-Fi, has indicated publicly that it will similarly push the adoption of mobile WiMAX by incorporating it into the Centrino platform.

•	Time-to-Market. Mobile WiMAX has a unique head start over other 4G technologies. The standards for LTE are still being written and, a result, we do not expect LTE equipment to be commercially deployed before 2010, at the earliest.

•	Expansive and Diverse Ecosystem. The global support of WiMAX continues to build momentum with more than 300 WiMAX deployments now in 118 countries, and incumbent wireless operators in Russia and India recently announced additional commitments to deploy mobile WiMAX networks. While the device ecosystem for 2G and 3G cellular is primarily focused on telecommunications, the WiMAX ecosystem extends beyond telecommunications and includes the consumer electronics and PC industries. Plans for new WiMAX-enabled consumer devices continue to expand with more than 80 suppliers providing a total of more than 480 different devices, from base stations and customer premise equipment, which we refer to as CPE, to PC Cards and handsets, and, based on recent industry news releases, more than 100 new certified WiMAX-enabled products are slated to be introduced in the next six to 12 months. Together with Intel, we are testing laptops and notebooks from major laptop manufacturers on our mobile WiMAX network in Portland, Oregon, and, due to the commitment from global PC manufacturers to deliver embedded WiMAX products, more notebooks are on the way.

TDD Flexibility

Unlike Frequency Division Duplex, which we refer to as FDD, which requires paired spectrum with guardbands, TDD only requires a single channel for downlink and uplink, making it more flexible for use in various global spectrum allocations. It also ensures complete channel reciprocity for better support of closed loop advanced antenna technologies like Multiple In Multiple Out, which we refer to as MIMO, and the various link adaptation algorithms. Additionally, TDD allows a service provider to maximize spectrum utilization by allocating up and down link resources appropriate to the traffic pattern over a given market. Finally, radio designs for TDD are less complex and less expensive to implement than FDD radios.

Expedience Technology

The Expedience system is a wireless IP-based, Ethernet platform that is also built around an OFDM and TDD physical layer, which allows us to address two challenges that face wireless carriers, namely NLOS performance and frequency utilization. OFDM is a physical layer protocol for NLOS broadband networks that uses a large number of individual carriers and a process of mapping a user’s data to those carriers to leverage the presence of multi-path to transmit and receive data robustly in the NLOS service environment. OFDM is preferable to single carrier technologies for addressing multi-path and frequency-selective fading in a broadband channel. TDD allows upstream and downstream links to the network to exist on the same radio frequency channel, meaning that there is no need to use multiple channels or to have guard-bands between downstream and upstream channels.

Pre-WiMAX Network Components

The Expedience CPE that operates on our pre-WiMAX network is a NLOS wireless modem that connects to any IP-based device, such as a computer, using a standard Ethernet connection. It is simple to install and requires no service provider configuration or support and no software download or installation. A subscriber need only connect the CPE to an external power source and to the subscriber’s computer. In addition to the Expedience CPE, in October 2007 we began offering our True Broadbandtm PC card in all of our United States markets.

The Expedience base station allows for 360 degree coverage by employing multiple transceivers and antennas on a single tower to maximize subscriber density and spectral efficiency. This setup is scalable, expandable and flexible, allowing us to control costs to promote efficient expansion as our subscriber base grows. Our base stations generally are located on existing communications towers, but can also be placed on rooftops of buildings and other elevated locations. We generally lease our tower locations from third parties.

We also use a network management system that incorporates a complete set of management tools to enable the configuration, management, monitoring and reporting of all network status elements. This system provides secure, centralized and remote configuration of base stations, CPE, switches and other network elements. The system reports to and alerts our system administrators to alarms and faults, and monitors system performance down to the individual CPE. It supports customizable report generation to track network performance, utilization and capacity.

Mobile WiMAX Network Components

Mobile WiMAX is an all IP-based technology and, like Expedience, is optimized for high-throughput, real-time data applications. Mobile WiMAX is based on the IEEE 802.16e-2005 standard and will operate in our 2.5 GHz and 3.5 GHz spectrum bands.

Similar to our current pre-WiMAX network, we expect our planned mobile WiMAX network to be a wireless IP-based, Ethernet platform designed around an OFDM and TDD physical layer, to address NLOS performance and frequency utilization issues. We expect that mobile WiMAX will meet all of our anticipated requirements for mobile Internet usage, as we believe it will support multiple handoff mechanisms, power-saving mechanisms for mobile devices, advanced quality of service and low latency for improved support of real-time applications, and advanced authorization, authentication and accounting functionality.

Our mobile WiMAX network is expected to consist of many of the same primary elements as Expedience, and will include base station transceivers, a backhaul network connected to point-of-presence traffic aggregation sites, an Operations, Administration, Maintenance and Provisioning system and subscriber devices. For subscribers, we expect that mobile WiMAX enabled chipsets will initially be included in NLOS modems similar to the Expedience CPE and in PC cards. Eventually, we anticipate manufacturers to sell a number of handheld communications and consumer electronic devices with embedded WiMAX chipsets that will be enabled to communicate using our mobile WiMAX network, such as notebook computers, UMPCs, PDAs, gaming consoles and MP3 players and other handheld devices.

Spectrum

Clearwire

Clearwire’s network operates over licensed spectrum in its United States and international markets. Although several broadband technologies can operate in unlicensed or public access spectrum, we believe using licensed spectrum enables us to provide a consistently higher quality of service to our subscribers, without the interference that is typically associated with unlicensed frequency bands.

United States

In the United States, licensed spectrum is governed by FCC rules that restrict interference from other licensees and spectrum users, providing some protection against interruption and degradation of service. Under FCC rules, unlicensed spectrum users do not have exclusive use of any frequencies, may not cause interference with the operations of any licensed operators and may suffer interference from others using licensed frequencies in overlapping geographic areas, making quality and availability of their services unpredictable.

We are designing our network in the United States to operate primarily on spectrum located within the 2496 to 2690 MHz band, or 2.5 GHz band, which is designated for BRS and EBS. Most BRS and EBS licenses are allocated in a scheme that provides for overlapping circular territories with a 35-mile radius. Other BRS licenses provide for 493 separate BTA licenses. Under current FCC rules, the BRS and EBS band in each territory is generally divided into 33 channels consisting of a total of 186 MHz of spectrum, with an additional eight MHz of guard band spectrum. Before the adoption of the current FCC rules, BRS and EBS licenses were referred to, respectively, as Multipoint Distribution Service, which we refer to as MDS, Multichannel Multipoint Distribution Services, which we refer to as MMDS, and Instructional Television Fixed Services, which we refer to as ITFS, and licenses were divided into 33 channels consisting of 198 MHz of spectrum.

Under current FCC rules, we can access BRS spectrum either through outright ownership of a BRS license issued by the FCC or through a leasing arrangement with a BRS license holder. The FCC rules limit eligibility to hold EBS licenses to accredited educational institutions and certain governmental, religious and nonprofit entities, but permit those license holders to lease up to 95% of their capacity for non-educational purposes. Therefore, although we cannot hold an EBS license, we can access EBS spectrum through a long-term leasing arrangement with a license holder. EBS leases entered into before January 10, 2005 may remain in effect for up to 15 years and may be renewed and assigned in accordance with the terms of those leases and the applicable FCC rules and regulations. The initial term of EBS leases entered into after January 10, 2005 is required by FCC rules to be coterminous with the term of the license. In addition, these leases typically give the leaseholder the right to participate in and monitor compliance by the license holder with FCC rules and regulations. EBS leases entered into after July 19, 2006 that exceed 15 years in length must give the licensee the right to reassess their needs every five years starting in year 15. Our EBS spectrum leases typically have an initial term equal to the remaining term of the EBS license, with an option to renew the lease for up to three renewal terms of ten years or less with respect to a final renewal term, for a total lease term of up to 30 years. In addition, we generally have a right of first refusal for a period of time after our leases expire to match another party’s offer to lease the same spectrum. Our leases are generally transferable.

Since our formation, we have focused on acquiring BRS licenses and leases, as well as EBS leases, in markets throughout the United States. As of June 30, 2008, we believe that we are the second largest holder of licensed spectrum in the 2.5 GHz band in the United States. As of June 30, 2008, we owned or leased, or entered into agreements to acquire or lease, approximately 15.8 billion MHz-POPs of spectrum in the United States. Of our approximately 15.8 billion MHz-POPs of spectrum in the United States, we estimate that we own approximately 23% with the remainder leased from third parties, generally under lease terms of up to 30 years. When the FCC’s current rules for the 2.5 GHz band in the United States are fully implemented, the MHz for certain channels within this band will decrease from 6 MHz to 5.5 MHz. This regulatory change will not adversely affect our ability to deliver our services, but will cause a proportionate reduction of our calculated MHz-POPs.

Our pending spectrum acquisition agreements are subject to various closing conditions, some of which are outside of our control and, as a result, we may not acquire all of the spectrum that is subject to these agreements. Nearly all of such closing conditions relate either to licensee or FCC consents, which we expect are likely to be granted. A limited number of our pending acquisition agreements are subject to closing conditions involving the resolution of bankruptcy or similar proceedings. As of June 30, 2008, we had minimum purchase commitments of approximately $23.5 million to acquire new spectrum.

We engineer our networks to optimize both the service that we offer and the number of subscribers to whom we can offer service. With the change to mobile WiMAX, we do not expect to launch our services in a market unless we control a minimum of three blocks of 10 contiguous MHz of spectrum bandwidth. However, we expect the spectral efficiency of technologies we deploy to continue to evolve, and as a result, we may decide to deploy our services in some markets with less spectrum. Alternatively, we could find that new technologies and subscriber usage patterns require us to have more spectrum available in our markets.

International

Clearwire currently holds spectrum rights in Belgium, Germany, Ireland, Poland, Romania and Spain. We also hold minority interests in a company that holds spectrum in Mexico. In each of Germany, Poland, Romania and Spain, our licenses cover the entire country. Our licenses in Belgium and Ireland cover a significant portion of the countries’ populations. We believe that each of the frequencies are or will be suitable for our service. A summary of the spectrum rights held by our subsidiaries and our equity investees is below, including the frequency band in which the spectrum is held, an estimate of the population covered by our spectrum in each country and the total MHz-POPs of our spectrum.

	Frequency	Licensed
Country	(GHz)	Population(1)	MHz-POPs(2)
		(In millions)	(In millions)

Subsidiaries
Belgium	3.5	10.6	1,060.0
Germany	3.5	82.5	3,465.0
Ireland	3.5	1.5	127.5
Poland	3.6	38.1	1,066.8
Romania	3.5	21.6	1,209.6
Spain	3.5	45.1	1,804.0
Equity Investees
Mexico	2.5	81.0	N/A

(1)	Estimates based on country population data derived from the Economist Intelligence Unit database, except for Ireland and Mexico, which are based on census or other market information gathered by us or our affiliates regarding the number of residents within the licensed coverage area.

(2)	Represents the amount of our spectrum in a given area, measured in MHz, multiplied by the estimated population of that area.

As in the United States, we engineer our international networks to optimize the number of users that the network can support while providing sufficient capacity and bandwidth. Thus far, we have chosen not to launch our services in a market using our current technology unless we control a minimum of 30 MHz of spectrum. However, we expect the spectral efficiency of technologies we deploy to continue to evolve, and as a result, we may decide to deploy our services in some markets with less spectrum. Alternatively, as in the United States, we could find that new technologies and subscriber usage patterns require us to have more spectrum available in our markets.

XOHM

XOHM’s network will operate over licensed spectrum in the United States. As a business unit of Sprint, XOHM has focused on acquiring BRS licenses and leases, as well as EBS leases, in markets throughout the

United States. XOHM is the largest holder of licensed spectrum in the 2.5 GHz band in the United States. As of June 30, 2008, XOHM owned or leased, or had entered into agreements to acquire or lease, approximately 28.9 billion MHz-POPs of spectrum in the United States. Of XOHM’s approximately 28.9 billion MHz-POPs of spectrum in the United States, XOHM estimates that it owns approximately 50% with the remainder leased from third parties, generally under lease terms of up to 30 years.

Under current FCC rules, like Clearwire, XOHM can access BRS spectrum either through outright ownership of a BRS license issued by the FCC or through a leasing arrangement with a BRS license holder. The FCC rules limit eligibility to hold EBS licenses to accredited educational institutions and certain governmental, religious and nonprofit entities, but permit those license holders to lease up to 95% of their capacity for non-educational purposes. Therefore, although XOHM cannot hold an EBS license, XOHM can access EBS spectrum through a long-term leasing arrangement with a license holder. EBS leases entered into before January 10, 2005 may remain in effect for up to 15 years and may be renewed and assigned in accordance with the terms of those leases and the applicable FCC rules and regulations. The initial term of EBS leases entered into after January 10, 2005 is required by FCC rules to be coterminous with the term of the license. In addition, these leases typically give the leaseholder the right to participate in and monitor compliance by the license holder with FCC rules and regulations, and give the licensee the right to reassess their needs every five years starting in year 15. XOHM’s EBS spectrum leases typically extend up to a maximum of 30 years, pursuant to initial and renewal terms of varying lengths, subject to renewal by the FCC of the licenses of the leased spectrum. In addition, XOHM generally has a right of first refusal for a period of time after our leases expire to match another party’s offer to lease the same spectrum. XOHM’s leases are generally transferable.

XOHM’s pending spectrum acquisition agreements are subject to various closing conditions, some of which are outside of XOHM’s control and, as a result, XOHM may not acquire all of the spectrum that is subject to these agreements. Nearly all of the closing conditions relate either to licensee or FCC consents, which XOHM expects will likely be granted. A limited number of XOHM’s pending acquisition agreements are subject to closing conditions involving the resolution of bankruptcy or similar proceedings. As of June 30, 2008, XOHM had purchase commitments of approximately $42 million to acquire new spectrum.

New Clearwire

Following the Closing, New Clearwire will continue to operate over licensed and leased BRS and leased EBS spectrum in the 2.5 GHz band. We believe that our significant spectrum holdings, both in terms of spectrum depth and breadth, in the 2.5 GHz band will be optimal for delivering our planned wireless broadband services.

New Clearwire will hold all of Clearwire’s and Sprint’s spectrum in the 2.5 GHz band, including all of both parties’ BRS licenses and leases and EBS leases. When the spectrum is combined, after eliminating any spectrum that is currently subject to agreement between the parties and assuming the transition of all markets to the current rules for the 2.5 GHz band, we expect New Clearwire to hold more than 42 billion MHz-POPs of spectrum in the United States. We believe that this will make New Clearwire the largest spectrum holder in terms of MHz-POPs of any wireless operator in the United States.

The International Telecommunications Union, which we refer to as ITU, recently approved the technical requirements for 4G technology. The ITU has recommended that 4G technology needs at least 40 MHz of spectrum, and preferably up to 100 MHz of spectrum in each market, regardless of the frequency used, in order to provide sufficient channel width to enable the data throughput that 4G services will demand.

Following the Closing, New Clearwire will hold approximately 150 MHz of spectrum on average in the largest 100 markets in the United States and approximately 125 MHz of spectrum in the next 100 largest markets. New Clearwire’s deep spectrum position in most of its markets is expected to enable New Clearwire to eventually offer faster download speeds and premium services and data-intensive multimedia content, such as videoconferencing, online games, streaming audio, video on demand and location-based services.

In Europe, we will continue to hold the approximately 8.7 billion MHz-POPs of spectrum held by Clearwire predominantly in the 3.5 GHz band.

Research and Development

Clearwire

Our research and development efforts have focused on the design of our network, enhancements to the capabilities of our network and the evolution of our service offerings. A significant portion of our development efforts involves working with the suppliers of our network infrastructure and subscriber equipment. We are currently working with Intel, Motorola and other vendors to develop network components and subscriber equipment for our mobile WiMAX network, including an ongoing mobile WiMAX trial in Portland, Oregon. We expect to continue these efforts in the future.

We spent approximately $1.0 million on research and development activities during the six months ended June 30, 2008.

XOHM

XOHM’s research and development efforts started with trials of various technologies, including, Flash Orthogonal Frequency Division Multiplexing, which we refer to as f-OFDM, Time Division — Code Division Multiple Access, which we refer to as TD-CDMA, wireless broadband, which we refer to as WiBRO, and WiMAX.

Samsung, Motorola and Nokia were chosen as XOHM’s Radio Access Network, which we refer to as RAN, partners. XOHM’s research and development efforts have been focused on three key areas, which include technical requirement assessment, network and performance validation, and interoperability testing, spanning access, backhaul, “Core” (i.e., the central aggregation points for XOHM’s radio network), devices/chipsets, and back office systems. XOHM continues to improve the performance and functionality of the technology and products through its ongoing research and development activities. Several evolutionary products are currently in the early stages of development with RAN partners, including, among others, multi-carrier power amplifiers, remote radio head solutions, high power Picocells (which are base stations designed to cover a small area, such as within office buildings, shopping malls and airports), and beamforming solutions; however, there can be no assurance that these products will be developed as planned, or at all.

Suppliers

Motorola, which acquired our former NextNet subsidiary in August 2006, is currently the only supplier of certain network components and subscriber equipment for the Expedience system deployed on our pre-WiMAX network. Thus, we are dependent on Motorola to produce the equipment and software we need for our pre-WiMAX network in a timely manner. For our mobile WiMAX network, we expect to use a number of suppliers for our network components and subscriber equipment, including Motorola and Samsung, among others. The terms of New Clearwire’s agreements with each of these suppliers remain subject to further negotiation.

Competition

The market for broadband services is highly competitive and includes companies that offer a variety of services using a number of different technological platforms, such as 3G cellular, cable, DSL, satellite, wireless Internet service and other emerging technologies. We compete with these companies on the basis of the ease of use, portability, speed, reliability, and price of our respective services.

Our principal competitors include wireless providers, cable and DSL operators, Wi-Fi and, prospectively, WiMAX providers, satellite providers and others.

Cellular and PCS Services

Cellular and PCS carriers are seeking to expand their capacity to provide data and voice services that are superior to ours. These providers have substantially broader geographic coverage than we have and, for the foreseeable future, than we expect to have. Carriers such as AT&T and Verizon Wireless, among others, have announced plans to deploy LTE which, when developed, may deliver performance that is similar to, or better than, or may be more widely accepted than the mobile WiMAX technology we are currently committed to deploy. Although we do not expect LTE networks to be in commercial operation in the near term, Verizon Wireless has stated that, starting in 2010 and beyond, it plans to deploy LTE on its network. If one or more of these providers can deploy technologies, such as LTE, that compete effectively with our services, the mobility and coverage offered by these carriers will provide even greater competition than we currently face.

Cable Modem and DSL Services

We compete with companies that provide Internet connectivity through cable modems or DSL. Principal competitors include cable companies, such as Time Warner Cable and Comcast, as well as incumbent telephone companies, such as AT&T, Sprint, Qwest Communications International, Inc. and Verizon Communications, Inc.

Wireless Broadband Service Providers

We also face competition from other wireless broadband service providers that use licensed spectrum. Moreover, if our technology is successful and garners widespread support, we expect these and other competitors to adopt or modify our technology or develop a technology similar to ours. We believe that, as network infrastructure based on mobile WiMAX technology becomes commercially available and manufacturers develop and sell handheld communications and consumer electronic devices that are enabled to communicate using mobile WiMAX networks, other network operators will introduce mobile WiMAX services comparable to ours in both our domestic and international markets.

Satellite

Satellite providers like WildBlue Communications, Inc. and Hughes Communications, Inc. offer broadband data services that address a niche market, mainly less densely populated areas that are unserved or underserved by competing service providers. Although satellite offers service to a large geographic area, latency caused by the time it takes for the signal to travel to and from the satellite may challenge the ability to provide some services, such as VoIP, and reduces the size of the addressable market.

WISPs and Wi-Fi

Clearwire also competes with other wireless Internet service providers, which we refer to as WISPs, that use unlicensed spectrum. In addition to these commercial operators, many local governments, universities and other governmental or quasi-governmental entities are providing or subsidizing Wi-Fi networks over unlicensed spectrum, in some cases at no cost to the user. Unlicensed spectrum may be subject to interference from other users of the spectrum, which can result in disruptions and interruptions of service. We rely exclusively on licensed spectrum for our network and do not expect significant competition from providers using unlicensed spectrum to deliver services to their customers.

International

In its international markets, Clearwire generally faces competition from incumbent telecommunications companies that provide their own wireless broadband or VoIP telephony services, as well as from other companies that provide Internet connectivity services. Although in certain European countries, incumbent telecommunications companies may have a dominant market share based on their past status as the single operator of telecommunications services in a particular country, these incumbent telecommunications companies rely on systems initially designed for voice transmission which have been upgraded to provide wireless broadband services.

Other

We believe other emerging technologies may also enter the broadband services market. For example, certain Internet service providers are working with electric distribution utilities to install broadband over power line, which we refer to as BPL, technology on electric distribution lines to provide broadband services. These Internet service and BPL providers are potential competitors. BPL technology may turn electrical lines into large unshielded transmitting antennas that would allow transmission of data over these lines, but could potentially create interference with some wireless networks.

Regulatory Matters

Overview

The regulatory environment relating to Clearwire’s business and operations is evolving. A number of legislative and regulatory proposals under consideration by federal, state and local governmental entities may lead to the repeal, modification or introduction of laws or regulations that could affect our business. Significant areas of existing and potential regulation for our business include broadband Internet access, telecommunications, interconnected VoIP telephony service, spectrum regulation and Internet taxation.

Broadband Internet Access Regulation

The result of recent court decisions and the FCC’s 2005 classification of wireline broadband Internet access service as an “information service,” rather than a “telecommunications service” resulted in allowing both DSL and cable modem providers to retain exclusive use of their broadband Internet access lines without having to open them up to competing Internet service providers. This regulatory framework may encourage independent Internet service providers to explore other options for broadband Internet access, including wireless services.

On September 23, 2005, the FCC released an Internet Policy Statement outlining its general views toward ensuring that broadband networks are widely deployed, open, affordable and accessible to all consumers. It adopted four principles to encourage broadband deployment and preserve and promote the open and interconnected nature of the public Internet, and suggested that it would incorporate these principles into its ongoing policy-making activities. On March 22, 2007, the FCC initiated an inquiry into the performance of the broadband marketplace under the FCC’s 2005 Internet Policy Statement. In this inquiry, the FCC also seeks comment on whether the Policy Statement should incorporate a new principle of nondiscrimination and, if so, how such a nondiscrimination principle would be defined and applied. On January 14, 2008, the FCC sought comment on two petitions related to its Internet Policy Statement seeking FCC determinations that further define its four broadband principles as well as what practices constitute reasonable broadband network management.

On November 7, 2006, the FCC issued an order classifying BPL Internet access service as an “information service.” Like cable modem and DSL service, the broadband transmission component of BPL Internet access service is not required to be offered as a telecommunications service.

On March 23, 2007, the FCC adopted a Declaratory Ruling that wireless broadband services are information services regulated under Title I of the Communications Act and that mobile Internet access service is not a “commercial mobile service,” under section 332 of the Act, even when offered using mobile technologies.

On August 20, 2008, the FCC released an enforcement order finding that under the specific facts of a complaint before it, a certain network management practice of a broadband provider violated the 2005 Internet Policy Statement.

Telecommunications Regulation

The FCC has classified Internet access services generally as interstate “information services” rather than as “telecommunications services” regulated under Title II of the Communications Act. Accordingly, many regulations that apply to telephone companies and other common carriers currently do not apply to our wireless broadband Internet access service. For example, we are not currently required to contribute a percentage of gross revenues from our Internet access services to the Universal Service Fund, which we refer to as USF, used to support local telephone service and advanced telecommunications services for schools, libraries and rural health care facilities. However, in the last year, the FCC has begun to impose certain consumer-oriented regulatory mandates upon VoIP service providers, despite the fact that interconnected VoIP service has not been officially classified as an “information service.” As an interconnected VoIP service, Clearwire’s Internet Phone Service is subject to some of the same regulations as telecommunications carriers. For example, Clearwire is required to contribute a percentage of its gross Internet Phone Service revenues to the federal USF. In addition, Clearwire is required to provide enhanced 911, which we refer to as E911, service for its Internet Phone Service customers; comply with the FCC’s recent number portability rules; comply with the FCC’s customer proprietary network information, which we refer to as CPNI, rules; and to support devices that enable hearing-impaired customers to use Clearwire’s Internet Phone Service, among other regulations. Despite these recent regulatory mandates, both Clearwire’s Internet Phone Service and its broadband Internet access are subject to many fewer regulations than traditional telephone services.

Internet access providers also are not required to file tariffs with the FCC, setting forth the rates, terms and conditions of their Internet access service offerings. The FCC, however, is currently considering whether to impose various consumer protection obligations, similar to Title II obligations, on broadband Internet access providers, including DSL, cable modem and wireless broadband providers. These requirements may include obligations related to truth-in-billing, slamming, discontinuing service, customer proprietary network information and federal USF mechanisms. The FCC is also considering whether to impose automatic roaming obligations on wireless broadband service providers similar to the obligations currently imposed on commercial mobile radio services, which we refer to as CMRS, providers. Internet access providers are currently subject to generally applicable state consumer protection laws enforced by state Attorneys General and general FTC consumer protection rules.

The FCC has not yet classified interconnected VoIP services as either information services or telecommunications services under the Communications Act. In November 2004, the FCC determined that regardless of their regulatory classification, certain interconnected VoIP services qualify as interstate services with respect to economic regulation. The FCC preempted state regulations that address such issues as entry certification, tariffing and E911 requirements, as applied to certain interconnected VoIP services. On March 21, 2007, the United States Court of Appeals for the Eighth Circuit affirmed the FCC’s November 2004 Order with respect to these VoIP services, particularly those having portable or nomadic capability. The jurisdictional classification of other types of interconnected VoIP services, particularly “fixed” services, remains uncertain at this time.

In June 2006, the FCC determined that all “interconnected” VoIP services are required to contribute a percentage of interstate gross revenues to the USF beginning October 1, 2006. On June 1, 2007, the United States Court of Appeals for the District of Columbia Circuit upheld the FCC’s order that interconnected VoIP providers contribute to the USF on the basis of a 64.9% safe harbor or on the basis of actual traffic studies. The court vacated the portions of the order mandating that VoIP providers using traffic studies get the traffic studies pre-approved by the FCC. Our VoIP service qualifies as “interconnected VoIP” for purposes of USF regulation and therefore is subject to this fee which may be passed on to our subscribers. We have incorporated this fee requirement into our VoIP billing system and collect and remit federal USF payments.

The FCC is conducting a comprehensive proceeding to address all types of IP-enabled services, including interconnected VoIP service, and to consider what regulations, if any, should be applied to such services, as use of broadband services becomes more widespread. In June 2005, the FCC adopted the first set of regulations in this comprehensive IP-enabled proceeding, imposing E911-related requirements on interconnected VoIP service providers as a condition of offering such service to consumers. The FCC defined “interconnected VoIP service” as voice service that: (1) enables real-time, two-way voice communications; (2) requires a broadband connection from the user’s location; (3) requires IP-compatible CPE; and (4) permits users generally to receive calls that originate on and terminate to the public switched telephone network, which we refer to as PSTN. Effective November 28, 2005, all interconnected VoIP providers are required to transmit, via the wireline E911 network, all 911 calls, as well as a call-back number and the caller’s registered location for each call, to the appropriate public safety answering point, provided that the public safety answering point is capable of receiving and processing that information. In addition, all interconnected VoIP providers must have a process to obtain a subscriber’s registered location before activating service, and a process to allow their subscribers to update their registered location immediately if the subscriber moves the service to a different location. Interconnected VoIP providers are also required to prominently and in plain English advise subscribers of the manner in which dialing 911 using VoIP service is different from dialing 911 service using traditional telephone service, and to provide warning labels with VoIP CPE. On May 31, 2007, the FCC initiated a proceeding proposing to adopt additional E911 obligations for providers of interconnected VoIP service that a customer may use at more than one location including a requirement to automatically identify subscribers’ physical locations through an automatic location technology that meets the same accuracy standards that apply to providers of CMRS. The FCC has also proposed to tighten the current accuracy standards into a single, technology neutral standard and to clarify the geographic area over which wireless E911 providers must satisfy the E911 accuracy requirements. E911 service for interconnected VoIP service is also subject to E911 funding obligations in certain states.

On April 2, 2007, the FCC released an Order imposing, pursuant to its ancillary authority under Title I, the Communications Act’s Section 222, CPNI requirements on interconnected VoIP providers. CPNI includes call detail information about a customer gained by the service provider as a result of providing the service, and includes such information as telephone numbers called, duration of such calls, and calling patterns. In this same Order, the FCC adopted new CPNI obligations designed to prevent fraud, unauthorized access to a customer’s CPNI, and other abuses of customer privacy, including specific required customer and law enforcement notification, annual certification, and explicit consent requirements. These new CPNI rules which became effective on December 8, 2007 are applicable to all providers subject to Section 222, including interconnected VoIP providers, such as Clearwire.

On May 31, 2007, the FCC also adopted new rules requiring interconnected VoIP service and equipment providers to comply with the same disability-access regulations that apply to traditional telephony service and equipment under Section 255 of the Communications Act, including the designation of an agent for the receipt and handling of accessibility complaints and inquiries. In addition, the FCC adopted requirements that interconnected VoIP providers contribute to the Telecommunications Relay Service, which we refer to as TRS fund, and provide 711-dialing for hearing and speech-impaired individuals to reach a local TRS provider pursuant to Section 225 of the Act. While these requirements became effective on October 5, 2007, the FCC waived two specific TRS requirements for interconnected VoIP providers for six months — the requirement to transmit 711 calls to a geographically appropriate relay provider and the requirement that a traditional TRS provider route emergency-related VoIP 711 calls to the geographically appropriate public safety answering points. The commission also sought comment on various requests for a more permanent waiver of the TRS rules to VoIP providers.

On November 8, 2007, the FCC released an order extending local number portability requirements to interconnected VoIP providers and clarifying that local exchange carriers and CMRS providers have an obligation to port numbers to VoIP providers. At the same time the FCC requested comment on extending porting timeframes to VoIP providers, among other requirements. These rules became effective March 24, 2008.

The FCC is considering additional regulations, including what intercarrier compensation regime should apply to interconnected VoIP traffic over the PSTN. Accordingly, our costs to provide VoIP service may increase, which will impact our pricing decisions in relation to our competitors and our profit margins, if any.

On August 5, 2005, the FCC adopted an Order finding that both facilities-based broadband Internet access providers and interconnected VoIP providers are subject to CALEA, which requires service providers covered by that statute to build certain law enforcement surveillance assistance capabilities into their communications networks and to maintain CALEA-related system security policies and procedures. On May 3, 2006, the FCC adopted an additional Order addressing the CALEA compliance obligations of these providers. In that order, the FCC: (1) affirmed the May 14, 2007 assistance-capability compliance deadline; (2) indicated compliance standards are to be developed by the industry within the telecommunications standards setting bodies working together with law enforcement; (3) permitted the use of certain third parties to satisfy CALEA compliance obligations; (4) restricted the availability of compliance extensions; (5) concluded that facilities-based broadband Internet access providers and interconnected VoIP providers are responsible for any CALEA development and implementation costs; (6) declared that the FCC may pursue enforcement action, in addition to remedies available through the courts, against any non-compliant provider; and (7) adopted interim progress report filing requirements. The FCC required facilities-based broadband Internet access providers and interconnected VoIP providers to comply with CALEA’s assistance capability requirements by May 14, 2007. We believe we have taken the necessary actions to be in compliance with these requirements.

Regulatory policies applicable to broadband Internet access, VoIP and other IP-services are continuing to develop, and it is possible that our broadband Internet access and VoIP services could be subject to additional regulations in the future. The extent of the regulations that will ultimately be applicable to these services and the impact of such regulations on the ability of providers to compete are currently unknown.

Spectrum Regulation

The FCC routinely reviews its spectrum policies and may change its position on spectrum allocations from time to time. On July 29, 2004, the FCC issued rules revising the band plan for BRS and EBS and establishing more flexible technical and service rules to facilitate wireless broadband operations in the 2495 to 2690 MHz band. The FCC adopted new rules that (1) expand the permitted uses of EBS and BRS spectrum so as to facilitate the provision of high-speed data and voice services accessible to mobile and fixed users on channels that previously were used primarily for one-way video delivery to fixed locations; and (2) change some of the frequencies on which BRS and EBS operations are authorized to enable more efficient operations. These new rules streamlined licensing and regulatory burdens associated with the prior service rules and created a “PCS-like” framework for geographic licensing and interference protection. Under the new rules, existing holders of BRS and EBS licenses and leases generally have exclusive rights over use of their assigned frequencies to provide commercial wireless broadband services to residences, businesses, educational and governmental entities within their geographic markets. These rules also require BRS licensees, including us, to bear their own expenses in transitioning to the new band plan and, if they are seeking to initiate a transition, to pay the costs of transitioning EBS licensees to the new band plan. The transition rules also provide a mechanism for reimbursement of transaction costs by other operators in the market. Additionally, the FCC expanded the scope of its spectrum leasing rules and policies to allow BRS and EBS licensees to enter into flexible, long-term spectrum leases.

On April 21, 2006, the FCC issued an Order adopting comprehensive rules for relocating incumbent BRS operations in the 2150 to 2162 MHz band. These rules will further facilitate the transition to the new 2.5 GHz band plan. This Order is currently subject to Petitions for Reconsideration and judicial appeal.

On April 27, 2006, the FCC released a further Order revising and clarifying its BRS/EBS rules. Significantly, the FCC generally reaffirmed the flexible technical and operational rules on which our systems are designed and operating. The FCC clarified the process of transitioning from the old spectrum plan to the new spectrum plan, but reduced the transition area from large “major economic areas,” to smaller, more manageable “basic trading areas.” Proponents seeking to initiate a transition to the new band plan will be given a 30-month timeframe within which to notify the FCC of their intent to initiate a transition, followed by a three-month planning period and an 18-month transition completion period. In markets where no proponent initiates a transition, licensees will be permitted to self-transition to the new band plan. The FCC adopted a procedure whereby the proponent will be reimbursed for the value it adds to a market through reimbursement by other commercial operators in a market, on a pro-rata basis, after the transition is completed and the FCC has been notified.

The FCC also clarified the procedure by which BRS and EBS licensees must demonstrate substantial service, and required them to demonstrate substantial service by May 1, 2011. Substantial service showings demonstrate to the FCC that a licensee is not warehousing spectrum. If a BRS or EBS licensee fails to demonstrate substantial service by May 1, 2011, its license may be canceled and made available for re-licensing.

The FCC reaffirmed its decision to permit mobile satellite service providers to operate in the 2496 to 2500 MHz band on a shared, co-primary basis with BRS licensees. It also concluded that spectrum sharing in the 2496 to 2500 MHz band between BRS licensees and a limited number of incumbent licensees, such as broadcast auxiliary service, fixed microwave and public safety licensees, is feasible. It therefore declined to require the relocation of those incumbent licensees in the 2496 to 2500 MHz band. Additionally, the FCC reaffirmed its conclusion that BRS licensees can share the 2496 to 2500 MHz band with industrial, scientific and medical, which we refer to as ISM, devices because ISM devices typically operate in a controlled environment and use frequencies closer to 2450 MHz. The FCC also reaffirmed its decision to permit low-power, unlicensed devices to operate in the 2655 to 2690 MHz band, but emphasized that unlicensed devices in the band may not cause harmful interference to licensed BRS operations. Previously, low-power, unlicensed devices were permitted to operate in the 2500 to 2655 MHz band, but not in the 2655 to 2690 MHz band.

Finally, the FCC reaffirmed the application of its spectrum leasing rules and policies to BRS and EBS, and ruled that new EBS spectrum leases may provide for a maximum term (including initial and renewal terms) of 30 years. The FCC further required that new EBS spectrum leases with terms of 15 years or longer must allow the EBS licensee to review its educational use requirements every five years, beginning at the fifteenth year of the lease.

On March 20, 2008, the FCC released a further order revising, clarifying and reconsidering certain of its BRS/EBS rules as well as seeking comment on additional matters. The order generally affirmed the technical rules adopted by the FCC in 2004 and modified in 2006, except for some minor adjustments. In addition, it clarified that licensees should use the “splitting-the-football” methodology to divide overlapping geographic service areas for EBS licenses that expired and are later reinstated. This could impact the geographic service areas in which we are able to deploy service.

The FCC determined that it would use its existing auction rules to auction the over 70 unassigned BRS BTA spectrum licenses. The FCC has not yet established a date for this auction. The FCC also reinstated a Gulf of Mexico service area for the BRS band, the boundary of which will be 12 nautical miles from the shore, that will be divided into three zones for licensing purposes. BRS licensees in the Gulf of Mexico will be subject to the same service and technical rules that apply to all other BRS licensees. This may have an impact on Clearwire’s ability to deploy service in areas near the Gulf of Mexico.

Finally, the FCC clarified that EBS leases executed before January 10, 2005 cannot run in perpetuity and are limited to 15 years. In making this clarification, the FCC affirmed its general policy that it should not become enmeshed in interpreting private contracts. In discussing its prior rulings governing the maximum EBS lease term, the FCC referred to previous statements regarding EBS lease terms that it has never made before which may affect some of Clearwire’s lease rights if not subsequently reconsidered. These will have an impact on some existing leases that had been entered into prior to January 10, 2005. Petitions for reconsideration of this issue are currently pending.

The FCC sought further comment on how to license the available and unassigned “white spaces” in the EBS spectrum band, including whether and how to license EBS spectrum in the Gulf of Mexico. The FCC noted that public and educational institutions that are eligible to hold EBS licenses may be constrained from participating in competitive bidding. These issues remain unresolved by the FCC.

We believe that the FCC’s BRS/EBS rules will enable us to pursue our long-term business strategy, although it is possible that these rules may be interpreted in a manner materially and adversely to our business. In addition, these rules may be amended in a manner that materially and adversely affects our business.

In June 2006, the Federal Aviation Administration, which we refer to as the FAA, proposed regulations governing potential interference to navigable airspace from certain FCC-licensed radio transmitting devices, including 2.5 GHz transmitters. These regulations would require FAA notice and approval for new or modified transmitting facilities. If adopted, these regulations could substantially increase the administrative burden and costs involved in deploying our service.

In certain international markets, our subsidiaries are subject to rules that provide that, if the subsidiary’s wireless service is discontinued or impaired for a specified period of time, the spectrum rights may be revoked.

Internet Taxation

The Internet Tax Freedom Act, which was signed into law in October 2007, renewed and extended until November 2014 a moratorium on taxes on Internet access and multiple, discriminatory taxes on electronic commerce under the Internet Tax Freedom Act. This moratorium was scheduled to expire in November 2007, and its extension preserved the “grandfathering” of states that taxed Internet access before October 1998 to allow them to continue to do so. The moratorium does not apply to taxes levied or measured on net income, net worth or property value and does not extend to a tax on telecommunications services. Certain states have enacted various taxes on Internet access or electronic commerce, and selected states’ taxes are being contested. State tax laws may not be successfully contested and future state and federal laws imposing taxes or other regulations on Internet access and electronic commerce may arise, any of which could increase the cost of our services and could materially and adversely affect our business.

Intellectual Property

Clearwire

We review our technological developments with our technology staff and business units to identify and capture innovative and novel features of our core technology that provide us with commercial advantages and file patent applications as necessary to protect these features both in the United States and elsewhere. We hold 30 granted United States patents (two of which are jointly held), and we also have 13 pending United States patent applications. For our wireless broadband network, the patents and applications cover features and functionality, including the ability to manage device power output to ensure frequency stabilization, as well as the ability to manage network output and infrastructure in a dynamic output environment to produce, among other things, reliable network uptime. We currently hold 23 granted patents and have 18 pending patent applications in various foreign jurisdictions. Assuming that all maintenance fees and annuities continue to be paid, the patents expire on various dates from 2017 until 2027. “Clearwire” and the associated Clearwire corporate logo, “Clear Business,” “ClearPremium,” “ClearClassic” and “ClearValue” are among our registered trademarks in the United States, and we have issued or pending trademark registrations covering all countries of the European Union and eight other jurisdictions.

XOHM

Under the Intellectual Property Agreement, patents and patent applications owned by Sprint and used exclusively in the Sprint WiMAX Business and otherwise specifically identified will be assigned to New Clearwire and to all persons in which New Clearwire is the owner, directly or indirectly, of at least 50% of the person’s voting stock, including Clearwire Communications. Currently, the portfolio to be assigned consists of approximately 26 United States patent applications. The Intellectual Property Agreement will provide that the parties will cooperate regarding certain aspects of patents such as providing reasonable assistance to each other in connection with the preparation and filing of future patent applications and for certain suits for infringement or enforcement of any assigned patents. The parties have agreed not to assert certain patents against the other party for a period of time. The period of time depends on the technology and is generally the longer of ten years or as long as Sprint has an ownership interest but extends to 15 years for specified VoIP patents and extends for the life of the patents for the assigned patents. This covenant terminates if a party is acquired by certain designated entities.

According to the Intellectual Property Agreement, Sprint will also assign certain formative trademarks and their associated goodwill to Clearwire Communications. These include the XOHMtm mark and the XOHMtm logo, both of which have trademark registrations that are pending in the United States, the European Community and nine other countries. Subject to applicable third party rights, Sprint will also transfer software and proprietary information that is used or is being developed for the WiMAX business provided that such software and proprietary information is not used or anticipated to be used by any Sprint company. Subject to applicable third-party rights, Sprint will grant licenses to Clearwire Communications to other software and proprietary information used by the XOHM business. In return, Clearwire Communications will grant Sprint certain licenses for software and proprietary information that is used or required by Sprint.

Subject to certain exceptions, all of these assignments and licenses will be granted “as is.” There are no representations and warranties or indemnification with respect to the assigned or licensed intellectual property.

Employees

As of June 30, 2008, Clearwire had approximately 1,505 employees in the United States and approximately 315 employees in its international operations. As of June 30, 2008, XOHM had approximately 655 employees in the United States. The number of persons to be employed by New Clearwire will be determined at the Closing.

Our employees enter into agreements containing confidentiality restrictions. We have never had a work stoppage and no employees are represented by a labor organization. We believe our employee relations are good.

Properties

Clearwire

Clearwire’s executive offices are currently located in Kirkland, Washington, where Clearwire leases approximately 68,500 square feet of space. The lease expires in 2013.

We believe that substantially all of our property and equipment is in good condition, subject to normal wear and tear. We believe that our current facilities have sufficient capacity to meet the projected needs of our business for the next 12 months.

The following table lists our significant properties and the inside square footage of those properties:

Approximate Size
City, State (Function)	(Square Feet)

Kirkland, WA (headquarters and administrative)	68,500
Milton, FL (call center)	40,000
Las Vegas, NV (call center)	30,000
Henderson, NV (administrative and warehouse space)	29,000
Dublin, Ireland (shared service center)	16,000

We lease additional office space in many of our current and planned markets. We also lease approximately 70 retail stores and mall kiosks. Our retail stores, excluding mall kiosks, range in size from approximately 480 square feet to 1,500 square feet, with leases having terms typically from three to seven years. Internationally we also have offices in Bucharest, Romania; Brussels, Belgium; Madrid, Spain and Warsaw, Poland.

XOHM

The headquarters of Sprint’s XOHM business unit is located at 593 Herndon Parkway, Herndon, Virginia. The building, which contains approximately 130,000 square feet of space, is currently leased by Sprint, but it is expected that the lease will be assigned to New Clearwire following the completion of the Transactions. The lease expires in 2013. The building houses all of the XOHM business unit’s employees, including its executive team, and also houses the XOHM lab, which is used for testing WiMAX equipment. Further, the XOHM business unit has sub-let a small portion of the facility to certain of its key WiMAX infrastructure vendors, including Intel, Motorola and Samsung, for the purpose of ensuring close collaboration on WiMAX development with those vendors.

Legal Proceedings

Clearwire and Sprint are parties to various pending judicial and administrative proceedings. Our management and legal counsel and those of Sprint have reviewed the probable outcome of these proceedings, the costs and expenses reasonably expected to be incurred, the availability and limits of our and Sprint’s respective insurance coverage, and each of our established liabilities. While the outcome of the pending proceedings cannot be predicted with certainty, based on our review and that of Sprint, we and Sprint believe that any unrecorded liability that may result will not have a material adverse effect on our or Sprint’s liquidity, financial condition or results of operations.

On May 7, 2008, Sprint filed an action in the Delaware Court of Chancery against iPCS, Inc. and its wholly-owned subsidiaries, iPCS Wireless, Inc., which we refer to as iPCS Wireless, Horizon Personal Communications, Inc., which we refer to as Horizon, and Bright Personal Communications Services, LLC, which we refer to as BPCS. Sprint is seeking a declaratory judgment that, among other things, the Transactions do not violate the exclusivity provisions of iPCS Wireless’, Horizon’s and BPCS’s agreements with various Sprint subsidiaries known collectively as Sprint PCS. The exclusivity provisions in these agreements place certain restrictions on the ability of Sprint to own, operate, build or manage specified wireless mobility communication networks or to sell certain types of wireless services within specified geographic areas where iPCS Wireless, Horizon and BPCS operate.

On May 12, 2008, iPCS Wireless, Horizon and BPCS filed a lawsuit in the Illinois Circuit Court, Cook County, alleging that the Transactions would violate the exclusivity provisions of their agreements. The lawsuit seeks, among other things, to enjoin Sprint, Clearwire and the Investors from consummating the Transactions and from engaging in certain competitive business conduct in the respective service areas of iPCS Wireless, Horizon and BPCS.

On May 15, 2008, iPCS, Inc., iPCS Wireless, Horizon and BPCS filed a motion to dismiss or stay the Delaware action asserting that Sprint has no contractual relationship with iPCS, Inc., that the Delaware court lacks personal jurisdiction with respect to Horizon and BPCS, and that Illinois is the proper venue for deciding the action. Similarly, on June 2, 2008, Sprint filed a motion to dismiss or stay the Illinois lawsuit on the grounds that it is duplicative of the pending Delaware action.

On July 14, 2008, the Delaware court issued an opinion finding that it lacks personal jurisdiction over Horizon and BPCS and dismissing Sprint’s claims against those parties. The Delaware court denied iPCS Inc.’s motion to dismiss the claims against it, and denied the defendants’ motion to dismiss or stay the Delaware action in favor of the Illinois proceeding. Subsequently, iPCS, Inc. and iPCS Wireless filed a second motion to dismiss in the Delaware Chancery Court, asserting that the Chancery Court lacks subject matter jurisdiction and that the case should be transferred to the Delaware Superior Court. The motion to dismiss is still pending.

On September 15, 2008, the Illinois Circuit Court denied Sprint’s motion to dismiss or stay the Illinois action. On September 16, 2008, iPCS, Inc. and iPCS Wireless filed a renewed motion to stay the Delaware action in light of the Illinois Circuit Court’s September 15, 2008 decision. The Delaware Court held a hearing on the renewed motion to stay on October 1, 2008. On October 8, 2008, the Delaware Court granted the renewed motion to stay in favor of the Illinois action.

The trial for the Illinois action is scheduled to begin on December 2, 2008.

CLEARWIRE MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our consolidated results of operations, financial condition and liquidity position for the years ended December 31, 2007, 2006 and 2005 and for the six-month periods ended June 30, 2008 and 2007, and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements; see “Cautionary Note Regarding the Forward-Looking Statements.” Factors that could cause or contribute to these differences include those discussed below and elsewhere in this proxy statement/prospectus, particularly in the section titled “Risk Factors.”

Recent Developments and Overview

We build and operate wireless broadband networks that enable fast, simple, reliable and affordable communications on a mobile, portable and fixed basis. Our networks cover entire communities, delivering a wireless high-speed Internet connection and enabling other services and features that create a new communications path into the home or office.

Our network in our current markets relies on network infrastructure equipment that is based on NLOS and OFDM technologies from Motorola’s Expedience line. We intend to deploy networks utilizing standards based mobile WiMAX technology in all new markets. As with our current pre-WiMAX network infrastructure equipment, we expect mobile WiMAX technology to support fixed, portable and mobile service offerings using a single network architecture. In addition, as mobile WiMAX is a standards-based technology, we anticipate manufacturers will offer a number of handheld communications and consumer electronic devices that will be enabled to communicate using our mobile WiMAX network, including notebook computers, UMPCs, PDAs, gaming consoles, MP3 players, and other handheld devices.

We launched our first broadband market in August 2004 and are growing rapidly in terms of the number of markets served, number of people covered by our network, and number of total subscribers. As of June 30, 2008 we offered our service for sale to an estimated 13.9 million people in the United States and to nearly 2.9 million people internationally in Ghent and Brussels, Belgium; Dublin, Ireland; and Seville, Spain.

As of June 30, 2008 we had approximately 461,000 total subscribers worldwide, representing an increase of approximately 54% over our June 30, 2007 total subscribers of approximately 299,000 subscribers. For the six months ended June 30, 2008 and 2007, we experienced an average monthly churn, which refers to the percentage of our existing customers who terminate service in a given month, of approximately 2.4% and 1.8%, respectively. Management believes that our churn rate is comparable to other regional and independent wireless competitors.

As of June 30, 2008, we had approximately 410,000 customers in the United States, representing an increase of 140,000, or approximately 52%, from the approximately 270,000 United States subscribers we had as of June 30, 2007. Internationally, we ended the quarter with approximately 51,000 customers, representing a 22,000 increase, or approximately 76% increase from the approximately 29,000 international subscribers we had as of June 30, 2007.

We are investing heavily to expand the coverage of our wireless broadband network. As we invest in building networks, our efforts also include offering premium services and applications in order to make our service more attractive, such as VoIP telephony and our recently introduced PC card. This expansion will require significant capital expenditures as well as increased sales and marketing expenses, and will likely be accompanied by significant operating losses over the next five years or more as we expand the area covered by our network and invest to build our brand and develop subscriber loyalty.

Following the consummation of the Transactions, as a result of our entering into certain of the commercial agreements with Sprint and the Investors described herein, including the 4G MVNO Agreement, the 3G MVNO Agreement, the Intel Market Development Agreement, and the Google Products and Services

Agreement, we expect a portion of our revenues to be derived from our arrangements with our strategic partners, including Sprint and the Investors. Specifically, in the next 12 months, we expect that the 4G MVNO Agreement and the Intel Market Development Agreement will increase the distribution opportunities of New Clearwire, thereby permitting us to expand our subscriber base and increase revenues. Additionally, we believe that certain other commercial agreements, including the Master Site Agreement, the Master Agreement for Network Services, the 4G ASR Agreement, the 3G Retailer Agreement, and the IT Master Services Agreement will reduce the cost of operating our network due to decreased tower rental costs and lower core network infrastructure costs. These contracts will have a material impact on our results of operations as New Clearwire’s network expands and covers a greater number of markets.

We believe that we have the second largest spectrum position in the 2.5 GHz (2496-2690 MHz) band in the United States with a spectrum portfolio that as of June 30, 2008 includes approximately 15.8 billion MHz-POPs. In Europe, as of June 30, 2008, we held approximately 8.7 billion MHz-POPs of spectrum, predominantly in the 3.5 GHz band, in Belgium, Germany, Ireland, Poland, Romania and Spain. We plan to continue acquiring spectrum in markets that we believe are attractive for our service offerings, primarily within the United States as New Clearwire will have a domestic focus. If demand increases for spectrum rights, our spectrum acquisition costs may increase.

We engineer our networks to optimize both the services that we offer and the number of subscribers to whom we can offer service. Consequently, we have not launched our services in a market using our current technology unless we control a minimum of three blocks of 10 contiguous MHz of spectrum bandwidth. However, we expect the spectral efficiency of technologies we deploy to continue to evolve, and as a result, we may decide to deploy our services in some markets with less spectrum. Alternatively, we could find that new technologies and subscriber usage patterns require us to have more spectrum available in our markets.

As a result of continued expansion and ongoing spectrum acquisitions, we expect to require significant additional capital, which we intend to raise through subsequent equity offerings, by increasing our debt, or a combination of the two. As of June 30, 2008, our total assets were $2.4 billion and our stockholders’ equity was $832.1 million, which compares to total assets of $2.7 billion and stockholders’ equity of $1.2 billion at December 31, 2007. Our unrestricted cash and cash equivalents and unrestricted short-term and long-term investments were $592.9 million and $1.0 billion at June 30, 2008 and December 31, 2007, respectively. As a consequence of the turbulent financial markets of late, we cannot offer assurances that the necessary capital to achieve our current plan will be available on attractive terms or at all, and we plan to manage our use of capital by adjusting the rate at which we build our network, acquire spectrum and deploy our services.

As we have concentrated our financial and management resources on expanding the geographic footprint of our network and the availability of our services, we have incurred net losses of $375.4 million and $210.7 million for the six months ended June 30, 2008 and 2007, respectively.

At June 30, 2008, we held available for sale short-term and long-term investments with a fair value and cost of $243.5 million, of which investments with a fair value and cost of $64.8 million were in auction rate securities. In addition, we have an investment with a fair value and recorded cost of $4.1 million in commercial paper issued by a structured investment vehicle for which an insolvency event has been declared. We recorded an other-than-temporary impairment loss on this investment of $1.6 million during the first six months of 2008. As of August 15, 2008, we had received from the trustee of the receivership cash proceeds approximating the fair value of our investment as at June 30, 2008.

Auction rate securities are variable rate debt instruments whose interest rates are reset approximately every 30 or 90 days through an auction process. Beginning in August 2007, the auctions failed to attract buyers and sell orders could not be filled. Current market conditions do not allow us to estimate when the auctions will resume. While we continue to earn interest on these investments at the maximum contractual rate, until the auctions resume, the investments are not liquid and we may not have access to these funds until a future auction on these investments is successful or a secondary market develops for these securities. At June 30, 2008, the estimated fair value of these auction rate securities no longer approximated cost and we recorded other-than-temporary impairment losses and realized losses on our auction rate securities of $31.1 million for the six months ended June 30, 2008.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates used, including those related to investments, long-lived assets, goodwill and intangible assets, including spectrum, share-based compensation, and deferred tax asset valuation allowance.

Our accounting policies require management to make complex and subjective judgments. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Additionally, changes in accounting estimates are reasonably likely to occur from period to period. These factors could have a material impact on our financial statements, the presentation of our financial condition, changes in financial condition or results of operations.

In consultation with our board of directors, we have identified the following accounting policies that we believe are key to an understanding of our financial statements: revenue recognition; impairments of long-lived assets; impairments of goodwill and intangible assets with indefinite useful lives; share-based compensation; valuation of common stock; accounting for spectrum licenses and leases; the deferred tax asset valuation allowance and investments.

Revenue Recognition

We recognize revenue in accordance with Staff Accounting Bulletin, which we refer to as SAB, Topic 13, “Revenue Recognition,” when all of the following conditions exist: (1) persuasive evidence of an arrangement exists in the form of an accepted purchase order; (2) delivery has occurred, based on shipping terms, or services have been rendered; (3) the price to the buyer is fixed or determinable, as documented on the accepted purchase order; and (4) collectibility is reasonably assured.

We primarily earn service revenue by providing access to our wireless broadband network. Also included in service revenue are revenue from optional services, including VoIP service, personal and business email and static Internet Protocol. Activation fees are charged to customers when initiating a service subscription.

We apply Emerging Issues Task Force, which we refer to as EITF, Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” to account for revenue arrangements with activation and service components. These arrangements are allocated among the separate units of accounting based on the relative fair values if the deliverables in the arrangement meet certain criteria.

Service revenue from customers for the wireless broadband and optional services are billed in advance and recognized ratably over the service period. Activation fees charged to the customer are deferred and recognized as service revenue on a straight-line basis over the expected life of the customer relationship, which we have estimated to be 3.5 years. This expected life was determined based on our assessment of industry averages and our assessment of data on the duration of a customer life and average monthly churn.

Revenue associated with the shipment of CPE and other equipment to our customers is recognized when title and risk of loss transfers to the customer. Generally, the risks of ownership and title pass when product is delivered to our customer. Shipping and handling costs billed to customers are recorded to service revenue.

Before our sale of NextNet in August 2006, we primarily earned equipment revenue from sales to third party network providers of base stations, CPE, related infrastructure, system services and software maintenance contracts.

With the NextNet arrangements that included multiple elements including software, such as the sale of a base station with a software maintenance contract, we applied the accounting guidance in accordance with Statement of Position, which we refer to as SOP, No. 97-2, “Software Revenue Recognition.” Revenue was allocated to each element of the transaction based on its fair value as determined by vendor specific objective evidence. Vendor specific objective evidence of fair value for all elements of an arrangement was based on the normal pricing and discounting practices for those products and services when sold separately.

Revenue was deferred for any undelivered elements and revenue was recognized when the product was delivered or over the period in which the service is performed. If we could not objectively determine the fair value of any undelivered element included in the bundled product and software maintenance arrangements, revenue was deferred until all elements were delivered and services had been performed, or until fair value could be objectively determined for any remaining undelivered elements. If the fair value of a delivered element had not been established, we would use the residual method to record revenue if the fair value of all undelivered elements was determinable. Under the residual method, the fair value of the undelivered elements was deferred and the remaining portion of the arrangement fee was allocated to the delivered elements and was recognized as revenue.

Fees for software maintenance services were typically billed annually in advance of performance of the services with provisions for subsequent annual renewals. We deferred the related revenues and recognized them ratably over the respective maintenance terms, which typically were one to two years.

Impairments of Long-lived Assets

We review our long-lived assets to be held and used, including property, plant and equipment and intangible assets with definite useful lives, for recoverability whenever an event or change in circumstances indicates that the carrying amount of such long-lived asset or group of long-lived assets may not be recoverable. Such circumstances include, but are not limited to the following:

•	a significant decrease in the market price of the asset;

•	a significant change in the extent or manner in which the asset is being used;

•	a significant change in the business climate that could affect the value of the asset;

•	a current period loss combined with projections of continuing losses associated with use of the asset;

•	a significant change in our business or technology strategy, such as a switch to mobile WiMAX wireless broadband network;

•	a significant change in our management’s views of growth rates for our business; and

•	a significant change in the anticipated future economic and regulatory conditions and expected technological availability.

We frequently evaluate whether such events and circumstances have occurred. As our losses to date are a direct result of expanding our business to support our growth, we have not considered our losses to date as an event that indicates that the carrying amount of our long-lived assets may not be recoverable. In addition, there have been no other impairment indicators for any of our asset groups. When such events or circumstances exist, we would determine the recoverability of the asset’s carrying value by estimating the undiscounted future net cash flows (cash inflows less associated cash outflows) that are directly associated with and that are expected to arise as a direct result of the use of the asset. For purposes of recognition and measurement, we group our long-lived assets at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other assets and liabilities.

If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value.

Changes in technology used in our business, such as a transition to mobile WiMAX, may result in an impairment in the value or a change in the estimated useful life of our Expedience network equipment already placed in service. If and when such a change occurs, we may be required to record an impairment charge to reduce the carrying amount of equipment in service to its fair value, and/or to accelerate the useful life of the respective equipment. This may result in an increase in periodic depreciation expense over the remaining useful life of the equipment, or, in appropriate instances, a write off of a portion or the entire net book value of the equipment.

Impairments of Goodwill and Intangible Assets with Indefinite Useful Lives

We assess the impairment of goodwill and intangible assets with indefinite useful lives at least annually, or whenever an event or change in circumstances indicates that the carrying value of such asset or group of assets may not be recoverable. Factors we consider important, any of which could trigger an impairment review, include:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

Our owned spectrum licenses in the United States, Belgium and Ireland have indefinite useful lives, and were evaluated for impairment testing purposes as a single unit of accounting for each country, in accordance with EITF Issue No. 02-7, “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets.”

We complete a two-step process to determine the amount of goodwill impairment. The first step involves comparison of the fair value of the reporting unit to its carrying value to determine if any impairment exists. If the fair value of the reporting unit is less than the carrying value, goodwill is considered to be impaired and the second step is performed. The second step involves comparison of the implied fair value of goodwill to its carrying value. The implied fair value of goodwill is determined by allocating fair value to the various assets and liabilities within the reporting unit in the same manner goodwill is recognized in a business combination. In calculating an impairment charge, the fair value of the impaired reporting units are estimated using a discounted cash flow valuation methodology or by reference to recent comparable transactions. In making our assessment, we rely on a number of factors, including operating results, business plans, economic projections, and anticipated future cash flows. There are inherent uncertainties related to these factors and judgment in applying these factors to our goodwill impairment test. We performed our annual impairment tests of goodwill as of October 1, 2007, and concluded that there was no impairment of our goodwill.

Our intangible assets with indefinite useful lives in the United States and internationally consist mainly of our spectrum licenses originally issued by the FCC, trade names and trademarks. The impairment test for intangible assets with indefinite useful lives consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess. The fair value is determined by estimating the discounted future cash flows that are directly associated with, and that are expected to arise as a direct result of the use and eventual disposition of, the asset. We performed our annual impairment test of indefinite lived intangible assets for each country of operation as of October 1, 2007, and concluded that there was no impairment of these intangible assets.

Share-Based Compensation

We account for our share-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment,” or SFAS No. 123(R), which requires the measurement and recognition of compensation expense for all share-based awards made to employees and directors based on estimated fair values. We recognize compensation costs, net of a forfeiture rate, for those shares expected to vest on a graded vesting schedule over the requisite service period of the award, which is generally the option vesting term of four years.

We issue incentive awards to our employees through stock-based compensation consisting of stock options and RSUs. The value of RSUs is determined using the fair value method, which in this case, is based on the number of shares granted and the quoted price of our common stock on the date of grant. In determining the fair value of stock options, we use the Black-Scholes valuation model, which we refer to as BSM, to estimate the fair value of stock options which requires complex and judgmental assumptions including estimated stock price volatility, employee exercise patterns (expected life of the option) and future forfeitures. The computation of expected volatility is based on an average historical volatility from common shares of a group of our peers as well as our own historical volatility. The expected life of options granted is based on the simplified calculation of expected life, described in SAB No. 107, “Share-Based Payment,” due to lack of option exercise history. If any of the assumptions used in the BSM change significantly, share-based compensation expense may differ materially for future grants as compared to the current period. See Note 13, Share-Based Payments, of our consolidated financial statements for additional information.

SFAS No. 123(R) also requires that we recognize compensation expense for only the portion of stock options or RSUs that are expected to vest. Therefore, we apply estimated forfeiture rates that are derived from historical employee termination behavior. If the actual number of forfeitures differs from those estimated by management, additional adjustments to stock-based compensation expense may be required in future periods.

Valuation of Common Stock

Prior to our initial public offering, members of our management possessing the requisite valuation experience estimated the fair value of our capital stock in connection with our stock option grants, stock awards, and other equity based compensation arrangements. We did not obtain contemporaneous valuations prepared by an unrelated valuation specialist at the time of each stock option issuance because we believe our management possessed the requisite valuation expertise to prepare a reasonable estimate of the fair value of the interests at the time of each issuance since inception.

The determination of the fair value of our common stock prior to our initial public offering required management to make judgments that were complex and inherently subjective. Management used the market approach to estimate the value of our enterprise at each date options were granted and at each reporting date. Under the market approach, a transaction-based method was used to estimate the value of our enterprise based on transactions involving capital stock with unrelated investors and other third parties. This approach assumes that such transactions constitute the best evidence as to the fair value of our common stock.

Additionally, we used the best information available to corroborate our determination, including events affecting the fair value of our common stock during the year, such as:

•	the implementation of our business strategy, including the achievement of significant qualitative and quantitative milestones relating to, among others things, the number of markets launched, subscriber growth, revenue growth, spectrum licenses acquired or leased, employee growth and the execution of strategic transactions;

•	the exercise price of warrants for the purchase of our common stock issued to both related parties and third parties;

•	the terms of cash sale transactions for the purchase of our common stock by related parties; and

•	the terms of non-cash transactions in which related parties received our common stock as consideration.

In evaluating each of these events, we assumed that such transactions provided additional corroborating evidence as to the fair value of our capital stock. For those transactions involving related parties, the facts and circumstances present were reviewed to evaluate whether the terms of these agreements differed materially from those that would have existed in an arms-length transaction with an unrelated party. This evaluation was performed by comparing those related party transactions to similar transactions with unrelated parties.

We further corroborated the estimate of fair value by calculating the enterprise value using the income approach at various points throughout the year. The income approach applies an appropriate discount rate to an estimate of the future cash flows based on our forecasts of revenues, costs and capital expenditures. Given that we are an early stage company, forecasting these cash inflows and outflows required us to make judgments that were substantially more complex and inherently more subjective than those that would be required in a mature business.

As such, we determined that the market approach was a more accurate method of estimating fair value and relied on the income approach for corroboration only.

Accounting for Spectrum Licenses and Leases

We have two types of arrangements for spectrum licenses in the United States: direct licenses from the FCC which we own and leases or subleases from third parties that own or lease one or more FCC licenses.

The owned FCC licenses in the United States and internationally are accounted for as intangible assets with indefinite lives in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. In accordance with SFAS No. 142, intangible assets with indefinite useful lives are not amortized but must be assessed for impairment annually or more frequently if an event indicates that the asset might be impaired. We performed our annual impairment test of indefinite lived intangible assets as of October 1, 2007 and concluded that there was no impairment of these intangible assets. For leases involving significant up-front payments, we account for such payments as prepaid spectrum license fees.

We account for the spectrum lease arrangements as executory contracts which are similar to operating leases. For leases containing scheduled rent escalation clauses we record minimum rental payments on a straight-line basis over the terms of the leases, including the renewal periods as appropriate.

Deferred Tax Asset Valuation Allowance

A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefit, or that future deductibility is uncertain. In accordance with SFAS No. 109, “Accounting for Income Taxes,” we record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including our limited operating history, scheduled reversals of deferred tax liabilities, projected future taxable income/loss, tax planning strategies and recent financial performance.

Investments

SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and SAB No. 59, “Accounting for Non-current Marketable Equity Securities”, provide guidance on determining when an investment is other-than-temporarily impaired. We classify marketable debt and equity securities that are available for current operations as short-term available-for-sale investments, and are stated at fair value. Unrealized gains and losses are recorded as a separate component of accumulated other comprehensive income (loss). Losses are recognized when a decline in fair value is determined to be other-than-temporary. Realized gains and losses are determined on the basis of the specific identification method. We review our short-term and long-term investments on an ongoing basis for indicators of other-than-temporary impairment, and this determination requires significant judgment.

We have an investment portfolio comprised of marketable debt and equity securities including commercial paper, corporate bonds, municipal bonds, auction rate securities and other securities. The value of these securities is subject to market volatility for the period we hold these investments and until their sale or maturity. We recognize realized losses when declines in the fair value of our investments below their cost basis are judged to be other-than-temporary. In determining whether a decline in fair value is other-than-temporary, we consider various factors including market price (when available), investment ratings, the financial condition and near-term prospects of the issuer, the length of time and the extent to which the fair value has been less than our cost basis, and our intent and ability to hold the investment until maturity or for a period of time sufficient to allow for any anticipated recovery in market value. We make significant judgments in considering these factors. If it is judged that a decline in fair value is other-than-temporary, the investment is valued at the current estimated fair value and a realized loss equal to the decline is reflected in the consolidated statement of operations.

In determining fair value, we use quoted prices in active markets where such prices are available, or we use models to estimate fair value using various methods including the market, income and cost approaches. For investments where we use models to estimate fair value in the absence of quoted market prices, we often utilize certain assumptions that market participants would use in pricing the investment, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs are readily observable, market corroborated, or unobservable company inputs.

We estimated the fair value of securities without quoted market prices using internally generated pricing models that require various inputs and assumptions. We believe that our pricing models, inputs and assumptions are what market participants would use in pricing the securities. We maximize the use of observable inputs to the pricing models where quoted market prices from securities and derivatives exchanges are available and reliable. We typically receive external valuation information for United States Treasuries, other United States Government and Agency securities, as well as certain corporate debt securities, money market funds and certificates of deposit. We also use certain unobservable inputs that cannot be validated by reference to a readily observable market or exchange data and rely, to a certain extent, on management’s own assumptions about the assumptions that market participants would use in pricing the security. Our internally generated pricing models may include our own data and require us to use our judgment in interpreting relevant market data, matters of uncertainty and matters that are inherently subjective in nature. We use many factors that are necessary to estimate market values, including, interest rates, market risks, market spreads, and timing of cash flows, market liquidity, and review of underlying collateral and principal, interest and dividend payments. The use of different judgments and assumptions could result in different presentations of pricing and security prices could change significantly based on market conditions.

Fair Value Measurements

During the first quarter of 2008, we adopted SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157, for our financial assets and liabilities that are recognized or disclosed at fair value on an annual or more frequently recurring basis. These include our derivative instruments and our short-term and long-term investments.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, we utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These inputs can be readily observable, market corroborated, or generally unobservable inputs. We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques we are required to provide the following information according to the fair value hierarchy:

Level 1:  Quoted market prices in active markets for identical assets or liabilities.

Level 2:  Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3:  Unobservable inputs that are not corroborated by market data.

In accordance with SFAS No. 157, it is our practice to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. When available, we use quoted market prices to measure fair value. If listed prices or quotes are not available, fair value is based on internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to interest rate yield curves, volatilities, equity or debt prices, and credit curves. In estimating fair values, we utilize certain assumptions that market participants would use in pricing the financial instrument, including assumptions about risk. The degree of management judgment involved in determining the fair value of a financial instrument is dependent on the availability of quoted market prices or observable market parameters. For financial instruments that trade actively and have quoted market prices or observable market parameters, there is minimal subjectivity involved in measuring fair value. When observable market prices and parameters are not fully available, management judgment is necessary to estimate fair value. In addition, changes in the market conditions may reduce the availability of quoted prices or observable data. In these instances, we use certain unobservable inputs that cannot be validated by reference to a readily observable market or exchange data and rely, to a certain extent, on management’s own assumptions about the assumptions that market participant would use in pricing the security. These internally derived values are compared to values received from brokers or other independent sources.

Derivative Instruments

During the first quarter of 2008, we adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” or SFAS No. 133, when we began hedging the London Interbank Offered Rate, which we refer to as the LIBOR rate. SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by SFAS No. 133, we record all derivatives on the balance sheet at fair value as either assets or liabilities. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. A hedge may also remain undesignated. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. To qualify for hedge accounting, we must comply with the detailed rules and strict documentation requirements at the inception of the hedge, and hedge effectiveness is assessed at inception and periodically throughout the life of each hedging relationship.

In the normal course of business, we are exposed to the effect of interest rate changes. We have limited our exposure by adopting established risk management policies and procedures including the use of derivatives. It is our policy that derivative transactions are executed only to manage exposures arising in the normal course of business and not for the purpose of creating speculative positions or trading.

Currently, we only have derivatives that are designated as cash flow hedges and which are effective. Changes in the fair value of derivatives that are designated and effective as cash flow hedges are recorded in other comprehensive income and reclassified to the statement of operations when the effects of the item being hedged are recognized.

All designated hedges are formally documented as to the relationship with the hedged item as well as the risk management strategy. Both at inception and on an ongoing basis, the hedging instrument is assessed as to its effectiveness. If and when a derivative is determined not to be highly effective as a hedge, or the underlying hedged transaction is no longer likely to occur, or the derivative is terminated, any changes in the derivative’s fair value, that will not be effective as an offset to the income effects of the item being hedged, will be recognized currently in the statement of operations.

To determine the fair value of derivative instruments, we use a method with various assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including most derivatives, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Results of Operations

The following table sets forth certain operating data for the periods presented.

	Six Months Ended June 30,		Year Ended December 31,
	2008	2007	2007	2006	2005
	(Unaudited)
	(In thousands, except per share data)

Revenues:
Service	$110,091	$64,759	$151,440	$67,598	$8,451
Equipment and other (includes related party sales of $0, $0, $0, $15,546, and $9,728)	—	—	—	32,583	25,003

Total revenues	110,091	64,759	151,440	100,181	33,454
Operating Expenses:
Cost of goods and services (exclusive of a portion of depreciation and amortization shown separately below):
Cost of service (includes related party costs of $1,874, $1,390, $2,877, $606 and $0)	80,367	40,048	107,281	50,438	13,086
Cost of equipment (includes related party costs of $0, $0, $0, $8,914 and $1,843)	—	—	—	19,674	10,483
Selling, general and administrative expense	193,878	156,032	360,666	214,669	106,211
Transaction related expenses	10,224	—	—	—	—
Research and development	1,030	1,023	1,397	8,890	9,639
Depreciation and amortization	56,986	35,899	84,694	40,902	11,913
Spectrum lease expense	64,207	28,265	96,417	23,516	9,356
Gain on sale of NextNet	—	—	—	(19,793)	—

Total operating expenses	406,692	261,267	650,455	338,296	160,688

Operating Loss	(296,601)	(196,508)	(499,015)	(238,115)	(127,234)
Other Income (Expense):
Interest income	12,298	35,410	65,736	30,429	6,605
Interest expense	(54,305)	(47,729)	(96,279)	(72,280)	(14,623)
Foreign currency gains, net	691	(68)	363	235	20
Loss on extinguishment of debt	—	—	(159,193)	—	—
Other-than-temporary impairment loss and realized loss on investments	(32,767)	—	(35,020)	—	—
Other income (expense), net	(1,209)	1,744	1,801	2,150	300

Total other expense, net	(75,292)	(10,643)	(222,592)	(39,466)	(7,698)

Loss Before Income Taxes, Minority Interest And Losses From Equity Investees	(371,893)	(207,151)	(721,607)	(277,581)	(134,932)
Income tax provision	(3,584)	(2,729)	(5,427)	(2,981)	(1,459)

Loss Before Minority Interest And Losses From Equity Investees	(375,477)	(209,880)	(727,034)	(280,562)	(136,391)
Minority interest in net loss of consolidated subsidiaries	2,345	1,967	4,244	1,503	387
Losses from equity investees	(2,311)	(2,807)	(4,676)	(5,144)	(3,946)

Net Loss	$(375,443)	$(210,720)	$(727,466)	$(284,203)	$(139,950)

Net loss per common share, basic and diluted	$(2.29)	$(1.37)	$(4.58)	$(2.93)	$(1.97)

Weighted average common shares outstanding, basic and diluted	164,096	153,561	158,737	97,085	71,075

Six Months Ended June 30, 2008 as Compared to the Six Months Ended June 30, 2007

Revenue

Service revenue is primarily generated from subscription and modem lease fees for our wireless broadband service. Revenue from activation fees and fees for other services such as email, VoIP, and web hosting services are also included in service revenue.

	Six Months Ended June 30,		Dollar	Percentage
	2008	2007	Change	Change
	(In thousands, except percentages)

Revenue	$110,091	$64,759	$45,332	70.0%

Revenue in the U.S. represented 82.1% and international represented 17.9% of total revenue for the six months ended June 30, 2008 compared to 80.6% and 19.4% for the six months ended June 30, 2007, respectively. This increase in U.S. revenue as a percent of total revenue is due primarily to a greater number of markets launched domestically as compared to international. The increase is due primarily to an increase in our subscriber base. As of June 30, 2008, we operated in 46 U.S. markets and four international markets covering a geographic area containing approximately 16.8 million people. This is compared to 40 U.S. and three international markets covering approximately 11.6 million people as of June 30, 2007. Total subscribers in all markets grew to approximately 461,000 as of June 30, 2008 from approximately 299,000 as of June 30, 2007. The growth in subscribers and the increase in services available to customers were the primary reasons for the increase in revenue when comparing the six months ended June 30, 2008 to the six months ended June 30, 2007.

Cost of Goods and Services

Service costs primarily include costs associated with tower rents, direct Internet access and back haul costs, which is the transporting of data traffic between distributed sites and a central point in the market or point-of-presence.

	Six Months Ended June 30,		Dollar	Percentage
	2008	2007	Change	Change
	(In thousands, except percentages)

Cost of goods and services	$80,367	$40,048	$40,319	100.7%
As a percent of revenue	73.0%	61.8%

The increase in cost of goods and services was primarily due to an increase in the number of tower sites, increases in direct Internet access and related back haul costs, as we launched more markets and incurred additional expenses as we prepared for future WiMAX builds from June 30, 2007 to June 30, 2008.

Selling, General and Administrative Expense

Selling, general and administrative expense primarily includes salaries and benefits, sales commissions, travel expenses and related facilities costs for the following personnel: sales, marketing, network deployment, executive, finance and accounting, information technology, customer care, human resource and legal. It also includes costs associated with advertising, trade shows, public relations, promotions and other market development programs and third-party professional service fees.

	Six Months Ended June 30,		Dollar	Percentage
	2008	2007	Change	Change
	(In thousands, except percentages)

Selling, general and administrative expense	$193,878	$156,032	$37,846	24.3%
As a percent of revenue	176.1%	240.9%

The increase was due primarily to a $26.8 million increase in employee compensation and related costs, including facilities costs, resulting from higher employee headcount of approximately 1,820 employees at

June 30, 2008 compared to approximately 1,680 employees at June 30, 2007. The primary reason these additional employees were hired was to support the launch of new markets and the support of additional customers. In addition, for the six months ended June 30, 2008 as compared to the six months ended June 30, 2007, there was a $3.7 million increase in professional fees, due to expenses related to business expansion projects, contractor and consulting expenses for costs for compliance projects related to the Sarbanes Oxley Act of 2002; an increase of $4.0 million associated with our call center, bad debt and collection fees, and a $1.3 million increase in third party commissions as we continue to increase our sales and services through third party providers. The remaining increase resulted from increases in other miscellaneous expenses primarily arising out of growth in and operation of our business.

Transaction Related Expenses

	Six Months Ended June 30,		Dollar	Percentage
	2008	2007	Change	Change
	(In thousands, except percentages)

Transaction related expenses	$10,224	$—	$10,224	N/M

This is attributable to the expensing of the deal costs related to the Transaction Agreement we entered into with Sprint and the Investors on May 7, 2008.

Depreciation and Amortization

	Six Months Ended June 30,		Dollar	Percentage
	2008	2007	Change	Change
	(In thousands, except percentages)

Depreciation and amortization	$56,986	$35,899	$21,087	58.7%

The increase was primarily due to the additional depreciation expense associated with our continued network build-out and the depreciation of CPE related to associated subscriber growth. Capital expenditures for depreciable property, plant and equipment decreased to $115.4 million for the six months ended June 30, 2008, from $164.6 million for the six months ended June 30, 2007. The majority of these expenditures relate to the construction of our pre-WiMAX network, purchases of base station equipment, and CPE equipment.

Spectrum Lease Expense

	Six Months Ended June 30,		Dollar	Percentage
	2008	2007	Change	Change
	(In thousands, except percentages)

Spectrum lease expense	$64,207	$28,265	$35,942	127.2%

Total spectrum lease expense increased as a direct result of a significant increase in the number of spectrum leases held by us as well as an increase in the cost of new spectrum leases. With the significant number of spectrum leases and the increasing cost of these leases, we expect our spectrum lease expense to increase.

Interest Income

	Six Months Ended June 30,		Dollar	Percentage
	2008	2007	Change	Change
	(In thousands, except percentages)

Interest income	$12,298	$35,410	$(23,112)	(65.3)%

The decrease was primarily due to the reduction in interest returns earned on investments, as well as lower balances of short-term and long-term investments held during the first half of 2008 compared to 2007.

Interest Expense

	Six Months Ended June 30,		Dollar	Percentage
	2008	2007	Change	Change
	(In thousands, except percentages)

Interest expense	$(54,305)	$(47,729)	$(6,576)	13.8%

The increase in interest expense was primarily due to an increase in debt, as debt increased to $1.25 billion at June 30, 2008 from $655.90 million at June 30, 2007, partially offset by an overall reduction in the interest rate applied to the debt. We recorded no amortization of original issuance discount for the six months ended June 30, 2008, compared to $11.2 million for the six months ended June 30, 2007. We recorded amortization of deferred financing costs related to our $1.25 billion credit agreement of $3.2 million for the six months ended June 30, 2008, and $3.3 million for the six months ended June 30, 2007 related to our secured notes and senior term facility. In addition, we recorded $1.2 million of interest expense reclassified from accumulated other comprehensive income related to our hedge activities for the six months ended June 30, 2008. These amounts were partially offset by capitalized interest of $11.4 million and $12.6 million for the six months ended June 30, 2008 and 2007, respectively.

Other-Than-Temporary Impairment Loss On Investments

	Six Months Ended June 30,		Dollar	Percentage
	2008	2007	Change	Change
	(In thousands, except percentages)

Other-than-temporary impairment loss on investments	$(32,767)	$—	$(32,767)	N/M

The increase in the other-than-temporary impairment loss on investments is due to the recognition of a decline in value of investment securities which we determined to be other than temporary. At June 30, 2008, we held available-for-sale short-term and long-term investments with a fair value and cost of $243.5 million. During the six months ended June 30, 2008, we incurred other-than-temporary impairment losses of $32.8 million related to a decline in the estimated fair values of our investment securities. Included in our investments were auction rate securities with a fair value and cost of $64.8 million as of June 30, 2008.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenue

Service revenue is primarily generated from subscription and modem lease fees for our wireless broadband service. Revenue from our acquired businesses, activation fees and fees for other services such as email, VoIP, and web hosting services are also included in service revenue. Our equipment and other revenue include sales of NextNet equipment through the date of sale of NextNet in August 2006.

Total revenue increased $51.2 million to $151.4 million in 2007 from $100.2 million in 2006. This includes an $83.8 million increase in service revenue as we increased our subscriber base, offset partially by a decrease in equipment revenue of $32.6 million from our NextNet operations due to the sale of NextNet in August 2006.

Service revenues were $151.4 million in the year ended December 31, 2007 compared to $67.6 million in the year ended December 31, 2006. As of December 31, 2007, we operated in 46 United States markets and four international markets covering a geographic area containing approximately 16.3 million people. This is compared to 34 United States and two international markets covering approximately 9.6 million people as of December 31, 2006. Total subscribers in all markets grew from approximately 206,000 as of December 31, 2006 to approximately 394,000 as of December 31, 2007, primarily due to continued subscriber growth in existing markets and the additional markets launched during 2007.

Revenue in the United States represented 81.2% and international represented 18.8% of total revenue in 2007 compared to 83.3% and 16.7% in 2006, respectively. This increase was due primarily to the increase in subscribers internationally which grew 102.5% over the prior year compared to an 89.9% increase in United States subscribers over the prior year.

Equipment and other revenue in the year ended December 31, 2007 decreased from the year ended December 31, 2006 due to the sale of NextNet in August 2006.

Cost of Goods and Services

Service costs primarily include costs associated with tower rents, direct Internet access costs and back haul costs, which is the transporting of data traffic between distributed sites and a central point in the market or point-of-presence. Our cost of equipment consists of costs incurred for equipment manufactured by NextNet through August 2006.

There were no costs related to equipment in the year ended December 31, 2007 due to the sale of NextNet in August 2006.

Total cost of goods and services increased $37.2 million to $107.3 million in 2007 from $70.1 million in 2006. Cost of services were $107.3 million in the year ended December 31, 2007 compared to $50.4 million in the year ended December 31, 2006. These increases were primarily due to an increase in the number of sites on-air, direct Internet access and related back haul costs, as the number of on-air sites increased to approximately 2,360 at December 31, 2007 compared to approximately 1,310 at December 31, 2006. In both 2007 and 2006, in anticipation of build-out and future market launches, we also had tower lease expenses for markets under construction.

As a percentage of service revenue, cost of service decreased to 70.8% in the year ended December 31, 2007 from 74.6% in the year ended December 31, 2006, primarily as a result of our costs of services rising at a slower rate as compared to our revenues generated from our increased subscriber base. While our cost of service will increase as we continue to expand our network, we anticipate that cost of service as a percentage of revenue will fluctuate due to the timing of new market launches, the construction and leasing of new towers, and growth in the number of subscribers.

United States cost of goods and services represented approximately 88.1% and international represented approximately 11.9% of total cost of goods and services in 2007 compared to approximately 87.2% and approximately 12.8%, respectively, in 2006. This increase in United States costs of goods and services as a percent of total cost of goods and services is due primarily to increase lease and site costs related to an increased number of sites being built out in the United States as compared to international.

Selling, General and Administrative Expense

Selling, general and administrative expense primarily includes: salaries and benefits, sales commissions, travel expenses and related facilities costs for the following personnel: sales, marketing, network deployment, executive, finance, information technology, human resource and legal. It also includes costs associated with advertising, trade shows, public relations, promotions and other market development programs and third-party professional service fees.

Selling, general and administrative expense was $360.7 million for the year ended December 31, 2007 as compared to $214.7 million in the year ended December 31, 2006. The increase of $146.0 million was due primarily to a $98.6 million increase in employee compensation and related costs, including facilities costs, resulting from higher employee headcount of approximately 1,990 employees at December 31, 2007 compared to approximately 1,240 employees at December 31, 2006. These additional employees were hired as a result of bringing customer care in-house, new market deployments, and to support the overall growth of our business. In addition, for the year ended December 31, 2007 as compared to the year ended December 31, 2006, there was a $13.1 million increase in professional fees, due to expenses for business development projects and compliance efforts with the Sarbanes Oxley Act of 2002; a $10.8 million increase in advertising expenses related to the expansion of our business and new market launches; an $8.9 million increase in third party commissions as we sold more services through third party providers; and an increase of $5.1 million associated with bad debt and collection fees and bank fees. The remaining increase of $9.5 million resulted from increases in other miscellaneous expenses primarily arising out of growth in our business.

As a result of expense controls, slower growth in headcount and fewer planned market launches in 2008, we expect that our selling, general, and administrative expenses will begin to flatten over the course of the year.

Research and Development

Research and development expenses consist of salaries and related benefits for our development personnel. Research and development expense was $1.4 million and $8.9 million for the years ended December 31, 2007 and 2006, respectively. This decrease was due to prior period expenses related to NextNet product research that were not recurring in 2007 due to the sale of NextNet in August 2006. Research and development expenses may increase in 2008 as a result of system and technical development efforts related to implementation of mobile WiMAX.

Depreciation and Amortization

Depreciation and amortization expense increased to $84.7 million for the year ended December 31, 2007 from $40.9 million for the year ended December 31, 2006. This increase was primarily due to the additional network build-out and the cost of CPE related to our expansion into new markets and associated subscriber growth. Capital expenditures for depreciable property, plant and equipment increased to $361.9 million for the year ended December 31, 2007 from $191.7 million for the year ended December 31, 2006. The majority of these expenditures relate to the construction of our network and purchases of base station equipment.

Spectrum Lease Expense

Spectrum lease expense increased by $72.9 million to $96.4 million for the year ended December 31, 2007 from $23.5 million for the year ended December 31, 2006. Total spectrum lease expense increased as a direct result of a significant increase in the number of spectrum leased held by us, including the additional spectrum from the BellSouth transaction, as well as an increase in the cost of new spectrum leases. As certain of our leases include escalation clauses, we are required to record expense on a straight-line basis over the term of these leases, including renewal periods where appropriate, which in combination with the significant lease obligation paid up front results in significant non-cash lease expenses. We expect spectrum lease expense to continue to increase.

Gain on Sale of NextNet

In August 2006 we sold our NextNet operations and recorded a gain on sale of $19.8 million.

Interest Income

We recognized $65.7 million of interest income for the year ended December 31, 2007 compared to $30.4 million for the year ended December 31, 2006. This increase of $35.3 million was primarily due to the higher balances of short-term and long-term investments held during 2007 compared to 2006.

Interest Expense

We incurred $96.3 million of interest expense in year ended December 31, 2007 compared to $72.3 million for the year ended December 31, 2006. This increase in interest expenses was primarily due to an increase in debt, as debt increased by $611.2 million to $1.26 billion at December 31, 2007 from $645.7 million at December 31, 2006. We recorded amortization of original issuance discount of $14.0 million for the year ended December 31, 2007 compared to $15.8 million for the year ended December 31, 2006. We recorded amortization of deferred financing costs related to our secured notes and senior term loan facility of $6.7 million for the year ended December 31, 2007 compared to $3.9 million for the year ended December 31,

2006. These amounts were partially offset by capitalized interest of $29.0 million for year ended December 31, 2007 compared to $16.6 million for the year ended December 31, 2006.

Loss on Extinguishment of Debt

In connection with the retirement of the $620.7 million senior secured notes due 2010 and the repayment of the $125.0 million term loan, we recorded a $159.2 million loss on extinguishment of debt, which was primarily due to the write-off of the unamortized portion of the proceeds allocated to the warrants originally issued in connection with the senior secured notes and the related deferred financing costs.

Other-Than-Temporary Impairment Loss and Realized Loss On Investments

The increase in the other-than-temporary impairment loss and realized loss on investment securities of $35.0 million for the year ended December 31, 2007, as compared to the year ended December 31, 2006, is primarily due to the recognition of a decline in value of investment securities which we determined to be other than temporary. At December 31, 2007, we held available for sale short-term and long-term investments with a fair value of $155.6 million and a cost of $162.9 million.

Included in our investments were auction rate securities with a fair value of $88.6 million and a cost of $95.9 million. Auction rate securities are variable rate debt instruments whose interest rates are reset approximately every 30 or 90 days through an auction process. The auction rate securities are classified as available for sale and are recorded at fair value. At December 31, 2007, the estimated fair value of these auction rate securities no longer approximates cost and we recorded other-than-temporary impairment losses and realized losses on our auction rate securities of $32.3 million for the year ended December 31, 2007. For certain other auction rate securities, we recorded an unrealized loss of $7.3 million in other comprehensive income reflecting the decline in the estimated fair value of these securities. We consider these declines in fair value to be temporary given our consideration of the collateral underlying these securities and our conclusion that the declines are related to changes in interest rates rather than any credit concerns related to the underlying assets. Additionally, we have the intent and ability to hold the investments until maturity or for a period of time sufficient to allow for any anticipated recovery in market value.

Our investments in auction rate securities represent interests in collateralized debt obligations supported by preferred equity securities of small to medium sized insurance companies and financial institutions and asset backed capital commitment securities supported by high grade, short term commercial paper and a put option from a monocline insurance company. These auction rate securities were rated AAA/Aaa or AA/Aa by Standard & Poors and Moody’s rating services at the time of purchase and their ratings have not changed as of December 31, 2007. With regards to the asset backed capital commitment securities, both rating agencies have placed the issuers’ ratings under review for possible downgrade.

In addition to the above mentioned securities, we hold one commercial paper security issued by a structured investment vehicle that was placed in receivership in September 2007 for which an insolvency event was declared by the receiver in October 2007. The issuer of that security invests in residential and commercial mortgages and other structured credits. Some of the assets consist of sub-prime mortgages. At December 31, 2007, the estimated fair value of this security was $7.5 million based on prices provided from our internally generated pricing models and our evaluation of the value of the underlying collateral and our position in the structured investment vehicle. During 2007 we had realized other-than-temporary impairment losses of $2.5 million related to this commercial paper security. A restructuring plan for this security is expected by mid-2008.

As issuers and counterparties to our investments announce financial results in the coming quarters, it is possible that we may record additional losses and realize losses that are currently unrealized. We will continue to monitor our investments for substantive changes in relevant market conditions, substantive changes in the financial condition and performance of the investments’ issuers and other substantive changes in these investments.

The stated maturity of these securities is longer than ten years; however, because we considered them to be highly liquid and available for operations, our convention was to use the next auction date, which occurs every 30 to 90 days, as the effective maturity date and these securities were recorded as short-term investments. Current market conditions do not allow us to estimate when the auctions for its auction rate securities will resume. As a result, during 2007 we reclassified our auction rate securities from short-term investments to long-term investments.

Other Income (Expense), Net

In the year ended December 31, 2007 we had approximately $1.8 million in other income compared to approximately $2.2 million in other expenses in the year ended December 31, 2006.

Income Tax Provision

We incurred $5.4 million of income tax expense in 2007 as compared to $3.0 million in 2006. The expense represents the recognition of a deferred tax liability related to the accounting for FCC licenses we own. Owned FCC licenses are amortized over 15 years for United States tax purposes but, since these licenses have an indefinite life under U.S. GAAP, they are not amortized for financial statement reporting purposes. This ongoing difference between the financial statements and tax amortization treatment resulted in our deferred income tax expense.

Losses from Equity Investees

During the year ended December 31, 2007, we had approximately $4.7 million in losses from equity investees compared to approximately $5.1 million in losses in year ended December 31, 2006. This decrease was primarily due to the growth in the aggregate subscriber base offset by the increasing overhead costs to grow the businesses and the impact of a weakening United States dollar.

Minority Interest In Net Loss Of Consolidated Subsidiaries

During the year ended December 31, 2007, we allocated approximately $4.2 million in losses on our consolidated subsidiaries to minority interests, compared to approximately $1.5 million in losses allocated to minority interests in the year ended December 31, 2006. This increase in amount of losses assigned to minority interests was primarily due to the addition of a minority partner for our Hawaii operations.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue

Total revenues increased $66.7 million to $100.2 million in 2006 from $33.5 million in 2005. This result includes a $59.1 million increase in service revenue as we increased our subscriber base, as well as a $7.6 million increase in equipment revenue derived from NextNet operations. United States revenue represented approximately 83.3% of total revenue and international represented approximately 16.7% of total revenue in 2006 compared to approximately 95.7% and approximately 4.3% in 2005, respectively.

Service Revenue

As of December 31, 2006, we operated in 34 United States markets and two international markets covering a geographic area containing approximately 9.6 million people. Total subscribers in all markets grew from approximately 62,300 as of December 31, 2005 to approximately 206,200 as of December 31, 2006, generating service revenue of approximately $67.6 million in 2006 as compared to $8.5 million in 2005. This $59.1 million increase reflects net increases of 84,800 subscribers in markets launched before January 1, 2006, and 59,100 subscribers in the nine markets launched during 2006. Of these nine new markets, seven were launched in the second half of 2006.

Equipment and Other Revenue

Our equipment and other revenue includes sales of NextNet equipment through the date of sale in August 2006. Equipment and other revenue increased approximately $7.6 million, to $32.6 million for the eight-month period ending on the date of sale from $25.0 million for the full year of 2005. This increase is primarily due to an increase in the volume of sales of CPE and other units to Inukshuk, Inc., a joint venture between Rogers Cable Enterprises and Bell, through an arrangement with FFW, an entity controlled by Mr. McCaw. Total related party sales increased $5.8 million to $15.5 million in 2006 from $9.7 million in 2005. The remainder of the increase is a result of an increase in overall sales volume across our customer base.

Cost of Goods and Services

Total cost of goods and services increased $46.5 million to $70.1 million in 2006, from $23.6 million in 2005. United States cost of goods and services represented approximately 87.2% and international represented approximately 12.8% of total cost of goods and services in 2006 compared to approximately 94.0% and approximately 6.0%, respectively, in 2005.

Cost of Service

As a result of the expansion in 2006 of our wireless broadband network and related subscriber growth, cost of service increased to $50.4 million in 2006 as compared to $13.1 million in 2005. The increase is due to an increase in costs for towers leased and related back haul costs, the number of subscribers using our service, and additional markets served. As a percentage of service revenue, cost of service decreased to 74.6% in 2006 from 154.8% in 2005, primarily as a result of the revenue generated from our increased subscriber base.

Cost of Equipment

Our cost of equipment consists of costs incurred for equipment manufactured by NextNet through August 29, 2006. Following the increase in the number of CPE units sold in 2006, cost of equipment increased $9.2 million to $19.7 million for the eight months we owned NextNet in 2006, as compared to $10.5 million in 2005. As a percentage of equipment and other revenue, cost of equipment increased to 60.4% in 2006 from 41.9% in 2005, as a result of a full year of sales in 2005 to FFW, a related party, which had higher overall margins, as compared to eight months in 2006, due to the sale of NextNet. As a result of our sale of NextNet, we do not currently expect to incur any future material cost of equipment.

Selling, General and Administrative Expense

Selling, general and administrative expense increased $108.5 million, or 102.1%, to $214.7 million in 2006 from $106.2 million in 2005. The overall increase is primarily due to employee compensation and related costs, including facilities costs due to higher employee headcount, additional marketing and advertising expenses related to the expansion of our business, increases in third party commission expenses; and higher professional fee expenses. Employee and related compensation expense increased $63.4 million due to headcount increases to support the overall growth of our business. Our total employee headcount increased from approximately 622 at December 31, 2005 to approximately 1,240 at December 31, 2006. Marketing and advertising expense increased $20.5 million as we expanded our number of markets from 27 to 36 and increased our subscriber base from 62,300 at December 31, 2005 to 206,200 at December 31, 2006. Facilities expenses increased $6.2 million in connection with the headcount increase and market expansion. Third party commission expenses increased $5.5 million as we sold more services through third party providers. Professional fees, which include legal, accounting and other costs related to regulatory compliance, increased $5.3 million to $20.9 million in 2006 from $15.6 million in 2005 resulting primarily from costs associated with our prior withdrawn registration statement and general growth in our legal, accounting and regulatory needs caused by our growth. Other costs increased $7.5 million and included expenses related to our new call center.

Research and Development Expense

Research and development expense decreased $749,000, or 7.8%, to $8.9 million in 2006 from $9.6 million in 2005. The decrease was due primarily from the sale of NextNet in August 2006.

Depreciation and Amortization Expense

Depreciation and amortization expense increased $29.0 million to $40.9 million in 2006 from $11.9 million in 2005, primarily due to increased network build-out and deployed CPE costs related to our expansion into new markets and associated subscriber growth. Capital expenditures for depreciable property, plant and equipment increased $59.0 million to $191.7 million in 2006 from $132.7 million in 2005. The majority of these expenditures relate to the construction of our network and purchases of base station equipment.

Changes in technology customarily used in our business, such as a transition to mobile WiMAX, may result in an impairment in the value or a change in the estimated useful life of our pre-WiMAX network equipment already placed in service. If such a change occurs, we may be required to record an impairment charge to reduce the carrying amount of equipment in service to its fair value, and to accelerate the useful life of the respective equipment, resulting in an increase in periodic depreciation expense over the remaining useful life of the equipment, or, in appropriate instances, to write off the entire unamortized value.

Spectrum Lease Expense

Spectrum lease expense increased $14.1 million to $23.5 million in 2006 from $9.4 million in 2005. As certain of our leases include escalation clauses, we are required to record expense on a straight-line basis over the term of these leases, including renewal periods where appropriate. Total spectrum lease expense increased as a direct result of an increase in the number of spectrum licenses leased as part of the deployment of our wireless broadband network.

Gain on Sale of NextNet

The sale of NextNet in August 2006, resulted in a gain of $19.8 million, comprised of net proceeds from the sale of $47.1 million less the book value of net assets sold of $26.1 million and transaction related costs of $1.2 million.

Operating Loss

As a result of the above, operating loss increased from $127.2 million in 2005 to $238.1 million in 2006.

Interest Income

We recognized $30.4 million of interest income in 2006 compared to $6.6 million in 2005. This increase is due to an increase in our total short-term and long-term investments.

Interest Expense, Net

We incurred $72.3 million of net interest expense in 2006 compared to $14.6 million in 2005. This increase in net interest expense is due to the issuance in August 2005 of senior secured notes, due 2010, in an aggregate principal amount of $260.3 million, and the issuance in February 2006 of additional senior secured notes, due 2010, in an aggregate principal amount of $360.4 million, as well as additional loans totaling $135.0 million. We recorded interest expense totaling $69.1 million, including $63.2 million related to our senior secured notes in 2006. We also recorded amortization of original issuance discount of $15.8 million and deferred financing costs of $3.9 million related to our senior secured notes. These amounts were partially offset by capitalized interest of $16.6 million in 2006. In the year ended December 31, 2005, we recorded interest expense totaling $11.6 million related to our notes, $4.4 million of amortization of original issuance discount, and deferred financing costs of $898,000, partially offset by $2.3 million of capitalized interest.

Other Income (Expense), Net

We recognized $2.2 million of other income in 2006 as compared to $300,000 of other income in 2005. This increase was due primarily to the sale of spectrum assets in 2006.

Income Tax Provision

We incurred $3.0 million of income tax expense in 2006 as compared to $1.5 million in 2005. The expense represents the recognition of a deferred tax liability related to the accounting for FCC licenses we own. Owned FCC licenses are amortized over 15 years for United States tax purposes but, since these licenses have an indefinite life, they are not amortized for financial statement reporting purposes. The ongoing difference between the financial statements and tax amortization treatment resulted in our recording a deferred income tax expense of $3.0 million 2006.

Losses from Equity Investees, Net

Losses from equity investees — net increased $1.2 million to $5.1 million in 2006 from $3.9 million in 2005. The increase is due to continued losses from our equity investee MVS Net S.A. de C.V. in Mexico, as well as losses from our equity investee Danske Telecom A/S in Denmark that we invested in during June 2005.

Net Loss

As a result of the above, our net loss increased to $284.2 million in 2006 as compared to $140.0 million in 2005.

Liquidity and Capital Resource Requirements

As of June 30, 2008, we believe that we held sufficient cash, cash equivalents and marketable securities to cause our estimated liquidity needs to be satisfied for at least the next 12 months. We are currently focused on closing the Transactions. On the consummation of the Transactions under the Transaction Agreement, including the Merger and the Contribution, the Investors will invest an aggregate of $3.2 billion of cash proceeds into New Clearwire or Clearwire Communications, as applicable. We expect the cash proceeds from this investment to be primarily used by New Clearwire and Clearwire Communications to build a mobile WiMAX network in the United States and for general corporate purposes. We expect the Transactions under the Transaction Agreement, which remain subject to various closing conditions, to close during the fourth quarter of 2008.

While we believe that, as of June 30, 2008, we held sufficient cash, cash equivalents and marketable securities to operate our business for at least the next 12 months, we wish to continue expanding our network during the period between now and the completion of the Transactions. To do so, we may choose to raise additional capital during that period. After the Closing of the Transactions, we plan to ultimately cover more than 200 million people in the United States and to add more than 30 million subscribers by 2017. To pursue this plan, we believe we will need to raise approximately $2.0 billion to $2.3 billion in additional capital. As a result, we will likely seek additional capital after the Closing. Any additional debt financing would increase our future financial commitments, while any additional equity financing would be dilutive to our stockholders. This additional financing may not be available to us on favorable terms or at all. Our ability to obtain additional financing depends on several factors, including market conditions, our future creditworthiness and restrictions contained in the Sprint debt agreements. If additional financing does become available, the terms of the Transaction Agreement limit the amount of additional debt we may incur and the amount and price of additional equity we may issue without the approval of Sprint and the Investors.

We regularly evaluate our plans and strategy, and these evaluations often result in changes, some of which may be material and may significantly increase or decrease our cash requirements. If the Transactions do not close or close later than expected or we fail to obtain additional financing, we may have to revise our current plans and strategy. Changes in our plans and strategy may include, among other things, changes to the extent and timing of our network deployment, increases or decreases in the number of our employees, introduction of new features or services, investments in capital and network infrastructure, acquisitions of spectrum or any combination of the foregoing.

The following table presents a summary of our cash flows for the six months ended June 30, 2008 and 2007 (in thousands):

	Six Months Ended
	June 30,
	2008	2007

Cash used in operating activities	$(281,245)	$(280,639)
Cash used in investing activities	(239,752)	(349,553)
Cash provided by (used in) financing activities	(5,465)	572,250
Effect of foreign currency exchange rates on cash and cash equivalents	(940)	(50)

Total cash flows	$(527,402)	$(57,992)

Operating Activities

Net cash used in operating activities increased by $0.6 million to $281.2 million in the six months ended June 30, 2008, from $280.6 million in the six months ended June 30, 2007. The increase in cash used in operations is due primarily to an increase in operating expenses as we continue to expand our business. This increase in cash used was partially offset by an increase in cash received from customers, which increased to $110.9 million in the first half of 2008 from $66.5 million in the first half of 2007. This increase was primarily due to an increase in our subscriber base as we continued to both increase subscribers in our existing markets as well as operating in seven additional markets during the six months ended June 30, 2008 as compared to June 30, 2007.

Investing Activities

During the six months ended June 30, 2008, net cash used in investing activities was $239.7 million compared to $349.6 million during the six months ended June 30, 2007, representing a $109.9 million decrease in net cash used. The decrease in net cash used in investing activities was due to a $49.2 million decrease in cash paid for property, plant and equipment and a $181.1 million decrease in cash paid for acquisitions of spectrum licenses. These decreases were offset by increases in sales of available for sale securities of $99.0 million and cash from restricted investments of $33.7 million.

Financing Activities

Net cash used in financing activities was $5.5 million for the six months ended June 30, 2008 compared to $572.3 million provided by financing activities for the six months ended June 30, 2007, representing a $577.8 million decrease in cash received. This was primarily due to net cash proceeds of $556.0 million from our IPO in the first quarter of 2007. In addition, there was a contribution of $15.0 million in the first half of 2007 from a minority interest partner. There was no such contribution in the first half of 2008.

Contractual Obligations

The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments as of December 31, 2007. Changes in our business needs or interest rates, as well as actions by third parties and other factors, may cause these estimates to change. Because these estimates are complex and necessarily subjective, our actual payments in future periods are likely to vary from those presented in the table. The following table summarizes our contractual obligations, including principal and interest payments under our debt obligations and payments under our spectrum lease obligations, as of December 31, 2007 (in thousands):

		Less Than
Contractual Obligations	Total	1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years

Long-term debt obligations	$1,256,875	$22,500	$25,000	$1,209,375	$—
Interest payments(1)	605,153	136,889	269,646	198,618	—
Operating lease obligations	2,060,539	87,320	173,898	170,259	1,629,062
Spectrum lease obligations	1,761,256	39,226	79,168	85,113	1,557,749

Total(2)(3)(4)	$5,683,823	$285,935	$547,712	$1,663,365	$3,186,811

(1)	Our interest payment obligations are calculated for all years using an interest rate of approximately 11% based on our weighted-average interest rate at December 31, 2007.

(2)	Excludes $51.6 million remaining under our commitment to purchase no less than $150.0 million of infrastructure products and subscriber products from Motorola through August 29, 2008 under the terms of the commercial agreements that were entered into on August 29, 2006. Please see Note 3 to our consolidated financial statements for further details.

(3)	Excludes obligations of approximately $57.8 million under pending spectrum acquisition agreements at December 31, 2007.

(4)	Excludes $89.8 million of capital and service credit commitments related to certain spectrum lease agreements.

We do not have any obligations that meet the definition of an off-balance sheet arrangement that have or are reasonably likely to have a material effect on our financial statements.

Recent Accounting Pronouncements

SFAS No. 141(R)

In December 2007, the Financial Accounting Standards Board, which we refer to as FASB, issued SFAS No. 141 (revised 2007), “Business Combinations,” which we refer to as SFAS No. 141(R). In SFAS No. 141(R), the FASB retained the fundamental requirements of SFAS No. 141 to account for all business combinations using the acquisition method (formerly the purchase method) and for an acquiring entity to be identified in all business combinations. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires transaction costs to be expensed as incurred; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) is effective for annual periods beginning on or after December 15, 2008. Accordingly, any business combinations we engage in will be recorded and disclosed following existing GAAP until January 1, 2009. We expect SFAS No. 141(R) will have an impact on our consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions we consummate after the effective date.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which we refer to as SFAS No. 159. SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value, or fair value option, and to report in earnings unrealized gains and losses on those items for which the fair value option has been elected. SFAS No. 159 also requires entities to display the fair value of those financial assets and liabilities on the face of the balance sheet and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of financial assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15,

2007. We have not adopted the fair value option for any financial assets or liabilities and, accordingly, the adoption of SFAS No. 159 did not have an impact on our condensed consolidated financial statements.

SFAS No. 160

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements,” which we refer to as SFAS No. 160. SFAS No. 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” and requires all entities to report noncontrolling (minority) interests in subsidiaries within equity in the consolidated financial statements, but separate from the parent shareholders’ equity. SFAS No. 160 also requires any acquisitions or dispositions of noncontrolling interests that do not result in a change of control to be accounted for as equity transactions. Further, SFAS No. 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS No. 160 is effective for annual periods beginning on or after December 15, 2008. Management is currently evaluating whether the adoption of SFAS No. 160 will have a material impact on our financial statements.

SFAS No. 161

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” which we refer to as SFAS No. 161. SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Management is currently evaluating whether the adoption of SFAS No. 161 will have a material impact on our financial statements.

FSP No. 142-3

In April 2008, the FASB issued FASB Staff Position, which we refer to as FSP, No. 142-3, “Determination of the Useful Life of Intangible Assets,” which we refer to as FSP No. 142-3. FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. The FSP is intended to improve the consistency between the useful life of an intangible asset determined under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 and under U.S. GAAP. FSP No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Management is currently assessing whether the adoption of FSP No. 142-3 will have a material impact on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and changes in the market value of investments.

Interest Rate Risk

Our primary interest rate risk is associated with our senior term loan facility. We have a total outstanding balance on our senior term loan facility of $1.24 billion at June 30, 2008. The rate of interest for borrowings under the senior term loan facility is the LIBOR rate plus 6.00% or the alternate base rate plus 5.00%, with interest payable quarterly with respect to alternate base rate loans, and with respect to LIBOR-based loans, interest is payable in arrears at the end of each applicable period, but at least every three months. The weighted average interest rate under this facility was 9.25% at June 30, 2008.

Interest Rate Hedge Contracts

When interest rates rise, the fair value of our interest rate hedge contracts decrease and vice-versa, when interest rates fall, the fair value increases. As we are fixed rate payers, an increase of 100 basis points in interest rates results in a change in fair value of the interest rate swaps of $12.4 million, reducing our interest rate hedge liability from $356,000 to an interest rate hedge asset of $12.0 million. Alternatively, a decrease in interest rates of 100 basis points results in a change in fair value of $12.6 million, increasing our interest rate hedge liability to $12.9 million.

In addition, we are exposed to certain losses in the event of non-performance by the counterparties under the interest rate hedge contracts. We expect the counterparties, which are major financial institutions with high credit ratings, to perform fully under these contracts. However, if the counterparties were to default on their obligations under the interest rate swap agreements, the agreements would terminate and we could incur higher interest expense due to the loss of protection afforded by the interest rate agreements and we could be required to pay the counterparty the fair value of the interest rate swap agreement at the time of default.

Foreign Currency Exchange Rates

We are exposed to foreign currency exchange rate risk as it relates to our international operations. We currently do not hedge our currency exchange rate risk and, as such, we are exposed to fluctuations in the value of the United States dollar against other currencies. Our international subsidiaries and equity investees generally use the currency of the jurisdiction in which they reside, or local currency, as their functional currency. Assets and liabilities are translated at exchange rates in effect as of the balance sheet date and the resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss). Income and expense accounts are translated at the average monthly exchange rates during the reporting period. The effects of changes in exchange rates between the United States Dollar and the currency in which a transaction is denominated are recorded as foreign currency transaction gains (losses) as a component of net loss. This did not have a material impact on our financial statements.

Investment Risk

At June 30, 2008, we held available-for-sale short-term and long-term investments with a fair value and cost of $243.5 million, of which investments with a fair value and cost of $64.8 million were auction rate securities and $178.7 million were government and agency issues, bonds and commercial paper. We regularly review the carrying value of our short-term and long-term investments and identify and record losses when events and circumstances indicate that declines in the fair value of such assets below our accounting basis are other-than-temporary, which we experienced with our auction rate securities during the six months ended June 30, 2008. The fair values of our investments are subject to significant fluctuations due to volatility of the credit markets in general, company-specific circumstances, and changes in general economic conditions.

Beginning in August 2007, the auctions for our auction rate securities failed to attract buyers and sell orders could not be filled. Current market conditions are such that we are unable to estimate when the auctions will resume. While we continue to earn interest on these investments at the maximum contractual rate, the estimated fair value of these auction rate securities no longer approximates cost and until the auctions are successful the investments are not liquid. We may not have access to these funds until a future auction on these investments is successful, a secondary market develops for these securities, or the underlying collateral matures.

Our investments in auction rate securities represent interests in collateralized debt obligations supported by preferred equity securities of insurance companies and financial institutions with a stated final maturity date of 2033 and 2034. We also own auction rate securities that are asset backed capital commitment securities supported by high grade, short-term commercial paper and a put option from a monoline insurance company; these securities are perpetual and do not have a final stated maturity. These CDO securities were rated AAA/Aaa or AA/Aa by Standard & Poors and the equivalent at Moody’s rating services at the time of purchase and their ratings have not changed as of June 30, 2008. With regards to the asset backed capital commitment securities, Standard & Poors and Moody’s have downgraded these securities from AA/Aa to A1/A3, respectively, during the six months ended June 30, 2008.

In addition to the above mentioned securities, we hold one commercial paper security issued by a structured investment vehicle that defaulted in January 2008 and was placed into receivership. The issuer invests in residential and commercial mortgages and other structured credits including sub-prime mortgages. At June 30, 2008, the estimated fair value of this security was $4.1 million based on the pending resolution of the receivership and expected proceeds on completion of this process. During the six months ended June 30, 2008, we recognized other-than-temporary impairment losses of $1.6 million related to this commercial paper security. As of August 15, 2008, we had received from the trustee of the receivership cash proceeds approximating the fair value of our investment at June 30, 2008.

Derivative Instruments and Hedging Activities

To meet our long-term investment and short-term liquidity requirements, we primarily borrow funds at variable rates plus fixed rate margins. Borrowings under our senior term loan facility bear interest at variable rates. Our interest rate risk management objective is to limit the impact of interest rate changes on the volatility of earnings and cash flows. To achieve this objective, in January 2008 we entered into two interest rate swap contracts in order to mitigate our interest rate risk. We are not holding these derivative contracts for trading or speculative purposes.

We currently have variable rate debt tied to 3-month LIBOR in excess of the $600 million notional amount of interest rate contracts outstanding and we expect this condition to persist throughout the term of the contracts. An increase in the 3-month LIBOR rate results in higher interest expense. We entered into the interest rate swap agreements to hedge the uncertain cash flows associated with the variable rate funding. In accordance with SFAS No. 133, we designated the interest rate swap agreements as cash flow hedges. Net settlements made to counterparties under interest rate hedge contracts was $839,000 during the six months ended June 30, 2008.

The following table sets forth information regarding our interest rate hedge contracts as of June 30, 2008 (in thousands):

	Notional	Maturity	Receive	Pay	Fair Market
Type of Hedge	Amount	Date	Index Rate	Fixed Rate	Value

Swap	$300,000	3/5/2010	3-month LIBOR	3.50%	$(1,788)
Swap	$300,000	3/5/2011	3-month LIBOR	3.62%	$747

In addition, we are exposed to certain losses in the event of non-performance by the counterparties under the interest rate hedge contracts. We expect the counterparties, which are major financial institutions with high credit ratings, to perform fully under these contracts. However, if the counterparties were to default on their obligations under the interest rate hedge contracts, we could be required to pay the full rates on our debt, even if such rates were in excess of the rates in the contracts.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF THE SPRINT WIMAX BUSINESS

The following discussion and analysis summarizes the significant factors affecting the results of operations, financial condition and liquidity position of the Sprint WiMAX Business for the year ended December 31, 2007 and for the six months ended June 30, 2008 and 2007, and should be read in conjunction with the financial statements and related notes of the WiMAX Operations of Sprint Nextel Corporation that are included elsewhere in this proxy statement/prospectus. Neither the following discussion and analysis nor the financial statements of the Sprint WiMAX Business represent the financial position or results of operations of Sprint. The following discussion and analysis contains forward-looking statements that reflect the Sprint WiMAX Business’ plans, estimates and beliefs. Actual results could differ materially from those discussed in the forward-looking statements; see “Cautionary Note Regarding Forward-Looking Statements.” Factors that could cause or contribute to these differences include those discussed below and elsewhere in this proxy statement/prospectus, particularly in the section titled “Risk Factors.”

Recent Developments and Overview

The Sprint WiMAX Business is a development stage enterprise that represents a collection of assets, related liabilities and activities accounted for in various legal entities that are wholly-owned subsidiaries of Sprint and allocations from Sprint and other non-WiMAX Sprint entities that are acting on behalf of the Sprint WiMAX Business. These assets, related liabilities and activities have been collectively utilized with the objective of developing a next generation wireless broadband network that will enable simple, fast, portable, reliable and affordable Internet communications. The Sprint WiMAX Business expects to deploy the WiMAX technology in its planned markets using 2.5 GHz FCC licenses. As mobile WiMAX is a standards-based technology, the Sprint WiMAX Business believes manufacturers may begin to offer a number of handheld communications and consumer electronic devices that will be WiMAX-enabled. The Sprint WiMAX Business successfully launched commercial WiMAX service in Baltimore, Maryland on September 29, 2008.

On May 7, 2008, Sprint announced that it had entered into the Transaction Agreement. Before closing the Transactions, the assets and activities of the Sprint WiMAX Business, currently accounted for in various legal entities, will be transferred to a single legal entity, Sprint Sub, which will be a wholly-owned subsidiary of Sprint HoldCo that will be a wholly-owed subsidiary of Sprint. Following the Merger, Sprint HoldCo will effect the Contribution by contributing all of the equity interests in Sprint Sub to Clearwire Communications in exchange for Clearwire Communications Class B Common Interests. New Clearwire, the parent of Clearwire Communications, will be focused on expediting the deployment of the first nationwide mobile WiMAX network to provide a true mobile broadband experience for consumers, small businesses, medium and large enterprises, public safety organizations and educational institutions. The Transactions are expected to close in the fourth quarter of 2008.

The financial statements for the Sprint WiMAX Business represent the collective assets, related liabilities and activities of the Sprint WiMAX Business, including any allocations from Sprint and other non-WiMAX Sprint entities that have acted on behalf of the Sprint WiMAX Business. The nature of the assets held by the legal entities is primarily 2.5 GHz FCC licenses and certain property, plant and equipment related to the WiMAX network. The acquisition of the assets was funded by Sprint. There is no intention of repaying this funding, other than as required pursuant to the Transaction Agreement, and it is treated as business equity. As Sprint has acquired significant amounts of FCC licenses on behalf of the Sprint WiMAX Business in the past, these purchases have been presented as part of the opening business equity. Principal operations of the Sprint WiMAX Business did not commence until January 1, 2007, at which time the Sprint WiMAX Business qualified as a business pursuant to Rule 11-01(d) of Regulation S-X.

Results of Operations

The following table sets forth certain operating data for the periods presented (in thousands):

	Six Months Ended		Year Ended
	June 30,		December 31,
	2008	2007	2007
	(Unaudited)

Net operating revenues	$—	$—	$—
Direct and allocated costs and expenses
Spectrum expense	33,093	26,004	60,051
Network costs	52,438	8,360	48,865
General and administrative	66,946	34,336	99,490
Depreciation and amortization	16,302	162	3,979

	168,779	68,862	212,385

Operating loss	(168,779)	(68,862)	(212,385)
Other income	2,854	1,754	4,022

Loss from operations before income taxes	(165,925)	(67,108)	(208,363)
Income tax expense	(11,078)	(7,265)	(16,362)

Net loss	$(177,003)	$(74,373)	$(224,725)

Net Operating Revenues

As the Sprint WiMAX Business has yet to commence commercial operations, there have been no net operating revenues through June 30, 2008.

Spectrum Expense

The Sprint WiMAX Business enters into contracts with third parties that provide it with the right to use spectrum for a specified period of time. The Sprint WiMAX Business accounts for these contracts as executory contracts and generally recognizes expense as payments are made. Many of these contracts were entered into before 2007 and the periodic payments before January 1, 2007 were funded by Sprint. Spectrum expense for these contracts was $21 million and $35 million in 2005 and 2006, respectively.

	Six Months Ended June 30,		Dollar	Percentage
	2008	2007	Change	Change
	(In thousands, except percentage)

Spectrum expense	$33,093	$26,004	$7,089	27%

Spectrum expense increased 27% in the six months ended June 30, 2008 as compared to the six months ended June 30, 2007, primarily due to the increase in the number of spectrum contracts entered into in late 2007 and early 2008 and due to the increased number of prepaid spectrum agreements requiring larger prepayments that are being amortized to spectrum expense. Spectrum expense for 2007 was $60.1 million.

Shared Services

Sprint directly assigns, where possible, certain costs to the Sprint WiMAX Business based on the actual use by the Sprint WiMAX Business of the shared services. These costs include network related expenses, office facilities, treasury services, human resources, supply chain management and other shared services. Where direct assignment of costs is not possible or practical, Sprint uses indirect methods, including time studies, to estimate the assignment of its costs to the Sprint WiMAX Business, which are allocated to the Sprint WiMAX Business through a management fee. The allocations of these costs are re-evaluated periodically. Sprint allocated $115 million and $107 million of shared services costs to the Sprint WiMAX Business in 2007 and for the six months ended June 30, 2008, respectively. The increase in 2008 is consistent with the additional resources, headcount and other shared services that the Sprint WiMAX Business has utilized through June 30, 2008. Network costs and general and administrative, each as described below, include directly attributable costs and a portion of the respective shared services allocation. Network costs and general and administrative costs together account for substantially all of the shared services expense.

Network Costs

Network costs include network related expenses, which primarily consist of external services and internal payroll incurred in connection with the design, development and construction of the network. Network costs also includes certain network equipment, site costs, facilities costs, software licensing and certain office equipment. The external services include consulting fees, contractor fees and project based fees that are not capitalizable.

	Six Months Ended June 30,		Dollar	Percentage
	2008	2007	Change	Change
	(In thousands, except percentage)

Network costs	$52,438	$8,360	$44,078	527%

Network costs increased 527% in the six months ended June 30, 2008 as compared to the six months ended June 30, 2007 primarily due to the growth in the development of the WiMAX network. As the Sprint WiMAX Business continues to devote substantially all of its resources and efforts to develop the WiMAX network, the Sprint WiMAX Business expects network costs to become the primary cost of service. Network costs for 2007 were $48.9 million.

General and Administrative

General and administrative costs include treasury services, human resources and other shared services that are provided by Sprint and are allocated to the Sprint WiMAX Business either directly or indirectly as described above.

	Six Months Ended June 30,		Dollar	Percentage
	2008	2007	Change	Change
	(In thousands, except percentage)

General and administrative	$66,946	$34,336	$32,610	95%

General and administrative costs increased 95% in the six months ended June 30, 2008 as compared to the six months ended June 30, 2007. The increase is consistent with the additional resources, headcount and shared services that the Sprint WiMAX Business has utilized during this development stage. In addition, as the number of markets to be developed has expanded, additional administrative support has been required in multiple locations. Additional services have also been provided by Sprint and these have been allocated accordingly, as noted above. General and administrative costs for 2007 were $99.5 million.

Depreciation and Amortization

	Six Months Ended June 30,		Dollar	Percentage
	2008	2007	Change	Change
	(In thousands, except percentage)

Depreciation and amortization	$16,302	$162	$16,140	N/M

Depreciation and amortization primarily represents the depreciation recorded on network assets that are being placed into service as the Sprint WiMAX Business continues to build and develop the WiMAX network. During the six months ended June 30, 2007, substantially all of the capital expenditures related to the Sprint WiMAX Business represented construction work in progress and therefore very little depreciation was recorded. In the latter portion of 2007 and throughout 2008, assets have been placed into service as they are available for use and have been depreciated accordingly. Depreciation and amortization for 2007 was $4 million.

Other Income

Although the Sprint WiMAX Business has yet to commence commercial operations, it has been able to negotiate executory agreements with third parties where it is paid for the use of certain of its FCC licenses or where it subcontracts its right to use such licenses. The Sprint WiMAX Business recognized $2.9 million and $1.8 million of other income associated with these types of transactions for the six months ended June 30, 2008 and 2007, respectively. Other income for 2007 was $4 million.

Income Taxes

The Sprint WiMAX Business was included as part of Sprint’s consolidated federal income tax return and certain unitary or combined state income tax returns for the year ended December 31, 2007. Income tax expense and related income tax liabilities represent amounts as if the Sprint WiMAX Business were filing stand-alone separate returns. As such, the Sprint WiMAX Business recognized $16 million of deferred tax expense in 2007 and has recorded a deferred tax liability of $679 million as of December 31, 2007. For the six months ended June 30, 2008 and 2007, the Sprint WiMAX Business recognized $11.1 million and $7.3 million, respectively, of deferred tax expense.

Critical Accounting Policies, Estimates and Significant New Accounting Policies

The Sprint WiMAX Business has prepared its consolidated financial statements in conformity with U.S. GAAP, which requires its management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet, as well as the reported amounts of expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, tax valuation allowances, useful lives for property, plant and equipment and indefinite lived intangible asset impairment analyses. See “Note 3. Significant Accounting Policies” in the Notes to Financial Statements as of December 31, 2007 of the Sprint WiMAX Business, which are included elsewhere in this proxy statement/prospectus.

Liquidity and Capital Resources

The nature of the Sprint WiMAX Business assets is primarily 2.5 GHz FCC licenses and certain property, plant and equipment related to the WiMAX network. The acquisition of the assets was funded by Sprint. There is no intention of repaying this funding, other than as required pursuant to the Transaction Agreement, and it is presented as business equity. As Sprint has acquired significant amounts of FCC licenses on behalf of the Sprint WiMAX Business in the past, these purchases have been presented as part of the opening business equity as of January 1, 2007, at which time the Sprint WiMAX Business qualified as a business.

Reconciliation of Changes in Business Equity

The following is a reconciliation of changes in business equity:

Period From
January 1, 2007
(Inception) to
June 30, 2008
(In thousands)

Opening business equity, January 1, 2007	$1,402,410
Contributions and advances from Sprint:
Advances from Sprint	1,022,599
Increase in Sprint’s accruals for capital expenditures	164,652
Sprint’s purchase of 2.5 GHz FCC licenses with stock(1)	100,000

Total contributions and advances from Sprint	1,287,251
Net loss for the year ended December 31, 2007	(224,725)

Business equity at December 31, 2007	2,464,936
Contributions and advances from Sprint:
Advances from Sprint	698,910
Decrease in Sprint’s accruals for capital expenditures	(63,184)
Sprint’s purchase of 2.5 GHz FCC licenses with stock(1)	4,000

Total contributions and advances from Sprint	639,726
Net loss for the six months ended June 30, 2008	(177,003)

Business equity at June 30, 2008	$2,927,659

(1)	Sprint acquired FCC licenses on behalf of the Sprint WiMAX Business for $100 million of Sprint common stock and $4 million of Sprint common stock in 2007 and the six months ended June 30, 2008, respectively.

Cash Flow Analysis

The statement of cash flows presents the activities that were paid by Sprint on behalf of the Sprint WiMAX Business. Financing activities include funding advances from Sprint, presented as business equity, since it manages the Sprint WiMAX Business’ financing activities on a centralized basis. Sprint has not charged the Sprint WiMAX Business any interest and there has not been any reimbursement of these funds to date, nor are there obligations to repay these amounts at this time. Further, the net cash used in operating activities and the net cash used in investing activities for capital expenditures and acquisitions of FCC licenses and patents represent transfers of expenses or assets paid for by other Sprint subsidiaries. No cash payments were made by the Sprint WiMAX Business for income taxes or interest in 2007 or for the six months ended June 30, 2008.

The following table presents a summary of the Sprint cash flows paid on behalf of the Sprint WiMAX Business:

	Six Months Ended
	June 30,
	2008	2007	Changes
	(In thousands, except percentages)

Cash used in operating activities	$(197,112)	$(113,863)	73%
Cash used in investing activities	(501,798)	(100,390)	400%
Cash provided by financing activities	698,910	214,253	226%

Total cash flows	$—	$—

Operating Activities

Net funding used by operating activities of $197.1 million for the six months ended June 30, 2008 increased $83.2 million from the six months ended June 30, 2007 reflecting an increase in the Sprint WiMAX Business’ net loss.

Investing Activities

Net funding used in investing activities was $501.8 million for the six months ended June 30, 2008, an increase of $401.4 million from the six months ended June 30, 2007, primarily due to acquisition activities as the Sprint WiMAX Business continues to devote its efforts in developing the WiMAX network. Of this amount, $410.4 million of funding was used for capital expenditures and $91.4 million was used to acquire additional FCC licenses and patents in the six months ended June 30, 2008.

Financing Activities

The net funding from financing activities of $698.9 million for the six months ended June 30, 2008 increased $484.7 million from the six months ended June 30, 2007. The net funding from financing activities represents the additional contributions made by Sprint for the period.

Capital Requirements and Future Financing

Since the Sprint WiMAX Business is currently a collection of assets and activities that do not generate revenue, it is dependent on Sprint to fund the acquisition and development of its network assets. Sprint has committed to provide the required financial support through the earlier of the Closing, at which time future funding will become New Clearwire’s obligation, or August 31, 2009. However, should Sprint be unable to provide the committed support, this would significantly affect the Sprint WiMAX Business’ ability to further develop the existing network. The Sprint WiMAX Business anticipates that its funding requirements for the six months ending December 31, 2008 will be approximately $271 million, which would result in a Sprint Financing Amount of $426 million at the Closing, assuming the Closing occurs on December 31, 2008.

Contractual Obligations

The contractual obligations presented in the table below represent the Sprint WiMAX Business’ estimates of future payments under fixed contractual obligations and commitments as of December 31, 2007. Changes in the Sprint WiMAX Business’ business needs, as well as actions by third parties and other factors, may cause these estimates to change. Because these estimates are complex and necessarily subjective, actual payments in future periods are likely to vary from those presented in the table. The following table summarizes the Sprint WiMAX Business’ contractual obligations, including payments under lease obligations and minimum amounts due under other contractual commitments, as of December 31, 2007 (in thousands):

		Less Than			More Than
Contractual Obligations	Total	1 Year	1 - 3 Years	3 - 5 Years	5 Years

Operating leases(1)	$167,517	$13,885	$31,482	$33,164	$88,986
Other contractual obligations(2)	3,321,227	936,326	271,489	157,021	1,956,391

Total	$3,488,744	$950,211	$302,971	$190,185	$2,045,377

(1)	The Sprint WiMAX Business leases various switching facilities and transmitter and receiver sites under operating leases. The non-cancelable portion of these leases ranges from monthly to up to 25 years. These leases, with few exceptions, provide for automatic renewal options and escalations that are either fixed or based on the consumer price index. Any rent abatements, along with rent escalations, are included in the computation of rent expense calculated on a straight-line basis over the lease term. The lease term for most leases includes the initial non-cancelable term plus at least one renewal period, as the exercise of the related renewal option or options is reasonably assured. Cell site leases generally provide for an initial non-cancelable term of five to seven years with up to five renewal options for five years each. As of

December 31, 2007, the Sprint WiMAX Business’ rental commitments and in-substance rental commitments to Sprint for operating leases, including lease renewals that are reasonably assured, consisted of leases for cell and switch sites. The rental commitments are subject to the terms of a Master Lease Agreement, which we refer to as MLA, with Sprint. The in-substance rental commitments represent cell and switch sites that are co-located with WiMAX equipment and therefore represent a true commitment; however, they are yet to be executed under the MLA. Total rent expense was $2 million for 2007.

(2)	The Sprint WiMAX Business is a party to other contractual commitments, which primarily include purchases of network inventory, spectrum usage agreements and other executory contracts.

Off-Balance Sheet Arrangements

The Sprint WiMAX Business does not have any obligations that meet the definition of an off-balance sheet arrangement that have or are reasonably likely to have a material effect on its financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and changes in the market value of investments. Since the Sprint WiMAX Business has been funded to date by Sprint, there is no direct potential loss arising from changes in market rates and prices as described above. The Sprint WiMAX Business has secured long-term fixed price contracts for certain capital expenditures that may be manufactured in foreign locations.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Market Prices of Equity Interests

As of the date of this proxy statement/prospectus, there is no established public trading market for the equity interests of Sprint HoldCo, Sprint Sub or the Sprint WiMAX Business.

DIRECTORS OF NEW CLEARWIRE

The Equityholders’ Agreement provides for the nomination by each of Sprint, Eagle River, Intel and the Strategic Investors as a group, of a certain number of members of the board of directors of New Clearwire. Unless a director resigns or is removed, each director (other than the first board of directors who will hold office until their successors are elected and qualified at New Clearwire’s 2009 annual meeting) elected will hold office for the longer of one year or until that director’s successor is elected and qualified. The directors, other than the first board of directors, will be elected by resolution of the board of directors or by the stockholders at the annual meeting or a special meeting of stockholders, except as provided in the New Clearwire Bylaws. The table below lists the persons expected to be nominated and elected to the board of directors of New Clearwire following the completion of the Transactions, along with the party to the Equityholders’ Agreement expected to nominate each person, each nominee’s age as of the date of the special meeting and any other position that such nominee holds with New Clearwire:

	Position With	Age as of the
Name	New Clearwire	Special Meeting	Nominated by

Craig O. McCaw	Chairman	59	Eagle River
Daniel R. Hesse	Director	54	Sprint

The following is a brief biography of each director nominee of New Clearwire that is known as of the date of this proxy statement/prospectus:

Craig O. McCaw is expected to serve as Chairman of New Clearwire on completion of the Transactions. He has served as Clearwire’s Chairman since he founded the Company in October 2003. Previously, Mr. McCaw served as Clearwire’s Chief Executive Officer from October 2003 until May 2006 and as Clearwire’s Co-Chief Executive Officer from May 2006 to January 2007. Since May 2000, Mr. McCaw has served as a director and Chairman of ICO Global Communications (Holdings) Limited, which we refer to as ICO, and has served as a director of ICO North America, Inc. since December 2004. Mr. McCaw is also Chairman, Chief Executive Officer and a member of Eagle River Investments, LLC, Eagle River, and ERI and its affiliates, which are private investment companies that focus on strategic investments in the communications industry. Mr. McCaw also currently serves as a director of RadioFrame Networks, Inc. and of Tello Corp. Mr. McCaw is a former director of Nextel Communications, Inc. and XO Communications, Inc., formerly known as NEXTLINK Communications, Inc.

Daniel R. Hesse is expected to serve as a director of New Clearwire on completion of the Transactions. He has served as Chief Executive Officer, President and Director of Sprint since December 2007. He served as Chairman, President and Chief Executive Officer of Embarq Corporation from May 2006 to December 2007. He served as President of Sprint’s local telecommunications business from June 2005 to May 2006. He served as Chairman, President and Chief Executive Officer of Terabeam Corporation, a Seattle-based communications company, from March 2000 to June 2004. He served as President and Chief Executive Officer of AT&T Wireless Services, a division of AT&T, from 1997 to 2000.

We expect the remaining members of the board of directors of New Clearwire to be determined before the Closing in accordance with the terms of the Equityholders’ Agreement.

Director Nominations

Under the Equityholders’ Agreement, the board of directors of New Clearwire will consist of 13 directors, of which seven directors will be nominated by Sprint (of whom at least one must be independent and who must qualify for service on New Clearwire’s Audit Committee under NASDAQ rules and federal securities laws and be willing to serve on the Audit Committee), one director will be nominated by Eagle River, one director will be nominated by Intel, two directors will be nominated by the Strategic Investors as a group, one independent director (who must qualify for service on New Clearwire’s Audit Committee under NASDAQ rules and federal securities laws and be willing to serve on the Audit Committee) will be nominated by the Investors as a group and one independent director (who must qualify for service as chairman of New Clearwire’s Audit Committee under NASDAQ rules and federal securities laws and be willing to serve as chairman of the Audit Committee) nominated by the Nominating Committee of New Clearwire. The number of nominees that an Equityholder has the right to nominate is subject to adjustment in the event that the number of shares of New Clearwire Common Stock held by such Equityholder is reduced below a certain level, generally 50% of the number of shares it held at the Closing of the Transactions.

Director Independence

Under the NASDAQ Marketplace Rules, a “controlled company” is a company of which more than 50% of the voting power is held by an individual, a group or another company. It is expected that New Clearwire will be a controlled company within the meaning of the NASDAQ Marketplace Rules. On completion of the Transactions, Sprint is expected to own approximately 49% to 52% of the outstanding voting power of New Clearwire’s outstanding capital stock. In addition, the Investors are expected to own approximately 25% to 30% and Eagle River is expected to own approximately 5% of the outstanding voting power of New Clearwire’s Common Stock.

As a result of the Equityholders’ Agreement and the combined voting power of Sprint, Eagle River and the Investors, we expect that New Clearwire will be exempt from complying with NASDAQ’s requirements that (1) a majority of the board of directors consist of independent directors, (2) the compensation of officers be determined, or recommended to the board of directors for determination, by a majority of the independent directors or a Compensation Committee comprised solely of independent directors, and (3) director nominees be selected, or recommended for the board of directors’ selection, by a majority of the independent directors or a Nominating Committee comprised solely of independent directors with a written charter or board resolution addressing the nomination process. New Clearwire will elect to use these exemptions available to controlled companies.

Board Meetings and Committees

In accordance with the Equityholders’ Agreement, it is expected that New Clearwire will establish four committees: an Audit Committee, a Compensation Committee, a Nominating Committee and a Transactions Committee. To the extent that New Clearwire’s board of directors delegates any authority to a committee, then each of Sprint, Intel, Eagle River and the Strategic Investors will be entitled to designate at least one designee to any such committee for so long as it has the right to nominate at least one director, unless such designation would in the good faith determination of a majority of the independent directors be inappropriate as a result of a conflict of interest on the part of such designee, the party designating such designee or any of their respective affiliates. Each such committee is expected to be governed by a written charter, and a current copy of each such charter will be available to New Clearwire’s stockholders on its website. The membership for each of the board committees has not been determined as of the date of this proxy statement/prospectus, but will be determined before the Closing.

Audit Committee

It is expected that the primary responsibilities of the Audit Committee will be to oversee the accounting and financial reporting processes of New Clearwire as well as its affiliated and subsidiary companies, and to oversee the internal and external audit processes. It is also expected that the Audit Committee will assist New Clearwire’s board of directors in fulfilling its oversight responsibilities by reviewing the financial information which is provided to stockholders and others, and the system of internal controls which management and New Clearwire’s board of directors will have established. It is expected that the Audit Committee will oversee the independent auditors, including their independence and objectivity. However, the Audit Committee members will not act as professional accountants or auditors, and their functions will not be intended to duplicate or substitute for the activities of management and the independent auditors. It is expected that the Audit Committee will be empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist the Audit Committee in fulfilling its responsibilities, and to approve the fees and other retention terms of the advisors.

Pursuant to the Equityholders’ Agreements, it is expected that the Audit Committee will consist of three or more independent directors, including Sprint’s designated director that qualifies as an independent director and the independent director designated by Intel and the Strategic Investors (as a group), and that the approval of a majority of the Audit Committee will be required to approve any matter before the Audit Committee. At least one member of the Audit Committee will qualify as an “audit committee financial expert” under the federal securities laws and each member of the Audit Committee will have the “financial sophistication” required under the rules of the NASDAQ Global Select Market.

Compensation Committee

It is expected that the primary responsibilities of the Compensation Committee will be to periodically review and approve the compensation and other benefits for New Clearwire’s employees, officers and independent directors, including reviewing and approving corporate goals and objectives relevant to the compensation of New Clearwire’s executive officers in light of those goals and objectives, and setting compensation for these officers based on those evaluations. It is also expected that New Clearwire’s Compensation Committee will administer and have discretionary authority over the issuance of stock awards under any New Clearwire stock compensation plans.

It is expected that the Compensation Committee will be able to delegate authority to review and approve the compensation of New Clearwire’s employees to certain of New Clearwire’s executive officers, including with respect to stock option or stock appreciation rights grants made to under any New Clearwire stock option plans, stock compensation plans or stock appreciation rights plans.

Pursuant to the Equityholders’ Agreement and subject to certain limitations and qualifications, it is expected that the Compensation Committee will, among other things, determine compensation for the Chief Executive Officer of New Clearwire and Clearwire Communications and all executive officers of New Clearwire and Clearwire Communications who report directly to the Chief Executive Officer, and will consist of four members, including one of Sprint’s designated directors, one of the Strategic Investors’ designated directors, Eagle River’s designated director and the independent director designated by the Investors.

Nominating Committee

It is expected that the Nominating Committee will assist New Clearwire’s board of directors with respect to: (a) the organization and membership and function of New Clearwire’s board of directors, including the identification and recommendation of director nominees and the structure and membership of each committee of New Clearwire’s board of directors, (b) corporate governance principles applicable to the New Clearwire, and (c) New Clearwire’s policies and programs that relate to matters of corporate responsibility. The Nominating Committee is expected to review and make recommendations to New Clearwire’s board of directors regarding the composition of New Clearwire’s board of directors, structure, format and frequency of the meetings. It is expected that the Nominating Committee will not formally establish any specific, minimum qualifications that must be met by each candidate for New Clearwire’s board of directors or specific qualities or skills that are necessary for one or more of the members of the board of directors to possess. However, it is expected that the Nominating Committee, when considering a potential candidate, will factor into its determination the following qualities of a candidate, among others: professional experience, educational background, knowledge of our business, integrity, professional reputation, independence, wisdom, and ability to represent the best interests of our stockholders. It is also expected that the Nominating Committee will review and make recommendations to New Clearwire’s board of directors regarding the nature, composition and duties of the committees of New Clearwire’s board of directors. It is expected that the committee will review and consider stockholder recommended candidates for nomination to New Clearwire’s board of directors; however, the Nominating Committee initially will only be responsible for selecting one nominee to New Clearwire’s board of directors, which will initially have 13 seats. It is expected that New Clearwire’s board of directors will establish a policy whereby stockholders may propose nominees for consideration by the Nominating Committee by submitting the names and other relevant information to the Corporate Secretary at the following address: New Clearwire Corporation, 4400 Carillon Point, Kirkland, WA 98033.

Pursuant to the Equityholders’ Agreement and subject to certain limitations and qualifications, it is expected that New Clearwire’s Nominating Committee will consist of five members, including two of Sprint’s designated directors, Eagle River’s designated director, one of the Strategic Investors’ designated directors and Intel’s designated director.

Transactions Committee

Pursuant to the Equityholders’ Agreement, New Clearwire is expected to establish a special committee known as the Transactions Committee. Under the Equityholders’ Agreement, if New Clearwire proposes to incur indebtedness or take any other action that could violate the terms of Sprint’s debt agreements, and if Sprint is unable to timely deliver to New Clearwire a Compliance Certificate certifying that the proposed indebtedness or other action does not violate Sprint’s debt agreements and the accompanying legal opinion from a nationally recognized law firm, it is expected that the Transactions Committee will determine whether to proceed with the proposed indebtedness or other action and whether Sprint must take certain actions to ensure that it can deliver a Compliance Certificate and the accompanying legal opinion. In addition, it is expected that the Transactions Committee will determine the appropriate course of action to avoid any possible restriction or limitation on the operations of New Clearwire and its subsidiaries arising out of any litigation or liabilities related to Sprint and its subsidiaries and subject to indemnification by Sprint under the Transaction Agreement.

Pursuant to the Equityholders’ Agreement, it is expected that the Transactions Committee will consist of all directors other than those directors designated by Sprint who are employees or directors of Sprint or any of its affiliates or who would not be independent directors of Sprint if they were to sit on the board of directors of Sprint or any of its affiliates.

Clearwire Director Compensation

Clearwire currently has four independent directors who qualify for compensation. Employee directors, and directors appointed pursuant to agreements with Intel and Bell, do not receive any compensation for their board positions. Mr. Kauser was an employee director until his resignation as Chief Technology Officer on August 1, 2007, and accordingly, he received no compensation in 2007 for his service as a director. Independent directors receive an initial stock option grant and follow-on annual stock option grants. In addition, committee chairpersons receive annual cash compensation of $15,000 and other independent directors receive annual cash compensation of $12,000, plus additional cash compensation of $1,000 per meeting, for meetings attended in person, and $500 for telephonic meetings. Directors are also reimbursed for actual out-of-pocket expenses. Compensation is paid out approximately two to three times a year, depending on the number of meetings being held. Mr. McCaw received $300,000 for his service as Chairman for 2007.

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2007:

	Fees Earned or
	Paid in		Stock		Option
Name	Cash ($)		Awards ($)		Awards(2) ($)		Total ($)

Peter L.S. Currie	40,500	(1)	—	(3)	125,941	(4)(5)	166,441
Richard P. Emerson	33,500	(1)	—	(6)	39,123	(5)(7)	72,623
Stuart M. Sloan	32,500	(1)	—	(8)	39,123	(5)(9)	71,623
Michelangelo A. Volpi	13,533		—		59,490	(10)(11)(16)	73,023
Nicolas Kauser(12)	—		—	(14)	—		—
David Perlmutter(12)	—		—		—		—
Michael J. Sabia (12)(13)	—		—		—		—
Arvind Sodhani(12)(15)	—		—		—		—

(1)	Amounts shown represent compensation earned in 2006 and 2007, all of which was paid in 2007.

(2)	Amounts shown reflect the dollar amount of such option award recognized for financial statement purposes in the year ended December 31, 2007, in accordance with SFAS No. 123(R).

(3)	As of the end of fiscal year 2007, Mr. Currie held an aggregate of 266,972 shares of Clearwire Class A Common Stock.

(4)	As of the end of fiscal year 2007, Mr. Currie held stock options to purchase an aggregate of 30,832 shares of Clearwire Class A Common Stock.

(5)	The grant date fair value of each 2007 stock option grant computed in accordance with SFAS No. 123(R) is $79,750.

(6)	As of the end of fiscal year 2007, Mr. Emerson held an aggregate of 85,655 shares of Clearwire Class A Common Stock.

(7)	As of the end of fiscal year 2007, Mr. Emerson held stock options to purchase an aggregate of 21,249 shares of Clearwire Class A Common Stock.

(8)	As of the end of fiscal year 2007, Mr. Sloan held an aggregate of 268,496 shares of Clearwire Class A Common Stock.

(9)	As of the end of fiscal year 2007, Mr. Sloan held stock options to purchase an aggregate of 19,583 shares of Clearwire Class A Common Stock.

(10)	The grant date fair value of such award computed in accordance with SFAS No. 123(R) is $132,911.

(11)	As of the end of fiscal year 2007, Mr. Volpi held stock options to purchase an aggregate of 8,333 shares of Clearwire Class A Common Stock.

(12)	Messrs. Kauser, Perlmutter, Sabia and Sodhani did not receive any compensation for service on the Clearwire board of directors.

(13)	Mr. Sabia is the Chief Executive Officer of Bell. Accordingly, the reporting person may be deemed to share the power to vote or direct the vote of and dispose or direct the disposition of the shares beneficially owned by Bell. As of the end of fiscal year 2007, Bell held an aggregate of 12,989,039 shares of Clearwire Class A Common Stock.

(14)	As of the end of fiscal year 2007, Mr. Kauser held an aggregate of (1) 10,000 shares of Clearwire Class A Common Stock, and (2) stock options to purchase an aggregate of 909,998 shares of Clearwire Class A Common Stock.

(15)	Mr. Sodhani resigned from the Clearwire board of directors effective December 23, 2007.

(16)	As of the end of fiscal year 2007, Mr. Volpi held an aggregate of 4,000 shares of Clearwire Class A Common Stock.

New Clearwire Director Compensation

The board of directors of New Clearwire has not set a policy for compensation of New Clearwire’s directors, but it is expected that one will be set shortly after the Closing and disclosed in New Clearwire’s future public filings.

Indemnification of Officers and Directors

The New Clearwire Charter and the New Clearwire Bylaws allow us to indemnify our officers and directors to the fullest extent permitted by the DGCL. It also contains provisions that provide for the indemnification of directors of the Company for third party actions and actions by or in the right of the Company that mirror Section 145 of the DGCL.

In addition, the New Clearwire Charter states that it shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of New Clearwire, or is or was serving at the request of New Clearwire as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against any liability asserted against that person or incurred by that person in any such capacity, or arising out of that person’s status as such, and related expenses, whether or not the corporation would have the power to indemnify that person against such liability under the DGCL. We also have and intend to maintain director and officer liability insurance, if available on reasonable terms.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE OFFICERS AND EXECUTIVE COMPENSATION

Executive Officers of Clearwire

The following sets forth certain information as of August 15, 2008, about Clearwire’s executive officers, other than Mr. McCaw, whose biography is included under the section “Directors of New Clearwire,” with respect to their service as executive officers of Clearwire before the completion of the Transactions. We expect that our policies and procedures with respect to executive and director compensation will initially remain unchanged following completion of the Transactions.

Name	Age	Position

Craig O. McCaw	59	Chairman
Benjamin G. Wolff	39	Chief Executive Officer
Perry S. Satterlee	48	Chief Operating Officer
John A. Butler	46	Chief Financial Officer and Executive Vice President
R. Gerard Salemme	54	Executive Vice President — Strategy, Policy, and External Affairs
Scott Richardson	42	Chief Strategy Officer and Executive Vice President
John Saw, PhD	46	Chief Technology Officer and Vice President
Hope F. Cochran	37	Senior Vice President, Finance and Treasurer
Broady R. Hodder	36	Vice President, General Counsel and Secretary
Robert M. DeLucia	44	Chief Accounting Officer

Benjamin G. Wolff — Chief Executive Officer. Mr. Wolff has served as Clearwire’s Chief Executive Officer and as a director since January 2007. Mr. Wolff previously served as Co-President and Chief Strategy Officer from October 2005 to January 2007, and as Clearwire’s Co-Chief Executive Officer from May 2006 to January 2007. Previously, Mr. Wolff served as our Executive Vice President from April 2004 to October 2005. In addition to his positions with Clearwire, Mr. Wolff is a principal of Eagle River, the President of Eagle River and ERI, and a director of ICO and ICO North America. Mr. Wolff also serves on the board of CTIA — the Wireless Association® and on the board of the Woodland Park Zoo in Seattle, Washington. From August 1994 until April 2004, Mr. Wolff was a lawyer with Davis Wright Tremaine LLP, where he became a partner in January 1998. Mr. Wolff’s practice focused on mergers and acquisitions, corporate finance and strategic alliance transactions. While with Davis Wright Tremaine LLP, he co-chaired the firm’s Business Transactions Department and served on the firm’s Executive Committee.

Perry S. Satterlee — Chief Operating Officer. Mr. Satterlee has served as Clearwire’s President since January 2007, Chief Operating Officer since July 2004 and as the President and Chief Executive Officer of Clearwire US LLC since May 2006. Mr. Satterlee served as Clearwire’s Co-President from October 2005 to January 2007. Previously, Mr. Satterlee was Clearwire’s Chief Operating Officer from July 2002 to July 2004, and Vice President-Sales and Marketing, from August 1998 to July 2004, of Nextel Partners Inc. Before joining Nextel Partners, Mr. Satterlee was the President-Pacific Northwest Area of Nextel Communications, Inc. Before joining Nextel, Mr. Satterlee served from 1992 to 1996 as Vice President and General Manager of Central California District of AT&T Wireless Services, formerly McCaw Cellular. From 1990 to 1992, he was General Manager of McCaw Cellular’s Ventura/Santa Barbara market. From 1988 to 1990, Mr. Satterlee was Director of Planning for McCaw Cellular, where he led the company’s planning and budgeting processes.

John A. Butler — Chief Financial Officer and Executive Vice President. Mr. Butler has served as Clearwire’s Chief Financial Officer since March 2005. Previously, Mr. Butler served as Executive Vice President and Chief Financial Officer of Valor Communications Group, Inc. from 2000 to 2005. From 1998 to 2000, Mr. Butler served as Executive Vice President and Chief Financial Officer of Commonwealth Telephone Enterprises, Inc. Before 1998, he was a director at First Union Capital Markets (Wachovia) in the Media and Communications Group. Mr. Butler has been employed by a number of financial institutions, and began his career at Arthur Andersen & Co.

Mr. Butler has informed Clearwire that he will be leaving Clearwire effective at the Closing. As of the date of this proxy statement/prospectus, Clearwire has not determined who will hold the position of Chief Financial Officer of New Clearwire, and is in the process of searching for a suitable candidate.

R. Gerard Salemme — Executive Vice President — Strategy, Policy, and External Affairs. Mr. Salemme has served as a director since November 2003 and Executive Vice President — Strategy, Policy, and External Affairs of Clearwire since April 2004 and currently is a principal of Eagle River, a Vice President of ERI, and a director of and consultant to ICO and ICO North America. Previously, Mr. Salemme served as Clearwire’s Vice President and Secretary from November 2003 to April 2004. Before joining Clearwire, Mr. Salemme was Senior Vice President, External Affairs of XO Communications, Inc. from May 1997 to June 2003. Before joining XO Communications, Inc., Mr. Salemme served as AT&T Corp.’s Vice President of Government Affairs, directing AT&T Corp.’s federal regulatory public policy organization, including participation in the FCC’s narrowband and broadband PCS auctions. Before AT&T Corp., Mr. Salemme served as Senior Vice President, External Affairs for McCaw Cellular. Previously, Mr. Salemme was the Senior Telecommunications Policy Analyst for the United States House of Representatives Subcommittee on Telecommunications and Finance. Before joining the subcommittee, he was a Regional Manager at GTE Corporation/Sprint Corporation and supervised the company’s government relations in the New York/New England region. Mr. Salemme has also served as Chief of Staff to Congressman Ed Markey of Massachusetts and was a lecturer of economics at the University of Massachusetts at Salem.

Scott Richardson — Chief Strategy Officer and Executive Vice President. Mr. Richardson has served as Clearwire’s Chief Strategy officer since January 2007. From 2002 to 2006 Mr. Richardson led Intel’s broadband wireless business and most recently served as vice president of Intel’s Mobility Group and general manager of the company’s Service Provider Business Group. In these roles, Mr. Richardson was responsible for creating the IEEE 802.16 standard and delivering the company’s silicon products for WiMAX Certified wireless equipment and access devices. From 1998 to 2002 Mr. Richardson served as general manager of Intel’s OEM communication systems business serving the networking and communications market. From 1988 to 1998 Mr. Richardson led software efforts within Intel’s Enterprise Server Group and held various staff roles in communications businesses.

John Saw, PhD. — Chief Technology Officer and Vice President. Dr. Saw has served as Clearwire’s Chief Technology Officer since July 2007. From October 2003 to July 2007 Dr. Saw served as Clearwire’s vice president of Engineering for Clearwire. Before joining Clearwire, from 2002 to 2003 Dr. Saw was senior vice president and general manager of Fixed Wireless Access at Netro Corp (now SR Telecom) where he initiated the rollout of Netro’s broadband wireless product in Europe. From 1997 to 2002 Dr. Saw served as chief engineer and vice president of Engineering at AT&T Wireless (now AT&T). At AT&T Wireless, Dr. Saw was instrumental in the development and rollout of the company’s digital broadband wireless service, one of the earliest OFDM-based wireless systems deployed and foreshadowed the subsequent development of the WiMAX 802.16 standards. Before joining AT&T Wireless, Dr. Saw spent nine years in various leadership positions at Nortel where he was involved in the development of TDMA, GSM, CDMA and fixed wireless cellular infrastructure and microwave radio products.

Hope F. Cochran — Senior Vice President, Finance and Treasurer. Ms. Cochran has served as Clearwire’s Senior Vice President, Finance since August 2008 and as Treasurer since June 2006. From November 2005 to August 2008, Ms. Cochran was our Vice President, Finance. Previously, from May 2003 to August 2005, Ms. Cochran served as the Chief Financial Officer of Evant Incorporated, a planning and logistics software developer. From May 2001 to May 2003, Ms. Cochran served as the Controller of the Americas — Sales Operations for PeopleSoft, Inc. Before 2001, Ms. Cochran was a founder and served as the Chief Financial Officer of SkillsVillage, a contractor supply chain management software provider, until its sale to PeopleSoft, Inc. In both chief financial officer positions, Ms. Cochran managed corporate finance, accounting, human resources, legal and facilities. Ms. Cochran began her career as an auditor at Deloitte & Touche LLP.

Broady R. Hodder — Vice President, General Counsel and Secretary. Mr. Hodder has served as Clearwire’s Vice President and General Counsel since May 2006 and has been Clearwire’s Secretary since June 2006. Previously, Mr. Hodder served as Clearwire’s Corporate Counsel and Assistant Secretary from

November 2004 to November 2005 and Vice President Legal, Finance and Corporate Development from November 2005 to May 2006. Before joining the Company, from April 2001 to November 2004, Mr. Hodder was a lawyer with Davis Wright Tremaine LLP, where he became a partner in January 2004. Before joining Davis Wright Tremaine LLP, Mr. Hodder was a lawyer with Gray Cary Ware & Freidenrich LLP and Lionel Sawyer and Collins Ltd.

Robert M. DeLucia — Chief Accounting Officer. Mr. DeLucia has served as Clearwire’s Chief Accounting Officer since May 2007. Before coming to Clearwire, Mr. DeLucia served in a variety of positions with Adelphia Communications Corporation from August 2002 to March 2007 as part of that company’s restructuring team, including most recently Vice President and Controller and previously Vice President of Reporting and Vice President and Assistant Controller. Before working for Adelphia, Mr. DeLucia worked for Public Interactive, Inc. as its interim Chief Financial Officer.

Executive Officers of XOHM

The following sets forth certain information about the executive officers of XOHM, with respect to their service as executive officers of XOHM before the completion of the Transactions.

Name	Age	Position

Barry West	63	President
Atish Gude	44	Senior Vice President, Business Operations/Mobile Brand Operations
Douglas Smith	40	Chief Technical Operations Officer
Rebecca Hanson	43	Vice President, Strategy
Ross D. Vincenti	47	Senior Counsel

Barry West — President, XOHM business unit. Sprint Chief Technology Officer and President — 4G Mobile Broadband. Mr. West was appointed President — 4G Mobile Broadband effective August 2006. Mr. West was appointed Chief Technology Officer at the time of the Sprint-Nextel merger in August 2005. He served as Executive Vice President and Chief Technology Officer of Nextel Communications, Inc. from March 1996 until August 2005.

Atish Gude — Senior Vice President of Business Operations/Mobile Broadband Operations, XOHM business unit. Mr. Gude has served as Senior Vice President of Business Operations/Mobile Broadband Operations for XOHM since August 2006. Prior to this role, from August 2005 to August 2006, he served as the Senior Vice President of Corporate Strategy for Sprint. From July 2000 to August 2005, Mr. Gude was the Vice President of Strategic Planning for Nextel Communications, Inc., where he was responsible for a number of aspects of corporate strategy as well as building the financial operating plan for Nextel Communications, Inc. during those years. Mr. Gude’s team drove Nextel Communications, Inc.’s efforts into wireless broadband, which involved launching and managing the Flarion/Raleigh-Durham market trial and efforts that ultimately led to the acquisition of the 2.5 GHz spectrum.

Douglas Smith — Chief Technical Operations Officer, XOHM business unit. Mr. Smith has served as the Chief Technical Operations Officer for XOHM since June 2007. He is responsible for the design, deployment and operation of Sprint’s WiMAX network. Prior to his current role, from March 2006 to June 2007, he served as Sprint’s Vice President of Network Engineering, where he led a team responsible for the engineering of Sprint’s wireless and wireline networks worldwide. From August 2005 to March 2006, he was Vice President of Strategy and Standards for Sprint, where he was responsible for field engineering and operations for the Sprint Nextel combined networks (iDEN and CDMA). From April 2003 to August 2005, Mr. Smith was Vice President of National Technical Operations for Nextel Communications, Inc. (before the merger with Sprint), where he was responsible for network operations, RF engineers and site development for the Nextel Communications, Inc. network. Mr. Smith joined Nextel Communications, Inc. in 1993.

Rebecca Hanson — Vice President of Strategy, XOHM business unit. Ms. Hanson has served as the Vice President of Strategy for XOHM since August 2007, where she oversees a team of strategy, corporate development, planning and finance professionals responsible for long-term growth strategy. From July 2006 to

July 2007, Ms. Hanson was a consultant to multiple national media companies in the areas of internet radio and related digital entertainment. From July 2000 to July 2006, Ms. Hanson was Senior Vice President, Business Affairs for XM Satellite Radio Inc., where she was the lead negotiator for key strategic alliances and partnerships in the areas of programming, marketing, distribution, acquisitions/joint ventures and product development. Previously, Ms. Hanson practiced law with a focus on technology and venture capital.

Ross D. Vincenti — Senior Counsel, XOHM business unit. Mr. Vincenti has served as Senior Counsel for XOHM since May 2006. Prior to this role, from November 2003 to May 2006, he served as Senior Counsel for Sprint. From January 2001 to November 2003, Mr. Vincenti worked for the North American mobile wireless communications division of Siemens AG, an international electronics and electrical engineering company, operating in the industry, energy and healthcare sectors, as its Vice President/General Counsel and Corporate Secretary. Previously, Mr. Vincenti held a variety of executive level legal positions, primarily in the telecommunications, technology and financial services industries.

Executive Officers of New Clearwire

The following sets forth certain information about the persons expected to be appointed as New Clearwire’s executive officers following the completion of the Transactions. The biographical information for each of Messrs. Wolff, Satterlee Hodder, Salemme, Saw and Richardson is set forth in the subsection titled “— Executive Officers of Clearwire” and the biographical information for each of Messrs. West and Gude is set forth in the subsection titled “— Executive Officers of XOHM.” The remainder of New Clearwire’s management information, policies and procedures will be determined before or after the Closing.

Name	Age	Position

Benjamin G. Wolff	39	Chief Executive Officer
Barry West	63	President and Chief Architect
Perry S. Satterlee	48	Chief Operating Officer
Atish Gude	44	Senior Vice President — Chief Marketing Officer
Broady Hodder	36	Senior Vice President — General Counsel
R. Gerard Salemme	54	Executive Vice President — Strategy, Policy & External Affairs
John Saw	46	Senior Vice President — Chief Technology Officer
Scott Richardson	42	Senior Vice President — Chief Strategy Officer
Scott Hopper	46	Senior Vice President — Corporate Development

Scott Hopper — Vice President — Corporate Development for Clearwire. Mr. Hopper has served in this role since November 15, 2005. Before joining Clearwire, Mr. Hopper served as Vice President — Corporate Development for Western Wireless Corporation from 1999 until Western Wireless Corporation’s sale to Alltel Corporation in 2005. In that role, Mr. Hopper was responsible for all of Western Wireless Corporation’s corporate and business development activities.

We expect additional executive officers of New Clearwire to be determined before the Closing.

Procedures for Determining Clearwire’s Compensation Awards

The Compensation Committee evaluates individual executive performance with a goal of setting compensation at levels the Compensation Committee believes are comparable with the levels of compensation provided to executives in other companies with whom we compete for executive talent or that are of similar industry profile, while taking into account our relative performance and our own strategic goals. The Compensation Committee acknowledges that it is challenging to compare the company to other companies for this purpose because few other companies are similarly situated.

We have periodically retained compensation consultants to review our policies and procedures with respect to executive compensation. To assist the Compensation Committee in its review of executive compensation, we compile data and participate in compensation surveys conducted by independent third parties, such as Culpepper, Thobe, Equilar and Economic Research Institute. We have a high confidence level in the accuracy and confidentiality standards applied to the data provided in these surveys. We also gather data from annual reports and proxy statements of companies that the Compensation Committee selects as a “peer” group. We believe that the companies in the peer group are representative of the companies with which we compete for executive talent and share similar industry profiles. In 2007, this peer group we considered consisted of the following companies:

Akamai Technologies, Inc	LSI Logic Corporation
Amazon.com, Inc.	MetroPCS Communications, Inc.
Ciena Corporation	Motorola, Inc.
Cymer, Inc.	Novellus Systems, Inc.
Digital River, Inc	RealNetworks, Inc.
Drugstore.Com, Inc.	Sirius Satellite Radio, Inc.
F5 Networks, Inc.	Sprint Nextel Corporation
Google Inc.	Time Warner Telecom Corporation
Hologic, Inc.	US Cellular Corporation
Infospace, Inc.	Varian Semiconductor Equipment
Intel	Western Digital Corporation
Lam Research Corporation	Xilinx, Inc.
Leap Wireless International, Inc.	XM Satellite Radio Holdings, Inc.

In establishing executive compensation, we compare both the aggregate total and the individual elements of compensation of the executive officers. In the first quarter of each year, the Compensation Committee establishes base salaries and sets the baseline incentive targets for executive officers. Following the end of the year, the Compensation Committee reviews executive performance and determines annual bonus payments to be paid to executives. Equity grants are generally made bi-annually in the first and third quarter of each year.

Elements of Clearwire’s Compensation

Executive compensation consists of following elements:

Base Salary

We set base salaries for our executives at levels which we believe are competitive based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions. Executive base salaries generally are targeted near the median or 50th percentile of salaries paid by comparable companies for comparable positions. In certain cases, we set base salaries higher or lower than the median based on level of responsibility, span of control and experience. Base salaries are reviewed annually and at the time of hire, promotion or changes in responsibility. Base salaries may also be adjusted from time to time to realign salaries with market levels. For 2007, this review occurred in the first quarter. Base salary changes also impact target bonus amounts and actual bonus payouts, which are based on a percentage of base salary.

Discretionary Annual Bonus

The Compensation Committee has the authority to award discretionary annual bonuses to our executive officers under the terms of our 2007 Annual Performance Bonus Plan. Our 2007 Annual Performance Bonus Plan governs our procedures for granting annual bonus awards to our executive officers. The Compensation Committee will continue to have the authority to award bonuses, set the terms and conditions of those bonuses and take all other actions necessary for the plan’s administration. These awards are intended to compensate officers for achieving financial and operational goals and for achieving individual annual performance objectives. These objectives vary depending on the individual executive, but relate generally to strategic factors such as network deployment and performance, new service implementation and subscriber acquisition, and to financial factors such as raising capital, managing capital and operating expenses, and improving our results from operations.

Under our 2007 Annual Performance Bonus Plan, for each fiscal year, the Compensation Committee will select, in its discretion, the executive officers of the Company or its subsidiaries who are to participate in the plan. The Compensation Committee will establish the terms and conditions applicable to any award granted under the plan and a participant will be eligible to receive an award under the plan in accordance with such terms and conditions. Bonuses are paid annually in the first quarter following completion of a given fiscal year. The actual amount of discretionary bonus will be determined based on the attainment of the specific company objectives. However, the Compensation Committee, at its discretion may increase or decrease the discretionary annual bonus amount based on each executive’s individual performance and contribution to our strategic goals. The plan does not fix a maximum payout for any officer’s annual discretionary bonus.

Performance Measures for 2007

For the 2007 fiscal year, management established quarterly performance goals with respect to each of the following domestic performance measures: total revenue, cash outlay, customer churn and days on air. With respect to each calendar quarter, executives “banked” a portion of their annual bonus target based on the degree to which these quarterly performance goals were achieved. An executive’s actual annual bonus (subject to the Compensation Committee’s discretion to increase or decrease an executive’s bonus) was the sum of the bonuses “banked” through the year.

	Portion of Annual Bonus Target Eligible to Be Earned
	Q1	Q2	Q3	Q4	Total

Total Revenue	6.25%	6.25%	6.25%	6.25%	25%
Cash Outlay	6.25%	6.25%	6.25%	6.25%	25%
Customer Churn	6.25%	6.25%	6.25%	6.25%	25%
Days on Air	6.25%	6.25%	6.25%	6.25%	25%
Total	25%	25%	25%	25%	100%

For the 2007 fiscal year, the domestic performance goals established by management were as follows (dollars in millions):

	Fiscal Year 2007 Performance Goals
	Q1		Q2		Q3		Q4
Domestic Performance Goals	Actual	Target	Actual	Target	Actual	Target	Actual	Target

Total Revenue	$21.3	$22.0	$27.2	$27.7	$31.1	$34.6	$34.9	$43.3
Cash Outlay	$132.9	$134.5	$169.8	$164.8	$197.8	$222.3	$120.4	$149.3
Customer Churn	1.54%	1.70%	1.72%	1.70%	2.07%	1.70%	2.13%	1.70%
Days on Air	116,400	119,000	137,500	143,600	166,200	206,000	197,900	212,100

For the 2007 fiscal year, the percentage of executives’ annual bonus target earned based on the foregoing bonus plan was approximately 84%. Other than with respect to Scott Richardson, the Compensation Committee did not exercise discretion to increase or decrease the percentage of any executive’s annual bonus target earned. The Compensation Committee exercised discretion to increase Mr. Richardson’s bonus to an amount equal to 80% of his base salary (for 2007 only) to reflect additional responsibilities assumed by Mr. Richardson and his superior performance for Clearwire.

Pursuant to either an employment agreement or offer letter, each executive officer is eligible for a discretionary annual bonus which is based on a specified percentage of such executive’s base salary. The table below shows the fiscal 2007 target bonus as compared to the actual bonus paid for each of the named executive officers.

	Annual Discretionary
	Bonus Target as a %	Annual Discretionary	Actual Discretionary	Actual Payout as a
Name	of Base Salary	Bonus Target(2) ($)	Bonus Payout ($)	% of Base Salary

Benjamin G. Wolff	100	750,000	630,000	84
Perry S. Satterlee	100	500,000	420,000	84
John A. Butler	50	170,000	142,800	42
Scott Richardson(1)	50	182,500	245,280	67
R. Gerard Salemme	50	170,000	142,800	42

(1)	Mr. Richardson’s 2007 bonus was paid out based on 80% of his base salary in recognition of added responsibilities and superior performance.

(2)	Based on salary at 2007 year end.

Mr. McCaw is not an employee, and accordingly, does not receive a discretionary bonus.

Long-Term Incentive Program

We believe that strong long-term performance is best achieved through fostering an ownership mentality among our employees, or partners. We primarily rely on the use of stock and stock-based awards to create an ownership culture among our partners that is aligned with our stockholders. We have not adopted stock ownership guidelines, and our stock compensation plans have provided the principal method for our executive officers to acquire equity or equity-linked interests in our company. We used a combination of methodologies in reviewing peer data, including comparable industry, maturity of organization and company size to establish an appropriate balance of cash compensation and equity ownership. However, due to the early stage of our business, we expect to provide a greater portion of total compensation to our executives through our stock compensation plans rather than through cash-based compensation.

Given the maturity of our organization and volatility of our stock, the Company chose to implement a blended equity offering, including stock options, restricted stock awards and restricted stock units. The Company believes this diversified offering provides greater potential for retention and incentive purposes and we will continue to evaluate our equity awards to achieve an optimal balance.

Stock Options

Our 2003 Stock Option Plan authorized us to grant options to purchase shares of common stock to our partners, directors and consultants. Our Compensation Committee was the administrator of this stock option plan. Stock option grants were initially made at the commencement of employment and, occasionally, following a significant change in job responsibilities or to meet other special retention or performance objectives. The Compensation Committee reviewed and approved stock option awards to executive officers based on a review of competitive compensation data, its assessment of individual performance, a review of each executive’s existing long-term incentives, and retention considerations. Periodic stock option grants were made at the discretion of the Compensation Committee to eligible partners and, in appropriate circumstances, the Compensation Committee considers the recommendations of members of management, such as Mr. Wolff, our Chief Executive Officer, Mr. Satterlee, our President, and Mark Fanning, our Vice President, People Development. In 2007, certain named executive officers were awarded stock options in the amounts indicated in the section titled “Grants of Plan Based Awards.” The last grant made under the 2003 Stock Option Plan was on January 19, 2007. We are no longer making grants from the 2003 Stock Option Plan. The Compensation Committee approved the acceleration of options on a change in control for certain officers under the 2003 Stock Option Plan.

Our 2007 Stock Compensation Plan, adopted on January 19, 2007, authorizes us to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and other stock awards to our partners, directors and consultants. Our Compensation Committee is also the administrator of this plan. Similar to our 2003 Stock Option Plan, stock option awards have been made on a bi-annual basis, at the commencement of employment and, occasionally, following a significant change in job responsibilities or to meet other special retention or performance objectives. The Compensation Committee reviews and approves stock option awards to executive officers based on a review of competitive compensation data, its assessment of individual performance, a review of each executive’s existing long-term incentives, and retention considerations. Periodic stock option awards are likely to continue to be made at the discretion of the Compensation Committee to eligible partners and, in appropriate circumstances, the Compensation Committee will consider the recommendations of members of management, as discussed above. Following the adoption of our 2007 Stock Compensation Plan, we ceased to grant additional stock options under our 2003 Stock Option Plan. In 2007, certain named executive officers were awarded stock options in the amounts indicated in the section titled “Grants of Plan Based Awards.” The Compensation Committee did not use a set formula or targets to determine the amount of stock options to be granted to each executive. In determining the pool of options to be granted to the executives as a group, the Compensation Committee evaluated industry trends, including the size and value of stock awards being granted by comparable companies. The primary source for this information in 2007 was data derived from Equilar Inc. When deciding the amount of stock options to be awarded to each executive on an individual basis, the Compensation Committee took a number of factors into consideration, including each executive’s scope of responsibility and overall job performance, as well as the value of the past grants made to the executive. The goal of the Compensation Committee in making these awards is to retain our key executives and to motivate them to perform at high levels while ensuring that compensation expense and dilution levels remain within appropriate levels relative to those of comparable companies. Additionally, in February 2008, the named executive officers were awarded additional stock options. These awards are made for retention purposes for 2008 and beyond and are not considered to be part of the officers’ 2007 compensation, and as such are not included in the “Summary Compensation Table” below.

Our stock option grants made under both plans have an exercise price equal to the fair market value of our common stock on the date of grant (closing price on date of grant), typically vest 25% per annum based on continued employment over a four-year period, and expire ten years after the date of grant; provided, however, options granted in February 2008 expire seven years after the date of grant. Incentive stock options also include certain other terms necessary to assure compliance with the Code.

On September 14, 2007, the Compensation Committee approved the accelerated vesting of both options and restricted stock units under the 2007 Stock Compensation Plan on a change in control to certain of our executive officers.

Restricted Stock Awards

Our Compensation Committee has made and may in the future elect to make grants of restricted stock to our executive officers. We granted Mr. Satterlee restricted stock pursuant to a Stock Grant Agreement dated July 12, 2004. 50% of the shares vested on August 16, 2005 and the remainder vested on August 16, 2006. We granted Mr. Wolff restricted stock pursuant to a Stock Grant Agreement dated April 17, 2006. 50% of the shares vested on March 1, 2007 and the remainder vested on March 1, 2008. On February 12, 2007, the Compensation Committee awarded a grant of restricted stock to Mr. Richardson as part of his compensation for joining Clearwire in the position of Chief Strategy Officer. The grant vests 25% per year on the anniversary of the grant date and accelerates on a change in control. Other executive officers have not typically received restricted stock as part of their employment offers, but Mr. Richardson has extensive experience in our industry and was viewed by management as a key addition to our executive leadership team. The one-time grant was made to Mr. Richardson due to the unique strategic, technical and marketing skills he possesses that relate to our emerging industry. Mr. Richardson’s stock awards, along with his options award granted at hire, were designed to compensate him for the higher compensation and benefits levels at his previous employer as well as future benefits and opportunities he was foregoing by joining Clearwire. By structuring part of this payment in the form of restricted stock that vests over time, Clearwire also established a retention incentive for Mr. Richardson to remain with Clearwire.

Introduction of Restricted Stock Units

In September 2007, we began granting restricted stock units to certain key partners and executive officers under the 2007 Stock Compensation Plan for a number of reasons, including retention purposes, because they are less dilutive than restricted stock awards and offer additional diversification of executives’ equity holdings. Restricted stock units granted to key partners and executive officers in 2007 vest 25% per year on the anniversary of the grant, as detailed in the “Grants of Plan Based Awards” table below. We will continue to evaluate which equity award vehicles achieve the best balance between rewarding key contributors, retention and creating and maintaining long-term stockholder value. Additionally, in February 2008, the named executive officers were awarded additional restricted stock units. These awards were made for retention purposes for 2008 and beyond and are not considered to be part of the officers’ 2007 compensation, and as such are not included in the “Summary Compensation Table” below.

Adoption of Grant Policy

The Clearwire board of directors recognizes the importance of adhering to specific practices and procedures in the granting of equity awards. In June 2007, the Board approved a Stock Option Grant Policy to ensure that the timing of grants is done on a consistent schedule and that the terms of the grants are standard across the company. All stock option grants have an exercise price equal to the fair market value of our common stock on the grant date.

Employment Agreements

Our executive officers who are parties to employment agreements will continue to be parties to those employment agreements in their current form until such time as the Compensation Committee determines in its discretion that revisions to the employment agreements are advisable.

Perquisites and Benefits

Our goal is to promote and maintain an egalitarian culture. We do not have programs to provide personal perquisites or executive benefits to executive officers. Our executive officers participate in the same benefit programs as all other partners. These benefits include the following: medical and dental care plans; flexible spending accounts for healthcare and dependent care spending; life, accidental death and dismemberment and disability insurance; employee assistance programs (confidential counseling); benefit advocacy counseling; a 401(k) plan; and paid time off. Consistent with our compensation philosophy, we intend to maintain our current benefits for our executive officers; however, the Compensation Committee in its discretion may revise, amend or add to the officer’s benefits if it deems it advisable. We believe benefits offered to our executives are currently lower than median competitive levels for comparable companies.

Retirement Plan

Our executive officers are eligible to participate in our 401(k) plan, on the same basis as other eligible employees. Effective January 1, 2007, we made a company match of 50% of partners’ contributions on the first 6% of eligible pay, up to 3% of partners’ eligible compensation. These company match contributions will vest over a three year period commencing on the partners’ hire dates. Partner deferral contributions are always 100% vested. The company does not offer a defined benefit pension plan, or any other qualified retirement plan arrangements. None of our named executives participate in or have account balances in any other qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executives participate in or have account balances in any deferred compensation plans maintained by us. The Compensation Committee, which is comprised solely of “outside directors” as defined for purposes of Section 162(m) of the Code, may elect to provide our officers and other partners with non-qualified defined contribution or deferred compensation benefits if the Compensation Committee determines that doing so is in our best interests.

Change in Control Severance Plan

On March 25, 2008, we implemented the Change in Control Severance Plan for our employees, including named executive officers. We established the Change in Control Severance Plan to pay benefits under certain circumstances to our employees as compensation for certain types of terminations in connection with a “change in control” as defined in the Change in Control Severance Plan. The Change in Control Severance Plan provides for severance pay and benefits to a named executive officer if a named executive officer’s employment is involuntarily terminated or the named executive officer voluntarily terminates his or her employment under certain circumstances and during certain specified time periods. The severance pay and benefits for each named executive officer consist of a cash payment in the amount of a specified percentage of the named executive officer’s target annual compensation, continuing health care coverage for a certain period of time, acceleration of any unvested outstanding equity awards with a maximum one year exercise period from termination, and payment of excise taxes that might be imposed under Section 4999 of the Code, including applicable “gross-up” amounts, should the value of the named executive officer’s payments or benefits under the Change in Control Severance Plan or otherwise, exceed their safe harbor amounts under Section 280G of the Code. Completion of the Transactions will constitute a change in control under the Change in Control Severance Plan. For additional information, including the potential payments to be made, please see the section titled “Executive Officers and Executive Compensation — Potential Payments on Termination or Change in Control.”

Summary Compensation Table

The following table sets forth information regarding compensation earned by Clearwire’s Chief Executive Officer, former Co-Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers during 2005, 2006 and 2007:

						Non-Equity
				Stock	Option	Incentive Plan	All Other
	Principal		Salary	Awards(1)	Awards(2)	Compensation	Compensation		Total
Name	Position	Year	($)	($)	($)	($)	($)		($)

Benjamin G. Wolff	Chief Executive Officer	2007	705,462	475,440	6,908,982	630,000	190,012	(3),(4)	8,909,896
		2006	361,308	781,250	1,678,566	900,000	717,225	(5)	4,438,349
		2005	350,000	—	126,667	350,000	270	(7)	826,937
John A. Butler	Chief Financial Officer	2007	334,231	71,681	1,340,614	142,800	9,262	(6)	1,898,588
		2006	306,885	—	425,900	200,000	300	(7)	933,085
		2005	215,769	—	846,000	300,000	12,166	(8)	1,373,935
Craig O. McCaw	Chairman and Former Co-CEO(9)	2007	261,923	—	—	—	346,141	(10)	608,064
		2006	—	—	—	—	1,749,000	(11)	1,749,000
		2005	—	—	—	—	1,096,000	(11)	1,096,000
Perry S. Satterlee	President and Chief Operating Officer	2007	485,560	71,681	2,148,050	420,000	9,325	(12)	3,134,616
		2006	371,417	250,000	822,019	350,000	450	(7)	1,793,886
		2005	355,654	1,000,000	—	350,000	450	(7)	1,706,104
R. Gerard Salemme	EVP Strategy, Policy and External Affairs	2007	336,812	53,761	2,429,997	142,800	241,815	(3),(13)	3,205,185
		2006	320,647	—	752,576	200,000	690	(7)	1,273,913
		2005	307,267	—	61,849	155,000	690	(7)	524,806
Scott Richardson	Chief Strategy Officer	2007	304,231	431,082	2,474,993	245,280	645,584	(14)	4,101,170

(1)	The dollar amounts reported in this column represent the compensation expense recognized on stock awards for financial statement reporting purposes with respect to the fiscal years ended December 31 in accordance with SFAS No. 123(R). For a description of the assumptions used in calculating the fair value of equity awards under SFAS No. 123(R), see Note 13 of our consolidated financial statements for the year ended December 31, 2007, included elsewhere in this proxy statement/prospectus.

(2)	The dollar amounts reported in this column represent the compensation expense recognized on stock options for financial statement reporting purposes for the fiscal years ended December 31, in accordance with SFAS No. 123(R) using the Black-Scholes stock option valuation model. The amounts shown include amounts recognized in 2007 for any stock option awards issued in years 2004 through 2007. For a description of the assumptions used in calculating the fair value of equity awards under SFAS No. 123(R), see Note 13 of our financial statements in our consolidated financial statements for the year ended December 31, 2007, included elsewhere in this proxy statement/prospectus. These amounts reflect our accounting expense for these awards, and do not represent the actual value that may be realized by the named executives. As of December 31, 2007, the value of these option awards to recipients was significantly below the amounts recognized for financial reporting purposes due to stock price volatility.

(3)	The “Other Compensation” for Messrs. Wolff and Salemme includes amounts paid to them relating to a loss of equity value as a result of the modification of certain existing stock option grants. Messrs. Wolff and Salemme had options that were repriced with higher exercise prices, to ensure that such grants were in accordance with regulations under Section 409A of the Code. To make up for the corresponding value loss, they were paid the equivalent of such loss in cash. Mr. Wolff received $187,500 and Mr. Salemme received $234,375.

(4)	Consists of $270 in imputed income related to the value of company-paid group term life insurance in excess of $50,000 and $2,242 related to travel and entertainment for family members’ attendance at the Company’s annual recognition event.

(5)	Represents $716,955 tax gross-up related to the grant of restricted stock on April 17, 2006 and $270 in imputed income related to the value of company-paid group term life insurance in excess of $50,000.

(6)	Consists of $450 in imputed income related to the value of company-paid group term life insurance in excess of $50,000 and $2,062 related to travel and entertainment for family members’ attendance at the Company’s annual recognition event, and $6,750 in 401(k) plan company match contributions.

(7)	Reflects imputed income related to the value of company-paid group term life insurance in excess of $50,000.

(8)	Reflects relocation expenses in the amount of $11,947 paid to Mr. Butler and $219 in imputed income related to the value of company-paid group term life insurance in excess of $50,000.

(9)	Mr. McCaw stepped down as Co-Chief Executive Officer in January 2007, but continued in his role as Chairman of the Board. The salary paid to him for 2007 represents the compensation paid to him for his services as Chairman. We also reimburse Mr. McCaw for out of pocket expenses he incurs on our behalf.

(10)	Includes $1,141 in imputed income related to the value of company-paid group term life insurance in excess of $50,000 and payment to ERI for management fees of $67,000 and reimbursement of certain expenses of $278,000.

(11)	Includes payment to ERI for management fees and reimbursement of certain expenses pursuant to the advisory services agreement between Clearwire and ERI, dated November 13, 2003, which we refer to as the Advisory Services Agreement, which the parties terminated effective January 31, 2007. Mr. McCaw owns 100% of the outstanding capital stock of ERI. We paid ERI management fees of $800,000 in each of 2005 and 2006, and reimbursed expenses of $296,000 and $949,000 respectively in 2005 and 2006.

(12)	Consists of $450 in imputed income related to the value of company-paid group term life insurance in excess of $50,000 and $2,124 related to travel and entertainment for family members’ attendance at the Company’s annual recognition event, and $6,750 in 401(k) plan company match contributions.

(13)	Consists of $690 in imputed income related to the value of company-paid group term life insurance in excess of $50,000 and $6,750 in 401(k) plan company match contributions.

(14)	Represents a tax gross-up of $640,066 relating to the grant to Mr. Richardson of shares of restricted stock on February 12, 2007, plus $254 in imputed income related to the value of company-paid group term life insurance in excess of $50,000 and 401(k) plan company match contributions of $5,264.

The option awards and stock awards are revised from what we originally disclosed in our Registration Statements on Form S-1 filed last year to reflect the change in disclosure requirements from disclosure of grant date fair value of full equity grants to disclosure of the SFAS No. 123(R) expense of the grants.

Advisory Services Agreement

We were parties to an Advisory Services Agreement dated November 13, 2003 with ERI, a corporation of which Mr. McCaw is the sole stockholder, pursuant to which we paid ERI an annual fee for services rendered amounting to $800,000 and reimbursed ERI for certain out of pocket expenses. The parties terminated this agreement effective January 31, 2007. Previously, we have not compensated Mr. McCaw for his services other than directly in the form of stock based compensation and indirectly in cash through payments to ERI under the Advisory Services Agreement. However, after February 1, 2007, we began paying Mr. McCaw annual compensation of $300,000 directly for his services as our Chairman, and we expect to continue to reimburse Mr. McCaw and ERI for out of pocket expenses he incurs on our behalf. See “Certain Relationships and Related Transactions” for additional information about this Advisory Services Agreement and the related payments.

In addition, although Messrs. Wolff and Salemme receive a salary from us, they are also compensated by ERI. ERI is the manager of Eagle River, our largest stockholder. We believe that the compensation paid by ERI to these executives relates to such executives’ services to ERI and not to those executives’ services to us or to the advisory services ERI previously provided to us. Consequently, our Compensation Committee does not take into account the compensation ERI pays to these executives when determining our executive compensation policies, programs or awards for these individuals.

Employment-Related Agreements

Benjamin G. Wolff

Effective April 1, 2004, we entered into a letter agreement with Benjamin G. Wolff providing for his employment. Under his letter agreement, Mr. Wolff is entitled to receive an annual base salary and an annual discretionary performance-related bonus. In addition, we granted Mr. Wolff options to purchase 333,333 shares of Clearwire Class A Common Stock at an exercise price of $2.25 (subsequently amended to $3.00) per share, which options vested over a four year period. Mr. Wolff is also entitled to take a three month paid sabbatical on request. As a condition of employment, Mr. Wolff has entered into an agreement not to compete with us for a period of one year after termination of his employment relationship with us.

John A. Butler

Effective March 8, 2005, we entered into a letter agreement with John A. Butler providing for his employment as Chief Financial Officer beginning on March 14, 2005. Under his letter agreement, Mr. Butler is entitled to receive an annual base salary and an annual discretionary performance-related bonus. In addition, we granted Mr. Butler options to purchase 300,000 shares of Clearwire Class A Common Stock at an exercise price of $12.00 per share. Mr. Butler has entered into an agreement not to compete with us for a period of one year after termination of his employment relationship with us.

Perry S. Satterlee

We entered into an employment agreement with Perry S. Satterlee, our President and Chief Operating Officer on June 28, 2004. The agreement contained an initial term of one year, with automatic renewal terms of one year, unless we or Mr. Satterlee give prior notice of termination at least 30 days before the renewal date. The employment agreement established the initial annual base salary and a discretionary performance-related bonus for Mr. Satterlee, and provided for an initial restricted stock award of 333,333 shares and an initial grant of options to purchase 333,333 shares of Clearwire Class A Common Stock at an exercise price of $6.00 per share. The agreement also prohibits Mr. Satterlee from competing with us for a period of one year after termination of his employment relationship with our company, unless we terminate him without cause.

Scott Richardson

Effective January 26, 2007, we entered into an employment agreement with Scott Richardson in connection with his employment as Chief Strategy Officer of the Company beginning on February 12, 2007. Under this agreement, Mr. Richardson is entitled to receive an annual base salary of $325,000 and an annual discretionary performance-related bonus for the first 12 months of employment in the amount of $162,500. Subsequent to the execution of this letter agreement, Mr. Richardson’s salary was increased to $365,000. In addition, we granted Mr. Richardson options to purchase 283,333 shares of Clearwire Class A Common Stock at an exercise price of $24.00 per share and a Restricted Stock Award of 33,333 shares. Mr. Richardson has entered into an agreement not to compete with us for a period of one year after termination of his employment relationship with us.

R. Gerard Salemme

Effective April 30, 2004, we entered into a letter agreement with R. Gerard Salemme providing for his employment as Executive Vice President, External Affairs of Clearwire, beginning April 1, 2004. Under his letter agreement, Mr. Salemme is entitled to receive an annual base salary and an annual discretionary performance-related bonus. As a condition of employment, Mr. Salemme has entered into an agreement not to compete with us for a period of one year after termination of his employment relationship with us.

The Compensation Committee, which is comprised solely of “outside directors” as defined for purposes of Section 162(m) of the Code, may elect to adopt plans or programs providing for additional benefits if the Compensation Committee determines that doing so is in our best interests.

Our employment letters or agreements with Messrs. Wolff, Butler, Satterlee and Salemme provide for a lump sum cash payment if we terminate their employment without cause. The agreement with Mr. Richardson provides for payments over a one year period in accordance with our payroll process. For a complete description and quantification of benefits payable to our named officers on and following termination of employment under plans and programs currently in effect, please see the section titled “Executive Officers and Executive Compensation — Potential Payments on Termination or Change in Control.”

Barry West

Effective April 1, 2004, Sprint, as successor to Nextel Communications, Inc., entered into a letter agreement with Barry West providing for his employment. The agreement contained an initial term of 36 months, with automatic renewal terms of one year, unless Sprint or Mr. West give prior notice of termination not less than 12 months before the renewal date. Under his letter agreement, Mr. West is entitled to receive an annual base salary and an annual discretionary performance-related bonus. Pursuant to the letter agreement, as amended, in 2008 Mr. West will not be eligible to participate in Sprint’s equity incentive plans. Subject to Mr. West remaining employed by Sprint, Mr. West is entitled to receive two separate lump sum payments during 2008, $250,000 payable on June 30, 2008 and $250,000 payable on December 31, 2008.

Grants of Plan Based Awards

The Compensation Committee approved stock option and restricted stock awards under our 2003 Stock Option Plan and 2007 Stock Compensation Plan to certain of our named executives in 2007. Set forth below is information regarding the awards granted during fiscal year 2007:

								All Other
						All Other		Option
						Stock		Awards:
			Estimated Future Payouts			Awards:		Number of	Exercise or
			Under Non-Equity Incentive			Number of		Securities	Base Price	Grant Date Fair
			Plan Awards(1)			Shares of		Underlying	of Option	Value of Stock and
			Threshold	Target	Maximum	Stock or		Options	Award	Option Awards
Name	Grant Date		($)	($)	($)	Units (#)		(#)	$/Share(2)	($)(3)

Benjamin G. Wolff	3/1/2007	(4)	0	750,000	825,000			500,000	25.00	7,975,000
	9/14/2007							300,000	23.30	4,170,870
	9/14/2007					60,000	(5)			1,398,000
	11/20/2007	(6)						333,333	3.00	0 (6)
John A. Butler	3/1/2007	(4)	0	170,000	187,000			83,333	25.00	1,329,161
	9/14/2007							75,000	23.30	1,042,718
	9/14/2007					20,000	(5)			466,000
Craig O. McCaw	—		—	—	—	—		—	—	—
Perry S. Satterlee	3/1/2007	(4)	0	500,000	550,000			166,666	25.00	2,658,323
	9/14/2007							100,000	23.30	1,390,290
	9/14/2007					20,000	(5)			466,000
R. Gerard Salemme	3/1/2007	(4)	0	170,000	187,000			150,000	25.00	2,392,500
	9/14/2007							75,000	23.30	1,042,718
	9/14/2007					15,000	(5)			349,500
	11/20/2007	(7)						312,500	3.00	0 (7)
Scott Richardson	1/19/2007	(8)	0	182,500	200,750			283,333	24.00	4,601,328
	6/27/2007							50,000	25.01	746,000
	9/14/2007							50,000	23.30	695,145
	2/12/2007	(9)				33,333	(10)			833,325
	9/14/2007					15,000	(5)			349,500

(1)	This portion of the table reflects the annual bonus targets for the 2007 fiscal year. The 2007 bonus was earned in 2007 and paid out in the first quarter of 2008. Subject to the Compensation Committee’s discretion to increase or decrease actual bonus payments, the threshold annual bonus was equal to 0% of an executive’s target bonus and the maximum annual bonus was equal to 110% of an executive’s target bonus. The annual bonuses actually earned for 2007 were approximately 84% of each executive’s target bonus. As described on page 247, the Compensation Committee increased Mr. Richardson’s actual target bonus to 80% of his base salary (for 2007 only) to reflect increased responsibilities assumed by Mr. Richardson and his superior performance for Clearwire.

(2)	Exercise price for option awards is the fair market value per share of Clearwire Class A Common Stock, defined as the closing price of such stock on the grant date.

(3)	Represents the full grant date fair value of each individual equity award (on a grant-by-grant basis) as computed under SFAS No. 123(R) using the Black-Scholes stock option valuation model. The stock options vest in four equal annual installments. These amounts reflect our accounting expense for these awards, and do not represent the actual value that may be realized by the named executives. The share price of our stock must appreciate 70% from the year end 2007 closing price before 2007 stock option awards will represent any realizable value for recipients.

(4)	This grant was approved by the board of directors on February 17, 2007.

(5)	Represents an award of restricted stock units.

(6)	This stock option was previously granted to Mr. Wolff under the 2003 Stock Option Plan on April 1, 2004, and was amended on November 20, 2007 to increase the exercise price of the portion of the option vesting after December 31, 2004 from $2.25 per share to $3.00 per share. Such adjustment was approved by the Compensation Committee on September 14, 2007 and was intended to resolve any question as to whether Section 409A of the Code applied to such option. All other terms of such stock option remain as previously agreed.

(7)	This stock option was previously granted to Mr. Salemme under the 2003 Stock Option Plan on December 2, 2003, and was amended on November 20, 2007 to increase the exercise price of the portion of the option vesting after December 31, 2004 from $2.25 per share to $3.00 per share. Such adjustment was approved by the Compensation Committee on September 14, 2007 and was intended to resolve any question as to whether Section 409A of the Code applied to such option. All other terms of such stock option remain as previously agreed.

(8)	This option award was granted under our 2003 Stock Option Plan.

(9)	This grant was approved by the board of directors of Clearwire on January 19, 2007.

(10)	Represents an award of restricted stock.

2003 Stock Option Plan

Our 2003 Stock Option Plan is administered by our Compensation Committee. The objectives of the plan included attracting and retaining key personnel and promoting our success by linking the interests of our partners, directors and consultants with our success.

Options Available for Issuance

There are 16,666,666 shares of Clearwire Class A Common Stock authorized for option grants under the 2003 Stock Option Plan. With the adoption of our 2007 Stock Compensation Plan, under which 15 million shares of Clearwire Class A Common Stock are authorized for option grants, we ceased granting stock options under the 2003 Stock Option Plan after January 19, 2007.

Term of Options

The term of each option is ten years from the date of the grant of the option, unless a shorter period is established for incentive stock options or the administrator of the 2003 Stock Option Plan establishes a shorter period.

Vesting Schedule

Options granted under our 2003 Stock Option Plan, unless waived or modified in a particular option agreement or by action of the Compensation Committee, vest according to the following schedule:

Portion of
From the Grant Date	Grant Vested

Less than 1 year	0%
1 year	25%
2 years	50%
3 years	75%
After 4 Years	100%

Options granted under the 2003 Stock Option Plan require that the recipient of a grant be continuously employed or otherwise provide services to us or our subsidiaries. Failure to be continuously employed or in another service relationship generally results in the forfeiture of options not vested at the time the employment or other service relationship ends. Termination of a recipient’s employment or other service relationship for cause generally results in the forfeiture of all of the recipient’s options. In certain circumstances the Compensation Committee has, and may in the future, provide accelerated vesting of options on a change of control.

Adjustments, Changes in Our Capital Structure

Any outstanding options under the 2003 Stock Option Plan, including the exercise price of outstanding options, will be subject to adjustment by the Compensation Committee in the event of any merger, consolidation, reorganization, stock split, stock dividend or other event causing a capital adjustment affecting the number of outstanding shares of common stock. In the event of a capital adjustment, the Compensation Committee may change the number and kind of shares granted under the plan. In the event of an adjustment to our capital structure, the Compensation Committee may change the number and kind of shares granted under the plan. In the event of a business combination or in the event of a sale of all or substantially all of our assets, the Compensation Committee may cash out some or all of the unexercised, vested options under the plan, or allow some or all of the options to remain outstanding, subject to certain conditions. Unless otherwise provided in individual option agreements, the vesting of outstanding options will not accelerate in connection with a business combination or in the event of a sale of all or substantially all of our assets.

Administration

The Compensation Committee has full discretionary authority to determine all matters relating to options granted under the plan, including the authority to determine the persons eligible to receive options, the number of shares subject to each option, the exercise price of each option, any vesting schedule, any acceleration of the vesting schedule and any extension of the exercise period.

Amendment and Termination

Our board of directors has authority to suspend, amend or terminate the plan, except as would adversely affect participants’ rights to outstanding awards without their consent. As the plan administrator, our Compensation Committee has the authority to interpret the plan and options granted under the plan and to make all other determinations necessary or advisable for plan administration.

In connection with the amendment of the Clearwire Charter to effectuate a one for three reverse stock split, and the adoption of the 2007 Stock Compensation Plan, our board of directors provided that no additional option grants would be made under the 2003 Stock Option Plan.

2007 Stock Compensation Plan

Our 2007 Stock Compensation Plan is administered by our Compensation Committee. The objectives of the plan include attracting, motivating and retaining key personnel and promoting our success by linking the interests of our partners, directors and consultants with our success. The plan permits the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and other stock awards. Each award must be evidenced by an award agreement.

Shares Available for Issuance

There are 15 million shares of Clearwire Class A Common Stock authorized for issuance under the 2007 Stock Compensation Plan. As of December 31, 2007, there were 8,558,574 shares of Clearwire Class A Common Stock available for grants under the plan. Shares to be awarded under the plan will be made available, at the discretion of the Compensation Committee, from authorized but unissued shares, authorized and issued shares reacquired and held as treasury shares, or a combination thereof.

Stock Options

An award of options may include incentive stock options, non-qualified stock options or a combination thereof. Each option will have a term of no longer than ten years and each incentive stock option granted to a 10% holder will have a term of no longer than five years. Beginning in February 2008, the Compensation Committee approved a seven year term for all future stock option grants.

Stock Awards

Each restricted stock or restricted stock unit award will be accompanied by a restricted stock award or restricted stock unit award agreement, which will specify the number of shares or share units granted, the price, if any, to be paid for the shares or share units and the period of restriction applicable to the award. Shares subject to an award of restricted stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated during the applicable period of restriction. For stock unit awards, the proportionate number of shares will be issued on the completion of each vesting period of the award. The Compensation Committee, in its sole discretion, may impose such other restrictions on shares subject to an award of restricted stock or restricted stock units as it may deem advisable or appropriate.

Stock Appreciation Rights

The terms and conditions of SARs granted under the plan will be determined by the Compensation Committee. A stock award agreement will specify the base price, the term and the conditions of exercise. Each SAR will have a term no longer than ten years from the grant date, unless a shorter period is provided in the award agreement. As of the date of this proxy statement/prospectus, we have not awarded any SARs under the 2007 Stock Compensation Plan.

Vesting Schedule

Options and other stock awards may be made subject to vesting at the discretion of our Compensation Committee over such term as it shall determine. All awards made to date under the 2007 Stock Compensation Plan vest according to the following schedule, unless waived or modified in a particular option agreement or by action of the Compensation Committee:

Portion of
From the Grant Date	Grant Vested

Less than 1 year	0%
1 year	25%
2 years	50%
3 years	75%
After 4 years	100%

Adjustments

The number and kind of shares available for grants under our 2007 Stock Compensation Plan and any outstanding shares under the plan, as well as the exercise price or base price of outstanding shares, will be subject to adjustment by our board of directors in the event of any merger, consolidation, reorganization, stock split, stock dividend or other event causing a capital adjustment affecting the number of outstanding shares of common stock. In the event of a capital adjustment, the board of directors may change the number and kind of shares granted under the plan. In the event of an adjustment to our capital structure, our board of directors may replace awards with substitute awards in respect of shares, other securities or other property of the surviving corporation or its affiliates, which shall substantially preserve the value, rights and benefits of any affected awards granted under the plan. In addition, we have the right, but not the obligation, to cancel each participant’s awards immediately before such an event and to pay to each affected participant in connection with the cancellation an amount that the Compensation Committee, in its sole discretion, in good faith determines to be the equivalent value of such award.

Administration

The Compensation Committee has full discretionary authority to determine all matters relating to options granted under the plan, including the authority to determine the persons eligible to receive awards, the number of shares subject to each award, the base price or exercise price of the award, in certain circumstances, any vesting schedule, any acceleration of the vesting schedule and any extension of the exercise period.

Amendment and Termination

Our board of directors has authority to suspend, amend or terminate the plan, except as would adversely affect participants’ rights to outstanding awards without their consent. As the plan administrator, our Compensation Committee has the authority to interpret the plan and awards granted under the plan and to make all other determinations necessary or advisable for plan administration.

Stock Appreciation Rights Plan

Our Stock Appreciation Rights Plan is administered by the Compensation Committee and provides for the granting of awards of SARs. The objectives of this plan include attracting, motivating and retaining the best personnel and promoting our success by linking the interests of our partners, directors and consultants with our company’s success. We do not typically make awards under this plan to our executive officers. We adopted this plan in January 2006 and, as of December 31, 2007, we did not have any SARs outstanding. On October 1, 2007, all outstanding SARs were converted to non-qualified stock options under the 2007 Stock Option Plan. We have no plans to award any more SARs from this Stock Appreciation Rights Plan. Any additional SARs that we might award in the future would be granted under the 2007 Stock Compensation Plan.

Outstanding Equity Awards At Fiscal Year-End

The following table summarizes the equity awards held by our named executive officers at December 31, 2007.

		Option Awards(1)
		Number of	Number of				Stock Awards
		Securities	Securities				Number of	Market Value of
		Underlying	Underlying				Shares or	Shares or Units
		Unexercised	Unexercised		Option	Option	Units of Stock	of Stock
		Options (#)	Options (#)		Exercise	Expiration	That Have Not	That Have Not
Name	Grant Date	Exercisable	Unexercisable		Price ($)	Date	Vested (#)	Vested ($)(2)

Benjamin G. Wolff	4/1/2004	249,999	83,334	(3)	3.00	4/1/2014	—	—
	12/15/2004	249,999	83,334		6.00	12/15/2014	—	—
	1/26/2006	33,333	100,000		15.00	1/26/2016	—	—
	8/30/2006	83,333	250,000		18.00	8/30/2016	—	—
	9/15/2006	30,000	90,000		18.00	9/15/2016	—	—
	3/1/2007	—	500,000		25.00	3/1/2017	—	—
	9/14/2007	—	300,000		23.30	9/14/2017	—	—
	9/14/2007						60,000	822,600
	4/17/2006						41,666	571,241
John A. Butler	3/31/2005	150,000	150,000		12.00	3/31/2015	—	—
	1/26/2006	12,500	37,500		15.00	1/26/2016	—	—
	8/30/2006	8,333	25,000		18.00	8/30/2016	—	—
	9/15/2006	13,125	39,375		18.00	9/15/2016	—	—
	3/1/2007	—	83,333		25.00	3/1/2017	—	—
	9/14/2007	—	75,000		23.30	9/14/2017	—	—
	9/14/2007						20,000	274,200
Craig O. McCaw	12/15/2004	1,249,999	416,667		6.00	12/15/2014
Perry S. Satterlee	6/28/2004	249,999	83,334		6.00	6/28/2014	—	—
	1/26/2006	33,333	100,000		15.00	1/26/2016	—	—
	9/15/2006	17,500	52,500		18.00	9/15/2016	—	—
	3/1/2007	—	166,666		25.00	3/1/2017	—	—
	9/14/2007	—	100,000		23.30	9/14/2017	—	—
	9/14/2007						20,000	274,200
R. Gerard Salemme	12/2/2003	104,166	—	(4)	2.25	12/2/2013
	12/2/2003	312,500	—	(3)(4)	3.00	12/2/2013	—	—
	12/15/2004	187,500	62,500		6.00	12/15/2014	—	—
	1/26/2006	16,666	50,000		15.00	1/26/2016	—	—
	8/30/2006	20,833	62,500		18.00	8/30/2016	—	—
	9/15/2006	27,500	82,500		18.00	9/15/2016	—	—
	3/1/2007	—	150,000		25.00	3/1/2017	—	—
	9/14/2007	—	75,000		23.30	9/14/2017	—	—
	9/14/2007						15,000	205,650
Scott Richardson	1/19/2007	—	283,333	(5)	24.00	1/19/2017
	6/27/2007	—	50,000		25.01	6/27/2017	—	—
	9/14/2007	—	50,000		23.30	9/14/2017	—	—
	2/12/2007						33,333	456,995
	9/14/2007						15,000	205,650

(1)	Except as otherwise noted, each award listed in this table vests one-quarter annually, beginning on the first anniversary of the grant date.

(2)	Amount is based on the closing price of Clearwire Class A Common Stock of $13.71 on December 31, 2007, as reported by NASDAQ.

(3)	This option award was amended on November 20, 2007 to raise the exercise price per share from $2.25 to $3.00.

(4)	This option award vests one-quarter annually beginning on May 26, 2003.

(5)	This option award vests one-quarter annually, beginning on February 12, 2008.

Option Exercises and Stock Vested

There have been no exercises of stock options, SARs or similar instruments by our named executive officers during the last fiscal year. The following table provides information with respect to all restricted stock and restricted stock units that vested during 2007.

	Number of Shares		Value Realized
Name	Acquired on Vesting (#)		on Vesting

Benjamin G. Wolff	41,667	(1)	$1,041,675	(2)

(1)	Shares of restricted stock.

(2)	Value based on fair value of Clearwire Class A Common Stock, which was $25.00 on the vesting date of March 1, 2007.

Pension Benefits

None of our named executives participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Non-qualified Deferred Compensation

None of our named executives participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. The Compensation Committee may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the Compensation Committee determines that doing so is in our best interests.

Potential Payments on Termination or Change in Control

Potential Payments on Termination Relating to a Change in Control

Pursuant to the Change in Control Severance Plan, if Mr. Wolff is terminated by Clearwire without cause or he terminates his employment with Clearwire for good reason (1) within 24 months following a change in control of Clearwire, or (2) in the period between the commencement of a change in control transaction and the closing of such transaction, if the termination event occurred due to the request or instruction of a third party attempting to effect a change in control, he would be entitled to receive a lump-sum cash severance payment equal to 300% of his targeted annual compensation. All other named executive officers would be entitled to receive a lump-sum cash severance payment equal to 200% of targeted annual compensation if terminated by Clearwire without cause or by the executive for good reason (1) within 24 months following a change in control of Clearwire or (2) in the period between the commencement of a change in control transaction and the closing of such transaction, if the termination event occurred due to the request or instruction of a third party attempting to effect a change in control. Targeted annual compensation means the sum of the greater of the executive’s annual base salary in effect immediately before the change in control date or on the date of the executive’s termination, plus target annual commission, if any, and the greater of the executive’s target annual bonus in effect immediately prior to the change in control date or on the date of the executive’s termination. In addition, these named executive officers would be entitled to receive continuation of health care coverage, at no increased cost, for 24 months following termination, unless and until such time as the executive is otherwise eligible for healthcare coverage that is substantially similar in cost and in level of benefits provided, from a successor employer or otherwise, and a “gross-up” for any golden parachute excise taxes under the Code. Completion of the Transactions will be a change in control for purposes of the Change in Control Severance Plan. Assuming the Change in Control Severance Plan was in place, a change in control took place and the employment of our executive officers were to be terminated without cause or for good reason, on December 31, 2007, the following individuals would have been entitled to payments in the amounts set forth opposite their name in the table below.

	Value of Accelerated	Cash Severance	Continued	Gross-Up
Officer	Equity(1) ($)	($)	Health Care ($)	($)

Benjamin G. Wolff	2,928,839	4,500,000	—	2,092,377
John A. Butler	530,700	1,020,000	14,243	613,610
Craig O. McCaw	3,212,503	—	—	—
Perry S. Satterlee	916,699	2,000,000	22,354	—
R. Gerard Salemme	687,525	1,020,000	—	576,084
Scott Richardson	662,645	1,095,000	22,354	—

(1)	Assumes the unvested equity would vest on a change in control as provided in the stock plan agreements to executives and the Change in Control Severance Plan. Amounts represent the intrinsic value of the equity, based on the closing price of Clearwire Class A Common Stock of $13.71 on December 31, 2007.

We are not obligated to make any cash payment to these executives if their employment is terminated by us for cause or by the executive without good reason. Cause and good reason have the correlative meaning set forth in the executive’s employment agreement with Clearwire or, in the absence of any such agreement or in the absence of any similar definitions in such agreement, the cause and good reason definitions in the Clearwire Change in Control Severance Plan will apply. For the definitions of “cause” and “good reason” in the Change in Control Severance Plan, see the section titled “Additional Interests of Clearwire’s Directors and Officers in the Transactions.”

Potential Payments on a Change in Control

Messrs. Wolff, Butler, McCaw, Satterlee, Salemme and Richardson hold options and restricted stock or restricted stock unit awards that would vest on any change in control, and the exercise period for the options would extend to 12 months from their date of termination. In addition, pursuant to the Change in Control Severance Plan, each of Messrs. Wolff, Butler, Satterlee, Salemme and Richardson is entitled to a “gross-up” for any golden parachute excise taxes under the Code. Completion of the Transactions will be a change in control for purposes of the Change in Control Severance Plan and the equity vesting described above. Assuming the Change in Control Severance Plan was in place and a change in control took place on December 31, 2007, the named executives would have been entitled to the benefits described below, with values in the amounts set forth opposite their names:

	Value of Accelerated	Gross-Up
Officer	Equity(1) ($)	($)

Benjamin G. Wolff	2,928,839	—
John A. Butler	530,700	—
Craig O. McCaw	3,212,503	—
Perry S. Satterlee	916,699	—
R. Gerard Salemme	687,525	—
Scott Richardson	662,645	—

(1)	Assumes the unvested equity would vest on a change in control as provided in the stock plan agreements to executives. Amounts represent the intrinsic value of the equity, based on the closing price of Clearwire Class A Common Stock of $13.71 on December 31, 2007.

Potential Payments on Termination Not Relating to a Change in Control

Pursuant to his letter agreement dated April 27, 2004, if Mr. Salemme is terminated without cause (whether through constructive termination or otherwise), he is entitled to a lump-sum severance payment in an amount equal to six months of his salary. Pursuant to a letter agreement dated April 1, 2004, if Mr. Wolff is terminated without cause (whether through constructive termination or otherwise), he is entitled to a lump-sum severance payment in an amount equal to his annual salary. We have an informal written agreement with Mr. Butler to make a lump-sum severance payment to him equal to his annual salary if his employment is terminated without cause. Pursuant to Mr. Satterlee’s employment agreement, if Mr. Satterlee’s employment is terminated by us without cause, he is entitled to a lump sum payment in the amount of his annual base salary plus an amount equal to the most recent annual bonus payment he received.

Pursuant to a letter agreement with Mr. Richardson dated January 26, 2007, if Mr. Richardson’s employment is terminated without cause (whether through constructive termination or otherwise) or for good reason, Mr. Richardson would be entitled to receive severance equal to 12 months base salary. Assuming the employment of our executive officers were terminated without cause (whether through constructive termination or otherwise) on December 31, 2007, they would be entitled to payments in the amounts set forth opposite their names in the below table.

Officer	Cash Severance ($)

Benjamin G. Wolff	750,000
John A. Butler	340,000
Craig O. McCaw	—
Perry S. Satterlee	850,000
R. Gerard Salemme	170,000
Scott Richardson	527,500

Clearwire is not obligated to make any cash payment to these executives if their employment is terminated by Clearwire for cause or by the executive without cause, or to any other executive officer on the termination of employment for any reason, except in the case of termination for good reason by Mr. Richardson. In addition, Clearwire does not provide any medical continuation or death or disability benefits for any of its executive officers that are not also available to its partners.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As of June 30, 2008, the Clearwire Compensation Committee is comprised of Messrs. McCaw and Sloan. During fiscal 2007, Mr. McCaw also served as Clearwire’s Co-Chief Executive Officer until January 2007. During fiscal 2007, Mr. Wolff, Clearwire’s Chief Executive Officer, served as a director of ICO, while Mr. McCaw served as ICO’s Chairman and served as a member of our Compensation Committee. For additional information please see the section below entitled “Certain Relationships and Related Transactions.” The composition of the Compensation Committee of New Clearwire will be determined shortly after the Closing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Person Transactions Policy and Procedures

The Audit Committee reviews and approves or ratifies or refers to a special committee all significant related party transactions and potential conflict of interest situations. A related person is any executive officer, nominee for director, or more than 5% stockholder of Clearwire, including any of their immediate family members, and any entity owned or controlled by such persons. We submit all transactions involving a commitment of $10 million or more that we contemplate entering into, including related person transactions, to the board of directors for approval. Each of the related party transactions listed below that were submitted to our board were approved by a disinterested majority of our board of directors after full disclosure of the interest of the related party in the transaction.

Clearwire has a number of strategic and commercial relationships with third-parties that have had a significant impact on Clearwire’s business, operations and financial results. These relationships have been with Eagle River, Motorola, Intel, and Bell, all of which are related parties, due to their stock ownership of more than 5% of Clearwire Common Stock.

Relationships among Certain Stockholders, Directors, and Officers of Clearwire

As of September 30, 2008, Eagle River was the holder of approximately 65% of the outstanding Clearwire Class B Common Stock and approximately 13% of the outstanding Clearwire Class A Common Stock. ERI is the manager of Eagle River. Each entity is controlled by Craig McCaw, our Chairman.

Clearwire retired all senior secured notes (including notes held by Eagle River) on August 15, 2007. The notes held by Eagle River had a $23.0 million face value, or $19.3 million net of discounts for warrants. In the year ended December 31, 2007, Eagle River earned interest relating to the notes in the amount of $1.6 million. Eagle River received payments in the amount of $2.5 million for accrued interest during the year ended December 31, 2007.

Relationships among Certain Stockholders, Directors, and Officers of New Clearwire

New Clearwire has agreed to cause Clearwire Communications to enter into the 4G MVNO Agreement, the 4G ASR Agreement, the Intellectual Property Agreement, the Intel Market Development Agreement, the Google Products and Services Agreement, the Google Spectrum Agreement, the Master Site Agreement, the Master Agreement for Network Services and the IT Master Services Agreement. See the section titled “Certain Agreements Related to the Transactions — Commercial Agreements among New Clearwire, Clearwire Communications, Sprint, Intel and the Strategic Investors” beginning on page 126 of this proxy statement/prospectus.

Voting Agreements

For a discussion of voting agreements between Clearwire, Eagle River and Intel, see the section titled “Certain Agreements Related to the Transactions — Voting Agreements” beginning on page 119 of this proxy statement/prospectus.

Advisory Services Agreement

Clearwire and ERI were parties to the Advisory Services Agreement. The parties terminated this agreement effective January 31, 2007. During the year ended December 31, 2007, Clearwire paid ERI fees of $67,000 and expense reimbursements of $278,000, under this agreement.

Motorola Agreements

Simultaneously with the sale of its subsidiary NextNet to Motorola, Clearwire and Motorola entered into commercial agreements pursuant to which Clearwire agreed to purchase certain infrastructure and supply inventory from Motorola. Under these agreements, Clearwire is committed to purchase no less than

$150.0 million of network infrastructure equipment, modems, PC cards and other products from Motorola on or before August 29, 2008, subject to Motorola continuing to satisfy certain performance requirements and other conditions. Clearwire is also committed to purchase certain types of network infrastructure products, modems and PC cards it provides to its subscribers exclusively from Motorola for a period of five years and, thereafter, 51% until the term of the agreement is completed on August 29, 2014, as long as certain conditions are satisfied. For the year ended December 30, 2007, total purchases from Motorola under these agreements were $73.0 million. The remaining commitment was $51.6 million at December 31, 2007.

Agreements with Bell

In March 2005, Bell, a Canadian telecommunications company which is a subsidiary of BCE, purchased 8,333,333 shares of Clearwire Class A Common Stock for $100.0 million. At the time of the investment, Bell and BCE Nexxia Corporation, an affiliate of Bell, entered into a Master Supply Agreement, dated March 16, 2005 with Clearwire. Under the Master Supply Agreement, Bell and BCE Nexxia Corporation provide or arrange for the provision of hardware, software, procurement services, management services and other components necessary for Clearwire to provide VoIP services to their subscribers in the United States and provide day-to-day management and operation of the components and services necessary for Clearwire to provide these VoIP services. Clearwire will pay to Bell or BCE Nexxia Corporation a flat fee for each new subscriber of its VoIP telephony services. Clearwire has agreed to use Bell and BCE Nexxia Corporation exclusively to provide such service unless such agreement violates the rights of third parties under its existing agreements. Total fees paid for new subscribers under the Master Supply Agreement were $112,000 for the year ended December 31, 2007. Amounts paid for supplies, equipment and other services purchased through Bell or BCE were $6.0 million for the year ended December 31, 2007. The Master Supply Agreement can be terminated for convenience on 12 months notice by either party at any time beginning on or after October 1, 2007. On October 29, 2007, Clearwire delivered a notice of termination of the Master Supply Agreement to BCE Nexxia Corporation and the agreement should terminate on October 29, 2008 unless it is extended by the parties.

Davis Wright Tremaine LLP

The law firm of Davis Wright Tremaine LLP billed Clearwire approximately $5.3 million for legal services it performed for Clearwire in 2007. The firm serves as Clearwire’s primary outside counsel, and handles a variety of corporate, transactional, tax and litigation matters. The firm has continued to perform legal services for Clearwire during 2008. Mr. Wolff, Clearwire’s Chief Executive Officer and a former partner of Davis Wright Tremaine LLP, is married to a partner at Davis Wright Tremaine LLP. As a partner, Mr. Wolff’s spouse is entitled to share in a portion of the firm’s total profits, although she has not received any compensation directly from Clearwire.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Our employees prepare these reports for certain of our directors and all of our executive officers on the basis of information obtained from Clearwire’s records. Based on information available to us during fiscal year 2007, we believe that all applicable Section 16(a) filing requirements were met, except that, due to administrative errors, Mr. Sabia and Mr. Emerson were late in filing their initial Form 3 and Mr. Richardson was late in filing a report of a stock option grant to purchase 50,000 shares of Clearwire Class A Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF CLEARWIRE

The following table shows information regarding the beneficial ownership of shares of Clearwire Class A Common Stock and Clearwire Class B Common Stock as of September 30, 2008 and shows the number of and percentage owned by:

•	each person who is known by us to own beneficially more than 5% of Clearwire Class A Common Stock or Clearwire Class B Common Stock;

•	each member of Clearwire’s board of directors;

•	each of Clearwire’s named executive officers; and

•	all members of our board of directors and our executive officers as a group.

Except as indicated in the footnotes to this table (1) each person has sole voting and investment power with respect to all shares attributable to such person and (2) each person’s address is c/o Clearwire Corporation, 4400 Carillon Point, Kirkland, Washington 98033.

	Class A(1)	% of Class A	Class B	% of Class B	% Voting

5% Stockholders:
Eagle River(2)	36,911,291	23.7	18,690,953	65.4	48.4
Intel(3)	36,759,999	25.2	9,905,732	34.6	29.8
Motorola(4)	16,666,666	12.3	—	—	4.0
Bell(5)	12,989,039	9.6	—	—	3.1
Named Executive Officers and Directors:
Craig O. McCaw(6)	38,272,956	24.4	18,690,953	65.4	48.4
Benjamin G. Wolff(7)	38,086,288	24.3	18,690,953	65.4	48.4
Perry S. Satterlee(8)	839,998	*	—	—	*
John A. Butler(9)	337,449	*	—	—	*
R. Gerard Salemme(10)	794,165	*	—	—	*
Scott Richardson(11)	133,916	*	—	—	*
Peter L.S. Currie(12)	333,220	*	—	—	*
Richard Emerson(13)	99,925	*	—	—	*
Nicolas Kauser(14)	688,331	*	—	—	*
David Perlmutter(15)	—	—	—	—	—
Michael J. Sabia(16)	—	—	—	—	—
Stuart M. Sloan(17)	281,516	*	—	—	*
Michelangelo A. Volpi(18)	6,083	*	—	—	*
All directors and executive officers as a group (17 persons)	43,330,557	26.4	18,690,953	65.4	48.7

*	Less than 1%.

(1)	Shares of Clearwire Class A Common Stock beneficially owned and the respective percentages of beneficial ownership of Clearwire Class A Common Stock assumes the conversion of all shares of Clearwire Class B Common Stock beneficially owned by such person or entity into Clearwire Class A Common Stock, and the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of September 30, 2008. Shares issuable pursuant to the conversion of Clearwire Class B Common Stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Clearwire Class B Common Stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person. The respective percentages of beneficial ownership of Clearwire Class A Common Stock beneficially owned is based on 135,806,518 shares of Clearwire Class A Common Stock outstanding as of September 30, 2008.

(2)	Includes 17,232,005 shares of Clearwire Class A Common Stock, 18,690,953 shares of Clearwire Class B Common Stock, 375,000 shares of Clearwire Class A Common Stock issuable on exercise of warrants and 613,333 shares of Clearwire Class A Common Stock issuable on exercise of warrants. Eagle River may be deemed to beneficially own 23,427,601 shares of Clearwire Class A Common Stock and 9,905,732 shares of Clearwire Class B Common Stock beneficially owned by Intel Capital Corporation, 3,333,333 shares of Clearwire Class A Common Stock beneficially owned by Intel Capital (Cayman) Corporation and 93,333 shares of Clearwire Class A Common Stock issuable on exercise of warrants beneficially owned by Middlefield Ventures, Inc., a wholly-owned subsidiary of Intel, pursuant to an existing voting agreement among Eagle River, Intel Capital Corporation and Intel Capital (Cayman) Corporation regarding the election of directors. Eagle River is controlled by Mr. McCaw. The manager of Eagle River is ERI, an entity controlled by and wholly-owned by Mr. McCaw. The address of such stockholder is 2300 Carillon Point, Kirkland, Washington 98033.

(3)	Includes 3,333,333 shares of Clearwire Class A Common Stock issued to Intel Capital (Cayman) Corporation and 23,427,601 shares of Clearwire Class A Common Stock and 9,905,732 shares of Clearwire Class B Common Stock issued to Intel Capital Corporation, a subsidiary of Intel, and 93,333 shares of Clearwire Class A Common Stock issuable on exercise of warrants issued to Middlefield Ventures, Inc., a wholly-owned subsidiary of Intel. Intel Capital (Cayman) Corporation and Intel Capital Corporation may be deemed to beneficially own 17,232,005 shares of Clearwire Class A Common Stock and 18,690,953 shares of Clearwire Class B Common Stock beneficially owned by Eagle River, 375,000 shares of Clearwire Class A Common Stock issuable on exercise of warrants issued to Eagle River, and 613,333 shares of Clearwire Class A Common Stock issuable on exercise of warrants issued to Eagle River. Intel Capital (Cayman) Corporation, Intel Capital Corporation and Eagle River are parties to an existing voting agreement under which such stockholders and their affiliates share the ability to elect a majority of our directors before the termination of the voting agreement in connection with the Transactions. The stockholder disclaims beneficial ownership of the shares of capital stock held by Eagle River. The address of such stockholder is 2200 Mission College Boulevard, Santa Clara, California 95054-1549.

(4)	The address of such stockholder is 1303 E. Algonquin Road, Schaumburg, Illinois 60196.

(5)	The address of such stockholder is 100 de la Gauchetiere West, Suite 3700, Montreal, Quebec, Canada.

(6)	Includes options to purchase 1,249,999 shares of Clearwire Class A Common Stock, 111,666 shares of Clearwire Class A Common Stock held by CWCI LLC, an entity wholly-owned by Mr. McCaw, 17,232,005 shares of Clearwire Class A Common Stock and 18,690,953 shares of Clearwire Class B Common Stock issued to Eagle River, and 988,333 shares of Clearwire Class A Common Stock issuable on exercise of warrants issued to Eagle River. Mr. McCaw owns all of the voting membership interests in Eagle River and also controls and wholly-owns ERI, the manager of Eagle River. Mr. McCaw may be deemed to beneficially own 23,427,601 shares of Clearwire Class A Common Stock and 9,905,732 shares of Clearwire Class B Common Stock issued to Intel Capital Corporation, 3,333,333 shares of Clearwire Class A Common Stock issued to Intel Capital (Cayman) Corporation and 93,333 shares of Clearwire Class A Common Stock issuable on exercise of warrants issued to Middlefield Ventures, Inc., a wholly-owned subsidiary of Intel, pursuant to an existing voting agreement among Eagle River, Intel Capital Corporation and Intel Capital (Cayman) Corporation regarding the election of directors.

(7)	Includes options to purchase 1,076,664 shares of Clearwire Class A Common Stock, 15,000 shares of Clearwire Class A Common Stock issuable upon vesting of restricted stock units and 83,333 shares of Clearwire Class A Common Stock granted in the form of restricted stock on April 17, 2006 held directly, and 17,232,005 shares of Clearwire Class A Common Stock, 988,333 shares of Clearwire Class A Common Stock issuable on exercise of warrants issued to Eagle River and 18,690,953 shares of Clearwire Class B Common Stock held by Eagle River. Mr. Wolff is the President of Eagle River and ERI, the

manager of Eagle River. Mr. Wolff may be deemed to beneficially own 23,427,601 shares of Clearwire Class A Common Stock, 9,905,732 shares of Clearwire Class B Common Stock issued to Intel Capital Corporation and 3,333,333 shares of Clearwire Class A Common Stock issued to Intel Capital (Cayman) Corporation and 93,333 shares of Clearwire Class A Common Stock issuable on exercise of warrants issued to Middlefield Ventures, Inc., a wholly-owned subsidiary of Intel, pursuant to an existing voting agreement among Eagle River, Intel Capital Corporation and Intel Capital (Cayman) Corporation regarding the election of directors.

(8)	Includes options to purchase 501,665 shares of Clearwire Class A Common Stock, 5,000 shares of Clearwire Class A Common Stock issuable upon vesting of restricted stock units and 333,333 shares of Clearwire Class A Common Stock granted in the form of restricted stock on August 16, 2004, which includes 50,000 shares of Clearwire Class A Common Stock issued in the name of PSS-MSS Limited Partnership. Mr. Satterlee is the General Partner of PSS-MSS Limited Partnership.

(9)	Includes options to purchase 332,499 shares of Clearwire Class A Common Stock and 5,000 shares of Clearwire Class A Common Stock issuable upon vesting of restricted stock units.

(10)	Includes options to purchase 790,415 shares of Clearwire Class A Common Stock and 3,750 shares of Clearwire Class A Common Stock issuable upon vesting of restricted stock units.

(11)	Includes options to purchase 95,833 shares of Clearwire Class A Common Stock, 3,750 shares of Clearwire Class A Common Stock issuable upon vesting of restricted stock units and 33,333 shares of Clearwire Class A Common Stock granted in the form of restricted stock on February 12, 2007.

(12)	Includes options to purchase 14,165 shares of Clearwire Class A Common Stock.

(13)	Includes options to purchase 14,270 shares of Clearwire Class A Common Stock.

(14)	Includes options to purchase 688,331 shares of Clearwire Class A Common Stock.

(15)	The address of such stockholder is 2200 Mission College Boulevard, Santa Clara, California 95054-1549.

(16)	Mr. Sabia is no longer the Chief Executive Officer of Bell. The address of such stockholder is 1050 Beaver Hall Hill, Floor 19, Montreal, Quebec H2Z 1S4 Canada.

(17)	Includes options to purchase 13,020 shares of Clearwire Class A Common Stock. Includes 266,666 shares of Clearwire Class A Common Stock issued in the name of SMS Trust. Mr. Sloan is the Trustee of SMS Trust.

(18)	Includes options to purchase 2,083 shares of Clearwire Class A Common Stock. The address of such stockholder is 170 W. Tasman Drive, San Jose, California 95134.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF NEW CLEARWIRE

The following table shows pro forma information regarding the beneficial ownership of shares of New Clearwire Class A Common Stock and New Clearwire Class B Common Stock as of the Closing of the Transactions, based on known ownership, if any, of Clearwire Class A Common Stock and Clearwire Class B Common Stock as of September 30, 2008 and shows the number of and percentage owned by:

•	each person who is expected to own beneficially more than 5% of New Clearwire Class A Common Stock or New Clearwire Class B Common Stock;

•	each member of New Clearwire’s board of directors;

•	each of New Clearwire’s executive officers; and

•	all members of New Clearwire’s board of directors and New Clearwire’s executive officers as a group.

Except as indicated in the footnotes to this table (1) each person has sole voting and investment power with respect to all shares attributable to such person and (2) each person’s address is c/o Clearwire Corporation, 4400 Carillon Point, Kirkland, Washington 98033.

	Class A(1)	% of Class A	Class B	% of Class B	% Voting

5% Stockholders:
Sprint(2)	370,000,000	66.1%	370,000,000	73.3%	53.3%
Intel(3)†	86,759,999	36.2%	50,000,000	9.9%	12.5%
Comcast(4)†	52,500,000	21.7%	52,500,000	10.4%	7.6%
Eagle River(5)	36,911,291	19.4%	—	—	5.2%
Google(6)†	25,000,000	13.2%	—	—	3.6%
Time Warner Cable(7)†	27,500,000	12.7%	27,500,000	5.4%	4.0%
Motorola(8)	16,666,666	8.8%	—	—	2.4%
Bell(9)	12,989,039	6.9%	—	—	1.9%
Executive Officers and Directors:
Craig O. McCaw(10)	38,689,623	20.1%	—	—	5.2%
Daniel R. Hesse(11)	370,000,000	66.1%	370,000,000	73.3%	53.3%
Benjamin G. Wolff(12)	39,607,956	20.5%	—	—	5.2%
All directors and executive officers as a group (13 persons)	412,692,953	73.0%	370,000,000	73.3%	58.5%

†	It is assumed that the number of shares of New Clearwire Class A Common Stock and New Clearwire Class B Common Stock purchased in the Transactions will be based on a purchase price of $20.00 per share, and not subject to a post-closing adjustment. See the section titled “The Transaction Agreement — Post-Closing Adjustment” beginning on page 98 of this proxy statement/prospectus.

(1)	Shares of New Clearwire Class A Common Stock beneficially owned and the respective percentages of beneficial ownership of New Clearwire Class A Common Stock assumes the conversion of all shares of New Clearwire Class B Common Stock beneficially owned by such person or entity into Clearwire Class A Common Stock, and the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of September 30, 2008, including any shares that will be issued and options that become exercisable on the Closing of the Transactions. Shares issuable pursuant to the conversion of New Clearwire Class B Common Stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of New Clearwire Class B Common Stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person. The respective percentages of beneficial ownership of New Clearwire Class A Common Stock beneficially owned is based on 135,806,518 shares of Clearwire

Class A Common Stock and 28,596,685 shares of Clearwire Class B Common Stock outstanding as of September 30, 2008, plus 25,000,000 shares of New Clearwire Class A Common Stock to be issued at the closing of the Transactions.

(2)	Includes 370,000,000 shares of New Clearwire Class B Common Stock to be issued to Sprint upon closing of the Transactions. By virtue of the Equityholders’ Agreement to be entered into at the Closing, Sprint may be deemed to beneficially own 3,333,333 shares of New Clearwire Class A Common Stock beneficially owned by Intel Capital (Cayman) Corporation, 33,333,333 shares of New Clearwire Class A Common Stock beneficially owned by Intel Capital Corporation, a subsidiary of Intel, 50,000,000 shares of New Clearwire Class B Common Stock beneficially owned by Intel, 93,333 shares of New Clearwire Class A Common Stock issuable on exercise of warrants issued to Middlefield Ventures, Inc., a wholly-owned subsidiary of Intel, 52,500,000 shares of New Clearwire Class B Common Stock beneficially owned by Comcast, 36,911,291 shares of New Clearwire Class A Common Stock beneficially owned by Eagle River, 375,000 shares of New Clearwire Class A Common Stock issuable on exercise of warrants issued to Eagle River, 613,333 shares of New Clearwire Class A Common Stock issuable on exercise of warrants issued to Eagle River, 25,000,000 shares of New Clearwire Class A Common stock beneficially owned by Google, 27,500,000 shares of Class B Common Stock beneficially owned by Time Warner Cable and 5,000,000 shares of Clearwire Class B Common Stock beneficially owned by Bright House Networks. As more fully described in the section titled “Certain Agreements Related to the Transactions — Equityholders’ Agreement,” beginning on page 114 of this proxy statement/prospectus, Sprint, Intel, Comcast, Eagle River, Google, Time Warner Cable and Bright House Networks have agreed to execute the Equityholders’ Agreement in connection with the completion of the Transactions which includes a voting agreement under which such stockholders and their respective affiliates share the ability to elect a majority of New Clearwire directors. The stockholder disclaims beneficial ownership of the shares of capital stock held by such other stockholders. The address of such stockholder is 6200 Sprint Parkway, Overland Park, Kansas 66251.

(3)	Includes 3,333,333 shares of New Clearwire Class A Common Stock to be issued to Intel Capital (Cayman) Corporation, 33,333,333 shares of New Clearwire Class A Common Stock to be issued to Intel Capital Corporation, a subsidiary of Intel, 50,000,000 shares of New Clearwire Class B Common Stock to be issued to Intel, 93,333 shares of New Clearwire Class A Common Stock issuable on exercise of warrants issued to Middlefield Ventures, Inc., a wholly-owned subsidiary of Intel. By virtue of the Equityholders’ Agreement to be entered into at the Closing, Intel, Intel Capital (Cayman) Corporation and Intel Capital Corporation may be deemed to beneficially own 370,000,000 shares of New Clearwire Class B Common Stock beneficially owned by Sprint, 52,500,000 shares of New Clearwire Class B Common Stock beneficially owned by Comcast, 36,911,291 shares of New Clearwire Class A Common Stock beneficially owned by Eagle River, 375,000 shares of New Clearwire Class A Common Stock issuable on exercise of warrants issued to Eagle River, 613,333 shares of New Clearwire Class A Common Stock issuable on exercise of warrants issued to Eagle River, 25,000,000 shares of New Clearwire Class A Common stock beneficially owned by Google, 27,500,000 shares of Class B Common Stock beneficially owned by Time Warner Cable and 5,000,000 shares of Clearwire Class B Common Stock beneficially owned by Bright House Networks. As more fully described in the section titled “Certain Agreements Related to the Transactions — Equityholders’ Agreement,” beginning on page 114 of this proxy statement/prospectus, Sprint, Intel, Comcast, Eagle River, Google, Time Warner Cable and Bright House Networks have agreed to execute the Equityholders’ Agreement in connection with the completion of the Transactions which includes a voting agreement under which such stockholders and their respective affiliates share the ability to elect a majority of New Clearwire directors. The stockholder disclaims beneficial ownership of the shares of capital stock held by such other stockholders. The address of such stockholder is 2200 Mission College Boulevard, Santa Clara, California 95054-1549.

(4)	Includes 52,500,000 shares of New Clearwire Class B Common Stock to be issued to Comcast upon closing of the Transactions. By virtue of the Equityholders’ Agreement to be entered into at the Closing, Comcast may be deemed to beneficially own 370,000,000 shares of New Clearwire Class B Common Stock beneficially owned by Sprint, 3,333,333 shares of New Clearwire Class A Common Stock beneficially owned by Intel Capital (Cayman) Corporation, 33,333,333 shares of New Clearwire Class A Common Stock beneficially owned by Intel Capital Corporation, a subsidiary of Intel, 50,000,000 shares of New Clearwire Class B Common Stock beneficially owned by Intel, 93,333 shares of New Clearwire Class A Common Stock issuable on exercise of warrants issued to Middlefield Ventures, Inc., a wholly-owned subsidiary of Intel, 36,911,291 shares of New Clearwire Class A Common Stock beneficially owned by Eagle River, 375,000 shares of New Clearwire Class A Common Stock issuable on exercise of warrants issued to Eagle River, 613,333 shares of New Clearwire Class A Common Stock issuable on exercise of warrants issued to Eagle River, 25,000,000 shares of New Clearwire Class A Common stock beneficially owned by Google, 27,500,000 shares of Class B Common Stock beneficially owned by Time Warner Cable and 5,000,000 shares of Clearwire Class B Common Stock beneficially owned by Bright House Networks. As more fully described in the section titled “Certain Agreements Related to the Transactions — Equityholders’ Agreement,” beginning on page 114 of this proxy statement/prospectus, Sprint, Intel, Comcast, Eagle River, Google, Time Warner Cable and Bright House Networks have agreed to execute the Equityholders’ Agreement in connection with the completion of the Transactions which includes a voting agreement under which such stockholders and their respective affiliates share the ability to elect a majority of New Clearwire directors. The stockholder disclaims beneficial ownership of the shares of capital stock held by such other stockholders. The address of such stockholder is One Comcast Center, 1701 John F. Kennedy Boulevard, Philadelphia, Pennsylvania 19103.

(5)	Includes 36,911,211 shares of New Clearwire Class A Common Stock, 375,000 shares of New Clearwire Class A Common Stock issuable on exercise of warrants and 613,333 shares of New Clearwire Class A Common Stock issuable on exercise of warrants. Eagle River is controlled by Mr. McCaw. The manager of Eagle River is ERI, an entity controlled by and wholly-owned by Mr. McCaw. By virtue of the Equityholders’ Agreement to be entered into at the Closing, Eagle River may be deemed to beneficially own 370,000,000 shares of New Clearwire Class B Common Stock beneficially owned by Sprint, 3,333,333 shares of New Clearwire Class A Common Stock beneficially owned by Intel Capital (Cayman) Corporation, 33,333,333 shares of New Clearwire Class A Common Stock beneficially owned by Intel Capital Corporation, a subsidiary of Intel, 50,000,000 shares of New Clearwire Class B Common Stock beneficially owned by Intel, 93,333 shares of New Clearwire Class A Common Stock issuable on exercise of warrants issued to Middlefield Ventures, Inc., a wholly-owned subsidiary of Intel, 52,500,000 shares of New Clearwire Class B Common Stock beneficially owned by Comcast, 25,000,000 shares of New Clearwire Class A Common stock beneficially owned by Google, 27,500,000 shares of Class B Common Stock beneficially owned by Time Warner Cable and 5,000,000 shares of Clearwire Class B Common Stock beneficially owned by Bright House Networks. As more fully described in the section titled “Certain Agreements Related to the Transactions — Equityholders’ Agreement,” beginning on page 114 of this proxy statement/prospectus, Sprint, Intel, Comcast, Eagle River, Google, Time Warner Cable and Bright House Networks have agreed to execute the Equityholders’ Agreement in connection with the completion of the Transactions which includes a voting agreement under which such stockholders and their respective affiliates share the ability to elect a majority of New Clearwire directors. The stockholder disclaims beneficial ownership of the shares of capital stock held by such other stockholders. The address of such stockholder is 2300 Carillon Point, Kirkland, Washington 98033.

(6)	Includes 25,000,000 shares of New Clearwire Class A Common Stock to be issued to Google upon closing of the Transactions. By virtue of the Equityholders’ Agreement to be entered into at the Closing, Google may be deemed to beneficially own 370,000,000 shares of New Clearwire Class B Common Stock beneficially owned by Sprint, 3,333,333 shares of New Clearwire Class A Common Stock beneficially owned by Intel Capital (Cayman) Corporation, 33,333,333 shares of New Clearwire Class A Common Stock beneficially owned by Intel Capital Corporation, a subsidiary of Intel, 50,000,000 shares of New Clearwire Class B Common Stock beneficially owned by Intel, 93,333 shares of New Clearwire Class A Common Stock issuable on exercise of warrants issued to Middlefield Ventures, Inc., a wholly-owned subsidiary of Intel, 52,500,000 shares of New Clearwire Class B Common Stock beneficially owned by Comcast, 36,911,291 shares of New Clearwire Class A Common Stock beneficially owned by Eagle River, 375,000 shares of New Clearwire Class A Common Stock issuable on exercise of warrants issued to Eagle River, 613,333 shares of New Clearwire Class A Common Stock issuable on exercise of warrants issued to Eagle River, 27,500,000 shares of Class B Common Stock beneficially owned by Time Warner Cable and

5,000,000 shares of Clearwire Class B Common Stock beneficially owned by Bright House Networks. As more fully described in the section titled “Certain Agreements Related to the Transactions — Equityholders’ Agreement,” beginning on page 114 of this proxy statement/prospectus, Sprint, Intel, Comcast, Eagle River, Google, Time Warner Cable and Bright House Networks have agreed to execute the Equityholders’ Agreement in connection with the completion of the Transactions which includes a voting agreement under which such stockholders and their respective affiliates share the ability to elect a majority of New Clearwire’s directors. The stockholder disclaims beneficial ownership of the shares of capital stock held by such other stockholders. The address of such stockholder is 1600 Amphitheatre Parkway, Mountain View, California 94043.

(7)	Includes 27,500,000 shares of New Clearwire Class A Common Stock to be issued to Time Warner Cable upon closing of the Transactions. By virtue of the Equityholders’ Agreement to be entered into at the Closing, Time Warner Cable may be deemed to beneficially own 370,000,000 shares of New Clearwire Class B Common Stock beneficially owned by Sprint, 3,333,333 shares of New Clearwire Class A Common Stock beneficially owned by Intel Capital (Cayman) Corporation, 33,333,333 shares of New Clearwire Class A Common Stock beneficially owned by Intel Capital Corporation, a subsidiary of Intel, 50,000,000 shares of New Clearwire Class B Common Stock beneficially owned by Intel, 93,333 shares of New Clearwire Class A Common Stock issuable on exercise of warrants issued to Middlefield Ventures, Inc., a wholly-owned subsidiary of Intel, 52,500,000 shares of New Clearwire Class B Common Stock beneficially owned by Comcast, 36,011,291 shares of New Clearwire Class A Common Stock beneficially owned by Eagle River, 375,000 shares of New Clearwire Class A Common Stock issuable on exercise of warrants issued to Eagle River, and 613,333 shares of New Clearwire Class A Common Stock issuable on exercise of warrants issued to Eagle River, 25,000,000 shares of New Clearwire Class A Common stock beneficially owned by Google and 5,000,000 shares of Clearwire Class B Common Stock beneficially owned by Bright House Networks. As more fully described in the section titled “Certain Agreements Related to the Transactions — Equityholders’ Agreement,” beginning on page 114 of this proxy statement/prospectus, Sprint, Intel, Comcast, Eagle River, Google, Time Warner Cable and Bright House Networks have agreed to execute the Equityholders’ Agreement in connection with the completion of the Transactions which includes a voting agreement under which such stockholders and their respective affiliates share the ability to elect a majority of New Clearwire directors. The stockholder disclaims beneficial ownership of the shares of capital stock held by such other stockholders. The address of such stockholder is One Time Warner Center, North Tower, New York, New York 10019.

(8)	The address of such stockholder is 1303 E. Algonquin Road, Schaumburg, Illinois 60196.

(9)	The address of such stockholder is 100 de la Gauchetiere West, Suite 3700, Montreal, Quebec, Canada.

(10)	Includes options to purchase 2,654,999 shares of New Clearwire Class A Common Stock, 111,666 shares of New Clearwire Class A Common Stock held by CWCI LLC, an entity wholly-owned by Mr. McCaw, 36,911,291 shares of New Clearwire Class A Common Stock issued to Eagle River, and 988,333 shares of New Clearwire Class A Common Stock issuable on exercise of warrants issued to Eagle River. Mr. McCaw owns all of the voting membership interests in Eagle River and also controls and wholly-owns ERI, the manager of Eagle River. By virtue of the Equityholders’ Agreement to be entered into at the Closing, Mr. McCaw may be deemed to beneficially own 370,000,000 shares of New Clearwire Class B Common Stock beneficially owned by Sprint, 3,333,333 shares of New Clearwire Class A Common Stock beneficially owned by Intel Capital (Cayman) Corporation, 33,333,333 shares of New Clearwire Class A Common Stock beneficially owned by Intel Capital Corporation, a subsidiary of Intel, 50,000,000 shares of New Clearwire Class B Common Stock beneficially owned by Intel, 93,333 shares of New Clearwire Class A Common Stock issuable on exercise of warrants issued to Middlefield Ventures, Inc., a wholly-owned subsidiary of Intel, 52,500,000 shares of New Clearwire Class B Common Stock beneficially owned by Comcast, 25,000,000 shares of New Clearwire Class A Common stock beneficially owned by Google, 27,500,000 shares of Class B Common Stock beneficially owned by Time Warner Cable and 5,000,000 shares of Clearwire Class B Common Stock beneficially owned by Bright House Networks. As more fully described in the section titled “Certain Agreements Related to the Transactions — Equityholders’ Agreement,” beginning on page 114 of this proxy statement/prospectus, Sprint, Intel, Comcast, Eagle River, Google, Time Warner Cable and Bright House Networks have agreed to execute the Equityholders’ Agreement in connection with the completion of the Transactions which includes a voting agreement under which such stockholders and their respective affiliates share the ability to elect a majority of New Clearwire directors. The stockholder disclaims beneficial ownership of the shares of capital stock held by such other stockholders.

(11)	Mr. Hesse is the Chief Executive Officer, President and Director of Sprint. Includes 370,000,000 shares of New Clearwire Class B Common Stock issued to Sprint. Mr. Hesse disclaims beneficial ownership of the shares of common stock held by Sprint, except to the extent of his pecuniary interest therein. By virtue of the Equityholders’ Agreement to be entered into at the Closing, Mr. Hesse may be deemed to beneficially own 3,333,333 shares of New Clearwire Class A Common Stock beneficially owned by Intel Capital (Cayman) Corporation, 33,333,333 shares of New Clearwire Class A Common Stock beneficially owned by Intel Capital Corporation, a subsidiary of Intel, 50,000,000 shares of New Clearwire Class B Common Stock beneficially owned by Intel, 93,333 shares of New Clearwire Class A Common Stock issuable on exercise of warrants issued to Middlefield Ventures, Inc., a wholly-owned subsidiary of Intel, 52,500,000 shares of New Clearwire Class B Common Stock beneficially owned by Comcast, 36,911,291 shares of New Clearwire Class A Common Stock beneficially owned by Eagle River, 375,000 shares of New Clearwire Class A Common Stock issuable on exercise of warrants issued to Eagle River, 613,333 shares of New Clearwire Class A Common Stock issuable on exercise of warrants issued to Eagle River, 25,000,000 shares of New Clearwire Class A Common stock beneficially owned by Google, 27,500,000 shares of Class B Common Stock beneficially owned by Time Warner Cable and 5,000,000 shares of Clearwire Class B Common Stock beneficially owned by Bright House Networks. As more fully described in the section titled “Certain Agreements Related to the Transactions — Equityholders’ Agreement,” beginning on page 114 of this proxy statement/prospectus, Sprint, Intel, Comcast, Eagle River, Google, Time Warner Cable and Bright House Networks have agreed to execute the Equityholders’ Agreement in connection with the completion of the Transactions which includes a voting agreement under which such stockholders and their respective affiliates share the ability to elect a majority of New Clearwire directors. The stockholder disclaims beneficial ownership of the shares of capital stock held by such other stockholders. The address of such stockholder is 6200 Sprint Parkway, Overland Park, Kansas 66251.

(12)	Includes options to purchase 3,291,665 shares of New Clearwire Class A Common Stock, 83,333 shares of New Clearwire Class A Common Stock granted in the form of restricted stock on April 17, 2006 held directly, 310,000 shares of New Clearwire Class A Common Stock to be issued on vesting of RSUs and held directly, 17,232,005 shares of New Clearwire Class A Common Stock held by Eagle River, 988,333 shares of New Clearwire Class A Common Stock issuable on exercise of warrants issued to Eagle River and 18,690,953 shares of New Clearwire Class B Common Stock held by Eagle River. Mr. Wolff is the President of Eagle River and ERI, the manager of Eagle River. By virtue of the Equityholders’ Agreement to be entered into at the Closing, Mr. Wolff may be deemed to beneficially own 370,000,000 shares of New Clearwire Class B Common Stock beneficially owned by Sprint, 3,333,333 shares of New Clearwire Class A Common Stock beneficially owned by Intel Capital (Cayman) Corporation, 33,333,333 shares of New Clearwire Class A Common Stock beneficially owned by Intel Capital Corporation, a subsidiary of Intel, 50,000,000 shares of New Clearwire Class B Common Stock beneficially owned by Intel, 93,333 shares of New Clearwire Class A Common Stock issuable on exercise of warrants issued to Middlefield Ventures, Inc., a wholly-owned subsidiary of Intel, 52,500,000 shares of New Clearwire Class B Common Stock beneficially owned by Comcast, 25,000,000 shares of New Clearwire Class A Common stock beneficially owned by Google, 27,500,000 shares of Class B Common Stock beneficially owned by Time Warner Cable and 5,000,000 shares of Clearwire Class B Common Stock beneficially owned by Bright House Networks. As more fully described in the section titled “Certain Agreements Related to the Transactions — Equityholders’ Agreement,” beginning on page 114 of this proxy statement/prospectus, Sprint, Intel, Comcast, Eagle River, Google, Time Warner Cable and Bright House Networks have agreed to execute the Equityholders’ Agreement in connection with the completion of the Transactions which includes a voting agreement under which such stockholders and their respective affiliates share the ability to elect a majority of New Clearwire directors. The stockholder disclaims beneficial ownership of the shares of capital stock held by such other stockholders.

DEADLINE AND PROCEDURES FOR SUBMITTING PROPOSALS FOR
THE 2009 ANNUAL MEETING OF NEW CLEARWIRE

Stockholder proposals to be considered for inclusion in the proxy statement and form of proxy for the 2009 annual meeting must be received no later than December 28, 2008. In addition, the New Clearwire Bylaws provide for the timing and content of notice that stockholders must provide to New Clearwire’s secretary at 4400 Carillon Point, Kirkland, Washington 98033, for business to be properly brought before the annual meeting by a stockholder. Pursuant to these provisions, notice must be received by New Clearwire not less than 60 days nor more than 90 days before the anniversary of the preceding year’s annual meeting; provided, however, that if the date of the meeting has been changed by more than 30 days from such anniversary date, notice by the stockholder to be timely must be received no later than the close of business on the earlier of the 7th day following the date on which the notice of the meeting was mailed or a public announcement of the meeting was made.

HOUSEHOLDING

Under a SEC rule concerning the delivery of annual disclosure documents, called “householding,” certain brokers, banks and other intermediaries may arrange for a single set of our notices of special meeting, proxy statement/prospectus and proxy card to be delivered to multiple stockholders sharing an address unless those brokers, banks and other intermediaries have received contrary instructions from one or more of the stockholders. Also, you may have requested Clearwire to deliver a single set of these materials to multiple stockholders sharing an address. The rule applies to annual reports, proxy statements or information statements. Each stockholder will continue to receive a separate proxy card or voting instruction card in this case.

Clearwire will deliver promptly on written or oral request a separate copy of this proxy statement/prospectus or our annual disclosure documents to a stockholder at a shared address to which a single copy of this proxy statement/prospectus and other disclosure documents were sent. If you would like to receive your own set of these documents, or would like to receive your own set of Clearwire’s annual disclosure documents in future years, contact us in writing at Clearwire Corporation, 4400 Carillon Point, Kirkland, Washington 98033, Attention: Investor Relations, or by calling (800) 937-5449. Two or more stockholders sharing an address can request delivery of a single copy of annual disclosure documents if they are receiving multiple copies by contacting Clearwire in the same manner.

If a broker or other nominee holds your Clearwire shares, please contact our transfer agent, American Stock Transfer and Trust Company, and inform them of your request by calling them at (800) 937-5449. You will need the name of your brokerage firm and your account number.

EXPERTS

The consolidated financial statements of Clearwire Corporation as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the adoption of SFAS No. 123(R), “Share-Based Payment”) appearing elsewhere in this proxy statement/prospectus and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

The financial statements of the WiMAX Operations of Sprint Nextel Corporation (a development stage enterprise) as of and for the year ended December 31, 2007, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the financial statements contains an emphasis of matter paragraph that states that the WiMAX Operations of Sprint Nextel Corporation is dependent on Sprint Nextel Corporation to fund the acquisition and development of its network assets and that Sprint Nextel Corporation has committed to provide the WiMAX Operations of Sprint Nextel Corporation with the required financial support through the earlier of the closing of the transaction with Clearwire Corporation or August 31, 2009.

LEGAL MATTERS

Certain legal matters in connection with the validity of the New Clearwire Common Stock to be issued in the Merger will be passed on for us by Kirkland & Ellis LLP, New York, New York. Davis Wright Tremaine LLP has provided to Clearwire a legal opinion regarding the material United States federal income tax consequences of the Conversion and the Merger.

Benjamin G. Wolff, our Chief Executive Officer, was a lawyer at Davis Wright Tremaine LLP from August 1994 until April 2004. Mr. Wolff’s spouse is a partner with Davis Wright Tremaine LLP. Davis Wright Tremaine LLP has rendered substantial legal services to us since our formation. Davis Wright Tremaine LLP continues to provide legal services to us, including services in connection with the Transactions.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

New Clearwire has filed with the SEC a registration statement on Form S-4 under the Securities Act to register with the SEC the shares of New Clearwire Class A Common Stock to be issued in the Merger. This proxy statement/prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with it. For further information about New Clearwire and the New Clearwire Common Stock to be issued in the Merger, reference is made to the registration statement and the exhibits and schedules filed with it. Statements contained in this proxy statement/prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

Clearwire and Sprint file, and New Clearwire will file, annual, quarterly and current reports, proxy and registration statements and other information with the SEC. You may read and copy any reports, statements, or other information that Clearwire, Sprint or New Clearwire file, including the registration statement, of which this proxy statement/prospectus forms a part, and the exhibits and schedules filed with it, without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC on the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

CLEARWIRE HAS NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE TRANSACTIONS THAT IS DIFFERENT FROM, OR IN ADDITION TO, THAT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS OR IN ANY OF THE MATERIALS THAT ARE INCORPORATED INTO THIS PROXY STATEMENT/PROSPECTUS. THEREFORE, IF ANYONE DOES GIVE YOU INFORMATION OF THIS SORT, YOU SHOULD NOT RELY ON IT. IF YOU ARE IN A JURISDICTION WHERE OFFERS TO EXCHANGE OR SELL, OR SOLICITATIONS OF OFFERS TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS ARE UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE OFFER PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS DOES NOT EXTEND TO YOU.

YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROXY STATEMENT/PROSPECTUS AND NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS NOR THE ISSUANCE OF NEW CLEARWIRE COMMON STOCK PURSUANT TO THE TRANSACTIONS SHALL CREATE AN IMPLICATION TO THE CONTRARY.

ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS WITH RESPECT TO SPRINT AND ITS SUBSIDIARIES AND ASSETS HAS BEEN PROVIDED BY SPRINT. ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS WITH RESPECT TO ANY INVESTOR AND ITS SUBSIDIARIES AND ASSETS HAS BEEN PROVIDED BY SUCH INVESTOR. CLEARWIRE DOES NOT WARRANT THE ACCURACY OF THE INFORMATION PROVIDED BY SPRINT OR ANY INVESTOR.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Clearwire Corporation
Kirkland, Washington

We have audited the accompanying consolidated balance sheets of Clearwire Corporation and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Clearwire Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation upon adoption of Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment.

/s/  Deloitte & Touche LLP

Seattle, Washington
March 11, 2008

CLEARWIRE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2007	2006
	(In thousands, except share and per share data)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$876,752	$438,030
Short-term investments	67,012	663,644
Restricted cash	1,077	10,727
Restricted investments	—	69,401
Accounts receivable, net of allowance of $787 and $753	3,677	2,774
Notes receivable short-term, related party	2,134	4,409
Inventory	2,312	1,398
Prepaids and other assets	36,748	19,219

Total current assets	989,712	1,209,602
Property, plant and equipment, net	572,329	302,798
Restricted cash	11,603	117
Restricted investments	—	16,269
Long-term investments	88,632	—
Notes receivable long-term, related party	4,700	—
Prepaid spectrum license fees	457,741	241,151
Spectrum licenses and other intangible assets, net	480,003	222,980
Goodwill	35,666	30,908
Investments in equity investees	14,602	14,983
Other assets	30,981	29,565

TOTAL ASSETS	$2,685,969	$2,068,373

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses (includes related party balances of $4,521 and $6,799)	$102,447	$108,216
Deferred rent	24,805	6,986
Deferred revenue	10,010	5,599
Due to affiliate	2	532
Current portion of long-term debt	22,500	1,250

Total current liabilities	159,764	122,583
Long-term debt, net of discount of $0 and $110,007	1,234,375	644,438
Other long-term liabilities	114,492	42,385

Total liabilities	1,508,631	809,406
MINORITY INTEREST	13,506	1,358
COMMITMENTS AND CONTINGENCIES (NOTE 11)
STOCKHOLDERS’ EQUITY
Preferred stock, par value $0.0001, 5,000,000 shares authorized; no shares issued or outstanding
Common stock, par value $0.0001, and additional paid-in capital, 350,000,000 shares authorized; Class A, 135,567,269 and 109,325,236 shares issued and outstanding	2,098,155	1,474,759
Class B, 28,596,685 shares issued and outstanding	234,376	234,376
Common stock and warrants payable	—	166
Deferred compensation	—	(116)
Accumulated other comprehensive income	17,333	6,990
Accumulated deficit	(1,186,032)	(458,566)

Total stockholders’ equity	1,163,832	1,257,609

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,685,969	$2,068,373

See notes to consolidated financial statements

CLEARWIRE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2007	2006	2005
	(In thousands, except per share data)

REVENUES
Service	$151,440	$67,598	$8,451
Equipment and other (includes related party sales of $0, $15,546 and $9,728)	—	32,583	25,003

Total revenues	151,440	100,181	33,454
OPERATING EXPENSES:
Cost of goods and services (exclusive of a portion of depreciation and amortization shown below):
Cost of service (includes related party costs of $2,877, $606 and $0)	107,281	50,438	13,086
Cost of equipment (includes related party costs of $0, $8,914 and $1,853)	—	19,674	10,483
Selling, general and administrative expense	360,666	214,669	106,211
Research and development	1,397	8,890	9,639
Depreciation and amortization	84,694	40,902	11,913
Spectrum lease expense	96,417	23,516	9,356
Gain on sale of NextNet	—	(19,793)	—

Total operating expenses	650,455	338,296	160,688

OPERATING LOSS	(499,015)	(238,115)	(127,234)
OTHER INCOME (EXPENSE):
Interest income	65,736	30,429	6,605
Interest expense	(96,279)	(72,280)	(14,623)
Foreign currency gains, net	363	235	20
Loss on extinguishment of debt	(159,193)	—	—
Other-than-temporary impairment loss and realized loss on investments	(35,020)	—	—
Other income, net	1,801	2,150	300

Total other expense, net	(222,592)	(39,466)	(7,698)

LOSS BEFORE INCOME TAXES, MINORITY INTEREST AND LOSSES FROM EQUITY INVESTEES	(721,607)	(277,581)	(134,932)
Income tax provision	(5,427)	(2,981)	(1,459)

LOSS BEFORE MINORITY INTEREST AND LOSSES FROM EQUITY INVESTEES	(727,034)	(280,562)	(136,391)
Minority interest in net loss of consolidated subsidiaries	4,244	1,503	387
Losses from equity investees	(4,676)	(5,144)	(3,946)

NET LOSS	$(727,466)	$(284,203)	$(139,950)

Net loss per common share, basic and diluted	$(4.58)	$(2.93)	$(1.97)

Weighted average common shares outstanding, basic and diluted	158,737	97,085	71,075

See notes to consolidated financial statements

CLEARWIRE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Class A
	Common		Class B
	Stock,		Common		Common		Accumulated
	Warrants and		Stock and		Stock		Other			Total
	Additional		Additional		and		Comprehensive		Total	Comprehensive
	Paid in Capital		Paid in Capital		Warrants	Deferred	Income	Accumulated	Stockholder’s	Income
	Shares	Amounts	Shares	Amounts	Payable	Compensation	(Loss)	Deficit	Equity	(Loss)
	(In thousands)

Balances at January 1, 2005	43,053	$218,411	18,691	$56,073	$3,354	$(2,320)	$265	$(34,413)	$241,370	$(32,777)

Net loss	—	—	—	—	—	—	—	(139,950)	(139,950)	(139,950)
Foreign currency translation adjustment	—	—	—	—	—	—	(636)	—	(636)	(636)
Unrealized loss on short-term investments	—	—	—	—	—	—	(111)	—	(111)	(111)
Common stock issued, net of costs	13,133	157,600	—	—	78	—	—	—	157,678
Warrants issued	—	59,563	—	—	2,541	—	—	—	62,104
Common stock and warrants payable	—	—	—	—	(4,305)	—	—	—	(4,305)
Deferred stock-based compensation	—	881	—	—	—	(881)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	2,542	—	—	2,542

Balances at December 31, 2005	56,186	436,455	18,691	56,073	1,668	(659)	(482)	(174,363)	318,692	(140,697)

Net loss	—	—	—	—	—	—	—	(284,203)	(284,203)	(284,203)
Foreign currency translation adjustment	—	—	—	—	—	—	7,522	—	7,522	7,522
Unrealized loss on short-term investments	—	—	—	—	—	—	(50)	—	(50)	(50)
Common stock issued, net of costs	53,056	946,766	9,906	178,303	—	—	—	—	1,125,069
Warrants issued	—	77,261	—	—	(1,851)	—	—	—	75,410
Common stock and warrants payable	—	—	—	—	349	—	—	—	349
Deferred stock-based compensation	—	—	—	—	—	543	—	—	543
Stock-based compensation	83	14,277	—	—	—	—	—	—	14,277

Balances at December 31, 2006	109,325	1,474,759	28,597	234,376	166	(116)	6,990	(458,566)	1,257,609	(276,731)

Net loss	—	—	—	—	—	—	—	(727,466)	(727,466)	(727,466)
Foreign currency translation adjustment	—	—	—	—	—	—	17,561	—	17,561	17,561
Unrealized loss on investments	—	—	—	—	—	—	(42,238)	—	(42,238)	(42,238)
Reclassification adjustment for other-than- temporary impairment loss and realized loss on investments	—	—	—	—	—	—	35,020	—	35,020	35,020
Common stock issued from IPO, net	24,000	556,005	—	—	—	—	—	—	556,005
Common stock issued for spectrum	233	4,200	—	—	—	—	—	—	4,200
Warrants issued	—	17,194	—	—	(166)	—	—	—	17,028
Options and warrants exercised	1,937	4,849	—	—	—	—	—	—	4,849
Cashless option exercises and other stock transactions	39	(618)	—	—	—	—	—	—	(618)
Deferred stock-based compensation	—	—	—	—	—	116	—	—	116
Restricted stock compensation	33	286	—	—	—	—	—	—	286
Share-based compensation	—	41,480	—	—	—	—	—	—	41,480

Balances at December 31, 2007	135,567	$2,098,155	28,597	$234,376	$—	$—	$17,333	$(1,186,032)	$1,163,832	$(717,123)

See notes to consolidated financial statements.

CLEARWIRE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2007	2006	2005
	(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(727,466)	$(284,203)	$(139,950)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for uncollectible accounts	4,915	885	368
Depreciation and amortization	84,694	40,902	11,913
Amortization of prepaid license fees	37,884	6,273	2,914
Amortization of deferred financing costs and accretion of debt discount	20,707	19,754	5,279
Deferred income taxes	5,412	2,960	1,459
Share-based compensation	42,771	14,246	2,542
Minority interest	(4,244)	(1,503)	(387)
Losses from equity investees, net	4,676	5,144	3,946
Loss on extinguishment of debt	159,193	—	—
Other-than-temporary impairment loss and realized loss on investments	35,020	—	—
Loss (gain) on other asset disposals	850	(1,915)	841
Gain on sale of equity investment	(2,213)	—	—
Gain on sale of business, net of cash	—	(19,793)	—
Changes in assets and liabilities, net of effects from acquisitions:
Prepaid spectrum license fees	(235,479)	(64,638)	(25,040)
Inventory	(914)	(1,913)	6,005
Accounts receivable	(5,387)	(686)	(4,306)
Prepaids and other assets	(17,841)	(10,687)	(4,445)
Accounts payable	11,198	389	14,027
Accrued expenses and other liabilities	64,619	61,447	35,309
Due to affiliate	(530)	184	(7,130)

Net cash used in operating activities	(522,135)	(233,154)	(96,655)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(361,861)	(191,747)	(132,724)
Payments for acquisitions of spectrum licenses and other	(222,920)	(67,665)	(24,279)
Purchases of available-for-sale investments	(1,294,484)	(1,143,079)	(368,160)
Sales or maturities of available-for-sale investments	1,760,246	575,845	350,429
Investments in equity investees	(5,293)	(2,161)	(13,737)
Issuance of notes receivable, related party	(2,000)	(4,105)	—
Restricted cash	(1,836)	(1,830)	(3,704)
Restricted investments	85,670	(30,324)	(55,346)
Business acquisitions, net of cash acquired	(7,066)	(49,576)	(27,779)
Proceeds from sale of business, net of cash	—	47,085	—
Proceeds from sale of equity investment and other assets	3,250	—	—

Net cash used in investing activities	(46,294)	(867,557)	(275,300)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock for IPO and other, net	556,005	1,030,683	139,609
Proceeds from issuance of common stock for option and warrant exercises	4,849	—	—
Proceeds from issuance of debt	1,250,000	495,350	260,346
Financing fees	(69,462)	(21,820)	(10,774)
Principal payments on long-term debt	(748,821)	—	—
Contributions from minority interests	15,000	—	—

Net cash provided by financing activities	1,007,571	1,504,213	389,181

Effect of foreign currency exchange rates on cash and cash equivalents	(420)	5,340	(636)

Net increase in cash and cash equivalents	438,722	408,842	16,590
CASH AND CASH EQUIVALENTS:
Beginning of period	438,030	29,188	12,598

End of period	$876,752	$438,030	$29,188

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Common stock and warrants issued for spectrum licenses	$21,379	$63,891	$22,137
Common stock and warrants issued for business acquisitions	15	32,013	428
Cash paid for taxes	15	21	—
Cash paid for interest	119,793	53,541	—
Notes receivable exchanged for spectrum licenses	—	—	10,000
Fixed asset purchases in accounts payable	17,449	3,327	11,044
Non-cash dividends to related party	1,465	2,384	34

See notes to consolidated financial statements.

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business

The Business

The consolidated financial statements include the accounts of Clearwire Corporation, a Delaware corporation, and its wholly-owned and majority-owned or controlled subsidiaries (collectively, the “Company” or “Clearwire”). Clearwire was formed on October 27, 2003 and is an international provider of wireless broadband services. Clearwire delivers high-speed wireless broadband services to individuals, small businesses, public safety organizations, and others in a growing number of markets through its advanced network. As of December 31, 2007, the Company offered its services in 46 markets throughout the United States and four markets internationally. Prior to August 29, 2006, Clearwire, through its wholly-owned subsidiary, NextNet Wireless, Inc. (“NextNet”), developed, manufactured, and sold equipment that enabled the deployment of broadband wireless networks. NextNet is currently the sole supplier of base station and customer premise equipment that Clearwire uses to provide its services. On August 29, 2006, Clearwire sold NextNet to Motorola, Inc. (“Motorola”). As part of the agreement with Motorola, the Company agreed to use Motorola as an exclusive supplier of certain infrastructure and subscriber equipment for a specified period of time, subject to Motorola continuing to satisfy certain requirements and other conditions. See Note 3, Significant Transactions, for additional information.

On January 19, 2007, the Company’s Board of Directors approved a reverse stock split, which was approved by the Company’s stockholders on February 16, 2007. The reverse stock split became effective March 1, 2007. Upon the effectiveness of the reverse stock split, each three shares of Class A common stock were combined into one share of Class A common stock and each three shares of Class B common stock were combined into one share of Class B common stock. All share and per share amounts in the consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock split.

Business Segments

The Company complies with the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS No. 131”), which establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about its products, services, geographic areas and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance. Operating segments can be aggregated for segment reporting purposes so long as certain aggregation criteria are met. The Company defines the chief operating decision makers as our Chief Executive Officer, Chief Operating Officer and the Chief Financial Officer. As its business continues to mature, the Company assesses how it views and operates the business. As a result, in the fourth quarter of 2007 the Company changed how its chief operating decision makers assess the business and the Company is now organized into two reportable business segments: the United States and the International business. See Note 16, Business Segments, for additional discussion.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Principles of Consolidation — The consolidated financial statements include all of the assets, liabilities and results of operations of the Company’s wholly-owned and majority-owned or controlled subsidiaries.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Investments in entities that the Company does not control, but for which it has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. All intercompany transactions are eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty involved in making those estimates, actual results could materially differ.

Significant estimates inherent in the preparation of the accompanying financial statements include the application of purchase accounting including the valuation of acquired assets and liabilities, valuation of investments, the valuation of the Company’s common stock, the amortization period of prepaid spectrum license fees, allowance for doubtful accounts, depreciation and equity granted to third parties and employees.

Cash and Cash Equivalents — Cash and cash equivalents consist of time deposits and highly liquid short-term investments with original maturities of three months or less. Cash and cash equivalents exclude cash that is contractually restricted for operational purposes. The Company maintains cash and cash equivalent balances with financial institutions that exceed federally insured limits. The Company has not experienced any losses related to these balances, and management believes its credit risk related to these balances to be minimal.

Restricted Cash — Restricted cash is classified as a current or noncurrent asset based on its designated purpose. As of December 31, 2007, the Company had restricted cash of $12.7 million. The majority of this restricted cash related primarily to the Company’s outstanding letters of credit.

Investments — SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and Staff Accounting Bulletin (“SAB”) No. 59, Accounting for Non-current Marketable Equity Securities, provide guidance on determining when an investment is other-than-temporarily impaired. The Company classifies marketable debt and equity securities that are available for current operations as short-term available-for-sale investments, and these securities are stated at fair value. Unrealized gains and losses are recorded as a separate component of accumulated other comprehensive income (loss). Losses are recognized when a decline in fair value is determined to be other-than-temporary. Realized gains and losses are determined on the basis of the specific identification method. The Company reviews its short-term and long-term investments on an ongoing basis for indicators of other-than-temporary impairment, and this determination requires significant judgment.

The Company has an investment portfolio comprised of marketable debt and equity securities including commercial paper, corporate bonds, municipal bonds, auction rate securities and other securities. The value of these securities is subject to market volatility during the period the investments are held and until their sale or maturity. The Company recognizes realized losses when declines in the fair value of our investments below their cost basis are judged to be other-than-temporary. In determining whether a decline in fair value is other-than-temporary, the Company considers various factors including market price (when available), investment ratings, the financial condition and near-term prospects of the issuer, the length of time and the extent to which the fair value has been less than the cost basis, and the Company’s intent and ability to hold the investment until maturity or for a period of time sufficient to allow for any anticipated recovery in market value. The Company makes significant judgments in considering these factors. If it is judged that a decline in fair value is other-than-temporary, the investment is valued at the current estimated fair value and a realized loss equal to the decline is reflected in the consolidated statement of operations.

In determining fair value, the Company uses quoted prices in active markets where such prices are available, or models to estimate the fair value using various methods including the market, income and cost approaches. For investments where models are used to estimate fair value in the absence of quoted market prices, the Company often utilizes certain assumptions that market participants would use in pricing the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

investment, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs are readily observable, market corroborated, or unobservable Company inputs.

The Company estimates the fair value of securities without quoted market prices using internally generated pricing models that require various inputs and assumptions. The Company believes that its pricing models, inputs and assumptions are what market participants would use in pricing the securities. The Company maximizes the use of observable inputs to the pricing models where quoted market prices from securities and derivatives exchanges are available and reliable. The Company typically receives external valuation information for U.S. Treasuries, other U.S. Government and Agency securities, as well as certain corporate debt securities, money market funds and certificates of deposit. The Company also uses certain unobservable inputs that cannot be validated by reference to a readily observable market or exchange data and relies, to a certain extent, on management’s own assumptions about the assumptions that market participants would use in pricing the security. The Company’s internally generated pricing models may include its own data and require the Company to use its judgment in interpreting relevant market data, matters of uncertainty and matters that are inherently subjective in nature. The Company uses many factors that are necessary to estimate market values, including, interest rates, market risks, market spreads, and timing of cash flows, market liquidity, and review of underlying collateral and principal, interest and dividend payments. The use of different judgments and assumptions could result in different presentations of pricing and security prices could change significantly based on market conditions.

Restricted Investments — Restricted investments consist of U.S. government securities. At December 31, 2006, restricted investments represented securities held as collateral for the interest payments through November 15, 2007 related to the Company’s long-term debt. These securities are classified as held-to-maturity and are stated at amortized cost. Gross unrealized losses on these investments were $244,000 at December 31, 2006. There were no gross unrealized gains as of December 31, 2006. As a result of repayment of long-term debt, there is no remaining collateral requirement and no balance in restricted investments at December 31, 2007.

Fair Value of Financial Instruments — The Company has determined the estimated fair value of financial instruments using available market information and management judgment. Accordingly, these estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. The carrying amounts of cash and cash equivalents, accounts and notes receivable, accounts payable, accrued expenses and due to affiliates are reasonable estimates of their fair values based on the liquidity of these financial instruments and their short-term nature. The Company does not hold or issue any financial instruments for trading purposes. See Note 10, Long-Term Debt, for the fair value of long-term debt.

Accounts Receivable — Accounts receivable are stated at amounts due from customers net of an allowance for doubtful accounts. The Company specifically provides allowances for customers with known disputes or collectibility issues. The remaining reserve recorded in the allowance for doubtful accounts is the Company’s best estimate of the amount of probable losses in the remaining accounts receivable based upon an evaluation of the age of receivables and historical experience. The allowance for doubtful accounts was approximately $787,000 and $753,000 as of December 31, 2007 and 2006, respectively.

Inventory — Inventory primarily consists of finished goods and is stated at the lower of cost or net realizable value. Cost is determined under the first-in, first-out inventory method. The Company records inventory write-downs for obsolete and slow-moving items based on inventory turnover trends and historical experience.

Property, Plant and Equipment — Property, plant and equipment and improvements that extend the useful life of an asset are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The Company capitalizes costs of additions and improvements, including direct costs of constructing property, plant and equipment and interest costs related to

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

construction. The estimated useful life of property, plant and equipment are determined based on historical usage of that or similar equipment, with consideration given to technological changes and industry trends that could impact the network architecture and asset utilization. Leasehold improvements are recorded at cost and amortized over the lesser of their estimated useful lives or the related lease term. Maintenance and repairs are expensed as incurred.

Internally Developed Software — Clearwire capitalizes costs related to computer software developed or obtained for internal use in accordance with Statement of Position (“SOP”) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Software obtained for internal use has generally been enterprise-level business and finance software customized to meet specific operational needs. Costs incurred in the application development phase are capitalized and amortized over the useful life of the software, which is generally three years. Costs recognized in the preliminary project phase and the post-implementation phase are expensed as incurred.

Intangible Assets — Intangible assets consist primarily of Federal Communications Commission (“FCC”) spectrum licenses and other intangible assets related to Clearwire’s acquisition of NextNet in March 2004, which was subsequently disposed in August 2006, and Banda Ancha S.A. (“BASA”) in December 2005 and February 2006. As further described in Note 7, Spectrum Licenses, Goodwill and Other Intangible Assets, the Company accounts for its spectrum licenses and other intangible assets in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142). In accordance with SFAS No. 142, intangible assets with indefinite useful lives are not amortized but must be assessed for impairment annually or more frequently if an event indicates that the asset might be impaired. The Company performed its annual impairment test of indefinite lived intangible assets on October 1, 2007 and concluded that there was no impairment of these intangible assets.

Goodwill — Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired from Clearwire’s acquisitions. In accordance with SFAS No. 142, the Company completes a two-step process to determine the amount of goodwill impairment. The first step involves comparison of the fair value of the reporting unit to its carrying value to determine if any impairment exists. If the fair value of the reporting unit is less than the carrying value, goodwill is considered to be impaired and the second step is performed. The second step involves comparison of the implied fair value of goodwill to its carrying value. The implied fair value of goodwill is determined by allocating fair value to the various assets and liabilities within the reporting unit in the same manner goodwill is recognized in a business combination. In calculating an impairment charge, the fair value of the impaired reporting units are estimated using a discounted cash flow valuation methodology or by reference to recent comparable transactions. In making this assessment, the Company relies on a number of factors, including operating results, business plans, economic projections, and anticipated future cash flows. There are inherent uncertainties related to these factors and judgment in applying these factors to the goodwill impairment test. The Company performed its annual impairment tests of goodwill as of October 1, 2007, and concluded that there was no impairment of goodwill.

Long-Lived Assets — Long-lived assets to be held and used, including property, plant and equipment and intangible assets with definite useful lives, are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value and carrying value of the assets. Impairment analyses, when performed, are based on the Company’s business and technology strategy, management’s views of growth rates for its business, anticipated future economic and regulatory conditions and expected technological availability. For purposes of recognition and measurement, the Company groups its long-lived assets at the lowest level for which there are identifiable cash flows which are largely independent of other assets and liabilities.

Deferred Financing Costs — Deferred financing costs consists primarily of investment banking fees, legal, accounting and printing costs associated with the issuance of the Company’s long-term debt. Deferred

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financing fees are amortized over the life of the corresponding debt facility. In relation to the issuances of the long-term debt discussed in Note 10, Long-Term Debt, the Company incurred $30.2 million of deferred financing costs in 2007 for its $1.25 billion senior term loan facility entered into during 2007 and an additional $39.3 million related to the repayment of its $125.0 million term loan and the retirement of its $620.7 million senior secured notes due 2010, compared to $21.8 million in 2006. For the years ended December 31, 2007 and 2006, $6.7 million and $3.9 million, respectively, of total deferred financing costs were amortized using the effective interest method and included in interest expense, net.

Interest Capitalization — The Company follows the provisions of SFAS No. 34, Capitalization of Interest Cost (“SFAS No. 34”), with respect to its FCC licenses and the related construction of its network infrastructure assets. Capitalization commences with pre-construction period administrative and technical activities, which includes obtaining leases, zoning approvals and building permits, and ceases when the construction is substantially complete and available for use (generally when a market is launched). Interest is capitalized on property, plant and equipment, improvements under construction, and FCC spectrum licenses accounted for as intangible assets with indefinite useful lives. Interest capitalization is based on rates applicable to borrowings outstanding during the period and the weighted average balance of qualified assets under construction during the period. Capitalized interest is reported as a cost of the network assets and amortized over the useful life of those assets.

Comprehensive Loss — Comprehensive loss consists of two components, net loss and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under generally accepted accounting principles are recorded as an element of stockholders’ equity but are excluded from net loss. The Company’s other comprehensive income (loss) is comprised of foreign currency translation adjustments from its subsidiaries not using the U.S. dollar as their functional currency and unrealized gains and losses on marketable securities categorized as available-for-sale.

Income Taxes — The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes, which requires that deferred income taxes be determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities using the tax rates expected to be in effect when the temporary differences reverse. Valuation allowances, if any, are recorded to reduce deferred tax assets to the amount considered more likely than not to be realized. We also apply FASB Interpretation Number 48 (“FIN 48”) which prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements.

Revenue Recognition — The Company primarily earns service revenue by providing access to its high-speed wireless network. Also included in service revenue are equipment rentals and optional services, including personal and business email and static Internet Protocol. Service revenue from customers are billed in advance and recognized ratably over the service period. Revenues associated with the shipment of customer premise equipment (“CPE”) and other equipment to customers are recognized when title and risk of loss are transferred to the customer. Shipping and handling costs billed to customers are recorded to service revenue.

The Company recognizes revenues in accordance with SAB 104, Revenue Recognition, and Emerging Issues Task Force (“EITF”) Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. Revenue arrangements with multiple deliverables are required to be divided into separate units of accounting based on the deliverables relative fair value if the deliverables in the arrangement meet certain criteria. Activation fees charged to the customer are deferred and recognized as service revenues on a straight-line basis over the average expected life of the customer relationship of 3.5 years.

Revenue is deferred for any undelivered elements and revenue is recognized when the product is delivered or over the period in which the service is performed. If the Company cannot objectively determine the fair

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value of any undelivered element included in the bundled product and software maintenance arrangements, revenue is deferred until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements.

Through August 2006, the Company earned equipment revenue primarily from sales of CPE and related infrastructure, system services and software maintenance contracts by the Company’s formerly wholly-owned subsidiary, NextNet (See Note 3, Significant Transactions). In arrangements that included multiple elements, including software, such as the sale of a NextNet base station with a software maintenance contract, the Company applied the accounting guidance in accordance with SOP No. 97-2, Software Revenue Recognition. Revenue was allocated to each element of the transaction based upon its fair value as determined by vendor specific objective evidence (“VSOE”). VSOE of fair value for all elements of an arrangement was based upon the normal pricing and discounting practices for those products and services when sold separately.

Software maintenance services included technical support and the right to receive unspecified upgrades and enhancements on a when-and-if available basis. Fees for software maintenance services were typically billed annually in advance of performance of the services with provisions for subsequent annual renewals. The related revenues were deferred and recognized ratably over the respective maintenance terms, which typically were one to two years.

Product Warranty — NextNet, a wholly-owned subsidiary until sold in August 2006, sold base station equipment and CPE to third parties. NextNet generally warranted new technology equipment sold to the purchaser to be free from defects in material and workmanship for two years for system infrastructure and one year for CPE. A warranty provision was made for estimated product repair at the time of the sale based upon the Company’s historical trends. In connection with the sale of NextNet to Motorola, the Company retained responsibility for a portion of the warranty costs on equipment sold during the period that NextNet was a wholly-owned subsidiary of the Company, and therefore, maintained a liability related to this obligation through August 2007. Information about warranty cost and warranty liability is as follows (in thousands):

Balance — January 1, 2006	$234
Provision	1,636
Costs incurred	(522)
Liability transferred upon sale of NextNet	(338)

Balance — December 31, 2006	1,010
Provision	—
Costs incurred	(408)
Write-off of remaining liability transferred upon sale of NextNet	(602)

Balance — December 31, 2007	$—

Advertising Costs — Advertising costs are expensed as incurred. Advertising expense was $49.2 million, $38.4 million and $13.8 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Research and Development — Research and development costs are expensed as incurred.

Net Loss per Share — The Company calculates net loss per share in accordance with SFAS No. 128, Earnings Per Share (“SFAS No. 128”). Under the provisions of SFAS No. 128, basic net loss per common share is computed by dividing income or loss available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing income or loss available to common stockholders by the weighted-average number of common and dilutive common stock equivalents outstanding during the period. Common stock equivalents typically consist of the common stock issuable upon the exercise of outstanding stock options, warrants and restricted stock

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

using the treasury stock method. The effects of potentially dilutive common stock equivalents are excluded from the calculation of diluted loss per share if their effect is antidilutive.

Accounting Change: Share-Based Compensation — On January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment (“SFAS No. 123(R)”), which requires the measurement and recognition of compensation expense for all share-based awards made to employees and directors based on estimated fair values.

As the Company was considered a nonpublic entity at the date of adoption and used the minimum value method for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), the Company is required to apply the prospective transition method and has estimated the fair value of options granted on or after January 1, 2006 using the Black-Scholes option pricing model. The Company has applied the provisions of SFAS No. 123(R) to employee stock options granted, modified, repurchased, cancelled or settled on or after January 1, 2006. The estimate of compensation expense requires complex and subjective assumptions, including the Company’s stock price volatility, employee exercise patterns (expected life of the options), future forfeitures, and related tax effects.

Prior to the adoption of SFAS No. 123(R), the Company accounted for share-based compensation expense in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and related Interpretations, as permitted by SFAS No. 123.

Total share-based compensation expense recorded during the year ended December 31, 2007 was $42.8 million compared to $14.2 million during December 31, 2006. Of these amounts, $42.7 million and $12.5 million for the years ended December 31, 2007 and 2006, respectively, related to option grants recorded under SFAS No. 123(R) and $113,000 and $1.7 million under APB No. 25 for grants before January 1, 2006 for which the requisite service was not fully satisfied as of January 1, 2006.

Operating Leases — The Company has operating leases for certain facilities, equipment and spectrum licenses for use in its operations. Certain of the Company’s spectrum licenses are leased from third-party holders of Educational Broadband Service (“EBS”) spectrum licenses granted by the FCC. EBS licenses authorize the provision of certain communications services on the EBS channels in certain markets throughout the United States. The Company accounts for these spectrum leases as executory contracts which are similar to operating leases. Leases that are pending FCC approval are not amortized until final approval is received and are included in prepaid spectrum license fees in the accompanying consolidated balance sheets. The Company accounts for its leases in accordance with SFAS No. 13, Accounting for Leases, and Financial Accounting Standards Board (“FASB”) Technical Bulletin 85-3, Accounting for Operating Leases with Scheduled Rent Increases (as amended). For leases containing scheduled rent escalation clauses the Company records minimum rental payments on a straight-line basis over the terms of the leases, including the renewal periods as appropriate. For leases containing tenant improvement allowances and rent incentives, the Company records deferred rent, which is a liability, and that deferred rent is amortized over the term of the lease, including the renewal periods as appropriate, as a reduction to rent expense.

Foreign Currency — The Company’s international subsidiaries generally use their local currency as their functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive (loss) income. Income and expense accounts are translated at the average monthly exchange rates. The effects of changes in exchange rates between the designated functional currency and the currency in which a transaction is denominated are recorded as foreign currency transaction gains (losses) and recorded in the consolidated statement of operations.

Concentration of Risk — The Company believes that the geographic diversity of its customer base and retail nature of its product minimizes the risk of incurring material losses due to concentrations of credit risk.

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NextNet, the Company’s previously wholly-owned subsidiary, purchased by Motorola on August 29, 2006, is currently the sole supplier of the base stations and CPE the Company uses to provide services to its customers. If NextNet is unable to continue to develop or provide the equipment on a timely cost-effective basis, the Company may not be able to adequately service existing customers or add new customers and offer competitive pricing.

Recent Accounting Pronouncements

SFAS No. 141(R) — In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS No. 141(R)”). In SFAS No. 141(R), the FASB retained the fundamental requirements of SFAS No. 141 to account for all business combinations using the acquisition method (formerly the purchase method) and for an acquiring entity to be identified in all business combinations. However, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires transaction costs to be expensed as incurred; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) is effective for annual periods beginning on or after December 15, 2008. Accordingly, any business combinations will be recorded and disclosed following existing GAAP until January 1, 2009. The Company expects that SFAS No. 141(R) will have an impact on its consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions consummated after the effective date.

SFAS No. 160 — In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS No. 160”). SFAS No. 160 amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, and requires all entities to report noncontrolling (minority) interests in subsidiaries within equity in the consolidated financial statements, but separate from the parent shareholders’ equity. SFAS No. 160 also requires any acquisitions or dispositions of noncontrolling interests that do not result in a change of control to be accounted for as equity transactions. Further, SFAS No. 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS No. 160 is effective for annual periods beginning on or after December 15, 2008. The Company is currently evaluating whether the adoption of SFAS No. 160 will have a material impact on its consolidated financial statements.

SFAS No. 159 — In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (“fair value option”) and to report in earnings unrealized gains and losses on those items for which the fair value option has been elected. SFAS No. 159 also requires entities to display the fair value of those assets and liabilities on the face of the balance sheet. SFAS No. 159 establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company does not believe the adoption of this pronouncement will have a material impact on its consolidated financial statements.

SFAS No. 157 — In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the effective date of SFAS No. 157 was delayed for one year by Final FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, for certain non-financial

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company is currently evaluating the impact of this pronouncement on its financial statements.

3.	Significant Transactions

Acquisitions

During the year ended December 31, 2007, the Company acquired 100% of the interests of RiverCity Software Solutions, LLC and RiverCity IntraISP, LLC from RiverCity Internet Group, for an aggregate purchase price of $7.6 million, net of cash acquired of $361,000, comprised of $7.4 million in cash, of which $500,000 is remaining to be paid, and $178,000 of transaction related costs. RiverCity Software Solutions, LLC and RiverCity IntraISP, LLC specialize in providing billing, online support services and customer relationship management software solutions to the communications and services industry.

For the year ended December 31, 2006, the Company purchased various companies through both asset and share purchase agreements. The total aggregate purchase price was approximately $81.6 million comprised of $49.1 million in cash, common stock valued at $32.0 million and $520,000 of transaction related costs. The assets purchased were primarily spectrum licenses and other minor assets and liabilities and included the assumption of spectrum and tower lease agreements.

Purchase transactions are subject to purchase price allocation adjustments due to contingency resolution and final determination of fair values for up to one year after close. Although the total amount ultimately settled and paid could change, the Company does not believe that any change would be material to its consolidated financial statements or results of operations. The Company accounts for its acquisitions using the purchase method in accordance with SFAS No. 141, Business Combinations. Pro-forma information is not included for acquisitions completed in 2007 and 2006 as they were not material to the consolidated financial statements of the Company.

The total aggregate consideration and purchase price allocation for all of the Company’s acquisitions, for the years ended December 31, 2007 and 2006, are as follows (in thousands):

	Year Ended
	December 31,
	2007	2006

Purchase Consideration
Cash paid, net of cash acquired	$6,888	$49,056
Common stock and warrants issued and payable	—	32,013
Purchase price payable	500	—
Transaction-related costs	178	520

	$7,566	$81,589

Purchase Price Allocation
Current and noncurrent assets	$323	$6,078
Prepaid spectrum license fees	—	19,288
Spectrum and intangible assets	8,300	47,395
Goodwill	1,158	20,723
Current and other long-term liabilities	(2,215)	(11,895)

Net assets acquired	$7,566	$81,589

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Dispositions

NextNet — On June 30, 2006 Clearwire and Motorola executed a Stock Purchase Agreement in which Motorola agreed to purchase 100% of the outstanding NextNet stock for a purchase price of $50.0 million in cash. The sale of NextNet resulted in a gain of $19.8 million, comprised of aggregate proceeds from the sale of $47.1 million less the book value of net assets sold of $26.1 million and transaction related costs of $1.2 million, which consists of legal fees and employee related termination costs. The transaction closed on August 29, 2006.

The carrying value of the assets and liabilities sold during 2006 are as follows (in thousands):

Inventory	$8,895
Property, plant and equipment	4,620
Other current and long-term assets	8,387
Intangible assets	5,211
Goodwill	9,352

Total assets	36,465

Current liabilities	9,888
Other long-term liabilities	490

Total liabilities	10,378

Net assets disposed	$26,087

In connection with the sale of NextNet, Clearwire and Motorola also entered into agreements for the purchase of certain infrastructure and supply inventory from NextNet (“Supply Agreement”). These agreements cover a number of topics, including, but not limited to, certain technology development projects and future Clearwire purchase commitments and a maximum Motorola pricing schedule for network equipment from NextNet. The aggregate price paid by Clearwire in any calendar year will be no less favorable than the aggregate price paid by other customers contemporaneously buying similar or lesser aggregate purchases. Clearwire is committed to purchase no less than $150.0 million of equipment products from Motorola in the first two years after the effective date of the Supply Agreement. Clearwire is also committed to purchase no less than 25.0% of its Worldwide Interoperability for Microwave Access (“WiMAX”) subscriber handsets from Motorola as long as the capabilities and costs of the handsets (and the availability of such handsets) are equal for a given product in similar quantities or service offered by Motorola and another supplier or suppliers. These commitments are effective for an initial term of eight years and will be automatically renewed for consecutive one year terms unless either party notifies the other party in writing of its intent to terminate the agreements at least one hundred and twenty days prior to the expiration of the initial term or any renewal thereof. Clearwire has also committed to use Motorola as its 100.0% exclusive supplier for specified Wireless Broad Band Infrastructure products until the fifth anniversary date of the agreement. After the fifth anniversary date the commitment is reduced to 51.0% until the term ends on August 29, 2014. For the period from the effective date of the agreement of August 29, 2006, through December 31, 2007, total purchases from Motorola under these agreements were $98.4 million. The remaining commitment was $51.6 million at December 31, 2007.

Due to Clearwire’s continuing involvement in NextNet through the various agreements described above, the sale of NextNet was not classified as discontinued operations in the financial statements as it did not meet the discontinued operations criteria specified in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets and EITF Issue No. 03-13, Applying the Conditions in Paragraph 42 of SFAS No. 144 in Determining whether to report Discontinued Operations.

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financing

In an effort to simplify its capital structure, access incremental borrowing availability, and extend debt maturities, on July 3, 2007, the Company entered into a senior term loan facility providing for loans of up to $1.0 billion. The Company borrowed $379.3 million under the senior term loan facility on the date of closing and repaid obligations under its existing $125.0 million term loan and fees and costs attributable to the senior term loan facility. The remainder is being used for capital expenditures, working capital and general corporate purposes. On August 15, 2007, the Company borrowed the remaining amount of approximately $620.7 million under the senior term loan facility, and fully retired the senior secured notes, originally due 2010, for a price of 102.5% of the aggregate principal amount outstanding of approximately $620.7 million plus accrued and unpaid interest to the date of redemption and the remaining portion of the interest escrow. The $1.0 billion senior secured term loan facility provides for quarterly amortization payments aggregating an annual amount equal to 1.00% of the original principal amount of the term loans prior to the maturity date, with the remaining balance due on July 3, 2012. In general, borrowings under the senior term loan facility bear interest based, at the Company’s option, at either the Eurodollar rate or an alternate base rate, in each case plus a margin. The rate of interest for borrowings under the new senior term loan facility is the Eurodollar rate plus 6.00% or the alternate base rate plus 5.00%, with interest payable quarterly with respect to alternate base rate loans, and with respect to Eurodollar loans, interest is payable in arrears at the end of each applicable period, but at least every three months. The weighted average rate under this facility was 11.06% at December 31, 2007. See Note 10, Long-Term Debt, for additional discussion.

On November 2, 2007, the Company entered into an Incremental Facility Amendment (the “Amendment”) with Morgan Stanley Senior Funding, Inc, as administrative agent, term lender and co-lead arranger, Wachovia Bank N.A. as term lender, and Wachovia Capital Markets, LLC, as co-lead arranger, which amended the Credit Agreement dated July 3, 2007 (the “Credit Agreement”) to provide an additional $250.0 million in term loans. This additional funding, which closed on the same date, increases the size of the Company’s senior secured term loan facility to $1.25 billion. The Company will use the additional proceeds to further support its expansion plans and for general corporate purposes. The material terms of the incremental term loans are the same as the terms of the loans under the original senior secured term loan facility.

In connection with the repayment of the $125.0 million term loan and the retirement of the $620.7 million senior secured notes due 2010, the Company recorded a $159.2 million loss on extinguishment of debt, which was primarily due to the write-off of the unamortized portion of the proceeds allocated to the warrants originally issued in connection with the senior secured notes and the related deferred financing costs. In connection with the $1.0 billion senior term loan facility, the Company recorded deferred financing cost of $27.7 million which is being amortized over the five year term of the loan. In connection with the Amendment, the Company recorded additional deferred financing costs of $2.5 million which are being amortized over the remaining term of the loan.

The senior term loan facility contains financial, affirmative and negative covenants that the Company believes are usual and customary for a senior secured credit agreement. The negative covenants in the new senior secured term loan facility include, among other things, limitations (each of which shall be subject to standard and customary and other exceptions for financings of this type) on its ability to: declare dividends and make other distributions, redeem or repurchase its capital stock, prepay, redeem or repurchase certain subordinated indebtedness, make loans or investments (including acquisitions), incur additional indebtedness, grant liens, enter into sale-leaseback transactions, modify the terms of subordinated debt or certain other material agreements, change its fiscal year, restrict dividends from its subsidiaries or restrict liens, enter into new lines of business, recapitalize, merge, consolidate or enter into certain acquisitions, sell our assets, and enter into transactions with its affiliates.

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Agreements

BellSouth — On May 29, 2007, the Company closed an agreement with BellSouth Corporation to acquire for an aggregate price of $300.0 million all interests in SFT Spectrum, LLC and BWC Spectrum, LLC, which collectively held all of AT&T Inc.’s leases and licenses for 2.5 GHz spectrum. These entities were wholly-owned subsidiaries of BellSouth Corporation, which is wholly-owned by AT&T, Inc. as a result of a merger that closed in December 2006. Based on the terms of the agreement, the acquisition was treated as a purchase of assets under EITF Issue No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. The Company finalized the allocation estimates during the third quarter and recorded $196.8 million as purchased spectrum rights and $103.2 million as leased spectrum based on the fair values of the owned and leased spectrum.

Subscription Agreement — Clearwire and Motorola signed a Subscription Agreement on June 30, 2006, under which Motorola agreed to purchase 16,666,666 shares of Clearwire’s Class A common stock at $18.00 per share for a purchase price of $300.0 million. The agreement with Motorola includes certain limited anti-dilution features. The transaction closed on August 29, 2006.

Common Stock Purchase Agreement — Clearwire and Intel Capital Corporation (“Intel Capital”), a Delaware corporation and wholly owned subsidiary of Intel Corporation (“Intel”), signed a Common Stock Purchase Agreement on June 28, 2006, under which Intel Capital agreed to purchase a total of 33,333,333 shares of Clearwire’s Class A and Class B common stock, 23,427,601 shares and 9,905,732 shares, respectively, at $18.00 per share for a total purchase price of $600.0 million. The agreement includes certain limited anti-dilution features which would terminate upon the closing of the Company’s initial public offering. The transaction closed on August 29, 2006.

Concurrently with the Common Stock Purchase Agreement, Clearwire and Intel entered into a mobile WiMAX network Collaboration Agreement (“Collaboration Agreement”). Under the Collaboration Agreement, Clearwire agreed to use commercially reasonable efforts to develop and deploy a mobile WiMAX network in the United States, and Intel agreed to use commercially reasonable efforts to cause certain WiMAX capable end user devices to be compatible for use on Clearwire’s network.

Preemptive Rights Exercises — In August 2006, in connection with the exercise of preemptive rights triggered by the sale of common stock to Intel and Motorola described above, Clearwire entered into subscription agreements with the holders of its outstanding stock of the sale of an aggregate of 8,603,116 shares of Clearwire’s Class A Common Stock at $18.00 per share for an aggregate purchase price of $154.9 million. The agreements include certain limited anti-dilution features. The transactions closed in August and October of 2006.

Agreements with Bell Canada — In March 2005, Bell Canada (“Bell”), a Canadian telecommunications company which is a subsidiary of BCE Inc. (“BCE”), purchased 8,333,333 shares of Clearwire’s Class A common stock for $100.0 million. At the time of Bell’s investment in Clearwire, Bell, Clearwire and Eagle River Holdings, LLC (“ERH”) also entered into a separate agreement and Bell and BCE Nexxia Corporation (“BCE Nexxia”), an affiliate of Bell, entered into a Master Supply Agreement (“Master Supply Agreement”) dated March 16, 2005 with Clearwire.

Under the Master Supply Agreement, Bell and BCE Nexxia provide or arrange for the provision of hardware, software, procurement services, management services and other components necessary for Clearwire to provide Voice over Internet Protocol (“VoIP”) services to their subscribers in the United States and provide day-to-day management and operation of the components and services necessary for Clearwire to provide these VoIP services. Clearwire has agreed to use Bell Canada and BCE Nexxia exclusively to provide such service unless such agreement violates the rights of third parties under its existing agreements. Bell and BCE Nexxia are Clearwire’s and its affiliates’ preferred providers of these services and applications in markets beyond the United States, to the extent permitted under its existing agreements. In addition to these services,

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Master Supply Agreement grants Bell and BCE Nexxia certain rights with respect to future service offerings by Clearwire and its affiliates. Under the Master Supply Agreement, BCE Nexxia and Bell will be compensated by Clearwire either in shares of Clearwire’s Class A common stock or cash. Total fees paid for new subscribers under the Master Supply Agreement were $112,000, $0 and $0 for the years ended December 31, 2007, 2006 and 2005, respectively. Amounts paid for supplies, equipment and other services purchased through Bell Canada or BCE were $6.0 million, $7.5 million and $15.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. The Master Supply Agreement can be terminated for convenience on 12 months notice by either party at any time beginning on or after October 1, 2007. On October 29, 2007, the Company delivered a notice of termination of the Master Supply Agreement to BCE Nexxia and the agreement should terminate on October 29, 2008, unless it is extended by the parties.

During 2004, the Company entered into two agreements with ITFS Spectrum Advisors, LLC (“ISA”) and ITFS Spectrum Consultants LLS (“ISC”). The agreements provided for payment to ISA and ISC in the form of warrants to purchase additional shares of Class A common stock in exchange for ISA and ISC providing opportunities for Clearwire to purchase or lease additional spectrum. Each of the agreements specifies a maximum consideration available under the agreement and, in 2005, the maximum consideration under the agreement with ISA was reached.

For the years ended December 31, 2007 and 2006, ISC earned approximately $181,000 and $400,000, respectively. During 2007 and 2006, $181,000 and $65,000 was paid in cash, respectively, and warrants to purchase 7,138 and 18,973 shares of Class A common stock, valued at $116,000 and $196,000, were issued, respectively. The maximum consideration under the agreement with ISC was reached in 2007. As of December 31, 2007, there was no payable remaining related to these agreements.

4.	Investments in Equity Investees

The Company’s ownership interests in equity investees, accounted for under the equity method, are as follows:

	December 31,
	2007	2006	2005

Danske Telecom A/S (“Danske”)	38.2%	38.2%	38.2%
MVS Net S.A. de C.V. (“MVS Net”)	29.2%	26.7%	26.7%

Denmark — Danske, a public limited company in Denmark, is a telecommunications services provider holding spectrum licenses covering most of the major markets in Denmark. Danske offers wireless broadband Internet services to consumers and businesses in multiple markets in Denmark over a network deploying NextNet equipment. Clearwire acquired an equity interest in Danske in 2005 and has invested a total of $12.2 million through December 31, 2007. Revenues and related cost of goods and services sold to Danske by NextNet through August 29, 2006 have been eliminated. Clearwire’s investment in Danske has been reduced by $6.1 million for its proportionate share of losses since inception, of which approximately $2.6 million, $3.3 million and $288,000 was incurred during the years ended December 31, 2007, 2006 and 2005, respectively. Total assets and total liabilities of Danske at December 31, 2007 were $27.5 million and $20.4 million, respectively. Total assets and total liabilities of Danske at December 31, 2006 were $36.8 million and $19.0 million, respectively.

Mexico — MVS Net, S.A. de C.V. (“MVS Net”) is a Mexican telecommunications company in which Clearwire acquired an equity interest in 2004 and has invested a total of $30.3 million through December 31, 2007. Revenues and related costs of goods and services sold to MVS Net by NextNet through August 29, 2006 have been eliminated. Clearwire’s investment in MVS Net has been reduced by $8.7 million for its proportionate share of losses since inception, of which approximately $2.2 million, $1.9 million, and $3.7 million was incurred during the years ended December 31, 2007, 2006 and 2005, respectively. Total

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets and total liabilities of MVS Net at December 31, 2007 were $25.2 million and $16.7 million, respectively. Total assets and total liabilities of MVS Net at December 31, 2006 were $28.1 million and $16.7 million, respectively.

5.	Investments

Investments as of December 31, 2007 and 2006 consist of the following (in thousands):

	December 31, 2007				December 31, 2006
	Gross Unrealized				Gross Unrealized
	Cost	Gains	Losses	Fair Value	Cost	Gains	Losses	Fair Value

Short-term
Commercial paper	$7,500	$—	$—	$7,500	$90,232	$—	$—	$90,232
Corporate bonds	7,970	15	—	7,985	226,316	15	(85)	226,246
US Government and Agency Issues	51,544	3	(20)	51,527	64,270	21	(26)	64,265
Municipal bonds	—	—	—	—	91,975	—	—	91,975
Auction rate securities	—	—	—	—	116,575	—	—	116,575
Other securities	—	—	—	—	74,351	—	—	74,351

Total	$67,014	$18	$(20)	$67,012	$663,719	$36	$(111)	$663,644

Long-term
Auction rate securities	95,922	—	(7,290)	88,632	—	—	—	—

Total	$95,922	$—	$(7,290)	$88,632	$—	$—	$—	$—

Marketable debt and equity securities that are available for current operations are classified as short-term available-for-sale investments, and are stated at fair value. Auction rate securities without readily determinable market values are classified as long-term available-for-sale investments and are stated at fair value. Unrealized gains and losses are recorded as a separate component of accumulated other comprehensive income (loss). Realized losses are recognized when a decline in fair value is determined to be other-than-temporary. Realized gains and losses are determined on the basis of the specific identification method. Gross realized losses were $5.8 million for 2007, and there were no significant realized losses in 2006 or 2005. There were no significant gains in 2007, 2006, or 2005.

The cost and fair value of investments at December 31, 2007, by contractual years-to-maturity, are presented below (in thousands):

	Cost	Fair Value

Due within one year	$67,014	$67,012
Due ten years or greater	41,280	33,990
No contractual maturities	54,642	54,642

Total	$162,936	$155,644

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes investments that have unrealized losses as of December 31, 2007 (in thousands):

	Less Than		Greater Than
	12 Months		12 Months		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

US Government and Agency Issues	$49,328	$(20)	$—	$—	$49,328	$(20)
Auction rate securities	29,160	(7,290)	—	—	29,160	(7,290)

	$78,488	$(7,310)	$—	$—	$78,488	$(7,310)

At December 31, 2007, the Company held available for sale short-term and long-term investments with a total fair value of $155.6 million and a cost of $162.9 million. During the year ended December 31, 2007, the Company incurred other-than-temporary impairment losses and realized losses of $35.0 million related to a decline in the estimated fair values of a number of short-term and long-term investment securities. Included in the Company’s investments were auction rate securities with a fair value of $88.6 million and a cost of $95.9 million. Auction rate securities are variable rate debt instruments whose interest rates are reset approximately every 30 or 90 days through an auction process. The auction rate securities are classified as available for sale and are recorded at fair value.

Beginning in August 2007, the auctions failed to attract buyers and sell orders could not be filled. Due to current market conditions, the Company is unable to estimate when the auctions will resume. When an auction fails, the security resets to a maximum rate as determined in the security documents. These rates vary from LIBOR + 84 basis points to LIBOR + 100 basis points. While the Company continues to earn interest on these investments at the maximum contractual rate, until the auctions resume, the investments are not liquid and it may not have access to these funds until a future auction on these investments is successful. At December 31, 2007, the estimated fair value of these auction rate securities no longer approximates cost and the Company recorded other-than-temporary impairment losses and realized losses on its auction rate securities of $32.3 million for the year ended December 31, 2007. For certain other auction rate securities, the Company recorded an unrealized loss of $7.3 million in other comprehensive income reflecting the decline in the estimated fair value of these securities. The Company considers these declines in fair value to be temporary given its consideration of the collateral underlying these securities and its conclusion that the declines are related to changes in interest rates rather than any credit concerns related to the underlying assets. Additionally, the Company has the intent and ability to hold the investments until maturity or for a period of time sufficient to allow for any anticipated recovery in market value.

In addition to the above mentioned securities, the Company holds one commercial paper security issued by a structured investment vehicle that was placed in receivership in September 2007 for which an insolvency event was declared by the receiver in October 2007. The Issuer invests in residential and commercial mortgages and other structured credits including sub-prime mortgages. At December 31, 2007, the estimated fair value of this security was $7.5 million based on the Company’s internally generated pricing models. During 2007 the Company recognized losses of $2.5 million related to this commercial paper security. A restructuring plan for this security is expected by mid 2008.

The Company estimated the fair value of these securities using internally generated pricing models that require various inputs and assumptions and the Company also uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the investment, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs are readily observable, market corroborated, or unobservable. The Company maximizes the use of observable inputs to the pricing models where quoted market prices

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from securities and derivatives exchanges are available and reliable. The Company typically receives external valuation information for U.S. Treasuries, other U.S. Government and Agency securities, as well as certain corporate debt securities, money market funds and certificates of deposit. The Company also uses certain unobservable inputs that cannot be validated by reference to a readily observable market or exchange data and relies, to a certain extent, on management’s own assumptions about the assumptions that market participant would use in pricing the security. In these instances, fair value is determined by analysis of historical and forecasted cash flows, default probabilities and recovery rates, time value of money and discount rates considered appropriate given the level of risk in the security and associated investor yield requirements. Extrapolation or other methods are applied to observable market or other data to estimate assumptions that are not observable. The internally derived values are compared to values received from brokers for reasonableness. The Company’s internally generated pricing models may include its own data and require us to use judgment in interpreting relevant market data, matters of uncertainty and matters that are inherently subjective in nature. The use of different judgments and assumptions could result in different presentations of pricing and security prices could change significantly based on market conditions.

The Company’s investments in auction rate securities represent interests in collateralized debt obligations supported by preferred equity securities of small to medium sized insurance companies and financial institutions and asset backed capital commitment securities supported by high grade, short term commercial paper and a put option from a monoline insurance company. These auction rate securities were rated AAA/Aaa or AA/Aa by Standard & Poors and Moody’s rating services at the time of purchase and their ratings have not changed as of December 31, 2007. With regards to the asset backed capital commitment securities, both rating agencies have placed the issuer’s ratings under review for possible downgrade.

As issuers and counterparties to the Company’s investments announce financial results in the coming quarters, it is possible that the Company may record additional losses and realize losses that are currently unrealized. The Company will continue to monitor its investments for substantive changes in relevant market conditions, substantive changes in the financial condition and performance of the investments’ issuers and other substantive changes in these investments.

The stated maturity of these securities is longer than 10 years; however, because we considered them to be highly liquid and available for operations, our convention was to use the next auction date, which occurs every 30 to 90 days, as the effective maturity date and these securities were recorded as short-term investments. Current market conditions do not allow the Company to estimate when the auctions for its auction rate securities will resume. As a result, during 2007 the Company reclassified its auction rate securities from short-term investments to long-term investments.

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.  Property, Plant and Equipment

Property, plant and equipment as of December 31, 2007 and 2006 consisted of the following (in thousands):

	December 31,
	2007	2006

Network and base station equipment	$305,635	$161,875
Customer premise equipment	89,120	47,700
Furniture, fixtures and equipment	55,548	20,546
Leasehold improvements	13,488	8,340
Construction in progress	233,120	112,669

	696,911	351,130
Less: accumulated depreciation	(124,582)	(48,332)

	$572,329	$302,798

The Company follows the provisions of SFAS No. 34 with respect to its owned FCC licenses and the related construction of its network infrastructure assets. Capitalization commences with pre-construction period administrative and technical activities, which includes obtaining leases, zoning approvals and building permits, and ceases when the construction is substantially complete and available for use generally when a market is launched.

Interest capitalized for the years ended December 31, 2007 and 2006 was $29.0 million and $16.6 million, respectively. Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was $80.3 million, $38.5 million and $10.9 million, respectively.

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Spectrum Licenses, Goodwill, and Other Intangible Assets

Spectrum licenses, goodwill, and other intangible assets as of December 31, 2007 and 2006 consisted of the following (in thousands):

	December 31, 2007				December 31, 2006
		Gross			Gross
	Weighted	Carrying	Accumulated	Net Carrying	Carrying	Accumulated	Net Carrying
	Average Life	Value	Amortization	Value	Value	Amortization	Value

Goodwill	Indefinite	$35,666	$—	$35,666	$30,908	$—	$30,908

Indefinite-lived intangibles:
Spectrum licenses	Indefinite	397,972	—	397,972	157,260	—	157,260
Trade names and trademarks	Indefinite	120	—	120	34	—	34

Total indefinite-lived intangibles		398,092	—	398,092	157,294	—	157,294

Definite-lived intangibles:
Existing technology	5 years	3,713	(371)	3,342	—	—	—
Customer relationships	5 years	5,169	(691)	4,478	335	(74)	261
Patents and other	12 years	1,466	(396)	1,070	1,427	(193)	1,234
Spectrum licenses	16 years	78,125	(5,194)	72,931	65,814	(1,797)	64,017
Noncompete agreements	3 years	250	(160)	90	250	(76)	174

Total definite-lived intangibles		88,723	(6,812)	81,911	67,826	(2,140)	65,686

Total spectrum and intangibles		$486,815	$(6,812)	$480,003	$225,120	$(2,140)	$222,980

The changes in the carrying value of goodwill for the years ended December 31, 2007 and 2006 is as follows (in thousands):

January 1, 2006	$16,623
Goodwill acquired during the period including effects of foreign currency translation of $2.9 million	23,637
Goodwill related to business dispositions	(9,352)

December 31, 2006	30,908
Goodwill acquired during the period including effects of foreign currency translation of $3.6 million	4,758

December 31, 2007	$35,666

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Based on the identified intangible assets recorded as of December 31, 2007, future amortization of intangible assets, not including spectrum leases pending FCC approval, is expected to be as follows (in thousands):

2008	$5,721
2009	6,846
2010	6,757
2011	6,709
2012	5,859
Thereafter	50,019

Total	$81,911

Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, impairments, changes in useful lives and other relevant factors.

For the years ended December 31, 2007, 2006 and 2005, the Company recorded amortization of $4.4 million, $2.5 million and $964,000, respectively, on spectrum licenses and other intangibles.

Purchased Spectrum Rights and other intangibles — Spectrum licenses, which are issued on both a site-specific and a wide-area basis, authorize wireless carriers to use radio frequency spectrum to provide service to certain geographical areas in the United States and internationally. These licenses are generally acquired by the Company either directly from the governmental authority in the applicable country, which in the United States is the FCC, or through a business combination or an asset purchase, and are considered indefinite-lived intangible assets, except for the licenses acquired in Poland, Spain, Germany and Romania which are considered definite-lived intangible assets due to limited license renewal history within these countries.

During the year ended December 31, 2007, the Company paid consideration of $226.7 million relating to purchased spectrum rights, which was comprised of $222.5 million in cash and $4.2 million in the form of warrants and common stock. Of this cash paid during December 31, 2007, $196.8 million related to the purchased spectrum rights acquired from BellSouth Corporation (see Note 3, Significant Transactions, for additional information regarding BellSouth). Also, during the year ended December 31, 2007, the Company acquired intangibles related to acquisitions of $8.3 million, of which $4.6 million was allocated to customer relationships and $3.7 million was allocated to existing technology, and paid an additional $373,000 in cash relating to other intangible assets, primarily customer relationships.

During the year ended December 31, 2006 the Company paid consideration of $88.5 million, comprised of $88.2 million in cash and $300,000 in the form of warrants and common stock, to purchase spectrum rights.

Prepaid Spectrum License Fees — The Company also leases spectrum from third parties who hold the spectrum licenses. These leases are accounted for as executory contracts, which are treated like operating leases. Consideration paid to third-party holders of these leased licenses at the inception of a lease agreement is accounted for as prepaid spectrum license fees and is expensed over the term of the lease agreement, including renewal terms, as applicable. Future commitments under these leases are disclosed in Note 11.

During the year ended December 31, 2007, consideration paid relating to prepaid spectrum license fees was $256.5 million, which was comprised of $239.4 million in cash and $17.1 million in the form of warrants and common stock. Cash paid related to the purchase of leased spectrum from BellSouth was $103.2 million. In addition, during 2007, the Company received $6.0 million in cash relating to the sale of spectrum licenses.

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the year ended December 31, 2006, cash consideration paid relating to prepaid spectrum license fees was $148.7 million, comprised of $85.0 million in cash and $63.7 million in the value of warrants and common stock.

For the years ended December 31, 2007, 2006, and 2005, the Company recorded amortization of $37.9 million, $6.3 million and $2.9 million, respectively, of leased spectrum.

8.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses as of December 31, 2007 and 2006 consisted of the following (in thousands):

	December 31,
	2007	2006

Accounts payable	$42,327	$41,710
Accrued interest	11,643	27,272
Salaries and benefits	17,697	12,095
Other	30,780	27,139

	$102,447	$108,216

9.	Income Taxes

Components of deferred tax assets and liabilities as of December 31, 2007 and 2006 were as follows (in thousands):

	December 31,
	2007	2006

Current deferred tax assets	$6,981	$4,233

Noncurrent deferred tax assets:
Net operating loss carryforward	430,345	184,771
Other	21,535	5,012

Total deferred tax assets	458,861	194,016
Valuation allowance	(441,432)	(170,797)

Net deferred tax assets	17,429	23,219

Noncurrent deferred tax liabilities:
Spectrum licenses	33,673	28,938
Property, equipment and other long-term assets	25,791	7,150
Bond issuance cost — warrant valuation	753	4,225
Other intangibles	—	124

Total deferred tax liabilities	60,217	40,437

Net deferred tax liabilities	$42,788	$17,218

As of December 31, 2007, the Company had federal tax net operating loss carryforwards in the United States of approximately $969.2 million. A portion of the net operating loss carryforward is subject to certain annual limitations imposed under Section 382 of the Internal Revenue Code of 1986. The net operating loss carryforwards begin to expire in 2021. The Company had approximately $224.2 million of tax net operating loss carryforwards in foreign jurisdictions as of December 31, 2007. Of the $224.2 million of tax net

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

operating loss carryforwards in foreign jurisdictions, $114.9 million has no statutory expiration date, $94.5 million begins to expire in 2015, and the remainder of $14.8 million begins to expire in 2010.

The Company has recorded a valuation allowance against a substantial portion of the deferred tax assets. Management has reviewed the facts and circumstances, including the limited history and the projected future tax losses, and determined that it is appropriate to reduce a portion of the gross deferred tax assets. The remaining deferred tax asset will be reduced by schedulable deferred tax liabilities. The net deferred tax liabilities are related to certain intangible assets, including certain spectrum assets, which are not amortized for book purposes. The net change in the valuation allowance for the years ended December 31, 2007, 2006 and 2005 was an increase of $270.6 million, $103.7 million, and $48.4 million, respectively. Net noncurrent deferred tax liabilities of $43.1 million are included in other long-term liabilities as of December 31, 2007.

The Company incurs significant deferred tax liabilities related to the spectrum licenses. Since there is no amortization on certain acquired spectrum licenses for book purposes and the Company cannot estimate the amount, if any, of deferred tax liabilities related to those acquired spectrum licenses which will reverse in future periods, the valuation allowance has been increased accordingly. The Company continues to amortize acquired spectrum licenses for federal income tax purposes. The ongoing difference between book and tax amortization resulted in an additional deferred income tax provision of approximately $5.4 million for the year ended December 31, 2007.

The income tax provision consists of the following for the year ended December 31, 2007, 2006 and 2005 (in thousands):

	Year Ended December 31,
	2007	2006	2005

Current taxes:
International	$107	$21	$—
Federal	—	—	—
State	101	—	—

Total current taxes	208	21	—
Deferred taxes:
International	(121)	—	—
Federal	4,985	2,582	1,389
State	355	378	70

Total deferred taxes	5,219	2,960	1,459

Income tax provision	$5,427	$2,981	$1,459

The income tax rate computed using the federal statutory rates is reconciled to the reported effective income tax rate as follows:

	Year Ended December 31,
	2007	2006	2005

Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes (net of federal benefit)	2.4	3.0	0.3
Other, net	(1.2)	(2.6)	(2.6)
Valuation allowance	(36.9)	(36.4)	(33.8)

Effective income tax rate	(0.7)%	(1.0)%	(1.1)%

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company adopted the provisions of FASB Interpretation Number 48 (“FIN 48”) on January 1, 2007. FIN 48 clarifies the accounting for income taxes by prescribing a recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance or derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of January 1, 2007, the Company had no unrecognized tax benefits and there was no effect on its financial condition or results of operations as a result of implementing FIN 48. There have been no changes to the Company’s liability for unrecognized tax benefits during the year ended December 31, 2007.

The Company and its Subsidiaries file income tax returns in the U.S. Federal jurisdiction and various state and foreign jurisdictions. As of the date of adoption of FIN 48 and the year ended December 31, 2007, the tax returns for 2003 through 2006 remain open to examination by the Internal Revenue Service and various state tax authorities. In addition, the Company has acquired U.S. and foreign entities which operated prior to 2003. Most of the acquired entities generated losses for income tax purposes and remain open to examination by U.S. and foreign tax authorities as far back as 1998.

The Company’s policy is to recognize any interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN No. 48 and the year ended December 31, 2007, the Company had accrued no interest or penalties related to uncertain tax positions.

10.	Long-term debt

	December 31,
	2007	2006
	(In thousands)

11% Senior Secured Notes due in 2010, principal at maturity: $260.3 million	$—	$215,601
11% Additional Senior Secured Notes due in 2010, principal at maturity: $360.4 million	—	295,087
Secured $125.0 million loan from Morgan Stanley Senior Funding, Inc. due in August 2009, 1% of principal due annually; residual at maturity	—	125,000
$1.25 billion Senior Term Loan facility, due in 2012, 1% of principal due annually; residual at maturity	1,246,875	—
Secured $10.0 million loan from BCE Nexxia Corporation due in July 2008, principal at maturity: $10.0 million	10,000	10,000

	1,256,875	645,688
Less: current portion	(22,500)	(1,250)

Total long-term debt	$1,234,375	$644,438

Senior Term Loan facility — In an effort to simplify its capital structure, access incremental borrowing availability, and extend debt maturities, on July 3, 2007, the Company entered into a senior term loan facility providing for loans of up to $1.0 billion. The Company borrowed $379.3 million under the senior term loan facility on the date of closing and repaid obligations under the $125.0 million term loan and fees and costs attributable to the senior term loan facility. On August 15, 2007, the Company borrowed the remaining amount of approximately $620.7 million under the senior term loan facility, and fully retired its senior secured notes, originally due 2010, for a price of 102.5% of the aggregate principal amount outstanding of approximately $620.7 million plus accrued and unpaid interest to the date of redemption and the remaining portion of the interest escrow. The $1.0 billion senior secured term loan facility provides for quarterly amortization payments aggregating an annual amount equal to 1.00% of the original principal amount of the term loans prior to the

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

maturity date, with the remaining balance due on July 3, 2012. In general, borrowings under the senior term loan facility bear interest based, at the Company’s option, at either the Eurodollar rate or an alternate base rate, in each case plus a margin. The rate of interest for borrowings under the new senior term loan facility is the Eurodollar rate plus 6.00% or the alternate base rate plus 5.00%, with interest payable quarterly with respect to alternate base rate loans, and with respect to Eurodollar loans, interest is payable in arrears at the end of each applicable period, but at least every three months. The weighted average rate under this facility was 11.06% at December 31, 2007.

In connection with the repayment of the $125.0 million term loan and the retirement of the $620.7 million senior secured notes due 2010, the Company recorded a $159.2 million loss on extinguishment of debt, which was primarily due to the write-off of the unamortized portion of the proceeds allocated to the warrants originally issued in connection with the senior secured notes and the related deferred financing costs. In connection with the $1.0 billion senior term loan facility, the Company recorded a deferred financing cost of $27.7 million which is being amortized over the five year term of the loan.

On November 2, 2007, the Company entered into an Incremental Facility Amendment (the “Amendment”) with Morgan Stanley Senior Funding, Inc, as administrative agent, term lender and co-lead arranger, Wachovia Bank N.A. as term lender, and Wachovia Capital Markets, LLC, as co-lead arranger, which amended the Credit Agreement dated July 3, 2007 (the “Credit Agreement”) to provide the Company with an additional $250.0 million in term loans. The Company recorded a deferred financing cost of $2.5 million related to this additional funding, which is being amortized over the remaining term of the loan. This additional funding, which closed on the same date, increases the size of the Company’s senior secured term loan facility to $1.25 billion. The Company will use the additional proceeds to further support its expansion plans and for general corporate purposes. The material terms of the incremental term loans are the same as the terms of the loans under the original senior secured term loan facility.

As of December 31, 2007, $1.25 billion in aggregate principal amount was outstanding under the senior secured term loan facility, with an approximate fair market value of $1.20 billion.

The senior term loan facility contains financial, affirmative and negative covenants that the Company believes are usual and customary for a senior secured credit agreement. The negative covenants in the new senior secured term loan facility include, among other things, limitations (each of which shall be subject to standard and customary and other exceptions for financings of this type) on its ability to: declare dividends and make other distributions, redeem or repurchase its capital stock, prepay, redeem or repurchase certain subordinated indebtedness, make loans or investments (including acquisitions), incur additional indebtedness, grant liens, enter into sale-leaseback transactions, modify the terms of subordinated debt or certain other material agreements, change its fiscal year, restrict dividends from our subsidiaries or restrict liens, enter into new lines of business, recapitalize, merge, consolidate or enter into certain acquisitions, sell our assets, and enter into transactions with its affiliates.

Term Loan — In August 2006, Clearwire signed a loan agreement with Morgan Stanley Senior Funding, Inc., Merrill Lynch Capital Corporation, and JP Morgan Chase Bank, N.A. for a term loan in the amount of $125.0 million. The loan was secured by certain spectrum assets of Clearwire entities, as specified in the loan agreement. The loan was set to mature in August 2009 and the proceeds of the loan were available for general corporate purposes. This note was repaid in July 2007 with the proceeds from the Senior-term loan facility.

BCE Nexxia Corporation Financing — As required under the Master Supply Agreement with Bell and BCE Nexxia and in order to assist funding capital expenses and start-up costs associated with the deployment of VOIP services, BCE Nexxia agreed to make available to Clearwire financing in the amount of $10.0 million. BCE Nexxia funded the entire amount on June 7, 2006. The loan is secured by a security interest in the telecommunications equipment and property related to VoIP and bears interest at 7.00% per annum and is due and payable in full on July 19, 2008. At December 31, 2007, the Company had $1.2 million of accrued

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest related to the BCE Nexxia loan. The loan balance outstanding as of December 31, 2007 was $10.0 million, with an approximate fair market value of $9.7 million.

11% Senior Secured Notes due 2010 — In August 2005 the Company completed the sale of $260.3 million in principal amount of senior secured notes (the “Notes”) due 2010. In connection with the sale of the Notes, the Company also issued warrants (the “Warrants”) to the purchasers of the Notes entitling them to purchase up to 6,942,552 shares of the Company’s Class A common stock. In addition, the Company granted the purchasers of the Notes a one-time option to acquire up to an equivalent amount of additional Notes and Warrants for a period of 180 days following the issuance of the Notes. This option was exercised in February 2006 when the Company completed the sale of $360.4 million senior secured notes to new and existing holders. In connection with the sale of the additional notes, the Company also issued 9,609,334 Warrants to the purchasers of the additional notes entitling them to purchase shares of the Company’s Class A common stock. The terms of the Warrants are substantially identical to the original warrants. In August 2007, the Company fully retired the Senior Secured Notes.

Terms of the Warrants — Holders of Warrants issued in connection with the Notes and Additional Notes may exercise their Warrants at any time at an exercise price of $15.00. The Company granted the holders of the Warrants registration rights covering the shares subject to issuance under the Warrants. The Warrants expire on August 5, 2010.

In connection with the registration rights agreement, the Company filed a resale registration statement, which was effective on August 28, 2007, on Form S-1 registering the resale of shares of Class A common stock issuable upon the exercise of the Warrants. The Company must maintain the registration statement in effect (subject to certain suspension periods) for at least two years. If the Company fails to meet its obligations to maintain that registration statement, the Company will be required to pay to each affected Warrant holder an amount in cash equal to 2% of the purchase price of such holder’s Warrants. In the event that the Company fails to make such payments in a timely manner, the payments will bear interest at a rate of 1% per month until paid in full. This registration rights agreement also provides for incidental registration rights in connection with follow-on offerings, other than issuances pursuant to a business combination transaction or employee benefit plan. The Company does not consider payment of any such penalty to be probable as of December 31, 2007, and has therefore not recorded a liability for this contingency.

Interest Expense, net — Interest expense, net, included in the Company’s consolidated statements of operations, consists of the following for the years ended December 31, 2007, 2006 and 2005 (in thousands):

	Year Ended December 31,
	2007	2006	2005

Interest expense	$104,550	$69,116	$11,605
Amortization of deferred financing costs	6,703	3,934	898
Amortization of long-term debt discount	14,004	15,820	4,381
Capitalized interest	(28,978)	(16,590)	(2,261)

	$96,279	$72,280	$14,623

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Commitments and Contingencies

The Company’s commitments for non-cancelable operating leases consist mainly of leased spectrum license fees, office space, equipment and certain of its network equipment situated on leased sites, including land, towers and rooftop locations. Certain of the leases provide for minimum lease payments, additional charges and escalation clauses. Leased spectrum agreements have initial terms of up to 30 years. Other operating leases generally have initial terms of five years with multiple renewal options for additional five-year terms totaling 20 to 25 years. Future minimum payments under spectrum license and operating lease obligations (including all optional renewal periods on operating leases) as of December 31, 2007, are as follows (in thousands):

	Leased	Operating
Years Ending December 31,	Spectrum	Lease	Total

2008	$39,226	$87,320	$126,546
2009	39,253	87,030	126,283
2010	39,915	86,868	126,783
2011	40,045	85,363	125,408
2012	45,068	84,896	129,964
Thereafter, including all renewal periods	1,557,749	1,629,062	3,186,811

	$1,761,256	$2,060,539	$3,821,795

Rent expense under operating leases was $77.6 million, $35.0 million, and $10.5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

In addition to the leased spectrum commitments above, in connection with various spectrum lease agreements the Company has commitments to provide Clearwire services to the lessors in launched markets, and reimbursement of capital equipment and third-party service expenditures of the lessors over the term of the lease. During the year ended December 31, 2007, the Company satisfied $642,000 related to these commitments for the year ending December 31, 2007. The maximum remaining commitment at December 31, 2007 is $89.8 million and is expected to be incurred over the term of the related lease agreements, which range from 15-30 years.

Under the terms of the Supply Agreement that was entered into between Clearwire and Motorola on August 29, 2006, Clearwire is committed to purchase no less than $150.0 million of infrastructure equipment and other products from Motorola in the first two years after the effective date of August 29, 2006, subject to Motorola continuing to satisfy certain performance requirements and other conditions. The Company is also committed to purchase from Motorola, all Expedience modems and Expedience PC cards it provides to its subscribers for a period of five years and 51% of such products until the term of the agreement is completed on August 29, 2014, if certain conditions are met. For the period from the effective date of the agreement through December 31, 2007, total purchases from Motorola under these agreements were $98.4 million. The remaining commitment was $51.6 million at December 31, 2007.

As of December 31, 2007, the Company has minimum purchase agreements of approximately $57.8 million to acquire new spectrum.

Contingencies — During 2007, a cash payment of $17.0 million was received in connection with the sale of one of the Company’s investments, which was sold at a loss to a third party. Under certain circumstances, the Company may be required to return all or part of the payment to the counterparty to this transaction, and as such this amount has been recorded as a long-term liability.

In the normal course of business, Clearwire is party to various pending judicial and administrative proceedings. While the outcome of the pending proceedings cannot be predicted with certainty, Management

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

believes that any unrecorded liability that may result will not to have a material adverse effect on our liquidity, financial condition or results of operations.

Indemnity Agreements — Flux Fixed Wireless, LLC (“FFW”), wholly owned by Mr. McCaw and ERH, and Clearwire entered into an Indemnification Agreement, dated November 13, 2003, pursuant to which Clearwire agreed to indemnify, defend and hold harmless FFW and any of its directors, officers, partners, employees, agents and spouses and each of its and their affiliates (each, an “Indemnitee”) to the fullest extent permitted by law for any claims made against an Indemnitee by reason of the fact that Indemnitee is, was or may be deemed a stockholder, director, officer, employee, controlling person, agent or fiduciary of Clearwire or any subsidiary of Clearwire.

Clearwire is obligated to pay the expenses of any Indemnitee in connection with any claims which are subject to the agreement.

Clearwire is currently a party to, or contemplating entering into, similar indemnification agreements with certain other of its officers and each of the other members of its Board of Directors. No liabilities have been recorded in the consolidated balance sheets for any indemnification agreements.

12.	Stockholders’ Equity

In August 2006, Intel Capital completed its purchase from Clearwire of 23,427,601 shares of Class A common stock and 9,905,732 shares of Class B common stock at $18.00 per share for a total purchase price of $600.0 million, pursuant to a Common Stock Purchase Agreement.

In August 2006, Clearwire entered into subscription agreements with the holders of its outstanding stock for the sale of an aggregate of 8,603,116 shares of Clearwire’s Class A common stock at $18.00 per share for an aggregate purchase price of $154.9 million. The agreements include certain limited anti-dilution features. The transactions closed on August 29, 2006, except for one agreement covering the sale of 1,222,222 shares which closed in October 2006.

On March 13, 2007, the Company completed the sale of 24,000,000 shares of its Class A common stock in its initial public offering. The shares were sold in the offering at a price of $25.00 per share, and the Company received net proceeds of $555.2 million, net of underwriters’ discount, commissions and other fees of $44.8 million. The Company has used these proceeds for market and network expansion, spectrum acquisitions and general corporate purposes.

Under Clearwire’s Certificate of Incorporation, as amended, it has the authority to issue 355,000,000 shares of capital stock as follows:

•	300,000,000 shares of Class A common stock, par value $0.0001 per share;

•	50,000,000 shares of Class B common stock, par value $0.0001 per share; and

•	5,000,000 shares of preferred stock, par value $0.0001 per share.

The following is a summary description of the Company’s common stock:

Class A common stock — The holders of Class A common stock are entitled to one vote per share, on each matter submitted to a vote by the stockholders.

Class B common stock — The holders of Class B common stock are entitled to ten votes per share, on each matter submitted to a vote by the stockholders. Class B common stock is convertible at any time at the option of its holders into shares of Class A common stock. Each share of Class B common stock is convertible into one share of Class A common stock.

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Preferred stock — May be divided into one or more series. Each series will have the preferences, limitations and relative rights as determined by the Board of Directors. No series of preferred stock have been designated by the Board of Directors.

Ranking — With respect to rights on liquidation, dissolution or similar events, each holder of Class A and Class B common stock will receive the same amount of consideration per share, except that Class B common stock holders may receive securities in the transactions with terms that entitle them to ten votes per share.

Common stock and warrants payable — The Company engaged several parties to obtain spectrum on its behalf in exchange for rights to receive its common stock and warrants. As the rights are earned over the period of an acquisition of spectrum, these obligations can be outstanding for a period of time until FCC approval or other milestones are met. The Company records common stock and warrants payable to recognize the timing difference when consideration has been received by the Company, but it has not yet issued securities to the counterparty.

13.	Share-Based Payments

On January 19, 2007, Clearwire’s Board of Directors adopted the 2007 Stock Compensation Plan (the “2007 Plan”), which authorizes the Company to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock awards to its employees, directors and consultants. The 2007 Plan was adopted by the Company’s stockholders on February 16, 2007. There are 15,000,000 shares of Class A common stock authorized under the 2007 Plan. Options granted under the 2007 Plan generally vest ratably over four years and expire no later than ten years after the date of grant. Shares to be awarded under the 2007 Plan will be made available at the discretion of the Compensation Committee of the Board of Directors from authorized but unissued shares, authorized and issued shares reacquired and held as treasury shares, or a combination thereof. At December 31, 2007 there were 8,558,574 shares available for grant under the 2007 Stock Option Plan.

Prior to the 2007 Plan, the Company had the following share-based arrangements: The Clearwire Corporation 2003 Stock Option Plan (the “2003 Stock Option Plan”) and The Clearwire Corporation Stock Appreciation Rights Plan (the “SAR Plan”). No additional stock options will be granted under the Company’s 2003 Stock Option Plan.

The Company applies SFAS 123(R) to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Share-based compensation expense is based on the estimated grant-date fair value and is recognized net of a forfeiture rate on those shares expected to vest over a graded vesting schedule on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model using the assumptions disclosed for the years ended December 31, 2007, 2006 and 2005. The volatility used to calculate the fair value of non-employee stock option grants for 2007, 2006 and 2005 and employee stock option grants for 2007 and 2006 is based on both average historical volatility from common shares of a group of the Company’s peers and the Company’s own historical volatility. There is a 0% expected dividend yield as there are no plans to pay future dividends. The expected life of options granted is based on the simplified calculation of expected life, described in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107, which we refer to as SAB No. 107, Share-Based Payment, due to lack of option exercise history. The risk-free interest rate is based on the zero-coupon U.S Treasury bond, with a term equal to the expected life of the options.

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Compensation cost recognized for these plans for the year ended December 31, 2007, 2006 and 2005 is presented as follows (in thousands):

	Year Ended December 31,
	2007	2006	2005

Cost of service	$138	$819	$204
Selling, general and administrative	42,633	13,427	2,338

Total	$42,771	$14,246	$2,542

Stock Options

Prior to January 1, 2006, the Company accounted for share-based compensation under the recognition and measurement provisions of APB 25. Stock options granted at prices below fair market value at the date of grant were considered compensatory, and compensation expense has been deferred and is being recognized over the option vesting period using the graded vesting method. Compensation expense is based on the excess of the fair market value of the underlying common stock at the date of grant over the exercise price of the option.

The Company also granted stock options to employees of entities under common control who performed services to the Company to purchase shares of the Company’s Class A common stock. In accordance with EITF Issue No. 00-23, Issues Related to the Accounting for Stock Compensation Under APB No. 25, Accounting for Stock Issued to Employees, and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, and SFAS No. 123(R), the fair value of such options was recorded as a dividend and a charged against additional paid-in capital on the line item, deferred share-based compensation. A total of $1.5 million, $2.4 million, and $34,000 was recorded, as a dividend, for the years ended December 31, 2007, 2006 and 2005, respectively.

During the year ended December 31, 2007 the Company granted 727,000 options to non-employee consultants, of which 250,000 were forfeited. These options are adjusted to current fair value each quarter during their vesting periods as services are rendered. During the year ended December 31, 2007, the Company recognized $345,000 expense and had $2.3 million of unamortized expense as of December 31, 2007 related to these options. Expense for the year ended December 31, 2006 was $1.3 million.

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of option activity from January 1, 2005 through December 31, 2007 is presented below:

			Weighted
			Average
		Weighted-	Remaining	Aggregate
		Average	Contractual	Intrinsic
	Number of	Exercise	Term	Value As of
	Options	Price	(Years)	12/31/2007
				(In millions)

Options outstanding — January 1, 2005	6,906,406	$4.59	9.6

Granted	1,215,311	10.74
Forfeited	(168,859)	6.18

Options outstanding — December 31, 2005	7,952,858	5.58	8.7

Granted	3,942,304	16.95
Forfeited	(568,048)	10.84
Exercised	(56,709)	4.59

Options outstanding — December 31, 2006	11,270,405	9.30	8.3

Granted	7,014,662	23.72
SARS converted to options	106,302	17.64
Forfeited	(1,328,100)	20.32
Exercised	(720,315)	6.55

Options outstanding — December 31, 2007	16,342,954	$14.83	7.8	$55.2

Exercisable outstanding — December 31, 2007	6,261,909	$6.85	6.4	$46.0

Vested and expected to vest — December 31, 2007	14,656,393	$14.15	7.6	$54.5

The intrinsic value of options exercised during the year ended December 31, 2007, was $11.0 million as compared to $760,000 during the year ended December 31, 2006. The intrinsic value is calculated as the difference between the estimated fair value of the Company’s common stock at December 31, 2007 or on the date of exercise and the exercise price of the stock options on the date of grant.

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information regarding stock options outstanding and exercisable as of December 31, 2007 is as follows:

	Options Outstanding			Options Exercisable
		Weighted
		Average
		Contractual	Weighted		Weighted
		Life	Average		Average
	Number of	Remaining	Exercise	Number of	Exercise
Exercise Price	Options	(Years)	Price	Options	Price

$2.25	312,498	5.9	$2.25	312,498	$2.25
$3.00	1,865,112	4.9	3.00	1,760,359	3.00
$6.00	4,019,909	6.8	6.00	3,006,050	6.00
$12.00 — $15.00	1,726,315	7.5	14.28	609,430	14.02
$16.02	311,000	9.9	16.02	—	—
$18.00	2,237,341	8.4	18.00	568,616	18.00
$20.16	122,000	9.8	20.16	—	—
$23.30	2,093,300	9.4	23.30	—	—
$23.52	808,164	9.3	24.24	4,956	24.00
$25.00 — $25.33	2,847,315	8.8	25.00	—	—

Total	16,342,954	7.8	$14.83	6,261,909	$6.85

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model using the following assumptions for the years ended December 31, 2007, 2006 and 2005:

	Employee		Non-Employee
	2007	2006	2005

Expected volatility	57.07% - 64.68%	66.15% - 78.62%	80.31%
Expected dividend yield	—	—	—
Contractual life (in years)	6.25	6.25	10
Risk-free interest rate	4.26% - 5.00%	4.45% - 4.92%	4.20% - 4.23%
Weighted average fair value per option at grant date	$14.59	$11.53	$15.36

During the third and fourth quarters of 2007, an estimate of 7.5% was used for the annual forfeiture rate based on the Company’s historical experience since inception. Prior to third quarter 2007, the estimated annual forfeiture rate was 6.4%. During the year ended 2006, an estimate of 3% was used for the annual forfeiture rate.

Expense recorded related to stock options in the year ended December 31, 2007 was $40.1 million compared to $11.8 million for the year ended December 31, 2006. The total unrecognized share-based compensation costs related to non-vested stock options outstanding at December 31, 2007 was $77.8 million and is expected to be recognized over a weighted average period of approximately 2 years.

Restricted Stock Awards

In the year ended December 31, 2007 and 2006, the Company issued 33,333 shares and 83,333 shares of restricted stock, respectively, with a weighted average grant date fair value of $25.00 and $15.00, respectively, to certain senior officers which vest in equal annual installments over a two-year period. The Company also agreed to reimburse the officers for the personal income tax liability associated with the restricted stock. Compensation expense related to these restricted stock grants was $750,000, $1.0 million and $1.0 million for the years ended December 31, 2007, 2006 and 2005, respectively.

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the restricted stock activity for the year ended December 31, 2006 is presented below:

		Weighted
		Average
	Number of	Grant-Date
	Shares	Fair Value

Restricted stock outstanding — January 1, 2005	333,333	$6.00
Granted	—	—
Forfeited	—	—

Restricted stock outstanding — December 31, 2005	333,333	6.00
Granted	83,333	15.00
Forfeited	—	—

Restricted stock outstanding — December 31, 2006	416,666	7.80
Granted	33,333	25.00
Forfeited	—	—

Restricted stock outstanding — December 31, 2007	449,999	$9.07

As of December 31, 2007, the number of restricted shares outstanding was 449,999 shares and there was $543,000 of total unrecognized compensation cost related to the unvested restricted stock, which is expected to be recognized over a weighted-average period of approximately 1 year. During the year ended December 31, 2007, 41,667 restricted shares vested, with a fair value of approximately $625,000.

Restricted Stock Units

During the year ended December 31, 2007, the Company granted 400,000 restricted stock units to certain officers and employees under the 2007 Plan. All restricted stock units vest over a four-year period. Under SFAS 123(R), the fair value of the Company’s restricted stock units is based on the grant-date fair market value of the common stock, which equals the grant date market price.

A summary of the restricted stock unit activity for the year ended December 31, 2007 is presented below:

		Weighted-
		Average
	Number of	Grant-Date
	Shares	Fair Value

Restricted stock units outstanding — January 1, 2007	—	$—
Granted	400,000	23.30
Forfeited	(5,000)	—

Restricted stock units outstanding — December 31, 2007	395,000	$23.30

The total fair value of grants during 2007 was $9.3 million. Compensation expense related to the restricted stock units during the year ended December 31, 2007 was $1.1 million, net of forfeitures. As of December 31, 2007, there were 395,000 units outstanding and total unrecognized compensation cost of $8.0 million, which is expected to be recognized over a weighted-average period of approximately two years. At December 31, 2007, none of these units were vested.

SAR Plan

The SAR Plan was adopted in January 2006 and provides for the granting of up to 166,666 stock appreciation rights. The stock appreciation rights generally vest ratably over four years and expire no later than ten years after the date of grant. The SAR Plan allows holders of these rights to share in the appreciation

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the fair value of the Company’s Class A common stock. Settlement of these rights will be in cash, but these rights may be replaced at the Company’s discretion with an equivalent number of nonqualified options.

The Company accounts for the SAR Plan grants under SFAS No. 123(R) and records these grants as liability awards, as settlement is anticipated to be in cash. The SARs are remeasured at fair value each reporting period until the awards are settled in accordance with SFAS No. 123(R). The fair value is determined in the same manner as a stock option granted under the Stock Option Plan using the same assumptions and option-pricing model to estimate the fair value. Compensation expense for each period until settlement is based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered at the reporting date) in the fair value for each reporting period. During the year ended December 31, 2007, no SARs were granted, 39,652 SARs were forfeited and 600 were exercised. For the year ended December 31, 2006, 167,685 SARs were granted between $15.00 and $18.00 and 21,131 were forfeited. The Company recorded $398,000 and $178,000, net of forfeitures, of share-based compensation expense for SARs grants for the years ended December 31, 2007 and 2006, respectively.

As of October 1, 2007, all outstanding SARs were converted to non-qualified stock options under the 2007 Plan. The SARs were converted to options at the fourth quarter remeasured fair value.

Warrants

During the year ended December 31, 2007, the Company issued 1,407,139 warrants at a weighted average exercise price of $37.99 to purchase the Company’s Class A common stock in connection with the acquisition of spectrum or assets. At December 31, 2007 there were 17,806,220 warrants outstanding and exercisable with a weighted average exercise price of $16.57.

A summary of warrant activity from January 1, 2005 to December 31, 2007 is presented below:

			Weighted
			Average
		Weighted-	Remaining
		Average	Contractual
	Number of	Exercise	Term
	Warrants	Price	(Years)

Warrants outstanding — January 1, 2005	1,099,508	$7.80	8.9

Granted	7,811,105	13.74
Exercised	—	—

Warrants outstanding — December 31, 2005	8,910,613	13.02	5.0

Granted	9,892,022	14.94
Exercised	—	—

Warrants outstanding — December 31, 2006	18,802,635	14.02	4.2

Granted	1,407,139	37.99
Exercised	(1,882,887)	7.59
Cancelled	(520,667)	15.00

Warrants outstanding — December 31, 2007	17,806,220	$16.57	3.65

Exercisable outstanding — December 31, 2007	17,806,220	$16.57	3.65

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of warrants granted is estimated on the date of grant using the Black-Scholes option pricing model using the following average assumptions for the years ended December 31, 2007 and 2006:

	Year Ended December 31,
	2007	2006	2005

Expected volatility	64.68% - 88.54%	73.76% - 88.54%	78.62% - 80.31%
Expected dividend yield	—	—	—
Contractual life (in years)	5-10	5-10	6
Risk-free interest rate	3.05% - 4.81%	3.05% - 5.16%	3.89% - 4.61%
Weighted average fair value per warrant at issuance date	$12.07	$9.84	$12.27

14.	Net Loss Per Share

Basic and diluted loss per share has been calculated in accordance with SFAS No. 128 for the years ended December 31, 2007, 2006 and 2005. As the Company had a net loss in each of the periods presented, basic and diluted net loss per common share are the same.

The computations of diluted loss per share for the years ended December 31, 2007, 2006 and 2005, did not include the effects of the following options, shares of nonvested restricted stock, restricted stock units and warrants as the inclusion of these securities would have been antidilutive.

	Year Ended December 31,
	2007	2006	2005

Stock options	14,249,467	11,270,405	7,952,858
Nonvested restricted stock	62,877	83,333	166,666
Restricted Stock Units	101,247	—	—
Warrants	18,064,035	18,802,635	8,910,613

	32,477,626	30,156,373	17,030,137

15.	Comprehensive Loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive income refers to revenue, expenses, gains and losses that under generally accepted accounting principles are recorded as an element of stockholders’ equity but are excluded from net loss. The Company’s other comprehensive income is comprised of foreign currency translation adjustments from the Company’s subsidiaries not using the U.S. dollar as their functional currency and unrealized gains and losses on marketable securities categorized as available-for-sale.

Total comprehensive loss was $717.1 million, $276.7 million, and $140.7 million for the years ended December 31, 2007, 2006 and 2005, respectively. The primary differences between net loss as reported and comprehensive loss are foreign currency translation adjustments and net unrealized losses from available-for-sale investments.

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of accumulated other comprehensive income were as follows (in thousands):

	December 31,
	2007	2006

Net unrealized loss on available-for-sale investments	$(7,292)	$(74)
Cumulative foreign currency translation adjustment	24,625	7,064

Total accumulated other comprehensive income	$17,333	$6,990

16.	Business Segments

The Company complies with the requirements of SFAS No. 131, which establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about its products, services, geographic areas and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance. Operating segments can be aggregated for segment reporting purposes so long as certain aggregation criteria are met. The Company defines the chief operating decision makers as its Chief Executive Officer, Chief Operating Officer and the Chief Financial Officer. As our business continues to mature, the Company assesses how it views and operates the business. As a result, in the fourth quarter of 2007, the Company was organized into two reportable business segments: the United States business and the International business.

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company reports business segment information as follows (in thousands):

	Year Ended December 31,
	2007	2006	2005

United States
Revenues	$122,906	$83,401	$32,025
Cost of goods and services (exclusive of items shown separately below)	94,541	61,145	22,165
Operating expenses	389,227	183,029	108,328
Depreciation and amortization	69,095	35,083	10,641

Total operating expenses	552,863	279,257	141,134

Operating loss	(429,957)	(195,856)	(109,109)
International
Revenues	28,534	16,780	1,429
Cost of goods and services (exclusive of items shown separately below)	12,740	8,967	1,404
Operating expenses	69,253	44,253	16,878
Depreciation and amortization	15,599	5,819	1,272

Total operating expenses	97,592	59,039	19,554

Operating loss	(69,058)	(42,259)	(18,125)

Total operating loss	(499,015)	(238,115)	(127,234)
Other income (expense)	(222,592)	(39,466)	(7,698)
Income tax provision	(5,427)	(2,981)	(1,459)
Minority interest in net loss of consolidated subsidiaries	4,244	1,503	387
Losses from equity investees	(4,676)	(5,144)	(3,946)

Net loss	$(727,466)	$(284,203)	$(139,950)

Capital expenditures
United States	$320,134	$168,607	$123,249
International	41,727	23,140	9,475

	$361,861	$191,747	$132,724

	December 31,
	2007	2006

Long-lived assets(a)
United States	$1,350,418	$661,444
International	150,555	103,782

	$1,500,973	$765,226

(a)	Consists of property, plant and equipment and prepaid spectrum and spectrum licenses attributable to the business segment.

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Related Party Transactions

Clearwire has a number of strategic and commercial relationships with third-parties that have had a significant impact on Clearwire’s business, operations and financial results. These relationships have been with Motorola, Intel, Hispanic Information and Telecommunications Network, Inc. (“HITN”), ISA, ISC and Bell, all of which are or have been related parties.

Relationships among Certain Stockholders, Directors, and Officers of Clearwire — As of December 31, 2007, ERH is the holder of approximately 65% of Clearwire’s outstanding Class B common stock and approximately 13% of Clearwire’s outstanding Class A common stock. Eagle River Inc. (“ERI”) is the manager of ERH. Each entity is controlled by Craig McCaw. Mr. McCaw and his affiliates have significant investments in other telecommunications businesses, some of which may compete with Clearwire currently or in the future. Mr. McCaw and his affiliates will likely continue to make additional investments in telecommunications businesses.

ERH also held 0% as of December 31, 2007 and 3.1% as of December 31, 2006 of the Company’s long-term debt as a result of the retirement of all senior secured notes on August 15, 2007 as described in Note 3. As of December 31, 2006, the notes held by ERH had a $23.0 million face value, or $19.3 million net of discounts for warrants. As of December 31, 2007 and December 31, 2006 ERH held a warrant entitling it to purchase 613,333 shares of the Company’s Class A common stock. The exercise price of the warrant is $15.00 per share. The Warrants expire in 2010.

In the years ended December 31, 2007, 2006 and 2005, ERH earned interest relating to the notes in the amount of $1.6 million, $4.1 million and $3.1 million, respectively. ERH received payments in the amount of $2.5 million and $3.8 million for accrued interest during the years ended December 31, 2007 and 2006. During the year ended December 31, 2005, there were no interest payments made.

Certain officers and directors of Clearwire provide additional services to ERH, ERI and their affiliates for which they are separately compensated by such entities. Any compensation paid to such individuals by ERH, ERI and/or their affiliates for their services is in addition to the compensation paid by Clearwire.

Advisory Services Agreement — Clearwire and ERI were parties to an Advisory Services Agreement, dated November 13, 2003 (the “Advisory Services Agreement”). Under the Advisory Services Agreement, ERI provided Clearwire with certain advisory and consulting services, including without limitation, advice as to the development, ownership and operation of communications services, advice concerning long-range planning and strategy for the development and growth of Clearwire, advice and support in connection with its dealings with federal, state and local regulatory authorities, advice regarding employment, retention and compensation of employees and assistance in short-term and long-term financial planning. The parties terminated this agreement effective January 31, 2007.

In exchange for the services, Clearwire historically paid ERI an annual advisory fee of $800,000 plus any out-of-pocket expenses incurred by ERI. The annual advisory fee covered certain overhead expenses incurred by ERI on behalf of Clearwire, including expenses related to providing administrative support and office space to Messrs. McCaw, the Company’s Chairman, and Wolff, the Company’s Chief Executive Officer, and compensation for services provided to Clearwire by certain personnel of ERI. During the years ended December 31, 2007, 2006 and 2005, the Company paid ERI fees of $67,000, $800,000 and $800,000, respectively, and expense reimbursements of $278,000, $949,000 and $296,000, respectively, under this agreement. Beginning February 2007, Mr. McCaw has received annual compensation directly from Clearwire in his capacity as the Company’s Chairman of $300,000 per year, plus expense reimbursements.

Pursuant to the origination of the Advisory Services Agreement in 2003, Clearwire also issued to ERH warrants to purchase 375,000 shares of the Company’s Class A common stock at an exercise price of

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$3.00 per share, which may be exercised any time within 10 years of the issuance of the warrants. As of December 31, 2007, the remaining life of the warrant was 5.9 years.

Nextel Undertaking — Clearwire and Mr. McCaw entered into an agreement and undertaking in November 2003, pursuant to which Clearwire agreed to comply with the terms of a separate agreement between Mr. McCaw and Nextel Communications, Inc. (“Nextel”), so long as the Company was a “controlled affiliate” of Mr. McCaw as defined therein, certain terms of which were effective until October 2006. Under the agreement with Mr. McCaw, Nextel had the right to swap certain channels of owned or leased Broadband Radio Service (“BRS”) or Educational Broadband Service (“EBS”) spectrum with entities controlled by Mr. McCaw, including Clearwire. While the agreement was still effective, Nextel notified the Company of its request to swap certain channels, which is currently pending. There were no payments made to Nextel under this agreement in the year ended December 31, 2007.

Intel Collaboration Agreement — On June 28, 2006, Clearwire entered into a collaboration agreement with Intel, to develop, deploy and market a co-branded mobile WiMAX service offering in the United States, that will target users of certain WiMAX enabled notebook computers, ultramobile PCs, and other mobile computing devices containing Intel microprocessors. Both parties have committed to make certain contributions to the development, promotion and marketing of this service, which will be available only over the Company’s mobile WiMAX network.

The Company and Intel have agreed to share the revenues received from subscribers using Intel mobile computing devices on the Company’s domestic mobile WiMAX network. Intel will also receive a one time fixed payment for each new Intel mobile computing device activated on the Company’s domestic mobile WiMAX network once the Company has successfully achieved substantial mobile WiMAX network coverage across the United States. Through December 31, 2007, Clearwire has not been required to make any payments to Intel under this agreement.

Motorola Agreements — Simultaneously with the sale of NextNet to Motorola, Clearwire and Motorola entered into commercial agreements pursuant to which the Company agreed to purchase certain infrastructure and supply inventory from Motorola. Under these agreements, Clearwire is committed to purchase no less than $150.0 million of network infrastructure equipment, modems, PC cards and other products from Motorola on or before August 29, 2008, subject to Motorola continuing to satisfy certain performance requirements and other conditions. The Company is also committed to purchase certain types of network infrastructure products, modems and PC cards it provides to its subscribers exclusively from Motorola for a period of five years and, thereafter, 51% until the term of the agreement is completed on August 29, 2014, as long as certain conditions are satisfied. For the years ended December 30, 2007 and 2006 total purchases from Motorola under these agreements were $73.0 million and $25.4 million, respectively. The remaining commitment was $51.6 million at December 31, 2007.

HITN and its Affiliates — During 2004, the Company entered into two agreements with ITFS Spectrum Advisors, LLC (“ISA”) and ITFS Spectrum Consultants LLS (“ISC”). The founder and president of HITN was formerly a member of Clearwire’s Board of Directors and is an owner of ISA and ISC, which are also affiliates of HITN. The agreements provided for payment to be provided to ISA and ISC in the form of warrants to purchase additional shares of Class A common stock in exchange for ISA and ISC providing opportunities for Clearwire to purchase or lease additional spectrum. Each of the agreements specifies a maximum consideration available under the agreement and, in 2005, the maximum consideration under the agreement with ISA was reached.

For the years ended December 31, 2007 and 2006, ISC earned approximately $181,000 and $400,000, respectively. During 2007 and 2006, $181,000 and $65,000 was paid in cash, respectively, and warrants to purchase 7,138 and 18,973 shares of Class A common stock, valued at $116,000 and $196,000, were issued,

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

respectively. The maximum consideration under the agreement with ISC was reached in 2007. As of December 31, 2007 there was no payable remaining related to these agreements.

Agreements with Bell Canada — In March 2005, Bell, a Canadian telecommunications company which is a subsidiary of BCE purchased 8,333,333 shares of Clearwire’s Class A common stock for $100.0 million. At the time of the investment, Bell and BCE Nexxia, an affiliate of Bell, entered into a Master Supply Agreement (“Master Supply Agreement”) dated March 16, 2005 with Clearwire. Under the Master Supply Agreement, Bell and BCE Nexxia provide or arrange for the provision of hardware, software, procurement services, management services and other components necessary for Clearwire to provide VoIP services to their subscribers in the United States and provide day-to-day management and operation of the components and services necessary for Clearwire to provide these VoIP services. Clearwire will pay to Bell Canada or BCE Nexxia a flat fee for each new subscriber of its VoIP telephony services. Clearwire has agreed to use Bell Canada and BCE Nexxia exclusively to provide such service unless such agreement violates the rights of third parties under its existing agreements. Total fees paid for new subscribers under the Master Supply Agreement were $112,000, $0 and $0 for the years ended December 31, 2007, 2006 and 2005, respectively. Amounts paid for supplies, equipment and other services purchased through Bell Canada or BCE were $6.0 million, $7.5 million and $15.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. The Master Supply Agreement can be terminated for convenience on twelve months notice by either party at any time beginning on or after October 1, 2007. On October 29, 2007, the Company delivered a notice of termination of the Master Supply Agreement to BCE Nexxia and the agreement should terminate on October 29, 2008 unless it is extended by the parties.

As required under the Master Supply Agreement with Bell and BCE Nexxia and in order to assist funding capital expenses and start-up costs associated with the deployment of VoIP services, BCE agreed to make available to Clearwire financing in the amount of $10.0 million. BCE funded the entire amount on June 7, 2006. The loan is secured by a security interest in the telecommunications equipment and property related to VoIP and bears interest at 7.00% per annum and is due and payable in full on July 19, 2008.

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Quarterly Financial Information (unaudited)

Summarized quarterly financial information for the years ended December 31, 2007 and 2006 is as follows (in thousands, except per share data):

	First	Second	Third	Fourth	Year Ended
	Quarter	Quarter	Quarter(2)	Quarter	December 31,

2007
Total revenues	$29,275	$35,484	$41,297	$45,384	$151,440
Gross profit(1)	12,540	12,171	12,029	7,419	44,159
Operating loss	(86,189)	(110,319)	(142,526)	(159,981)	(499,015)
Net loss	(92,635)	(118,085)	(328,637)	(188,109)	(727,466)
Net loss per common share, basic and diluted	$(0.64)	$(0.72)	$(2.01)	$(1.15)	$(4.58)
2006
Total revenues	$22,748	$26,791	$26,899	$23,743	$100,181
Gross profit(1)	8,886	5,683	8,196	7,304	30,069
Operating loss	(45,150)	(61,336)	(42,979)	(88,650)	(238,115)
Net loss	(55,279)	(76,809)	(59,763)	(92,352)	(284,203)
Net loss per common share, basic and diluted	$(0.73)	$(1.01)	$(0.61)	$(0.67)	$(2.93)

(1)	Gross profit excludes a portion of depreciation and amortization included in operating loss.

(2)	In connection with the retirement of the $620.7 million senior secured notes due 2010 and the repayment of the $125.0 million term loan, the Company recorded a $159.2 million loss on extinguishment of debt, which was primarily due to the write-off of the unamortized portion of the proceeds allocated to the warrants originally issued in connection with the senior secured notes and the related deferred financing costs.

19.	Subsequent Events

Interest Rate Swaps

In January 2008, the Company entered into two interest rate swaps to hedge its forward three-month LIBOR indexed variable interest payments in an effort to reduce interest expense. The first swap was entered on January 4, 2008, effective March 5, 2008, to pay a fixed rate of 3.6225% and to receive the three-month LIBOR on a notional value of $300.0 million for three years. The second swap was entered on January 7, 2008, effective March 5, 2008, to pay a fixed rate of 3.5% and to receive the three-month LIBOR on a notional value of $300.0 million for two years. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), its amendments and related guidance, the Company will treat the interest rate swaps as “cash-flow hedges” and will record the fair value of the swaps at the end of each calendar quarter, starting March 31, 2008.

CLEARWIRE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2008	2007
	(Unaudited)
	(In thousands, except share and per share data)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$349,350	$876,752
Short-term investments	178,737	67,012
Restricted cash	1,183	1,077
Accounts receivable, net of allowance of $1,234 and $787	4,818	3,677
Notes receivable, short-term	1,500	2,134
Inventory	3,258	2,312
Prepaids and other assets	32,117	36,748

Total current assets	570,963	989,712
Property, plant and equipment, net	632,766	572,329
Restricted cash	9,595	11,603
Long-term investments	64,766	88,632
Notes receivable, long-term	5,214	4,700
Prepaid spectrum license fees	519,201	457,741
Spectrum licenses and other intangible assets, net	495,894	480,003
Goodwill	38,763	35,666
Investments in equity investees	12,288	14,602
Other assets	29,239	30,981

TOTAL ASSETS	$2,378,689	$2,685,969

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$101,359	$102,449
Deferred rent-current	606	24,805
Deferred revenue	11,985	10,010
Current portion of long-term debt	22,500	22,500

Total current liabilities	136,450	159,764
Long-term debt	1,228,125	1,234,375
Deferred tax liabilities	45,986	43,107
Other long-term liabilities	124,511	71,385

Total liabilities	1,535,072	1,508,631
MINORITY INTEREST	11,499	13,506
COMMITMENTS AND CONTINGENCIES (NOTE 11)
STOCKHOLDERS’ EQUITY
Preferred stock, par value $0.0001, 5,000,000 shares authorized; no shares issued or outstanding
Common stock, par value $0.0001, and additional paid-in capital, 350,000,000 shares authorized; Class A, 135,676,636 and 135,567,269 shares issued and outstanding	2,122,660	2,098,155
Class B, 28,596,685 shares issued and outstanding	234,376	234,376
Accumulated other comprehensive income, net	36,557	17,333
Accumulated deficit	(1,561,475)	(1,186,032)

Total stockholders’ equity	832,118	1,163,832

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,378,689	$2,685,969

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

CLEARWIRE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
	(Unaudited)
	(In thousands, except per share data)

REVENUES	$58,563	$35,484	$110,091	$64,759
OPERATING EXPENSES:
Cost of goods and services (exclusive of a portion of depreciation and amortization shown below)	42,193	23,313	80,367	40,048
Selling, general and administrative expense	94,769	87,375	193,878	156,032
Transaction related expenses	10,224	—	10,224	—
Research and development	593	578	1,030	1,023
Depreciation and amortization	28,901	19,714	56,986	35,899
Spectrum lease expense	28,522	14,823	64,207	28,265

Total operating expenses	205,202	145,803	406,692	261,267

OPERATING LOSS	(146,639)	(110,319)	(296,601)	(196,508)
OTHER INCOME (EXPENSE):
Interest income	3,829	18,820	12,298	35,410
Interest expense	(25,711)	(23,511)	(54,305)	(47,729)
Foreign currency gains (losses), net	166	(101)	691	(68)
Other-than-temporary impairment loss and realized loss on investments	(27,918)	—	(32,767)	—
Other income (expense), net	(866)	(734)	(1,209)	1,744

Total other expense, net	(50,500)	(5,526)	(75,292)	(10,643)

LOSS BEFORE INCOME TAXES, MINORITY INTEREST AND LOSSES FROM EQUITY INVESTEES	(197,139)	(115,845)	(371,893)	(207,151)
Income tax provision	(1,668)	(2,126)	(3,584)	(2,729)

LOSS BEFORE MINORITY INTEREST AND LOSSES FROM EQUITY INVESTEES	(198,807)	(117,971)	(375,477)	(209,880)
Minority interest in net loss of consolidated subsidiaries	1,108	1,075	2,345	1,967
Losses from equity investees	(1,355)	(1,189)	(2,311)	(2,807)

NET LOSS	$(199,054)	$(118,085)	$(375,443)	$(210,720)

Net loss per common share, basic and diluted	$(1.21)	$(0.72)	$(2.29)	$(1.37)

Weighted average common shares outstanding, basic and diluted	164,129	163,276	164,096	153,561

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

CLEARWIRE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the
	Six Months Ended
	June 30,
	2008	2007
	(Unaudited)
	(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(375,443)	$(210,720)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for uncollectible accounts	2,968	2,120
Depreciation and amortization	56,985	35,899
Amortization of prepaid spectrum license fees	21,117	5,347
Amortization of deferred financing costs and accretion of debt discount	3,186	14,409
Share-based compensation	23,744	18,202
Other-than-temporary impairment loss on investments	32,767	—
Deferred income taxes	3,582	2,702
Non-cash interest on swaps	1,208	—
Minority interest	(2,345)	(1,967)
Losses from equity investees, net	1,719	2,807
Loss (gain) on other asset disposals	5,556	(5)
Impairment of equity investment	1,397	—
Gain on sale of equity investment	—	(2,213)
Changes in assets and liabilities, net:
Prepaid spectrum license fees	(79,819)	(172,272)
Inventory	(1,144)	(273)
Accounts receivable	(3,945)	(2,609)
Prepaids and other assets	(5,956)	(12,262)
Accounts payable	(1,111)	20,864
Accrued expenses and other liabilities	34,289	19,332

Net cash used in operating activities	(281,245)	(280,639)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(115,390)	(164,604)
Payments for acquisitions of spectrum licenses and other	(13,719)	(194,830)
Purchases of available-for-sale investments	(248,792)	(1,064,121)
Sales or maturities of available-for-sale investments	137,007	1,051,358
Investments in equity investees	(760)	(5,293)
Restricted cash	1,902	(975)
Restricted investments	—	33,729
Business acquisitions, net of cash acquired	—	(7,067)
Proceeds from sale of equity investment and other assets	—	2,250

Net cash used in investing activities	(239,752)	(349,553)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock for IPO and other, net	—	556,005
Proceeds from issuance of common stock for option and warrant exercises	785	2,182
Principal payments on long-term debt	(6,250)	(937)
Contributions from minority interests	—	15,000

Net cash (used in) provided by financing activities	(5,465)	572,250
Effect of foreign currency exchange rates on cash and cash equivalents	(940)	(50)

Net decrease in cash and cash equivalents	(527,402)	(57,992)
CASH AND CASH EQUIVALENTS:
Beginning of period	876,752	438,030

End of period	$349,350	$380,038

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$—	$26
Cash paid for interest	61,082	42,961
NON-CASH INVESTING AND FINANCING ACTIVITIES
Common stock and warrants issued for spectrum licenses	$—	$21,379
Common stock and warrants issued for business acquisitions	—	15
Cashless option exercises	—	503
Fixed asset purchases in accounts payable	1,376	6,930
Non-cash dividends to related party	—	1,063

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

CLEARWIRE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

	Class A		Class B		Accumulated
	Common Stock, Warrants and		Common Stock and		Other		Total
	Additional Paid in Capital		Additional Paid in Capital		Comprehensive	Accumulated	Stockholders’
	Shares	Amounts	Shares	Amounts	Income	Deficit	Equity
	(Unaudited)
	(In thousands)

Balances at January 1, 2008	135,567	$2,098,155	28,597	$234,376	$17,333	$(1,186,032)	$1,163,832
Net loss	—	—	—	—	—	(375,443)	(375,443)
Foreign currency translation adjustment	—	—	—	—	12,559	—	12,559
Unrealized loss on investments	—	—	—	—	(25,431)	—	(25,431)
Reclassification adjustment for other-than- temporary impairment loss on investments	—	—	—	—	32,767	—	32,767
Unrealized loss on hedge activity	—	—	—	—	(671)	—	(671)
Options and warrants exercised	110	785	—	—	—	—	785
Share-based compensation	—	23,720	—	—	—	—	23,720

Balances at June 30, 2008	135,677	$2,122,660	28,597	$234,376	$36,557	$(1,561,475)	$832,118

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.	Description of Business and Basis of Presentation

The Business

The condensed consolidated financial statements include the accounts of Clearwire Corporation, a Delaware corporation, and our wholly-owned and majority-owned or controlled subsidiaries (collectively “Clearwire”). We were formed on October 27, 2003. We are an international provider of high speed wireless broadband services to individuals, small businesses, and others in a number of markets through our advanced network. As of June 30, 2008, we offered our services in 46 markets throughout the United States and four markets internationally.

Business Segments

We comply with the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS No. 131”), which establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about its products, services, geographic areas and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance. Operating segments can be aggregated for segment reporting purposes so long as certain aggregation criteria are met. We define the chief operating decision makers as our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. See Note 15, Business Segments, for additional discussion.

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and note disclosures normally included in annual financial statements have been condensed or omitted for interim financial information in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2007 (“Form 10-K”). In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments and accruals, necessary for a fair presentation of our financial condition, results of operations and cash flows for the periods presented.

Principles of Consolidation — The condensed consolidated financial statements include all of the assets, liabilities and results of operations of our wholly-owned and majority-owned or controlled subsidiaries. Investments in entities that we do not control, but for which we have the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. All intercompany transactions are eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates are based on historical experience, current conditions and various other assumptions believed to be reasonable under the circumstances. The estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources, as well as identifying and assessing appropriate accrual and disclosure treatment with respect to commitments and contingencies. Actual results may differ materially from these estimates. To

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the extent that there are material differences between these estimates and actual results, the presentation of the financial condition or results of operations may be affected.

Significant estimates inherent in the preparation of the accompanying financial statements include the valuation of investments, the valuation of derivative instruments, allowance for doubtful accounts, depreciation, long-lived assets, goodwill and intangible assets, including spectrum, share-based compensation, and our deferred tax asset valuation allowance.

2.	Significant Accounting Policies

Significant Accounting Policies — Other than the adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”) and SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), discussed below, there have been no significant changes in our significant accounting policies during the six months ended June 30, 2008 as compared to the significant accounting policies described in our Annual Report on Form 10-K for the year ended December 31, 2007.

Derivative Instruments

During the first quarter of 2008 we adopted SFAS No. 133 when we began hedging the LIBOR rate. SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by SFAS No. 133, we record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. To qualify for hedge accounting, we must comply with the detailed rules and strict documentation requirements at the inception of the hedge, and hedge effectiveness is assessed at inception and periodically throughout the life of each hedging relationship. Hedge ineffectiveness, if any, is also measured periodically throughout the life of the hedging relationship.

In the normal course of business, we are exposed to the effect of interest rate changes. We have limited our exposure by adopting established risk management policies and procedures including the use of derivatives. It is our policy that derivative transactions are executed only to manage exposures arising in the normal course of business and not for the purpose of creating speculative positions or trading.

All derivatives are recorded at fair value on the balance sheet as either assets or liabilities. Each derivative is designated as either a cash flow hedge or a fair value hedge, or remains undesignated. Currently, we only have derivatives that are designated as cash flow hedges and which are effective. Changes in the fair value of derivatives that are designated and effective as cash flow hedges are recorded in other comprehensive income and reclassified to the statement of operations when the effects of the item being hedged are recognized.

All designated hedges are formally documented as to the relationship with the hedged item as well as the risk management strategy. Both at inception and on an ongoing basis, the hedging instrument is assessed as to its effectiveness. If and when a derivative is determined not to be highly effective as a hedge, or the underlying hedged transaction is no longer likely to occur, or the derivative is terminated, any changes in the derivative’s fair value, that will not be effective as an offset to the income effects of the item being hedged, will be recognized currently in the statement of operations.

To determine the fair value of derivative instruments, we use a method with various assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including most derivatives, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost and termination cost are used to determine fair value.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized. See Note 9, Derivative Instruments and Hedging Activities, for additional information regarding our derivative transactions.

Financial Instruments

We adopted SFAS No. 157 on January 1, 2008 for our financial assets and liabilities. SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. In accordance with Financial Accounting Standards Board Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (FSP 157-2), we will defer the adoption of SFAS No. 157 for our nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, we use various methods including market, income and cost approaches. Based on these approaches, we utilize certain inputs and assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These inputs can be readily observable, market corroborated, or generally unobservable inputs. We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques we are required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1:  Quoted market prices in active markets for identical assets or liabilities.

Level 2:  Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3:  Unobservable inputs that are not corroborated by market data.

See Note 10, Fair Value Measurements, for further information regarding fair value measurements and our adoption of the provisions of SFAS No. 157.

Recent Accounting Pronouncements

SFAS No. 141(R) — In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS No. 141(R)”). In SFAS No. 141(R), the FASB retained the fundamental requirements of SFAS No. 141 to account for all business combinations using the acquisition method (formerly the purchase method) and for an acquiring entity to be identified in all business combinations. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires transaction costs to be expensed as incurred; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) is effective for annual periods beginning on or after December 15, 2008. Accordingly, any business combinations we engage in will be recorded and disclosed following existing GAAP until January 1, 2009. We expect SFAS No. 141(R) will have an impact on our consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions we consummate after the effective date.

SFAS No. 159 — In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”).

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (“fair value option”) and to report in earnings unrealized gains and losses on those items for which the fair value option has been elected. SFAS No. 159 also requires entities to display the fair value of those financial assets and liabilities on the face of the balance sheet and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of financial assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We have not adopted the fair value option for any financial assets or liabilities and, accordingly, the adoption of SFAS No. 159 did not have an impact on our condensed consolidated financial statements.

SFAS No. 160 — In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS No. 160”). SFAS No. 160 amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, and requires all entities to report noncontrolling (minority) interests in subsidiaries within equity in the consolidated financial statements, but separate from the parent shareholders’ equity. SFAS No. 160 also requires any acquisitions or dispositions of noncontrolling interests that do not result in a change of control to be accounted for as equity transactions. Further, SFAS No. 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS No. 160 is effective for annual periods beginning on or after December 15, 2008. We are currently evaluating the impact of this pronouncement on our financial statements.

SFAS No. 161 — In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”). SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We are currently evaluating the impact of this pronouncement on our financial statements.

FSP No. 142-3 — In April 2008, the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP No. 142-3”). FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). The FSP is intended to improve the consistency between the useful life of an intangible asset determined under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141, Business Combinations (“SFAS No. 141”), and other US GAAP. FSP No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are currently assessing whether the adoption of FSP No. 142-3 will have a material impact on our financial statements.

3.	Strategic Transaction

On May 7, 2008, we entered into a Transaction Agreement and Plan of Merger (the “Transaction Agreement”) with Sprint Nextel Corporation (“Sprint”) to form a new public wireless communications company (“New Clearwire”). Under the Transaction Agreement, we will merge with and into a wholly owned subsidiary of a newly formed LLC (“Clearwire Communications”) that will consolidate into New Clearwire. Sprint will contribute its spectrum and certain other assets associated with its WiMAX operations (the “Sprint Assets”), preliminarily valued at approximately $7.4 billion based on the target price of $20 per share, into a separate wholly owned subsidiary of Clearwire Communications. Following the merger and contribution of the Sprint Assets, Intel Corporation, (“Intel”), Google Inc., (“Google”), Comcast Corporation, (“Comcast”), Time Warner Cable Inc., (“Time Warner Cable”), and Bright House Networks, LLC, (“Bright House”) will invest a

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

total of $3.2 billion into New Clearwire or Clearwire Communications, as applicable. We refer to Intel, Google, Comcast, Time Warner Cable and Bright House as the “Investors.”

In the merger, each share of our Class A Common Stock will be converted into the right to receive one share of Class A Common Stock of New Clearwire, which shares are entitled to one vote per share and each option and warrant to purchase shares of our Class A Common Stock will be converted into one option or warrant, as applicable, to purchase the same number of shares of the Class A Common Stock of New Clearwire.

The Investors will initially receive Class A or Class B stock in New Clearwire and non-voting equity interests in Clearwire Communications, as applicable, based upon a $20 per share purchase price, that is subject to post-closing adjustment based upon the trading prices of New Clearwire Class A common stock on the NASDAQ Stock Market over 15 randomly selected trading days during the 30-trading day period ending on the 90th day after the closing date. The final price per share will be based upon the volume weighted average price on such days and is subject to a cap of $23.00 per share and a floor of $17.00 per share. The aggregate number of shares and/or non-voting equity interests each Investor receives from its investment in New Clearwire and Clearwire Communications, respectively, will be equal to its investment amount divided by such price per share. In a separate transaction to occur 90 days after closing, CW Investment Holdings will invest $10 million in the purchase of shares of Class A common stock on the same pricing terms as the other investors. Upon completion of the proposed transaction, Sprint will own the largest stake in the new company with approximately 51% equity ownership on a fully diluted basis assuming an investment price of $20.00 per share. The existing Clearwire stockholders will own approximately 27% and the new strategic investors, as a group, will be acquiring approximately 22% for their investment of $3.2 billion, both on a fully diluted basis assuming an investment price of $20.00 per share.

In connection with our entering into the Transaction Agreement, we also expect to enter into several commercial agreements with Sprint and the Investors relating to, among other things, (i) the bundling and reselling of New Clearwire’s WiMAX service and Sprint’s third generation wireless services, (ii) the embedding of WiMAX chips into various devices, and (iii) the development of Internet services and protocols.

Consummation of the Transactions are subject to various conditions, including the approval and adoption of the Transaction Agreement by our stockholders, the maintenance by Sprint and us of a minimum number of MHz-POPs coverage from our combined spectrum holdings, the effectiveness of a registration statement relating to the registration of the Class A Common Stock of New Clearwire, the receipt of the consent of the Federal Communications Commission to certain of the Transactions, the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR”) (which expired on July 11, 2008), and other customary closing conditions. The parties expect the Transaction Agreement to close during the fourth quarter of 2008.

The Transaction Agreement contains certain termination rights for Sprint, the Investors and us. In the event the Transaction Agreement is terminated due to an adverse change in our Board’s recommendation to our stockholders to approve the Transactions in order to allow us to proceed with an alternative acquisition, as a result of our failure to close the Transactions within 12 months of the date of the Transaction Agreement if an alternative acquisition proposal is made prior to our stockholders’ meeting to vote on the Transactions and we enter into an alternative acquisition within 12 months following the termination or solely due to our material breach of a covenant in the Transaction Agreement, we would be required to pay Sprint a termination fee of $60.0 million.

For the three and six months ended June 30, 2008, we expensed $10.2 million of costs associated with the Transaction Agreement.

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Investments

Investments consist of the following (in thousands):

	June 30, 2008				December 31, 2007
		Gross Unrealized		Fair		Gross Unrealized		Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value

Short-term
Commercial paper in structured investment vehicles	$4,100	$—	$—	$4,100	$7,500	$—	$—	$7,500
Corporate bonds	—	—	—	—	7,970	15	—	7,985
US Government and Agency Issues	174,593	45	(1)	174,637	51,544	3	(20)	51,527

Total	$178,693	$45	$(1)	$178,737	$67,014	$18	$(20)	$67,012

Long-term
Auction rate securities	$64,766	$—	$—	$64,766	$95,922	$—	$(7,290)	$88,632

Total	$64,766	$—	$—	$64,766	$95,922	$—	$(7,290)	$88,632

Total Investments	$243,459	$45	$(1)	$243,503	$162,936	$18	$(7,310)	$155,644

Marketable debt securities that are available for current operations are classified as short-term available-for-sale investments, and are stated at fair value. Auction rate securities without readily determinable market values are classified as long-term available-for-sale investments and are stated at fair value. Unrealized gains and losses that are deemed temporary are recorded as a separate component of accumulated other comprehensive income (loss). Realized losses are recognized when a decline in fair value is determined to be other-than-temporary, and both realized gains and losses are determined on the basis of the specific identification method.

At June 30, 2008, we held available-for-sale short-term and long-term investments with a fair value and cost of $243.5 million. During the three and six months ended June 30, 2008, we incurred other-than-temporary impairment losses of $28.0 million and $32.8 million, respectively, related to a decline in the estimated fair values of our investment securities. There were no realized gains or losses from sales of investments during the three and six months ended June 30, 2008.

We estimated the fair value of securities without quoted market values using internally generated pricing models that require various inputs and assumptions. In estimating fair values of these securities, we utilize certain inputs and assumptions that market participants would use in pricing the investment, including assumptions about risk. We maximize the use of observable inputs to the pricing models where available and reliable. We use certain unobservable inputs that cannot be validated by reference to a readily observable market or exchange data and rely, to a certain extent, on management’s own judgment about the assumptions that market participants would use in pricing the security. In these instances, fair value is determined by analysis of historical and forecasted cash flows, default probabilities and recovery rates, time value of money and discount rates considered appropriate given the level of risk in the security and associated investor yield requirements. Our internally generated pricing models require us to use judgment in interpreting relevant market data, matters of uncertainty and matters that are inherently subjective in nature. The use of different judgments and assumptions could result in different fair values and security prices could change significantly based on market conditions. These internally derived values are compared to independent values received from brokers.

Auction rate securities are variable rate debt instruments whose interest rates are normally reset approximately every 30 or 90 days through an auction process. The auction rate securities are classified as available-for-sale and are recorded at fair value. Beginning in August 2007, the auctions failed to attract buyers and sell orders could not be filled. Current market conditions are such that we are unable to estimate

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

when the auctions will resume. When an auction fails, the security resets to a maximum rate as determined in the security documents. These rates vary from LIBOR + 84 basis points to LIBOR + 100 basis points. Refer to Note 10-Fair Value Measurements-Investment Securities for more information. While we continue to earn interest on these investments at the maximum contractual rate, until the auctions resume, the investments are not liquid. We may not have access to these funds until a future auction on these investments is successful, a secondary market develops for these securities, or the underlying collateral matures. Certain of these securities are perpetual securities with no maturity date and the others mature in 2033 and 2034. The estimated fair value of these auction rate securities no longer approximates cost and we have recorded other-than-temporary impairment losses on our auction rate securities of $27.8 million and $31.1 million for the three and six months ended June 30, 2008.

Our investments in auction rate securities represent interests in collateralized debt obligations supported by preferred equity securities of insurance companies and financial institutions with a stated final maturity date of 2033 and 2034. We also own auction rate securities that are asset backed capital commitment securities supported by high grade, short-term commercial paper and a put option from a monoline insurance company and these securities are perpetual and do not have a final stated maturity. These CDO securities were rated AAA/Aaa or AA/Aa by Standard & Poors and the equivalent at Moody’s rating services at the time of purchase and their ratings have not changed as of June 30, 2008. With regards to the asset backed capital commitment securities, Standard & Poors and Moody’s have downgraded these securities from AA/Aa to A1/A3, respectively, during the three months ended June 30, 2008.

As issuers and counterparties to our investments announce financial results in the coming quarters and given current market volatility, it is possible that we may record additional other-than-temporary impairments as realized losses. We will continue to monitor our investments for substantive changes in relevant market conditions, substantive changes in the financial condition and performance of the investments’ issuers and other substantive changes in these investments that may impact their valuation.

Current market conditions do not allow us to estimate when the auctions for our auction rate securities will resume, if ever, or if a secondary market will develop for these securities. As a result, our auction-rate securities are classified as long-term investments.

In addition to the above mentioned securities, we hold one commercial paper security issued by a structured investment vehicle that defaulted in January 2008 and was placed into receivership. The issuer invests in residential and commercial mortgages and other structured credits including sub-prime mortgages. At June 30, 2008, the estimated fair value of this security was $4.1 million based on the pending resolution of the receivership and expected proceeds upon completion of this process. During the three and six months ended June 30, 2008, we recognized other-than-temporary impairment losses of $90,000 and $1.6 million, respectively, related to this commercial paper security. On July 23, 2008, we received from the trustee of the receivership approximately $3.8 million of the total amount expected to be received.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.  Property, Plant and Equipment

Property, plant and equipment consisted of the following (in thousands):

	June 30,	December 31,
	2008	2007

Network and base station equipment	$342,680	$305,635
Customer premise equipment	104,015	89,120
Furniture, fixtures and equipment	61,720	55,548
Leasehold improvements	14,506	13,488
Construction in progress	286,603	233,120

	809,524	696,911
Less: accumulated depreciation and amortization	(176,758)	(124,582)

	$632,766	$572,329

We follow the provisions of SFAS No. 34, Capitalization of Interest Cost, with respect to our owned FCC licenses and the related construction of our network infrastructure assets. Interest capitalized was as follows (in thousands):

Three Months Ended		Six Months Ended
June 30,		June 30,
2008	2007	2008	2007

$5,606	$7,586	$11,354	$12,590

Depreciation and amortization expense related to property, plant and equipment was as follows (in thousands):

Three Months Ended		Six Months Ended
June 30,		June 30,
2008	2007	2008	2007

$27,545	$18,971	$53,686	$33,920

6.	Spectrum Licenses, Goodwill, and Other Intangible Assets

Purchased Spectrum Rights and other intangibles — Spectrum licenses, which are issued on both a site-specific and a wide-area basis, authorize wireless carriers to use radio frequency spectrum to provide service to certain geographical areas in the United States and internationally. These licenses are generally acquired by us as an asset purchase or through a business combination. In some cases, we acquire licenses directly from the governmental authority in the applicable country. They are considered indefinite-lived intangible assets, except for the licenses acquired in Poland, Spain, Germany and Romania, which are considered definite-lived intangible assets due to limited license renewal history within these countries.

Consideration relating to purchased spectrum rights consisted of the following (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

Cash	$608	$184,311	$13,719	$194,661
Stock/Warrants	—	—	—	4,200

Total	$608	$184,311	$13,719	$198,861

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amortization relating to spectrum licenses and other intangibles was as follows (in thousands):

Three Months Ended		Six Months Ended
June 30,		June 30,
2008	2007	2008	2007

$1,275	$742	$3,141	$1,979

Prepaid Spectrum License Fees — We also lease spectrum from third parties who hold the spectrum licenses. These leases are accounted for as executory contracts, which are treated like operating leases. Consideration paid to third-party holders of these leased licenses at the inception of a lease agreement is accounted for as prepaid spectrum license fees and is expensed over the term of the lease agreement, including expected renewal terms, as applicable.

Consideration relating to prepaid spectrum license fees consisted of the following (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

Cash	$40,005	$127,873	$79,819	$171,135
Stock/Warrants	—	—	—	17,063

Total	$40,005	$127,873	$79,819	$188,198

Amortization relating to prepaid spectrum license fees was as follows (in thousands):

Three Months Ended		Six Months Ended
June 30,		June 30,
2008	2007	2008	2007

$7,404	$2,555	$21,117	$5,329

7.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following (in thousands):

	June 30,	December 31,
	2008	2007

Accounts payable	$44,673	$47,865
Accrued interest	11,760	11,643
Salaries and benefits	17,041	17,697
Business and income taxes payable	7,191	9,299
Other	20,694	15,945

	$101,359	$102,449

8.	Income Taxes

Management has reviewed the facts and circumstances, including the history of net operating losses and projected future tax losses, and determined that it is appropriate to record a valuation allowance against a substantial portion of our deferred tax assets. The remaining deferred tax asset will be reduced by schedulable deferred tax liabilities. The net deferred tax liabilities are related to certain intangible assets, including certain spectrum assets, which are not amortized for book purposes.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Derivative Instruments and Hedging Activities

During the first quarter of 2008 we entered into two interest rate swap contracts with two year and three year terms. We currently have variable rate debt tied to 3-month LIBOR in excess of the $600 million notional amount of interest rate contracts outstanding and Clearwire expects this condition to persist throughout the term of the contracts. In accordance with SFAS No. 133, we designated the interest rate swap agreements as cash flow hedges. At inception, the swap agreements had a fair value of zero.

The following table sets forth information regarding our interest rate hedge contracts as of June 30, 2008 (in thousands):

	Notional		Receive	Pay	Fair Market
Type of Hedge	Amount	Maturity Date	Index Rate	Fixed Rate	Value

Swap	$300,000	3/5/2010	3-month LIBOR	3.50%	$(1,788)
Swap	$300,000	3/5/2011	3-month LIBOR	3.62%	$747

The fair value of one of the interest rate swaps is reported as an other long-term asset, and one is reported as an other long-term liability on our condensed consolidated balance sheet at June 30, 2008. Per the guidance of SFAS No. 157, we computed the fair value of the swaps using observed LIBOR rates and market interest rate swap curves which are deemed as Level 2 inputs in the fair value hierarchy. The effective portion of changes in the fair value of the swaps are initially reported in other comprehensive income and subsequently reclassified to earnings (“interest expense”) when the hedged transactions affect earnings. Ineffectiveness resulting from the hedge is recorded in the condensed consolidated statement of operations as part of other income or expense. We also monitor the risk of counterparty default on an ongoing basis.

As of June 30, 2008, the interest rate swaps had a fair value loss of $1.9 million, which is included in “Other Long-Term Liabilities” on our condensed consolidated balance sheet at June 30, 2008. The change in net unrealized gains/losses on cash flow hedges reported in accumulated other comprehensive income was a net $13.8 million gain and a net $671,000 loss during three and six months ended June 30, 2008, respectively. Net settlements made to counterparties under interest rate hedge contracts was $839,000 during the three and six months ended June 30, 2008.

The change in net unrealized losses on cash flow hedges reflects reclassifications of $971,000 and $1.2 million of net unrealized losses from accumulated other comprehensive income to interest expense during the three and six months ended June 30, 2008, respectively. Amounts reported in accumulated other comprehensive income related to the interest rate swaps will be reclassified to interest expense as interest payments are made on the 3-month LIBOR variable-rate financing. We expect that the effective portion of the change in the fair value of the swaps recorded in accumulated other comprehensive income at June 30, 2008, which will be reclassified as interest expense within the next 12 months, will be approximately $5.4 million.

We designate all derivatives as cash flow hedges. No derivatives were designated as fair value hedges or undesignated. Additionally, we did not use derivatives for trading or speculative purposes. For the three and six months ended June 30, 2008, we had no hedge ineffectiveness which required us to report other income or loss in the condensed consolidated statement of operations.

10.	Fair Value Measurements

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, we use various methods including market, income and cost approaches. Based on these approaches, we utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. Based on the observability of the inputs used in the valuation techniques we are required to provide the following information according to the fair value hierarchy. The fair value

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and debt instruments carried at fair value will be classified and disclosed in one of the following three categories:

Level 1:  Quoted market prices in active markets for identical assets or liabilities.

Level 2:  Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3:  Unobservable inputs that are not corroborated by market data.

In accordance with SFAS No. 157, it is our practice to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. When available, we use quoted market prices to measure fair value. If listed prices or quotes are not available, fair value is based upon internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to interest rate yield curves, volatilities, equity or debt prices, and credit curves. We utilize certain assumptions that market participants would use in pricing the financial instrument, including assumptions about risk. The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market parameters. For financial instruments that trade actively and have quoted market prices or observable market parameters, there is minimal subjectivity involved in measuring fair value. When observable market prices and parameters are not fully available, management judgment is necessary to estimate fair value. In addition, changes in the market conditions may reduce the availability of quoted prices or observable data. In these instances, we use certain unobservable inputs that cannot be validated by reference to a readily observable market or exchange data and rely, to a certain extent, on management’s own assumptions about the assumptions that market participant would use in pricing the security. These internally derived values are compared to values received from brokers or other independent sources.

Investment Securities

The following table is a description of the pricing assumptions used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Financial Instrument	Hierarchy	Pricing Assumptions

Investment: U.S. Treasuries	Level 1	Market Quotes
Investment: Money Market Mutual Funds	Level 1	Market Quotes
Debt Instrument: Credit Agreement	Level 1	Market Quotes
Derivative: Interest Rate Swap	Level 2	Discount of forecasted cash flows
Debt Instrument: Bell Canada Loan	Level 2	Discount of forecasted cash flows
Investment: Commercial Paper Security	Level 2	Discount of forecasted cash flows adjusted for default/loss probabilities and estimate of final maturity
Investment: Auction Rate Securities	Level 3	Discount of forecasted cash flows adjusted for default/loss probabilities and estimate of final maturity

Where quoted prices for identical securities are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Level 1 securities include U.S. Treasuries and highly liquid government and corporate bonds (including commercial paper) for which there are quoted prices in active markets. In certain cases where there is limited activity or less transparency around inputs to the valuation, investment securities are classified within Level 3 of the valuation hierarchy. Fair value is based upon internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

not limited to interest rate yield curves, volatilities, equity or debt prices, and credit curves. We utilize certain assumptions that market participants would use in pricing the financial instrument, including assumptions about risk.

Derivatives

The two interest rate swap contracts entered into by us are “plain vanilla swaps” that use as their basis readily observable market parameters. Parameters are actively quoted and can be validated to external sources, including industry pricing services. These models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment. The inputs include the contractual terms of the derivatives, including the period to maturity, payment frequency and day-count conventions, and market-based parameters such as interest rates and the credit quality of the counterparty.

Debt Instruments

We have two outstanding debt instruments: a $1.25 billion Credit Agreement dated as of July 3, 2007 and a loan from Bell Canada (“Bell”). Interests in the Credit Agreement are actively exchanged by investors and we use the most recent price or indication of price where an investor is willing to purchase an interest in the Credit Agreement. This liability is classified in Level 1 of the valuation hierarchy.

The Bell loan is a private agreement and not a traded instrument. The critical terms of the loan are simple and are valued using market-standard discounted cash flow models that use as their basis readily observable market parameters. Parameters are actively quoted and can be validated to external sources. This loan is classified Level 2. On July 19, 2008 this loan reached maturity and we paid the outstanding balance. See Note 17 — Subsequent Events for additional details on this transaction.

The following table summarizes our financial assets and liabilities by level within the valuation hierarchy at June 30, 2008.

			Quoted	Significant
			Prices in	Other	Significant
			Active	Observable	Unobservable
	Carrying	Total Fair	Markets	Inputs	Inputs
	Amount	Value	(Level 1)	(Level 2)	(Level 3)

Financial assets:
Cash and cash equivalents	$349,350	$349,350	$349,350	$—	$—
Short-term investments	178,693	178,737	174,637	4,100	—
Long-term investments	64,766	64,766	—	—	64,766
Interest rate swaps	747	747	—	747	—
Financial liabilities:
Interest rate swaps	$1,788	$1,788	$—	$1,788	$—
Debt	1,250,625	1,198,622	1,188,643	9,979	—

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table provides a reconciliation of the beginning and ending balances for the major classes of assets and liabilities measured at fair value using significant unobservable inputs (Level 3):

Fair Value
Measurements at
Using Significant
Unobservable Inputs
(Level 3)

Balance at January 1, 2008	$96,132
Total losses included in:
Net loss	(4,849)
Other comprehensive income	(4,272)
Purchases, sales, issuances and settlements, net	—
Other	18

Balance at March 31, 2008	$87,029
Total losses included in:
Net loss	(27,918)
Other comprehensive income	11,562
Transfer to level 2	(4,100)
Purchases, sales, issuances and settlements, net	(1,807)

Balance at June 30, 2008	$64,766

11.	Commitments and Contingencies

Our commitments for non-cancelable operating leases consist mainly of leased spectrum license fees, office space, equipment and certain of our network equipment situated on leased sites, including land, towers and rooftop locations. Certain of the leases provide for minimum lease payments, additional charges and escalation clauses. Leased spectrum agreements have initial terms of up to 30 years. Tower leases generally have initial terms of five years with multiple renewal options for additional five-year terms totaling 20 to 25 years.

In connection with various spectrum lease agreements we have commitments to provide Clearwire services to the lessors in launched markets, and reimbursement of capital equipment and third-party service expenditures by the lessors over the term of the lease. These services to lessors for the reimbursement of capital equipment and third party service expenditures are accumulated and expensed evenly over the term of the lease, including expected renewable terms, as applicable. We expect that any remaining commitment at August 29, 2008 to not be significant and expect any remaining commitment open at August 29, 2008 will not have a material adverse impact on Clearwire. During the three and six months ended June 30, 2008, we satisfied $1.3 million and $2.5 million, respectively, related to these commitments. The maximum remaining commitment at June 30, 2008 is $93.6 million and is expected to be incurred over the term of the related lease agreements, which range from 15-30 years.

As of June 30, 2008, we have signed purchase agreements of approximately $23.5 million to acquire new spectrum, subject to closing conditions. These transactions are expected to be completed within the next twelve months.

Motorola Agreements — In August 2006, simultaneously with the sale of NextNet to Motorola, Clearwire and Motorola entered into commercial agreements pursuant to which we agreed to purchase certain infrastructure and supply inventory from Motorola. Under these agreements, we were committed to purchase no less than a total $150.0 million of network infrastructure equipment, modems, PC Cards and other products from

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Motorola on or before August 29, 2008, subject to Motorola continuing to satisfy certain performance requirements and other conditions. We are also committed to purchase certain types of network infrastructure products, modems and PC Cards exclusively from Motorola for a period of five years, which began August 29, 2006, and thereafter 51% until the term of the agreement is completed on August 29, 2014, as long as certain conditions are satisfied. For the three months ended June 30, 2008 and 2007, total purchases from Motorola under these agreements were $14.4 million and $21.7 million, respectively. For the six months ended June 30, 2008 and 2007, total purchases from Motorola under these agreements were $21.7 million and $33.7 million, respectively. For the period from the effective date of the agreement through June 30, 2008, total purchases from Motorola under these agreements were $120.0 million. The remaining commitment was $30.0 million at June 30, 2008. We expect that any remaining commitment at August 29, 2008 not to be significant and expect any remaining commitment open at August 29, 2008 not to have a material adverse impact on Clearwire.

In the normal course of business, we are party to various pending judicial and administrative proceedings. While the outcome of the pending proceedings cannot be predicted with certainty, Management believes that any unrecorded liability that may result will not have a material adverse impact on our financial condition or results of operations.

12.	Share-Based Payments

On January 19, 2007, our Board of Directors adopted the 2007 Stock Compensation Plan (the “2007 Plan”), which authorizes us to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock awards to our employees, directors and consultants. The 2007 Plan was adopted by our stockholders on February 16, 2007. There are 15,000,000 shares of Class A common stock authorized under the 2007 Plan. Options granted under the 2007 Plan generally vest ratably over four years and expire no later than ten years after the date of grant. In February 2008, the expiration date of further options grants was changed from ten to seven years. As a result, all options granted after January 2008 will expire no later than seven years from the date of grant. Shares to be awarded under the 2007 Plan will be made available at the discretion of the Compensation Committee of the Board of Directors from authorized but unissued shares, authorized and issued shares reacquired and held as treasury shares, or a combination thereof. At June 30, 2008 there were 5,641,020 shares available for grant under the 2007 Stock Option Plan.

Prior to the 2007 Plan, we had the following share-based arrangements: The Clearwire Corporation 2003 Stock Option Plan (the “2003 Stock Option Plan”) and The Clearwire Corporation Stock Appreciation Rights Plan (the “SAR Plan”). No additional stock options will be granted under our 2003 Stock Option Plan.

We apply SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Share-based compensation expense is based on the estimated grant-date fair value and is recognized net of a forfeiture rate on those shares expected to vest over a graded vesting schedule on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

Compensation cost recognized related to our share-based awards was as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

Cost of service	$80	$17	$97	$32
Selling, general and administrative	12,952	10,316	23,647	18,170

Total	$13,032	$10,333	$23,744	$18,202

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Options

During the three and six months ended June 30, 2008, we granted 164,900 and 3,720,850 options, respectively, at a weighted average exercise price of $13.71 and $16.53, respectively. During the three and six months ended June 30, 2007, we granted 643,799 and 3,513,712 options, respectively, at a weighted average exercise price of $25.01 and $24.90, respectively. The fair value of each option granted during the three and six months ended June 30, 2008 and 2007 is estimated on the date of grant using the Black-Scholes option pricing model.

As of June 30, 2008, a total of 18,485,411 options were outstanding at a weighted average exercise price of $14.72. We recognized $11.1 million and $10.0 million in stock-based compensation related to stock options in the three months ended June 30, 2008 and 2007, respectively. For the six months ended June 30, 2008 and 2007, we recognized $19.8 million and $17.5 million in stock-based compensation related to stock options, respectively. The total unrecognized share-based compensation costs related to non-vested stock options outstanding at June 30, 2008 was $77.9 million and is expected to be recognized over a weighted average period of approximately two years.

We also grant options to purchase our Class A common stock to non-employee consultants who perform services. These options are adjusted to current fair value each quarter during their vesting periods as services are rendered using the Black-Scholes option pricing model. During the three and six months ended June 30, 2008, we recognized $129,000 and $481,000, respectively, in expense related to these options. As of June 30, 2008 we have $21,000 of unamortized expense related to these options which is expected to be recognized over approximately one year. Expense for the three and six months ended June 30, 2007 was $77,000 and $181,000, respectively.

The following variables were used in the Black-Scholes calculation:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Expected volatility	59.47% - 62.67%	57.07%	58.81% - 66.20%	57.07% - 64.68%
Expected dividend yield	—	—	—	—
Expected life (in years)	4.75 - 6.75	6.25	3.00-6.75	6.25
Risk-free interest rate	2.68% - 3.61%	5.00%	2.46% - 3.61%	4.46% - 5.00%
Weighted average fair value per option at grant date	$7.00	$14.92	$8.48	$15.85

We grant stock options to employees of entities under common control to purchase shares of our Class A common stock. In accordance with Emerging Issues Task Force Issue No. 00-23, Issues Related to the Accounting for Stock Compensation Under APB No. 25, Accounting for Stock Issued to Employees, and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, and SFAS No. 123(R), the fair value of such options is recorded as a dividend. We did not grant any stock options to employees of entities under common control in the three and six months ended June 30, 2008. In the three and six months ended June 30, 2007, we recorded dividends related to such stock option grants of $0 and $1.1 million, respectively.

13.	Net Loss Per Share

Basic and diluted loss per share has been calculated in accordance with SFAS No. 128, Earnings Per Share, for the three and six months ended June 30, 2008 and 2007. As we had a net loss in each of the periods presented, basic and diluted net loss per common share are the same.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The computations of diluted loss per share did not include the effects of the following options, shares of non-vested restricted stock, restricted stock units and warrants, as the inclusion of these securities would have been anti-dilutive (in thousands):

	Three Months Ended
	June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

Stock options	18,727	13,369	18,213	12,521
Nonvested restricted stock	25	75	41	64
Restricted Stock Units	766	—	699	—
Warrants	17,806	18,446	18,517	18,114

	37,324	31,890	37,470	30,699

14.	Comprehensive Loss

Comprehensive loss consists of two components, net loss and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under generally accepted accounting principles are recorded as a component of stockholders’ equity but are excluded from net loss. Our other comprehensive income is comprised of foreign currency translation adjustments from our subsidiaries not using the U.S. dollar as their functional currency, unrealized gains and losses on marketable securities categorized as available-for-sale and unrealized gains and losses related to our cash flow hedges.

The following table sets forth the components of comprehensive loss (in thousands):

	For the		For the
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Net loss	$(199,054)	$(118,085)	$(375,443)	$(210,720)
Other comprehensive income (loss):
Net unrealized loss on available-for-sale investments	(16,550)	(104)	(25,431)	(141)
Reclassification adjustment for other-than-temporary impairment loss on investments	27,918	—	32,767	—

Net unrealized gain (loss) on available-for-sale investments	11,368	(104)	7,336	(141)
Derivatives designated as cash flow hedges	12,887	—	(1,879)	—
Reclassification adjustment to expense	971	—	1,208	—

Net unrealized gain (loss) on derivative instruments	13,858	—	(671)	—
Foreign currency translation adjustment	67	2,274	12,559	3,594

Total other comprehensive income	25,293	2,170	19,224	3,453

Total comprehensive loss	$(173,761)	$(115,915)	$(356,219)	$(207,267)

15.	Business Segments

We comply with the requirements of SFAS No. 131, which establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about its products, services, geographic

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

areas and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance. Operating segments can be aggregated for segment reporting purposes so long as certain aggregation criteria are met. We define the chief operating decision makers as our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. As our business continues to mature, we will assess how we view and operate the business. We are organized into two reportable business segments: the United States and the International business.

We report business segment information as follows (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

United States
Revenues	$48,083	$29,070	$90,385	$52,174
Cost of goods and services (exclusive of items shown separately below)	37,226	20,534	71,921	34,604
Operating expenses	111,158	86,017	224,021	157,628
Depreciation and amortization	22,937	16,476	45,017	29,330

Total operating expenses	171,321	123,027	340,959	221,562

Operating loss	(123,238)	(93,957)	(250,574)	(169,388)
International
Revenues	10,480	6,414	19,706	12,585
Cost of goods and services (exclusive of items shown separately below)	4,967	2,779	8,446	5,444
Operating expenses	22,950	16,759	45,318	27,692
Depreciation and amortization	5,964	3,238	11,969	6,569

Total operating expenses	33,881	22,776	65,733	39,705

Operating loss	(23,401)	(16,362)	(46,027)	(27,120)

Total operating loss	(146,639)	(110,319)	(296,601)	(196,508)
Other expense, net	(50,500)	(5,526)	(75,292)	(10,643)
Income tax provision	(1,668)	(2,126)	(3,584)	(2,729)
Minority interest in net loss of consolidated subsidiaries	1,108	1,075	2,345	1,967
Losses from equity investees	(1,355)	(1,189)	(2,311)	(2,807)

Net loss	$(199,054)	$(118,085)	$(375,443)	$(210,720)

Capital expenditures
United States	$59,653	$80,376	$105,270	$146,522
International	2,665	9,858	10,120	18,082

	$62,318	$90,234	$115,390	$164,604

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	June 30,	December 31,
	2008	2007

Total assets
United States	$2,137,754	$2,444,341
International	240,935	241,628

	$2,378,689	$2,685,969

16.	Related Party Transactions

We have strategic and commercial relationships with third-parties that have had a significant impact on our business, operations and financial results. These relationships have been with Eagle River Holdings, LLC (“ERH”), Motorola, Intel Corporation (“Intel”), Hispanic Information and Telecommunications Network, Inc. (“HITN”), ITFS Spectrum Advisors, LLC (“ISA”), ITFS Spectrum Consultants LLC (“ISC”), Bell, Danske Telecom A/S (“Danske”), and MVS Net S.A. de C.V. (“MVS Net”) all of which are or have been related parties. The following amounts for related party transactions are included in our condensed consolidated financial statements (in thousands):

	June 30,	December 31,
	2008	2007

Prepaids	$1,812	$14
Notes receivable, short-term	1,500	2,134
Notes receivable, long-term	5,214	4,700
Accounts payable and accrued expenses	8,251	4,523

	Three Months Ended
	June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

Cost of service	$1,018	$662	$1,874	$1,390

All purchases were made in the normal course of business at prices similar to those in transactions with third parties. Amounts outstanding at the end of the quarter are unsecured and will be settled in cash.

Relationships among Certain Stockholders, Directors, and Officers of Clearwire — As of June 30, 2008, ERH is the holder of approximately 65% of our outstanding Class B common stock and approximately 13% of our outstanding Class A common stock. Eagle River Inc. (“ERI”) is the manager of ERH. Each entity is controlled by Craig McCaw. Mr. McCaw and his affiliates have significant investments in other telecommunications businesses, some of which may compete with us currently or in the future. It is likely Mr. Mc Caw and his affiliates will continue to make additional investments in telecommunications businesses.

As of June 30, 2008 and December 31, 2007 ERH held warrants entitling it to purchase 613,333 shares of our Class A common stock. The exercise price of the warrant is $15.00 per share.

For the three and six months ended June 30, 2007, ERH earned interest relating to our senior secured notes, retired in August 2007, in the amount of $633,000 and $1.3 million, respectively. ERH received payments in the amount of $0 and $1.3 million for accrued interest during the three and six months ended June 30, 2007, respectively.

Certain of our officers and directors provide additional services to ERH, ERI and their affiliates for which they are separately compensated by such entities. Any compensation paid to such individuals by ERH, ERI and/or their affiliates for their services is in addition to the compensation paid by us.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advisory Services Agreement and Other Reimbursements — Clearwire and ERI were parties to an Advisory Services Agreement, dated November 13, 2003 (the “Advisory Services Agreement”). Under the Advisory Services Agreement, ERI provided us with certain advisory and consulting services, including without limitation, advice as to the development, ownership and operation of communications services, advice concerning long-range planning and strategy for the development and growth of Clearwire, advice and support in connection with its dealings with federal, state and local regulatory authorities, advice regarding employment, retention and compensation of employees and assistance in short-term and long-term financial planning. The parties terminated this agreement effective January 31, 2007.

During the three and six months ended June 30, 2007 we paid ERI fees of $0 and $67,000, respectively, under the Advisory Services Agreement. In addition, we paid ERI expense reimbursements of $91,000 and $115,000 during the three and six months ended June 30, 2007, respectively.

Pursuant to the origination of the Advisory Services Agreement in 2003, we issued to ERH warrants to purchase 375,000 shares of our Class A common stock at an exercise price of $3.00 per share, which may be exercised any time within 10 years of the issuance of the warrants. As of June 30, 2008, the remaining life of the warrants was 5.4 years.

Nextel Undertaking — Clearwire and Mr. McCaw entered into an agreement and undertaking in November 2003, pursuant to which we agreed to comply with the terms of a separate agreement between Mr. McCaw and Nextel Communications, Inc. (“Nextel”), so long as we were a “controlled affiliate” of Mr. McCaw as defined therein, certain terms of which were effective until October 2006. Under the agreement with Mr. McCaw, Nextel had the right to swap certain channels of owned or leased Broadband Radio Service (“BRS”) or Educational Broadband Service (“EBS”) spectrum with entities controlled by Mr. McCaw, including Clearwire. While the agreement was still effective, Nextel notified us of its request to swap certain channels, which is currently pending. There were no payments made to Nextel under this agreement through June 30, 2008.

Intel Collaboration Agreement — On June 28, 2006, we entered into a collaboration agreement with Intel, to develop, deploy and market a co-branded mobile WiMAX service offering in the United States, that will target users of certain WiMAX enabled notebook computers, ultramobile PCs, and other mobile computing devices containing Intel microprocessors.

Clearwire and Intel have agreed to share the revenues received from subscribers using Intel mobile computing devices on our domestic mobile WiMAX network. Intel will also receive a one time fixed payment for each new Intel mobile computing device activated on our domestic mobile WiMAX network once we have successfully achieved substantial mobile WiMAX network coverage across the United States. Through June 30, 2008, we have not been required to make any payments to Intel under this agreement. This Agreement is scheduled to be terminated upon the closing of our pending transaction with Sprint.

Motorola Agreements — In August 2006, simultaneously with the sale of NextNet to Motorola, Clearwire and Motorola entered into commercial agreements pursuant to which we agreed to purchase certain infrastructure and supply inventory from Motorola. Refer to Note 11-Commitments and Contingencies-Motorola Agreements for more information.

HITN and its Affiliates — In November 2003, we entered into a Master Spectrum Agreement (“MSA”) with a third-party EBS license holder, HITN. The founder and president of HITN was formerly a member of our Board of Directors. The MSA provides for terms under which HITN leases excess capacity on certain of its EBS spectrum licenses to us. The licenses covered under the MSA include all of the spectrum rights acquired in the Clearwire Spectrum Corporation acquisition, plus access to an additional twelve markets in the United States. For each market leased by HITN to us under the MSA, Clearwire and HITN entered into a separate lease agreement which contains additional lease terms. The initial lease term is 15 years with one

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

renewal for an additional 15 years. The MSA also provides for additional shares of Class A common stock to be issued to HITN upon Clearwire reaching certain financial milestones.

In March 2004, the MSA with HITN was amended to provide, among other things, additional leased EBS spectrum capacity in an additional major metropolitan market. Clearwire and HITN also entered into a spectrum option agreement (the “Option Agreement”) whereby we have an option to enter into leases of spectrum for which HITN has pending EBS license applications upon grant of those licenses by the FCC. The lease terms and conditions would be similar to those under the MSA.

Subsequent to the MSA, we entered into two other related agreements with ISA and ISC. The founder and president of HITN is an owner of ISA and ISC, which are also affiliates of HITN. The agreements provided for payment to be provided to ISA and ISC in the form of warrants to purchase additional shares of Class A common stock in exchange for ISA and ISC providing opportunities for us to purchase or lease additional spectrum. Each of the agreements specifies a maximum consideration available under the agreement and, in 2005, the maximum consideration under the agreement with ISA was reached. As of December 31, 2007 the maximum consideration under the agreement with ISC was reached.

For the three and six months ended June 30, 2007, ISC earned no revenue, and received cash of $0 and $39,000, respectively. As of June 30, 2007, $86,000 was payable to ISC in warrants to purchase 5,714 shares of Class A common stock. Cash paid to ISC for the three and six months ended June 30, 2008 was $0 and $4,000, respectively.

Agreements with Bell Canada — In March 2005, Bell, a Canadian telecommunications company which is a subsidiary of BCE Inc. (“BCE”), purchased 8,333,333 shares of our Class A common stock for $100.0 million. At the time of the investment, Bell and BCE Nexxia, an affiliate of Bell, entered into a Master Supply Agreement (“Master Supply Agreement”) dated March 16, 2005 with Clearwire. Under the Master Supply Agreement, Bell and BCE Nexxia provide or arrange for the provision of hardware, software, procurement services, management services and other components necessary for us to provide Voice over Internet Protocol (“VoIP”) services to their subscribers in the United States and provide day-to-day management and operation of the components and services necessary for us to provide these VoIP services. We agreed to pay to Bell or BCE Nexxia a flat fee for each new subscriber of our VoIP telephony service. We have agreed to use Bell and BCE Nexxia exclusively to provide such service unless such agreement violates the rights of third parties under its existing agreements. Total fees paid for new subscribers under the Master Supply Agreement were $203,000 and $48,000 during the three months ended June 30, 2008 and 2007, respectively. For the six months ended June 30, 2008 and 2007, total fees paid for new subscribers under the Master Supply Agreement were $203,000 and $53,200, respectively. Amounts paid for supplies, equipment and other services through Bell or BCE were $1.5 million and $920,000 for the three months ended June 30, 2008 and 2007, respectively. For the six months ended June 30, 2008 and 2007, amounts paid for supplies, equipment and other services through Bell or BCE were $3.1 million and $4.2 million, respectively. The Master Supply Agreement can be terminated for convenience on twelve months notice by either party at any time beginning on or after October 1, 2007. On October 29, 2007, we delivered a notice of termination of the Master Supply Agreement to BCE Nexxia and the agreement is expected to terminate on October 29, 2008.

As required under the Master Supply Agreement with Bell and BCE Nexxia and in order to assist funding capital expenses and start-up costs associated with the deployment of VoIP services, BCE agreed to make available to us financing in the amount of $10.0 million. BCE funded the entire amount on June 7, 2006. The loan is secured by a security interest in the telecommunications equipment and property related to VoIP and bears interest at 7.00% per annum, and was due and paid in full on July 19, 2008. Interest expense recognized for this loan for the three months ended June 30, 2008 and 2007 was $199,000 and $186,000, respectively. Interest expense recognized for the six months ended June 30, 2008 and 2007 was $395,000 and $367,000, respectively.

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Davis Wright Tremaine LLP — The law firm of Davis Wright Tremaine LLP serves as our primary outside counsel, and handles a variety of corporate, transactional, tax and litigation matters. Mr. Wolff, our Chief Executive officer, is married to a partner at Davis Wright Tremaine. As a partner, Mr. Wolff’s spouse is entitled to share in a portion of the firm’s total profits, although she has not received any compensation directly from us. For the three months ended June 30, 2008 and 2007 we paid $1.5 million and $1.0 million, respectively, to Davis Wright Tremaine for legal services. For the six months ended June 30, 2008 and 2007 we paid $2.6 million and $2.3 million, respectively, to Davis Wright Tremaine for legal services.

17.	Subsequent Events

Bell Canada Loan Repayment

On July 19, 2008 we repaid our Bell Canada loan principal balance of $10.0 million.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Sprint Nextel Corporation

We have audited the accompanying balance sheet of the WiMAX Operations of Sprint Nextel Corporation (a development stage enterprise) as of December 31, 2007, and the related statements of operations, cash flows and business equity for the year then ended. These financial statements are the responsibility of Sprint Nextel Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the WiMAX Operations of Sprint Nextel Corporation (a development stage enterprise) as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3, the WiMAX Operations of Sprint Nextel Corporation is dependent upon Sprint Nextel Corporation to fund the acquisition and development of its network assets. Sprint Nextel Corporation has committed to provide the WiMAX Operations of Sprint Nextel Corporation with the required financial support through the earlier of the closing of the transaction with Clearwire Corporation or August 31, 2009.

/s/ KPMG LLP

McLean, Virginia
August 4, 2008

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

BALANCE SHEET

December 31,
2007
(In thousands)

ASSETS
Current assets
Cash	$—
Prepaid spectrum expense	8,399

Total current assets	8,399
Property, plant and equipment, net	491,896
FCC licenses and patents, net	2,419,519
Prepaid spectrum expense	180,863
Other assets	43,481

Total assets	$3,144,158

LIABILITIES AND BUSINESS EQUITY
Deferred tax liability, net	$679,222
Commitments and contingencies
Business equity	2,464,936

Total liabilities and business equity	$3,144,158

See accompanying Notes to Financial Statements

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

STATEMENT OF OPERATIONS

Year Ended
December 31,
2007
(In thousands)

Net operating revenues	$—
Direct and allocated costs and expenses
Spectrum expense	60,051
Network costs	48,865
General and administrative	99,490
Depreciation and amortization	3,979

212,385

Operating loss	(212,385)
Other income	4,022

Loss from operations before income taxes	(208,363)
Income tax expense	(16,362)

Net loss	$(224,725)

See accompanying Notes to Financial Statements

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

STATEMENT OF CASH FLOWS

Year Ended
December 31,
2007
(In thousands)

Cash flows from operating activities
Net loss	$(224,725)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,979
Deferred income taxes	16,362
Changes in prepaid spectrum expense and other assets	(135,135)

Net cash used in operating activities(1)	(339,519)

Cash flows from investing activities
Capital expenditures	(329,469)
Expenditures relating to FCC licenses and patents	(353,611)

Net cash used in investing activities(1)	(683,080)

Cash flows from financing activities
Advances from Sprint Nextel Corporation(1)	1,022,599

Net change in cash	—
Cash, beginning of year	—

Cash, end of year	$—

(1)	Amounts represent cash inflows and outflows made on behalf of or to the WiMAX Operations of Sprint Nextel Corporation by Sprint Nextel Corporation. See Note 2 for additional information.

See accompanying Notes to Financial Statements

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

STATEMENT OF BUSINESS EQUITY

Year Ended
December 31,
2007
(In thousands)

Business equity, January 1, 2007	$1,402,410
Net loss	(224,725)
Contributions and advances from Sprint Nextel Corporation	1,287,251

Business equity, December 31, 2007	$2,464,936

See accompanying Notes to Financial Statements

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

Note 1.	Description of Business — WiMAX Operations

The WiMAX Operations of Sprint Nextel Corporation (“WiMAX Operations,” “we” or “our”), a development stage enterprise, represents a collection of assets, related liabilities and activities accounted for in various legal entities that are wholly-owned subsidiaries of Sprint Nextel Corporation (“Sprint” or the “Parent”) and allocations from the Parent and other non-WiMAX entities that act on our behalf. These assets, related liabilities and activities have been collectively utilized with the objective of developing a next generation wireless broadband network that will enable simple, fast, portable, reliable and affordable Internet communications. We expect to deploy the mobile Worldwide Interoperability of Microwave Access (“WiMAX”) technology, based on the IEEE 802.16e-2005 standard, in our planned markets using 2.5 gigahertz (“GHz”) Federal Communications Commission (“FCC”) licenses. As mobile WiMAX is a standards-based technology, we believe manufacturers may begin to offer a number of handheld communications and consumer electronic devices that will be WiMAX-enabled. We have announced our plans to launch commercial WiMAX service in selected markets in September 2008, and expect to serve a small number of customers by the end of 2008.

On May 7, 2008, Sprint announced that it had entered into a definitive agreement with Clearwire Corporation (“Clearwire”) to combine both of their next generation wireless broadband businesses to form a new independent company to be called Clearwire (“New Clearwire”). In addition, five independent partners, including Intel Corporation through Intel Capital, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks LLC, collectively agreed to invest $3.2 billion in New Clearwire. Prior to closing the transaction, the assets and activities of the WiMAX Operations, currently accounted for in various legal entities, will be transferred to a single legal entity that will be contributed to New Clearwire at close in exchange for an equity interest in New Clearwire. New Clearwire will be focused on expediting the deployment of the first nationwide mobile WiMAX network to provide a true mobile broadband experience for consumers, small businesses, medium and large enterprises, public safety organizations and educational institutions. The transaction is expected to close in the fourth quarter of 2008.

The accompanying financial statements represent the collective assets, related liabilities and activities of the WiMAX Operations, including any allocations from the Parent and other non-WiMAX entities that have acted on our behalf. The nature of the assets held by the legal entities is primarily 2.5 GHz FCC licenses and certain property, plant and equipment related to the WiMAX network. The acquisition of the assets was funded by the Parent. There is no intention of repaying this funding and it is presented as business equity. As Sprint has acquired significant amounts of FCC licenses on our behalf in the past, these purchases have been presented as part of the opening business equity as principal operations did not commence until January 1, 2007, at which time the WiMAX Operations qualified as a business pursuant to Rule 11-01(d) of Regulation S-X. Therefore, the statements of operations, cash flows and business equity for the year ended December 31, 2007 also represent the cumulative amounts from inception.

Management of Sprint has committed to provide us with the required financial support through the earlier of the closing of the above transaction or August 31, 2009.

Note 2.	Basis of Presentation

We prepare our financial statements in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet as well as the reported amounts of expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, tax valuation allowances, useful lives for property, plant and equipment and indefinite lived intangible asset impairment analyses.

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

The accompanying financial statements present our balance sheet and the related results of operations and cash flows. Accordingly, these statements do not represent the financial position, results of operations or cash flows of Sprint. Further, these statements include allocations of expenses from Sprint and therefore may not necessarily be indicative of the financial position, results of operations and cash flows that would have resulted had we functioned as a stand-alone operation. Additionally, the assets and liabilities in the financial statements herein may differ from the separated company upon completion of the contribution to New Clearwire based on the specific definitive agreements signed between Sprint and Clearwire. The balance sheet does not include Sprint’s assets or liabilities not separately identifiable to us. Cash management is performed on a consolidated basis and Sprint processes payables, payroll and other transactions on our behalf. Assets and liabilities not specifically identifiable to us include:

•	Cash, cash equivalents and investments, with activity in our cash balances being recorded through business equity;

•	Accounts payable, which are processed centrally by Sprint and are passed to us through intercompany accounts that are included in business equity; and

•	Certain accrued liabilities, which are passed through to us through intercompany accounts that are included in business equity.

Supplemental Cash Flow Information

A statement of cash flows has been presented for the year ended December 31, 2007. The statement of cash flows presents the activities that were paid by Sprint on our behalf. Financing activities include funding advances from Sprint, presented as business equity, since it manages our financing activities on a centralized basis. Further, the net cash used in operating activities and the net cash used in investing activities for capital expenditures and acquisitions of FCC licenses and patents represent transfers of expenses or assets paid for by other Sprint subsidiaries. No cash payments were made by us for income taxes or interest in 2007.

Reconciliation of Changes in Business Equity

The following is a reconciliation of changes in business equity:

Year Ended
December 31,
2007
(In thousands)

Opening business equity, January 1, 2007	$1,402,410
Contributions and advances from Sprint:
Advances from Sprint	1,022,599
Increase in Sprint’s accruals for our capital expenditures	164,652
Sprint’s purchase of 2.5 GHz FCC licenses with stock(1)	100,000

Total contributions and advances from Sprint	1,287,251
Net loss for the year ended December 31, 2007	(224,725)

Business equity at December 31, 2007	$2,464,936

(1)	Sprint acquired FCC licenses on our behalf for $100 million of Sprint common stock.

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Allocation of Shared Services

Sprint directly assigns, where possible, certain costs to us based on our actual use of the shared services. These costs include network related expenses, office facilities, treasury services, human resources, supply chain management and other shared services. Where direct assignment of costs is not possible or practical, Sprint uses indirect methods, including time studies, to estimate the assignment of its costs to us, which are allocated to us through a management fee. The allocations of these costs are re-evaluated periodically. Sprint allocated $115 million of shared services costs to us in 2007.

Allocation of Financing

Sprint manages our financing activities on a centralized basis. Under Sprint’s centralized cash management program, we are advanced funds, which represent the allocation of capital to support our operations. The advances are included in business equity on the balance sheet. Sprint has not charged us any interest and there has not been any reimbursement of these funds to date, nor are there obligations to repay these amounts at this time.

Note 3.	Significant Accounting Policies

Property, Plant and Equipment

We record property, plant and equipment (“PP&E”), including improvements that extend useful lives, at cost. PP&E primarily includes network equipment, site costs, buildings and improvements, software, office equipment and non-network internal use software, as well as network asset inventory and construction in progress. PP&E is depreciated once it is placed into service. Network equipment, site costs and software includes switching equipment, base transceiver stations, site development costs, other radio frequency equipment and internal use software. Buildings and improvements principally consists of owned general office facilities and leasehold improvements. Non-network internal use software, office equipment and other primarily consists of furniture and information technology systems and equipment. Network asset inventory and construction in progress primarily includes materials, transmission and related equipment, labor, engineering, site development costs and other costs relating to the construction and development of our network. Repair and maintenance costs and research and development costs are expensed as incurred.

We capitalize costs for network and non-network software developed or obtained for internal use during the application development stage. These costs are included in PP&E and are depreciated over estimated useful lives of up to five years. Costs incurred during the preliminary project and post-implementation stages, as well as maintenance and training costs, are expensed as incurred.

The cost of PP&E generally is depreciated on a straight-line basis over estimated economic useful lives. We depreciate leasehold improvements over the shorter of the lease term or the estimated useful life of the respective assets. We depreciate network equipment, site costs and software over estimated useful lives of up to 30 years, with about 99% of those assets being depreciated over lives of five to 15 years, and non-network internal use software, office equipment and other depreciable property over estimated useful lives of up to seven years, with about 97% of those assets being depreciated over lives of three to seven years.

Sprint performs annual internal studies to confirm the appropriateness of depreciable lives of most categories of PP&E, since changes in technology, changes in the intended use of these assets, as well as changes in broad economic or industry factors may cause the estimated period of use of these assets to change. These studies take into account actual usage, physical wear and tear, replacement history and assumptions about technology evolution to calculate the remaining life of the asset base. When these factors indicate the useful lives of PP&E are different from the previous assessment, we depreciate the remaining book values

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

prospectively over the adjusted estimated useful lives. We have used Sprint’s 2007 study to support our depreciable lives.

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We group our long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Indicators of impairment include, but are not limited to, a sustained significant decrease in the fair value of or the cash flows expected to be derived from the assets or a significant change in the extent or manner in which the assets are utilized. A significant amount of judgment is involved in determining the occurrence of an indicator of impairment that requires an evaluation of the recoverability of our long-lived assets. If the total of the expected undiscounted future cash flows is less than the carrying amount of our long-lived assets, a loss is recognized for the difference between the fair value and carrying value of the assets. Impairment analyses, when performed, are based on our current business and technology strategy, our views of growth rates for our business, anticipated future economic and regulatory conditions and expected technological availability.

In addition to the analyses described above, we periodically assess certain assets that have not yet been deployed in our business, including network equipment, cell site development costs and software in development, to determine if an impairment charge is required. Network equipment and cell site development costs are impaired whenever events or changes in circumstances cause us to abandon such assets if they are no longer needed to meet management’s strategic network plans. Software development costs are impaired when it is no longer probable that the software project will be deployed.

Intangible Assets

Indefinite Lived Intangibles

We have identified FCC licenses as indefinite lived intangible assets after considering the expected use of the assets, the regulatory and economic environment within which they are being used and the effects of obsolescence on their use. We hold a portfolio of 2.5 GHz FCC licenses, carried at historical cost, acquired primarily through FCC auctions and prior business combinations undertaken by Sprint.

We test our FCC licenses for impairment annually in the fourth quarter by comparing the respective net book value to an estimate of fair value, determined using the direct value method.

Definite Lived Intangibles

Definite lived intangible assets consist of patent rights that are amortized over a life of ten years on a straight-line basis. We evaluate the remaining useful lives of our definite lived intangible assets each reporting period to determine whether events or circumstances warrant a revision to the remaining periods of amortization, which would be adjusted prospectively.

We review our long-lived intangible asset groups for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment analyses, when performed, are based on our current business and technology strategy, our views of growth rates for our business, anticipated future economic and regulatory conditions and expected technological availability.

Spectrum Expense

We enter into contracts with third parties that provide us the right to use spectrum for a specified period of time. We account for these contracts as executory contracts and generally recognize expense as payments are made. For contracts with prepayments, up-front fees or renewal fees, we recognize expense, when such payments are made, on a straight-line basis over the appropriate term, or 30 years, whichever is shorter. For

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

contracts with significant payments at the end of the term of the agreement, we record expense on a straight-line basis over the term of the agreement, or 30 years, whichever is shorter.

Other Income

Although we have yet to commence commercial operations, we have been able to negotiate executory agreements with third parties where we are paid for the use of certain of our FCC licenses or where we subcontract our right to use such licenses. In 2007, we recognized $4 million of other income associated with these types of transactions.

Income Taxes

Income taxes are accounted for using the asset/liability approach in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. Income taxes have been allocated to us as if we were a separate taxpayer from Sprint. Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are also recorded for net operating loss and tax credit carryforwards. We are required to estimate the amount of taxes payable or refundable for the current year and the deferred tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. This process requires management to make assessments regarding the timing and probability of the ultimate tax impact. We record valuation allowances on deferred tax assets if we determine that it is more likely than not that the assets will not be realized. Additionally, we establish reserves for uncertain tax positions based upon our judgment regarding potential future challenges to those positions. It has not been necessary to recognize any interest or penalties related to unrecognized tax benefits. Additional information regarding uncertain tax positions can be found in Note 6.

Significant New Accounting Pronouncements

New Fair Value Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements. This statement changes the definition of fair value, as defined by previous statements, to “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Additionally, this statement establishes a hierarchy that classifies the inputs used to measure fair value. In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement allows entities the choice to measure certain financial instruments and other items at fair value on specified measurement dates and report any unrecognized gains or losses in earnings and serves to minimize volatility in earnings that occurs when assets and liabilities are measured differently without having to apply complex hedge accounting provisions. Both SFAS No. 157 and SFAS No. 159 are effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years; however, in February 2008, the FASB issued FASB Staff Position (“FSP”) No. 157-2, Effective Date of FASB Statement No. 157, to partially delay the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008.

Based on FSP No. 157-2, the partial adoption of SFAS No. 157 will not have a material impact on our financial position and results of operations in 2008. We are still assessing the impact that SFAS No. 157 will have on our nonrecurring measurements for nonfinancial assets and liabilities in 2009. We are continuing to evaluate the impact of FSP No. 157-2 as it relates to the disclosure of our nonrecurring fair value

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

measurements, such as our annual impairment review of our FCC licenses, and it will require significant disclosures related to our key assumptions and variables used in this analysis. We did not elect the fair value option under the provisions of SFAS No. 159 for eligible financial assets and liabilities held on January 1, 2008; however, we will apply the fair value provisions of that statement for all eligible assets and liabilities subsequently acquired or modified on or after January 1, 2008.

Other New Accounting Pronouncements

In April 2008, the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets. FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The intent of FSP No. 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R, Business Combinations, and other U.S. generally accepted accounting principles. Specifically, in developing assumptions about renewal or extension used to determine the useful life of a recognized intangible asset, an entity shall consider its own historical experience in renewing or extending similar arrangements; however, these assumptions should be adjusted for the entity specific factors discussed in SFAS No. 142. In the absence of that experience, an entity must consider the assumptions that market participants would use about renewal or extension (consistent with the highest and best use of the asset by market participants), adjusted for the entity specific factors discussed in SFAS No. 142. FSP No. 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We do not believe the adoption of this accounting standard will have a material impact on our financial statements.

In December 2007, the FASB issued SFAS No. 141R, which replaces SFAS No. 141, Business Combinations, originally issued in June 2001. SFAS No. 141R will apply to business combinations for which the acquisition date is on or after January 1, 2009, and this statement could have a material impact on us with respect to business combinations completed after the effective date. Such significant changes include, but are not limited to, the “acquirer” recording 100% of all assets and liabilities, including goodwill of the acquired business, generally at their fair values, and acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired. In addition, after the effective date, reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties related to any business combination, even those completed prior to the statement’s effective date, will be recognized in earnings, except for qualified measurement period adjustments.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. This statement amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. If we were to enter into an arrangement after the effective date of the statement where we are required to consolidate a noncontrolling interest, we would report the noncontrolling interest’s equity as a component of business equity in our balance sheet and report the component of net income or loss and comprehensive income or loss attributable to the noncontrolling interest separately. While certain changes in ownership interests will be treated as equity transactions under the new statement, a gain or loss recognized upon loss of control of a subsidiary will be recognized in the statement of operations. This practice differs from our current policy of recognizing such gains or losses as a component of business equity. In addition, the amount of gain or loss is measured using the fair value of the noncontrolling interest at the date control ceases. This also differs from current practice as the carrying amount of a retained interest currently is not remeasured.

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Concentrations of Risk

Reliance on Few Suppliers

The future development of our WiMAX wireless broadband network is dependent upon a limited number of vendors to supply us with the various components of our WiMAX network. Supply and service agreements are in place with all of our vendors; however, should our vendors encounter difficulties in delivering some or all of the network equipment, software or network-related services ordered, this would significantly affect our ability to serve customers in accordance with our planned commercial launch dates.

Reliance on Sprint for Funding

Since the WiMAX Operations are currently a collection of assets and activities that do not generate revenue, we are dependent upon Sprint to fund the acquisition and development of our network assets. Sprint has committed to provide the required financial support through the earlier of the closing of the transaction described in Note 1 at which time future funding will become New Clearwire’s obligation, or August 31, 2009. However, should Sprint be unable to provide the committed support, this would significantly affect our ability to further develop the existing network.

Note 4.	Intangible Assets

Indefinite Lived Intangibles

	Balance			Balance
	January 1,			December 31,
	2007		Additions	2007
	(In thousands)

FCC licenses	$1,840,889	(1)	$577,357	$2,418,246

(1)	Amount represents assets contributed by Sprint effective January 1, 2007. See Notes 1 and 2 for additional information.

We hold a portfolio of numerous FCC licenses within the 2.5 GHz range. These licenses have been acquired primarily through FCC auctions and prior business combinations undertaken by Sprint, and such licenses will be used to deploy our next generation broadband wireless services. We have identified these FCC licenses as indefinite lived intangible assets after considering the expected use of the assets, the regulatory and economic environment within which they are being used and the effects of obsolescence on their use. As long as we act within the requirements and constraints of the regulatory authorities, the renewal and extension of our licenses is reasonably certain at minimal cost. FCC licenses authorize wireless carriers to use radio frequency spectrum. That spectrum is a renewable, reusable resource that does not deplete or exhaust over time. We are not aware of any technology being developed that would render spectrum obsolete. Currently, there are no changes in the competitive or legislative environments that would put in question the future need for spectrum licenses.

During the fourth quarter 2007, we tested our FCC licenses for impairment by comparing the respective book value to an estimate of fair value and concluded that no impairment was necessary for these assets.

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Definite Lived Intangibles

December 31, 2007
		Gross		Net
		Carrying	Accumulated	Carrying
	Useful Lives	Value	Amortization	Value
(In thousands)

Patent rights	10 years	$1,316	$(43)	$1,273

Definite lived intangible assets consist of patent rights that are amortized over a life of ten years on a straight-line basis. The expected amortization related to these patents rights is $132 thousand per year.

Note 5.	Property, Plant and Equipment, Net

Total property, plant and equipment, net as of December 31, 2007 consisted of the following:

(In thousands)

Land	$776
Network equipment, site costs and software	81,755
Buildings and improvements	1,027
Non-network internal use software, office equipment and other	24,683
Less accumulated depreciation	(4,603)

Net property, plant and equipment	103,638
Network asset inventory and construction in progress	388,258

Total property, plant and equipment, net	$491,896

Note 6.	Income Taxes

The legal entities that own our assets are included in the filing of Sprint’s consolidated federal income tax return and certain unitary or combined state income tax returns for the year ended December 31, 2007. Income tax expense and related income tax liabilities (assets) are accounted for in accordance with SFAS No. 109, and have been presented in these financial statements as if we were filing stand-alone separate returns using an estimated combined federal and state marginal tax rate of 39%.

The income tax expense allocated to operations consisted of the following:

Year Ended
December 31,
2007
(In thousands)

Current income tax expense
Federal	$—
State	—

Total current income tax expense	—

Deferred income tax expense
Federal	13,745
State	2,617

Total deferred income tax expense	16,362

Total income tax expense	$16,362

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

The loss from operations before income taxes does not include any foreign component.

The differences that caused our effective income tax rates to vary from the 35% federal statutory rate were as follows:

Year Ended
December 31,
2007
(In thousands)

Income tax benefit at the federal statutory rate	$(72,927)
Effect of:
State income taxes, net of federal income tax effect	1,701
Increase in federal valuation allowance	87,956
Other, net	(368)

Income tax expense	$16,362

We recognize deferred income taxes for temporary differences between the carrying amounts of our assets and liabilities for financial statement purposes and their tax bases. Deferred tax assets are also recorded for net operating loss and tax credit carryforwards. The sources of the differences that give rise to the deferred tax assets and liabilities as of December 31, 2007, along with the income tax effect of each, were as follows:

(In thousands)

Deferred tax assets
Net operating loss carryforwards	$118,950
Tax credit carryforwards	637

Total deferred tax assets	119,587
Valuation allowance	(98,697)

Total net deferred tax assets	20,890

Deferred tax liabilities
FCC licenses	679,222
Property	15,565
Research and experimentation expenses	4,559
Other	766

Total deferred tax liabilities	700,112

Deferred tax liability, net	$679,222

We have recorded gross deferred tax assets of $120 million related to net operating loss and tax credit carryforwards of $305 million and $637 thousand, respectively, which generally expire in 2027. We have recorded a valuation allowance against a substantial portion of our deferred tax assets. Management has reviewed the facts and circumstances, including the limited history and the projected future losses, and determined that it is more likely than not, based on the weight of the evidence, that a substantial portion of the deferred tax assets will not be realized. The remaining deferred tax asset was reduced by schedulable deferred tax liabilities. The net deferred tax liabilities are related to FCC licenses, which are not amortized for book purposes. The net change in the valuation allowance for the year ended December 31, 2007 was $99 million.

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

FASB Interpretation No. 48

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The total unrecognized tax benefits attributable to uncertain tax positions as of January 1, 2007 and December 31, 2007 were zero. Our policy is to recognize interest related to unrecognized tax benefits, if applicable, in interest expense or interest income and to recognize penalties as additional income tax expense. As of December 31, 2007, there were no accrued penalties or interest related to unrecognized tax benefits.

Management believes it is reasonably possible that we will have significant increases to the liability for unrecognized tax benefits during the next twelve months as a result of the significant planned expansion of the business.

Management is unable to estimate the range of the reasonably possible increase due to the expected significance of the changes in the business.

Note 7.	Commitments and Contingencies

Operating Leases

We lease various switching facilities and transmitter and receiver sites under operating leases. The non-cancelable portion of these leases ranges from monthly up to 25 years. These leases, with few exceptions, provide for automatic renewal options and escalations that are either fixed or based on the consumer price index. Any rent abatements, along with rent escalations, are included in the computation of rent expense calculated on a straight-line basis over the lease term. Our lease term for most leases includes the initial non-cancelable term plus at least one renewal period, as the exercise of the related renewal option or options is reasonably assured. Our cell site leases generally provide for an initial non-cancelable term of five to seven years with up to five renewal options for five years each.

As of December 31, 2007, our rental commitments and in-substance rental commitments to Sprint for operating leases, including lease renewals that are reasonably assured, consist of leases for cell and switch sites. Our rental commitments are subject to the terms of a Master Lease Agreement (“MLA”) with Sprint. Our in-substance rental commitments represent cell and switch sites that are co-located with WiMAX equipment and therefore represent a true commitment; however, they are yet to be executed under the MLA. Our commitments in future years are as follows:

(In thousands)

2008	$13,885
2009	15,534
2010	15,948
2011	16,367
2012	16,797
Thereafter	88,986

Total rent expense was $2 million for 2007.

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Commitments

We are a party to other commitments, which primarily includes purchases of network inventory, spectrum capacity and other executory contracts. As of December 31, 2007, the minimum amounts due under these commitments were as follows:

(In thousands)

2008	$936,326
2009	195,065
2010	76,424
2011	77,506
2012	79,515
Thereafter	1,956,391

Contingencies

We are currently engaged in various lawsuits regarding our rights pertaining to certain spectrum use agreements. We have asserted claims against the defendants who have either breached agreements giving us a right of first offer or right of first refusal with respect to the renewal of certain of our 2.5 GHz spectrum use agreements and/or who have interfered with those contractual rights. Currently, all parties have agreed to a stay to the litigation proceedings. If we were to lose our claims, we do not believe it would have a material impact to our financial position or results of operations.

We are also engaged in litigation with Sprint affiliate iPCS Corporation (“iPCS”) and certain of its subsidiaries, in which the parties seek judicial determination of whether the management agreements between Sprint and the iPCS entities can have any effect on the amount or nature of Sprint’s investment in the proposed transaction with Clearwire. We expect that motions will be heard on the matter in Delaware in September 2008.

We are subject to various claims and legal actions that arise in the ordinary course of business. Management cannot predict the final outcome of the actions individually, or in the aggregate, but believes they will not have a material, adverse effect on our financial condition or results of operations.

Note 8.	Related Party and Other Transactions

Sprint Nextel Corporation

Sprint provides us with office facilities and management services, including treasury services, human resources, supply chain management and other shared services. Sprint charged us management fees totaling $115 million in 2007 for such services and office facilities. Additionally, we have entered into lease agreements with Sprint for various switching facilities and transmitter and receiver sites for which we recorded rent expense of $2 million in 2007. We did not make any payments to Sprint through December 31, 2007.

Our operations were included as part of Sprint’s consolidated federal income tax return and certain unitary or combined state income tax returns for the year ended December 31, 2007. We have presented income tax expense and related income tax liabilities as if we were filing stand-alone separate returns. As such, we recognized $16 million of deferred tax expense in 2007 and have recorded a deferred tax liability of $679 million as of December 31, 2007.

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Clearwire Corporation

In May 2008, Sprint entered into a definitive agreement with Clearwire to combine both of their next generation wireless broadband businesses to form a new independent company to focus on expediting the deployment of the first nationwide mobile WiMAX network. Prior to January 1, 2007, Sprint entered into certain transactions with Clearwire to settle pending lawsuits and exchange certain FCC licenses and spectrum use rights.

Sprint’s policy is to record the difference between the fair value of the items received in the transactions and the book value of the items given up in the transactions as either a gain or loss in its statement of operations, and to contribute the items received at fair value to the WiMAX Operations upon consummation of the transactions. The resulting gain related to the FCC licenses and rights to use spectrum received in the transactions was approximately $12 million. During 2007, we also entered into transactions with Clearwire to contract/subcontract certain spectrum use rights and lease/sublease certain cell tower space.

In 2007, we recognized $3 million of other income associated with the executory agreements where we were paid for the use of certain of our FCC licenses or where we subcontracted our right to use such licenses and $2 million of contra spectrum expense where we were reimbursed for usage of other spectrum. We received $3 million from Clearwire as an up-front payment on a collection of subcontracts; this up-front payment is recorded as contra prepaid spectrum expense and will be recognized over the life of the agreement.

We also recognized $566 thousand of legal and other reimbursements as a component of general and administrative expenses. We are a party to certain agreements where Clearwire subcontracts the right to use spectrum from us. Rather than reimburse us, Clearwire pays the owners of the educational broadband spectrum directly. In 2007, Clearwire paid $1 million directly to these spectrum owners on our behalf.

We have also completed transactions with Clearwire to acquire certain spectrum rights or the right to use certain spectrum rights in certain areas of the United States and paid $6 million in 2007 related to such transactions; $1 million of this amount relates to the acquisition of an FCC license while the remainder represents prepaid spectrum expense that will be recognized as spectrum expense over the life of the agreement. Additionally, we paid Clearwire $232 thousand for the right to use certain spectrum in 2007. As of December 31, 2007, no amounts were due to or from Clearwire.

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2008	2007
	(In thousands)

ASSETS
Current assets
Cash	$—	$—
Prepaid spectrum expense	7,645	8,399

Total current assets	7,645	8,399
Property, plant and equipment, net	822,095	491,896
FCC licenses and patents, net	2,517,390	2,419,519
Prepaid spectrum expense	200,245	180,863
Other assets	72,342	43,481

Total assets	$3,619,717	$3,144,158

LIABILITIES AND BUSINESS EQUITY
Deferred tax liability, net	$692,058	$679,222
Commitments and contingencies
Business equity	2,927,659	2,464,936

Total liabilities and business equity	$3,619,717	$3,144,158

See accompanying Notes to Financial Statements

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

STATEMENTS OF OPERATIONS
(Unaudited)

			Period from
			January 1, 2007
	Six Months Ended	Six Months Ended	(Inception) to
	June 30,	June 30,	June 30,
	2008	2007	2008
	(In thousands)

Net operating revenues	$—	$—	$—
Direct and allocated costs and expenses
Spectrum expense	33,093	26,004	93,144
Network costs	52,438	8,360	101,303
General and administrative	66,946	34,336	166,436
Depreciation and amortization	16,302	162	20,281

	168,779	68,862	381,164

Operating loss	(168,779)	(68,862)	(381,164)
Other income	2,854	1,754	6,876

Loss from operations before income taxes	(165,925)	(67,108)	(374,288)
Income tax expense	(11,078)	(7,265)	(27,440)

Net loss	$(177,003)	$(74,373)	$(401,728)

See accompanying Notes to Financial Statements

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

STATEMENTS OF CASH FLOWS

(Unaudited)

			Period from
			January 1, 2007
	Six Months Ended	Six Months Ended	(Inception) to
	June 30,	June 30,	June 30,
	2008	2007	2008
	(In thousands)

Cash flows from operating activities
Net loss	$(177,003)	$(74,373)	$(401,728)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	16,302	162	20,281
Deferred income taxes	11,078	7,265	27,440
Changes in prepaid spectrum expense and other assets	(47,489)	(46,917)	(182,624)

Net cash used in operating activities(1)	(197,112)	(113,863)	(536,631)

Cash flows from investing activities
Capital expenditures	(410,401)	(57,644)	(739,870)
Expenditures relating to FCC licenses and patents	(91,397)	(42,746)	(445,008)

Net cash used in investing activities(1)	(501,798)	(100,390)	(1,184,878)

Cash flows from financing activities
Advances from Sprint Nextel Corporation(1)	698,910	214,253	1,721,509

Net change in cash	—	—	—
Cash, beginning of period	—	—	—

Cash, end of period	$—	$—	$—

(1)	Amounts represent cash inflows and outflows made on behalf of or to the WiMAX Operations of Sprint Nextel Corporation by Sprint Nextel Corporation. See Note 2 for additional information.

See accompanying Notes to Financial Statements

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

STATEMENT OF BUSINESS EQUITY

(Unaudited)

Period from
January 1, 2007
(Inception) to
June 30, 2008
(In thousands)

Business equity, January 1, 2007	$1,402,410
Net loss	(224,725)
Contributions and advances from Sprint Nextel Corporation	1,287,251

Business equity, December 31, 2007	2,464,936
Net loss	(177,003)
Contributions and advances from Sprint Nextel Corporation	639,726

Business equity, June 30, 2008	$2,927,659

See accompanying Notes to Financial Statements

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Note 1.	Description of Business — WiMAX Operations

The WiMAX Operations of Sprint Nextel Corporation (“WiMAX Operations,” “we” or “our”), a development stage enterprise, represent a collection of assets, related liabilities and activities accounted for in various legal entities that are wholly-owned subsidiaries of Sprint Nextel Corporation (“Sprint” or the “Parent”) and allocations from the Parent and other non-WiMAX entities that act on our behalf. These assets, related liabilities and activities have been collectively utilized with the objective of developing a next generation wireless broadband network that will enable simple, fast, portable, reliable and affordable Internet communications. We expect to deploy the mobile Worldwide Interoperability of Microwave Access (“WiMAX”) technology, based on the IEEE 802.16e-2005 standard, in our planned markets using 2.5 gigahertz (“GHz”) Federal Communications Commission (“FCC”) licenses. As mobile WiMAX is a standards-based technology, we believe manufacturers may begin to offer a number of handheld communications and consumer electronic devices that will be WiMAX-enabled. We have announced our plans to launch commercial WiMAX service in selected markets in September 2008, and expect to serve a small number of customers by the end of 2008.

On May 7, 2008, Sprint announced that it had entered into a definitive agreement with Clearwire Corporation (“Clearwire”) to combine both of their next generation wireless broadband businesses to form a new independent company to be called Clearwire (“New Clearwire”). In addition, five independent partners, including Intel Corporation through Intel Capital, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks LLC, collectively agreed to invest $3.2 billion in New Clearwire. Prior to closing the transaction, the assets, related liabilities and activities of the WiMAX Operations, currently accounted for in various legal entities, will be transferred to a single legal entity that will be contributed to New Clearwire at close in exchange for an equity interest in New Clearwire. New Clearwire will be focused on expediting the deployment of the first nationwide mobile WiMAX network to provide a true mobile broadband experience for consumers, small businesses, medium and large enterprises, public safety organizations and educational institutions. The transaction is expected to close in the fourth quarter 2008.

The accompanying financial statements represent the collective assets and activities of the WiMAX Operations, including any allocations from the Parent and other non-WiMAX entities that have acted on our behalf. The nature of the assets held by the legal entities is primarily 2.5 GHz FCC licenses and certain property, plant and equipment related to the WiMAX network. The acquisition of the assets was funded by the Parent. There is no intention of repaying this funding, other than certain amounts that will be repaid on the closing of the above transaction, and it is presented as business equity. As Sprint has acquired significant amounts of FCC licenses on our behalf in the past, these purchases have been presented as part of the opening business equity as principal operations did not commence until January 1, 2007, at which time the WiMAX Operations qualified as a business.

Management of Sprint has committed to provide us with the required financial support through the earlier of the closing of the above transaction or August 31, 2009.

Note 2.	Basis of Presentation

The information as of June 30, 2008, for the six months ended June 30, 2008 and 2007 and for the period from January 1, 2007 (inception) to June 30, 2008 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of the results for interim periods. Operating results for the interim periods should not be viewed as representative of results that may be expected for the year ending December 31, 2008.

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Unaudited)

We prepare our financial statements in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet as well as the reported amounts of expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, tax valuation allowances, useful lives for property, plant and equipment and indefinite lived intangible asset impairment analyses.

The accompanying financial statements present our balance sheets and the related results of operations and cash flows. Accordingly, these statements do not represent the financial position, results of operations or cash flows of Sprint. Further, these statements include allocations of expenses from Sprint and therefore may not necessarily be indicative of the financial position, results of operations and cash flows that would have resulted had we functioned as a stand-alone operation. Additionally, the assets and liabilities in the financial statements herein may differ from the separated company upon completion of the contribution to New Clearwire based on the specific definitive agreements signed between Sprint and Clearwire. The balance sheets do not include Sprint’s assets or liabilities not separately identifiable to us. Cash management is performed on a consolidated basis and Sprint processes payables, payroll and other transactions on our behalf. Assets and liabilities not specifically identifiable to us include:

•	Cash, cash equivalents and investments, with activity in our cash balances being recorded through business equity;

•	Accounts payable, which are processed centrally by Sprint and are passed to us through intercompany accounts that are included in business equity; and

•	Certain accrued liabilities, which are passed through to us through intercompany accounts that are included in business equity.

Supplemental Cash Flow Information

Statements of cash flows have been presented for the six months ended June 30, 2008 and 2007 and the period from January 1, 2007 (inception) to June 30, 2008. The statements of cash flows present the activities that were paid by Sprint on our behalf. Financing activities include funding advances from Sprint, presented as business equity, since it manages our financing activities on a centralized basis. Further, the net cash used in operating activities and the net cash used in investing activities for capital expenditures and acquisitions of FCC licenses and patents represent transfers of expenses or assets paid for by other Sprint subsidiaries. No cash payments were made by us for income taxes or interest in 2007 or through June 30, 2008.

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Reconciliation of Changes in Business Equity

The following is a reconciliation of changes in business equity:

Period from
January 1, 2007
(Inception) to
June 30, 2008
(In thousands)

Opening business equity, January 1, 2007	$1,402,410
Contributions and advances from Sprint:
Advances from Sprint	1,022,599
Increase in Sprint’s accruals for our capital expenditures	164,652
Sprint’s purchase of 2.5 GHz FCC licenses with stock(1)	100,000

Total contributions and advances from Sprint	1,287,251
Net loss for the year ended December 31, 2007	(224,725)

Business equity at December 31, 2007	2,464,936
Contributions and advances from Sprint:
Advances from Sprint	698,910
Decrease in Sprint’s accruals for our capital expenditures	(63,184)
Sprint’s purchase of 2.5 GHz FCC licenses with stock(1)	4,000

Total contributions and advances from Sprint	639,726
Net loss for the six months ended June 30, 2008	(177,003)

Business equity at June 30, 2008	$2,927,659

(1)	Sprint acquired FCC licenses on our behalf for $100 million of Sprint common stock and $4 million of Sprint common stock in 2007 and the six months ended June 30, 2008, respectively.

Allocation of Shared Services

Sprint directly assigns, where possible, certain costs to us based on our actual use of the shared services. These costs include network related expenses, office facilities, treasury services, human resources, supply chain management and other shared services. Where direct assignment of costs is not possible or practical, Sprint uses indirect methods, including time studies, to estimate the assignment of its costs to us, which are allocated to us through a management fee. The allocations of these costs are re-evaluated periodically. Sprint allocated $107 million of shared services costs to us in the six months ended June 30, 2008, $39 million in the six months ended June 30, 2007 and $222 million in the period from January 1, 2007 (inception) to June 30, 2008.

Allocation of Financing

Sprint manages our financing activities on a centralized basis. Under Sprint’s centralized cash management program, we are advanced funds, which represent the allocation of capital to support our operations. The advances are included in business equity on the balance sheet. Sprint has not charged us any interest and there has not been any reimbursement of these funds to date, nor are there obligations to repay these amounts at this time.

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Significant New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141R, Business Combinations, which replaces SFAS No. 141, Business Combinations, originally issued in June 2001. SFAS No. 141R will apply to business combinations for which the acquisition date is on or after January 1, 2009, and this statement could have a material impact on us with respect to business combinations completed after the effective date. Such significant changes include, but are not limited to, the “acquirer” recording 100% of all assets and liabilities, including goodwill of the acquired business, generally at their fair values, and acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired. In addition, after the effective date, reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties related to any business combination, even those completed prior to the statement’s effective date, will be recognized in earnings, except for qualified measurement period adjustments.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. This statement amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. If we were to enter into an arrangement after the effective date of the statement where we are required to consolidate a noncontrolling interest, we would report the noncontrolling interest’s equity as a component of business equity in our balance sheet and report the component of net income or loss and comprehensive income or loss attributable to the noncontrolling interest separately. While certain changes in ownership interests will be treated as equity transactions under the new statement, a gain or loss recognized upon loss of control of a subsidiary will be recognized in the statement of operations. This practice differs from our current policy of recognizing such gains or losses as a component of business equity. In addition, the amount of gain or loss is measured using the fair value of the noncontrolling interest at the date control ceases. This also differs from current practice as the carrying amount of a retained interest currently is not remeasured.

In April 2008, the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets. FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The intent of FSP No. 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R and other U.S. generally accepted accounting principles. Specifically, in developing assumptions about renewal or extension used to determine the useful life of a recognized intangible asset, an entity shall consider its own historical experience in renewing or extending similar arrangements; however, these assumptions should be adjusted for the entity specific factors discussed in SFAS No. 142. In the absence of that experience, an entity must consider the assumptions that market participants would use about renewal or extension (consistent with the highest and best use of the asset by market participants), adjusted for the entity specific factors discussed in SFAS No. 142. FSP No. 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We do not believe the adoption of this accounting standard will have a material impact on our financial statements.

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Concentrations of Risk

Reliance on Few Suppliers

The future development of our WiMAX wireless broadband network is dependent upon a limited number of vendors to supply us with the various components of our WiMAX network. Supply and service agreements are in place with all of our vendors; however, should our vendors encounter difficulties in delivering some or all of the network equipment, software or network-related services ordered, this would significantly affect our ability to serve customers in accordance with our planned commercial launch dates.

Reliance on Sprint for Funding

Since the WiMAX Operations are currently a collection of assets and activities that do not generate revenue, we are dependent upon Sprint to fund the acquisition and development of our network assets. Sprint has committed to provide the required financial support through the earlier of the closing of the transaction described in Note 1 at which time future funding will become New Clearwire’s obligation, or August 31, 2009. However, should Sprint be unable to provide the committed support, this would significantly affect our ability to further develop the existing network.

Note 3.	Intangible Assets

Indefinite Lived Intangibles

	Balance		Balance
	December 31,		June 30,
	2007	Additions	2008
	(In thousands)

FCC licenses	$2,418,246	$96,962	$2,515,208

We hold a portfolio of numerous FCC licenses within the 2.5 GHz range. These licenses have been acquired primarily through FCC auctions and prior business combinations undertaken by Sprint, and such licenses will be used to deploy our next generation broadband wireless services. We have identified these FCC licenses as indefinite lived intangible assets after considering the expected use of the assets, the regulatory and economic environment within which they are being used and the effects of obsolescence on their use. As long as we act within the requirements and constraints of the regulatory authorities, the renewal and extension of our licenses is reasonably certain at minimal cost. FCC licenses authorize wireless carriers to use radio frequency spectrum. That spectrum is a renewable, reusable resource that does not deplete or exhaust over time. We are not aware of any technology being developed that would render spectrum obsolete. Currently, there are no changes in the competitive or legislative environments that would put in question the future need for spectrum licenses.

Definite Lived Intangibles

June 30, 2008
		Gross		Net
		Carrying	Accumulated	Carrying
	Useful Lives	Value	Amortization	Value
(In thousands)

Patent rights	10 years	$2,308	$(126)	$2,182

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Definite lived intangible assets consist of patent rights that are amortized over a life of ten years on a straight-line basis. The expected amortization related to these patents rights for each of the next five years is $231 thousand per year.

Note 4.	Income Taxes

The legal entities that own our assets are included in the filing of Sprint’s consolidated federal income tax return and certain unitary or combined state income tax returns. Income tax expense and related income tax liabilities (assets) are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes, and have been presented in these financial statements as if we were filing stand-alone separate returns using an estimated combined federal and state marginal tax rate of 39%.

The differences that caused our effective income tax rates to vary from the 35% federal statutory rate were as follows:

			Period from
	Six Months	Six Months	January 1, 2007
	Ended	Ended	(Inception) to
	June 30, 2008	June 30, 2007	June 30, 2008
	(In thousands)

Income tax benefit at the federal statutory rate	$(58,074)	$(23,488)	$(131,001)
Effect of:
State income taxes, net of federal income tax effect	1,635	745	3,336
Increase in federal valuation allowance	67,497	30,633	155,453
Other, net	20	(625)	(348)

Income tax expense	$11,078	$7,265	$27,440

As of June 30, 2008, we have recorded gross deferred tax assets of $206 million related to net operating loss and tax credit carryforwards of $525 million and $637 thousand, respectively, which generally expire starting in 2027. We have recorded a valuation allowance against a substantial portion of our deferred tax assets. Management has reviewed the facts and circumstances, including the limited history and the projected future losses, and determined that it is more likely than not, based on the weight of the evidence, that a substantial portion of the deferred tax assets will not be realized. The remaining deferred tax asset was reduced by schedulable deferred tax liabilities. The net deferred tax liabilities are related to FCC licenses, which are not amortized for book purposes.

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The total unrecognized tax benefits attributable to uncertain tax positions as of June 30, 2008 were $1 million. Our policy is to recognize interest related to unrecognized tax benefits, if applicable, in interest expense or interest income and to recognize penalties as additional income tax expense. As of June 30, 2008, there were no accrued penalties or interest related to unrecognized tax benefits.

Management believes it is reasonably possible that we will have significant increases to the liability for unrecognized tax benefits during the next twelve months as a result of the significant planned expansion of the business. Management is unable to estimate the range of the reasonably possible increase due to the expected significance of the changes in the business.

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Note 5.	Commitments and Contingencies

We are currently engaged in various lawsuits regarding our rights pertaining to certain spectrum use agreements. We have asserted claims against the defendants who have either breached agreements giving us a right of first offer or right of first refusal with respect to the renewal of certain of our 2.5 GHz spectrum use agreements and/or who have interfered with those contractual rights. Currently, all parties have agreed to a stay to the litigation proceedings. If we were to lose our claims, we do not believe it would have a material impact to our financial position or results of operations.

We are also engaged in litigation with Sprint affiliate iPCS Corporation (“iPCS”) and certain of its subsidiaries, in which the parties seek judicial determination of whether the management agreements between Sprint and the iPCS entities can have any effect on the amount or nature of Sprint’s investment in the proposed transaction with Clearwire. We expect that motions will be heard on the matter in Delaware in September 2008.

We are subject to various claims and legal actions that arise in the ordinary course of business. Management cannot predict the final outcome of the actions individually, or in the aggregate, but believes they will not have a material, adverse effect on our financial condition or results of operations.

Note 6.	Related Party and Other Transactions

Sprint Nextel Corporation

Sprint provides us with office facilities and management services, including treasury services, human resources, supply chain management and other shared services. Sprint charged us management fees for such services and office facilities of $107 million in the six months ended June 30, 2008, $39 million in the six months ended June 30, 2007 and $222 million in the period from January 1, 2007 (inception) to June 30, 2008. Additionally, we have entered into lease agreements with Sprint for various switching facilities and transmitter and receiver sites for which we recorded rent expense of $14 million in the six months ended June 30, 2008, $50 thousand in the six months ended June 30, 2007 and $16 million in the period from January 1, 2007 (inception) to June 30, 2008. We did not make any payments to Sprint through June 30, 2008.

Our operations were included as part of Sprint’s consolidated federal income tax return and certain unitary or combined state income tax returns. We have presented income tax expense and related income tax liabilities as if we were filing stand-alone separate returns. As such, we recognized deferred tax expense of $11 million in the six months ended June 30, 2008, $7 million in the six months ended June 30, 2007 and $27 million in the period from January 1, 2007 (inception) to June 30, 2008. We have recorded a deferred tax liability of $692 million as of June 30, 2008.

Clearwire Corporation

In May 2008, Sprint entered into a definitive agreement with Clearwire to combine both of their next generation wireless broadband businesses to form a new independent company to focus on expediting the deployment of the first nationwide mobile WiMAX network. Prior to January 1, 2007, Sprint entered into certain transactions with Clearwire to settle pending lawsuits and exchange certain FCC licenses and spectrum use rights.

Sprint’s policy is to record the difference between the fair value of the items received in the transactions and the book value of the items given up in the transactions as either a gain or loss in its statement of operations, and to contribute the items received at fair value to the WiMAX Operations upon consummation of the transactions. The resulting gain related to the FCC licenses and rights to use spectrum received in the transactions was approximately $12 million. During 2007 and the six months ended June 30, 2008, we also entered into transactions with Clearwire to contract/subcontract certain spectrum use rights and lease/sublease certain cell tower space.

WIMAX OPERATIONS OF SPRINT NEXTEL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Unaudited)

In the six months ended June 30, 2008, we recognized $1 million of other income associated with the executory agreements where we were paid for the use of certain of our FCC licenses or where we subcontracted our right to use such licenses and $700 thousand of contra spectrum expense where we were reimbursed for usage of other spectrum. We received $4 million from Clearwire as reimbursement of an up-front payment we had made on spectrum agreements we had subcontracted to Clearwire; this amount was recorded as a reduction to prepaid spectrum. We are a party to certain agreements where Clearwire subcontracts the right to use spectrum from us. Rather than reimburse us, Clearwire pays the owners of the educational broadband spectrum directly. In the six months ended June 30, 2008, Clearwire paid $1 million directly to these spectrum owners on our behalf. Additionally, we paid Clearwire $116 thousand for the right to use certain spectrum in the six months ended June 30, 2008.

In the six months ended June 30, 2007, we recognized $1 million of other income associated with the executory agreements where we were paid for the use of certain of our FCC licenses or where we subcontracted our right to use such licenses and $845 thousand of contra spectrum expense where we were reimbursed for usage of other spectrum. We are a party to certain agreements where Clearwire subcontracts the right to use spectrum from us. Rather than reimburse us, Clearwire pays the owners of the educational broadband spectrum directly. In the six months ended June 30, 2007, Clearwire paid $459 thousand directly to these spectrum owners on our behalf. Additionally, we paid Clearwire $116 thousand for the right to use certain spectrum in the six months ended June 30, 2007.

As of June 30, 2008, no amounts were due to or from Clearwire.

ANNEX A

TRANSACTION AGREEMENT AND PLAN OF MERGER

The Transaction Agreement is included in this proxy statement/prospectus in order to provide you with information regarding its terms. It is not in any way intended to provide you with factual information about the current state of affairs of Clearwire. Such information can be found elsewhere in this proxy statement/prospectus (including the attached annexes) and in the other public filings that Clearwire makes with the SEC, which are available without charge at www.sec.gov. The Transaction Agreement contains representations, warranties, covenants and other agreements, each as of specific dates. These representations, warranties, covenants and other agreements are qualified by information contained in confidential disclosure schedules that the parties exchanged in connection with the execution of the Transaction Agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations, warranties, covenants and other agreements set forth in the Transaction Agreement. Although some of the information contained in the disclosure schedules may be non-public, Clearwire does not believe that this information is required to be publicly-disclosed under the federal securities laws. Moreover, certain of these representations, warranties, covenants and/or other agreements may not be accurate or complete as of a specific date because they are subject to a contractual standard of materiality that may be different from the standard generally applied under the federal securities laws and/or were used for the purpose of allocating risk between Clearwire rather than establishing matters as facts. Finally, information concerning the subject matter of these representations, warranties, covenants and other agreements may have changed since the date of the Transaction Agreement, which may or may not be fully-reflected in Clearwire’s public disclosures. Accordingly, you should not rely on these representations, warranties, covenants and other agreements as statements of fact.

Annex A

TRANSACTION AGREEMENT
AND
PLAN OF MERGER
among
CLEARWIRE CORPORATION,
SPRINT NEXTEL CORPORATION,
COMCAST CORPORATION,
TIME WARNER CABLE INC.,
BRIGHT HOUSE NETWORKS, LLC,
GOOGLE INC.,
AND
INTEL CORPORATION
Dated as of May 7, 2008

A-i

A-ii

A-iii

EXHIBITS

EXHIBIT A	—	DEFINITIONS
EXHIBIT B	—	CERTIFICATE OF INCORPORATION OF NEWCO, INC.
EXHIBIT C	—	BYLAWS OF NEWCO, INC.
EXHIBIT D	—	INITIAL LIMITED LIABILITY COMPANY AGREEMENT OF NEWCO LLC
EXHIBIT E	—	AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF NEWCO LLC
EXHIBIT F	—	LIMITED LIABILITY COMPANY AGREEMENT OF CLEARWIRE SUB LLC
EXHIBIT G	—	LIMITED LIABILITY COMPANY AGREEMENT OF SPRINT SUB LLC
EXHIBIT H	—	REGISTRATION RIGHTS AGREEMENT
EXHIBIT I	—	EQUITYHOLDERS’ AGREEMENT
EXHIBIT J	—	ASSUMED NOTE
EXHIBIT K	—	OTHER MATTERS
EXHIBIT L	—	TERMS OF SECURED NOTE
EXHIBIT M	—	REVISED STRUCTURE

A-iv

THIS TRANSACTION AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 7, 2008 (the “Execution Date”) by and among Clearwire Corporation, a Delaware corporation (“Clearwire”), Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Comcast Corporation, a Pennsylvania corporation (“Comcast”), Time Warner Cable Inc., a Delaware corporation (“TWC”), Bright House Networks, LLC, a Delaware limited liability company (“BHN”), Google Inc., a Delaware corporation (“Google”), and Intel Corporation, a Delaware corporation (“Intel”), and together with Comcast, TWC, BHN and Google, the “Investors”; the Investors, Sprint and Clearwire are referred to herein as the “Parties”). Capitalized terms not otherwise defined in this Agreement have the meanings ascribed to those terms in Exhibit A attached to this Agreement.

RECITALS

A. The Parties desire to (i) foster the development of a nationwide wireless broadband network (the “Wireless Broadband Network”); (ii) expedite the commercial availability of wireless broadband services over the Wireless Broadband Network; (iii) enable the offering of a greater depth and breadth of wireless broadband services; and (iv) promote wireless broadband development.

B. In order to satisfy the foregoing objectives Sprint and Clearwire desire to combine their respective WiMAX Businesses and the Investors desire to invest capital and enter into certain commercial arrangements as follows:

(i) Clearwire will form a wholly owned Delaware corporation (“NewCo”);

(ii) NewCo will form a wholly owned Delaware limited liability company (“NewCo LLC”) that is, and at all times prior to the Closing will have been, treated as a disregarded entity for U.S. federal income tax purposes;

(iii) NewCo LLC in turn will form a wholly owned Delaware limited liability company (“Clearwire Sub LLC”) that is, and at all times prior to the Closing will have been, treated as a disregarded entity for U.S. federal income tax purposes;

(iv) the outstanding Class B common stock, par value $0.0001 per share, of Clearwire (“Clearwire Class B Common Stock”) will be converted into Class A common stock, par value $0.0001 per share, of Clearwire (“Clearwire Class A Common Stock”);

(v) Clearwire will merge with and into Clearwire Sub LLC, pursuant to which the shareholders of Clearwire will exchange their Clearwire Class A Common Stock for Class A common stock, par value $0.0001 per share, in NewCo (“Class A Common Stock”);

(vi) Sprint will cause to be formed a wholly owned Delaware limited liability company (“Sprint HoldCo LLC”), which in turn will form a wholly owned Delaware limited liability company (“Sprint Sub LLC”), that is, and at all times prior to the Closing will have been, a disregarded entity for U.S. federal income tax purposes;

(vii) Sprint will cause one or more wholly owned companies (referred to herein and as defined below, the “Transfer Entities”) to hold the Sprint WiMAX Business and will cause all the Transfer Entities to be limited liability companies that are treated as disregarded entities for U.S. federal income tax purposes immediately prior to and as of the Closing in accordance with the terms of this Agreement;

(viii) Sprint and its Subsidiaries will contribute all of the limited liability company interests in each of the Transfer Entities to Sprint HoldCo LLC, which in turn will contribute these interests to Sprint Sub LLC, and Sprint Sub LLC will assume the Sprint Pre-Closing Financing in accordance with the terms of this Agreement;

(ix) following both the completion of the merger of Clearwire with and into Clearwire Sub LLC and the contribution of the Transfer Entities to Sprint Sub LLC (a) Sprint will cause Sprint HoldCo LLC to contribute all of the limited liability company interests of Sprint Sub LLC to NewCo LLC in exchange for non-voting membership interests in NewCo LLC and to purchase an equal number of shares of Class B common stock, par value $0.0001 per share, in NewCo (“Class B Common Stock”) and (b) Sprint and certain of its Subsidiaries will enter into certain commercial agreements with NewCo LLC;

(x) following completion of the merger of Clearwire with and into Clearwire Sub LLC and the consummation of the transactions described in clause (ix)(a) above, Comcast, TWC, BHN and Intel will contribute $2.7 billion in the aggregate to NewCo LLC in exchange for voting and non-voting membership interests in NewCo LLC and will enter into certain commercial agreements with NewCo LLC;

(xi) following completion of the merger of Clearwire with and into Clearwire Sub LLC and the consummation of the transactions described in clause (ix)(a) above, Google will contribute $500,000,000 to NewCo in exchange for Class A Common Stock;

(xii) immediately following the purchase by Sprint HoldCo LLC of Class B Common Stock in NewCo as described in clause (ix)(a) above, NewCo will contribute the cash that it receives from Sprint HoldCo LLC to NewCo LLC in exchange for voting membership interests in NewCo LLC;

(xiii) immediately following the receipt by the Investors of voting and non-voting membership interests in NewCo LLC as described in clause (x) above, each of Comcast, TWC, BHN and Intel will contribute to NewCo its voting membership interests in NewCo LLC for Class B Common Stock in NewCo; and

(xiv) immediately following the purchase by Google of Class A Common Stock in NewCo as described in clause (xi) above, NewCo will contribute the cash that it receives from Google to NewCo LLC in exchange for voting membership interests and nonvoting membership interests in NewCo LLC, in each case according to the terms set forth in this Agreement.

C. Sprint and Clearwire have entered into a voting agreement with each of Eagle River Holdings, LLC, a Washington limited liability company (“Eagle River”), and Intel under which Eagle River and Intel have agreed, among other things, to vote their shares of Clearwire Capital Stock in favor of the Merger in the amounts and under the circumstances described in the respective voting agreements.

D. NewCo and its Subsidiaries will provide broad benefits to consumers, businesses, educators, governments and public safety users by fostering quicker, broader and more efficient deployment of a nationwide mobile wireless broadband network than either Sprint or Clearwire believes it could accomplish on its own.

E. NewCo LLC and Intel have agreed to enter into the Intel Agreement at the Closing to, among other things, accelerate and facilitate the development of a nationwide mobile wireless broadband network and devices using WiMAX.

F. The Parties intend that for U.S. federal income tax purposes, (i) the conversion of the outstanding Clearwire Class B Common Stock into Clearwire Class A Common Stock will qualify as a reorganization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the “Code”), and a transaction governed by Section 1036 of the Code; and (ii) the Merger of Clearwire with and into Clearwire Sub LLC in accordance with the terms set forth in this Agreement will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code.

G. The Parties intend that for U.S. federal income tax purposes, the contributions by NewCo, Sprint and the Investors (other than Google) to NewCo LLC will convert NewCo LLC from a disregarded entity into a partnership for U.S. federal income tax purposes, to which partnership NewCo, Sprint (through Sprint HoldCo LLC) and each such Investor will be treated as having contributed assets in a transaction qualifying for nonrecognition under Section 721 of the Code.

H. Sprint intends that, while the Merger of Clearwire with and into Clearwire Sub LLC will qualify separately as a reorganization described in Section 368(a)(1)(F) of the Code, the Merger also will be part of a larger transaction involving the transfers by Sprint HoldCo LLC and the Investors to NewCo in exchange for

NewCo Capital Stock, with the result that the larger transaction will qualify as an exchange described in Section 351 of the Code.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual promises set forth in this Agreement, the Parties to this Agreement and by this Agreement agree as follows:

ARTICLE 1

PRECEDENT TRANSACTIONS

Section 1.1  The Formation Transactions.  Before the Closing Date, the following will have occurred:

(a) Incorporation of NewCo.  Clearwire will incorporate NewCo, and Clearwire will take, and will cause NewCo to take, all actions necessary so that, as of the Closing Date, NewCo’s certificate of incorporation and bylaws will be in the form attached as Exhibits B and C, respectively; and

(b) Formation of NewCo LLC.  Clearwire will cause NewCo to form NewCo LLC. For all periods following the formation and until the consummation of the transactions described in Sections 3.3 and 4.1, NewCo LLC will be governed by the terms of the limited liability company operating agreement of NewCo LLC in the form attached as Exhibit D (the “Initial NewCo LLC Agreement”). Clearwire will take, and will cause NewCo and NewCo LLC to take, all actions necessary so that (i) NewCo LLC is an entity disregarded as separate from NewCo for U.S. federal income tax purposes until the consummation of the transactions described in Sections 3.3 and 4.1 and (ii) as of the Closing Date and following the Merger, NewCo LLC’s limited liability company operating agreement is amended and restated in the form attached as Exhibit E (the “NewCo LLC Agreement”).

(c) Formation of Clearwire Sub LLC.  Clearwire will cause NewCo LLC to form Clearwire Sub LLC, and Clearwire will take, and will cause NewCo, NewCo LLC and Clearwire Sub LLC to take, all actions necessary so that (i) Clearwire Sub LLC at all times since its formation will have been, and as of the Closing will be, an entity disregarded as separate from NewCo and NewCo LLC for U.S. federal income tax purposes and (ii) as of the Closing Date and following the Merger, Clearwire Sub LLC’s limited liability company operating agreement will be in the form attached as Exhibit F.

(d) Formation of Sprint HoldCo LLC and Sprint Sub LLC.  Sprint will cause the formation of Sprint HoldCo LLC and cause Sprint HoldCo LLC to form Sprint Sub LLC, and Sprint will take, and will cause Sprint HoldCo LLC and Sprint Sub LLC to take, all actions necessary so that (i) Sprint Sub LLC at all times since its formation will have been, and immediately prior to the Closing will be, an entity disregarded as separate from Sprint HoldCo LLC for U.S. federal income tax purposes until the LLC Contribution and (ii) as of the Closing Date, Sprint Sub LLC’s limited liability company operating agreement will be in the form attached as Exhibit G.

Section 1.2  Sprint Financing Arrangements.

(a) Sprint will, or will cause one or more of its Subsidiaries to, finance the Sprint WiMAX Business between April 1, 2008 and the Closing Date (the ‘‘Sprint Pre-Closing Financing”), with Sprint Sub LLC to assume the obligation to repay Sprint (or its applicable Subsidiaries) in respect of the Sprint Pre-Closing Financing prior to the LLC Contribution; provided that (i) Sprint Sub LLC shall not assume, and Sprint shall retain and be responsible for, (x) any portion of the Sprint Pre-Closing Financing that was not incurred to fund the Sprint WiMAX Business, (y) the principal amount of the Sprint Pre-Closing Financing in excess of the total amounts set forth below each month on the Sprint Budget that has elapsed through and including the month in which the Closing occurs and (z) any amount of the Sprint Pre-Closing Financing to the extent such amount was incurred to fund the Sprint WiMAX Business but was not incurred in substantial compliance in the aggregate with the Sprint Budget (provided that, for purposes of this clause (z), spending a lesser amount on the Sprint WiMAX Business than is provided in the Sprint Budget will not constitute substantial non-compliance in the aggregate with the Sprint Budget), and (ii) the terms of the financing to be assumed by Sprint Sub LLC shall be as set forth in Exhibit J (the “Assumed Note”). For the avoidance of doubt, interest shall accrue on any amounts of Sprint Pre-Closing Financing in accordance with the terms of the Assumed

Note beginning on the date that any such financing is provided by Sprint as provided by this Section 1.2(a) through but excluding the Sprint Pre-Closing Financing Repayment Date (as defined below).

(b) NewCo and NewCo LLC will cause the Sprint Pre-Closing Financing, together with any interest accrued thereon, to be repaid on the first Business Day following the Closing (the “Sprint Pre-Closing Financing Repayment Date”). A portion of the Sprint Pre-Closing Financing will be repaid in cash by wire transfer to Sprint in immediately available funds (the “Cash Payment”) with the remaining portion of the Sprint Pre-Closing Financing being repaid with the issuance of a secured promissory note by Sprint Sub LLC to Sprint (the terms of which note and related agreements shall be substantially as set forth on Exhibit L) (the “Secured Note”). Subject to the following sentence (and subject to any changes in the following amounts as a result of any refinancing of the Credit Agreement on or prior to the Sprint Pre-Closing Refinancing Repayment Date, as described in Exhibit L) and disregarding any interest accrued on the Sprint Pre-Closing Financing, if the amount of the Sprint Pre-Closing Financing is (i) less than or equal to $213 million, then the Cash Payment will equal the amount of the Sprint Pre-Closing Financing; (ii) greater than $213 million but less than or equal to $426 million, then the Cash Payment will equal $213 million and the principal amount of the Secured Note will equal the remaining amount of the Sprint Pre-Closing Financing or (iii) greater than $426 million, then the Cash Payment and the principal amount of the Secured Note will each equal 50% of the Sprint Pre-Closing Financing. All interest that has accrued on the Sprint Pre-Closing Financing in accordance with the terms of the Assumed Note between April 1, 2008 and the Sprint Pre-Closing Financing Repayment Date (the “Pre-Closing Accrued Interest”) will be paid to Sprint on the Sprint Pre-Closing Financing Repayment Date in a combination of cash and added principal to the Secured Note in the same proportion as the Cash Payment and the Secured Note.

(c) For a period of 45 days after the Closing Date, Sprint will, and will cause its Subsidiaries to promptly afford NewCo, NewCo LLC and their respective employees, accountants and legal counsel such assistance and access to the books, records, work papers and personnel of Sprint and its Subsidiaries during normal business hours as is reasonably requested by NewCo or NewCo LLC, for the purposes of reviewing the Sprint Pre-Closing Financing assumed by Sprint Sub LLC prior to the LLC Contribution (the “Post-Closing Verification Period”); provided that the Post-Closing Verification Period will be extended as appropriate if Sprint does not provide NewCo, NewCo LLC and such representatives such access for such 45-day period. In the event that NewCo or NewCo LLC in good faith determines that any item or amount of the Sprint Pre-Closing Financing was assumed by Sprint Sub LLC in violation of Section 1.2(a), NewCo or NewCo LLC shall have the right to dispute such item or amount by delivering written notice thereof (the “Objection”) to Sprint on or before the last day of the Post-Closing Verification Period, which notice shall set forth in reasonable detail the basis for its objection(s). Following the receipt of the Objection by Sprint, NewCo and NewCo LLC, on the one hand, and Sprint, on the other hand, shall seek in good faith to resolve any differences which they may have with respect to the matters specified in the Objection. If such Parties are not able to resolve all of the differences specified in the Objection within 30 days after the Objection is received by Sprint, either NewCo or NewCo LLC, on the one hand, or Sprint, on the other hand, may submit the remaining differences to a mutually acceptable and nationally recognized independent accounting firm (who shall not have any material relationship with Sprint or NewCo) (the “Accounting Referee”), to review this Agreement and the remaining disputed item(s) or amount(s) for the purpose of determining whether such item(s) or amount(s) were assumed by Sprint Sub LLC in violation of Section 1.2(a) (it being understood that, to the extent appropriate, the Accounting Referee shall utilize employees of its firm with substantial telecommunications expertise). The Accounting Referee shall deliver to NewCo, NewCo LLC and Sprint, as promptly as practicable, a report setting forth its written determination of the remaining disputed item(s) or amount(s). Such report shall be final and binding upon NewCo, NewCo LLC and Sprint. The cost of such review and report shall be borne by NewCo LLC. For purposes of this Section 1.2(c), (i) all action taken by NewCo or NewCo LLC shall be determined and directed by the senior management of NewCo unless such action requires action on the part of the NewCo Board of Directors, in which case such action shall be determined and directed by the members of the NewCo Board of Directors other than the Sprint Designees (as such term is defined in the Equityholders’ Agreement) and (ii) the Sprint Designees will recuse themselves from all consideration of these matters.

(d) If it is determined in accordance with Section 1.2(c), whether by agreement of NewCo, NewCo LLC and Sprint, or in the absence of such agreement, by the Accounting Referee, that the aggregate Sprint Pre-Closing Financing assumed by Sprint Sub LLC prior to the LLC Contribution is in excess of the amount that should have been so assumed (such excess amount, the ‘‘Reimbursement Amount”), then, if the Sprint Pre-Closing Financing was less than or equal to $426 million, the principal amount of the Secured Note (if the Secured Note has been issued pursuant to Section 1.2(b)) will be reduced by the Reimbursement Amount and, if the Reimbursement Amount is greater than the principal amount of the Secured Note, or if the Secured Note has not been issued pursuant to Section 1.2(b), Sprint shall, promptly after the date of such determination (but in no event later than two Business Days thereafter), pay to Sprint Sub LLC the remaining portion of the Reimbursement Amount in cash by wire transfer of immediately available funds to a bank account designated by NewCo LLC. If the Sprint Pre-Closing Financing was greater than $426 million, then Sprint will pay 50% of the Reimbursement Amount to Sprint Sub LLC in cash in the manner provided in the immediately preceding sentence and the principal amount of the Secured Note will be reduced by 50% of the Reimbursement Amount (but not below zero); provided that in no event will such cash payment by Sprint reduce the net Cash Payment below $213 million unless the principal amount of the Secured Note has been reduced to zero, in which case Sprint will pay to Sprint Sub LLC any remaining portion of the Reimbursement Amount in cash as set forth in this Section 1.2(d).

(e) Upon the repayment (whether in cash or in a reduction in principal amount of the Secured Note) of the Reimbursement Amount, if applicable, Sprint will be required to repay to Sprint Sub LLC an amount of the Pre-Closing Accrued Interest equal to all interest that accrued in respect of the Reimbursement Amount from the date of incurrence through but excluding the Sprint Pre-Closing Financing Repayment Date in accordance with the Sprint Pre-Closing Financing. Any Pre-Closing Accrued Interest that is required to be repaid will be repaid in a combination of cash and reduction in principal amount of the Secured Note in the same proportion as the Reimbursement Amount. Any reduction in the principal amount of the Secured Note pursuant to this Section 1.2(e) will be effective as of the Sprint Pre-Closing Financing Repayment Date.

(f) In addition, (i) the portion of the Reimbursement Amount that Sprint is required to repay in cash and (ii) the interest, if any, paid by Sprint Sub LLC to Sprint pursuant to the Secured Note with respect to the portion of the Reimbursement Amount for which the Secured Note is reduced pursuant to Section 1.2(e), shall bear interest for each Interest Period from and including (x) in the case of clause (i), the Sprint Pre-Closing Financing Repayment Date and (y) in the case of clause (ii), the date on which any such interest was paid, to but excluding the date of payment pursuant to Section 1.2(d) at a rate per annum equal to LIBOR plus 250 basis points. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 360 days and the actual number of days elapsed. Any interest that is required to be repaid on the Reimbursement Amount will be repaid in a combination of cash and reduction in principal amount of the Secured Note in the same proportion as the Reimbursement Amount.

(g) If, as of December 1, 2008, it appears that the Closing may not occur by December 31, 2008, to the extent permitted by Law, the Parties shall work in good faith to modify the Sprint Budget to address the period after December 31, 2008 through the anticipated Closing Date. The budget for the post-December 31, 2008 period shall include (i) expenditures necessary or appropriate for the maintenance and continuation of the Sprint WiMAX Business as operated from April 1, 2008 through December 31, 2008 and (ii) if agreed by the Parties acting in good faith, additional expenditures for the further expansion of the Sprint WiMAX Business (it being understood that such budget will be developed with a view toward maintaining a cost structure that is as low as reasonably practicable consistent with the foregoing principles). If, 30 days prior to any date through which the Sprint Budget has been modified in accordance with this Section 1.2(g), it appears that the Closing may not occur by the previous anticipated Closing Date, to the extent permitted by Law, the parties hereto shall again work in good faith to modify the Sprint Budget to address the period through the then-anticipated Closing Date in accordance with the preceding sentence. If the Sprint Budget is modified in accordance with this Section 1.2(g), all references to the Sprint Budget in this Agreement shall be deemed to be references to the Sprint Budget as so modified.

Section 1.3  NewCo Directors and Certain Other Matters.  Immediately following the Closing, the members of the board of directors of NewCo will be determined as set forth in the Equityholders’ Agreement in substantially the form attached as Exhibit I hereto (the “Equityholders’ Agreement”). In addition, certain other matters with respect to NewCo after the Closing are set forth on Exhibit K.

ARTICLE 2

THE MERGER

Section 2.1  The Recapitalization.  As soon as practicable after satisfaction or, to the extent permitted under this Agreement, waiver of all conditions set forth in Article 9 (the “Closing Conditions”) (excluding conditions that by their nature cannot be satisfied until the Closing), and prior to the Effective Time, all outstanding shares of Clearwire Class B Common Stock will be converted into and exchanged for a corresponding number of shares of Clearwire Class A Common Stock (the “Recapitalization”).

Section 2.2  The Merger.  At the Effective Time, Clearwire will be merged (the “Merger”) with and into Clearwire Sub LLC in accordance with the Delaware General Corporation Law (“DGCL”) and the Delaware Limited Liability Company Act (the “DLLC” and, together with the DGCL, ‘‘Delaware Law”), at which time the separate existence of Clearwire will cease, Clearwire Sub LLC will be the surviving entity (the “Surviving Entity”) and a wholly owned, direct Subsidiary of NewCo LLC, which, in turn, will be a wholly owned, direct Subsidiary of NewCo. From and after the Effective Time, the Surviving Entity will possess all of the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Clearwire, all as provided under Delaware Law.

Section 2.3  The Closing.  Unless this Agreement has been earlier terminated in accordance with Section 12.1, and on the terms and subject to the next sentence and to the conditions set forth in Article 9, the closing of the transactions contemplated by Article 3 and Article 4 (the “Closing”) will take place as soon as practicable, but (i) in no event until after the Recapitalization and the Merger and (ii) subject to clause (i) above, on the last Business Day of the calendar month in which satisfaction or waiver of the Closing Conditions occurs (excluding conditions that by their nature cannot be satisfied until the Closing), or another time and date that the Parties agree to in writing. Clearwire will provide notice to the Parties that, in its view, the Closing is reasonably likely to occur (x) at least 10 Business Days prior to the anticipated Closing Date if the anticipated Closing Date is within six months of the Execution Date and (y) at least five Business Days prior to the Closing Date if the anticipated Closing Date is beyond six months following the Closing Date. The Closing will be held at the New York offices of King & Spalding LLP at 10:00 a.m. local time unless another place is agreed to in writing by the Parties. All actions taken at the Closing will be deemed to have been taken contemporaneously, but in the order specified in this Agreement.

Section 2.4  Effective Time.   As soon as practicable after satisfaction or, to the extent permitted under this Agreement, waiver of all Closing Conditions and consummation of the Recapitalization, Clearwire will file a certificate of merger (the “Certificate of Merger”) with the Delaware Secretary of State in the form required by and executed and completed in accordance with the relevant provisions of Delaware Law and make all other filings or recordings required by Delaware Law to effect the Merger. The Merger will become effective on the date and at the time the Certificate of Merger is filed with the Delaware Secretary of State (or at a later date and time specified, if any, in the Certificate of Merger). The time when the Merger will become effective is referred to as the “Effective Time.”

Section 2.5  Conversion of Shares; Capitalization of NewCo LLC.  At the Effective Time, by virtue of the Merger and without any other action on part of the holders of the shares:

(a) each share of Clearwire Class A Common Stock and each Clearwire restricted stock unit will be canceled and retired and cease to exist and will be converted into the right to receive one share of Class A Common Stock (the ‘‘Merger Consideration”); except that to the extent that any shares of Class A Common Stock are issued in exchange for unvested restricted Clearwire Class A Common Stock or any unvested Clearwire restricted stock units that were granted to Clearwire employees under Clearwire Stock Option Plans or otherwise, those shares of Class A Common Stock will continue to have substantially the same terms and conditions as applied to the corresponding restricted shares or restricted stock units immediately before the Effective Time;

(b) All shares of Clearwire Class A Common Stock that are held by Clearwire as treasury stock prior to the Effective Time will be canceled and retired and cease to exist and no Merger Consideration will be delivered in exchange therefor;

(c) Each membership interest of Clearwire Sub LLC issued and outstanding prior to the Effective Time shall remain outstanding and shall constitute the only issued and outstanding equity interests of the Surviving Entity immediately after the Effective Time;

(d) NewCo LLC will issue to NewCo a number of Voting Units and Class A Common Units so that NewCo holds a number of Voting Units and Class A Common Units in NewCo LLC equal to the number of shares of Clearwire Class A Common Stock outstanding after the Recapitalization and immediately prior to the Effective Time pursuant to the terms of the Initial NewCo LLC Agreement; and

(e) The outstanding shares of common stock of NewCo held by Clearwire immediately prior to the Effective Time will be canceled at the Effective Time.

Section 2.6  Surrender and Payment.

(a) Clearwire has appointed the Exchange Agent for the purpose of exchanging the Merger Consideration for:

(i) certificates representing shares of Clearwire Capital Stock (the ‘‘Certificates”) or

(ii) uncertificated shares of Clearwire Capital Stock (the “Uncertificated Shares”).

Promptly after the Closing Date, NewCo will send, or will cause the Exchange Agent to send, to each holder of shares of Clearwire Capital Stock at the Effective Time a letter of transmittal and instructions that will specify that the delivery will be effected, and risk of loss and title will pass, only on proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent.

(b) Each holder of shares of Clearwire Capital Stock will be entitled to receive, on

(i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or

(ii) receipt of an “agent’s message” by the Exchange Agent (or other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the aggregate Merger Consideration that the holder has a right to receive under Section 2.5. The shares of Class A Common Stock constituting the Merger Consideration will be in uncertificated book-entry form, unless a physical certificate is requested by the holder or is otherwise required under applicable Law. As a result of the Merger, at the Effective Time, all shares of Clearwire Capital Stock will cease to be outstanding and each holder of Clearwire Capital Stock will cease to have any rights with respect to the Clearwire Capital Stock, except the right to receive the Merger Consideration payable in respect of the Clearwire Capital Stock.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it will be a condition to the payment that

(i) either the surrendered Certificate will be properly endorsed or will otherwise be in proper form for transfer or the applicable Uncertificated Share will be properly transferred, and

(ii) the Person requesting the payment will pay to the Exchange Agent any transfer or other Taxes required as a result of the payment to a Person other than the registered holder of the Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that the Tax has been paid or is not payable.

(d) After the Effective Time, there will be no further registration of transfers of shares of Clearwire Capital Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to NewCo, they will be canceled and exchanged for the Merger Consideration payable in respect of the Clearwire Capital Stock provided for, and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the Merger Consideration made available to the Exchange Agent under Section 2.6(a) that remains unclaimed by the holders of shares of Clearwire Capital Stock twelve months after the Closing Date will be returned to NewCo, on demand. Any holder who has not exchanged shares of Clearwire Capital Stock for the Merger Consideration in accordance with this Section 2.6 before that date will look only to NewCo for payment of the Merger Consideration, and any dividends and distributions with respect to the Merger Consideration, in respect of those shares without any interest thereon. Regardless of the preceding sentence, NewCo will not be liable to any holder of shares of Clearwire Capital Stock for any amounts properly paid to a public official under applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by holders of shares of Clearwire Capital Stock six years after the Closing Date (or that earlier date, immediately before the time when the amounts would otherwise escheat to or become property of any Governmental Authority) will become, to the extent permitted by applicable Law, the property of NewCo, free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.7  Stock Options.

(a) The terms of each outstanding compensatory option under any agreement, plan or arrangement of Clearwire (the “Clearwire Stock Option Plans”) to purchase shares of Clearwire Class A Common Stock (a “Clearwire Stock Option”), whether or not exercisable or vested, shall be adjusted as necessary to provide that, at the Effective Time, each Clearwire Stock Option outstanding immediately before the Effective Time will be converted into an option to acquire, on the same terms and conditions as were applicable under that Clearwire Stock Option, the same number of whole shares of Class A Common Stock (rounded down to the nearest whole share) as the holder of the Clearwire Stock Option would have been entitled to receive under the Merger had the holder exercised the Clearwire Stock Option in full immediately before the Effective Time, at a price per share (rounded up to the nearest whole cent) equal to:

(i) the aggregate exercise price for the shares of Clearwire Class A Common Stock otherwise purchasable under the Clearwire Stock Option divided by

(ii) the aggregate number of whole shares of Class A Common Stock deemed purchasable under the Clearwire Stock Option as adjusted, rounded up to the nearest whole cent; provided, however, if the above described conversion process fails to satisfy the requirements of Section 409A of the Code, the conversions shall be effected so as to comply with Section 409A of the Code.

(b) Before the Effective Time, Clearwire will make any amendments to the terms of the Clearwire Stock Option Plans and the Clearwire Stock Options that are necessary, and will take any other actions that are necessary, to give effect to the adjustments contemplated by this Section 2.7.

(c) NewCo will take whatever actions necessary for or otherwise material to the assumption of Clearwire Stock Options under this Section 2.7, including the reservation, issuance and listing of NewCo Capital Stock as is necessary to effectuate the transactions contemplated by this Section 2.7. NewCo will prepare and file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the shares of Class A Common Stock subject to Clearwire Stock Options.

(d) Clearwire and NewCo shall take all reasonable steps as may be required to cause the transactions contemplated by Section 2.7 and any other acquisition of NewCo equity securities or dispositions of Clearwire equity securities (including derivative securities) in connection with this Agreement by each individual who is a director or officer of Clearwire to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with the Interpretive Letter dated January 12, 1999, issued by the SEC relating to Rule 16b-3.

Section 2.8  Warrants.   At the Effective Time, each warrant to purchase shares of Clearwire Class A Common Stock (a “Clearwire Warrant”), whether or not exercisable or vested, outstanding immediately prior to the Effective Time under any agreement, plan or arrangement of Clearwire (the “Clearwire Warrant

Agreements”) will be deemed to constitute a warrant to acquire, on the same terms and conditions as were applicable under that Clearwire Warrant, the same number of whole shares of Class A Common Stock as the holder of the Clearwire Warrant would have been entitled to receive under the Merger had the holder exercised the Clearwire Warrant in full immediately before the Effective Time, at a price per share of Class A Common Stock equal to the exercise price set forth in the applicable Clearwire Warrant.

Section 2.9  Withholdings.  Each of Clearwire, NewCo, NewCo LLC and Clearwire Sub LLC will be entitled to deduct and withhold from the consideration otherwise payable to any Person under this Article 2 any amount it is required to deduct and withhold with respect to the making of the payment under any provision of federal, state, local or foreign Tax Law. If Clearwire, NewCo, NewCo LLC or Clearwire Sub LLC withholds any amount in accordance with the immediately preceding sentence, the amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which Clearwire, NewCo, NewCo LLC or Clearwire Sub LLC made the deduction and withholding.

Section 2.10  Lost Certificates.  If any Certificate has been lost, stolen or destroyed, on the making of an affidavit of that fact by the Person claiming that Certificate to be lost, stolen or destroyed and, if required by NewCo, NewCo LLC or Clearwire Sub LLC, delivery by that Person of an agreement in form reasonably satisfactory to NewCo, NewCo LLC or Clearwire Sub LLC or, as NewCo, NewCo LLC or Clearwire Sub LLC may reasonably deem necessary, the posting by that Person of a bond, in whatever reasonable amount NewCo, NewCo LLC or Clearwire Sub LLC may direct, as indemnity against any claim that may be made against it with respect to the Certificate, the Exchange Agent will issue, in exchange for the lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Clearwire Capital Stock represented by that Certificate, as contemplated by this Section 2.10.

ARTICLE 3

TRANSFER OF SPRINT ASSETS

Section 3.1  Transfer of Sprint Assets.  Before Closing, Sprint will cause the Sprint Assets to be held in their entirety by one or more of the Transfer Entities.

Section 3.2  Contribution of the Transfer Entities.

(a) Before the Closing, Sprint will cause the Transfer Entities to be contributed to Sprint HoldCo LLC, and Sprint HoldCo LLC will accept Capital Stock of the Transfer Entities, in each case, free and clear of any Encumbrance. Sprint will then cause Sprint HoldCo LLC to contribute the Transfer Entities to Sprint Sub LLC, and Sprint Sub LLC will accept the Capital Stock of the Transfer Entities, free and clear of any Encumbrance, and Sprint Sub LLC will issue to Sprint HoldCo LLC all of the Capital Stock of Sprint Sub LLC in accordance with the terms of the Sprint Sub LLC Agreement. The Transfer Entities will be transferred free of cash and Indebtedness (including any Encumbrances related thereto), other than the Sprint Pre-Closing Financing assumed by Sprint Sub LLC in accordance with Section 1.2(a). From and after the contributions described in this Section 3.2(a), Sprint will cause the Transfer Entities and Sprint Sub LLC to be entities disregarded as separate from Sprint HoldCo LLC for U.S. federal income tax purposes until the consummation of the transactions described in Section 3.3.

(b) Sprint will (i) use its Reasonable Best Efforts to transfer, or cause to be transferred, by assignment (and not by means of merger, liquidation or any other means), prior to the Closing, all assets owned by Sprint and its Subsidiaries that are primarily used in the operation of the Sprint WiMAX Business, including the Sprint Assets, and all Liabilities that relate primarily to the Sprint WiMAX Business to one or more newly formed single member limited liability companies that are treated as disregarded entities for U.S. federal income tax purposes and (ii) with respect to those assets and Liabilities that are not assigned under clause (i), each Transfer Entity that holds any such assets and Liabilities that as of the Execution Date is not a limited liability company treated as a disregarded entity for U.S. federal income tax purposes, cause such assets and Liabilities to be held by a limited liability company that is treated as a disregarded entity for U.S. federal income tax purposes, whether through a conversion, merger, liquidation or other means (each limited liability company described in clause (i) or (ii) above, a “New Sprint LLC”). For purpose of clause (i) of the preceding sentence, Sprint will use its Reasonable Best Efforts with respect to any particular assets until the earlier of (x) the date of the receipt of the FCC Consent and (y) the date that Sprint in its reasonable judgment determines that the assignment cannot be made because it would cause Sprint to incur costs (other than de minimis amounts), including transfer Taxes, greater than those that would be incurred under clause (ii). Each New Sprint LLC will at the time of such transaction under clause (i) or (ii) be deemed to be a Transfer Entity, and each entity that no longer holds the relevant assets or Liabilities will no longer be considered a Transfer Entity, if applicable, for all purposes of this Agreement. Within five Business Days before the Closing, Sprint will provide the other Parties a revised Section 7.1(c) of the Sprint Disclosure Schedule showing the then Transfer Entities. Sprint’s obligation to use its Reasonable Best Efforts to transfer by assignment any Sprint Lease will not require Sprint to request the consent of the lessor or sublessor under any such Sprint Lease if Sprint reasonably determines such consent is necessary to effectuate such transfer by assignment, if Sprint, in its reasonable discretion, determines that seeking such consent is not in the best interests of facilitating the Transactions, would cause Sprint to incur any additional out-of-pocket costs (other than de minimis amounts), or would be reasonably likely to damage the relationship with the lessor under the Sprint Lease.

Section 3.3  Contribution Consideration to NewCo LLC and NewCo.  At the Closing, but following completion of the Merger,

(a) Sprint will cause Sprint HoldCo LLC to transfer all of the Capital Stock of Sprint Sub LLC to NewCo LLC, free and clear of any Encumbrance, and NewCo LLC will issue 370,000,000 Class B Common Units to Sprint HoldCo LLC in accordance with the terms of the NewCo LLC Agreement (the “LLC Contribution”);

(b) Sprint will cause Sprint HoldCo LLC to contribute $37,000 in cash to NewCo in consideration for NewCo’s issuance to Sprint HoldCo LLC of 370,000,000 shares of Class B Common Stock; and

(c) NewCo will contribute the cash received from Sprint HoldCo LLC pursuant to Section 3.3(b) to NewCo LLC in exchange for 370,000,000 Voting Units in NewCo LLC.

Section 3.4  Repayment.  NewCo LLC will repay, or cause to be repaid, in full, in accordance with the terms of the Assumed Note and Section 1.2(b), the Sprint Pre-Closing Financing that was assumed by Sprint Sub LLC prior to the LLC Contribution.

Section 3.5  Marketing Funds.  Sprint has the right (subject to the satisfaction of the conditions set forth in the relevant agreements) to have expended on its behalf approximately $250 million of market development and device incentive funds (“Marketing Funds”) by one or more vendors under supply agreements relating to the Sprint WiMAX Business. Subject to the terms of, and performance by Sprint of its obligations under the relevant agreements (x) to be performed prior to the Closing and (y) which relate to or impact the availability of any of the Marketing Funds, Sprint will have the right to retain up to $100 million of the Marketing Funds for its own benefit and not to assign those rights to the Transfer Entities. If the vendor or vendors providing the Marketing Funds to be allocated to Sprint are unwilling to allow Sprint to retain such Marketing Funds or allocate the full $100 million of Marketing Funds for Sprint’s own benefit prior to the end of 2009, NewCo will direct such additional spending of the Marketing Funds as directed by Sprint for the benefit of Sprint prior to December 31, 2009, so that Sprint receives the full $100 million benefit prior to that date. Such direction will be made by NewCo as and when the vendors have committed to expend any Marketing Funds after the Closing pursuant to supply agreements entered into by Sprint and its Subsidiaries prior to the Closing. Sprint and NewCo will discuss and cooperate with respect to the use of such Marketing Funds for Sprint’s benefit. If prior to the Closing, Sprint takes any actions to amend the Marketing Funds provisions of the relevant agreements or otherwise takes or fails to take any actions that adversely affect NewCo’s rights to the Marketing Funds (other than the $100 million of the Marketing Funds to be retained by Sprint pursuant to this Section 3.5), NewCo shall be entitled to seek monetary damages against Sprint to compensate NewCo for the loss of such Marketing Funds. NewCo will not take any actions to amend the Marketing Funds provisions of the relevant agreements or otherwise adversely affect such Marketing Funds to be allocated to Sprint until its obligations to Sprint under this Section 3.5 have been satisfied in full.

ARTICLE 4

INVESTMENTS

Section 4.1  Contributions of Certain Investors.

(a) At the Closing, but following the completion of the Merger and the LLC Contribution, Comcast will contribute $1,050,000,000 to NewCo LLC, TWC will contribute $550,000,000 to NewCo LLC, BHN will contribute $100,000,000 to NewCo LLC, and Intel will contribute $1,000,000,000 to NewCo LLC.

(b) In consideration for the contribution described in Section 4.1(a), NewCo LLC will issue in accordance with the terms of the NewCo LLC Agreement (i) 52,500,000 Class B Common Units and 52,500,000 Voting Units to Comcast, (ii) 27,500,000 Class B Common Units and 27,500,000 Voting Units to TWC, (iii) 5,000,000 Class B Common Units and 5,000,000 Voting Units to BHN and (iv) 50,000,000 Class B Common Units and 50,000,000 Voting Units to Intel.

(c) Each of Comcast, TWC, BHN and Intel will transfer all of its Voting Units to NewCo in consideration for NewCo’s issuance to such Investor of an equal number of shares of Class B Common Stock.

(d) All payments required under this Section 4.1 will be made in cash by wire transfer of immediately available funds to a bank account(s) of NewCo LLC designated in writing by NewCo LLC at least three Business Days before the Closing Date.

Section 4.2  Google’s Purchase of Shares and NewCo Contribution to NewCo LLC.

(a) At the Closing, but following the completion of the Merger and the LLC Contribution and simultaneously with the consummation of the transactions described in Section 4.1, Google will purchase from NewCo, and NewCo will issue to Google, 25,000,000 shares of Class A Common Stock for an aggregate Investment of $500,000,000.

(b) After the issuance of Class A Common Stock to Google under Section 4.2(a), NewCo will contribute Google’s Investment to NewCo LLC and NewCo LLC will issue to NewCo 25,000,000 Voting Units and Class A Common Units.

(c) All payments required under this Section 4.2 will be made in cash by wire transfer of immediately available funds to a bank account(s) of NewCo designated in writing by NewCo at least three Business Days before the Closing Date.

Section 4.3  Post-Closing Adjustment.

(a) On the Adjustment Date:

(i) If the Adjustment Amount with respect to an Investor who made its Investment (or the applicable portion of its Investment) under Section 4.1(a) is a positive number:

(A) Such Investor will transfer to NewCo LLC for no consideration a number of Class B Common Units held by such Investor equal to such Adjustment Amount and, simultaneously with such transfer, NewCo will transfer to NewCo LLC for no consideration a number of Voting Units held by NewCo equal to such Adjustment Amount and all such Class B Common Units and Voting Units shall be immediately and automatically canceled; and

(B) Such Investor will transfer to NewCo for no consideration a number of shares of Class B Common Stock held by such Investor equal to such Adjustment Amount and all such shares of Class B Common Stock shall be immediately and automatically canceled.

(ii) If the Adjustment Amount with respect to an Investor who made its Investment (or the applicable portion of its Investment) under Section 4.1(a) is a negative number:

(A) NewCo LLC will issue to such Investor for no additional consideration a number of Class B Common Units equal to the absolute value of such Adjustment Amount and issue to such Investor for no additional consideration a number of Voting Units equal to the absolute value of such Adjustment Amount; and

(B) Immediately thereafter, such Investor will transfer a number of Voting Units to NewCo equal to the absolute value of such Adjustment Amount in consideration for NewCo’s issuance to such Investor of a number of shares of Class B Common Stock equal to the absolute value of such Adjustment Amount and NewCo will deliver to such Investor a stock certificate or evidence of book-entry for those shares duly executed by NewCo.

(iii) If the Adjustment Amount with respect to an Investor who made its Investment (or the applicable portion of its Investment) under Section 4.2(a) is a positive number:

(A) Such Investor will transfer to NewCo for no consideration a number of shares of Class A Common Stock held by such Investor equal to such Adjustment Amount; and

(B) Simultaneously with such transfer, NewCo will transfer to NewCo LLC for no consideration a number of Voting Units held by NewCo equal to such Adjustment Amount and a number of Class A Common Units held by NewCo equal to such Adjustment Amount and all such Voting Units and Class A Common Units shall be immediately and automatically canceled.

(iv) If the Adjustment Amount with respect to an Investor who made its Investment (or the applicable portion of its Investment) under Section 4.2(a) is a negative number:

(A) NewCo will issue to such Investor for no additional consideration a number of shares of Class A Common Stock equal to the absolute value of such Adjustment Amount and deliver to such Investor a stock certificate or evidence of book-entry for those shares duly executed by NewCo; and

(B) Simultaneously with such issuance, NewCo LLC will issue to NewCo a number of Voting Units equal to the absolute value of such Adjustment Amount and a number of Class A Common Units equal to the absolute value of such Adjustment Amount.

(b) NewCo, NewCo LLC and each Investor will execute any documents necessary to effect the adjustments contemplated pursuant to clause (a) above.

(c) During the period between the Closing and the Adjustment Date, NewCo shall not effect any reclassification, recapitalization, stock split (including reverse stock split), stock dividend, merger, combination, exchange or readjustment of shares, subdivision or other similar transaction, commit to do so or publicly announce its intention to do so.

(d) The shares of Class A Common Stock and Class B Common Stock and Class A Common Units, Class B Common Units and Voting Units, if any, to be issued in connection with any adjustment made pursuant to clause (a) above, when issued and delivered in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of Encumbrances, preemptive rights or other similar rights, other than Encumbrances, preemptive rights or similar rights created by the Equityholders’ Agreement or the NewCo LLC Agreement.

(e) The Parties intend that the adjustments pursuant to this Section 4.3 be treated for U.S. federal income tax purposes as adjustments to the purchase price paid to (i) NewCo LLC by the Investors for their Class B Common Units and Voting Units or (ii) NewCo by the Investors for their Class A Common Stock, as applicable, and as an adjustment to the purchase price paid by the Investors for their shares of Class B Common Stock acquired from NewCo, as applicable, and not as separate transactions for those purposes; provided, however, that for purposes of making such adjustments, the portion of the purchase price allocable to Voting Units and Class B Common Stock shall in all cases be consistent with Section 10.12.

Section 4.4  NewCo and NewCo LLC Joinder.  Clearwire shall cause each of NewCo and NewCo LLC to enter into a written agreement at the Closing, in a form reasonably satisfactory to the Investors and Sprint, pursuant to which each of NewCo and NewCo LLC will agree to be bound by the terms and provisions of this Agreement contemplating performance by NewCo or NewCo LLC, as applicable, after the Effective Time

(including Section 3.5, Section 4.3, Section 10.6 and Section 10.17) and will make the representations and warranties set forth in Section 4.3(d) to Sprint and each Investor.

Section 4.5  Use of Proceeds.  The aggregate proceeds received by NewCo LLC from the Total Investment on the Closing Date will be used by NewCo LLC (a) to pay fees and expenses incurred by NewCo (in accordance with Article 3 of the NewCo LLC Agreement), (b) to pay fees and expenses incurred by NewCo LLC in connection with the Transactions, including the fees and expenses contemplated under Section 10.11 and Section 14.14(a), (c) for capital expenditures and operational expenditures associated with the deployment and operation of the Wireless Broadband Network, including, expenditures for spectrum acquisitions, site acquisition, network construction and wireless broadband infrastructure, (d) subject to the limitations in the Equityholders’ Agreement, funding the business operations and activities of NewCo LLC’s international operations, (e) otherwise as permitted or contemplated by this Agreement and the NewCo LLC Agreement, including the repayment of the Sprint Pre-Closing Financing and (f) otherwise as may be approved by the NewCo Board of Directors in accordance with this Agreement, the Equityholders’ Agreement and the NewCo LLC Agreement.

ARTICLE 5

CLOSING DELIVERABLES

Section 5.1  Clearwire Closing Deliverables.  At the Closing, Clearwire will deliver, or cause to be delivered, to the other Parties the following:

(a) certificates executed by an executive officer of Clearwire and the Chief Financial Officer of Clearwire certifying compliance by Clearwire with the conditions set forth in Section 9.2(a), Section 9.4(a), Section 9.2(b), Section 9.4(b), Section 9.2(d) and Section 9.4(d), solely with respect to Clearwire and its Subsidiaries;

(b) a certificate duly executed by the Secretary or any Assistant Secretary of Clearwire, dated as of the Closing Date, certifying

(i) the good standing of each of Clearwire, NewCo, NewCo LLC and Clearwire Sub LLC in its jurisdiction of incorporation or formation, as applicable,

(ii) the effectiveness of the resolutions of the board of directors of Clearwire authorizing the execution, delivery and performance of this Agreement, and

(iii) the receipt of the Clearwire Stockholder Approval;

(c) a certificate duly executed by the Secretary or any Assistant Secretary of NewCo, dated as of the Closing Date, certifying

(i) the good standing of NewCo in its jurisdiction of incorporation, and

(ii) the effectiveness of the resolutions of the board of directors of NewCo authorizing the execution, delivery and performance of this Agreement;

(d) a certificate duly executed by the Managing Member (as defined in the NewCo LLC Agreement) of NewCo LLC, dated as of the Closing Date, certifying

(i) the good standing of NewCo LLC in its jurisdiction of formation, and

(ii) the due authorization by the Managing Member of NewCo LLC authorizing the execution, delivery and performance of this Agreement;

(e) the NewCo LLC Agreement, duly executed by NewCo;

(f) the Registration Rights Agreement, duly executed by NewCo;

(g) the Equityholders’ Agreement, duly executed by NewCo;

(h) to each Investor making its Investment (or the applicable portion of its Investment) under Section 4.1(a), an instrument (which may be evidence of book-entry) evidencing the Voting Units to be issued at the Closing duly executed by NewCo LLC;

(i) to each Investor making its Investment (or the applicable portion of its Investment) under Section 4.2(a), a stock certificate for each such Investor or evidence of book-entry for the respective shares of Class A Common Stock to be issued at Closing duly executed by NewCo;

(j) an instrument (which may be evidence of book-entry) for Sprint HoldCo LLC and each Investor (other than Google) evidencing the Class B Common Units to be issued at the Closing duly executed by NewCo LLC;

(k) a stock certificate for Sprint HoldCo LLC and each Investor (other than Google) or evidence of book-entry for the respective shares of Class B Common Stock to be issued at Closing duly executed by NewCo;

(l) all other Ancillary Agreements (other than those signed and delivered on the Execution Date) to which Clearwire, NewCo, NewCo LLC or Clearwire Sub LLC is a party, duly executed by Clearwire, NewCo, NewCo LLC and Clearwire Sub LLC, as applicable;

(m) evidence in a form and substance reasonably satisfactory to Sprint and the Investors of the receipt of the Credit Agreement Consent or the consummation of the Credit Agreement Refinancing;

(n) copies of the opinions to be provided under Section 9.1(n) solely for information purposes;

(o) if the Secured Note is issued pursuant to Section 1.2(b), the Secured Note Documentation, duly executed by NewCo LLC and/or one or more of its Subsidiaries, as applicable, to be effective one Business Day after the Closing (such documentation to be delivered only to Sprint); and

(p) all other documents required to be entered into by Clearwire, NewCo, NewCo LLC or Clearwire Sub LLC under this Agreement or reasonably requested by other Parties to consummate the Transactions.

Section 5.2  Sprint Closing Deliverables.  At Closing, Sprint will deliver, or cause to be delivered, to the other Parties the following:

(a) certificates executed by an executive officer of Sprint and the Chief Financial Officer of Sprint as to compliance by Sprint with the conditions set forth in Section 9.3(a), Section 9.4(a), Section 9.3(b), Section 9.4(b), Section 9.3(d) and Section 9.4(d), solely with respect to Sprint and its Subsidiaries;

(b) (i) a certificate duly executed by the Chief Financial Officer of Sprint, dated as of the Closing Date, certifying that the consummation of the Transactions will not (x) cause a breach of any covenants or obligations under the Sprint Senior Debt Agreements or (y) increase the magnitude of any then-existing unrelated breach of any covenants or obligations under the Sprint Senior Debt Arrangements and (ii) a legal opinion of King & Spalding LLP or another law firm of nationally recognized standing to the effect that the consummation of the Transactions will not violate, cause a default or event of default under or cause the imposition of a lien on the assets or property of NewCo or any of its Subsidiaries under the Sprint Senior Debt Agreements, which opinion shall (A) be subject to reasonable and customary assumptions, (B) be based upon reasonable and customary certificates from NewCo and Sprint, (C) be in form and substance reasonably satisfactory to NewCo and (D) provide that NewCo shall (and the lenders under the Credit Agreement (or any replacement in accordance with Section 10.1(a)(xv))) also be entitled to rely thereon; provided, however, if Sprint is unable to provide the foregoing certificate and legal opinion without taking actions of the type described in Section 2.13 of the Equityholders’ Agreement, Sprint shall be required to take, as promptly as possible to permit the Closing to occur at the end of the calendar month in which it otherwise would occur but for Sprint’s inability to provide such certificate or legal opinion, such actions in order to be able to deliver such certificate and legal opinion effective as of such Closing Date, and the rights and obligations of the Parties under Section 2.13 of the Equityholders’ Agreement shall apply with respect to such actions;

(c) a certificate duly executed by the Secretary or any Assistant Secretary of Sprint, dated as of the Closing Date, certifying

(i) the good standing of Sprint, Sprint HoldCo LLC, Sprint Sub LLC and each Transfer Entity, in its jurisdiction of incorporation or formation, as applicable and

(ii) the effectiveness of the resolutions of the board of directors of Sprint authorizing the execution, delivery and performance of this Agreement;

(d) the NewCo LLC Agreement, duly executed by Sprint;

(e) the Registration Rights Agreement, duly executed by Sprint;

(f) the Equityholders’ Agreement, duly executed by Sprint;

(g) an instrument evidencing the transfer of the Capital Stock of Sprint Sub LLC to be transferred at Closing, duly executed by Sprint HoldCo LLC;

(h) an instrument evidencing the wire transfer of the consideration for the Class B Common Stock to be issued to Sprint HoldCo LLC in immediately available funds to a bank account designated in writing by NewCo;

(i) all other Ancillary Agreements to which Sprint and/or one or more appropriate Subsidiaries of Sprint is a party, duly executed by Sprint and/or the appropriate Subsidiary of Sprint;

(j) all organizational documents and books and records of Sprint Sub LLC and each of the Transfer Entities (such organizational documents and books and records to be delivered only to NewCo);

(k) one or more instruments evidencing the conversion and/or transfers of assets and Liabilities contemplated by Section 3.2 (such instruments to be delivered only to NewCo);

(l) if the Secured Note is issued pursuant to Section 1.2(b), the Secured Note Documentation, duly executed by Sprint and/or one or more of its Subsidiaries, as applicable, to be effective one Business Day after the Closing (such documentation to be delivered only to NewCo); and

(m) all other documents required to be entered into by Sprint under this Agreement or reasonably requested by the other Parties to consummate the Transactions.

Section 5.3  Investor Closing Deliverables.  At Closing, each Investor will deliver, or cause to be delivered, to the other Parties the following:

(a) an instrument evidencing the wire transfer of such Investor’s Investment in immediately available funds to a bank account designated in writing by NewCo or NewCo LLC, as the case may be;

(b) a certificate executed by an executive officer of such Investor certifying compliance by such Investor with the conditions set forth in Section 9.2(a), Section 9.3(a), Section 9.2(b) and Section 9.3(b), solely with respect to such Investor and its Subsidiaries;

(c) a certificate duly executed by the Secretary or any Assistant Secretary of such Investor, dated as of the Closing Date, certifying

(i) the good standing of such Investor, in its jurisdiction of incorporation or formation, as applicable; and

(ii) the effectiveness of the resolutions of the board of directors of such Investor, or other evidence of authority, authorizing the execution, delivery and performance of this Agreement;

(d) the NewCo LLC Agreement, duly executed by such Investor (other than Google);

(e) an instrument evidencing the transfer of the Voting Units to be transferred at Closing, duly executed by such Investor (other than Google);

(f) the Equityholders’ Agreement, duly executed by such Investor;

(g) all other Ancillary Agreements required to be entered into by such Investor under this Agreement, duly executed by such Investor and/or one or more appropriate Subsidiaries of such Investor; and

(h) all other documents required to be entered into by such Investor and/or one or more appropriate Subsidiaries of such Investor under this Agreement or reasonably requested by the other Parties to consummate the Transactions.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF CLEARWIRE

Except as disclosed in the disclosure letter (the ‘‘Clearwire Disclosure Schedule”) delivered by Clearwire to Sprint and the Investors prior to the execution of this Agreement (which letter sets forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Clearwire Disclosure Schedule relates), except:

(A) any information set forth in one section of the Clearwire Disclosure Schedule will be deemed to apply to each other Section or subsection of this Agreement to which its relevance is reasonably apparent from a reasonable reading thereof to a reasonable person without independent knowledge of the matters so disclosed; and

(B) notwithstanding anything in this Agreement to the contrary, the inclusion of an item in such schedule as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Clearwire Material Adverse Effect.

Clearwire represents and warrants to the other Parties as of the Execution Date and the Closing Date as follows:

Section 6.1  Organization; Authorization.

(a) Clearwire and each of its Subsidiaries is duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation and has all corporate, limited liability company or similar powers and all Governmental Licenses required to carry on its business as now conducted, except for those Governmental Licenses the absence of which would not reasonably be expected to result, individually or in the aggregate, in a Clearwire Material Adverse Effect. Clearwire and each of its Subsidiaries has all requisite power and authority to enter into this Agreement and each Ancillary Agreement to which it is or will be a party and to perform the obligations to be performed by it under this Agreement and each such Ancillary Agreement. Clearwire and each of its Subsidiaries is duly qualified to do business as a foreign entity and is in good standing under the Laws of each state or other jurisdiction in which the ownership of assets by it or the nature of the activities conducted by it requires such qualification, except where the failure to so qualify would not reasonably be expected to result, individually or in the aggregate, in a Clearwire Material Adverse Effect.

The affirmative (in person or by proxy) vote of the holders of a majority of the outstanding voting power of Clearwire A Common Stock and Clearwire Class B Common Stock, voting together as a single class, voting to approve this Agreement and the Transactions contemplated hereby is the only vote of the holders of Clearwire Capital Stock necessary in connection with the consummation of the Transactions contemplated by this Agreement (the “Clearwire Stockholder Approval”). The execution and delivery of this Agreement and the Ancillary Agreements to which Clearwire or any Subsidiary of Clearwire is or will be a party, and the performance by Clearwire and each of its Subsidiaries of its obligations under this Agreement and the Ancillary Agreements to which it is or will be a party, have been duly authorized by all necessary actions, except for the Clearwire Stockholder Approval, on the part of Clearwire and each of its Subsidiaries. This Agreement has been, and the Ancillary Agreements to which it or a Subsidiary of Clearwire will be a party at Closing will be, duly executed and delivered by Clearwire and such Subsidiary and constitutes, and will constitute, a legal, valid and binding obligation of Clearwire and such Subsidiary, as the case may be, enforceable against it and such Subsidiary in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, fraudulent conveyance and other similar Laws and principles of equity affecting creditors’ rights and remedies generally (the “Bankruptcy Exception”).

Clearwire has furnished or made available to Sprint and the Investors true and complete copies of its and of each of its material Subsidiary’s organizational documents, each as amended to date. Those organizational documents are in full force and effect, and neither Clearwire nor any Subsidiary of Clearwire is in violation of any provision of its respective organizational documents, except as would not reasonably be expected to result, individually or in the aggregate, in a Clearwire Material Adverse Effect.

(b) At a meeting duly called and held on May 5, 2008, Clearwire’s board of directors, by the affirmative vote of all directors voting at the meeting,

(i) declared that this Agreement and the Transactions contemplated by it, including the Merger, are advisable and in the best interests of Clearwire and Clearwire’s stockholders,

(ii) approved and adopted this Agreement and the Transactions contemplated by it, including the Merger, and

(iii) resolved to recommend acceptance, approval and adoption of this Agreement and the Merger by Clearwire’s stockholders.

(c) Morgan Stanley & Co. Incorporated (the “Independent Advisor”) has delivered to Clearwire’s board of directors its written opinion, dated the Execution Date, that, as of the Execution Date and based on the assumptions, qualifications and limitations contained in that written opinion, the consideration to be received by holders of Clearwire Class A Common Stock as a result of the Merger is fair to such Clearwire stockholders from a financial point of view. A complete copy of such opinion will be made available solely for information purposes to Sprint and each Investor as soon as practicable after the Execution Date.

(d) As of Closing, each of NewCo, NewCo LLC and Clearwire Sub LLC will be a limited liability company or corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation or incorporation and will have all limited liability company or corporate power and all Governmental Licenses required to carry on its business, as then being conducted, except for those Governmental Licenses the absence of which would not reasonably be expected to result, individually or in the aggregate, in a Clearwire Material Adverse Effect. Each of NewCo, NewCo LLC and Clearwire Sub LLC on the Closing Date will have all requisite power and authority to enter into each Ancillary Agreement to which it will be a party and to perform the obligations to be performed by it under each such Ancillary Agreement. Immediately prior to the Closing, each of NewCo, NewCo LLC and Clearwire Sub LLC will be duly qualified to do business as a foreign entity and in good standing under the Laws of each state or other jurisdiction in which the ownership of assets by it or the nature of the activities conducted by it requires such qualification, except where the failure to be so qualified would not reasonably be expected to result, individually or in the aggregate, in a Clearwire Material Adverse Effect. Since the date of its formation, each of NewCo, NewCo LLC and Clearwire Sub LLC shall not have engaged in any activities and shall not have any Liabilities other than in connection with, or as contemplated by, this Agreement and the Transactions.

(e) Each of NewCo, NewCo LLC and Clearwire Sub LLC is not, and after giving effect to the Transactions and the transactions contemplated by the Ancillary Agreements, will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

Section 6.2  Non-Contravention.  The execution, delivery and performance of this Agreement and the Ancillary Agreements to which it or NewCo, NewCo LLC or Clearwire Sub LLC is a party, the consummation of the Transactions including the Merger and the fulfillment of and compliance with the terms and conditions of this Agreement and the Ancillary Agreements to which it or NewCo, NewCo LLC or Clearwire Sub LLC is or will be as of the Closing a party do not or will not result in the imposition of any Encumbrance, and do not or will not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, permit the acceleration of any obligation under or create in any party the right to terminate, modify or cancel,

(a) any term or provision of the certificate of incorporation or bylaws of Clearwire or the organizational documents of NewCo, NewCo LLC or Clearwire Sub LLC,

(b) any Clearwire Lease or any Clearwire License,

(c) any Clearwire Contract,

(d) any Governmental License held by Clearwire or any of its Subsidiaries, (other than a Clearwire License),

(e) any judgment, decree or order of any Governmental Authority to which Clearwire or any of its Subsidiaries is a party or by which Clearwire or any of its Subsidiaries or any of their respective properties are bound, or

(f) any Law applicable to any Clearwire Asset and in existence as of the Execution Date,

in the case of each of clauses (b) through (f), except as would not reasonably be expected to result in a Clearwire Material Adverse Effect.

Section 6.3  Clearwire Licenses.

(a) Description.  Section 6.3 of the Clearwire Disclosure Schedule sets forth: (i) a true and complete list, as of the Execution Date, of each of the Clearwire Licenses, (ii) the lawful, beneficial and exclusive holder of each Clearwire License, and (iii) the BTA, call sign or other identifying information for each Clearwire License. As of April 30, 2008, the number of MHz-Pops covered by Clearwire Licenses and spectrum rights that are subject to Clearwire In-Leases, less the number of MHz-Pops covered by the spectrum rights that are subject to the Clearwire Out-Leases, is at least 13,911,000,000.

(b) Validity.

(i) The grant, renewal or assignment of the Clearwire Licenses to the existing licensee of the Clearwire License was approved by the FCC by Final Order, and the Clearwire Licenses are validly issued and in full force and effect; and

(ii) other than Proceedings of general applicability, there is no Proceeding pending or, to the Knowledge of Clearwire, threatened before the FCC, that, if determined as requested by the moving party or as indicated in any document initiating the Proceeding, could result in the revocation, modification, restriction, cancellation, termination, suspension or non-renewal of any Clearwire License or other action that is adverse to holder of the License, or the imposition of a material monetary fine, nor does Clearwire have Knowledge of any facts which, if asserted, would be reasonably likely to result in any such action. Timely payments have been made to the United States Government for those of the Clearwire Licenses that are BTA authorizations.

(iii) Neither Clearwire nor any of its Affiliates is a party to any contract, agreement or other arrangement to assign or otherwise dispose of, or that would adversely affect, NewCo’s or its Subsidiaries’ ownership of, any material Clearwire License after the Effective Time.

(c) License Facilities.

(i) The facilities subject to a Clearwire License (the “Clearwire License Facilities”) were constructed and operated within the timeframe required by then-applicable FCC Rules (or waivers or extensions thereof) to satisfy construction and operating requirements applicable to each Clearwire License;

(ii) the Clearwire License Facilities since the acquisition of the Clearwire Licenses, and to the Knowledge of Clearwire, at all times, have been operating in material compliance with the FCC authorizations and the FCC Rules, except where the facilities were not required to operate under FCC Rules or by grant of authority from the FCC;

(iii) none of the Clearwire License Facilities (A) is authorized under an authorization that is subject to challenge before the United States Court of Appeals or (B) is subject to any lease, sublease or any agreement that grants to any third Person the right, contingent or otherwise, to use, acquire or make it available to, or for use by, a third Person;

(iv) no Clearwire License is subject to (A) a revocation proceeding or (B) a pending request for waiver of Section 21.303 of the FCC Rules or any successor provision thereto;

(v) Except as set forth in Section 6.3(c)(v) of the Clearwire Disclosure Schedule, no Clearwire Licenses or Clearwire License Facilities are subject to any contract or other agreement providing for the relocation of wireless facilities or the sharing of any costs associated with any such relocation with respect to the Clearwire Licenses; and

(vi) no Clearwire License Facilities are operating under special temporary or developmental authority.

(d) All reports required to be filed by Clearwire with the FCC with respect to the Clearwire Licenses have been timely filed except where the failure to so timely file would not reasonably be expected to result in a Clearwire Material Adverse Effect. To the Knowledge of Clearwire, all reports filed with the FCC relating to the Clearwire Licenses are complete and accurate.

(e) Clearwire has delivered or made available to Sprint and the Investors true and complete copies of all authorizations comprising each Clearwire License, and, except for documents otherwise publicly available, all documents filed in and all notices or orders issued in connection with, any Proceeding pending at the FCC relating to Clearwire Licenses.

Section 6.4  Clearwire Leases.

(a) Section 6.4 of the Clearwire Disclosure Schedule sets forth: (i) a true and complete list, as of the Execution Date, of each of the Clearwire Leases, (ii) the lawful, beneficial and exclusive holder of each Clearwire Lease, (iii) the licensee or sublessor, as applicable, for each such Clearwire Lease, and (iv) the BTA, call sign or other identifying information for each Clearwire Lease.

(b) Each Clearwire Lease is valid, binding and in full force and effect, meets in all material respects all requirements of Law, and is enforceable in accordance with its terms, except as may be modified by FCC Rules and subject to the Bankruptcy Exception. The applicable Clearwire entity is the lessee or sublessee under each Clearwire Lease (by entry into the Clearwire Lease, assignment of the Lease, transfer of rights or other means) and, except with respect to any capacity of EBS spectrum retained by the holder of the License, has the sole right to use the spectrum under each Clearwire Lease. To the Knowledge of Clearwire, other than the terms of each Clearwire Lease, the FCC Rules limiting the duration of any Clearwire Lease, the FCC’s renewal of the underlying License and the FCC’s renewal of its consent to any Clearwire De Facto Transfer Lease, there are no facts or circumstances that would reasonably be likely to (whether with or without notice, lapse of time or the occurrence of any other event) preclude the renewal or extension of any Clearwire Lease in the ordinary course of business.

(c) Clearwire and the Domestic Clearwire Subsidiaries are not, nor to the Knowledge of Clearwire, is any other party to any of the material Clearwire Leases in breach or default under the material Clearwire Leases, and any material breach or default that has been asserted by such other party has been waived, cured or otherwise settled.

(d) Clearwire and the Domestic Clearwire Subsidiaries have not, nor to the Knowledge of Clearwire, has any other party to any of the material Clearwire Leases claimed in any written statement that the counterparty is in breach or default under the material Clearwire Leases and any past breach or default has been waived, cured or otherwise settled. For purposes of this Section 6.4, any breach of a payment obligation shall be deemed material.

(e) No party to any Clearwire Lease has claimed in writing, and to the Knowledge of Clearwire, no party has threatened, in any written statement to Clearwire that the party has a right to terminate any Clearwire Lease at any time or to seek damages against any transferor for the violation, breach or default by any transferor of any Clearwire Lease.

(f) Clearwire has delivered or made available to Sprint and the Investors copies of all Clearwire Leases, which are true and complete in all material respects.

(g) Neither Clearwire nor any of its Affiliates is a party to any contract, agreement or other arrangement to assign or otherwise dispose of, or that would adversely affect, NewCo’s or its Subsidiaries’ ownership of, any material Clearwire Lease after the Effective Time.

(h) To the Knowledge of Clearwire:

(i) the grant, renewal or assignment of the FCC licenses subject to the Clearwire Leases (the “Clearwire Leased FCC Licenses”) to the existing licensee of the Clearwire Lease was approved by the FCC by Final Order;

(ii) the Clearwire Leased FCC Licenses are validly issued and in full force and effect;

(iii) other than Proceedings of general applicability, there is no Proceeding pending or threatened before the FCC that, if determined as requested by the moving party or as indicated in any document initiating the Proceeding, could result in the revocation, modification, restriction, cancellation, termination, suspension or non-renewal of the Clearwire Leased FCC Licenses or other action that is adverse to the licensee of the Clearwire Lease, nor is Clearwire aware of any facts which, if asserted, would be reasonably likely to result in any such action; and

(iv) adequate facilities were constructed and operated within the timeframe required by then-applicable FCC Rules (or waivers or extensions thereof) to satisfy construction and operating requirements applicable to each Clearwire Leased FCC License.

(i) Each Clearwire De Facto Transfer Lease has been granted by the FCC by Final Order.

Section 6.5  Clearwire Network Assets.

(a) Except as set forth in Section 6.5 of the Clearwire Disclosure Schedule, Clearwire or one of the Domestic Clearwire Subsidiaries has good and marketable title to each Clearwire Network Asset, free and clear of all Encumbrances. In the aggregate, the Clearwire Network Assets are:

(i) in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted;

(ii) usable in the regular and ordinary course of business;

(iii) operating as intended in accordance with normal industry practice; and

(iv) conform in all material respects to all applicable Laws.

Clearwire has no Knowledge of any material defect with any of the material Clearwire Network Assets.

(b) Each of Clearwire, the Domestic Clearwire Subsidiaries and the Clearwire Network Assets is in compliance with applicable Environmental Laws in all material respects. There are no pending or, to the Knowledge of Clearwire, threatened Proceedings alleging any material liability of, or material noncompliance by, Clearwire or the Domestic Clearwire Subsidiaries under applicable Environmental Laws. Clearwire or the applicable Domestic Clearwire Subsidiary, as the case may be, holds and is in compliance in all material respects with all Governmental Licenses required under Environmental Laws for their operations, including of the Clearwire Network Assets. Solely as a result of the Clearwire Assets, the consummation of the Merger will not require compliance with the New Jersey Industrial Site Recovery Act or with Sections 22a-134 through 22a-134e of the Connecticut General Statutes (commonly known as the Connecticut Transfer Act), each as amended. Notwithstanding anything to the contrary in this Agreement including Section 6.9, the representations contained in this Section 6.5 contain all representations and warranties made by Clearwire in this Agreement with respect to Environmental Laws.

Section 6.6  Litigation.

(a) There is no Proceeding instituted or pending or, to the Knowledge of Clearwire, threatened against Clearwire or its Subsidiaries that if adversely determined would reasonably be expected to result, individually or in the aggregate, in a Clearwire Material Adverse Effect or that, as of the Execution Date, in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or the other Transactions contemplated by this Agreement. There are no judgments, orders, injunctions, decrees, stipulations or awards (whether rendered by a court, administrative agency, or by arbitration, as a result of a grievance or other procedure) against or relating to Clearwire, any of its Subsidiaries or, to the Knowledge of Clearwire, any Person for whom Clearwire or any of its Subsidiaries is liable for certain claims that would reasonably be expected to result, individually or in the aggregate, in a Clearwire Material Adverse Effect or that, as of the Execution Date, in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or the other Transactions contemplated by this Agreement.

(b) Section 6.6(b) of the Clearwire Disclosure Schedule lists all pending litigation and material disputes regarding any Clearwire License or Clearwire Lease (the “Clearwire License Disputes”).

Section 6.7  Tax.

(a) None of the assets of Clearwire or any of its Subsidiaries is subject to any material Encumbrance for Taxes, except for liens for Taxes not yet due and payable.

(b) All material Tax Returns required to be filed by Clearwire or any of its Subsidiaries have been timely filed, and all those Tax Returns are true, correct and complete in all material respects.

(c) All material Taxes owed by Clearwire and its Subsidiaries (whether or not shown on any Tax Return) have been paid, except for those Taxes being contested in good faith and for which adequate reserves have been established in Clearwire’s Financial Statements. Except for Taxes that may arise solely as result of actions or transactions following the Execution Date permitted by this Agreement, neither Clearwire nor any of its Subsidiaries has incurred any liability (whether or not due) for material Taxes since the date of the most recent balance sheet included in the Clearwire Financial Statements other than in the ordinary course of business.

(d) Except as disclosed in Section 6.7(d) of the Clearwire Disclosure Schedule, there is no currently pending audit or administrative or judicial proceeding with respect to Taxes of Clearwire or any of its Subsidiaries. Except as disclosed in Section 6.7(d) of the Clearwire Disclosure Schedule, neither Clearwire nor any of its Subsidiaries (i) is a party to or bound by any material closing agreement, offer in compromise, gain recognition agreement or any other agreement with any Taxing Authority or any Tax indemnity or Tax sharing agreement with any person, or (ii) has entered into any waivers or extensions of the statute of limitations with respect to material Taxes.

(e) Clearwire has no Knowledge of any proposed or threatened Tax claims or assessments with respect to Clearwire or any of its Subsidiaries that, if upheld, would, individually or in the aggregate, reasonably be expected to have a Clearwire Material Adverse Effect.

(f) Except as disclosed in Section 6.7(f) of the Clearwire Disclosure Schedule, Clearwire and each of its Subsidiaries have withheld and paid over to the relevant Taxing Authorities all Taxes required to have been withheld and paid in connection with payments to employees, independent contractors, creditors, shareholders or other third parties.

(g) Neither Clearwire nor any of its Subsidiaries has entered into, or otherwise participated (directly or indirectly) in, any “listed transaction”, or any reportable transaction the principal purpose of which was tax avoidance, within the meaning of Sections 6011, 6111 or 6112 of the Code and the Treasury Regulations thereunder or has received a written opinion from a tax advisor that was intended to provide protection against a tax penalty.

(h) Except as set forth in Section 6.7(h) of the Clearwire Disclosure Schedule, each Subsidiary of Clearwire is either (x) treated as a partnership or (y) disregarded as an entity separate from its owner, for U.S. federal income tax purposes. No action has been taken by Clearwire or any of its Affiliates to treat NewCo LLC or its Subsidiaries (including Clearwire Sub LLC) other than as described in Section 1.1(b), Section 1.1(c) and this Section 6.7(h).

(i) Except as set forth in Section 6.7(i) of the Clearwire Disclosure Schedule, the Merger and other transactions contemplated by Articles 2, 3 and 4 of this Agreement will not result in the recognition by

NewCo or any of its Subsidiaries of income or gain under Section 1502 of the Code and the Regulations thereunder (or any comparable provision under state or local income Tax law) or, to the Knowledge of Clearwire, any other material items of income or Tax (“Clearwire Transaction Tax Items”). For the avoidance of doubt, Clearwire Transaction Tax Items shall not include any items of income or gain of Sprint or any of its Subsidiaries (including any income or gain of Subsidiaries of Sprint that become Subsidiaries of NewCo in the LLC Contribution).

(j) Section 6.7(j) of the Clearwire Disclosure sets forth, in all material respects, the information concerning any limitations on the ability of NewCo to utilize the net operating losses of Clearwire for U.S. federal income Tax purposes following the Merger.

(k) Any liabilities of Clearwire, with the possible exception of any indebtedness issued by Clearwire between the Execution Date and the Closing in accordance with Sections 10.1(b)(iv)(F) or 10.1(b)(iv)(H) of this Agreement, deemed for U.S. federal income tax purposes to be assumed by NewCo LLC in connection with the transactions described in Articles 3 and 4 hereof will constitute “qualified liabilities” as defined in Treasury Regulation Section 1.707-5(a)(6)(i)(D).

Section 6.8  Clearwire Contracts.

(a) Section 6.8(a) of the Clearwire Disclosure Schedule sets forth a true, correct and complete list of the Specified Clearwire Contracts and true, correct and complete copies of all Specified Clearwire Contracts and all amendments and waivers thereunder have been made available to Sprint and the Investors. To the extent Specified Clearwire Contracts are not evidenced by documents, written summaries have been made available to Sprint and the Investors. Subject to the Bankruptcy Exception, all Specified Clearwire Contracts are in full force and effect and are legal, valid, binding and enforceable in accordance with their respective terms with respect to Clearwire and its Subsidiaries and, to the Knowledge of Clearwire, each other party to the Specified Clearwire Contracts, in each case except as would not be reasonably likely to result in a Clearwire Material Adverse Effect. There are no existing defaults or breaches of Clearwire or its Subsidiaries under any Specified Clearwire Contract (or events or conditions that, with notice or lapse of time or both would constitute a default or breach) and, to the Knowledge of Clearwire, there are no defaults or breaches (or events or conditions that, with notice or lapse of time or both, would constitute a default or breach) with respect to any third party to any Specified Clearwire Contract, in each case except as would not be reasonably likely to result in a Clearwire Material Adverse Effect.

(b) Except as set forth in Section 6.8(b) of the Clearwire Disclosure Schedule, or as contemplated by this Agreement Clearwire and Subsidiaries have not

(i) offered, sold, provided or marketed (as a reseller, mobile virtual network operator, wholesaler or agent) the products and services of any mobile voice carrier other than Sprint and its Affiliates;

(ii) permitted any of their trademarks, tradenames or service marks to be utilized by any mobile voice carrier (other than Sprint and its Affiliates) in the offer, sale, promotion or marketing of any products and services; or

(iii) entered into any wholesale/resale, mobile virtual network operator, co-branding or service bundling agreement with any third party.

(c) Clearwire has taken all actions necessary to terminate the Master Supply Agreement dated March 16, 2005 among Clearwire Corporation, Clearwire LLC, Bell Canada and BCE Nexxia Corporation in accordance with its terms, and such agreement shall be of no further force and effect as of October 19, 2008 except for those provisions that by their terms survive termination of such agreement.

(d) Except as set forth on Section 6.8(d) of the Clearwire Disclosure Schedule, as of the Closing, each of the registration rights agreements set forth on Section 6.8(d) of the Clearwire Disclosure Schedule shall be of no further force and effect. Clearwire is not party to any registration rights agreements with respect to Clearwire Capital Stock other than those set forth on Section 6.8(d) of the Clearwire Disclosure Schedule.

Section 6.9  Compliance with Law.  Each of Clearwire and its Subsidiaries (since the time of formation or acquisition thereof by Clearwire) has been operated at all times in compliance with all Laws applicable to Clearwire or any of its Subsidiaries or by which any property, business or asset of Clearwire or any of its Subsidiaries is bound or affected or given written notice of any violation of any such Laws, other than failures to comply with or violation of such Laws that individually or in the aggregate would not reasonably be expected to result, individually or in the aggregate, in a Clearwire Material Adverse Effect.

Section 6.10  Required Filings and Consents.  The execution and delivery of this Agreement by Clearwire and the consummation by Clearwire and its Subsidiaries of the Transactions contemplated by this Agreement do not, and the performance of this Agreement by Clearwire will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for the Governmental Consents or where the failure to obtain those consents, approvals, authorizations or permits, or to make those filings or notifications, would not, individually or in the aggregate, prevent or materially delay the performance by Clearwire of any of its obligations under this Agreement or the performance by Clearwire and its Subsidiaries of the Transactions contemplated by this Agreement.

Section 6.11  Clearwire Non-FCC Licenses.  Clearwire owns or possesses all of the Governmental Licenses (other than the Clearwire Licenses) that are necessary to enable it to carry on the business that relates to the Clearwire Assets except where the failure to so possess would not reasonably be expected to result in a Clearwire Material Adverse Effect. All Governmental Licenses owned or possessed by Clearwire (other than the Clearwire Licenses) are valid, binding, and in full force and effect, except as would not reasonably be expected to result, individually or in the aggregate, in a Clearwire Material Adverse Effect.

Section 6.12  SEC Documents; Financial Statements.

(a) Clearwire has filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated in those documents) with the SEC required to be filed by Clearwire in connection with and since its initial public offering (the “SEC Documents”). The SEC Documents include, without limitation, the final prospectus filed by Clearwire under Rule 424(b)(4) on March 8, 2007 (SEC File Number 333-139460), the Annual Report on Form 10-K filed by Clearwire on March 13, 2008, the Quarterly Reports on Form 10-Q filed by Clearwire on May 15, 2007, August 9, 2007 and November 14, 2007, the Current Reports on Form 8-K filed by Clearwire and all of its other statements, schedules and registration statements filed with the SEC.

(b) As of the dates of the respective filings, the SEC Documents complied as to form with the requirements of the Securities Act and the Exchange Act applicable to such SEC Documents, as the case may be.

(c) Except to the extent that information contained in any SEC Document has been revised, amended, supplemented or superseded by a later-filed SEC Document, none of the SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated in the SEC Documents or necessary in order to make the statements in the SEC Documents, in light of the circumstances under which they were made, not misleading.

(d) Each of the Financial Statements (including the related notes) of Clearwire included in the SEC Documents complied at the time it was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Clearwire and its consolidated Subsidiaries as of the dates of the SEC Documents and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Since December 31, 2007, Clearwire has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law.

(e) Except as disclosed in the SEC Documents filed by Clearwire and publicly available before the Execution Date, neither Clearwire nor any of its Subsidiaries has any liabilities or obligations of any nature

(whether accrued, absolute, contingent, determined, determinable or otherwise) that (i) as of the Execution Date, would have been required to be included on a consolidated balance sheet (or the footnotes thereto) of Clearwire prepared in accordance with GAAP or (ii) individually or in the aggregate have had or would reasonably be expected to result in a Clearwire Material Adverse Effect.

(f) Clearwire has furnished or made available to Sprint and the Investors a complete and correct copy of any amendments or modifications that have not yet been filed with the SEC to agreements, documents or other instruments that previously had been filed by Clearwire with the SEC as exhibits to the SEC Documents under the Securities Act and the rules and regulations promulgated under the Securities Act or the Exchange Act.

(g) Clearwire has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) designed to ensure that material information relating to Clearwire, including its consolidated Subsidiaries, is made known to Clearwire’s principal executive officer and its principal financial officer by others within those entities. To the Knowledge of Clearwire, such disclosure controls and procedures are effective in timely alerting Clearwire’s principal executive officer and principal financial officer to material information required to be included in Clearwire’s periodic reports required under the Exchange Act.

(h) Clearwire and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) that are sufficient to provide reasonable assurance regarding the reliability of Clearwire’s financial reporting and the preparation of the Financial Statements of Clearwire for external purposes in accordance with GAAP. Clearwire has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Clearwire’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Clearwire’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. Clearwire has made available to Sprint and the Investors a summary of any such disclosure made by management to Clearwire’s auditors and audit committee.

(i) There are no outstanding loans or other extensions of credit made by Clearwire or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Clearwire. Clearwire has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act of 2002.

(j) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the SEC Documents. To the Knowledge of Clearwire, none of the SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(k) Since January 1, 2007, (i) neither Clearwire nor any of its Subsidiaries nor, to the Knowledge of Clearwire, any director, officer, employee, auditor, accountant or representative of Clearwire or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Clearwire or any of its Subsidiaries or their respective internal accounting controls, which asserts that Clearwire or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing Clearwire or any of its Subsidiaries, whether or not employed by Clearwire or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Clearwire or any of its officers, directors, employees or agents to Clearwire’s Board of Directors or any committee thereof or to any director or officer of Clearwire.

(l) No Subsidiary of Clearwire has a class of securities required to be registered under the Exchange Act.

Section 6.13  Capitalization; Subsidiaries.

(a) The authorized Capital Stock of Clearwire consists of 300,000,000 shares of Clearwire Class A Common Stock, 50,000,000 shares of Clearwire Class B Common Stock and 5,000,000 shares of preferred stock, $0.0001 par value per share (the “Preferred Stock”). As of the close of business on April 30, 2008

(i) 135,618,712 shares of Clearwire Class A Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable and free of preemptive rights,

(ii) 28,596,685 shares of Clearwire Class B Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable and free of preemptive rights,

(iii) no shares of Clearwire Capital Stock were held in the treasury of Clearwire,

(iv) 18,862,169 shares of Clearwire Class A Common Stock were subject to outstanding Clearwire Stock Options, 740,000 shares of Clearwire Class A Common Stock were subject to outstanding Clearwire restricted stock units and 5,445,317 shares of Clearwire Class A Common Stock were authorized and reserved for future issuance under the Clearwire Stock Option Plans,

(v) 17,806,220 shares of Clearwire Class A Common Stock were subject to outstanding Clearwire Warrants and 17,806,220 shares of Clearwire Class A Common Stock were authorized and reserved for future issuance under the Clearwire Warrant Agreements, and

(vi) no shares of Preferred Stock were issued or outstanding.

(b) Section 6.13(b) of the Clearwire Disclosure Schedule sets forth a true and complete list of the outstanding Clearwire Stock Options and Clearwire Warrants with the exercise prices thereof and number of shares of Clearwire Class A Common Stock subject thereto as of the close of business on April 30, 2008.

(c) Except as set forth in Section 6.13(a) above or in Section 6.13(b) of the Clearwire Disclosure Schedule and except for changes since April 30, 2008 expressly permitted by Section 10.1(b)(iv), or otherwise consented to in accordance with this Agreement, there are no outstanding (i) shares of Capital Stock of Clearwire and (ii) options, warrants, convertible securities, subscriptions, stock appreciation rights, phantom stock plans or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by Clearwire or any Subsidiary of Clearwire relating to the issued or unissued Capital Stock of Clearwire or any Subsidiary of Clearwire or obligating Clearwire or any Subsidiary of Clearwire to issue or sell any shares of Capital Stock of, or options, warrants, convertible securities, subscriptions or other equity interests in, Clearwire or any Subsidiary of Clearwire. All shares of Capital Stock of Clearwire or any Subsidiary of Clearwire subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments under which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of Clearwire or any Subsidiary of Clearwire to repurchase, redeem or otherwise acquire any shares of Clearwire Capital Stock or any Capital Stock of any Subsidiary of Clearwire or to pay any dividend or make any other distribution in respect thereof or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.

(d) Immediately following the Closing and after giving effect to the Transactions (other than the Adjustment), and excluding changes since April 30, 2008 expressly permitted by Section 10.1(b)(iv) or otherwise consented to in accordance with this Agreement:

(i) with respect to NewCo, there will be outstanding (A) a total of 189,215,397 shares of Class A Common Stock (plus up to 740,000 shares of Class A Common Stock issuable on the exercise of restricted stock units, up to 18,862,169 shares of Class A Common Stock issuable on the exercise of Clearwire Stock Options, up to 17,806,220 shares of Class A Common Stock issuable on the exercise of Clearwire Warrants, in each case outstanding immediately prior to the Effective Time and adjusted at the Effective Time in accordance with Sections 2.7 and 2.8) and (B) a total of 505,000,000 shares of Class B Common Stock;

(ii) with respect to NewCo LLC, there will be outstanding (A) a total of 694,215,397 Voting Units, (B) 189,215,397 Class A Common Units and (C) 505,000,000 Class B Common Units outstanding; and

(iii) except as contemplated by Section 2.8 of the Equityholders’ Agreement, there will be no other outstanding (A) shares of Capital Stock of NewCo or NewCo LLC or (B) options, warrants, convertible securities, subscriptions, stock appreciation rights, phantom stock plans or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by NewCo, NewCo LLC or any Subsidiary of NewCo or NewCo LLC relating to the issued or unissued Capital Stock of NewCo or NewCo LLC or obligating NewCo or NewCo LLC to issue or sell any shares of Capital Stock of, or options, warrants, convertible securities, subscriptions or other equity interests in, NewCo or NewCo LLC.

(e) The shares of Class A Common Stock to be issued as Merger Consideration and the Class B Common Units, Voting Units, Class A Common Units, shares of Class A Common Stock and           shares of Class B Common Stock to be issued in connection with the formation of NewCo LLC, the Merger, the LLC Contribution and the Investments by the Investors pursuant to Articles 1, 2, 3 and 4, respectively, when issued and delivered in accordance with the terms of this Agreement, will have been duly authorized, validly issued, fully paid and nonassessable and free of Encumbrances, preemptive rights or other similar rights, other than Encumbrances created by the Equityholders’ Agreement.

(f) Section 6.13(f) of the Clearwire Disclosure Schedule, sets forth a correct and complete list of each Subsidiary of Clearwire. Except as set forth in Section 6.13(f) of the Clearwire Disclosure Schedule, Clearwire owns beneficially and of record all of the issued and outstanding Capital Stock of each Subsidiary of Clearwire and does not own an equity interest in any other corporation, association, partnership, limited liability company or other entity, other than in its Subsidiaries. Each outstanding share of Capital Stock of each Subsidiary of Clearwire is duly authorized, validly issued, fully paid and nonassessable and each share of Capital Stock of each Subsidiary of Clearwire owned by Clearwire or another Subsidiary of Clearwire is free and clear of all Encumbrances.

Section 6.14  Absence of Certain Changes or Events.  Except as contemplated by this Agreement or as disclosed in the SEC Documents filed before the date hereof, since December 31, 2007, Clearwire and its Subsidiaries have conducted their respective businesses in the ordinary course of business and there has not been: (a) any event, occurrence or development of any condition that has had or would reasonably be expected to have, individually or in the aggregate, a Clearwire Material Adverse Effect, (b) any declaration, setting aside or payment of any dividend or any other distribution with respect to any of the Capital Stock of Clearwire or any Subsidiary of Clearwire, (c) any material change in accounting methods, principles or practices employed by Clearwire, (d) any Bankruptcy of any such Person, or (e) any transfer to a third party of any Clearwire License or Clearwire Lease (other than spectrum swaps in the ordinary course of business).

Section 6.15  Change of Control Agreements.  Except as set forth in Section 6.15 of the Clearwire Disclosure Schedule, neither the execution and delivery of this Agreement, the Merger nor the other Transactions contemplated by this Agreement will (either alone or in conjunction with any other event) result in, cause the accelerated vesting or delivery of, trigger any payment or funding (through a grantor trust or otherwise) of, or increase the amount or value of, any payment or benefit to any director, officer, employee or consultant of Clearwire or any of its Subsidiaries. Except as previously disclosed to Sprint and the Investors in writing expressly referencing this Section 6.15, and without limiting the generality of the foregoing, no amount paid or payable by Clearwire or any of its Subsidiaries in connection with the Merger or the other Transactions contemplated by this Agreement, including accelerated vesting of options (either solely as a result thereof or as a result of those Transactions in conjunction with any other event), will be an “excess parachute payment” within the meaning of Section 280G of the Code.

Section 6.16  Employee Benefit Plans.  All employee benefit plans (as defined in Section 3(3) of ERISA), incentive plans or other benefit arrangements of Clearwire or any of its Subsidiaries which cover current or former officers, directors, employees or contractors of Clearwire or any of its Subsidiaries and with respect to which Clearwire or any of its Subsidiaries have any material liability (the “Clearwire Benefit Plans”) and all agreements providing for compensation, severance, change in control or other benefits to any current or former officer or director of Clearwire or any of its Subsidiaries are listed in Section 6.16 of the Clearwire Disclosure Schedule. True, correct and complete copies of the following documents with respect to each of the Clearwire Benefit Plans have been provided by Clearwire to the other Parties:

(a) any plans and related trust documents and amendments thereto, and

(b) summary plan descriptions and material modifications thereto.

To the extent applicable, the Clearwire Benefit Plans comply by their terms and in their operation with the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the

Code and other applicable Law other than instances of non-compliance that individually or in the aggregate would not reasonably be expected to result in a Clearwire Material Adverse Effect, and any Clearwire Benefit Plan intended to satisfy the requirements under Section 401(a) of the Code or comparable foreign Law has received a determination or opinion by the proper Governmental Authority that such plan satisfies such requirements. Neither Clearwire nor any of its Subsidiaries nor any of their ERISA Affiliates (as defined below) has any liabilities with respect to any benefit plan that is covered by Title IV of ERISA or Section 412 of the Code, and neither Clearwire nor any Subsidiaries has any liabilities under any defined benefit plan (as defined in Section 3(35) of ERISA) which is maintained primarily for employees who work outside the United States and which is not subject to Title IV of ERISA or Section 412 of the Code. Neither any Clearwire Benefit Plan, nor Clearwire nor any Subsidiary of Clearwire has incurred or will incur any liability or penalty under Section 4975 of the Code or Section 502(i) of ERISA or a comparable foreign Law that is reasonably expected to have a Clearwire Material Adverse Effect. There is no pending or, to the Knowledge of Clearwire, threatened or anticipated Proceeding that is reasonably expected to have a Clearwire Material Adverse Effect against or otherwise involving any of the Clearwire Benefit Plans and no Proceeding that is reasonably expected to have a Clearwire Material Adverse Effect (excluding claims for benefits incurred in the ordinary course of Clearwire Benefit Plan activities) has been brought against or with respect to any Clearwire Benefit Plan. Except as required by Law, neither Clearwire nor any of its Subsidiaries has any liability in an amount that would reasonably be expected to have a Clearwire Material Adverse Effect to provide life insurance or medical or other employee welfare benefits to any employee or former employee on his retirement or termination of employment.

Except as would not reasonably be expected to have a Clearwire Material Adverse Effect, (i) any individual who has performed services for Clearwire or any of its Subsidiaries (other than through a contract with an organization other than the individual) and who has not been treated as an employee for tax purposes by Clearwire or its Subsidiaries is or was not an employee for such purposes, and (ii) no individual who performs services for Clearwire or any of its Subsidiaries has been improperly excluded from participation in any Clearwire Benefit Plan.

For purposes of this Agreement “ERISA Affiliate” means any business or entity that is a member of the same “controlled group of corporations”, an “affiliated service group” or is under “common control” with an entity within the meanings of Sections 414(b), (c) or (m) of the Code, is required to be aggregated with the entity under Section 414(o) of the Code, or is under “common control” with the entity, within the meaning of Section 4001(a)(14) of ERISA, or any regulations promulgated or proposed under any of the foregoing Sections.

Except as would not reasonably be expected to have a Clearwire Material Adverse Effect, (x) no amount previously deducted by Clearwire, and (y) no amount paid or payable with respect to any compensation or benefit paid, awarded, or granted prior to the date hereof, would reasonably be expected to be disallowed under Section 162(m) of the Code. Except as would not reasonably be expected to result in material liability to Clearwire and its Subsidiaries, no Clearwire Benefit Plan is currently in violation of Section 409A of the Code and any regulations or Treasury guidance promulgated thereunder.

No Clearwire Stock Option is intended to qualify as an “incentive stock option” under Section 422 of the Code.

Section 6.17  Labor and Employment Matters.

(a) Neither Clearwire nor any of the Domestic Clearwire Subsidiaries is a party to, or bound by, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract, arrangement, agreement or understanding with a labor union or labor organization and, to the Knowledge of Clearwire, there has not been any activity or proceeding of any labor organization or employee group to organize any employees of Clearwire or any of the Domestic Clearwire Subsidiaries.

(b) Neither Clearwire nor any of the Domestic Clearwire Subsidiaries has taken any action that would constitute a “mass layoff” or “plant closing” within the meaning of the Worker Adjustment and Retraining

Notification Act or would otherwise trigger notice requirements or liability under any state, local or foreign plant closing notice Law.

(c) There are no investigations, administrative proceedings, charges or formal complaints of discrimination (including discrimination based on sex, age, marital status, race, national origin, sexual preference, disability, handicap or veteran status) that are reasonably expected to have, individually or in the aggregate, a Clearwire Material Adverse Effect pending or, to the Knowledge of Clearwire, threatened before the Equal Employment Opportunity Commission or any federal, state or local agency or court against or involving Clearwire or any of its Subsidiaries. No discrimination, sexual harassment, retaliation or wrongful or tortious conduct claim that is reasonably expected to have a Clearwire Material Adverse Effect is pending or, to the Knowledge of Clearwire, threatened against Clearwire or any of its Subsidiaries under the 1866, 1877, 1964 or 1991 Civil Rights Acts, the Equal Pay Act, the Age Discrimination in Employment Act, as amended, the Americans with Disabilities Act, the Family and Medical Leave Act, the Fair Labor Standards Act, ERISA, or any other federal Law relating to employment or any comparable state or local fair employment practices act regulating discrimination in the workplace, and no wrongful discharge, libel, slander, invasion of privacy or other claim that is reasonably expected to have, individually or in the aggregate, a Clearwire Material Adverse Effect (including violations of the Fair Credit Reporting Act, as amended, and any applicable whistleblower statutes) under any state or federal Law is pending or, to the Knowledge of Clearwire, threatened against Clearwire or any of its Subsidiaries.

(d) If Clearwire or any of its Subsidiaries is a federal, state or local contractor obligated to develop and maintain an affirmative action plan, no discrimination claim, show-cause notice, conciliation proceeding, sanction or debarment proceeding that is reasonably expected to have, individually or in the aggregate, a Clearwire Material Adverse Effect is pending or, to the Knowledge of Clearwire, has been threatened against Clearwire or any of its Subsidiaries with the Office of Federal Contract Compliance Programs or any other federal agency or any comparable state or local agency or court and no desk audit or on-site review is in progress.

Section 6.18  Stockholders’ Rights Agreement; Antitakeover Statutes.

(a) Neither Clearwire nor any of its Subsidiaries has adopted a stockholders’ rights agreement or any similar plan or agreement that limits or impairs the ability to purchase, or become the direct or indirect beneficial owner of, Clearwire Capital Stock or any other equity or debt securities of Clearwire or any of its Subsidiaries.

(b) Clearwire has taken all action necessary to exempt the Merger, this Agreement and the Transactions contemplated by this Agreement from Section 203 of the DGCL, and, accordingly, neither such Section nor any other antitakeover or similar statute or regulation applies to any such transactions. No other “control share acquisition,” “fair price,” “moratorium,” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the Transactions contemplated by this Agreement.

Section 6.19  Brokers.  Except as set forth in Section 6.19 of the Clearwire Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Merger or the other Transactions contemplated by this Agreement based on arrangements made by or on behalf of Clearwire. Clearwire has delivered to Sprint and the Investors a complete and correct copy of all agreements between Clearwire and the Independent Advisor under which that firm would be entitled to any payment relating to this Agreement, the Merger or the other Transactions contemplated by this Agreement.

Section 6.20  Information Supplied.  None of the information supplied or to be supplied by Clearwire or its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement to be mailed to Clearwire’s stockholders in connection with the meeting (the “Stockholders’ Meeting”) to be called to consider the Merger (the “Proxy Statement”) or the Registration Statement, or any amendments or supplements thereto will, at the dates those documents are first published, sent or delivered to Clearwire’s stockholders contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or Registration Statement or necessary in order to make the statements made in the Proxy Statement or Registration Statement, in light of the circumstances under which they were made, not misleading. Each of the Proxy Statement and Registration Statement at the dates those documents are first published, sent or delivered to Clearwire’s stockholders or, unless promptly corrected, at any time during the pendency of the Stockholders’ Meeting will not contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or Registration Statement or necessary in order to make the statements made in the Proxy Statement or Registration Statement, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by any Party with respect to statements made or incorporated by reference in the Proxy Statement or Registration Statement based on information supplied by the other Parties for inclusion or incorporation by reference in any of the foregoing documents.

Section 6.21  Certain Ancillary Agreements.  As of the Execution Date, other than (i) this Agreement, (ii) the Ancillary Agreements, (iii) the other documents expressly contemplated by this Agreement and (iv) any confidentiality agreements between or among two or more of the Parties entered into prior to the Execution Date (the agreements referred to in clauses (i) through (iv), collectively, the “Transaction Related Agreements”), neither Clearwire nor any of its Affiliates has entered into any contract, agreement, arrangement or other understanding, whether written or oral, and regardless of the subject matter thereof, with any other Party or any of their respective Affiliates, in each case, in connection with or in consideration of the transactions contemplated by the Transaction Related Agreements, including, without limitation, any term sheet, letter of intent, memorandum of understanding or “agreement to agree,” in each case, whether or not such agreement purports to be binding.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES OF SPRINT

Except as disclosed in the disclosure letter (the “Sprint Disclosure Schedule”) delivered by Sprint to Clearwire and the Investors prior to the execution of this Agreement (which letter sets forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Sprint Disclosure Schedule relates), except

(A) that any information set forth in one section of the Sprint Disclosure Schedule will be deemed to apply to each other Section or subsection of this Agreement to which its relevance is reasonably apparent from a reasonable reading thereof to a reasonable person without independent knowledge of the matters so disclosed; and

(B) notwithstanding anything in this Agreement to the contrary, the inclusion of an item in such schedule as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Sprint Material Adverse Effect),

Sprint represents and warrants to the other Parties as of the Execution Date and the Closing Date as follows:

Section 7.1  Organization; Authorization.

(a) Sprint and each Subsidiary of Sprint that is or will be a party to an Ancillary Agreement is duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation and has all corporate, limited liability company or similar powers and all Governmental Licenses required to carry on its business as now conducted, except for those Governmental Licenses the absence of which would not reasonably be expected to result, individually or in the aggregate, in a Sprint Material Adverse Effect. Sprint and each Subsidiary of Sprint that is or will be a party to an Ancillary Agreement has all requisite power and authority to enter into this Agreement and each Ancillary Agreement to which it is a party and to perform the obligations to be performed by it under this Agreement and each such Ancillary Agreement. Sprint and each Subsidiary of Sprint that is or will be a party to an Ancillary Agreement is duly qualified to do business as a foreign entity and is in good standing under the Laws of each state or other jurisdiction in which the ownership of assets by it or the nature of the activities conducted by it requires such qualification, except where the failure to so qualify would not reasonably be expected to result, individually or in the aggregate, in a Sprint Material Adverse Effect.

The execution and delivery of this Agreement and the Ancillary Agreements to which Sprint or any Subsidiary of Sprint is or will be a party, and the performance by Sprint or such Subsidiary of its respective obligations under this Agreement and the Ancillary Agreements to which it is or will be a party, have been duly authorized by all necessary actions on the part of Sprint or such Subsidiary. This Agreement has been, and the Ancillary Agreements to which it or a Subsidiary of Sprint will be a party at Closing will be, duly executed and delivered by Sprint or such Subsidiary, and constitutes, and will constitute, a legal, valid and binding obligation of Sprint or such Subsidiary, as the case may be, enforceable against it or such Subsidiary in accordance with its terms, subject to the Bankruptcy Exception.

(b) Each of the Transfer Entities is, or on the Closing Date will be, a limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation. Each of the Transfer Entities is duly qualified to do business as a foreign entity and is in good standing under the Laws of each state or other jurisdiction in which the ownership of assets by it or the nature of the activities conducted by it requires the qualification, except where the failure to so qualify would not reasonably be expected to result in a Sprint Material Adverse Effect. Each of the Transfer Entities has, and Sprint Sub LLC on the Closing Date will have, all requisite power and authority to enter into each Ancillary Agreement to which it will be a party and to perform the obligations to be performed by it under each such Ancillary Agreement. Sprint has made available to Clearwire and the Investors true and complete copies of the organizational documents of each of the Transfer Entities, each as amended to date, and will have made available to Clearwire and the Investors true and complete copies of the organizational documents of Sprint Sub LLC prior to the Closing Date. The organizational documents of each of the Transfer Entities are, and the organizational documents of Sprint Sub LLC will be, in full force and effect, and no Transfer Entity is, and as of the Closing Date Sprint Sub LLC will not be, in violation of any provision of its organizational documents, except as would not reasonably be expected to result in a Sprint Material Adverse Effect.

(c) Sprint or one of its Subsidiaries owns beneficially and of record all of the issued and outstanding Capital Stock of the Transfer Entities, and immediately prior to the Closing, Sprint Sub LLC. The Capital Stock of the Transfer Entities is, and the Capital Stock of Sprint Sub LLC as of the Closing Date will be, duly authorized, validly issued, fully paid and non-assessable, free and clear of any Encumbrance. There are not any outstanding securities convertible into, exchangeable for, or carrying the right to acquire, the Capital Stock of the Transfer Entities, or as of the Closing Date, the Capital Stock of Sprint Sub LLC, nor are there any subscriptions, warrants, options, rights or other arrangements or commitments that could obligate Sprint Sub LLC and the Transfer Entities to issue any Capital Stock. The Transfer Entities are listed in Section 7.1(c) of the Sprint Disclosure Schedule and, except as listed in Section 7.1(c) of the Sprint Disclosure Schedule, the Transfer Entities do not own, and as of the Closing Date Sprint Sub LLC will not own, directly or indirectly, any Capital Stock of any Person.

(d) At Closing, the Transfer Entities will own all assets owned by Sprint and its Subsidiaries that are primarily used in the operation of the Sprint WiMAX Business, including the Sprint Assets, free and clear of any Encumbrance. Such assets together with those assets that are owned by Sprint and its Subsidiaries and made available to NewCo under the Network Master Services Agreement, the IT Master Services Agreement, the Master Site Agreement and the Intellectual Property Rights Agreement constitute all of the assets owned by Sprint or its Subsidiaries that are primarily used in or otherwise material to the operation of the Sprint WiMAX Business as currently conducted.

(e) As of the Closing, each of Sprint HoldCo LLC and Sprint Sub LLC will be a limited liability company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and will have all limited liability company power and all Governmental Licenses required to carry on its business as then being conducted, except for those Governmental Licenses the absence of which would not be reasonably expected to result, individually or in the aggregate, in a Sprint Material Adverse Effect. As of the Closing, each of Sprint HoldCo LLC and Sprint Sub LLC will be as of the Closing duly qualified to do business as a foreign entity and in good standing under the Laws of each state or other jurisdiction in which the ownership of assets by it or the nature of the activities conducted by it requires such qualification, except where the failure to be so qualified and in good standing, would not reasonably be expected to result, individually or in the aggregate, in a Sprint Material Adverse Effect. Since the date of its formation, each of Sprint HoldCo LLC and Sprint Sub LLC will not have engaged in any activities and will not have any Liabilities other than in connection with, or as contemplated by, this Agreement and the Transactions.

Section 7.2  Non-Contravention.  The execution, delivery and performance of this Agreement and the Ancillary Agreements to which it or any Subsidiary of Sprint is or will be at Closing a party, the consummation of the Transactions and the fulfillment of and compliance with the terms and conditions of this Agreement and the Ancillary Agreements to which it or any Subsidiary of Sprint is or will be at Closing a party do not and will not result in the imposition of any Encumbrance and do not or will not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, permit the acceleration of any obligation under or create in any party the right to terminate, modify or cancel,

(a) any term or provision of the certificate of incorporation or bylaws of Sprint or the other organizational documents of Sprint Sub LLC or any Transfer Entity,

(b) any Sprint Lease or any Sprint License,

(c) any contractual obligation (other than any Sprint Lease) of Sprint or any of its Subsidiaries,

(d) any Governmental License (other than any Sprint License) held by Sprint or any of its Subsidiaries in connection with the Sprint WiMAX Business or by any Transfer Entity or any Sprint License,

(e) any judgment, decree or order of any Governmental Authority to which Sprint, Sprint Sub LLC or any Transfer Entity is a party or by which Sprint, Sprint Sub LLC, any Sprint Asset, any Transfer Entity or any of its properties are bound, or

(f) any Law applicable to any Sprint Asset and in existence on the Execution Date,

in the case of each of clauses (b) through (f), except as would not reasonably be expected to result in a Sprint Material Adverse Effect.

Section 7.3  Sprint Licenses.

(a) Description.  Section 7.3 of the Sprint Disclosure Schedule sets forth: (i) a true and complete list, as of the Execution Date, of each of the Sprint Licenses, (ii) the lawful, beneficial and exclusive holder of each Sprint License, and (iii) the BTA, call sign or other identifying information for each Sprint License. As of April 30, 2008, the number of MHz-Pops covered by Sprint Licenses and spectrum rights that are subject to Sprint In-Leases, less the number of MHz-Pops covered by the spectrum rights that are subject to the Sprint Out-Leases, is at least 28,989,000,000.

(b) Validity.

(i) The grant, renewal or assignment of the Sprint Licenses to the existing licensee of each Sprint License was approved by the FCC by Final Order, and the Sprint Licenses are validly issued and in full force and effect.

(ii) Other than Proceedings of general applicability, there is no Proceeding pending or, to the Knowledge of Sprint, threatened before the FCC, that, if determined as requested by the moving party or as indicated in any document initiating the Proceeding, could result in the revocation, modification, restriction, cancellation, termination, suspension or non-renewal of any Sprint License or other action that is adverse to holder of the License, or the imposition of a material monetary fine, nor does Sprint have Knowledge of any facts or circumstances which, if asserted, would reasonably be expected to result in any such action. Timely payments have been made to the United States Government for those of the Sprint Licenses that are BTA authorizations.

(iii) Neither Sprint nor any of its Affiliates is a party to any contract, agreement or other arrangement to assign or otherwise dispose of, or that would adversely affect, NewCo’s or its Subsidiaries’ ownership of, any material Sprint License after the Effective Time.

(c) License Facilities.

(i) The facilities subject to a Sprint License as of the Execution Date are listed in Section 7.3(c)(i) of the Sprint Disclosure Schedule (the “Sprint License Facilities”);

(ii) Adequate facilities were constructed and operated within the timeframe required by then-applicable FCC Rules (or waivers or extensions thereof) to satisfy construction and operating requirements applicable to each Sprint License;

(iii) the Sprint License Facilities since the acquisition of the Sprint Licenses, and to the Knowledge of Sprint, at all times, have been operating in material compliance with the FCC authorizations and the FCC Rules, except where the facilities were not required to operate under FCC Rules or by grant of authority from the FCC;

(iv) none of the Sprint License Facilities (A) is authorized under an authorization that is subject to challenge before the United States Court of Appeals or (B) is subject to any lease, sublease or any agreement that grants to any third Person the right, contingent or otherwise, to use, acquire or make it available to, or for use by, a third Person;

(v) no Sprint License is subject to (A) a revocation proceeding or (B) a pending request for waiver of Section 21.303 of the FCC Rules or any successor provision thereto;

(vi) Except as set forth on Section 7.3(c)(vi) of the Sprint Disclosure Schedule, no Sprint Licenses or Sprint License Facilities are subject to any contract or other agreement providing for the relocation of wireless facilities or the sharing of any costs associated with any such relocation with respect to the Sprint Licenses; and

(vii) no Sprint License Facilities are operating under special temporary or developmental authority.

(d) All reports required to be filed by Sprint with the FCC with respect to the Sprint Licenses have been timely filed except where the failure to so timely file would not reasonably be expected to result in a Sprint Material Adverse Effect. To the Knowledge of Sprint, all reports filed with the FCC relating to the Sprint Licenses are complete and accurate.

(e) Sprint has delivered or made available to Clearwire and the Investors true and complete copies of all authorizations comprising each Sprint License, and, except for documents otherwise publicly-available, all documents filed in, and all notices or orders issued in connection with, any Proceeding pending at the FCC relating to the Sprint Licenses.

Section 7.4  Sprint Leases.

(a) Section 7.4 of the Sprint Disclosure Schedule sets forth: (i) a true and complete list, as of the Execution Date, of each of the Sprint Leases, (ii) the lawful, beneficial and exclusive holder of each Sprint Lease, (iii) the licensee or sublessor, as applicable, for each such Sprint Lease, and (iv) the BTA, call sign or other identifying information for each Sprint Lease.

(b) Each Sprint Lease is valid, binding and in full force and effect, meets in all material respects all requirements of Law, and is enforceable in accordance with its terms, except as may be modified by FCC Rules and subject to the Bankruptcy Exception. The applicable Sprint entity is the lessee or sublessee under each Sprint Lease (by entry into the Sprint Lease, assignment of the Lease, transfer of rights or other means) and, except with respect to any capacity of EBS spectrum retained by the holder of the License, has the sole right to use the spectrum under each Sprint Lease. To the Knowledge of Sprint, other than the terms of each Sprint Lease, the FCC Rules limiting the duration of any Sprint Lease, the FCC’s renewal of the underlying License and the FCC’s renewal of its consent to any Sprint De Facto Transfer Lease, there are no facts or circumstances that would reasonably be likely to (whether with or without notice, lapse of time or the occurrence of any other event) preclude the renewal or extension of any Sprint Lease in the ordinary course of business.

(c) Sprint and its Subsidiaries are not, nor to the Knowledge of Sprint, is any other party to any of the material Sprint Leases in material breach or default under the Sprint Leases and any material breach or default that has been asserted by such other party, has been waived, cured or otherwise settled.

(d) Sprint and its Subsidiaries have not, nor to the Knowledge of Sprint, has any other party to any of the material Sprint Leases claimed in any written statement that the counterparty is in material breach or default under the material Sprint Leases and any past breach or default has been waived, cured or otherwise settled. For purposes of this Section 7.4, any breach of a payment obligation shall be deemed material.

(e) No party to any Sprint Lease has claimed in writing, and to the Knowledge of Sprint, no party has threatened, in any written statement to Sprint that the party has a right to terminate any Sprint Lease at any time or to seek damages against any transferor for the violation, breach or default by any transferor of any Sprint Lease; and

(f) Sprint has delivered or made available to Clearwire and the Investors copies of all Sprint Leases, which are true and complete in all material respects.

(g) Neither Sprint nor any of its Affiliates is a party to any contract, agreement or other arrangement to assign or otherwise dispose of, or that would adversely affect, NewCo’s or it Subsidiaries’ ownership of, any material Sprint Lease after the Effective Time.

(h) To the Knowledge of Sprint:

(i) the grant, renewal or assignment of the FCC licenses subject to the Sprint Leases (the “Sprint Leased FCC Licenses”) to the existing licensee of each Sprint Lease was approved by the FCC by Final Order;

(ii) the Sprint Leased FCC Licenses are validly issued and in full force and effect; and

(iii) other than Proceedings of general applicability, there is no Proceeding pending or threatened before the FCC, that, if determined as requested by the moving party or as indicated in any document initiating the Proceeding, could result in the revocation, modification, restriction, cancellation, termination, suspension or non-renewal of the Sprint Leased FCC Licenses or other action that is adverse to the licensee of the Sprint Lease, nor is Sprint aware of any facts which, if asserted, would be reasonably likely to result in any such action; and

(iv) adequate facilities were constructed and operated within the timeframe required by then-applicable FCC Rules (or waivers or extensions thereof) to satisfy construction and operating requirements applicable to each Sprint Leased FCC License.

(i) Each Sprint De Facto Transfer Lease has been granted by the FCC by Final Order.

Section 7.5  Sprint Network Assets.

(a) Section 7.5 of the Sprint Disclosure Schedule sets forth a complete list of the Sprint Network Assets as of the Execution Date. Except as set forth in Section 7.5 of the Sprint Disclosure Schedule a Transfer Entity has, or will have at Closing, good and marketable title to each Sprint Network Asset, free and clear of all Encumbrances. In the aggregate, the Sprint Network Assets are:

(i) in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted;

(ii) usable in the regular and ordinary course of business;

(iii) operating as intended in accordance with normal industry practice; and

(iv) conform in all material respects to all applicable Laws.

Sprint has no Knowledge of any material defect with any of the material Sprint Network Assets.

(b) Each of the Transfer Entities and the Sprint Network Assets is in compliance with applicable Environmental Laws in all material respects. There are no pending or, to the Knowledge of Sprint, threatened Proceedings alleging any material liability of, or material noncompliance by, the Transfer Entities under applicable Environmental Laws. The applicable Transfer Entity holds and is, or will hold at Closing and will be, in compliance in all material respects with all Governmental Licenses required under Environmental Laws for their respective operations, including the Sprint Network Assets. Neither the transfer of the Sprint Assets to the Transfer Entities nor the LLC Contribution will require compliance with the New Jersey Industrial Site Recovery Act or with Sections 22a-134 through 22a-134e of the Connecticut General Statutes (commonly known as the Connecticut Transfer Act), each as amended. Notwithstanding anything to the contrary in this Agreement including Section 7.9, the representations contained in this Section 7.5 contain all representations and warranties made by Sprint in this Agreement with respect to Environmental Laws.

Section 7.6  Litigation

(a) There is no Proceeding instituted or pending, or, to the Knowledge of Sprint, threatened against Sprint or its Subsidiaries that, would reasonably be expected to result, individually or in the aggregate, in a Sprint Material Adverse Effect or that, as of the Execution Date, in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or the other Transactions contemplated by this Agreement. There are no judgments, orders, injunctions, decrees, stipulations or awards (whether rendered by a court, administrative agency, or by arbitration, as a result of a grievance or other procedure) against or relating to Sprint, any of its Subsidiaries or, to the Knowledge of Sprint, any Person for whom Sprint or any of its Subsidiaries is liable that would reasonably be expected to result, individually or in the aggregate, in a Sprint Material Adverse Effect or that, as of the Execution Date, in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or the other Transactions contemplated by this Agreement.

(b) Section 7.6(b) of the Sprint Disclosure Schedule lists all pending litigation and material disputes regarding any Sprint License or Sprint Lease (the “Sprint License Disputes”).

Section 7.7  Tax.

(a) None of the Sprint Assets is subject to any material Encumbrances for Taxes except for liens for Taxes not yet due and payable.

(b) All material Tax Returns required to be filed by Sprint or any of its Subsidiaries with respect to the Sprint Assets and the business in which the Sprint Assets have been used have been timely filed and all those Tax Returns are true, complete and correct in all material respects.

(c) All material Taxes owed by Sprint and its Subsidiaries (whether or not shown on any Tax Return) with respect to the Sprint Assets and the business in which the Sprint Assets have been used have been paid, except for those Taxes being contested in good faith and for which adequate reserves have been established in Sprint’s Financial Statements.

(d) There is no currently pending audit or administrative or judicial proceeding with respect to Taxes relating to the Sprint Assets and the business in which the Sprint Assets have been used. Neither Sprint Sub LLC nor any of the Transfer Entities is or by virtue of the LLC Contribution will be (i) a party to or bound by any material closing agreement, offer in compromise, gain recognition agreement or any other agreement with any Taxing Authority or any Tax indemnity or Tax sharing agreement with any person, or (ii) a party to any waivers or extensions of the statute of limitations with respect to material Taxes (in each case other than with respect to Taxes that are the subject of the indemnification provided in Section 13.1 hereof).

(e) Sprint has no Knowledge of any proposed or threatened Tax claims or assessments with respect to the Sprint Assets and the business in which the Sprint Assets have been used that, if upheld, would result in the payment of a material amount of Tax.

(f) Sprint and its Subsidiaries have withheld and paid over to the relevant Taxing Authorities all Taxes required to have been withheld and paid in connection with Sprint Assets and the business in which the Sprint Assets have been used.

(g) Neither Sprint nor any of its Subsidiaries has, with respect to the Sprint Assets and the business in which the Sprint Assets have been used, entered into, or otherwise participated (directly or indirectly) in, any “listed transaction” or any reportable transaction the principal purpose of which was tax avoidance within the meaning of Sections 6011, 6111 or 6112 of the Code and the Treasury Regulations thereunder or has received a written opinion from a tax advisor that was intended to provide protection against a tax penalty.

(h) Sprint Sub LLC has been since its formation and each of the Transfer Entities will be, as of Closing, disregarded as an entity separate from its owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-2(c)(2). No action has been taken by Sprint or any of its Affiliates to treat Sprint Sub LLC or any of the Transfer Entities other than as disregarded entities for U.S. federal income tax purposes as of and following the Closing.

(i) The assumption by NewCo LLC for U.S. federal income tax purposes of the Sprint Pre-Closing Financing will constitute an assumption of “qualified liabilities” as described in Treasury Regulation Section 1.707-5(a)(6)(i)(D).

Section 7.8  Sprint Contracts.

(a) Section 7.8 of the Sprint Disclosure Schedule sets forth a true, correct and complete list of the Specified Sprint Contracts, and true, correct and complete copies of all Specified Sprint Contracts and all amendments and waivers thereunder have been made available to Clearwire and the Investors. To the extent Specified Sprint Contracts are not evidenced by documents, written summaries have been made available to Clearwire and the Investors. Subject to the Bankruptcy Exception, all Specified Sprint Contracts are in full force and effect and are legal, valid, binding and enforceable in accordance with their respective terms with respect to Sprint or its Subsidiaries and, to the Knowledge of Sprint, each other party to the Specified Sprint Contracts, in each case except as would not be reasonably likely to result in a Sprint Material Adverse Effect. There are no existing defaults or breaches of Sprint or its Subsidiaries under any Specified Sprint Contract (or events or conditions that, with notice or lapse of time or both would constitute a default or breach) and, to the Knowledge of Sprint, there are no defaults or breaches (or events or conditions that, with notice or lapse of time or both, would constitute a default or breaches) with respect to any third party to any Specified Sprint Contract, in each case except as would not be reasonably likely to result, individually or in the aggregate, in a Sprint Material Adverse Effect.

(b) Except as contemplated by this Agreement, Sprint and its Subsidiaries have not entered into any wholesale/resale, mobile virtual network operator, co-branding, or service bundling agreement with any third party with respect to the Sprint WiMAX Business.

Section 7.9  Compliance with Law.  The Sprint WiMAX Business, Sprint Sub LLC and each Transfer Entity has been operated at all times in compliance with all Laws applicable to Sprint Sub LLC, each Transfer Entity and the Sprint WiMAX Business or by which any property, business or asset of Sprint Sub LLC, each Transfer Entity and the Sprint WiMAX Business is bound or affected and has not been threatened to be charged with or given notice of any violation of any such Laws, other than failures to comply with or violations of such Laws that individually or in the aggregate would not reasonably be expected to result, individually or in the aggregate, in a Sprint Material Adverse Effect.

Section 7.10  Required Filings and Consents.  The execution and delivery of this Agreement by Sprint and the consummation by Sprint and its Subsidiaries of the Transactions contemplated by this Agreement do not, and the performance of this Agreement by Sprint will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for the Governmental Consents or where the failure to obtain those consents, approvals, authorizations or permits, or to make those filings or notifications, would not, individually or in the aggregate, prevent or materially delay the performance by Sprint of any of its obligations under this Agreement or the performance by Sprint and its Subsidiaries of the Transactions contemplated by this Agreement.

Section 7.11  Sprint Non-FCC Licenses.  The Transfer Entities own or possess, or at Closing will own or possess, all of the Governmental Licenses (other than the Sprint Licenses) that are necessary to enable it to carry on the business that relates to the Sprint Assets except where the failure to so possess would not reasonably be expected to result in a Sprint Material Adverse Effect. All Governmental Licenses owned or possessed by the Transfer Entities are valid, binding, and in full force and effect, except as would not reasonably be expected to result, individually or in the aggregate, in a Sprint Material Adverse Effect.

Section 7.12  Absence of Certain Changes or Events.  Except as contemplated by this Agreement since December 31, 2007, Sprint and its Subsidiaries have conducted the Sprint WiMAX Business in the ordinary course of business and there has not been: (a) any event, occurrence or development of any condition that has had or would reasonably be expected to have, individually or in the aggregate, a Sprint Material Adverse Effect, (b) any material change in accounting methods, principles or practices employed by Sprint in connection with the Sprint WiMAX Business, (c) any Bankruptcy of any such Person, or (d) any transfer to a third party of any Sprint License or Sprint Lease (other than spectrum swaps in the ordinary course of business).

Section 7.13  Employee Benefit Plans; Labor and Employment Matters.

(a) Sprint Sub LLC and the Transfer Entities do not have, and will not as of the Closing have, any employees or any benefit plans (as defined in Section 3(3) of ERISA). Except as specifically set forth in this Agreement, none of NewCo, NewCo LLC, Sprint Sub LLC or the Transfer Entities will have any actual or contingent liability after the Closing as a result of benefit plans, incentive plans or other material benefit arrangements that are sponsored or contributed to by Sprint or any of its Subsidiaries or that have ever been sponsored by or contributed to by any of the Transfer Entities.

(b) With respect to the Sprint WiMAX Business, neither Sprint nor any of its Subsidiaries is a party to, bound by, or is currently negotiating in connection with entering into any collective bargaining agreement or other contracts, arrangements, agreements or understandings with a labor union or labor organization and, to the Knowledge of Sprint, there has not been any activity or proceeding of any labor organization or employee group to organize any employees of the Sprint WiMAX Business.

Section 7.14  No Obligations.  Except as set forth on Section 7.14 of the Sprint Disclosure Schedule and except for the Sprint Pre-Closing Financing to be assumed by Sprint Sub LLC in accordance with Section 1.2 prior to the LLC Contribution, Sprint Sub LLC, the Transfer Entities and their respective Subsidiaries are free of all Liabilities.

Section 7.15  Brokers.  Other than Citigroup Global Markets Inc. and Lehman Brothers Inc., neither Sprint nor any of their respective Affiliates or agents has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

Section 7.16  Information Supplied.  None of the information supplied or to be supplied by Sprint for inclusion or incorporation by reference in the Proxy Statement or the Registration Statement, or any amendments or supplements thereto will, at the dates those documents are first published, sent or delivered to Clearwire’s stockholders contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or Registration Statement or necessary in order to make the statements made in the Proxy Statement or Registration Statement, in light of the circumstances under which they were made, not misleading.

Section 7.17  Ownership of Clearwire Capital Stock.  Sprint and its Subsidiaries do not own any shares of Clearwire Capital Stock, nor does Sprint or its Subsidiaries own any options, warrants, convertible securities, subscriptions, stock appreciation rights, phantom stock or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by Clearwire relating to the issued or unissued Clearwire Capital Stock or obligating Clearwire to issue or sell any shares of Clearwire Capital Stock, or options, warrants, convertible securities, subscriptions or other equity interests in Clearwire.

Section 7.18  Certain Ancillary Agreements.  As of the Execution Date, other than the Transaction Related Agreements and the Google Products and Services Agreement between Google and Sprint, neither Sprint nor any of its Affiliates has entered into any contract, agreement, arrangement or other understanding, whether written or oral, and regardless of the subject matter thereof, with any other Party or any of their respective Affiliates, in each case, in connection with or in consideration of the transactions contemplated by the Transaction Related Agreements, including, without limitation, any term sheet, letter of intent, memorandum of understanding or “agreement to agree,” in each case, whether or not such Agreement purports to be binding.

ARTICLE 8

REPRESENTATIONS AND WARRANTIES OF THE INVESTORS

Each Investor, severally with respect to itself (and not jointly or jointly and severally), represents and warrants to the Parties as of the Execution Date and the Closing Date as follows:

Section 8.1  Organization; Authorization.  Such Investor is duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation and has all corporate powers and all Governmental Licenses and consents required to carry on its business as now conducted, except for those Governmental Licenses and consents the absence of which would not reasonably be expected to result, individually or in the aggregate, in an Investor Material Adverse Effect. Such Investor and each of its Subsidiaries has all requisite power and authority to enter into this Agreement and each Ancillary Agreement to which it is a party and to perform the obligations to be performed by it under this Agreement and each such Ancillary Agreement.

The execution and delivery of this Agreement and the Ancillary Agreements to which such Investor is or will be a party, and the performance by such Investor of its obligations under this Agreement and the Ancillary Agreements to which it is or will be a party, have been duly authorized by all necessary actions on the part of such Investor. This Agreement has been, and the Ancillary Agreements to which such Investor or a Subsidiary of such Investor will be a party at Closing will be, duly executed and delivered by such Investor and such Subsidiary, and constitutes, and will constitute, a legal, valid and binding obligation of such Investor and such Subsidiary, as the case may be, enforceable against it and such Subsidiary in accordance with its terms, subject to the Bankruptcy Exception.

Section 8.2  Non-Contravention.  Except for the Governmental Consents, the execution, delivery and performance of this Agreement and the Ancillary Agreements to which such Investor is a party, the consummation of the Transactions and the fulfillment of and compliance with the terms and conditions of this Agreement and the Ancillary Agreements to which such Investor is a party do not or will not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, permit the acceleration of any obligation under or create in any party the right to terminate, modify or cancel,

(a) any term or provision of the charter documents or equivalent organizational documents of such Investor,

(b) any contractual obligation of such Investor or its Subsidiaries,

(c) any judgment, decree or order of any Governmental Authority to which such Investor is a party or by which the Investor or any of its respective properties are bound, or

(d) any Law applicable to such Investor and in existence on the Execution Date,

in the case of each of clauses (b) through (d), except as would not be reasonably expected to result in an Investor Material Adverse Effect.

Section 8.3  Securities Act; Investigation.  The Capital Stock received by such Investor under this Agreement is being acquired for investment only and not with a view to any public distribution thereof in violation of any of the registration requirements of the Securities Act or the securities Laws of any other jurisdiction applicable to the Transactions contemplated by this Agreement. Such Investor has the knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the consideration received. Such Investor acknowledges that before the date of this Agreement, such Investor has had access to information and documents of Clearwire and the Sprint WiMAX Business and has had the

opportunity to meet with members of senior management of Clearwire regarding the business and operations of Clearwire and members of senior management of the Sprint WiMAX Business, regarding the business and operations of the Sprint WiMAX Business; provided, however, that this Section 8.3 does not limit or modify the representations and warranties of Clearwire and Sprint set forth in this Agreement or the right of each Investor to rely thereon.

Section 8.4  Availability of Funds.  On the Closing Date, such Investor will have cash available or existing borrowing facilities that together are sufficient to enable it to consummate the Transactions contemplated by this Agreement.

Section 8.5  Required Filings and Consents.  The execution and delivery of this Agreement by such Investor and the consummation by such Investor of the Transactions contemplated by this Agreement do not, and the performance of this Agreement by such Investor will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for the Governmental Consents or where the failure to obtain those consents, approvals, authorizations or permits, or to make those filings or notifications, would not, individually or in the aggregate, prevent or materially delay the performance by such Investor of any of its obligations under this Agreement or the performance by such Investor of the Transactions contemplated by this Agreement.

Section 8.6  Brokers.  Except for Merrill Lynch & Co. Incorporated in the case of Comcast and TWC, such Investor has not incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

Section 8.7  Information Supplied.  None of the information supplied or to be supplied by such Investor to Clearwire in writing for inclusion or incorporation by reference in the Proxy Statement or the Registration Statement, or any amendments or supplements thereto will, at the dates those documents are first published, sent or delivered to Clearwire’s stockholders contain any untrue statement of a material fact or omit to state any material fact regarding such Investor required to be stated in the Proxy Statement or Registration Statement or necessary in order to make the statements made in the Proxy Statement or Registration Statement regarding such Investor, in light of the circumstances under which they were made, not misleading.

Section 8.8  Ownership of Clearwire Capital Stock.  Except with respect to Intel, the ownership by Intel or its Subsidiaries (i) as of the Execution Date of 26,760,934 shares of Clearwire Class A Common Stock, 9,905,732 shares of Clearwire Class B Common Stock and a warrant to purchase 93,333 shares of Clearwire Class A Common Stock and (ii) as of the Closing Date, any of such securities that Intel or its Subsidiaries have not sold or otherwise transferred, such Investor and its Subsidiaries do not own any shares of Clearwire Capital Stock, nor does such Investor or its Subsidiaries own any options, warrants, convertible securities, subscriptions, stock appreciation rights, phantom stock or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by Clearwire relating to the issued or unissued Clearwire Capital Stock or obligating Clearwire to issue or sell any shares of Clearwire Capital Stock, or options, warrants, convertible securities, subscriptions or other equity interests in Clearwire.

Section 8.9  Certain Ancillary Agreements.  As of the Execution Date, other than the Transaction Related Agreements and, with respect to Google, the Google Products and Services Agreement between Google and Sprint, neither such Investor nor any of its Affiliates has entered into any contract, agreement, arrangement or other understanding, whether written or oral, and regardless of the subject matter thereof, with any other Party or any of their respective Affiliates, in each case, in connection with or in consideration of the transactions contemplated by the Transaction Related Agreements, including, without limitation, any term sheet, letter of intent, memorandum of understanding or “agreement to agree,” in each case, whether or not such Agreement purports to be binding.

ARTICLE 9

CONDITIONS TO CLOSING

Section 9.1  Conditions to Each Party’s Obligations.  The respective obligations of each Party at the Closing to effect the Transactions will be subject to the following conditions (each of which shall be determined and may be relied upon on an independent basis):

(a) the Clearwire Stockholder Approval will have been obtained in accordance with the DGCL and Nasdaq rules;

(b) the Registration Statement will have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement will have been issued and no Proceedings for that purpose will have been initiated or be threatened by the SEC;

(c) no applicable Law will prohibit or prevent the consummation of the Transactions;

(d) the expiration or termination of the waiting period applicable to the consummation of the Transactions under the HSR Act, the expiration or termination of any mandatory waiting period applicable to the Transactions under any applicable foreign antitrust Laws, and, if applicable, the receipt of any Consents required under any applicable foreign antitrust Laws, in each case, without the imposition of any Burdensome Condition on or with respect to such Party or over which such Party has an approval right pursuant to Section 10.3(d);

(e) the receipt of the FCC Consent for the consummation of the Transactions without the imposition of any Burdensome Condition on or with respect to such Party or over which such Party has an approval right pursuant to Section 10.3(d);

(f) the receipt of any Consent required by any applicable foreign Governmental Authorities governing telecommunications services without the imposition of any Burdensome Condition on or with respect to such Party or over which such Party has an approval right pursuant to Section 10.3(d);

(g) no effective injunction, writ or preliminary restraining order or any order of any nature will have been issued by a Governmental Authority of competent jurisdiction prohibiting the consummation of the Transactions as provided in this Agreement;

(h) the Class A Common Stock required to be issued in the Merger and to Google under this Agreement and upon conversion of the Class B Common Stock and the Class B Common Units will have been approved for listing on Nasdaq or the NYSE, subject only to official notice of issuance;

(i) the Certificate of Merger will have been filed with the Delaware Secretary of State;

(j) NewCo’s certificate of incorporation and bylaws will have been amended to be in the form attached to this Agreement as Exhibits B and C, respectively;

(k) NewCo LLC’s limited liability company agreement will have been amended to be in the form attached hereto as Exhibit E;

(l) Clearwire Sub LLC’s limited liability company agreement will be in the form attached hereto as Exhibit F;

(m) Sprint Sub LLC’s limited liability company agreement will be in the form attached hereto as Exhibit G;

(n) (i) Clearwire shall have received an opinion from Tax Counsel, in form and substance reasonably satisfactory to the Parties, to the effect that the Recapitalization and the Merger will qualify as tax-free reorganizations of Clearwire within the meaning of Section 368(a) of the Code and (ii) NewCo LLC shall have received an opinion from Tax Counsel, in form and substance reasonably satisfactory to the Parties (other than those Parties who make their entire Investment into NewCo in accordance with Section 4.2) to the effect that, following the Closing, NewCo LLC should be treated as a partnership for U.S. federal income tax purposes; and

(o) Clearwire shall have received written consents of the Required Lenders (as defined in the Credit Agreement) under the Credit Agreement to the execution and delivery of this Agreement and the consummation of the Transactions (the “Credit Agreement Consent”) or all principal, accrued interest and premium, if any, outstanding under such Credit Agreement immediately prior to the Closing shall have been refinanced in full in accordance with this Agreement (the “Credit Agreement Refinancing”).

Section 9.2  Conditions to Obligations of Sprint.  The obligations of Sprint to consummate the Transactions will be subject to the fulfillment (or written waiver by Sprint) of each of the following additional conditions (each of which shall be determined and may be relied upon on an independent basis):

(a) Representations and Warranties.  The representations and warranties of Clearwire and each Investor set forth in Articles 6 and 8, respectively, shall have been true and correct as of the Execution Date and will be true and correct as of the Closing Date as though made on and as of the Closing Date (except representations or warranties that by their terms speak only as of an earlier date, which shall be true and correct as of such earlier date), except where the failure of any of the representations or warranties to be so true and correct (individually or in the aggregate) would not have a Clearwire Material Adverse Effect or an Investor Material Adverse Effect, respectively (provided, that solely for purposes of this Section 9.2(a), any representation or warranty in Articles 6 and 8, respectively that is qualified by materiality or Material Adverse Effect language shall be read as if such qualifier or language were not present); provided that the representations and warranties of Clearwire set forth in (i) Sections 6.13(a), 6.13(b), 6.13(c), 6.13(d) and 6.13(e) shall be true and correct in all respects except for de minimis changes and (ii) Section 6.14(d) with respect to Clearwire shall be true and correct in all respects, in each case, as of the Closing Date as though made on and as of the Closing Date (except representations or warranties that by their terms speak only as of an earlier date, which shall be true and correct as of such earlier date); provided, further, that any breach of Section 6.3 or 6.4 relating to the revocation, restriction, cancellation, termination, suspension or non-renewal of any Clearwire License or Clearwire Lease shall not give rise to a failure of the Closing Condition in this Section 9.2(a) if the Closing Condition in Section 9.2(d) has been satisfied.

(b) Performance of Obligations of Clearwire and the Investors. Clearwire and each Investor shall have performed in all material respects all of their respective covenants and agreements required to be performed by each of them under this Agreement at or before the Closing; provided that each Investor’s obligation pursuant to Sections 4.1 and 4.2, as the case may be, shall be deemed performed solely for purposes of satisfying the condition in this Section 9.2(b) if the condition set forth in Section 9.2(e) is satisfied.

(c) Closing Deliveries.  Clearwire and each Investor will have delivered to Sprint each of the closing deliveries required of them under Sections 5.1 and Section 5.3 (other than the closing deliveries relating to BHN, if BHN fails to consummate the Closing), respectively.

(d) Clearwire MHz-Pops.  As of the Closing Date, the number of MHz-Pops covered by the Clearwire Licenses and spectrum rights that are subject to the Clearwire In-Leases, less the number of MHz-Pops covered by the spectrum rights that are subject to the Clearwire Out-Leases (the “Clearwire Closing Date MHz-Pops”), shall equal or exceed 13,215,450,000.

(e) Investments.  The contribution of Investments by the Investors at the Closing in an aggregate amount of at least $3.1 billion.

(f) Certain Changes.  There shall not have been any action taken, or any applicable Law or interpretation thereof proposed, enacted, enforced, promulgated or issued, by any Governmental Authority after the Execution Date as a result of or arising out of the Transactions that would reasonably be expected to result in the imposition of any Burdensome Condition, on or with respect to NewCo or any of its Subsidiaries (assuming for purposes of this Section 9.2(f) only that NewCo is a Party); provided, that Sprint will not be entitled to invoke this Closing Condition unless (i) Clearwire is invoking the Closing Condition in Section 9.3(g) and (ii) the events giving rise to such Burdensome Condition arise out of or relate to one or more Investors being a Party to this Agreement or the Transactions.

Section 9.3  Conditions to Obligations of Clearwire.  The obligations of Clearwire to consummate the Transactions will be subject to the fulfillment (or written waiver by Clearwire) at or before the Closing of each of the following additional conditions (each of which shall be determined and may be relied upon on an independent basis):

(a) Representations and Warranties.  The representations and warranties of Sprint and each Investor as set forth in Article 7 and Article 8, respectively, shall have been true and correct as of the Execution Date and will be true and correct as of the Closing Date as though made on and as of the Closing Date (except representations or warranties that by their terms speak only as of an earlier date, which shall be true and correct as of such earlier date), except where the failure of any of the representations or warranties to be so true and correct (individually or in the aggregate) would not have a Sprint Material Adverse Effect or an Investor Material Adverse Effect, respectively (provided, that solely for purposes of this Section 9.3(a), any representation or warranty in Articles 7 and 8, respectively that is qualified by materiality or Material Adverse Effect language shall be read as if such qualifier or language were not present); provided that the representations and warranties of Sprint set forth in (i) Section 7.1(d) shall be true and correct in all material respects and (ii) Section 7.12(c) with respect to Sprint shall be true and correct in all respects, in each case as of the Closing Date as though made on and as of the Closing Date (except representations or warranties that by their terms speak only as of an earlier date, which shall be true and correct as of such earlier date); provided, further, that any breach of Section 7.3 or 7.4 relating to the revocation, restriction, cancellation, termination, suspension or non-renewal of any Sprint License or Sprint Lease shall not give rise to a failure of the Closing Condition in this Section 9.3(a) if the Closing Condition in Section 9.3(d) has been satisfied.

(b) Performance of Obligations by Sprint and the Investors.  Sprint and each Investor will have performed in all material respects all of their respective covenants and agreements required to be performed by each of them under this Agreement at or before the Closing, as applicable; provided that each Investor’s obligation pursuant to Sections 4.1 and 4.2, as the case may be, shall be deemed performed solely for purposes of satisfying the condition in this Section 9.3(b) if the condition set forth in Section 9.3(e) is satisfied.

(c) Closing Deliveries.  Sprint and each Investor will have delivered to Clearwire each of the closing deliveries required of them under Sections 5.2 and Section 5.3 (other than the closing deliveries relating to BHN, if BHN fails to consummate the Closing), respectively.

(d) Sprint MHz-Pops.  As of the Closing Date, the number of MHz-Pops covered by the Sprint Licenses and spectrum rights that are subject to the Sprint In-Leases, less the number of MHz-Pops covered by the spectrum rights that are subject to the Sprint Out-Leases (the “Sprint Closing Date MHz-Pops”), shall equal or exceed 27,539,550,000.

(e) Investments.  The contribution of Investments by the Investors at the Closing in an aggregate amount of at least $3.1 billion.

(f) LLC Contribution.  The consummation of the LLC Contribution at the Closing in accordance with Article 3.

(g) Certain Changes.  There shall not have been any action taken, or any applicable Law or interpretation thereof proposed, enacted, enforced, promulgated or issued, by any Governmental Authority after the Execution Date as a result of or arising out of the Transactions that would reasonably be expected to result in the imposition of any Burdensome Condition, on or with respect to NewCo or any of its Subsidiaries (assuming for purposes of this Section 9.3(g) only that NewCo is a Party); provided, that Clearwire will not be entitled to invoke this Closing Condition unless (i) Sprint is invoking the Closing Condition in Section 9.2(f) and (ii) the events giving rise to such Burdensome Condition arise out of or relate to one or more Investors being a Party to this Agreement or the Transactions.

Section 9.4  Conditions to Obligations of the Investors.  The obligations of each Investor to consummate the Transactions will be subject to the fulfillment (or written waiver by such Investor) at or before the

Closing of each of the following additional conditions (each of which shall be determined and may be relied upon on an independent basis):

(a) Representations and Warranties.  The representations and warranties of Sprint and Clearwire set forth in Article 6 and Article 7 shall have been true and correct as of the Execution Date and will be true and correct as of the Closing Date as though made on and as of the Closing Date (except representations or warranties that by their terms speak only as of an earlier date, which shall be true and correct as of such earlier date), except where the failure of any of the representations or warranties to be so true and correct (individually or in the aggregate) would not have a Sprint Material Adverse Effect or a Clearwire Material Adverse Effect, respectively (provided, that solely for purposes of this Section 9.4(a), any representation or warranty in Articles 6 and 7, respectively that is qualified by materiality or Material Adverse Effect language shall be read as if such qualifier or language were not present); provided that (i) the representations and warranties of Sprint set forth in (A) Section 7.1(d) shall be true and correct in all material respects and (B) Section 7.12(c) with respect to Sprint shall be true and correct in all respects and (ii) the representations and warranties of Clearwire set forth in (A) Sections 6.13(a), 6.13(b), 6.13(c), 6.13(d) and 6.13(e) shall be true and correct in all respects except for de minimis changes and (B) Section 6.14(d) with respect to Clearwire shall be true and correct in all respects, in each case, as of the Closing Date as though made on and as of the Closing Date (except representations or warranties that by their terms speak only as of an earlier date, which shall be true and correct as of such earlier date); provided, further, that any breach of Section 6.3 or 6.4 or Section 7.3 or 7.4 relating to the revocation, restriction, cancellation, termination, suspension or non-renewal of any Clearwire License or Clearwire Lease or any Sprint License or Sprint Lease, as the case may be, shall not give rise to a failure of the Closing Condition in this Section 9.4(a) if the Closing Condition in Section 9.4(d) has been satisfied.

(b) Performance of Obligations by Sprint and Clearwire.  Sprint and Clearwire shall have performed in all material respects all of their respective covenants and agreements required to be performed by each of them under this Agreement at or before the Closing, as applicable.

(c) Closing Deliveries.  Sprint, Clearwire and each other Investor will have executed and delivered to such Investor each of the closing deliveries required of them under Section 5.1, Section 5.2 and Section 5.3 (other than the closing deliveries relating to BHN, if BHN fails to consummate the Closing), respectively, with this Agreement and all Ancillary Agreements (including, for the avoidance of doubt, all Ancillary Agreements executed prior to the Closing Date) being in full force and effect (it being understood that the Investors are not obligated to enter into any of the transactions contemplated hereby unless all of the transactions contemplated hereby are consummated).

(d) Clearwire and Sprint MHz-Pops.  As of the Closing Date, (1) the sum of the Clearwire Closing Date MHz-Pops and the Sprint Closing Date MHz-Pops shall equal or exceed 40,755,000,000 MHz-Pops, and (2) with respect to the top 100 BTAs (by population) listed on Section 9.4(d) of the Clearwire Disclosure Schedule and Section 9.4(d) of the Sprint Disclosure Schedule, Sprint and Clearwire will collectively hold rights to Licenses and Leases sufficient to cover:

(i) a minimum of 33 MHz of spectrum bandwidth in the 2.5 GHz Spectrum in each such BTA, which spectrum shall be licensed such that the GSA associated with each channel comprising the 33 MHz substantially overlaps the GSA of all other channels comprising the 33 MHz and such overlap area covers at least 80 percent of the population of the BTA, except (A) for those BTAs on Section 9.4(d) of the Clearwire Disclosure Schedule and Section 9.4(d) of the Sprint Disclosure Schedule marked as not meeting that threshold on the Execution Date and (B) not more than any two additional BTAs provided such BTAs are not in the top 10 BTAs (by population) listed on Section 9.4(d) of the Clearwire Disclosure Schedule and Section 9.4(d) of the Sprint Disclosure Schedule;

(ii) a minimum of three blocks of 10 contiguous MHz of spectrum bandwidth (for a total of at least 30 MHz of spectrum bandwidth) in the Lower Band Segment and/or the Upper Band Segment (as defined in Section 27.5(i)(2)(i) and (iii) of the FCC Rules) in each such BTA, which spectrum shall be licensed such that the GSAs associated with each channel comprising the 30 MHz substantially overlaps the GSAs of all other channels comprising the 30 MHz and such overlap area covers at least 80 percent of the population of the BTA, except for (A) those BTAs on Section 9.4(d) of the Clearwire Disclosure Schedule and Section 9.4(d) of the Sprint Disclosure Schedule marked as not meeting that threshold on the Execution Date and (B) not more than any two additional BTAs provided such BTAs are not in the top 10 BTAs (by population) listed on Section 9.4(d) of the Clearwire Disclosure Schedule and Section 9.4(d) of the Sprint Disclosure Schedule; and

(iii) an average of at least 100 MHz of spectrum bandwidth in the 2.5 GHz Spectrum, determined as the aggregate MHz-Pops for all such BTAs divided by the aggregate population for such BTAs.

(e) Investments.  With respect to each Investor, the contemporaneous contribution by each other Investor (other than BHN) of its Investment.

(f) LLC Contribution.  The consummation of the LLC Contribution at the Closing in accordance with Article 3.

(g) Certain Changes.

(i) There shall not have been any action taken, or any applicable Law or interpretation thereof proposed, enacted, enforced, promulgated or issued, by any Governmental Authority after the Execution Date as a result of or arising out of the Transactions that would reasonably be expected to (A) result in the imposition of any Burdensome Condition on or with respect to any Investor or over which such Investor has an approval right pursuant to Section 10.3(d) or (B) materially reduce or materially interfere with the benefits to be recognized by that Investor in the Transactions and the transactions contemplated by the Ancillary Agreements.

(ii) There shall not have been any action taken, or any applicable Law or interpretation thereof proposed, enacted, enforced, promulgated or issued, by the FCC after the Execution Date that would reasonably be expected to (A) result in the imposition of any Burdensome Condition with respect to any Investor, NewCo or any Subsidiary of any of the foregoing where such Burdensome Condition relates, in whole or in part, to a segment of the wireless business (including wireless-related products or services) of a type within the scope (or contemplated to be within the scope) of this Agreement or any of the Ancillary Agreements or any of the transactions contemplated hereby or thereby or (B) materially reduce or materially interfere with the benefits to be recognized by such Investor in the Transactions and the transactions contemplated by the Ancillary Agreements; provided, that this Closing Condition will be deemed satisfied if such action, Law or interpretation results from any act of such Investor that is unrelated to such Investor being a Party to this Agreement (it being agreed that the mere appearance before the FCC in matters unrelated to the Transactions or any such segment of the wireless business shall not, in and of itself, be deemed an act for purposes of this proviso).

(h) Certain Agreements.  The notice of termination delivered by Clearwire under the Master Supply Agreement dated March 16, 2005 among Clearwire Corporation, Clearwire LLC, Bell Canada and BCE Nexxia Corporation shall not have been withdrawn by Clearwire.

Section 9.5  Frustration of Closing Conditions.  No Party may rely on the failure of any condition set forth in this Article 9 to be satisfied if such failure was caused by the failure of such Party to use its Reasonable Best Efforts to consummate the Merger and the other Transactions, as required by Section 10.3.

ARTICLE 10

COVENANTS OF THE PARTIES

Section 10.1  Conduct of Business.

(a) Except as set forth on Section 10.1(a) of the Clearwire Disclosure Schedule, for the period between the date of this Agreement and the earlier of the Closing and the termination of this Agreement in accordance with Section 12.1, unless it obtains the prior written consent of Sprint and the Investor Supermajority in Interest, which consent shall not be unreasonably withheld, Clearwire will and will cause its Subsidiaries to:

(i) conduct its businesses in the ordinary course of business;

(ii) use its Reasonable Best Efforts to preserve the relationships and goodwill of its business with vendors, distributors, suppliers, employees and other Persons having business relations with the businesses;

(iii) comply in all material respects with all Laws applicable to Clearwire and its Subsidiaries wherever its business is conducted, including the timely filing of all reports, forms or other documents with the SEC required under the Securities Act or Exchange Act;

(iv) maintain each Clearwire License held by it in full force and effect under all applicable Laws in the ordinary course of business consistent with past practice;

(v) maintain each Clearwire Lease to which it is a party in full force and effect under all applicable Laws in the ordinary course of business consistent with past practice;

(vi) perform in all material respects all of its obligations under, and not default or suffer to exist any event or condition that with notice or lapse of time or both would reasonably be likely to constitute a material default under any Clearwire Lease or Specified Clearwire Contract to which it is a party (except those obligations being contested in good faith or for defaults existing on the Execution Date and disclosed in the Clearwire Disclosure Schedule);

(vii) not enter into, assume, amend or cancel any contract or commitment that is or would be a Specified Clearwire Contract other than (x) in the ordinary course of business, (y) as contemplated by this Agreement or (z) in accordance with Section 10.1(b)(vi);

(viii) not enter into, assume, amend or cancel any contract or commitment that is or would be a Clearwire Lease, other than in the ordinary course of business (i.e., as if Clearwire would be responsible for the long-term performance of the Lease);

(ix) use its Reasonable Best Efforts to preserve the terms of each Clearwire Lease and to preserve the scope of the Clearwire Leased FCC License, including proposed changes in duration, geographic coverage and payments, except the foregoing will not:

(A) require Clearwire or any of its Subsidiaries to file any item or take any particular position with the FCC that Clearwire does not have an independent good faith basis for the filing,

(B) require Clearwire or any of its Subsidiaries to commence or maintain any litigation or other legal proceedings,

(C) preclude Clearwire or any of its Subsidiaries from making a filing or taking a position with the FCC when Clearwire has a reasonable good faith basis for the filing, or

(D) require Clearwire or any of its Subsidiaries to renew any terms of a Clearwire Lease unless renewal would be completed in the ordinary course of business.

(x) not commit any act, engage in any activity or fail to take any action that would reasonably be expected to cause the impairment of, loss of service area authorized under, or the revocation, cancellation or suspension of, any material Clearwire License or Clearwire Leased FCC License, except the foregoing will not:

(A) require Clearwire to file any item or take any particular position with the FCC when Clearwire does not have a reasonable good faith basis for the filing or action or

(B) preclude Clearwire from making a filing or taking a position with the FCC when Clearwire has a reasonable good faith basis for the filing;

(xi) use its Reasonable Best Efforts to obtain timely receipt of non-U.S. regulatory approvals;

(xii) duly and timely file or cause to be filed all material Tax Returns required to be filed by it or any of its Subsidiaries and promptly pay or cause to be paid when due any related material Taxes, unless diligently contested in good faith by appropriate Proceedings;

(xiii) not take any action that would, or would reasonably be expected to, result in any of the conditions set forth in Article 9 not being satisfied except as otherwise permitted pursuant to this Agreement;

(xiv) enter into any agreement, or consummate any arrangement that would preclude Clearwire from consummating the Transactions, except as otherwise permitted pursuant to Section 10.4;

(xv) not create, assume or incur any indebtedness for borrowed money or guaranty any indebtedness of another Person, other than:

(A) as contemplated in the Clearwire Budget;

(B) any refinancing of indebtedness (including the payment of related interest, premium and fees) existing as of the Execution Date; and

(C) as permitted by (xvii) below or by Section 10.1(b)(vi)(C);

(xvi) not make any loans, advances or capital contributions to, or investments in, any other Person other than (A) loans, advances or capital contributions between any Subsidiaries of Clearwire or between Clearwire and any of its Subsidiaries made in the ordinary course of business, (B) loans or advances less than $5,000,000 in the aggregate made in the ordinary course of business, (C) loans or advances pursuant to spectrum acquisitions or leases made in the ordinary course of business, or (D) loans of shares of Capital Stock in connection with the sale of debt securities convertible into Clearwire Class A Common Stock in accordance with Sections 10.1(b)(iv)(F) and 10.1(b)(iv)(H);

(xvii) not mortgage or pledge any of its assets or properties other than in connection with the indebtedness in (xvi) above or any Permitted Encumbrance;

(xviii) except with respect to divestitures of the Capital Stock or assets of any Subsidiary of Clearwire other than the Domestic Clearwire Subsidiaries on an arms-length basis and except as otherwise expressly permitted under this Section 10.1, (A) not merge or consolidate with any other entity in any transaction or (B) sell or acquire any business or assets, or enter into any agreement to do any of the foregoing (other than purchases or sales of products and inventory in the ordinary course of business, sales of short term and long term investments (each as defined under GAAP) in exchange for cash or pursuant to agreements in effect on the Execution Date or any amendment thereof permitted under this Article 10 or acquisition of spectrum assets in the ordinary course of business) where, in the case of clause (B), the aggregate consideration in all such transactions is $25,000,000 or greater;

(xix) not change its accounting policies except as required by GAAP;

(xx) not alter, amend or create any obligations with respect to employment terms or agreements, compensation, bonus, severance, benefits, change of control payments equity awards (including the vesting thereof), tax gross-ups or any other payments, to its directors, executives, officers, employees or consultants of Clearwire or its Subsidiaries, it being understood that this clause (xx) shall not prohibit ordinary course annual compensation increases, ordinary course merit-based compensation increases, or ordinary course hiring, terminations and promotions;

(xxi) not make any change to the Clearwire Benefit Plans (other than in the ordinary course of business or as required to comply with applicable Law);

(xxii) not pay, loan or advance (other than the payment of compensation, directors’ fees or reimbursement of expenses, in each case, in the ordinary course of business) any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement with, any of its officers or directors or any “affiliate” or “associate” of any of its officers or directors, except as required under agreements in effect on the Execution Date or any amendment thereof permitted under this Article 10;

(xxiii) not form or begin the operations of any business or any corporation, partnership, joint venture, business association or other business organization or division thereof other than NewCo, NewCo LLC and Clearwire Sub LLC or in the ordinary course of business;

(xxiv) not make or revoke any material Tax election or method of tax accounting (other than in the ordinary course of business) or settle or compromise any disputed Tax liability involving amounts in excess of $1,000,000, individually, and $3,000,000 in the aggregate; or

(xxv) not pay, discharge, settle or satisfy any claims, litigation, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) involving amounts in excess of $10,000,000 individually or $30,000,000 in the aggregate except in the ordinary course of business other than in accordance with Sections 10.1(a)(xv)(B) or 10.1(a)(xv)(C);

(xxvi) not cancel any Indebtedness held by Clearwire or any of its Subsidiaries (other than Indebtedness existing solely between Clearwire and its wholly owned Subsidiaries or between such wholly owned Subsidiaries) or waive any other right involving an amount in excess of $10,000,000 individually or $30,000,000 in the aggregate;

(xxvii) not sell, lease or transfer any Clearwire License or Clearwire Lease, other than spectrum swaps in the ordinary course of business that do not preclude or materially alter the Transactions or between any Clearwire Subsidiaries;

(xxviii) not offer, sell, provide or market (as a reseller, mobile virtual network operator, wholesaler or agent) the products and services of any mobile voice carrier other than Sprint and its Affiliates;

(xxix) not permit any of their trademarks, tradenames or service marks to be utilized by any mobile voice carrier (other than Sprint and its Affiliates) in the offer, sale, promotion or marketing of any products and services except for any of their trademarks, tradenames or service marks that do not contain the name “Clearwire” and that are used solely by the non Domestic Clearwire Subsidiaries outside of the United States;

(xxx) solely with respect to the Domestic Clearwire Subsidiaries not enter into any wholesale/resale, mobile virtual network operator, co-branding or service bundling agreement with any third party;

(xxxi) maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;

(xxxii) except as contemplated by this Agreement, not adopt a plan or agreement of complete or partial liquidation or dissolution, recapitalization or other similar reorganization;

(xxxiii) not enter into a new line of business; or

(xxxiv) not authorize, or commit or agree to take, any of the foregoing actions restricted by this Section 10.1(a).

(b) Except as set forth on Section 10.1(b) of the Clearwire Disclosure Schedule, Clearwire covenants and agrees that between the date of this Agreement and the earlier of the Closing and the termination of this Agreement in accordance with Section 12.1, unless it obtains the prior written consent of Sprint and the Investor Supermajority in Interest, Clearwire will not, nor will Clearwire permit any of its Subsidiaries to:

(i) declare, set aside for payment or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its Capital Stock, except for (X) dividends payable to Clearwire or a wholly owned Subsidiary of Clearwire by another wholly owned Subsidiary of Clearwire or (Y) mandatory distributions by Clearwire Hawaii Partners, LLC to its members in accordance with the terms of the applicable operating agreement;

(ii) split, combine, subdivide or reclassify any of its Capital Stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for any class of shares of its Capital Stock;

(iii) repurchase, redeem or otherwise acquire any shares of its Capital Stock, or any securities convertible into any shares of its Capital Stock, or any rights, warrants or options to acquire any shares of its Capital Stock or convertible securities or any stock appreciation rights, phantom stock plans or stock equivalents except for (A) any repurchase or redemption deemed to occur upon any “cashless exercise” of any outstanding Clearwire Stock Options or Clearwire Warrants; and (B) the return of shares of Capital Stock under the terms of any share lending facility in connection with the sale of preferred securities or debt securities convertible into Clearwire Class A Common Stock in accordance with Sections 10.1(b)(iv)(F) and 10.1(b)(iv)(H);

(iv) issue, deliver, grant or sell, or authorize or propose the issuance, delivery, grant or sale of, any shares of its Capital Stock or any securities convertible into any shares of its Capital Stock, or any rights, warrants or options to acquire any shares of its Capital Stock or convertible securities or any stock appreciation rights, phantom stock plans or stock equivalents, other than

(A) the issuance of Class A Common Stock upon the conversion of the shares of Class B Common Stock outstanding on the date of this Agreement pursuant to the Recapitalization;

(B) the issuance of Class A Common Stock on the exercise of Clearwire Stock Options outstanding as of the date of this Agreement,

(C) the issuance of Class A Common Stock issued with respect to restricted stock units that vest and settle in accordance with their terms,

(D) the issuance of Class A Common Stock on exercise of Clearwire Warrants outstanding as of the date of this Agreement,

(E) the issuance or granting to directors and employees of Clearwire and its Subsidiaries of options and restricted stock grants in accordance with the amounts in the timetable set forth in Section 10.1(b)(iv) of the Clearwire Disclosure Schedule, in each case in the ordinary course of business and, in the case of options, at a per share exercise price not less than the market closing price on the Business Day of the grant;

(F) the issuance or sale in bona fide third party financings in an amount not to exceed $500,000,000 in the aggregate of shares of Clearwire Class A Common Stock, warrants exercisable for shares of Clearwire Class A Common Stock, preferred securities (so long as the preferred securities do not have any voting rights, rights to elect directors or other governance rights) convertible into Class A Common Stock, or debt securities convertible into Clearwire Class A Common Stock, in each case at a purchase, exercise or conversion price, as applicable, of at least $20 per share of Clearwire Class A Common Stock,

(G) the issuance of Class A Common Stock to the members of Clearwire Hawaii Partners, LLC in exchange for the transfer of such members’ limited liability company interests in Clearwire Hawaii Partners, LLC in accordance with the terms of the applicable operating agreement,

(H) the issuance or sale in bona fide third party financings of shares of Clearwire Class A Common Stock, warrants exercisable for shares of Clearwire Class A Common Stock or preferred securities (so long as the preferred securities do not have any voting rights, rights to elect directors or other governance rights) convertible into Class A Common Stock, debt securities convertible into Clearwire Class A Common Stock, in each case at purchase, exercise or conversion price, as applicable, of at least $20 per share of Clearwire Class A Common Stock, all of the net proceeds of which are used to refinance, in whole or in part, the principal, accrued interest and premium, if any, outstanding under the Credit Agreement; and

(I) the loan of shares to financial institutions in connection with share lending facilities in connection with the sale of preferred securities or debt securities convertible into Clearwire Class A Common Stock in accordance with Sections 10.1(b)(iv)(F) and 10.1(b)(iv)(H); and

(v) amend its certificate of incorporation (including any certificate of designations attached thereto) or bylaws or other equivalent organizational documents;

(vi) issue or sell any debt securities or warrants or other rights to acquire any debt securities of Clearwire or any of its Subsidiaries, other than:

(A) as contemplated in the Clearwire Budget;

(B) any refinancing of indebtedness (including the payment of related interest, premium and fees) existing as of the Execution Date; or

(C) the issuance or sale of shares of Clearwire Class A Common Stock, warrants exercisable for shares of Clearwire Class A Common Stock, preferred securities (so long as the preferred securities do not have any voting rights, rights to elect directors or other governance rights) convertible into Class A Common Stock, or debt securities convertible into Clearwire Class A Common Stock pursuant to Sections 10.1(b)(iv)(F) and 10.1(b)(iv)(H); or

(vii) authorize, or commit or agree to take, any of the foregoing actions restricted by this Section 10.1(b).

(c) For the period between the date of this Agreement and the earlier of the Closing and the termination of this Agreement in accordance with Section 12.1, unless it obtains the prior written consent of Clearwire and the Investor Supermajority in Interest, which consent shall not be unreasonably withheld (except with respect to clause (xiv) and (xvi) (to the extent relating to clause (xiv)), which consent may be unreasonably withheld), Sprint will and will cause its Subsidiaries to:

(i) conduct its businesses insofar as it relates to Sprint Assets held by it in the ordinary course of business;

(ii) use its Reasonable Best Efforts to preserve the relationships and goodwill with vendors, distributors, suppliers, employees and other Persons having business relations with the Sprint WiMAX Business;

(iii) comply in all material respects with all Laws applicable to the Sprint WiMAX Business wherever its business is conducted;

(iv) maintain each Sprint License held by it in full force and effect under all applicable Laws in the ordinary course of business consistent with past practice;

(v) maintain each Sprint Lease to which it is a party in full force and effect under all applicable Laws in the ordinary course of business consistent with past practice;

(vi) perform in all material respects all of its obligations under, and not default or suffer to exist any event or condition that with notice or lapse of time or both would reasonably be likely to constitute a material default under any Sprint Lease or Specified Sprint Contract to which it is a party (except those obligations being contested in good faith or for defaults existing on the Execution Date and disclosed in the Sprint Disclosure Schedule);

(vii) not enter into, assume, amend or cancel any contract or commitment that is or would be a Specified Sprint Contract other than a Specified Sprint Contract (x) entered into in the ordinary course of business or as contemplated by this Agreement and (y) that would not, after the Closing, require NewCo or NewCo LLC to be bound by any material purchase commitments or materially restrict NewCo’s or NewCo LLC’s ability to use their respective assets or operate their respective businesses in the ordinary course of business;

(viii) not enter into, assume, amend or cancel any contract or commitment that is or would be a Sprint Lease, other than in the ordinary course of business (i.e., as if Sprint would be responsible for the long-term performance of the Lease);

(ix) use its Reasonable Best Efforts to preserve the terms of each Sprint Lease and to preserve the scope of the Sprint Leased FCC Licenses, including proposed changes in duration, geographic coverage and payments, except the foregoing will not:

(A) require Sprint or any of its Subsidiaries to file any item or take any particular position with the FCC that Sprint does not have a reasonable good faith basis for the filing,

(B) require Sprint or any of its Subsidiaries to commence or maintain any litigation or other legal proceedings,

(C) preclude Sprint or any of its Subsidiaries from making a filing or taking a position with the FCC when Sprint has a reasonable good faith basis for the filing, or

(D) require Sprint or any of its Subsidiaries to renew any terms of a Sprint Lease unless renewal would be completed in the ordinary course of business.

(x) not commit any act, engage in any activity or fail to take any action that would be reasonably expected to cause the impairment of, loss of service area authorized under, or the revocation, cancellation or suspension of, any material Sprint License or Sprint Leased FCC License, except the foregoing will not:

(A) require Sprint to file any item or take any particular position with the FCC that Sprint does not have an independent good faith basis for the filing or

(B) preclude Sprint from making a filing or taking a position with the FCC when Sprint has a reasonable good faith basis for the filing;

(xi) duly and timely file or cause to be filed all material Tax Returns required to be filed with respect to Sprint Sub LLC, the Transfer Entities and the Sprint Assets and promptly pay or cause to be paid when due any related material Taxes, unless diligently contested in good faith by appropriate Proceedings;

(xii) not take any action that would, or would reasonably be expected to, result in any of the conditions set forth in Article 9 not being satisfied;

(xiii) enter into any agreement or consummate any arrangement that would preclude Sprint or its Subsidiaries from consummating the Transactions;

(xiv) not expend any portion of the Sprint Pre-Closing Financing on any other business or asset of Sprint or its Subsidiaries other than the Sprint WiMAX Business;

(xv) with respect to the Sprint WiMAX Business, pay its debts and obligations in the ordinary course as they become due; and

(xvi) not authorize, or commit or agree to take, any of the foregoing actions restricted by this Section 10.1(c).

(d) Sprint covenants and agrees that between the date of this Agreement and the earlier of the Closing and the termination of this Agreement in accordance with Section 12.1, Sprint will not, nor will it permit any of its Subsidiaries to, enter into any agreement, or consummate any arrangement to enter into any wholesale/resale, mobile virtual network operator, co-branding, or service bundling agreement with any third party with respect to the Sprint WiMAX Business.

(e) Except as contemplated by Section 3.2(b) or the Sprint Pre-Closing Financing, Sprint covenants and agrees that between the date of this Agreement and the earlier of the Closing and the termination of this Agreement in accordance with Section 12.1, unless it obtains the prior written consent of Clearwire and

Investor Supermajority in Interest, which consent will not be unreasonably withheld, Sprint will not, nor will Sprint permit any of its Subsidiaries to:

(i) sell, lease or transfer any Sprint License or Sprint Lease, other than spectrum swaps in the ordinary course of business that do not preclude or materially alter the Transactions or between any Transfer Entities;

(ii) issue, deliver, grant or sell, or authorize or propose the issuance, delivery, grant or sale of, any shares of the Capital Stock of the Transfer Entities or any securities convertible into any shares of the Capital Stock of the Transfer Entities, or any rights, warrants or options to acquire any shares of the Capital Stock of the Transfer Entities or convertible securities or any stock appreciation rights, phantom stock plans or stock equivalents of the Transfer Entities;

(iii) amend the certificate of incorporation (including any certificate of designations attached thereto) or bylaws or other equivalent organizational documents of Sprint Sub LLC or the Transfer Entities;

(iv) create, assume or incur any indebtedness for borrowed money by Sprint Sub LLC or the Transfer Entities or cause Sprint Sub LLC or the Transfer Entities to guaranty any indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of Sprint Sub LLC or any Transfer Entity other than:

(A) between any Transfer Entities

(B) any refinancing of indebtedness existing as of the Execution Date;

(C) the Sprint Pre-Closing Financing; and

(D) as permitted by (v) below

(v) cause Sprint Sub LLC or the Transfer Entities to make any loans or advances to, or any investments in, any other Person other than (A) loans, advances or capital contributions between any Transfer Entity, (B) loans or advances less than $5,000,000 made in the ordinary course of business or (C) loans or advances pursuant to spectrum acquisitions or leases made in the ordinary course of business;

(vi) cause Sprint Sub LLC or the Transfer Entities to mortgage or pledge any of its assets or properties other than in connection with the indebtedness in (iv) above, or any Permitted Encumbrance;

(vii) cause Sprint Sub LLC or the Transfer Entities to (A) merge or consolidate with any other entity in any transaction or (B) sell any business or assets, or enter into any agreement to do any of the foregoing (other than or between any Transfer Entities or sales of products and inventory in the ordinary course of business, sales of short term and long term investments (each as defined under GAAP) in exchange for cash or pursuant to agreements in effect on the Execution Date or any amendment thereof permitted under this Article 10 or acquisition of spectrum assets in the ordinary course of business), where, in the case of clause (B), the aggregate consideration in all such transactions is $25,000,000 or greater;

(viii) with respect to the Sprint WiMAX Business, change its accounting policies except as required by GAAP;

(ix) with respect to the Sprint WiMAX Business, make or revoke any material Tax election or method of tax accounting (other than in the ordinary course of business) or settle or compromise any disputed Tax liability involving amounts in excess of $1,000,000, individually, or $3,000,000 in the aggregate;

(x) with respect to the Sprint WiMAX Business, pay, discharge, settle or satisfy any claims, litigation, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) involving amounts in excess of $10,000,000 individually or $30,000,000 in the aggregate except in the ordinary course of business;

(xi) with respect to the Sprint WiMAX Business, cancel any Indebtedness or waive any other right involving an amount in excess of $10,000,000 individually or $30,000,000 in the aggregate;

(xii) with respect to the Sprint WiMAX Business, maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost; or

(xiii) authorize, or commit or agree to take, any of the foregoing actions restricted by this Section 10.1(e).

(f) Notwithstanding any provision of this Agreement to the contrary, it is understood and agreed that the provisions of this Article 10 that grant Sprint the right to take certain actions do not alter or affect the obligations of Sprint under Section 1.2 or Article 13 hereof.

(g) For purposes of this Section 10.1, if one or more Party’s consent is required for Clearwire or Sprint, as applicable, to take or omit to take certain actions described in this Section 10, unless such Party provides written notice that it is withholding its consent within 3 Business Days from receipt of written request for the consent, such Party’s consent will be deemed to have been given.

(h) If reasonably determined by Clearwire or any two of the Investors (other than BHN) to be necessary to avoid possible restrictions or limitations on the operations of NewCo and its Subsidiaries arising out of the Indemnified Litigation, simultaneously with the Closing, Sprint and NewCo will take, permit and authorize the actions set forth on Exhibit M or (if such actions are not sufficient to avoid such restrictions or limitations) such other actions with respect to NewCo and its Subsidiaries and the Clearwire Assets and the Sprint Assets as are reasonably requested by Clearwire or any two of the Investors (other than BHN). For the purposes of determining whether such other actions (other than those on Exhibit M) are reasonably requested, (i) the reasonableness of any requested actions will be determined taking into account the projected operations of NewCo and its Subsidiaries over the following three-year period and (ii) any such requested actions will not be disproportionate in relation to the then-current and projected operations of NewCo and its Subsidiaries in the territory affected by Indemnified Litigation.

Section 10.2  Access; Records Confidentiality.

(a) To the extent permitted by applicable Law, until the earlier of the Closing and the termination of this Agreement in accordance with Section 12.1, each of Sprint and Clearwire will, and will cause its Subsidiaries to, subject to reasonable restrictions imposed from time to time on advice of counsel respecting the provision of privileged communications or any applicable confidentiality agreement with any Person (except that each Party will use its Reasonable Best Efforts to obtain waivers under applicable confidentiality agreements or implement requisite procedures to enable the provision of reasonable access without violating the agreements), afford representatives of each other Party reasonable access during normal business hours to evaluate Clearwire, including without limitation, the Clearwire Assets and its Liabilities, or the Sprint WiMAX Business, including, the Sprint Assets, as the case may be (including each Party’s 2.5 GHz Spectrum portfolio), and all related books and records.

(b) Subject to Section 10.10, prior to the Closing Date and after any termination of this Agreement, each Party (the “Receiving Party”) (i) will hold, and will cause their respective Affiliates and Representatives to hold, in confidence, unless compelled to disclose by any judicial or administrative process or by other requirements of applicable Law (after providing the other Party(ies) notice and an opportunity to object or seek a protective order, if applicable), all confidential documents and information concerning any other Party or any Affiliate of another Party that has come into the possession or knowledge of the Receiving Party in the course of negotiating, entering into or performing this Agreement, except to the extent that such information can be shown to have been (A) previously known on a nonconfidential basis by the Receiving Party, (B) in the public domain through no fault of the Receiving Party or (C) later lawfully acquired by the Receiving Party from sources other than such other Party; provided that the Receiving Party may (i) disclose such information to its Affiliates and Representatives so long as such Persons are informed by the Receiving Party of the confidential nature of such information and are directed by the Receiving Party to treat such information confidentially; and (ii) will not use any such documents or information for any purpose other than as reasonably necessary or appropriate to assess its prospective investment and for the performance of its duties pursuant to this Agreement and the Ancillary Agreements; provided, further, that nothing contained herein shall prevent the use (subject, to the extent possible, to a protective order) of such information in connection with the assertion or defense of any claim by or against any Party relating to the Transactions or the transactions contemplated by the Ancillary Agreements. The Receiving Party shall be responsible for any breach of this Section 10.2(b) by its Affiliates and Representatives. If this Agreement is terminated, the Parties will, and will cause their respective Affiliates and Representatives to, destroy or deliver to any other party hereto, upon request, all documents and other materials, and all copies thereof, obtained by one Party from another Party in connection with this Agreement that are subject to such confidence. Notwithstanding the foregoing, each Party will be permitted to retain one copy of such documents and other materials as may be necessary to document its consideration of this Agreement and the Transactions for the purpose of establishing its compliance with any applicable Laws and for defending or maintaining any litigation (including any administrative proceeding) relating to this Agreement or the Transactions, but such retained materials will be kept only in its record archives, and will remain subject to this Agreement for so long as such materials are retained. The terms of this Section 10.2(b) supersede and replace the terms of any confidentiality, non-disclosure or similar agreements previously entered into in connection with this Agreement or the Transactions between or among the Parties or any of their respective Affiliates concerning the confidentiality of such documents and information solely as it relates to this Agreement or the Transactions; provided that any information protected as confidential under such agreements shall constitute confidential information hereunder; and provided, further, that this Agreement shall not affect the terms of any confidentiality, non-disclosure or similar agreement between or among the Parties or any of their respective Affiliates as such confidentiality, non-disclosure or similar agreement relates to other matters.

(c) No investigation or notice delivered under this Section 10.2 or otherwise will operate as a waiver or affect any representation, warranty or agreement in this Agreement of any Party or any condition to the obligations of the Parties.

Section 10.3  Further Assurances.

(a) On the terms and subject to the conditions hereof, each of the parties hereto will use its Reasonable Best Efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under Law to consummate and make effective the Merger and the other Transactions contemplated by this Agreement, including using its Reasonable Best Efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of each Governmental Authority and parties to contracts with that Party and its Subsidiaries as are necessary for the consummation of the Merger and the other Transactions contemplated by this Agreement and to fulfill the conditions set forth in Article 9. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers of each Party to this Agreement and NewCo and NewCo LLC will use their Reasonable Best Efforts to take all action to carry out the purposes of this Agreement and will cooperate fully with each other and their respective officers, directors, employees, agents, counsel, accountants and other designees in connection with any steps required to be taken as a part of their respective obligations under this Agreement, including:

(b) Not later than 30 days following the Execution Date, the Parties will file or cause to be filed with the FCC and any other Governmental Authorities all appropriate applications and notifications, if any, and will take all actions necessary, proper or advisable under applicable Laws, if any, to obtain any required approval of the FCC and any Governmental Authority with jurisdiction over the Transactions (it being understood that the failure of a Party to file within the 30-day period will not constitute a breach of this Agreement to the extent that such Party has used its Reasonable Best Efforts to make such filing within such 30-day period and continues to use its Reasonable Best Efforts to make such filing as soon thereafter as possible). Each of the Parties will furnish all information required for any application or other filing to be made under the rules and regulations of any applicable Law in connection with the Transactions.

(c) In furtherance of and not in limitation of the foregoing, not later than 30 days following the Execution Date, each of the Parties will make an appropriate filing of a Notification and Report Form under the HSR Act and any applicable foreign antitrust Laws with respect to the Transactions contemplated by this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested under the HSR Act and any applicable foreign antitrust Laws and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any applicable foreign antitrust Laws as soon as practicable.

(d) Nothing in this Agreement (i) will obligate Clearwire or Sprint to license, divest, dispose of or hold separate any material portion of its or any of its Affiliates’ assets or commit or agree to such actions (except for Sprint’s obligation to effect the transfers and contribution contemplated by Article 3 of this Agreement), (ii) will obligate any Party or any of its Affiliates to (A) license, divest, dispose of or hold separate any portion of its or any of its Affiliates’ assets or commit or agree to such actions, (B) accept any condition, limitation, obligation, commitment or requirement or take any other action imposed or proposed by any Governmental Authority that (1) restricts or limits its or any of its Affiliates’ freedom of action, or requires it or any of its Affiliates to take any action, with respect to any of its or any of its Affiliates’ assets or any portion of its or any of its Affiliates’ businesses, in either case, present or future, (2) alters the rights or obligations of NewCo or that Party under any of the provisions or arrangements contemplated by this Agreement or any of the Ancillary Agreements, (3) limits its or any of its Affiliates’ ability effectively to exercise full rights of ownership of any shares of Class A or Class B Common Stock or any Class B Common Units, (4) limits its or any of its Affiliates’ ability to exercise fully its rights (including its governance rights) under, or would require any amendment or modification to, any Ancillary Agreement or (5) reduces or negatively interferes with the benefits to be recognized by it or any of its Affiliates in the Transactions or any of the transactions contemplated by the Ancillary Agreements to which it or any of its Affiliates is a party, (C) pay any significant amounts in connection with seeking or obtaining any required actions, Consents or waivers as are required to complete the Transactions (excluding any mandatory filing fees and reasonable and customary costs and expenses associated with making applications for, and responding to requests for information from Governmental Authorities with respect to, such required actions, consents, approvals or waivers as are required to complete the Transactions), or (D) commit or agree to any of the foregoing, (iii) will obligate Sprint or any of its Affiliates to (A) accept any material condition, limitation, obligation, commitment or requirement or take any other material action imposed or proposed by any Governmental Authority that (1) materially restricts or materially limits its or any of its Affiliates’ freedom of action, or requires it or any of its Affiliates to take any material action, with respect to any of its or any of its Affiliates’ material assets or any material portion of its or any of its Affiliates’ businesses, in either case, present or future which condition, restriction or limitation has a materially negative impact on Sprint and its Affiliates, (2) materially and negatively alters the material rights or obligations of Sprint or any of its Affiliates under any of the provisions or arrangements contemplated by this Agreement or any of the Ancillary Agreements to which Sprint or any of its Affiliates is a party, (3) materially limits Sprint’s or any of its Affiliates’ ability to exercise full rights of ownership of any shares of Class B Common Stock or any Class B Common Units or any shares of Class A Common Stock issued to Sprint or its Affiliates upon the conversion of its Class B Common Stock and Class B Common Units, (4) materially limits Sprint’s or any of its Affiliates’ ability to exercise fully its rights (including its governance rights) under, or would require any material amendment or modification to, any Ancillary Agreement to which Sprint or its Affiliates is a party which amendment or modification materially and negatively impacts Sprint, its Affiliates or the benefits Sprint or its Affiliates would have received if such amendment or modification had not been required or (5) materially reduces or materially and negatively interferes with the benefits to be recognized by Sprint and its Affiliates in the Transactions and the transactions contemplated by the Ancillary Agreements to which it or its Affiliates are a party, (B) pay any material amounts in connection with seeking or obtaining any required actions, Consents or waivers as are required to complete the Transactions (excluding any mandatory filing fees and reasonable and customary costs and expenses associated with making applications for, and responding to requests for information from Governmental Authorities with respect to, such required actions, consents, approvals or waivers as are required to complete the Transactions), or (C) commit or agree to any of the foregoing, (iv) will require any Party to, or, without the consent of such Party, permit Clearwire, Sprint, NewCo or any of their respective Affiliates to, accept the imposition of any condition, limitation, obligation, commitment or requirement on NewCo or any of its Subsidiaries (including Sprint Sub LLC or any Transfer Entity) that materially reduces or materially interferes with or would be reasonably likely to materially reduce or materially interfere with the benefits to be recognized by that Party in the Transactions and the transactions contemplated by the Ancillary Agreements (each of clauses (i), (ii), (iii) and (iv), a “Burdensome Condition”), or (v) will require any Party to litigate or participate in the litigation of any Proceeding, whether judicial or administrative, brought by any Governmental Authority, FCC or other Person or appeal any order (A) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the consummation of the Transactions contemplated by this Agreement or the transactions contemplated by any Ancillary Agreement or that questions the validity or legality of the Transactions or seeks damages in connection therewith or (B) seeking to impose any Burdensome Condition on or with respect to such Party or over which such Party has an approval right pursuant to this Section 10.3(d), except to the extent such Party determines in its reasonable good faith judgment that there is a reasonable prospect of success in relation to such litigation and that the participation by such Party in such litigation would not pose a material risk of the imposition of a Burdensome Condition on or with respect to such Party or over which such Party has an approval right pursuant to this Section 10.3(d); provided that (w) neither Clearwire nor Sprint may invoke clause (ii) unless (A) both Clearwire and Sprint agree to invoke clause (ii) and (B) the events in clause (ii) arise out of or relate to one or more Investors being a Party to this Agreement or the Transactions, (x) Clearwire shall not take or agree to take any action identified in clause (i) without the prior written consent of Sprint and each Investor, (y) Sprint shall not take or agree to take any action identified in clause (i) with respect to the Sprint WiMAX Business without the prior written consent of Clearwire and each Investor, in the case of clauses (x) and (y), which consent shall not be unreasonably withheld, conditioned or delayed and (z) any matter referred to in clause (iv) that has the effect of indirectly imposing a condition, limitation, obligation, commitment or requirement of the type described in clause (ii) on a Party or any of its Affiliates shall be deemed to arise under clause (ii) as well as clause (iv) (e.g., a condition imposed on NewCo that effectively requires NewCo to limit the rights of a Party or any of its Affiliates of the type described in clause (ii) shall be deemed to arise under clause (ii) as well as clause (iv)).

(e) In carrying out this Agreement, the Parties will comply at all times with applicable FCC Rules and policies.

(f) Subject to Section 10.3(d)(iv), if any Proceeding by any Governmental Authority, the FCC or other Person is commenced that questions the validity or legality of the Transactions or seeks damages in connection therewith, the Parties will cooperate and use all Reasonable Best Efforts to defend against the Proceeding and, if an injunction or other order is issued in the Proceeding, to use all Reasonable Best Efforts to have the injunction or other order lifted and to cooperate reasonably regarding any other impediment to the consummation of the Transactions.

(g) In connection with, and without limiting the foregoing, Clearwire will

(i) take all actions necessary to ensure that no state antitakeover statute or similar statute or regulation is or becomes operative with respect to this Agreement, the Merger or any other Transactions contemplated by this Agreement, and

(ii) if any state antitakeover statute or similar statute or regulation is or becomes operative with respect to this Agreement, the Merger or any other Transaction contemplated by this Agreement, take all actions necessary to ensure that this Agreement, the Merger and any other Transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of that statute or regulation on the Merger and the other Transactions contemplated by this Agreement.

(h) Each of Sprint and Clearwire will cause its respective Subsidiaries to comply with the terms of this Agreement.

(i) After the Closing, Sprint and NewCo will, and will cause their Subsidiaries to, cooperate with each other, at either Party’s reasonable request, to determine on a timely basis the amount of any Taxes and Tax refunds due related to the Sprint Assets and respond to any investigation, audit or inquiry from any Taxing Authority with respect to the Sprint Assets for periods prior to the Closing including by providing access to documentation and information relating to Taxes and Tax refunds attributable to the applicable pre-Closing periods.

(j) Clearwire will use its Reasonable Best Efforts to deliver to Tax Counsel at Closing a certificate containing such representations as Tax Counsel may reasonably request in support of its delivery of the opinion referenced in Section 9.1(n)(i). Clearwire will use its Reasonable Best Efforts to cause NewCo to deliver to Tax Counsel at Closing a certificate containing such representations as Tax Counsel may reasonably request in support of its delivery of the opinion referenced in Section 9.1(n)(ii). Each of Sprint, Comcast, TWC, BHN and Intel will use its Reasonable Best Efforts to deliver to Tax Counsel at Closing a certificate, in the form agreed to by the Parties on or prior to the Execution Date (each, a “Tax Certificate”), upon which Tax Counsel may rely in connection with its delivery of the opinion referenced in Section 9.1(n)(ii) (the “Partnership Tax Opinion”). If any such Party fails to deliver the Tax Certificate to Tax Counsel at Closing, or delivers to Tax Counsel at Closing a tax certificate that deviates from the Tax Certificate (a “Modified Tax Certificate”), and if and to the extent that Tax Counsel reasonably determines that the failure of such Party to timely deliver a Tax Certificate or the delivery by such Party at Closing of a Modified Tax Certificate would preclude Tax Counsel from delivering the Partnership Tax Opinion at Closing, then:

(i) any Party who has failed to timely deliver a certificate pursuant to this Section 10.3(j) to Tax Counsel will be required to make its entire Investment directly into NewCo in exchange for Class A Common Stock in accordance with Section 4.2, mutatis mutandis; and

(ii) any Party who has timely delivered to Tax Counsel a Modified Tax Certificate shall be required to make all or a portion of its Investment directly into NewCo in exchange for Class A Common Stock in accordance with Section 4.2, mutatis mutandis, to the extent required by Tax Counsel to enable Tax Counsel to deliver a Partnership Tax Opinion in light of such Modified Tax Certificate, in each case, in lieu of making such investment in NewCo LLC pursuant to Section 3.3 or Section 4.1, as applicable. In the event that a Party is required pursuant to this Section 10.3(j) to invest in Class A Common Stock in lieu of making such investment in NewCo LLC, the Parties will cooperate in good faith to amend this Agreement and the Ancillary Agreements to give effect to such modified transaction structure.

Section 10.4  No Solicitation.

(a) General Prohibitions.  Subject to the remainder of this Section 10.4, Clearwire and its Subsidiaries will not authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors to, directly or indirectly,

(i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal,

(ii) enter into or participate in any discussions or negotiations with, furnish any non-public information relating to Clearwire or any of its Subsidiaries or afford access to the business, properties, assets, books or records of Clearwire or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, knowingly facilitate or encourage any effort by any Person that is seeking to make, or has made, an Acquisition Proposal,

(iii) make an Adverse Recommendation Change,

(iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Clearwire or any of its Subsidiaries,

(v) enter into any agreement in principle, letter of intent, term sheet or other similar instrument relating to an Acquisition Proposal (other than a confidentiality agreement of the sort and in the circumstances described in Section 10.4(b)) or

(vi) propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

(b) Exception to Permit Discussions or Due Diligence.  Notwithstanding the foregoing, Clearwire’s Board of Directors, directly or indirectly through advisors, agents or other intermediaries, may, before the Clearwire Stockholder Approval has been received,

(i) engage in negotiations or discussions with any Person that, subject to Clearwire’s compliance with Section 10.4, has made an unsolicited bona fide written Acquisition Proposal after the date hereof that Clearwire’s Board of Directors has determined in good faith (after consultation with its outside legal counsel and financial advisors) constitutes or is reasonably likely to lead to a Superior Proposal and

(ii) thereafter furnish to that Person non-public information relating to Clearwire or any of its Subsidiaries under a confidentiality agreement with terms no less favorable to Clearwire than those contained in the Sprint Confidentiality Agreement (a copy of which is provided for informational purposes only to the other Parties), but in each case referred to in the foregoing clauses (i) and (ii) only if the Board of Directors of Clearwire determines in good faith by a majority vote, after considering advice from outside legal counsel, that failing to take that action would be inconsistent with its fiduciary duties under applicable Law. Nothing contained in this Agreement prevents Clearwire’s Board of Directors from complying with Rule 14d-9 or Rule 14e-2 under the Exchange Act with regard to an Acquisition Proposal, so long as Clearwire and its Board of Directors will not make any statement or take any action beyond that which is required by those rules if the statement or action would be inconsistent with its obligations under this Section 10.4.

(c) Required Notices.  Clearwire’s Board of Directors will not take any of the actions referred to in clauses (i) and (ii) of the preceding subsection unless Clearwire will have delivered to the other Parties a prior written notice advising the other Parties that it intends to take the action, and Clearwire will continue to advise the other Person after taking the action. In addition, Clearwire will notify the other parties promptly (but in no event later than 48 hours) after receipt by Clearwire, or any of its advisors of any Acquisition Proposal, any direct notification orally or in writing that a Person is considering making an Acquisition Proposal or of any request for information relating to Clearwire or any of its Subsidiaries or for access to the business, properties, assets, books or records of Clearwire or any of its Subsidiaries by any Person that may be considering making, or has made, an Acquisition Proposal. Clearwire will provide the notice orally and in writing and will identify the Person making, and the terms and conditions of, any Acquisition Proposal, indication or request. Clearwire will keep each of the other Parties reasonably informed, on a current basis (but in no event later than 48 hours), of the status and details of any Acquisition Proposal, indication or request.

(d) Ability to Change Recommendation Subject to a “Last Look.”  Notwithstanding anything in this Agreement to the contrary (but subject to the next sentence), Clearwire and its Board of Directors will be permitted to effect an Adverse Recommendation Change if

(i) Clearwire has not received the Clearwire Stockholder Approval,

(ii) Clearwire has received an unsolicited bona fide written Acquisition Proposal from a Person,

(iii) its Board of Directors has determined in good faith (after consultation with its outside legal counsel and financial advisors) that the Acquisition Proposal constitutes a Superior Proposal, and

(iv) its Board of Directors, after consultation with its outside legal counsel, determines in good faith that the failure to take that action would be inconsistent with its fiduciary duties under applicable Law.

However, Clearwire’s Board of Directors will nevertheless not make an Adverse Recommendation Change, unless, (x) Clearwire promptly notifies each of the other Parties, in writing at least five Business Days before taking that action, of its intention to make an Adverse Recommendation Change and attaching the most current version of any proposed agreement or a detailed summary of all material terms of any proposal and the identity of the offeror, and (y) the other Parties do not propose, within five Business Days after their receipt of that written notification, adjustments to the terms and conditions of this Agreement that would enable Clearwire’s Board of Directors to proceed with its recommendation to its stockholders without an Adverse Recommendation Change. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of re-starting the five Business Day period described in the immediately preceding sentence.

(e) Obligation to Terminate Existing Discussions.  Clearwire will, and will cause its Subsidiaries and its and their officers, directors, employees, investment bankers, attorneys, accountants, consultants, agents and other advisors to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Person conducted before the date of this Agreement with respect to any Acquisition Proposal and will use all Reasonable Best Efforts (including giving written notice within 2 Business Days following the Execution Date) to cause any Person (or its agents or advisors) in possession of confidential information about Clearwire that was furnished by or on behalf of Clearwire to return or destroy all that information at the earliest practicable time. Notwithstanding the foregoing, it is understood and agreed for purposes of this Agreement that, so long as no actions inconsistent with Clearwire’s obligations under this Section 10.4 are taken by Clearwire, its Subsidiaries, its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors after the Execution Date and no such actions are taken in violation of Clearwire’s obligations under its confidentiality agreements with the other Parties, an Acquisition Proposal shall not be considered to have been solicited as a result of any actions taken prior to the Execution Date.

(f) Definition of Superior Proposal.  For purposes of this Agreement, “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal (which definition will be read, for this purpose, without the word “inquiry” in the second line thereof) for at least a majority of the outstanding shares of Clearwire Capital Stock on terms that Clearwire’s Board of Directors determines in good faith by a majority vote, after consultation with its legal and financial advisors and taking into account those matters deemed relevant in good faith by the Board of Directors, including among other things, all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions, conditions to consummation and long-term strategic considerations, are more favorable from a financial point of view to the stockholders of Clearwire than the Transactions and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Board of Directors of Clearwire.

(g) Sprint Non-Solicitation.  Except as permitted pursuant to Section 10.1, neither Sprint nor any its Subsidiaries will authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any proposal to acquire or invest in all or any portion of the Sprint WiMAX Business; (ii) enter into or participate in any discussions or negotiations with, furnish any non-public information relating to the Sprint WiMAX Business or afford access to the business, properties, assets, books or records of Sprint or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, knowingly facilitate or encourage any effort by any Person that is seeking to make, or has made, a proposal to acquire or invest in all or any portion of the Sprint WiMAX Business; (iii) grant any waiver or release under any standstill or similar agreement with respect to any assets of the Sprint WiMAX Business; (iv) enter into any agreement in principle, letter of intent, term sheet or other similar instrument relating to a proposal to acquire or invest in all or any portion of the Sprint WiMAX Business or (v) propose publicly or agree to do any of the foregoing related to any proposal to acquire or invest in all or any portion of the Sprint WiMAX Business; provided that this Section 10.4(g) (x) will not prohibit spectrum swaps or similar transactions consummated in the ordinary course of business that do not preclude or materially alter the Transactions and (y) will not apply to any proposed investment in Sprint (so long as such investment is solely a direct investment in Sprint and does not otherwise constitute a proposal to acquire or invest in all or any portion of the Sprint WiMAX Business). Sprint will, and will cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Person conducted before the date of this Agreement with respect to any potential sale or other disposition of all or substantially all or a material portion of the Sprint Assets or the Sprint WiMAX Business and will use all Reasonable Best Efforts (including giving written notice within 2 Business Days following the Execution Date) to cause any Person (or its agents or advisors) in possession of confidential information about the Sprint Assets or the Sprint WiMAX Business that was furnished by or on behalf of Sprint in connection with such a potential sale or disposition to return or destroy all that information at the earliest practicable time.

Section 10.5  Stockholder Litigation.  Clearwire will give Sprint and the Investors the opportunity to participate in the defense or settlement of any stockholder Proceeding against Clearwire and its directors relating to the Transactions contemplated by this Agreement or the Merger, except no settlement will be agreed to without Sprint’s and the Investors’ consent, and that consent will not be unreasonably withheld.

Section 10.6  Director and Officer Indemnification.

(a) It is understood and agreed that all rights to indemnification, expense advancement, and exculpation existing in favor of each present and former director, officer and employee of Clearwire or any of its Subsidiaries as provided in Clearwire’s Certificate of Incorporation or Clearwire’s Bylaws or the charter or organizational documents of Clearwire’s Subsidiaries, in each case as in effect on the date of this Agreement, or under any other agreements in effect on the date hereof, will survive the Transactions contemplated by this Agreement and the Surviving Entity will, and NewCo will cause the Surviving Entity to,

(i) continue in full force and effect for a period of at least 6 years from the Effective Time (or, if any relevant claim is asserted or made within such six year period, until final disposition of such claim) such rights to indemnification and

(ii) perform, in a timely manner, the Surviving Entity’s obligation with respect thereto.

Any claims for indemnification under this Section 10.6 as to which the Surviving Entity has received written notice before the sixth anniversary of the Effective Time will survive, whether or not those claims will have been finally adjudicated or settled, and no action taken during such period may be deemed to diminish the obligations set forth in this Section 10.6.

(b) The Surviving Entity will, maintain in effect for 6 years from the Effective Time the current directors’ and officers’ liability insurance policies applicable to Clearwire and its Subsidiaries (“D&O Insurance”) (except the Surviving Entity may substitute therefor policies of at least the same coverage containing terms and conditions that are not less favorable) providing coverage with respect to matters occurring before the Effective Time and such policies or endorsements must name as insureds thereunder all present and former directors, officers and employees of Clearwire and its Subsidiaries, except that in no event will the Surviving Entity be required to expend under this Section 10.6(b) more than an amount per year equal to two hundred percent (200%) of current annual premiums paid by Clearwire for that insurance. If, but for the proviso to the immediately preceding sentence, the Surviving Entity would be required to expend more than two hundred percent (200%) of current annual premiums, the Surviving Entity will obtain the maximum amount of that insurance obtainable by payment of annual premiums equal to two hundred percent (200%) of current annual premiums. To the extent that a “tail” policy is available that complies with the foregoing requirements of this Section 10.6(b) with respect to the coverage, terms, and conditions applicable to all present and former directors, officers and employees of Clearwire and its Subsidiaries the Surviving Entity may satisfy its obligation under this Section 10.6(b) by obtaining such policy.

If the Surviving Entity or any of its successors or assigns

(i) consolidates with or merges into any other Person and will not be the continuing or surviving corporation or entity of that consolidation or merger or

(ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision will be made so that the successors and assigns of the Surviving Entity will assume the obligations set forth in this Section 10.6.

Section 10.7  Clearwire Stockholders’ Meeting.  Clearwire will use its Reasonable Best Efforts in accordance with and subject to Delaware Law, its certificate of incorporation and bylaws and the rules of the Nasdaq to cause a meeting of its stockholders (the “Clearwire Stockholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of securing the Clearwire Stockholder Approval. Subject to Section 10.4, the Proxy Statement will contain the recommendation of the Board of Directors of Clearwire that Clearwire’s stockholders approve the Transactions contemplated by this Agreement (the “Clearwire Recommendation”) and the written opinion of the Independent Advisor, dated as of the Execution Date, to the effect set forth in Section 6.1(c). In connection with the Clearwire Stockholder Meeting, Clearwire will, subject to Section 10.4:

(a) mail the Proxy Statement and all other proxy materials for the meeting to its stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act,

(b) use Reasonable Best Efforts to obtain Clearwire Stockholder Approval and

(c) otherwise comply with all legal requirements applicable to such meeting.

Section 10.8  Proxy Statement; Registration Statement.

(a) Clearwire will, as promptly as practicable following the Execution Date, prepare and file, the Proxy Statement and a registration statement on Form S-4, or other appropriate form, registering the Class A Common Stock (the ‘‘Registration Statement”) with the SEC and will use Reasonable Best Efforts to respond to the comments of the SEC and to cause the Proxy Statement to be mailed to Clearwire’s stockholders at the earliest practicable time, provided, however, that Clearwire will not be in breach of this Section 10.8 if Sprint or any Investor fails to provide any information required by Law for the preparation of the Proxy Statement or the Registration Statement. Sprint and each Investor will use Reasonable Best Efforts to provide as soon as reasonably practicable the information required by Law to be included in the Proxy Statement or the Registration Statement. Each Party to this Agreement will notify the other Parties promptly of the receipt of the comments of the SEC, if any, and of any request by the SEC for amendments or supplements to the Proxy Statement or Registration Statement or for additional information with respect thereto, and will supply the other Parties with copies of all correspondence between that party or its Representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Proxy Statement, the Registration Statement or the Merger. If, at any time before the Stockholders’ Meeting, any event should occur relating to:

(i) Clearwire or any of its Affiliates, or relating to the plans of those Persons for NewCo after the Effective Time that should be set forth in an amendment of, or a supplement to, the Proxy Statement or Registration Statement, or

(ii) Sprint or any of its Affiliates, or relating to the plans of those Persons for NewCo after the Effective Time that should be set forth in an amendment of, or a supplement to, the Proxy Statement or Registration Statement, or

(iii) any Investor or any of its Affiliates, or relating to the plans of those Persons for NewCo after the Effective Time that should be set forth in an amendment of, or a supplement to, the Proxy Statement or Registration Statement,

in each case, so that the Registration Statement and/or Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, then Clearwire, Sprint or that Investor, as the case may be, will promptly inform the other Parties, and Clearwire will, on learning of that event, promptly prepare, and Clearwire will file and, if required, mail that amendment or supplement to Clearwire’s stockholders, except that, before that filing or mailing, Clearwire will consult with the other Parties with respect to that amendment or supplement and will use its Reasonable Best Efforts to accommodate the other Parties’ comments thereon.

(b) Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or filing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Clearwire shall provide Sprint and each Investor and its respective counsel with a reasonable opportunity to review and comment on such document or response and include in the Proxy Statement any language reasonably proposed by Sprint.

(c) Clearwire will include in the Proxy Statement the recommendation of Clearwire’s board of directors described in Section 6.1(b), subject to any modification, amendment or withdrawal thereof, to the extent permitted by Section 10.4, and represents that the Independent Advisor has, subject to the terms of its engagement letter with Clearwire and Clearwire’s board of directors, consented to the inclusion of references to its opinion in the Proxy Statement. In addition, Clearwire will include in the Proxy Statement a reasonably detailed description of the provisions of NewCo’s certificate of incorporation relating to limitations on fiduciary duties and a description of the material risks posed to NewCo’s stockholders relating to such limitation of fiduciary duties. Clearwire and its counsel will permit Sprint and its counsel and the Investors and their respective counsel to participate in all communications with the SEC and its staff, including any meetings and telephone conferences, relating to the Proxy Statement, the Merger or this Agreement.

(d) Sprint shall, and shall cause its Subsidiaries to, and shall use its Reasonable Best Efforts to cause its and their respective Representatives to, provide to Clearwire and NewCo all cooperation reasonably requested by Clearwire or NewCo that is necessary, proper or advisable in connection with the preparation of the Proxy Statement and Registration Statement, including (i) using Reasonable Best Efforts to participate in a reasonable number of meetings, presentations, and sessions with rating agencies, (ii) to the extent reasonably requested by Clearwire, using Reasonable Best Efforts to, as promptly as practical, furnish Clearwire and NewCo with all financial statements, pro forma financial information, financial data, audit reports and other information with respect to Sprint Sub LLC and the Transfer Entities of the type required by Regulation S-X and Regulation S-K under the Securities Act and of type and form required in a registration statement on Form S-4 (or any applicable successor form) under the Securities Act (all such information, the ‘‘Required Information”), or as otherwise reasonably required in connection with the Proxy Statement and Registration Statement or in connection with any debt financing (a “Debt Financing”), (iii) using Reasonable Best Efforts to obtain accountants’ comfort letters, legal opinions, appraisals, surveys, engineering reports, title insurance and other documentation and items relating to a Debt Financing as reasonably requested by Clearwire and, if requested by Clearwire or NewCo, to reasonably cooperate with and assist Clearwire or NewCo in obtaining such documentation and items; (iv) to the extent required by applicable Law, using its Reasonable Best Efforts to provide financial statements (excluding footnotes) for Sprint Sub LLC and the Transfer Entities to the extent prepared on a monthly basis in the ordinary course by Sprint or any of its Subsidiaries, within 30 days of the end of each month prior to the Closing Date, and (v) using Reasonable Best Efforts to execute and deliver any pledge and security documents, other definitive financing documents, or other certificates, or documents as may be reasonably requested by Clearwire (including a certificate of the Chief Financial Officer of Sprint or any of its Subsidiaries with respect to solvency matters) and otherwise reasonably facilitating the pledging of collateral (including cooperation in connection with the pay off of existing indebtedness and the release of related Encumbrances, if any); provided that Sprint will only be required to deliver certificates and other documentation, with respect to each of the foregoing clauses, to the extent relating to Sprint Sub LLC and the Transfer Entities; provided, further, that no obligation of Sprint or any of its Subsidiaries under such executed documents will be effective until the Effective Time and will terminate and be of no effect if this Agreement is terminated. With respect to clause (v), Sprint will have the opportunity to review and comment on any of these documents or certificates, each of which will be subject to the approval of Sprint, which approval shall not be unreasonably withheld, conditioned or delayed. It is understood and agreed that Sprint will prepare a letter to the SEC requesting that the SEC provide written concurrence that the information in clause (ii) above may be limited to “carve-out” financial statements as set forth more fully in such letter. Sprint will provide Clearwire the opportunity to review such letter prior to its submission to the SEC. Sprint will submit such letter to the SEC no later than 15 days after the Execution Date. In addition to the obligations set forth above, (1) if the SEC grants such written concurrence then Sprint shall, and shall cause its Subsidiaries to, and shall use its Reasonable Best Efforts to cause its and their respective Representatives to, deliver the financial statements and reports described in clause (ii) above no later than 90 days after the Execution Date and (2) if the SEC requires different or additional financial statements or has not responded to Sprint’s request, Sprint shall, and shall cause its Subsidiaries to, and shall use its Reasonable Best Efforts to cause its and their respective Representatives to, deliver the financial statements and reports described in clause (ii) above, as modified by any written SEC response, no later than 120 days after the Execution Date.

Section 10.9  Notices of Certain Events.

(a) Each Party will give prompt notice the other Parties of:

(i) the occurrence, or nonoccurrence, of any event that would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate; and

(ii) any failure by that Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, provided that the delivery of any notice under this Section 10.9 will not limit or otherwise affect the representations, warranties, covenants or agreements of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

If any event or matter arises during the period between the date of this Agreement and the earlier of the Closing and the termination of this Agreement in accordance with Section 12.1 that, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in the Clearwire Disclosure Schedule or the Sprint Disclosure Schedule or that is necessary to correct any information in the Clearwire Disclosure Schedule or the Sprint Disclosure Schedule that has been rendered inaccurate by that event or matter (which shall not cure any breach of a representation, warranty or covenant), then Clearwire or Sprint, as the case may be, will, for informational purposes only, promptly supplement, and deliver to each other Party hereto the Clearwire Disclosure Schedule or the Sprint Disclosure Schedule, as the case may be, that it has delivered under this Agreement; provided that no such supplement or amendment shall limit or otherwise modify the representations, warranties, covenants or agreements of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement, or cure any breach thereof.

(b) During the period from the Execution Date through the earlier of the termination of this Agreement or Closing, each Party will promptly notify the other Parties of:

(i) any written notice or other written communication from any Person alleging that the Consent of the Person is or may be required in connection with the Transactions that is not disclosed in Section 6.2 of the Clearwire Disclosure Schedule or Section 7.2 of the Sprint Disclosure Schedule, as applicable;

(ii) subject to applicable Law, any written notice or other written communication from any Governmental Authority in connection with the Transactions; and

(iii) any material Proceeding commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting a Clearwire Asset or Sprint Asset, as the case may be, except with respect to actions related to late-filed EBS renewal applications filed by third parties whose licenses expired before January 10, 2005.

(c) Each Party acknowledges that the other Parties do not and will not waive any right they may have under this Agreement as a result of the notifications.

Section 10.10  Public Announcements.  The Parties have agreed upon the form and substance of press releases announcing the execution of this Agreement and the transactions contemplated hereby, which shall be issued promptly following the execution and delivery hereof. Thereafter until the earlier of the Closing and the termination of this Agreement in accordance with Section 12.1, no Party will, and no Party will permit any of its Affiliates to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the Transactions without the prior consent (which consent will not be unreasonably withheld) of the other Parties, except that any Party may, without the prior consent of any other Party,

(a) issue or cause the publication of any press release or other public announcement to the extent it determines that so doing is or may be required by Law or by the rules and regulations of Nasdaq or the NYSE; and

(b) make public statements including blog postings (but may not publish any press release) that are consistent with the Parties’ prior public disclosures regarding the Transactions.

Section 10.11  Transfer Taxes.  Any Transfer Taxes resulting from or payable in connection with the Merger, the transfers contemplated by Section 3.3 (for the avoidance of doubt, specifically excluding any such Transfer Taxes that are incurred in connection with, or otherwise attributable to, the transactions contemplated by Sections 3.1 and 3.2 (“Sprint Restructuring Transfer Taxes”) and any Taxes described in Section 13.1(b)(ii)) or the Investment shall be borne by NewCo LLC in each case regardless of the Person on whom the Transfer Taxes are imposed by Law. The Parties will reasonably cooperate in providing information and executing and delivering documents necessary to reduce or eliminate any Transfer Taxes and otherwise to properly report and remit such Transfer Taxes to the appropriate Taxing Authority. Any refunds of Transfer Taxes paid by NewCo LLC in accordance with this Section 10.11 that are received by any Party or its Affiliates will be paid over to NewCo LLC, net of any costs (including Tax costs) incurred or reasonably expected to be incurred by such Person in recovering or by reason of receipt of such refunds, promptly upon receipt.

Section 10.12  Consistent Tax Reporting.  None of the Parties nor any of their Affiliates will take any position on an applicable income Tax Return that is inconsistent with the treatment of the Recapitalization and the Merger as tax-free reorganizations under Section 368(a)(1)(E) and Section 368(a)(1)(F) of the Code, respectively, other than in connection with a Final Determination following a challenge by a Taxing Authority. The Parties acknowledge that NewCo and NewCo LLC intend to treat the Class B Common Stock and the Voting Units issued in connection with the transactions described in Articles 2, 3 and 4 hereof as having a fair market value equal to the par value of the Class B Common Stock. No Party shall take a position on any Tax Return that is inconsistent with such fair market value, other than in connection with a Final Determination following a challenge by a Taxing Authority.

Section 10.13  No Purchase of Clearwire Capital Stock.  Until the Closing, none of Sprint, any Investor or any of their Controlled Affiliates will, and Sprint and each Investor will cause its respective Controlled Affiliates not to, (a) purchase any shares of Clearwire Capital Stock or any options, warrants, convertible securities, subscriptions, stock appreciation rights, phantom stock or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by Clearwire relating to the issued or unissued Clearwire Capital Stock or obligating Clearwire to issue or sell any shares of Clearwire Capital Stock, or options, warrants, convertible securities, subscriptions or other equity interests in Clearwire; or (b) directly or indirectly, sell, transfer, assign, or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, or similar disposition of, any shares of Clearwire Capital Stock or any interest in any Clearwire Capital Stock (including any arrangement to provide another Person the economic performance of all or any portion of such Clearwire Capital Stock (including by means of any option, swap, forward or other contract or arrangement the value of which is linked in whole or in part to the value of such Clearwire Capital Stock)); provided, however, the provisions of this Section 10.13 shall not restrict any disposition by Intel of the shares of Clearwire Capital Stock Intel owns as of the Execution Date or any contract, option or other arrangement or understanding entered into by Intel with respect to the hedging of such shares.

Section 10.14  Transaction Related Agreements.

(a) Each Transaction Related Agreement entered into at the Closing will not contain any material amendment, modification or supplement from the form either attached as an exhibit hereto or agreed by the parties as of the date of this Agreement without the prior written consent of each of the Parties. In addition, any Transaction Related Agreement entered into prior to the Closing will not be amended, modified or supplemented in any material respect on or prior to the Closing without the prior written consent of each of the Parties.

(b) From the Execution Date to and including the Closing Date, except (i) for the Google Products and Services Agreement between Google and Sprint and (ii) as contemplated by the Transaction Related Agreements or with the written consent of all Parties, no Party shall enter into any contract, agreement, arrangement or other understanding, whether written or oral, and regardless of the subject matter thereof with any other Party or any of their respective Affiliates in connection with or in consideration of the transactions contemplated by the Transaction Related Agreements including any term sheet, letter of intent, memorandum of understanding or “agreement to agree,” in each case, whether or not such agreement purports to be binding.

Section 10.15  Pending Party Litigation.  As soon as reasonably practicable (but no later than 15 Business Days) after the Execution Date, Clearwire and Sprint shall, and shall cause their respective Subsidiaries and their respective litigation counsel to, cooperate in good faith and to take all actions (including the preparation of joint, stipulated motions) reasonably necessary to obtain an immediate and complete stay of all proceedings (including discovery) in the Proceedings identified as items 1, 2 and 4 in Section 6.6 of the

Clearwire Disclosure Schedule and items 2 through 7 in Section 7.6(b) of the Sprint Disclosure Schedule (each, a “Pending Party Litigation”). Clearwire and Sprint shall, and shall cause their respective Subsidiaries and their respective litigation counsel to, use Reasonable Best Efforts to ensure that the stay of each Pending Party Litigation (i) remains in force pending the earlier of the Closing and the termination of this Agreement in accordance with Section 12.1 and (ii) is applied broadly to encompass any matters presently pending before the court, including the possible issuance of any further opinions or orders on matters previously submitted for decision. If any court denies the request for a stay of any Pending Party Litigation, Clearwire and Sprint shall, and shall cause their respective Subsidiaries and their respective litigation counsel to, use Reasonable Best Efforts to collaborate on an alternative strategy to prevent the unstayed Pending Party Litigation from advancing, in an attempt to realize the parties’ joint intent not to have to litigate pending the earlier of the Closing and the termination of this Agreement in accordance with Section 12.1.

Section 10.16  Pre-Existing Intel Agreements.  Each of Intel and Clearwire shall, and shall cause their respective Affiliates to, take all action necessary to terminate the Pre-Existing Intel Agreements effective at the Closing. In addition, Intel shall cause Intel Pacific, Inc. to enter into an acknowledgment irrevocably and unconditionally waiving any and all rights that Intel Pacific, Inc. may have under the Investor Rights Agreement dated as of August 29, 2006 among Clearwire, Intel Pacific, Inc. and Motorola, Inc. effective at the Closing.

Section 10.17  Sprint WiMAX Inventory.

(a) On the Closing Date, Sprint will provide to Clearwire and the Investors a certificate setting forth the type and Sprint’s cost (determined by reference to the amounts actually paid by Sprint for such inventory pursuant to the relevant contracts) for the Sprint WiMAX Inventory as of the Closing Date (the “Sprint WiMAX Closing Date Inventory”). NewCo LLC will purchase the Sprint WiMAX Closing Date Inventory for a price equal to Sprint’s cost as set forth on such certificate, without interest, with all purchases to occur during the period between the Closing Date and the date that is 12 months from the Closing Date (the “Purchase Period”); provided that NewCo LLC will not be required to purchase an amount of Sprint WiMAX Inventory with a cost greater than $167 million. Such purchases will occur from time-to-time during the Purchase Period as directed by NewCo LLC. To the extent that NewCo LLC has not purchased the Sprint WiMAX Closing Date Inventory at the end of the Purchase Period, Sprint may ship, and NewCo LLC will be obligated to purchase, subject to the $167 million cap referenced above, any such remaining Sprint WiMAX Closing Date Inventory as provided in Section 10.17(b).

(b) Sprint will ship the Sprint WiMAX Closing Date Inventory to those locations designated by NewCo LLC upon reasonable written notice (which may be to one or more locations and in one or more notices). Sprint will invoice NewCo LLC upon shipment, with all invoices due and payable within 15 days. Any amounts not paid when due will accrue interest at LIBOR plus 250 basis points for each Interest Period until the date of payment. Such interest will be payable at the same time as the invoice to which it relates and will be calculated daily on the basis of a year of 360 days and the actual number of days elapsed. Sprint will pay all costs associated with maintaining the Sprint WiMAX Closing Date Inventory during the Purchase Period, and NewCo LLC will bear all costs of shipping the Sprint WiMAX Closing Date Inventory to NewCo LLC.

Section 10.18  Sprint Future Credit Agreements.  Neither Sprint nor any of its Affiliates will enter into any new agreement that restricts or purports to restrict the ability of NewCo and its Subsidiaries to incur Indebtedness or take any other action, except that with respect to any amendment or refinancing of the Credit Agreement dated as of December 19, 2005, as amended, among Sprint, Nextel Communications, Inc., Sprint Capital Corporation, the banks and other financial institutions and lenders that are parties thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, or the Credit Agreement dated as of March 23, 2007 between Sprint Nextel Corporation and Export Development Canada, (i) Sprint will use its Reasonable Best Efforts to cause such amendment or refinanced facility to not restrict the ability of NewCo or its Subsidiaries to incur Indebtedness or take any other action and (ii) in no event will Sprint enter into any agreement in connection with any such amendment or refinancing that contains restrictions (x) that are more restrictive than those contained in the Indenture dated as of October 1, 1998 among Sprint Capital Corporation, Sprint

Corporation and Bank One, NA, as trustee, together with all supplements thereto or (y) that apply to NewCo to a greater extent than those contained in such Indenture.

Section 10.19  Certain Financing Matters.  If Clearwire proposes to incur, modify the terms of, or refinance before the Closing any indebtedness in a manner such that such indebtedness would be treated other than as a “non-recourse liability” of NewCo LLC within the meaning of Regulations Section 1.752-1(a)(2) following the Closing, the provisions of Section 5.2(e) of the NewCo LLC Agreement shall be incorporated herein by reference and shall apply mutatis mutandis with respect to such proposed indebtedness as if such proposed indebtedness were a “Specified Financing” (as defined in the NewCo LLC Agreement).

Section 10.20  3G MVNO Agreement.  From and after the Closing, NewCo LLC shall have the right to become a party to the 3G MVNO Agreement upon (i) the execution by NewCo LLC of the joinder agreement in substantially the form attached as Schedule 10 to the 3G MVNO Agreement and (ii) the execution by NewCo of a letter agreement in substantially the form attached as Attachment 2 to the 3G MVNO Agreement.

ARTICLE 11

EMPLOYEES

Section 11.1  Transfer of Employees.

(a) The Parties understand and agree that following the Closing, NewCo and/or NewCo LLC will employ certain individuals who were employed by Sprint in its WiMAX Business or Clearwire prior to the Closing. It is understood that by operation of the Merger, all Clearwire employees will become employees of NewCo LLC upon the Closing; however pursuant to the process set forth below, some of those employees may be terminated following the Closing. Further, it is understood that NewCo LLC will have the right, but not the obligation, to hire each individual who is employed by Sprint or a Sprint Affiliate in Sprint’s WiMAX Business effective as of the Closing pursuant to the process set forth below.

(b) Prior to the Closing, each of Sprint and Clearwire will, to the extent permissible under Law, provide the other with sufficient information regarding the employees of the Sprint WiMAX Business and Clearwire, respectively, for Clearwire and Sprint to collectively determine which employees from each will be hired and/or retained by NewCo LLC following the Closing. Prior to the Closing, management representatives of each of Clearwire and Sprint will meet in-person and determine which employees of the Sprint WiMAX Business will be offered employment by NewCo LLC at the Closing and the basic terms and conditions of each such offer (including location of their primary work site), and which employees of Clearwire will be retained by NewCo LLC following the Closing and the basic terms and conditions of their retention (including location of their primary worksite). It is understood and agreed that, except to the extent NewCo LLC enters into a written contractual arrangement with an employee to the contrary, all employees of NewCo LLC will be employed “at will.”

(c) Each such individual employed in the Sprint WiMAX Business prior to the Closing as to whom Clearwire extends an offer of employment and who accepts such offer by NewCo LLC will be referred to in this Agreement as a ‘‘Transferred Employee”.

Section 11.2  Employee Information and Employment Taxes.  Sprint will provide NewCo LLC the information relating to each Transferred Employee as NewCo LLC may reasonably request in order for NewCo LLC to satisfy its obligations under this Section 11 to the extent permissible under applicable Law in a form mutually agreed upon between NewCo LLC and Sprint. Sprint and NewCo LLC also will take all actions necessary and appropriate to transfer each Transferred Employee’s employment tax history for the calendar year that includes the Closing from Sprint to NewCo LLC so that each individual will receive credit after the Closing for employment taxes paid before the Closing. Sprint and NewCo will comply with employment tax reporting obligations with respect to Transferred Employees in accordance with the “standard procedure for predecessors and successors” set forth in Section 4 of Revenue Procedure 2004-53, 2004-34 IRB 320.

Section 11.3  Service and Other Credit.

(a) NewCo LLC will grant each Clearwire Employee and Transferred Employee full service credit for his or her service with, as applicable, Clearwire or a Clearwire Affiliate or Sprint or a Sprint Affiliate for all purposes under all of NewCo LLC’s employee benefit plans, programs and policies (other than for purposes of accrual under any defined benefit plan or, except as provided for in Section 2.7(a), vesting under any equity-based compensation plan), including vacation, holiday and severance pay plans, programs and policies (individually a “NewCo LLC Plan” and collectively the “NewCo LLC Plans”); provided, however, that such service shall not be recognized to the extent that it would result in duplication of benefits. Except as expressly set forth in this Section 11.3, NewCo LLC will not make any distinctions after the Closing with respect to compensation or benefits between NewCo LLC’s employees based on whether an employee is, or was, a Clearwire Employee or a Transferred Employee.

(b) Each Clearwire Employee and Transferred Employee will be eligible to participate in each NewCo LLC Plan at the Closing if he or she was eligible to participate immediately before the Closing in a plan, program or policy of, as applicable, Clearwire or a Clearwire Affiliate or Sprint or a Sprint Affiliate which provided comparable benefits to the benefits provided in the NewCo LLC Plan.

(c) The NewCo LLC Plan which is described in Section 401(a) of the Code will accept a direct rollover from a Sprint plan or the plan of a Sprint Affiliate which also is described in Section 401(a) of the Code.

(d) Each Clearwire Employee and Transferred Employee will receive full credit for the calendar year which includes the Closing under each NewCo LLC Plan which conditions the payment of benefits on the satisfaction of any co-payment or deductible requirements for all co-payments made and deductibles paid for the calendar year under a corresponding Sprint plan or a corresponding plan of a Sprint Affiliate, and no Clearwire Employee or dependent of a Clearwire Employee or Transferred Employee or dependent of a Transferred Employee will be subject to any pre-existing condition limitation under a NewCo LLC Plan except to the extent he or she was subject to the limitation under a corresponding Clearwire or Sprint plan or a corresponding plan of a Clearwire Affiliate or Sprint Affiliate immediately before the Closing. In addition, each Clearwire Employee and Transferred Employee will receive credit or debits under a NewCo LLC Plan that is a cafeteria plan under Section 125 of the Code equal to the sum of all contributions to the applicable Clearwire or Sprint plan made with respect to the calendar year that includes the Closing by or on behalf of the Clearwire Employee or Transferred Employee for the calendar year reduced by the sum of all claims incurred in the calendar year in which the Closing occurs and paid by the Clearwire or Sprint plan.

(e) Each Clearwire Employee and Transferred Employee will be eligible to receive no less annual paid vacation and other annual paid time off under NewCo LLC’s Plans that provide paid vacation and other paid time off as he or she was eligible to receive immediately before the Closing under the corresponding Sprint and Clearwire plans or the corresponding plans of a Sprint Affiliate or Clearwire Affiliate.

(f) Sprint will be responsible for any liability for severance pay and any amounts related to acceleration of Sprint stock options or other equity awards as a result of the transactions contemplated by this Agreement either under a Sprint plan, program or policy or a plan, program or policy of a Sprint Affiliate or under applicable Law, except that if NewCo LLC fails to offer employment to any of the individuals listed in a writing dated as of the Execution Date expressly referencing this Section 11.3(f) in accordance with the basic terms and conditions agreed upon in accordance with Section 11.1(b) and Sprint terminates the employment of such individuals within the 90 days following the Closing, then NewCo LLC will on demand from Sprint reimburse Sprint for the severance payment obligations of Sprint for such individual as set forth in such writing opposite each individual’s name to the extent paid by Sprint.

(g) The only Persons that have any rights under this Article 11 are the Parties. No other Person or Persons have any rights whatsoever (whether as a third party beneficiary or otherwise) under this Article 11. The provisions of this Article 11 are not intended to constitute an amendment to any benefit plan.

(h) NewCo LLC will reimburse Sprint for all salary and employee benefits incurred after the Closing with respect to any individual who is employed by Sprint or any of its Subsidiaries in the Sprint WiMAX Business on the Closing Date and who does not become a Transferred Employee on the Closing Date, but whom NewCo LLC has requested in writing continue to provide services to the WiMAX Business on a transitional basis after the Closing Date. NewCo LLC’s obligation to reimburse Sprint with respect to any individual will end upon the earliest to occur of the date that (i) such individual becomes a Transferred Employee, (ii) ten (10) Business Days following the date that NewCo LLC notifies Sprint that such individual is no longer needed to perform services for NewCo LLC, (iii) is no longer employed by Sprint or any of its Subsidiaries and (iv) is assigned by Sprint or any of its Subsidiaries to perform other duties. Nothing in this Section 11.3(h) is intended to require Sprint to retain any employee who does not become a Transferred Employee after the Closing, to cause NewCo LLC to be liable for severance pay (except as provided in Section 11.3(f)) or any amounts related to acceleration of stock options or other equity awards, or to impose on NewCo LLC any obligation to request the services of any employee who does not become a Transferred Employee.

ARTICLE 12

TERMINATION

Section 12.1  Termination.  This Agreement may be terminated before the Closing:

(a) in writing by mutual consent of the Parties;

(b) by written notice from Clearwire to the other Parties, if

(i) any other Party fails to perform any of its agreements contained in this Agreement required to be performed by it at or before the Closing that would cause the condition set forth in Section 9.3(b) not to be satisfied, and such condition is incapable of being satisfied by the Termination Date,

(ii) any other Party breaches any of its representations and warranties contained in this Agreement that would cause the condition set forth in Section 9.3(a) not to be satisfied, and such condition is incapable of being satisfied by the Termination Date,

(iii) prior to the receipt of the Clearwire Stockholder Approval, Clearwire’s Board of Directors makes an Adverse Recommendation Change in compliance with the terms of this Agreement in order to enter into a definitive, written agreement concerning a Superior Proposal; provided that Clearwire shall simultaneously with any termination pursuant to this Section 12.1(b)(iii) (x) pay the amount due pursuant to Section 14.14(b) in connection with such termination and (y) enter into such definitive, written agreement, and in the case of (i) or (ii) is not cured within 30 days after Clearwire has notified the other Parties of its intent to terminate this Agreement under this Section 12.1(b), except that if Sprint or the applicable Investor, as the case may be, proceeds with reasonable diligence during the 30 day period and is unable, because of circumstances beyond its control or because of the nature of the default, to cure the default within the applicable time period, the time for cure will be extended, but in no event beyond 90 days after receipt of written notice from Clearwire of its intent to terminate;

(c) by written notice from Sprint to the other Parties, if

(i) Clearwire’s Board of Directors has made an Adverse Recommendation Change,

(ii) any other Party fails to perform any of its agreements contained in this Agreement required to be performed by it at or before the Closing that would cause the condition set forth in Section 9.2(b) not to be satisfied, and such condition is incapable of being satisfied by the Termination Date,

(iii) any other Party breaches any of its representations and warranties contained in this Agreement that would cause the condition set forth in Section 9.2(a) not to be satisfied, and such condition is incapable of being satisfied by the Termination Date, and in the case of (ii) or (iii) is not cured within 30 days after Sprint has notified the other Parties of its intent to terminate this Agreement under this Section 12.1(c), except that if Clearwire or the applicable Investor, as the case may be, proceeds with reasonable diligence during the 30 day period and is unable, because of circumstances beyond its control or because of the nature of the default, to cure the default within the applicable time period, the time for cure will be extended, but in no event beyond 90 days after receipt of written notice from Sprint of its intent to terminate;

(d) by written notice from any Investor (other than BHN) to the other Parties, if

(i) Clearwire’s Board of Directors has made an Adverse Recommendation Change,

(ii) any other Party fails to perform any of its agreements contained in this Agreement required to be performed by it at or before the Closing that would cause the condition set forth in Section 9.4(b) not to be satisfied, and such condition is incapable of being satisfied by the Termination Date,

(iii) any other Party breaches any of its representations and warranties contained in this Agreement that would cause the condition set forth in Section 9.4(a) not to be satisfied, and such condition is incapable of being satisfied by the Termination Date, and in the case of (ii) or (iii) is not cured within 30 days after the applicable Investors have notified the other Parties of their intent to terminate this Agreement under this Section 12.1(d), except that if Clearwire, Sprint or the applicable Investor, as the case may be, proceeds with reasonable diligence during the 30 day period and is unable, because of circumstances beyond its control or because of the nature of the default, to cure the default within the applicable time period, the time for cure will be extended, but in no event beyond 90 days after receipt of written notice from the applicable Investors of their intent to terminate;

(e) by written notice by any Party to the other Parties, if the Closing has not occurred by the date that is the last Business Day of the calendar month which is 12 months from the Execution Date (the “Termination Date”) for any reason other than delay or nonperformance of the Party seeking the termination, and as long as the Party giving notice of termination is not in material breach of this Agreement, except that (i) if the FCC Consent or the termination of the waiting period under the HSR Act has not occurred by such date and all other conditions have been satisfied or are capable of being satisfied as of the date, the Termination Date will be extended to the last Business Day of the calendar month which is 15 months from the Execution Date and (ii) if all other conditions have been satisfied or are then-capable of being satisfied except for the conditions set forth in Sections 9.2(e), 9.3(e) and 9.4(e) as a result of an Investor’s breach, the Termination Date may be further extended by Clearwire or Sprint by two months to allow the non-breaching Parties to seek to cause the breaching Investor to cure its breach; or

(f) by any Party if, at the Clearwire Stockholder Meeting (including any adjournment or postponement thereof), the Clearwire Stockholder Approval shall not have been obtained.

Section 12.2  Effect of Termination.  If this Agreement terminates under this Article 12, this Agreement will immediately become void, and there will be no liability on the part of any Party or its partners, officers, directors or stockholders, except for obligations under Section 13.5 (Additional Indemnification by Sprint), Section 14.1 (Notices), Section 14.4 (Controlling Law; Amendment), Section 14.5 (Jurisdiction), Section 14.14 (Fees) and Section 14.15 (Waiver of Jury Trial) and this Section 12.2, all of which will survive the Termination Date. Notwithstanding the foregoing and notwithstanding Section 14.11, nothing contained in this Agreement will relieve any Party from liability or Damages (which the Parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a Party’s shareholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be Damages of such Party) for any breach of this Agreement (including the payment of any amount due pursuant to Section 14.14(b)) giving rise to a termination of this Agreement.

ARTICLE 13

INDEMNIFICATION

Section 13.1  Indemnification by Sprint.  From and after the Closing Date, Sprint will indemnify and defend NewCo, NewCo LLC and their Subsidiaries and their respective successors and assigns (the “NewCo Indemnified Persons”), on a net after-Tax basis, from and against any and all Damages incurred or suffered by any NewCo Indemnified Person arising out of, in connection with or relating to:

(a) any breach or inaccuracy of any representation or warranty of Sprint in Section 7.1(d) (Sprint Assets), Section 7.7(h) (Tax Treatment of Sprint Entities), Section 7.7(i) (Sprint Qualified Liabilities) or Section 7.14 (No Obligations);

(b) (i) all Taxes imposed on or measured by the income of Sprint Sub LLC, the Transfer Entities and their respective predecessors for taxable periods or portions thereof ending on or before the Closing Date; and all such Taxes of any member of an affiliated, consolidated, combined or unitary group of which Sprint or any of its Subsidiaries (including Sprint Sub LLC and any Transfer Entity or its predecessor) is or was a member on or prior to the Closing Date, including any liability imposed under Treasury Regulation Section 1.1502-6 or any similar state, local or foreign law or regulation, (ii) the sales tax liability described in items (b) and (c) on Section 7.7 of the Sprint Disclosure Schedule and (iii) any Sprint Restructuring Transfer Taxes;

(c) all Liabilities of either Sprint, any Subsidiary of Sprint (including Sprint Sub LLC and any Transfer Entity) or any ERISA Affiliate of any of the foregoing which arise under or relate to any employee benefit plan (as defined in Section 3(3) of ERISA), incentive plan or other benefit arrangement of Sprint, any Subsidiary of Sprint (including any Transfer Entity, Sprint Sub LLC or any ERISA Affiliate of any of the foregoing that is subject to Title IV of ERISA, Section 302 of ERISA, Section 412 of the Code, COBRA or any other statute or regulation that imposes liability on a so-called “controlled group” basis with or without reference to any provision of Section 414 of the Code or Section 4001 of ERISA, including by reason of the Sprint’s affiliation with any of its ERISA Affiliates or NewCo being deemed a successor to any ERISA Affiliate of Sprint or any Subsidiary of Sprint (including any Transfer Entity and Sprint Sub LLC);

(d) all Liabilities of Sprint Sub LLC or any Transfer Entity that do not relate primarily to the Sprint WiMAX Business and do not relate to or arise out of actions or omissions taken by NewCo or any of its Subsidiaries after the Closing Date; or

(e) all Liabilities of Sprint Sub LLC or any Transfer Entity that relate to any pending or future litigation brought by any party to a Sprint Affiliate Management Agreement against Sprint or any of its Affiliates or NewCo or any of its Affiliates regarding the plaintiffs’ contractual arrangements with Sprint and/or its Affiliates (collectively, the “Indemnified Litigation”).

Section 13.2  Indemnification Procedures.

(a) In the case of any Proceeding with respect to which Sprint (the ‘‘Indemnifying Party”) is obligated under Article 13 to indemnify any NewCo Indemnified Person (as the case may be, the “Indemnified Party”), the Indemnified Party will give prompt written notice thereof to the Indemnifying Party. In the event of any Proceeding asserted by any third party (a “Third Party Claim”), the Indemnifying Party may assume the defense of such Third Party Claim by employment of counsel reasonably satisfactory to the Indemnified Party no later than 30 days after the date of the notice. The Indemnified Party’s delay or failure to notify timely the Indemnifying Party will not relieve the Indemnifying Party of its obligations under this Article 13, except to the extent the delay has an adverse impact on the Indemnifying Party’s ability to defend against the Damages. If the Indemnifying Party does assume the defense, the Indemnified Party may, if it so desires, employ counsel at its own expense. In addition, where the named parties to a Proceeding include both the Indemnifying Party and an Indemnified Party, the Indemnified Party shall be entitled to retain its own counsel, at the Indemnifying Party’s expense, where the Indemnified Party has been advised by counsel that there are conflicts of interest between the Indemnifying Party and the Indemnified Party which make representation by the same counsel not appropriate.

(b) The Indemnifying Party may, without the Indemnified Party’s consent, settle or compromise any Third Party Claim or consent to the entry of any judgment if the settlement, compromise or judgment involves only the payment of money by the Indemnifying Party (which payment is made or adequately provided for at the time of the settlement, compromise or judgment), or provides for unconditional release by the claimant or plaintiff of the Indemnified Party (and all of its Affiliates) from all liability with respect to the Third Party Claim and does not impose injunctive relief, admissions against interest or operating restrictions against any of the Indemnified Party or any of its Affiliates. Subject to the provisions of Section 13.2(c), the Indemnified Party will not settle or compromise any Third Party Claim without the prior written consent of the Indemnifying Party.

(c) The Indemnified Party will provide reasonable assistance to the Indemnifying Party in the defense of the Third Party Claim. If the Indemnifying Party does not so assume the defense, the Indemnified Party may do so, with all reasonable costs and expenses thereof being borne by the Indemnifying Party, except that, the Indemnified Party will not, without the prior written consent of the Indemnifying Party, which consent will not to be unreasonably withheld, settle or compromise any Third Party Claim or consent to the entry of any judgment if such settlement, compromise or judgment involves injunctive or other non-monetary relief that adversely affects the Indemnifying Party.

(d) Any refunds of Taxes indemnified or subject to indemnification by Sprint under Section 13.1(b) that are received by NewCo, NewCo LLC or their Subsidiaries will be paid over to Sprint, net of any costs (including Tax costs) incurred or reasonably expected to be incurred by NewCo LLC or any member or subsidiary thereof in recovering or by reason of receipt of such refunds, promptly upon receipt.

Section 13.3  Limitation of Liability.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnifying Party will be liable for any breach or inaccuracy of any representation or warranty of Sprint in Section 7.14 (No Obligations) unless the aggregate amount of Damages incurred by the Indemnified Parties with respect to breaches or inaccuracies of the representations or warranties of Sprint in Section 7.14 (No Obligations) exceeds $25 million (the “Deductible Amount”) and then only to the extent of such excess.

(b) No Party will be liable to any other Party for special, indirect, incidental, exemplary, consequential or punitive damages, or loss of profits, arising from the relationship of the Parties or the conduct of business under, or breach of, this Agreement, except where the damages or loss of profits (i) are claimed by or awarded to a third party in a claim or (ii) arise from a Party’s willful misconduct or intentional misrepresentation.

Section 13.4  Claims Period.  No Indemnified Party may make a claim against an Indemnifying Party (a) under Section 13.1(a) (other than to the extent relating to the breach of a representation set forth in Section 7.7(h) or Section 7.7(i)) after the third anniversary of the Closing Date or (b) under Section 13.1(a) (to the extent relating to a claim for the breach of a representation set forth in Section 7.7(h) or Section 7.7(i)), after the expiration of any applicable statutes of limitation (the applicable period, the ‘‘Claims Period”); provided that claims under Sections 13.1(b)-(e) and Section 13.5 may be made and shall survive indefinitely. Notwithstanding the foregoing, if, before the close of business on the last day of the applicable Claims Period, an Indemnifying Party has been properly notified of a claim for indemnity under this Agreement and the claim has not been finally resolved or disposed of at that date, the claim will continue to survive and will remain a basis for indemnity under this Agreement until the claim is finally resolved or disposed of in accordance with the terms of this Agreement.

Section 13.5  Additional Indemnification by Sprint.  From and after the date hereof, Sprint will indemnify and defend each of the other Parties hereto and their Subsidiaries and their respective successors and assigns (the ‘‘Additional Indemnified Persons”), on a net after-Tax basis, from and against any and all Damages incurred or suffered by any Additional Indemnified Person arising out of, in connection with or relating to the Indemnified Litigation. Sections 13.2 and 13.3(b) shall apply fully, mutatis mutandis, to the indemnification provided provided under this Section 13.5 (with Section 13.2 applying as if, for purposes of that Section, the Additional Indemnified Persons were NewCo Indemnified Persons). None of the Investors or their Subsidiaries or their respective successors and assigns will be entitled to make any claim under this Section 13.5 for any actual or alleged diminution in value of their NewCo Capital Stock or membership interests in NewCo LLC.

Section 13.6  Exclusion of Other Remedies.  From and after the Closing Date, the indemnification obligations set forth in this Article 13 will constitute the sole and exclusive remedies of the Parties for any Damages based on, arising out of or otherwise in respect of any matter addressed in Section 13, except for remedies involving specific performance or other equitable relief.

ARTICLE 14

MISCELLANEOUS PROVISIONS

Section 14.1  Notices.  All notices, communications and deliveries under this Agreement will be made in writing signed by or on behalf of the Party making the notice, communication or delivery, will specify the Section under this Agreement under which it is given or being made, and will be delivered by first class mail (certified or registered mail, postage prepaid, return receipt requested), by hand or established overnight courier (with evidence of delivery and postage and other fees prepaid) or facsimile transmission (with facsimile acknowledgment) as follows:

To Clearwire:

Clearwire Corporation
4400 Carillon Point
Kirkland, Washington 98033
Attention: Chief Executive Officer
Facsimile No.: (425) 828-8061

with copies to:

Clearwire Corporation
4400 Carillon Point
Kirkland, Washington 98033
Attention: Legal Department
Facsimile No.: (425) 216-7776

Davis Wright Tremaine LLP
1201 Third Avenue, Suite 2200
Seattle, Washington 98101
Attention: Sarah English Tune
Facsimile No.: (206) 757-7161

Kirkland & Ellis LLP
Citigroup Center
153 East 53rd Street
New York, New York 10022
Attention: Joshua N. Korff
Facsimile No.: (212) 446-6460

To Sprint:

Sprint Nextel Corporation
2001 Edmund Halley Drive
Reston, Virginia 20191
Attention: President of Strategic Planning and Corporate Initiatives
Facsimile No.: (703) 433-4034

with copies to:

Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
Attention: Vice President — Law, Corporate Transactions and Business Law
Facsimile No.: (913) 523-9803

King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309
Attention: Michael J. Egan
Facsimile No.: (404) 572-5100

To Comcast:

Comcast Corporation
One Comcast Center
1701 John F. Kennedy Boulevard
Philadelphia, Pennsylvania 19103
Attention: Chief Financial Officer
Facsimile No.: (215) 286-1240

with copies to:

Comcast Corporation
One Comcast Center
1701 John F. Kennedy Boulevard
Philadelphia, Pennsylvania 19103
Attention: General Counsel
Facsimile No.: (215) 286-7794

Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Attention: David L. Caplan
Facsimile No.: (212) 450-3800

To TWC:

Time Warner Cable Inc.
One Time Warner Center
North Tower
New York, New York 10019
Attention: General Counsel
Facsimile No.: (212) 364-8254

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attention: Matthew W. Abbott
Robert B. Schumer
Facsimile No.: (212) 757-3990

To BHN:

Bright House Networks, LLC
c/o Advance/Newhouse Partnership
5000 Campuswood Drive
East Syracuse, New York 13057
Attention: Mr. Leo Cloutier
Facsimile No.: (315) 438-4643

with a copy to:

Sabin, Bermant & Gould LLP
Four Times Square
New York, New York 10036
Attention: Arthur J. Steinhauer, Esq.
Facsimile No.: (212) 381-7218

To Google:

Google Inc.
1600 Amphitheatre Parkway
Mountain View, California 94043
Attn: General Counsel
Facsimile No.: (650) 887-2421

with a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304
Attn: David Segre, Esq.
Facsimile No.: (650) 493-6811

To Intel:

Intel Corporation
2200 Mission College Blvd., MS RN6-65
Santa Clara, California 95054-1549
Attention: President, Intel Capital
Facsimile No.: (408) 765-8871

Intel Corporation
2200 Mission College Blvd., MS RN6-59
Santa Clara, California 95054-1549
Attention: Intel Capital Portfolio Manager
Facsimile No.: (408) 765-6038

Intel Corporation
2200 Mission College Blvd., MS RN4-151
Santa Clara, California 95054-1549
Attention: Intel Capital Group General Counsel
Facsimile No.: (408) 653-9098

Intel Corporation
2200 Mission College Blvd., MS RN5-125
Santa Clara, California 95054-1549
Attention: Director, U.S. Tax and Trade
Facsimile No.: (408) 765-1733

with copies to:

Gibson, Dunn & Crutcher LLP
1881 Page Mill Road
Palo Alto, California 94304
Attention: Gregory T. Davidson
Facsimile No.: (650) 849-5050

Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, California 90071-3197
Attention: Paul S. Issler
Facsimile No.: (213) 229-6763

or to the other representative or at the other address of a party as the party may furnish to the other parties in writing. Any notice, communication or delivery will be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, communication or delivery shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 14.2  Schedules and Exhibits.  The Disclosure Schedules and Exhibits are incorporated into this Agreement and are made a part of this Agreement as if set out in full in this Agreement.

Section 14.3  Assignment; Successors in Interest.  No assignment or transfer by any Party of the Party’s rights and obligations under this Agreement will be made except with the prior written consent of the other Parties, except that each Investor may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more, but no more than five, of its direct or indirect wholly owned Subsidiaries at any time; provided that such transfer or assignment does not delay or adversely affect the Closing and shall not relieve such Investor of its obligations hereunder or enlarge, alter or change any obligation of any other Party hereto or due to such Investor; provided, further, that to the extent any Investor assigns the right to make all or a portion of its Investment to any direct or indirect wholly owned Subsidiary in accordance with the immediately preceding proviso, such Subsidiary shall, upon making all or such portion of such Investment at the Closing, become a “Equityholder” and “Member” of NewCo and NewCo LLC, respectively, at the Closing. This Agreement will be binding on and will inure to the benefit of the Parties and their successors and permitted assigns, and any reference to a Party will also be a reference to the successors (whether by merger, operation of law or otherwise) or permitted assigns of that Party.

Section 14.4  Controlling Law; Amendment.  This Agreement will be governed by and construed and enforced in accordance with the internal Laws of the State of Delaware without reference to its choice of law rules. This Agreement may not be amended, modified or supplemented except by written agreement of the Parties.

Section 14.5  Jurisdiction.  Any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions may only be brought in the courts of the State of Delaware or the federal courts located in the State of Delaware, and each of the Parties consents to the jurisdiction of the courts (and of the appropriate appellate courts therefrom) in any Proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any Proceeding in any court or that any Proceeding that is brought in any court has been brought in an inconvenient forum. Process in any Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of the court. Without limiting the foregoing, each Party agrees that service of process on the Party as provided in Section 14.1 will be deemed effective service of process on the Party.

Section 14.6  Specific Performance and Other Remedies.  Each Party acknowledges that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that, if any Party violates or fails or refuses to perform any covenant or agreement made by it in this Agreement, the non-breaching Party or Parties may be without an adequate remedy at law. Notwithstanding the provisions of

Section 13.6, if any Party violates or fails or refuses to perform any covenant or agreement made by the Party in this Agreement, the non-breaching Party or Parties may, subject to the terms of this Agreement and in addition to any remedy at law for damages or other relief, institute and prosecute a Proceeding in any court of competent jurisdiction to enforce specific performance of the covenant or agreement or seek any other equitable relief.

Section 14.7  Severability.  Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any prohibition or unenforceability in one jurisdiction will not invalidate or render unenforceable the provision in any other jurisdiction. If permitted by Law, each Party waives any provision of Law that renders any provision prohibited or unenforceable in any respect.

Section 14.8  Counterparts.  This Agreement may be executed in two or more counterparts, each of which will be deemed an original, and it will not be necessary in making proof of this Agreement or the terms of this Agreement to produce or account for more than one counterparts.

Section 14.9  Enforcement of Certain Rights.  Except (i) as set forth in Section 10.6 and (ii) NewCo’s rights pursuant to Article 13, nothing expressed or implied in this Agreement is intended, or will be construed, to confer on or give any Person other than the Parties, and their successors or permitted assigns, any right, remedy, obligation or liability under or by reason of this Agreement, or result in the Person’s being deemed a third party beneficiary of this Agreement.

Section 14.10  Waiver.  Any provision of this Agreement may be waived if, but only if, such waiver is in writing and is signed by the Party against whom the waiver is to be effective. A waiver by a Party of the performance of any covenant, agreement, obligation, condition, representation or warranty will not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any Party of the performance of any act will not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

Section 14.11  Non-Survival of Representations and Warranties and Agreements.  Except for the representations and warranties contained in Section 4.3(d) and described in Section 13.1(a), the representations and warranties in this Agreement will terminate at the Closing Date or on the termination of this Agreement under Section 12.1. Any covenant or other agreement of any Party herein shall survive the Closing hereunder indefinitely or for such lesser period of time as may be specified herein; provided that with respect to any covenant or other agreement that would otherwise terminate at a specified time, breaches of such covenant or other agreement will survive the Closing indefinitely. No Party to this Agreement will have or make any claim against any other Party to this Agreement with respect to or arising out of the Transactions except with respect to those agreements that survive Closing or the termination of this Agreement under Section 12.1, and, in any event, solely under the explicit provisions of this Agreement.

Section 14.12  Integration.  This Agreement supersedes all negotiations, agreements and understandings among the Parties with respect to the subject matter of this Agreement, and, together with the Transaction Related Agreements, constitutes the entire agreement among the Parties with respect to the Transactions.

Section 14.13  Cooperation Following the Closing.  Following the Closing, each Party will deliver to the other Party the further information and documents and will execute and deliver to the other Party the further instruments and agreements as any other Party may reasonably request to consummate or confirm the Transactions, to accomplish the purpose of this Agreement or to assure to the other Party the benefits of this Agreement.

Section 14.14  Fees.

(a) Each Party will pay any HSR Act filing fees applicable to such Party and any filing fees related to any filing made by such Party under foreign antitrust Laws. Except as set forth in Section 10.11, each Party will pay its own fees, costs and expenses incurred in connection with this Agreement and the Transactions, including the fees, costs and expenses of its accountants, investment banks and counsel; provided that the fees payable by Clearwire and any of its Subsidiaries (including, after the Closing, NewCo and any of its Subsidiaries) to the Independent Advisor shall not be in excess of the amount set forth on Section 6.19 of the Clearwire Disclosure Schedule.

(b) If a Clearwire Payment Event (as defined below) occurs, Clearwire will pay (by wire transfer of immediately available funds), no later than the time specified in Section 14.14(c) below, to Sprint, a fee of $60,000,000. ‘‘Clearwire Payment Event” means the termination of this Agreement under

(i) Section 12.1(b)(iii), 12.1(c)(i), or 12.1(d)(i),

(ii) Section 12.1(c)(ii) or 12.1(d)(ii), solely due to a breach by Clearwire, or

(iii) Section 12.1(e) or Section 12.1(f) only if (A) before the Clearwire Stockholder Meeting an Acquisition Proposal will have been made to Clearwire or will have been made directly to the stockholders of Clearwire generally or will have otherwise become publicly known or any Person will have publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an Acquisition Proposal and (B) within 12 months following the date of the termination: (1) Clearwire merges with or into, or is acquired, directly or indirectly, by merger or otherwise by, a third party; (2) a third party, directly or indirectly, acquires more than 50% of the total assets of Clearwire and its Subsidiaries, taken as a whole; (3) a third party, directly or indirectly, acquires more than 50% of the outstanding shares of Clearwire Capital Stock or (4) Clearwire or any Clearwire Subsidiary(ies) will have entered into any contract or agreement providing for any of the actions, or the Clearwire Board of Directors recommends to its stockholders any transaction that would have any of the effects, described in any of the immediately preceding clauses (1) through (3).

(c) If a Clearwire Payment Event occurs, Clearwire shall pay to Sprint the amount due to Sprint pursuant to Section 14.14(b) as follows: (x) simultaneously with the occurrence of such Clearwire Payment Event, if the Agreement is terminated by Clearwire pursuant to Section 12.1(b)(iii) or (y) within two Business Days following such Clearwire Payment Event, if the Agreement is terminated with respect to any other Clearwire Payment Event.

(d) Each of the Parties acknowledges that the agreements contained in this Section 14.14 are an integral part of the Transactions contemplated by this Agreement and that, without these agreements, no Party would enter into this Agreement. Accordingly, if Clearwire fails promptly to pay any amount due under this Section 14.14, Clearwire will also pay any costs and expenses incurred by Sprint in connection with a legal action to enforce this Agreement that results in a judgment against the non-paying party for that amount, together with interest on the amount of any unpaid fee or expense at the publicly announced prime rate of Citibank, N.A. from the date that fee was required to be paid to, but excluding, the payment date.

Section 14.15  Waiver of Jury Trial.  Each of the Parties irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the Transactions.

Section 14.16  Investor Rights and Obligations.  Notwithstanding any other provision of this Agreement to the contrary, (a) the obligations of each of Comcast, TWC, BHN, Google and Intel under this Agreement shall be several with respect to itself (and not joint or joint and several) and (b) the rights granted to the Investors or each of Comcast, TWC, BHN, Google and Intel under this Agreement (including, rights to invoke Closing Conditions, to terminate this Agreement and to enforce covenants, except as specifically provided in this Agreement) may be exercised by each such Investor individually. For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, none of Time Warner Inc. or any of its Affiliates other than TWC shall have any obligations or liabilities under this Agreement, express, implied or otherwise.

Section 14.17  Interpretation.  Unless the context of this Agreement otherwise clearly requires,

(a) references to the plural include the singular, and references to the singular include the plural,

(b) the words “include,” “includes” and “including” do not limit the preceding terms or words and will be deemed to be followed by the words “without limitation,”

(c) references to any Person include the successors and permitted assigns of that Person,

(d) the terms “day” and “days” mean and refer to calendar day(s),

(e) the terms “year” and “years” mean and refer to calendar year(s), and

(f) the words “in full force and effect,” when used with respect to any contract, agreement or other arrangement that is binding or purports to be binding, mean, without limitation, that, if applicable, such contract, agreement or arrangement has been assumed by the relevant party pursuant to Section 365 of the Bankruptcy Code.

Unless otherwise set forth in this Agreement, references in this Agreement to

(i) any document, instrument or agreement (including this Agreement)

(A) includes and incorporates all Schedules and Exhibits,

(B) includes all documents, instruments or agreements issued or executed in replacement of those documents, instruments or agreements, and

(C) means the document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and

(ii) all Article, Section, Schedule and Exhibit references in this Agreement are to Articles, Sections, Schedules and Exhibits of this Agreement, unless otherwise specified. This Agreement will not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.

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IN WITNESS WHEREOF, the parties to this Agreement have executed this Transaction Agreement and Plan of Merger as of the date set forth in the first paragraph of this Agreement.

CLEARWIRE CORPORATION

By:	/s/ Benjamin Wolff
Name: Benjamin G. Wolff
Title:  Chief Executive Officer

[Signature Page to the Transaction Agreement and Plan of Merger]

SPRINT NEXTEL CORPORATION

By:	/s/ Keith O. Cowan
Name: Keith O. Cowan
Title: President of Strategic Planning and
          Corporate Initiatives

[Signature Page to the Transaction Agreement and Plan of Merger]

COMCAST CORPORATION

By:	/s/ Robert S. Pick
Name: Robert S. Pick
Title:  Senior Vice President

[Signature Page to the Transaction Agreement and Plan of Merger]

TIME WARNER CABLE INC.

By:	/s/ Robert Marcus
Name: Robert D. Marcus
Title:   Senior Executive Vice President and Chief
           Financial Officer

[Signature Page to the Transaction Agreement and Plan of Merger]

BRIGHT HOUSE NETWORKS, LLC

By:	/s/ Leo Cloutier
Name: Leo Cloutier
Title:  Vice President, Strategy & Partnership

[Signature Page to the Transaction Agreement and Plan of Merger]

GOOGLE INC.

By:	/s/ J. Kent Walker
Name: J. Kent Walker
Title:  Vice President and General Counsel

[Signature Page to the Transaction Agreement and Plan of Merger]

INTEL CORPORATION

By:	/s/ Arvind Sodhani
Name: Arvind Sodhani
Title: Executive Vice President,
           Intel Capital

[Signature Page to the Transaction Agreement and Plan of Merger]

EXHIBIT A

DEFINITIONS

For purposes of this Agreement, the following terms have the meanings set forth on this Exhibit A:

“2.5 GHz Spectrum” means any spectrum authorized by the FCC under licenses for BRS or EBS.

“3G MVNO Agreement” means the MVNO Support Agreement dated as of the date hereof, among Sprint Spectrum L.P., BHN Spectrum Investments, LLC, Comcast MVNO II, LLC and TWC Wireless, LLC, as amended, modified or supplemented from time to time.

“Accounting Referee” has the meaning set forth in Section 1.2(c).

“Acquisition Proposal” means, other than the Transactions, in respect of Clearwire, any offer, proposal or inquiry relating to, or any indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of Clearwire and its Subsidiaries or over 20% of any class of equity or voting securities of Clearwire or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of Clearwire in a single transaction or a series of related transactions, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a Person beneficially owning 20% or more of any class of equity or voting securities of Clearwire or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of Clearwire in a single transaction or a series of related transactions, or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Clearwire or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of Clearwire in a single transaction or a series of related transactions.

“Additional Indemnified Persons” has the meaning set forth in Section 13.5.

“Adjustment Amount” means, with respect to an Investor making its Investment (or the applicable portion of its Investment) under Section 4.1, the number equal to the number of Class B Common Units issued to such Investor pursuant to Section 4.1(a), or with respect to an Investor making its Investment (or the applicable portion of its Investment) under Section 4.2, the number equal to the number of shares of Class A Common Stock issued to such Investor pursuant to Section 4.2(a), in each case minus the quotient (rounded to the nearest whole number) obtained by dividing such Investor’s Investment by the NewCo Volume Weighted Share Price.

“Adjustment Date” means the date that is the ninetieth (90th) day after the Closing Date, or the following Business Day if that date is not a Business Day.

“Adverse Recommendation Change” means either (i) any failure by the Board of Directors of Clearwire to make, or any withdrawal or modification in a manner adverse to Sprint or the Investors of, the Clearwire Recommendation or (ii) any recommendation by Clearwire’s Board of Directors of an Acquisition Proposal.

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, the Person; provided that following the Closing, (i) neither NewCo nor any of its Subsidiaries shall be considered an Affiliate of any of Sprint or the Investors or their respective Affiliates (other than NewCo and its Subsidiaries) and (ii) none of Sprint or the Investors or their respective Affiliates (other than NewCo and its Subsidiaries) shall be considered an Affiliate of NewCo and its Subsidiaries. For purposes of this definition, the term “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Ancillary Agreements” means, collectively, the following documents:

(i) the 3G MVNO Agreement,

(ii) the 4G MVNO Agreement to be entered into as of the Closing Date among NewCo LLC, Sprint Spectrum L.P., BHN Spectrum Investments, LLC, Comcast MVNO II, LLC and TWC Wireless, LLC, substantially in the form agreed to by the Parties as of the date of this Agreement,

(iii) the Network Master Services Agreement to be entered into as of the Closing Date between NewCo LLC and Sprint Solutions, Inc., substantially in the form agreed to by the Parties as of the date of this Agreement,

(iv) the IT Master Services Agreement to be entered into as of the Closing Date between NewCo LLC and Sprint Solutions, Inc., substantially in the form agreed to by the Parties as of the date of this Agreement,

(v) the Master Site Agreement to be entered into as of the Closing Date between NewCo LLC and a Subsidiary of Sprint, substantially in the form agreed to by the Parties as of the date of this Agreement,

(vi) the Intellectual Property Agreement to be entered into as of the Closing Date between NewCo LLC and Sprint, substantially in the form agreed to by the Parties as of the date of this Agreement,

(vii) the Google Agreements,

(viii) the Intel Agreements,

(ix) the Registration Rights Agreement,

(x) the Secured Note Documentation,

(xi) the Equityholders’ Agreement,

(xii) the NewCo LLC Agreement,

(xiii) the Parent Agreements to be entered into as of the Closing Date, substantially in the form attached as Exhibit G to the Equityholders’ Agreement,

(xiv) the Strategic Investor Agreement entered into among Comcast, TWC, BHN and Google as of the date hereof, as amended from time to time,

(xv) the National Retailer Agreement to be entered into as of the Closing Date between Sprint and NewCo, substantially in the form agreed to by the Parties as of the date of this Agreement,

(xvi) the Authorized Sales Representative Agreement to be entered into as of the Closing Date between Sprint and NewCo, substantially in the form agreed to by the Parties as of the date of this Agreement,

(xvii) the Letter Agreement re: Open Patent Alliance, LLC entered into as of the date hereof among Clearwire, Sprint and Intel, and

(xviii) the Joinder to LLC Agreement to be entered into among Sprint, Clearwire and Open Patent Alliance, LLC, substantially in the form agreed to by the Parties as of the date of this Agreement.

“Assumed Note” has the meaning set forth in Section 1.2(a).

“Bankruptcy” means, with respect to any Person, (i) one or more lenders notify such Person in writing that such lender(s) are declaring amounts in excess of $1 billion in the aggregate owed to such lender(s) to be immediately due and payable prior to the scheduled maturity of such obligations and such Person has not repaid such debt or cured the default(s) giving rise to such notification within the earlier of (A) 10 Business Days after receipt of such notification and (B) the satisfaction or waiver of the Closing Conditions (excluding conditions that by their nature cannot be satisfied until the Closing); (ii) such Person applies for, consents to, or acquiesces in, the appointment of a trustee, receiver, sequestrator or other custodian for substantially all of its property; (iii) such Person, in the absence of an application, consents or acquiesces, permits or suffers to exist the appointment of a trustee, receiver, sequestrator or other custodian for it or substantially all of its property; (iv) such Person voluntarily commences any bankruptcy, reorganization, or other case or proceeding under any bankruptcy, insolvency or similar laws affecting creditors’ rights, or any dissolution, winding up or liquidation proceeding; (v) such Person fails to obtain the dismissal of any petition for the commencement of a case under any present or future bankruptcy, insolvency or similar statute, law or regulation within the earlier of (A) sixty (60) days and (B) the satisfaction or waiver of the Closing Conditions (excluding conditions that by their nature cannot be satisfied until the Closing); (vi) such Person admits in writing that it will be unable to pay its debts as they come due; (vii) such Person has made a general assignment for the benefit of creditors; (viii) the board of directors of such Person takes any action authorizing any of the foregoing; or (ix) (A) the present fair market value of such Person’s assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured or (B) the sum of such Person’s debts (as such term is defined in Section 101 of the Bankruptcy Code) is greater than all of its property, at fair market valuation, exclusive of property transferred, concealed or removed with the intent to hinder, delay or defraud its creditors. Notwithstanding the foregoing, subsection (i) shall not apply with respect to a notice of default resulting from the failure of Clearwire to obtain the Credit Agreement Consent if the applicable Parties have waived the Closing Conditions in Section 9.1(o).

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy”, as now and hereafter in effect, or any successor statute.

“Bankruptcy Exception” has the meaning set forth in Section 6.1(a).

“BHN” has the meaning set forth in the Preamble.

“BRS” Broadband Radio Service means radio service licensed by the FCC under Part 27 of Title 47 of the Code of Federal Regulations, as amended and interpreted by the FCC, which can be used to provide fixed and mobile wireless services.

“BTA” means a Basic Trading Area, as determined by the FCC.

“Burdensome Condition” has the meaning set forth in Section 10.3(d).

“Business Day” means a day that is not a Saturday or Sunday or other day that banks are authorized by Law to be closed in New York, New York.

“Capital Stock” of any entity means the issued and outstanding equity interests, including limited liability company interests, of the entity.

“Cash Payment” has the meaning set forth in Section 1.2(b).

“Certificate of Merger” has the meaning set forth in Section 2.4.

“Certificates” has the meaning set forth in Section 2.6(a).

“Claims Period” has the meaning set forth in Section 13.4.

“Class A Common Stock” has the meaning set forth in the Recitals.

“Class A Common Units” has the meaning set forth in the NewCo LLC Agreement.

“Class B Common Stock” has the meaning set forth in the Recitals.

“Class B Common Units” has the meaning set forth in the NewCo LLC Agreement.

“Clearwire” has the meaning set forth in the Preamble.

“Clearwire Assets” means:

(i) the Clearwire Contracts;

(ii) the Clearwire Licenses;

(iii) the Clearwire Leases;

(iv) the Clearwire Network Assets; and

(vi) all Governmental Licenses relating to any Clearwire License, Clearwire Lease or Clearwire Network Asset.

“Clearwire Benefit Plans” has the meaning set forth in Section 6.16.

“Clearwire Budget” means the budget in the form agreed to by Clearwire and the Investors and that has been provided to the Investors (but not to Sprint).

“Clearwire Capital Stock” means the Capital Stock of Clearwire.

“Clearwire Class A Common Stock” has the meaning set forth in the Recitals.

“Clearwire Class B Common Stock” has the meaning set forth in the Recitals.

“Clearwire Closing Date MHz-Pops” has the meaning set forth in Section 9.2(d).

“Clearwire Contracts” means any contracts of Clearwire or any of Subsidiaries (other than Clearwire Licenses or Clearwire Leases).

“Clearwire De Facto Transfer Lease” means a Clearwire Lease that is a long term de facto transfer leasing arrangement pursuant 47 C.F.R. 1.9030.

“Clearwire Disclosure Schedule” has the meaning set forth in the preamble to Article 6.

“Clearwire Employee” means each employee of Clearwire or its Subsidiaries as of the Closing Date.

“Clearwire In-Lease” means any Clearwire Lease other than (i) a Lease under which Clearwire or any of its Subsidiaries is the lessor or sublessor or (ii) any such Lease under which Clearwire or any of its Subsidiaries is the lessee of a Sprint License.

“Clearwire Lease” means any Lease under which Clearwire or any of the Domestic Clearwire Subsidiaries is a party and that encumbers any License.

“Clearwire Leased FCC Licenses” has the meaning set forth in Section 6.4(h).

“Clearwire Licenses” means the Licenses held by Clearwire or any of the Domestic Clearwire Subsidiaries.

“Clearwire License Disputes” has the meaning set forth in Section 6.6(b).

“Clearwire License Facilities” has the meaning set forth in Section 6.3(c).

“Clearwire Material Adverse Effect” means any state of facts, change, event, effect or occurrence (when taken together with all other states of fact, changes, events, effects or occurrences) that is or would be reasonably likely to be materially adverse to (a) the condition (financial or otherwise), business, assets or liabilities of Clearwire and its Subsidiaries taken as a whole, or (b) the ability of Clearwire and NewCo to consummate any of the Transactions. However, none of the following, either alone or in combination, will constitute or be taken into account in determining whether there has been a Clearwire Material Adverse Effect for purposes of clause (a): (i) any change in the market price of the Capital Stock of Clearwire after the date of this Agreement (except this clause (i) does not exclude any underlying circumstance, change, event, fact, development or effect that may have caused that change in market price), (ii) changes, circumstances or conditions generally affecting any industry in which Clearwire or any of its Subsidiaries participate and not having a materially disproportionate effect on Clearwire and its Subsidiaries, as compared to other companies in its industry, (iii) changes generally affecting United States or global economic conditions or financial, banking or securities markets, (iv) the suspension of trading in or the delisting of Clearwire’s securities on the Nasdaq Stock Market or any other national securities exchange or other trading market, (except this clause (iv) does not exclude any underlying circumstances, change, event, fact, development or effect that may have caused the suspension or delisting), (v) changes resulting from a change in any applicable law, rule or regulation or GAAP or official interpretation thereof or other accounting requirement or principle and not having a materially disproportionate effect on Clearwire and its Subsidiaries as compared to other companies in its industry, (vi) changes resulting from any act of God; (vii) changes resulting from any act of war or terrorism (or any escalation thereof) or any national or international political or social event or condition, including the engagement by the United States in hostilities or the expansion of hostilities ongoing on the date of this Agreement, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States and not uniquely targeting or having a unique or materially disproportionate effect on Clearwire and its Subsidiaries, or (viii) changes, facts, circumstances or conditions attributable solely to the announcement or existence of this Agreement or any Transaction contemplated by or in compliance with any term of this Agreement; provided, however, that the exception in this clause (viii) will not be deemed to apply to references of Clearwire Material Adverse Effect in the representations and warranties set forth in Sections 6.2 and 6.10 and, to the extent related to such representations and warranties, the conditions set forth in Sections 9.2(a) and 9.4(a).

“Clearwire Network Assets” means the tower sites, equipment and related assets (including design plans) owned by Clearwire or any of the Domestic Clearwire Subsidiaries and used solely in connection with the Clearwire Licenses.

“Clearwire Out-Lease” means any Clearwire Lease under which Clearwire or any of its Subsidiaries is the lessor or sublessor, other than any such Lease under which (i) Sprint or any of its Subsidiaries is the lessee of a Clearwire License (ii) that expires by its terms within 12 months of the Execution Date or (iii) the terms of which permit Clearwire to terminate such Clearwire Lease within 12 months of the Execution Date.

“Clearwire Payment Event” has the meaning set forth in Section 14.14(b).

“Clearwire Recommendation” has the meaning set forth in Section 10.7.

“Clearwire Stockholder Approval” has the meaning set forth in Section 6.1(a).

“Clearwire Stockholder Meeting” has the meaning set forth in Section 10.7.

“Clearwire Stock Option” has the meaning set forth in Section 2.7(a).

“Clearwire Stock Option Plans” has the meaning set forth in Section 2.7(a).

“Clearwire Sub LLC” has the meaning set forth in the Recitals.

“Clearwire Transaction Tax Items” has the meaning set forth in Section 6.7(i).

“Clearwire Warrant” has the meaning set forth in Section 2.8.

“Clearwire Warrant Agreements” has the meaning set forth in Section 2.8.

“Closing” has the meaning set forth in Section 2.3.

“Closing Conditions” has the meaning set forth in Section 2.1.

“Closing Date” means the date on which the Closing occurs.

“Code” has the meaning set forth in the Recitals.

“Comcast” has the meaning set forth in the Preamble.

“Communications Act” means the Communications Act of 1934 and all regulations and rules promulgated under it.

“Consents” means the Governmental Consents, the consents set forth on Section 6.2 of the Clearwire Disclosure Schedule and Section 7.2 of the Sprint Disclosure Schedule and any other third party consent required to effect any aspect of the Transactions.

“Credit Agreement” means the Credit Agreement dated as of July 3, 2007 among Clearwire, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Syndication Agent, Morgan Stanley & Co., Inc., as Collateral Agent, Morgan Stanley Senior Funding, Inc., as Administrative Agent, and the lenders thereto, as amended from time to time.

“Credit Agreement Consent” has the meaning set forth in Section 9.1(o).

“Credit Agreement Refinancing” has the meaning set forth in Section 9.1(o)).

“Daily Sales Price” for any Trading Day means the volume weighted intraday average price per share of Class A Common Stock as of the closing of the Trading Day as reported by Nasdaq or the NYSE, if applicable.

“Damages” means the amount of any loss, liability, claim, damage, Taxes, expense (including costs of investigation and defense and reasonable attorneys’ fees) or diminution of value, whether or not involving a third-party claim.

“Deductible Amount” has the meaning set forth in Section 13.3(a).

“Debt Financing” has the meaning set forth in Section 10.8(d).

“Delaware Law” has the meaning set forth in Section 2.2.

“Disclosure Schedule” means the disclosure schedules to this Agreement delivered by the Parties on the Execution Date.

“DGCL” has the meaning set forth in Section 2.2.

“DLLC” has the meaning set forth in Section 2.2.

“D&O Insurance” has the meaning set forth in Section 10.6(b).

“Domestic Clearwire Subsidiary” means any Subsidiary of Clearwire other than Clearwire International LLC and its Subsidiaries.

“Eagle River” has the meaning set forth in the Recitals.

“EBS” means Educational Broadband Service, a fixed or mobile service, the licensees of which are educational institutions or non-profit educational organizations, and intended primarily for video, data, or voice transmissions of instructional, cultural, and other types of educational material licensed by the FCC under Part 27 of Title 47 of the Code of Federal Regulations, as amended and interpreted by the FCC.

“Effective Time” has the meaning set forth in Section 2.4.

“Encumbrance” means any charge, claim, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership, except for the following “Permitted Encumbrances”:

(a) liens in respect of property taxes or similar assessments, governmental charges or levies that (i) relate solely to the interests of a ground lessor and are not, in the aggregate for all such interests, in excess of $10 million, or (ii) are not yet due and payable;

(b) liens of landlords’, laborers’, shippers’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens imposed by law, (i) that relate solely to the interests of a ground lessor and are not in excess of $50,000, or (ii) arising in the ordinary course of business and securing obligations that are not yet due and payable;

(c) any easements, rights of public utility companies, rights-of-way, covenants, conditions, licenses, restrictions, reservations of mineral rights (with surface rights being waived) or similar non-monetary encumbrances that do not impair the use or operation of the applicable property, including property used as a communications tower site and the rental of that site to tower subtenants,

(d) rights of tenants in possession of a telecommunications tower site under a collocation agreements,

(e) ground lessor mortgages,

(f) other matters filed in the public real estate records which do not materially impair, in the lessee’s reasonable discretion, the use or operation of applicable property, including property used as a communication tower site and the rental of that site to tower subtenants, and

(g) liens on the shares of Capital Stock of Clearwire.

“Environmental Laws” means any Law relating to the environment (including air, water, vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), to pollutants, contaminants, wastes, chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, wastes or materials, or to human health or safety as it relates to the environment, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq., the National Environmental Policy Act, 42 U.S.C. § 4321 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 33 U.S.C. § 2601 et seq., the National Historic Preservation Act, 16 U.S.C. § 470 et. seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. § 136 et seq., and the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq., and the regulations promulgated under these Laws, and all analogous state or local Laws, in the case of each of these federal, state or local Laws and regulations, as amended.

“Equityholders’ Agreement” has the meaning set forth in Section 1.3.

“ERISA” has the meaning set forth in Section 6.16.

“ERISA Affiliate” has the meaning set forth in Section 6.16.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means American Stock Transfer.

“Execution Date” has the meaning set forth in the Preamble.

“FCC” means the Federal Communications Commission.

“FCC Consent” means that the FCC has released one or more public notices which, considered together, constitute its consent to the transfer of control or assignment of (i) each Clearwire License and Sprint License, and (ii) each Clearwire Lease or Sprint Lease requiring such consent, which are included in the Transactions; provided that if the FCC has released a public notice, news release or similar document or announcement that it will release a formal order addressing one or more of such transfers of control or assignments, the FCC has released a formal order affirmatively consenting to such transfers of control or assignments and setting forth the detailed terms and conditions, if any, thereof, and such order has become effective.

“FCC Rules” means the Communications Act, and the rules and regulations established by the FCC under the Communications Act, as codified in Title 47 of the Code of Federal Regulations, as any of them may be modified or amended from time to time hereafter, together with all orders and public notices of the FCC.

“Final Determination” means (i) any final determination of liability in respect of a Tax, that under applicable Law, is not subject to further appeal, review or modification through Proceedings or otherwise (including the expiration of the statute of limitations or a period for the filing of claims for refunds, amended Tax Returns or appeals from adverse terminations), including a “determination” as defined in Section 1313(a) of the Code or execution of an Internal Revenue Service Form 870 or 870AD (or comparable events for state, local or foreign income Tax purposes), (ii) the payment of Tax by a Party or any of their Affiliates, whichever is responsible for payment of such Tax under applicable Law with respect to any item disallowed or adjusted by a Taxing Authority, (iii) the execution by a Party or any of its Affiliates of an Issue Resolution Agreement (or similar or successor agreement, or comparable agreement for state, local or foreign income Tax purposes) in respect of a Tax pursuant to the Internal Revenue Service Compliance Assurance Process program (or similar or successor program, or comparable program for state, local or foreign income Tax purposes) or (iv) the receipt by a Party or any of its Affiliates of a Full or Partial Letter of Acceptance (or similar or successor agreement, or comparable agreement for state, local or foreign income Tax purposes) in respect of a Tax pursuant to the Internal Revenue Service Compliance Assurance Process program (or similar or successor program, or comparable program for state, local or foreign income Tax purposes).

“Final Order” means that 41 days have elapsed from the date of the FCC’s issuance of public notice of an action without any filing of any adverse request, petition or appeal by any third Person or adverse action by the FCC on its own motion, or, if challenged, the action will have been reaffirmed or upheld and the applicable period for seeking further administrative or judicial review will have expired without the filing of any action, petition or request for further review.

“Financial Statements” means all of the financial statements made by the applicable party included in filings made to the SEC, including any related notes thereto.

“GAAP” has the meaning set forth in Section 6.12(d).

“Google” has the meaning set forth in the Preamble.

“Google Agreements” means (i) the Products and Services Agreement to be entered into as of the Closing Date between Google and NewCo LLC, (ii) the Spectrum Agreement to be entered into as of the Closing Date between Google and NewCo LLC and (iii) the Letter Agreement to be entered into as of the Closing Date among NewCo, NewCo LLC, Comcast, Google and TWC, each substantially in the form agreed to by the Parties as of the date of this Agreement.

“Governmental Authority” means any (i) nation, state, county, city, town, village, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, or other government; (iii) governmental or quasi-governmental authority of any nature; or (iv) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing power or authority of any nature.

“Governmental Consents” means the following consents, approvals, authorizations or permits of, or filings with or notification to, any Governmental Authority required for the performance of this Agreement:

(a) the applicable requirements, if any, of the Securities Act, the Exchange Act, state securities or “blue sky” Laws and filing and recordation of appropriate merger documents as required by Delaware Law,

(b) those required by the HSR Act and any applicable foreign antitrust Laws;

(c) the approval of the FCC and any applicable foreign Governmental Authorities governing telecommunications services, and

(d) filings with the SEC.

“Governmental Licenses” means all notifications, licenses, permits (including environmental, construction and operation permits), franchises, certificates, approvals, exemptions, classifications, registrations and other similar documents and authorizations issued by a Governmental Authority, and applications therefor, except Licenses issued by the FCC.

“GSA” has the meaning set forth in the definition of MHz-Pops.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” of any Person means, at any date, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person to pay the deferred purchase price of property or services, other than (A) obligations under spectrum purchase agreements and purchase agreements for tower sites, equipment and related assets not yet due and payable as of the Closing Date and (B) trade accounts payable arising in the ordinary course of business, (iv) all obligations of such Person as lessee which are capitalized in accordance with GAAP, (v) all non-contingent obligations of such Person to reimburse any bank or other Person in respect of amounts paid under a letter of credit or similar instrument, (vi) all Indebtedness secured by an Encumbrance on any asset of such Person, whether or not such Indebtedness is otherwise an obligation of such Person, but only to the extent of such Encumbrance, and excluding any purchase money security interests and (vii) all guarantees by such Person of Indebtedness of another Person (each such guarantee to constitute Indebtedness in an amount equal to the amount of such other Person’s Indebtedness guaranteed thereby).

“Indemnified Litigation” has the meaning set forth in Section 13.1(e).

“Indemnified Party” has the meaning set forth in Section 13.2(a).

“Indemnifying Party” has the meaning set forth in Section 13.2(a).

“Independent Advisor” has the meaning set forth in Section 6.1(c).

“Initial NewCo LLC Agreement” has the meaning set forth in Section 1.1(b).

“Intel” has the meaning set forth in the Preamble.

“Intel Agreements” means (i) the Market Development Agreement to be entered into as of the Closing Date between Intel and NewCo LLC, (ii) the Letter Agreement to be entered into as of the date of this Agreement between Intel and Sprint Spectrum L.P. and (iii) the Letter Agreement to be entered into as of the date of this Agreement between Intel and Clearwire, each substantially in the form agreed to by the Parties as of the date of this Agreement.

“Interest Period” means the period beginning on (i) for purposes of clause (i) of Section 1.2(f), the Sprint Pre-Closing Financing Repayment Date; (ii) for purposes of clause (ii) of Section 1.2(f), the date on which any interest was paid by Sprint Sub LLC to Sprint pursuant to the Secured Note with respect to the portion of the Reimbursement Amount for which the Secured Note is reduced pursuant to Section 1.2(e); and (iii) for purposes of Section 10.17(b), the first date on which an invoice for Sprint WiMAX Closing Date Inventory is due but not yet paid (in the case of the first Interest Period) or on the day following the last day of the Interest Period then ending (in the case of each subsequent Interest Period) and ending on the last day of each calendar month; provided that if an Interest Period would otherwise end (x) on a day which is not a Business Day, it shall be extended to the next succeeding Business Day and (y) after the relevant payment date, it shall end on the day preceding the payment date or, if such day is not a Business Day, the next preceding Business Day.

“Investor Material Adverse Effect” means, with respect to any Investor, any state of facts, change, event, effect or occurrence (when taken together with all other states of fact, changes, events, effects or occurrences) that is or would be reasonably likely to be materially adverse to the ability of such Investor to consummate the Transactions.

“Investor Supermajority in Interest” means any number of Investors whose collective Investment is greater than 75% of the Total Investment.

“Investment” means, with respect to each Investor, the contribution of each Investor made under Section 4.1 or Section 4.2.

“Investors” has the meaning set forth in the Preamble.

“Knowledge” means (i) with respect to Clearwire, all facts actually known after reasonable inquiry by any of the individuals listed on Section A-1 of the Clearwire Disclosure Schedule and (ii) with respect to Sprint, all facts actually known after reasonable inquiry by any of the individuals listed on Section A-2 of the Sprint Disclosure Schedule.

“Law” means any applicable foreign or domestic, federal, state or local law (including common law), statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or requirement of any Governmental Authority or any arbitration tribunal.

“Lease” means any written agreements, together with all amendments, waivers and notices to these written agreements, under which a Person (i) leases the right to use the transmission capacity associated with a License or (ii) has a right of first refusal or any other contractual right to acquire any rights for the use of any License, including without limitation, any agreement for the acquisition of a License or any right to lease spectrum rights under a License.

“Liabilities” means all debts, liabilities, obligations, responsibilities, response actions, losses, damages (whether compensatory, punitive, consequential, treble or other), fines, penalties and sanctions, absolute or contingent, matured or unmatured, liquidated or unliquidated, foreseen or unforeseen, on- or off-balance sheet, joint, several or individual, asserted or unasserted, accrued or unaccrued, known or unknown, when arising, including those arising under or in connection with any Law, and those arising under any contract, guarantee, commitment or undertaking, whether sought to be imposed by a Governmental Authority, private party, or a party, whether based in contract, tort, implied or express, warranty, strict liability, criminal or civil statute, or otherwise, and including any costs, expenses, interest, attorneys’ fees, disbursements and expense of counsel, expert and consulting fees, fees of third party administrators, and costs related thereto or to the investigation or defense thereof.

“LIBOR” means, for any Interest Period, the 6-month London Interbank Offered Rate as of 11:00 a.m. London time on the second Business Day prior to the last day of the Interest Period. The applicable rate will be determined by typing “US0006M <index> HP <go>” on Bloomberg and selecting the yield shown on the screen for the applicable date.

“License” means an FCC license for the operation of 2.5 GHz Spectrum, including any application for a License and any application to renew any previously existing License.

“Listed Transaction” has the meaning set forth in Section 7.7(g).

“LLC Contribution” has the meaning set forth in Section 3.3(a).

“Marketing Funds” has the meaning set forth in Section 3.5.

“Merger” has the meaning set forth in Section 2.2.

“Merger Consideration” has the meaning set forth in Section 2.5.

“MHz-Pops” means, with respect to any set of spectrum rights, the number of MHz of spectrum bandwidth to which such rights apply, multiplied by the population residing within the Geographic Service Area (as defined in Section 27.1206 of the FCC Rules, a “GSA”) covered by such rights, as modified by any partitioning of such GSA, and as otherwise determined by applying the standards and methodology set forth below and in Article 9.

For the purpose of calculating MHz and MHz-Pops:

(a) the number of MHz of spectrum bandwidth attributable to any BRS License will equal all spectrum authorized by the FCC for such License, calculated as if the “Transition” contemplated by the FCC in WT Docket No. 03-66 has been completed with respect to such License (regardless of whether the Transition has been initiated or completed), less the portion of the spectrum for such License authorized in the J band (2568 MHz to 2572 MHz) or K band (2614 MHz to 2618 MHz);

(b) the number of MHz attributable to any EBS License that is subject to a Lease will equal all spectrum authorized by the FCC for such License (without regard to any licensee reservation other than as set forth in clause (ii) below), calculated as if the “Transition” contemplated by the FCC in WT Docket No. 03-66 has been completed with respect to such License (regardless of whether the Transition has been initiated or completed), less (i) the portion of the spectrum associated with such License authorized in the J band (2568 MHz to 2572 MHz) or K band (2614 MHz to 2618 MHz) and (ii) any

MHz representing a full 5.5 MHz or 6 MHz channel that is reserved solely for the EBS licensee’s use following implementation of digital transmissions using the spectrum;

(c) only the MHz and MHz-Pops associated with Licenses that are in full force and effect shall be included in any calculation; and

(d) (i) if any Governmental Authority has required the disposition of any spectrum, such spectrum (and related MHz-Pops) shall not be included in such calculation even if such disposition is to occur or can be delayed until after the date of the applicable calculation, (ii) if Clearwire or any of its Subsidiaries or Sprint or any of its Subsidiaries has entered into a spectrum swap agreement relating to the exchange of spectrum with any Person that has not been consummated prior to the date of the applicable calculation but as to which the agreement is then in full force and effect and no party thereto is then in breach, it shall be assumed that the swap transaction has been consummated, and (iii) if Clearwire or any of its Subsidiaries or Sprint or any of its Subsidiaries has entered into any agreement that requires that transfer of a License or Lease to a Person other than Sprint, Clearwire or a Subsidiary of either, that has not been consummated prior to the date of the applicable calculation, such Lease or License (and related MHz-Pops) shall not be included in such calculation (it being understood that the taking of any actions referred to in clauses (ii) or (iii) are subject to the provisions of Section 10.1).

To the extent any License has been or is renewed or reinstated by the FCC following its expiration without the timely filing of an application for renewal or other termination by Final Order, for purposes of calculating MHz Pops, the GSA boundaries for such renewed or reinstated License are determined by applying the applicable provisions in the FCC’s March 20, 2008 Declaratory Ruling in WT Docket No. 03-66 (Amendment of Parts 1, 21, 73, 74 and 101 of the Commission’s Rules to Facilitate the Provision of Fixed and Mobile Broadband Access, Educational and Other Advanced Services in the 2150-2162 and 2500-2690 MHz Bands, Third Order on Reconsideration and Sixth Memorandum Opinion and Order and Fourth Memorandum Opinion and Order and Second Further Notice of Proposed Rulemaking and Declaratory Ruling, 23 FCC Rcd. 6315 (2008)), or by such other boundaries as the FCC shall specify by Final Order in renewing or reinstating such License.

GSA and BTA boundaries are determined on a channel-by-channel basis in accordance with Sections 27.1206 and 27.1208 of the FCC Rules, respectively. Determination of population for any GSA or BTA will be based upon the current SRC, LLC population database, or such other industry-standard database as may be mutually agreed upon by the Parties. Sprint will use CelPlan® Technologies Inc. CelSpectrumTM, and Clearwire will use MapInfotm and its proprietary software, to determine GSA boundaries and associated population counts as well as to plot such GSAs for graphical presentation.

“Modified Tax Certificate” has the meaning set forth in Section 10.3(j).

“Nasdaq” means the Nasdaq Global Select Market.

“NewCo” has the meaning set forth in the Recitals.

“NewCo Capital Stock” means the Capital Stock of NewCo.

“NewCo Indemnified Persons” has the meaning set forth in Section 13.1.

“NewCo LLC” has the meaning set forth in the Recitals.

“NewCo LLC Plan” has the meaning set forth in Section 11.3(a).

“NewCo LLC Agreement” has the meaning set forth in Section 1.1(b).

“NewCo Volume Weighted Share Price” means the price equal to the average Daily Sales Price (rounded to the nearest ten-thousandth) of the Class A Common Stock for the fifteen (15) Trading Days selected by Sprint, Clearwire and the Investors in the manner described in the next two sentences out of the thirty (30) Trading Days ending on and including the Trading Day prior to the Adjustment Date (the “Random Trading Days”); provided, however, that (i) if the NewCo Volume Weighted Share Price is less than $17.00, then, for purposes of this Agreement, the NewCo Volume Weighted Share Price will be deemed to equal

$17.00; and (ii) if the NewCo Volume Weighted Share Price is more than $23.00, then, for purposes of this Agreement, the NewCo Volume Weighted Share Price will be deemed to equal $23.00. The Random Trading Days shall be selected pursuant to a process reasonably acceptable to Sprint, Clearwire and each of the Investors which ensures that the selections are made on a random and blind basis without manipulation by any Party. The Random Trading Days shall be selected pursuant to such process by Sprint, Clearwire and the Investors, with a representative of each of Sprint and Clearwire each selecting five of those Random Trading Days and a representative of each of the five Investors each selecting one of those Random Trading Days. The blind selection process shall take place at the end of the Trading Day immediately prior to the Adjustment Date at a location that is reasonably acceptable to Sprint, Clearwire and the Investors and each Party shall be entitled to have a representative present.

“New Sprint LLC” has the meaning set forth in Section 3.2(b).

“NYSE” means the New York Stock Exchange.

“Objection” has the meaning set forth in Section 1.2(c).

“Parties” has the meaning set forth in the preamble.

“Partnership Tax Opinion” has the meaning set forth in Section 10.3(j).

“Pending Party Litigation” has the meaning set forth in Section 10.15.

“Person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivisions thereof or any group comprised of two or more of the foregoing.

“Pre-Closing Accrued Interest” has the meaning set forth in Section 1.2(b).

“Pre-Existing Intel Agreements” means (i) the Voting Agreement dated as of August 29, 2006 among Clearwire, Intel Pacific, Inc., Intel Capital Corporation and Eagle River Holdings, LLC and (ii) Side Letter dated as of June 28, 2006 by and among Clearwire, Intel Pacific, Inc. and Eagle River Holdings, LLC.

“Post-Closing Verification Period” has the meaning set forth in Section 1.2(c).

“Preferred Stock” has the meaning set forth in Section 6.13(a).

“Proceeding” means any claim, action, arbitration, hearing, legal complaint, investigation, litigation, or suit (whether civil, criminal, administrative) commenced, brought, conducted, or heard by or before, any Governmental Authority or arbitrator.

“Proxy Statement” has the meaning set forth in Section 6.20.

“Purchase Period” has the meaning set forth in Section 10.17(a).

“Reasonable Best Efforts” means the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously and as reasonably as possible, except that a Person required to use Reasonable Best Efforts under this Agreement will not by this requirement be required to take actions that would result in a material adverse change in the benefits to the Person of this Agreement or dispose of any material asset (except as provided in this Agreement).

“Recapitalization” has the meaning set forth in Section 2.1.

“Receiving Party” has the meaning specified in Section 10.2(b).

“Registration Rights Agreement” means the Registration Rights Agreement dated as of the Closing Date, substantially in the form of Exhibit H.

“Registration Statement” has the meaning set forth in Section 10.8(a).

“Reimbursement Amount” has the meaning set forth in Section 1.2(c).

“Representative” means, with respect to a particular Person, any director, officer, member, manager, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Required Information” has the meaning set forth in Section 10.8(d).

“SEC” means the Securities and Exchange Commission.

“SEC Documents” has the meaning set forth in Section 6.12(a).

“Secured Note” has the meaning set forth in Section 1.2(b).

“Secured Note Documentation” means the Secured Note and other documents to be delivered in accordance with Exhibit L.

“Securities Act” means the Securities Act of 1933, as amended.

“Specified Clearwire Contracts” means Clearwire Contracts (a) which involve obligations of, or payments to Clearwire or any Subsidiary of Clearwire in excess of $10 million, (b) which involve the granting of any rights or any provisions that, individually or in the aggregate, materially restrict or adversely affect the development, licensing, marketing, distribution or sale of Clearwire’s or its Affiliates’ products or services, (c) which limit or purport to limit the freedom of Clearwire or any of its Affiliates to compete in any line of business or with any Person or in any area or which would so limit the freedom of NewCo or any of its Affiliates after the Effective Time, (d) which grant any exclusive license or supply or distribution agreement or right or other exclusive rights, (e) of Clearwire or any Domestic Clearwire Subsidiary which involve “most favored nation” or similar obligations or restrictions, (f) that would, after the Closing, purport to bind (or otherwise restrict in any way) any Affiliate of NewCo (other than NewCo or any of its Subsidiaries), (g) with Sprint or any of its Affiliates or (h) with (i) Eagle River or any of its Affiliates (excluding Clearwire and its Subsidiaries), (ii) any Person directly or indirectly owning, controlling or holding the power to vote, any of the outstanding voting securities of Eagle River or any of its Affiliates (excluding Clearwire and its Subsidiaries) or (iii) any director, manager or officer of Eagle River or any of its Affiliates (excluding Clearwire and its Subsidiaries) or any “associates” or members of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of any such director, manager or officer.

“Specified Sprint Contracts” means Sprint Contracts (a) which involve obligations of, or payments to Sprint or any Subsidiary of Sprint in excess of $10 million, (b) which involve the granting of any rights or any provisions that, individually or in the aggregate, materially restrict or adversely affect the development, licensing, marketing, distribution or sale of Sprint’s products or services of the Sprint WiMAX Business, (c) which limit or purport to limit the freedom of the Sprint WiMAX Business to compete in any line of business or with any Person or in any area or which would so limit the freedom of NewCo or any of its Affiliates after the Effective Time, (d) which grant any exclusive license or supply or distribution agreement or right or other exclusive rights, (e) which involve “most favored nation” or similar obligations or restrictions, (f) that would, after the Closing, purport to bind (or otherwise restrict in any way) any Affiliate of NewCo (other than NewCo or any of its Subsidiaries), (g) with Clearwire or any of its Affiliates or (h) in which Sprint or any of its Affiliates will be a counterparty following the Closing other than the agreements contemplated by this Agreement.

“Sprint” has the meaning set forth in the preamble.

“Sprint Affiliate Management Agreement” means an agreement (including any addenda) entered into between Sprint or its Affiliates and another Person for the purpose of engaging the other Person to both (i) manage portions of a CDMA mobile wireless communications network using the Person’s own network equipment and (ii) sell mobile wireless communications services as the agent of Sprint under the Sprint designated brand.

“Sprint Assets” means:

(i) the Sprint Contracts (subject to Section 3.5);

(ii) the Sprint Licenses;

(iii) the Sprint Leases;

(iv) the Sprint Intellectual Property;

(v) the Sprint Network Assets;

(vi) all Governmental Licenses relating to any Sprint License, Sprint Lease or Sprint Network Asset; and

(vii) all rights of Sprint and its Subsidiaries in the Proceedings identified as items 1 through 8 in Section 7.6 of the Sprint Disclosure Schedule.

“Sprint Budget” means the budget for the period beginning on April 1, 2008 through December 31, 2008 in the form agreed to by Sprint and the Investors and that has been provided to the Investors (but not to Clearwire).

“Sprint Closing Date MHz-Pops” has the meaning set forth in Section 9.3(d).

“Sprint Contracts” means any contracts of Sprint or of its Subsidiaries (other than Sprint Licenses or Sprint Leases) primarily relating to the Sprint Licenses, Sprint Leases, Sprint Network Assets or the Sprint WiMAX Business.

“Sprint Confidentiality Agreement” means the Agreement for Mutual Use and Non-Disclosure of Proprietary Information between Clearwire and Sprint dated February 16, 2008.

“Sprint De Facto Transfer Lease” means a Sprint Lease that is a long term de facto transfer leasing arrangement pursuant 47 C.F.R. 1.9030.

“Sprint Disclosure Schedule” has the meaning set forth in the preamble to Article 7.

“Sprint HoldCo LLC” has the meaning set forth in the recitals.

“Sprint In-Lease” means any Sprint Lease other than (i) a Lease under which Sprint or any of its Subsidiaries is the lessor or sublessor, or (ii) any such Lease under which Sprint or any of its Subsidiaries is the lessee of a Clearwire License.

“Sprint Intellectual Property” means the intellectual property being assigned to NewCo (or an Affiliate of NewCo) under the Intellectual Property Rights Agreement in the form agreed to by the Parties as of the date of this Agreement, subject to the updating of the schedules to the Intellectual Property Rights Agreement on the Closing Date as contemplated by the Intellectual Property Rights Agreement.

“Sprint Lease” means any Lease under which Sprint or any of its Subsidiaries is a party and that encumbers a License.

“Sprint Leased FCC Licenses” has the meaning set forth in Section 7.4(h).

“Sprint Licenses” means the Licenses held by Sprint or its Subsidiaries.

“Sprint License Disputes” has the meaning set forth in Section 7.6(b).

“Sprint License Facilities” has the meaning set forth in Section 7.3(c)

“Sprint Material Adverse Effect” means any state of facts, change, event, effect or occurrence (when taken together with all other states of fact, changes, events, effects or occurrences) that is or would be reasonably likely to be materially adverse to (a) the condition (financial or otherwise), business, assets or liabilities of the Sprint Assets or Sprint WiMAX Business taken as a whole, or (b) the ability of Sprint, Sprint HoldCo LLC, Sprint Sub LLC and the Transfer Entities to consummate any of the Transactions. However, none of the following, either alone or in combination, will constitute or be taken into account in determining whether there has been a Sprint Material Adverse Effect for purposes of clause (a) (i) any change in the market price of the Capital Stock of Sprint after the date of this Agreement (except this clause (i) does not exclude any underlying circumstance, change, event, fact, development or effect that may have caused that change in market price), (ii) changes, circumstances or conditions generally affecting any industry in which Sprint or any of its Subsidiaries participate and not having a materially disproportionate effect on Sprint and its Subsidiaries (iii) changes generally affecting United States or global economic conditions or financial, banking or securities markets, (iv) changes resulting from a change in any applicable law, rule or regulation or GAAP or official interpretation thereof or other accounting requirement or principle and not having a materially disproportionate effect on Sprint and its Subsidiaries as compared to other companies in its industry, (v) changes resulting from any act of God; (vi) changes resulting from any act of war or terrorism (or any escalation thereof) or any national or international political or social event or condition, including the engagement by the United States in hostilities or the expansion of hostilities ongoing on the date of this Agreement, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States and not uniquely targeting or having a unique or materially disproportionate effect on Sprint and its Subsidiaries, or (vii) changes, facts, circumstances or conditions attributable solely to the announcement or existence of this Agreement or any Transaction contemplated by or in compliance with any term of this Agreement; provided, however, that the exception in this clause (vii) will not be deemed to apply to references of Sprint Material Adverse Effect in the representations and warranties set forth in Sections 7.2 and 7.10 and, to the extent related to such representations and warranties, the conditions set forth in Sections 9.3(a) and 9.4(a).

“Sprint Network Assets” means tower sites, equipment and related assets (including design plans) owned by Sprint or any of its Subsidiaries and used solely in connection with the Sprint Licenses and Sprint Leases.

“Sprint Out-Lease” means any Sprint Lease under which Sprint or any of its Subsidiaries is the lessor or sublessor, other than any such Lease (i) under which Clearwire or any of its Subsidiaries is the lessee of a Sprint License, (ii) that expires by its terms within 12 months of the Execution Date, or (iii) the terms of which permit Sprint to terminate such Sprint Lease within 12 months of the Execution Date.

“Sprint Pre-Closing Financing” has the meaning set forth in Section 1.2(a).

“Sprint Pre-Closing Financing Repayment Date” has the meaning set forth in Section 1.2(b).

“Sprint Restructuring Transfer Taxes” has the meaning set forth in Section 10.11.

“Sprint Samsung Agreement” means that certain Master Supply Agreement by and between Sprint/United Management Company and Samsung Telecommunications America, LLC, dated August 22, 2007.

“Sprint Senior Debt Agreements” means, collectively, (i) the Credit Agreement dated as of December 19, 2005, as amended, among Sprint Nextel Corporation, Nextel Communications, Inc., Sprint Capital Corporation, the banks and other financial institutions and lenders that are parties thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, (ii) the Indenture dated as of October 1, 1998 among Sprint Capital Corporation, Sprint Corporation and Bank One, NA, as trustee, together with all supplements thereto, (iii) the Credit Agreement dated as of March 23, 2007 between Sprint Nextel Corporation and Export Development Canada and (iv) each other credit or loan agreement, indenture, or other similar instrument (or series of related instruments) evidencing or governing indebtedness for money borrowed or guarantees of Sprint or any of its Subsidiaries in an amount equal to or greater than $100,000,000 (provided that (x) any indebtedness borrowed or issued pursuant to a “base” indenture or credit agreement with multiple facilities, series or tranches shall be aggregated for purposes of this calculation, and (y) the amount of indebtedness for purposes of this calculation under any revolving facility shall be the maximum amount available to be borrowed under such facility).

“Sprint Sub LLC” has the meaning set forth in the Recitals.

“Sprint WiMAX Business” means the WiMAX Business of Sprint and its Subsidiaries, including the Sprint Assets.

“Sprint WiMAX Closing Date Inventory” has the meaning set forth in Section 10.17(a).

“Sprint WiMAX Inventory” means the inventory Sprint and its Subsidiaries purchases under (i) the Sprint Samsung Agreement, (ii) the Binding Term Sheet between Sprint United Management Company and Motorola

Inc. for Next Generation Mobile Wireless Broadband, effective as of August 4, 2006, and (iii) the Master Purchase Agreement for Technical Deliverables and Related Services, dated June 1, 2007 by and between Sprint/United Management Company and KMW USA Inc.

“Stockholders’ Meeting” has the meaning set forth in Section 6.20.

“Subsidiary” means a corporation, association, subsidiary, partnership, limited liability company or other entity of which any Party controls, directly or indirectly, 50% or more of the outstanding equity interests; provided that following the Closing, neither NewCo nor any of its Subsidiaries shall be considered a Subsidiary of Sprint or its Affiliates.

“Superior Proposal” has the meaning set forth in Section 10.4(f).

“Surviving Entity” has the meaning set forth in Section 2.2.

“Tax” or “Taxes” means any federal, state, local, or foreign taxes, assessment, duties, fees, levies, imposts, deductions, or withholdings, including income, gross receipts, ad valorem, value added, excise, real or personal property, asset, sales, use, license, payroll, transaction, capital, net worth, franchise taxes, estimated, withholding, employment, social security, workers compensation, environmental, utility, severance, production, unemployment compensation, occupation, premium, windfall profits, transfer, gains, or other tax or governmental charge of any nature whatsoever, imposed by any Governmental Authority of any government or country or political subdivision of any country, and any liabilities with respect thereto, including any penalties, additions to tax, fines or interest thereon and includes any liability for Taxes of another person by contract, as a transferee or successor, under Treas. Reg. § 1.1502-6 or analogous state, local or foreign Law provision or otherwise.

“Tax Certificate” has the meaning set forth in Section 10.3(j).

“Tax Counsel” means Davis Wright Tremaine LLP, Kirkland & Ellis LLP, or other legal counsel nationally recognized in matters relating to federal income taxation reasonably acceptable to Sprint, Comcast, TWC, BHN and Intel.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Taxing Authority in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Law relating to any Tax, including any schedule or attachment thereto and any amendment to those documents.

“Taxing Authority” means the Internal Revenue Service and any other federal, state, local or foreign governmental authority, agency, or instrumentality responsible for the administration or assessment of any Tax.

“Termination Date” has the meaning set forth in Section 12.1(e).

“Third Party Claim” has the meaning set forth in Section 13.2(a).

“Total Investment” means the aggregate Investments of Comcast, TWC, BHN, Google and Intel.

“Trading Day” means a day that Class A Common Stock is traded on Nasdaq or the NYSE, if applicable.

“Transaction Related Agreements” has the meaning set forth in Section 6.21.

“Transactions” means those transactions contemplated by Article 1, Article 2, Article 3, Article 4, and Article 5.

“Transfer Taxes” means sales, use, stamp, recording, transaction-related excise, gross receipts or similar transfer taxes, fees and charges. For the avoidance of doubt, Transfer Taxes do not include any Tax measured by net income, profit, or gain of any Person.

“Transfer Entities” means those Persons wholly owned, directly or indirectly by Sprint and listed in Section 7.1(c) of the Sprint Disclosure Schedule as modified before the Closing in accordance with Section 3.2(b).

“Transferred Employee” has the meaning set forth in Section 11.1(c).

“TWC” has the meaning set forth in the Preamble.

“Uncertificated Shares” has the meaning set forth in Section 2.6(a).

“Voting Units” has the meaning set forth in the NewCo LLC Agreement.

“WiMAX” means the IEEE 802.16e-2005 Wave 2 conforming technology standard, including future evolution thereof (as defined by the WiMAX Forum).

“WiMAX Forum” means the industry-led, non-profit corporation formed to promote and certify compatibility and interoperability of broadband wireless products utilizing industry standard, IEEE 802.16.

“WiMAX Businesses” means the assets, operations and businesses as of the Closing Date held by a Party or any of its Affiliates that relate to the present or future ownership, control and operation of systems or networks to provide telecommunications and information services over the 2.5 GHz Spectrum.

“Wireless Broadband Network” has the meaning set forth in the Recitals.

ANNEX B

NEW CLEARWIRE CHARTER

Annex B

RESTATED CERTIFICATE OF INCORPORATION
OF
[NEWCO CORPORATION]

[NewCo Corporation], a Delaware corporation (the “Corporation”), hereby certifies as follows:

1. The name of the Corporation is [NewCo Corporation]. The date of filing of its original Certificate of Incorporation with the Secretary of State was [          ], 2008, under the name of [          ].

2. This Restated Certificate of Incorporation amends in its entirety the Certificate of Incorporation as currently in effect of the Corporation and has been duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware as from time to time in effect including any successor provisions of law (the “DGCL”) by written consent of the holders of all of the outstanding stock entitled to vote thereon in accordance with the provisions of Section 228 of the DGCL.

3. The text of the Certificate of Incorporation as currently in effect is hereby amended and restated to read as set forth in full herein:

ARTICLE 1

Section 1.1  Name.  The name of the corporation is [NewCo Corporation] (the “Corporation”).

ARTICLE 2

Section 2.1  Address.  The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, Delaware 19808. The name of the Corporation’s registered agent at the address above is Corporation Service Company.

ARTICLE 3

Section 3.1  Purpose.  The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as from time to time in effect including any successor provisions of law (the “DGCL”).

ARTICLE 4

Section 4.1  Capitalization.  The total number of shares of all classes of stock that the Corporation is authorized to issue is 2,065,000,000 shares, consisting of 15,000,000 shares of Preferred Stock, par value $.0001 per share (“Preferred Stock”), 1,300,000,000 shares of Class A Common Stock, par value $.0001 per share (“Class A Common Stock”), and 750,000,000 shares of Class B Common Stock, par value $.0001 per share (“Class B Common Stock” together with the Class A Common Stock, the “Common Stock”). The number of authorized shares of any of the Class A Common Stock, Class B Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares of a particular class then outstanding plus, in the case of Class A Common Stock, the number of shares of Class A Common Stock issuable in connection with

(A) the exchange of Class B Common Stock and Class B Common Units under agreements between the Corporation and holders of Class B Common Stock and Class B Common Units or Article 5 of this Certificate of Incorporation; and

(B) the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for Class A Common Stock), in each case by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the

DGCL, and no vote of the holders of any of the Class A Common Stock, Class B Common Stock or Preferred Stock voting separately as a class will be required therefor.

Section 4.2  Preferred Stock.

(A) The Board of Directors of the Corporation (the “Board”) is hereby expressly authorized, by resolution or resolutions, to provide one or more series of Preferred Stock (including convertible preferred stock) and, with respect to each series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the powers, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of the series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

(B) Except as otherwise required by law, holders of a series of Preferred Stock, as such, will be entitled only to voting rights, if any, as are expressly granted thereto by this Certificate of Incorporation (including any certificate of designations relating to the series).

Section 4.3  Common Stock.

(A) Voting Rights.

(1) Each holder of Class A Common Stock, as such, will be entitled to one vote for each share of Class A Common Stock held of record by the holder on all matters on which stockholders generally are entitled to vote, except that to the fullest extent permitted by law, holders of Class A Common Stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding class or series (but not to all outstanding classes or series) of Common Stock (other than the Class A Common Stock) or Preferred Stock if the holders of the affected class or series are entitled, either separately or together with the holders of one or more other classes or series, to vote thereon under this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or under the DGCL.

(2) Each holder of Class B Common Stock will be entitled to one vote for each share of Class B Common Stock held of record by the holder on all matters on which stockholders are generally entitled to vote, except that, to the fullest extent permitted by law, holders of Class B Common Stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding class or series (but not to all outstanding classes or series) of Common Stock (other than the Class B Common Stock) or Preferred Stock if the holders of the affected class or series are entitled, either separately or together with the holders of one or more other classes or series, to vote thereon under this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or under the DGCL.

(3) Except as otherwise required in this Certificate of Incorporation or by applicable law, the holders of Common Stock will vote together as a single class on all matters (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of Preferred Stock).

(B) Preemptive Rights.  Except as set forth in the Equityholders’ Agreement, the stockholders of the Corporation, in their capacity as such, will have no preemptive rights to acquire additional shares of the Corporation or securities convertible into or exchangeable for such shares.

(C) Dividends; Stock Splits or Combinations.  Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference senior to or the right to participate with the Class A Common Stock with respect to the payment of dividends, dividends of cash or property may be declared and paid on the Class A Common Stock out of the assets of the Corporation that are by law available therefor, at the times and in the amounts as the Board in its discretion will determine. If a distribution is paid with respect to Units (other than a distribution in connection with a Dissolution Event or a distribution of a type described in clause (i) or clause (ii) of Section 4.3(a) of the Operating Agreement or any successor provision thereto) then the Corporation will, subject to applicable law, the restrictions of any indebtedness of the Corporation and the rights of any holders of Preferred Stock, promptly declare and pay a dividend on the Class A Common Stock equal to an amount per share paid with respect to each Unit in the distribution; and the record date for the dividend on the Class A Common Stock shall be the same as or prior to the record date for the distribution with respect to the Units. Dividends of cash or property (other than stock dividends) will not be declared or paid on the Class B Common Stock. In no event will any stock dividends, stock splits, reverse stock splits, combinations of stock, reclassifications or recapitalizations be declared or made on Class A Common Stock or Class B Common Stock, as the case may be, unless contemporaneously therewith (a) the shares of Class B Common Stock or Class A Common Stock, as the case may be, at the time outstanding are treated in the same proportion and the same manner and (b) the stock dividend, stock split, reverse stock split, combination of stock, reclassification or recapitalization has been reflected in the same economically equivalent manner on all Units. Stock dividends with respect to Class A Common Stock may only be paid with Class A Common Stock. Stock dividends with respect to Class B Common Stock may only be paid with Class B Common Stock.

(D) Liquidation.

(1) In the case of any consolidation, merger, recapitalization, reorganization or similar event, the consideration payable in respect of each share of Class A Common Stock will be the same.

(2) In the event of any consolidation, merger, recapitalization, reorganization or similar event or voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential and other amounts, if any, to which the holders of Preferred Stock will be entitled, the holders of all outstanding shares of Class A Common Stock and Class B Common Stock will be entitled to receive, pari passu, an amount per share equal to the Par Value thereof, and thereafter the holders of all outstanding shares of Class A Common Stock will be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares of Class A Common Stock held by each stockholder. Without limiting the rights of the holders of Class B Common Stock to exchange their shares of Class B Common Stock and Class B Common Units for shares of Class A Common Stock in accordance with Article 5, the holders of shares of Class B Common Stock, as such, will not be entitled to receive, with respect to such shares, any assets of the Corporation in excess of the Par Value thereof in the event of any consolidation, merger, recapitalization, reorganization or similar event or voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(E) Transfer Restrictions.  Class B Common Stock may only be Transferred in accordance with Article 5 hereof or Section 3.1 or Section 3.12 of the Equityholders’ Agreement.

(F) Taxes.  The issuance of shares of Class A Common Stock on conversion of shares of Class B Common Stock will be made without charge to the holders of the shares of Class B Common Stock for any stamp or other similar tax in respect of the issuance, unless any such           shares of Class A Common Stock are to be issued in a name other than that of the then record holder of the shares of Class B Common Stock being converted, in which case the Person or Persons requesting the issuance thereof will pay to the Corporation the amount of any tax that may be payable in respect of any transfer involved in the issuance or will establish to the reasonable satisfaction of the Corporation that the tax has been paid or is not payable.

(G) Fractional Shares.  No fractional shares of Common Stock will be issued by the Corporation.

(H) Restrictions on Stock Ownership or Transfer.

(1) Notwithstanding any other provision of this Certificate of Incorporation to the contrary, if, at any time, a holder of shares of capital stock of the Corporation acquires additional shares of capital stock of the Corporation, or is otherwise attributed with ownership of such shares, that would cause the Corporation to violate any requirement of the Federal Communications Laws regarding foreign ownership (collectively, “Foreign Ownership Requirements”) (in each case, an “FCC Violation”), then the Corporation may, at the option of the Board and subject to Section 4.3(H)(4), redeem, in accordance with Section 4.3(H)(3), from the holder or holders causing such FCC Violation a sufficient number of shares of capital stock of the Corporation to eliminate the FCC Violation.

(2) Beneficial Ownership Inquiry.  The Corporation may by written notice require a Person that is a holder of record of, or that the Corporation knows to have, or has reasonable cause to believe has, Beneficial Ownership of capital stock of the Corporation, to certify that, to the knowledge of the Person:

(A) no capital stock as to which the Person has record ownership or Beneficial Ownership is, directly or indirectly, Beneficially Owned by Aliens; or

(B) the number of shares of capital stock held of record or, directly or indirectly, Beneficially Owned by the Person that are held of record or Beneficially Owned by Persons that are Aliens are as set forth in the certification.

With respect to any capital stock identified by the Person in response to Section 4.3(H)(2)(B) above, the Corporation may require the Person to provide further information as the Corporation may reasonably require in order to implement the provisions of Sections 4.3(H)(1). For purposes of applying Sections 4.3(H)(1) with respect to any capital stock of the Corporation, if any Person fails to provide the certification or other information to which the Corporation is entitled under this Section 4.3(H)(2), the Corporation in its sole discretion may presume that the capital stock of the Corporation in question is, or is not, directly or indirectly, Beneficially Owned by Aliens.

(3) Redemption of Shares.  The terms and conditions of the redemption provided for in Section 4.3(H)(1) will be as follows, subject in any case to any other rights of a particular Alien or of the Corporation as part of any contract or agreement between the Alien and the Corporation:

(A) subject to Section 4.3(H)(3)(F), the redemption price of the shares to be redeemed under this Section 4.3(H)(3) will be equal to the Market Price of the shares on the date notice of the redemption is given under Section 4.3(H)(3)(D), provided that, subject to Section 4.3(H)(3)(F), the redemption price as to any shares of Common Stock purchased within one year before the Redemption Date will not exceed the purchase price paid by the Alien for such shares;

(B) the redemption price of such shares will be paid in cash, Redemption Securities or any combination thereof;

(C) if less than all of the shares directly or indirectly Beneficially Owned by Aliens are to be redeemed, the shares to be redeemed will be selected in a manner as will be determined in good faith by a majority of the Independent Directors, which may include selection first of the most recently purchased shares, selection by lot or selection in any other manner determined in good faith by a majority of the Independent Directors to be equitable;

(D) the Corporation will give notice of the Redemption Date at least thirty (30) days before the Redemption Date to the record holders of the shares selected to be redeemed (unless waived in writing by any holder) by delivering a written notice by first class mail, postage pre-paid, to the holders of record of the shares selected to be redeemed, addressed to the holders at their last address as shown on the stock transfer books of the Corporation (each notice of redemption specifying the date fixed for redemption, the redemption price, the place or places of payment and that payment will be made with the presentation and surrender of the certificates representing the shares);

(E) on the Redemption Date any and all rights of Aliens in respect of shares so redeemed (including without limitation any rights to vote or participate in dividends) will cease and terminate, and from and after the Redemption Date the Aliens will be entitled only to receive the cash and/or Redemption Securities payable on redemption of the shares to be redeemed; and

(F) other terms and conditions as a majority of the Independent Directors will determine to be equitable.

(4) Prior Notice; Cooperation.  Prior to effecting any such redemption provided for in this Section 4.3(H), the Corporation shall provide any holder of capital stock of the Corporation to be redeemed with reasonable prior written notice of any Foreign Ownership Requirements that are reasonably likely to give rise to the Corporation’s redemption right, and, if requested to do so by such holder, the Corporation shall cooperate in good faith with such affected holder in arranging another method to avoid or eliminate the FCC Violation giving rise to the Corporation’s redemption right, including, but not limited to and not in any particular order of priority, preparing and filing waiver requests with the FCC, assisting with a sale of such holder’s interest in the Corporation and obtaining FCC approvals for such transaction.

(5) [Intentionally Omitted]

(6) Factual Determination.  A majority of the Independent Directors will have the power and duty to construe and apply the provisions of this Section 4.3(H) and, with respect to shares of capital stock, to make all determinations necessary or desirable to implement the provisions of this Section 4.3(H), including, but not limited to: (i) the number of shares of capital stock that are Beneficially Owned by any Person; (ii) whether a Person is an Alien; (iii) the application of any other definition of this Certificate of Incorporation to the given facts and (iv) any other matter relating to the applicability or effect of Section 4.3(H).

(7) Legends.   The Corporation will, to the extent required by law, note on the certificates of its capital stock, if any, that the shares represented by the certificates are subject to the restrictions set forth in this Section 4.3(H).

Section 4.4  Use of Certain Proceeds.

(A) Except to the extent that the Board (i) has approved the expansion of the Corporation’s business activities to include Other Business Activities and (ii) has approved the funding of any such Other Business Activities out of net proceeds from the issuance of Equity Securities of the Corporation in accordance with Section 2.6(b)(iv) of the Equityholders’ Agreement, the net proceeds from any issuance of Equity Securities of the Corporation, including net proceeds from the exercise of any Exercisable Rights, will be contributed to [NewCo LLC] in the manner set forth in Article 7 of the Operating Agreement.

(B) Except to the extent that the Board (i) has approved the expansion of the Corporation’s business activities to include Other Business Activities and (ii) has approved the funding of any such Other Business Activities out of indebtedness incurred by the Corporation in accordance with Section 2.6(b)(iv) of the Equityholders’ Agreement, and subject to the procedures required under Article 5 of the Operating Agreement, if the Corporation issues or incurs any indebtedness of any kind, the Corporation will, to the extent permitted by law, lend the net proceeds thereof to [NewCo LLC] with any such loan to be on substantially the same terms and conditions (including interest rate, repayment schedule, and conversion, redemption, repurchase and exchange rights, but not including financial covenants) as the indebtedness issued or incurred by the Corporation.

ARTICLE 5

Section 5.1  Exchange of Class B Common Stock and Class B Common Units.  Each holder of a share of Class B Common Stock will be entitled at any time and from time to time to exchange one share of Class B Common Stock plus one Class B Common Unit in [NewCo LLC] (on a combined basis) for one share of Class A Common Stock, and each Unit Holding Company Stockholder may cause a Unit Holding Company to merge with and into a Company Disregarded Subsidiary in a merger in which the Company Disregarded Subsidiary is the surviving entity, in exchange for a number of shares of Class A Common Stock equal to the number of Class B Common Units (and a corresponding number of shares of Class B Common Stock) held by such Unit Holding Company, in each case as provided in this Article 5 and the Operating Agreement. Following any exchange, the shares of Class B Common Stock surrendered in the exchange will be retired by the Corporation and will cease to be outstanding and may not be reissued by the Corporation.

Section 5.2  Shares Reserved for Issuance.  The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of issuance on exchange of Class B Common Stock, the number of shares of Class A Common Stock that are issuable on the exchange of all outstanding shares of Class B Common Stock. Nothing contained in this Certificate of Incorporation will be construed to preclude the Corporation from satisfying its obligations in respect of the exchange of Class B Common Stock by delivery of purchased shares of Class A Common Stock that are held in the treasury of the Corporation. The Corporation covenants that if any shares of Class A Common Stock require registration with or approval of any governmental authority under any federal or state law before such shares of Class A Common Stock may be issued on exchange, the Corporation will cause such shares to be duly registered or approved, as the case may be; provided that this provision will not apply to registration under the Securities Act of 1933, as amended. A holder of shares of Class B Common Stock will become a record holder of Class A Common Stock and cease to be a record holder of Class B Common Stock and Class B Common Units pursuant to the procedure set forth in the Operating Agreement. The Corporation will use its best efforts to cause the shares of Class A Common Stock required to be delivered on exchange pursuant to Section 5.1 to be listed, prior to the date of delivery of such shares, on each national securities exchange or inter-dealer quotation system on which the outstanding Class A Common Stock may be listed or traded at the time of the delivery; provided that if such shares are not so listed on or before the date of delivery, the Corporation will continue to use its best efforts to cause such shares to be listed. The Corporation covenants that all shares of Class A Common Stock that are issued on exchange of shares of Class B Common Stock under Section 5.1 will, on issue, be validly issued, fully paid and non-assessable.

Section 5.3  Amendments to this Article.  Notwithstanding anything to the contrary contained in this Certificate of Incorporation, and in addition to any other approval or vote required by the DGCL, the Equityholders’ Agreement or this Certificate of Incorporation, the affirmative vote of the holders of at least 75% in voting power of the Class B Common Stock will be required to alter, amend or repeal this Article 5 or to adopt any provision that is inconsistent herewith.

ARTICLE 6

Section 6.1  Bylaws.  Subject to any additional approval or vote required by this Certificate of Incorporation, the Bylaws of the Corporation or the Equityholders’ Agreement, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE 7

Section 7.1  Board of Directors.  The business and affairs of the Corporation will be managed by or under the direction of the Board, with the exact number of directors to be determined from time to time in accordance with the Bylaws of the Corporation and the Equityholders’ Agreement. The election of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

ARTICLE 8

Section 8.1  Meetings of Stockholders; Action by Written Consent.  Any action required or permitted to be taken by the holders of stock of the Corporation may be effected at a duly called annual or special meeting of holders or by any consent in writing by holders in accordance with Section 228 of the DGCL. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, if any, special meetings of the stockholders of the Corporation may be called for any purpose only by a majority of the Board, the Chairman of the Board, the Chief Executive Officer of the Corporation, the President of the Corporation, the holders of at least 66 2/3% in voting power of all of the then outstanding shares of Class B Common Stock, or the holders of at least 50% in voting power of all of the then outstanding shares of Class A Common Stock of the Corporation.

Section 8.2  Certain Stockholder Approvals.  The approval of the holders of at least 75% in voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, will be required to approve (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving the Corporation or NewCo LLC, that, upon completion, would constitute a Change of Control of the Corporation or NewCo LLC, respectively, (ii) the issuance of capital stock of the Corporation or of NewCo LLC that, upon completion, would constitute a Change of Control of the Corporation or of NewCo LLC, respectively or (iii) any sale or other disposition of all or substantially all of the assets of the Corporation or NewCo LLC. Notwithstanding anything to the contrary contained in this Certificate of Incorporation, and in addition to any other vote required by the DGCL or this Certificate of Incorporation, the affirmative vote of the holders of at least 75% of the voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, shall be required to alter, amend or repeal this Section 8.2 or to adopt any provision that is inconsistent herewith.

ARTICLE 9

Section 9.1  Limited Liability of Directors.  No director of the Corporation will have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent an exemption from liability or limitation thereof is not permitted under the DGCL. Neither the amendment nor the repeal of this Article 9 will eliminate or reduce the effect of the foregoing sentence in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article 9, would accrue or arise, prior to an amendment or repeal.

ARTICLE 10

Section 10.1  Indemnification.  To the fullest extent permitted by the DGCL, the Corporation will indemnify any Person (and the Person’s heirs, executors or administrators) who was or is made or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding (brought in the right of the Corporation or otherwise), whether civil, criminal, administrative or investigative, and whether formal or informal, including appeals, by reason of the fact that the Person, or a Person for whom the Person was the legal representative, is or was a director, officer or employee of the Corporation or, while a director, officer or employee of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, manager, employee or agent of another corporation, partnership, joint venture, trust, limited liability company, nonprofit entity or other enterprise, for and against all loss and liability suffered and expenses (including, without limitation, attorneys’ fees and expenses, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and amounts paid or to be paid in settlement) reasonably incurred by the Person or the heirs, executors or administrators in connection with the action, suit or proceeding, including appeals. Notwithstanding the preceding sentence, except as otherwise provided in Section 10.3 of this Certificate of Incorporation, the Corporation will be required to indemnify a Person described in the preceding sentence in connection with any action, suit or proceeding (or part thereof) commenced by the Person only if the commencement of the action, suit or proceeding (or part thereof) by the Person was authorized by the Board.

Section 10.2  Advance of Expenses.  To the fullest extent permitted by the DGCL, the Corporation will promptly pay expenses (including attorneys’ fees) incurred by any Person described in Section 10.1 of this Certificate of Incorporation in appearing at, participating in or defending any action, suit or proceeding in advance of the final disposition of the action, suit or proceeding, including appeals, on presentation of an undertaking on behalf of the Person to repay the amount if it is ultimately determined that the Person is not entitled to be indemnified under this Article 10 or otherwise. Notwithstanding the preceding sentence, except as otherwise provided in Section 10.3 of this Certificate of Incorporation, the Corporation will be required to pay expenses of a Person described in the sentence in connection with any action, suit or proceeding (or part thereof) commenced by the Person only if the commencement of the action, suit or proceeding (or part thereof) by the Person was authorized by the Board.

Section 10.3  Unpaid Claims.  If a claim for indemnification (following the final disposition of the action, suit or proceeding) or advancement of expenses under this Article 10 is not paid in full within 30 days after a written claim therefor by any Person described in Section 10.1 has been received by the Corporation, the Person may file suit to recover the unpaid amount of the claim and, if successful in whole or in part, will be entitled to be paid the expense of prosecuting the claim to the fullest extent permitted by law. In any such action, the Corporation will have the burden of proving that the Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

Section 10.4  Insurance.  To the fullest extent permitted by the DGCL, the Corporation may purchase and maintain insurance on behalf of any Person described in Section 10.1 against any liability asserted against the Person, whether or not the Corporation would have the power to indemnify the Person against the liability under the provisions of this Article 10 or otherwise.

Section 10.5  Service for Subsidiaries.  Any Person serving as a director, officer, employee or agent of [NewCo LLC] or another corporation, partnership, limited liability company, joint venture or other enterprise at least 50% of whose equity interests are directly or indirectly owned by the Corporation will be conclusively presumed to be serving in such capacity at the request of the Corporation.

Section 10.6  Reliance.  Persons who after the date of the adoption of this provision become or remain a Person described in Section 10.1 will be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this Article 10 in entering into or continuing the service. The rights to indemnification and to the advance of expenses conferred in this Article 10 will apply to claims made against any Person described in Section 10.1 arising out of acts or omissions in respect of the Corporation or one of its Subsidiaries that occurred or occur both prior and subsequent to the adoption hereof.

Section 10.7  Merger or Consolidation.  For purposes of this Article 10, references to the “Corporation” will include, in addition to the resulting Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger that, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any Person who is or was a director, officer, employee or agent of the constituent Corporation, or is or was serving at the request of the constituent Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, will stand in the same position under this Article 10 with respect to the resulting or surviving Corporation as he or she would have with respect to the constituent Corporation if its separate existence had continued.

Section 10.8  Non-Exclusivity of Rights.

(A) The provisions of this Article 10 will be applicable to all actions, claims, suits or proceedings made or commenced after the adoption of this Certificate of Incorporation, whether arising from acts or omissions to act occurring before or after its adoption. The provisions of this Article 10 will be deemed to be a contract between the Corporation and each director, officer or employee (or legal representative thereof) who serves in the capacity at any time while this Article 10 and the relevant provisions of the DGCL and other applicable law, if any, are in effect, and neither any alteration, amendment or repeal of this Certificate of Incorporation, nor the adoption of any provision of this Certificate of Incorporation inconsistent with any provision of this Article 10, will affect any rights or obligations then existing with respect to any state of facts or any action, suit or proceeding then or theretofore existing, or any action, suit or proceeding thereafter brought or threatened based in whole or in part on any state of facts. If any provision of this Article 10 is found to be invalid or limited in application by reason of any law or regulation, it will not affect the validity of the remaining provisions of this Certificate of Incorporation. The rights of indemnification provided in this Article 10 will neither be exclusive of, nor be deemed in limitation of, any rights to which any Person may otherwise be or become entitled or permitted by contract, this Certificate of Incorporation, the Bylaws of the Corporation, vote of stockholders or directors or otherwise, or as a matter of law, both as to actions in the Person’s official capacity and actions in any other capacity.

(B) For purposes of this Article 10, references to “other enterprises” will include employee benefit plans; references to “fines” will include any excise taxes assessed on a Person with respect to an employee benefit plan and references to “serving at the request of the Corporation” will include any service as a director, officer, employee or agent of the Corporation that imposes duties on, or involves services by, the director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries.

(C) This Article 10 will not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to, and purchase and maintain insurance on behalf of, Persons other than Persons described in Section 10.1 of this Certificate of Incorporation.

Section 10.9  Savings Clause.  If this Article 10 or any portion of this Article 10 is invalidated on any ground by any court of competent jurisdiction, then the Corporation will nevertheless indemnify each Person entitled to indemnification under Section 10.1 of this Article 10 as to all expense, liability and loss (including, without limitation, attorneys’ fees and expenses, judgments, fines, ERISA excise taxes and penalties, and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by the Person and for which indemnification is available to the Person under this Article 10 to the fullest extent permitted by any applicable portion of this Article 10 that has not been invalidated and to the fullest extent permitted by applicable law.

ARTICLE 11

Section 11.1  Rights and Duties of the Corporation, the Founding Stockholders and Directors.

(A) Certain Acknowledgments.  In recognition and anticipation that

(1) each Founding Stockholder will remain, for some period of time, a stockholder of the Corporation;

(2) the Corporation and each Founding Stockholder may engage in the same or similar activities or lines of business and may have an interest in the same or similar areas of corporate opportunities;

(3) the Corporation will derive benefits from its existing and potential future contractual, corporate and business relations with the Founding Stockholders (including without limitation service of officers of the Founding Stockholders as directors or board observers of the Corporation); and

(4) there will be benefits in providing guidelines for directors, board observers and officers of the Founding Stockholders and of the Corporation with respect to the allocation of corporate opportunities and other matters;

the provisions of this Article 11 are set forth to regulate, define and guide the conduct of certain affairs of the Corporation as they may involve each Founding Stockholder, and the powers, rights, duties and liabilities of the Corporation and its officers, directors, board observers, employees and stockholders in connection therewith. As used in this Section 11.1, the term “Corporation” means the Corporation and/or any of its Subsidiaries, and any reference to the stockholders of the Corporation will be deemed to include the members of [NewCo LLC].

(B) Competition and Corporate Opportunities.  Except as each Founding Stockholder may otherwise expressly agree in writing with the Corporation, each Founding Stockholder will have the right to, and will have no duty not to,

(1) engage in the same or similar business activities or lines of business as the Corporation,

(2) compete against the Corporation,

(3) do business with any potential or actual competitor, customer or supplier of the Corporation and

(4) employ or otherwise engage any officer or employee of the Corporation.

The Corporation will have no interest or expectancy that the Founding Stockholder will not engage in any of the foregoing activities, any interest or expectancy being hereby renounced by the Corporation, except, in each case, as provided in Section 11.1(C) of this Article 11. If a Founding Stockholder acquires knowledge of a potential transaction or matter that may be a corporate opportunity or otherwise of interest to the Founding Stockholder and the Corporation, except as provided in Section 11.1(C) of this Article 11, the Founding Stockholder will have no duty to communicate or present the corporate opportunity to the Corporation, the

Corporation will have no interest or expectancy in any such transaction or matter, any interest or expectancy being hereby renounced by the Corporation, and, without limiting the generality of the foregoing, a Founding Stockholder may pursue or acquire a corporate opportunity for itself, direct the corporate opportunity to another Person, or otherwise not present the corporate opportunity to the Corporation. Without limiting the generality of the foregoing, a Founding Stockholder shall have no such duty even if a director, board observer or officer of the Corporation (including, without limitation, any such director, board observer or officer who is also a partner, principal, director, officer, member, manager, representative, designee, or employee of such Founding Stockholder) becomes aware of such transaction or matter in his or her capacity as a director, board observer or officer of the Corporation, so long as such Founding Stockholder also learns, discovers, acquires or develops such transaction or matters independently or otherwise in a manner that was not based on such director’s, board observer’s or officer’s awareness of such transaction or matter. In such case, the provisions of this Section 11.1(B) shall apply and not be affected by any other provision of this Certificate of Incorporation including, without limitation, Section 11.1(C) or 11.1(D) of this Article 11.

(C) Allocation of Corporate Opportunities.  If a director or officer of the Corporation who is also a director, officer or employee of a Founding Stockholder acquires knowledge of a potential transaction or matter that may be a corporate opportunity or otherwise of interest to the Corporation and the Founding Stockholder, the director or officer of the Corporation

(1) will have fully satisfied and fulfilled the fiduciary duties of the director or officer to the Corporation and its stockholders with respect to the corporate opportunity,

(2) will not be obligated to communicate information regarding the corporate opportunity to the Corporation, or the Founding Stockholder’s pursuing or acquiring the corporate opportunity for itself or directing the corporate opportunity to another Person,

(3) will, to the fullest extent permitted by law, be presumed to have acted in good faith and in a manner the Person reasonably believes to be in and not opposed to the best interests of the Corporation and

(4) will be deemed not to have breached his or her duty of loyalty to the Corporation or its stockholders and not to have derived an improper benefit therefrom, if the corporate opportunity belongs to the Founding Stockholder in accordance with the following policy:

(A) a corporate opportunity offered or disclosed to any Person who is a director but not an officer of the Corporation and who is also a partner, principal, director, officer, member, manager, representative, designee or employee of a Founding Stockholder will belong to the Founding Stockholder, unless the opportunity is expressly offered to the Person primarily in his or her capacity as a director of the Corporation, in which case the opportunity will belong to the Corporation;

(B) a corporate opportunity offered or disclosed to any Person who is an officer or manager (whether or not a director) of the Corporation and who is also a partner, principal, director or member, but not an officer or manager of a Founding Stockholder, will belong to the Corporation, unless the opportunity is expressly offered to the Person primarily in his or her capacity as a partner, principal, director or member of the Founding Stockholder, in which case the opportunity will belong to the Founding Stockholder; and

(C) a corporate opportunity offered or disclosed to any other Person who is an officer or manager of both the Corporation and a Founding Stockholder, or a partner, principal, director or member of both the Corporation and a Founding Stockholder, will belong to the Founding Stockholder or to the Corporation, as the case may be, if the opportunity is expressly offered to the Person primarily in his or her capacity as a partner, principal, director, member, officer or manager of the Founding Stockholder or of the Corporation, respectively; otherwise, the opportunity will belong to the Founding Stockholder.

(D) Certain Matters Deemed Not Corporate Opportunities.  In addition to and notwithstanding the foregoing provisions of this Article 11, a corporate opportunity will not be deemed to belong to the Corporation if it is a business opportunity or matter

(1) that the Corporation is not contractually permitted, financially able or legally able to undertake,

(2) that is, from its nature, not in the line of the Corporation’s business or that is one in which the Corporation has no interest as evidenced by a decision of a majority of the Arm’s Length Directors or

(3) in which the Corporation or a Founding Stockholder is permitted to participate as part of any agreement between the Corporation and the Founding Stockholder that has been approved by a majority of the Arm’s Length Directors, it being acknowledged that the rights of the Corporation under any agreement will be deemed to be contractual rights and will not be corporate opportunities of the Corporation for any purpose, except that no presumption or implication as to corporate opportunities relating to any transaction not explicitly covered by an agreement will arise from the existence or absence of any agreement.

(E) Agreements and Transactions with any Founding Stockholder.  If any contract, agreement, arrangement or transaction between the Corporation and a Founding Stockholder involves a corporate opportunity and is approved in accordance with the procedures set forth in Article 11 hereof, the Founding Stockholder and its officers and directors (including without limitation, any Person who is also a director or officer of the Corporation) will also, for the purposes of this Article 11 and the other provisions of this Certificate of Incorporation, be deemed to have fully satisfied and fulfilled any fiduciary duties they may have to the Corporation and its stockholders. Any contract, agreement, arrangement or transaction involving a corporate opportunity not so approved will not by reason thereof result in any breach of any fiduciary duty, but will be governed by the other provisions of Article 11, this Certificate of Incorporation, the Bylaws of the Corporation, the DGCL and other applicable law.

(F) Deemed Notice.  Any Person purchasing or otherwise acquiring (including as a result of the conversion of any of its securities in a merger or other corporate transaction) any interest in any shares of stock or other securities (including without limitation stock options) of the Corporation will be deemed to have notice of and consented to the provisions of this Article 11.

(G) No Expansion.  Nothing in this Article 11 is intended to, and will not be construed to, expand any party’s fiduciary duties under applicable law.

(H) Amendment.  Notwithstanding anything to the contrary contained in this Certificate of Incorporation, and in addition to any other vote required by the DGCL or this Certificate of Incorporation, the affirmative vote of the holders of at least 75% of the voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, shall be required to alter, amend or repeal this Section 11.1 or to adopt any provision that is inconsistent herewith.

ARTICLE 12

Section 12.1  Severability.  If any provision or provisions of this Certificate of Incorporation are held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever:

(A) the validity, legality and enforceability of the provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) will not in any way be affected or impaired thereby, and

(B) to the fullest extent possible, the provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any provision held to be invalid, illegal or unenforceable) will be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

ARTICLE 13

Section 13.1  Section 203 of the DGCL.  The Corporation will not be subject to the provisions of Section 203 of the DGCL.

ARTICLE 14

Section 14.1  Equityholders’ Agreement.  All of the provisions set forth in this Certificate of Incorporation will be subject to the terms and conditions of the Equityholders’ Agreement for so long as such agreement remains in effect in accordance with its terms.

ARTICLE 15

Section 15.1  Amendments.  Subject to Section 5.3, Section 8.2 and Section 11.1(H), this Certificate of Incorporation may be altered, amended or repealed from time to time and at any time in the manner now or hereafter prescribed by the laws of the State of Delaware.

ARTICLE 16

Section 16.1  Definitions.  As used in this Certificate of Incorporation, the term:

(A) “Affiliate” means, with respect to any Person, any other Person (other than the Corporation) directly or indirectly controlling or controlled by or under direct or indirect common control with that Person; provided that (i) neither the Corporation nor any of its Subsidiaries will be deemed an Affiliate of any stockholder of the Corporation and (ii) no stockholder of the Corporation will be deemed an Affiliate of any other stockholder of the Corporation, in each case, solely by reason of any investment in the Corporation or entry into any of the Transaction Documents. For the purposes of this definition, “control,” when used with respect to any Person, means

(1) the ownership, directly or indirectly, of more than 50% of the voting securities of that Person or

(2) the power to otherwise direct the management and policies of that Person, whether by contract or otherwise.

(B) “Alien” means “aliens,” “their representatives,” “a foreign government or representatives thereof” or “any corporation organized under the laws of a foreign country” as the terms are used in Section 310(b)(4) of the Communications Act.

(C) “Arm’s Length Directors” means the directors on the Board who are disinterested with respect to a certain transaction.

(D) “Beneficial Owner,” “Beneficially Own” and “Beneficial Ownership” has the meaning given in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of Common Stock of the Corporation will be calculated in accordance with the provisions of that Rule.

(E) “Business Day” means any day other than a day on which commercial banks in The City of New York are required or authorized by law to be closed.

(F) “Change of Control” has the meaning attributed to such term in the Equityholders’ Agreement.

(G) “Class B Common Unit” means a Unit designated as a Class B Common Unit under the Operating Agreement with the rights, powers and duties set forth in such agreement.

(H) “Communications Act” means the Communications Act of 1934, as amended.

(I) “Company Disregarded Subsidiary” has the meaning attributed to such term in the Operating Agreement.

(J) “Dissolution Event” has the meaning attributed to such term in the Operating Agreement.

(K) “Equity Securities” has the meaning attributed to such term in the Operating Agreement.

(L) “Equityholders’ Agreement” means that certain Equityholders’ Agreement, dated as of [          ], 2008, by and among the Corporation, [Sprint], [Eagle River], [Comcast], [TWC], [Google], [BHN] and [Intel] (as the same may be amended, amended and restated, supplemented or otherwise modified from time to time).

(M) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(N) “Exercisable Rights” has the meaning attributed to such term in the Operating Agreement.

(O) “FCC” means the Federal Communications Commission.

(P) “Federal Communications Laws” means any law of the United States now or in the future in effect (and any regulation thereunder, including, without limitation, the Communications Act), and regulations thereunder, pertaining to the ownership, operation or regulating the business activities of (i) any television or radio station, daily newspaper, cable television system, Internet service provider or other medium of mass communications or (ii) any provider of programming content to any medium.

(Q) “Founding Stockholder” means:

(1) [Sprint], a          , and its Affiliates and any other entity that is one of its Permitted Transferees and Permitted Designees;

(2) [Eagle River], a Washington limited liability company, and its Affiliates and any other entity that is one of its Permitted Transferees and Permitted Designees;

(3) [Comcast], a          , and its Permitted Transferees and Permitted Designees;

(4) [TWC], a          , and its Permitted Transferees and Permitted Designees;

(5) [Google], a          , and its Permitted Transferees and Permitted Designees;

(6) [BHN], a          , and its Permitted Transferees and Permitted Designees;

(7) [Intel], a          , and its Permitted Transferees and Permitted Designees;

(8) [XYZ, LLC], a Washington limited liability company, any of its members, its or their Affiliates, and any Person for whom any such member serves as a director or officer and any successor or assign of any of the foregoing, for such time as any member of [XYZ, LLC] or any of its Affiliates (including transferees of capital stock of the Corporation held by [XYZ, LLC] who are Affiliates of [XYZ, LLC] at the time of such transfer) serves as a member of the Board.

(9) any future stockholder who has the right to designate at least one director for election to the Board under the Bylaws of the Corporation or other agreement with the Corporation and its Affiliates; and

(10) all successors to a Founding Stockholder by way of merger, consolidation or sale of all or substantially all of the Founding Stockholder’s assets and its Affiliates.

(R) “Independent Director” means any member of the Board who meets the director independence requirements of the rules and regulations of The NASDAQ Stock Market, LLC, applicable to listed companies, as amended from time to time, or if the principal United States listing or quotation of the Common Stock is on another United States securities exchange, the director independence requirements of the rules and regulations of that exchange, as amended from time to time; provided, that if the Class A Common Stock is not then traded on an exchange or association that maintains director independence requirements, the Independent Directors will be the Arm’s Length Directors.

(S) “Market Price” means as to any security, the average of the closing prices of the security’s sales on all domestic securities exchanges on which the security may at the time be listed, or, if there have been no sales on any exchange on any day, the average of the highest bid and lowest asked prices on all exchanges at the end of the day, or, if on any day the security is not so listed, the average of the representative bid and asked prices quoted in the NASDAQ System as of 4:00 P.M., New York time, on the day, or, if on any day the security is not quoted in the NASDAQ System, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization, in each case averaged over a period of 21 Business Days consisting of the Business Day as of which “Market Price” is being determined, the 10 consecutive Business Days prior to such day and the 10 consecutive Business Days after such day; provided that if the security is listed on any domestic securities exchange the term “Business Days” as used in this sentence means Business Days on which the exchange is open for trading. If at any time the security is not listed on any domestic securities exchange or quoted in the NASDAQ System or the domestic over-the-counter market, the “Market Price” will be the fair value thereof determined in good faith by a majority of the Independent Directors.

(T) “[NewCo LLC]”  Ameans a Delaware limited liability company.

(U) “Operating Agreement” means the Amended and Restated Operating Agreement of [NewCo LLC], dated          , 200  , as the same may be amended, amended and restated, supplemented or otherwise modified from time to time.

(V) “Other Business Activities” means business activities of the Corporation that are (a) approved by the Board in accordance with Section 2.6(b)(iii) of the Equityholders’ Agreement and (b) not conducted by or through the LLC or its Subsidiaries.

(W) “Par Value” means, with respect to shares of Class A Common Stock and Class B Common Stock, $0.0001 per share, as adjusted for Recapitalization Events.

(X) “Permitted Designee” has the meaning attributed to such term in the Equityholders’ Agreement.

(Y) “Permitted Transferee” has the meaning attributed to such term in the Equityholders’ Agreement.

(Z) “Person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, estate, unincorporated organization, government or any agency or political subdivisions thereof or any group comprised of two or more of the foregoing.

(AA) “Recapitalization Event” has the meaning attributed to such term in the Operating Agreement.

(BB) “Redemption Date” means the date fixed by a majority of the Independent Directors for the redemption of any shares of capital stock of the Corporation.

(CC) “Redemption Securities” means any debt or equity securities of the Corporation, any of its Subsidiaries, or any combination thereof having the terms and conditions as will be approved by a majority of the Independent Directors and that, together with any cash to be paid as part of the redemption price, in the opinion of an investment banking firm of recognized national standing selected by a majority of the Independent Directors (which may be a firm that provides other investment banking, brokerage or other services to the Corporation), have a Market Price, at the time notice of redemption is given, at least equal to the redemption price required to be paid by Section 4.3(H)(3)(A).

(DD) “Subsidiary” has the meaning attributed to such term in the Equityholders’ Agreement.

(EE) “Transaction Documents” has the meaning attributed to such term in the Operating Agreement.

(FF) “Transfer” has the meaning attributed to such term in the Equityholders’ Agreement.

(GG) “Transferee” means any Person to whom any stockholder or any Transferee of that stockholder Transfers Common Stock in accordance with the terms of this Certificate of Incorporation.

(HH) “Transferor” means the stockholder or any Transferee that Transfers Common Stock in accordance with the terms of this Certificate of Incorporation.

(II) “Unit Holding Company” has the meaning attributed to such term in the Operating Agreement.

(JJ) “Unit Holding Company Stockholder” has the meaning attributed to such term in the Operating Agreement.

(KK) “Units” means limited liability company interests in [NewCo LLC], or any successor entities thereto, authorized and issued under its Operating Agreement.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Incorporation to be signed by          , its          this   day of          , 2008.

[NEWCO CORPORATION]

By:
Name:

Title:

ANNEX C

EQUITYHOLDERS’ AGREEMENT

Annex C

EQUITYHOLDERS’ AGREEMENT
by and among
[NEWCO CORPORATION,]
[SPRINT,]
[EAGLE RIVER HOLDINGS, LLC,]
[INTEL,]
[COMCAST,]
[GOOGLE INC.,]
[TIME WARNER CABLE,]
and
[BHN SPECTRUM INVESTMENTS, LLC]
Dated as of [          ], 2008

C-i

C-ii

THIS EQUITYHOLDERS’ AGREEMENT (this “Agreement”) is entered into as of [          ], 200[  ] (the “Effective Date”), by and among NEWCO CORPORATION, a Delaware corporation (the “Company”), [SPRINT], a           (“Sprint”), [EAGLE RIVER HOLDINGS, LLC], a Washington limited liability company (“Eagle River”), [INTEL], a          (“Intel”), [COMCAST], a           (“Comcast”), [GOOGLE INC.], a Delaware corporation (“Google”), [TIME WARNER CABLE], a          (“TWC”), and [BHN SPECTRUM INVESTMENTS, LLC], a Delaware limited liability company (“BHN”; and, together with Comcast, Google and TWC, the “Strategic Investors”).1 Each of Sprint, Eagle River, Intel and each Strategic Investor, together with each of their respective Permitted Transferees and Permitted Designees (each as hereinafter defined) that becomes a party to this Agreement in accordance with Article 3, is individually referred to as an “Equityholder”, and collectively as the “Equityholders.”

RECITALS:

A. The parties desire to (i) foster the development of a nationwide wireless broadband network (the “Wireless Broadband Network”); (ii) expedite the commercial availability of wireless broadband services over the Wireless Broadband Network; (iii) enable the offering of a greater depth and breadth of wireless broadband services; and (iv) promote wireless broadband development.

B. In order to satisfy the foregoing objectives, Sprint, Intel, the Strategic Investors and Clearwire Corporation (“Clearwire”) have entered into the Transaction Agreement and Plan of Merger (as amended from time to time, the “Transaction Agreement”), under which

(i) Clearwire formed the Company;

(ii) the Company formed NewCo LLC (the “LLC”), which was until the Closing treated as a disregarded entity for U.S. federal income tax purposes;

(iii) NewCo LLC in turn formed a wholly-owned limited liability company subsidiary, Clearwire Sub LLC (“Clearwire Sub LLC”) that is and has at all times since its formation been treated as a disregarded entity for U.S. federal income tax purposes;

(iv) the outstanding shares of Class B common stock of Clearwire were converted into an equal number of shares of the Class A common stock of Clearwire in a transaction intended to qualify as a reorganization within the meaning of Code Section 368(a)(1)(E) and governed by Code Section 1036;

(v) Clearwire merged with and into Clearwire Sub LLC in a transaction intended to qualify as a reorganization under Code Section 368(a)(1)(F) (the “Merger”) and, in the Merger, the stockholders of Clearwire exchanged their Class A common stock of Clearwire for an equal number of shares of Class A Common Stock;

(vi) in connection with the Merger, the Company was issued Voting Units and Class A Common Units (both as defined in the Operating Agreement) in accordance with the terms of the Original Operating Agreement (as defined in the Operating Agreement);

(vii) Sprint formed a Delaware limited liability company (“Sprint HoldCo LLC”), which has at all times been treated as a partnership for U.S. federal income tax purposes and which in turn formed a wholly-owned Delaware limited liability company (“Sprint Sub LLC”), which is and all times since its formation has been treated as a disregarded entity for U.S. federal income tax purposes;

(viii) Sprint caused one or more wholly-owned companies (the “Transfer Entities”) to hold the Sprint WiMAX Business (as defined in the Transaction Agreement) and caused all of the Transfer Entities to be limited liability companies treated as disregarded entities for U.S. federal income tax purposes immediately prior to and as of the Closing (and the Transfer Entities continue to be treated as disregarded entities for U.S. federal income tax purposes following the Closing);

1 Note: Parties to be updated (and corresponding changes to be made, if necessary) if Sprint, Intel or a Strategic Investor invests through more than one entity.

(ix) Sprint and its Subsidiaries contributed all of the limited liability company interests in each of the Transfer Entities to Sprint HoldCo LLC, which in turn contributed those interests to Sprint Sub LLC, and Sprint Sub LLC assumed the Sprint Pre-Closing Financing (as defined in the Transaction Agreement) in accordance with the terms of the Transaction Agreement;

(x) following the Merger and the contribution of the Transfer Entities to Sprint Sub LLC, Sprint caused Sprint HoldCo LLC to contribute all of the limited liability company interests of Sprint Sub LLC to the LLC (the “Sprint Contribution”) in exchange for Class B Common Units (as defined in the Operating Agreement) and purchased an equal number of shares of Class B Common Stock for cash;

(xi) the Company thereafter contributed the cash it received from Sprint described in clause (x) above to the LLC in exchange for additional Voting Units;

(xii) following the Merger and the Sprint Contribution, Intel contributed $1,000,000,000 in cash to the LLC in exchange for Voting Units and Class B Common Units;

(xiii) Intel thereafter contributed its Voting Units to the Company in exchange for an equal number of shares of Class B Common Stock;

(xiv) following the Merger and the Sprint Contribution, Comcast, TWC and BHN contributed $1,050,000,000, $550,000,000 and $100,000,000, respectively, in cash to the LLC in exchange for Voting Units and Class B Common Units;

(xv) each of Comcast, TWC and BHN thereafter contributed their respective Voting Units to the Company in exchange for an equal number of shares of Class B Common Stock;

(xvi) following the Merger and the Sprint Contribution, Google contributed $500,000,000 to the Company in exchange for shares of Class A Common Stock;

(xvii) the Company thereafter contributed the cash it received from Google to the LLC in exchange for Voting Units and Class A Common Units; and

(xviii) as a result of the contributions to the LLC by Sprint, Intel, Comcast, TWC and BHN described in clauses (x), (xii) and (xiv) above, the LLC was converted into a partnership for U.S. federal income tax purposes, to which partnership the Company, Sprint, Intel, Comcast, TWC and BHN were treated as contributing assets.

C. NewCo LLC and Intel have agreed to enter into the Intel Agreement at the Closing to, among other things, accelerate and facilitate the development of a nationwide mobile wireless broadband network and devices using WiMAX.

D. The parties desire to enter into this Agreement to provide for certain rights and obligations of the Equityholders, and for the management and operation of the Company.

ARTICLE 1

DEFINITIONS

Capitalized terms used in this Agreement and not otherwise defined in this Agreement have the meanings specified in Exhibit A.

ARTICLE 2

CORPORATE GOVERNANCE

2.1 Board Representation.

(a) The Board will be comprised of 13 Directors, who will be nominated as follows:

(i) seven Directors may be nominated by Sprint (the “Sprint Designees”), except that

(A) for as long as there are not more than two Independent Designees, at least one of the Sprint Designees must

(I) qualify as an Independent Director, and

(II) qualify to serve on the Audit Committee, and be willing to serve on the Audit Committee during his or her tenure as a Director;

(B) if, at any time after the Effective Date, Sprint ceases to have a Percentage Interest equal to at least 50% of its Percentage Interest as of the Effective Date (as may be adjusted on the Adjustment Date), then the right of Sprint to nominate Directors will be reduced to a number equal to the product obtained by multiplying the Percentage Interest then held by Sprint by 13, rounded to the nearest whole number (and, for the avoidance of doubt, will be subject to further adjustment pursuant to this clause (B) as a result of subsequent changes in Sprint’s Percentage Interest);

(C) upon and at all times following the occurrence of a Sprint Adverse Change of Control, then

(I) the right of Sprint to nominate Directors will be reduced (if applicable) to a number equal to the lesser of (x) the product obtained by multiplying the Percentage Interest then held by Sprint by 13, rounded to the nearest whole number and (y) six; and

(II) the right of Sprint to nominate Directors will be subject to further adjustment in accordance with Section 2.1(a)(i)(B), Section 2.1(a)(vii) and Section 3.8(e)(i); provided that in no event shall the number of Directors that Sprint is entitled to nominate upon and after the occurrence of a Sprint Adverse Change of Control exceed six; and

(D) subject to clause (C)(II) above, the number of Directors that Sprint is entitled to nominate may be further adjusted in accordance with

(I) clause (vii) of this Section 2.1(a), and

(II) Section 3.8(e)(i); and

(ii) one Director may be nominated by Eagle River (the “Eagle River Designee”), except that

(A) if, at any time after the Effective Date, Eagle River ceases to own at least 50% of the Eagle River Original Shares, then Eagle River will cease to have the right to nominate any Directors; and

(B) for as long as Eagle River has the right to nominate a Director, Eagle River will also have the right to designate one individual (the “Eagle River Observer”) that will have Observer Rights subject to the Observer Restrictions; and

(iii) one Director may be nominated by Intel (the “Intel Designee”), except that

(A) if, at any time after the Effective Date, Intel ceases to have a Percentage Interest equal to at least 50% of its Percentage Interest as of the Effective Date (as may be adjusted on the Adjustment Date), then the right of Intel to nominate Directors will be reduced to a number equal to the product obtained by multiplying the Percentage Interest then held by Intel by 13, rounded to the nearest whole number (and, for the avoidance of doubt, will be subject to further adjustment pursuant to this clause (A) as a result of subsequent changes in Intel’s Percentage Interest);

(B) the number of Directors that Intel is entitled to nominate may be further adjusted in accordance with

(I) clause (vii) of this Section 2.1(a), and

(II) Section 3.8(e)(i); and

(C) for as long as Intel has the right to nominate a Director, Intel will also have the right to designate one individual (the “Intel Observer”) that will have Observer Rights subject to the Observer Restrictions; and

(iv) two Directors may be nominated by the Strategic Investor Group (the “Strategic Investor Designees”), except that

(A) if, at any time after the Effective Date, the Strategic Investor Group collectively ceases to have a Percentage Interest equal to at least 50% of its aggregate Percentage Interest as of the Effective Date (as may be adjusted on the Adjustment Date), then the right of the Strategic Investor Group to nominate Directors will be reduced to a number equal to the product obtained by multiplying the Percentage Interest then held by the Strategic Investor Group, in the aggregate, by 13, rounded to the nearest whole number (and, for the avoidance of doubt, will be subject to further adjustment pursuant to this clause (A) as a result of subsequent changes in the Strategic Investor Group’s Percentage Interest);

(B) the number of Directors that the Strategic Investor Group is entitled to nominate may be further adjusted in accordance with

(I) clause (vii) of this Section 2.1(a), and

(II) Section 3.8(e)(i); and

(C) for as long as BHN owns a number of shares of Common Stock equal to at least 50% of the BHN Original Shares, BHN will have the right to designate one individual that will have Observer Rights subject to the Observer Restrictions (the “BHN Observer”) and

(D) for as long as the Strategic Investor Group owns a number of shares of Common Stock equal to at least 50% of the Strategic Investor Group’s Original Shares, then the Strategic Investor Group will have the right to designate one individual that will have Observer Rights subject to the Observer Restrictions (a “Strategic Investor Observer”, and collectively with the Eagle River Observer, the Intel Observer, the BHN Observer and any individual that has Observer Rights subject to the Observer Restrictions pursuant to Section 2.1(a)(x)(A), the “Observers”, and each an “Observer”); provided that, subject to Section 2.1(a)(x)(A), there will not be, at any given time, more than one Strategic Investor Observer;

(v) one Director may be nominated by the unanimous agreement of Intel and the Strategic Investor Group (“Investor Independent Designee”), except that

(A) if, at any time after the Effective Date, the Strategic Investor Group collectively ceases to have a Percentage Interest equal to at least 50% of its aggregate Percentage Interest as of the Effective Date (as may be adjusted on the Adjustment Date), then the Investor Independent Designee may be nominated by Intel, and if Intel ceases to have a Percentage Interest equal to at least 50% of its Percentage Interest as of the Effective Date (as may be adjusted on the Adjustment Date), the Investor Independent Designee may be nominated by the Strategic Investor Group, and if both the Strategic Investor Group and Intel cease to have a Percentage Interest equal to at least 50% of their respective Percentage Interests as of the Effective Date (as may be adjusted on the Adjustment Date), then neither of the Strategic Investor Group nor Intel may nominate an Investor Independent Designee, and the Director seat will be filled by an Independent Designee nominated by the Nominating Committee in accordance with clause (viii) below, and

(B) the Investor Independent Designee must

(I) qualify as an Independent Director, and

(II) qualify to serve on the Audit Committee, and be willing to serve on the Audit Committee during his or her tenure as a Director;

(vi) in addition to any Directors to be nominated by the Nominating Committee as provided in clause (viii) of this Section 2.1(a), one Director will be nominated by the Nominating Committee (the “Initial Independent Designee”), except that the Initial Independent Designee must

(A) qualify as an Independent Director, and

(B) qualify to serve on the Audit Committee as its chairperson and be willing to serve on and to be the chairperson of the Audit Committee during his or her tenure as a Director; and

(vii) if Sprint Transfers to any other Equityholder(s) (the “25% Transferee(s)”) a number of shares of Common Stock or Units, as applicable, equal in the aggregate to at least 25% of Sprint’s Original Shares or 25% of the Units acquired by Sprint on the Effective Date (as adjusted for Recapitalization Events) (whether under Section 3.3 of this Agreement or otherwise), then, if requested by any of the applicable 25% Transferees (it being understood and agreed that the Strategic Investor Group as a whole shall be deemed to be a single 25% Transferee for purposes of this Section 2.1(a)(vii)), the following adjustments will be made as among Sprint and such 25% Transferee(s) only, without affecting the Board nomination rights of any other Equityholder:

(A) the right of Sprint to nominate Directors will be reduced if the number equal to the product obtained by multiplying the Percentage Interest then held by Sprint by 13, rounded to the nearest whole number, is less than the number of Directors that Sprint had the right to nominate immediately prior to such Transfer, in which case, Sprint will then have the right to nominate such lesser number of Directors,

(B) subject to Section 2.1(a)(x), the right of each such 25% Transferee to nominate Directors will be increased if the number equal to the product obtained by multiplying the Percentage Interest then held by such 25% Transferee by 13, rounded to the nearest whole number, is greater than the number of Directors that such 25% Transferee had the right to nominate immediately prior to such Transfer, in which case, such 25% Transferee will then have the right to nominate such greater number of Directors, and

(C) from and after the time of such Transfer, the provisions of Section 2.1(a)(i)(B), Section 2.1(a)(iii)(A) and Section 2.1(a)(iv)(A), as applicable, relating to the proportionate adjustment of the right to nominate Directors shall apply to Sprint and the applicable 25% Transferee(s) regardless of whether the 50% threshold referred to in those Sections has been met.

(viii) Except as provided in this clause (viii) and in clauses (vii) above and (x) below, if an Equityholder loses or elects not to exercise (in whole or in part) the right to nominate all or any portion of its Equityholder Designees for any reason, the Director seats that the Equityholder has lost or elects not to exercise the right to nominate will become additional Independent Directors nominated by the Nominating Committee (the Initial Independent Designee and each such additional Independent Director nominated by the Nominating Committee being referred to herein as an “Independent Designee”); provided that any election by an Equityholder not to exercise (in whole or in part) the right to nominate all or any portion of its Equityholder Designees shall not constitute a permanent waiver or relinquishment of such right; and provided, further, that if an Equityholder elects not to exercise its right to nominate an Equityholder Designee, and the seat held by such Equityholder Designee is filled by an Independent Designee in accordance with the foregoing, the Equityholder will be entitled to re-exercise its right to nominate a Director in place of such Independent Designee only upon a vacancy of one of the seats held by an Independent Designee or at a regularly scheduled meeting of stockholders at which Directors are elected in accordance with Section 2.1(b), if applicable.

(ix) The Initial Independent Designee, one of the Sprint Designees (for as long as Sprint is required to nominate an Independent Director) and the Investor Independent Designee (for as long as there is an Investor Independent Designee) must qualify to serve on the Audit Committee (and be willing to serve on the Audit Committee during their respective tenures as a Director) and at least one of the Independent Designees must have the requisite experience and qualifications to serve as an “audit committee financial expert” within the meaning of the Exchange Act. If, however, either Sprint is no longer required to nominate an Independent Director or there is no longer an Investor Independent Designee, then at least two of the Independent Designees and either the Investor Independent Designee or the Sprint Designee that qualifies as an Independent Director (as applicable) must qualify to serve on the Audit Committee (and will agree to do so at the time the Independent Designees are appointed). If, however, Sprint is no longer required to nominate an Independent Director and there is no longer an Investor Independent Designee, then at least three of the Independent Designees must qualify to serve on the Audit Committee (and will agree to do so at the time the Independent Designees are appointed).

(x) If at any time, as a result of any adjustment pursuant to this Section 2.1(a) or Section 3.8(e)(i), any Equityholder has the right to nominate a number of Directors that is greater than the number of Available Seats, the Company and the Equityholders will cooperate to take such actions as are necessary to reduce (at the next annual or special meeting of the stockholders of the Company at which Directors are elected) the number of Independent Designees in order to permit such Equityholder to exercise its rights under this Section 2.1(a) or Section 3.8(e)(i); provided that there will be at least three Independent Directors for so long as the Company is required by Law or the rules of any applicable national securities exchange to have three Independent Directors. If, following the elimination of the Independent Designees in accordance with the immediately preceding sentence, as a result of any adjustment pursuant to this Section 2.1(a) or Section 3.8(e)(i), an Equityholder (for purposes of this Section 2.1(a)(x), a “Nominating Equityholder”) has the right to nominate a number of Directors that is greater than the number of Available Seats (such excess number of seats, “Unfilled Director Seats”), then,

(A) until (i) the Nominating Equityholder nominates a number of Equityholder Designees pursuant to Section 2.1(a)(x)(B) equal to the number of such Nominating Equityholder’s Unfilled Director Seats and (ii) each such Equityholder Designee that has been so nominated has been elected or appointed to the Board, the Nominating Equityholder will have the right, in respect of each of such Nominating Equityholder’s Unfilled Director Seats, to designate one individual that will have Observer Rights subject to the Observer Restrictions, and

(B) when another Equityholder loses the right to nominate one or more of its Equityholder Designees under circumstances where the Board seat would otherwise be filled by an Independent Designee in accordance with clause (viii) above, in lieu of filling such Board seat in accordance with clause (viii) above, the Nominating Equityholder will be entitled to nominate additional Equityholder Designee(s) to fill each such vacated seat (up to the number of Unfilled Director Seats of such Nominating Equityholder); provided that if the Equityholder Designee who is being replaced was required to qualify as an Independent Director and serve on the Audit Committee in accordance with this Section 2.1(a), then the replacement Equityholder Designee nominated by the Nominating Equityholder will be required to qualify as an Independent Director and be willing and qualified to serve on the Audit Committee until such time as there are at least three other Independent Directors, for so long as the Company is required by Law or the rules of any applicable national securities exchange to have three Independent Directors.

(xi) The adjustments to Board nomination rights set forth in this Section 2.1(a) shall be implemented from time to time after the date hereof based on the relevant circumstances at the time (i.e., adjustments in nomination rights triggered by one event or circumstance may be further adjusted based on subsequent events or circumstances). For example, upon and after the initial adjustment (if any) pursuant to Section 2.1(a)(vii), the Board nomination rights set forth in this Section 2.1(a) shall be subject to further adjustment pursuant to Section 2.1(a)(vii) based on any subsequent change in the Percentage Interests of Sprint and the applicable 25% Transferee(s).

(xii) For so long as an Equityholder has the right under this Agreement to designate an Observer, the Observer will be permitted to (A) attend and observe, but not otherwise participate in, all meetings of the Board (but not any committees of the Board), and (B) receive (on a concurrent basis) all notices and other information provided to Directors in their capacity as Directors by the Company (“Observer Rights”), except that (x) as a condition to allowing the Observer to attend meetings of the Board or to receive any information, the Company may require that the Observer execute a confidentiality agreement, reasonably satisfactory to the Company, with respect to the information to be provided or the matters to be discussed at any meeting of the Board; provided, however, that if the Observer is an employee, agent or independent contractor of the Equityholder appointing that Observer then in lieu of a separate confidentiality, non-use or non-disclosure agreement between the Observer and the Company, the Equityholder agrees to cause the Observer to comply with Section 4.7 and to be responsible for any breach of such Section by the Observer, and (y) the Company may exclude the Observer from any meeting of the Board, or portions thereof, or deny access to any information or portions thereof provided to Directors, if the Company reasonably determines that the participation of the Observer, or access to the applicable information, could (1) result in a waiver of the attorney-client privilege (based on the advice of Company counsel) with respect to any matters to be discussed or any matters included in the information to be distributed; (2) expose to an Observer (who represents or is affiliated with a competitor to the Company, a customer, supplier or other business partner of the Company or a competitor to the Company’s customers, suppliers or other business partners) (A) if a contract or understanding with any Person or Affiliate of such Person represented by the Observer is being described, discussed or voted upon, any information related to such contract or understanding and/or (B) the Company’s business operations, objectives, opportunities, competitive positioning and/or prospects related to any such Person or any matter in which such Person may be reasonably deemed to have an interest that is adverse to the Company; (3) cause the Company to violate obligations with respect to confidential or proprietary information of third parties, provided that an Observer shall not be so excluded unless all other Persons whose participation in such meeting of the Board, or portions thereof, or receipt of such information, or portions thereof, would result in a violation of such third party obligations are also excluded; or (4) pose an actual or potential conflict of interest for the Equityholder designating the Observer, any of its Affiliates or the Observer (subsections (x) and (y) collectively “Observer Restrictions”). In addition, if an Observer designated by an Equityholder is an observer, employee, officer, director, partner or member at another company that competes with the Company or is primarily engaged in a business in a substantially related industry, a majority of those Directors that are not appointed by the Equityholder appointing the Observer would be permitted to exclude the Observer from any meeting of the Board, or portions thereof, or deny access to any information provided to Directors, if such Directors reasonably determine, in a closed session, to exclude such Observer to protect the proprietary nature of the information included in the matters to be discussed and/or distributed.

(xiii) The Company acknowledges that an Equityholder appointing an Observer and/or an Observer may likely have, from time to time, information that may be of interest to the Company (but which excludes any information that the Observer receives or learns in its position as an Observer) (“Observer Information”) including, by way of example only, technologies, plans, services of the applicable Equityholder, strategies relating thereto, developments with respect to the technologies, products and services, and plans and strategies relating thereto, of other companies, including actual or potential competitors of the Company. The Observer Information may or may not be actually known by the Observer. The Company agrees that an Equityholder designating an Observer to the Board, merely by exercising that right of appointing the Observer, and the Observer does not have any additional duty to disclose any Observer Information to the Company or offer to the Company the right to participate in projects or investments based on the Observer Information or otherwise take advantage of any opportunity that may be of interest to the Company if it were aware of the Observer Information, and waives, to the extent permitted by law, any claim based on the corporate opportunity. The Company will not, to the extent permitted by law, take action to limit the Equityholder’s ability to pursue opportunities based on the Observer Information or require the Equityholder or Observer to disclose the Observer Information to the Company solely based on the Equityholder’s exercise of its right to appoint the Observer.

(b) The initial Directors and the Observers will be as set forth on Exhibit B.2 Sprint, Eagle River, Intel and the Strategic Investor Representative (on behalf of the Strategic Investor Group) will provide the other Equityholders and the Company with written notice of any changes to their respective Equityholder Designees in connection with an annual meeting of the stockholders of the Company at least 90 days before the annual meeting of the stockholders of the Company at which elections of Directors will be held. Notwithstanding the foregoing and Section 2.1(a)(viii), the Company and the Equityholders acknowledge and agree that (A) Intel may elect not to nominate the Intel Designee to begin serving on the Board as of the Effective Date, (B) Intel shall have until the 180th day following the Effective Date to nominate the Intel Designee, (C) during such 180-day period, there will be a vacancy on the Board until such time as Intel nominates the Intel Designee and (D) if Intel does not nominate the Intel Designee during such 180-day period, then Intel will be deemed to have waived its rights to nominate a Director until there is a vacancy of one of the seats held by an Independent Designee or until a regularly scheduled meeting of stockholders at which Directors are elected in accordance with Section 2.1(b), if applicable, and the Director seat will be filled in accordance with Section 2.1(a)(viii). Until such time as the Intel Designee is appointed, the Board may appoint an Independent Designee to any of the committees on which the Intel Designee was entitled to be a member under this Agreement.

(c) The Company and the Equityholders will take whatever actions may be required under Law to cause the Board to consist of the number of Directors specified in this Section 2.1.

(d) At each annual or special meeting of the stockholders of the Company at which Directors are to be elected, the Company will include in the slate of nominees recommended by the Board and in the Company’s proxy statement or notice of such meeting all of the Equityholder Designees and each Independent Designee and will use its Reasonable Best Efforts to cause the election of each of those designees to the Board, including nominating those individuals to be elected as Directors as provided in this Agreement.

(e) If a vacancy is created at any time by the death, disability, retirement, resignation or removal (with or without cause) of any Director who is an Equityholder Designee or Independent Designee, the Company and each Equityholder will take all actions necessary to cause the vacancy to be filled as soon as practicable by a new Equityholder Designee or Independent Designee, as the case may be, who is nominated in the manner specified in this Section 2.1. If the vacancy was created by the death, retirement, disability, resignation or removal of an Equityholder Designee, and if the applicable Equityholder does not nominate a replacement Director to fill such vacancy within 90 days following the date of the vacancy, such Equityholder will be deemed to have waived its rights to nominate a replacement Director until there is a vacancy of one of the seats held by an Independent Designee or until a regularly scheduled meeting of stockholders at which Directors are elected in accordance with Section 2.1(b), if applicable, and the Director seat will be filled in accordance with Section 2.1(a)(viii). If the remaining Directors have not, within 30 days following the earlier of (x) in the case of an Equityholder Designee, the date on which the replacement Director has been nominated or (y) 90 days after the date of such vacancy, caused (by written consent or otherwise) the vacancy to be filled by a new Equityholder Designee or Independent Designee, as applicable, in the manner specified in Section 2.1, then the Company and each Equityholder will take all actions necessary to fill the vacancy as provided in this Section 2.1(e).

(f) Each of the Equityholders will

(i) vote any Voting Securities owned by it or over which it has the power to vote (or direct the voting of) and cause its Controlled Affiliates to vote any Voting Securities, at each annual or special meeting of stockholders of the Company at which Directors are to be elected, or execute (or cause to be executed) proxies or written consents with respect to such Voting Securities, as the case may be, in favor of the election of the Equityholder Designees and the Independent Designees nominated to the Board as provided in this Section 2.1, and

(ii) use its Reasonable Best Efforts to cause the election of the Equityholder Designees and Independent Designees to the Board, including nominating those individuals to be elected as members of the Board.

2 Exhibit B to be completed prior to Closing.

(g) On the written request of the Equityholder entitled to nominate the relevant Director, but only upon such written request, each other Equityholder will vote any Voting Securities owned by it or over which it has the power to vote (or direct the voting) and will cause its Controlled Affiliates to vote any Voting Securities, and, together with the Company, take or cause to be taken all actions necessary, to remove any Director nominated by the requesting Equityholder, and to elect any replacement Director nominated by that Equityholder (provided that such replacement Director otherwise meets all of the applicable requirements under Section 2.1(a)). Subject to Section 2.1(h) and the penultimate sentence of this Section 2.1(g), unless the Equityholder entitled to nominate the relevant Director otherwise requests in writing, no Equityholder will take any action to cause the removal of any Directors nominated by any other Equityholder. Notwithstanding anything to the contrary in this Agreement, any Director may be removed for “cause” by a majority vote of the other Directors. For purposes of this Section 2.1(g), “cause” shall mean the conviction of the Director of, or the entry of a pleading of guilty or nolo contendere by the Director to, any crime involving moral turpitude or any felony.

(h) If an Equityholder ceases to have the right to nominate one or more Directors in accordance with this Section 2.1, then, if requested in writing by any Equityholder holding, or group of Equityholders collectively holding, at least 25% of the outstanding Voting Securities, that first Equityholder will use Reasonable Best Efforts to cause the removal or resignation of its applicable Equityholder Designee(s) at the earliest possible time. If no request is made in accordance with the preceding sentence, the applicable designee(s) of that Equityholder will serve the remaining portion of their then-current term and the replacement Director(s) will be nominated in accordance with this Section 2.1 at the next meeting of the stockholders at which Directors are elected.

(i) The Company will compensate each Equityholder Designee who is not an employee of the Company or any of its Subsidiaries in the same manner and to the same extent as it compensates its other non-employee Directors and will reimburse each Equityholder Designee for reasonable out-of-pocket expenses incurred by such Equityholder Designee for the purpose of attending meetings of the Board or its committees. If an Equityholder Designee is an employee of an Equityholder or its Affiliates, the Company will pay the applicable compensation or reimbursement on behalf of such Equityholder Designee to the applicable Equityholder.

(j) The Company will obtain and maintain directors’ and officers’ insurance that meets at least the terms and conditions set forth on Exhibit C. Prior to the occurrence of a Change of Control (disregarding, for purposes of this Section 2.1(j), the second parenthetical in clause (ii) of the definition of “Change of Control”) or any merger, consolidation or similar transaction in which the Company is not the surviving entity, the Company will require that any successor (whether by merger, operation of law or otherwise) to the Company assume the Company’s obligations under this Section 2.1(j) for a period of at least six years, except that in no event will the successor to the Company be required to expend for that insurance more than an amount per year equal to 200% of the annual premiums paid by the Company as of the date of the Change of Control transaction. If, but for the immediately preceding sentence, the successor to the Company would be required to expend more than 200% of then-current annual premiums, the successor to the Company would be required to obtain the maximum amount of that insurance obtainable by payment of annual premiums equal to 200% of the then-current annual premiums.

(k) The rights of the Equityholders under this Section 2.1 are not Transferable and may not be exercised by any Transferee, except by a Permitted Transferee or Permitted Designee of such Equityholder.

(l) The Chief Executive Officer of the Company will be entitled to attend all meetings of the Board regardless of whether or not he or she is a Director, except that the Chief Executive Officer may be excluded from meetings of the Board when the Board is in executive session.

2.2 Officers; Chairman of the Board.  The initial Chairman of the Board, Chief Executive Officer, President (if applicable), Chief Financial Officer, Chief Technology Officer, Chief Operating Officer, Chief Information Officer, Chief Strategy Officer and General Counsel of the Company will be as set forth on

Exhibit B.3 Subject to the provisions of Section 2.6(b)(i), changes to any of the foregoing positions will be determined by the Board in accordance with the Bylaws.

2.3 Committees.

(a) The Company will establish an audit committee (the “Audit Committee”) to perform the duties usually reserved for an audit committee, and certain other duties, including reviewing and recommending to the full Board (with related party Directors abstaining from the applicable Board vote) all Related Party Transactions. The initial members of the Audit Committee will be three or more Independent Directors, including the Sprint Designee that qualifies as an Independent Director (for as long as Sprint is required to nominate that Director), and the Investor Independent Designee (for as long as there is an Investor Independent Designee). At least one of the Independent Designees on the Audit Committee will qualify as an “audit committee financial expert” within the meaning of the Exchange Act, and will chair the Audit Committee. The approval of a majority of the Audit Committee will be required for the approval of any matter that comes before the Audit Committee.

(b) The Company will establish a nominating committee (the “Nominating Committee”) to perform the functions usually reserved for a nominating committee, including nominating Independent Designees. The Nominating Committee will consist of five members, two of whom will be Sprint Designees, one of whom will be the Eagle River Designee, one of whom will be a Strategic Investor Designee, and one of whom will be an Intel Designee; provided that (i) no Equityholder or the Strategic Investor Group, as the case may be, will have any right to designate any member of the Nominating Committee unless it is also entitled to nominate at least one Director pursuant to Section 2.1(a) and (ii) on the first date that Sprint’s right to nominate Directors is actually adjusted downward pursuant Section 2.1(a)(i)(B),2.1(a)(i)(C),2.1(a)(vii), or 3.8(e)(i), Sprint will thereafter have the right to designate only one Sprint Designee as a member of the Nominating Committee. In the event that an Equityholder or the Strategic Investor Group, as the case may be, loses the right to nominate a member of the Nominating Committee, the open seat(s) on the Nominating Committee will be filled by one or more Independent Designees. The approval of four of the five members of the Nominating Committee will be required to nominate any Independent Designee.

(c) The Company will establish a compensation committee (the “Compensation Committee”) to perform the functions usually reserved for a compensation committee, including

(i) reviewing and determining salary, bonus and other compensation for the Chief Executive Officer of the Company and the LLC, and for all executive officers of the Company and the LLC who report directly to the Chief Executive Officer (including but not limited to the Chief Operating Officer, the Chief Financial Officer, the Chief Technology Officer and any officer determined to be a chief operating decision maker under GAAP), and

(ii) such other tasks as the Board may from time to time authorize.

The Compensation Committee will consist of four members, one of whom will be a Sprint Designee, one of whom will be a Strategic Investor Designee, one of whom will be a Eagle River Designee and one of whom will be the Investor Independent Designee. If any Equityholder or the Strategic Investor Group, as the case may be, loses the right to designate any of its designees to the Compensation Committee (which right will be lost with respect to any designee by virtue of an Equityholder or the Strategic Investor Group losing its right to nominate at least one Director pursuant to Section 2.1(a)), then the seat on the Compensation Committee will be filled by one of the Independent Designees. The approval of two-thirds of the Compensation Committee will be required to approve the matters described in clauses (i) and (ii) above, and no other approval of the Board (or any other Committee) will be required with respect to those matters.

(d) The Company will establish a special committee (the “Transactions Committee”) consisting of all Directors other than Sprint Designees who (i) are employees or directors of Sprint or any of its Controlled Affiliates or (ii) would not be Independent Directors if they were to sit on the board of directors of Sprint or any of its Controlled Affiliates (i.e. who are not independent vis-à-vis Sprint). The Transactions Committee

3 Exhibit B to be completed prior to closing.

will have the authority to take all actions and make the determinations referred to in Section 2.13 and Section 2.15.

(e) Other than the Audit Committee, the Transactions Committee, the Nominating Committee, the Compensation Committee and, if the Equityholders agree in accordance with this Agreement and the Bylaws, an executive committee, the Company will establish no other committees of the Board, other than those special committees the Board may create from time to time, as permitted by the Charter and the Bylaws, in order to carry out its fiduciary duties (it being agreed that to the extent that the Board delegates any authority to a committee (including an executive committee), then each of Sprint, Intel, Eagle River and the Strategic Investor Group will be entitled (but not obligated) to designate at least one designee to any such committee for so long as it has the right to nominate at least one Director, unless, in each case, such designation would, in the good faith determination of a majority of the Independent Directors (based on the advice of counsel) be inappropriate as a result of an actual or perceived conflict of interest on the part of such designee, the Equityholder (or group of Equityholders) designating such designee or any of their respective Affiliates). Any such designation by Sprint, Intel, Eagle River or the Strategic Investor Group must be initially made within a reasonable period of time following receipt of written notification of the formation of such committee.

2.4 Available Financial Information.

(a) The Company will deliver, or will cause to be delivered, the following information to (x) each Strategic Investor for so long as (1) the Strategic Investor Group has the right to nominate at least one Director under Section 2.1 and (2) such Strategic Investor has a Percentage Interest equal to at least 2%, or in the case of BHN, has a Percentage Interest equal to at least 50% of its Percentage Interest as of the Effective Date (as may be adjusted on the Adjustment Date), and (y) each other Equityholder for so long as such Equityholder has the right to nominate at least one Director under Section 2.1:

(i) as soon as available (and in any event within 90 days) after the end of each fiscal year of the Company (or the earlier date by which the information is required to be filed under the Exchange Act),

(A) (1) the annual financial statements required to be filed by the Company under the Exchange Act and a reasonably detailed comparison to the Company’s business plan for that fiscal year as approved by the Board and certified by the principal financial or accounting officer of the Company, or (2) if the financial statements described in (1) are not required to be filed under the Exchange Act, an audited consolidated balance sheet of the Company and its Subsidiaries, in each case as of the end of the fiscal year, and audited consolidated statements of income, retained earnings and cash flows of the Company and its Subsidiaries for that year, in each case prepared in accordance with GAAP and setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and accompanied by the opinion of independent public accountants of recognized national standing selected by the Company, and a reasonably detailed comparison to the Company’s business plan for that year as approved by the Board and certified by the principal financial or accounting officer of the Company; and

(B) with respect to the LLC, an audited consolidated balance sheet of the LLC and its Subsidiaries, in each case as of the end of the fiscal year, and audited consolidated statements of income, retained earnings and cash flows of the LLC and its Subsidiaries for that year, in each case prepared in accordance with GAAP and setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and accompanied by the opinion of independent public accountants of recognized national standing selected by the LLC;

(ii) as soon as available after the end of the first, second and third quarterly accounting periods in each fiscal year of the Company and in any event within 45 days (or the earlier date by which the information is required to be filed under the Exchange Act),

(A) (1) the quarterly financial statements required to be filed by the Company under the Exchange Act and a reasonably detailed comparison to the Company’s business plan for the current fiscal year to date as approved by the Board and certified by the principal financial or accounting officer of the Company, or (2) if the financial statements described in (1) are not required to be filed under the Exchange Act, a consolidated balance sheet of the Company and its Subsidiaries, in each case as of the end of each quarterly period, and consolidated statements of income, retained earnings and cash flows of the Company and its Subsidiaries, in each case for that period and for the current fiscal year to date, in each case prepared in accordance with GAAP (subject to normal year-end audit adjustments) and setting forth in comparative form the figures for the corresponding periods of the previous fiscal year and a reasonably detailed comparison to the Company’s business plan then in effect as approved by the Board and certified by the principal financial or accounting officer of the Company in reasonable detail and certified by the principal financial or accounting officer of the Company; and

(B) with respect to LLC, a consolidated balance sheet of LLC and its Subsidiaries, in each case as of the end of each quarterly period, and consolidated statements of income, retained earnings and cash flows of LLC and its Subsidiaries, in each case for that period and for the current fiscal year to date, in each case prepared in accordance with GAAP (subject to normal year-end audit adjustments) and setting forth in comparative form the figures for the corresponding periods of the previous fiscal year certified by the principal financial or accounting officer of LLC;

(iii) as soon as available and in any event within 45 days after the end of each fiscal quarter,

(A) a consolidated balance sheet and income statement with budget variances,

(B) consolidated “key metrics” with budget variances, including gross adds, net adds, churn, ARPU, CPGA and sites on air, and

(C) a summary of capital expenditures with budget variances,

provided, however, that the Company may exclude market-specific information from any such reports; and

(iv) as soon as available, an annual operating budget (with variance analysis) and strategic plan of the Company and the LLC for the following fiscal year as approved by the Board.

(b) The Company covenants and agrees to deliver to (x) a Strategic Investor for so long as (1) the Strategic Investor Group has the right to nominate at least one Director under Section 2.1 and (2) such Strategic Investor has a Percentage Interest equal to at least 2%, or in the case of BHN, has a Percentage Interest equal to at least 50% of its Percentage Interest as of the Effective Date (as may be adjusted on the Adjustment Date), and (y) each other Equityholder for as long as such Equityholder has the right to nominate at least one Director under Section 2.1, in each case with reasonable promptness, any other information, including data and reports made available to any lender of the Company or any of its Subsidiaries under any credit agreement or otherwise, as from time to time may be reasonably requested by such Strategic Investor or other Equityholder.

(c) The officers, employees, auditors and contract employees of any Equityholder receiving or having access to information of the Company under Sections 2.4(a) and (b) will be limited to those officers, employees, auditors and contract employees of the Equityholder with a need to know such information for the purpose of evaluating the Equityholder’s equity investment in the Company and the LLC, but, insofar as such information relates, in each case, to the Company’s retail business, may not include any officer or employee that is directly responsible for the day-to-day operations of such Equityholder that are competitive with the business of the Company and the LLC.

2.5 Access.

(a) The Company will, and will cause its Subsidiaries, officers, directors and employees to, until an Equityholder no longer has the right to nominate at least one Director under Section 2.1 (or, in the case of an Equityholder that is a Strategic Investor, until (x) the Strategic Investor Group no longer has the right to nominate at least one Director under Section 2.1 and (y) such Strategic Investor has a Percentage Interest equal to at least 2%, or in the case of BHN, has a Percentage Interest equal to at least 50% of its Percentage Interest as of the Effective Date (as may be adjusted on the Adjustment Date)),

(i) afford the officers, employees, auditors and contract employees of that Equityholder and its Controlled Affiliates, during normal business hours and on reasonable notice, reasonable access to the Company’s and its

Subsidiaries’ officers, employees, properties, offices, plants and other facilities and to all books and records, and

(ii) afford that Equityholder the opportunity to discuss the Company’s and its Subsidiaries’ affairs, finances and accounts with the Company’s and its Subsidiaries’ officers from time to time as the Equityholder may reasonably request, in each event, only to the extent necessary or reasonably appropriate to accomplish the reasonable purpose of the proposed inspection. If following such discussion the Equityholder determines that it needs further financial information of the Company and its Subsidiaries, then the Equityholder will provide a written request of the same to the chief financial officer of the Company including a description of the type of information needed from the auditors. The chief financial officer of the Company will promptly make the request of the Company’s auditors to discuss the requested issues with the requesting Equityholder.

(b) The officers, employees, auditors and contract employees of any Equityholder or its Controlled Affiliates having access rights under Section 2.5(a) will be limited to those officers, employees, auditors and contract employees of the Equityholder and its Controlled Affiliates with a need to have the above-described access rights for the purpose of evaluating the Equityholder’s equity investment in the Company and the LLC, but, insofar as such access rights provide access to information that relates, in each case, to the Company’s retail business, may not include any officer or employee that is directly responsible for the day-to-day operations of such Equityholder that are competitive with the business of the Company and the LLC.

2.6 Requirements for Board Action.

(a) In addition to any other actions or approvals required under this Agreement, Law, the Operating Agreement, the Charter or the Bylaws, the following actions (including the entry into any agreement, contract or commitment to take any such action) will require the prior approval of a Simple Majority of the disinterested Directors:

(i) any Related Party Transaction, and

(ii) any Transfer of Equity Securities by the Principal Equityholder, whether as part of a single transaction or a series of related transactions, that constitutes a Change of Control of the Company or any of its material Subsidiaries, except that for purposes of this clause (ii), any failure of the disinterested Directors to vote against the proposed Transfer within 30 days following the receipt by the Company of written notice of the Transfer will be deemed to be an approval of the Transfer.

(b) In addition to any other actions or approvals required under this Agreement, the Operating Agreement, Law, the Charter or the Bylaws, the following actions (including the entry into any agreement, contract or commitment to take any such action) by the Company or any of its Subsidiaries will require the prior approval of at least 10 Directors (or, if there are fewer than 10 Directors, all of such Directors):

(i) the appointment or removal of the Chief Executive Officer of the Company and the LLC, and the appointment or removal of all executive officers of the Company and the LLC who report directly to the Chief Executive Officer (including but not limited to the Chief Operating Officer, the Chief Financial Officer, the Chief Technology Officer and any officer determined to be a chief operating decision maker under GAAP); provided that the foregoing approval rights with respect to the removal of executive officers of the Company and the LLC who report directly to the Chief Executive Officer will not apply if Sprint owns less than 50% of the outstanding Voting Securities and has the right to nominate less than a majority of the Directors;

(ii) the Company or any Subsidiary of the Company engaging in:

(A) a joint venture with any Person that involves a contribution by the Company or any Subsidiary of the Company to the joint venture entity of assets with a book value in excess of 20% of the book value of the consolidated assets of the Company and its Subsidiaries, as reflected in the most recent audited financial statements of the Company and its Subsidiaries;

(B) an acquisition of any assets (including stock or other equity interests) in a transaction or series of related transactions that have an aggregate purchase price in excess of 20% of the book value of the consolidated assets of the Company and its Subsidiaries, as reflected in the most recent audited financial statements of the Company and its Subsidiaries; or

(C) a disposition of any assets of the Company or any Subsidiary of the Company (including stock or other equity interests) in a transaction or series of related transactions that have an aggregate purchase price in excess of 20% of the book value of the consolidated assets of the Company and its Subsidiaries, as reflected in the most recent audited financial statements of the Company and its Subsidiaries;

except that the approval required under this Section 2.6(b)(ii) will not be required for any transaction that qualifies as a Related Party Transaction (it being understood that Related Party Transactions are to be addressed as set forth in Section 2.6(a));

(iii) engaging in or undertaking any business activities approved by the Board under clause (iv) of the definition of the Business Purpose of the Company;

(iv) funding any of the following:

(A) any business activities outside the United States other than funding as and to the extent necessary to maintain the Company’s existing operations and assets located outside of the United States; or

(B) any acquisition of spectrum (whether by purchase, lease or license) outside the United States; or

(C) any expansion of the Business Purpose of the Company under clause (iv) of the definition thereof that is not conducted through the LLC or its Subsidiaries; and

(v) any Change of Control of the Company or any of its Subsidiaries (other than in connection with a transaction that constitutes a Related Party Transaction) (it being understood that Related Party Transactions are to be addressed as set forth in Section 2.6(a)).

(c) In addition to any other actions or approvals required under this Agreement, the Operating Agreement, Law, the Charter or the Bylaws, any amendment to the Operating Agreement will require the prior approval of a majority of the Directors who are Independent Designee(s) and Independent Directors nominated by one or more Equityholders other than those Independent Directors that are current or former directors, officers or employees of a nominating Equityholder.

(d) Notwithstanding anything to the contrary in this Agreement,

(i) a Simple Majority of the Board (excluding the interested Directors) shall have the right to direct, enforce and control on behalf of any NewCo Indemnified Person (as such term is defined in the Transaction Agreement) the prosecution of any action in respect of which indemnity may be sought against any Equityholder or any of its Affiliates under Article 13 of the Transaction Agreement (including the determination as to whether to assert any claim, commence any action or settle, dismiss or continue the prosecution of any such action); and

(ii) For purposes of Section 1.2(c) of the Transaction Agreement, (A) all action taken by the Company or the LLC shall be determined and directed by the senior management of the Company unless such action requires approval from the Board, in which case such action shall be determined and directed by the members of the Board other than the Sprint Designees and (B) the Sprint Designees will recuse themselves from all consideration of these matters.

2.7 Supermajority Voting Requirements.

(a) In addition to any other actions or approvals required under this Agreement, Law, the Operating Agreement, the Charter or the Bylaws, the following actions (including the entry into any agreement, contract or commitment to take any such action) by the Company or any of its Subsidiaries will require the approval of each of Sprint, Intel, and the Strategic Investor Representative on behalf of the Strategic Investor Group so long as Sprint, Intel or the Strategic Investor Group, respectively, has a Percentage Interest of at least 5%.

(i) any amendment to the Bylaws (other than amendments that are ministerial in nature and do not directly or indirectly adversely affect the rights of the Equityholders), the Charter or the Operating Agreement;

(ii) changing the size of the Board from the size contemplated by Section 2.1(a);

(iii) any Bankruptcy of the Company or any material Subsidiary of the Company;

(iv) any material capital restructuring or reorganization of the Company or any material Subsidiary of the Company, except that the foregoing will not include any financing transaction of the Company or its Subsidiaries in the ordinary course of business (including a public or private issuance of any debt or equity securities in the ordinary course of business);

(v) the liquidation, dissolution or winding up of the Company or the LLC;

(vi) any conversion, election or other action of or affecting the LLC or any material Subsidiary of the LLC that would cause any such entity to be taxed as a corporation for U.S. federal income tax purposes; and

(vii) any issuance, or entry into any agreement to issue or otherwise obligate the Company or the LLC to issue, after the Effective Date of this Agreement, shares of Class B Common Stock or Class B Common Units, other than (A) in connection with a Recapitalization Event or as required under the Transaction Agreement or (B) shares of Class B Common Stock issued to Sprint under Section 2.13(e) or (f).

(b) The actions described in clauses (i) and (ii) of Section 2.7(a) will also require the approval of Eagle River if

(i) Eagle River and its Permitted Transferees own at least 50% of the Eagle River Original Shares, and

(ii) the action in question would uniquely or disproportionately adversely affect Eagle River or the public stockholders of the Company, or the Company as a Member of the LLC, in any material respect as compared to the impact of the action on Sprint, Intel and the Strategic Investors as stockholders of the Company and members of the LLC.

(c) In addition to any other action or approval required under this Agreement, the Operating Agreement, Law, the Charter or the Bylaws, the written approval of the applicable Consenting Equityholder(s) (as defined below) will be required for the following actions (including the entry into any agreement, contract or commitment to take any such action):

(i) any transaction (or series of related transactions) that would result in the sale or other transfer of more than the Specified Percentage of the consolidated assets of the Company and its Subsidiaries, as reflected in the most recent audited financial statements of the Company and its Subsidiaries, to any Restricted Entity of the applicable Consenting Equityholder(s), or

(ii) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction or issuance of capital stock of the Company or any of its Subsidiaries with or to a Restricted Entity of the applicable Consenting Equityholder(s) that constitutes a Change of Control of the Company or any of its Subsidiaries.

For purposes of this Section 2.7(c) and Section 3.6, a “Consenting Equityholder” means, at any time, each of Sprint, Intel and the Strategic Investor Group if, at the applicable time, such Equityholder (or the Strategic Investor Group, as the case may be):

(x) owns a number of shares of Common Stock equal, in the aggregate, to at least 50% of its Original Shares, and

(y) holds an aggregate Percentage Interest of at least 5%.

(d) The approval of the holders of at least 75% of the outstanding Voting Securities of the Company will be required to approve (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving the Company or the LLC, (ii) any issuance of capital stock of the Company or the LLC, in either case that constitutes a Change of Control of the Company or the LLC or (iii) any sale or other disposition of all or substantially all of the assets of the Company or of the LLC.

(e) If the Board proposes that the Company or any of its Subsidiaries take any action that requires the approval of Sprint, Intel, Eagle River, or the Strategic Investor Group (or any combination of those Equityholders) under Section 2.7, the Company will send a written notice to the Equityholders (including to the Strategic Investor Representative on behalf of the Strategic Investor Group) whose approval or waiver would be required (the “Approval Equityholders”), which notice will include a reasonably detailed description of the action proposed. If none of the Approval Equityholders delivers to the Company a written notice of objection to the taking of such action within 30 days of the notice date, then such action will be deemed approved. If any of the Approval Equityholders timely delivers a written notice of objection, then, as soon as reasonably practicable after delivery of such notice (and in any event within 30 days thereafter), the chief executive officers of the Approval Equityholders (which, at the election of the Strategic Investor Group, may include the chief executive officer of each of the Strategic Investors or the chief executive officer of the Strategic Investor Representative) and the Company will meet to discuss the proposed action (either in person or, if agreed by all the Approval Equityholders, by teleconference), and whether the action should be approved. If the chief executive officers of the Approval Equityholders and the Company unanimously determine in writing that the action should be taken, the matter will be deemed to have been approved by the Equityholders as required under Section 2.7.

2.8 Employee Option Pool.  The Company will take all necessary action to reserve up to 80,000,000 shares of Class A Common Stock (as adjusted for Recapitalization Events) for issuance of Equity Securities and options to purchase Equity Securities to officers, directors, consultants and employees of the Company or any of its Subsidiaries under an initial Incentive Plan (including options that have been issued as of the date hereof) as soon as reasonably practicable after the consummation of the transactions contemplated by the Transaction Agreement (it being understood that any issuance of Equity Securities or options to purchase Equity Securities to officers, directors, consultants or employees of the Company or any of its Subsidiaries will require the approval of the Board or the Compensation Committee). Each Equityholder will vote all of its Equity Securities in favor of any Incentive Plan pursuant to which the Company has reserved or will reserve shares of Class A Common Stock that is submitted to a vote of the stockholders of the Company if such Incentive Plan does not provide for possible issuances of Class A Common Stock, together with possible issuances of Class A Common Stock under all other Incentive Plans then in place (excluding any Incentive Plans in effect prior to the Effective Date and assumed by the Company as part of the Merger) (in each case, as adjusted for Recapitalization Events), in excess of the amounts described in the first sentence of this Section 2.8. The Company may, from time to time thereafter, reserve additional shares of Class A Common Stock under subsequent Incentive Plans.

2.9 Controlled Compan.

(a) The Equityholders agree and acknowledge that,

(i) by virtue of this Agreement, they are acting as a “group” within the meaning of the NASDAQ rules, and

(ii) by virtue of the combined Percentage Interest of the Equityholders of more than 50%, the Company qualifies as a “controlled company” within the meaning of the NASDAQ rules.

(b) For so long as the Company qualifies as a controlled company for purposes of NASDAQ, the Company will elect to be a controlled company for purposes of NASDAQ, and will disclose in its annual meeting proxy statement that it is a controlled company and the basis for that determination. If the Company ceases to qualify as a controlled company for purposes of NASDAQ, the Equityholders and the Company will take whatever action may be reasonably necessary, if any, to cause the Company to comply with the NASDAQ rules as then in effect.

(c) If an Equityholder ceases to have the right to (i) nominate one or more Directors in accordance with Section 2.1, (ii) approve certain actions by the Company and its Subsidiaries pursuant to Section 2.7,

(iii) participate as a Non-Selling Equityholder in the right of first offer pursuant to Section 3.3, (iv) preemptive rights pursuant to Section 3.5 and (v) qualify as a Consenting Equityholder pursuant to Section 2.7(c) (a “Non-Qualifying Equityholder”), the Company and the remaining Equityholders agree to use Reasonable Best Efforts to take whatever action may be reasonably necessary, including any filings under the Exchange Act, to cause such Non-Qualifying Equityholder to no longer constitute part of the “group” referred to in Section 2.9(a) above. For purposes of this Section 2.9(c), if the Non-Qualifying Equityholder is a Strategic Investor, the Strategic Investor Representative will promptly notify the Company and the remaining Equityholders if and when any Strategic Investor becomes a Non-Qualifying Equityholder.

2.10 Certain Undertakings.

(a) The Equityholders and the Company agree that the initial three-year business plan of the Company and the LLC will not contemplate the formation of an enterprise sales force. During the three-year period following the Effective Date, the Company and its Subsidiaries will promptly refer to Sprint any opportunities that they become aware of for the sale of Wireless Broadband Products and Services to the most recently published Fortune 1000 companies (the “Fortune 1000 Companies”); provided, that if a Fortune 1000 Company directly approaches the Company or the LLC to obtain services of the Wireless Broadband Network or other services sold by the Company or the LLC, then nothing in this Section 2.10(a) will preclude the Company or the LLC from making such sales directly so long as it also makes the referral to Sprint. Sprint and the Company will, from time to time, meet with respect to certain Fortune 1000 Companies and discuss in good faith opportunities where it may make sense for the Company or the LLC to service a particular account (e.g. regional headquarters). The Company and Sprint will each designate a contact point and use a mutually agreeable form and process for handling referrals. Sprint will appoint at least one representative to be responsible for handling the Sprint sales effort to the Fortune 1000 Companies. Sprint’s right to continue to be the primary enterprise sales force selling services on the Wireless Broadband Network to the Fortune 1000 Companies after the initial three-year period shall be subject to the mutual agreement of the Company and Sprint. Nothing in this Section 2.10(a) will preclude or affect the ability of any Person that is a party to a wholesale or MVNO agreement with the Company from marketing, promoting or selling the services of the Wireless Broadband Network to the Fortune 1000 Companies as long as such agreement is on customary, arms length terms and neither the Company nor any of its Subsidiaries owns any equity in such Person or is entitled to any revenue share or profit share on such sales, provided that no action taken by any Strategic Investor, Intel or any of their respective Affiliates shall be deemed to violate this Section 2.10(a).

(b) The Company will develop and implement procedures and safeguards, particularly with respect to access to competitively sensitive information, to ensure compliance with applicable antitrust Laws. No Equityholder will nominate a Person as its Equityholder Designee if the participation of that Person would violate any Law, including any antitrust Law.

(c) The Company will include in each of its annual Forms 10-K filed under the Exchange Act a reasonably detailed description of the provisions of the Charter and the Operating Agreement relating to limitations on fiduciary duties (including the allocation of corporate opportunities between the Founding Stockholders (as such term is defined in the Charter) and Members (as such term is defined in the Operating Agreement), on the one hand, and the Company and the LLC, on the other hand), together with a separate risk factor describing the material risks posed to the Company’s stockholders relating to such limitation on fiduciary duties, in each case, for so long as such provisions are in effect.

(d) Determinations by the Company to take or initiate actions to enforce this Agreement against any Equityholder, as well as determinations regarding the manner in which any such actions are taken, will be made:

(i) if there are fewer than three Independent Designees on the Board at the time any such determination is made, by the approval of a majority of the Independent Directors, including the approval of at least one of the Independent Designees; or

(ii) if there are at least three Independent Designees on the Board at the time a decision is made, by the approval of a majority of the Independent Designees.

2.11 Subsidiary Governance.  Subject to Section 2.15, if any Person other than an officer or employee of the Company or any of its Subsidiaries is a member of the board of directors (or equivalent governing body) of any Subsidiary of the Company, then, upon the request of any Equityholder that is then entitled to nominate at least one Director (or upon the request of the Strategic Investor Representative if the Strategic Investor Group is entitled to nominate at least one Director), the board of directors (or equivalent governing body) of any or all of the Subsidiaries of the Company will be comprised of the individuals who are serving as Directors on the Board in accordance with Section 2.1 (or designees of such Directors), in which event the provisions of Section 2.1 and Section 2.3 will apply mutatis mutandis to each Subsidiary of the Company; provided that, in the case of any non- wholly-owned Subsidiaries of the Company, upon any such request, the Company will use its commercially reasonable efforts to replicate, to the extent practicable, the governance arrangements set forth in Section 2.1 and Section 2.3 with respect to any actions or decisions to be taken or made by the Company with respect to such Subsidiary.

2.12 No Imputed Conflicts.  For the avoidance of doubt, (a) the fact that any Strategic Investor is “interested” with respect to any particular transaction or other matter will not, without more, render (i) any Strategic Investor Designee that was nominated by any other Strategic Investor or (ii) any other Strategic Investor or the Strategic Investor Group as a whole “interested” with respect to such transaction or other matter and will not, without more, cause such other Strategic Investor Designee or any other Strategic Investor or the Strategic Investor Group as a whole to be a “related party” of the interested Strategic Investor, (b) the fact that any Equityholder is “interested” with respect to any particular transaction or other matter will not, without more, render the Independent Director, if any, nominated by such Equityholder (or the Strategic Investor Group) “interested” or a “related party” with respect to such transaction or other matter or a “related party” of the interested Equityholder and (c) the fact that any Equityholder has rights as a Non-Initiating Equityholder under Section 3.8, or exercises such rights, will not, without more, render (i) the Equityholder Designees of such Equityholder (or the Strategic Investor Group) or (ii) such Equityholder (in its capacity as a stockholder of the Company) “interested” with respect to the consideration of any proposal for a Qualifying Purchase. Notwithstanding the above, the Board may, in the exercise of its fiduciary duties and taking into account such factors as it may deem appropriate, determine that a Director that is an affiliate or employee of a Strategic Investor or Equityholder is “interested” with respect to a particular transaction or other matter in which such Strategic Investor or Equityholder is a party.

2.13 Sprint Compliance Certificate.

(a) If the Company or any of its Subsidiaries proposes to incur any Indebtedness or take any other action which may be subject to restriction (whether directly or indirectly, including as a result of a cross-default or cross-acceleration provision) under any Sprint Senior Debt Agreement, the Chief Executive Officer or Chief Financial Officer of the Company will notify Sprint in writing (the “Compliance Notice”). The Compliance Notice will include a brief description of the proposed Indebtedness or other action, including, as applicable, the amount of Indebtedness that will be incurred or other action taken, a description of any security being given, the proposed closing date or date such other action will be taken and any other material terms and conditions of the proposed Indebtedness or other action that are known at the time the notice is given. Except as provided in the remainder of this subsection (a), the notice will be given no later than completion of a term sheet, letter of intent, or similar pre-definitive document summary of material terms of such Indebtedness or other action. If the Company proposes to enter into a revolving line of credit (a “Revolver”), the Company will deliver a Compliance Notice with respect to the Revolver and will deliver a written notice (a “Revolver Quarterly Notice”) not more than 90 days nor less than 60 days prior to the commencement of each calendar quarter during which amounts are available to be borrowed under a Revolver indicating the Company’s good faith estimate of the total amount of draws that the Company intends to make on each outstanding Revolver during such calendar quarter. The Company will provide Sprint with drafts of definitive agreements of the Company’s proposed Indebtedness or other action as the drafts are prepared. Nothing in the immediately preceding sentence will be deemed to limit (i) the Company’s obligation to deliver a Modification Notice (as defined below) if and when appropriate or (ii) Sprint’s obligation to deliver a Compliance Certificate (as defined below) to the Company.

(b) Within ten days following its receipt of the Compliance Notice or a Revolver Quarterly Notice, Sprint will notify the Company in writing as to whether Sprint will be able to deliver a compliance certificate substantially in the form attached as Exhibit D (the “Compliance Certificate”) from its Chief Executive Officer or Chief Financial Officer (together with the legal opinion contemplated by Section 2.13(h)) at the closing of the funding of the proposed Indebtedness or the date such other action described in the Compliance Notice will be taken or with respect to the anticipated borrowing under the Revolver as specified in the Revolver Quarterly Notice. If Sprint notifies the Company that it will be able to deliver a Compliance Certificate (together with the legal opinion contemplated by Section 2.13(h)), the decision to proceed on the proposed Indebtedness or other action will be subject to the approval of a Simple Majority of the Board (except as otherwise provided in this Agreement and the LLC Operating Agreement). If the Company elects to proceed with the proposed Indebtedness or other action on the terms set forth in the Compliance Notice, Sprint will deliver a Compliance Certificate (together with the legal opinion contemplated by Section 2.13(h)) at the closing of the funding of the proposed Indebtedness or the date such other action is taken and on the first Business Day of any calendar quarter as to which a Revolver Quarterly Notice is given. If, notwithstanding the foregoing, Sprint determines due to changed circumstances (other than a Modification Notice) prior to the date on which such documents are required to be delivered that it will not be able to deliver the Compliance Certificate (or the legal opinion contemplated by Section 2.13(h)) without taking further action as contemplated by Section 2.13(d) below, Sprint will promptly notify the Company in writing; provided that delivery of that notice will not affect Sprint’s obligation to deliver the Compliance Certificate with the legal opinion contemplated by Section 2.13(h) in accordance with this Section 2.13(b). If Sprint fails to deliver a Compliance Certificate or the legal opinion contemplated by Section 2.13(h) on the date on which such documents are required to be delivered, then the Company, by majority vote of the Transactions Committee, may elect to cause Sprint and its Permitted Designees and Permitted Transferees to take any of the actions specified in Section 2.13(d) below to the extent determined by the Transactions Committee in good faith to be reasonably necessary to permit (x) the applicable proposed Indebtedness or other action to be consummated without violating, conflicting with, causing a default or event of default under or resulting in the imposition of a lien on the assets or property of the Company under, any of the covenants under the Sprint Senior Debt Agreements and (y) the delivery by Sprint of a Compliance Certificate and the rendering of the legal opinion contemplated by Section 2.13(h). If the Company makes such an election then Sprint promptly will take any action so directed by the Company, and the Company will use Reasonable Best Efforts to take whatever action is necessary to implement the action(s) taken by Sprint, and, if an amendment to this Agreement is reasonably requested by Sprint to implement such action(s), the Company and the remaining Equityholders will so amend this Agreement as long as they are not adversely affected by the amendment.

(c) If, in response to the Compliance Notice or Revolver Quarterly Notice, Sprint notifies the Company that Sprint is not then able to commit to deliver a Compliance Certificate or the legal opinion contemplated by Section 2.13(h) on the date on which such documents are required to be delivered or Sprint notifies the Company that due to changed circumstances (other than a Modification Notice) prior to the date on which such documents are required to be delivered that it will not be able to deliver the Compliance Certificate and the legal opinion contemplated by Section 2.13(h) without taking further action as contemplated by Section 2.13(d) below (each as described in Section 2.13(b) above), then

(i) the determination of the Company whether to proceed with the proposed Indebtedness or other action will be made by Company management and the Transactions Committee,

(ii) if the Transactions Committee determines that the Company should proceed with the proposed Indebtedness or other action (and any other approvals required under this Agreement and the LLC Operating Agreement have been obtained), then notwithstanding the proposed closing date or date such other action is to be taken as set forth in the Compliance Notice, the Company may proceed with the proposed Indebtedness or other action, but will not close on the proposed Indebtedness or take such other action for at least 90 days following the date of the Compliance Notice,

(iii) the Company will notify Sprint in writing of the new proposed closing date or date such other action is to be taken (if such date will be other than what is set forth in the Compliance Notice), and

(iv) Sprint will take all steps necessary to be able to deliver, and subject to its rights under Section 2.13(d) will deliver, a Compliance Certificate (together with the legal opinion contemplated by Section 2.13(h)) at the closing of the funding of the proposed Indebtedness or other action. If Sprint fails to deliver a Compliance Certificate (or legal opinion contemplated by Section 2.13(h)) on the proposed closing date of the funding of the proposed Indebtedness or on the date such other action is taken or on the first Business Day of any calendar quarter as to which a Revolver Quarterly Notice is given, then the Company, by majority vote of the Transactions Committee, may elect to cause Sprint and its Permitted Designees and Permitted Transferees to take any of the actions specified in Section 2.13(d) below to the extent determined by the Transactions Committee in good faith to be reasonably necessary to permit (x) the applicable proposed Indebtedness or other action to be consummated without violating, conflicting with, causing a default or event of default under or resulting in the imposition of a lien on the assets or property of the Company under, any of the covenants under the Sprint Senior Debt Agreements and (y) the delivery by Sprint of a Compliance Certificate and the rendering of the legal opinion contemplated by Section 2.13(h). If the Company makes such an election then Sprint and its Permitted Designees and Permitted Transferees promptly will take any action so directed by the Company and the Company will use Reasonable Best Efforts to take whatever action is necessary to implement the action(s) taken by Sprint, and, if an amendment to this Agreement is reasonably requested by Sprint to implement such action(s), the Company and the remaining Equityholders will so amend this Agreement as long as they are not adversely affected by the amendment.

(d) In connection with its obligations under Sections 2.13(b) and (c) above, Sprint may elect to take, and cause the Company to take, or as permitted by Section 2.13(b) or (c) above, the Company may cause Sprint to take, one or more of the following actions, immediately on the written request of Sprint to the Company and the remaining Equityholders (or the Company to Sprint, if the Company is requiring the actions to be taken), and the Company will take all steps necessary to cause any of the following actions to occur (and, if an amendment to this Agreement is reasonably requested by Sprint to implement such action(s), the Company and the remaining Equityholders will so amend this Agreement as long as they are not adversely affected by the amendment) as soon as is reasonably practicable (but in any event no later than the closing of the funding of the proposed Indebtedness or other action or the first Business Day of any calendar quarter as to which a Revolver Quarterly Notice is given):

(i) surrender to the Company, for cash consideration equal to the Par Value of the Class B Common Stock to be surrendered, any number of shares of the Class B Common Stock then held by Sprint and its Permitted Designees and Permitted Transferees, without surrender or termination of its corresponding Units,

(ii) surrender, for no additional consideration, any governance rights then held by Sprint, including the right to nominate one or more of the Sprint Designees and the right to nominate all or any portion of the members of any of the committees of the Company, except that

(A) if Sprint surrenders any governance rights under this clause (ii), the written notice of Sprint (or the Company, if the Company requires the surrender) will identify the positions that will be surrendered and, if applicable, the individuals that will resign, and, in the case of an election by Sprint, the notice will be accompanied by the necessary letters of resignation,

(B) any vacancies on the Board created by this clause (ii) will be filled by Independent Designees, and

(C) if Sprint surrenders one or more of the Sprint Designees, and at the time of the surrender Sprint is required to nominate an Independent Director, Sprint may remove its Independent Director and Sprint will no longer be required to nominate an Independent Director, and

(iii) surrender any other rights, or take any other actions, reasonably necessary to permit (x) the applicable proposed Indebtedness to be funded or other action to be consummated without violating, conflicting with, causing a default or event of default under or resulting in the imposition of a lien on the assets or property of the Company under, any of the covenants under the Sprint Senior Debt Agreements and (y) the delivery by Sprint of a Compliance Certificate and the rendering of the legal opinion contemplated by Section 2.13(h).

(e) If Sprint surrenders any shares of Class B Common Stock or any of its governance rights under Section 2.13(d) above (whether in connection with a Sprint election or as required by the Company), then at any time after that election is made or requirement is imposed, Sprint may revoke its election (if applicable), and restore whatever was surrendered by Sprint, if

(i) Sprint identifies in writing to the Company and the remaining Equityholders the right(s) it intends to have restored,

(ii) Sprint refinances, amends, terminates or otherwise modifies the Sprint Senior Debt Agreements such that

(A) the Indebtedness then in place (or then proposed to be put in place) or other actions taken or to be taken would no longer violate, conflict with, cause a default or event of default under or result in the imposition of a lien on the assets or property of the Company or its Subsidiaries under, any of the covenants under the Sprint Senior Debt Agreements as then in effect, and

(B) Sprint would be able to deliver a Compliance Certificate (together with the legal opinion contemplated by Section 2.13(h)) with respect to the Indebtedness then in place (or then proposed to be put in place) or other actions taken or to be taken, in each case, regardless of whether Sprint holds the additional Class B Common Stock or retains whatever other right that was surrendered and is proposed by Sprint to be restored, and

(iii) the Chief Executive Officer or Chief Financial Officer of Sprint certifies in writing to the Company and the remaining Equityholders in form and substance reasonably acceptable to the Company and the remaining Equityholders to the facts described in clause (ii).

If Sprint complies with its obligations under this Section 2.13(e), the Company will take all steps necessary to reissue the requested Class B Common Stock to Sprint (in exchange for payment by Sprint to the Company of an amount in cash equal to the aggregate Par Value for the Class B Common Stock being reissued), if applicable, and to restore whatever other rights are requested to be restored, in each case, as soon as is reasonably practicable, and, if an amendment to this Agreement is reasonably requested by Sprint to so restore any such rights, the Company and the remaining Equityholders will so amend this Agreement as long as they are not adversely affected by the amendment (beyond the restoration of such rights to Sprint). If Sprint is entitled to reinstate a Sprint Designee to the Board, Sprint may do so only upon a vacancy of one of the seats held by an Independent Designee or at a regularly scheduled meeting of stockholders at which Directors are elected. If Sprint would then be obligated to appoint an Independent Director in accordance with Section 2.1(a)(i)(A), and Sprint removed its Independent Director under subsection (d) above, any replacement Director appointed by Sprint will qualify as an Independent Director. Any election by Sprint under this Section 2.13(e) will not affect any rights or obligations of Sprint under Section 2.1(a)(i)(B), 2.1(a)(vii) or 3.8(e)(i).

(f) In addition to Sprint’s right to restore its rights under Section 2.13(e), if Sprint surrenders any shares of Class B Common Stock under subsection 2.13(d) above, then at any time after that election is made or the requirement is imposed, Sprint may revoke its election, if applicable, and cause the Company to re-issue to Sprint a specified number of shares of the Class B Common Stock surrendered by Sprint (which may be all or less than all of the shares surrendered, but may not exceed the number of shares surrendered), in exchange for payment by Sprint to the Company of an amount in cash equal to the aggregate Par Value of the shares to be re-issued, on written notice to the Company and the remaining Equityholders, under the following circumstances:

(i) If the Company issues additional Voting Securities that result in a decrease in Sprint’s Percentage Interest as in effect immediately prior to the issuance of the Voting Securities, then Sprint may cause the Company re-issue to it a number of shares of Class B Common Stock (up to the number of shares surrendered by Sprint) necessary to maintain Sprint’s Percentage Interest as in effect immediately prior to the issuance of the Voting Securities.

(ii) If Sprint proposes to sell or otherwise transfer any of its Class B Common Units, Sprint may cause the Company to re-issue a number of shares of Class B Common Stock (up to a number of shares surrendered by Sprint) equal to the number of Class B Common Units being sold or otherwise transferred by Sprint, effective as of the closing of the sale or other transfer, as long as the Class B Common Stock is Transferred by Sprint in connection with the sale or transfer of Class B Common Units.

On receipt of the written request of Sprint to restore a specified number of shares of Class B Common Stock in accordance with clause (i) or (ii) above, the Company will take all steps necessary to reissue the requested Class B Common Stock to Sprint as soon as is reasonably practicable.

(g) If at any time prior to the closing of the funding of any proposed Indebtedness or the taking of such other action, the principal amount of the proposed Indebtedness (or other commitment) increases in any material respect, or the security package changes in any material respect, in each case from what is set forth in the applicable Compliance Notice, the Company will promptly notify Sprint in writing, including a reasonably detailed description of any such increase or change (a “Modification Notice”). Regardless of whether Sprint has agreed to provide a Compliance Certificate (together with the legal opinion contemplated by Section 2.13(h)) with respect to the proposed Indebtedness or other action as originally described in the Compliance Notice, Sprint will have ten days from the date of the Modification Notice to indicate whether it will be able to provide a Compliance Certificate (together with the legal opinion contemplated by Section 2.13(h)) on the closing of the funding of the proposed Indebtedness or the date on which such other action as modified will be taken. If Sprint had previously indicated that it could deliver the Compliance Certificate (together with the legal opinion contemplated by Section 2.13(h)), but is no longer able to deliver the Compliance Certificate (or the legal opinion contemplated by Section 2.13(h)) as a result of the modification described in the Modification Notice, the process described in Sections 2.13(b) through (e) will be reinitiated, except that the closing of the funding of the proposed Indebtedness or other action will not occur until at least 90 days following the date of the Modification Notice. If Sprint had originally indicated that it was not able to provide the Compliance Certificate (together with the legal opinion contemplated by Section 2.13(h)), then the closing of the funding of the proposed Indebtedness or date such other action will be taken will be no earlier than 90 days after the date of the Compliance Notice or Revolver Quarterly Notice as provided in Section 2.13(c) above.

(h) Upon each delivery of a Compliance Certificate or a certification described in Section 2.13(e)(iii), Sprint will also cause to be delivered to the Company a legal opinion of King & Spalding LLP or another law firm of nationally recognized standing to the effect that the Indebtedness or other actions that are the subject of the Compliance Certificate or certification described in Section 2.13(e)(iii) will not violate, cause a default or event of default under or cause the imposition of a lien on the assets or property of the Company or its Subsidiaries under any of the Sprint Senior Debt Agreements, which opinion shall (A) be subject to reasonable and customary assumptions, (B) be based upon reasonable and customary certificates from the Company and Sprint, (C) be in form and substance reasonably satisfactory to the Company and (D) provide that the Company and the proposed lender shall also be entitled to rely thereon. Sprint shall cause drafts of any legal opinions to be delivered pursuant to this Section 2.13(h) to be circulated to the Company within a reasonable time prior to the closing of the funding of the relevant Indebtedness or date such other actions will be taken.

(i) If any credit agreement, indenture, guarantee or similar instrument (or series of related instruments) evidencing or governing indebtedness for money borrowed or guaranteed by Sprint or any of its Subsidiaries that does not constitute a Sprint Senior Debt Agreement (an “Other Sprint Debt Agreement”) impairs the ability of the Company or any of its Subsidiaries to incur Indebtedness or take any other action, or is alleged to do so, upon written notice of such occurrence from the Company, Sprint will comply with the requirements of this Section 2.13 with respect to such Other Sprint Debt Agreement to the fullest extent as if such Other Sprint Debt Agreement were a Sprint Senior Debt Agreement.

2.14 Sprint Future Credit Agreements.

(a) Neither Sprint nor any of its Affiliates will enter into any agreement that purports to restrict the ability of the Company and its Subsidiaries to incur Indebtedness or take any other action, except that with respect to any amendment or refinancing on or prior to December 31, 2010 of the Credit Agreement dated as of December 19, 2005, as amended, among Sprint Nextel Corporation, Nextel Communications, Inc., Sprint Capital Corporation, the banks and other financial institutions and lenders that are parties thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, or the Credit Agreement dated as of March 23, 2007 between Sprint Nextel Corporation and Export Development Canada, (i) Sprint will use its Reasonable Best Efforts to cause such amendment or refinanced facility to not restrict the ability of the Company or its Subsidiaries to incur Indebtedness or take any other action and (ii) in no event will Sprint enter into any agreement in connection with any such amendment or refinancing that contains restrictions (x) that are more restrictive than those contained in the Indenture dated as of October 1, 1998 among Sprint Capital Corporation, Sprint Corporation and Bank One, NA, as trustee, together with all supplements thereto or (y) that apply to the Company to a greater extent than those contained in such Indenture.

(b) Notwithstanding the foregoing, on or prior to January 1, 2011,

(i) Sprint will take whatever actions are necessary to permit the Company and its Subsidiaries (from and at all times on and after January 1, 2011) to incur Indebtedness and take any other action without violating any of the Sprint Senior Debt Agreements or other Sprint indebtedness for borrowed money, and

(ii) Sprint will deliver a certification to the Company executed by Sprint’s Chief Executive Officer or Chief Financial Officer stating that neither Sprint nor any of its Affiliates are then subject to (x) any agreement that restricts or may in the future restrict the ability of the Company and its Subsidiaries to incur Indebtedness or take any other action or (y) any Sprint Senior Debt Agreement that takes the Company or any of its Subsidiaries into account in determining compliance with any financial covenants or similar requirements contained in such agreements.

(c) Sprint will not, and will cause its Affiliates not to, enter into on or after January 1, 2011, any agreement that (x) restricts or may in the future restrict the ability of the Company and its Subsidiaries to incur Indebtedness or take any other action or (y) takes the Company or any of its Subsidiaries into account in determining compliance with any financial covenants or similar requirements contained in such agreements.

The provisions of Sections 2.13(d) through (f) (including the right of the Company to obligate Sprint to take any of the actions described in Section 2.13(d)) will apply, mutatis mutandis, with respect to Sprint’s obligations under this Section 2.14.

2.15 Indemnified Litigation.  (a) At such time as is reasonably determined by the Company (such determination to be made by the Transactions Committee and management of the Company) to be necessary to avoid any possible restriction or limitation on the operations of the Company and its Subsidiaries arising out of the Indemnified Litigation (as defined in the Transaction Agreement), Sprint and the Company will take, permit and authorize such actions with respect to the Company and its Subsidiaries as are reasonably requested by the Company (such determination to be made by the Transactions Committee and management of the Company) to avoid any such restriction or limitation, which may include transferring certain operations and assets of the Company and its Subsidiaries into special purpose entities with special governance provisions in accordance with Exhibit M to the Transaction Agreement, without regard to the provisions of Section 2.11. For these purposes (i) the reasonableness of any requested actions other than the actions described on Exhibit M to the Transaction Agreement will be determined taking into account the projected operations of the Company and its Subsidiaries during the three-year period following such request and (ii) any such requested actions other than actions described on Exhibit M to the Transaction Agreement will not be disproportionate in relation to the then-current and projected operations of the Company and its Subsidiaries in the territory affected by Indemnified Litigation.

(b) Sprint will not amend any Sprint Affiliate Management Agreement, enter into any new Sprint Affiliate Management Agreement or take any other action, in each case, to extend an exclusivity provision under a Sprint Affiliate Management Agreement to (i) WiMAX products and services in any manner that could restrict the Company or (ii) the Company.

ARTICLE 3

TRANSFERS

3.1 General Limitations on Transfer.

(a) If any Equityholder or Non-Equityholder Transferee (as defined below) Transfers a share of Class B Common Stock (to the extent otherwise permitted by this Agreement and the Charter) without Transferring a corresponding Unit in accordance with the terms of the Operating Agreement, the share of Class B Common Stock will be immediately redeemed by the Company for its Par Value per share in accordance with the terms of this Agreement and the Charter.

(b) If any Equityholder or Non-Equityholder Transferee Transfers any Units (to the extent permitted by the Operating Agreement) without Transferring a corresponding number of shares of Class B Common Stock, a number of shares of Class B Common Stock held by such Equityholder corresponding to the number of Units so Transferred will be immediately redeemed by the Company for their Par Value per share in accordance with the terms of this Agreement and the Charter.

(c) An Equityholder may Transfer all or any portion of its shares of Class B Common Stock (together with the corresponding Units), and may permit its Transferees to Transfer all or any portion of the Class B Common Stock Transferred to them (together with the corresponding Units), as long as (and in addition to any other requirements of the Equityholder under this Agreement with respect to such Transfer):

(i) at least ten days prior to consummating a Transfer (whether by the Equityholder or by its Transferee), the Equityholder (or the applicable Transferee) notifies the Company in writing,

(ii) as a condition to consummating the Transfer, any Transferee that is not an Equityholder or a Permitted Designee or Permitted Transferee (a “Non-Equityholder Transferee”) executes and delivers to the Company and the Equityholders a Non-Equityholder Transferee Agreement in the form attached as Exhibit E, and

(iii) the Transfer (whether by the Equityholder or by its Transferee) of Units corresponding to the Original Shares is made in accordance with the terms of the Operating Agreement.

(d) Except as specifically provided in the Non-Equityholder Transferee Agreement, a Non-Equityholder Transferee will not be a party to this Agreement or have any rights or obligations hereunder (and in determining whether a matter under this Agreement that requires the approval of the holders of Class B Common Stock, voting as a separate class, has been approved, the Class B Common Stock held by a Non-Equityholder Transferee will be disregarded).

(e) If any shares of Class B Common Stock (together with the corresponding Units) are Transferred in a Transfer that is not permitted under Section 3.1(c) above, such Transfer will be void ab initio.

(f) None of Sprint, the Strategic Investors, Intel or any of their respective Affiliates will Transfer (other than (x) to a Permitted Transferee pursuant to Section 3.2 or (y) in the case of Intel only, in a Transfer of Existing Intel Shares), whether directly or indirectly, all or any portion of its Equity Securities (or the Units that correspond to its Equity Securities) to a single person or group (as those terms are defined below) in a transaction or a series of related transactions that would result in the Transferee person or group (other than any of Sprint, the Strategic Investors or Intel or their respective Permitted Transferees or Permitted Designees) together with its or their Permitted Transferees or Permitted Designees having a Percentage Interest immediately after the proposed Transfer equal to or greater than the Specified Percentage, unless the following occurs:

(i) The provisions of Sections 3.3 and 3.6 have been complied with in full.

(ii) As a condition to consummating the Transfer,

(A) the Transferee makes (or causes another Person to make) a tender offer to the holders of Class A Common Stock to purchase all shares of Class A Common Stock at a price per share equal to or greater than the price per share that the Transferee proposes to pay for the Equity Securities (including the corresponding Units) proposed to be Transferred, and

(B) all shares of Class A Common Stock that are properly tendered and not withdrawn are purchased by the Transferee.

(iii) If the consideration proposed to be paid for the Equity Securities (including the corresponding Units) is other than cash, then the same form of consideration is offered to the holders of Class A Common Stock.

(iv) The tender offer described in subsection (ii) above is conducted in compliance with Law, including the rules and regulations under the Exchange Act, and is not subject to any conditions other than those contained in the agreement governing the proposed Transfer.

(v) The agreement governing the proposed Transfer sets forth the obligation described in this Section 3.1(f) and states that the holders of Class A Common Stock are intended third party beneficiaries of the provision setting forth such obligation.

For purposes of this Section 3.1(f), “person” and “group” have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision.

3.2 Certain Permitted Transfers.

(a) Subject to Section 3.1, an Equityholder may Transfer all or any portion of its Equity Securities, together with the corresponding Units, if any, to a Permitted Transferee; provided, in each case, that such Equityholder gives written notice to the Company of its intention to make a Transfer to such Transferee, stating the name and address of the Permitted Transferee, the Equityholder’s relationship to the Permitted Transferee and the type and amount of Equity Securities (and Units, if any) to be Transferred. The Company will give prompt notice of the Transfer to each other Equityholder. As a condition to such Transfer, the Equityholder will cause the Permitted Transferee to execute and deliver to the Company and each other Equityholder an Assignment and Assumption Agreement in the form attached as Exhibit F, and upon consummation of such Transfer, such Permitted Transferee will be an Equityholder and will be subject to all rights and obligations of the Transferor Equityholder under this Agreement.

(b) Except as provided in Section 3.12, before any Permitted Transferee ceases to qualify as a Permitted Transferee of the relevant Equityholder, such Permitted Transferee will Transfer full legal and beneficial ownership of its Equity Securities (and Units, if any) to the applicable Parent or, subject to this Article 3, another Permitted Transferee of the relevant Parent. If a Transfer is not made in accordance with the immediately preceding sentence, then, in addition to all other remedies available at law or in equity, each share of Class B Common Stock held by such non-qualifying Permitted Transferee will be immediately redeemed by the Company for its Par Value per share in accordance with the terms of this Agreement and the Charter.

(c) Except as provided in Section 3.12, before any Equityholder (if not a Parent), or any Subsidiary of a Parent that Controls such Equityholder, ceases to be a direct or indirect wholly-owned Subsidiary of its Parent, or, in the case of BHN, less than 100% of the economic and voting interests in BHN cease to be Controlled by BHN’s Parent, such Equityholder will Transfer full legal and beneficial ownership of its Equity Securities (and Units, if any) to its Parent or, subject to this Article 3, another Permitted Transferee of the relevant Parent. In the event of a breach of the immediately preceding sentence, then, in addition to all other remedies available at law or in equity, each share of Class B Common Stock held by such Equityholder, will be immediately redeemed by the Company for its Par Value per share in accordance with the terms of this Agreement and the Charter.

3.3 Right of First Offer.

(a) Subject to Section 3.1, 3.11 and the remaining provisions of this Section 3.3, if an Equityholder (for purposes of this Section 3.3, a “Selling Equityholder”) desires to Transfer (other than as part of an Excluded Transfer) all or any portion of its Equity Securities (the Equity Securities proposed to be Transferred by the Selling Equityholder, the “Subject Stock”), the Selling Equityholder will notify each of the remaining Equityholders that then owns (together with the particular Equityholder’s Permitted Transferees and Permitted Designees) a number of shares of Common Stock equal to at least 50% of its Original Shares (for purposes of this Section 3.3, the “Non-Selling Equityholders”) in writing prior to entering into any agreement with respect to the proposed Transfer of the Subject Stock. That notice (the “Interest Notice”) will set forth the number of shares of Subject Stock that the Selling Equityholder desires to Transfer, the material terms of a transaction in which the Selling Equityholder is willing to engage, including a proposed Transfer price payable in cash and, if applicable, whether the Transfer is to be an Open Market Transfer.

(b) Within 30 days of its receipt of the Interest Notice, or five Business Days in respect of a proposed Open Market Transfer, each of the Non-Selling Equityholders may notify the Selling Equityholder in writing as to whether it intends to purchase all or any portion of the Subject Stock on the terms and conditions set forth in the Interest Notice and, in respect of an Open Market Transfer, subject to Section 3.3(h) (the “Response Notice”). Any Response Notice from a Non-Selling Equityholder who wishes to exercise its right to purchase more than the number of shares of Subject Stock set forth in subsection (i) below assuming all Non-Selling Equityholders exercise their rights in full under this Section 3.3 will state the maximum number of shares of Subject Stock that it wishes to purchase. A Response Notice shall constitute a binding and irrevocable election by the Non-Selling Equityholder delivering such Response Notice to purchase the portion of the Subject Stock specified therein.

(i) If the Response Notices of the Non-Selling Equityholders present an offer, collectively, for all but not less than all of the Subject Stock, the parties will consummate the sale of the Subject Stock at the time and in the manner set forth in Section 3.3(e) and Section 3.3(f). Unless otherwise agreed by the Non-Selling Equityholders, the right to purchase the Subject Stock will be allocated among the Non-Selling Equityholders pro rata based on their relative Percentage Interests as of the date of the Interest Notice (or, if fewer than all of the Non-Selling Equityholders elect to purchase, based on the relative Percentage Interests (as of the date of the Interest Notice) of the Non-Selling Equityholders that elect to purchase the Subject Stock in accordance with this Section 3.3). If there are two or more Non-Selling Equityholders that exercise their option to purchase more than their pro rata share of Subject Stock for a total number of shares of excess Subject Stock in excess of the number of available shares of Subject Stock, such excess Subject Stock shall be allocated among such Non-Selling Equityholders on a pro rata basis based on their respective Percentage Interests as of the date of the Interest Notice. All calculations under this subsection (i) will be made on an as-converted to Class A Common Stock basis (i.e., each share of Class B Common Stock, plus one Unit, will equal one share of Class A Common Stock in such calculations).

(ii) If none of the Non-Selling Equityholders delivers a Response Notice or if the Response Notices of the Non-Selling Equityholders, collectively, present an offer for less than all of the Subject Stock, the Non-Selling Equityholders will be deemed to have declined to exercise their rights under this Section 3.3 and, subject to Section 3.1, Sections 3.3(c), 3.3(d) and 3.3(h), and Section 3.4 (if the Selling Equityholder is the Principal Equityholder), the Selling Equityholder may proceed with the proposed Transfer of such Subject Stock to the proposed Transferee based on the terms and conditions set forth in the Interest Notice.

(c) A Selling Equityholder may Transfer Subject Stock pursuant to Section 3.3(b)(ii) to a proposed Transferee (other than a Non-Selling Equityholder) or in an Open Market Transfer only if:

(i) the proposed Transferee is not an Affiliate of the Selling Equityholder,

(ii) (A) in the case of any Transfer other than an Open Market Transfer, the Transfer is consummated on arm’s-length terms at a price not lower, and on other terms and conditions no less favorable, in the aggregate, to the Selling Equityholder than those set forth in the most recent Interest Notice, or (B) in the case of an Open Market Transfer, at a price greater than or equal to 95% of the price specified in the Interest Notice, and

(iii) except in the case of an Open Market Transfer, the Selling Equityholder enters into a definitive agreement to Transfer all of the Subject Stock within 90 days of obtaining the right to do so in accordance with Section 3.3(b)(i) or (ii), as applicable, and consummates the Transfer within 180 days after entering into the definitive agreement (which 180-day period will be extended if the Transfer is subject to regulatory approval until the expiration of five Business Days after all such approvals have been received, but in no event later than 270 days after entering into the definitive agreement).

If the proposed Transfer does not comply with clauses (i) or (ii) above, or if the Selling Equityholder fails to enter into a definitive agreement within the 90-day period, or fails to consummate the Transfer within the 180-day period (as may be extended pursuant to clause (iii) above), the Selling Equityholder’s right to Transfer the Subject Stock under those clauses will terminate, and the Selling Equityholder will be required to initiate the process set forth in this Section 3.3 before Transferring all or any portion of its Equity Securities (other than in an Excluded Transfer).

(d) If a Selling Equityholder Transfers Subject Stock to a proposed Transferee (other than a Non-Selling Equityholder), or in an Open Market Transfer, in accordance with this Section 3.3, the Transfer by the Selling Equityholder will be subject to the other terms and restrictions of this Agreement.

(e) The closing of the purchase of any Subject Stock by the Non-Selling Equityholders will take place at the offices of the Company, or at another location mutually agreed by the parties to the sale, on a date mutually agreed by the parties to the sale that is no later than the latest of

(i) the date specified in the Interest Notice as the intended date of the proposed Transfer, and

(ii) 45 days after delivery of the applicable Response Notice or if approvals of any Governmental Authority are required, then five Business Days following the expiration of whatever period is required to obtain any necessary regulatory approvals in connection with the sale, but in no event more than 180 days after delivery of the applicable Response Notice.

(f) At the closing of the purchase of any Subject Stock by the Non-Selling Equityholders, the Selling Equityholder will deliver

(i) if the Subject Stock is certificated, a certificate or certificates for the Subject Stock to be sold, in each case accompanied by stock powers with signatures guaranteed and all necessary stock transfer Taxes paid and stamps affixed, if necessary, or

(ii) if the Subject Stock is uncertificated, proper transfer instructions from the Selling Equityholder or the Selling Equityholder’s lawfully constituted attorney-in-fact, accompanied by evidence that all necessary stock transfer Taxes have been paid and evidence of compliance with appropriate procedures for transferring shares in uncertificated form,

(iii) in either case against receipt of the purchase price therefor by certified or official bank check or by wire transfer of immediately available funds.

(g) Notwithstanding the foregoing, the provisions of this Section 3.3 will not apply to (an “Excluded Transfer”):

(i) in the case of Eagle River, any Open Market Transfer,

(ii) in the case of Intel, any Transfer or series of Transfers of the Existing Intel Shares,

(iii) any Transfer of Equity Securities that is part of a merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving the Company, in each case, that constitutes a Change of Control of the Company and that has been approved by the Board and the stockholders of the Company as required by this Agreement and Law,

(iv) a Spin-Off Transaction; provided, however, that following a Spin-Off Transaction, the Spin-Off Entity will be subject to each of the obligations and enjoy each of the rights of the Spinning Entity for all purposes under this Agreement,

(v) a Transfer to a Permitted Transferee,

(vi) any Exchange Transaction (as defined in the Operating Agreement), or

(vii) any Transfer by a Tag-Along Equityholder pursuant to Section 3.4.

(h) In addition to the other provisions of this Agreement, a Selling Equityholder (other than Eagle River or, with respect to Existing Intel Shares only, Intel) may Transfer Subject Stock in an Open Market Transfer only if

(i) in the case of an Open Market Transfer that is Registered, the Transfer is made within 90 days of the delivery of the latest of the applicable Response Notices (unless, during the 90-day period, the Company has postponed the filing or effectiveness of the registration statement with respect to the Registered Open Market Transfer, in which case the 90-day period will be tolled for as long as the postponement is in effect), or

(ii) in the case of an Open Market Transfer that is not Registered, the Transfer is made within 30 days of the delivery of the latest of the applicable Response Notices.

(i) The Strategic Investors, acting through the Strategic Investor Representative, will exercise their rights pursuant to this Section 3.3 as a group, and the Strategic Investor Group will be deemed to be a single “Non-Selling Equityholder” for purposes of calculating the number of shares of Subject Stock which the Strategic Investor Group is entitled to purchase under Section 3.3(b)(i). Unless the Strategic Investors otherwise agree (as notified by the Strategic Investor Representative to the Company and the remaining Equityholders), Subject Stock to be Transferred by or to the Strategic Investor Group (whether as a Selling Equityholder or a Non-Selling Equityholder) will be allocated among the Strategic Investors based on their relative Percentage Interests within the Strategic Investor Group.

3.4 Tag-Along Rights.

(a) Subject to Sections 3.1, 3.3, 3.11 and the remaining provisions of this Section 3.4, if the Principal Equityholder proposes to Transfer (other than as part of (x) an Excluded Transfer described in clauses (ii), (iv), (v), (vi) or (vii) of Section 3.3(g), or (y) an Open Market Transfer), in one transaction or a series of related transactions, directly or indirectly, all or any portion of its Equity Securities, and such transaction or series of related transactions would result in the proposed Transferee and its Affiliates (collectively referred to as the “Proposed Transferee”) having a Percentage Interest immediately after the proposed Transfer equal to or greater than the Specified Percentage, the Principal Equityholder will promptly notify the other Equityholders (for purposes of this Section 3.4, the “Tag-Along Equityholders”) in writing at least 30 days before the closing of the proposed Transfer (a “Tag-Along Notice”) setting forth the number of shares of Equity Securities proposed to be Transferred (for purposes of this Section 3.4, the “Sale Securities”), the nature of the proposed Transfer, the aggregate consideration to be paid for the Sale Securities (including the type of consideration to be paid), the name and address of each Proposed Transferee, the proposed closing date of the Transfer and any other material information regarding the terms of the proposed Transfer and the Proposed Transferee.

(b) With respect to Sale Securities, each of the Tag-Along Equityholders will have the right, exercisable on delivery of written notice to the Principal Equityholder within 30 days after receipt of the Tag-Along Notice, to irrevocably elect to sell a portion of its Equity Securities (without regard to whether such Equity Securities are the same class as the Sale Securities), on the same terms and conditions as set forth in the Tag-Along Notice, in lieu of shares of Sale Securities. The number of Equity Securities to be substituted by each electing Tag-Along Shareholder will equal the product of the number of shares of Sale Securities, multiplied by a fraction, the numerator of which is the number of Equity Securities owned by such Tag-Along Equityholder and the denominator of which is the total number of Equity Securities owned by the Equityholders at the time the Tag-Along Notice is delivered.

All calculations under this subsection (b) will be made on an as-converted to Class A Common Stock basis (i.e., each share of Class B Common Stock, plus one Unit, will equal one share of Class A Common Stock in such calculations).

(c) If none of the Tag-Along Equityholders makes a timely election to exercise its tag-along rights under Section 3.4(b), the Principal Equityholder may sell all, but not less than all, of the Sale Securities to the Proposed Transferee provided that such Transfer is consummated on arm’s-length terms at a price not higher and on other terms and conditions no more favorable, in the aggregate, to the Principal Equityholder than the terms and conditions set forth in the Tag-Along Notice. In addition,

(i) any material change in the terms and conditions contained in the Tag-Along Notice (that is more favorable to the Principal Equityholder) will constitute a new proposal to Transfer for purposes of this Section 3.4; and

(ii) definitive documents for the sale by the Principal Equityholder must be executed on or prior to the 90th day following the expiration of the Tag-Along Equityholders’ tag-along rights under this Section 3.4 and consummated within 180 days following the expiration of such tag-along rights (which 180-day period will be extended if the Transfer is subject to regulatory approval until the expiration of five Business Days after all such approvals have been received, but in no event later than 270 days following the expiration of such tag-along rights), and if the sale is not executed within the 90-day period and consummated within the 180-day period (as may be extended for the receipt of applicable regulatory approvals), the Sale Securities will again become subject to the rights of the Tag-Along Equityholders under this Section 3.4.

(d) If any of the Tag-Along Equityholders elects to exercise its tag-along rights under Section 3.4(b), the number of shares of Sale Securities to be Transferred by the Principal Equityholder to the Proposed Transferee will be reduced by the applicable number of Voting Securities to be included in the Transfer by the applicable Tag-Along Equityholders, and the Transfer to the Proposed Transferee will otherwise proceed in accordance with the terms of this Section 3.4 and the Tag-Along Notice.

(e) The closing of the sale of any Sale Securities elected to be sold by the Tag-Along Equityholders pursuant to this Section 3.4 will take place at the offices of the Company, or at another location mutually agreed by the parties to the sale, and on a date mutually agreed by the parties to the sale that is no later than the latest of

(i) the date specified in the Tag-Along Notice as the intended date of the proposed Transfer to the Proposed Transferee,

(ii) 90 days after delivery of the applicable Tag-Along Notice, and

(iii) five Business Days following the expiration of whatever period is required to obtain any necessary regulatory approvals in connection with the sale.

(f) The following will apply to any Transfer of Sale Securities (whether by the Principal Equityholder or by the Tag-Along Equityholders):

(i) the Transfer by the Principal Equityholder (and any Tag-Along Equityholders, if applicable) will be subject to the other terms and restrictions of this Agreement, and

(ii) any future proposed Transfer of Equity Securities other than the Sale Securities by the Principal Equityholder (and any Tag-Along Equityholders, if applicable) will remain subject to the terms and conditions of this Agreement, including this Article 3.

(g) The Strategic Investors, acting through the Strategic Investor Representative, will exercise their rights pursuant to this Section 3.4 as a group, and the Strategic Investor Group will be deemed to be a single “Tag-Along Equityholder” for purposes of calculating the number of Voting Securities which the Strategic Investor Group is entitled to sell as a Tag-Along Equityholder. Unless the Strategic Investors otherwise agree (as notified by the Strategic Investor Representative to the Company and the remaining Equityholders), Sale Securities to be Transferred by the Strategic Investor Group (whether as a Principal Equityholder or as a Tag-

Along Equityholder) will be allocated among the Strategic Investors based on their relative Percentage Interests within the Strategic Investor Group.

3.5 Preemptive Rights.

(a) Each Equityholder will have the right to purchase its Preemptive Right Pro Rata Share (as defined below) of New Securities (as defined in Section 3.5(f)) that the Company may from time to time propose to issue. An Equityholder’s “Preemptive Right Pro Rata Share” will be, at any given time, that proportion, calculated before any proposed issuance of New Securities, that the voting power represented by the Voting Securities owned by an Equityholder at that time bears to the total voting power represented by the Voting Securities issued and outstanding at that time.

(b) Subject to Section 3.5(d)(i), if the Company proposes to issue New Securities, it will give the Equityholders a written notice (the “Notice of Issuance”) of its intention to sell New Securities, setting forth the price, the identity of the proposed purchaser(s) (if known) and the principal terms on which the Company proposes to issue the New Securities. Subject to Section 3.5(c), each Equityholder will have 30 days from the date of receipt of any Notice of Issuance (“New Securities Notice Period”) to elect to purchase a number of New Securities up to its Preemptive Right Pro Rata Share of New Securities (in each case calculated before the issuance and rounded to the nearest whole share), for the price and on the terms specified in the Notice of Issuance, by giving written notice to the Company stating the number of New Securities to be purchased.

(c) Each holder of Class B Common Stock will have, at its option, the right to purchase the following in lieu of New Securities:

(i) from the Company, Voting Securities that have voting rights that are the same as the voting rights in the New Securities (“Alternative Voting Securities”), and

(ii) from the LLC, additional Units that have the economic and other rights (other than voting rights) that are the same as the economic and other rights (other than voting rights) of the New Securities (“Alternative Units”; and, together with the Alternative Voting Securities, “Alternative New Securities”),

in each case, so that the holders of Class B Common Stock are able to maintain the allocation of economic and other non-voting rights, if any, included as part of the New Securities, and voting rights, if any, included as part of the New Securities, in the same manner that economic, voting and other non-voting rights are allocated between the Class B Common Stock and the corresponding Units. The aggregate price payable for the new Voting Securities and new Units by the applicable Equityholders will be the price for the New Securities that is set forth in the Notice of Issuance, allocated between the Company and the LLC based on the relative value of the new Voting Securities and the new Units purchased under this Section 3.5.

(d) If the Company proposes to issue New Securities in a Public Offering, the following will apply:

(i) In lieu of sending a Notice of Issuance as provided in Section 3.5(b), at least ten Business Days prior to the printing of the “red herring” prospectus for the Public Offering, the Company will give written notice to the Equityholders (a “Public Offering Notice”) setting forth

(A) the Company’s then-current estimate of the number of shares of Common Stock the Company intends to offer,

(B) the anticipated per share range for the offering price,

(C) any other material terms on which the Company proposes to issue the New Securities, and

(D) the date on which the “red herring” prospectus is expected to be printed.

(ii) At least five Business Days prior to the date referred to in Section 3.5(d)(i)(D), each Equityholder will deliver a binding notice to the Company stating whether and as to how many shares the Equityholder will elect to purchase (up to its Preemptive Right Pro Rata Share rounded to the nearest whole share). If an Equityholder fails to notify the Company by the required time, the Equityholder will be deemed to have declined to exercise its rights under this Section 3.5 with respect to that Public Offering.

(iii) The actual purchase price for an Equityholder’s Preemptive Right Pro Rata Share of New Securities will be a per share purchase price equal to the purchase price paid for the securities issued in the Public Offering that gave rise to the rights under this Section 3.5, net of any underwriting discounts in connection with that Public Offering. In the case of a holder of Class B Common Stock, the purchase price will be allocated between the new Voting Security and the new Unit based on the relative value of the new Voting Securities and the new Units purchased under Section 3.5(c).

(e) The Company will have 180 days after the date of the Notice of Issuance or Public Offering Notice, as applicable, to consummate the sale of any New Securities with respect to which the Equityholders’ preemptive rights were not exercised, at or above the price and on terms not more favorable, in the aggregate, to the purchasers of the New Securities than the terms specified in the initial Notice of Issuance or Public Offering Notice, as applicable, given in connection with that sale, except that the preceding restrictions on the price and terms and conditions of any sale will not apply to sales based on the prevailing market price of Voting Securities on NASDAQ or any other public trading medium at the time that the sale of New Securities is effected.

(f) For purposes of this Agreement, “New Securities” means any capital stock (including Common Stock) of the Company issued (or to be issued) after the Effective Date, whether now or hereafter authorized, and any rights, options, warrants or other rights to purchase or acquire capital stock, and securities of any type whatsoever that are, or may become, exchangeable or exercisable for or convertible into capital stock. The term “New Securities” does not include, and the preemptive rights described in this Section 3.5 will not be exercisable with respect to, any of the following:

(i) securities issued to holders of Class B Common Stock in connection with the right of those holders, under the terms of the Charter and the Operating Agreement, to convert their shares of Class B Common Stock, together with the corresponding Units, into shares of Class A Common Stock;

(ii) securities issued to officers, employees or directors of the Company in connection with a person’s employment or director arrangements with the Company under any employee benefit plan of the Company adopted by the Board, including but not limited to any Incentive Plan;

(iii) securities issued in connection with any Recapitalization Event of the Company approved by the Board;

(iv) securities issued in connection with the acquisition of another business entity or business segment of another entity by the Company or any Subsidiary of the Company, or in connection with the acquisition of 2.5 GHz Spectrum by the Company or any Subsidiary of the Company;

(v) securities issued in connection with the exercise of any right, option or warrant to acquire any security or the conversion of any security, in any case that (x) were outstanding prior to the Effective Date or (y) were issued after the Effective Date and were treated as New Securities in respect of which preemptive rights were offered pursuant to this Section 3.5;

(vi) securities issued under Section 4.3 of the Transaction Agreement;

(vii) securities issuable or issued to consultants, vendors, lessors or others with whom the Company conducts business (other than the Equityholders and their respective Affiliates), as long as

(A) the securities are issued directly in a transaction approved by the Board, and

(B) the issuance of securities is not for financing purposes;

(viii) securities issued to financial institutions or lessors in connection with commercial credit arrangements, equipment financing or similar transactions, as long as the securities are issued directly in a transaction approved by the Board; and

(ix) securities issued (other than to any Equityholder or any of its Affiliates) in transactions involving technology licensing, research or development activities, the use or acquisition of strategic assets, properties or rights, or the distribution, manufacture or marketing of the Company’s products, as long as

(A) the securities are issued directly in a transaction approved by the Board, and

(B) the issuance of securities is not for financing purposes.

(g) The closing of the purchases of an Equityholder’s Preemptive Right Pro Rata Share of New Securities (and Alternative New Securities, if any) under this Section 3.5 will take place at the offices of the Company:

(i) in the case of an issuance of New Securities other than in connection with a Public Offering, on a date specified by the exercising Equityholders, which will be within 30 days after the exercise of such Equityholder’s rights under this Section 3.5, or (if later) within 10 days after the receipt of all required regulatory approvals, and

(ii) in the case of an issuance of New Securities in connection with a Public Offering, on the date of the Public Offering.

At the closing, the Company and the LLC will deliver, or cause to be delivered, to the purchasing Equityholder, certificates (if applicable) representing the shares of New Securities (and Alternative New Securities, if any) to be purchased by the purchasing Equityholder, in the name of the purchasing Equityholder (and Unit holder, as applicable), against payment of the purchase price therefor, as provided below; and the purchasing Equityholder will deliver to the Company and to the LLC an amount in cash by wire transfer in immediately available funds equal to the product of the applicable price per share determined

(x) in the Notice of Issuance, in the case of an issuance of New Securities other than in connection with a Public Offering, and

(y) under Section 3.5(d)(iii), in the case of an issuance of New Securities issued in connection with a Public Offering,

in each case, multiplied by the number of shares of New Securities or Alternative New Securities, as applicable, to be acquired by the purchasing Equityholder.

(h) After giving a Notice of Issuance, the Company may close (prior to the expiration of the New Securities Notice Period) the sale of any portion of the New Securities that is not subject to preemptive rights under this Section 3.5, or as to which any Equityholder has affirmatively waived its rights under this Section 3.5.

(i) The rights under this Section 3.5 will terminate with respect to an Equityholder if and when such Equityholder and its Permitted Transferees and Permitted Designees cease to own, in the aggregate, a number of shares equal to at least 50% of the Original Shares of such Equityholder.

(j) The Strategic Investors, acting through the Strategic Investor Representative, will exercise their rights pursuant to this Section 3.5 as a group, and the Strategic Investor Group will be deemed to be a single “Equityholder” for purposes of calculating its Preemptive Right Pro Rata Share under Section 3.5(a). Unless the Strategic Investors otherwise agree (as notified by the Strategic Investor Representative to the Company and the remaining Equityholders), New Securities (or Alternative New Securities) acquired by the Strategic Investor Group will be allocated among the Strategic Investors based on their relative Percentage Interests within the Strategic Investor Group.

3.6 Transfers to a Restricted Entity.

The Principal Equityholder and its Permitted Transferees and Permitted Designees will not Transfer any of their Equity Securities to:

(a) any Strategic Investor Restricted Entity without the prior written consent of the Strategic Investor Representative (acting on behalf of the Strategic Investors), if the Strategic Investor Group is then a Consenting Equityholder,

(b) any Intel Restricted Entity without Intel’s prior written consent, if Intel is then a Consenting Equityholder, or

(c) any Sprint Restricted Entity without Sprint’s prior written consent, if Sprint is then a Consenting Equityholder;

in each case, if:

(x) such Transfer would constitute a Change of Control of the Company or any of its Subsidiaries, or

(y) after giving effect to such Transfer, the applicable Restricted Entity would have a Percentage Interest in excess of the Specified Percentage, or would have the contractual right to acquire Equity Securities (or Units) that would give the Restricted Entity, in the aggregate, a Percentage Interest in excess of the Specified Percentage immediately after the acquisition of those Equity Securities or Units, as applicable.

3.7 Standstill Agreement.

(a) Notwithstanding any other provision of this Agreement, but subject to Section 3.11, at any time before the end of the Standstill Period, none of the Standstill Equityholders will in any manner, directly or indirectly (whether through an agent, representative or otherwise),

(i) effect (whether publicly or otherwise), participate in, provide or guarantee financing for any third parties in

(A) any direct or indirect acquisition of any Common Stock (or beneficial ownership of Common Stock) or any option or other right to acquire any Common Stock except (w) by Sprint in accordance with Section 2.13(e) or 2.13(f) or by any Standstill Equityholder in accordance with Section 4.3 of the Transaction Agreement, (x) by means of a conversion of Units as provided in the Operating Agreement and the Charter; (y) in a transaction expressly permitted under, and executed in accordance with, Article 3 of this Agreement; or (z) pursuant to a Recapitalization Event; or

(B) any direct or indirect acquisition of any of the assets of the Company, other than acquisitions of assets

(I) in the ordinary course of business, or

(II) with a value of no more than $10 million in the aggregate,

or of any businesses of the Company, or any option or other right to acquire any of the foregoing (including from a third party), or

(C) any tender or exchange offer, merger or other business combination involving the Company or any Subsidiary of the Company;

(ii) form, join or in any way participate in a “group” (as that term is defined for purposes of Sections 13 and 14 of the Exchange Act or any successor provisions) with respect to any of the actions referred to in clause (i) above; or

(iii) solicit, negotiate with or enter into any agreement with any third party with respect to any of the foregoing or make any public announcement of its intention or desire to do so.

(b) The provisions of Section 3.7(a) will not apply to an acquisition of Common Stock by a Standstill Equityholder

(i) if that Standstill Equityholder acquires (x) a Parent or (y) any other Person that holds Common Stock as part of the acquisition of an operating business, so long as in the case of clause (y) the Standstill Equityholder causes the Person to divest itself of the Common Stock within 180 days following the consummation of such acquisition transaction,

(ii) subject to Section 3.8, if that Standstill Equityholder has offered to purchase 100% of the outstanding Common Stock not owned by such Equityholder, and the offer

(A) has been approved by a Simple Majority of the Board (excluding the Equityholder Designees of the applicable Standstill Equityholder) and

(B) is subsequently accepted or approved by a majority of the voting power represented by the Voting Securities of the Company (excluding the Voting Securities of the Standstill Equityholder and its Permitted Transferees and Permitted Designees), either by the tendering of Voting Securities or by an affirmative vote at a meeting of the stockholders called to approve the transaction

(C) (a “Qualifying Purchase”),

(iii) if

(A) the acquisition of Common Stock is in response to a bona fide offer by a stockholder to sell its Common Stock to the Standstill Equityholder in a private sale that would otherwise be prohibited by Section 3.7(a),

(B) both

(I) a Simple Majority of the Board (excluding the Equityholder Designees of the applicable Standstill Equityholder), and

(II) each of Sprint, Intel and the Strategic Investor Representative (on behalf of the Strategic Investor Group)

have agreed to release the applicable Standstill Equityholder from its obligations under Section 3.7(a) with respect to such acquisition, and

(C) each other Equityholder that then has preemptive rights under Section 3.5 has been offered the opportunity to participate in such transaction on a pro rata basis in accordance with its Percentage Interest (relative to the Percentage Interests of those Equityholders that elect to participate in such transaction), or

(iv) as provided in Section 3.7(c).

(c) If the Company issues Non-Preemptive Rights Securities (as defined below), the following will apply:

(i) Notwithstanding the provisions of Section 3.7(a), each of the Standstill Equityholders will have the right to acquire, in the open market, the number of shares of Common Stock necessary to cause the Percentage Interest of that Standstill Equityholder to equal (to the nearest whole share) what it would be if the Non-Preemptive Rights Securities had not been issued (as adjusted for Recapitalization Events). Any acquisition or Transfer of Equity Securities by a Standstill Equityholder after the date of the applicable issuance of Non-Preemptive Rights Securities (other than in connection with a Recapitalization Event), whether under this Agreement or otherwise, will not affect the number of shares of Common Stock that a Standstill Equityholder is permitted to acquire in accordance with this Section 3.7(c).

(ii) On each March 31st, June 30th, September 30th and December 31st during the term of this Agreement, the Company will notify the Standstill Equityholders in writing of any issuances of Non-Preemptive Rights Securities that have occurred since the date of the most recently delivered notice under this Section 3.7(c)(ii).

(iii) If the Company issues Non-Preemptive Rights Securities, a Standstill Equityholder will be deemed to have a Percentage Interest for all purposes under this Agreement, for a period of 30 days after such Standstill Equityholder has received notice from the Company of such issuance, equal to its Percentage Interest immediately prior to the issuance of such Non-Preemptive Rights Securities. At the end of such 30-day period, the Percentage Interest of such Standstill Equityholder will convert to its actual Percentage Interest.

(iv) For purposes of this Agreement, “Non-Preemptive Rights Securities” means and includes any Equity Securities, including Equity Securities issued in respect of options, warrants, convertible securities or other rights to purchase or acquire Equity Securities, in each case, that are excluded from the definition of New Securities under Section 3.5(f) (other than those excluded under clauses (i), (iii), (v) and (vi) thereof).

(d) For purposes of this Section 3.7,

(i) “Standstill Period” means, with respect to any Equityholder, the period from the Effective Date until the later to occur of

(A) the fifth anniversary of the Effective Date, and

(B) with respect to the restrictions on the Strategic Investors, the earliest date on which

(I) Sprint ceases to own a number of shares of Common Stock equal to at least 50% of the Sprint Original Shares or Sprint has a Percentage Interest of less than 5%, and

(II) Intel ceases to own a number of shares of Common Stock equal to at least 50% of the Intel Original Shares or Intel has a Percentage Interest of less than 5%;

(C) with respect to the restrictions on Intel, the earliest date on which

(I) Sprint ceases to own a number of shares of Common Stock equal to at least 50% of the Sprint Original Shares or Sprint has a Percentage Interest of less than 5%, and

(II) the Strategic Investor Group ceases to own a number of shares of Common Stock equal to at least 50% of the Strategic Investor Original Shares or the Strategic Investor Group has, collectively, a Percentage Interest of less than 5%; and

(D) with respect to the restrictions on Sprint, the date on which

(I) the Strategic Investor Group ceases to own a number of shares of Common Stock equal to at least 50% of the Strategic Investor Original Shares or the Strategic Investor Group has, collectively, a Percentage Interest of less than 5%, and

(II) Intel ceases to own a number of shares of Common Stock equal to at least 50% of the Intel Original Shares or Intel has a Percentage Interest of less than 5%.

(ii) “Standstill Equityholders” means

(A) Sprint and its Controlled Affiliates,

(B) each Strategic Investor and its Controlled Affiliates, and

(C) Intel and its Controlled Affiliates.

3.8 Joint Purchase Rights.

(a) If Sprint, Intel or any member of the Strategic Investor Group (the “Initiating Equityholder”) desires, at any time when the Standstill Period is still in effect with respect to the applicable Initiating Equityholder, to purchase outstanding shares of Common Stock, in one transaction or a series of related transactions, whether directly or indirectly, in a Qualifying Purchase, the Initiating Equityholder will promptly notify (i) if Sprint is the Initiating Equityholder, the Strategic Investor Group and Intel, (ii) if Intel is the Initiating Equityholder, Sprint and the Strategic Investor Group or (iii) if a member of the Strategic Investor Group is the Initiating Equityholder, Intel, Sprint and the remaining members of the Strategic Investor Group (in each case, for purposes of this Section 3.8, the “Non-Initiating Equityholders”) in writing at least 30 days before commencing the process required under this Agreement to engage in a Qualifying Purchase (a “Qualifying Purchase Notice”) setting forth the nature of the proposed Qualifying Purchase, the aggregate consideration (in cash) to be paid for the outstanding shares of Common Stock proposed to be purchased (the “Qualifying Purchase Securities”), the proposed commencement and closing date of the proposed Qualifying Purchase and any other material information regarding the terms of the proposed Qualifying Purchase.

(b) With respect to a Qualifying Purchase, the Non-Initiating Equityholders will have the right, exercisable on delivery of written notice to the Initiating Equityholder within 30 days after receipt of the Qualifying Purchase Notice, to elect irrevocably to participate with the Initiating Equityholder in the Qualifying Purchase. If any Non-Initiating Equityholder elects to participate, such Non-Initiating Equityholder will have the right to acquire a portion of the Qualifying Purchase Securities, on the same terms and conditions as set forth in the Qualifying Purchase Notice, in accordance with the relative Percentage Interests of the Initiating Equityholder and the Non-Initiating Equityholders that elect to participate in such Qualifying Purchase. If any of the Non-Initiating Equityholders declines to exercise its participation right under this Section 3.8(b), each of the other participating Non-Initiating Equityholders and the Initiating Equityholder will be entitled to acquire a portion of the Qualifying Purchase Securities in accordance with the relative Percentage Interests of the Initiating Equityholder and the participating Non-Initiating Equityholders.

All calculations under this subsection (b) will be made on an as-converted to Class A Common Stock basis (i.e., each share of Class B Common Stock, plus one Unit, will equal one share of Class A Common Stock in such calculations).

(c) If none of the Non-Initiating Equityholders makes a timely election to purchase the Qualifying Purchase Securities as provided in Section 3.8(b), the Initiating Equityholder may purchase the Qualifying Purchase Securities on arm’s-length terms at a price not lower, and on terms and conditions no more favorable, in the aggregate, to the Initiating Equityholder than the terms and conditions set forth in the Qualifying Purchase Notice; provided that

(i) any material change in the terms and conditions contained in the Qualifying Purchase Notice (that is more favorable to the Initiating Equityholder) will constitute a new proposal for a Qualifying Purchase for purposes of Section 3.8(a); and

(ii) definitive documents for a Qualifying Purchase must be executed on or prior to the 90th day following receipt of the Qualifying Purchase Notice and consummated on or prior to the 210th day following receipt of the Qualifying Purchase Notice, or, if the applicable regulatory approvals have not been received by the 210th day, within five Business Days of the receipt of any applicable regulatory approvals (but in no event more than 270 days following the receipt of the Qualifying Purchase Notice), and if not, the proposed Qualifying Purchase will again become subject to the rights and obligations under this Section 3.8.

(d) The following will apply to any Qualifying Purchase:

(i) the purchase by the Initiating Equityholder and the Non-Initiating Equityholders, if applicable, will be subject to the other terms and restrictions of this Agreement, and

(ii) any future proposed Qualifying Purchase will remain subject to the terms and conditions of this Agreement, including this Article 3.

(e) If both the Initiating Equityholder and one or more Non-Initiating Equityholders elect to participate in a Qualifying Purchase in accordance with this Section 3.8, and if the Qualifying Purchase is consummated,

(i) subject to Section 2.1(a)(x), the number of Directors that may be nominated by each of Sprint, Intel and the Strategic Investor Group will be adjusted, either upward or downward as appropriate, so that the right of each of Sprint, Intel and the Strategic Investor Group, respectively, to nominate Directors will equal the product (rounded to the nearest whole number) obtained by multiplying 13 by a fraction, the numerator of which is the Percentage Interest then held by Sprint, Intel or the Strategic Investor Group, as the case may be, and the denominator of which is the sum of the Percentage Interests of Sprint, Intel and the Strategic Investor Group,

(ii) this Agreement will be deemed to be amended, and the Company and the Equityholders will take whatever action is necessary to effect such amendment as necessary or appropriate to reflect the

Qualifying Purchase, including the following, in each case, to be effective as of the closing of the Qualifying Purchase:

Section 2.6(b) will be amended to add the following new clauses:

(I) “(vi) the issuance of any Equity Securities to any Person other than an Equityholder or its Permitted Designee, or the admission of any new member to the LLC; and”; and

(II) “(vii) any material change from WiMAX to another technology standard for the Company’s business, or any other significant technology decisions.”

3.9 Permitted Designee.

(a) Subject to Section 3.1, any right of an Equityholder under this Agreement to acquire additional Equity Securities may be exercised, at the option of the Equityholder, by a Permitted Designee of such Equityholder. If an Equityholder desires for a Permitted Designee to acquire Equity Securities in lieu of the Equityholder, the Equityholder will notify the Company in writing. As a condition to such acquisition, the Equityholder will cause the Permitted Designee to execute and deliver to the Company and each other Equityholder an Assignment and Assumption Agreement in the form attached as Exhibit F, and upon consummation of the acquisition of Common Stock, the Permitted Designee will be an Equityholder and will be subject to all rights and obligations of an Equityholder owning the acquired Equity Securities under this Agreement.

(b) Except as provided in Section 3.12, before any Permitted Designee ceases to qualify as a Permitted Designee of the relevant Equityholder, it will Transfer full legal and beneficial ownership of its Equity Securities and Units (if any) to the relevant Equityholder or, subject to this Section 3.9, another Permitted Designee of the Equityholder. If such a Transfer is not made in accordance with the immediately preceding sentence, then, in addition to all other remedies available at law or in equity, any shares of Class B Common Stock held by such non-qualified Permitted Designee will be immediately redeemed by the Company for their Par Value per share in accordance with the terms of this Agreement and the Charter.

3.10 Void Transfers.  Any Transfer or attempted Transfer of Equity Securities in violation of any provision of this Agreement will be void, ab initio.

3.11 Limitations Prior to the Adjustment Date.  Notwithstanding anything in this Article 3 to the contrary, prior to the Adjustment Date:

(a) the Equityholders (other than Eagle River) will not, and will cause their Controlled Affiliates not to, in any manner, directly or indirectly (through an agent, representative, or otherwise), Transfer, or enter into any Hedging Transactions with respect to, any Equity Securities (or Units that correspond to Equity Securities) or convert any shares of Class B Common Stock and Class B Common Units into shares of Class A Common Stock;

(b) none of the Equityholders will, or will permit any of its Affiliates to, in any manner, directly or indirectly (whether through an agent, representative or otherwise), acquire, publicly announce an intention to acquire, offer to acquire, or agree to acquire, by purchase, gift or otherwise, any Equity Securities (or Units that correspond to Equity Securities) or any direct or indirect interest in any Equity Securities (including any arrangement to provide the economic performance of all or any portion of such Equity Securities (including by means of any option, swap, forward or other contract or arrangement the value of which is linked in whole or in part to the value of such Equity Securities));

(c) the Company shall not take, authorize, commit or agree to take, any of the following actions (or publicly announce any intention to do so):

(i) issue, deliver, grant or sell, or authorize or propose the issuance, delivery, grant or sale of, any Equity Securities (or Units that correspond to Equity Securities) other than any issuance of securities described in clause (ii), (iii) or (v) of Section 3.5(f);

(ii) repurchase, redeem or otherwise acquire any shares of any Equity Securities (or Units that correspond to Equity Securities), except for any repurchase or redemption deemed to occur upon any “cashless exercise” in connection with the issuance of any securities described in clause (ii) or (v) of Section 3.5(f); or

(iii) declare, set aside for payment or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any Equity Securities (or Units that correspond to Equity Securities).

3.12 Holding Company Transfers.  Notwithstanding anything to the contrary in this Agreement:

(a) Any Transfer that is permitted under this Article 3 (other than a Holding Company Exchange under Section 7.9(h) of the Operating Agreement) may, at the option of an Equityholder that is a Securities Holding Company, be effected as a transfer by the holder of 100% of the securities of such Securities Holding Company (a “Securities Holding Company Stockholder”) of all of its securities in such Securities Holding Company (a “Holding Company Transfer”).

(b) For the avoidance of doubt, (i) prior to effecting any Holding Company Transfer, the transferor must comply, mutatis mutandis, with the provisions of (x) Section 3.3 by offering to the Non-Selling Equityholders the opportunity to purchase directly the Equity Securities held by the Securities Holding Company that is the subject of the proposed Holding Company Transfer (as opposed to the equity securities of the Securities Holding Company) and (y) Section 3.4, and (ii) any Tag-Along Equityholder may propose that a Transfer of its Equity Securities pursuant to Section 3.4 be effected as a Holding Company Transfer of the Securities Holding Company holding such Tag-Along Equityholder’s Equity Securities, but such proposal will not be binding upon the transferee, in which case such Tag-Along Equityholder may Transfer its Equity Securities in the Tag-Along Sale. Notwithstanding Section 3.3(c)(ii), the price paid for securities of the Securities Holding Company in a transfer to a transferee (other than a Non-Selling Equityholder) will be not lower than the product of (x) the transfer price proposed to the Non-Selling Equityholders in the Interest Notice (assuming that 100% of the Securities Holding Company is being transferred) and (y) the number of shares of Subject Stock held by the Securities Holding Company. The purchase price to be received by any Tag-Along Equityholder pursuant to Section 3.4 in a Holding Company Transfer will equal the quotient of (x) the aggregate consideration received for the equity securities of the Securities Holding Company being transferred (assuming that 100% of the Securities Holding Company is being transferred) divided by (y) the number of Equity Securities held by the Securities Holding Company.

(c) If a Holding Company Transfer is effected pursuant to this Section 3.12 in connection with a Transfer pursuant to Section 3.3(b)(i) or Section 3.4, the Securities Holding Company Stockholder and its Affiliates will be responsible for, and will indemnify and hold the transferee and each of its Affiliates harmless against, (i) Tax of a Securities Holding Company incurred in such Holding Company Transfer and (ii) all liabilities of the Securities Holding Company and its Affiliates (including liabilities for Taxes not described in clause (i)) to the extent such liabilities are attributable to periods through and including the date of the Holding Company Transfer (except to the extent attributable to the period after the closing of the Holding Company Transfer), including any liability of the Securities Holding Company arising by reason of being a member of an affiliated, combined, consolidated or other Tax group on or prior to the Holding Company Transfer.

ARTICLE 4

MISCELLANEOUS

4.1 Parent Guaranty.  On the Effective Date, each Parent has executed and delivered the Guaranty to the Company and the other Equityholders.

4.2 Termination.  Subject to the early termination of any provision (a) as a result of an amendment to this Agreement agreed to by the Company and the Equityholders as provided under Section 4.3 or (b) as provided in accordance with its terms, this Agreement will terminate with respect to each Equityholder when that Equityholder no longer owns any Equity Securities of the Company; except that Sections 3.10, 4.5, 4.7, 4.9, 4.10, 4.13, 4.15, and 4.17 through 4.20 of this Agreement will not terminate and will survive any termination of this Agreement. No such termination will relieve any party from any liability for the breach of any of the agreements set forth in this Agreement.

4.3 Amendments and Waivers.  Except as otherwise provided in this Agreement, no modification, amendment or waiver of any provision of this Agreement will be effective without the written approval of the Company, the Strategic Investor Representative (on behalf of the Strategic Investor Group) and each other Equityholder, except that any Equityholder may waive (in writing) the benefit of any provision of this Agreement with respect to itself for any purpose. No failure or delay by any party in exercising any right, power or privilege hereunder (other than a failure or delay beyond a period of time specified in this Agreement) will operate as a waiver of that right, power or privilege, nor will any single or partial exercise of any right, power or privilege preclude any other or further exercise of the right, power or privilege, or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement will be cumulative and not exclusive of any rights or remedies provided by Law.

4.4 Successors, Assigns and Transferees; Groups and Thresholds.

(a) This Agreement will bind and inure to the benefit of and be enforceable by the parties to this Agreement and their respective successors (whether by merger, operation of law or otherwise) and permitted assigns.

(b) Whether or not so stated in the relevant provisions of this Agreement, (i) references to Sprint, Eagle River, Intel or any Strategic Investor shall be deemed to include their respective Permitted Transferees and Permitted Designees, (ii) all amounts, thresholds or similar metrics applicable to Sprint, Eagle River, Intel, any Strategic Investor or the Strategic Investor Group shall be determined or measured (x) without duplication, by reference to the relevant Person and its Permitted Transferees (excluding, in the case of a Strategic Investor, any Permitted Transferee of the kind described in clause (ii) of the definition thereof) and Permitted Designees as a group and (y) taking into account the effect of any Recapitalization Events and (iii) references to a Person or group owning a number of shares of Common Stock equal to at least a specified percentage of such Person’s or group’s Original Shares shall be deemed to refer to ownership of a number of shares of Common Stock without regard to class.

4.5 Legend.

(a) All certificates or book entries, as the case may be, representing the Equity Securities held by each Equityholder will bear a legend substantially in the following form:

The securities represented by this [certificate] [book entry] are subject to an Equityholders’ Agreement dated as of [          ], 200[  ] (a copy of which is on file with the Secretary of the Company). No transfer, sale, assignment, pledge, hypothecation or other disposition of the securities represented by this [certificate] [book entry] may be made except in accordance with the provisions of the Equityholders’ Agreement and (a) under a registration statement effective under the Securities Act of 1933, as amended, or (b) under an exemption from registration thereunder. The holder of the securities represented by this [certificate] [book entry], by acceptance of the securities, agrees to be bound by all of the provisions of the Equityholders’ Agreement.

(b) (i) On the sale of any Equity Securities to a person other than a Permitted Transferee under an effective registration statement under the Securities Act or under Rule 144 under the Securities Act or (ii) on and after the termination of this Agreement, the certificates or book entries representing those Equity Securities will be replaced, at the expense of the Company, with certificates or book entries not bearing the applicable legends required by this Section 4.5, except that the Company may condition the replacement of certificates or book entries under clause (i) on the receipt of an opinion of securities counsel reasonably satisfactory to the Company.

4.6 Notices.

(a) All notices and other communications required or permitted under this Agreement will be in writing and will be deemed effectively given:

(i) when personally delivered to the party to be notified;

(ii) when sent by confirmed facsimile if sent during normal business hours of the recipient or, if not, then on the next Business Day, as long as a copy of the notice is also sent via nationally recognized overnight courier, specifying next day delivery, with written verification of receipt;

(iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or

(iv) one Business Day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

(b) Any notice or other communication that is to be sent by or delivered to the Strategic Investor Group under this Agreement will be sent by or delivered to the Strategic Investor Representative. In addition, in order to facilitate the administration of this Agreement, if any of Eagle River, Sprint or Intel Transfers any of its Equity Securities to a Permitted Transferee, or causes any Equity Securities to be issued to a Permitted Designee, such Equityholder will, by notice to the Company and the other Equityholders, designate a single entity (which must be one of its Controlled Affiliates) to send and receive all notices and other communications under this Agreement that are to be sent to or delivered by such Equityholder, and to exercise all of such Equityholder’s rights hereunder.

(c) All communications will be sent to the party’s address as set forth below or at another address that the party has furnished to each other party in writing in accordance with this provision:

If to the Company:

NEWCO CORPORATION
4400 Carillon Point
Kirkland, Washington 98033
Attention: Vice-President Corporate Development
Facsimile No.: (425) 216-7766

with copies (which will not constitute notice) to:

NEWCO CORPORATION
4400 Carillon Point
Kirkland, Washington 98033
Attention: General Counsel
Facsimile No.: (425) 216-7766

Kirkland & Ellis LLP
Citigroup Center
153 East 53rd Street
New York, New York 10022
Attention: Joshua N. Korff
Facsimile No.: (212) 446-6460

Davis Wright Tremaine LLP
1201 Third Avenue, Suite 2200
Seattle, Washington 98101
Attention: Sarah English Tune
Facsimile No.: (206) 757-7161

If to Sprint:

Sprint Nextel Corporation
2001 Edmund Halley Drive
Reston, Virginia 20191
Attention: Senior Vice President Corporate Development and Spectrum
Facsimile No.: (703) 433-4406

with copies to (which will not constitute notice) to:

Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
Attention: Corporate Secretary
Facsimile No.: (913) 523-9797

King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309
Attention: Michael J. Egan
Facsimile No.: (404) 572-5100

If to Eagle River:

Eagle River
2300 Carillon Point
Kirkland, WA 98033
Attention: Chief Executive Officer
Facsimile No: (425) 828-8061

If to the Strategic Investors:

with a copy (which will not constitute notice) to:

If to Intel:

Intel Corporation
2200 Mission College Blvd., MS RN6-65
Santa Clara, California 95054-1549
Attention: President, Intel Capital
Facsimile No.: (408) 765-8871

Intel Corporation
2200 Mission College Blvd., MS RN6-59
Santa Clara, California 95054-1549
Attention: Intel Capital Portfolio Manager
Facsimile No.: (408) 765-6038

Intel Corporation
2200 Mission College Blvd., MS RN4-151
Santa Clara, California 95054-1549
Attention: Intel Capital Group General Counsel
Facsimile No.: (408) 653-9098

Intel Corporation
2200 Mission College Blvd., MS RN5-125
Santa Clara, California 95054-1549
Attention: Director, U.S. Tax and Trade
Facsimile No.: (408) 765-1733

with copies (which will not constitute notice) to:

Gibson, Dunn & Crutcher LLP
1881 Page Mill Road
Palo Alto, California 94304
Attention: Gregory T. Davidson
Facsimile No.: (650) 849-5050

Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, California 90071-3197
Attention: Paul S. Issler
Facsimile No.: (213) 229-6763

4.7 Confidentiality.

(a) Each Equityholder agrees that Confidential Information has been and may in the future be made available in connection with such Equityholder’s investment in the Company. Each Equityholder acknowledges and agrees that it shall not disclose any Confidential Information to any Person or use any Confidential Information, except that Confidential Information (x) may be used solely in connection with the Equityholder’s investment in the Company and the LLC and not in connection with any of its other business operations and (y) may be disclosed:

(i) to such Equityholder’s Representatives in the normal course of the performance of their duties,

(ii) to the extent required by Law, rule or regulation (including complying with any oral or written questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process to which an Equityholder is subject, provided that such Equityholder agrees to give the Company prompt notice of such request(s), to the extent practicable, so that the Company may seek an appropriate protective order or similar relief (and the Equityholder shall cooperate with such efforts by the Company, and shall in any event make only the minimum disclosure required by such Law, rule or regulation)),

(iii) to any Person with whom such Equityholder is contemplating a financing transaction or to whom such Equityholder is contemplating a Transfer of its Equity Securities, provided that such Transfer would not be in violation of the provisions of this Agreement and such potential transferee is advised of the confidential nature of such information and agrees to be bound by a confidentiality agreement consistent with the provisions hereof,

(iv) to any regulatory authority or rating agency to which such Equityholder or any of its Affiliates is subject or with which it has regular dealings, as long as such authority or agency is advised of the confidential nature of such information,

(v) to the extent related to the tax treatment and tax structure of the transactions contemplated by this Agreement (including all materials of any kind, such as opinions or other tax analyses that the Company, its Affiliates or its Representatives have provided to such Equityholder relating to such tax treatment and tax structure), provided that the foregoing does not constitute an authorization to disclose the identity of any existing or future party to the transactions contemplated by this Agreement or their Affiliates or Representatives, or, except to the extent relating to such tax structure or tax treatment, any specific pricing terms or commercial or financial information,

(vi) in the case of the Strategic Investor Representative or any member of the Strategic Investor Group, to any other member of the Strategic Investor Group, or

(vii) if the prior written consent of the Board shall have been obtained.

(b) Nothing contained herein shall prevent the use (subject, to the extent possible, to a protective order) of Confidential Information in connection with the assertion or defense of any claim by or against the Company or any of its Subsidiaries or any Equityholder.

(c) “Confidential Information” means any information concerning the Company or any Persons that are or become its Subsidiaries or the financial condition, business, operations or prospects of the Company or any such Persons in the possession of or furnished to any Equityholder under this Agreement, provided that the term “Confidential Information” does not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by an Equityholder or its affiliates, directors, officers, employees, stockholders, members, partners, agents, counsel, auditors, investment advisers or other representatives (all such persons being collectively referred to as “Representatives”) in violation of this Agreement, (ii) was available to such Equityholder on a non-confidential basis prior to its disclosure to such Equityholder or its Representatives by the Company, (iii) becomes available to such Equityholder on a non-confidential basis from a source other than the Company after the disclosure of such information to such Equityholder or its Representatives by the Company, which source is (at the time of receipt of the relevant information) not, to the best of such Equityholder’s knowledge, bound by a confidentiality agreement with (or other confidentiality obligation to) the Company or another Person, (iv) is independently developed by such Equityholder without violating any confidentiality agreement with, or other obligation of secrecy to, the Company or (v) is received by an Equityholder under or in connection with other commercial contracts, agreements or arrangements with the Company (which information shall be governed by the terms of those contracts, agreements or arrangements).

4.8 Accounting Policies.   If Sprint is required at any point to consolidate with the Company and the LLC for accounting purposes, subject to Law and the fiduciary duties of the Board, the accounting policies of the Company and the LLC will be consistent with the accounting policies of Sprint as long as the policies comply with GAAP in the reasonable opinion of the Company.

4.9 Strategic Investor Representative; Strategic Investor Agreement.

(a) Each Strategic Investor hereby acknowledges that the Strategic Investor Representative is authorized to take all actions that are designated herein to be performed by the Strategic Investor Group, as a group, and to do or refrain from doing all further acts and things, and to execute all documents, as the Strategic Investor Representative deems necessary or appropriate in furtherance of any of the foregoing, including:

(i) to receive and deliver all notices, communications and deliveries on behalf of the Strategic Investor Group under this Agreement;

(ii) to provide consent, on behalf of the Strategic Investor Group, for any matter that requires the consent of the Strategic Investor Group under this Agreement; and

(iii) to exercise any right or election on behalf of the Strategic Investor Group under this Agreement.

(b) The Company and each Equityholder (other than the Strategic Investors) may conclusively and absolutely rely, without inquiry, on any actions of the Strategic Investor Representative authorized under this Agreement as the acts of the Strategic Investor Group in all matters referred to in this Agreement.

(c) Each of the Strategic Investors hereby expressly acknowledges and agrees that the Strategic Investor Representative is authorized to act on behalf of the Strategic Investor Group notwithstanding any dispute or disagreement among the Strategic Investors, and that the Company and any Equityholder (other than the Strategic Investors) is entitled to rely on any and all action by the Strategic Investor Representative specifically authorized under this Agreement without liability to, or obligation to inquire of, any of the Strategic Investors. The Strategic Investor Representative may, at any time upon notice to the Company and the other Equityholders (upon which notice the Company and the other Equityholders will be entitled to rely), appoint a substitute or replacement Strategic Investor Representative.

(d) Without in any way limiting the rights of the Company and the Equityholders (other than the Strategic Investors), under this Section 4.9 or otherwise, to rely on any and all action by the Strategic Investor Representative pursuant to this Agreement, each Strategic Investor expressly acknowledges and agrees that the appointment of the Strategic Investor Representative pursuant to Section 4.9(a) above, and all of the rights, obligations, power and authority of the Strategic Investor under this Agreement, are subject in all respects to the Strategic Investor Agreement.

(e) The Strategic Investor Representative will deliver to each other party hereto a copy of any amendment to the Strategic Investor Agreement with reasonable promptness following the execution of any such amendment.

4.10 No Joint and Several Liability of the Equityholders.  The Company and each Equityholder acknowledge and agree that under no circumstances will any Equityholder be held jointly or severally liable for the breach of any provision of this Agreement by any other Equityholder or the Strategic Investor Representative (it being understood that this Section 4.10 shall not otherwise limit the liability of any Equityholder for its own breaches of this Agreement); provided that, in the event of any breach of this Agreement by the Strategic Investor Representative (acting in its capacity as such), each Strategic Investor shall be severally liable for a portion of any liability, loss, cost, damage or expense (including attorneys’ fees) arising from or in connection with such breach that is equal to such Strategic Investor’s Percentage Interest divided by the aggregate Percentage Interest of the Strategic Investor Group.

4.11 Further Assurances.  At any time or from time to time after the Effective Date, the parties will cooperate with each other as may be reasonably requested, and at the request of any other party, will execute and deliver any further instruments or documents and, to the fullest extent permitted by Law, will take all further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated by this Agreement and to otherwise carry out the agreements and the intent of the parties under this Agreement.

4.12 Entire Agreement.  Except as otherwise expressly set forth in this Agreement, this Agreement, together with the other Transaction Documents (and, as among the Strategic Investors only, the Strategic Investor Agreement), embodies the complete agreement and understanding among the parties to this Agreement with respect to the subject matter of this Agreement and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter of this Agreement in any way.

4.13 Enabling Clause.  The Company will cause the Charter, the Bylaws and the Operating Agreement to give effect to the terms and provisions contained in this Agreement to the extent permitted by Law. Each of the parties will vote its Voting Securities and take any other action reasonably requested by the Company or any Equityholder to amend the Charter, the Bylaws and the Operating Agreement so as to give full effect to and to avoid any conflict with the provisions of this Agreement, all to the extent permitted by Law.

4.14 Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, will impair any right, power or remedy of any non-breaching and non-defaulting party, nor will it be construed to be a waiver of any breach, default or noncompliance, or any acquiescence in it, or of or in any similar breach, default or noncompliance later occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party to this Agreement of any breach, default or noncompliance under this Agreement or any waiver on that party’s part of any provisions or conditions of this Agreement, must be in writing and will be effective only to the extent specifically set forth in that writing and to the extent permitted under this Agreement. No waiver of any default with respect to any provision, condition or requirement of this Agreement will be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof. All remedies, either under this Agreement, by Law, or otherwise afforded to any party, will be cumulative and not alternative.

4.15 Governing Law; Jurisdiction; Waiver of Jury Trial.  This Agreement will be governed in all respects by the laws of the State of Delaware. No suit, action or proceeding with respect to this Agreement may be brought in any court or before any similar authority other than in a court of competent jurisdiction in the State of Delaware, and the parties to this Agreement submit to the exclusive jurisdiction of those courts for the purpose of a suit, proceeding or judgment. Each party to this Agreement irrevocably waives any right it may have had to bring an action in any other court, domestic or foreign, or before any similar domestic or foreign authority. Each of the parties to this Agreement irrevocably and unconditionally waives trial by jury in any legal action or proceeding (including any counterclaim) in relation to this Agreement.

4.16 Severability.  When possible, each provision of this Agreement will be interpreted so as to be effective and valid under Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Law in any jurisdiction, that invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in that jurisdiction as if the invalid, illegal or unenforceable provision had never been contained in this Agreement and the parties to this Agreement will use their Reasonable Best Efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by that provision.

4.17 Enforcement.  Each party to this Agreement acknowledges that money damages would not be an adequate remedy if any of the covenants or agreements in this Agreement, including Sections 2.13 and 2.14, are not performed in accordance with its terms. If a party seeks an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction to enjoin an alleged breach and enforce specifically the terms and provisions of this Agreement, including Sections 2.13 and 2.14, the other parties will not raise the defense of an adequate remedy at law.

4.18 No Recourse.  Except as provided in any Guaranty, neither the Company nor any Equityholder will whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Law, seek to hold liable under this Agreement or any documents or instruments delivered in connection with this Agreement, any current or future stockholder, director, officer, employee, general or limited partner or member of any Equityholder or of any Affiliate or assignee thereof. No current or future officer, agent or employee of any Equityholder or any current or future member of any Equityholder or any current or future stockholder, director, officer, employee, partner or member of any Equityholder or of any Affiliate or assignee thereof, will have any personal liability whatsoever for any obligation of any Equityholder under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of those obligations or their creation.

4.19 No Third Party Beneficiaries.  This Agreement is entered into solely for the benefit of the Equityholders, their respective Permitted Transferees, Permitted Designees and successors (whether by merger, operation of law or otherwise) and permitted assigns, and except that any current or former director or officer of the Company may enforce Section 2.1(j), no other Person may exercise any right or enforce any obligation under this Agreement.

4.20 Counterparts; Facsimile Signatures.  This Agreement may be executed in any number of counterparts, each of which will be an original, but all of which together will constitute one instrument. This Agreement may be executed by facsimile or pdf signature(s).

4.21 Interpretation.  Unless the context of this Agreement otherwise clearly requires,

(a) references to the plural include the singular, and references to the singular include the plural,

(b) the words “include,” “includes” and “including” do not limit the preceding terms or words and will be deemed to be followed by the words “without limitation,”

(c) the terms “day” and “days” mean and refer to calendar day(s), and

(d) the terms “year” and “years” mean and refer to calendar year(s).

Unless otherwise set forth in this Agreement, references in this Agreement to

(i) any document, instrument or agreement (including this Agreement)

(A) includes and incorporates all Schedules and Exhibits,

(B) includes all documents, instruments or agreements issued or executed in replacement of those documents, instruments or agreements, and

(C) means the document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and

(D) all Article, Section and Exhibit references in this Agreement are to Articles, Sections and Exhibits of this Agreement, unless otherwise specified. This Agreement will not be construed as if prepared by one of the parties, but rather according to its fair meaning as a whole, as if all parties had prepared it.

[Rest of page intentionally left blank]

IN WITNESS WHEREOF, the parties to this Agreement have executed this Equityholders’ Agreement as of the date set forth in the first paragraph hereof.

NEWCO CORPORATION

By:

Name: Title:

[SPRINT]

By:

Name: Title:

[EAGLE RIVER HOLDINGS, LLC]
By: Eagle River Inc., its Manager

By:

Name: Title:

[INTEL]

By:

Name: Title:

[COMCAST]

By:

Name: Title:

[GOOGLE INC.]

By:

Name: Title:

[TIME WARNER CABLE]

By:

Name: Title:

[BHN SPECTRUM INVESTMENTS, LLC]

By:

Name: Title:

[          ],
as the Strategic Investor Representative

By:

Name: Title:

Exhibit A

Definitions

As used in this Agreement, the following terms have the following meanings:

“2.5 GHz Spectrum” means any spectrum in the 2495-2690 MHz band authorized by the FCC under licenses for BRS or EBS.

“25% Transferee” is defined in Section 2.1(a)(vii).

“Adjustment Date” has the meaning set forth in the Transaction Agreement.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with that Person; provided that neither the Company nor any of its Subsidiaries shall be deemed to be an Affiliate of any Equityholder.

“Alternative New Securities” is defined in Section 3.5(c)(ii).

“Alternative Units” is defined in Section 3.5(c)(ii)

“Alternative Voting Securities” is defined in Section 3.5(c)(i).

“Ancillary Agreements” has the meaning set forth in the Transaction Agreement.

“Approval Equityholder” is defined in Section 2.7(e).

“Audit Committee” is defined in Section 2.3(a).

“Available Seats” means, at any time, (i) 13 less (ii) the number of Independent Designees at such time less (iii) one, if there is then a Eagle River Designee, less (iv) the number of Equityholder Designees (excluding the Eagle River Designee), if any, that were nominated by Equityholders other than the Equityholders whose Board nomination rights are being adjusted pursuant to Section 2.1 or Section 3.8 at such time.

“Bankruptcy” means, with respect to any Person,

(i) to apply for, consent to, or acquiesce in, the appointment of a trustee, receiver, sequestrator or other custodian for that Person or any property of that Person, or make a general assignment for the benefit of creditors;

(ii) in the absence of an application, consent or acquiescence, permit or suffer to exist the appointment of a trustee, receiver, sequestrator or other custodian for that Person or for a substantial part of the property of that Person;

(iii) to permit or suffer to exist the commencement of any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law, or any dissolution, winding up or liquidation proceeding, in respect of that Person; or

(iv) take any corporate or company action authorizing, or in furtherance of, any of the foregoing.

“beneficial owner” or “beneficially own” has the meaning given in Rule 13d-3 under the Exchange Act and a Person’s beneficial ownership of securities of any Person will be calculated in accordance with the provisions of that Rule, except that for purposes of determining beneficial ownership, no Person will be deemed to beneficially own any security solely as a result of that Person’s execution of this Agreement or the Operating Agreement.

“BHN” is defined in the preamble.

“BHN Observer” is defined in Section 2.1(a)(iv)(C).

“BHN Original Shares” means the number of shares of Common Stock acquired by BHN on the Effective Date pursuant to Section 4.1 of the Transaction Agreement, subject to adjustment (i) as set forth in Section 4.3 of the Transaction Agreement and (ii) for Recapitalization Events.

“Board” means the Board of Directors of the Company.

“BRS” means Broadband Radio Service, a radio service licensed by the FCC under Part 27 of Title 47 of the Code of Federal Regulations, as amended and interpreted by the FCC, which can be used to provide fixed and mobile wireless services.

“Business Day” means any day that is not a Saturday, a Sunday or other day that banks are required or authorized by Law to be closed in New York City.

“Business Purpose of the Company” means

(i) holding a membership interest in the LLC,

(ii) serving as Managing Member of the LLC under the LLC Agreement,

(iii) in its capacity as Managing Member of the LLC, causing the LLC to

(A) develop, own and operate a Wireless Broadband Network utilizing 2.5 GHz Spectrum, and other spectrum that is used in an ancillary manner to such 2.5 GHz Spectrum, primarily within the United States,

(B) develop, own and operate comparable networks using wireless broadband technology outside the United States as necessary to maintain the assets and operations outside the United States in existence as of the date hereof, and

(C) market, promote and sell all types and categories of wireless communications services and associated products (whether now existing or developed and implemented in the future), including services and products that are (x) designed as products and services to be offered as the products and services of the Wireless Broadband Network or (y) bundled with or complementary to the products and services of the Wireless Broadband Network,

(iv) engaging in such other business activities as may be approved by the Board from time to time, and

(v) conducting activities incidental to the activities described in clauses (i) through (iv) above.

“Bylaws” means the Bylaws of the Company as in effect on the Effective Date, as they may be amended, supplemented or otherwise modified from time to time in accordance with their terms, the terms of the Charter and the terms of this Agreement.

“Change of Control” means, with respect to any Person, any of the following events:

(i) the sale of more than a majority (or in the case of the Company or the LLC, the Specified Percentage) of the consolidated assets of that Person and its Subsidiaries;

(ii) any merger, consolidation, share exchange, recapitalization, sale, issuance, disposition, transfer of capital stock or other transaction, in each case in which any Person or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (other than, in the case of the Company or the LLC, Sprint, Intel, the Strategic Investors and their respective Permitted Transferees and Permitted Designees, singly or in a group) acquires beneficial ownership of more than a majority (or, in the case of the Company or the LLC, the Specified Percentage) of either

(A) the then-outstanding shares of that Person’s common stock or equivalent securities (determined on an as-converted basis), or

(B) the combined voting power of the then-outstanding voting securities of that Person entitled to vote generally in the election of directors; or

(iii) during any period of 24 consecutive months, a majority of the members of the board of directors or other equivalent governing body of such Person cease to be composed of individuals (A) who were members of that board or equivalent governing body on the first day of such period, (B) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (A) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (C) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (A) and (B) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body; provided, however, that, in the case of the Company, a member of the Board who differs from the individual who was a member of the Board on the first day of the applicable period will be deemed to have been a member on the first day of the applicable period if such member was nominated or otherwise designated by the same Equityholder as appointed the original member in accordance with Section 2.1.

“Charter” means the Restated Certificate of Incorporation of the Company, as in effect on the Effective Date and as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms and the terms of this Agreement.

“Class A Common Stock” means Class A common stock, par value $0.0001 per share, of the Company, which is entitled to the voting and other rights described in the Charter.

“Class B Common Stock” means Class B common stock, par value $0.0001 per share, of the Company, which is entitled to the voting and other rights described in the Charter.

“Clearwire” is defined in the recitals.

“Clearwire Sub LLC” is defined in the recitals.

“Closing” has the meaning set forth in the Transaction Agreement.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Comcast” is defined in the preamble.

“Common Stock” means any and all classes of the Company’s common stock as authorized pursuant to the Charter, including the Class A Common Stock and the Class B Common Stock.

“Company” is defined in the preamble.

“Compensation Committee” is defined in Section 2.3(c).

“Compliance Certificate” is defined in Section 2.13(b).

“Compliance Notice” is defined in Section 2.13(a).

“Confidential Information” is defined in Section 4.7(c).

“Consenting Equityholder” is defined in Section 2.7(c).

“Control” (including the correlative terms “Controlling”, ‘Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Controlled Affiliate” of an Equityholder means

(i) each direct or indirect Subsidiary of that Equityholder and of that

Equityholder’s Parent,

(ii) any Affiliate of the Equityholder that the Equityholder (or its Parent) can directly or indirectly unilaterally cause to take or refrain from taking any of the actions required, prohibited or otherwise restricted by this Agreement; and

(iii) such Equityholder’s Parent.

provided that neither the Company nor any of it Subsidiaries will be deemed to be a Controlled Affiliate of any Equityholder.

“Director” means any member of the Board.

“Eagle River” is defined in the preamble.

“Eagle River Designee” is defined in Section 2.1(a)(ii).

“Eagle River Observer” is defined in Section 2.1(a)(ii)(B).

“Eagle River Original Shares” means 38,557,957 shares of Common Stock, as adjusted for Recapitalization Events.

“EBS” means Educational Broadband Service, a fixed or mobile service, the licensees of which are educational institutions or non-profit educational organizations, and intended primarily for video, data, or voice transmissions of instructional, cultural, and other types of educational material licensed by the FCC under Part 27 of Title 47 of the Code of Federal Regulations, as amended and interpreted by the FCC.

“Effective Date” is defined in the preamble.

“Equity Securities” means any and all shares of common stock of the Company and any securities issued in respect thereof, including

(i) Common Stock,

(ii) securities of the Company convertible into, or exchangeable for, shares of Common Stock, and options, warrants or other rights to acquire shares of Common Stock; and

(iii) any securities issued in substitution for the securities described in clauses (i) and (ii) above in connection with any Recapitalization Event.

“Equityholder” has the meaning set forth in the recitals; provided that, for purposes of Sections 2.1(b), 2.1(g), 2.1(h) and 2.3(d) only, the term “Equityholder”, when used in reference to a Strategic Investor, will be deemed to refer to the Strategic Investor Group.

“Equityholder Designees” means, collectively, the Director(s), including the Investor Independent Designee, that each Equityholder is entitled to nominate pursuant to Section 2.1(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Transfer” is defined in Section 3.3(g).

“Existing Intel Shares” means the shares of Class A Common Stock issued to Intel in the Merger (and any securities issued with respect to such shares in all subsequent Recapitalization Events).

“GAAP” means generally accepted accounting principles, as in effect in the United States of America from time to time.

“Google” is defined in the preamble.

“Guaranty” means the Parent Agreement attached to this Agreement as Exhibit G.

“Hedging Transactions” means engaging in short sales, zero cost collars, equity swaps, prepaid variable forward contracts, or the purchase and sale of puts and calls or other derivative securities, so long as (i) the applicable Equityholder retains beneficial ownership of the Equity Securities underlying such Hedging Transactions within the meaning of Rule 13d-3 of the Exchange Act and (ii) such Hedging Transactions are not permitted to be settled in securities, and are settled solely in cash.

“Holding Company Transfer” is defined in Section 3.12.

“Incentive Plan” means any equity incentive or similar plan or agreement under which the Company may issue shares of Class A Common Stock or other Equity Securities to existing and former directors, officers, employees and other Persons providing services to the Company and its Subsidiaries from time to time.

“Indebtedness” of the Company or any of its Subsidiaries means, without duplication, (a) all obligations for borrowed money (whether by loan, the issuance and sale of debt securities or the sale of property to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property from such Person), (b) all obligations evidenced by bonds, debentures, notes or similar instruments, (c) all obligations under conditional sale or other title retention agreements relating to property acquired by the Company or any of its Subsidiaries, (d) all obligations in respect of the deferred purchase price of property or services (excluding accounts payable incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien on property owned or acquired by the Company or any of its Subsidiaries, whether or not the Indebtedness secured thereby has been assumed, (f) all guarantees by the Company or any Subsidiary of Indebtedness of others, (g) all capital lease obligations, (h) all obligations, contingent or otherwise, as an account party in respect of letters of credit and letters of guaranty, (i) all obligations, contingent or otherwise, in respect of bankers’ acceptances and (j) any other obligation, the incurrence of which is subject to restriction under any Sprint Senior Debt Agreement. However, Indebtedness does not include a draw-down on a revolving line of credit that has been the subject of a Revolver Quarterly Notice unless the Company intends to draw an amount on such line of credit in excess of the amount set forth in such Revolver Quarterly Notice.

“Independent Designee” is defined in Section 2.1(a).

“Independent Director” means an “independent director” as that term is used in the listing rules or requirements of NASDAQ or any other listing rules or requirements, if applicable, and any rules or requirements under Law.

“Initial Independent Designee” is defined in Section 2.1(a).

“Initiating Equityholder” is defined in Section 3.8(a).

“Intel” is defined in the preamble.

“Intel Agreement” has the meaning set forth in the Transaction Agreement.

“Intel Designee” is defined in Section 2.1(a).

“Intel Observer” is defined in Section 2.1(a)(iii)(C).

“Intel Original Shares” means the number of shares of Common Stock acquired by Intel on the Effective Date pursuant to Section 4.1 of the Transaction Agreement, subject to adjustment (i) as set forth in Section 4.3 of the Transaction Agreement and (ii) for Recapitalization Events.

“Intel Restricted Entity” means any of the following (including any Controlled Affiliate of the following and any successor (whether by merger, operation of law or otherwise) to any of the following or any of their respective Controlled Affiliates): Vodafone Group, NTT DoCoMo, Inc., AT&T Inc., Verizon Communications Inc. and Verizon Wireless.

“Interest Notice” is defined in Section 3.3(a).

“Investor Independent Designee” is defined in Section 2.1(a)(v).

“Investor Securities Holding Company” means any entity (other than the Company or any of its Subsidiaries) that (i) is taxable as a corporation for U.S. federal income tax purposes, (ii) holds no material assets other than an equal number of Units and shares of Class B Common Stock, (iii) at all times since its existence has held no material assets other than assets transferred to or from the LLC (and earnings thereon) and an equal number of (A) Units and (B) either (1) shares of Class B Common Stock or (2) Voting Units (as defined in the Operating Agreement), and (iv) has conducted no business or other activities other than those related to its ownership of such Units and Class B Common Stock.

“Law” means any applicable foreign or domestic, federal, state or local, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or requirement of any Governmental Authority or any arbitration tribunal. For the purposes of this definition, “Governmental Authority” means any (i) nation, state, county, city, town, village, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, or other government; (iii) governmental or quasi-governmental authority of any nature; or (iv) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing power or authority of any nature.

“LLC” is defined in the recitals.

“Merger” is defined in the recitals.

“NASDAQ” means The NASDAQ Stock Market, LLC or other stock exchange or securities market on which the Common Stock is at any time listed or quoted.

“New Securities” is defined in Section 3.5(f).

“New Securities Notice Period” is defined in Section 3.5(b).

“Nominating Equityholder” is defined in Section 2.1(a)(x).

“Non-Equityholder Transferee” is defined in Section 3.1(a).

“Non-Initiating Equityholder” is defined in Section 3.8(a).

“Non-Preemptive Rights Securities” is defined in Section 3.7(c)(iv).

“Non-Qualifying Equityholder” is defined in Section 2.9(c).

“Non-Selling Equityholder” is defined in Section 3.3(a).

“Notice of Issuance” is defined in Section 3.5(b).

“Observer” is defined in Section 2.1(a)(iv)(D).

“Observer Restrictions” is defined in Section 2.1(a)(xii).

“Observer Rights” is defined in Section 2.1(a)(xii).

“Open Market Transfer” means a Transfer that is made in accordance with Rule 144 under the Act or in a public offering registered under the Securities Act.

“Operating Agreement” means the Amended and Restated Operating Agreement of the LLC, dated as of [          ], 2008, as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms and the terms of this Agreement.

“Original Operating Agreement” means the Operating Agreement of the LLC, dated as of [          ], 2008.

“Original Shares” means, as applicable, any or all of the Sprint Original Shares, the Strategic Investor Original Shares, the Intel Original Shares, the Eagle River Original Shares or the BHN Original Shares.

“Other Business Activities” means business activities of the Company that are (a) approved by the Board in accordance with Section 2.6(b)(iii) and (b) not conducted by or through the LLC or its Subsidiaries.

“Other Sprint Debt Agreement” is defined in Section 2.13(i).

“Par Value” means, with respect to shares of Class A Common Stock and Class B Common Stock, $0.0001 per share, as adjusted for Recapitalization Events.

“Parent” means, with respect to Sprint, [     ]; with respect to Intel, [     ]; with respect to Comcast, [     ]; with respect to Google, [Google]; with respect to TWC, [     ]; and with respect to BHN, [Advance/Newhouse Partnership or, except for purposes of Section 4.1, Bright House Networks, LLC]; and, in each case, any successor (whether by merger, operation of law or otherwise) thereto; provided that if any

Equityholder effects a Spin-Off Transaction, following such Spin-Off Transaction the Parent of the Person owning the Equity Securities and Units that have been spun off will be deemed to be the Spin-Off Entity.

“Percentage Interest” means, at the time of determination with respect to any Person, the voting power represented by the Voting Securities then collectively held by that Person and its Permitted Transferees and Permitted Designees (or, in the case of a Person that is not an Equityholder, its Affiliates) as a percentage of the voting power attributable to all Voting Securities then outstanding; provided that the Percentage Interest of Intel will be calculated as though Intel did not hold any Existing Intel Shares (i.e., the Existing Intel Shares will be counted in the denominator, but not in the numerator, in any calculation of Intel’s Percentage Interest); and provided, further, that any Equity Securities issued by Clearwire under Section 10.1(b)(iv)(E), (F), (H) or (I) of the Transaction Agreement or in connection with the transactions described in Items 2, 3, 4 and 8 of Section 6.13(c)(ii) or Item 4 of Section 10.1(b)(iv) of the Clearwire Disclosure Schedules (as defined in the Transaction Agreement), including those issued upon exercise, conversion or exchange of such Equity Securities will be deemed not to be outstanding for the purpose of calculating an Equityholder’s Percentage Interest.

“Permitted Designee” means, with respect to any Equityholder, any direct or indirect wholly-owned Subsidiary of the Parent of such Equityholder.

“Permitted Transferee” means, (i) with respect to any Equityholder, the Parent of such Equityholder or a direct or indirect wholly-owned Subsidiary of the Parent of such Equityholder, (ii) in the case of any Equityholder that is a member of the Strategic Investor Group, another member of the Strategic Investor Group and (iii) in the case of Eagle River, any of the members of Eagle River. Notwithstanding the foregoing, a Permitted Transferee of the Spinning Entity or any of its direct or indirect wholly-owned Subsidiaries will not cease to qualify as a Permitted Transferee as a result of a Spin-Off Transaction for so long as such Permitted Transferee remains a direct or indirect wholly-owned Subsidiary of the Spin-Off Entity.

“Person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, estate, unincorporated organization, government or any agency or political subdivisions thereof.

“Preemptive Right Pro Rata Share” is defined in Section 3.5(a).

“Principal Equityholder” means, at any given time, whichever of Sprint, the Strategic Investor Group or Intel holds the largest Percentage Interest; provided that in no event shall any Equityholder be deemed the Principal Equityholder if it (together with its Permitted Transferees and Permitted Designees) holds a Percentage Interest of less than 26%.

“Proposed Transferee” is defined in Section 3.4(a).

“Public Offering” means an underwritten public offering of securities of the Company under an effective registration statement under the Securities Act or the sale of securities of the Company on a bought-deal basis to a broker-dealer who intends to distribute the acquired securities.

“Public Offering Notice” is defined in Section 3.5(d)(i).

“Qualifying Purchase” is defined in Section 3.7(b)(ii).

“Qualifying Purchase Notice” is defined in Section 3.8(a).

“Qualifying Purchase Securities” is defined in Section 3.8(a).

“Reasonable Best Efforts” means the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously and as reasonably as possible.

“Recapitalization Event” means a stock split, reverse stock split, combination, reclassification, recapitalization, stock dividend or similar transaction.

“Registered” means a registration effected by preparing and filing a registration statement in compliance with the Securities Act (and any post-effective amendments filed or required to be filed) and the declaration or ordering of effectiveness of that registration statement.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of          , 2008, among the Company and each of the Equityholders, as amended from time to time.

“Related Party Transaction” means any transaction between the Company or any of its Controlled Affiliates, on the one hand, and any Equityholder, any Affiliate of an Equityholder, or any director, officer, employee or “associate” (as defined in Rule 12b-2 promulgated under the Exchange Act) of the Company, an Equityholder or any Affiliate of an Equityholder, on the other hand.

“Representative” is defined in Section 4.7(c).

“Response Notice” is defined in Section 3.3(b).

“Restricted Entity” means, collectively, the Intel Restricted Entities, the Strategic Investor Restricted Entities and the Sprint Restricted Entities.

“Revolver” is defined in Section 2.13(a).

“Revolver Quarterly Notice” is define in Section 2.13(a).

“Sale Securities” is defined in Section 3.4(a).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Holding Company” means any Investor Securities Holding Company or a Sprint Securities Holding Company.

“Securities Holding Company Stockholder” is defined in Section 3.12(a).

“Selling Equityholder” is defined in Section 3.3(a).

“Simple Majority” means a majority of the Directors (or relevant group of Directors) (i) present at a meeting that has been duly called and at which a quorum was present at the time any matter is being voted on or (ii) to the extent permissible under applicable Law, acting by written consent.

“Specified Percentage” means a percentage equal to 50% of the Percentage Interest of Sprint as of the Adjustment Date.

“Spinning Entity” is defined in the definition of “Spin-Off Transaction.”

“Spin-Off Entity” is defined in the definition of “Spin-Off Transaction.”

“Spin-Off Transaction” means any pro rata transfer by a Parent (such Parent, a “Spinning Entity”) to its stockholders in a spin-off or similar transaction of all of the capital stock of a Permitted Transferee of such Spinning Entity owning directly or indirectly all of the Equity Securities and Units beneficially owned by such Spinning Entity and its Affiliates (the “Spin-Off Entity”) that qualifies as a tax-free spin-off under Section 355(c) of the Code; provided that in order to be treated as a Spin-Off Transaction the Spin-Off Entity must,

(a) if the Parent of Sprint is the Spinning Entity, also own directly or indirectly all or substantially all of the wireless, voice and data services business conducted by Sprint and its Controlled Affiliates using CDMA technology over 1.9 GHz PCS spectrum (or successor operational or functional equivalent),

(b) if the Parent of Comcast, TWC or BHN is the Spinning Entity, also own directly or indirectly all or substantially all of its and its Controlled Affiliates’ cable division or business (or successor or operational or functional equivalent),

(c) if the Parent of Intel is the Spinning Entity, also own directly or indirectly all or substantially all of the business comprising the mobility group of Intel and its Controlled Affiliates as of the date of the Transaction Agreement (or successor or operational or functional equivalent), or

(d) if the Parent of Google is the Spinning Entity, also own directly or indirectly all or substantially all of its and its Controlled Affiliates’ search division or business (or successor or operational or functional equivalent).

“Sprint” is defined in the preamble.

“Sprint Adverse Change of Control” means (i) the acquisition of or beneficial ownership by a Restricted Entity, in each case on or after the date of the Transaction Agreement, of securities representing 50% or more of the votes entitled to be cast in the election of directors of Sprint or (ii) at any time prior to the later of (x) two years following the date on which Sprint files a petition for reorganization under the Bankruptcy Code and (y) the date upon which (1) an order is entered in any bankruptcy reorganization case of Sprint that confirms a plan or reorganization or liquidation or (2) Sprint files a Chapter 7 liquidation case under the Bankruptcy Code, a majority of the Sprint Designees cease to be individuals who (A) were Sprint Designees prior to such Bankruptcy, (B) are then current or former employees of Sprint or any of its Controlled Affiliates or (C) were directors of Sprint or any of its Controlled Affiliates immediately prior to the Bankruptcy.

“Sprint Affiliate Management Agreement” means an agreement entered into between Sprint or its Affiliates and another Person for the purpose of engaging the other Person to both (i) manage portions of a CDMA mobile wireless communications network using the Person’s own network equipment and (ii) sell mobile wireless communications services as the agent of Sprint under the Sprint designated brand.

“Sprint Contribution” is defined in the recitals.

“Sprint Designee” is defined in Section 2.1(a).

“Sprint HoldCo LLC” is defined in the recitals.

“Sprint Original Shares” means the number of shares of Common Stock acquired by Sprint on the Effective Date in connection with the transactions contemplated by the Transaction Agreement, as adjusted for Recapitalization Events.

“Sprint Restricted Entity” means any of the following (including any Controlled Affiliate of the following and any successor (whether by merger, operation of law or otherwise) to any of the following or any of their Controlled Affiliates): AT&T Inc., Verizon Communications Inc., and Verizon Wireless.

“Sprint Securities Holding Company” means any entity (other than the Company or any of its Subsidiaries) that (i) is taxable as a corporation for U.S. federal income tax purposes, (ii) holds no material assets other than an equal number of Units and shares of Class B Common Stock, (iii) at all times since its existence has held no material assets other than interests in Sprint, assets transferred to or from the LLC (and earnings thereon), and an equal number of Units and shares of Class B Common Stock and (iv) has conducted no business or other activities other than those related to its ownership of such Units and shares of Class B Common Stock and interests in Sprint.

“Sprint Senior Debt Agreements” means, collectively, (i) the Credit Agreement dated as of December 19, 2005, as amended, among Sprint Nextel Corporation, Nextel Communications, Inc., Sprint Capital Corporation, the banks and other financial institutions and lenders that are parties thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (or any successor agreement), (ii) the Indenture dated as of October 1, 1998 among Sprint Capital Corporation, Sprint Corporation and Bank One, NA, as trustee, together with all supplements thereto (or any successor agreement), (iii) the Credit Agreement dated as of March 23, 2007 between Sprint Nextel Corporation and Export Development Canada (or any successor agreement) and (iv) any other similar instrument (or series of related instruments) evidencing or governing indebtedness for money borrowed or guarantees of Sprint or any of its Subsidiaries in an amount equal to or greater than $100,000,000 (or any successor instrument); provided that (x) any indebtedness borrowed or issued pursuant to a “base” indenture or credit agreement with multiple facilities, series or tranches shall be aggregated for purposes of this calculation, and (y) the amount of indebtedness for purposes of this calculation under any revolving facility shall be the maximum amount available to be borrowed under such facility.

“Sprint Sub LLC” is defined in the recitals.

“Standstill Equityholders” is defined in Section 3.7(d)(ii).

“Standstill Period” is defined in Section 3.7(d)(i).

“Strategic Investor” is defined in the preamble.

“Strategic Investor Agreement” means that certain Strategic Investor Agreement entered into among the Strategic Investors as of the date hereof, as amended from time to time.

“Strategic Investor Designee” is defined in Section 2.1(a).

“Strategic Investor Group” means, collectively, (i) each Strategic Investor and (ii) each Permitted Transferee and Permitted Designee of a Strategic Investor.

“Strategic Investor Observer” is defined in Section 2.1(a)(iv)(D).

“Strategic Investor Original Shares” means the number of shares of Common Stock acquired by the Strategic Investor Group on the Effective Date in connection with the transactions contemplated by the Transaction Agreement, subject to adjustment (i) as set forth in Section 4.3 of the Transaction Agreement, and (ii) for Recapitalization Events.

“Strategic Investor Representative” means          , who was appointed by the Strategic Investor Group pursuant to the Strategic Investor Agreement to take all actions designated herein to be performed by the Strategic Investor Group, as a group, in accordance with the terms set forth in the Strategic Investor Agreement.

“Strategic Investor Restricted Entity” means any of the following (including any Controlled Affiliate of the following and any successor (whether by merger, operation of law or otherwise) to any of the following or any of their Controlled Affiliates): AT&T Inc., Verizon Communications Inc., Verizon Wireless, DirectTV, Inc., Echostar Communications Corporation and Microsoft Corporation.

“Subject Stock” is defined in Section 3.3(a).

“Subsidiary” means, with respect to any entity,

(i) any corporation of which a majority of the securities entitled to vote generally in the election of directors thereof, at the time as of which any determination is being made, are owned by such entity, either directly or indirectly, and

(ii) any joint venture, general or limited partnership, limited liability company or other legal entity in which such entity is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general partner or managing member.

“Tag-Along Equityholder” is defined in Section 3.4(a).

“Tag-Along Notice” is defined in Section 3.4(a).

“Tax” or “Taxes” means any federal, state, local, or foreign taxes, assessment, duties, fees, levies, imposts, deductions, or withholdings, including income, gross receipts, ad valorem, value added, excise, real or personal property, asset, sales, use, license, payroll, transaction, capital, net worth, franchise taxes, estimated, withholding, employment, social security, workers compensation, environmental, utility, severance, production, unemployment compensation, occupation, premium, windfall profits, transfer, gains, or other tax or governmental charge of any nature whatsoever, imposed by any taxing authority of any country, and any liabilities with respect thereto, including any penalties, additions to tax, fines or interest thereon and includes any liability for Taxes of another person by contract, as a transferee or successor, under Regulation Section 1.1502-6 or analogous state, local or foreign Law provision or otherwise.

“Transaction Agreement” is defined in the recitals.

“Transaction Documents” means this Agreement, the Transaction Agreement, the Operating Agreement, the Registration Rights Agreement, the Guaranty and the Ancillary Agreements.

“Transactions Committee” is defined in Section 2.3(d).

“Transfer” (including the terms “Transferring” and “Transferred”) means, directly or indirectly, in one transaction or a series of related transactions, to sell, transfer, assign, or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, or similar disposition of, any Equity Securities beneficially owned by a Person or any interest in any Equity Securities beneficially owned by a Person (including any arrangement to provide another Person the economic performance of all or any portion of such Equity Securities (including by means of any option, swap, forward or other contract or arrangement the value of which is linked in whole or in part to the value of such Equity Securities)); provided that a Transfer will not include (i) any Hedging Transaction or (ii) any pledge, encumbrance or hypothecation of any Equity Securities incurred or effected in connection with a financing transaction unless and until such Equity Securities are Transferred as a result of a foreclosure or similar action, so long as the following conditions are satisfied: (x) in connection with any such pledge, encumbrance or hypothecation, the applicable Equityholder will cause the pledgee or other lienor with respect to such Equity Securities to hold such Equity Securities subject to this Agreement (including, without limitation, Section 3.3 and Section 3.4) and (y) without limiting the generality of the foregoing, in the event of a foreclosure or similar action the pledgee or other lienor will be required to comply, and will comply, in all respects with this Agreement (including, without limitation, by giving the notices and taking the other actions required of a “Selling Equityholder” under Sections 3.3 and 3.4 prior to any Transfer of such Equity Securities). For the avoidance of doubt, each party hereto agrees that a Change of Control of a Parent, or sale or transfer of other securities of a Parent, will not be deemed a Transfer of Equity Securities hereunder.

“Transfer Entities” is defined in the recitals.

“Transferee” means any Person to whom any Equity Securities are Transferred.

“Transferor” means any Person that Transfers Equity Securities.

“TWC” is defined in the preamble.

“Unfilled Director Seat” is defined in Section 2.1(a)(x).

“Unit” means a limited liability company unit in the LLC.

“Voting Securities” means, at any time, any class of Equity Securities of the Company that are then entitled to vote generally in the election of Directors.

“WiMAX” means the IEEE 802.16e-2005 Wave 2 conforming technology standard, including future evolution thereof (as defined by the WiMAX Forum).

“WiMAX Forum” means the industry-led, non-profit corporation formed to promote and certify compatibility and interoperability of broadband wireless products using industry standard IEEE 802.16e-2005, including future evolutions thereof.

“Wireless Broadband Network” is defined in the recitals.

“Wireless Broadband Products and Services” means all types and categories of wireless communications services and associated products (whether now existing or developed and implemented in the future) that are designed as products and services to be offered as the products and services of the Wireless Broadband Network.

Exhibit B

Initial Directors and Officers of the Company

Exhibit C

Terms of D&O Insurance

The Company will maintain a minimum amount of total directors and officers liability insurance of $150 million. These limits will have a minimum of $50 million dedicated to Side A personal asset protection with drop down features. Coverage terms will be no less broad than what is currently contained in the existing Clearwire directors and officers liability insurance program. Carrier credit rating should be rated at A- or better. The securities retention should be no more than $2 million.

Exhibit D

Form of Compliance Certificate

Pursuant to Section 2.13(b) of the Equityholders’ Agreement, dated as of          , 2008 (the “Equityholders’ Agreement”), by and among          , the undersigned hereby certifies as follows:

1. The proposed Indebtedness or other action to be taken by the Company and its Subsidiaries as set forth in the [Compliance Notice/Revolver Quarterly Notice] attached to this Certificate as Exhibit A will not violate, cause a default or event of default under, or result in the imposition of a lien on any assets or property of the Company or any of its Subsidiaries under, any of the covenants under the Sprint Senior Debt Agreements (a correct and complete list of which is attached to this Certificate as Exhibit B).

2. All capitalized terms used in this certificate “Certificate” and not defined in this Certificate will have the meanings assigned to those terms in the Equityholders’ Agreement.

SPRINT NEXTEL CORPORATION

By:
Name:

Title:	Chief Executive/Financial Officer

Dated          , 20

Exhibit E

Form of Non-Equityholder Transferee Agreement

Under the Equityholders’ Agreement, dated as of          , 2008 (the ‘Equityholders’ Agreement”), by and among          , the undersigned agrees that, having acquired Equity Securities from           (the “Transferor”) as permitted by the terms of the Equityholders’ Agreement, the undersigned will comply with, and assumes the obligations of the Transferor under, Section 3.1 of the Equityholders’ Agreement with respect to the Transferred Equity Securities. Capitalized terms used but not defined in this Agreement have the meanings assigned to them in the Equityholders’ Agreement.

Listed below is information regarding the Equity Securities:

Number and Class of Equity Securities

IN WITNESS WHEREOF, the undersigned has executed this Assumption Agreement as of          , 20  .

[NAME OF TRANSFEREE]

By:
Name:

Title:

Acknowledged by:

Exhibit F

Assignment and Assumption Agreement

Under the Equityholders’ Agreement, dated as of          , 2008 (the “Equityholders’ Agreement”), by and among          ,           (the “Transferor”) assigns to the undersigned the rights that may be assigned under the Equityholders’ Agreement with respect to the Equity Securities being Transferred, and the undersigned agrees that, having acquired Equity Securities as permitted by the terms of the Equityholders’ Agreement, the undersigned assumes the obligations of the Transferor under the Equityholders’ Agreement with respect to the Transferred Equity Securities. Capitalized terms used but not defined in this Agreement have the meanings assigned to them in the Equityholders’ Agreement.

Listed below is information regarding the Equity Securities:

Number and Class of Equity Securities

IN WITNESS WHEREOF, the undersigned has executed this Assumption Agreement as of                    , 20          .

[NAME OF TRANSFEREE]

By:
Name:

Title:

Acknowledged by:

By:
Name:

Title:

Exhibit G

FORM OF PARENT AGREEMENT

This AGREEMENT, dated as of          , 2008 (this “Agreement”), is made by [Parent Corporation], a          corporation (“Guarantor”), for the benefit of [NewCo Corporation], a Delaware corporation (“NewCo”), [NewCo LLC], a Delaware limited liability company (“NewCo LLC”), [Sprint], a          (“Sprint”), [Eagle River Holdings, LLC], a          Washington limited liability company (“Eagle River”), [Intel], a           (“Intel”), [Comcast], a          (“Comcast”), [Time Warner Cable] a          (“TWC”), [Google Inc.], a Delaware corporation (“Google”), and [BHN Spectrum Investments, LLC] a Delaware limited liability company (“BHN”) (together with their respective Permitted Transferees and Permitted Designees, collectively, the “Beneficiaries”).4

RECITALS

[WHEREAS,          , [a          limited liability company] [a corporation] and a [direct][indirect] wholly owned subsidiary of Guarantor (together with its Permitted Transferees and Permitted Designees, the “Guaranteed Party”, provided that no Securities Holding Company (as defined in the Equityholders’ Agreement) shall be a Guaranteed Party from and after the consummation of a Holding Company Transfer (as defined in the Equityholders’ Agreement) pursuant to Section 3.12 of the Equityholders’ Agreement), has entered into that certain Equityholders’ Agreement, dated as of          , 2008, by and among NewCo Corporation, [Sprint], [Eagle River Holdings, LLC], [Intel], [Comcast], [Google Inc.], [Time Warner Cable], and [BHN Spectrum Investments, LLC]4 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Equityholders’ Agreement”) and that certain Amended and Restated Operating Agreement of NewCo LLC, dated as of           , 2008, by and among NewCo LLC, NewCo Corporation, [Sprint], [Intel], [Comcast], [Time Warner Cable] and [Bright House]4 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Operating Agreement”, and together with the Equityholders’ Agreement, the “Guaranteed Agreements”).]5 Capitalized terms used but not otherwise defined herein will have the meanings given them in the Guaranteed Agreements.

4 The name of the Guaranteed Party should be removed from this list.
5 This is the appropriate recital for all parties other than Google. For Google, use the following:     [WHEREAS, Guarantor has entered into that certain Equityholders’ Agreement, dated as of          , 2008, by and among NewCo Corporation, [Sprint], [Intel], [Comcast], [Time Warner Cable], [BHN Spectrum Investments, LLC] and Guarantor (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Equityholders’ Agreement” or the “Guaranteed Agreement”).] In addition, “Guaranteed Agreements” should be made singular throughout.

NOW THEREFORE, in consideration of the premises in this Agreement and in the Guaranteed Agreements, Guarantor agrees as follows:

AGREEMENT

1. Guarantee.  Guarantor irrevocably and unconditionally guaranties the prompt and complete performance of any and all obligations of [the Guaranteed Party]6under the Guaranteed Agreements (the “Guaranteed Obligations”). Guarantor further agrees to pay each Beneficiary for any and all out-of-pocket expenses reasonably incurred by the Beneficiary in enforcing its rights against the Guaranteed Party under this Agreement, including any and all reasonable attorneys’ costs and expenses incurred in connection therewith. To the extent that the Guaranteed Party fails to perform any of the Guaranteed Obligations on a timely basis pursuant to the terms and conditions of the Guaranteed Agreements, Guarantor will promptly cause the Guaranteed Party to perform such Guaranteed Obligations or will perform such Guaranteed Obligations.

2. Guarantee Absolute.  The guarantee under this Agreement is and will be an absolute, irrevocable and continuing guarantee of performance (and not merely of collection) of the Guaranteed Obligations, when and as such Guaranteed Obligations are to be performed, and Guarantor’s obligations and liabilities under this Agreement will not be released, reduced or discharged except by the complete performance of all Guaranteed Obligations. Guarantor further agrees that this Agreement will continue to be effective or be reinstated (if a release or discharge has occurred), as the case may be, if at any time the Guaranteed Obligations or any portion thereof will be rescinded or avoided (whether as a result of any bankruptcy or otherwise), and any prior release or discharge of this Agreement will be without effect. Guarantor hereby agrees to defer the exercise of any claims it has or may acquire against the Guaranteed Party in respect of the Guaranteed Obligations, including rights of exoneration, reimbursement and subrogation, until the Guaranteed Obligations have been completely performed.

3. Waiver.  The Guarantor expressly waives each and every defense that would otherwise operate to eliminate, impair, condition or restrict the liabilities and obligations of a guarantor or surety with respect to the Guaranteed Obligations, other than any defense that Guarantor would be entitled to raise if Guarantor were the sole primary obligor of the Guaranteed Obligations (it being understood and agreed that nothing set forth herein will be deemed to preclude the Guaranteed Party from asserting any defense that it might have with respect to the Guaranteed Obligations). Without limiting the foregoing, Guarantor hereby waives presentment, demand and protest; notice of acceptance of this Agreement; notice of the creation of any Guaranteed Obligations, of any default and of protest, dishonor, or other action taken in reliance hereon; all demands and notices of any kind in connection with this guarantee of the Guaranteed Obligations; and all diligence in collection or protection of or realization upon any of the Guaranteed Obligations. In furtherance, and not in limitation, of the foregoing, each of the Guarantor and the Guaranteed Party acknowledges and agrees that the Beneficiaries may partially or fully release the Guaranteed Party or any one or more other guarantors from liability with respect to the Guaranteed Obligations and that no action will impair, restrict, cancel or otherwise limit any of Guarantor’s liabilities and obligations under this Agreement or the rights of the Beneficiaries for performance of the Guaranteed Obligations by Guarantor.

4. Acknowledgment.  Guarantor is entering into this Agreement with the understanding that this Agreement is a material condition to the Beneficiaries entering into the Guaranteed Agreements.

5. Duration; Termination.  This Agreement will take effect upon the date first above written and will continue in full force and effect and be binding in accordance with its terms with respect to a Guarantor until the date on which no Guaranteed Party of such Guarantor has a continuing obligation under the Guaranteed Agreements. This Agreement is irrevocable.

6 In the agreement entered into by Google replace bracketed text with: [Guarantor’s Permitted Transferees and Permitted Designees (collectively, the “Guaranteed Party”, provided that no Securities Holding Company shall be a Guaranteed Party from and after the consummation of a Holding Company Transfer pursuant to Section 3.12 of the Equityholders’ Agreement]

6. Miscellaneous.

a. Controlling Law; Amendments.  This Agreement will be governed by and construed and enforced in accordance with the internal laws of the State of Delaware without reference to its choice of law rules. This Agreement may not be amended, modified or supplemented except by written agreement of the parties.

b. Assignment; Successors in Interest.  This Agreement may not be assigned by the Guarantor without the prior written consent of each Beneficiary, which consent may be given or withheld by any Beneficiary in its sole discretion; provided that Guarantor may assign this Agreement (i) to the Spin-Off Entity of the Guaranteed Party in connection with a Spin-Off Transaction and (ii) to any Person that has acquired beneficial ownership of more than 50% of the outstanding voting securities of a Guarantor in a single transaction or a series of related transactions, as long as, immediately following such assignment, the Guaranteed Party continues to be a direct or indirect wholly owned Subsidiary of the Guarantor (or its successor). This Agreement will be binding on and will inure to the benefit of the parties and their successors and permitted assigns, and any reference to a party will also be a reference to the successors (whether by merger, operation of law or otherwise) or permitted assigns of that party. This Agreement is entered into solely for the benefit of the Beneficiaries and their respective successors and permitted assigns, and no other Person may exercise any right or enforce any obligation under this Agreement.

c. Severability.  Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction will, as to the jurisdiction, be ineffective to the extent of the prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any prohibition or unenforceability in one jurisdiction will not invalidate or render unenforceable the provision in any other jurisdiction. If permitted by law, each party waives any provision of law that renders any provision prohibited or unenforceable in any respect.

d. Addresses for Notices.  All notices, communications and deliveries under this Agreement will be provided as specified in Section 11.5 of the Operating Agreement.7

e. Jurisdiction.  No suit, action or proceeding with respect to this Agreement may be brought in any court or before any similar authority other than in a court of competent jurisdiction in the State of Delaware, and the parties to this Agreement submit to the exclusive jurisdiction of those courts for the purpose of a suit, proceeding or judgment. Each party to this Agreement irrevocably waives any right it may have had to bring an action in any other court, domestic or foreign, or before any similar domestic or foreign authority. Each of the parties to this Agreement irrevocably and unconditionally waives trial by jury in any legal action or proceeding (including any counterclaim) in relation to this Agreement.

[Signature Page Follows]

7 In the agreement entered into by Google this provision must be amended because Google is not a party to the Operating Agreement.

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be duly executed and delivered by its duly authorized officer as of the day and year first above written.

[GUARANTOR]

By
Name:

Title:

ANNEX D

EAGLE RIVER VOTING AGREEMENT

Annex D

EXECUTION COPY

VOTING AGREEMENT

VOTING AGREEMENT, dated as of May 7, 2008 (this “Agreement”), by and among Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Clearwire Corporation, a Delaware corporation (the “Company”), Comcast Corporation, a Pennsylvania corporation, Time Warner Cable Inc., a Delaware corporation, Bright House Networks, LLC , a Delaware limited liability company, Google Inc., a Delaware corporation, and Intel Corporation, a Delaware corporation (each of Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc. and Intel Corporation an “Investor” and collectively the “Investors”) and Eagle River Holdings, LLC, a Washington limited liability company (“Stockholder”).

RECITALS

A. Stockholder “beneficially owns” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) and is entitled to dispose of and to vote the number of shares of Class A common stock, par value $.0001 per share (“Class A Common Stock”), and Class B common stock, par value $.0001 per share (“Class B Common Stock”), of the Company set forth opposite the Stockholder’s name on Schedule A to this Agreement (the “Subject Shares”).

B. Concurrently with the execution and delivery of this Agreement, the Company, Sprint, and the Investors are entering into a Transaction Agreement and Plan of Merger (as amended from time to time, the “Transaction Agreement”) pursuant to which the parties to the Transaction Agreement will perform their obligations thereunder in accordance with the terms set forth therein.

C. As a condition to entering into the Transaction Agreement, Sprint and the Investors have required that Stockholder enter into this Agreement and Stockholder desires to enter into this Agreement to induce Sprint and the Investors to enter into the Transaction Agreement.

D. Capitalized terms not defined in this Agreement have the meaning ascribed to them in the Transaction Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained in this Agreement, the parties to this Agreement, intending to be legally bound, agree as follows:

1.  Stockholder Representations and Warranties.

Stockholder represents and warrants to the other parties as follows:

(a) Authority.  Stockholder is duly organized, validly existing and in good standing under the laws of the state of its organization. Stockholder has all requisite legal power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. This Agreement has been duly authorized, executed and delivered by Stockholder and constitutes a valid and binding obligation of Stockholder enforceable in accordance with its terms subject to the Bankruptcy Exception.

(b) No Conflicts.

(i) Except for compliance with the HSR Act and appropriate filings by Stockholder under the Exchange Act no filing by Stockholder with any governmental body or authority, and no authorization, consent or approval of any other Person is necessary for the execution of this Agreement by Stockholder or the performance by Stockholder of the transactions contemplated by this Agreement,

(ii) none of the execution and delivery of this Agreement by Stockholder, the performance by Stockholder of its obligations under this Agreement or compliance by Stockholder with any of the provisions of this Agreement will

(A) conflict with or result in any breach of the organizational documents of Stockholder,

(B) result in, or give rise to, a violation or breach of or a default under (with or without notice or lapse of time, or both) any of the terms of any contract, trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease, permit, understanding, agreement or other instrument or obligation to which Stockholder is a party or by which Stockholder or any of its Subject Shares or assets may be bound or

(C) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, and

(iii) no consent, approval, order, authorization or permit of, or registration, declaration or filing with or notification to, any Governmental Authority or any other Person is required by or with respect to Stockholder in connection with the execution and delivery of this Agreement by Stockholder or the performance by Stockholder of Stockholder’s obligations hereunder, except for (A) the filing with the SEC of any Schedules 13D or 13G or amendments to Schedules 13D or 13G and filings under Section 16 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and (B) such consents, approvals, orders, authorizations, permits or filings the failure of which to be obtained or made would not have a material adverse effect on Stockholder’s ability to perform its obligations hereunder.

(c) Subject Shares.  Schedule A sets forth, opposite Stockholder’s name, the number of Subject Shares over which Stockholder has record or beneficial ownership as of the date of this Agreement. As of the date of this Agreement, Stockholder is the record or beneficial owner of the Subject Shares denoted as being owned by Stockholder on Schedule A and has the sole power to vote and dispose of those Subject Shares. Other than such Subject Shares, Stockholder does not own beneficially or of record any Clearwire Capital Stock or any interest therein. Stockholder has good and valid title to the Subject Shares denoted as being owned by Stockholder on Schedule A, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those created by this Agreement.

(d) Reliance.  Stockholder acknowledges and agrees that Sprint, the Company and the Investors are entering into the Transaction Agreement in reliance upon Stockholder’s execution, delivery and performance of this Agreement.

(e) Litigation.  As of the date of this Agreement, there is no action, proceeding or investigation pending or, to the knowledge of Stockholder, threatened against Stockholder that questions the validity of this Agreement or any action taken or to be taken by Stockholder in connection with this Agreement.

2.  Stockholder Covenants.

(a) Until the termination of this Agreement in accordance with Section 4, Stockholder, in its capacity as a stockholder of the Company, agrees that, at the Clearwire Stockholder Meeting or at any adjournment, postponement or continuation of the Clearwire Stockholder Meeting or in any other circumstances occurring before the Clearwire Stockholder Meeting upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Transaction Agreement or any Acquisition Proposal is sought, Stockholder will vote in favor of the approval of the Merger and the approval and adoption of the Transaction Agreement and, except with the written consent (which may be withheld by each in its sole discretion) of Sprint, the Company and four of the five Investors, against any Acquisition Proposal a number of Subject Shares representing not less than 40% of the total voting power of all Clearwire Capital Stock outstanding as of the date of this Agreement (on a non-fully diluted basis) that is entitled to vote on that matter (the “Voting Share Amount”); provided, however, that the Voting Share Amount shall be automatically reduced from 40% to 25% of such total voting power if the Transaction Agreement is terminated but this Agreement remains in effect pursuant to Section 4(i)(C) below.

(b) Any vote subject to this Agreement will be cast, and any consent subject to this Agreement will be given, in accordance with the procedures relating to that vote or consent so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of that vote or consent. Notwithstanding the foregoing, Stockholder shall not have an obligation to execute any written consent in lieu of a meeting with respect thereto for the purpose of the approval and adoption of the Transaction Agreement and the terms thereof unless the Company shall have requested that such approval and adoption be effected through the execution of any such written consent. Stockholder agrees not to enter into any agreement or commitment with any Person the effect of which would be inconsistent with or violative of any provisions or agreements in this Section 2. Except as expressly set forth in this Agreement, Stockholder may vote the Subject Shares in its discretion on all matters submitted for the vote of stockholders of the Company.

(c) Stockholder agrees not to, directly or indirectly,

(i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, a “Transfer”) or enter into any agreement, option or other arrangement with respect to, or consent to a Transfer of, or convert or agree to convert, any or all of the Subject Shares to any Person, or

(ii) grant any proxies (other than the Company proxy card in connection with the Clearwire Stockholder Meeting if and to the extent such proxy is consistent with Stockholder’s obligations under this Section 2 of this Agreement), deposit any Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any of the Subject Shares, other than pursuant to this Agreement.

Notwithstanding the foregoing, nothing herein shall prevent Stockholder from distributing any of its Subject Shares to a member of Stockholder provided that such member agrees in writing (in a form reasonably acceptable to the other parties to this Agreement) to be bound by and to comply with all of the terms of this Agreement as a “Stockholder” as if such member were an original signatory hereto (each such member a “Subject Member”). In addition, Stockholder and any Subject Member may Transfer Subject Shares without restriction so long as the Subject Shares retained collectively by Stockholder and all Subject Members after the Transfer constitute at least the applicable Voting Share Amount then in effect. If a proposed Transfer of Subject Shares would drop the collective holdings of Stockholder and all of its Subject Members below the then applicable Voting Share Amount, such Transfer will only be permitted if the Transfer is made by a Subject Member for estate planning purposes and the Subject Member retains direct or indirect sole voting control over such Subject Shares through the date of the Stockholder Vote.

(d) Stockholder further agrees not to commit or agree to take any of the foregoing actions or take any action that would have the effect of preventing, impeding, interfering with or adversely affecting its ability to perform its obligations under this Agreement.

(e) Stockholder agrees it will not, nor will Stockholder permit any Affiliate controlled by Stockholder to, nor will Stockholder act in concert with or permit any such Affiliate to act in concert with any Person to make, or in any manner participate in, directly or indirectly, a “solicitation” (as such term is used in the rules of the SEC) of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of Clearwire Capital Stock intended to facilitate any Acquisition Proposal or to cause stockholders of the Company not to vote to approve and adopt the Transaction Agreement. Stockholder agrees it will not, and will direct any investment banker, attorney, agent or other adviser or representative of the Stockholder not to, directly or indirectly, through any officer, director, agent or otherwise, enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to, any Person, other than the parties to the Transaction Agreement, relating to any Acquisition Proposal. Notwithstanding the foregoing, nothing contained in this Agreement shall prevent Stockholder from (A) complying with its disclosure obligations under applicable U.S. securities laws or (B) in the event the Company furnishes information to or enters into discussions or negotiations with a Person, as and to the extent permitted pursuant to Section 10.4(b) of the Transaction Agreement. Stockholder shall be permitted to furnish information and engage in discussions and negotiations with such Person as and to the same extent that the Company is permitted to take such actions. Stockholder hereby represents that, as of the date hereof, it is not engaged in discussions or negotiations with any party other than the parties to the Transaction Agreement with respect to any Acquisition Proposal.

(f) So long as the Transaction Agreement has not been terminated, Stockholder hereby irrevocably elects, upon the satisfaction of the conditions set forth in Section 2.1 of the Transaction Agreement, to convert each share of its Class B Common Stock into one share of Class A Common Stock in accordance with Article IV, Section 1(d)(i) of the Fourth Amended and Restated Certificate of Incorporation of the Company, and Stockholder agrees to execute any documentation required to effect such conversion. If the Transaction Agreement is terminated, the election in this Section 2(f) shall be null and void.

(g) So long as the Transaction Agreement has not been terminated, Stockholder shall take all action necessary to terminate, effective at the Closing, (i) the Voting Agreement dated as of August 29, 2006 among the Company, Intel Pacific, Inc., Intel Capital Corporation and Stockholder and (ii) the Side Letter dated as of June 28, 2006 by and among the Company, Intel Pacific, Inc. and Stockholder.

3.  Stockholder Capacity.  No Person who owns, directly or indirectly, any Capital Stock of Stockholder or any director or officer of Stockholder, in each case, who is or becomes during the term of this Agreement a director or officer of the Company will be deemed to make any agreement or understanding in this Agreement in that Person’s capacity as a director or officer of the Company. Stockholder is entering into this Agreement solely in its capacity as the record holder or beneficial owner of its Subject Shares, and nothing in this Agreement will limit or affect any actions taken by any Person who owns, directly or indirectly, any Capital Stock of Stockholder or any director or officer of Stockholder in his or her capacity as a director or officer of the Company to the extent specifically permitted by the Transaction Agreement or following the termination of the Transaction Agreement. Without limiting the generality of the foregoing, Sprint and the Investors acknowledge that each of Craig O. McCaw, Benjamin G. Wolff, R. Gerard Salemme and Nicholas Kauser is a member of the Board of Directors of Company and is also affiliated with Stockholder, and that each of the foregoing persons in his capacity as a member of the Board of Directors of Company may, in the exercise of his fiduciary duties, take actions that would violate this Agreement if such actions were taken by Stockholder. Sprint and the Investors agree that no such action taken in such individual’s capacity as a member of the Board of Directors of Company will be deemed a violation of this Agreement.

4.  Termination.  This Agreement will terminate

(i) on the earliest of:

(A) the approval and adoption of the Transaction Agreement at the Clearwire Stockholder Meeting,

(B) termination of the Transaction Agreement, unless the termination is effected under Section 12.1(b)(iii), Section 12.1(c)(i) or Section 12.1(d)(i) of the Transaction Agreement as a result of a Superior Proposal,

(C) six months after termination of the Transaction Agreement under Section 12.1(b)(iii), Section 12.1(c)(i) or Section 12.1(d)(i) as a result of a Superior Proposal, or

(ii) at any time on written agreement of each of Sprint, the Company and four of the five Investors.

5.  Breach; Survival

No party hereto will be relieved from any liability for intentional breach of this Agreement by reason of any termination of this Agreement. Regardless of the foregoing, Sections 6 through 19 of this Agreement will survive the termination of this Agreement.

6.  Appraisal Rights.  To the extent permitted by applicable law, Stockholder waives any rights of appraisal or rights to dissent with respect to the Merger or any of the transactions contemplated by the Transaction Agreement that Stockholder may have under applicable law.

7.  Publication.  Stockholder authorizes the Company to publish and disclose in the Proxy Statement or the Registration Statement (including any and all documents and schedules filed with the SEC relating to the

Proxy Statement or the Registration Statement) its identity and ownership of shares of Clearwire Capital Stock and the nature of its commitments, arrangements and understandings made pursuant to this Agreement.

8.  Controlling Law; Amendment.  This Agreement will be governed by and construed and enforced in accordance with the internal Laws of the State of Delaware without reference to its choice of law rules. This Agreement may not be amended, modified or supplemented except by written agreement of each of the parties.

9.  Jurisdiction.  Any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement may only be brought in the courts of the State of Delaware or the federal courts located in the State of Delaware, and each of the parties consents to the jurisdiction of the courts (and of the appropriate appellate courts therefrom) in any Proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any Proceeding in any court or that any Proceeding that is brought in any court has been brought in an inconvenient forum. Process in any Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of the court.

10.  Specific Performance and other Remedies.  Stockholder acknowledges that the rights of the other parties under this Agreement (including third party beneficiaries hereof) are special, unique and of extraordinary character and that, if Stockholder violates or fails or refuses to perform any covenant or agreement made by it in this Agreement, the other parties (including third party beneficiaries hereof) may be without an adequate remedy at law. If Stockholder violates or fails or refuses to perform any covenant or agreement made by it in this Agreement, any other party may, subject to the terms of this Agreement and in addition to any remedy at law for damages or other relief, institute and prosecute an Action in any court of competent jurisdiction to enforce specific performance of the covenant or agreement or seek any other equitable relief.

11.  Waiver.  Any agreement on the part of a party to any extension or waiver of any provision of this Agreement will be valid only if set forth in an instrument in writing signed on behalf of the party (and, if the Company is the relevant party, also signed by four of the five Investors). A waiver by a party of the performance of any covenant, agreement, obligation, condition, representation or warranty will not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any party of the performance of any act will not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

12.  Assignment; Successors in Interest.  No assignment or transfer by any party of that party’s rights and obligations under this Agreement will be made except with the prior written consent of the other parties. This Agreement will be binding on and will inure to the benefit of the parties and their successors and permitted assigns, and any reference to a party will also be a reference to the successors or permitted assigns of that party.

13.  Enforcement of Certain Rights.  Nothing expressed or implied in this Agreement is intended, or will be construed, to confer on or give any Person other than the parties, and their successors or permitted assigns, any right, remedy, obligation or liability under or by reason of this Agreement, or result in the Person’s being deemed a third party beneficiary of this Agreement.

14.  Notices.  All notices, communications and deliveries under this Agreement will be made in writing signed by or on behalf of the party making the notice, communication or delivery, will specify the Section under this Agreement under which it is given or being made, and will be delivered by established overnight courier (with evidence of delivery and postage and other fees prepaid) as follows:

To Sprint:

Sprint Nextel Corporation
2001 Edmund Halley Drive
Reston, Virginia 20191
Attention: President of Strategic Planning and Corporate Initiatives
Facsimile No.: (703) 433-4034

with copies to:

Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
Attention: Vice President — Law, Corporate Transactions and Business Law
Facsimile No.: (913) 523-9803

King & Spalding
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309
Attention: Michael J. Egan
Facsimile No.: (404) 572-5100

To Company:

Clearwire Corporation
4400 Carillon Point
Kirkland, Washington 98033
Attention: Chief Executive Officer
Facsimile No.: (425) 828-8061

with copies to:

Clearwire Corporation
4400 Carillon Point
Kirkland, Washington 98033
Attention: Legal Department
Facsimile No.: (425) 216-7776

Davis Wright Tremaine LLP
1201 Third Avenue, Suite 2200
Seattle, Washington 98101
Attention: Sarah English Tune
Facsimile No.: (206) 757-7161

Kirkland & Ellis LLP
Citigroup Center
153 East 53rd Street
New York, New York 10022
Attention: Joshua N. Korff
Facsimile No.: (212) 446-6460

To Intel Corporation:

Intel Corporation
2200 Mission College Blvd., MS RN6-65
Santa Clara, California 95054-1549
Attention: President, Intel Capital
Facsimile No.: (408) 765-8871

Intel Corporation
2200 Mission College Blvd., MS RN6-59
Santa Clara, California 95054-1549
Attention: Intel Capital Portfolio Manager
Facsimile No.: (408) 765-6038

Intel Corporation
2200 Mission College Blvd., MS RN4-151
Santa Clara, California 95054-1549
Attention: Intel Capital Group General Counsel
Facsimile No.: (408) 653-9098

Intel Corporation
2200 Mission College Blvd., MS RN5-125
Santa Clara, California 95054-1549
Attention: Director, U.S. Tax and Trade
Facsimile No.: (408) 765-1733

with copies to:

Gibson, Dunn & Crutcher LLP
1881 Page Mill Road
Palo Alto, California 94304
Attention: Gregory T. Davidson
Facsimile No.: (650) 849-5050

Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, California 90071-3197
Attention: Paul S. Issler
Facsimile No.: (213) 229-6763

To Comcast Corporation:

Comcast Corporation
One Comcast Center
1701 John F. Kennedy Boulevard
Philadelphia, Pennsylvania 19103
Attention: Chief Financial Officer
Facsimile No.: (215) 286-1240

with copies to:

Comcast Corporation
One Comcast Center
1701 John F. Kennedy Boulevard
Philadelphia, Pennsylvania 19103
Attention: General Counsel
Facsimile No.: (215) 286-7794

Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Attention: David L. Caplan
Facsimile No.: (212) 450-3800

To Time Warner Cable Inc.:

Time Warner Cable Inc.
One Time Warner Center
North Tower
New York, New York 10019
Attention: General Counsel
Facsimile No.: (212) 364-8254

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attention: Matthew W. Abbott
           Robert B. Schumer
Facsimile No.: (212) 757-3990

To Bright House Networks, LLC:
c/o Advance/Newhouse Partnership
5000 Campuswood Drive
East Syracuse, NY 13057
Attention: Mr. Leo Cloutier
Facsimile: (315) 438-4643

with a copy to:

Sabin, Bermant & Gould LLP
Four Times Square
New York, NY 10036
Attention: Arthur J. Steinhauer, Esq.
Facsimile: (212) 381-7218

To Google Inc.:

Google Inc.
1600 Amphitheatre Parkway
Mountain View, California 94043
Attn: General Counsel
Facsimile No.: (650) 887-2421

with a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304
Attn: David Segre, Esq.
Facsimile No.: (650) 493-6811

To Stockholder:

Eagle River Holdings, LLC
2300 Carillon Point
Kirkland, WA 98033
Attention: Chief Executive Officer

15.  Severability.  Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction will, as to the jurisdiction, be ineffective to the extent of the prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any prohibition or unenforceability in one jurisdiction will not invalidate or render unenforceable the provision in any other jurisdiction. If permitted by Law, each party waives any provision of Law that renders any provision prohibited or unenforceable in any respect.

16.  Integration.  This Agreement (together with the Transaction Agreement to the extent referenced in this Agreement) supersedes all negotiations, agreements and understandings among the parties with respect to the subject matter of this Agreement and constitutes the entire agreement among the parties.

17.  Counterparts.  This Agreement may be executed in two or more counterparts, each of which will be deemed an original, and it will not be necessary in making proof of this Agreement or the terms of this Agreement to produce or account for more than one counterparts.

18.  Waiver of Jury Trial.  Each of the parties irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the Transactions.

19.  Interpretation.  Unless the context of this Agreement otherwise clearly requires,

(a) references to the plural include the singular, and references to the singular include the plural, and

(b) the words “include,” “includes” and “including” do not limit the preceding terms or words and will be deemed to be followed by the words “without limitation”.

Unless otherwise set forth in this Agreement, references in this Agreement to

(a) any document, instrument or agreement (including this Agreement)

(A) includes and incorporates all Schedules,

(B) includes all documents, instruments or agreements issued or executed in replacement of those documents, instruments or agreements, and

(C) means the document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and

All Section and Schedule references in this Agreement are to Sections and Schedules of this Agreement, unless otherwise specified. This Agreement will not be construed as if prepared by one of the parties, but rather according to its fair meaning as a whole, as if all parties had prepared it.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and date first above written.

EAGLE RIVER HOLDINGS, LLC

By:	/s/ Amit Mehta
Name:     Amit Mehta

Title:	Vice President, Corporate Development

[Signature Page to the Eagle River Voting Agreement]

SPRINT NEXTEL CORPORATION

By:	/s/ Keith O. Cowan
Name:     Keith O. Cowan

Title:	President of Strategic Planning and Corporate Initiatives

[Signature Page to the Eagle River Voting Agreement]

CLEARWIRE CORPORATION

By:	/s/ Benjamin G. Wolff
Name:     Benjamin G. Wolff

Title:	Chief Executive Officer

[Signature Page to the Eagle River Voting Agreement]

INTEL CORPORATION

By:	/s/ Arvind Sodhani
Name:     Arvind Sodhani

Title:	Executive Vice President
President, Intel Capital

[Signature Page to the Eagle River Voting Agreement]

COMCAST CORPORATION

By:	/s/ Robert S. Pick
Name:     Robert S. Pick

Title:	Senior Vice President

[Signature Page to the Eagle River Voting Agreement]

TIME WARNER CABLE INC.

By:	/s/ Robert D. Marcus
Name:     Robert D. Marcus

Title:	Senior Executive Vice President and Chief Financial Officer

[Signature Page to the Eagle River Voting Agreement]

BRIGHT HOUSE NETWORKS, LLC

By:	/s/ Leo Cloutier
Name:     Leo Cloutier

Title:	Vice President, Strategy & Partnership

[Signature Page to the Eagle River Voting Agreement]

GOOGLE INC.

By:	/s/ Kent Walker
Name:     Kent Walker

Title:	Vice President and General Counsel

[Signature Page to the Eagle River Voting Agreement]

Schedule A

	Number of Shares of	Number of Shares of
Stockholder	Class A Common Stock	Class B Common Stock

Eagle River Holdings, LLC	17,232,005	18,690,953

ANNEX E

INTEL VOTING AGREEMENT

Annex E

EXECUTION COPY

VOTING AGREEMENT

VOTING AGREEMENT, dated as of May 7, 2008 (this “Agreement”), by and among Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Clearwire Corporation, a Delaware corporation (the “Company”), Comcast Corporation, a Pennsylvania corporation, Time Warner Cable Inc., a Delaware corporation, Bright House Networks, LLC, a Delaware limited liability company, and Google Inc., a Delaware corporation (each of Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC and Google Inc. a “Strategic Investor” and collectively the “Strategic Investors”) and Intel Corporation, a Delaware corporation (“Intel Parent”), Intel Capital Corporation, a Delaware corporation (“Intel”) and Intel Capital (Cayman) Corporation, a Cayman Islands company (“Intel Cayman”, and each of Intel and Intel Cayman, a “Stockholder” and collectively, “Stockholder”).

RECITALS

A. Intel is the record owner, and, together with Intel Parent, the beneficial owner (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) and is entitled to dispose of and to vote the number of shares of Class A common stock, par value $.0001 per share (“Class A Common Stock”), and Class B common stock, par value $.0001 per share (“Class B Common Stock”), of the Company and Intel Cayman is the record owner and, together with Intel Parent, the beneficial owner and is entitled to dispose of and to vote the number of shares of Class A Common Stock of the Company, each as set forth opposite such Stockholder’s name on Schedule A to this Agreement (the “Subject Shares”).

B. Concurrently with the execution and delivery of this Agreement, the Company, Sprint, Intel Parent and the Strategic Investors are entering into a Transaction Agreement and Plan of Merger (as amended from time to time, the “Transaction Agreement”) pursuant to which the parties to the Transaction Agreement will perform their obligations thereunder in accordance with the terms set forth therein.

C. As a condition to entering into the Transaction Agreement, Sprint and the Strategic Investors have required that Stockholders enter into this Agreement, and Stockholders desire to enter into this Agreement to induce Sprint and the Strategic Investors to enter into the Transaction Agreement.

D. Capitalized terms used but not defined in this Agreement have the meaning ascribed to them in the Transaction Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained in this Agreement, the parties to this Agreement, intending to be legally bound, agree as follows:

1.	Stockholder Representations and Warranties.

Each Stockholder represents and warrants to the other parties as follows:

(a) Authority.  Stockholder is duly organized, validly existing and in good standing under the laws of the state of its organization. Stockholder has all requisite power and authority to execute and deliver this Agreement and to perform the obligations to be performed by Stockholder under this Agreement. This Agreement has been duly executed and delivered by Stockholder and constitutes a valid and binding obligation of Stockholder enforceable against Stockholder in accordance with its terms, subject to the Bankruptcy Exception.

(b) No Conflicts.

(i) Except for compliance with the HSR Act and appropriate filings by Stockholder under the Exchange Act no filing by Stockholder with any governmental body or authority, and no authorization, consent or approval of any other Person is necessary for the execution of this Agreement by Stockholder or the performance by Stockholder of the transactions contemplated by this Agreement,

(ii) none of the execution and delivery of this Agreement by Stockholder, the performance by Stockholder of its obligations under this Agreement or compliance by Stockholder with any of the provisions of this Agreement will

(A) constitute a breach of the organizational documents of Stockholder,

(B) result in a violation or breach of or a default under (with or without notice or lapse of time, or both) any contract, trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease, permit, agreement or other instrument to which Stockholder is a party or by which Stockholder or any of its Subject Shares or assets may be bound, or

(C) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to Stockholder and in existence as of the date hereof, and

(iii) no consent, approval, order, authorization or permit of, or registration, declaration or filing with or notification to, any Governmental Authority or any other Person is required by or with respect to Stockholder in connection with the execution and delivery of this Agreement by Stockholder or the performance by Stockholder of Stockholder’s obligations hereunder, except for (A) the filing with the SEC of any Schedules 13D or 13G or amendments to Schedules 13D or 13G and filings under Section 16 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and (B) such consents, approvals, orders, authorizations, permits or filings the failure of which to be obtained or made would not have a material adverse effect on Stockholder’s ability to perform its obligations hereunder.

(c) Subject Shares.  Schedule A sets forth, opposite Stockholder’s name, the number of Subject Shares over which Stockholder has record or beneficial ownership (including shared beneficial ownership) as of the date of this Agreement. Except as may be noted on Schedule A, as of the date of this Agreement, Stockholder is the record or beneficial owner of the Subject Shares denoted as being owned by Stockholder on Schedule A and shares the power to vote and dispose of those Subject Shares with Intel Parent. Other than such Subject Shares or as contemplated by the Transaction Agreement, Stockholder does not own beneficially or of record any Clearwire Capital Stock or any interest therein. Stockholder has good and valid title to the Subject Shares denoted as being owned by Stockholder on Schedule A, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those created by this Agreement, the Transaction Agreement and the Voting Agreement by and among the Company, Eagle River Holdings, LLC, Intel and Intel Cayman entered into August 29, 2006.

(d) Reliance.  Stockholder acknowledges and agrees that Sprint, the Company and the Strategic Investors are entering into the Transaction Agreement in part in reliance upon Stockholder’s execution, delivery and performance of this Agreement.

(e) Litigation.  As of the date of this Agreement, there is no action, proceeding or investigation pending or, to the Knowledge of Stockholder, threatened against Stockholder that questions the validity of this Agreement or the performance by Stockholder of its obligations under this Agreement.

2.	Stockholder Covenants.

(a) Until the termination of this Agreement in accordance with Section 4, each Stockholder, in its capacity as a stockholder of the Company, agrees that, at the Clearwire Stockholder Meeting or at any adjournment, postponement or continuation of the Clearwire Stockholder Meeting or in connection with any written consent or other vote of the Company’s stockholders with respect to the Transactions is sought, each Stockholder will vote in favor of the approval of the Transactions a number of its Subject Shares owned as of the record date with respect to such Clearwire Stockholder Meeting (or the date that any written consent is executed by Stockholder) (the “Record Date”) representing the Allocated Percentage (as defined below) of the total voting power as of the Record Date of all of its Subject Shares owned as of the Record Date; provided that each Stockholder shall be obligated under this Agreement to vote its Subject Shares owned as of the Record Date in favor of or otherwise consent to or approve the Transactions only if in connection with such

Clearwire Stockholder Meeting or written consent, an Independent Majority (as defined below) has voted in favor of or consented to or approved the Transactions; and provided, further, that each Stockholder shall be obligated under this Agreement to vote its Subject Shares against or otherwise refrain from consenting to or approving of the Transactions only if in connection with such Clearwire Stockholder Meeting or written consent, an Independent Majority (as defined below) has voted against or has not consented to or has not approved the Transactions.

(b) The “Allocated Percentage” means the percentage determined by dividing (i) the number of votes cast in favor of the approval of the Merger and the approval and adoption of the Transaction Agreement by (ii) the total number of votes cast in those matters (excluding for the purposes of this calculation all abstentions, votes cast by Stockholder and any of its affiliates, votes cast by Eagle River Holdings, LLC and any of its affiliates and votes cast by any director or executive officer of the Company (as specified in Item 401 of Regulation S-K of the Securities Act)). “Independent Majority” shall mean a majority of the votes cast at the applicable Clearwire Stockholder Meeting or shares voted pursuant to a written consent (excluding for the purposes of this calculation all abstentions, votes cast by a Stockholder and any of it affiliates, votes cast by Eagle River Holdings, LLC and any of its affiliates and votes cast by any director or executive officer of the Company (as specified in Item 401 of Regulation S-K of the Securities Act)).

(c) Any vote subject to this Agreement will be cast or consent will be given in accordance with the procedures relating to that vote so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of that vote or consent. Notwithstanding the foregoing, no Stockholder shall have an obligation to execute any written consent in lieu of a meeting with respect thereto for the purpose of the approval and adoption of the Transaction Agreement and the terms thereof unless the Company shall have requested that such approval and adoption be effected through the execution of such written consent. Stockholder agrees not to enter into any agreement or commitment with any Person the effect of which would be prevent Stockholder from performing its obligations under this Agreement. Except as expressly set forth in this Agreement, each Stockholder may vote the Subject Shares in its discretion on all matters submitted for the vote of stockholders of the Company or in connection with any written consent of the Company’s stockholders.

(d) Each Stockholder may transfer any Subject Shares without restriction.

(e) Each Stockholder further agrees not to commit or agree to take any of the foregoing actions or take any action that would have the effect of preventing, impeding, interfering with or adversely affecting its ability to perform its obligations under this Agreement.

(f) Each Stockholder agrees it will not, nor will such Stockholder permit any Affiliate controlled by Stockholder to, nor will Stockholder act in concert with or permit any such Affiliate to act in concert with any Person to make, or in any manner participate in, directly or indirectly, a “solicitation” (as such term is used in the rules of the SEC) of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of Clearwire Capital Stock to cause stockholders of the Company not to vote to approve and adopt the Transaction Agreement. Each Stockholder agrees it will not, and will direct any investment banker, attorney, agent or other adviser or representative of the Stockholder not to, directly or indirectly, through any officer, director, agent or otherwise, enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information related thereto to, any Person, other than the parties to the Transactions. Notwithstanding the foregoing or any other provision of this Agreement, (A) nothing shall prevent a Stockholder from complying with its disclosure obligations under applicable U.S. securities laws, (B) Section 2 of this Agreement is subject in all respects to Section 3 below, and (C) in the event the Company furnishes information to or enters into discussions or negotiations with a Person, as and to the extent permitted pursuant to Section 10.4(b) of the Transaction Agreement, Stockholder shall be permitted to furnish information and engage in discussions and negotiations with such Person as and to the same extent that the Company is permitted to take such actions. Stockholder hereby represents that, as of the date hereof, it is not engaged in discussions or negotiations with any party other than the parties to the Transaction Agreement with respect to the matters set forth in the Transaction Agreement.

(g) So long as the Transaction Agreement has not been terminated, each Stockholder hereby irrevocably elects, upon the satisfaction of the conditions set forth in Section 2.1 of the Transaction Agreement, to convert each share of its Class B Stock into one share of Class A Stock in accordance with Article IV, Section 1(d)(i) of the Fourth Amended and Restated Certificate of Incorporation of the Company, and each Stockholder agrees to execute any documentation required to effect such conversion. If the Transaction Agreement is terminated, the election in this Section 2(g) shall be null and void.

(h) Intel Parent, in its capacity as a Person with shared voting and dispositive power of the Subject Shares of each Stockholder, covenants and agrees that it will take no action contrary to the obligations of Stockholder set forth herein.

3. Stockholder Capacity.  No Person who owns, directly or indirectly, any Capital Stock of Stockholder or any director or officer of Stockholder, in each case, who is or becomes during the term of this Agreement a director or officer of the Company will be deemed to make any agreement or understanding in this Agreement in that Person’s capacity as a director or officer of the Company. Each Stockholder is entering into this Agreement solely in its capacity as the record holder or beneficial owner of its Subject Shares, and nothing in this Agreement will limit or affect any actions taken by any Person who owns, directly or indirectly, any Capital Stock of such Stockholder or any director or officer of such Stockholder in his or her capacity as a director or officer of the Company. Without limiting the generality of the foregoing, Sprint and the Strategic Investors each acknowledge that David Perlmutter is a member of the Board of Directors of the Company and is also affiliated with the Stockholders and Intel Parent, and that the foregoing person in his capacity as a member of the Board of Directors of Company may, in the exercise of his fiduciary duties, take actions that would violate this Agreement if such actions were taken by a Stockholder. Sprint and the Strategic Investors each agree that no such action taken in such individual’s capacity as a member of the Board of Directors of Company will be deemed a violation of this Agreement.

4. Termination.  This Agreement will terminate

(i) on the earliest of:

(A) the approval and adoption of the Transaction Agreement at the Clearwire Stockholder Meeting,

(B) provided that the Clearwire Stockholder Meeting will have concluded, the failure of the stockholders of the Company to approve and adopt the Transactions at the Clearwire Stockholder Meeting,

(C) the date which is 12 months after the date hereof,

(D) the termination of the Transaction Agreement, or

(ii) at any time on written agreement of each of Sprint, the Company and three of the four Strategic Investors.

5. Breach; Survival.  No party hereto will be relieved from any liability for intentional breach of this Agreement by reason of any termination of this Agreement. Regardless of the foregoing, Sections 6 through 19 of this Agreement will survive the termination of this Agreement.

6. Appraisal Rights.  To the extent permitted by applicable law, each Stockholder waives any rights of appraisal or rights to dissent with respect to the Merger or any of the transactions contemplated by the Transaction Agreement that such Stockholder may have under applicable law.

7. Publication.  Each Stockholder authorizes the Company to publish and disclose in the Proxy Statement or the Registration Statement (including any and all documents and schedules filed with the SEC relating to the Proxy Statement or the Registration Statement) its identity and ownership of shares of Clearwire Capital Stock and the nature of its commitments, arrangements and understandings made pursuant to this Agreement.

8. Controlling Law; Amendment.  This Agreement will be governed by and construed and enforced in accordance with the internal Laws of the State of Delaware without reference to its choice of law rules. This

Agreement may not be amended, modified or supplemented except by written agreement of each of the parties.

9. Jurisdiction.  Any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement may only be brought in the courts of the State of Delaware or the federal courts located in the State of Delaware, and each of the parties consents to the jurisdiction of the courts (and of the appropriate appellate courts therefrom) in any Proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any Proceeding in any court or that any Proceeding that is brought in any court has been brought in an inconvenient forum. Without limiting the foregoing, each party agrees that service of process on the party as provided in Section 14 will be deemed effective service of process on the party.

10. Specific Performance and other Remedies.  Each Stockholder acknowledges that the rights of the other parties under this Agreement (including third party beneficiaries hereof) are special, unique and of extraordinary character and that, if such Stockholder violates or fails or refuses to perform any covenant or agreement made by it in this Agreement, the other parties (including third party beneficiaries hereof) may be without an adequate remedy at law. If a Stockholder violates or fails or refuses to perform any covenant or agreement made by it in this Agreement, any other party may, subject to the terms of this Agreement and in addition to any remedy at law for damages or other relief, institute and prosecute an Action in any court of competent jurisdiction to enforce specific performance of the covenant or agreement or seek any other equitable relief.

11. Waiver.  Any agreement on the part of a party to any extension or waiver of any provision of this Agreement will be valid only if set forth in an instrument in writing signed on behalf of the party (and, if the Company is the relevant party, also signed by three of the four Strategic Investors). A waiver by a party of the performance of any covenant, agreement, obligation, condition, representation or warranty will not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any party of the performance of any act will not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

12. Assignment; Successors in Interest.  No assignment or transfer by any party of that party’s rights and obligations under this Agreement will be made except with the prior written consent of each of the other parties. This Agreement will be binding on and will inure to the benefit of the parties and their successors and permitted assigns, and any reference to a party will also be a reference to the successors or permitted assigns of that party.

13. Enforcement of Certain Rights.  Nothing expressed or implied in this Agreement is intended, or will be construed, to confer on or give any Person other than the parties, and their successors or permitted assigns, any right, remedy, obligation or liability under or by reason of this Agreement, or result in the Person’s being deemed a third party beneficiary of this Agreement, except that each Strategic Investor shall be deemed a third party beneficiary of this Agreement.

14. Notices.  All notices, communications and deliveries under this Agreement will be made in writing signed by or on behalf of the party making the notice, communication or delivery, will specify the Section under this Agreement under which it is given or being made, and will be delivered by established overnight courier (with evidence of delivery and postage and other fees prepaid) as follows:

To Sprint:

Sprint Nextel Corporation
2001 Edmund Halley Drive
Reston, Virginia 20191
Attention: President of Strategic Planning and Corporate Initiatives
Facsimile No.: (703) 433-4034

with copies to:

Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
Attention: Vice President — Law, Corporate Transactions and Business Law
Facsimile No.: (913) 523-9803

King & Spalding
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309
Attention: Michael J. Egan
Facsimile No.: (404) 572-5100

To Company:

Clearwire Corporation
4400 Carillon Point
Kirkland, Washington 98033
Attention: Chief Executive Officer
Facsimile No.: (425) 828-8061

with copies to:

Clearwire Corporation
4400 Carillon Point
Kirkland, Washington 98033
Attention: Legal Department
Facsimile No.: (425) 216-7776

Davis Wright Tremaine LLP
1201 Third Avenue, Suite 2200
Seattle, Washington 98101
Attention: Sarah English Tune
Facsimile No.: (206) 757-7161

Kirkland & Ellis LLP
Citigroup Center
153 East 53rd Street
New York, New York 10022
Attention: Joshua N. Korff
Facsimile No.: (212) 446-6460

To Comcast Corporation:

Comcast Corporation
One Comcast Center
1701 John F. Kennedy Boulevard
Philadelphia, Pennsylvania 19103
Attention: Chief Financial Officer
Facsimile No.: (215) 286-1240

with copies to:

Comcast Corporation
One Comcast Center
1701 John F. Kennedy Boulevard
Philadelphia, Pennsylvania 19103
Attention: General Counsel
Facsimile No.: (215) 286-7794

Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Attention: David L. Caplan
Facsimile No.: (212) 450-3800

To Time Warner Cable Inc.:

Time Warner Cable Inc.
One Time Warner Center
North Tower
New York, New York 10019
Attention: General Counsel
Facsimile No.: (212) 364-8254

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attention: Matthew W. AbbottRobert B. Schumer
Facsimile No.: (212) 757-3990

To Bright House Networks, LLC:

c/o Advance/Newhouse Partnership
5000 Campuswood Drive
East Syracuse, NY 13057
Attention: Mr. Leo Cloutier
Facsimile: (315) 438-4643

with a copy to:

Sabin, Bermant & Gould LLP
Four Times Square
New York, NY 10036
Attention: Arthur J. Steinhauer, Esq.
Facsimile: (212) 381-7218

To Google Inc.:

Google Inc.
1600 Amphitheatre Parkway
Mountain View, California 94043
Attn: General Counsel
Facsimile No.: (650) 887-2421

with a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304
Attn: David Segre, Esq.
Facsimile No.: (650) 493-6811

To Stockholder:

Intel Corporation
2200 Mission College Blvd., MS RN6-65
Santa Clara, California 95054-1549
Attention: President, Intel Capital
Facsimile No.: (408) 765-8871

Intel Corporation
2200 Mission College Blvd., MS RN6-59
Santa Clara, California 95054-1549
Attention: Intel Capital Portfolio Manager
Facsimile No.: (408) 765-6038

Intel Corporation
2200 Mission College Blvd., MS RN4-151
Santa Clara, California 95054-1549
Attention: Intel Capital Group General Counsel
Facsimile No.: (408) 653-9098

Intel Corporation
2200 Mission College Blvd., MS RN5-125
Santa Clara, California 95054-1549
Attention: Director, U.S. Tax and Trade
Facsimile No.: (408) 765-1733

with copies to:

Gibson, Dunn & Crutcher LLP
1881 Page Mill Road
Palo Alto, California 94304
Attention: Gregory T. Davidson
Facsimile No.: (650) 849-5050

Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, California 90071-3197
Attention: Paul S. Issler
Facsimile No.: (213) 229-6763

or to the other representative or at the other address of a party as the party may furnish to the other parties in writing. Any notice, communication or delivery will be deemed given or made on the first Business Day after delivery to an overnight courier customer service representative.

15. Severability.  Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction will, as to the jurisdiction, be ineffective to the extent of the prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any prohibition or unenforceability in one jurisdiction will not invalidate or render unenforceable the provision in any other jurisdiction. If permitted by Law, each party waives any provision of Law that renders any provision prohibited or unenforceable in any respect.

16. Integration.  This Agreement (together with the Transaction Agreement to the extent referenced in this Agreement) supersedes all negotiations, agreements and understandings among the parties with respect to the subject matter of this Agreement and constitutes the entire agreement among the parties.

17. Counterparts.  This Agreement may be executed in two or more counterparts, each of which will be deemed an original, and it will not be necessary in making proof of this Agreement or the terms of this Agreement to produce or account for more than one counterparts.

18. Waiver of Jury Trial.  Each of the parties irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement.

19. Interpretation.  Unless the context of this Agreement otherwise clearly requires,

(a) references to the plural include the singular, and references to the singular include the plural, and

(b) the words “include,” “includes” and “including” do not limit the preceding terms or words and will be deemed to be followed by the words “without limitation”.

Unless otherwise set forth in this Agreement, references in this Agreement to

(a) any document, instrument or agreement (including this Agreement)

(A) includes and incorporates all Schedules,

(B) includes all documents, instruments or agreements issued or executed in replacement of those documents, instruments or agreements, and

(C) means the document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and

All Section and Schedule references in this Agreement are to Sections and Schedules of this Agreement, unless otherwise specified. This Agreement will not be construed as if prepared by one of the parties, but rather according to its fair meaning as a whole, as if all parties had prepared it.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and date first above written.

SPRINT NEXTEL CORPORATION

By:	/s/ Keith O. Cowan
Name:     Keith O. Cowan

Title:	President of Strategic Planning and Corporate Initiatives

[Signature Page to the Intel Voting Agreement]

CLEARWIRE CORPORATION

By:	/s/ Benjamin G. Wolff
Name:     Benjamin G. Wolff

Title:	Chief Executive Officer

[Signature Page to the Intel Voting Agreement]

INTEL CORPORATION

By:	/s/ Arvind Sodhani
Name:     Arvind Sodhani

Title:	Executive Vice President

[Signature Page to the Intel Voting Agreement]

INTEL CAPITAL CORPORATION

By:	/s/ Arvind Sodhani
Name:     Arvind Sodhani

Title:	President

[Signature Page to the Intel Voting Agreement]

INTEL CAPITAL (CAYMAN) CORPORATION

By:	/s/ Arvind Sodhani
Name:     Arvind Sodhani

Title:	President

[Signature Page to the Intel Voting Agreement]

COMCAST CORPORATION

By:	/s/ Robert S. Pick
Name:     Robert S. Pick

Title:	Senior Vice President

[Signature Page to the Intel Voting Agreement]

TIME WARNER CABLE INC.

By:	/s/ Robert D. Marcus
Name:     Robert D. Marcus

Title:	Senior Executive Vice President and Chief Financial Officer

[Signature Page to the Intel Voting Agreement]

BRIGHT HOUSE NETWORKS, LLC

By:	/s/ Leo Cloutier
Name:     Leo Cloutier

Title:	Vice President, Strategy & Partnership

[Signature Page to the Intel Voting Agreement]

GOOGLE INC.

By:	/s/ Kent Walker
Name:     Kent Walker

Title:	Vice President and

General Counsel

[Signature Page to the Intel Voting Agreement]

Schedule A

	Number of Shares of	Number of Shares of
	Class A Common	Class B Common
Stockholder	Stock	Stock

Intel Capital (Cayman) Corporation	3,333,333
Intel Capital Corporation	23,427,601	9,905,732

ANNEX F

NEW CLEARWIRE BYLAWS

Annex F

BYLAWS

OF

[NEWCO, INC.]

A Delaware Corporation

ARTICLE 1

MEETINGS OF STOCKHOLDERS

Section 1.  Date and Time of Annual Meetings.  An annual meeting of the stockholders of [NewCo, Inc.] (the “Corporation”) will be held each year on a date not later than 150 days after the Corporation’s fiscal year end at a time determined by the board of directors for the purpose of electing directors and conducting such other business as may properly come before the meeting.

Section 2.  Notice of Stockholder Business and Nominations.

(A) Annual Meetings of Stockholders.

(1) Subject to the provisions of Article 2 of these bylaws, nominations of persons for election to the board of directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders exclusively by the following means:

(a) in the Corporation’s notice of meeting (or any supplement thereto),

(b) by or at the direction of the board of directors or any committee of the board of directors, or

(c) by any stockholder of the Corporation who was a stockholder of record of the Corporation at the time the notice provided for in Section 2(A)(2) is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder under clause (c) of paragraph (A)(1) of this Section 2, the stockholder must have given timely notice of the nomination or other business in writing to the Secretary of the Corporation, and any proposed business other than the nominations of persons for election to the board of directors must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice must be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 60th day, nor earlier than the close of business on 90th day, prior to the first anniversary of the preceding year’s annual meeting, except that if the date of the annual meeting is changed by more than 30 days from the anniversary date, notice by the stockholder must be delivered not later than the close of business on the earlier of the 7th day following the date on which notice of the date of the meeting was mailed or a public announcement of the date of the meeting is first made by the Corporation. In no event will the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. The stockholder’s notice will set forth:

(a) as to each person whom the stockholder proposes to nominate for election as a director, all information relating to the person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case under and in accordance with Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and each such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

(b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and if the business includes a proposal to amend the bylaws or certificate of incorporation (the “Charter”) of the Corporation, the language of the proposed amendment), the reasons for conducting business at the meeting and any material interest of the stockholder and the beneficial owner, if any, on whose behalf the proposal is made, in the business proposed by the stockholder; and

(c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made

(i) the name and address of the stockholder, as they appear on the Corporation’s books, and of the beneficial owner,

(ii) (A) the class and number of shares of capital stock of the Corporation that are owned beneficially and of record by the stockholder and the beneficial owner, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of capital stock of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of capital stock of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of shares of capital stock of the Corporation or otherwise (a “Derivative Instrument”) directly or indirectly owned beneficially by such stockholder and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of capital stock of the Corporation, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder has a right to vote any shares of any security of the Corporation, (D) any short interest in any security of the Corporation (for purposes of this Section 2 a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (E) any rights to dividends on the shares of capital stock of the Corporation owned beneficially by such stockholder that are separated or separable from the underlying shares of capital stock of the Corporation, (F) any proportionate interest in shares of capital stock of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (G) any performance-related fees (other than an asset-based fee) that such stockholder is entitled to based on any increase or decrease in the value of shares of capital stock of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder’s immediate family sharing the same household (which information shall be supplemented by such stockholder and beneficial owner, if any, not later than 10 days after the record date for the meeting to disclose such ownership as of the record date),

(iii) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose any business or a nomination, and

(iv) a representation as to whether the stockholder or the beneficial owner, if any, intends or is part of a group that intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee or otherwise to solicit proxies from stockholders in support of the proposal or nomination.

The foregoing notice requirements of this Section 2 will be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his, her or its intention to present a proposal or nomination at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and the stockholder’s proposal or nomination has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for the annual meeting. The Corporation may require any proposed nominee to furnish other information as it may reasonably require to determine the eligibility of the proposed nominee to serve as a director of the Corporation.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this Section 2 to the contrary, if the number of directors to be elected to the board of directors of the Corporation at an annual meeting is increased and there is no public announcement by the Corporation naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 2 will also be considered timely, but only with respect to nominees for the additional directorships, if it is delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 7th day following the day on which the public announcement is first made by the Corporation.

(B) Special Meetings of Stockholders.  Subject to the provisions of Article 2 of these bylaws, if the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the board of directors, any stockholder of the Corporation may nominate a person or persons (as the case may be) for election to the position(s) as specified in the Corporation’s notice of meeting, if (i) the stockholder delivers a notice satisfying the requirements set forth in Sections (2)(A)(2)(a), (b) and (c) and the final paragraph of Section 2(A)(2) to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 7th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at the meeting and (ii) the stockholder is a stockholder of record of the Corporation at the time the stockholder’s notice is delivered to the Secretary of the Corporation and is entitled to vote at the special meeting. In no event will the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(C) General.

(1) Only those persons who are nominated in accordance with the procedures set forth in this Section 2 or Article 2 of these bylaws will be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors. In addition, any business to be conducted at a meeting of stockholders must have been brought before the meeting in accordance with the procedures set forth in this Section 2. Except as otherwise provided by law, the chairman of the meeting will have the power and duty to do the following:

(a) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2 or Article 2 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made, solicited (or is part of a group that solicited) or did not so solicit, as the case may be, proxies in support of the stockholder’s nominee or proposal in compliance with the stockholder’s representation as required by clause (A)(2)(c)(iv) of this Section 2) and

(b) if any proposed nomination or business was not made or proposed in compliance with this Section 2, to declare that the nomination will be disregarded or that the proposed business will not be transacted.

Notwithstanding the foregoing provisions of this Section 2, unless otherwise required by law, in the case of a nomination or other business brought before an annual meeting by a stockholder under clause (c) of paragraph (A)(1) of this Section 2 or a special meeting under paragraph (B) of this Section 2, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, the nomination by the stockholder will be disregarded and the proposed business will not be transacted, notwithstanding that proxies in respect of the vote may have been received by the Corporation. For purposes of paragraph (C) of this Section 2, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of the stockholder or must be authorized by a writing executed by the stockholder or an electronic transmission delivered by the stockholder to act for the stockholder as proxy at the meeting of stockholders and the person acting as a qualified representative must produce the writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(2) For purposes of this Section 2, a “public announcement” includes disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission under Section 13, 14 or 15(d) of the Exchange Act.

(3) Notwithstanding the foregoing provisions of this Section 2, a stockholder must also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2. Nothing in this Section 2 shall be deemed to affect any rights of stockholders to request inclusion of proposals or nominations in the Corporation’s proxy statement under applicable rules and regulations promulgated under the Exchange Act or of the holders of any series of preferred stock of the Corporation to elect directors under any applicable provisions of the Charter or of the holders of any class or series of the Corporation’s capital stock to nominate or elect directors pursuant to any agreement between the Corporation and such stockholders.

(4) If information submitted pursuant to this Section 2 by any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall be inaccurate to any material extent, such information may be deemed not to have been provided in accordance with this Section 2. Upon written request by the Secretary, the board of directors or any committee thereof, any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall provide, within seven business days of delivery of such request (or such other period as may be specified in such request), written verification, satisfactory in the discretion of the board of directors, any committee thereof or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 2. If a stockholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 2.

Section 3.  Date and Time of Special Meetings.  Special meetings of stockholders may be called for any purpose only by a majority of the board of directors, the chairman of the board of directors, the chief executive officer of the Corporation, the president of the Corporation, the holders of at least 66 2/3% in voting power of all of the then outstanding shares of Class B Common Stock of the Corporation, or the holders of at least 50% in voting power of all of the then outstanding shares of Class A Common Stock of the Corporation. The meetings may be held at any time stated in a notice of meeting or in a duly executed waiver of notice thereof. Except as specifically provided above, stockholders do not have the ability to call a special meeting of stockholders.

Section 4.  Place of Meetings.  The chief executive officer or the board of directors may designate any place, either within or outside the State of Delaware, as the place of meeting for any annual meeting or for any special meeting called by the board of directors or stockholders (as permitted above). If no designation is made, the place of meeting will be the principal executive office of the Corporation.

Section 5.  Notice.  Whenever stockholders are required or permitted to take action at a meeting, written notice (which can be electronic) stating the place, if any, date, time, and, in the case of special meetings, the purpose or purposes, of the meeting, will be given by the chairman of the board of directors, the chief executive officer or the secretary to each stockholder entitled to notice of or to vote at the meeting. Unless otherwise provided by law, the Charter or these bylaws, the written notice of any meeting will be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting. If mailed, the notice will be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at the stockholder’s address as it appears in the records of the Corporation.

Section 6.  Stockholders List.  The officer having charge of the stock ledger of the Corporation will make, at least 10 days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at the meeting arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. For a period of at least 10 days prior to the meetings, during ordinary business hours, the stockholder list will be open to the examination of any stockholder, for any purpose germane to the meeting, either on a reasonably accessible electronic network with the information required to gain access to the stockholder list provided with the notice of meeting or at the principal place of business of the Corporation. The list of stockholders will also be open to examination at the meeting as required by the General Corporation Law of the State of Delaware as from time to time in effect including any successor provisions of law (the “DGCL”) or other applicable law. Except as otherwise provided by law, the stock ledger will be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 6 or to vote in person or by proxy at any meeting of stockholders.

Section 7.  Quorum.  The holders of a majority in voting power of the outstanding shares of capital stock entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders, except as otherwise provided by statute or by the Charter or these bylaws, except that where a separate vote by a class or classes is required, shares representing a majority of all the voting power assigned under the Charter to the outstanding shares of the applicable class or classes, present in person or represented by proxy at the meeting, will constitute a quorum entitled to take action with respect to that vote on that matter. If a quorum is not present, the holders of a majority of the voting power present in person or represented by proxy at the meeting, and entitled to vote at the meeting, or the chairman of the meeting, may adjourn the meeting to another time or place in the manner provided by Section 8 of this Article 1 until a quorum will be so present or represented.

Section 8.  Adjourned Meetings.  Any meeting of stockholders, annual or special, may be adjourned from time to time, to reconvene at some other place. When a meeting is adjourned to another time and place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the original meeting.

Section 9.  Vote Required.  The directors will be elected by a plurality of the votes cast by stockholders entitled to vote and present in person or represented by proxy at the meeting. In all other matters, when a quorum is present, the affirmative vote of the majority in voting power of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter will be the act of the stockholders, except that where a separate vote of a class or classes is required, corporate action to be taken by the applicable class or classes will be authorized by a majority of the voting power (assigned under the Charter to the shares of the Corporation represented in person or by proxy at the meeting and entitled to vote) cast by the applicable class or classes. Notwithstanding the foregoing provisions of this Section 9, if the question is one on which the express provisions of the DGCL or other applicable law or of the Charter or these bylaws or the rules or regulations of any stock exchange applicable to the Corporation or the Equityholders’ Agreement (as defined herein) require a different vote, the express provision will govern and control the decision of the question.

Section 10.  Voting Rights.  Except as otherwise provided by the DGCL or other applicable law, the Charter will establish the voting rights of each stockholder at the meetings of the stockholders.

Section 11.  Proxies.  Each stockholder entitled to vote at a meeting of stockholders or to consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him, her or it by proxy, but no proxy will be voted or acted on after 3 years from its date, unless the proxy provides for a longer period. A duly executed proxy will be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation. That authorization may be accomplished by the stockholder or the authorized officer, director, employee or agent of the stockholder by (a) executing a writing or causing his or her signature to be affixed to the writing by any reasonable means, including facsimile signature, or (b) transmitting or authorizing the transmission of a telegram, cablegram or other electronic transmission to the intended holder of the proxy or to a proxy solicitation firm, proxy support service or similar agent duly authorized by the intended proxy holder to receive the transmission, except that any telegram, cablegram or other electronic transmission must either set forth or be accompanied by information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission by which a stockholder has authorized another person to act as a proxy for the stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, as long as the copy, facsimile telecommunication or other reproduction is a complete reproduction of the entire original writing or transmission.

Section 12.  Action by Stockholders without Meeting.  Any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting, if a consent in writing, setting forth the action so taken, is:

(a) signed by the holders of outstanding stock that have more than the minimum number of voting power assigned under the Charter that would be necessary to authorize or take action at a meeting at which all shares entitled to vote thereon were present and voting and

(b) delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the records of proceedings of meetings of stockholders.

Delivery made to the Corporation’s registered office may be by hand, by verified facsimile, by nationally recognized courier or by certified mail or registered mail, return receipt requested. Every written consent must bear the date of signature of each stockholder who signs the consent and no written consent will be effective to take the corporate action referred to therein unless written consents signed by the requisite number of stockholders entitled to vote with respect to the subject matter thereof are delivered to the Corporation, in the manner required by this Section 12, within 60 (or, if less, the maximum number permitted by the DGCL or other applicable law) days of the earliest dated consent delivered to the Corporation in the manner required by this Section 12. The validity of any consent executed by a proxy for a stockholder through a telegram, cablegram or other means of electronic transmission transmitted to the proxy holder by or on the authorization of the stockholder will be determined by or at the direction of the Secretary. A written record of the information on which the person making the determination relied will be made and kept in the records of the proceedings of the stockholders. Prompt notice of the effectiveness of the action will also be given by the Corporation to those stockholders who did not consent in writing.

Section 13.  Organization.  Meetings of the stockholders will be presided over by the chairman or one of the co-chairmen of the board of directors, if any, or in the absence of the chairman or one of the co-chairmen of the board of directors by the vice chairman of the board of directors, if any, or in the absence of the vice chairman of the board of directors by the chief executive officer, the president or a vice-president (in order of seniority), or in the absence of the foregoing persons by a chairman designated by the board of directors, or in the absence of that designation by a chairman chosen at the meeting. The secretary, or in the absence of the secretary, an assistant secretary will act as secretary of the meeting, but in the absence of the secretary and any assistant secretary, the chairman of the meeting may appoint any person to act as the secretary of the meeting.

Section 14.  Inspectors of Election.  The Corporation will, if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment of the meeting and to make a written report of the meeting. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no designated inspector is able to act at a meeting of stockholders, the person presiding at the meeting will appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, will take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated will do the following:

(a) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each share;

(b) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots;

(c) count all votes and ballots;

(d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and

(e) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and the inspectors’ count of all votes and ballots.

The certification and report will specify any other information that is required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider any information permitted by the DGCL or other applicable law. No person who is a candidate for an office at an election may serve as an inspector at that election.

Section 15.  Conduct of Meetings.  The date and time of the opening and the closing of the polls for each matter on which the stockholders may vote at a meeting will be announced at the meeting by the person presiding over the meeting. The board of directors may adopt by resolution the rules and regulations for the conduct of the meeting of stockholders as it deems reasonably appropriate. Except to the extent inconsistent with the rules and regulations adopted by the board of directors, the person presiding over any meeting of stockholders will have the right and authority to convene and to adjourn the meeting, to prescribe the rules, regulations and procedures and to do all acts as, in the judgment of the presiding person, are reasonably appropriate for the proper conduct of the meeting. The rules, regulations or procedures, whether adopted by the board of directors or prescribed by the presiding person of the meeting, may include, without limitation, the following:

(a) the establishment of an agenda or order of business for the meeting;

(b) rules and procedures for maintaining order at the meeting and the safety of those present;

(c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or other persons as the presiding person of the meeting determines;

(d) restrictions on entry to the meeting after the time fixed for commencement; and

(e) limitations on the time allotted for questions or comments by participants.

The presiding person at any meeting of stockholders, in addition to making any other determinations that may be reasonably appropriate to the conduct of the meeting, will, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and, at the election of the presiding person, that the matter or business not properly brought before the meeting will not be transacted or considered. Unless and to the extent determined by the board of directors or the person presiding over the meeting, meetings of stockholders will not be required to be held in accordance with the rules of parliamentary procedure.

ARTICLE 2

DIRECTORS

Section 1.  General Powers.  The business and affairs of the Corporation will be managed by or under the direction of the board of directors, except as may be otherwise provided by the DGCL or other applicable law or in the Charter.

Section 2.  Number, Election and Term of Office.  The number of directors constituting the whole board of directors will be no less than one, as determined initially by the incorporator and, after the issuance of stock, subject to Section 2 of Article 6, as determined from time to time by resolution of the board of directors or by the stockholders at the annual or any special meeting, except that no decrease in the number of directors may shorten the term of any incumbent director. Unless a director resigns or is removed, each director elected will hold office for the longer of one year or until that director’s successor is elected and qualified. Directors will be at least eighteen years of age and need not be residents of the State of Delaware nor stockholders of the Corporation. The directors, other than the first board of directors, will be determined by resolution of the board of directors or by the stockholders at the annual meeting, except as provided in these bylaws.

Section 3.  Removal and Resignation.  Except as provided in the Charter and in the Equityholders’ Agreement, any or all of the directors may be removed, with or without cause, at any time by the holders of a majority of the shares then entitled to vote at an election of directors at a special meeting called for that purpose. Any director may resign at any time on written notice to the board of directors, the president, the chief executive officer or the secretary of the Corporation. The resignation will take effect at the time specified therein (or if not specified therein, then upon receipt thereof), and unless otherwise specified therein no acceptance of the resignation will be necessary to make it effective.

Section 4.  Vacancies.  Except as provided in the Charter and in the Equityholders’ Agreement, newly created directorships resulting from an increase in the size of the board of directors and all vacancies occurring in the board of directors, including without limitation, vacancies caused by removal without cause, may be filled by a majority of the directors then in office, though less than a quorum, or by the sole remaining director, or if not by the directors, then by the stockholders, and the directors so chosen will hold office until the next annual election and until their successors are duly elected and qualified, unless such director earlier resigns or is removed. If there are no directors in office, then an election of directors may be held in the manner provided by statute.

Section 5.  Annual Meetings.  The annual meeting of each newly elected board of directors will be held without other notice than this bylaw immediately after, and at the same place as, the annual meeting of stockholders.

Section 6.  Other Meetings and Notice.  Regular meetings, other than the annual meeting, of the board of directors may be held without notice at the time and at the place within or outside the State of Delaware as is from time to time determined by resolution of the board. Special meetings of the board of directors may be held at any time or place within or outside the State of Delaware whenever called by or at the request of any chairman or co-chairman of the board, any three members of the board, the chief executive officer or the president on at least 48 hours notice to each director, either personally, by telephone, by mail, by facsimile or e-mail. The notice to each director will include the time, date and place of the meeting and the purpose or purposes of the meeting that has been called.

Section 7.  Quorum, Required Vote and Adjournment.  At all meetings of the board of directors, a majority of the total number of directors will constitute a quorum for the transaction of business or, if vacancies exist on the board of directors, a majority of the total number of directors then serving on the board of directors, except that the number may not be less than one-third of the total number of directors fixed in the manner provided for in these bylaws. The vote of a majority of directors present at a meeting at which a quorum is present will be the act of the board of directors unless the Charter, these bylaws or the Equityholders’ Agreement requires a vote of a greater number. If a quorum is not present at any meeting of the board of directors, a majority of the directors present may adjourn the meeting without notice other than announcement at the meeting, until a quorum will be present.

Section 8.  Committees.  The board of directors will establish the following committees: an audit committee, a nominating committee, a compensation committee and a transactions committee. The composition of the audit committee, the nominating committee, the compensation committee and the transactions committee will be established in accordance with the Equityholders’ Agreement by and between the Corporation, [Sprint], a          , [Eagle River Holdings, LLC], a Washington limited liability company, [Comcast], a          , [BHN Spectrum Investments, LLC], a Delaware limited liability company, [Time Warner Cable], a          , [Google Inc.], a Delaware corporation and [Intel], a          , dated as of           (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Equityholders’ Agreement”). Subject to the Equityholders’ Agreement, the board of directors may designate an executive committee consisting of one or more of the directors of the Corporation. Other than an audit committee, a nominating committee, a compensation committee, a transactions committee and, if established in accordance with the Equityholders’ Agreement and these bylaws, an executive committee, the Corporation will establish no other committees of the board of directors other than those special committees the board of directors may create, from time to time, at its discretion in order to carry out its fiduciary duties, provided that the composition of any committee (including an executive committee) to which the board of directors delegates any authority shall be determined in accordance with the Equityholders’ Agreement. Notwithstanding the foregoing, the establishment of any additional committee of the board of directors and the delegation of duties to such committee shall require the approval of at least 10 members of the board of directors (or, if there are fewer than 10 members of the board of directors, all of such members of the board of directors), or a majority of the disinterested directors if the establishment of the committee is for the purpose of reviewing a related party transaction. Subject to the agreements entered into by the stockholders, any committee, to the extent provided in the resolution of the board of directors, will have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the Corporation, except that no committee will have the power or authority of the board of directors in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL or other applicable law to be submitted to stockholders for approval or (ii) adopting, amending, or repealing any bylaw of the Corporation. Unless the board of directors otherwise provides, each committee designated by the board may make, alter and repeal rules for the conduct of its business. In the absence of those rules, each committee will conduct its business in the same manner as the board of directors conducts its business under this Article 2. All action taken by committees will be recorded in the minutes of the meeting.

Section 9.  Communications Equipment.  Unless otherwise restricted by the Charter or these bylaws, members of the board of directors or any committee may participate in and act at any meeting of the board or committee through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in the meeting under this Section 9 will constitute presence in person at the meeting.

Section 10.  Action by Written Consent.  Unless otherwise restricted by the Charter or these bylaws, any action required or permitted to be taken at any meeting of the board of directors or any committee may be taken without a meeting if all members of the board of directors or the committee, as the case may be, consent to the action in writing or by electronic transmission and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the board or committee in accordance with the DGCL or other applicable law.

Section 11.  Organization.  Meetings of the board of directors will be presided over by the chairman or one of the co-chairmen of the board of directors, if any, or in the absence of the chairman or one of the co-chairmen of the board of directors by the vice chairman of the board of directors, if any, or in the absence of the vice chairman of the board of directors by the chief executive officer (if the chief executive officer is a member of the board of directors), or in the absence of the foregoing persons by a chairman chosen at the meeting (who shall be a member of the board of directors). The secretary, or in the absence of the secretary, an assistant secretary will act as secretary of the meeting, but in the absence of the secretary and any assistant secretary, the chairman of the meeting may appoint any person to act as the secretary of the meeting.

ARTICLE 3

OFFICERS

Section 1.  Number.  Subject to the provisions of the Charter and the Equityholders’ Agreement, the officers of the Corporation will be elected by the board of directors and may consist of a chief executive officer, a president, and a secretary. The board of directors may also from time to time elect other officers (including a chairman of the board, one or more executive vice presidents, one or more senior vice presidents, one or more vice presidents, a chief financial officer, a treasurer, chief technology officer, chief operating officer, chief information officer, chief strategy officer, general counsel, any number of assistant secretaries and other officers and assistant officers) as may be deemed necessary or desirable or may delegate to any elected officer of the Corporation the power to appoint and remove such officers not elected by the board of directors and to prescribe their respective terms of office, authorities and duties. Any number of offices may be held by the same person unless the Charter or these bylaws otherwise provide. In its discretion, the board of directors may choose not to fill any office for any period as it may deem advisable, except that the offices of president and secretary will be filled as expeditiously as possible.

Section 2.  Election and Term of Office.  The officers of the Corporation will be elected annually by the board of directors at its first meeting held after each annual meeting of stockholders or as soon thereafter as conveniently may be accomplished. New offices may be created and filled at any meeting of the board of directors. Unless otherwise provided in the resolution of the board of directors electing any officer, each officer will hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as provided in these bylaws.

Section 3.  Removal; Resignation.  Subject to the Equityholders’ Agreement, any officer elected by the board of directors may be removed by the board of directors with or without cause whenever in its judgment the best interests of the Corporation would be served thereby, but any removal will be without prejudice to the contract rights, if any, of the person removed, but the election of an officer will not of itself create contractual rights. Any officer may resign at any time on written notice to the board of directors, the president, the chief executive officer or the secretary of the Corporation. The resignation will take effect at the time specified therein (or if not specified therein, then upon receipt thereof), and unless otherwise specified therein no acceptance of the resignation will be necessary to make it effective.

Section 4.  Vacancies.  Any vacancy occurring in any office of the Corporation because of death, resignation, removal, disqualification or otherwise, may be filled for the unexpired portion of the term by the board of directors then in office at any annual, regular or special meeting.

Section 5.  Compensation.  Compensation of the chief executive officer and all officers who report directly to the chief executive officer will be fixed by the compensation committee of the board of directors (subject to any employment agreement that may then be in effect between the Corporation and the relevant officer), and no officer will be prevented from receiving compensation by virtue of his or her also being a director of the Corporation. Nothing contained in these bylaws will preclude any officer from serving the Corporation, or any subsidiary, in any other capacity and receiving compensation by reason of the fact that he is also director of the Corporation.

Section 6.  Chairman of the Board.  The chairman of the board, although not an officer of the Corporation, will preside at all meetings of the board of directors and of the stockholders at which he or she is present and will have and may exercise the powers as may, from time to time, be assigned to him or her by the board or as may be provided by law. If there are co-chairmen of the board, the co-chairmen will rotate the administrative duties of the position, including presiding at the meetings of the board of directors.

Section 7.  Chief Executive Officer.  The chief executive officer of the Corporation will, subject to the provisions of these bylaws and the control of the board of directors, have general and active management, direction, and supervision over the business of the Corporation and over its officers. He or she will perform all duties incident to the office of chief executive and other duties as from time to time may be assigned to him by the board of directors or as may be provided in these bylaws. The chief executive officer will execute bonds, mortgages and other contracts, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution is expressly delegated by the board of directors to some other officer or agent of the Corporation. The chief executive officer will report directly to the board of directors and will have the right to delegate any of his powers to any other officer or employee and the authority to appoint vice presidents of the Corporation. The chief executive officer will, unless a chairman of the board has been elected and is present, preside at meetings of the stockholders and the board of directors.

Section 8.  President.  The president will, subject to the provisions of these bylaws and the control of the board of directors, have general supervision of the operations of the Corporation, and subject to any contractual restriction, the president will have all authority incident to the office of president and will have other authority and perform other duties as may from time to time be assigned by the board of directors, any duly authorized committee of the board of directors, the chairman of the board or the chief executive officer. The president will, at the request or in the absence or disability of the chairman of the board or the chief executive officer, or if no chairman of the board or chief executive officer has been elected by the board of directors, perform the duties and exercise the powers of that officer or officers.

Section 9.  Executive Vice Presidents.  Each executive vice president will perform all the duties as from time to time may be assigned to him by the board of directors, the president or the chief executive officer. At the request of the president or in the absence of the president or if the president is unable or refuses to act, the executive vice president, or if there is more than one, the executive vice presidents in the order determined by the board of directors (or if there is no determination, then the executive vice presidents in the order of their appointment), will perform the duties of the president, and when so acting, will have the powers of and be subject to the restrictions placed on the president in respect of the performance of his or her duties.

Section 10.  Senior Vice Presidents.  Each senior vice president will perform all his or her duties as from time to time may be assigned to him by the board of directors, the president or the chief executive officer. There will be no duties that are incident to the office of the senior vice president, other than those that are specifically assigned by the board of directors, the president or the chief executive officer. A senior vice president may not sign or countersign certificates, contracts, agreements and other documents and instruments in the name and on behalf of the Corporation, unless and except to the extent that the board of directors, president or chief executive officer assigns responsibility to the officer.

Section 11.  Chief Financial Officer.  The chief financial officer will be responsible for the financial affairs of the Corporation and will be the chief accounting officer for public securities purposes. If the chief financial officer is not also the treasurer of the Corporation, he or she will be responsible for the supervision of the treasurer. He will perform all duties incident to the office of chief financial officer, and other duties as may from time to time be assigned to him by the board of directors or as may be provided in these bylaws.

Section 12.  Vice Presidents.  Each vice president will perform the duties as from time to time may be assigned to him or her by the board of directors, the president or the chief executive officer. There will be no duties that are incident to the office of vice president, other than those which are specifically assigned by the board of directors, the president or the chief executive officer. A vice president may not sign or countersign certificates, contracts, agreements and other documents and instruments in the name and on behalf of the Corporation, unless and except to the extent that the board of directors, president or chief executive officer assigns responsibility to the officer.

Section 13.  Treasurer.  The treasurer will have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation and will deposit or cause to be deposited, in the name of the Corporation, all moneys or other valuable effects in banks, trust companies or other depositories as will, from time to time, be selected by or under authority of the board of directors. If required by the board of directors, the treasurer will give a bond for the faithful discharge of his or her duties, with surety or sureties as the board of directors may determine. The treasurer will keep or cause to be kept full and accurate records of all receipts and disbursements in books of the Corporation, will render to the chief executive officer and to the board of directors, whenever requested, an account of the financial condition of the Corporation, and, in general, will perform all the duties incident to the office of the treasurer of a corporation and other duties as may, from time to time, be assigned to him or her by the board of directors or the chief executive officer or as may be provided by law.

Section 14.  Secretary and Assistant Secretaries.  The secretary will attend all meetings of the board of directors, all meetings of the committees and all meetings of the stockholders and record all the proceedings of the meetings in a book or books to be kept for that purpose. Under the supervision of the chief executive officer, the secretary will give, or cause to be given, all notices required to be given by these bylaws or by law; will have the powers and perform the duties as the board of directors, the chief executive officer, the president or these bylaws may, from time to time, prescribe. The assistant secretary, or if there is more than one, the assistant secretaries in the order determined by the board of directors, will, in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary and will perform other duties and have other powers as the board of directors, the president or the chief executive officer may, from time to time, prescribe.

Section 15.  Other Officers, Assistant Officers and Agents.  Officers and assistant officers, other than those whose duties are provided for in these bylaws, will have the authority and perform the duties as may from time to time be prescribed by resolution of the board of directors which is not inconsistent with these bylaws.

Section 16.  Absence or Disability of Officers.  In the case of the absence or disability of any officer of the Corporation and of any person hereby authorized to act in the officer’s place during the officer’s absence or disability, the board of directors may by resolution delegate the powers and duties of the officer to any other officer or to any director, or to any other person whom it may select.

ARTICLE 4

STOCK

Section 1.  Form.  The shares of the Corporation will be represented by certificates in the form that appropriate officers of the Corporation may from time to time prescribe, except that the board of directors may provide by resolution or resolutions that some or all of any or all classes or series of stock will be uncertificated shares. Any board resolution regarding uncertificated shares will not apply to shares represented by a certificate until the certificate is surrendered to the Corporation. Every holder of stock represented by certificates will be entitled to have a certificate signed by or in the name of the Corporation by the chairman or vice chairman of the board of directors, if any, or the president or a vice president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary, of the Corporation certifying the name of the registered holder and the number and class of shares and series, if any, represented thereby and the par value of each share or a statement that the share is without par value, as the case may be. The board of directors will have the power to appoint one or more transfer agents or registrars for the transfer or registration of certificates of stock of any class, and may require stock certificates to be countersigned or registered by one or more of the transfer agents or registrars. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on a certificate will have ceased to be an officer, transfer agent, or registrar before the certificate is issued, it may be issued by the Corporation with the same effect as if the person were an officer, transfer agent, or registrar at the date of issue. All certificates for shares will be consecutively numbered or otherwise identified. The name of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, will be entered on the books of the Corporation.

Section 2.  Transfer of Shares.  Shares of stock of the Corporation will only be transferred on the books of the Corporation by the holder of record or by the holder’s attorney duly authorized in writing, who furnishes proper evidence of authority to transfer, and in the case of stock represented by a certificate, upon the surrender to the Corporation of the certificate or certificates for the shares endorsed by the appropriate person or persons, with the evidence of the authenticity of the endorsement, transfer, authorization, and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. In that event, it will be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate or certificates, and record the transaction on its books.

Section 3.  Lost Certificates.  The board of directors may direct a new certificate or certificates (or uncertificated shares in lieu of a new certificate) to be issued in place of any certificate or certificates previously issued by the Corporation alleged to have been lost, stolen, or destroyed, on the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. When authorizing the issuance of a new certificate or certificates (or uncertificated shares in lieu of a new certificate), the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of a lost, stolen, or destroyed certificate or certificates, or his or her legal representative, to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the loss, theft or destruction of the certificate or the issuance of a new certificate.

Section 4.  Fixing a Record Date for Stockholder Meetings.  In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment of any meeting of stockholders, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix a record date, which record date will not precede the date on which the resolution fixing the record date is adopted by the board of directors, and which record date:

(A) in the case of determination of stockholders entitled to notice of and to vote at any meeting of stockholders or adjournment of any meeting of stockholders, will, unless otherwise required by law, not be more than 60 nor less than 10 days before the date of the meeting and

(B) in the case of any other action, will not be more than 60 days prior to the other action.

If no record date is fixed:

(A) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held and

(B) the record date for determining stockholders for any other purpose will be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders will apply to any adjournment of the meeting; except that the board of directors may fix a new record date for the adjourned meeting.

Section 5.  Registered Stockholders.  The names and addresses of the holders of record of the shares of each class and series of the Corporation’s capital stock, together with the number of shares of each class and series held by each record holder and the date of issue of the shares, will be entered into the books of the Corporation. Prior to the surrender to the Corporation of the certificate or certificates for a share or shares of stock with a request to record the transfer of the share or shares, the Corporation may, to the fullest extent permitted by law, treat the registered owner as the person entitled to receive dividends, to vote, to receive notifications, and otherwise to exercise all the rights and powers of an owner.

Section 6.  Regulations.  The board of directors will have the power and authority to make all rules and regulations as it may deem reasonably expedient concerning the issue, transfer, registration, cancellation and replacement of certificates representing stock of the Corporation.

ARTICLE 5

GENERAL PROVISIONS

Section 1.  Fiscal Year.  The fiscal year of the Corporation will begin on the first day of January in each year and end on the thirty-first day of the following December.

Section 2.  Waiver of Notice.  Whenever notice is required to be given by law or under any provision of the Charter or these bylaws, a waiver of notice, given by the person entitled to notice, whether before or after the time stated in the waiver of notice, will be deemed equivalent to notice. Attendance of a person at a meeting will constitute waiver of notice of the meeting except when the person attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

Section 3.  Corporate Seal.  There will be no corporate seal.

Section 4.  Section Headings.  Section headings in these bylaws are for convenience of reference only and will not be given any substantive effect in limiting or otherwise construing any provision in these bylaws.

Section 5.  Inconsistent Provisions.  If any provision of these bylaws is or becomes inconsistent with any provision of the Charter, the DGCL or other applicable law, the provision of these bylaws will not be given any effect to the extent of the inconsistency but will otherwise be given full force and effect.

Section 6.  Books and Records.  The books and records of the Corporation may be kept outside of the State of Delaware at the place or places as the board of directors may from time to time determine.

Section 7.  Checks, Notes, Proxies, Etc.  All checks and drafts on the Corporation’s bank accounts and all bills of exchange and promissory notes, and all acceptances, obligations and other instruments for the payment of money, will be signed by the officer or officers or agent or agents as will be authorized from time to time by the board of directors or the officer or officers who may be delegated the authority. Proxies to vote and consents with respect to securities of other corporations owned by or standing in the name of the Corporation may be executed and delivered from time to time on behalf of the Corporation by the chairman or co-chairman of the board of directors, the chief executive officer, or by the officers as the chairman or co-chairman of the board of directors, the chief executive officer or the board of directors may from time to time determine.

ARTICLE 6

AMENDMENTS

Section 1.  General.  Subject to Article 2, the Charter and agreements entered into by the stockholders (including the Equityholders’ Agreement), these bylaws may be amended, altered, or repealed and new bylaws adopted by resolution of the board of directors. The fact that the power to adopt, amend, alter, or repeal the bylaws has been conferred on the board of directors will not divest the stockholders of the same powers.

Section 2.  Equityholders’ Agreement.  All of the provisions set forth in these bylaws will be subject to the terms and conditions of the Equityholders’ Agreement for so long as such agreement remains in effect in accordance with its terms. Subject to agreements entered into by the stockholders (including the Equityholders’ Agreement), the stockholders will only be able to adopt, amend, alter or repeal bylaws by an affirmative vote of not less than 50% of the voting power of all outstanding shares of stock of the Corporation entitled to vote generally at an election of directors, voting together as a single class.

ANNEX G

FAIRNESS OPINION OF MORGAN STANLEY & CO. INCORPORATED

Annex G

May 7, 2008

Board of Directors
Clearwire Corporation
4400 Carillon Point
Kirkland, WA 98033

Members of the Board:

We understand that Clearwire Corporation (the “Company”), Sprint Nextel Corporation (“Sprint”), Comcast Corporation (“Comcast”), Time Warner Cable Inc. (“TWC”), Bright House Networks, LLC (“BHN”), Google Inc. (“Google”), and Intel Corporation (“Intel”, and together with Comcast, TWC, BHN and Google, the “Investors”), have entered into a Transaction Agreement and Plan of Merger, dated as of May 7, 2008 (the “Agreement”), which provides, among other things, for: (i) the conversion of each outstanding share of Class B common stock, par value $0.0001 per share, of the Company into one share of Class A common stock, par value $0.0001 per share, of the Company (the “Company Class A Common Stock”); (ii) the formation by the Company of a wholly-owned Delaware corporation (“NewCo”); (iii) the formation by NewCo of a wholly-owned Delaware limited liability company (“NewCo LLC”); (iv) the formation by NewCo LLC of a wholly-owned Delaware limited liability company (“Clearwire LLC”); (v) the merger (the “Merger”) of the Company with and into Clearwire LLC, pursuant to which each share of Company Class A Common Stock will be converted into the right to receive one share (the “Consideration”) of Class A common stock, par value $0.0001 per share, of NewCo (the “NewCo Class A Common Stock”); (vi) the formation by Sprint of a wholly-owned Delaware limited liability company (“Sprint Holdco LLC”); (vii) the formation by Sprint Holdco LLC of a wholly-owned Delaware limited liability company (“Sprint Sub LLC”); (viii) the consolidation of the Sprint WiMAX Business (as defined in the Agreement) in the Transfer Entities (as defined in the Agreement); (ix) the contribution of all of the limited liability company interests in the Transfer Entities by Sprint and its subsidiaries to Sprint Holdco LLC; (x) the contribution of all of the limited liability company interests in the Transfer Entities by Sprint Holdco LLC to Sprint Sub LLC; (xi) following completion of the Merger, the contribution (the “Contribution”) of all of the limited liability company interests of Sprint Sub LLC by Sprint Holdco LLC to NewCo LLC in exchange for non-voting membership interests in NewCo LLC and the purchase by Sprint Holdco LLC of an equal number of shares of Class B common stock, par value $0.0001 per share, of NewCo (the “NewCo Class B Common Stock”) and the execution of certain commercial agreements with NewCo LLC; (xii) following completion of the Merger and the Contribution, the investment (the “NewCo LLC Investment”) by Comcast, TWC, BHN and Intel of $2.7 billion in the aggregate in NewCo LLC in exchange for voting and non-voting membership interests in NewCo LLC and the execution of certain commercial agreements with NewCo LLC; (xiii) following completion of the Merger and the Contribution, the investment (together with the NewCo LLC Investment, the “Investment”) by Google of $500,000,000 in the aggregate in NewCo in exchange for shares of NewCo Class A Common Stock; (xiv) the contribution of the cash that NewCo receives in exchange for NewCo Class B Common Stock pursuant to clause (xi) by NewCo to NewCo LLC in exchange for voting membership interests in NewCo LLC; (xv) the contribution of all of the voting membership interests in NewCo LLC held by Comcast, TWC, BHN and Intel to NewCo in exchange for an equal number of shares of NewCo Class B Common Stock; and (xvi) the contribution of the cash that NewCo receives in exchange for NewCo Class A Common Stock pursuant to clause (xiii) by NewCo to NewCo LLC in exchange for an equal number of voting and non-voting membership interests in NewCo LLC, in each case in accordance with the terms and conditions of the Agreement. The actions contemplated by clauses (i) through (xvi) above are referred to collectively herein as the “Transaction,” and the terms of the Transaction are more fully described in the Agreement. As used herein, the term “Investment” also includes an investment by a certain additional investor in the amount of $10,000,000 in the aggregate in NewCo in exchange for shares of NewCo Class A Common Stock, which investment will occur shortly after the consummation of the transactions contemplated by the Agreement and will be made on substantially the same terms as the investment made by the Investors.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Company Class A Common Stock pursuant to the Merger is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

(a) reviewed certain publicly available financial statements and other business and financial information of the Company;

(b) reviewed certain internal financial statements and other financial and operating data concerning the Company and the Sprint WiMAX Business, respectively;

(c) reviewed certain financial projections for the Company prepared by the management of the Company on a stand-alone basis and certain financial projections for NewCo jointly prepared by the managements of the Company and Sprint;

(d) reviewed information relating to certain strategic, financial and operational benefits anticipated from the Transaction prepared by the managements of the Company and Sprint, respectively;

(e) discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Transaction, with senior executives of the Company;

(f) discussed the past and current operations and financial condition and the prospects of the Sprint WiMAX Business, including information relating to certain strategic, financial and operational benefits anticipated from the Transaction, with senior executives of Sprint;

(g) reviewed the pro forma impact of the Transaction on NewCo’s cash flow, consolidated capitalization and financial ratios;

(h) reviewed the reported prices and trading activity for the Company Class A Common Stock;

(i) compared the financial performance of the Company and the prices and trading activity of the Company Class A Common Stock with that of certain other publicly-traded companies comparable to the Company and its securities;

(j) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions and the results of certain recent auctions of wireless spectrum by the Federal Communications Commission;

(k) participated in certain discussions and negotiations among representatives of the Company, Sprint and the Investors and their respective financial and legal advisors;

(l) reviewed the Agreement and certain related documents; and

(m) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and Sprint and which formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Transaction, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and Sprint of the future financial performance of the Company, the Sprint WiMAX Business and NewCo. In addition, we have assumed that the Transaction will be consummated in accordance with the terms set forth in the Agreement and the related documents without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Transaction will have the tax treatment as described in the Agreement. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Transaction. We have relied upon, without independent verification, the assessment by the respective managements of the Company and Sprint of: (i) the strategic, financial and other benefits expected to result from the Transaction; (ii) the timing and risks associated with the integration of the Company and the Sprint WiMAX Business; (iii) NewCo’s ability to retain key employees of the Company and the Sprint WiMAX Business, respectively; and (iv) the validity of, and risks associated with, the Company’s and Sprint WiMAX Business’ existing and future technologies, intellectual property, products, services and business models. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of Company Class A Common Stock in the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Sprint WiMAX Business, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party other than Sprint with respect to the acquisition, business combination or other extraordinary transaction, involving the Company.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Transaction. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Company and certain of the Investors and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Company, Sprint or the Investors in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, Sprint, the Investors or any other company, or any currency or commodity, that may be involved in the Transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the NewCo Class A Common Stock will trade following consummation of the Transaction and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders’ meeting to be held in connection with the Transaction. As indicated above, for purposes of our analyses, we took into account the terms of the Contribution and the Investment. However, our opinion only addresses the fairness, from a financial point of view, of the Consideration to be received by the holders of shares of Company Class A Common Stock pursuant to the Merger. Our opinion does not address the fairness of any aspect of the Contribution, the Investment or any other related or unrelated transaction or agreement. In particular, Morgan Stanley expresses no opinion as to the relative fairness of any portion of the Consideration to be received by the holders of any existing class of common stock of the Company.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of Company Class A Common Stock pursuant to the Merger is fair from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Thomas F. Whayne
Name:     Thomas F. Whayne
Title     Managing Director

ANNEX H

NEW CLEARWIRE STOCK PLAN

Annex H

NEW CLEARWIRE CORPORATION

2008 STOCK COMPENSATION PLAN

ARTICLE I

EFFECTIVE DATE AND PURPOSE

1.1 Effective Date.  The Board and the board of directors of Clearwire Corporation approved the Plan effective as of [DATE] (the “Effective Date”), subject to the approval of the Plan by a majority of the stockholders of Clearwire Corporation within twelve (12) months of the adoption of the Plan by the Board in accordance with Code Sections 162(m) and 422, and the treasury regulations promulgated thereunder. No Awards may be granted hereunder or approved by the Board or the Committee until, the consummation of the Transaction. If the Transaction is not consummated substantially in accordance with the terms of the Transaction Agreement (as amended from time to time in accordance with its terms) by January 1, 2010, this Plan shall terminate and be of no further force or effect.

1.2 Purpose of the Plan.  The Plan is intended to further the growth and profitability of the Company by increasing incentives and encouraging Share ownership on the part of the Employees, Independent Contractors and Members of the Board of the Company and its Subsidiaries and Related Companies. The Plan is intended to permit the grant of Awards that constitute Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Other Stock Awards.

ARTICLE II

DEFINITIONS

The following words and phrases shall have the following meanings unless a different meaning is plainly required by the context:

“Affiliate” means any entity, directly or indirectly, controlled by, controlling or under common control with the Company or any corporation or other entity acquiring, directly or indirectly, all or substantially all the assets and business of the Company, whether by operation of law or otherwise.

“Award” means, individually or collectively, a grant under the Plan of Non-Qualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units or Other Stock Awards.

“Award Agreement” means the written agreement setting forth the terms and conditions applicable to an Award.

“Base Price” means the price at which a SAR may be exercised with respect to a Share.

“Board” means the Company’s Board of Directors, as constituted from time to time.

“Change in Control” means with respect to either the Company or the LLC (each, a “Clearwire Person”), any of the following events:

(a) the sale of more than a majority of the consolidated assets of that Clearwire Person and its Subsidiaries;

(b) any merger, consolidation, share exchange, recapitalization, sale, issuance, disposition, transfer of capital stock or other transaction, in each case in which any Person or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) acquires beneficial ownership of more than a majority (or, in the case of Sprint Nextel Corporation, seventy-five percent) of either:

(i) the then-outstanding shares of that Clearwire Person’s common stock or equivalent securities (determined on an as-converted basis), or

(ii) the combined voting power of the then-outstanding voting securities of that Clearwire Person entitled to vote generally in the election of directors; or

(c) solely with respect to the Company, during any period of 24 consecutive months, a majority of the members of the Board cease to be composed of individuals (A) who were members of the Board on the first day of such period, (B) whose election or nomination to the Board was approved by individuals referred to in clause (A) above constituting at the time of such election or nomination at least a majority of the Board or (C) whose election or nomination to the Board was approved by individuals referred to in clauses (A) and (B) above constituting at the time of such election or nomination at least a majority of the Board; PROVIDED, HOWEVER, a member of the Board who differs from the individual who was a member of the Board on the first day of the applicable period will be deemed to have been a member on the first day of the applicable period if such member was nominated or otherwise designated by the same Equityholder (as defined in the Equityholders’ Agreement) as appointed the original member in accordance with Section 2.1 of the Equityholders’ Agreement.

For the sake of clarity, consummation of the Transaction shall not constitute a Change in Control.

“Code” means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation or other guidance promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

“Committee” means the committee of the Board described in Article 3.

“Company” means New Clearwire Corporation or any successor thereto.

“Division” means any of the operating units or divisions of the Company, a Subsidiary or a Related Company that is designated as a Division by the Committee.

“Eligible Individual” means any of the following individuals who is designated by the Committee as eligible to receive Awards subject to the conditions set forth herein: (a) any Member of the Board, officer or Employee of the Company, a Subsidiary or a Related Company, (b) any individual to whom the Company, a Subsidiary or a Related Company has extended a formal, written offer of employment, or (c) any Independent Contractor.

“Employee” means an employee of the Company, a Related Company, a Subsidiary or an Affiliate (each an “Employer”) designated by the Committee.

“Equityholders’ Agreement” means the Equityholders’ Agreement by and among the Company, Sprint Nextel Corporation, Eagle River Holdings, LLC, Intel Corporation, Comcast Corporation, Time Warner Cable Inc., Google Inc., and BHN Spectrum Investments, LLC, as amended from time to time.

“Exchange Act” means the Securities Exchange Act of 1934, as amended. Reference to a specific section of the Exchange Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

“Exercise Price” means the price at which a Share subject to an Option may be purchased upon the exercise of the Option.

“Fair Market Value” on any date means (a) the closing price in the primary trading session for a Share on such date on the stock exchange, if any, on which Shares are primarily traded (or if no Shares were traded on such date, then on the most recent previous date on which any Shares were so traded), (b) if clause (a) is not applicable, the closing price of the Shares on such date on the Nasdaq Stock Market at the close of the primary trading session (or if no Shares were traded on such date, then on the most recent previous date on which any Shares were so traded) or (c) if neither clause (a) nor clause (b) is applicable, the value of a Share for such date as established by the Committee, using any reasonable method of valuation.

“Grant Date” means the date that the Award is granted.

“Immediate Family” means the Participant’s children, stepchildren, grandchildren, parents, stepparents, grandparents, spouse, siblings (including half-brothers and half-sisters), in-laws, and all such relationships arising because of legal adoption.

“Incentive Stock Option” means an Option that is designated as an Incentive Stock Option and is intended by the Committee to meet the requirements of Section 422 of the Code.

“Independent Contractor” means a Person, employed by the Company, a Subsidiary or a Related Company for a specific task, study or project who is not an Employee, including an advisor or consultant who (i) is a natural person and (ii) provides bona fide services to the Company, a Subsidiary or a Related Company; provided such services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s securities.

“LLC” means Clearwire Communications LLC and any successor thereto.

“Member of the Board” means an individual who is a member of the Board or of the board of directors of a Subsidiary, an Affiliate or a Related Company.

“New Clearwire Share” means a share of the Company’s Class A common stock, par value $0.0001 per share.

“Non-Qualified Stock Option” means an Option that is not an Incentive Stock Option.

“Old Clearwire Share” means a share of Clearwire Corporation’s Class A common stock, par value $0.0001 per share.

“Option” means an option to purchase Shares granted pursuant to Article 5.

“Optionee” means a Person to whom an Option has been granted under the Plan.

“Other Stock Award” means an Award granted pursuant to Article 8 to receive Shares on the terms specified in any applicable Award Agreement.

“Participant” means an Eligible Individual with respect to whom an Award has been granted and remains outstanding.

“Performance Awards” means Performance Units, Performance Shares or either or both of them.

“Performance-Based Compensation” means any Option or Award that is intended to constitute “performance based compensation” within the meaning of Section 162(m)(4)(C) of the Code and the regulations promulgated thereunder.

“Performance Cycle” means the time period specified by the Committee at the time Performance Awards are granted during which the performance of the Company, a Subsidiary, a Division or a Related Company will be measured.

“Performance Goals” means goals established by the Committee as contingencies for Awards to vest and/or become exercisable or distributable.

“Performance Shares” means Shares issued or transferred to a Participant under Section 9.

“Performance Units” means Restricted Stock Units subject to Performance Goals under Section 9.

“Performance Period” means the designated period during which the Performance Goals must be satisfied with respect to the Award to which the Performance Goals relate.

“Period of Restriction” means the period during which Restricted Stock or an RSU is subject to forfeiture and/or restrictions on transferability.

“Person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, estate, unincorporated organization, government or any agency or political subdivisions thereof.

“Plan” means this New Clearwire Corporation 2008 Stock Compensation Plan, as set forth in this instrument and as hereafter amended from time to time.

“Related Company” means any Person that would be considered a single employer with the Company under Section 414(b) or (c) of the Code if the language “at least 80 percent” as used in connection with the application of these provisions were replaced by “at least 50 percent”.

“Restricted Stock” means a Stock Award granted pursuant to Article 6 under which the Shares are subject to forfeiture upon such terms and conditions as specified in the relevant Award Agreement.

“Restricted Stock Unit” or “RSU” means a Stock Award granted pursuant to Article 6 subject to a period or periods of time after which the Participant will receive Shares if the conditions contained in such Stock Award have been met.

“Service Relationship” means (i) an Employee’s employment relationship, (ii) an Independent Contractor’s service relationship or (iii) a Member of the Board’s service as a member of the Board. Unless otherwise provided in an Award Agreement, a Participant’s Service Relationship shall not be considered to be terminated so long as such Participant has a Service Relationship as an Employee, Independent Contractor or Member of the Board.

“Share” means an Old Clearwire Share. After consummation of the Transaction, “Share” shall mean a share of stock of the Company into which Old Clearwire Shares were converted in connection with the Transaction, which are anticipated to be shares of Class A common stock of the Company, par value $0.0001 per share (each, a “New Clearwire Share”).

“Stock Appreciation Right” or “SAR” means an Award granted pursuant to Article 7, granted alone or in tandem with a related Option which is designated by the Committee as an SAR.

“Stock Award” means an Award of Restricted Stock or an RSU pursuant to Article 6.

“Subsidiary(ies)” means any entity (other than the Company) in an unbroken chain of entities, including and beginning with the Company, if each of such entities, other than the last entity in the unbroken chain, owns, directly or indirectly, more than fifty percent (50%) of the voting interests in one of the other entities in such chain.

“Ten Percent Holder” means an Employee (together with Persons whose stock ownership is attributed to the Employee pursuant to Section 424(d) of the Code) who, at the time an Option is granted, owns stock representing more than ten percent of the voting power of all classes of stock of the Company.

“Transaction” means the transactions contemplated by the Transaction Agreement.

“Transaction Agreement” means the Transaction Agreement and Plan of Merger, dated as of May 7, 2008 by and among Clearwire Corporation, Sprint Nextel Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc. and Intel Corporation, as amended from time to time.

ARTICLE III

ADMINISTRATION

3.1 The Committee.  The Plan shall be administered by the Compensation Committee of the Board. Except as provided in or pursuant to the Equityholders’ Agreement, if the Committee consists of more than one (1) member, a quorum shall consist of not fewer than two (2) members of the Committee and a majority of a quorum may authorize any action. Subject to applicable law and Section 3.3 of the Plan, the Committee may delegate its authority under the Plan to any other Person or Persons. Reference to the Committee shall refer to the Board if the Compensation Committee ceases to exist and the Board does not appoint a successor Committee.

3.2 Authority and Action of the Committee.  It shall be the duty of the Committee to administer the Plan in accordance with the Plan’s provisions. The Committee shall have all powers and discretion necessary or appropriate to administer the Plan and to control its operation, including, but not limited to, the power to

(a) determine which Employees, Independent Contractors and Members of the Board shall be eligible to receive Awards, and to grant Awards, (b) prescribe the form, amount, timing and other terms and conditions of each Award, (c) interpret the Plan and the Award Agreements, (d) adopt such procedures as it deems necessary or appropriate to permit participation in the Plan by eligible Employees, Independent Contractors and Members of the Board, (e) adopt such rules as it deems necessary or appropriate for the administration, interpretation and application of the Plan, (f) interpret, amend or revoke any such procedures or rules, (g) correct any technical defect(s) or technical omission(s), or reconcile any technical inconsistency(ies), in the Plan and/or any Award Agreement, (h) accelerate the vesting or payment of any award, (i) extend the period during which an Option may be exercisable, and (j) make all other decisions and determinations that may be required pursuant to the Plan and/or any Award Agreement or as the Committee deems necessary or advisable to administer the Plan.

Except as provided in or pursuant to the Equityholders’ Agreement, the acts of the Committee shall be either (i) acts of a majority of the members of the Committee present at any meeting at which a quorum is present or (ii) acts approved in writing by all of the members of the Committee without a meeting. A majority of the Committee shall constitute a quorum. The Committee’s determinations under the Plan need not be uniform and may be made selectively among Participants, whether or not such Participants are similarly situated. Each member of the Committee is entitled, in good faith, to rely or act upon any report or other information furnished to that member by any Employee of the Company or any of its Subsidiaries, Affiliates, or Related Companies, the Company’s independent certified public accountants or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

The Company shall effect the granting of Awards under the Plan, in accordance with the determinations made by the Committee, by execution of written agreements and/or other instruments in such form as is approved by the Committee.

3.3 Delegation by the Committee.  The Committee, in its sole discretion and on such terms and conditions as it may provide, may delegate all or any part of its authority and powers under the Plan to one or more Members of the Board of the Company and/or officers of the Company; PROVIDED, HOWEVER, that the Committee may not delegate its authority or power with respect to the selection for participation in this Plan of an officer or other Person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an Award to such an officer or Person and the Committee may not delegate to an Eligible Individual the authority to grant Awards to him or herself.

3.4 Decisions Binding.  All determinations, decisions and interpretations of the Committee, the Board, and any delegate of the Committee pursuant to the provisions of the Plan or any Award Agreement shall be final, conclusive, and binding on all Persons, and shall be given the maximum deference permitted by law.

ARTICLE IV

SHARES SUBJECT TO THE PLAN

4.1 Number of Shares.  Subject to adjustment as provided in Section 10.12, the number of Shares available for grants of Awards under the Plan shall be 80,000,000 Shares. For the sake clarity, immediately after consummation of the Transaction, the number of New Clearwire Shares available for grants of Awards under the Plan shall not exceed 80,000,000 New Clearwire Shares, subject thereafter to adjustment as provided in Section 10.12. Shares awarded under the Plan may be either authorized but unissued Shares, authorized and issued Shares reacquired and held as treasury Shares or a combination thereof. Unless prohibited by applicable law or exchange rules, Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company or any Subsidiary or Affiliate shall not reduce the Shares available for grants of Awards under this Section 4.1. Upon consummation of the Transaction, the Old Clearwire Shares reserved hereunder shall be converted into New Clearwire Shares, with the number of New Clearwire Shares reserved for issuance under the Plan equaling the number of New Clearwire Shares into which the number of Old Clearwire Shares reserved hereunder would be converted pursuant to the Transaction Agreement if they were then outstanding. Subject to adjustment in accordance with Section 10.12, in no event may more than 20,000,000 Shares be issued upon the exercise of an Incentive Stock Option granted under the

Plan. Subject to adjustment in accordance with Section 10.12, the maximum number of Shares that may be subject to Options or Stock Appreciation Rights granted to any Eligible Individual in any 12-month period is 4,000,000.

4.2 Lapsed Awards.  To the extent that Shares subject to an outstanding Option (except to the extent Shares are issued or delivered by the Company in connection with the exercise of a tandem SAR) or other Award are not issued or delivered by reason of (i) the expiration, cancellation, forfeiture or other termination of such Award, (ii) the withholding of such Shares in satisfaction of applicable federal, state or local taxes or (iii) of the settlement of all or a portion of such Award in cash, then such Shares shall again be available under this Plan.

ARTICLE V

STOCK OPTIONS

5.1 Grant of Options.  Subject to the provisions of the Plan, Options may be granted to Participants at such times, and subject to such terms and conditions, as determined by the Committee in its sole discretion. An Award of Options may include Incentive Stock Options, Non-Qualified Stock Options, or a combination thereof; PROVIDED, HOWEVER, that an Incentive Stock Option may only be granted to an Employee of the Company or a Subsidiary and no Incentive Stock Option shall be granted more than ten years after the earlier of (i) the date this Plan is adopted by the Board or (ii) the date this Plan is approved by the Clearwire Corporation’s stockholders.

5.2 Award Agreement.  Each Option shall be evidenced by an Award Agreement that shall specify the Exercise Price, the expiration date of the Option, the number of Shares to which the Option pertains, any conditions to the exercise of all or a portion of the Option, and such other terms and conditions as the Committee, in its discretion, shall determine. The Award Agreement pertaining to an Option shall designate such Option as an Incentive Stock Option or a Non-Qualified Stock Option. Notwithstanding any such designation, to the extent that the aggregate Fair Market Value (determined as of the Grant Date) of Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by a Participant during any calendar year (under this Plan or any other plan of the Company, or any parent or subsidiary as defined in Section 424 of the Code) exceeds $100,000, such Options shall constitute Non-Qualified Stock Options. For purposes of the preceding sentence, Incentive Stock Options shall be taken into account in the order in which they are granted.

5.3 Exercise Price.  Subject to the other provisions of this Section, the Exercise Price with respect to Shares subject to an Option shall be determined by the Committee in its sole discretion; PROVIDED, HOWEVER, that the Exercise Price shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date; and provided further, that the Exercise Price with respect to an Incentive Stock Option granted to a Ten Percent Holder shall not be less than one hundred ten percent (110%) of the Fair Market Value of a Share on the Grant Date.

5.4 Expiration Dates.  Each Option shall terminate not later than the expiration date specified in the Award Agreement pertaining to such Option; PROVIDED, HOWEVER, that the expiration date with respect to an Option shall not be later than the tenth anniversary of its Grant Date and the expiration date with respect to an Incentive Stock Option granted to a Ten Percent Holder shall not be later than the fifth anniversary of its Grant Date.

5.5 Exercisability of Options.  Subject to Section 5.4, Options granted under the Plan shall be exercisable at such times, and shall be subject to such restrictions and conditions, as the Committee shall determine in its sole discretion. The exercise of an Option is contingent upon payment by the Optionee of the amount sufficient to pay all taxes required to be withheld by any governmental agency. Such payment may be in any form approved by the Committee.

5.6 Method of Exercise.  Options shall be exercised by the Participant’s delivery of a written notice of exercise to the Chief Financial Officer of the Company (or his or her designee), setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment of the Exercise Price with respect to each such Share and an amount sufficient to pay all taxes required to be withheld by any governmental agency. The Exercise Price shall be payable to the Company in full in cash or its equivalent. The Committee, in its sole discretion, also may permit exercise (a) by tendering previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the aggregate Exercise Price of the Shares with respect to which the Option is to be exercised, or (b) by any other means which the Committee, in its sole discretion, determines to both provide legal consideration for the Shares, and to be consistent with the purposes of the Plan, including, without limitation, through a registered broker-dealer pursuant to such cashless exercise procedures which are, from time to time, deemed acceptable by the Committee. As soon as practicable after receipt of a written notification of exercise and full payment for the Shares with respect to which the Option is exercised, the Company shall deliver to the Participant Share certificates (which may be in book entry form) for such Shares with respect to which the Option is exercised.

5.7 Restrictions on Share Transferability.  Incentive Stock Options are not transferable, except by will or the laws of descent. The Committee may impose such additional restrictions on any Shares acquired pursuant to the exercise of an Option as it may deem advisable, including, but not limited to, restrictions related to applicable federal securities laws, the requirements of any national securities exchange or system upon which Shares are then listed or traded, or any blue sky or state securities laws.

ARTICLE VI

STOCK AWARDS

6.1 Grant of Stock Awards.  Subject to the provisions of the Plan, Stock Awards may be granted to such Participants at such times, and subject to such terms and conditions, as determined by the Committee in its sole discretion.

6.2 Stock Award Agreement.  Each Stock Award shall be evidenced by an Award Agreement that shall specify the number of Shares granted, the price, if any, to be paid for the Shares and the Period of Restriction applicable to a Restricted Stock Award or RSU Award and such other terms and conditions as the Committee, in its sole discretion, shall determine.

6.3 Transferability/Share Certificates.  Shares subject to an Award of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated during a Period of Restriction. During the Period of Restriction, a Restricted Stock Award may be registered in the holder’s name or a nominee’s name at the discretion of the Company and may bear a legend as described in Section 6.4.2. Unless the Committee determines otherwise, shares of Restricted Stock shall be held by the Company as escrow agent during the applicable Period of Restriction, together with stock powers or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate by the Company, which would permit transfer to the Company of all or a portion of the Shares subject to the Restricted Stock Award in the event such Award is forfeited in whole or part.

6.4 Other Restrictions.  The Committee, in its sole discretion, may impose such other restrictions on Shares subject to an Award of Restricted Stock as it may deem advisable or appropriate.

6.4.1 General Restrictions.  The Committee may set restrictions based upon applicable federal or state securities laws, or any other basis determined by the Committee in its discretion.

6.4.2 Legend on Certificates.  The Committee, in its sole discretion, may legend the certificates representing Restricted Stock during the Period of Restriction to give appropriate notice of such restrictions. For example, the Committee may determine that some or all certificates representing Shares of Restricted Stock shall bear the following legend: “The sale or other transfer of the shares of stock represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions on transfer as set forth in the New Clearwire Corporation 2008 Stock Compensation Plan (the “Plan”), and in a Restricted Stock Agreement (as defined by the Plan). A copy of the Plan and such Restricted Stock Agreement may be obtained from the Chief Financial Officer of New Clearwire Corporation.”

6.5 Removal of Restrictions.  Shares of Restricted Stock covered by a Restricted Stock Award made under the Plan shall be released from escrow as soon as practicable after the termination of the Period of Restriction and, subject to the Company’s right to require payment of any taxes, a certificate or certificates evidencing ownership of the requisite number of Shares shall be delivered to the Participant.

6.6 Voting Rights.  During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless otherwise provided in the Award Agreement.

6.7 Dividends and Other Distributions.  During the Period of Restriction, Participants holding Shares of Restricted Stock shall be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the Award Agreement. Unless otherwise provided in the Award Agreement, any such dividends or distributions shall be deposited with the Company and shall be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

ARTICLE VII

STOCK APPRECIATION RIGHTS

7.1 Grant of SARs.  Subject to the provisions of the Plan, SARs may be granted to such Participants at such times, and subject to such terms and conditions, as shall be determined by the Committee in its sole discretion; PROVIDED, HOWEVER, that any tandem SAR (i.e., a SAR granted in tandem with an Option) related to an Incentive Stock Option shall be granted at the same time that such Incentive Stock Option is granted.

7.2 Base Price and Other Terms.  The Committee, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of SARs granted under the Plan. Without limiting the foregoing, the Base Price with respect to Shares subject to a tandem SAR shall be the same as the Exercise Price with respect to the Shares subject to the related Option.

7.3 SAR Agreement.  Each SAR grant shall be evidenced by an Award Agreement that shall specify the Base Price (which shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date), the term of the SAR, the conditions of exercise, and such other terms and conditions as the Committee, in its sole discretion, shall determine.

7.4 Expiration Dates.  Each SAR shall terminate no later than the tenth anniversary of its Grant Date; PROVIDED, HOWEVER, that the expiration date with respect to a tandem SAR shall not be later than the expiration date of the related Option.

7.5 Payment of SAR Amount.  Unless otherwise specified in the Award Agreement pertaining to a SAR, a SAR may be exercised (a) by the Participant’s delivery of a written notice of exercise to the Chief Financial Officer of the Company (or his or her designee) setting forth the number of whole SARs which are being exercised, (b) in the case of a tandem SAR, by surrendering to the Company any Options which are cancelled by reason of the exercise of such SAR, and (c) by executing such documents as the Company may reasonably request. Except as otherwise provided in the relevant Award Agreement, upon exercise of a SAR, the Participant shall be entitled to receive payment from the Company in an amount determined by multiplying: (i) the amount by which the Fair Market Value of a Share on the date of exercise exceeds the Base Price specified in the Award Agreement pertaining to such SAR; by (ii) the number of Shares with respect to which the SAR is exercised.

7.6 Payment Upon Exercise of SAR.  Payment to a Participant upon the exercise of the SAR shall be made, as determined by the Committee in its sole discretion, either (a) in cash, (b) in Shares with a Fair Market Value equal to the amount of the payment or (c) in a combination thereof, as set forth in the applicable Award Agreement.

ARTICLE VIII

OTHER STOCK AWARDS

8.1 Grant of Other Stock Awards.  Subject to the provisions of the Plan, the Committee may develop sub-plans or grant other equity-based awards on such terms as it may determine, including, but not limited to, Awards designed to comply with or take advantage of applicable local laws of jurisdictions outside of the United States.

ARTICLE IX

PERFORMANCE AWARDS

9.1 Performance Goals.  The Committee shall have the authority to grant Awards under this Plan that are contingent upon the achievement of Performance Goals. Such Performance Goals are to be specified in the relevant Award Agreement and may be based on such criteria as the Committee may determine. Performance Goals may be in respect of the performance of the Company, any of its Subsidiaries, Related Companies or Affiliates or any combination thereof on either a consolidated, business unit or divisional level. Performance Goals may be absolute or relative (to prior performance of the Company or to the performance of one or more other entities or external indices) and may be expressed in terms of a progression within a specified range.

9.2 Performance Units.  The Committee, in its discretion, may grant Awards of Performance Units to Eligible Individuals, the terms and conditions of which shall be set forth in an Agreement between the Company and the Eligible Individual. Performance Units may be denominated in Shares or a specified dollar amount and, contingent upon the attainment of specified Performance Goals within the Performance Cycle, represent the right to receive payment as provided in Section 9.4.3 of (a) in the case of Share-denominated Performance Units, the Fair Market Value of a Share on the date the Performance Unit was granted, the date the Performance Unit became vested or any other date specified by the Committee, (b) in the case of dollar-denominated Performance Units, the specified dollar amount or (c) a percentage (which may be more than 100%) of the amount described in clause (a) or (b) depending on the level of Performance Objective attainment; PROVIDED, HOWEVER, that, the Committee may at the time a Performance Unit is granted specify a maximum amount payable in respect of a vested Performance Unit. Each Agreement shall specify the number of Performance Units to which it relates, the Performance Goals which must be satisfied in order for the Performance Units to vest and the Performance Cycle within which such Performance Goals must be satisfied.

9.2.1 Vesting and Forfeiture.  Subject to Section 9.4.3 and the terms of relevant Award Agreement, a Participant shall become vested with respect to the Performance Units to the extent that the Performance Goals set forth in the Agreement are satisfied for the Performance Cycle.

9.2.2 Payment of Awards.  Subject to Section 9.4.3, payment to Participants in respect of vested Performance Units shall be made in accordance with the terms of the relevant Award Agreement. Such payments may be made entirely in Shares valued at their Fair Market Value, entirely in cash, or in such combination of Shares and cash as the Committee in its discretion shall determine at any time prior to such payment.

9.3 Performance Shares.  The Committee, in its discretion, may grant Awards of Performance Shares to Eligible Individuals, the terms and conditions of which shall be set forth in an Agreement between the Company and the Eligible Individual. Each Agreement may require that an appropriate legend be placed on Share certificates. Awards of Performance Shares shall be subject to the following terms and provisions:

9.3.1 Rights of Participant.  The Committee shall provide at the time an Award of Performance Shares is made the time or times at which the actual Shares represented by such Award shall be issued in the name of the Participant; PROVIDED, HOWEVER, that no Performance Shares shall be issued until the Participant has executed an Agreement evidencing the Award, the appropriate blank stock powers and, in the discretion of the Committee, an escrow agreement and any other documents which the Committee may require as a condition to the issuance of such Performance Shares. If a Participant shall fail to execute the Agreement evidencing an Award of Performance Shares, the appropriate blank stock powers and, in the discretion of the Committee, an escrow agreement and any other documents which the Committee may require within the time period prescribed by the Committee at the time the Award is granted, the Award shall be null and void. At the discretion of the Committee, Shares issued in connection with an Award of Performance Shares shall be deposited together with the stock powers with an escrow agent (which may be the Company) designated by the Committee. Except as restricted by the terms of the Agreement, upon delivery of the Shares to the escrow agent, the Participant shall have, in the discretion of the Committee, all of the rights of a stockholder with respect to such Shares, including the right to vote the Shares and to receive all dividends or other distributions paid or made with respect to the Shares.

9.3.2 Non-Transferability.  Until any restrictions upon the Performance Shares awarded to a Participant shall have lapsed in the manner set forth in Section 9.3.3, such Performance Shares shall not be sold, transferred or otherwise disposed of and shall not be pledged or otherwise hypothecated, nor shall they be delivered to the Participant. The Committee may also impose such other restrictions and conditions on the Performance Shares, if any, as it deems appropriate.

9.3.3 Lapse of Restrictions.  Subject to Section 9.4.3, restrictions upon Performance Shares awarded hereunder shall lapse and such Performance Shares shall become vested at such time or times and on such terms, conditions and satisfaction of Performance Goals as the Committee may, in its discretion, determine at the time an Award is granted.

9.3.4 Delivery of Shares.  Upon the lapse of the restrictions on Performance Shares awarded hereunder, the Committee shall cause a stock certificate to be delivered to the Participant with respect to such Shares, free of all restrictions hereunder.

9.4 Performance Goals.

9.4.1 Establishment.  Performance Goals for Performance Awards may be expressed in terms of earnings per Share, net income, revenue growth, market share, ratings, rank, market valuation, cash flow, cash flow per Share, adjusted earnings before interest, taxes and depreciation, Share price, pre-tax profits, net earnings, return on equity or assets, sales, any combination of the foregoing or, with respect to Performance Awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code, such other criteria as the Committee may determine. Performance Goals may be absolute or relative (to prior performance of the Company or to the performance of one or more other entities or external indices) and may be expressed in terms of a progression within a specified range. The foregoing criteria shall have any reasonable definitions that the Committee may specify, which may include or exclude any or all of the following items: extraordinary, unusual or non-recurring items; effects of accounting changes; effects of currency fluctuations; effects of financing activities (e.g., effect on earnings per share of issuing convertible debt securities); expenses for restructuring, productivity initiatives or new business initiatives; non-operating items; acquisition and merger expenses; effects of divestitures and/or mergers and other items identified by the Committee in its discretion. Any such performance criterion or combination of such criteria may apply to the award opportunity in its entirety or to any designated portion or portions of the award opportunity, as the Committee may specify. For any Performance Award intended to comply with Section 162(m) of the Code, the Performance Goals with respect to a Performance Cycle shall be established in writing by the Committee by the earlier of (x) the date on which a quarter of the Performance Cycle has elapsed or (y) the date which is ninety (90) days after the commencement of the Performance Cycle, and in any event while the performance relating to the Performance Goals remain substantially uncertain.

9.4.2 Effect of Certain Events.  At the time of the granting of a Performance Award, or at any time thereafter, in either case to the extent permitted under Section 162(m) of the Code and the regulations thereunder without adversely affecting the treatment of the Performance Award as Performance-Based Compensation, the Committee may provide for the manner in which performance will be measured against the Performance Goals (or may adjust the Performance Goals) to reflect the impact of specified corporate transactions, accounting or tax law changes and other extraordinary or nonrecurring events.

9.4.3 Determination of Performance.  Prior to the vesting, payment, settlement or lapsing of any restrictions with respect to any Performance Award that is intended to constitute Performance-Based Compensation made to a Participant who is subject to Section 162(m) of the Code, the Committee shall certify in writing that the applicable Performance Goals have been satisfied to the extent necessary for such Award to qualify as Performance-Based Compensation.

9.5 Non-Transferability.  Until the vesting of Performance Units or the lapsing of any restrictions on Performance Shares, as the case may be, such Performance Units or Performance Shares shall not be sold, transferred or otherwise disposed of and shall not be pledged or otherwise hypothecated.

9.6 Maximum Number of Performance Awards.  Subject to adjustment in accordance with Section 10.12, the maximum number of Shares that may be subject to Performance Awards granted to any Eligible Individual in any 12-month period is 4,000,000. Subject to adjustment in accordance with Section 10.12, the maximum amount that can be paid out in cash to any Participant in respect of any cash-settled Performance Award granted to such Participant in any 12-month period that is not expressed in the form of Share equivalents is the Fair Market Value of 4,000,000 Shares as of the date of grant.

ARTICLE X

MISCELLANEOUS

10.1 No Effect on Employment or Service.  Nothing in the Plan shall interfere with or limit in any way the right of the Company, any Subsidiary or any Related Company to terminate any Participant’s Service Relationship at any time, for any reason and with or without cause.

10.2 Participation.  No Person shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

10.3 Indemnification.  Each Person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company against and from (a) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any good faith action taken or good faith failure to act under the Plan or any Award Agreement, and (b) from any and all amounts paid by him or her in settlement thereof, with the Company’s approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Persons may be entitled under the Company’s Certificate of Incorporation or By-Laws, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

10.4 Successors.  All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business or assets of the Company.

10.5 Beneficiary Designations.  Subject to the restrictions in Section 10.6 below, a Participant under the Plan may name a beneficiary or beneficiaries to whom any vested but unpaid Award shall be paid in the event of the Participant’s death. For purposes of this Section, a beneficiary may include a designated trust having as its primary beneficiary a family member of a Participant. Each such designation shall revoke all prior designations by the Participant and shall be effective only if given in a form and manner acceptable to the Committee. In the absence of any such designation, any vested benefits remaining unpaid at the Participant’s death shall be paid to the Participant’s estate and, subject to the terms of the Plan and of the applicable Award

Agreement, any unexercised vested Award may be exercised by the administrator or executor of the Participant’s estate.

10.6 Nontransferability of Awards.  No Award granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will, by the laws of descent and distribution; PROVIDED, HOWEVER, that except as provided by in the relevant Award Agreement, a Participant may transfer, without consideration, an Award other than an Incentive Stock Option to one or more members of his or her Immediate Family, to a trust established for the exclusive benefit of one or more members of his or her Immediate Family, to a partnership in which all the partners are members of his or her Immediate Family, or to a limited liability company in which all the members are members of his or her Immediate Family; provided, further, that any such Immediate Family, and any such trust, partnership and limited liability company, shall agree to be and shall be bound by the terms of the Plan, and by the terms and provisions of the applicable Award Agreement and any other agreements covering the transferred Awards. All rights with respect to an Award granted to a Participant shall be available during his or her lifetime only to the Participant and may be exercised only by the Participant or the Participant’s legal representative.

10.7 No Rights as Stockholder.  Except to the limited extent provided in Sections 6.6 and 6.7, no Participant (nor any beneficiary) shall have any of the rights or privileges of a stockholder of the Company with respect to any Shares issuable pursuant to an Award (or exercise thereof), unless and until certificates representing such Shares shall have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to the Participant (or beneficiary).

10.8 Withholding Requirements.  Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof), the Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy any federal, state, local and foreign taxes of any kind (including, but not limited to, the Participant’s Federal Insurance Contributions Act and State Disability Insurance obligations) which the Committee, in its sole discretion, deems necessary to be withheld or remitted to comply with the Code and/or any other applicable law, rule or regulation with respect to such Award (or exercise thereof).

10.9 Withholding Arrangements.  The Committee, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit or require a Participant to satisfy all or part of the tax withholding obligations in connection with an Award by (a) having the Company withhold otherwise deliverable Shares, or (b) delivering to the Company already-owned Shares having a Fair Market Value equal to the amount required to be withheld.

10.10 No Corporate Action Restriction.  The existence of the Plan, any Award Agreement and/or the Awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Board or the stockholders of the Company to make or authorize (a) any adjustment, recapitalization, reorganization or other change in the Company’s or any Subsidiary’s or Affiliate’s capital structure or business, (b) any merger, consolidation or change in the ownership of the Company or any Subsidiary, Affiliate or Related Company, (c) any issue of bonds, debentures, capital, preferred or prior preference stocks ahead of or affecting the Company’s or any Subsidiary’s, Affiliate’s or Related Company’s capital stock or the rights thereof, (d) any dissolution or liquidation of the Company or any Subsidiary, Affiliate or Related Company (e) any sale or transfer of all or any part of the Company’s or any Subsidiary’s, Affiliate’s or Related Company’s assets or business, or (f) any other corporate act or proceeding by the Company or any Subsidiary, Affiliate or Related Company. No Participant, beneficiary or any other Person shall have any claim against any Member of the Board or the Committee, the Company or any Subsidiary, Affiliate or Related Company, or any employees, officers, stockholders or agents of the Company or any Subsidiary, Affiliate or Related Company, as a result of any such action. Without the consent of holders of a majority of the Company’s common stock entitled to vote in the election of members of the Board, the Company may not lower the exercise price of outstanding Options or SARs, or otherwise re-price outstanding Options or SARs.

10.11 Restrictions on Shares.  Each Award made hereunder shall be subject to the requirement that if at any time the Company determines that the listing, registration or qualification of the Shares subject to such Award upon any securities exchange or under any law, or the consent or approval of any governmental body, or the taking of any other action is necessary or desirable as a condition of, or in connection with, the exercise or settlement of such Award or the delivery of Shares thereunder, such Award shall not be exercised or settled and such Shares shall not be delivered unless such listing, registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company. The Company may require that certificates evidencing Shares delivered pursuant to any Award made hereunder bear a legend indicating that the sale, transfer or other disposition thereof by the holder is prohibited except in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder.

10.12 Changes in Capital Structure.  In the event that any extraordinary dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, change of control or exchange of Shares or other securities of the Company, or other corporate transaction or event (each a “Corporate Event”) affects the Shares, the Board shall, in such manner as it in good faith deems equitable, adjust any or all of (i) the number of Shares or other securities of the Company (or number and kind of other securities or property) with respect to which Awards may be granted, (ii) the number of Shares or other securities of the Company (or number and kind of other securities or property) subject to outstanding Awards, and (iii) the Exercise Price or Base Price with respect to any Award, or make provision for an immediate cash payment to the holder of an outstanding Award in consideration for the cancellation of such Award.

If the Company enters into or is or may become involved in any Corporate Event or, a Change in Control does or may occur, the Board shall, prior to such Corporate Event and/or Change in Control and effective upon such Corporate Event and/or Change in Control, take such action as it deems appropriate, including, but not limited to, replacing Awards with substitute awards in respect of the Shares, other securities or other property of the surviving corporation or any affiliate of the surviving corporation on such terms and conditions, as to the number of shares, pricing and otherwise, which shall substantially preserve the value, rights and benefits of any affected Awards granted hereunder as of the date of the consummation of the Corporate Event or a Change in Control. Notwithstanding anything to the contrary in the Plan, if any Corporate Event or Change in Control occurs, the Company shall have the right, but not the obligation, to cancel each Participant’s Awards immediately prior to such Corporate Event and/or Change in Control and to pay to each affected Participant in connection with the cancellation of such Participant’s Awards, an amount that the Committee, in its sole discretion, in good faith determines to be the equivalent value of such Award (e.g., in the case of an Option, the amount of the spread).

Upon receipt by any affected Participant of any such substitute awards (or payment) as a result of any such Corporate Event and/or Change in Control, such Participant’s affected Awards for which such substitute awards (or payment) were received shall be thereupon cancelled without the need for obtaining the consent of any such affected Participant. Any actions or determinations of the Committee under this Section 10.12 need not be uniform as to all outstanding Awards, nor treat all Participants identically.

Notwithstanding any of the foregoing, and for the avoidance of doubt, upon consummation of the Transaction, the number and type of shares available for grants of Awards under this Plan shall be adjusted on the same basis as other Shares generally in connection with the Transaction.

ARTICLE XI

AMENDMENT, TERMINATION AND DURATION

11.1 Amendment, Suspension or Termination.  The Board, in its sole discretion, may amend, suspend or terminate the Plan, or any part thereof, at any time and for any reason, subject to any requirement of stockholder approval required by applicable law, rule or regulation, including, without limitation, Sections 162(m) and 422 of the Code and the rules of the Nasdaq Stock Market; PROVIDED, HOWEVER, the Board may amend the Plan and any Award Agreement, including without limitation retroactive amendments, without stockholder approval as necessary to avoid the imposition of any taxes under Section 409A of the Code. Subject to the preceding sentence, the amendment, suspension or termination of the Plan or any Award Agreement shall not, without the consent of the Participant, materially adversely alter or impair any rights or obligations under any Award theretofore granted to such Participant. No Award may be granted during any period of suspension or after termination of the Plan.

11.2 Duration of the Plan.  The Plan shall, subject to Section 11.1, terminate ten years after adoption by the Board, unless earlier terminated by the Board and no further Awards shall be granted under the Plan. The termination of the Plan shall not affect any Awards granted prior to the termination of the Plan.

ARTICLE XII

LEGAL CONSTRUCTION

12.1 Gender and Number.  Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

12.2 Severability.  In the event any provision of the Plan or of any Award Agreement shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan or the Award Agreement, and the Plan and/or the Award Agreement shall be construed and enforced as if the illegal or invalid provision had not been included.

12.3 Requirements of Law.  The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

12.4 Governing Law.  The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Delaware, but without regard to its conflict of law provisions.

12.5 Captions.  Captions are provided herein for convenience only, and shall not serve as a basis for interpretation or construction of the Plan.

12.6 Incentive Stock Options.  Should any Option granted under this Plan be designated an “Incentive Stock Option,” but fail, for any reason, to meet the requirements of the Code for such a designation, then such Option shall be deemed to be a Non-Qualified Stock Option and shall be valid as such according to its terms.

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